Form 20-F
period 2024-03-31
NATIONAL GRID PLC
filed 2024-05-23
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2024

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
National Grid plc
1-3 Strand London WC2N 5EH, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares of 12 204/473 pence each	NG	The New York Stock Exchange*
American Depositary Shares, each representing five	NGG	The New York Stock Exchange
5.602% Notes due 2028	NGG28	The New York Stock Exchange
5.809% Notes due 2033	NGG33	The New York Stock Exchange
5.418% Notes due 2034	NGG34	The New York Stock Exchange
____________
*    Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2024 was
Ordinary Shares of 12 204/473 pence each    3,967,138,214

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2024 and is dated 23 May 2024. Details of events occurring subsequent to the approval of the annual report on 22 May 2024 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	—
2	Offer statistics and expected timetable	Not applicable	—
3	Key Information
	3A [Reserved]		—
	3B Capitalization and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk Factors	“Additional Information—Internal control and risk factors—Risk factors”	226-231
4	Information on the company
	4A History and development of the company	“Strategic Report—National Grid at a glance”; “—Where we operate”; “—Our business model: “What we do” “—How we create value”	2-5
		“Strategic Report—Chair’s statement”	6
		“Strategic Report—Chief Executive’s review”	7-9
		“Strategic Report—Our business environment”	12-15
		“Strategic Report—Succeeding with our strategy”	16-17
		“Strategic Report—Our key performance indicators (KPI)”	18-21
		“Strategic Report—Our business units “—UK Electricity Transmission (UK ET)”; “—UK Electricity System Operator (ESO)”; “—UK Electricity Distribution (UK ED)”; —New England”; —New York”; “—National Grid Ventures (NGV)”; “—Other activities”	32-36
		“Strategic Report—Financial review—Summary of Group financial performance for the year ended 31 March 2024”	61-73
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital investment”	139
		“Financial Statements—Notes to the consolidated financial statements—10. Assets held for sale and discontinued operations”	156-158
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	220-225
		“Additional Information—Shareholder information—Articles of Association—General”	232
		“Additional Information—Shareholder Information— Documents on display”	233
		“Additional Information—Other unaudited financial information—Alternative performance measures/non-IFRS reconciliations—Capital investment at constant currency”	248
		“Additional Information—Want more information or help?”	263
	4B Business overview	“Strategic Report—National Grid at a glance”; “—Where we operate”; “—Our business model: “What we do” “—How we create value”	2-5
		“Strategic Report—Chair’s statement”	6
	“Strategic Report—Our Business environment”		12-15
	“Strategic Report—Succeeding with our strategy”		16-17
i

	“Strategic Report—Our business units “—UK Electricity Transmission (UK ET)”; “—UK Electricity System Operator (ESO)”; “—UK Electricity Distribution (UK ED)”; —New England”; —New York”; “—National Grid Ventures (NGV)”; “—Other activities”		32-36
	“Strategic Report—Financial review—Segmental operating profit”		63-66
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	137-139
		“Financial Statements—Notes to the consolidated financial statements—3. Revenue”	140-143
		“Financial Statements—Notes to the consolidated financial statements—10. Assets held for sale and discontinued operations”	156-158
		“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments—(b) Commodity contract derivatives”	171-172
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	220-225
		“Additional Information—Internal control and risk factors—Risk factors”	226-231
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint ventures and associates”	206-209
	4D Property, plants and equipment	“National Grid at a glance—Where we operate”	3
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	44-58
		“Strategic Report—Financial review—Financial Position”	70
		“Financial Statements—Consolidated statement of financial position”	131
		“Financial Statements—Notes to the consolidated financial statements—5. Exceptional items and remeasurements—“—2023—Changes in environmental provisions”	148
		“Financial Statements—Notes to the consolidated financial statements—13. Property, plant and equipment”	162-165
		“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”	175-176
		“Additional Information—Other disclosures—Property, plant, equipment and borrowings”	240
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	239
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Our business model”	4-5
		“Strategic Report—Our business environment”	12-15
		“Strategic Report—Our business units “—UK Electricity Transmission (UK ET)”; “—UK Electricity System Operator (ESO)”; “—UK Electricity Distribution (UK ED)”; —New England”; —New York”; “—National Grid Ventures (NGV)”; “—Other activities”	32-36
		“Strategic Report—Financial review”	60-73
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	137-139
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management—(c) Currency risk”	196
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	220-225

		“Additional Information—Internal control and risk factors—Risk factors—Law, regulation and political and economic uncertainty”	229
		“Additional Information—Commentary on consolidated financial statements”	257-258
	5B Liquidity and capital resources	“Strategic Report—Financial review”	60-73
		“Financial Statements—Consolidated cash flow statement”	132
		“Financial Statements—Notes to the consolidated financial statements—1.A Going concern”	133
		“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	170-172
		“Financial Statements—Notes to the consolidated financial statements—20. Cash and cash equivalents”	174
		“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”	175-176
		“Financial Statements—Notes to the consolidated financial statements—29. Net debt”	189-190
		“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	191
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	192-204
		“Financial Statements—Notes to the consolidated financial statements—33. Borrowing facilities”	205
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity”	231
	5C Research and development, patents and licenses, etc.	“Additional Information—Other disclosures—Research, development and innovation activity”	241
	5D Trend information	“Strategic Report—Financial review”	60-73
	5E Critical Accounting Estimates	Not applicable	—
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance Report—Our Board”	78-79
	6B Compensation	“Corporate Governance Report—Directors’ Remuneration report”	98-114
		“Corporate Governance Report—Directors’ Remuneration report—Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25”	100-114
		“Corporate Governance Report—Directors’ Remuneration report—Statement of implementation of Policy in 2023/24”	103-105
		“Corporate Governance Report—Directors’ Remuneration report—Statement of implementation of Policy in 2023/24—Single total figure of remuneration–Executive Directors”	103
		“Corporate Governance Report—Directors’ Remuneration report—Statement of implementation of Policy in 2023/24—Single total figure of remuneration—Non-executive Directors”	109
		“Financial Statements—Notes to the consolidated financial statements—4. Other operating costs—(c) Key management compensation”	145
		“Financial Statements—Notes to the consolidated financial statements—25. Pensions and other post-retirement benefits”	178-184
	6C Board practices	“Corporate Governance Report—Our Board”	78-79
		“Corporate Governance Report—Corporate Governance overview”	76-77
		“Corporate Governance Report—Audit & Risk Committee report”	90-95

		“Corporate Governance Report—Directors’ Remuneration report”	98-114
		“Additional Information—Shareholder Information—Articles of Association—Directors”	232
	6D Employees	“Strategic Report—Our business model”	4-5
		“Strategic Report—Our commitment to being a responsible business —Our People” —Gender demographic as at 31 March 2024”	40
		“Financial Statements—Notes to the consolidated financial statements—4. Other operating costs—(b) Number of employees”	144
	6E Share ownership	“Corporate Governance Report—Directors’ Remuneration report—Summary of Policy table and approach take for 2023/24 with intended approach for 2024/25”	100-102
		“Additional Information—Other disclosures—All-employee share plans”	238
		“Share ownership”	“Further Information”
	6F Disclosure of a registrant’s action to cover erroneously awarded compensation	Not applicable	—
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	234
		“Material interests in shares”; and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	191
		“Financial Statements—Notes to the consolidated financial statements—31. Related party transactions”	192
		“Material interests in shares”	“Further Information”
	7C Interests of experts and counsel	Not applicable	—
8	Financial information
	8A Consolidated statements and other financial information	“Strategic Report—Chair’s statement”	6
		“Strategic Report—Financial review”	60-73
		“Strategic Report—Corporate governance overview—Board focus during the year”	80-81
		“Corporate Governance—Audit & Risk Committee report—Significant issues/judgments relating to the financial statements—Application of the Group’s exceptional items framework”	91
		Financial Statements—“Financial Statements”	127-218
		“Financial Statements—Notes to the consolidated financial statements—5. Exceptional items and remeasurements”	146-149
		“Financial Statements—Notes to the consolidated financial statements—9. Dividends”	156
		“Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
	8B Significant changes	“Strategic Report—Financial Review—Post balance sheet events”	73
		“Financial Statements—Notes to the consolidated financial statements—36. Post balance sheet events”	211
		“Additional Information—Shareholder Information—Events after the reporting period”	233
		“Subsequent Events”	“Further Information”
9	The offer and listing

	9A Offer and listing details	“Additional Information—Shareholder Information—Share information”	234
	9B Plan of distribution	Not applicable	—
	9C Markets	“Additional Information—Shareholder information—Share Information”	234
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	Additional information
	10A Share capital	Not applicable	—
	10B Memorandum and articles of association	“Additional Information—Shareholder information—Articles of Association”	232
		“Additional Information—Other disclosures—Change of control provisions”	238
		“Additional Information—Other disclosures—Corporate governance practices: differences from NYSE listing standards”	238
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	240
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	233
	10E Taxation	“Additional Information——Shareholder information—Taxation”	236-237
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	233
	10I Subsidiary information	“Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint ventures and associates”	206-209
11	Quantitative and qualitative disclosures about market risk
	11(a) Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	170-172
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	192-204
		“Additional Information—Internal Control and Risk factors—Risk Factors”	226-231
	11(b) Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—35. Sensitivities”	210-211
	11(c) Interim Periods	Not Applicable	—
	11(d) Forward looking statement safe harbor	“Additional Information—Cautionary statement”	264
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—–
	12D American depositary shares	“Additional Information—Shareholder information—Depositary payments to the Company”	233
		“Additional Information—Definitions and glossary of terms”	259-262
		“Material interest in American Depositary Shares”	“Further Information”
13	Defaults, dividend arrearages and delinquencies	Not applicable	—
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	—
15	Controls and procedures
v

	15(a) Disclosure controls and procedures	“Additional information —Internal control and risk factors—Disclosure controls”	226
	15(b) Management’s annual report on internal control over financial reporting	“Additional Information—Internal control and risk factors——Internal control over financial reporting”	226
		“Corporate Governance Report—Audit & Risk Committee report”	90-95
	15(c) Attestation report of the registered public accounting firm	“Report of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
16	16A Audit committee financial expert	“Corporate Governance Report—Our Board”	78-79
		“Corporate Governance—Audit & Risk Committee report—Committee financial experience”	91
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	238
	16C Principal accountant fees and services	“Corporate Governance Report—Audit & Risk Committee report—External audit—External Auditor fees”	95
		“Corporate Governance Report—Audit & Risk Committee report—External audit—Non-audit services”	95
		“Financial Statements—Notes to the consolidated financial statements—Note 4. Other operating costs—(e) Auditors’ remuneration”	145
	16D Exemptions from the listing standards for audit committees	Not applicable	—
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information—Shareholder information—Material interests in shares—Authority to purchase shares”	235
	16F Change in registrant’s certifying accountant	Not applicable	—
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from NYSE listing standards”	238
	16H Mine safety disclosure	Not applicable	—
	16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
	16J Insider Trading Policies	“Insider Trading Policy”	“Further Information” and Exhibit 11(b)
	16K Cybersecurity Disclosures
	16K(b) Risk management and strategy	“Strategic Report—Our principal risks and uncertainties—Catastrophic cyber security incident”	24
		“Strategic Report—Our principal risks and uncertainties—Cyber security risk management and strategy”	29
		“Additional Information—Internal control and risk factors—Risk factors—Cyber or physical security breaches”	226
	16K(c) Governance	“Strategic Report—Our principal risks and uncertainties—Catastrophic cyber security incident”	24
		“Strategic Report—Cybersecurity governance”	29
17	Financial statements	Not applicable	—
18	Financial statements
		Financial Statements—“Financial Statements”	127-218
		“Financial Statements—Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
19	Exhibits	Filed with the SEC	—

NG plc Annual Report and Accounts 2023/24

nationalgrid

Delivering the energy transition now

Annual Report and Accounts 2023/24

We're driven
by cleaner
energy
nationalgrid
nationalgrid
BF22 EXV

Strategic Report

Highlights

Group financial highlights

Statutory earnings per share (EPS) (p)

60.0p

2023/24	60.0p
2022/23	74.2p
2021/22	60.6p

Underlying EPS (p)* (A)

78.0p

2023/24	78.0p
2022/23	74.5p
2021/22	69.0p

Group Return on Equity (RoE) (%) (A)

8.9%

2023/24	8.9%
2022/23	11.0%
2021/22	11.4%

* Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (UK ET and UK ED).

Group operational highlights

Group safety performance

(lost time injuries (LTIs) per 100,000 hours worked in 12-month period)

0.08

2023/24	0.08
2022/23	0.11
2021/22	0.13

Scope 1 and 2 greenhouse gas emissions**

(CO_2 equivalent, million tonnes)

6.9

2023/24	6.9
2022/23	7.3
2021/22	7.9

Employee engagement (%)

81%

2023/24	81%
2022/23	81%
2021/22	81%

** In setting our new near-term Science Based Targets initiative (SBTi) approved targets, we follow the WRI/WBCSD GHG Protocol guidance and recalculated our new baseline (2018/19), aligning with our Recalculation Policy. This includes recalculating 2022/23 and 2021/22 comparative figures to reflect improved calculation methodology.

Further reading

Online report

The PDF of our Annual Report and Accounts 2023/24 includes a full search facility. You can find the document by visiting:

nationalgrid.com/investors/resources

Responsible business

National Grid annually publishes its Responsible Business Report (RBR), which reports progress on the responsible business agenda, including towards the commitments made in the Responsible Business Charter (RBC). The RBR will be published in due course. You can find both documents by visiting:

nationalgrid.com/responsibility

Reporting currency

Our financial results are reported in sterling. We convert our US business results at the weighted average exchange rate during the year, which for 2023/24 was $1.26 to £1 (2022/23: $1.22 to £1).

Further reading

Throughout this report you can find links to further detail within this document.

Alternative performance measure

In addition to International Financial Reporting Standards (IFRS) figures, management also uses a number of alternative measures to assess performance. Definitions and reconciliations to statutory financial information can be found on pages 242 – 256. These measures are highlighted with the symbol above.

PwC Assured Data

Denotes information subject to limited assurance by PricewaterhouseCoopers LLP (see page 19 for full definition).

Cover image

An overhead lines person working on electricity transmission infrastructure in the UK.

Throughout the report there are QR codes you can scan to view content online.

Simply open the camera app on your smartphone to scan the code.

Inside this report

Strategic Report

National Grid at a glance	2
Our business model	4
Chair's statement	6
Chief Executive's review	7
Evolving our strategy	10
Our business environment	12
Succeeding with our strategy	16
Our key performance indicators	18
Internal control and risk management	22
Our principal risks and uncertainties	24
Viability statement	31
Our business units	32
Our commitment to being a responsible business	37
Our stakeholders	42
Task Force on Climate-related Financial Disclosures	44
Financial review	60

Corporate Governance

Chair's statement	74
Corporate Governance overview	76
Our Board	78
Board focus during the year	80
Key decisions and engagement	82
How the Board monitors culture	84
Board engagement	85
Committee reports	88
Directors' Remuneration Report	98

Financial Statements

Statement of Directors' responsibilities	116
Independent Auditor's Report	117
Consolidated financial statements	127
Company financial statements	212

Additional Information

The business in detail	220
Internal control and risk factors	226
Shareholder information	232
Other disclosures	238
Other unaudited financial information	242
Commentary on consolidated financial statements	257
Definitions and glossary of terms	259
Want more information or help?	263
Cautionary statement	264

1 National Grid plc Annual Report and Accounts 2023/24

National Grid at a glance

Our vision

is to be at the heart of a **clean**, **fair** and **affordable energy future**.

Our purpose is to

Bring Energy to Life

Our values

Do the right thing

- **Stand up for safety every day**
- **Put our customers first**
- **Be inclusive, supporting and caring for each other**
- **Speak up, challenge and act where something doesn't feel right**

Find a better way

- **Take personal ownership for delivering results**
- **Be bold and act with passion and purpose**
- **Focus on progress over perfection**
- **Follow the problem through to the end**

Make it happen

- **Embrace the power and opportunity of diversity**
- **Increase efficiency to help with customer affordability**
- **Work with others to find solutions for customers**
- **Commit to learning and new ideas**

Where and how we are active in the energy value stream

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


6
1 3 4 5 6
2 3 4 5
3 4 5

2 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Where we operate

United Kingdom

Our core, regulated businesses focus on electricity transmission and distribution. We also balance national energy supply and demand as the system operator in Great Britain (GB). In the second half of calendar year 2024, this part of our business is expected to separate from the Group to form the core of the National Energy System Operator (NESO).

UK principal offices

Owned office space: Bristol, Cardiff, Castle Donnington, Plymouth, Warwick and Wokingham[1].

Leased office space: London


1
2
3

North America

Our core, regulated businesses focus on transmission, distribution and retail of gas and electricity.

US principal offices

Owned office space: Syracuse, Buffalo and Melville in New York. Northborough in Massachusetts.

Leased office space: Waltham and Boston in Massachusetts. Brooklyn in New York.


4
5

Our business units

1 UK Electricity Transmission (UK ET)

We own and operate the high-voltage electricity transmission (ET) network in England and Wales.

The Strategic Infrastructure (SI) business unit was established on 1 April 2023 to deliver major UK ET infrastructure projects through the Accelerated Strategic Transmission Investment (ASTI) framework.

2 UK Electricity Distribution (UK ED)

We own and operate the electricity distribution networks for the East Midlands, West Midlands, the South West and South Wales. The UK ED business includes a Distribution System Operator (DSO) which is overseen by an independent panel.

3 UK Electricity System Operator (ESO)

We currently operate as the electricity system operator across GB. Upon separation, this will form the core of NESO.

6 National Grid Ventures (NGV)

NGV's portfolio includes six electricity interconnectors between the UK and Europe, liquefied natural gas (LNG) import, storage and regasification, contracted thermal generation and Federal Energy Regulatory Commission (FERC) regulated transmission in the US.

As part of evolving our strategy to focus on networks and streamlining our business on 23 May 2024, we will be announcing the sale of Grain LNG, our UK LNG business, and National Grid Renewables, our US onshore renewables business.

7 Other activities

Other activities primarily relate to National Grid Partners, the venture capital investment and innovation arm of National Grid, as well as UK property, insurance and corporate activities.

4 New England (NE)

We own and operate electricity transmission networks in Massachusetts, New Hampshire and Vermont. In Massachusetts, we also own and operate electricity and gas distribution networks.

5 New York (NY)

We own and operate gas and electricity transmission and distribution networks across upstate New York. We also own and operate gas distribution networks in New York City and on Long Island. We act as a regulated supplier to approximately 4.2 million residential and commercial customers across gas and electricity.

Further reading
pages 32 – 36

1. Ownership of the Wokingham site will move with NESO.

Regulatory asset value (RAV), rate base and other assets (%) A


1 29%
2 18%
3 1%
4 14%
5 26%
6 8%
7 4%

Statutory operating profit (%)


1 37%
2 21%
3 8%
4 14%
5 8%
6 12%
7 0%

Underlying operating profit (%) A


1 27%
2 24%
3 1%
4 17%
5 21%
6 10%
7 0%

3

National Grid plc Annual Report and Accounts 2023/24

Our business model

We use internal resources and strong relationships to do business, drawing on our technical expertise and culture to deliver value for our stakeholders and wider society.

Our resources and relationships

Internal resources

Physical assets

Our electricity and gas networks are built to last for many decades and account for most of our asset base, which we continue to invest in. In the US, we also own large-scale renewables.

Funding

We fund our business through a combination of shareholders' equity and debt. We maintain an appropriate mix of the two and manage financial risks prudently.

Colleagues

We are immensely proud of our people, who represent the diverse communities we serve. Together, we have spent decades installing and managing critical energy infrastructure, forging crucial relationships and building a culture of ambitious, diligent and compassionate service.

Strong relationships

Our business relies on strong relationships with our stakeholders. These include the following:

Our customers, who depend on us to connect them to the energy they use and who (through a portion of their energy bills) pay to use our networks. These also include (in our transmission businesses) the electricity generators and gas suppliers who own the energy that flows through our cables and gas pipes.

Our contractors and suppliers, who have complementary experience, skills and resources, and with whom we agree mutually beneficial contractual arrangements and, wherever possible, take advantage of economies of scale and use sustainable and global sourcing opportunities.

National and regional governments and local communities, with whom we work to deliver networks that meet local and national needs.

The **regulators and agencies** who set the prices we can charge and amounts we can invest for providing an economic, efficient and non-discriminatory service as well as health, safety and environmental standards.

What we do

Transmission

Our transmission networks deliver electricity to homes and commercial properties via distribution networks, and directly to industrial properties. We also facilitate the connection of generation assets to the transmission system.

Distribution and supply

In the UK and US, we deliver natural gas and electricity safely and reliably to millions of consumers connected to our distribution networks. In the US, we act as an energy supplier for many of our customers. Where they choose to buy electricity or gas from third parties, they pay us for distribution only.

Electricity interconnection

Interconnectors are high-voltage cables used to connect the electricity systems of neighbouring countries. They allow capacity holders and system operators to trade excess power and balance supply and demand to maintain security of supply.

We have interconnectors linking GB to France, Belgium, Norway, the Netherlands and Denmark.

System operation

We ensure that supply and demand are balanced in real time across GB electricity transmission (ESO) and in our distribution licence areas (DSO). In the US, we are the DSO, but Independent System Operators are responsible for transmission.

Renewables

We are working with our partners to accelerate the development of a clean energy future. In the US, we have made significant investments in large-scale renewable energy projects, including wind and solar. In the UK, we are not permitted to own generation assets.

Storage

In the US, we own and operate battery storage assets. This includes full scale systems in our regulated Massachusetts business and via NGV, as well as demonstration projects in our regulated businesses in both Massachusetts and New York. In the UK, our transmission license prevents us from owning electricity storage. We own and operate Grain LNG import terminal, one of only three terminals in the UK and one of the largest in Europe. Our world-class facility plays an important role in ensuring secure energy supply in the UK. We also own LNG storage and liquefaction facilities in the US.

Generation

In the US, we own and operate electricity generation facilities on Long Island. Also on Long Island, we operate modern solar and battery storage projects with NextEra Energy Resources.

Why it matters

Financial strength

By managing our operations safely and efficiently for the long term, we generate substantial cash flows. Coupled with long-term debt financing, this enables us to invest in growing our asset base and fund our dividend.

Efficient investment and lower capital costs

Efficient investment in our networks will deliver strong and sustainable growth in our regulated asset base over the long term. Innovation and flexibility reduce the amount of network reinforcement that is needed to deliver the capacity required for net zero.

Shareholder returns

Going forward, and following the rebasing of the 2023/24 dividend per share (DPS) following the Rights Issue, the Board will aim to grow annual DPS in line with UK CPIH, thus maintaining the DPS in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

Doing the right thing

Beyond the financial benefits for our Company and shareholders, all of us at National Grid are driven by a common vision to make our energy systems as clean, fair, affordable and safe as possible.

Full-year dividend on **page 6**

4 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Further reading on our stakeholders **pages 42 – 43**

How we create value

Our technical expertise

We combine our extensive skills, knowledge and capabilities with innovation to ensure we continuously create value for shareholders, customers and wider stakeholders alike.

Our expertise includes the following:

Engineering and asset management
We invest in and maintain our assets across their life as safely, efficiently, reliably and sustainably as possible.

Safe Operations
We aim to provide excellent service to all our customers. We operate safely and reliably, restoring power quickly after outages.

Capital project delivery
We add value for our stakeholders by ensuring safe and effective delivery of large and complex infrastructure projects, ranging from large portfolios of smaller works to substantial standalone projects.

Modelling and forecasting
We have developed in-house modelling capability in the US and the UK to conduct scenario-based analysis to inform business planning and thought leadership as well as providing peer-review to planners elsewhere in the industry.

Innovation
We are developing new technologies and innovations, both within our own businesses and through investment in external emerging technology companies, to optimise efficiency and help deliver net zero.

Our culture and values

Every day we strive to do the right thing, find a better way, and make it happen. Safety is our highest priority for our employees and the public.

We maintain high standards of ethical business. We also promote behaviours aligned with our values by providing an internal helpline for raising concerns, acting on feedback from our employee survey and recognising our employees through a Group-wide appreciation system, which was refreshed this year. This recognises both what they achieve and how they have achieved it.

Strategy and risk management

As the energy industry continues its transition to a cleaner future, our strategy articulates our priorities clearly, while positioning our business to bring long-term economic benefits into the regions where we operate. We regularly review our strategy and update our priorities accordingly.

We have well-established governance structures that include comprehensive risk management, strong controls and financial discipline.

Further reading on our strategy on **pages 16 – 17**
Internal control and risk management on **pages 22 – 23**
Our commitment to being a responsible business on **pages 37 – 41**
How the Board monitors culture on **page 84**

The value we create

Customers

We enable the delivery of safe, reliable, resilient and affordable energy to customers in the communities we serve. We do this through operational excellence and financial discipline, keeping bills fair and affordable for our customers.

Investors

We aim to be a low-risk, dependable investment proposition, focused on generating shareholder value through dividends and asset growth. We deliver essential assets under primarily regulated market conditions and service long-term, sustainable consumer-led demands.

Colleagues

We aim to create a diverse, equitable and inclusive environment where our colleagues can make a positive contribution, develop their careers and reach their full potential.

Suppliers and contractors

We maintain responsible and efficient supply chains, develop new suppliers and align our interests with those of our suppliers and customers.

Communities and governments

We help national and regional governments formulate and deliver their energy policies and commitments. The taxes we pay help fund essential public services. We have an important role to play in sustainability, enabling the transition to a low-carbon future.

Regulators

We aim to build trust with our regulators through constructive, transparent engagement and by striving to consistently deliver our commitments to a high standard.

Why it matters

Clean energy future

In addition to our own commitment to reduce our greenhouse gas (GHG) emissions to net zero by 2050, we are working with governments and regulators to help them meet their carbon reduction targets and deliver the energy transition.

Fairness and affordability

The transition to clean energy should be affordable for all, and we will play our role in ensuring no one is left behind, helping the places where we operate reach their emissions targets.

Job creation

We are providing employment opportunities and supporting our colleagues in developing the skills necessary to build a net zero energy system. In 2023/24, the direct and indirect economic impact of our activity supported 201,000 jobs in our regions.

Tax contribution and economic impact

We recognise that our tax contribution supports public services and the wider economy, and we endeavour to pay the right amount of tax, at the right time, in accordance with relevant tax laws. The direct and indirect impact of our activities in 2023/24 helped to generate £3.6 billion in tax receipts across the UK and US.

5 National Grid plc Annual Report and Accounts 2023/24

Chair's statement


We're translating policy support into full-scale construction programmes that create jobs, uplift communities, and ensure that the energy systems will be sufficiently flexible and resilient for the future.

Dear Fellow Shareholder,

Economies across the globe are focused on the critical need to invest in infrastructure. The motivations for doing so may differ – some are propelled by the need to address climate change through decarbonisation; others wish to use investment to jumpstart their economies; for others it's about being able to provide for future manufacturing and technology capability to maintain their edge. Global geopolitics and territorial security, including energy security, have moved up the hierarchy of priorities for virtually every country.

While the motivations may differ, the exigency is the same – to build for the future, to build at pace, and to build now.

National Grid is well positioned against this backdrop. The policymakers in the regions in which we do business – the UK and the US – are of one mind on the urgency of investing in energy infrastructure, particularly electricity transmission and distribution. It's now up to us to translate this policy support into full-scale construction programmes that create jobs, uplift communities, and ensure that the energy systems will be sufficiently flexible and resilient for the future.

Over the next six years, we anticipate that National Grid will commission vastly more new and upgraded infrastructure than it has in the previous 30 years. To give a sense of scale with just one example, our UK Strategic Infrastructure business unit will be installing over 7,456 miles (12,000 kilometres) of new cables across 17 new projects (including onshore and offshore conductor cables). That's equivalent to the diameter of planet Earth.

Mobilising the global supply chain on behalf of our customers and navigating the complexity of planning and permitting are twin challenges – but the Board feels confident that our organisation is up to the demands that such a significant programme will bring.

Alongside our financial results, National Grid announced a significant increase in investment that cements our position as a leader in the energy transition on both sides of the Atlantic, as well as a fully underwritten equity raise of £7 billion through a Rights Issue, which provides shareholders with the pre-emptive opportunity to fund and benefit from our higher growth strategy.

None of this would be possible without people. Often in this Chair's letter, I express appreciation to our people for what they do. This year is no exception. But it seems appropriate to widen the expression of gratitude to include our alliance partners who are working with us in new ways, our regulators who are setting supportive frameworks under which we can make these investments, the technologists who are inventing the future as we modernise our infrastructure, and the many communities and stakeholders who are on this journey with us.

But this vision of reconfiguring the energy system is only possible if investors support our programme. On behalf of the Board and our organisation, we thank you, our shareholders, for your continued support of the Company.

Paula Rosput Reynolds

Paula Rosput Reynolds
Chair

Final dividend of

39.12p

per share proposed to be paid on 19 July 2024

Full-year dividend (pence per share)


2023/24
58.52
2022/23
55.44
2021/22
50.97
2020/21
49.16
2019/20
48.57

The 2024 Annual General Meeting (AGM) of National Grid plc will be held as a hybrid event at 11.00am on Wednesday 10 July 2024. More details on the arrangements for this year's AGM, including how to attend virtually, can be found at: **nationalgrid.com/investors**

6

National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Chief Executive's review


We have moved firmly into a new phase of capital delivery, with more than £30 billion of investment over the past five years, and we see unprecedented levels of growth ahead.

Context in which we are operating

Over the past 12 months, National Grid has maintained focus on delivering for our customers and for you, our shareholders, against a complex landscape of macroeconomic and geopolitical challenges. High inflation and the ongoing cost-of-living crisis continue to be felt in both countries in which we operate, while geopolitical tensions across the world have continued to highlight the importance of energy security and affordability.

It is a privilege to enable the provision of energy to regions that, collectively, generate around £16.8 trillion of economic activity, and to be trusted to build the infrastructure today that will serve our customers' needs tomorrow and for decades to come. What we do counts, and we never take it for granted.

From the completion of the tunnelling at London Power Tunnels to the commissioning of the longest subsea High-Voltage Direct Current (HVDC) cable in the world, to the energisation of the New York Energy Solution transmission project, we have delivered projects which will change the energy landscape for years to come. Each one of these, and the many other projects we have in flight, will contribute to reducing consumer bills in the long term, enhance the energy security and resilience of the countries where we operate, and enable the decarbonisation of their respective economies.

There is, of course, an element of short-term uncertainty, with potential political change on the horizon in both the US and the UK. But our deep engagement with our key stakeholders is starting to pay off. The vital role of energy networks in achieving net zero has been recognised, and we have seen an increased focus by policymakers and regulators to remove the blockers to the energy transition.

The need for a strategic spatial energy plan – a strategic and holistic approach towards deciding what energy infrastructure the UK needs, and therefore what needs to be built, where and when – is widely recognised; we've seen thinking start to progress on planning processes for nationally significant projects, and the start of a reformed approach to connect projects to the grid more efficiently and effectively.

In the US, we have seen a major programme of infrastructure investment authorised in New York; in Massachusetts, there are ongoing proceedings where serious consideration is being given to grid modernisation and the future role of natural gas, with recognition that the two grids are interrelated in assuring the resiliency of the Northeast US.

Business highlights

We care passionately about connecting projects to the grid as fast as possible and have connected more than 3 GW in the UK in the 12-month period, including Dogger Bank, the world's largest wind farm, and Viking Link, our interconnector with Denmark, which is the longest land and subsea cable in the world. Based on industry modelling, there is already more than enough capacity in the connections pipeline to meet the UK's net zero target. But the connections pipeline continues to grow every month, with many projects unlikely to be developed.

That is why we have been pushing hard for the fundamental reforms that are needed to enable us to connect clean energy projects faster. The Connections Action Plan made a good start, and proposals such as removing stalled projects from the connections pipeline and raising entry requirements for new projects looking to connect were a welcome step. We are continuing to work closely with the government and the regulator to achieve the further reforms necessary.

We have continued to deliver record levels of capital expenditure across National Grid, and this is set to increase still further, as we look to deliver The Great Grid Upgrade – the 12 onshore and 5 offshore projects which Ofgem awarded us in December 2022 under the Accelerated Strategic Transmission Investment (ASTI) framework.

Further reading: Our business units
pages 32 – 36

7 National Grid plc Annual Report and Accounts 2023/24

Chief Executive's review continued

That's why we set up our Strategic Infrastructure business unit in April 2023, which now comprises 374 people focused on capital delivery. We've made significant progress during the year, with our Yorkshire GREEN project receiving planning consent from the Secretary of State to begin construction this year, and our Eastern Green Link 1 and 2 joint construction projects are also due to begin in the coming year.

We are very mindful of the critical role that local communities play in hosting net zero infrastructure. We are deeply committed to engaging and consulting on our projects but, more than that, to ensuring that local communities are appropriately recognised for the role they play in delivering the energy transition for the benefit of all, and were pleased to respond to the UK government's community benefits framework consultation.

To support the delivery of these vital infrastructure projects at pace, we've also transformed our procurement processes and are collaborating more closely than ever with our supply chain. We've established a £59 billion HVDC cable framework and Enterprise Delivery Model – the Great Grid Partnership – to give us faster access to our supply chain in a constrained market.

In the US, in conjunction with partners New York Transco and the New York Power Authority, we are constructing Propel NY, a project to remove bottlenecks from the New York high-voltage grid. We are also undertaking the Upstate Upgrade, an approximate $4 billion investment of at least 70 transmission enhancement projects, which we will deliver over the next six years to support a more resilient energy network in upstate New York and help reach the state's climate goals.

We also remain committed, with the support of our state regulators, to replacing aged gas pipelines, thereby assuring safety, reliability and a material reduction in methane emissions.

Increased demand on the Grid

Artificial Intelligence (AI) and advanced computing are putting significant demands on power systems. This is a development we have been tracking for some time, along with other new demands on the horizon for energy-intensive industries such as giga factories, data centres and biopharmaceuticals. These demands are challenging the independent system planners in the UK and the US to revise their forecasts and plans for new generation.

Ensuring our transmission is in the right place at the right time is an essential element to meeting these future demands, and our projects and plans are well aligned with the Grid's wider requirements.

Nevertheless, as an industry, utilities are having to refresh some of our assumptions on demand growth. In the UK, the ESO has used demand response programmes to balance supply and demand, mostly due to the variability of wind and solar resources. There is potential for greater use of such programmes, and we expect that we will deploy them in the US as more smart meters are installed to enable the response to be calibrated.

However, growing demand – particularly at the times of system peak – makes the interplay between the electricity grid and the natural gas network an area of particular focus.

In Massachusetts, which is subject to extreme winter weather and limitations on imports of both gas and electricity, we have signed a 6-year contract with Everett LNG import terminal to ensure the resilience of the energy system in Massachusetts. This contract fills a deficit in our peak day portfolio, where the simultaneous demands on the gas and electricity systems on the coldest winter days create a reliability risk.

We continue to embrace other opportunities to decarbonise while preserving, first and foremost, the reliability of our service to customers.

Regulation

We are deeply engaged with our regulators on rate cases in the US and price controls in the UK, to help evolve regulatory frameworks for the future that reflect the right balance of risk, returns and incentives, thereby delivering for customers, stakeholders and investors.

Our UK ED business is in the first year of its five-year RIIO-ED2 regulatory framework, and is on track to deliver its £7.5 billion investment programme.

In our UK ET business, we will be preparing our final submission to Ofgem in the year ahead for the RIIO-T3 price control which will be in place from 2026 to 2031.

In the US, we submitted our Electric Sector Modernization Plan (ESMP) to the Massachusetts Department of Public Utilities (MADPU) in January, outlining our plans and commitment to delivering a clean, fair and affordable energy future for all our customers while meeting the goals set out in the state's 2050 Clean Energy and Climate Plan. We are also progressing the rate filing for Massachusetts Electric Company (MECO), which we filed in November 2023. And in New York, we have filed for a joint proposal for KEDNY and KEDLI and remain on track to file for new rates for Niagara Mohawk (NIMO) before summer this calendar year.


The
AURORA
Spring

8

National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Capital delivery

So, as you can see, we have moved firmly into a new phase of capital delivery, with more than £30 billion of investment over the past five years, and we see unprecedented levels of growth ahead.

We now have increased clarity about the scale of investment ahead of us, the profile of that spend, and the financial frameworks that will sit around it.

That's why we expect to nearly double our investment to £60 billion in the next five years as set out in the new five-year financial framework to March 2029, which we announced alongside our Full Year results.

This level of investment in infrastructure in the UK, New York and New England will unlock significant economic growth and green job creation in the territories in which we operate, as well as driving forward the energy transition at pace to decrease consumer bills in the long-term and bolster energy security.

Alongside this significant increase in our investment programme, we announced a comprehensive financing plan, which includes an equity raise of £7 billion, through a Rights Issue of 7 new shares for every 24 existing shares. Alongside our new five-year financial framework, we are also further evolving our strategy to focus on networks and will therefore be streamlining our business and announcing the sale of Grain LNG, our UK LNG asset, and National Grid Renewables, our US onshore renewables business.

This refreshed strategy, new investment and funding plan will mean nearly 80% of our assets will be electric by 2029, and we will remain broadly evenly split between the UK and US, delivering an attractive growth and yield proposition. This investment will deliver annual Group asset growth of around 10% with our Group asset base heading towards £100 billion by 2029.

National Grid is ready to take full advantage of the significant opportunities that lie ahead.

Doing the right thing

As a Group, our near-term emissions reduction targets are now aligned to the 1.5° pathway, as verified by the Science Based Targets initiative (SBTi) and we have updated our Climate Transition Plan to reflect this.

We are also innovating with new flexibility products for customers in our Electricity Distribution business, which has maintained its position as the largest flexibility provider in Great Britain. The innovative heat pump flexibility trial – EQUINOX – which we introduced over the past year, now has more than 1,000 customers enrolled.

I continue to be very proud of our exceptional record on storm response, and the colleagues who work under the most challenging of circumstances to deliver for our customers. Our emergency storm response and subsequent restoration of electric service during multiple severe weather events in Massachusetts during the period was recognised by the Edison Electric Institute with two Emergency Recovery and Response awards.

Tragically, we have reported three fatalities during the year, and these losses have been felt very deeply right across our business.

In August 2023, a colleague from our UK ED business died following a fall from height during overhead line work. Following our internal investigation into the incident, we have reinforced measures across our operations to help prevent such tragedies.

In December 2023, we lost a colleague and a police officer in Waltham, Massachusetts, both of whom were fatally injured by a vehicle while on duty. The vehicle was driven by a member of the public, who was apprehended, with legal proceedings currently under way.

We work in a business with inherent dangers, but our goal is to eliminate all preventable accidents and I remain personally committed to ensuring we are relentless in our drive to do so.

Looking ahead

I am hugely grateful to my colleagues right across the business, whose talent, skills and dedication to deliver against our purpose shine through every single day. As I look to the future, the growth opportunities for National Grid are unprecedented. I am confident that we have the right portfolio, capabilities, funding and the best talent to deliver on the opportunities ahead. National Grid is driving the next phase of the energy transition today.

J Pettigrew

John Pettigrew
Chief Executive

9

National Grid plc Annual Report and Accounts 2023/24

Evolving our strategy

Our vision is to be at the heart of a clean, fair and affordable energy future. Our strategic priorities set out what we need to do to deliver that vision. For the 2024/25 financial year, we have refreshed our strategic priorities to reflect changes in the external environment and to better prepare us for the future.

Enabling the energy transition for all remains one of our strategic priorities. This will need much larger and smarter networks with the electrification of heat and transport. So, we have a new strategic priority to build the networks of the future now. Delivering for our customers remains a strategic priority. We have maintained the need to drive efficiency but given equal prominence to the need to operate safely. Our final objective recognises the growth in our workforce and the capabilities they will need to help us deliver these priorities.

We are deploying these through our organisation and using them to shape individual and team objectives for the year ahead. Reporting and reflections in this document are against the four priorities we had in place for 2023/24.

Explaining our updated strategic priorities

These refreshed priorities are key to delivering our vision for a clean, fair and affordable energy future and came into effect in April 2024 in readiness for 2024/25.

Enable the **energy transition** for all

We have a pivotal role in enabling the energy transition across all sectors of the economy through our networks. We work with policymakers, regulators and the wider industry to shape policy and regulatory frameworks needed to reach net zero by 2050.

Build the **networks of the future** now

We will scale a once-in-a-generation increase in capacity to connect to, and transport electricity across, our networks. We will modernise our electricity networks to improve capacity, visibility, security and reliability.

We will deliver a sustainable transition for our US gas networks.

Deliver for our **customers**

We will provide excellent service to all our customers, ensuring they can connect to the network in a timely fashion, that their energy provision is reliable and that we are easy to do business with.

Operate **safely and efficiently**

Our priority is to keep our colleagues safe. Being efficient means we play our part in making the energy transition affordable by investing in the right projects and solutions, and delivering them on (or ahead of) time and budget.

Build **tomorrow's workforce** today

All of this is enabled by our people. The energy transition is happening right now, so we need to build tomorrow's workforce today, with the diverse talent and skills needed to deliver our vision. Our ambition is to be the employer of choice for people who want to have a career in a company where they can have a clear and positive impact on the energy transition.

10 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Enable the **energy transition** for all

Build **tomorrow's workforce** today

Deliver for our **customers**

Build the **networks of the future** now

Operate **safely and efficiently**

11 National Grid plc Annual Report and Accounts 2023/24

Our business environment

We are committed to delivering net zero while ensuring fairness and affordability for customers. Through our work with governments and regulators, we're delivering infrastructure investments and shaping policy to realise climate goals.

In response to the changing business environment, we have refreshed our strategic priorities and the transformation activities which underpin them.



Net zero

2025

The International Energy Agency expects global energy-related CO_2 emissions to reach their peak next year, before beginning to decline

Decarbonisation in the US Northeast and UK is the dominant driver of change and growth for our portfolio, and National Grid is committed to delivering the energy systems which are critical to the wider energy transition.

Impact on our industry

- Global momentum behind decarbonisation continues to build, but challenges on policy and emissions targets, as well as affordability remain.
- The UK government is prioritising reforms that reduce barriers to electricity infrastructure investment to deliver the net zero transition – including connections reform – and commitment to offshore wind remains strong. Despite challenges, even in our most pessimistic scenarios, we expect significant electricity network infrastructure upgrades.
- Across the UK, New England and New York, we expect electrification of heat and transport to increase electricity demand from around 569 TWh today to between 778 TWh and 861 TWh in 2035.
- In the US, renewable energy capacity could almost triple by 2032 to 110 gigawatts (GW) as the Inflation Reduction Act and Infrastructure Investment and Jobs Act support nationwide investment in the sector. New York, Massachusetts, Vermont and New Hampshire all have ambitions to reach net zero by or in 2050, although uncertainty around the evolution of renewable deployment requires us to be flexible.

How we are responding

- We will invest to enable the rise in electrification we expect to see across our regions and will advocate to manage an effective decarbonisation of our US gas networks.
- In the UK, we are delivering major transmission upgrade projects to connect more renewable energy to homes and businesses under the ASTI framework. We call this The Great Grid Upgrade, the largest overhaul of the electricity network in generations.
- In Upstate New York, we have committed to invest approximately $4 billion to deliver over 1,000 miles of new transmission lines under the Upstate Upgrade project.
- NGV's 90 mile Propel NY energy electricity transmission project was selected by the New York Independent System Operator (NYISO) to connect offshore wind to New York. Propel will efficiently and cost-effectively deliver critical clean energy goals in one of the most urbanised areas on the planet enabling reduced network constraints and curtailment of generation, and ultimately lowering electricity costs to consumers.
- Across our own operations, we have worked with the Science Based Targets initiative (SBTi) to align our greenhouse gas emissions reduction targets to their 1.5°C pathway.

12 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Fairness and affordability



While we work to progress long-term affordability, we have created a

c.£65 million

energy support fund pledged to help US and UK customers in financial distress due to rising energy costs

We are committed to delivering the energy transition as efficiently and fairly as we can to create the best long-term value.

Impact on our industry

- We closely monitor developments in economic outlooks in the US and UK. An improving economic environment could deliver lower debt costs and reduce the number of projects which are delayed or cancelled, although borrowing costs will still remain a key consideration particularly for customers deciding whether to electrify heat and transport. The cost of materials remains elevated, which is particularly challenging for the offshore wind sector. For families, the cost of living crisis remains front of mind.

How we are responding

- Our primary means of ensuring fairness and affordability is to operate efficiently and deliver our critical infrastructure projects on time and to budget.
- We work with governments and regulators in our regions to ensure that prudent long-term planning leads us to the best overall solution for the customer. In the UK, we have been vocal in our support for a strategic spatial energy plan, which provides a holistic approach to determining GB energy needs and how best to meet them, and are collaborating with partners to make this a reality.
- We also consider local context when making long term plans. In the US, we see an important role for decarbonised gas working alongside electrification to deliver an affordable transition.
- We provide value for customers by running our business efficiently. In November 2021, we announced a three-year programme to deliver efficiency savings of £400 million. We exceeded that target ahead of schedule this year, delivering £513 million in savings.
- Where we have the responsibility for procuring energy for customers, we use hedging processes (approved by our regulators) to mitigate wholesale energy price volatility.
- Beyond value for money, fairness is about ensuring all of our customers can depend on our networks to deliver energy reliably, and for our operations to be run safely. In 2023, National Grid received two Edison Electric Institute Emergency Recovery and Response awards, recognising the Company's exceptional emergency storm response during multiple severe weather events in Massachusetts.
- Our interconnectors strengthen security of supply by providing a proven, reliable way for electricity to flow between neighbouring counties. They also continue to make energy more affordable for consumers. Hitting UK government targets for interconnection could deliver up to an estimated £20 billion in energy costs for UK consumers in the run up to 2045.
- In the US, we offer a range of solutions for low- and moderate-income customers, including income-eligible monthly bill credits, payment plans, forgiveness programmes, grant programmes and personalised support, as well as energy-efficiency programmes for income-eligible customers.
- Despite these efforts, we recognise the ongoing cost of living crisis continues to present challenges to our customers that are beyond our direct control. From October 2022 to November 2022, we therefore pledged around £65 million (£50 million in the UK and $17 million in the US) to help some of the hardest hit households. We are on track to meet this commitment, having disbursed £41.1 million in the UK and $8.9 million in the US to date, supporting over 225,000 households in the UK alone.

13 National Grid plc Annual Report and Accounts 2023/24

Our business environment continued

Technological change



c.$470 million

invested in new energy technology companies by National Grid Partners since its creation in 2018

We expect technology to change rapidly on the demand and supply side of energy. In many industries, generative AI (including ours) will be a key enabler, but will also increase electricity demand. We will stay ahead of technological change, leveraging and enabling where we can, mitigating and preparing where we need.

Impact on our industry

- Innovations in energy technology continue to drive change in the pace and shape of the energy transition. The increased deployment of weather-dependent generation requires innovative technological and commercial processes to balance supply and demand and ensure resilience.
- Rapid developments in the capability of generative AI open new opportunities for energy industry applications including generation and demand forecasting, infrastructure planning, predictive maintenance and improvements to physical safety.
- Data centres which enable generative AI and digitalisation will be a significant source of future energy demand. The likely scale of this impact is still evolving and we are monitoring closely.
- Cyber security and resilience are key priorities for us, as is the ethical and safe use of generative AI technologies.

How we are responding

- In Upstate New York, we have installed 128,000 of a planned 1.7 million of advanced next-generation electricity meters, enabling customers to understand their energy usage, allowing us to deliver innovative new tariffs and to detect network faults more quickly. In Massachusetts, we have just launched a similar programme to replace 1.4 million electricity meters.
- We invest in technology to unlock flexibility in supply and demand and to provide targeted solutions to network constraints, as reflected in UK ED's DSO Strategic Action Plan, launched in March 2024.
- We are constantly innovating to reduce emissions from our own operations and have declared that all our assets will be free of Sulphur Hexafluoride (SF_6), an insulating gas which is harmful to the environment, by 2050. The alternative we have developed (g3), is significantly less harmful to the environment and is being deployed at our substations.
- National Grid Partners has invested c.$470 million in 50 startups and strategic funds since 2018. Four of the investments are in companies that have exceeded a $1 billion valuation. Our portfolio includes leading edge electricity network technologies, such as advanced conductors and dynamic line rating which will help us expand capacity on our existing networks, as well as companies that use artificial intelligence to help us improve cyber security and maintain our networks.
- We have established a leadership and governance group for generative AI, and in January 2024, after trials in the US and UK, we launched GridGPT, our internal generative AI service, which is protected from the public domain.
- Our market analytics team is modelling scenarios for the future development of AI and data centre demand growth, and we are working with the sector on its connection needs.
- We are compliant with NERC CIP standards for cyber security in the US. In the UK, we are compliant with similar Network and Information Systems (NIS) regulations. Across National Grid, we robustly monitor cyber risk, with a comprehensive set of controls, including training and interactive campaigns to test engagement of employees. In the UK, we are constructing a new Network Control Centre to deliver improvements to physical and cyber security, as well as delivering greater operational capability.

14 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Global uncertainty



>2 billion

people expected to vote in national elections across the world in 2024

Geopolitical tensions and competition for resources threaten supply chains, while looming elections bring policy uncertainty that could impact our ability to plan.

Impact on our industry

- Geopolitical volatility is the biggest risk identified in the World Economic Forum's Chief Risk Officers' Outlook, 2023.
- In the UK, an election must happen before January 2025, and while we expect all major parties to present competing targets for electricity infrastructure and decarbonisation, we expect any election outcome to support National Grid's plans in the UK.
- The US presidential election will happen in November 2024. While policy differences between the two parties create uncertainty for electricity infrastructure projects which rely on federal incentives many of the policies and regulations which affect our businesses are set at the state level.
- Conflict in the Middle East and the possibility of escalation continues to threaten supply chains for oil and gas. Energy supply chains have adjusted to the cessation of Russian gas imports to Europe but energy security remains a top priority.
- In response to this volatile global environment, governments are implementing policies to provide greater certainty and opportunity for our sector, including the following:
  - The UK's Energy Act received Royal Assent in October 2023 and sets the foundation for the future of energy in the UK, including the establishment of an Independent System Operator and Planner (ISOP). The ESO is expected to form the core of this body, NESO, from the second half of 2024.
  - In the US, a July 2023 Federal Energy Regulatory Commission (FERC) ruling streamlines the connection of new energy resources to the grid.
  - The Massachusetts Department for Public Utilities (DPU) has called upon all electricity companies in the state to submit an Electric Sector Modernization Plan (ESMP).
  - Both the DPU in Massachusetts and the Public Service Commission (PSC) in New York are engaging with utilities on long-term plans for gas.

How we are responding

- We continually review our strategy in response to changes in our business environment, and closely monitor geopolitical and economic shifts.
- We are active participants in the broader energy sector ecosystem across the US and the UK, to establish policy that maximises the chance of a smooth energy transition. This engagement helps us to evolve regulatory frameworks together and to provide more certainty through price controls, which reflect a healthy balance of risk, returns and incentives.
- Our 'Delivering for 2035' report in the UK lays out five priority areas where action is needed from industry, the UK government and Ofgem to meet the UK's target to decarbonise the power system by 2035. You can read more here: **nationalgrid.com/document/149501/download**.
- In the UK, we are pursuing efforts to mitigate supply chain uncertainty. For example, SI's Great Grid Partnership is a collaborative delivery alliance with two design partners and five construction partners, offering long-term visibility of our demand to allow our partners to build up their capacity and capability. We have also created a tender framework for High Voltage Direct Current (HVDC) cable suppliers to accelerate contract awards in the UK.

15 National Grid plc Annual Report and Accounts 2023/24

Succeeding with our strategy

Our vision is to be at the heart of a clean, fair and affordable energy future. This was guided by four strategic priorities for the 2023/24 financial year.

Further reading:
Our principal risks and uncertainties on **pages 24 – 30**

Enable the energy transition for all

What this means

We will increase the positive impact we have on the environment and society by innovating and influencing policy to enable clean electricity, decarbonise our gas networks, and for electrified heat and transport to connect to our networks.

Business environment links:

1. **Net zero**
2. **Fairness and affordability**
3. **Technological change**
4. **Global uncertainty**

KPI link:

- Group capital investment
- Green capital investment
- Climate change – Scope 1, 2 and 3 emissions

£8.2 billion

Group capital investment over the past year

2023/24 achievements

- In UK ET, we reached significant milestones of installing overhead lines on all 116 T-pylons as part of the Hinkley connection project, and the final breakthrough on our £1 billion London Power Tunnels project. We committed to halve our SF_6 emissions by 2030.
- In UK ED, we remain committed to improving its flexibility service offerings, resulting in over £80 million of reinforcement work being deferred, which reduces costs for consumers. We are also trialling heat pump flexibility with over 1,000 customers (EQUINOX).
- In the US, we submitted rate case filings outlining the investments needed to deliver the infrastructure which will enable the transition to clean and affordable energy.
- Our New York business awarded funds for various projects including a facility to produce carbon-free hydrogen. We have received requests to connect enough Renewable Natural Gas (RNG) to our network to meet the demand of around 80,000 homes and displace nearly 53,000 metric tonnes of CO_2.
- Our sixth interconnector, Viking Link, became operational in December 2023. It stretches for 475 miles between GB and Denmark, making it the longest subsea interconnector in the world, with enough capacity to supply up to 2.5 million UK homes.
- NG Renewables is constructing projects to deliver over 700 MW of solar generation capacity across Ohio, Kentucky and South Dakota.

Deliver for customers efficiently

What this means

Our investments in energy system decarbonisation are underpinned by a track record of operational excellence and financial discipline, ensuring the affordable delivery of safe, reliable and resilient energy for our customers.

Business environment links:

1. **Net zero**
2. **Fairness and affordability**
3. **Technological change**
4. **Global uncertainty**

KPI link:

- Network reliability
- Underlying EPS
- Group RoE
- Total asset growth

99.9%

of UK ED customers restored within 24 hours during four major storms

2023/24 achievements

- In UK ET, we maintained world-class reliability despite the country experiencing 13 named storms.
- In UK ET, we are working with the UK government and the ESO to drive connections reform. New queue management arrangements will give greater priority to connection-ready schemes.
- In UK ED, we have made over 80,000 low-carbon technology (LCT) connections, with 89% of direct enquiries approved on the same day. By implementing changes to our licence through the Network Access Significant Code Review, we have reduced connection costs for customers.
- The ESO continues to operate one of the fastest decarbonising, most reliable networks in the world and has delivered the demand flexibility service for two consecutive years. This improves the energy system resilience by incentivising consumers to shift their demand at peak times.
- Our LNG terminal in the UK is undergoing a major capacity expansion. When complete, the site will be able to deliver enough gas to meet 33% of the UK's current gas demand, which is critical for national energy security.
- In the US, we have set up a Rapid Results Office (RRO) to improve customer experience which introduced a programme called 'Find it & Fix it'. This provides a channel for employees to address customer issues quickly.
- In New York, our Future of Electric Networks plan aims to enable the installation of 4,000 EV charging ports, the connection of over 190 MW of Distributed Energy Resources (DER) and the streamlining of several related processes.
- In New England, we worked closely with local officials and other stakeholders to repair or replace gas infrastructure on 24 bridges against a target of 21.

16 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Grow our organisational capability

What this means

To deliver our part in a changing energy system, we are transforming our internal processes, strengthening our customer focus and sharpening our commercial edge. We are investing in the capabilities we will need in future and our ability to operate safely remains our top priority.

Business environment links:
1. Net zero
2. Fairness and affordability
3. Technological change
4. Global uncertainty

KPI link:
- Customer satisfaction
- Group LTIFR

0.08

Lost time injury frequency rate (LTIFR) (target: equal or less than 0.10)

2023/24 achievements

- Our new Strategic Infrastructure business unit has been set up to deliver 17 ASTI projects in the UK, as well as other strategic projects to help us deliver on our net zero ambitions and help the UK government meet its target of 50 GW of renewable energy by 2030.
- To support our larger capital projects in the UK, we have transformed our procurement processes and are collaborating more closely than ever with our supply chain to deliver ASTI projects at pace. We have established an HVDC framework to secure offshore supply chains and our Enterprise Delivery Model fosters collaboration and sharing of best practice through our supply chain.
- The ESO is undergoing a significant capability build in readiness for its expected roles as it separates from the Group. Across our shared services, we are working diligently to ensure a smooth transition.
- In UK ED, we have mobilised a new operating model which builds on the strength of our local delivery expertise and have introduced dedicated functions for customer excellence, asset management, connections and system operation (DSO). The DSO is overseen by an independent panel, which we have established this year.
- In Massachusetts, we launched a state-wide workforce development programme to give career development and employment opportunities to trainees from under-represented groups through four clean energy academies.
- In New York, we use AI to help assess field activity on our gas assets to help manage safety risks. This pioneering use of science to enhance safety was recognised with an award at the American Gas Association Operations Conference.
- NGV has invested in increased capability within business development and commercial roles.

Empower colleagues for great performance

What this means

Our colleagues shape the delivery of outcomes that exceed the expectations of all our stakeholders. By attracting diverse talent and developing our people, we will ensure our colleagues are best placed to work towards a clean energy future.

Business environment links:
1. Net zero
2. Fairness and affordability
3. Technological change
4. Global uncertainty

KPI link:
- Employee engagement index
- Workforce diversity – ethnicity
- Workforce diversity – gender

81%

Employee engagement index score in our 2024 employee survey

2023/24 achievements

- Across National Grid, physical safety and the safety to speak up is a top priority, especially in light of the tragic fatalities of two of our colleagues, as well as a police officer who was on duty at a job site, in the past year. We are focused on ensuring colleagues feel comfortable to raise safety concerns so that they are addressed. In NGV, for example, our employee survey showed 93% of colleagues felt their manager encouraged them to talk openly about safety.
- We were rated one of the top 50 employers in the UK for social mobility and earned an Equality 100 Award as a leader in LGBTQ+ workplace inclusion.
- 107 graduates joined our new graduate scheme in 2023.
- We continue to invest in colleagues at all levels with training and development opportunities, including 'First Line Leader' for new people leaders. In 2023/24, 200 colleagues participated in digital coaching.
- We became a constituent of the Bloomberg Gender Equality Index for the third year running and were in The Times Top 50 Employers for Gender Equality in 2023.
- Our employee engagement index is 4% above the high-performing norm.
- In February 2024, we were listed as the top performing utility in the 'Achieving Gender Balance' publication from FTSE Women Leaders Review, with 48.7% female representation across the Executive Committee and its direct reports. We met the 'FTSE 100 40% women on boards' target 2 years ahead of the 2025 deadline.
- In UK ED, we created an action plan focusing on increasing DEI awareness, increasing and retaining diversity in our workforce and increasing leadership awareness and inclusion skills. The year concluded with a 'first of a kind' conference focused on building Gender Inclusion in the workplace, bringing together 192 colleagues of all backgrounds – predominantly women in operations as well as allies.
- In the US, we strive to ensure equitable representation, retention and promotion within our New York field operations. As a result of this concerted effort, gender attrition in field and operations in our New York business has reversed and gender diversity has increased for the first time in five years.

17 National Grid plc Annual Report and Accounts 2023/24

Our key performance indicators (KPIs)

We use a range of metrics, reported periodically, against which we measure Group performance. In 2023/24, these metrics were aligned to our four strategic priorities.

Links to strategy

- Enable the energy transition for all
- Deliver for customers efficiently
- Grow our organisational capability
- Empower colleagues for great performance

Financial measures

KPI and performance | **Strategy link** | **Progress in 2023/24**

Underlying EPS (p)* (A)

This is a measure of the Group's profitability for the year attributable to equity shareholders of the Group. It excludes exceptional items, remeasurements, timing, impact of deferred tax on underlying tax in UK regulated businesses (UK ET and UK ED) and major storms from its calculation.

As part of our new five-year financial framework, our target is to grow Underlying EPS 6-8% CAGR over the period to March 2029**


2023/24
2022/23
2021/22
78.0p
74.5p
69.0p

Strategy link: Deliver for customers efficiently

Underlying EPS grew by 5% driven by strong performance in UK ET and New York, coupled with lower finance costs. This is partly offset by one-off property sales in prior year, lower UK ED returns under RIIO-ED2 and lower contribution from our share in joint ventures.

Group capital investment (£m)***

We plan to invest around £60 billion in the five-year period from April 2024 to March 2029 across all areas of the Group and are one of the FTSE's biggest investors in the delivery of net zero. This KPI measures our annual capital investment.


2023/24
2022/23
2021/22
£8,235m
£7,593m
£6,623m

Strategy link: Enable the energy transition for all

The growth in capital investment was principally driven by higher levels of investment to drive forward energy transition and deliver energy security across all business units.

Green capital investment (£m) (A)

Our target is to deliver £51 billion of green capital investment across the five-year period from April 2024 to March 2029.


2023/24
2022/23
2021/22
£5,992m
£5,557m
£4,519m

Strategy link: Enable the energy transition for all

In 2023/24, we delivered £6.0 billion of green capital investment aligned to the EU Taxonomy, a £0.4 billion increase on 2022/23. This consisted primarily of investment in key infrastructure projects to support net zero.

Group RoE (%) (A)

In calculating Group RoE, we measure our performance in generating value for shareholders by dividing our regulated and non-regulated financial performance, after interest and tax, by our measure of equity investment in all our businesses, including the regulated businesses, NGV and other activities and joint ventures.

Target: 8.25% – 9.5% each year


2023/24
2022/23
2021/22
8.9%
11.0%
11.4%

Strategy link: Deliver for customers efficiently

Across the Group, we achieved an RoE of 8.9% in 2023/24, down on the prior year by 210 basis points. Group RoE was driven principally by a lower contribution from UK ED in the first year of RIIO-ED2, lower non-regulated profits reflecting property sales in the prior year, lower Interconnector revenues, and higher opening equity which was driven by prior period performance, growth and RAV indexation.

Total asset growth (%) (A)

Maintaining efficient growth in our regulated assets ensures we are well positioned to provide consistently high levels of service to our customers and increases our future revenue allowances. This includes investment for a changing climate, enabling clean electricity, heat and transport.

Target of c.10% CAGR asset growth April 2024 to March 2029 (from a March 2024 baseline)


2023/24
2022/23
2021/22
9.7%
11.4%
8.7%

Strategy link: Deliver for customers efficiently

Asset growth during the year was 9.7% (2022/23: 11.4%). This was driven by the £8.2 billion Group capital investment along with the impact of indexation in respect of the UK RAV. Asset growth is lower than in 2022/23 predominantly due to a lower indexation of UK regulated assets, driven by a lower inflation rate.

* Prior year comparatives restated to remove the impact of deferred tax on underlying profits in UK regulated businesses (UK ET and UK ED).
** From a baseline of 2024/25 Underlying EPS once the Rights Issue has completed.
*** Prior year comparatives have been restated to reflect the change in our 'capital investment' definition. Refer to page 61 for the updated definition.

18 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Link to remuneration

Remuneration of our Executive Directors, and our employees, is aligned to successful delivery of our strategy. We use a number of our KPIs/ alternative performance measures as specific measures in determining the Annual Performance Plan (APP) and Long-Term Performance Plan (LTPP) outcomes for Executive Directors. These measures are either specifically accounted for in remuneration targets or considered as part of a review of wider business performance. For further detail, please see our Directors' Remuneration Report, on pages 98 – 114.

A **Indicates an alternative performance measure**

PwC Assured Data

We engaged PricewaterhouseCoopers LLP (PwC) to undertake a limited assurance engagement, using the International Standard on Assurance Engagements (ISAE) 3000 (Revised): 'Assurance Engagements Other Than Audits or Reviews of Historical Financial Information' and ISAE 3410: 'Assurance Engagements on Greenhouse Gas Statements' over a range of data points within our RBR. The metrics identified with the leaf symbol, featured on page 1, pages 19 – 21 and page 58 are included in the scope of their work. Details of PwC's full limited assurance opinion and National Grid's Reporting Methodology are set out in the RBR, which will be published in due course.

Non-financial measures

KPI and performance	Strategy link	Progress in 2023/24

Climate change – Scope 1, 2 and 3 emissions*

In 2023, our revised near-term GHG emissions targets were validated by the SBTi as being in line with climate science. Our key GHG emissions targets are to reduce absolute Scope 1 and Scope 2 GHG emissions by 60% by 2030/31 from a 2018/19 baseline and reduce absolute Scope 3 GHG emissions (excluding sold electricity) from the same baseline by 37.5% by 2033/34.

Ultimately, we are helping to tackle climate change by enabling the energy transition for all and targeting net zero for our own emissions by 2050.

Scope 1 and 2 GHG emissions


2023/24
2022/23
2021/22
6.9
7.3*
7.9*

Scope 3 GHG emissions


2023/24
2022/23
2021/22
27.4
27.9*
28.0*

Figures are in million tonnes of CO_2 equivalent.

* In setting our new near-term SBTi approved targets, we follow the WRI/WBCSD GHG Protocol guidance and recalculated our new baseline (2018/19), aligning with our Recalculation Policy. This includes recalculating 2022/23 and 2021/22 comparative figures to reflect improved calculation methodology.

You can read more about the Task Force on Climate-related Financial Disclosures (TCFD) and our wider sustainability activities and performance on pages 44 – 58.

Progress in 2023/24

We have increased our ambition by updating our near-term emissions reduction targets in 2023. These new targets will mean greater emissions reductions across our Scope 1, 2 and 3 GHG emissions, aligned to our strategy and investment programmes.

Our combined Scope 1 and 2 GHG emissions for 2023/24 were 6,852 ktCO_2e, representing a 5.9% reduction in comparison to the prior year and a 11.8% reduction against the 2018/19 baseline.

In 2023/24, GHG emissions originating from our electricity generation facilities in New York, which supply capacity to the Long Island Power Authority (LIPA) through fixed term power supply agreements on Long Island, experienced a reduction of 12.4%. These emissions accounted for 2,711 ktCO_2e of our total Scope 1 GHG emissions. Leaks and venting from our gas transmission and distribution systems also drive Scope 1 emissions. Removing or adding assets is the main factor affecting emissions totals. Our New York and New England business units continue to deliver our Leak-Prone Pipe (LPP) programme, contributing to in-year reductions. SF_6 leaks from our electric equipment is the final key component of Scope 1 emissions, the majority of which (~80%) is in our UK ET network. SF_6 emissions reduced 4.3% from 278 ktCO_2e to 266 ktCO_2e in comparison to the prior year with a 24.7% reduction against the 2018/19 baseline.

The majority of our Scope 3 GHG emissions are from the gas and electricity we sell to our customers. Our total Scope 3 GHG emissions decreased by 1.7% year-on-year. Against our SBTi approved target (which excludes sold electricity) our Scope 3 GHG emissions have increased by 0.8% since 2018/19. This was principally driven by emissions linked to our higher annual spend in relation to purchased goods and services (including capital investment) within our supply chain. The bulk of these emissions come from resource-intensive activities associated with constructing new energy infrastructure. Longer term, we expect a decline in the carbon intensity of materials and sectors and anticipate a reduction in our supply chain emissions. We aim to accelerate this by actively encouraging our suppliers to establish action plans and adopt science based decarbonisation targets of their own.

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

%	2023/24	2022/23	2021/22
UK ET	**99.999998**	99.99997	99.99993
UK ED	**99.99261**	99.99453	99.99469
NE Electricity Transmission	**99.97549**	99.95212	99.97636
NY Electricity Transmission	**99.97168**	99.97189	99.95261
NE Electricity Distribution	**99.94327**	99.96824	99.92725
NY Electricity Distribution	**99.92823**	99.92384	99.95681
Interconnector availability			
IFA interconnector	**82.0**	51.7	61.3
IFA2 interconnector	**71.2**	95.7	90.4
BritNed interconnector	**98.0**	99.9	80.4
NSL interconnector	**95.9**	86.7	63.3
Nemo Link interconnector	**96.8**	98.1	99.0

In both the UK and US, we continued to maintain high levels of reliability on all our networks.

Viking Link became operational in December 2023 so has not been reported this year.

19

National Grid plc Annual Report and Accounts 2023/24

Our key performance indicators continued

Non-financial measures

KPI and performance	Strategy link	Progress in 2023/24

Customer satisfaction

We measure customer and stakeholder satisfaction, while also maintaining engagement with these groups and improving service levels.

	2023/24	2022/23	2021/22	Target
UK ET (/10)	**7.2**	7.2	7.8	7.7
ESO (/10)	**6.5**	7.3	7.3	8.15
UK ED (/10)	**8.97**	8.99	9.03	9.12
NE residential — Customer Trust Advice survey (%)	**49.4**	50.5	59.8	–
NY residential — Customer Trust Advice survey (%)	**59.1**	58.9	64.3	–

Progress in 2023/24

UK ET's scoring reflects the impacts felt by customers, but the business has taken a number of steps to help improve the connections process. UK ET has advocated for significant reform, supporting short-term initiatives to accelerate grid connections, whilst working closely with ESO and industry partners to deliver a process to connect viable projects faster and achieve government decarbonisation targets.

ESO's customer satisfaction score reflects customer feedback regarding responsiveness to queries and timely delivery of projects. The last 12 months have been challenging for Connections, but ESO is taking its customers on a journey towards longer-term connections reform, which is underway and on track, against a backdrop of exponentially rising connections applications in the pipeline. This is an area that ESO continues to focus on with its customer work and in its overall priority areas.

The US metric measures customers' sentiment with National Grid by asking their level of trust in our advice to help them make good energy decisions. Customers continue to face high energy prices that negatively impact their sense of value, a key driver of Trust Advice.

Due to the low scores, we continue to take action in several areas to improve customers' value perception, as customers across the footprint remain concerned about paying their utility bill. To mitigate this impact, National Grid has launched several programmes including the 'Here to Help' bill assistance campaign and community outreach events.

Group lost time injury frequency rate (LTIFR) (LTIs per 100,000 hours worked)

This is the number of worker LTIs per 100,000 hours worked in a 12-month period (including fatalities) and includes our employee and contractor population.

Target: 0.1 LTIs per 100,000 hours worked


2023/24
2022/23
2021/22
0.08
0.11
0.13

Progress in 2023/24

Safety continues to be a fundamental underpin to our Executive Directors' remuneration, reflecting the expectation that safety is an integral part of how we work at National Grid.

As at 31 March 2024, our LTIFR was 0.08, which is lower than the Group target of 0.10. This is a combined employee and contractor LTI rate, which reflects our continued focus on encouraging good safety behaviours across the entire workforce.

In August 2023, a fatality occurred in Ludlow, Shropshire (see page 33). We have undertaken our internal review as part of continually improving our safety processes and sought to reinforce measures across our operations. In December 2023, we lost a Gas Distribution colleague and police officer in Massachusetts, both of whom were fatally injured by a vehicle driven by a member of the public while on duty at a job site (see page 34).

Employee engagement index (%)

This is a measure of how engaged our employees feel, based on the percentage of favourable responses to questions repeated annually in our employee engagement survey. Our target is to increase engagement compared with the previous year.


2023/24
2022/23
2021/22
81%
81%
81%

Progress in 2023/24

We run an employee engagement survey, Grid:voice, twice-yearly, to understand and act on colleague feedback. This allows us to build a culture that is purpose-led and results-driven, with a great colleague experience. As a result, we enjoy high engagement and strong advocacy, above external benchmarks.

This year, 78% of colleagues took part in the survey (last year: 81%) and our employee engagement index score was 81% favourable. There was no change compared with the previous year, but this score is positive in a year of change across the organisation and remains four points higher than the high performing companies average.

20 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

KPI and performance	Strategy link	Progress in 2023/24

Workforce diversity (%) – ethnicity

We measure the percentage of ethnic minorities in our workforce. We aim to develop and operate a business that has an inclusive and diverse culture (see page 40).


2023/24
18.6%
2022/23
17.5%
2021/22
20.2%

Our ethnic diversity for 2023/24 was 18.6%; reflecting a slight increase compared to the previous year. While the improvement is only +1.1%, it is important to note that National Grid has witnessed sizeable growth in its ethnic minority headcount. Over the course of 2023/24, new employees from diverse ethnic backgrounds have joined our organisation, representing around a 13% increase in our ethnically diverse population.

Workforce diversity (%) – gender

We measure the percentage of women in our workforce. We aim to develop and operate a business that has an inclusive and diverse culture (see page 40).


2023/24
24.6%
2022/23
23.6%
2021/22
23.1%

Our gender diversity for 2023/24 was 24.6%.

We were ranked number four, in the Top Ten Best Performers of the FTSE 100 Women Leaders Review. This is as a result of the increase in representation of women in leadership positions (Group Executive Committee and direct reports).

Looking ahead

Updated five-year financial framework for the period 2024/25 – 2028/29 is set out below. It highlights the strong growth opportunities we have ahead of us and acts as an important basis for us to communicate our plans and investment case to investors.

Five-Year Financial Framework

2024/25 – 2028/29[1]

Capital investment

One of the FTSE's biggest investors in delivering the energy transition

Around

£60bn

c.£51bn

green[2], directly into the decarbonisation of energy networks, aligned to EU Taxonomy

1 **c.£23bn** UK ET

2 **c.£8bn** UK ED

4 **c.£11bn** New England Regulated

5 **c.£17bn** New York Regulated

6 **c.£1bn** NGV

Group asset growth

c.10%

CAGR[3]

Underlying EPS

6–8%

CAGR[4]

Balance sheet and ratings

Credit metrics maintained above current rating thresholds[5]

Regulatory gearing to fall to low-60% range by March 2025, then trend back towards the high-60% range by the end of RIIO-T3

Use of hybrid debt

Dividend and Equity

Aim to grow dividend per share in line with UK CPIH[6]

Net Rights Issue proceeds of £6.8bn in 2024/25

Continued use of scrip dividend

1. 1 April 2024 – 31 March 2029.
2. Aligned to EU Taxonomy, directly invested into the decarbonisation of energy networks.
3. Group asset compound annual growth rate from a 2023/24 baseline. Forward years based on assumed USD FX rate of 1.25; and long run UK CPIH and US CPI. Assumes sale of ESO, Grain LNG, and National Grid Renewables before 2029. Assumes remaining 20% stake in UK Gas Transmission treated as a discontinued operation and therefore does not contribute to Group asset growth.
4. EPS compound annual growth rate from a 2024/25 baseline. Forward years based on assumed USD FX rate of 1.25; long run UK CPIH, US CPI and interest rate assumptions and scrip uptake of 25%. Assumes sale of ESO, Grain LNG, and National Grid Renewables before 2029. Assumes remaining 20% stake in UK Gas Transmission treated as a discontinued operation and therefore does not contribute to underlying EPS.
5. Through to at least the end of the RIIO-T3 price control period.
6. Aim to increase the 2024/25 DPS by UK CPIH following the rebase of the 2024/25 DPS of 58.52 pence, after taking account of the new shares issued following the Rights Issue.

21 National Grid plc Annual Report and Accounts 2023/24

Internal control and risk management

The Board is committed to protecting and enhancing our reputation and assets, while safeguarding the interests of our shareholders.

Managing our risks

National Grid is exposed to a variety of uncertainties that could have a material adverse effect on the Group's financial position, our operational results, our reputation and the value of our shares. We deploy an industry good practice 'Three Lines' model to deliver our risk management and internal control activities.

This establishes clear roles and ways of working between different groups (first line management, second line risk and compliance, and the third line independent Corporate Audit) to ensure effective implementation and assurance of the Enterprise Risk Management (ERM) framework and adherence with our Enterprise Risk and Assurance Business Management System which sets the performance requirements the business should follow.

Governance and oversight

The Board is accountable for the Group's risk management and internal control systems with oversight responsibilities carried out by the Audit & Risk Committee (see pages 90 – 95). The Board sets and monitors the amount of risk the Group is prepared to seek or accept in pursuing our strategic priorities (our risk appetite) across our risk taxonomy categories and sets risk appetite for our Group Principal Risks (GPRs). The business then develops appropriate risk responses and mitigations to ensure risks are managed within appetite in line with our ERM framework.

All GPRs are reviewed by the Group Executive Ethics, Risk & Compliance Committee, Audit & Risk Committee and the Board at least twice annually.

Strategic

Strategic risks are risks, both internal and external, associated with the business model, corporate strategy and long-term planning.

- Satisfactory regulatory outcomes
- Climate change mitigation
- Political and societal expectations
- People capability and capacity

Operational

Operational risks are risks derived from National Grid's core business practices, which rely on our systems, equipment, processes and people.

- Catastrophic cyber security incident
- Significant disruption of energy
- Upstream supply
- Significant safety or environmental event
- Major capital programmes

Compliance

Compliance risks are risks relating to compliance with laws and regulations, industry standards, contract requirements and internal policy.

- Legal and regulatory compliance frameworks operate at a jurisdictional level (i.e. UK, US federal, New York and Massachusetts) and therefore apply across all relevant GPRs

Financial

Financial risks are risks associated with National Grid's ability to raise capital, maintain access to capital and deliver profitable growth.

- Financing our business

22 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Our ERM framework

National Grid's ERM framework sets out our strategy, policy and process to identify, assess, prioritise, respond to, monitor and report on the most important risks to our business in a standardised, effective and efficient way. It supports the delivery of our vision and strategy as described on pages 16 and 17.

We assess the effectiveness of our framework by reviewing implementation and operation across the organisation through Group Principal Risk reviews during the year, monitoring and assurance reporting on key controls by first-line and second-line teams across the Group and the results of the Certificate of Assurance (CoA) process as described on page 94.

The Board also assesses the GPRs, emerging risks and monitors the effectiveness of the risk management and internal control process through reporting and challenge sessions twice annually. The Board has confirmed the effectiveness of National Grid's system of risk management and internal control.


External environment
Internal environment
Governance and oversight
Enterprise risk and assurance business management standard
Identification
Assessment
Response
Monitoring and assurance
Communication and reporting
Risk management lifecycle
Risk guiderails
Governance, risk and compliance system
Internal environment
External environment

Governance (Board and Audit & Risk Committee, Management Oversight Committees)

Establishes the vision, values and strategic objectives of the business, and provides governance and oversight of the risk management framework and reporting.

First line: Business

Establishes the business practices, processes and activities to achieve business objectives whilst managing risk in line with policies and procedures.

Second line: Business advice and assurance

Establishes policies, processes and procedures for National Grid's risk management framework and provides oversight, assurance and reporting to governance bodies. As the first line matures and takes on more responsibility for risk management, the level of support of second line decreases.

Third line: Internal audit

Provides independent assurance to governance bodies over the Company's system of risk management through internal control reviews and advisory engagement on the internal control framework.

23 National Grid plc Annual Report and Accounts 2023/24

Our principal risks and uncertainties

Accepting that it is not possible to identify, anticipate or eliminate every risk that may arise, and that risk is an inherent part of doing business, our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our strategic priorities.

The ERM framework applies to all risks of reasonable magnitude. The GPRs are the most important risks to the organisation and the management of these risks, including the effectiveness of internal controls, is reviewed regularly, including as part of our annual effectiveness assessment.

Our GPRs, and a summary of actions taken by management, are provided in the table below. We have provided an overview of the key inherent risks we face on pages 226 – 231, and specifically our key financial risks, which are incorporated within note 32 to the consolidated financial statements on pages 193 – 204. Risk trends reported below consider the changing risk landscape, our risk response, including controls and any additional mitigation actions, and may be influenced by internal or external developments.

Strategic impact

- Enable the energy transition for all
- Deliver for customers efficiently
- Grow our organisational capability
- Empower colleagues for great performance

Operational risks

Risk trend key: Increasing | Decreasing | No change

Catastrophic cyber security incident

Description

We are unable to adequately anticipate and manage disruptive forces on our systems because of a cyber-attack, poor recovery of critical systems or malicious external or internal parties resulting in an inability to operate the network, damage to assets, loss of confidentiality, integrity and/or availability of systems.

Actions taken by management

We employ technical, administrative and physical cyber security controls for both Information Technology (IT) and Operational Technology (OT) that align to the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) v1.1, as well as all applicable laws and regulations. Controls are verified and validated through internal and external audits and risk assessments, penetration tests, adversary simulation, Incident Response exercises, Compromise Assessments, continuous control measurements and other assessment methods, including:

- National Institute of Standard Cybersecurity Framework (First-Line Assessment);
- IT Control Set Effectiveness (Second-Line Testing); and
- Corporate Audit and Third-Party Inspections/Assessments.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review which incorporates feedback and recommendations from the Audit & Risk Committee Group risk review process. The risk has gone through an in-depth review process to address the continued upward pressure on cyber security in the current risk landscape, including regular reporting to oversight committees, immersion sessions for the Board and formal risk reviews.

During the year, the Board has also visited the Cyber Security Operations Centre in Massachusetts.

Impact on strategy: Deliver for customers efficiently

Risk category:

- Strategic
- **Operational** (selected)
- Financial
- Compliance

Risk trend:

Trend is increasing due to geopolitical impacts, potential threats from AI and the threat landscape.

24 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Significant disruption of energy

Description

There is a risk of failure to predict and respond adequately to significant energy disruption events to our assets resulting from asset failure (including third party interactions e.g. control systems protection etc.), climate change, storms, attacks or other emergency events leading to significant customer harm, lasting reputational damage with customers, regulators and politicians, material financial losses, loss of franchise or significant damage to investor confidence.

Actions taken by management

National Grid continues to prioritise preventative measures and response plans to address the risk of significant disruption of energy. The organisation is actively engaged in climate adaptation, conducting Group-wide assessments and planning for multi-decade adaptation to bolster resilience. These strategic actions, including various proactive preventative measures, climate adaptation plans and multi-decade adaptation, reflect the commitment to maintaining a robust energy supply system and proactively responding to the challenges posed by evolving climate patterns and emergency events.

Proactive preventative measures:

- Acceleration of proactive maintenance and asset checks ahead of winter to maximise network availability.
- Collaboration with energy suppliers, regulators and government departments to explore wider industry mitigations aimed at maximising supply, managing demand and enhancing storage.
- Enhancement of flood contingency plans for substations and gas/LNG sites.
- Robust winter and summer preparedness and scenario planning.
- Testing response plans, including proactive communication strategies covering various scenarios.
- Implementation of US gas mains replacement programmes and a storm-hardening programme.
- Outage planning to ensure swift response and recovery.
- Group-wide assessment of climate vulnerabilities with no new short-term risks identified.
- Initiation of multi-decade climate adaptation plans by all business units for inclusion in future rate cases.
- Complementary efforts to existing resilience investments to ensure long-term preparedness.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Audit & Risk Committee's Group risk review.

Impact on strategy:

Risk category:

Strategic
Operational
Financial
Compliance

Risk trend:

Trend remains neutral

Upstream supply

Description

There is a risk of failure to predict and respond adequately to disruptions in upstream energy supply because of energy falling short of capacity needs leading to challenges in balancing supply and customer demand, with adverse impacts on customers and/or the public, reputational damage and regulatory impacts.

Actions taken by management

The organisation remains vigilant to potential upstream supply issues, recognising the need for continued monitoring and adaptation should a significant issue arise. Management takes proactive preventative measures where possible and engages suppliers to monitor potential supply disruptions and build out resilience to adapt to issues that may arise.

Proactive preventative measures:

- EU storage reaching its highest-ever level at 97%, coupled with a substantial reduction in UK gas prices, creating a more favourable market position.
- Lessons learned from last winter's storms have highlighted the upstream supply risk, prompting increased political and industry focus.
- Proactive engagement with third-party suppliers and external stakeholders to foster better understanding and preparedness.
- Better understanding and planned response to upstream supply challenges in the US compared with previous years.
- Confidence in the ability to reduce gas demand if needed thorough testing of emergency preparedness.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Audit & Risk Committee Group risk review and received an update on the Group's preparedness for winter, including winter outlook forecasts pertaining to markets and weather, business unit preparations, and key risks and mitigations.

The Board also discussed the climate adaptation as a global macro challenge and considered emerging issues as part of the Climate Vulnerability Assessment and considered wildfire as a future risk in relation to climate change.

Impact on strategy:

Risk category:

Strategic
Operational
Financial
Compliance

Risk trend:

Trend remains neutral

25 National Grid plc Annual Report and Accounts 2023/24

Our principal risks and uncertainties continued

Significant safety or environmental event (asset failure)

Description

There is a risk of a catastrophic asset failure or bulk power system failure because of failure of a critical asset or system, substandard operational performance or inadequate maintenance, third-party damage and undetected system anomalies leading to a significant public or employee safety and/or environmental event.

Actions taken by management

National Grid takes proactive preventative measures including inspection and maintenance of assets. The organisation continues to apply a holistic approach to managing this risk, emphasising preventative mitigating actions to maintain asset reliability and effective response plans.

Proactive Preventative Measures:

- Acceleration of proactive maintenance and asset checks, including focus on inspection and maintenance programmes and defect management.
- Emphasis on preparedness plans coupled with regular updates and refinement of emergency response plans and implementation of a US storm-hardening programme.
- Robust disaster recovery and outage planning to ensure swift response and recovery.
- Addressing issues related to over-pressurisation, leak-prone pipes and undetected system anomalies.
- Robust incident management system to efficiently handle unforeseen events.
- Business continuity management strategies to maintain critical operations during adverse events.
- Continuous reinforcement of a robust and standardised process safety management system and clear identification of safety-critical assets on the asset register, ensuring a consistent risk management framework across high-hazard assets.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review which incorporates feedback and recommendations from the Safety & Sustainability Committee.

The two fatal events (one in the UK, in August 2023 and one in the US, in December 2023), which resulted in three fatalities, were discussed by the Board.

The Safety & Sustainability Committee received updates on the safety performance across the Group and considered an annual update on the significant safety or environmental event GPR. The Committee considered the decrease in the risk due to the sale of the UK Gas Transmission and Metering business during the year, the continuation of the US leak-prone pipe replacement programme and progress in the meter inspection programme.

The Safety & Sustainability Committee also received quarterly safety compliance and risk reports which included updates on the significant safety or environmental event risk.

Impact on strategy:

Risk category:

Strategic
Operational
Financial
Compliance

Risk trend:
Trend remains neutral

Major capital programmes

Description

There is a risk that we are unable to deliver on our major capital project programme within the required timeframes because of misalignment or lack of clarity with regulatory expectations, unclear financial frameworks to incentivise investment, complex planning requirements, external impacts on supply chain or a failure to demonstrate clear, long-term economic benefits to communities leading to increased costs, compromised quality, reputational damage and detrimentally impacting our ability to deliver our clean energy transition strategy.

Actions taken by management

The organisation has conducted extensive reviews to consider the maturity of risk management and mitigations over capital programmes and initiated Group-wide development of our control frameworks to keep pace with our growing capital portfolio.

Proactive Preventative Measures:

- Establishing consistency among business units on the management and assessment of project risks and controls.
- Defining and establishing minimum core processes and controls expected for each business unit.
- Defining regulatory frameworks with Ofgem and finalisation of contracts, and the agreement of funding for the first two ASTI projects.
- Establishment of the Strategic Infrastructure business unit to build out internal control frameworks across our major projects, with particular focus on delivery of the ASTI capital programme.
- Formalisation of a Major Projects Forum to bring all Project Management Office (PMO) and key stakeholders together to align best practices and risk management efforts across the Group.
- Introduction of the Portfolio Project Management Office (PPMO) as a core function of the Strategic Infrastructure business unit to manage and oversee all risks, safety and management of change and project management processes.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Audit & Risk Committee Group risk review. The Finance Committee and the Board discussed and reviewed the higher cost of capital and increased labour and supply chain costs as a result of inflation, increased interest rates, the effect of the macro environment and the increased investment required to deliver the UK's energy transition. The Board was also kept updated on the progress of major capital projects including a deep dive with the Strategic Infrastructure business unit in relation to the ASTI projects.

Impact on strategy:

Risk category:

Strategic
Operational
Financial
Compliance

Risk trend:
Trend remains neutral

26 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Strategic risks

Satisfactory regulatory outcomes

Description

There is a risk that we fail to influence future energy policies and secure satisfactory regulatory agreements because of lack of insight or unsuccessful negotiations leading to poor regulatory outcomes, energy policies that negatively impact our operations, impacts on market prices, reduced financial performance, fines/penalties, increased costs to remain compliant and/or reputational damage.

Actions taken by management

We continue to maintain a strong understanding of the UK and US regulatory agenda and emerging issues through our approach to horizon scanning and monitoring. With consideration of the ever-increasing scale of change, we have plans and governance structures in place to address key regulatory proceedings such as UK price controls and US rate case filings, and take a proactive approach to regulatory reform where appropriate.

Proactive Preventative Measures:

- Maintaining active dialogue with NYPSC, MADPU and Ofgem, resulting in:
  - good progress on the ASTI framework and initial positions for RIIO-T3, and
  - positive settlements on recent US rate cases and upcoming rate cases progressing well.
- Active monitoring of concurrent regulatory reforms being pursued by respective regulators.

Board considerations:
The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Audit & Risk Committee Group risk review. The Board received an update on the work capabilities and future focus of the Group's strategy and regulation function. The Board also received updates from the Chief Executive on key regulatory matters at each Board meeting.

Key areas of discussion during the year included Ofgem's consultation on the RIIO-T3 methodologies for electricity transmission and gas transmission sectors.

Impact on strategy:

Risk category:
Strategic
Operational
Financial
Compliance

Risk trend:
Trend remains neutral

Climate change mitigation

Description

There is a risk that we fail to identify and/or deliver upon the actions necessary to meet our climate change targets and enable the wider energy transition because of poor management of threats and opportunities associated with mitigating climate change, leading to legal risks of greenwashing or reputational impacts of not meeting our climate change targets, which include:

(i) to reduce absolute Scope 1 and Scope 2 greenhouse gas emissions from a 2018/19 baseline by 60%, by 2030/31 and absolute Scope 3 emissions from the same baseline by 37.5%, by 2033/34; and

(ii) in the longer-term reach net zero by 2050,

or play our part in supporting economy-wide decarbonisation in the United Kingdom and northeastern United States.

Actions taken by management

We continue to monitor the actual and potential impacts of climate change and implement risk management strategies to mitigate these risks as part of the energy transition.

Proactive Preventative Measures:

- Setting near-term climate targets to align with the SBTi's 1.5°C pathway.
- Governance processes aligned to endeavour to ensure that emissions reduction strategy, policy, advocacy and external messaging is integrated throughout our business, and embedded into financial planning processes and performance management.
- Updated Climate Transition Plan to include revised pathways and details on the dependencies, policies and regulation that are key to achieving our targets.
- Reporting on progress against our targets including how we are addressing dependencies and policy and regulation to support progress.
- Environmental, Social and Governance (ESG) disclosure strategy aligned to external expectations and requirements.
- Targeted action plans to improve key ESG scores and proactive engagement with investors on steps we are taking to improve ESG performance.

Board considerations:
The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Safety & Sustainability Committee. In addition, the Board discussed the adoption of the 1.5°C aligned near-term emissions targets and considered the opportunities and risks of setting new targets. In September 2023, a joint session was held between the Safety & Sustainability Committee and the Audit & Risk Committee to discuss the ESG reporting landscape and the Group's ESG reporting assurance strategy including the risk of misreporting.

Impact on strategy:

Risk category:
Strategic
Operational
Financial
Compliance

Risk trend:
Trend remains neutral

27 National Grid plc Annual Report and Accounts 2023/24

Our principal risks and uncertainties continued

Political and societal expectations

Description

There is a risk that we do not position ourselves appropriately to political and societal expectations because of a failure to proactively monitor the landscape or to anticipate and respond to changes leading to reputational damage, political intervention, threats to the Group's licences to operate and our ability to achieve our objectives.

Actions taken by management

Horizon scanning processes have been implemented to monitor and positively influence perceptions of our business and our reputation. We monitor media, social and political activities on a daily, weekly and monthly basis, and take appropriate action to ensure National Grid is able to respond to the environment we operate in and the needs of customers and stakeholders.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Audit & Risk Committee Group risk review.

The Board considered updates on the UK and US political environments, the Group's engagement with government on key policy matters, and the upcoming UK and US elections.

Impact on strategy:

Risk category:

Strategic

Operational

Financial

Compliance

Risk trend:

Trend remains neutral

People capability and capacity

Description

There is a risk that we do not have, across our workforce and within our leadership, the capability or capacity necessary to deliver on existing or future commitments because of ineffective planning for future people needs, insufficient development of people and failure to attract and retain people in a competitive market for skills and talent, leading to failure to deliver on our business goals, strategic priorities and vision to be at the heart of a clean, fair and affordable energy future.

Actions taken by management

This risk has been revised and expanded to focus on the wider workforce capability and capacity risk that we expect as we continue to deliver on the energy transition. We are involved in a number of initiatives to help secure the future engineering talent we require.

Proactive Preventative Measures:

- To provide a competitive advantage in the marketplace, we have established:
  - advanced and higher apprenticeships in the UK and a graduate development programme across both the UK and US; and
  - industrial placements and internships in the UK and US.
- Ensuring high levels of diversity in future talent pools.
- Continued rigorous development of our succession planning and development planning processes, particularly at senior levels.
- Strategic workforce planning processes developed and implemented to enable better understanding of future workforce needs and enable training, graduate programmes, attraction and retention strategies to be aligned to forecast workforce needs.
- Building our reputation, brand and Employee Value Proposition to enable National Grid to be seen as a place to work for those wanting to be involved in the energy transition.
- A more proactive hiring process is being established.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Audit & Risk Committee Group risk review. The People & Governance Committee considered succession planning and the talent pipeline for the Board and is updated overall on the leadership, capabilities and development across the organisation given the Group's future workforce requirements.

The Board undertook a risk review on people talent and capability, including reviewing the Group's strategic workforce plans for the near, medium and long term, and considering the Group's training needs.

Impact on strategy:

Risk category:

Strategic

Operational

Financial

Compliance

Risk trend:

Trend is increasing in line with expected energy transition workforce needs

28 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Financial risks

Financing our business

Description

There is a risk that we are unable to fund our business efficiently as a result of a lack of access to a wide pool of investors, market volatility, unsatisfactory regulatory outcomes or unsatisfactory financial or operational performance of the business, leading to a lack of access to capital, impacting our ability to achieve our strategic objectives, including our proposed capital investment programme.

Actions taken by management

This risk is considered in conjunction with other GPRs, particularly in relation to regulatory outcomes, our major capital projects programme and the safe and reliable operation of our network businesses.

We maintain a funding strategy and funding plan, and engage frequently with stakeholders, including credit rating agencies, banks and investors, so that we can take account of their views as we monitor and update this plan. We maintain a diverse range of funding sources and monitor our funding risk by use of both short- and long-term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis used to assess funding requirements for at least a 24-month period and we maintain adequate liquidity for a continuous 12-month period. Liquidity is made up of existing cash and investments and forecast operating cash flows together with the use of committed bank facilities if required.

Board considerations:

The Board reviewed the risk as part of the bi-annual Group risk review, which incorporates feedback and recommendations from the Audit & Risk Committee Group risk review. The Finance Committee regularly reviews and oversees key financial risks, including liquidity, refinancing and counterparty risks on behalf of the Board.

The Board considered the risk as part of its discussions on Group financing strategy. The Board's discussions took into consideration the increase in capital expenditure forecast and the wider macroeconomic environment.

A key decision made by the Board was to approve the proposed Rights Issue. Refer to page 9 for the rationale behind the proposed equity raise.

Impact on strategy:

Risk category:

Strategic
Operational
Financial
Compliance

Risk trend:
Trend remains neutral

Cyber security risk management and strategy

Cyber security risk is visible to and continuously monitored by our Group Executive and Board of Directors. We use the NIST CSF as the basis for identifying, assessing, measuring, monitoring, controlling and responding to cyber security risks.

Our risk management processes cover all IT and Operational Technology (OT) assets, including systems and data, whether these assets belong to the Company or third parties. Risk is assessed at multiple levels within the Company, including first line business assessment, second line independent assessment, and third line Group-level assessment by our Chief Risk Officer and Ethics, Risk & Compliance Committee (ERCC).

In addition to comprehensive internal assessment and audit programmes, we engage multiple third-party assessors, consultants, auditors and cyber security firms in support of our risk management processes. These third parties provide independent verification and validation of internal assessments, and specialised expertise for specific regulations and technologies. Third-party assessment methodologies include cyber-specific activities, such as penetration testing, compromise assessment, deep network monitoring and adversary simulation teams.

We maintain an independent Supply Chain Risk Management (SCRM) function responsible for identifying and overseeing cyber security risks associated with threats from our use of third-party service providers.

Controls implemented by SCRM include both contractual and technical measures tailored to the risk profile of the supplier, their degree of access to National Grid's systems, and the classification of data they process for National Grid.

To date, there have been no cyber security incidents that have materially affected the Company's business strategy, results of operations or financial condition. We acknowledge that the global cyber security risk environment for critical infrastructure providers is extremely challenging and dynamic.

Cyber security governance

The Board prioritises the mitigation of cyber security risk through National Grid's ERM process. Responsibility for oversight of risk management lies with the Board and is delegated to the Audit & Risk Committee. The ERCC regularly reviews and approves the status of the risk prior to reporting to the Audit & Risk Committee. To effectively manage oversight of National Grid's cyber security risk management practices, the ERCC has primary responsibility to oversee the disclosure of material cyber security incidents, as well as the general obligation to ensure the proper risk oversight structure of cyber security as part of National Grid's overall enterprise risk management programme and the internal controls applicable to cyber security matters. National Grid's Chief Information and Digital Officer (CIDO) and Chief Information Security Officer (CISO) regularly provide reports to the Audit & Risk Committee and hold additional briefings for the Board at least once per year. The Audit & Risk Committee and Board work collaboratively to ensure oversight with the proper focus of each respective Board Committee.

These reports include, among other things, current and emerging cyber security threats to National Grid and relevant sectors, the status of key risk indicators, controls, the results of any relevant internal or external assessments, any key incidents escalated to management during the prior and current reporting period and the status of cyber improvement programmes to manage its cyber security posture.

At the executive and management level, the CIDO is the risk owner, and the CISO has primary responsibility for the development, operation and maintenance of National Grid's cyber security programme. The CISO has over 38 years of experience in Information Technology and Security, and is supported by an international team of trained cyber security, physical security, and data privacy specialists with many relevant certifications. The CISO reports directly to National Grid's Group CIDO who is a member of the Group Executive Committee. Under the CISO's oversight, National Grid's cyber security team implements and provides governance and functional oversight for cyber security services, controls and processes. Cyber security processes include escalation of certain risks and incidents, including those that originate or occur at third parties, to the CIDO, legal and other executive leaders as appropriate based on the severity of any such risk or incident.

Emerging risks

Our framework also considers emerging risks to ensure we understand potential future material impacts on our risk profile and implement appropriate monitoring and responses to keep pace with these risks.

29 National Grid plc Annual Report and Accounts 2023/24

Our principal risks and uncertainties continued

Our process to identify and manage emerging risks is as follows:

- Emerging Risk Reviews are conducted and reported at least bi-annually at a Group level using external insight and benchmarking.
- Group Principal Risk reviews consider relevant emerging risks and developments in the risk landscape. These are carried out at least annually.
- Business units and functions maintain Emerging Risk Radars that are considered in group reporting.
- We run a quarterly Senior Leadership Risk Network, where experts across the business meet to identify and discuss strategic emerging threats and opportunities.

Where emerging risks are identified, they are assessed in terms of potential likelihood, impact and velocity to the extent possible given that they are uncertain by nature. The assessment then drives whether the risk should be monitored, managed or considered for transition to an active risk. Our current emerging risks are considered to either have a level of inherent uncertainty or are expected to crystallise outside the period of the business plan and are therefore considered emerging on that basis.

Existing emerging risks under consideration are identified utilising scenario analysis, horizon scanning and emerging risk assessments.

Assessment includes the potential impact and velocity (time to impact) and our response is to watch, monitor or manage the risks that are reported to the Board and Group using our emerging risks radar.

Emerging risk	Strategic priority impact				Velocity		
					Immediate < 3 years	Short Term 3–5 years	Medium Term 5–10 years
Artificial intelligence (strategic disruption)		◆			■	■	
Geopolitical tensions (business or supply chain disruption)	◆	◆	◆				■
New tech entrants (strategy and market disruption)		◆		◆			■
Quantum computing (security threats)		◆				■	■
Offshore grid solutions (strategy and market opportunity)	◆		◆		■	■	
Wildfire* (climate adaption)	◆	◆				■	
Network resilience standard (regulatory opportunity)		◆			■		

* We continuously monitor our short-term ERs to ensure we respond to changes in our risk assessments appropriately. We are in the process of reviewing wildfire risk and coordinating our business-wide response, but our analyses show that the physical risk is considered to be remote within our jurisdictions today.

30 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Viability statement

The Board's consideration of the longer-term viability of the Group is an extension of our business planning process. The process includes financial forecasting, risk assessment, regular budget reviews as well as scenario planning incorporating industry trends, considering any emerging issues and economic conditions. Our business strategy aims to enhance our long-term prospects by making sure our operations and finances are sustainable.

As required by provision 31 of the 2018 UK Corporate Governance Code, the Board has formally assessed the prospects of the Company, and this assessment has been made over the next five financial years in line with the Company's strategic business plan. The assessment includes the potential impact (financial and reputational) of different stress testing scenarios on our GPRs which are severe but plausible and could impact the longer-term viability of the Company, our solvency and liquidity. We also consider emerging risks and select a cluster scenario to assess the potential impact of a number of our GPRs crystallising at the same time.

Risk cluster

The impact of a cluster of the GPRs crystallising over the assessment period was also considered by analysing the interconnectivities of our GPRs to select a risk cluster and stress testing scenario that could pose the most significant threat to our viability. Our cluster scenarios modelled the financial impact of a significant cyber-attack, resulting in a significant data breach, a catastrophic asset failure in the US gas business, energy disruption, and impact on our New York gas operating licences.

Whilst the cluster scenarios would lead to significant impacts, management would have mitigation strategies available to ensure the Company remains viable over the five-year assessment period. National Grid operates in stable markets and the robust financial position of the Group, including the ability to sell assets, raise capital and suspend or reduce the payment of dividends, provides a range of options to secure viability.

Viability

The Directors are satisfied that they have sufficient information to judge the viability of the Company and, based on the assessment described above and on pages 22 – 30, have a reasonable expectation that the Company will be able to continue operating and meet its liabilities as they fall due in the period to May 2029.

GPR stress testing

Each GPR was considered and, where appropriate, a stress testing scenario was identified and used to assess impacts on reputation and/or financial performance over the five-year assessment period as detailed below:


High
Low
Financial Impact
Risk Cluster
Internal
International
Reputational Impact

All scenarios are considered low probability events.

Icon	GPR	Extreme yet plausible scenarios
	Catastrophic cyber security incident*	A significant cyber attack.
	Significant disruption of energy*	Significant energy disruption event due to an extreme weather event in the US.
	Upstream supply	Significant energy disruption event occurring in the UK during winter due to limited generation supply.
	Significant safety or environmental event (asset failure)*	A significant process safety or gas pipeline failure in the US.
	Major capital programmes	Inability to either successfully secure appropriate incentive mechanisms and/or deliver our major capital projects.
	Satisfactory regulatory outcomes	Poor outcome of future US rate case filings, and low performance under RIIO-T3 in the UK.
	Climate change mitigation	Not meeting our net zero commitments or targets.
	Political and societal expectations	A change in federal administration in 2024 driving an even more progressive environmental/climate agenda in New York or Massachusetts.
	People capability and capacity	n/a
	Financing our business*	Financing a significant capital investment programme driven by energy transition targets in the UK and US in an environment of higher interest rates and inflation.

* Included as part of risk cluster.

31 National Grid plc Annual Report and Accounts 2023/24

Our business units

1 UK Electricity Transmission



Dogger Bank A and B connect 1.2 GW each at Creyke Beck 400 kV Substation. The third, Dogger Bank C, will connect 1.2 GW at Lackenby Substation later this year.

Highlights

In 2023/24, UK ET continued its strong financial and operational performance, while maintaining its focus on safety and delivering for customers. As the backbone of the UK's energy system, our network delivered one of the safest and most reliable electricity systems in the world.

Over the last year, there has been an increased focus from UK government, the regulator and industry on the role of networks in the energy transition. Against that backdrop, we have worked closely with our external stakeholders to promote policies and frameworks which accelerate the delivery of infrastructure. We have invested over £1.9 billion as part of both the expected circa £11 billion capital investment over the RIIO-T2 regulatory period (2021-26) and into the ASTI projects. We also delivered over £17 million of efficiency savings in 2023/24, leveraging opportunities provided by the acquisition of the UK ED business.

Enable the energy transition for all

In 2023/24, the business achieved several milestones. We connected over 3 GW of energy to the network, including the first 1.2 GW phase of Dogger Bank, the world's largest offshore wind farm, and the UK's first transmission-connected solar farm, Larks Green. We also reached significant milestones on our major in-flight projects, notably the installation of overhead lines on all 116 T-pylons as part of the Hinkley Connection Project, and the final tunnelling breakthrough on our £1 billion London Power Tunnels 2 project.

In December 2022, Ofgem, under the ASTI framework, asked UK ET to deliver 17 major infrastructure projects, the first part of The Great Grid Upgrade. This is the largest overhaul of the grid in generations and will help reduce the UK's reliance on fossil fuels by connecting 50 GW of offshore wind by 2030. We have made good progress since establishing the Strategic Infrastructure business unit in April 2023. We have received development consent on our Yorkshire GREEN project and also expect to receive final funding approval from Ofgem in summer 2024 for the first of our major infrastructure projects to connect green energy, Eastern Green Link (EGL) 1 and 2. The EGL1 and 2 joint construction projects with Scottish Power Energy Networks and Scottish and Southern Electricity Networks are due to commence construction in 2024/25.

Alongside connecting green energy to the network, we remain committed to reducing our SF_6 emissions by 50% by 2030 from a 2018/19 baseline. Whilst we missed our 2023/24 target of keeping emissions below 9,688kg (compared to a 9,108kg target) we completed our new SF_6-free substation in Littlebrook using GE's g3 technology, and have collaborated closely with suppliers and universities, successfully trialling innovative leak repair technology, enabling us to avoid outages and keep electricity flowing whilst we work. Increased availability of SF_6-free technology will be critical to reducing future emissions and meeting this target.

Deliver for our customers efficiently

We are proud to have maintained our record for world-class reliability. This is founded on prudent long-term asset management and planning and careful short-term operational and resilience decision-making. We provided around 209 TWh service to consumers, failing to supply just over 4 MWh, which was due to factors outside our control. This was despite 13 named storms. This equates to 99.999998% reliability.

With a rapidly growing pipeline of customers looking to connect to the transmission network, our extensive engagement with Ofgem, the Department for Energy Security & Net Zero (DESNZ) and the ESO has helped drive progress on connections reform in support of the Connections Action Plan published as part of a package of Grid reforms in the UK Government's Autumn Statement. New queue management arrangements will ensure projects meet contractual milestones or face being removed to make way for connection-ready projects. Our collaborative work with distribution networks and others has released 30 GW of additional capacity, accelerated 10 GW of Battery Energy Storage Systems connections and removed 3 GW from the connections pipeline through reforms such as the TEC amnesty.

Grow our organisational capability

We continue to collaborate more closely with our supply chain so that we can deliver our ASTI and other major projects at pace. We have established two new long-term contracting models to deliver the upgrades and new infrastructure required for the transition to renewable energy. The HVDC framework will secure our offshore supply chain, whilst the Great Grid Partnership is establishing long-term collaborative relationships with, and across, our onshore supply chain partners. Both models provide our partners with the confidence they need to invest in building the delivery capability and capacity we will need in the future.

Empower colleagues for great performance

UK ET's combined (employee and contractor) LTIFR was 0.14 in 2023/24, comprising 0.08 for employees and 0.19 for contractors. The majority (73%) of our incidents were from our contractors, reflecting that we deliver our capital construction works through contractors, not our direct labour force. We are working with our contractors to drive through the required improvements in their performance. Behavioural safety is key to making the next step in our safety maturity and we have developed and are rolling out our behavioural safety programme, Safe Choices for All.

Looking ahead

The UK transmission network is growing at a rate not seen for generations. The year ahead marks a crucial phase as we prepare our final submission to Ofgem for the next price control, RIIO-T3, which will be in place from 2026 to 2031. We will be working closely with Ofgem, DESNZ, ESO and others to agree a clear vision of the UK's future energy needs and the timing of network reinforcement activities, which will define when customers can connect. This will be critical to ensuring we build a future-ready transmission network that will serve society, protect the environment, and underpin economic growth for decades to come.

3 UK Electricity System Operator

Highlights

As GB's electricity system operator, we are at the heart of the energy transition, operating one of the fastest and most reliable decarbonising networks in the world. This year, despite the ongoing conflict in Ukraine, the broad European energy situation has improved. We have built further system resilience and delivered the second year of our Demand Flexibility Service, giving us valuable insight to support the future of flexibility services. We also launched the first phase of our Open Balancing Platform, which will revolutionise the balancing mechanism in support of net zero by further diversifying generation assets used by our control room.

32 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

2 UK Electricity Distribution (UK ED)



Engineers carrying out routine post-storm maintenance checks to ensure customers receive an uninterrupted service.

Highlights

With an ambitious five-year plan, the start of RIIO-ED2 has led the business into an exciting new phase of capital delivery. In the first year of the price control we are on track to deliver our £7.5 billion investment programme.

Working with the ESO, Ofgem and the UK Government, we announced plans to release 10 GW of capacity in our network enabling customers to connect quicker than previously planned. This is part of our work with the Energy Networks Association to find innovative solutions to speed up the connection of low-carbon technologies (LCTs).

Our network navigated through a challenging weather year, with 13 named storms, a notable increase compared to an average of six storms over the past five years. During the four largest storms impacting our region, over 126,000 customers lost power to their homes and businesses. With the prompt deployment of field resources, including a fleet of five helicopters, we were able to restore a majority of customers within 24 hours. Despite our storm response efforts, being termed as outstanding by Ofgem, the customer outages negatively impacted our incentive performance which is a clear reflection of more challenging targets in RIIO-ED2. Our Community Matters Fund was increased from £3.8 million to £6 million for the year ended 31 March 2024, with £5 million to tackle fuel poverty. We won an award for best customer centric strategy at the 2023 Engage Awards for our customer engagement and support of vulnerable customers.

Our LTIFR remained low at 0.098 against our Group target of less than 0.10, but tragically, in August 2023, a fatality occurred in Ludlow, Shropshire, where a colleague from our UK ED team fell from height during overhead line work. This event deeply impacted our entire organisation, reinforcing our unwavering commitment to ensuring every employee's safety. We continue to cooperate with the ongoing Health and Safety Executive investigation.

Enable the energy transition for all

We are committed to delivering low-cost energy transition and in the current year we focused on improving our flexibility service offerings through our Market Gateway Platform, resulting in over £80 million of reinforcement work being deferred, delivering customer savings.

In addition to the existing sources of flexibility, we have been investigating the potential for customers to flex their power requirements for heat pumps with our EQUINOX project, an innovative heat pump flexibility trial. Our first successful trials won the Heat Pump Project of the year award at the 2023 H&V News Awards. Building on this, we have now expanded the trial by enrolling over 1,000 customers in the next phase of testing.

As part of our pledge to promote net zero in communities we serve, a school in Gloucestershire has become the first to install solar panels with funding from us.

Deliver for our customers efficiently

Our network reliability is at 99.99261%. We have continued to digitalise the connection journey for our customers, extending our programme to other LCTs after a successful implementation of our self-serve online tool for EV charger applications last year. We made over 80,000 LCT connections during the year, with 89% of direct enquiries approved on the same day. We have implemented changes to our licence through the Network Access Significant Code Review, which therefore socialises more of the reinforcement costs facilitating cheaper connection of LCTs.

Grow our organisational capability

We have mobilised our new operating model, building on the strength of our local delivery expertise through introduction of critical central planning functions of Customer Excellence, DSO, Connections and Asset Management. This will ensure we are well placed to meet the predicted changes in requirements and increase in customer demand. As part of this, we have introduced an independent DSO Panel, which is substantial progress on our commitments to enable efficient and transparent governance within our functionally separate DSO. The panel is made up of industry experts representing a broad range of stakeholder views, to strategically scrutinise the DSO outputs.

Empower colleagues for great performance

We have broadened our leadership development interventions, through the introduction of leadership programmes and mobilisation of digital coaching to enhance leadership capability. As a result, the 2024 Grid:voice survey saw an increased Leadership Index score of 75%. We have also continued to focus on our 'Safe to Say' initiative launched last year. This includes improving the number of channels through which employees can be empowered to flag concerns and offer ideas. As a result, we have observed a notable 11% increase in our scores over the past two surveys.

Looking ahead

We will work to actively drive the nation's move to decarbonisation. Through targeted green investment, widespread rollout of flexibility services and development of new products and digitalised solutions we will look to unlock the network capacity our customers need in order to adopt LCTs at scale. We will aim to prepare our network for over a million electric vehicles during RIIO-ED2, around 300,000 heat pumps, and a significant increase in renewable energy, whilst making it quicker and easier for our growing customer base to connect to the network. We will need to continue to collaborate with our regional stakeholders to enable them to achieve their aspirations, helping them build local energy action plans and we will continue to empower our people to deliver safe, effective and efficient performance for customers through our Integration Synergy and Efficient Work programmes.

The organisation has also continued to work at pace and cross-industry towards long-term reforms to the connections process, to unblock the queue and pave the way for investment – ensuring the grid is ready to take on the next electric industrial revolution.

Looking ahead

Following the passage of the Energy Act in 2023, it is expected the ESO will be separated from the Group in the second half of calendar year 2024, to form NESO. Previously denoted as the Future System Operator, NESO will be an independent, public corporation with responsibility for planning Britain's electricity and gas networks and operating the electricity system. The new organisation will be founded on the current activities and capabilities of the ESO, but will also take on new roles with a whole system perspective across energy sectors. It will play a central role along with other key stakeholders in ensuring that Britain's energy system is secure and affordable, as well as forging the path to a sustainable future for everyone.

33 National Grid plc Annual Report and Accounts 2023/24

Our business units continued

4 New England



US field force working on the local electricity system, delivering the investment required across the distribution network.

Highlights

We continue to be at the heart of a clean, fair, and affordable energy future for our over 2 million customers in Massachusetts. We invested over $2 billion in our energy infrastructure over the last year and have ambitious plans to continue investing in our networks to meet customer needs.

In support of these plans, in November 2023 we filed a five-year rate proposal with the MADPU for our Massachusetts Electricity Distribution business. Approval of this proposal will help ensure that we continue to deliver safe, reliable service to our customers. It will also enable us to deliver the state's climate goals, strengthen relationships, and continue building trust with key stakeholders and third-party advocates.

Enable the energy transition for all

In January 2024, we submitted our ESMP – also referred to as the Future Grid Plan – to the MADPU outlining the critical investments needed in the local electric distribution system over the next 5 – 10 years to help meet the state's nation-leading climate change, clean energy and equity goals set out in the state's 2050 Clean Energy and Climate Plan. The proposed anticipatory investments are foundational to meeting electric demand that is projected to more than double by 2050. The plan outlines a path to upgrade and expand the capacity of the electric distribution grid, accelerate the connection of renewables, and empower smart customer choices.

We continued to expand our grid modernisation investments in the network, with 20% of customers now covered by Fault Location Isolation and Service Restoration (FLISR) capability enabling self-healing networks and improved reliability. We also connected over 200 MW of distributed energy resources and supported the installation of 6.5 MW of EV charging over the last year.

In 2023, we replaced a further 130 miles (209 kilometres) of older leak-prone metal pipe in favour of new, plastic pipe to improve the safety of the gas delivery network, and reduce the amount of methane escaping the system.

In 2023, aligned with our Gas System Enhancement Plan, we continued to scale our use of low-dig technology (CISBOT) to repair 814 leaks and reduce GHG emissions.

Deliver for our customers efficiently

As part of our Group-wide efficiency programme, the New England business delivered £120 million of savings, with £31 million in 2023/24.

In 2023/24, we dealt with a number of storms, including the 18 December 2023 event, with more than 187,000 customers out, and a restoration time of 47 hours for 95% of our customers out at peak.

On the gas side of the business, we continue to maintain our leak response times.

In 2023/24, the Gas Business Enablement programme deployed new technology to enable digital workforce management, asset management, and construction work management capabilities across Massachusetts. This reduces paper and manual work and enables better decision-making in asset investments.

With the initiation of the Rapid Results Office within the US Customer Organization, we have focused on improving customer experience by inviting all colleagues to engage with a 'Find It & Fix It' process. We launched new ways for our customers to seamlessly pay their bill through four popular pay services.

Grow our organisational capability

Our LTIFR was 0.083 against a Group target of less than 0.10.

Launched in spring 2023, our state-wide Strategic Workforce Development Program partners with educational institutions and non-profit organisations to provide trainees from historically under-represented groups with career exposure, development and employment opportunities within National Grid and the greater clean energy industry through our suite of four clean energy academies. We have hired almost 70 graduates of our programmes who are now working across the business.

Empower colleagues for great performance

Colleagues in the region surpassed our yearly Grid for Good goal with nearly 19,000 volunteer hours in 2023/24, which delivers a positive impact and builds engagement with the communities we serve.

We donated nearly $500,000 to three branches of the United Way and the Good Neighbor Energy Fund to help our customers. This significant donation is supplemental to our Customer Savings Events, where customers meet with National Grid representatives in-person to find out about opportunities to reduce energy use, sign up for balanced billing options, and check if they qualify for energy bill discounts.

Our top priority is to ensure our colleagues return home from work in the same condition in which they arrived. Sadly, in December 2023, a colleague and a police officer assigned to support our worksite, died from injuries sustained after being struck by a vehicle driven by a member of the public in Waltham, Massachusetts. We recognise the exceptional aspects of this traumatic incident, which was out of our control, but offered support through our Employee Assistance Programme and with in-person memorial events that recognised the outstanding contribution of these two individuals and the heroic efforts of the three surviving crew members.

Looking ahead

We continue to deploy FLISR technology to improve reliability. By 2030, the proposed ESMP investments will facilitate up to 492,000 additional EVs; support an incremental 1 GW; enable up to 84,000 additional electric heat pumps; and; create almost 4,000 new jobs and $0.5 billion incremental economic activity. In our gas business, we plan to continue our progress in our Leak-Prone Pipe replacement programme, increasing our use of low-dig technologies like CISBOT, while progressing our learnings in Integrated Energy Planning.

34 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

5 New York



During our Project C Week of Service, more than 2,000 company employee volunteers engaged in 200 events taking place across New York.

Highlights

Our New York business continues to perform well and achieve positive growth in its service to more than 4 million customers. As we progress toward a smarter, stronger, cleaner energy network, decarbonising our networks remains a priority for our New York business. In April, we filed a Joint Proposal with New York Public Service Commission (NYPSC) staff for a three-year rate settlement for our downstate gas distribution businesses, KEDNY and KEDLI. This will fund investment that will significantly reduce system leaks and associated emissions.

Enable the energy transition for all

In 2023, we awarded $11.4 million in economic development funds to support projects across Western New York, including the construction of the first North American facility that will produce clean, carbon-free hydrogen. Funds will also support an on-site lithium battery storage device, providing a greener backup power alternative for the Buffalo Niagara Medical Campus.

We have facilitated over a dozen customer requests to produce and interconnect about 10 million dekatherms per year of RNG. This amount of RNG would be equivalent to meeting the annual demand of approximately 80,000 homes in the northeast that use natural gas for heating or displacing nearly 53,000 metric tonnes of CO_2 emissions.

Across our New York business, we continued with gas safety and reliability investments including the replacement of approximately 206 miles (332 kilometres) of leak prone pipe in calendar year 2023.

Deliver for our customers efficiently

As part of our Group-wide efficiency programme, the New York business delivered £177 million of savings over the last three years, with £48 million reached in 2023/24. This has helped reduce cost pressures on our customers for over three years.

During the year, New York Electric Operations prepared 49 times for storms and severe weather, including 13 major storm events. Where our service territories have been impacted by storm activity this year, we achieved an electricity restoration rate of 95% for our customers within 12 hours, which was a total of around 1.4 million customers.

Our safety-first culture is assisted by cutting edge technology. Urbint, an AI-powered tool is deployed on our gas pipeline and LNG construction projects. This tool gives us the ability to assess field activities, identify hazards and direct controls. Many of our Gas Complex Construction Supervisors work with Urbint to calibrate the application's risk engine and safety science, ensuring it is easier for supervisors in the field to identify hazards and where to focus their time, reducing the amount of time they spend filling out daily inspection reports.

Recently, the New York and New England Gas Complex Capital Construction teams had the distinct honour of receiving the Research and Innovation Award at the American Gas Association Operations Conference. National Grid won this award for pioneering the use of science to assess risk and enhance safety.

In March 2024, the NYPSC approved a $1.7 million financial settlement for enhanced safety measures and training at the Greenpoint liquid natural gas (LNG) facility in Brooklyn following a gas incident in 2022. At National Grid, we maintain rigorous safety protocols for all facilities serving our customers, communities, and employees. This settlement reinforces our commitment to continuous improvement when it comes to health and safety.

Grow our organisational capability

Our LTIFR was 0.054 against a Group target of less than 0.10.

Our New York Future of Electric Networks plan includes enabling over 4,000 EV charging ports, connecting 190+ MW of incremental DER and developing and starting plan implementation to streamline this, local sourcing requirement and EV interconnection processes.

We are working in partnership with the US Department of Defense to provide career training for members of the armed forces transitioning from active military service, we made our first hire, a former Navy submarine officer.

We hosted a second Gas Decarbonization Summit to discuss opportunities and challenges that come with transforming the US gas business and deliver on our clean energy ambitions.

Empower colleagues for great performance

National Grid's Project C community commitment initiative marked its third year by expanding the Company's annual day of service to a week. More than 2,000 company employee volunteers engaged in 200 events across New York. Since launching Project C in September 2021, National Grid has supported 100,000 local businesses, launched 1,000 community partnerships, planted or donated 2,300 trees, adopted 60 parks, and trained 3,400 workers to grow the clean energy workforce. Additionally, employees have volunteered more than 28,000 hours in their New York communities.

Looking ahead

We plan to invest approximately $4 billion to transform our energy delivery system and propel economic growth across Upstate New York, over the next six years. The Upstate Upgrade is a collection of transmission enhancement projects to deliver a smarter, stronger, cleaner energy grid to support a more resilient energy network. We are embarking on more than 70 projects through 2030 that will generate thousands of new jobs and more than a billion dollars in additional economic growth, while ensuring the energy grid is able to meet customers' growing demand for electricity. We will construct or rebuild more than 1,000 miles of transmission line, 45 substations and install new technologies that prevent load loss, monitor load fluctuations and resolve congestion. Additionally, this upgrade will protect the transmission grid against the increasing threat of extreme weather.

We are transforming our electric networks with more reliable and resilient energy solutions to meet state climate goals and reduce GHG emissions by keeping affordability, equity and ease of doing business at the forefront, and providing our customers with more choice and control over their energy usage. We remain on track to file new rates for NIMO before summer this calendar year.

35 National Grid plc Annual Report and Accounts 2023/24

Our business units continued

6 National Grid Ventures



The CAP 25 project at Grain LNG, the Isle of Grain terminal in Kent, will enable the site to continue to play its critical role in energy security.

Highlights

NGV is focused on competitive markets and operates a broad mix of energy assets and businesses in the UK and US. Its portfolio includes electricity interconnectors, competitive transmission, wind and solar power generation, LNG storage and regasification, battery storage, and conventional generation. The businesses continued to perform well in 2023/24, with improved operational availability and a number of newly commissioned assets in our interconnector and LNG businesses.

In the UK, Viking Link, a 475 mile (765 kilometre) interconnector between the UK and Denmark came online in December with capacity to supply green energy for up to 2.5 million UK homes. We now currently have six interconnectors in operation, with a capacity of 7.8 GW connecting the UK with France, the Netherlands, Belgium, Denmark, and Norway. Overall, availability has increased following IFA1's return to service and improved availability on NSL. Our BritNed and NEMO interconnectors have performed well with availability reaching 98.3% and 96.8% respectively. IFA2 strong auctions results helped to offset lower availability of 71.2% following a cable fault outage and in its second full year of operation, NSL has performed well at full operational capacity, and availability of 95.9% across the year.

In the US, in May 2023 we commissioned our new Fields Point Liquefier at our Providence LNG facility, expanding its operating capacity to serve customers across Massachusetts.

Community Offshore Wind continues to work with key stakeholders in New York and New Jersey to develop offshore wind by responding to ongoing solicitations. In October 2023, Community Offshore Wind and two other developers received provisional awards with offtake contracts in New York. In April 2024, the New York State Energy Research and Development Authority (NYSERDA) announced that no final awards would be made to the provisional awardees of New York's third offshore wind solicitation due to an inability of developers to agree to contract terms with their manufacturing partners. The New York Governor subsequently announced a path forward for New York's offshore wind industry, including a supportive manufacturing and logistics Request for Proposals to grow the domestic supply chain in New York and a Request for Information to inform future development for the state's fifth offshore wind solicitation.

Enable the energy transition for all

National Grid Renewables took final investment decisions on an additional 642 MW of solar developments in the year and have begun construction on a number of new solar projects including the Unbridled project in Kentucky, and Wild Springs project in South Dakota. In Ohio, the Amazon Yellowbud solar farm commenced commercial operation. In June 2023, NGV's joint venture NY Transco's Propel NY Energy electric transmission project was selected by the NYISO to help connect the future expansion of offshore wind capacity to the transmission network.

In 2022, Ofgem opened an Offshore Hybrid Assets (OHA) pilot seeking to work with selected developers on establishing an investible regime. The two projects in the Ofgem OHA pilot are LionLink and Nautilus, both NGV projects. In 2023, Ofgem granted a 'minded-to-approve' decision for LionLink, but Nautilus did not receive a 'minded-to-approve' decision, with one of the main reasons cited by Ofgem being high estimated constraint costs associated with the project. NGV continues to work with its partners to address Ofgem's concerns and agree to a new OHA framework. We expect Ofgem to make a final decision on LionLink, Nautilus and the OHA regime parameters in the second half of calendar year 2024.

Deliver for our customers efficiently

In the UK, Grain LNG's CAP 25 project is expanding capacity and enhancing infrastructure, enabling it to supply up to 33% of UK gas demand. The new storage tank with capacity of 190,000 m^3 achieved significant milestones throughout 2023 and has created more than 800 jobs during construction. In February 2024, Grain LNG announced additional capacity agreements with Sonatrach and Venture Global.

Grow our organisational capability

Our LTIFR was 0.199 against a Group target of less than 0.10.

NGV continues to develop its workforce and business via new technology, capabilities and skills, increasing our headcount from 1,140 to 1,548 with expansion of its operational footprint, in addition to incorporating National Grid Renewables into the overall headcount.

Empower colleagues for great performance

NGV encourages everyone to speak out about safety, with an emphasis on reporting at all levels. In the latest Grid:voice survey, 93% of colleagues said their manager encourages them to talk openly about safety. In 2023, NGV launched a series of wellbeing events. Grain LNG is leading the way in external advocacy of mental health and wellbeing matters. National Grid Renewables received recognition for its excellence in workplace safety and health during the 2023 Minnesota Safety and Health Conference.

Looking ahead

Going forward, NGV will focus on interconnectors, including offshore hybrid assets, in the UK, and competitive electricity transmission projects in the US.

As part of evolving our strategy to focus on networks and streamlining our business on 23 May 2024, we will be announcing the sale of Grain LNG and National Grid Renewables.

7 Other activities

Highlights

Other activities primarily relate to National Grid Partners, the corporate investment and innovation arm of National Grid, as well as UK property, insurance and corporate activities. In UK Land and Property, we continue to make good progress with the divestment of the surplus property portfolio. In this fiscal year, we completed the sale of 30 sites and delivered £30 million profit.

In 2023/24, National Grid Partners invested more than $50 million in start-ups, including four new portfolio companies and 12 follow-on rounds. It now invests in 46 companies and four limited partner investments in strategic venture funds.

36 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Our commitment to being a responsible business

Our first Responsible Business Charter (RBC) was launched over three years ago. In September 2023, we refreshed our RBC to ensure we remain focused on the topics that are material to us and our stakeholders, keep pace with the external market and align to our portfolio so we can deliver on our commitments.

Defining our ESG material topics

Materiality is a principle that helps determine which responsible business issues are material to our business and essential for us to embed in our strategy. It is these material topics that we have embedded into our RBC and what we report on annually through our Responsible Business Report (RBR). Through this process, we can ensure that the issues we report on are significant, relevant to our stakeholders and that our reporting reflects their relative priority.

Our last full ESG materiality assessment was completed in December 2022 in accordance with the Global Reporting Initiative's (GRI) 2021 standard on materiality (GRI3). This assessment was performed on a double materiality basis (assessing materiality from both an impact and financial perspective) and followed a three-stage process where we:

1. Defined our material topics with our stakeholders to gather perspectives and assess both the positive and negative impacts on the economy, environment, people and human rights;

2. Assessed the importance and prioritisation of each ESG topic; and

3. Validated and confirmed the results with senior management and subject matter experts to inform our sustainability reporting process.

The table on the right shows our top six material topics and how they align to our RBC commitments. Further insight into our materiality process can be found in our RBR which will be published in due course.

Our Responsible Business Charter

Our RBC outlines our commitments to responsible business across three pillars; our environment, our customers and communities and our people. These pillars are built on our responsible business fundamentals, which include governance and activities that are essential to our business every day.



You can find the RBC here, which provides more details on our commitments.

1	1	**GHG emissions** Achieve net zero by 2050.
2	2	**Decarbonisation and clean energy transition** Investing in the decarbonisation of the future of energy to achieve net zero by 2050 for Scope 1, 2 and 3 emissions.
3	1	**Affordability** Support an affordable energy transition – report on the benefits provided as a direct result of our community support, including financial assistance, advice and energy efficiency.
4	3	**Natural capital and biodiversity** Restore the natural environment by 10% on the land we manage in the UK and preserve the natural environment in the land we manage in the US.
5	1	**Network reliability** To safely, reliably and efficiently connect millions of people to the energy they use.
6	1	**DEI** Create an inclusive culture, where it is safe to speak up and where our colleagues' voices are heard and understood.


Scale of dots is representative of topics with an increased financial materiality.
GHG emissions
Affordability
Skills and employability
Health and safety
Natural capital and biodiversity
Social impact
Supply chain engagement
Network reliability
Workforce development
Diversity, equity and inclusion
Customer satisfaction
Waste
Decarbonisation and clean energy transition
Adaptation
Digitalisation and innovative technology
Cyber security and data protection
Water consumption and water environment quality
Compliance and ethics
Culture
Importance to stakeholders
Importance to the business (management)
Lower priority
Higher priority

37 National Grid plc Annual Report and Accounts 2023/24

Our commitment to being a responsible business continued

Our environment

11.8%

Reduction in Scope 1 and 2 emissions against our baseline

0.8%

Increase in Scope 3 emissions against our baseline

24.7%

Reduction in SF_6 against our baseline

While continuing to manage our environmental performance responsibly, we have recognised the need to transition to a clean energy system, to achieve net zero by 2050 for our Scope 1, 2 and 3 emissions, and continue to improve the biodiversity of land that we own.

This year, we have refreshed our Climate Transition Plan (CTP) to incorporate our revised near-term greenhouse gas (GHG) emissions reduction targets that align with the 1.5°C pathway in our RBC and the publication of the UK Government's Transition Plan Taskforce (TPT) disclosure guidance released in October 2023. (See page 46).

Our environmental data for this year shows a 11.8% reduction against our baseline in our Scope 1 and 2 emissions from power generation and electricity network losses as we continue to decarbonise our network. Our value chain Scope 3 emissions have increased by 0.8% against our baseline.

The increase against our Scope 3 emissions and our SBTi target is principally driven by emissions linked to our higher annual spend in relation to purchased goods and services (including capital investment) within our supply chain, with the bulk of these emissions coming from resource-intensive activities associated with constructing new energy infrastructure.

We have reduced SF_6 emissions caused by leaks from our equipment by 24.7% against our baseline and have continued to focus on the development of alternative gases to SF_6.

We aim to protect our natural environment. In our UK Electricity Transmission business, we achieved a 3.2% improvement in environmental value resulting in a 7.8% overall improvement on our baseline.

In the US, we focus on preservation of natural lands that we own and manage rather than restoration. We have implemented various initiatives to achieve this, including the protection of rare, threatened, and endangered species, habitat preservation, and integrated vegetation management efforts.

We are investing in the decarbonisation of the future of energy. We have delivered another record year of capital investment, we also reached a higher proportion of green capital expenditure. In 2023/24 around 78% (£6.0 billion) of our Group's capital expenditure aligned with EU Taxonomy principles for sustainable investment, compared to 75% (£5.6 billion) in the previous year.

These infrastructure investments support our network jurisdictions in achieving net zero goals and we remain to track on meet and exceed £32 billion of green capital investment over the period 2021/22 to 2025/26.

We are adapting to a changing climate
Our approach to climate resilience, and addressing risks arising from global warming impacts, is outlined in our Taskforce for Climate-related Financial Disclosure (TCFD) on pages 44 – 58.

We continue to use resources responsibly. Internally we have developed a water quality standard and received a positive B-score from our CDP water disclosure. Our water consumption relates almost entirely to use for generation cooling purposes and abstracted water is not altered other than being slightly warmed by the process. This year, 1,139 million cubic metres were withdrawn.

While we do not have a specific target for waste generated, we do, however, ensure waste is disposed of with appropriate environmental permits and compliant with regulatory standards.

Further details on our progress against our environmental commitments can be found in our 2023/24 RBR and CTP which will be published in due course.


What's a
strong breeze
got to do with
a strong brow
?
nationalgrid

In April 2023, we launched The Great Grid Upgrade national campaign.

38 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Our customers and communities

18,907

People provided with meaningful skill development

77,918

Number of colleague volunteering hours

While we work to achieve net zero and deliver a clean and affordable energy system, we must also work to deliver that fairly, equitably and 'justly'. We must do this while still considering our role in developing, operating and maintaining critical national infrastructure.

Being a responsible business means easing the pressure on our customers and communities through activities such as mobilising hardship funds and energy efficiency measures that deliver real benefits to households. In the UK and US, this year, with the support of our charity partners, we continued to provide financial support to those severely affected by rising energy costs through our Energy Support Fund. This winter, our UK partners received £19.7 million, while our US partners received $1.8 million to help some of the hardest hit households.

We continue to promote social mobility in the communities we serve, with a focus on those with lower incomes. We have developed new and longstanding partnerships with registered charities, not for profit organisations, social enterprises, educators, and our supply chain. These collaborations aim to develop the future workforce that will drive the energy transition. We provide access to skills development, employability programmes and STEM education to create a more diverse range of employability opportunities across our sector. Through these initiatives, we aim to accelerate social mobility in the communities we serve.

In the UK, Grid for Good, is a community investment programme that aims to connect young people, between the ages of 16-25, with upskilling and job opportunities in the energy industry. In the US, we work with communities through Grid for Good and Project C, a community investment programme which aims to inspire positive change and create a positive impact on neighbourhoods and communities in New York. As of 31 March 2024, 18,907 people have been positively impacted through these two programmes.

We provide opportunities for our employees to engage directly in our communities through volunteering, working with many partner organisations to make a difference.

Our colleagues have volunteered 77,918 hours supporting many great causes.

We exist to serve our customers and communities with the energy they need for life. We continue to work with regulators to reduce the impact on customer bills and act on feedback we receive to improve customer service to ensure we provide a safe, reliable and affordable service that will enable a good customer experience. This year, our customer satisfaction scores are generally positive, however our Trust Advice score dropped to 55.8%, just below our target of 56.7%. We recognise the need for further support in the US, particularly for customers facing higher energy bills.

Further details on our progress against our customers and communities' commitments can be found in our 2023/24 RBR which will be published in due course.

US customer engagement.


31964
nationalgrid
KBY-5017

39 National Grid plc Annual Report and Accounts 2023/24

Our commitment to being a responsible business continued

Our people

17.6%

Ethnic diversity of our management population

90%

feel respected by their managers

We continue to ensure our people are kept safe and healthy, and that work conditions meet their expectations. We are stepping up our efforts in relation to diversity and inclusion – focusing on fairness in pay and opportunity, transparency and training.

As our workforce increases, **we need to invest in our people and build the skills needed to deliver on our clean energy future** and help our employees to learn and grow with us so we can tackle the challenges ahead.

Our global technical training programmes are delivered in the UK and US, at one of our nine training centres. This year, our colleagues completed 1,607,512 training hours – approximately 7 training days per employee.

Our continued vision is to build and develop an inclusive culture and a diverse workforce. We have invested in HR technology, implementing a strategic sourcing structure to drive proactive sourcing, creating a best-in-industry candidate experience and creating recruitment practices that drive diversity, equity and inclusion (DEI) outcomes that reflect the customers and communities we serve.

We continue to create an inclusive culture, where it is safe to speak up and where our colleagues' voices are heard and understood. Our employee engagement survey, Grid:voice, serves as our primary tool for gauging colleague inclusion. This year we are encouraged to see that 90% of colleagues who responded feel they are treated with respect by their manager, (this is 2% more than general industry norm), 80% feel they are able to be themselves at work, 78% feel like they belong at National Grid and 71% feel where they work it is Safe to Say what they think.

To support the creation of an inclusive culture, we provide a global DEI curriculum to actively engage all people managers, offering a range of monthly educational opportunities. In 2024, we provided 834 hours of DEI learning, conducting 33 instructor-led classes covering 7 diverse topics, and trained a total of 556 attendees across the organisation.

In addition, our Employee Resource Groups (ERGs) play a vital role in creating a sense of community, fostering an inclusive environment where individuals can be their authentic selves.

We aim to lead the industry on colleague health and wellbeing. Being a responsible business is about prioritising and managing the health and wellbeing of our people. In 2023, we launched our Thriving Together Ambition which provides a framework for creating a thriving work environment across our organisation. The aim is to empower our colleagues to prioritise their health and wellbeing through healthy habits and by accessing available resources when needed. By doing so, we can foster an environment where we all thrive together.

We ensure all colleagues receive fair and equitable pay, regardless of location, gender, ethnicity or disability. We review gender and ethnicity pay gaps annually. In the UK, we remain an accredited Living Wage Foundation employer demonstrating that we go beyond the Living Wage requirements, this commitment extends to our contractors. We also provide a range of competitive benefits to our colleagues, including shared parental arrangements that go beyond statutory minimums.

In the US, all colleagues are paid above the statutory minimum and over the last year we have improved our base gender and ethnicity pay gaps. We aim to develop a diverse workforce representative of our communities and drive down pay gaps further.

In addition, our policy also ensures that individuals identifying as having a disability receive fair consideration for all vacancies, with reasonable accommodations and additional resources provided whenever feasible. We are dedicated to equal opportunities in recruitment, training, promotion and career development for all our colleagues, including those with disabilities.

Further details can be found in our 2023/24 RBR which will be published in due course

Gender demographic as at 31 March 2024[1]



	Our Board[2]		Senior management[3]		Whole Company[3]	
	Male	Female	Male	Female	Male	Female
Number	7	4	96	62	23,684	7,741
%	63.6%	36.4%	60.8%	39.2%	75.4%	24.6%
Total	Total 11		Total 158		Total 31,425	

Gender demographic table footnotes

1. We have included information relating to subsidiary directors, in accordance with the Companies Act 2006 (Strategic Report and Directors' Report) Regulations 2013. 'Senior management' is defined as those managers who are at the same level, or one level below, the Group Executive Committee. It also includes those who are Directors of subsidiaries where we have a majority interest, or who have responsibility for planning, directing or controlling the activities of the Group, or a strategically significant part of the Group, and are employees of the Group.
2. 'Board' refers to members as defined on the Company website.
3. In scope are active, permanent employees. Out of scope are non-employees, temporary staff and interns.

40

National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Responsible business fundamentals

99.9%
network reliability

97%
of colleagues completed Code of Ethics training

We continue to invest in infrastructure and advance new technologies and innovations that benefit our customers and society. We will ensure appropriate governance is in place to deliver on our responsible business commitments. We will monitor security and risk, including both cyber and physical. We will maintain the highest standards of ethical conduct, respecting human rights and promoting decent working conditions and fair pay. Our suppliers will be treated fairly and promptly. We will engage in developing responsible business practices with our stakeholders and wider industry.

We are committed to safely, reliably and efficiently connecting millions of people to the energy they use. Keeping ourselves and each other safe is core to our values at National Grid. Our safety ambition is always to do the right thing regarding safety by demonstrating safe behaviours. Stand up for Safety aims to align everyone behind the Company-wide safe to principles of: Safe to Say, Safe Choices, Safe to Stop and Safe to Learn. These are the behaviours we want to see in all our colleagues as they undertake their everyday actions.

We are building resilience into our operations across networks and the business through various activities such as: digitising our Business Continuity Programme; testing advanced automated technology to restore customers more quickly and developing IT and digital resilience. This year we have maintained reliability at over 99.9% across our networks.

We continue to influence our supply chain to operate as responsible businesses. During the procurement assessment process, our suppliers must adhere to our Supplier Code of Conduct as a minimum standard. This Code sets out our expectations, values and principles as a responsible business and covers topics from wages to environmental strategies.

We prioritise prompt payment to our suppliers, recognising the importance of cash flow. We strictly adhere to the agreed payment terms set out in contracts or purchase orders, understanding that timely payment is crucial for their financial health and operational sustainability.

We will ensure we maintain the highest standards of ethical conduct. We regard the potential for bribery and corruption as a significant risk to the business and have established policies and governance that set and monitor our approach to preventing financial crimes, fraud, bribery and corruption, including our Code of Ethics. We have a Group-wide framework of controls designed to prevent and detect bribery. Our Code of Ethics sets out the standards and behaviours we expect from all employees to meet our values of 'do the right thing', 'find a better way' and 'make it happen', and is governed by our executive Group ERCC.

To ensure compliance with the UK Bribery Act 2010 and other relevant legislation, we undertake a fraud and bribery risk assessment across the Company on an annual basis to identify higher-risk areas (such as system access controls, supplier fraud and potential conflicts of interest) and make sure adequate policies – such as our Anti-Financial Crimes Policy, which applies to all colleagues and those working on our behalf - and procedures are in place to address them. Ethics and Business Conduct reports are discussed quarterly at the ERCC and twice a year at Audit & Risk Committee. Serious issues that meet our escalation criteria are reported in line with our escalation process through the Global Chief Engineer & Chief Risk Officer, Group General Counsel & Company Secretary, Audit & Risk Committee and the Board as appropriate. All cases are investigated promptly and where appropriate, acted upon, including ensuring any lessons learnt are communicated across the business.

Human rights

We promote and incorporate respect for human rights in our employment practices and values, which are integral to our Code of Ethics, to maintain our reputation as an ethical company that stakeholders want to do business with and employees want to work for.

In 2023, we introduced a separate Human Rights Policy to hold ourselves accountable to respect the rights of our workforce, our value chain and those impacted by our operations while providing a safe, secure and inclusive work environment. Further details are on page 239 of this report.

We also publish an annual Modern Slavery Statement, outlining our approach to mitigating the risk of modern slavery in our business and supply chain.

We remain committed to being a compliant and ethical business in everything we do. We maintain high standards of compliance and have established rigorous internal incident categories to drive the right behaviours and facilitate learning.

We continue to invest in developing technologies and innovations that benefit our customers and wider society. This year, National Grid Partners invested $20 million (£15.9 million) in three new startups: ev.energy, HELIXintel and Modern Hydrogen. All these companies are helping our customers to drive the energy transition. More than 80% of our National Grid Partners' portfolio engages with our business units to make our energy networks smarter, safer and greener.

We continue to ensure we have appropriate governance in place to deliver on our responsible business commitments. With the support of our Board and five sub-committees we are provided with strategic direction, objectives, purpose, values, culture and a governance structure to achieve long-term success and deliver sustainable shareholder value.

For further information on the role and responsibilities of the Board and Committees please refer to page 76 of the ARA.

Whistleblowing

We operate a confidential internal helpline and an external 'Speak-up' helpline that is always available, in all the regions where we operate for individuals to raise concerns about breaches of the Code of Ethics. In addition to refreshing our Code of Ethics in March 2024, we published a new 'Speak-up' policy which set out how we will protect anonymity, support and protect whistleblowers and our zero-tolerance approach towards any form of retaliation. During 2023/24 97% of colleagues completed Code of Ethics training. Further details on whistleblowing is discussed by the Audit & Risk Committee, see page 93.

We continue to ensure security and risks, both cyber and physical are appropriately monitored. Our focus is on prioritising cyber security and data protection through the implementation of effective solutions. This includes managing vulnerabilities, ensuring compliance with regulatory requirements, and fulfilling reporting obligations. We enforce data protection controls to comply with relevant privacy laws and standards. This includes implementing measures like strong passwords, regular software updates and providing employee training on best practices.

We are committed to working with stakeholders and the wider industry to champion responsible business practices and advocate for action. Our approach will be outlined in our Responsible Business Report on stakeholder engagement, international engagement and responsible political lobbying.

41 National Grid plc Annual Report and Accounts 2023/24

Our stakeholders

Effective stakeholder engagement is key to the creation and successful achievement of the Group's long-term strategy.

How we engage

We engage with our broad and diverse stakeholder population at all levels of the Company. Engagement is led by the most appropriate colleagues, meaning engagement with key senior stakeholders is carried out by management teams across the business. Our Directors also engage with their stakeholders on a regular basis. To ensure we can act on what we hear through our engagement activities and to inform decision making, reporting mechanisms are in place to enable a flow of information from our stakeholders to the Board and its Committees.

In addition, an overview of business-level engagement and outcomes is regularly reported to the Board or appropriate Committees. The cadence and content of these reports to the Board are considered bi-annually as part of the forward business review by the Chair, Chief Executive and Group General Counsel & Company Secretary, to ensure sufficient consideration is given to pertinent matters and affected stakeholders and colleagues from across the business during the year.

Further reading

Section 172(1) Statement

- Pages 82 – 83 comprise our Section 172(1) Statement.

The following should also be read in conjunction with this statement:

- Pages 80 – 81 set out key matters considered by the Board during the year.
- Pages 85 – 86 describe the Board's workforce engagement strategy.

	Customers	Investors
Overview	Customers are the heart of our business. Regular and effective engagement with them is key to us delivering what they need and expect from us, from large-scale connections in support of net zero, to domestic connections in homes and businesses within the communities we serve.	We engage with both equity and debt investors around strategy and performance, to keep them informed and to enable us to be held to account. They play a vital role in enabling us to deliver the investment required for a clean, fair and affordable energy future.
Interests	Our customer base is broad and their interests are wide-ranging. All, however, expect efficient and reliable service, and transparency and fairness in how we work with them. They expect us to understand them and their challenges, and how our activities can impact their lives and businesses.	Investors are interested in our financial and operational performance, which act as key indicators of our ability to provide attractive returns and credit worthiness. There is also increased interest in our responsible business commitments and reporting to provide assurance that investments are sustainable, ethical and responsible.
Engagement	In addition to ongoing day-to-day engagement in relation to customer accounts and connection projects, our senior leaders regularly meet customers to discuss strategic priorities and to invite feedback on our plans. This year, our customer engagement has focused on topics including social obligations, affordability and the transition to clean energy, through customer panels, community board meetings, chamber meetings and one-to-one meetings with customers and community groups.	In addition to regular engagement via our Investor Relations team and senior management, we held key events across the year including: • financial results presentations, roadshows and our hybrid AGM (see page 86), deal-specific debt engagement for select bond issuances during the year; • a UK ED event focused on integration into the Group and future investment plans; and • our Responsible Business webinar, where our Chief Executive, Chief Sustainability Officer and New York President covered our ESG performance and launched our new RBC.
Outcomes	Engagement with UK customers has helped identify fundamental change needed within the connections landscape and is driving our short-term work to support customer needs, and the wider regulatory reform needed to enable net zero. It also feeds into our Major Connections Strategy for RIIO-ED2. In the US, new enrolments in energy products, account solutions, and adoption of new digital channels are a direct result of the efforts made to engage our residential and commercial customers. Our engagement has also increased our visibility in local communities, enabling more meaningful interactions on affordability and clean energy technology options.	Our continued investor engagement throughout 2023/24 has helped investors better understand our investment case and has provided visibility on our strategy, performance and financial strength.

42 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Colleagues	Suppliers and contractors	Communities and governments	Regulators
We listen to and engage extensively with our colleagues through a number of channels and processes. This enables us to understand their needs and requirements and build a culture that will help to drive our performance, shape our plans and develop a skilled and motivated workforce.	Engagement with this group of stakeholders – listening to their ideas and working in partnership – is important to help us collectively find better and more innovative ways of delivering our commitments. We engage both strategically and tactically across a range of topics and projects.	We exist to provide our communities with the energy they need. We work closely with state, federal, national, local and European governments to create the regulatory and policy frameworks required to deliver today's energy needs and to support a clean, fair and affordable transition to net zero.	We engage with our regulators on an almost daily basis, whether on rate cases in the US and price controls in the UK, or to help set policy and shape future regulatory frameworks that allow our customers, stakeholders and ourselves to meet objectives. We also regularly engage with regulators who oversee remediation activities associated with historic environmental remediation obligations in the US.
Colleague interests are wide-ranging. They have an obvious interest in company performance and what this means for them individually, but also want to understand, and play a part in shaping our role in the industry and broader energy transition.	In addition to day-to-day commercial interests, our suppliers and contractors would like greater forward visibility and contractual commitment over a longer horizon to help them develop skills, build capacity and support innovation to meet our needs, often with a focus on sustainability and what the collective path to net zero looks like.	Our communities need us to deliver energy security, reliably and affordably, whilst minimising the impact our operations have on them. Communities and government are focused on the cost of living, economic recovery and ensuring a fair transition to net zero.	Our regulators' interests are based around a common theme, whether UK or US, state or federal – to protect the interests of customers and to ensure affordable, safe, secure and reliable access to the energy we provide, whilst protecting the natural environment.
We have had an extensive programme of colleague engagement over the past year via regular live webcasts with our Chief Executive, a programme of leadership visits out to our field and operational sites, Grid:home, email, Viva Engage (internal social media network), interaction with our many Employee Resource Groups (ERGs) and our twice yearly employee engagement survey, Grid:voice. These channels provide colleagues with information and a chance for two-way dialogue. The Board receives regular updates on employee matters via the Chief Executive and Chief People Officer. We also engage regularly with colleagues through their representatives in various trade unions in both the UK and US on a range of matters, including pay and terms and conditions of employment.	We engage extensively and often with our supply chain in the course of our business. We also have structured quarterly engagement with strategic suppliers and contractors, complemented by Executive sponsored senior-level engagements to foster collaboration and discuss strategic issues facing the sector. In the past year, our engagement has included: • an Engineering, Procurement, Construction Contractor Forum and one-to-one engagement to discuss ways to develop capacity at local and regional levels; • engagement through the Supply Chain Sustainability School (UK) and Sustainable Supply Chain Alliance (US); • alignment of UK Supply Chain Policy position to inform government and Ofgem on changes required for connecting offshore wind; and • involvement in the Procurement Skills Accord (part of Energy & Utility Skills) and Utilities Against Slavery.	In both the UK and US, we engage with community stakeholders, government officials and members of the public to understand what 'fair' means and how it should shape our plans. We also engage extensively as part of our major projects planning consultations. Our government engagement includes executive-level advocacy to enable policy to achieve net zero, plus engagement via bilateral meetings, round tables, Select Committee participation, and government forums.	Engagement with regulators in both the UK and US is frequent and comprehensive. In New York and New England, we work with state regulators to set strategy and achieve positive financial and policy outcomes to meet customer priorities and deliver shareholder value. This has included semi-annual updates to the NYPSC Chair and Commissioners by our New York President. In Massachusetts, our President engages regularly with the MADPU Chairman, Commissioners and senior staff. We also have regular engagement with the FERC and its staff, as well as the Environmental Protection Agency and New York State Department of Environmental Conservation. In the UK, our engagement through bi-laterals, round tables, workshops and site visits has included finalising UK ED's price control and helping to shape Ofgem's new ASTI framework.
This year, 78% of colleagues took part in our Grid:voice survey, with an employee engagement index score of 81% favourable. This was unchanged from the previous year but remains four points higher than external benchmarks. Our ERGs play a key role in helping us to achieve our DEI aspirations whilst providing a sense of community to help everyone feel comfortable to bring their whole selves to work. We have 16 highly active and visible ERGs; eight in the US, four in the UK and four global. Our ERG membership now stands at close to 9,000 unique members.	Our engagement has ensured our supply chain has an understanding of the key themes and priorities related to our business, and that they are able to provide input across a range of initiatives, allowing us to work with them to manage continuity of supply in the shorter term and shape our approach to future challenges, such as the acceleration of network investment for net zero. Aligned to this, we have committed work to the supply chain valued at £4.5 billion through the Great Grid Partnership, which will secure the capacity to deliver an initial nine onshore ASTI projects to provide a long-term market signal for low-carbon solutions.	Our engagement is informing our plans for how to deliver a fair transition. This year, our community investment and workforce development activities have played an important role in supporting economic growth and upskilling of communities through our outreach programmes, focusing on areas experiencing the highest levels of socio-economic disadvantage. Community engagement also continues to be a critical enabler for progression of new infrastructure projects. We have helped shape legislation, including the US Inflation Reduction Act and UK Energy Act, and have ensured the development of network infrastructure is recognised as a key enabler of net zero.	Our engagement has led to a range of positive outcomes in the past year, including filing of a Joint Proposal with NYPSC for a three-year rate settlement at our downstate gas distribution businesses, KEDNY and KEDLI (see page 224).

43 National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related Financial Disclosures (TCFD)

At National Grid, we recognise that addressing climate change is the defining challenge of the 21st century. Our networks and operations play a central role in the transition of the energy system in the jurisdictions where we operate. We are supportive of the Paris Agreement's long-term goal to keep the rise in global average temperature by 2100 to well below 2°C above pre-industrial levels, and to pursue efforts to limit the increase to 1.5°C.

We have supported the recommendations of the TCFD since its initial publication. The framework, which helps us understand the impact of climate change on our business, has benefitted us directly by: shaping our governance structure to effectively oversee risks and opportunities; aligning our business strategy to identify and seize transitional opportunities; developing values of sustainability in our corporate culture; and embedding climate change into our risk management framework, which has engaged our lines of defence to manage the associated risks.

In this year's disclosure we have fully complied with the FCA Listing Rule 9.8.6R(8). Our climate-related financial disclosures are considered to be consistent with the TCFD's four recommendations and 11 recommended disclosures, as illustrated in the index to the right. In addition, we have also fully complied with the climate-related financial disclosure requirements set out in s.414CA and s.414CB of the Companies Act 2006.

In the following sections, we set out our response to the TCFD's four core recommendations – governance, strategy, risk management, and metrics and targets – in line with the recommendations and guidance described above. We will also be publishing a new Climate Transition Plan in 2024, which sets out the strategic action plans and mechanisms we have in place to realise our net zero commitments.

TCFD index

The following index navigates between our disclosures and the TCFD's recommendations and recommended disclosures:

1. Governance

Disclose the organisation's governance around climate-related risks and opportunities

- Describe the Board's oversight of climate-related risks and opportunities: page 45
- Describe management's role in assessing and managing climate-related risks and opportunities: page 46

2. Strategy

Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning where such information is material

- Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term: pages 53 – 57
- Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning: pages 53 – 57
- Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario: pages 47 – 51

3. Risk management

Disclose how the organisation identifies, assesses and manages climate-related risks

- Describe the organisation's processes for identifying and assessing climate-related risks: page 52
- Describe the organisation's processes for managing climate-related risks: page 52
- Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management: pages 52 – 57

4. Metrics and targets

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material

- Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process: page 57
- Describe Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas emissions, and the related risks: pages 57 – 58
- Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets: page 57

44 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

1. Governance

The Board sets and leads the Company's climate-related strategy and goals and has oversight of climate-related risks and opportunities impacting the Group.

National Grid has four strategic priorities, as set out on pages 16 – 17, one of which is to enable the energy transition for all. Responding to climate change and the transition to net zero is therefore at the heart of our strategy. The Board delegates elements of its responsibility to its various Committees, although retains ultimate responsibility in setting the Company's climate-related strategy and goals.

Members of the Board bring a variety of skills and experience, including expertise in delivering sustainability and climate change strategies. Several members of the Board have specific experience of this, including Martha Wyrsch and Earl Shipp. Martha brings extensive knowledge and experience around climate related issues through her experience as CEO of a major international gas transmission business as well as leading the growth and development of Vestas' renewable energy business in the US. Earl Shipp, Chair of the Safety & Sustainability Committee, through his extensive career in the chemicals industry and his experience as a member of the Federal Reserves Energy Advisory Committee brings to the Board significant safety and project management experience, and knowledge of environmental, sustainability and climate-related issues. See pages 78 – 79 for information on the individual experience of Board members and page 96 for the specific skills attributed to the Board, including sustainability and climate change.

The Board received three updates from the Chair of the Safety & Sustainability Committee in the year to provide an overview of matters discussed at its Committee meetings, including progress against goals and targets for addressing climate-related issues. The Board receives a Chief Executive and Business Update report at each meeting which includes quarterly reporting of climate change metrics such as GHG emission metrics versus target.

The Safety & Sustainability Committee met three times during the financial year to discuss climate-related risks and opportunities. In addition to these formal meetings, a regular dialogue was maintained between the members of the Committee and senior management to enact the Company's climate-related strategy. An enrichment session on climate-related matters, including the adoption of the 1.5°C aligned near-term targets, were held to brief the Committee and other members of the Board on climate-related matters and update on the progress made against climate-related targets. The People & Governance Committee reviewed the composition of the Board and its committees in the year, applying a Board skills matrix to ensure there is an appropriate balance of skills and competencies, including climate change (see page 88).

In September 2023, a joint session was held between the Safety & Sustainability Committee and the Audit & Risk Committee to discuss the ESG reporting landscape and the Group's ESG reporting assurance strategy. It was agreed to start work on a control framework that would enable future reasonable assurance over the reporting of Scope 1 and 2 emissions. It is intended that future joint sessions will be held where it is beneficial to align and facilitate collaboration between the two committees. During the year, the Safety & Sustainability Committee undertook a risk deep dive session on climate change to understand its impact on the Group's strategy. In November 2023, there was a workforce engagement session with members of the sustainability and sustainability reporting teams to discuss our climate transition and external reporting approach.

The remit of the Board and its Committees under our governance framework, as well as the number of times they meet and the climate related issues that were discussed through the year, are set out on pages 76 – 83. Terms of Reference for the Board and its Committees are available at **nationalgrid.com/about-us/corporate-information/corporate-governance**

Board level

Safety & Sustainability Committee	Audit & Risk Committee	Remuneration Committee	People & Governance Committee	Finance Committee
Responsible for assessing and monitoring our environmental sustainability strategy and performance, overseeing progress against our net zero aims and considering potential climate change risks and opportunities	Oversight of our RBR, TCFD disclosures and reporting in line with leading ESG frameworks and the progress of our ESG control and assurance framework	Considers and approves whether and how ESG targets, including Scope 1 and 2 emission reduction targets, are incorporated into our incentive arrangements	Is updated on the leadership skills and capabilities needed in the business to the right people to deliver our net zero ambitions are being attracted and retained	Considers the financial impact of climate factors on our credit metrics and relevant considerations with regards to debt investors, pension and insurance strategy

Executive level

Safety, Health & Sustainability Committee	Reputation & Stakeholder Management Executive Committee	Ethics, Risk and Compliance Committee (ERCC)	Policy and Regulation Committee	Investment Committee
Reviews and manages Group-wide environment tracking/monitoring and the related decisions	Provides oversight of Responsible Business policy development and engagement	Oversees the implementation of the Group's risk management and compliance framework and assessment of climate-related principal risks	Agrees and provides strategic oversight of the Group's climate-related public policy priorities and positions	Has delegated authority to improve investment decisions, including those related to National Grid Renewables

Management level

Finance ESG Centre of Excellence/ Responsible Business team	TCFD working group	Sustainability Implementation Group	Sustainability Steering Group	ESG Steering Group
Sets the Group sustainability reporting strategy and ensures credible and reliable reporting of sustainability data	Oversees progress and publication of our annual TCFD disclosures	Ensures that our RBC commitments and principles are executed and implemented consistently across the Group	Provides oversight of the integration of responsible business into National Grid	Provides strategic oversight and alignment on ESG activities including climate

45 National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related Financial Disclosures (TCFD) continued

Management's role

The Board delegates to management the responsibility for asset investment and maintenance planning, implementation of the net zero strategy and overseeing the development and achievement of commitments and targets in the RBC, including targets related to delivering our CTP. Management is also responsible on a day-to-day basis for the management of climate-related risks and opportunities faced by the Group and for delivering the roadmaps to achieve the net zero strategy set by the Board.

Sustainability-focused roles have been embedded across the Group to ensure that in addition to the top-down focus, there is also a bottom-up approach to addressing climate-related issues.

Our Chief Sustainability Officer heads a team of subject matter experts who lead the implementation of the RBC across the Group by working closely with business units to ensure their strategy and operations align with our decarbonisation and climate resilience targets. The Sustainability team sets the Group's sustainability strategy, modelling potential climate scenarios and developing glidepaths that align to GHG emission reduction targets. In addition, they have refreshed the Group's CTP in the year which incorporates the Group's newly adopted SBTi targets and seeks to better align with the framework prescribed by the UK's Transition Plan Taskforce (TPT) published in October 2023 and the sector guidance published in November 2023. The CTP will be published in due course.

Climate adaption and mitigation activities to address our physical risks are embedded into our core business processes. The Chief Engineer's Office leads the development of climate adaptation frameworks across the Group to ensure there is a consistent approach to assess the vulnerability of our energy assets and to guide strategic investment planning to ensure network resilience. Further delegation is given to our core operational businesses including Business Unit Presidents who are accountable for delivering the net zero roadmaps for their businesses. Corporate Affairs, Group Finance, Sustainability, Safety & Health and People teams support the businesses in achieving their net zero pathways.

The Group Finance function continues to build out its sustainability capabilities through its ESG Centre of Excellence, Investor Relations and Group Treasury teams. These teams are responsible for setting the Group sustainability voluntary and mandatory reporting strategy and ensuring credible and reliable internal and external reporting of sustainability data. This is achieved through attracting green investment and engaging with debt and equity investors to articulate our climate strategy and how we are managing our climate-related risks and opportunities and engaging with, and supporting, suppliers on their decarbonisation journey.

In addition, the ESG Centre of Excellence has been responsible for tracking the Group's GHG metrics against targets, developing controls for scope 1 and 2 GHG emissions, managing external assurance and coordinating ESG rating agency submissions.

How management is informed about climate-related issues

Climate-related issues are flagged via the Enterprise Risk Management (ERM) process described in the Risk section and as set out on pages 22 – 30. We also have a monthly business review process whereby more granular targets are embedded in business unit performance contracts. In addition, we engage in regular discussions with regulators, policymakers and other key stakeholders, which helps inform management on key horizon risks.

Other relevant forums

On page 77, we outline the key Group Executive Committees' responsible for monitoring and driving our sustainability performance and managing climate specific risks and opportunities. Our key management committees are described in more detail below.

The TCFD working group, led by Group External Reporting, comprises representatives from Sustainability, Corporate Strategy, Group Risk and Company Secretariat. This group oversees progress against the TCFD recommendations and ensures the publication of our annual disclosure fulfils mandated reporting requirements, including the climate-related financial disclosures set out in the Companies Act 2006.

The Sustainability Implementation Group, led by our Responsible Business team, brings together the Sustainability team and representatives from each business unit to ensure that the commitments and principles in our RBC are executed and implemented consistently across the Group. The Sustainability Implementation Group monitors progress against the agreed Responsible Business commitments, including GHG emission reduction commitments, and ensures related topics and issues are reviewed and, where necessary, escalated to the Sustainability Steering Committee.

The Sustainability Steering Group, chaired by the Chief Sustainability Officer, provides oversight of the integration of responsible business into National Grid, including the development of climate targets and future strategy.

The ESG Steering Group brings together senior leaders from Group Finance, Sustainability, Corporate Affairs and Group Legal to provide strategic oversight and alignment on ESG activities including climate, particularly ahead of formal governance meetings, and to discuss insights on latest external ESG trends and potential strategic implications for the Group.

The Business Unit Green Financing Committees, chaired by the Group Treasurer, provide governance over our Green Financing Programme that aims to attract funding for the capital investments required to deliver our transition plan. They also approve the publication of our Green Financing Report, which provides an analysis of how we utilised the proceeds from our portfolio of green bonds and their environmental impact.

Engaging on policy interventions

Advocating for climate action is crucial in fulfilling our net zero commitment, as it establishes the necessary structures and circumstances for reducing emissions and enabling more ambitious action towards a clean, fair and affordable energy future. Over the course of the year we have worked closely with policymakers to navigate the energy transition and leveraged our expertise in energy delivery systems to engage on the goals and political interventions of the jurisdictions in which we operate.

In particular, we participated in COP28 in December 2023, building on our presence and the partnerships we have built during our involvement in COPs over the last three years. We took a small, diverse delegation, partnering with the UK government, We Mean Business Coalition and Climate Action, and collaborating with dozens of other organisations. We hosted and participated in over 110 events discussing how to work together across the public and private sectors to deliver the energy transition in a manner that is just and equitable, achieves system wide resilience and develops secure, reliable and clean power systems for the inclusive green economy.

We also engage within our own communities in the UK and the US, with programmes such as Grid for Good, as well as taking a leading role to enable the global decarbonisation of the energy sector and collaborating with peers in other countries that are looking to develop green grids regionally and nationally. We do this by engaging directly with other countries' governments and power companies, and through our active participation and support of global initiatives such as the Green Grids Initiative, the Energy Transition Council and Mission Innovation.

We share learning and experiences to encourage the rapid scale-up of renewable energy and the transition away from coal.

Our international engagement allows us to contribute towards decarbonisation on a global level, and to connect and collaborate with a more diverse set of people and organisations. Talking to people from different sectors and a wide range of countries helps us understand more perspectives and enables us to make better decisions as a responsible business.

46

National Grid plc Annual Report and Accounts 2023/24

Strategic Report

2. Strategy

The work we have done to better understand our climate-related risks and opportunities has helped to inform recent strategic decisions.

In March 2021, we announced our strategic pivot towards electricity, which resulted in the acquisition of UK ED, the sale of our Rhode Island electricity and gas business and the sale of an 80% equity interest in the UK Gas Transmission and Metering business. This has shifted our portfolio of Group assets from approximately 60% electricity in 2021 to approximately 70% electricity in 2024.

Our strategic pivot has positioned us well to benefit from the significant growth opportunities from the transition to net zero. These opportunities are reflected in our recently updated five-year financial framework, which now forecasts £60 billion of investment across our energy networks and adjacent businesses in both the UK and US. Of this, £51 billion is directly linked to the decarbonisation of energy networks and is considered to be aligned with the principles of the EU Taxonomy for climate change adaptation and mitigation.

In addition, the Group has continued to grow its investment in our NGV business, which includes our interconnectors business in the UK and large-scale renewables generation in the US. In December 2023, our sixth interconnector, Viking Link, became operational, bringing our total interconnector portfolio to 7.8 GW. In our UK ET business, we have made good progress in the year on our ASTI projects, which will enable the upgrade of the East Coast transmission network in the UK and play a vital part in achieving the UK government's ambition of connecting 50 GW of offshore wind by 2030. In the US, well-developed scenarios have enabled us to submit credible rate case filings outlining the investments needed to deliver the energy transition. In New England, we submitted our ESMP, outlining the critical investments needed in the electricity distribution system over the next decade. We are also building support for the use of alternatives to geological natural gas in our gas network. These activities further enhance our role in delivering the energy transition, whilst helping to ensure energy security and sustainable affordability in the regions we operate in.

Scenario analysis

Scenario analysis to 2050 and beyond guides our strategic and investment decision-making process and supports delivery of our climate-related targets. It also supports our assessment of the resilience of our business strategy and assets. In modelling our scenarios, we consider different climate emissions pathways which are defined by assumptions pertaining to policy change, consumer behaviour, energy outlooks, technology innovation, competition and global temperature change.

Transition scenario modelling

We use Group-wide climate scenarios to assess direct impacts of climate change. These scenarios consider the potential physical impacts to the Group of average global temperature increases of 2°C and 4°C by 2100 from pre-industrial levels. We also consider potential transitional impacts of scenarios of average global temperature increases of 1.5°C, in keeping with the Paris Agreement.

We also model three scenarios which are tailored to the specific business environments within the UK and the US: delayed policy, hybrid net zero and electric net zero. These bespoke scenarios are developed internally by our market analytics teams in both regions. Inputs are continually updated through the year as part of our normal risk management process and we conduct an annual refresh to reflect the macroeconomic environment as part of our strategic horizon scan.

Our scenarios help us to understand a credible range of possibilities in those countries for the changes which drive different levels of climate change, as well as the secondary effects of different climate scenarios. In the UK, we also produce more granular scenario analysis at a distribution level. The Distribution Future Energy Scenarios (DFES) uses the same core framework as the Future Energy Scenarios (FES) published by the ESO. Unlike FES, the scenarios that follow, and the DFES scenarios, focus on the impacts to our business units and customers rather than the nationwide, cross-vector analysis conducted by the ESO.

In our analysis, we do not make a judgement on the likelihood of any one scenario relative to others so, by design, the analysed scenarios do not encompass all possible future pathways and their associated risks. There are limitations within the scope of our modelling, for example available data across other sectors, but to minimise this impact we have utilised a wide range of resources and compared our results with external scenarios. While our scenarios are not intended to be predictions of likely future events, they inform our understanding of possible risks and opportunities arising as a result of climate change.

These scenarios, along with our strategic planning and risk management approaches, guide us in the identification of material climate-related risks and opportunities as set out on pages 52 – 57.


FL23 TUH

In December 2023, our sixth interconnector, Viking Link, became operational.

47 National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related Financial Disclosures (TCFD) continued

Scenario: Climate change by 2100 vs. pre-industrial levels (approximate)		Delayed 2 – 4°C	Hybrid 1.5°C	Electric 1.5°C
	UK assumptions	• Decarbonisation progresses but is insufficient to meet net zero in 2050 • Renewable capacity targets missed • Resource nationalism disrupts established trade flows • Supply chain disruptions and higher material prices • Policy delays	• Achieves net zero power system before 2040 and economy-wide net zero by 2050 • Strong electrification with a more gradual decarbonisation path in the medium term, mixed with limited hydrogen use in some sectors • Storage, interconnection and higher nuclear are supplemented by hydrogen and abated gas generation capacity • Meets most decarbonisation targets, some with minor delay • Total final energy consumption reduces in medium term but increases by 2050 as more efficient electric technology is complemented by hydrogen consumption in some sectors	• Achieves net zero power system by 2035 and economy-wide net zero by 2050 • Near-complete electrification of demand sectors such as heat and transport supported by strong renewable expansion with distributed flexibility, storage, interconnection and some abated gas capacity providing dispatchable supply • Meets most decarbonisation targets • Total final energy consumption reduces by 2050 as more efficient electric technology replaces combustion technology
	US assumptions	• Clean energy infrastructure takes longer to build due to persistent inflation and permitting challenges • Modest electrification • No large-scale hydrogen production by 2050 within our states	• Net zero emissions achieved on schedule • Balance of electrification and decarbonised gas to get to net zero • Hydrogen power generation and non-power sector hydrogen demand (some in-region electrolysis)	• Net zero achieved on schedule • Near-complete electrification of most end-uses • Hydrogen for power generation (hydrogen imported)

		Delayed 2 – 4°C			Hybrid 1.5°C			Electric 1.5°C		
		2023	2035	2050	2023	2035	2050	2023	2035	2050
Annual electricity demand, TWh UK 2023 figures (provisional)	UK	310	420	630	310	449	678	310	477	719
	US NY	147	182	213	147	187	216	147	195	236
	US NE	112	176	216	112	184	220	112	189	235

		Delayed 2 – 4°C		Hybrid 1.5°C		Electric 1.5°C	
		2023	2035	2023	2035	2023	2035
Number of residential heat pumps, millions	UK	0.43	3.00	0.43	3.80	0.43	7.50
	US NY	0.06	0.90	0.06	1.40	0.06	1.80
	US NE	0.20	1.00	0.20	1.60	0.20	1.90

		Delayed 2 – 4°C		Hybrid 1.5°C		Electric 1.5°C	
		2023	2035	2023	2035	2023	2035
Number of passenger EVs, millions	UK	0.95 3% of car fleet	13.6 39% of car fleet	0.95 3% of car fleet	14.80 41% of car fleet	0.95 3% of car fleet	17.30 48% of car fleet
	US NY	0.20 1.7% of car fleet	4.50 49% of car fleet	0.20 1.7% of car fleet	4.80 52% of car fleet	0.20 1.7% of car fleet	4.80 52% of car fleet
	US NE	0.15 1.7% of car fleet	4.80 44% of car fleet	0.15 1.7% of car fleet	5.10 46% of car fleet	0.15 1.7% of car fleet	5.10 46% of car fleet

Note: NY refers to New York State, NE to New England (entire region, not just National Grid regions).

48 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

		Delayed 2 – 4°C			Hybrid 1.5°C			Electric 1.5°C		
		2023	2035	2050	2023	2035	2050	2023	2035	2050
Annual natural gas demand, TWh Note: UK figures include unabated and abated gas for power generation; US figures include only unabated gas	UK	704	496	161 (72 from power generation with carbon capture and storage)	704	369	48 (44 from power generation with carbon capture and storage)	704	381	82 (81 from power generation with carbon capture and storage)
	US NY	370	217	131	370	163	13	370	132	13
	US NE	251	138	90	251	104	16	251	87	16

		Delayed 2 – 4°C	Hybrid 1.5°C	Electric 1.5°C
			Between 2023 and 2050 (2023 prices)	
Total clean technology capex	UK	£692 bn	£830 bn	£906 bn
	US NY	$103 bn	$118 bn	$152 bn
	US NE	$94 bn	$98 bn	$133 bn

Note: Natural gas demand in our US regions is the same in 2050 under the hybrid and electric scenarios because the only remaining natural gas demand in both scenarios is in hard-to-abate sectors. This figure does not include RNG, which we believe will serve future gas demand under our Clean Energy Vision.

Changes to inputs

Notable changes to inputs this year include the following:

- Reduced role for hydrogen in heating in Electric and Delayed UK scenarios, and reduced hydrogen production domestically in the US Northeast due to the absence of a local hub backed by the federal government.
- Increase in subsidy for low-carbon technologies in the US and UK.
- New ban on internal combustion engines in the UK delayed to 2035, though the government's mandate still targets 80% of new vehicles sold to be zero emission by 2030.
- Increased (electric) load forecasts in the US, impacting the supply mix: NYISO revised up its baseline load forecasts by 5.5% for 2030, mostly reflecting growing large industrial loads and the Independent System Operator, New England (ISO-NE) load forecasts also increased by around a more modest 2% in 2030 versus last year's scenarios.
- Delay to US offshore wind build through 2030 following recent contract terminations and higher costs.
- Reduction in in-region electrolysis in the US for net zero scenarios, in the absence of a local hub backed by the federal government to spur development, with the balance of volumes needed to achieve the Clean Energy Vision (in the Hybrid scenario) imported from lower-cost regions.

Note: inputs are changed in all scenarios unless otherwise specified.

Transition insights

We test the resilience of our business strategy against our transition scenarios, focusing our transition risks on the scenarios associated with lower temperature rises. Although current global climate policies and actions suggest a lower than 4°C scenario, a 4°C scenario was still modelled in line with our approach to scenario modelling outlined above.

The transition impact on the Group is most significant in scenarios resulting in a lower degree of warming given the increased action required. The following five transition insights are therefore most relevant to a 1.5°C scenario. As expected, these remain consistent with our headline insights from the previous year:

1. Urgent collective action required across society

To reach net zero requires new policies and technology development. Action is required by a wide range of stakeholders in the industry as a result of the public expectations on climate change; there is a push for new policies, action and government and state targets in the regions we operate. Our ability to meet our own net zero commitments relies on these and is covered in more detail in the risk and opportunities section.

2. Retaining consumer buy-in will be key

To reach net zero, consumers can drive domestic heating and transport decarbonisation by switching to low-carbon alternatives such as EVs and heat pumps. EVs are expected to make up over 60% of car sales by 2040, and increased consumer demand such as this will drive additional growth and investment in our electric network businesses.

3. Electricity use and share of final demand will increase

Global electricity networks are expected to grow to deliver an increase of 50 – 160% of current demand by 2050 due to fuel switching, with both heating and road transport sectors decarbonising. This will drive additional growth and investment in our electricity network whilst resulting in lower demand for our gas network.

4. Energy supply structure will shift

There will be a global shift to power generation from renewable sources, most notably wind and solar. Global offshore wind is expected to triple in output from 2030 to 2050 and connecting this could drive significant growth opportunities for our businesses. Hydrogen and renewable natural gas are likely to replace natural gas in the US, with applications such as interseasonal storage in the UK.

5. Pathways will adapt to global and local realities

For example, the Northeastern US region is expected to import hydrogen to support decarbonisation, but in the UK, hydrogen production and carbon capture, utilisation and storage (CCUS) may develop due to policy and geology. It is important that our businesses monitor and adapt to these differing pathways in their respective geographies.

None of the transition scenarios tested threaten the resilience of the Group and we are in a strong position to adapt our portfolio to maximise the opportunities of the energy transition.

Further detail on the transition risks and opportunities identified in our scenario analysis, including estimated qualitative and quantitative impacts where applicable, can be found on pages **53 – 57**.

49

National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related Financial Disclosures (TCFD) continued

Physical modelling

We have modelled the way in which our business could be directly impacted as a result of increasing extreme weather events and chronic changes in weather patterns. For physical risks, we review climate hazards which we believe would have the most significant impact and are most likely to occur within our service territories.

The climate hazard data is sourced from the relevant national climate assessments (NCA4 in the US and UKCP18 in the UK). The scenario data are modelled using the IPCC's Representative Concentration Pathway (RCP) scenarios of RCP8.5 (4°C) and RCP4.5 (2°C). The modelling covers decade timeframes; 2030s, 2040s, 2050s and 2070s, with comparison to a baseline of 1981 – 2010 in the UK and 1976 – 2005 in the US.

Physical insights

Most hazards are projected to increase in frequency in the future, with high temperatures and coastal flooding of particular concern across consistent areas of our operations. In most cases the level of risk is greater in a 4°C scenario than a 2°C scenario.

We have progressed our physical risk analysis and asset vulnerability to inform our strategic planning and investment choices. Our internal Climate Change Risk Tool (CCRT), which has a dedicated geospatial capability, is enabling us to create bespoke physical risk assessments for each business based on the specific asset and hazard data that is material to their operations, while still retaining a Group strategic view of our overall business.

Our risk assessment shows the risk to our existing asset portfolio, and we continue to align this with data relating to our new infrastructure investments and our material acquisitions and disposals so that our cumulative picture of risk will begin to change.

These climate hazards most significant to us are summarised in the table below.

Climate Hazard	Definition		Vulnerability
Flooding	Coastal flooding	Frequency of occurrence of coastal flooding and future impacts due to sea level rise	Risk of power failure, accelerated asset corrosion, debris damage, equipment submersion and water infiltration, soil erosion
	River flooding	Frequency of occurrence of riverine flooding and future impacts due to increase in extreme rainfall precipitation (one day maximum precipitation)	
Warm weather	High temperatures	Number of days per year when maximum daily temperature is above the threshold	Risk of power failure, equipment overheating, warmer air temperatures contributing toward accelerated aging, reduced capacity of transmission and distribution lines
	Heatwave	Number of times per year when both maximum and minimum daily temperature remains above thresholds for several days	
Cold weather	Low temperatures	Number of days per year when maximum daily temperature is below the threshold	Ice accretion overloading overhead lines, structural failure
	Freeze thaw	Number of days per year when temperature cycles above and below freezing in the same day	
	Snow accumulation	Snow build-up on/around assets	
	Ice accretion	Ice build-up on assets	
High Winds	High winds	Number of days per year when maximum daily wind gusts are above the threshold	Structural failure to overhead lines due to extreme wind exceeding design standard and vegetation contact

50 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Climate Vulnerability Assessment (CVA)

Our Group-wide CVA considers the impacts of climate change on our assets over the next several decades. Understanding changing climate conditions and the risk to our assets ensures appropriate mitigation efforts are considered to protect existing assets and build climate resiliency into future assets.

The typical lifespan of our assets is often 50 years or more, so future climate hazards need to be considered during the planning process to avoid premature asset repair or replacement. For example, the location of a proposed new substation may not be in a coastal flood prone area today, but climate model projections may indicate that it will be in 10 years. Understanding the future climate hazards allows us to make informed design decisions and update hardening programmes to protect our Company's assets and improve reliability for customers into the future.

Our CVA began in December 2022, led by a steering group of senior leaders from each of our businesses, and a working group with business representatives from our engineering, resilience and policy teams.

It is a phased programme of activity which will deliver an adaptation plan to address assets with the highest resilience risk. Sharing best practice with other energy utilities informs our approach and the ongoing development of our industry-leading Climate Change Risk Tool.

Our CVA is a risk-based approach where each business unit identifies critical assets which are physically vulnerable to climate hazards. The process accounts for existing adaptation plans such as storm hardening programmes and leverages the latest climate science. Adaptations will be local and developed by each business unit to inform standard updates, future capital investments and industry alignment.

The actions taken by the Group in order to ensure we predict and respond to a significant disruption of energy supply because of climate change and storms are described further on page 25.

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

51 National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related Financial Disclosures (TCFD) continued

3. Risk management

Climate Change and ERM

Climate change is a significant risk for our organisation and we have integrated it into our ERM process as one of our GPRs.

Our ERM framework and process take into account the physical and transition risks associated with climate change, as well as the potential impact of these risks on our business operations, financial performance, and reputation. For more information on our ERM framework and process, see page 23.

For our climate change GPR risk there are two distinct elements:

1. Climate Change (mitigation GPR): The standalone mitigation risk is aligned to our strategic objective 'Enable the energy transition for all', with a focus on delivering clean, decarbonised energy to meet our net zero goals (refer to page 27).

2. Significant Disruption of Energy (adaptation GPR): The adaptation, or physical risk activity, absorbed within the control framework associated with the 'Significant Disruption of Energy' risk, has helped ensure we continue to deliver energy reliably for our customers, with a focus on resilience (refer to page 25).

This allows us to have greater oversight, focus and adoption of two distinct and proportionate control frameworks in line with the new Group risk appetite – mitigating downside risk, and maximising opportunities, where applicable.

We have continued to develop our risk and opportunity horizon scanning to assess critical trends to the energy transition. With our senior stakeholders and supported by external risk experts, we identified key indicators and metrics which are measured on a monthly basis against thresholds. These are analysed against our current strategy and business plans for their potential impact and plausibility. Emerging risks are managed under our risk management framework with results reviewed by senior leadership (detailed further on page 29).

Integration of the climate risk management process into our overall risk management framework

Consistent with the Group's overall approach to risk management and internal control, climate change risk management activities take place through all levels of our organisation. We deploy an industry good practice 'Three Lines' model to deliver our risk management and internal control activities which is described further on page 22.

Group's Risk Taxonomy

The Group's Risk Taxonomy (detailed on page 22) supports all levels of the business to categorise any climate change risk into one of our four taxonomy groups: strategic, operational, financial, and compliance. Sub-categories beneath these four groups allow the business to select a more granular taxonomy grouping with an assigned risk appetite.

Despite external risk pressures, our risk exposure specific to our climate-related risks is largely unchanged with the majority of our risks operating within risk appetite. The climate-related risks align directly with two primary risk categories – strategic and operational. Specifically, these risks directly focus on 'Environmental, Social and Governance' (ESG) and 'Production and service disruption', but are also indirectly incorporated into many other risks across the framework.

How we manage our climate-related risks

As part of our risk management process, we have assigned key controls to manage both our climate change mitigation and adaptation risks.

The controls for our climate change mitigation GPR are in line with our strategy and regulatory frameworks and are also reflected throughout other relevant risks, for example: regulatory outcomes; political and societal expectations; and significant disruption of energy. The key overarching mitigation controls involve tracking progress against targets, identifying changes that could trigger additional transition risks, and implementing procedures and proposed solutions to overcome them.

Our key climate change adaptation controls include the following:

- **Fit for Future of Electricity Strategy:** A corporate strategy that considers the steps to ensure our business remains resilient in the future, such as enhancing design standards, and investments on asset hardening and flood protection.
- **Engineers Governance forums:** Group Chief Engineer and engineering duty holders sharing guidance and data on key topics such as resilience.
- **Resilience and Asset Management Business Management Standard (BMS):** Sets out minimum requirements and a framework for resilience capability and managing asset risk to ensure each business unit is prepared for the next disruptive event.
- **Establishment of the Business Resilience and Crisis Management organisation:** Reporting to the Group Chief Engineer and Group Legal, this team is focused on building resilience to all threats and hazards. This includes the development of crisis management and business continuity plans, training, and exercises to help align and coordinate our response to severe weather and other crisis events; but is also leveraging innovative technologies to improve our intelligence, looking strategically at evolving risks associated with climate change. We are also expanding our network of external stakeholders to identify and leverage industry thought leadership and play an active role in shaping new policies and regulations.

Climate-related risks and opportunities and our strategic response

To assess the relative materiality, we established scope of impact, timeframe and likelihood for each risk and opportunity using internal analysis, market data and input from subject matter experts. The size and scope of each identified risk is assessed by considering the financial and reputational impacts, alongside how likely the risk is to materialise on a scale of 1-5 (as set out below). Higher risk scores are more likely to be deemed financially and strategically substantive. Our Group risks are rated on a scale of 1 to 5 across three categories.

The overall indicative risk score is calculated by multiplying likelihood by the greater of financial or reputational impact.

Rating	Financial – Group (£)	Reputation	Likelihood and descriptions	
1	<50m	**Internal** Minor impact on stakeholders within National Grid Group	**Remote** Frequency: <once in 20 years	Probability: <10% chance
2	50 – 100m	**Intra-Group (internal)** Major impact on stakeholders within National Grid Group	**Less likely** Frequency: <once in 15 years	Probability: 10 – 40% chance
3	100 – 300m	**Local 3rd Party (external)** Impact on local stakeholders	**Equally unlikely as likely** Frequency: <once in 10 years	Probability: 40 – 60% chance
4	300 – 500m	**National (external)** Impact on national stakeholders	**More likely** Frequency: <once in 5 years	Probability: 60 – 80% chance
5	>500m	**International (external)** Impact on stakeholders that could reasonably be visible on the wider international stage	**Almost certain** Frequency: <once a year	Probability: >90% chance

52 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Time horizons, scoring and probability

Guided by our scenario modelling, strategic planning, and risk management approaches articulated above, the climate-related risks and opportunities that pose a financially material impact to the Group are detailed below, along with our basis of measuring and responding strategically to each. We have only reported risks and opportunities financially material to the Group per the risk assessment scoring.

Time horizons and probability

The timeframes we have used to assess the climate-related risks and opportunities are:

Short	Medium	Long
up to one year	from two to ten years	ten years plus

These time horizons largely align with our planning and forecasting processes timelines, with some buffers to reflect the regularity of updating scenarios:

- **Short:** In line with our annual planning and shorter-term budget processes.
- **Medium:** Reflects our strategic business planning process period.
- **Long:** Aligns with our longer-term emerging risk assessment timelines, up to the date of our net zero commitment.

Our 'likelihood' assessment is an indicative estimate of the probability for material financial impacts with reference to the following categorisation:

Very low	Low	Moderate	High	Very high
Remote	Less likely	Equally unlikely as likely	More than likely	Almost certain

We use our ERM risk assessment scoring scale to categorise the likelihood of our climate change risks and opportunities.

Our material climate-related risks and opportunities

Risk/opportunity

1. Transition Risk

Policy and Legal

Demand for natural gas is expected to reduce

Global momentum towards meeting net zero emissions continues to build, and the outlook for fossil fuels in the longer term is uncertain.

Our US jurisdictions' pathways toward their decarbonisation targets indicate an increase in electric load growth and a reduction in gas heating demand, which has a bearing on our US gas business and the useful economic lives (UELs) of elements of our network assets.

While we have sold a majority interest in UK Gas Transmission and Metering, and our remaining 20% interest is not treated as part of our continuing operations, reduced gas demand could impact the pace of electrification for our UK transmission and distribution businesses, flexibility requirements, and Grain LNG terminal returns.

Business potentially affected:
New York, New England, NGV, UK ET, UK ED

Timeframe (term):
Short Medium Long — Long

Likelihood:
Very low Low Moderate High Very high — Moderate to High

Measurement indicators:

- Gas UEL sensitivities
- GHG emissions
- CTP

Potential impact

This risk mostly impacts our US business units. Massachusetts and New York have released their final plans to execute their respective decarbonisation targets, which indicate an accelerated programme towards electrification and a reduction in gas heating demand. These plans have been developed to inform future legislation.

Accordingly, there is a risk that the UELs of certain elements of our gas networks may be shortened in line with future policy, regulatory frameworks and planning systems aimed to support the decarbonisation of the energy sector.

However, states also acknowledge the value of backup heat sources, such as low-carbon gas, and recognise that there are operational constraints and uncertainties which could arise as parts of the gas system are decommissioned.

The DS-DPU 20-80 ruling in Massachusetts mandates that costs for gas infrastructure can only be recovered if non-gas alternatives were considered first. This could (alongside other state policies) put downward pressure on gas demand, including RNG and hydrogen, leading to a risk of shortened UELs (if, for example, all the customers using gas on a section of the network moved to another heating source).

In the UK, a reduction in gas demand could lead to greater levels of electrification, higher flexibility needs and headwinds for the Grain LNG terminal.

We have performed sensitivity analysis to assess the impact on our Group financial results of shortening the UELs of our gas business assets, which for 2050 illustrates an unlikely worst-case scenario. This may result in an increase in depreciation expense of around £274 million to 2050 for US-regulated assets. Please refer to note 13 Property Plant and Equipment on page 162 – 165 for more details.

This sensitivity calculation excludes any assumptions regarding the residual value of our asset base and the effect that shortening the asset depreciation lives would be expected to have on our regulatory recovery mechanisms.

Our response

We agree with the need to decarbonise energy networks, while seeing an important role for gas in the future, including the gas assets we own and operate today. However, the extent and nature of this role out to 2050 and beyond is subject to economic, technological, legal, and regulatory developments.

In assessing the UELs of our gas network assets, we consider a range of different pathways which factor in the ability to decarbonise fuel, customer behaviour and the feasibility and affordability of electrification, in parallel with our net zero ambitions and those of the states we operate in.

Based on our latest assessment, we continue to believe that these assets retain a crucial role in maintaining security, reliability and affordability of energy beyond 2025.

Under our Clean Energy Vision we are pursuing zero fossil fuel gas and electric systems by 2050, if not sooner, in the US. The vision proposes a hybrid approach to heating that enables customers to have more affordable and practical choices to become fossil free.

We are also advocating for the necessary standards that would allow us to start procuring and blending renewable natural gas and hydrogen and scale up our supplies to meet our emissions reduction targets. We continue to engage in key regulatory proceedings and processes in New York and Massachusetts to maximise recovery on our gas business assets.

Our US fossil fuel powered electricity generation assets are currently expected to be materially depreciated by 2040, which aligns to New York's target to achieve zero emissions from electricity by 2040.

53 National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related
Financial Disclosures (TCFD) continued

Risk/opportunity

2. Transition Risk

Market / Policy

Uncertainty in the extent of electricity demand growth

There is uncertainty about what replaces the reduction in fossil fuel gas in order to meet net zero and the extent to which electricity plays a part. Electricity use and share of final demand will need to expand significantly, with ever-increasing volumes of intermittent renewable energy.

For example, a sudden political shift away from decarbonisation goals or clean energy infrastructure investment could reduce demand growth. Hydrogen could compete with electricity in certain use cases. Consumer behaviour or preferences could change.

This could lead to a risk of either over- or under-expansion of our networks. Sudden changes in demand growth may also harm business cases made under different assumptions. If our UK and US electricity networks do not adapt appropriately to demand levels, there is a risk National Grid will not be able to ensure fair, affordable and reliable supply.

Business potentially affected:
Group-wide

Timeframe (term):
Short Medium Long

Likelihood:
Very low Low Moderate High Very high

Measurement indicators:
- Network reliability
- UK and US power networks
- Capital expenditure

Potential impact

If we underestimate demand, there is a risk that the transmission and distribution networks we operate in the UK and US may not be equipped to deliver the significant electricity demand growth envisioned to achieve net zero.

If we overestimate demand, there is a risk that we build surplus assets, losing consumer and regulator confidence.

In the short term, failures could affect us through reputational damage and lost regulatory incentive income, which link directly to reliability. For example, in relation to UK ED, the Interruptions Incentive Scheme in RIIO-ED2 provides a 150bps upside incentive but a 250bps downside penalty on our return on regulatory equity earnings (RORE).

Given this risk would likely materialise over the medium to long term, it is not possible to reliably quantify this risk at this time.

Our response

Accurate forecasts and clear policy commitments are key to managing this risk. We maintain several analytical teams and stakeholder relationships to anticipate the future as closely as we can.

We use this proprietary analysis, combined with decades of experience in energy infrastructure development to undertake corporate advocacy, influencing for greater certainty and credibility in national policy. In Massachusetts, we have filed our ESMP with regulators which sets out a clear plan for a smarter, stronger, and cleaner grid at 5-year, 10-year, and long-term time horizons.

We also support the development of a Strategic Spatial Energy Plan which sets out a clear pathway for the future of electricity transmission networks in GB. This provides clarity and certainty to communities, supply chains, and infrastructure owners.

To help manage uncertainty in electricity demand growth, we continue to prioritise system flexibility at distribution level to make the best use of existing infrastructure. In the US, we have created the Flexible Connections team, a cross-functional effort seeking to improve reliability and shorten interconnection times. Massachusetts is nearly at grid capacity and therefore the urgency for Flexible Connections is a priority for enabling the energy transition. Through National Grid's innovative pilot programme, we have been able to identify new opportunities and confirm our capacity needs for clean energy interconnections.

In the UK, to mitigate the risk of overbuild, we work closely with system planners. In UK ED, we have stood up a governance panel for the DSO. The DSO is charged with ensuring all network build carried out by UK ED is absolutely essential and that all other options for deferral (such as flexibility) have been considered first. To mitigate the risk of under-build if demand is higher than expected, we are making no-regret anticipatory investment to meet demand for connections in the US and UK.

We regularly measure and report our network reliability across transmission, distribution and interconnection networks (see page 19).

54 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Risk/opportunity

3. Transition Opportunity Markets

Increased demand for electricity, even in our slowest decarbonising scenarios

The changing energy system opens up new opportunities and market segments.

National Grid is well positioned to capitalise on the huge growth opportunities associated with the increased demand for electricity and to decarbonise gas networks in the US.

Through smart investment, advocacy and proactive market engagement, National Grid can succeed in new and existing growth markets, develop new products and services and scale existing technologies.

Business potentially affected:
Group-wide

Timeframe (term):

Short Medium Long

Likelihood:

Very low Low Moderate High Very high

Measurement indicators:

- Network reliability
- Renewable capacity additions
- Proportion of renewables in energy mix
- EU Taxonomy green capex ratio
- Investment in research and development (R&D)
- National Grid Partners capital investment

Potential impact

Even though the extent of electrification is uncertain, growth in electricity networks is certain and underpinned by the plans published by the US states that we operate in and within our licence for ASTI in the UK.

As we move toward a decarbonised energy system comprising a greater volume of decentralised, intermittent energy sources, we expect growth in flexibility markets, renewable generation and interconnection.

Our NGV business has the potential to benefit from significant investment opportunities in both the UK and US, regarding interconnectors and competitive transmission. National Grid has the opportunity to influence the location, extent and commerciality of network build.

In the UK, the government is targeting 50 GW of offshore wind capacity by 2030 and investing around £20 billion of transmission network projects. By 2050, GB offshore wind capacity may exceed 100 GW and connecting this could drive significant growth opportunities for our businesses.

There are also potential opportunities for our Group entities to partner with organisations in the development of innovative low-carbon gas alternatives, OHA, and long-term electricity storage, though we are not currently permitted to do the latter in the UK.

Taking advantage of these opportunities would lead to significantly higher capital investment and growth. This ultimately increases Group profit and EPS. We plan to invest around £60 billion in the five year period from April 2024 to March 2029 which will contribute towards achieving the Group's Underlying EPS CAGR of 6-8% in the period 2023/24 – 2028/29.

Following our strategic portfolio pivot, around 70% of our revenues are derived from electricity, and we are therefore well placed to maximise these opportunities.

Our response

In order to maximise these opportunities we are evolving our strategy to focus on networks and streamlining our business. As part of this, on 23 May 2024, we will be announcing the sale of Grain LNG our UK LNG business and National Grid Renewables, our US onshore renewables business. We have also set out an ambitious Green Capex commitment of £51 billion across the five-year period from April 2024 to March 2029.

To deliver the magnitude of new infrastructure needed to decarbonise the UK power system, our Strategic Infrastructure business unit is working to build the 17 major projects required to connect a significant growth in offshore wind under the ASTI framework.

Through targeted green investment and the widespread rollout of flexibility services, UK ED is preparing for over a million electric vehicles, around 300,000 heat pumps, and a significant ramp-up in renewable energy generation connections over the ED2 price control.

In New England, we submitted our Electric Sector Modernization Plan (ESMP) to the Massachusetts Department of Public Utilities, outlining the investments needed in the electric distribution system to meet increased electricity demand in line with the state's climate change, clean energy and equity goals. In New York, we plan to invest approximately $4 billion through the Upstate Upgrade, which sees us embarking on at least 70 projects through 2030 to ensure the grid can meet growing electric demand.

NGV continues to innovate on interconnection, developing plans for OHA, connecting offshore wind clusters in the UK to neighbouring countries. By 2035, this total is expected to grow to between 15 GW and 24 GW, which presents a major opportunity for NGV.

In the US, NY Transco (an NGV joint venture with Avangrid, Central Hudson and Con Edison) has partnered with the New York Power Authority on the 90 mile Propel NY Energy electric transmission project, which was selected by the NYISO to help inject more clean energy from offshore wind into the grid.

Through National Grid Partners, we incubate and invest in start-ups at the intersection of energy and emerging technology. It now invests in 46 companies and four limited partner investments in strategic venture funds.

55

National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related Financial Disclosures (TCFD) continued

Risk/opportunity

4. Transition Risk

Reputation and Deliverability

There are several factors which affect our ability to deliver our commitments, including supply chain, talent and finance

The size of the task to deliver clean, fair and affordable energy is immense and unprecedented. There are significant risks to delivery.

Failing to play our crucial role in delivering the emissions reduction targets of the jurisdictions that we operate in risks the wider decarbonisation goals in the societies we serve.

There is also a risk that we fall short of our own stretching GHG emissions targets and commitments. Missing our own targets and commitments risks the credibility we have with our investors, regulators and other stakeholders.

Business potentially affected:
Group-wide

Timeframe (term):

Short | Medium | Long

Likelihood:

Very low | Low | Moderate | High | Very high

Measurement indicators:

- Network reliability
- Renewable capacity additions
- Proportion of renewables in energy mix
- EU Taxonomy-aligned capital expenditure
- Customer satisfaction (US)
- Cumulative green bonds on issue
- IFRS 8 capital investments

Potential impact

Our businesses in the US and UK both depend on, and compete in, a global market for green finance, supply chains and talent.

Failing to deliver the major network reinforcement required to meet government renewable installation targets, failing to make a compelling case for investment or failing to meet our own emissions reduction targets could undermine our corporate strategy, making it difficult to attract capital and resulting in materially lower financial performance. Our share price and EPS projections could be impacted due to loss of incentives or incurrence of penalties. However, it is not possible to reliably measure the impact at this time.

It could also damage our relationships with our trusted stakeholders, including our investors, regulators and customers, and potentially position National Grid as an obstacle rather than an enabler in the net zero transition. Every sector of the economy relies on the energy sector to enable its own decarbonisation plans, and for our customers, the ability to connect to our transmission and distribution networks in a timely manner is critical.

Given this risk would likely materialise over the medium to long term, it is not possible to reliably quantify this risk at this time.

Our response

We embed climate-related targets into our business unit performance management processes with internal reporting of performance against targets. Emissions reduction targets are also embedded into the incentive arrangements and plans for Executive Directors and the Senior Leadership Group (see page 98).

The Group has a detailed CTP, updated in 2024 and due to be published in due course, which sets out our revised roadmap to a vision of reaching net zero, and as close to 'real zero' as possible. We continue to work closely with stakeholders, including regulators, to ensure policy and regulatory frameworks enable and facilitate our net zero plans.

We have also established a strategic priority to 'build tomorrow's workforce today' to ensure we have the talent we need to deliver the transition. In recognition of the importance of a pipeline of skilled, diverse talent to solve the problems of the future, we have made it an explicit strategic priority to build tomorrow's workforce, today, delivering 1,607,512 hours of training in 2023/24.

In the UK, we have launched The Great Grid Upgrade, a major procurement initiative aimed at delivering the largest overhaul of the grid in generations. In May 2023, National Grid announced the first phase of supply chain partnership opportunities under the initiative, seeking partners for £4.5 billion worth of network construction, including for design, consenting and construction of assets such as new overhead lines and substations. We have also revisited our procurement strategy to secure our position in the supply chain and ensure we are well positioned to deliver our ambitious capital investment plan.

We also engage with our top suppliers by emissions to establish action plans and commitments towards a Science Based Target (see page 38).

56 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Risk/opportunity	Potential impact	Our response
5. Physical Risk **Increased frequency of extreme weather incidents and changing long-term climate trends** **Acute** Our assets are at risk of physical impacts from increased frequency of extreme weather events such as storms and flooding, leading to asset damage and operational risks. **Chronic** Our assets are at risk of physical impacts from changing climate trends in the longer term, including increased frequency and severity of coastal flooding, high temperature, extreme wind, wildfires and low temperature, exposing us to asset damage and operational risks. **Business potentially affected:** Group-wide **Timeframe (term):** Short Medium Long **Likelihood:** Very low Low Moderate High Very high **Measurement indicators:** • Network reliability • Major storm costs • CCRT outputs • Research outputs from innovation projects	We experience significant costs because of asset damage and operational interruptions due to major storms, with £226 million (2022/23: £258 million) incurred in the year. Under our regulatory frameworks, such costs are typically recoverable in future years. More details on our major storm costs can be found on page 243 in the 'Other unaudited financial information' section. Insurance premiums could also increase in order to cover such events. These incidents are likely to increase in line with the increasing likelihoods illustrated by the IPCC, and associated costs are expected to grow accordingly, unless climate adaptation is appropriately measured and implemented.	Our Climate Vulnerability Steering Committee and working groups conducted a Group-wide CVA for energy-carrying assets. This programme is leveraging our Climate Change Risk Tool analysis to identify long-term climate hazard risks to our energy infrastructure. We are utilising our findings to develop tailored climate change adaptation plans across our business, outlining solutions for our high-risk assets and confirm the strategic approach to managing those risks. In the year, Niagara Mohawk Power Corporation also filed its Climate Change Resilience Plan with the NYPSC, proposing incremental capital resilience investments to address priority vulnerabilities arising as a result of changing long-term climate trends. In the UK, we have commenced a set of innovation projects to understand the impacts of climate change hazards on our asset performance. We continue to invest in climate adaptation across the Group in the form of storm hardening and flood defences, with a further £30 million (2022/23: £31 million) invested in the year.

Net impact

On balance of the different pathways and even under the worst-case scenarios considered, none of the risks identified threaten the resilience of the Group and we are in a strong position to adapt our portfolio to maximise the opportunities of the energy transition. The momentum behind decarbonisation targets makes growth of electrification certain, even in our most pessimistic scenarios, but there are still a wide range of possibilities for the future. We must influence to reduce uncertainty and build in resilience to weather the risks we cannot control.

4. Metrics and targets

In this section, we outline our carbon emissions performance targets and metrics linked to our material climate change risks and opportunities.

Our overall climate commitment is to become a net zero business across Scope 1, 2 and 3 GHG emissions by 2050, as established in our CTP. In order to achieve this goal, we have set ourselves a set of ambitious short- and medium-term targets in our RBC, some of which were updated in our CTP. Our targets directly linked to climate change are included in the table on page 58.

A complete index of the quantitative measurement indicators used to manage each climate-related financial risk and opportunity, in line with our strategy and risk management process, is set out on page 58. We know that achieving our emission reduction targets is dependent on the development and evolution of policy, regulatory frameworks and planning systems which support the decarbonisation of the wider energy sector.

We continually review our metrics and targets to ensure that the data we are measuring is meaningful, aligns with our strategy, and is providing the information the business and our stakeholders need to effectively monitor our performance and demonstrate our progress.

In addition to the metrics laid out on the following page, we have disclosed the proportion of our IFRS revenue, operating expenditure and capital expenditure that align with the climate change mitigation and adaptation objectives of the EU Taxonomy delegated acts.

Given the climate change mitigation objective's alignment to the principles of the Paris Agreement, the disclosures provide a transparent view of the Group's compatibility with the net zero goals of the jurisdictions we served during the year ended 31 March 2024.

More details of this year's climate change adaptation costs can be found in our EU Taxonomy Report in the RBR section of our website at: **nationalgrid.com/responsibility**.

A significant proportion of our Scope 1 emissions are subject to a traded market carbon price or non-traded cost of carbon through our regulatory price controls. In the UK, Scope 1 emissions at Grain LNG terminal are subject to the UK Emissions Trading Scheme and in the US emissions from our Long Island Power Generation plant are subject to the Regional Greenhouse Gas Initiative. We have a regulatory incentive to reduce Scope 1 SF_6 emissions in the UK that utilise a non-traded cost of carbon as part of the incentive calculation.

57 National Grid plc Annual Report and Accounts 2023/24

Task Force on Climate-related Financial Disclosures (TCFD) continued

While we have found the practice useful in terms of increasing our understanding of the carbon impact of the decisions we make, it has not had a significant impact on decision-making to date. Carbon pricing is only one of the tools that we are using to reduce the carbon impact of our business' investment decisions, alongside policy drivers, commitments and carbon reduction methodologies such as the use of a carbon weighting in the competitive tender process for construction projects.

The limited scope assurance opinion received over our most material sustainability metrics can be found on the RBR section of our website at: **nationalgrid.com/responsibility**.

Further, we are assessing the impacts of the new standards issued by the International Sustainability Standards Board (ISSB) which provide a comprehensive global baseline of sustainability-related disclosure standards, as well as the SEC climate rules and UK Greening Finance roadmap.

Whilst we currently leverage the TCFD, covered in this report, and GRI and SASB frameworks in the respective GRI and SASB reports, to maximise the comparability and usefulness of our reporting, we are encouraged to see advancement to further align sustainability reporting disclosures.

GHG emissions across our value chain[1]



- Combustion of natural gas directly sold and delivered by National Grid **51%**
- US Sold Electricity **9%**
- Fossil fuel generation **8%**
- Electricity line losses **8%**
- Purchased goods and services **12%**
- Other[2] **12%**

1. Rounded to the nearest 1%. Calculated based upon the 2023/24 Scope 1, 2 and 3 emissions from each area. This excludes third-party Sold Gas, a US-only emission, which are downstream emissions associated with the combustion of natural gas delivered through our network but sold by a company other than National Grid. This differs from Scope 3 Cat. 11 GHG Protocol guidance, which otherwise advises to consider only the end use of goods sold by the reporting company itself. Refer to RBR reporting methodology for calculation details: **nationalgrid.com/responsibility/responsible-business-report**
2. Other includes natural gas emissions from fugitives and venting, SF_6 emissions, business travel and other sources.

Index of climate-related quantitative measurement indicators[1]

	2023/24	2022/23
SBTi validated GHG emission reduction targets		
Reduce absolute Scope 1 and 2 GHG emissions by 60% by 2030[2,3]	**(11.8)%**	
Reduce absolute Scope 1 and 2 GHG emissions excluding generation by 50% by 2030[2,3]	**(14.4)%**	
Reduce the carbon intensity of our power generation (Scope 1 GHG emissions) by 90% by 2030, and by 92% by 2033[3]	**(34.7)%**	
Reduce the carbon intensity of our power generation and Sold Electricity (Scope 1 and Scope 3 GHG emissions) by 86% by 2033[3]	**(15.4)%**	
Reduce absolute GHG emissions for all Scope 3, excluding Sold Electricity, by 37.5% by 2033[4]	**0.8%**	
Reduce absolute GHG emissions from gas sold by third-parties by 37.5% by 2033[4,5]	**(17.6)%**	
Key climate-related metrics		
Scope 1 GHG emissions ($ktCO_2e$)	**3,988**	4,408[6]
Scope 2 GHG emissions ($ktCO_2e$, location based)	**2,864**	2,876
Total Scope 1 and 2 GHG emissions[2] ($ktCO_2e$)	**6,852**	7,284[6]
Scope 3 GHG emissions ($ktCO_2e$)	**27,384**	27,867[6]
Total Scope 1, 2 and 3 GHG emissions[2] (full value chain) ($ktCO_2e$)	**34,236**	35,151
Intensity ratio: Scope 1 and 2 GHG emissions[2] per million of revenue (tCO_2e/£m)	**345**	337
Climate change adaptation capex (EU Taxonomy aligned activities, £m)	**30**	31
Climate change mitigation capex (EU Taxonomy aligned activities, £m)	**5,962**	5,526
Group energy consumption from fossil fuel generation (MWh)	**14,375,199**	15,892,188
Group energy of electricity systems line losses (MWh)	**14,518,894**	15,746,136
Group energy consumption excluding fossil fuel generation and electricity systems line losses (MWh)	**2,547,139**	2,834,621
UK energy of electricity systems line losses (MWh)	**10,046,000**	10,392,450
UK energy consumption excluding electricity systems losses (MWh)	**1,297,104**	1,769,977
UK Scope 1 GHG emissions ($ktCO_2e$)	**377**	398
UK Scope 2 GHG emissions[2] ($ktCO_2e$)	**2,113**	2,094
Total UK Scope 1 and 2 GHG emissions[2] ($ktCO_2e$)	**2,490**	2,492

2023/24 data externally assured by PwC.

1. Refer to RBR reporting methodology for calculation details: www.nationalgrid.com/responsibility/responsible-business-report. Target year 20Yn indicates that the performance will be reported in the financial year that aligns with the year 20Yn/Yn+1.
2. Includes Scope 2 location based emissions only.
3. Near-term target approved by Science Based Targets initiative (SBTi) and aligned to the Paris Agreement and a 1.5°C pathway. GHG targets are against a financial year 2018/19 baseline.
4. Near-term target approved by SBTi and aligned to a well below 2°C pathway. GHG targets are against a financial year 2018/19 baseline.
5. Third Party Sold Gas, a US-only emission, are downstream emissions associated with the combustion of natural gas delivered through our network but sold by a company other than National Grid. This differs from Scope 3 Cat. 11 GHG Protocol guidance, which otherwise advises to consider only the end use of goods sold by the reporting company itself.
6. In setting our new near-term SBTi approved targets, we follow the WRI/WBCSD GHG Protocol guidance and recalculated our new baseline (2018/19), aligning with our Recalculation Policy. This includes recalculating 2022/23 comparative figures to reflect improved calculation methodology.

Note: The above data together with our "Climate change – Scope 1, 2 and 3 emissions" KPIs on page 19 is responsive to the UK government's Streamlined Energy and Carbon Reporting (SECR) requirements. We have split out our Group energy consumption into constituent parts for great transparency. Fuels consumed for power generation on behalf of LIPA, the contracting body is shown separately because energy consumption related to power generation can vary greatly year-on-year and is determined by LIPA.

58 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Non-financial and sustainability information statement

This page contains disclosures in compliance with sections 414CA and 414CB of the Companies Act 2006 (including the new climate-related financial disclosures).

The information listed below is incorporated by cross-reference.

Environmental matters
page 37
pages 44 – 58

Our employees
pages 18 – 21
page 40
pages 84 – 85
page 239

Social matters
pages 37 – 41

Human rights
page 41
page 239

Anti-corruption and anti-bribery
page 41

Further information can be found in our RBR which will be published online in due course.

In addition, other information describing the business relationships, products and services which are likely to cause adverse impacts in relation to the matters above can be found as follows:

Business model
pages 4 – 5

KPIs
pages 18 – 21

Our stakeholders
pages 42 – 43

Audit & Risk Committee report
pages 90 – 95

People & Governance Committee report
pages 88 – 89

Safety & Sustainability Committee report
page 96

TCFD
pages 44 – 58

Risks
pages 22 – 30

Further reading	Environment	Social matters and employees	Anti-corruption and bribery	Human rights
Our policies and due diligence	10 – 16	21 – 39	41	24 – 28
Outcomes	33 – 36	33 – 36	33 – 36	33 – 36

Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006

A description of the company's governance arrangements in relation to assessing and managing climate-related risks and opportunities.	**pages 45 – 46**
A description of how the company identifies, assesses, and manages climate-related risks and opportunities.	**pages 47 – 53**
A description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company's overall risk management process.	**page 52**
A description of (i) the principal climate-related risks and opportunities arising in connection with the company's operations, and (ii) the time periods by reference to which those risks and opportunities are assessed.	**pages 53 – 57**
A description of the actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy.	**pages 16 – 17, 53 – 57**
An analysis of the resilience of the company's business model and strategy, taking into account consideration of different climate-related scenarios.	**pages 47 – 51**
A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets.	**pages 19, 57 – 58**
The key performance indicators used to assess progress against targets used to manage climate related risks and realise climate-related opportunities and a description of the calculations on which those key performance indicators are based.	**pages 57 – 58**

59 National Grid plc Annual Report and Accounts 2023/24

Financial review

1. Revenue and profits

The vast majority of our revenues are set in accordance with our regulatory agreements (see pages 220 – 225) and are calculated based on a number of factors including investment in network assets, performance on incentives, allowed returns on equity and cost of debt, and customer satisfaction.

Revenue (%)



1 14%
2 9%
3 19%
4 20%
5 30%
6 7%
7 1%

2. Cash flows

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

Statutory operating profit (%)



1 37%
2 21%
3 8%
4 14%
5 8%
6 12%
7 0%

3. Investment

We invest efficiently in our networks to achieve strong and sustainable growth in our regulated asset base over the long term. We also invest in assets in our non-regulated businesses. We continually assess, monitor and challenge investment decisions so we can continue to run safe, reliable and cost-effective networks.

Capital investment (%)



1 24%
2 15%
3 1%
4 20%
5 32%
6 8%
7 0%

1 UK Electricity Transmission (UK ET)
2 UK Electricity Distribution (UK ED)
3 UK Electricity System Operator (ESO)
4 New England
5 New York
6 National Grid Ventures (NGV)
7 Other activities

Capital allocation

Our capital allocation is determined by the need to make the investments and outputs required under our regulatory frameworks in the UK and US (which accounted for over 90% of our capital investment in 2023/24), balanced with the desire to invest in our other businesses, such as NGV, which may achieve higher growth. The investments we make seek a balance between the continued growth of our core regulated operations and investments in our non-regulated NGV businesses, while ensuring we continue to deliver a sustainable and progressive dividend to our shareholders.

60 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Summary of Group financial performance for the year ended 31 March 2024

Statutory EPS[1]

60.0p


2022/23
2021/22
74.2p
60.6p

Underlying EPS[1]

78.0p


2022/23
2021/22
74.5p
69.0p

Group RoE

8.9%


2022/23
2021/22
11.0%
11.4%

Asset growth

9.7%


2022/23
2021/22
11.4%
8.7%

1. From continuing operations

Financial summary for continuing operations

£m	2023/24	2022/23	Change
Accounting profit:			
Gross revenue	**19,850**	21,659	(8%)
Other operating income	**12**	989	(99%)
Operating costs	**(15,387)**	(17,769)	(13%)
Statutory operating profit	**4,475**	4,879	(8%)
Net finance costs	**(1,464)**	(1,460)	–%
Share of joint ventures and associates	**37**	171	(78%)
Tax	**(831)**	(876)	(5%)
Non-controlling interest	**(1)**	–	–%
Statutory IFRS earnings (note 8)	**2,216**	2,714	(18%)
Exceptional items and remeasurements (after tax)	**884**	(379)	n/m
Timing and major storm costs (after tax)	**(523)**	214	n/m
Deferred tax on underlying profits in NGET and NGED	**302**	178	n/m
Underlying earnings[1]	**2,879**	2,727	6%
EPS – statutory IFRS (note 8)	**60.0p**	74.2p	(19%)
EPS – underlying[1]	**78.0p**	74.5p	5%
Dividend per share	**58.5p**	55.4p	6%
Dividend cover – underlying[1]	**1.3**	1.3	–%
Economic profit:			
Value Added[1]	**2,931**	4,807	(39%)
Group RoE[1]	**8.9%**	11.0%	-210bps
Capital investment and asset growth:			
Capital investment (note 2 (c))[2]	**8,235**	7,593	8%
Asset growth[1]	**9.7%**	11.4%	-170bps
Balance sheet strength:			
RCF/adjusted net debt (Moody's)[1]	**9.2%**	9.3%	-10bps
Net debt (note 29)	**43,607**	40,973	6%
Add: held for sale net debt	**(23)**	–	n/m
Net debt (including held for sale)[1]	**43,584**	40,973	6%
Group regulatory gearing[1]	**69%**	71%	-200bps

1. Non-GAAP alternative performance measures (APMs) and/or regulatory performance measures (RPMs). For further details see 'Other unaudited financial information' on pages 242 – 256. 'Underlying' definition has been updated to also exclude deferred tax in NGET and NGED. Comparatives periods have been restated.
2. Prior year comparatives have been restated to reflect the change in our 'capital investment' definition (an alternative performance measure, or APM), which now comprises: additions to property, plant and equipment and intangible assets, equity contributions to joint ventures and associates and capital expenditure prepayments made during the period; but no longer includes the Group's investments by National Grid Partners. This definition now aligns with our statutory segmental disclosure of capital investment in note 2(c) to the financial statements and as such, is no longer considered to be an APM.

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

Prices are set and charged to customers based on the estimated volume of energy expected to be delivered to achieve the allowed revenue for that year. Where actual volumes delivered differ from those estimates, that results in an over- or under-collection of revenues compared with our allowances. We call these 'timing' differences. The same applies to revenues from pass-through costs (e.g. commodity and energy-efficiency costs) which are fully recoverable from customers.

Our reported underlying profit excludes major (deferrable) storm costs if these exceed a predetermined threshold in a year and are eligible for future recovery under regulatory agreements and also now excludes deferred tax on underlying profits in our regulated businesses (NGET and NGED) reflecting that our allowed UK regulated revenues are based on corporation tax payments and not on a total tax charge. This change has been made following the 'full expensing' capital allowance regime being made permanent during the year. Comparative amounts have been restated accordingly. Underlying results also exclude significant exceptional items, and commodity and financial derivative remeasurements, as defined in our accounting policies.

We explain the basis of these measures and, where practicable, reconcile these to statutory (i.e. GAAP) results in Other unaudited financial information on pages 242 – 256. Our RPMs have been calculated for the total Group (or individual entities where relevant) and these are not based on IFRS measures.

Specifically, we measure the financial performance of the Group from different perspectives:

- **Accounting profit:** In addition to statutory IFRS measures we report adjusted results (i.e. before exceptional items and remeasurements), and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts; (ii) major storm costs, which are recoverable in future periods; and (iii) deferred tax in our UK regulated businesses (NGET and NGED). In doing so, we intend to make the impact of such items clear to users of the financial information in this Annual Report.
- **Economic profit:** Measures such as Return on Equity (RoE) and Value Added take account of the regulated value of our assets and of our regulatory economic arrangements to illustrate the returns generated on shareholder equity.
- **Capital investment and asset growth:** Capital investment comprises our additions to PP&E and intangible assets (excluding acquisitions), investments in joint ventures and associates, along with net movements in capex prepayments. Asset growth represents the year-on-year increase in RAV and US rate base in our regulated businesses, plus the increase in net assets (excluding certain balances such as pensions, net debt and deferred taxes) in our non-regulated businesses, but excluding the impact of currency movements.
- **Balance sheet strength:** Maintaining a strong investment grade credit rating allows us to finance our growth ambitions at a competitive rate. Hence, we monitor credit metrics used by the major rating agencies to ensure we are generating sufficient cash flow to service our debts. Group regulatory gearing measures our Group net debt as a proportion of the Group's assets that are used to measure asset growth. This includes balances for businesses classified as held for sale under IFRS.

61 National Grid plc Annual Report and Accounts 2023/24

Financial review continued

This balanced range of measures of financial wellbeing informs our dividend policy which, following the rebasing of the 2023/24 dividend per share (DPS) following the Rights Issue, aims to grow annual DPS in line with UK CPIH, thus maintaining the DPS in real terms.

Financial summary for continuing operations

Accounting profit: Statutory IFRS earnings from continuing operations were £2,216 million in 2023/24, £498 million (18%) lower than last year (2023: £2,714 million) due to a variety of different components. Statutory earnings were adversely impacted by £1,011 million exceptional net charges before tax in 2023/24 (including a £496 million environmental provision in New York and a £498 million provision in UK Electricity System Operator for estimated timing over-recoveries expected to be transferred through the disposal process in 2024/25), compared with a favourable impact from £935 million exceptional net gains in the prior year. These were partly offset by £290 million favourable year-on-year remeasurements of commodity and financial derivatives, £945 million favourable year-on-year revenue timing over-recoveries, the net impact of tax on all these items, along with an improvement in underlying business performance for the Group. Statutory EPS for continuing operations of 60.0p was 14.2p lower than the prior year. The net exceptional charge of £852 million (2023: £619 million net gain) and remeasurement losses of £32 million (2023: £240 million net losses) are explained in further detail in note 5 to the financial statements.

Our 'adjusted' results exclude the impacts from exceptional items and remeasurements as explained on page 67. In 2023/24, adjusted earnings from continuing operations were £3,100 million up £765 million, or 33% from the prior year. Adjusted earnings in 2023/24 included a timing over-recovery after tax of £688 million (2023: £26 million under-recovery) and major storm costs (after tax) of £165 million (2023: £188 million). As a result adjusted operating profit of £5,462 million was up £1,168 million (2023: £4,294 million). Adjusted net finance costs of £1,479 million were £35 million lower, benefiting from lower inflation. Share of profits from joint ventures and associates of £101 million was down £89 million related to high interconnector revenues in the prior year. Adjusted tax of £983 million was £348 million higher, primarily driven by higher profits and the increase in the UK corporation tax rate.

As explained in our Performance Management Framework on page 61, our 'underlying' results exclude the total impact of exceptional items, remeasurements, timing, major storm costs and deferred tax in UK regulated businesses (NGET and NGED). A reconciliation between these alternative performance measures and our statutory performance is detailed on page 61 and on pages 242 – 256.

Underlying operating profit for continuing operations was up 4% (6% at constant currency), driven by higher allowed revenues in UK Electricity Transmission, rate increases in KEDNY/KEDLI and NIMO along with lower controllable costs in New York, and the benefit of held for sale accounting treatment within UK Electricity System Operator. Partly offsetting these factors, UK Electricity Distribution performance was lower, driven by lower incentives under the ED-2 price control and National Grid Ventures operating profit was lower as a result of lower revenues at our IFA1 interconnector. New England profits were broadly comparable, with the prior year including two months' profit in respect of our Rhode Island business which was disposed in May 2022. Our joint ventures and associates' contribution reduced (mainly UK interconnector revenues). Net financing costs were marginally lower as the impact of inflation on index-linked debt reduced alongside the impact of the bridge loan held last year as part of our strategic pivot; partly offset by the impact of higher interest rates. Other interest was adverse year on year. Underlying profit after tax increased by 6% (7% increase at constant currency) and resulted in a 5% increase (6% increase at constant currency) in underlying EPS to 78.0p.

Economic profit: From an economic profit perspective, our Group regulatory performance measure of Value Added decreased from £4,807 million to £2,931 million principally driven by lower RAV indexation and lower National Grid Ventures and other profits. Group RoE for 2023/24 was 8.9%, lower than the 11.0% achieved in the prior year.

Capital investment and asset growth: Capital investment of £8,235 million was £642 million (8%) higher than 2022/23, or £805 million (11%) higher at constant exchange rates, driven by increased investment in UK Electricity Transmission, driven by the Accelerated Strategic Transmission Investment (ASTI) programme, increased capital expenditure in New York, New England and UK Electricity Distribution, partly offset by lower investment in National Grid Ventures (following prior year investment on Viking, Grain LNG and IFA1). Higher capital investment partly offset by reduced year-on-year RAV indexation from lower inflation resulted in asset growth of 9.7% in the year (2023: 11.4%).

Balance sheet strength: Net debt increased from £41.0 billion at March 2023 to £43.6 billion at March 2024. Regulatory gearing was also lower at 69% (2023: 71%) and our calculation of Moody's RCF/adjusted net debt credit metric was 9.2%, a reduction of 10bps compared with 2022/23 and above the current rating threshold of 7.0%.

Efficiency programme: As part of our Group efficiency savings programme, we have achieved a further £139 million of savings in 2023/24. This is in addition to the £374 million of savings reported in prior years. In aggregate we have delivered savings of £513 million, exceeding the target of £400 million savings by the end of 2023/24 that we announced in November 2021.

Dividend

The recommended full-year dividend per share of 58.52p is in line with our dividend policy of increasing in line with UK CPIH inflation and is covered 1.3 times by underlying EPS.

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

Reconciliation of profit and earnings from continuing operations

	Operating profit			Profit after tax			Earnings per share		
£m	2023/24	2022/23	Change	2023/24	2022/23	Change	2023/24	2022/23	Change
Statutory results	**4,475**	4,879	(8%)	**2,217**	2,714	(18%)	**60.0p**	74.2p	(19%)
Exceptional items	**1,011**	(935)	n/m	**852**	(619)	n/m	**23.1p**	(16.9p)	n/m
Remeasurements	**(24)**	350	n/m	**32**	240	n/m	**0.9p**	6.5p	n/m
Adjusted results	**5,462**	4,294	27%	**3,101**	2,335	33%	**84.0p**	63.8p	32%
Timing	**(915)**	30	n/m	**(688)**	26	n/m	**(18.6p)**	0.7p	n/m
Major storm costs	**226**	258	(12%)	**165**	188	(12%)	**4.4p**	5.2p	(15%)
Deferred tax in NGET and NGED	**–**	–	–%	**302**	178	70%	**8.2p**	4.8p	70%
Underlying results	**4,773**	4,582	4%	**2,880**	2,727	6%	**78.0p**	74.5p	5%

62 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Timing over/(under)-recoveries

In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries, major storm costs (defined below) and deferred tax on underlying results of our UK regulated business (NGET and NGED), also defined below. Under the Group's regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, an adjustment will be made to future prices to reflect this over-recovery; likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under-recovery. These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to 'timing' over- and under-recoveries.

The following table summarises management's estimates of such amounts for the two years ended 31 March 2024 for continuing and discontinued operations. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations, and are translated at the 2023/24 average exchange rate of $1.26:£1.

£m	2023/24	2022/23[1]
Balance at start of year (restated)	39	(60)
In-year over/(under)-recovery (continuing)	915	(30)
In-year over/(under)-recovery (discontinued)	–	12
Disposal of UK Gas Transmission/NECO	–	131
Balance at end of year	954	53

1. March 2023 balances restated to correspond with 2022/23 regulatory filings and calculations.

In 2023/24, we experienced timing over-recoveries of £363 million in UK Electricity Transmission, under-recoveries of £159 million in UK Electricity Distribution, over-recoveries of £800 million in UK Electricity System Operator (BSUoS revenues have been significantly more than system balancing costs following the introduction of fixed price tariffs), under-recoveries of £69 million in New England, and under-recoveries of £20 million in New York. In calculating the post-tax effect of these timing recoveries, we impute a tax rate based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.

Major storm costs

We also take account of the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of certain deductibles and allowances) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the net total cost incurred exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2023/24, we incurred deferrable storm costs, which are eligible for future recovery of $285 million (2023: $314 million).

Deferred tax in UK regulated businesses

We also exclude deferred tax in our UK regulated businesses (NGET and NGED). In the 2023 Spring budget, the UK government introduced 'full expensing' tax relief for qualifying capital expenditure to encourage greater levels of investment from businesses. This change became permanent in November 2023. To represent underlying profitability more closely aligned to our regulatory agreements, and to align with UK peers, we will now report underlying earnings and underlying EPS excluding the impact of deferred tax in our UK regulated businesses (NGET and NGED). This change in calculation of underlying results has been applied to comparative periods. In 2023/24, we excluded £302 million (2023: £178 million) of deferred tax charges from our underlying results.

Segmental operating profit

The tables below set out operating profit on statutory, adjusted, and underlying bases, all of which exclude the £4.8 billion gain on disposal of our UK Gas Transmission business (impacting our 2022/23 results).

Statutory operating profit

£m	2023/24	2022/23	Change
UK Electricity Transmission	1,674	993	69%
UK Electricity Distribution	975	1,069	(9%)
UK Electricity System Operator	382	237	61%
New England	641	1,132	(43%)
New York	362	541	(33%)
National Grid Ventures	558	957	(42%)
Other activities	(117)	(50)	134%
Continuing operations	4,475	4,879	(8%)
Discontinued	–	715	(100%)
Total	4,475	5,594	(20%)

The notation 'n/m' is used throughout this section where the year-on-year percentage change is deemed to be 'not meaningful'.

Adjusted operating profit

£m	2023/24	2022/23	Change
UK Electricity Transmission	1,677	995	69%
UK Electricity Distribution	993	1,091	(9%)
UK Electricity System Operator	880	238	270%
New England	643	708	(9%)
New York	860	741	16%
National Grid Ventures	469	490	(4%)
Other activities	(60)	31	(294%)
Continuing operations	5,462	4,294	27%
Discontinued	–	714	(100%)
Total	5,462	5,008	9%

Underlying operating profit (a non-GAAP measure)

£m	2023/24	2022/23	Change
UK Electricity Transmission	1,314	1,107	19%
UK Electricity Distribution	1,152	1,230	(6%)
UK Electricity System Operator	80	31	158%
New England	802	819	(2%)
New York	1,016	874	16%
National Grid Ventures	469	490	(4%)
Other activities	(60)	31	(294%)
Continuing operations	4,773	4,582	4%

Statutory operating profit decreased in the year, primarily as a result of exceptional net charges of £1,011 million in 2023/24 (compared with exceptional net gains of £935 million in 2022/23). This was partly offset by £945 million favourable year-on-year movements in timing net over-recoveries, £374 million favourable year-on-year movements in commodity derivative remeasurements, improved underlying performance in UK Electricity Transmission, New York, and New England (once the impact of Rhode Island disposal in 2022/23 is considered), a UK Electricity System Operator accounting benefit (no depreciation following classification as held for sale), but lower property sales in 'Other activities' than 2022/23.

The reasons for the movements in underlying operating profit are described in the segmental commentaries below. Unless otherwise stated, the discussion of performance in the remainder of this Financial review focuses on underlying results.

63 National Grid plc Annual Report and Accounts 2023/24

Financial review continued

UK Electricity Transmission

£m	2023/24	2022/23	Change
Revenue	2,735	1,987	38%
Operating costs	(1,061)	(994)	7%
Statutory operating profit	1,674	993	69%
Exceptional items	3	2	50%
Adjusted operating profit	1,677	995	69%
Timing	(363)	112	n/m
Underlying operating profit	1,314	1,107	19%
Analysed as follows:			
Net revenue	2,510	1,770	42%
Regulated controllable costs	(248)	(241)	3%
Post-retirement benefits	(38)	(31)	23%
Other operating costs	(26)	(19)	37%
Depreciation and amortisation	(521)	(484)	8%
Adjusted operating profit	1,677	995	69%
Timing	(363)	112	n/m
Underlying operating profit	1,314	1,107	19%

UK Electricity Transmission statutory operating profit was £681 million higher in the year. In 2023/24, there were £2 million of exceptional costs related to our cost-efficiency programme (2023: £2 million) and integration costs of £1 million (2023: £nil). Timing over-recoveries of £363 million in 2023/24 compared with £112 million under-recoveries in 2022/23. This is mainly due to a favourable net impact of capital allowances, lower under-collections of Transmission Network Use of System (TNUoS) revenues driven by lower volumes and the impact of higher inflation in the prior year, an over-recovery of pass-through costs and higher recovery of prior period balances compared with 2022/23.

Adjusted operating profit increased by £682 million (69%), but this was primarily driven by £475 million of favourable year-on-year timing movements. Underlying operating profit increased by 19%. Underlying net revenues were £265 million (14%) higher principally from the impact of last year's revenue reduction related to the return of £147 million for Western Link liquidated damages (received in earlier years), alongside higher revenues from continued investment growth and RAV indexation.

Regulated controllable costs were £7 million (3%) higher from the impact of inflationary and workload increases mostly offset by efficiency savings. Other costs were higher, mainly relating to profit from sale of assets in the prior year and an increase in higher network innovation allowance costs.

The higher depreciation and amortisation principally reflects a higher asset base as a result of continued investment.

UK Electricity Distribution

£m	2023/24	2022/23	Change
Revenue	1,795	2,045	(12%)
Operating costs	(820)	(976)	(16%)
Statutory operating profit	975	1,069	(9%)
Exceptional items	18	22	(18%)
Adjusted operating profit	993	1,091	(9%)
Timing	159	139	n/m
Underlying operating profit	1,152	1,230	(6%)
Analysed as follows:			
Net revenue	1,562	1,627	(4%)
Regulated controllable costs	(270)	(235)	15%
Post-retirement benefits	(20)	(24)	(17%)
Other operating costs	(56)	(54)	4%
Depreciation and amortisation	(223)	(223)	—%
Adjusted operating profit	993	1,091	(9%)
Timing	159	139	n/m
Underlying operating profit	1,152	1,230	(6%)

UK Electricity Distribution statutory operating profit was £94 million lower in the year, reflecting lower incentives under RIIO ED-2 price control that commenced this financial year, mainly driven by changes in the incentive regime compared with RIIO ED-1.

In 2023/24, there were £18 million of exceptional costs related to the integration of the business into the wider Group (2023: £22 million). Adjusted operating profit reduced by 9% including the impact of £20 million adverse year-on-year timing movements. Timing under-recoveries of £159 million in 2023/24 are mainly due to an under-recovery for inflation true-ups and the return of prior period balances.

Underlying operating profit reduced by £78 million (6%). Underlying net revenues were £45 million lower than the prior year due to lower incentives under RIIO ED-2, lower engineering recharge revenue and lower Smart Metering sales, partly offset by the impact of higher inflation.

Regulated controllable costs were £35 million (15%) higher than the prior year from the impact of inflationary and workload increases, partly offset by efficiencies achieved.

Depreciation and amortisation remains in line with the prior year with the impact of increasing asset base offset by other fair value movements.

64 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

UK Electricity System Operator

£m	2023/24	2022/23	Change
Revenue	3,788	4,690	(19%)
Operating costs	(3,406)	(4,453)	(24%)
Statutory operating profit	382	237	61%
Exceptional items	498	1	n/m
Adjusted operating profit	880	238	270%
Timing	(800)	(207)	n/m
Underlying operating profit	80	31	158%
Analysed as follows:			
Net revenue	1,183	538	120%
Controllable costs	(212)	(175)	21%
Post-retirement benefits	(21)	(17)	24%
Other operating costs	(9)	(7)	29%
Depreciation and amortisation	(61)	(101)	(40%)
Adjusted operating profit	880	238	270%
Timing	(800)	(207)	n/m
Underlying operating profit	80	31	158%

This business is expected to be purchased by HM Government during 2024/25. At the end of October 2023, legislation required to enable the separation of the UK Electricity System Operator (ESO) was passed through Parliament. Since October 2023, it has been reclassified as 'held for sale' with no further depreciation or amortisation charges being made. Based on the scale and pass-through nature of the UK Electricity System Operator, this business is not considered to be a separate major line of business in the Group and therefore does not meet the definition of a discontinued operation under IFRS 5.

UK Electricity System Operator statutory operating profit increased by £145 million in the year as a result of £593 million favourable year-on-year timing over-recoveries, partly offset by a £498 million exceptional provision for the return (in future periods) of the estimated remaining balance of over-collected revenues at the date of disposal. Under IFRS a regulatory liability is not usually recognised on balance sheet for the return of such over-recoveries, however due to the intended disposal of this business during 2024/25, a liability has been recognised because these amounts are expected to be settled through the planned sale process in 2024/25.

During 2023/24, UK Electricity System Operator had a timing over-recovery of £800 million (2023: £207 million net over-recovery including the collection of under-recovered balances from prior years). The 2023/24 over-recovery is the result of higher revenues collected through the BSUoS fixed price tariffs compared with total system balancing costs incurred for the year. The over-recovered position is £877 million at 31 March 2024, which from an ESO perspective, will be returned to customers by adjusting tariffs in 2024/25 and in future periods as required. In 2022/23, £1 million of exceptional costs were incurred as part of our broader cost efficiency programme.

Adjusted operating profit increased by £642 million driven by the £593 million year-on-year timing movement and also the impact of no further depreciation following classification as 'held for sale'. Excluding the impact of timing, underlying operating profit increased by £49 million. Underlying net revenue was £52 million higher, but broadly offset by increased costs as a result of the expected higher volume of work under RIIO-2 and additional Future System Operator costs ahead of separation of this business. Depreciation and amortisation was £40 million lower, representing depreciation being charged for only the first seven months of the year, up to 27 October 2023, the date the business was classified as 'held for sale'.

New England

£m	2023/24	2022/23	Change
Revenue	3,948	4,427	(11)%
Operating costs	(3,307)	(3,295)	– %
Statutory operating profit	641	1,132	(43%)
Exceptional items	17	(456)	n/m
Remeasurements	(15)	32	n/m
Adjusted operating profit	643	708	(9%)
Timing	69	39	n/m
Major storm costs	90	72	25%
Underlying operating profit	802	819	(2%)
Analysed as follows:			
Net revenue	2,295	2,332	(2%)
Regulated controllable costs	(701)	(755)	(7%)
Post-retirement benefits	(7)	(27)	(74%)
Bad debt expense	(79)	(58)	36%
Other operating costs	(445)	(391)	14%
Depreciation and amortisation	(420)	(393)	7%
Adjusted operating profit	643	708	(9%)
Timing	69	39	n/m
Major storm costs	90	72	25%
Underlying operating profit	802	819	(2%)

New England's statutory operating profit decreased by £491 million, principally as a result of the non-recurrence of the £511 million exceptional net gain on disposal of NECO in 2022/23. Exceptional items also included £6 million of charges related to our cost efficiency programme (2023: £27 million), £11 million of transaction costs related to disposal of NECO (2023: £36 million) and an £8 million exceptional credit in 2022/23 related to the discount rate on environmental provisions. Major storm costs were £18 million higher than 2022/23, commodity remeasurements were £47 million favourable to the prior year and timing under-recoveries were £30 million higher year-on-year driven by returning commodity over-recoveries from 2022/23.

Excluding the above items, the impacts of partial year ownership of NECO in 2022/23 and unfavourable year-on-year foreign exchange movements are partially offset by improved underlying performance in the remaining New England businesses.

Adjusted operating profit decreased by £65 million (9%) at actual exchange rates. Adjusted operating profit includes the impact of major storm costs which were £18 million higher than the prior year (but as in 2022/23, these passed our $100 million threshold in aggregate with New York, so are excluded from our underlying results) along with £30 million unfavourable year-on-year timing movements.

Underlying operating profit decreased by £17 million (2%, at actual FX rates). The impact of not owning our Rhode Island business for two months in 2023/24 reduced underlying operating profit by £52 million (6%) and movements in foreign exchange reduced 2023/24 underlying operating profit by £31 million (4%). Unless stated otherwise, the following commentary is presented excluding the impact of the disposal of NECO in May 2022 and also excluding the impact of foreign currency movements. Underlying net revenue was £7 million lower, but £81 million higher at constant currency and £176 million higher after excluding the impact of the disposal of NECO, driven by the benefits of rate case increments in Massachusetts Gas and Massachusetts Electric and higher wholesale network revenues. New England controllable costs decreased by £3 million as a result of efficiency savings partially offset by inflation and workload increases. Bad debt expense increased by £25 million as a result of higher accounts receivable in 2023/24, driven by increased net revenue (on a constant currency basis). Depreciation and amortisation increased as a result of higher investment. Other costs were higher due to increases in environmental reserves and capital-related operating and maintenance costs partially offset by the benefit of a gain on a pension buyout.

65 National Grid plc Annual Report and Accounts 2023/24

Financial review continued

New York

£m	2023/24	2022/23	Change
Revenue	6,094	6,994	(13%)
Operating costs	(5,732)	(6,453)	(11%)
Statutory operating profit	362	541	(33%)
Exceptional items	506	(118)	n/m
Remeasurements	(8)	318	n/m
Adjusted operating profit	860	741	16%
Timing	20	(53)	n/m
Major storm costs	136	186	(27%)
Underlying operating profit	1,016	874	16%
Analysed as follows:			
Net revenue	4,037	4,037	–%
Regulated controllable costs	(1,057)	(1,151)	(8%)
Post-retirement benefits	(21)	(2)	n/m
Bad debt expense	(96)	(157)	(39%)
Other operating costs	(1,345)	(1,366)	(2%)
Depreciation and amortisation	(658)	(620)	6%
Adjusted operating profit	860	741	16%
Timing	20	(53)	n/m
Major storm costs	136	186	(27%)
Underlying operating profit	1,016	874	16%

New York statutory operating profit decreased by £179 million, principally as a result of £624 million higher exceptional charges, partly offset by £326 million favourable year-on-year movements in commodity contract remeasurements. The exceptional items swing includes a £156 million gain in 2022/23 for increasing the discount rate on environmental provisions and a £496 million charge for the increase in environmental provisions to reflect updates on the scope and design of remediation activities related to certain of our sites. Other exceptional items (related to our cost efficiency programme) were £28 million lower than the prior year. Timing under-recoveries of £20 million in 2023/24 compared with timing over-recoveries of £53 million in 2022/23 primarily driven by lower auction sale prices on transmission wheeling, higher commodity under-recovery and under-recovery of Smart Path Connect incentives. Major storm costs of £136 million were £50 million lower year-on-year, driven by non-recurrence of Storm Elliott, but as in 2022/23, the total costs passed our threshold ($100 million in aggregate with New England) and so are excluded from our underlying results. These factors, offset by increased underlying operating profit, driven primarily by rate increases and controllable cost efficiencies, reduced statutory operating profit to £362 million.

Adjusted operating profit increased by £119 million (16%), impacted by £73 million year-on-year unfavourable timing movements, offset by lower year-on-year major storm costs of £50 million and underlying operating profit increasing by £142 million (16%), including a £32 million decrease as a result of foreign exchange movements. Adjusted for the impact of foreign currency, underlying operating profit increased by £174 million (21%) compared with 2022/23.

Underlying net revenues increased by £73 million (£221 million increase at constant currency) from the benefits of rate case increases in KEDNY, KEDLI and NIMO alongside early recovery of expenditure on our Smart Path Connect programme. Regulated controllable costs were £51 million lower year-on-year, with increased workload and the impact of inflation being more than offset by cost efficiency savings and one-off items in 2022/23 not recurring. Provisions for bad and doubtful debts decreased by £55 million driven by non-recurrence of write-offs related to the COVID-19 arrears management programme recorded in 2022/23. Depreciation and amortisation increased due to the growth in assets. Other costs (on an underlying basis) were higher due to increased property taxes and higher costs on funded programmes (offset by rate increases), and higher pension buy out gain in 2022/23.

National Grid Ventures

£m	2023/24	2022/23	Change
Revenue	1,389	1,341	4%
Operating costs	(665)	(235)	183%
Depreciation and amortisation	(166)	(149)	11%
Statutory operating profit	558	957	(42%)
Exceptional items	(89)	(467)	n/m
Remeasurements	–	–	n/a
Adjusted/underlying operating profit	469	490	(4%)

National Grid Ventures' statutory operating profit of £558 million in 2023/24 includes an exceptional gain of £89 million. Of this exceptional gain, £92 million relates to property damage insurance proceeds received following the fire at our French interconnector (IFA1) in September 2021, offset by £3 million of exceptional costs incurred as part of the broader cost efficiency programme. National Grid Ventures' statutory operating profit in 2022/23 included exceptional items related to a £335 million gain from the sale of a stake in Millennium Pipeline, a £130 million credit for property damage proceeds (again related to the IFA1 fire) and a £3 million credit for increasing the discount rate on environmental provisions, offset by £1 million of exceptional costs incurred as part of the broader cost efficiency programme.

Underlying and adjusted operating profit was £21 million lower than 2022/23. Overall interconnector profit decreased versus prior year reflecting non-recurrence of prior year business interruption insurance recoveries in IFA1 relating to the September 2021 fire, along with lower capacity prices. This is partially offset by improved availabilities in our North Sea Link interconnector (which benefited from an increase in the revenue cap following an Ofgem review) and improved performance in our Grain LNG business.

Other activities

£m	2023/24	2022/23	Change
Statutory operating (loss)/profit	(117)	(50)	(134%)
Exceptional items	57	81	n/m
Adjusted operating (loss)/profit	(60)	31	(294%)
Analysed as follows:			
Property	30	216	(86%)
Corporate and Other activities	(90)	(185)	(51%)
Adjusted operating (loss)/profit	(60)	31	(294%)

Other activities statutory operating loss of £117 million (2023: £50 million loss) includes an exceptional charge of £46 million related to the cost efficiency programme (2023: £25 million), £5 million of costs for the separation of UK Gas Transmission (2023: £31 million) and £6 million of integration costs for UK Electricity Distribution (2023: £16 million).

Adjusted operating loss was £60 million (including corporate costs) in 2023/24 compared with £31 million profit in 2022/23. This decrease mainly relates to property site sales in the previous year, primarily related to the sale of 15 sites to St William. This is partially offset by lower corporate costs, which in the prior year included support payments to charitable causes and employees in respect of the energy crisis, and increased insurance income through insurance captives and claims.

66 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Exceptional items and remeasurements in operating profit – continuing

In 2023/24, we classified a number of items as exceptional, which has the net impact of decreasing our statutory operating profit by £1,011 million (2022: £935 million increase) compared with our adjusted and underlying operating profit measures. These items comprise of an exceptional charge of £496 million in 2023/24 related to increases in our environmental provisions (2023: £176 million credit); £498 million provision in UK Electricity System Operator for estimated timing over-recoveries expected to be transferred through the disposal process in 2024/25; transaction, separation and integration costs of £44 million (2023: £117 million); insurance recoveries of £92 million (2023: £130 million); and cost efficiency programme and operating model implementation costs of £65 million (2023: £100 million). In 2022/23 we also recognised exceptional gains on disposal of NECO, our Rhode Island business (£511 million), and Millennium Pipeline (£335 million). For further details see note 5 to the financial statements. Our 'Evolution' cost efficiency programme which commenced in 2021/22 has now been fully delivered, with £207 million of exceptional charges incurred in aggregate over this multi-year programme.

We also exclude certain unrealised gains and losses on mark-to-market financial instruments ('remeasurements') from adjusted and underlying profit. In 2023/24, net remeasurement gains on commodity contract derivatives (i.e. 'mark-to-market' movements on derivatives used to hedge the cost of buying wholesale gas and electricity on behalf of US customers) were £24 million, compared with net remeasurement losses of £350 million in 2022/23.

Financing costs and taxation – continuing

Net finance costs

Statutory net finance costs of £1,464 million were up from £1,460 million in 2022/23 and included derivative remeasurement gains of £15 million (2023: £54 million). Net finance costs (excluding derivative remeasurements) for the year were 2% lower than last year at £1,479 million, with the £35 million reduction driven by a lower accretion charge on our index linked debt, the impact of the bridge facility held last year to complete the strategic pivot which was repaid in 2022/23, offset by the impact of higher interest rates on refinancing completed in the current year (including higher interest costs in our US businesses). Other interest was adverse year-on-year reflecting higher discount unwind on provisions offset by higher pensions related interest. The effective interest rate for continuing operations of 4.2% is 20bps lower than the prior year rate.

Joint ventures and associates

The Group's share of net profits from joint ventures and associates on a statutory basis decreased by £134 million. Of this decrease, £45 million relates to year-on-year derivative remeasurement losses in our NG Renewables joint venture. On an adjusted basis, the share of net profits from joint ventures and associates decreased by £89 million compared with 2022/23, mostly reflecting lower BritNed revenues driven by lower auction prices.

Tax

The statutory tax charge for continuing operations was £831 million (2023: £876 million) including the impact of tax on exceptional items and remeasurements of £152 million credit (2023: £241 million charge). The adjusted tax charge for continuing operations was £983 million (2023: £635 million), resulting in an effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 24.7% (2023: 22.8%).

Our underlying tax (a non-GAAP measure) takes our adjusted tax charge and further excludes the tax impacts on timing and major storm costs and deferred tax in our UK regulated businesses (NGET and NGED). The underlying tax charge for the year was £515 million (2023: £531 million). The underlying effective tax rate (excluding joint ventures and associates) of 15.6% was 170bps lower than last year (2023: 17.3%). This reflects a lower UK tax charge in 2023/24 primarily due to more capital expenditure qualifying for full expensing in 2023/24 than qualified for super-deductions in 2022/23, offset by the increase in the UK corporation tax rate. The Group's tax strategy is detailed later in this review.

Discontinued operations

On 31 January 2023, we sold 60% of our interest in the National Gas Transmission in exchange for £2.2 billion cash consideration and we also received approximately £2.0 billion from additional debt financing. The £4.8 billion gain on disposal is excluded from the numbers in the table below. The 60% interest in National Gas Transmission was purchased by a consortium of long-term infrastructure investors which also held an option to acquire our remaining 40% interest. The consortium partially exercised this option on 11 March 2024 for total consideration of £681 million, reducing our retained minority interest to 20%. Further details are provided in the 'Assets held for sale and discontinued operations' note to the financial statements. The results of our 100% share of this business (including metering) are presented as discontinued operations for the 10 months fully owned to 31 January 2023. Both the 100% owned business and the retained minority equity investment have been classified as a business held for sale. The Group has not applied equity accounting in relation to the retained interest, resulting in no subsequent profits being recognised from the date of sale of our 60% interest onwards.

Statutory profit after tax of £78 million for discontinued operations (but excluding the gain on disposal) compared with £280 million in the prior year.

UK Gas Transmission (including metering)

£m	2023/24	2022/23	Change
Revenue	–	1,604	(100%)
Operating costs	–	(889)	(100%)
Statutory operating profit	–	715	(100%)
Exceptional items	–	(1)	n/m
Adjusted operating profit	–	714	(100%)
Timing	–	(12)	n/m
Adjusted operating profit (excluding timing)	–	702	(100%)
Analysed as follows:			
Net revenue	–	946	(100%)
Regulated controllable costs	–	(146)	(100%)
Post-retirement benefits	–	(17)	(100%)
Other operating costs	–	(69)	(100%)
Depreciation and amortisation	–	–	– %
Adjusted operating profit	–	714	(100%)
Timing	–	(12)	n/m
Adjusted operating profit (excluding timing)	–	702	(100%)

The table in this section excludes the £4.8 billion gain on the disposal of our UK Gas Transmission business in 2022/23.

67 National Grid plc Annual Report and Accounts 2023/24

Financial review continued

Capital investment, asset growth and Value Added

Capital investment

Capital investment comprises capital expenditure in critical energy infrastructure, equity investments, equity funding contributions to joint ventures and associates, and net movements in capital expenditure-related prepayments to secure delivery of future capital investment projects.

	At actual exchange rates			At constant currency		
£m	2023/24	2022/23[1]	Change	2023/24	2022/23[1]	Change
UK Electricity Transmission	1,912	1,301	47%	1,912	1,301	47%
UK Electricity Distribution	1,247	1,220	2%	1,247	1,220	2%
UK Electricity System Operator	85	108	(21%)	85	108	(21%)
New England	1,673	1,527	10%	1,673	1,470	14%
New York	2,654	2,454	8%	2,654	2,363	12%
National Grid Ventures	662	970	(32)%	662	955	(31)%
Other activities	2	13	(85)%	2	13	(85)%
Continuing	8,235	7,593	8%	8,235	7,430	11%
Discontinued	—	301	(100%)	—	301	(100%)
Total Group	8,235	7,894	4%	8,235	7,731	7%

1. Comparative amounts have been represented to reflect the reclassification of our US LNG operations from New England to NGV following an internal reorganisation in the year and the change in presentation for capital investments.

Capital investment in UK Electricity Transmission increased by £611 million compared with 2022/23 primarily due to increased expenditure in respect of ASTI projects (including capacity payments made to secure the supply chain) and additional spend in customer connections and asset operations. UK Electricity Distribution increased by £27 million primarily due to additional asset health funding in ED-2, including overhead line clearance, growth in connections partly offset by lower reinforcement capital expenditure. In New England, capital investment increased by £146 million (£203 million increase on a constant currency basis) primarily due to higher electric capital investment driven by transmission asset conditioning and higher gas investment driven by the Gas System Enhancement Plan (GSEP – our programme to accelerate the replacement of leak-prone pipe (LPP) across our gas business). In New York, capital investment was £200 million higher (£291 million higher at constant currency), primarily due to increased electricity network reinforcement (driven by the Smart Path Connect and CLCPA programmes) as well as higher gas capital investment driven by main replacement work including leak prone pipe and system integrity work. Capital investment in NGV decreased by £308 million (£293 million lower at constant currency) following the higher capital investment last year on largely completed projects during 2022/23.

In discontinued operations, UK Gas Transmission capital investment in the prior year of £301 million represented capital investment prior to disposal of the business in January 2023.

Asset growth (a non-GAAP measure)

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

In total, asset growth for the Group in 2023/24 was 9.7% (2023: 11.4%). Asset growth tracks the overall increase in assets (excluding foreign exchange movements and the impact of portfolio-repositioning transactions) using a combination of UK RAV and US rate base for our regulated businesses, and IFRS balances for our non-regulated businesses. Asset growth excludes the impact of the reduction in RAV, rate base and other assets as a result of the disposal of our NECO and UK Gas Transmission and Metering businesses during 2022/23. A detailed calculation of asset growth is provided on pages 255 to 256.

In terms of asset growth by business sector, UK RAV growth was 7.3% (2023: 11.5%) including the impact of lower CPIH inflation on RAV indexation, the change from RPI to CPIH indexation in RIIO ED-2, along with higher RAV depreciation. US rate base grew strongly by 11.5% (2023: 8.0%), with the higher level of capital expenditure under US GAAP resulting in increased rate base at 31 March 2024. Non-regulated businesses' growth was 14% (2023: 26%) mainly as a result of lower ongoing investment in National Grid Ventures.

Value Added, Value Added per share and Value Growth (non-GAAP measures)

Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid's regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making. Value Growth, which is derived from Value Added (but using long-run inflation assumptions), forms part of our long-term management incentive arrangements. Detailed calculations of Value Added are provided on pages 252 to 253 and in 2022/23 exclude the reduction in assets and reduction in net debt as a consequence of the sale of NECO and the sale of 60% of the UK Gas Transmission and Metering business.

Value Added, which reflects the key components of value delivery to shareholders (i.e. dividend and growth in the economic value of the Group's assets, net of growth in net debt), was £2.9 billion in 2023/24. This was lower than last year's £4.8 billion, principally driven by lower RAV indexation in UK Electricity Transmission and UK Electricity Distribution, and lower National Grid Ventures and Other profits. Of the £2.9 billion Value Added, £1.7 billion was paid to shareholders as cash dividends and £1.2 billion was retained in the business. Value Added per share was 79.4p compared with 131.4p in 2022/23. Value Growth is normalised for long-run inflation assumptions by adjusting Value Added for the difference between actual experienced inflation on UK RAV indexation and index-linked debt and the equivalent movements at a long-run assumed inflation rate of 2% CPIH or 3% RPI, and dividing this result by the equity base used to calculate Group RoE (at closing exchange rates). Value Growth was 9.5% compared with 12.4% in 2022/23.

68 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Cash flow, net debt and funding

Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 29 to the financial statements. 'Adjusted net debt' used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 249. The following table summarises the Group's cash flow for the year, reconciling this to the change in net debt.

Summary cash flow statement

£m	2023/24	2022/23	Change
Cash generated from continuing operations	7,281	6,432	13%
Cash capital investment (net of disposals and exceptional insurance recoveries)	(7,588)	(7,167)	(6%)
Disposal of Millennium	–	497	(100%)
Dividends from JVs and associates	176	190	(7%)
Business net cash (outflow)/inflow from continuing operations	(131)	(48)	n/m
Net interest paid	(1,479)	(1,365)	(8%)
Net tax paid	(342)	(89)	n/m
Cash dividends paid	(1,718)	(1,607)	(7%)
Other cash movements	16	17	(6%)
Net cash outflow (continuing)	(3,654)	(3,092)	(18%)
Disposal of UK Gas Transmission and Metering and NECO[1]	681	6,995	(90%)
Discontinued operations	102	(9)	n/m
Repayment of bridge loan to acquire National Grid Electricity Distribution	–	(8,200)	100%
Other, including net financing raised in year	3,298	4,271	(23%)
Increase/(decrease) in cash and cash equivalents	427	(35)	n/m
Reconciliation to movement in net debt			
Increase/(decrease) in cash and cash equivalents	427	(35)	n/m
Repayment of bridge loan to acquire National Grid Electricity Distribution	–	8,200	(100%)
Less: other net cash flows from investing and financing transactions	(3,298)	(4,271)	23%
Net debt reclassified to held for sale	(23)	–	n/m
Impact of foreign exchange movements on opening net debt	466	(1,293)	n/m
Other non-cash movements	(206)	(765)	73%
(Increase)/decrease in net debt	(2,634)	1,836	n/m
Net debt at start of year	(40,973)	(42,809)	4%
Net debt at end of year	(43,607)	(40,973)	(6%)

1. Cash proceeds of £3,081 million for NECO and £4,032 million for UK Gas Transmission, less balance of cash and cash equivalents disposed with these businesses.

Cash flow generated from continuing operations was £7.3 billion, £849 million higher than last year, mainly due to timing over-recoveries (primarily in UK Electricity System Operator as a consequence of BSUoS revenues being higher than system balancing costs) and also higher revenues in UK Electricity Transmission and New York compared with 2022/23. These factors were partly offset by adverse year-on-year working capital movements (driven by higher payables at March 2023) and higher spend on provisions. Cash expended on investment activities increased as a result of continued growth in our regulated businesses (including prepayments of capital investment on ASTI offshore projects in UK Electricity Transmission). The £7.6 billion (2023: £7.2 billion) outflow is net of insurance recoveries related to the rebuild of the IFA1 interconnector in the UK. The disposal of our Millennium Pipeline investment in October 2022 also generated £497 million of proceeds in 2022/23.

Net interest paid increased as a result of a higher average level of net debt and increased interest rates on borrowings. The Group made net tax payments of £342 million (2023: £89 million) for continuing operations during 2023/24. This increase mainly related to higher taxable profits driven by over-recovered revenues in the UK Electricity System Operator. Prior year cash tax was also reduced by the offset of tax losses against gains on the sale of NECO and Millennium alongside refunds received in respect of US tax settlements for historical years.

The higher cash dividend of £1,718 million reflected a higher dividend per share due to the annual inflationary increase, partly offset by a higher scrip uptake of 18% (2023: 15%).

In 2022/23, we completed the sale of NECO for £3,081 million and the sale of 60% of the UK Gas Transmission and metering business for proceeds of £4,032 million. In 2023/24 we sold a further 20% interest in UK Gas Transmission for £681 million and received a dividend payment of £102 million in discontinued operations. Non-cash movements primarily reflect changes in the sterling–dollar exchange rate, accretions on index-linked debt, lease additions and other derivative fair value movements, offset by the amortisation of fair value adjustments on acquired debt.

During the year we raised £5.6 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. In 2022/23, the £8.2 billion bridge financing facility to fund the purchase of the UK Electricity Distribution business was fully repaid following receipt of proceeds from the sales of NECO and a 60% stake in our UK Gas Transmission and Metering business.

As at 22 May 2024, we have £7.9 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates beyond May 2025. National Grid's balance sheet remains robust, with strong overall investment grade ratings from Moody's, Standard & Poor's (S&P) and Fitch.

The Board has considered the Group's ability to finance normal operations as well as funding a significant capital programme. This includes stress testing of the Group's finances under a 'reasonable worst-case' scenario, assessing the timing of the sale of businesses held for sale and the further levers at the Board's discretion to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so.

69

National Grid plc Annual Report and Accounts 2023/24

Financial review continued

Financial position

The following table sets out a condensed version of the Group's IFRS balance sheet.

Summary balance sheet

£m	31 March 2024	31 March 2023	Change
Goodwill and intangibles	13,160	13,451	(2%)
Property, plant and equipment	68,907	64,433	7%
Assets and liabilities held for sale	349	1,334	(74%)
Other net liabilities	106	(618)	(117%)
Tax balances	(7,728)	(7,374)	5%
Net pension assets	1,814	1,951	(7%)
Provisions	(3,109)	(2,642)	18%
Net debt	(43,607)	(40,973)	6%
Net assets	**29,892**	29,562	1%

Goodwill and intangibles reduced mainly as a result of changes in exchange rates during the year. Property, plant and equipment increased mainly as a result of the continuing capital investment programme offset by exchange rate movements. Assets held for sale at 31 March 2023 comprised the retained 40% minority interest in National Gas Transmission and at 31 March 2024 comprised the retained 20% minority interest in National Gas Transmission and the UK Electricity System Operator business. Tax balances increased principally from accelerated tax depreciation due to ongoing capital investment, movements in other net temporary differences and the impact of exchange rate movements. Net pension assets decreased as a result of lower asset valuations from negative investment returns in both the UK and the US, partly offset by a decrease in liabilities primarily from higher discount rates. Provisions were higher principally as a result of increases in US environmental charges and the impact of the discount unwind. Other movements are largely explained by net working capital inflows and changes in the sterling–dollar exchange rate.

Regulatory gearing (a non-GAAP measure), is calculated as net debt as a proportion of total regulatory asset value and other business invested capital, reduced significantly in the year to 69% as at 31 March 2024. This was lower than the previous year-end level of 71% with benefits from £0.9 billion of in-year timing over-recoveries and £0.7 billion of proceeds from the 20% sale of our retained interest in National Gas Transmission. Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March 2024 was 67%, with the current overall Group credit rating of BBB+/Baa1 (S&P/Moody's).

Retained cash flow as a proportion of adjusted net debt was 9.2%, down 10bps from 2022/23 and above the long-term average level of 7.0% indicated by Moody's, as consistent with maintaining our current Group rating.

Off-balance sheet items

There were no significant off-balance sheet items other than the commitments and contingencies detailed in note 30 to the financial statements. In accordance with IFRS, regulatory assets and regulatory liabilities are not recognised on the balance sheet. Further information in respect of certain of the Group's energy purchase contracts and commodity price risk is disclosed in note 32(f) to the financial statements.

Economic returns (non-GAAP measures)

In addition to Value Added, one of the principal ways in which we measure our performance in generating value for shareholders is to divide regulated financial performance by regulatory equity, to produce RoE.

As explained on page 250, regulated financial performance adjusts reported operating profit to reflect the impact of the Group's various regulatory economic arrangements in the UK and US. In order to show underlying performance, we calculate RoE measures excluding exceptional items of income or expenditure.

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

Return on Equity 'RoE' (non-GAAP measures)

%	2023/24	2022/23	Change
UK Electricity Transmission	8.0%	7.5%	50bps
UK Electricity Distribution	8.5%	13.2%	-470bps
UK Gas Transmission	—%	7.8%	n/a
New England	9.2%	8.3%	90bps
New York	8.5%	8.6%	-10bps
Group RoE	8.9%	11.0%	-210bps

In 2023/24, UK Electricity Transmission achieved operational returns of 8.0%, 100bps higher than base allowed return under RIIO-2, mainly from totex performance related to savings on capital delivery (2022/23: 7.5% achieved return, or 120bps above the allowed base return). UK Electricity Distribution achieved an operational return of 8.5% in the first year of ED-2 in 2023/24, or 110bps outperformance, mostly as a result of totex performance driven by efficient capital expenditure (2022/23: 13.2% achieved return, or 360bps above the allowed base return with strong incentive performance in the final year of ED-1). For the 10 months owned in 2022/23, UK Gas Transmission achieved operational returns of 7.8% achieved return, or 120bps above the allowed base return.

New England's achieved return of 9.2% was 93% of the allowed return of 9.9% in 2023/24 as a result of higher rates offset by capital investments and controllable costs. The performance was improved compared to the 8.3% of the allowed return in 2022/23 with approximately 0.5% of the improvement driven by one-off items in the current year (mostly relating to a property tax regulatory settlement). New York's achieved return of 8.5% was 96% of the allowed return of 8.9% in 2023/24. This was a slight reduction compared with an achieved return of 8.6% in 2022/23. The quoted returns for New England and New York represent the weighted average return across operating companies within each jurisdiction.

Overall Group RoE, which incorporates NGV, property, corporate and other activities, and financing and tax performance was 8.9%.

70 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

Tax transparency

As a responsible taxpayer, we have voluntarily included additional tax disclosures, which we believe are of significant interest to many of our stakeholders. For information on the Company's activities, please see page 3 and for a definition of discontinued operations, please see note 10 to the financial statements.

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

Country-by-country reporting summary

We have disclosed in the table below data showing the scale of our activities in each of the countries we operate in. This allows our stakeholders to see the profits earned, taxes paid and the context of those payments. The Group's entities are tax resident in their jurisdiction of incorporation other than where indicated in the footnotes to note 34 to the financial statements.

2023/24	Revenue					
Tax jurisdiction	Unrelated party[1] £m	Related party[2] £m	**Total £m**	Profit/(loss) before income tax[3] £m	Income tax accrued – current year[4] £m	Tangible assets/(liabilities) other than cash and cash equivalents[5] £m
United Kingdom	9,063	128	**9,191**	2,890	411	32,189
United States	10,787	68	**10,855**	181	82	36,718
Isle of Man	—	44	**44**	56	—	—
Luxembourg	—	—	**—**	—	—	—
Netherlands	—	—	**—**	—	—	—
Guernsey	—	—	**—**	—	—	—
Total	19,850	240	**20,090**	3,127	493	68,907

2022/23	Revenue					
Tax jurisdiction	Unrelated party[1] £m	Related party[2] £m	**Total £m**	Profit/(loss) before income tax[3] £m	Income tax accrued – current year[4] £m	Tangible assets/(liabilities) other than cash and cash equivalents[5] £m
United Kingdom	11,215	111	**11,326**	2,729	175	30,001
United States	12,048	58	**12,106**	1,269	225	34,432
Isle of Man	—	32	**32**	(35)	—	—
Luxembourg	—	—	**—**	—	—	—
Netherlands	—	—	**—**	—	—	—
Guernsey	—	5	**5**	—	—	—
Total	23,263	206	**23,469**	3,963	400	64,433

1. Unrelated party revenue comprises revenue from continuing operations of £19,850 million (2023: £21,659 million) (see consolidated income statement) and revenue from discontinued operations of £nil (2023: £1,604 million) (see note 10 to the financial statements).
2. Related party revenue only includes cross-border transactions and comprises related party revenue from continuing operations of £240 million (2023: £206 million) and related party revenue from discontinued operations of £nil (2023: £nil).
3. Profit/(loss) before income tax (PBT) from operations after exceptionals comprises continuing operations PBT of £3,048 million (2023: £3,590 million) (see consolidated income statement) and discontinued operations PBT of £79 million (2023: £373 million) (see note 10 to the financial statements).
4. Current year income tax accrued comprises current year income tax from continuing operations of £492 million (2023: £386 million) (see note 7 to the financial statements) and current year income tax from discontinued operations of £1 million (2023: £14 million). See the tax charge to tax paid reconciliation below for further information.
5. Tangible assets comprises property, plant and equipment (see consolidated statement of financial position) and excludes tangible fixed assets for businesses classified as disposed of or 'held for sale' during the year. In the current year, PPE classified as 'held for sale' of £113 million (see note 10 to the financial statements) all relates to UK Electricity System Operator (ESO) (2023: UK Gas Transmission £4,981 million, NECO £3,363 million disposals). The ESO 'held for sale' PPE figure in note 10 differs by £2 million to note 13 due to an immaterial adjustment.

Our Hong Kong entity is UK tax resident and is in liquidation and our entities in Australia and Canada were dissolved during the year. Therefore, those jurisdictions have not been included in the table above.

Our Netherlands entity was dissolved in February 2023.

Our Isle of Man company is a captive insurance company which is treated as a controlled foreign company for UK tax purposes and, as such, UK corporation tax is paid on its profits. We note that our Guernsey captive insurance company was merged into our Isle of Man company during the year.

Our presence in Luxembourg is to address a nationalisation risk which arose from a Labour Party proposal in 2019 to nationalise nearly all of National Grid's UK assets.

Transfer pricing is not a significant issue for the Group given the nature of our core businesses and the number of jurisdictions we operate in. Where there are related party transactions, these are taxed on an arm's-length basis in accordance with the Organisation for Economic Co-operation and Development (OECD) principles.

71 National Grid plc Annual Report and Accounts 2023/24

Financial review continued

Group's total tax charge to tax paid

The total tax charge for the year disclosed in the financial statements in accordance with accounting standards and the equivalent total corporate income tax paid during the year will differ.

The principal differences between these two measures are as follows:

Reconciliation of Group's total tax charge to tax paid

£m	2023/24	2022/23
Total Group tax charge[1]	**832**	969
Adjustment for Group non-cash deferred tax	**(465)**	(579)
Adjustments for Group current tax (charge)/credit in respect of prior years	**126**	10
Group current tax charge	**493**	400
Group tax instalment payments (repayable)/payable in respect of the prior year	**2**	–
Utilisation of tax attributes[2]	**(63)**	(218)
Tax instalment payments over/(under) paid due in the following year	**(22)**	–
Tax recoverable offset against current tax payments due	**(72)**	(21)
Group tax payment/(refunds) in respect of prior years paid in the current year[3]	**3**	(70)
Group tax payments relating to tax disclosed elsewhere in the financial statements	**1**	1
Group tax paid	**342**	92
Profit before income tax[4]	**3,127**	3,963

	%	%
Effective cash tax rate[5]	**10.9**	2.3
Effective tax rate[6]	**26.6**	24.5

1. Total Group tax charge from operations after exceptionals is comprised of tax charge of continuing operations of £831 million (2023: £876 million) and discontinued operations of £1 million (2023: £93 million).
2. Relates primarily to US utilisation of tax credits (2023: Relates to US utilisation of tax losses against, primarily, gains on the sale of NECO and Millennium).
3. Prior year primarily relates to refunds in respect of US tax settlements for historical years.
4. Profit/(loss) before income tax (PBT) after exceptionals is comprised of continuing operations PBT of £3,048 million (2023: £3,590 million) and discontinued operations PBT of £79 million (2023: £373 million).
5. No payments were made in respect of the discontinued operations tax charge of £1 million.
6. Effective tax rate for continuing operations after exceptionals is 27.3% (2023: 24.4%) and discontinued operations is 1.3% (2023: 24.9%).

Effective cash tax rate

The effective cash tax rate for the total Group is 10.9%. The difference between this and the accounting effective rate of 26.6% is primarily due to the following factors.

National Grid is a capital-intensive business, across both the UK and the US, and as such invests significant sums each year in its networks. In 2023/24 the Group's total capital expenditure (see page 248) was £7,648 million. To promote investment, tax legislation allows a deduction for qualifying capital expenditure at a faster rate than the associated depreciation in the statutory accounts. The impact of this is to defer cash tax payments into future years.

In the current period, the US federal taxes payable, which consist of the Corporate Alternative Minimum Tax, is reduced by the utilisation of the available tax credits. The remaining Corporate Alternative Minimum Tax is due to be paid in the following period, hence no significant federal tax payments were made in the current period. However, payments of £8 million were made during the year for US state and local taxes based on the net assets of US subsidiaries.

The Group continued to make payments into the UK defined benefit pension schemes, National Grid UK Pension Scheme, National Grid Electricity Group section of the Electricity Supply Pension Scheme and the Western Power Pension Scheme during the course of the year. These payments have further reduced the overall cash tax paid in the UK.

Group's total tax contribution

The total amount of taxes we pay and collect globally year-on-year is significantly more than just the tax which we pay on our global profits. To provide a full picture, we have disclosed the Group's global total tax contribution which includes contributions from both continuing and discontinued businesses.

Group's total tax contribution 2023/24 (taxes borne/collected)

Taxes borne



Key:	£m
People	262
Product	195
Profit	342
Property	1,183
Miscellaneous	32
Total	**2,014**

Taxes collected



Key:	£m
People	844
Product	968
Total	**1,812**

Taxes borne are a cost to the Group. Taxes collected are taxes generated by the operations of the Group which we are obliged to administer on behalf of the government (e.g. income tax under PAYE, employees' national insurance contributions).

2023/24	Tax contribution					
Tax jurisdiction	Income tax paid/(repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne[2] £m	Taxes collected £m	Total tax contribution £m	Number of employees[3] as at 31 March 2024
United Kingdom	341	227	151	1,102	**1,821**	13,956
United States	1	956	338	710	**2,005**	17,469
Ireland	–	–	–	–	**–**	–
Isle of Man	–	–	–	–	**–**	–
Luxembourg	–	–	–	–	**–**	–
Netherlands	–	–	–	–	**–**	–
Total	342	1,183	489	1,812	**3,826**	31,425

1. See the tax charge to tax paid reconciliation above for further information.
2. Other taxes borne is made up of People, Product and Miscellaneous taxes.
3. Number of employees is calculated as the total National Grid workforce across all parts of the business, including Non-executive Directors and Executive Directors and employees of the discontinued operations. All are active, permanent employees as well as both full-time and part-time employees.

2022/23	Tax contribution					
Tax jurisdiction	Income tax paid/(repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne £m	Taxes collected £m	Total tax contribution £m	Number of employees[2] as at 31 March 2023
United Kingdom	157	305	144	1,435	**2,041**	14,397
United States	(65)	997	354	733	**2,019**	16,878
Ireland	–	–	–	–	**–**	–
Isle of Man	–	–	–	–	**–**	–
Luxembourg	–	–	–	–	**–**	–
Netherlands	–	–	–	–	**–**	–
Total	92	1,302	498	2,168	**4,060**	31,275

1. See the tax charge to tax paid reconciliation above for further information.
2. Number of employees is calculated as the total National Grid workforce across all parts of the business, including Non-executive Directors and Executive Directors and employees of the discontinued operations. All are active, permanent employees as well as both full-time and part-time employees.

72 National Grid plc Annual Report and Accounts 2023/24

Strategic Report

For 2023/24, our total tax contribution globally was £3,826 million (2022/23: £4,060 million), taxes borne were £2,014 million (2022/23: £1,892 million) and taxes collected were £1,812 million (2022/23: £2,168 million). Our total tax contribution has decreased in the year primarily due to a reduction in product taxes collected (principally UK VAT).

Two thirds of the tax borne by the Group continues to be in relation to property taxes, of which £956 million are paid in the US across over 1,200 cities and towns in Massachusetts, New Hampshire, New York and Vermont. These taxes are the municipalities principal source of revenue to fund school districts, police and fire departments, road construction and other local services. The impact in 2023/24 of the sale of our Rhode Island business is a reduction on property tax payments although this has been offset by increases in US property taxes on the continuing business.

In the UK, we participate in The 100 Group's Total Tax Contribution Survey. The survey ranks the UK's biggest listed companies in terms of their contribution to the total UK government's tax receipts. The most recent result of the survey for 2022/23 ranks National Grid as the 13th highest contributor of UK taxes (2021/22: 14th), the 11th highest in respect of taxes borne (2021/22: 10th) and second in respect of capital expenditure of £3,057 million (2021/22: £3,858 million) on fixed assets (2021/22: first). Our ranking in the survey is proportionate to the size of our business and capitalisation relative to the other contributors to the survey.

However, National Grid's contribution to the UK and US economies is broader than just the taxes it pays over to and collects on behalf of the tax authorities.

Both in the UK and the US we employ thousands of individuals directly. We also support jobs in the construction industry through our capital expenditure (see page 248), which in 2023/24 was £7,648 million, as well as supporting a significant number of jobs in our supply chain.

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

To ensure that the needs of our stakeholders are considered in the development of tax policy we are a member of a number of industry groups which participate in the development of future tax policy, such as the Electricity Tax Forum as well as the 100 Group in the UK, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. We undertake similar activities in the US, where the Group is an active member in the Edison Electric Institute, the American Gas Association, the Global Business Alliance, the American Clean Power Association and the Solar Energy Industries Association.

Feedback from these groups, such as the results of the 100 Group Total Tax Contribution survey helps to ensure that we consider the needs of our stakeholders and are engaged at the earliest opportunity on tax issues which affect our business.

Pensions

In 2023/24, defined contribution pensions, defined benefit pensions and other post-employment benefit operating costs were broadly in line with prior year at £273 million (2022/23: £274 million).

During the year, our pensions and other post-retirement benefit plans decreased from a net surplus position of £1,951 million at 31 March 2023 to a net surplus of £1,814 million at 31 March 2024.

This was principally the result of actuarial losses on plan assets of £709 million (lower investment returns) and actuarial gains on plan liabilities of £491 million (higher discount rates from corporate bond yields and lower long-term RPI inflation expectations). Employer contributions during the year were £165 million (2023: £284 million), including £23 million (2023: £123 million) of deficit contributions. As at 31 March 2024, the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting surplus (2023: surplus) is shown below. Further information can be found in note 25 to the financial statements.

Net pension and other post-retirement obligations

£m	UK	US	Total
Plan assets	11,782	7,951	**19,733**
Plan liabilities	(10,521)	(7,398)	**(17,919)**
Net surplus	1,261	553	**1,814**

As at 31 March 2024, we recognised in the statement of financial position pension assets of £19,733 million (UK pensions £11,782 million; US pensions £5,320 million; and US other £2,631 million); and pension liabilities of £17,919 million (UK pensions £10,521 million; US pensions £4,912 million; and US other £2,486 million).

Dividend

The Board has recommended an increase in the final dividend to 39.12p per ordinary share ($2.4939 per American Depository Share), which will be paid on 19 July 2024 to shareholders on the register of members as at 7 June 2024. If approved, this will bring the full-year dividend to 58.52p per ordinary share, an increase of 5.55% over the 55.44p per ordinary share in respect of the financial year ended 31 March 2023. This is in line with the increase in average UK CPIH inflation for the year ended 31 March 2024 as set out in our dividend policy.
Going forward, and following the rebasing of the 2023/24 dividend per share (DPS) following the Rights Issue, the Board will aim to grow annual DPS in line with UK CPIH, thus maintaining the DPS in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

At 31 March 2024, National Grid plc had £12.5 billion of distributable reserves, which is sufficient to cover more than five years of forecast Group dividends. If approved, the final dividend will absorb approximately £1,455 million of shareholders' funds. The 2023/24 dividend is covered approximately 1.3x by underlying earnings.

The Directors consider the Group's capital structure at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.

A scrip dividend alternative will again be offered in respect of the 2023/24 final dividend.

New accounting standards

We did not adopt any new accounting standards in 2023/24. Amendments to certain existing accounting standards were adopted during the year, but these had no material impact on the Group's results or financial statement disclosures.

Post balance sheet events

For further details, see note 36 to the financial statements.

73 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance Report

Governance at a glance

UK Corporate Governance Code – 2023/24 Compliance Statement	**74**
Chair's statement	**74 – 75**
Corporate Governance overview	**76 – 77**
Our Board	**78 – 79**
Board focus during the year	**80 – 81**
Section 172 Statement	**82 – 83**
People & Governance Committee report	**88 – 89**
Audit & Risk Committee report	**90 – 95**
Safety & Sustainability Committee report	**96**
Finance Committee report	**97**
Directors' Remuneration report	**98 – 114**

UK Corporate Governance Code (the 'Code') – 2023/24 Compliance Statement

The Company is subject to the Principles and Provisions of the Code, published by the Financial Reporting Council in July 2018 (available at frc.org.uk). For the year ended 31 March 2024, the Board considers it has complied in full with the Provisions of the Code. This Corporate Governance Report, taken as a whole, explains how the Company has applied the Principles and complied with the Provisions of the Code. The table below provides a guide to where the most relevant explanations are given:

Principles of the Code

1. Board leadership and company purpose	
A. The role of the Board and long-term sustainable success	**6, 76 – 77**
B. Purpose, values, strategy and culture	**2, 5, 10, 40, 84**
C. Resources and prudent and effective controls	**16 – 30**
D. Shareholder and stakeholder engagement	**42 – 43, 82 – 86**
E. Workforce policies and practices	**40 – 41, 43, 85**
2. Division of responsibilities	
F. Chair's leadership	**74 – 77**
G. Board composition and division of responsibilities	**77 – 79**
H. Time commitment and role of Non-executive Directors	**78 – 79, 87**
I. Policies, processes, information and resources	**76 – 77, 86 – 87, 238**
3. Composition, succession and evaluation	
J. Board appointments and succession planning	**88 – 89**
K. Board and Committee skills, experience, knowledge and tenure	**78 – 79, 88**
L. Board evaluation	**86**
4. Audit, risk and internal controls	
M. Independence and effectiveness of internal and external audit functions	**94**
N. Fair, balanced and understandable assessment	**91**
O. Risk management, internal control and determining the nature and extent of principal risks	**22 – 30, 94**
5. Remuneration	
P. Remuneration policies and practices	**98 – 114**
Q. Director and senior management remuneration	**98 – 114**
R. Independent judgement and discretion in remuneration outcomes	**98 – 99, 101, 104**

Details on information required for our US Securities and Exchange Commission (SEC) filing and the Form 20-F can be found on page 233.

Chair's statement



Dear Shareholders,

I am pleased to present to you the 2023/24 Corporate Governance Report.

Recently, the Financial Reporting Council, in discussing the spirit of Code, observed that "a cogent explanation that offers transparency and demonstrates good governance is just as important as complying." I believe this Annual Report as a whole will provide you with information as to how the Company is complying with the Code. However, I am using this Corporate Governance Report to give you a fuller sense – a cogent explanation – of how the Board operates on behalf of shareholders and other stakeholders.

Year in review – operations reviews and strategy

The Board's primary focus is on the Group's key strategic priorities and their execution. At each Board meeting, the Board reviews operational and financial highlights as a matter of course. But we have continued to adopt specific goals for the Board and a Board calendar which sets aside meaningful amounts of time to undertake 'deep dives' into areas of strategy. In 2023/24, we focused on the following broad areas: long-term strategic planning; business transformation and innovation; the positioning and delivery of our responsible business and net zero commitments; and succession planning and leadership capabilities.

Like most energy companies, we are challenged by the agenda of 'the energy transition', knowing that we can't do everything. Thus, we must be clear about what it means for National Grid when we say we are "at the heart of the energy transition." Given the scope of the ambition to decarbonise the economies of the UK and the US, all our businesses have opportunities for growth. But as a Board, we are responsible for approving the allocation of capital to deliver long-term value and returns. Throughout the year, we examined the investment needed in infrastructure to deliver not just the energy transition, but to maintain safe, affordable and reliable service, our primary obligation.

74

National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

We've been briefed and have discussed and debated topics in line with our focus areas. This includes the reliability and availability of the supply chain and workforce skills and capabilities to deliver the energy transition, the organisational structure to deliver the large number of major capital projects, the related capital expenditure and future financing strategy, and our strategy to influence policy and regulation.

We again retained an independent advisor to assess the Board's effectiveness, with the keynote being honest conversations that focus on improving our processes and enhancing relationships to promote transparency. The findings from this effectiveness review helped to shape the Board's goals and practices. Further information can be found on page 86.

Employee engagement

In addition to our various Board and Committee deliberations, we've spent time with employees in a variety of settings. We have invited several levels of leadership within each of the business units to join the Board in informal discussions and heard from new leaders on their first impressions of the organisation. Board members routinely host small group discussions with a cross-section of employees, from those long-tenured to new joiners, from apprentices and trainees to managers of large teams. These discussions address various themes, ranging from specific business areas to DEI and culture. Directors are encouraged to undertake site visits – ranging from centralised technology and training centres to construction and maintenance work in progress. These visits allow the Board to gauge the temperament and culture of the various business units that make up National Grid as a whole, and to promote the principle of transparency and open communication.

The People & Governance Committee discussed our alternative Board workforce engagement arrangement of 'Full Board Employee Voice' and determined that it remains appropriate for the year ahead as it provides meaningful engagement across all parts of the business by all Directors.

Board composition and changes

Succession planning remains a key focus for the Board. As I've noted in earlier reports, the Board has changed in composition materially since the pandemic, as many Non-executive Directors reached the nine-year mark of their tenure. As such, the People & Governance Committee has had a full agenda on planning for Director succession, balancing various considerations, including: the need for specific skills at any point in time in the evolution of the business; staggering Board service so that multiple Directors aren't joining or departing at the same time; and ensuring diversity of gender, ethnicity and background to enable collaboration and constructive challenge in the boardroom. This past year was no exception, as we made changes in Board composition and Committee responsibilities.

As noted elsewhere, Thérèse Esperdy stood down as a Director on 31 December 2023, following more than nine years on the Board. Thérèse was an exceptional Director and I know I speak on behalf of the entire Board in saying that her presence is missed, professionally and personally. Ian Livingston, who joined the Board in 2021, succeeded Thérèse as our Senior Independent Director. Changes to the Chair roles of our Committees included Ian succeeding Thérèse as Chair of the Finance Committee and stepping down as Chair of the Remuneration Committee, and Martha Wyrsch succeeding Ian as Chair of the Remuneration Committee.

In January 2024, I was pleased to welcome Jacqui Ferguson to the Board as an independent Non-executive Director. Jacqui brings to the Board a broad perspective from her experience and knowledge of large-scale, growth-oriented technology environments. In the same month, Liz Hewitt stepped down from the Board as she had assumed governance responsibilities elsewhere. I am grateful to Liz for her service and for her efforts to enhance the Board's stewardship of risk and controls during her tenure as Chair of the Audit & Risk Committee.

Since the People & Governance Committee has an active process of recruitment ongoing – and as the Company's business priorities change over time – I expect that we will continue to recruit new Directors. We remain ambitious in ensuring that we have a diverse Board as well as a diverse leadership complement.

Other stakeholder engagement

As Chair, I have met a range of investors during the year as part of our comprehensive investor relations programme. Our Committee Chairs are also available to engage with investors and investor bodies on areas within their remit. The Board has met with various senior government officials and regulators at Board meetings so that we can understand their issues and concerns first-hand.

Further information on the Board's engagement with our key stakeholders can be found in the 'Board engagement' section on pages 85 to 86.

The Board was pleased to respond to the government's consultation on changes to the UK Corporate Governance Code, which will apply for our financial year beginning 1 April 2025.

AGM

I look forward to welcoming shareholders to our AGM, which will be held in Warwickshire on 10 July 2024. This will be a hybrid meeting, providing the opportunity for shareholders to join online or in person. Further details can be found in the Notice of AGM, which will be published in due course and made available on our website.

Looking forward

Alongside the Board's approval of the new five-year financial framework, which includes a significant increase in investment, it approved a fully underwritten Rights Issue. This is an unprecedented time for our industry that is creating significant opportunities for National Grid today, over the next five years and for decades to come. As a Board, we remain focused on the key matters of strategic importance to the business and providing both support and challenge to the executive team to ensure the long-term sustainable success of the business.

Paula Rosput Reynolds

Paula Rosput Reynolds
Chair



Paula Rosput Reynolds visiting our Smart Path Connect Project near Boonville, New York, which is an under construction 345 kV transmission project.

75 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance overview

We have a high-functioning, diverse and balanced Board. Our governance framework ensures that the Board is effective in its decision making and in its oversight of the Group's activities, complementing our values of do the right thing, find a better way and make it happen.

Governance structure

The schedule of matters reserved for the Board and the Terms of Reference for each of our Board Committees are available in our Board Governance document.

Our governance framework

Board of Directors

Collectively responsible for the effective oversight of the Group. It determines the Group's strategic direction and objectives, business plan, dividend policy, viability and governance structure to help achieve long-term success and deliver sustainable shareholder value. It also plays a major role in setting and leading the Group's culture and sustainability goals. It considers key stakeholders in its decision making and, in doing so, ensures that Directors comply with their duty under section 172 of the Companies Act 2006 (see pages 82 and 83).

To operate efficiently and enable appropriate oversight and consideration over relevant matters, the Board delegates certain responsibilities to the Board Committees.

Each Committee Chair reports to the Board on their respective Committee's activities after each meeting, and papers and minutes are available to all Directors unless there is an actual or perceived conflict of interest.

People & Governance Committee (P)

Reviews the structure, size and composition of the Board and its Committees, and advises the Board on its succession planning and that of the Group Executive Committee. It ensures that the Board is diverse, with the appropriate balance of skills, experience, diversity, independence and knowledge, and oversees the effectiveness of the Board's workforce engagement strategy. It monitors the Board's corporate governance framework.

Committee report – **pages 88 – 89**

Audit & Risk Committee (A)

Assists the Board in discharging its responsibilities for the integrity of the Company's financial statements, risk management, assessment of the effectiveness of internal controls, and internal and external audit.

Committee report – **pages 90 – 95**

Safety & Sustainability Committee (S)

Assists the Board in fulfilling its oversight responsibilities in respect of safety and sustainability, which includes reviewing and challenging the related strategy, targets and performance of the Group.

Committee report – **page 96**

Finance Committee (F)

Monitors the financial risk of the Group and sets the finance policy.

Committee report – **page 97**

Remuneration Committee (R)

Determines the remuneration framework for the Chair, Executive Directors and Group Executive Committee members, and oversees the remuneration practices and policies for the wider workforce.

Committee report – **pages 98 – 114**

76

National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Board composition and roles

As at the date of this report, our Board comprises a Non-executive Chair (independent on appointment), two Executive Directors (Chief Executive and Chief Financial Officer) and eight independent Non-executive Directors. There is a clear division of responsibilities between the Chair, the Chief Executive and the Senior Independent Director.

The key responsibilities of each role are set out in our Board Governance document: **nationalgrid.com/about-us/corporate-information/corporate-governance**

Biographies of each of our Directors can be found on **pages 78 and 79.**

E

Group Executive Committee and other management committees

Our Group Executive Committee oversees the safety, operational and financial performance of the Company. It is responsible for making the day-to-day management and operational decisions it considers necessary to safeguard the interests of the Company and to execute the strategy, business objectives and targets established by the Board.

Biographies for the Group Executive Committee members: **nationalgrid.com/about-us/our-leadership-team/the-executive-committee**

The Group Executive Committee is supported by several management committees, including:

Safety, Health & Sustainability Committee

Reviews and manages Group-wide safety, environment and health tracking/monitoring and related decisions.

Reputation & Stakeholder Management Executive Committee

Assesses the broader external context in which the Company operates and provides strategic oversight for external engagement.

Ethics, Risk & Compliance Committee

Oversees the implementation of the Group's risk management and compliance framework and assessment of the Group's principal risks.

Policy & Regulation Committee

Agrees and provides strategic oversight of Group public policy priorities and positions.

Investment Committee

Has delegated authority to approve investment decisions across the Group.



Left to right: John Pettigrew, Andy Agg, Alice Delahunty, Carl Trowell, Cordi O'Hara, Rudolph Wynter, Lisa Wieland, Katie Jackson, Justine Campbell, Talvis Love, Ben Wilson, Courtney Geduldig and Will Serle.

77 National Grid plc Annual Report and Accounts 2023/24

Our Board

Key

- (A) Audit & Risk Committee
- (F) Finance Committee
- (P) People & Governance Committee
- (R) Remuneration Committee
- (S) Safety & Sustainability Committee
- (E) Group Executive Committee
- ◆ Committee Chair

Biographies, tenure and age as at 22 May 2024



Paula Rosput Reynolds (67)

Chair

Appointed: Chair with effect from 31 May 2021 and to the Board on 1 January 2021

Tenure: 3 years

Skills and competencies: Paula brings a wealth of board-level experience to National Grid, having led global companies in the energy and financial sectors. She has over 20 years' experience as a Non-executive Director in both the UK and US across multiple sectors and businesses and has brought a strategic and regulatory lens on issues to the Board. During her career, Paula has played a vital role with several company-wide transformations and mergers. She is recognised for having transformed AGL Resources from a local utility into a multi-state energy and telecommunications company and for materially enhancing the operating and financial performance of Safeco Corp, a US insurance company that was ultimately acquired by Liberty Mutual.

External appointments:

- Non-executive Director of GE Vernova and Chair of the Safety & Sustainability Committee
- Non-executive Director of Linde plc



John Pettigrew (55)

Chief Executive

Appointed: Chief Executive with effect from 1 April 2016 and to the Board on 1 April 2014

Tenure: 10 years

Skills and competencies: John has extensive experience in the utility sector. He joined National Grid as a graduate in 1991 and has progressed through many senior management roles. As Chief Executive, John is responsible for executive leadership and day-to-day management of the Group, bringing significant know-how and commerciality to ensure delivery of the strategy. He has delivered transformational organisational and portfolio change, positioning National Grid strongly for the energy transition. John engages widely with governments, policy makers and other stakeholders, helping to shape energy policy. He is a Fellow of the Energy Institute and of the Institution of Energy and Technology.

External appointments:

- Senior Independent Director of Rentokil Initial plc



Andy Agg (54)

Chief Financial Officer

Appointed: 1 January 2019

Tenure: 5 years

Skills and competencies: Andy trained and qualified as a chartered accountant with PricewaterhouseCoopers and is a member of the Institute of Chartered Accountants in England and Wales. Joining National Grid in 2008, Andy has significant financial experience and commercial acumen, having held a number of senior finance leadership roles across the Group, including Group Financial Controller, UK Chief Financial Officer and Group Tax and Treasury Director. Andy has in-depth knowledge of National Grid, in both the UK and the US, and has broad experience across operational and corporate finance roles, including a proven track record of leading and delivering value-creating strategies, significant transformation programmes, and significant transactional experience. Andy is also a member of the 100 Group Main Committee and Chair of the Tax Committee contributing to domestic and international finance and regulatory matters.

External appointments:

- Non-executive Director of Weir Group plc



Ian Livingston (59)

Senior Independent Non-executive Director

Appointed: 1 August 2021

Tenure: 2 years

Skills and competencies: Ian brings a wealth of experience to National Grid, having been both CEO and CFO of BT Group plc, and CFO of Dixons Group. In addition to a highly successful executive career, he has also had extensive non-executive experience in large UK and US public companies as board, audit and remuneration committee chair.

Ian also has significant experience of large, regulated companies operating in both the UK and internationally. He is a member of the House of Lords and has also previously served in the UK government as Minister of State for Trade and Investment. He is a qualified Chartered Accountant.

External appointments:

- Non-executive Director of S&P Global Inc.
- Chair of BGF Group plc
- Member of the House of Lords



Anne E. Robinson (53)

Independent Non-executive Director

Appointed: 19 January 2022

Tenure: 2 years

Skills and competencies: Anne has over 20 years' legal experience in the financial services industry, where she has counselled senior executives on a wide range of legal, regulatory and business issues. She currently serves as Managing Director, General Counsel and Corporate Secretary of the Vanguard Group, Inc. Anne brings to the Board expansive and varied legal experience in the financial services and consulting fields as well as experience of working closely with boards and investors on a broad range of ESG issues. Anne earned a BS from Hampton University and a JD from Columbia University Law School and is an advocate for sponsorship and mentorship of other women in the legal profession.

External appointments:

- Managing Director, General Counsel and Corporate Secretary of The Vanguard Group, Inc.



Earl Shipp (66)

Independent Non-executive Director

Appointed: 1 January 2019

Tenure: 5 years

Skills and competencies: Earl has substantial experience in the global industrial and energy sectors as an Executive and Non-executive Director. With a career of over 40 years in the chemical industry, he has a track record of successfully leading transformative growth projects and driving pioneering technology innovation.

Earl is a former chair of the US Federal Reserve Bank of New Orleans and was a member of the Federal Reserves Energy Advisory Committee for several years. He has an enhanced knowledge of cyber risk having graduated from the Carnegie Mellon University Cyber-Risk Oversight Program for Corporate Directors.

External appointments:

- Non-executive Director of Olin Corporation
- Non-executive Director of Great Lakes Dredge and Dock Co.



Jonathan Silver (66)

Independent Non-executive Director

Appointed: 16 May 2019

Tenure: 5 years

Skills and competencies: Jonathan has considerable knowledge of the US-regulated energy environment, and experience and understanding of integrating public policy and technology into a utility. Jonathan's previous work in the US Department of Energy included leading the federal government's $40 billion clean energy investment fund and a $20 billion fund focused on electric vehicles. Jonathan's strong background in finance and government policy, along with his long career at the intersection of policy, technology, finance and energy brings innovative insight to the Board's policy discussions and to its interaction with management.

Jonathan's former roles include consultant at McKinsey in the Financial Institutions practice, COO of Tiger Management, Senior Advisor to Guggenheim Securities and Senior Policy Advisor to the US Secretary of Commerce and the US Secretary of the Interior.

External appointments:

- Non-executive Director of Intellihot, Inc.
- Advisor at Apollo Global Management, Inc.



Tony Wood (58)

Independent Non-executive Director

Appointed: 1 September 2021

Tenure: 2 years

Skills and competencies: Tony has proven business leadership credentials as an experienced Chief Executive and brings to the Board significant engineering experience. Tony is also a Fellow of the Royal Aeronautical Society. He was most recently Chief Executive of Meggitt plc and led the operational and cultural transformation of the company, transitioning from an industrial holding structure to a focused and customer-led business, leveraging technology investment.

Tony was formerly President of the Aerospace division of Rolls Royce plc and developed a strong reputation as an operator, turning around and growing several challenging business units and internationalising the company's footprint.

External appointments:

- Non-executive Director of Airbus SE

78 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance


A

Jacqui Ferguson (53)
Independent
Non-executive Director

Appointed: 1 January 2024

Tenure: Less than a year

Skills and competencies: Jacqui has significant non-executive experience in complex science and technology-centric businesses and in her executive career as a divisional CEO in the technology industry. She has global broad business experience, including in mergers and acquisitions, and has worked across numerous international and emerging markets. Jacqui has expertise in leading technology-enabled transformations, digital, cyber security, technology and business process solutions. Jacqui has formerly held various senior positions with Hewlett Packard (HP), including Chief of Staff to the Chairman and CEO, SVP HP Enterprise Services, Electronic Data Systems (which was acquired by HP) and KPMG.

External appointments:

- Chair of Tesco Bank
- Senior Independent Director and Remuneration Committee Chair of Croda International plc
- Senior Independent Director at Softcat plc


A
F
R

Iain Mackay (62)
Independent
Non-executive Director

Appointed: 11 July 2022

Tenure: 1 year

Skills and competencies: Iain has significant financial experience, gained in a range of sectors and operating in regulated environments globally. He was most recently Chief Financial Officer at GSK plc, where he was responsible for several of its key global functions, including Finance, Investor Relations and Technology. Prior to this, Iain was Group Finance Director at HSBC Holdings plc for eight years, working across Asia, the US and Europe, and previously worked at General Electric, Dowell Schlumberger and Price Waterhouse. Iain's extensive background knowledge and financial expertise allow him to effectively chair the Audit & Risk Committee. Iain is a member of the Institute of Chartered Accountants of Scotland, holds an MA in Business Studies and Accounting, and received an Honorary Doctorate from Aberdeen University in Scotland.

External appointments:

- Non-executive Director of Schroders plc
- Non-executive Director of UK Government Investments Ltd


R
S

Martha Wyrsch (66)
Independent
Non-executive Director

Appointed: 1 September 2021

Tenure: 2 years

Skills and competencies: Martha has held a number of senior positions in the energy industry and has significant experience of the US market. She has served as General Counsel of energy and utility companies and was CEO of the divisions of major energy companies, including a major international gas transmission business, as well as leading the growth and development of the renewables business of Vestas in the US.

As an accomplished Director for publicly listed companies in both the UK and the US, Martha brings to the Board relevant experience across the renewable energy sector, as well as a strong understanding of the US regulatory environment, having previously held leadership roles in large US-regulated utility businesses.

External appointments:

- Director of Quanta Services, Inc.
- Director of First American Financial Corp


E

Justine Campbell (53)
Group General Counsel
& Company Secretary

Appointed: 1 January 2021

Tenure: 3 years

Skills and competencies: Justine served as Group General Counsel and Company Secretary at Centrica plc, a leading energy retail and trading company with operations in the UK and US. She has particular expertise in heavily regulated sectors, having held senior executive positions with responsibility for legal, regulatory, risk, compliance and public affairs at international telecommunications companies Telefonica and Vodafone. Justine qualified as a corporate lawyer at Freshfields and spent a number of years advising on regulatory and anti-trust matters in both London and Brussels.

Justine is responsible for safety, legal, risk, compliance and corporate governance activities across the Group.

External appointments:

- Member of the GC100 Group Executive Committee

Board independence[1]



- Executive **2** (20%)
- Non-executive **8** (80%)[1]

Non-executive Directors' tenure



- 0 – 3 years **6** (67%)
- 3 – 6 years **3** (33%)

Board gender representation



- Male **7** (64%)
- Female **4** (36%)

Senior management[2] gender representation



- Male **7** (54%)
- Female **6** (46%)

1. Excludes Chair, who was independent on appointment.
2. In accordance with the Code, senior management is defined as the ELT (including the CEO, CFO and the Company Secretary).

Board meeting attendance

The table below sets out Directors' attendance at the six scheduled Board meetings held during the year ended 31 March 2024. One ad hoc meeting was held during the year.

Directors	Attendance
Paula Rosput Reynolds ●	6/6
John Pettigrew	6/6
Andy Agg	6/6
Ian Livingston	6/6
Jacqui Ferguson[1]	2/2
Iain Mackay	6/6
Anne Robinson	6/6
Earl Shipp	6/6
Jonathan Silver	6/6
Tony Wood	6/6
Martha Wyrsch[2]	5/6
Former Directors	
Thérèse Esperdy[3]	4/4
Liz Hewitt[4]	4/5

● Board Chair

1. Jacqui Ferguson joined the Board on 1 January 2024 and attended all meetings held after her appointment.
2. Martha Wyrsch was unable to attend a Board meeting in May 2023 due to a serious family illness. She received all Board papers and had the opportunity to provide comments to the Board prior to the meeting.
3. Thérèse Esperdy stepped down from the Board on 31 December 2023.
4. Liz Hewitt stepped down from the Board on 31 January 2024. She was unable to attend the Board meeting in May 2023 due to a prior commitment. She received all Board papers and had the opportunity to provide comments to the Board in advance of the meeting.

79 National Grid plc Annual Report and Accounts 2023/24

Board focus during the year

Our Board is collectively responsible for the effective oversight of the Company and its businesses. It is responsible for establishing the Company's strategy, purpose, values and culture.

To help it achieve this aim, the Board has a structured agenda set around strategy, performance, people and culture, and risk, controls and governance. The Board considers key stakeholders in its decision making and, in doing so, ensures that Directors comply with their duty under section 172 of the Companies Act 2006 (see our Section 172(1) Statement on page 82).

Our stakeholders considered in Board discussions

Colleagues | Investors | Regulators | Communities | Customers | Suppliers

Strategy

Strategic priorities	The Board spent time discussing the Group's future strategy and strategic priorities (see page 10) and the execution against those in place for 2023/24 as well as transformation activities. External insights were provided throughout the year to enhance the Board's understanding of different stakeholder perspectives and to increase knowledge on the industry and macro issues impacting the business in both the UK and the US. This included discussions with external advisors and stakeholders, including regulators, government and investors.
Financial Strategy and Strategic Business Plan 2023 (SBP23)	The Board, with the support of the Finance Committee, considered the financing strategy of the Group in light of its future capital investment plans. The Board discussed and approved the SBP23 and the annual budget for 2024/25. In November 2023, it approved the updated five-year financial framework for the period from 2021/22 to 2025/26 and in May 2024, the five-year financial framework for the period from 2024/25 to 2028/29. The Board considered and discussed a number of matters in relation to the proposed Rights Issue, including being updated on the progress of the different workstreams and impact on stakeholders. On 22 May 2024, the Board approved the fully underwritten Rights Issue.
Dividend	The Board considered and approved the 2023/24 interim dividend and the dividend policy, and recommended the proposed 2023/24 final dividend to shareholders. See page 73 for further information.
Responsible business and commitments	The Board, via the Safety & Sustainability Committee, discussed our responsible business commitments as set out in our updated Responsible Business Charter, including key strategic enhancements to keep pace with stakeholder expectations. It oversees our sustainability strategy and progress in this area, which is reported to the Board. On the recommendation of the Safety & Sustainability Committee, the Board approved 1.5°C-aligned near-term emissions targets and the CTP (see page 38). The CTP will be put to an advisory shareholder vote at the 2024 AGM.
Regulatory strategy	The Board considered the strengthening of regulatory strategy to influence policy and regulation to enable delivery of the energy transition. The Board was updated on upcoming UK price controls and rate case filings in the US. This included undertaking a review with management of the rate case filing for the multi-year rate settlement for our two downstate New York gas distribution businesses, KEDNY and KEDLI, and subsequent progress towards a joint proposal with the New York Public Service Commission. In addition, the Board was updated on the Massachusetts Electric (MECO) rate filing which was submitted in November 2023.
ESO separation	The Board was kept updated on progress of the work that was being undertaken in preparation for the separation of the ESO from the Group. Further to the enactment of the Energy Act 2023, the Board was kept updated on the progress of the transaction and discussions with UK government.

80 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Execution of strategy

Performance and execution of strategy	The Board continued to keep under review the Group's portfolio to ensure we are best positioned to drive value for our shareholders. The Board received regular updates from the Chief Executive on overall performance, operations and progress against strategic initiatives. As part of monitoring the performance of the Group, the Board also received updates from each business unit on their performance and strategic priorities, and spent time discussing the opportunities and risks facing each of our businesses, particularly given the evolving regulatory, political and macro landscape and stakeholder sentiment, and how we are managing these. It further considered how we are building the transmission networks for the future and the related opportunities and challenges. Further to the refreshed strategy to be a pre-eminent pureplay networks business, the Board agreed to the commencement of a sale process in relation to Grain LNG and National Grid Renewables.
Major capital projects	The Board spent time discussing the Strategic Infrastructure business unit organisational structure and its progress on the 17 projects being delivered under the ASTI framework (as awarded by Ofgem). It was also mindful of how the teams are working with impacted communities as we develop the critical infrastructure needed in the UK as part of The Great Grid Upgrade, for example, along the East Coast. It was also kept updated on the progress of other major capital projects across the Group.
Financial performance	The Board was updated by the CFO at each meeting on the current financial performance for the period against budget and the full-year outlook. The Board considered and approved the half-year and full-year results, including any external guidance and the Viability Statement and five-year outlook. The Board received regular reports on our top investors, movements in the share register, share price performance and how we are engaging with institutional investors and analysts. The interaction with debt investors is discussed by the Finance Committee.
Ethics, compliance and litigation	The Board received updates on material current and potential litigations or disputes, and considered the likely impact on the Group's stakeholders and reputation. Through the Audit & Risk Committee, it was kept updated on any ethics and compliance investigations, including all material issues reported via either of the Group's confidential helplines – the internal helpline and the external 'Speak-up' helpline.

People and culture

Safety	The Board, with the support of the Safety & Sustainability Committee, monitored safety performance during the year. Updates were provided on the ongoing investigation on the fatality at Ludlow in UK ED and how learnings have been used to continue to develop the safety culture across UK ED and the Group. Following the fatalities at Waltham, Massachusetts, the Safety & Sustainability Committee was provided with an update on a review of work zone safety practices and future enhancements.
Culture	The Board monitored and assessed both the culture of the Group and its alignment with the Company's purpose, values and strategy (see page 84). The Board also heard from new leaders on their first impressions of the organisation.
Capabilities and succession	The Board, through the People & Governance Committee, considers leadership, capabilities, development and succession planning across the organisation as well as changes to the Board and Group Executive Committee. On the recommendation of the People & Governance Committee, the Board approved the appointment of Jacqui Ferguson to the Board as a Non-executive Director (see page 87) and changes to the composition of the Committees and Committee Chairs.

Risk, controls and governance

Review and approval of GPRs and emerging risks	The Board, with the support of the Audit & Risk Committee, assessed the effectiveness of the Group's internal control and risk management processes. Together with the Board Committees, it assesses the GPRs as well as the emerging risks and changes to these and how we manage and mitigate them (see pages 22 – 30). As part of deepening the Board's understanding of the Group's cyber security risk, it met with representatives from the US Cybersecurity and Infrastructure Security Agency (CISA) and visited the Cyber Operations Centre in Massachusetts, as well as meeting with both the National Grid US and UK security teams.
Reporting	The Board considered the Annual Report, which was subsequently approved on the recommendation of the Audit & Risk Committee (see page 90), on the basis that, taken as a whole, it was fair, balanced and understandable, and provided the information necessary for shareholders to accurately assess the Group's position and performance, business model and strategy. It also considered and approved the Form 20-F. The Board approved the Responsible Business Report on the recommendation of the Safety & Sustainability Committee.

81 National Grid plc Annual Report and Accounts 2023/24

Key decisions and engagement

Effective engagement with our stakeholders is key to successful achievement of the Group's long-term strategy.

Section 172(1) Statement

During the year, the Directors acted in the way they considered, in good faith, was most likely to promote the long-term success of the Company for the benefit of its members as a whole, with due regard to stakeholders and the matters set out in section 172 of the Companies Act 2006.

The Board recognises its responsibilities to each of the Group's stakeholder groups and to wider society. The Directors endeavour to ascertain the interests and views of our stakeholders and consider these when making decisions.

The Board acknowledges its responsibility for setting and monitoring the culture and values of the Group and the importance of maintaining a reputation for high standards of business conduct. Every day our colleagues seek to live by our values – do the right thing, find a better way and make it happen – and consider these in making decisions. When making key decisions, the Directors have regard to all stakeholders but also acknowledge that not every decision will have the preferred outcome for each stakeholder.

The Board strives to balance the different and competing priorities and interests of the Group's stakeholders in a way compatible with the long-term, sustainable success of the business and which maintains a standard of business conduct aligned to our values and purpose.

Pages 80 – 86 comprise our Section 172(1) Statement.

Further details on how we engage with our stakeholders can be found on **pages 42 – 43**

Our Board's engagement is detailed on **pages 85 – 86**

How the Board had regard to Section 172 matters

Section 172		Key examples
A	**The likely consequence of any decision in the long term**	Our strategy and business model, **pages 4 – 5** and **pages 16 – 17**
B	**The interests of the Company's employees**	Workforce engagement, **page 85** Our people, **page 40**
C	**The need to foster the Company's business relationships with suppliers, customers and others**	Our commitment to being a responsible business, **pages 37 – 41** Our stakeholders, **pages 42 – 43**
D	**The impact of the Company's operations on the community and the environment**	Our commitment to being a responsible business, **pages 37 – 41** Our stakeholders, **pages 42 – 43** TCFD, **pages 44 – 58**
E	**Maintaining a reputation for high standards of business conduct**	Our commitment to being a responsible business, **pages 37 – 41** Our stakeholders, **pages 42 – 43** Corporate Governance overview, **page 76**
F	**The need to act fairly as between members of the Company**	Our stakeholders, **pages 42 – 43** Shareholder engagement, **page 86**

82 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Key decisions taken during the year

The following table provides examples of decisions taken by our Board during the year which demonstrate how section 172 has been taken into account as part of Board discussions and decision making. The Board's key focus areas for 2023/24 can be found on pages 80 and 81.

Our stakeholder groups

Colleagues | Investors | Regulators | Communities | Customers | Suppliers

Adopting 1.5°C-aligned near-term science-based targets

Section 172 considerations

A B C D E F

Context

The Board considered whether to approve the adoption of 1.5°C-aligned near-term science-based targets, and aligning our long-term net zero target to a 2040 target date, increasing our ambition to mitigate our impact on climate change from our own emissions. Since 2021, we have had well below 2°C-aligned near-term science-based targets alongside our 2050 net-zero target.

The Safety & Sustainability Committee reviewed and considered the 1.5°C targets recommended by the SBTi and the 2040 target date required if aligning to the SBTi net-zero standard. In reviewing these targets, the Directors took into consideration the requirements of new near- and long-term targets and their likely strategic impact. The Directors also took into consideration the views of investors, customers, communities and governments, and the impact on all stakeholders and the wider environment in working to reduce the Company's emissions.

Stakeholder groups considered

Decision taken

Although the lack of a SBTi gas sector specific pathway and the SBTi requirement for companies classed as electric utilities to be net zero by 2040 meant that the Company is unable to align to the SBTi long-term net zero standard, the Directors agreed that it was important to adopt the new near-term targets aimed at limiting temperature increases to 1.5°C. These near-term targets are considered to be consistent with our business strategy and our role in enabling the energy transition. We are actively engaging with SBTi on the evolution of their net zero standard.

Given the decision to approve new near-term emissions reduction targets, it was also agreed to update our CTP, setting out our plans, actions and assumptions to achieve these targets.

Outcome

The Company has set, and is working towards, targets to reach net zero by 2050. Working to these new targets will mean greater reductions in our Scope 1, 2 and 3 emissions, which are aligned with our strategy and investment programmes across the Group. Shareholders will be invited to vote on a non-binding advisory resolution on the updated CTP at the Company's 2024 AGM.

Responsible Business Charter (RBC)

Section 172 considerations

A B C D E F

Context

Our RBC, which was first published in 2020, sets out our commitments to responsible business. In 2023, the RBC was reviewed and changes were discussed with the Safety & Sustainability Committee.

Stakeholder groups considered

Decision taken

In 2023, the Safety & Sustainability Committee reviewed and considered the refreshed RBC, which set out the Company's updated responsible business commitments focusing on three pillars of our environment, our customers and communities, and our people. The RBC was revised to reflect changes in our operations and environment, and simplified to ensure that it focused on the matters of key importance for us and our stakeholders. In reviewing the refreshed RBC, the Directors considered the impact of the RBC on each of the key stakeholders and their expectations in respect of our responsible business commitments.

Outcome

The refreshed RBC and the commitments therein was considered by the Safety & Sustainability Committee and the Board and published in September 2023. The RBR, which will be published online in due course, reports progress against our commitments laid out in the refreshed RBC. By embedding our commitments into our business operations, we aim to continuously drive progress towards our responsible business goals.

83 National Grid plc Annual Report and Accounts 2023/24

How the Board monitors culture

The Board plays a significant role in monitoring and assessing both the culture of the Group and its alignment with the Company's purpose, values and strategy. It is supported by the People & Governance Committee, which identifies opportunities to strengthen culture, and the capabilities that underpin it, in a way that serves the future strategic goals of the Company.

The Board, through the People & Governance Committee, considers the leadership capabilities, development and succession planning across the organisation. Following each People & Governance Committee meeting, the Committee Chair reports back to the full Board, providing the opportunity for all Directors to actively engage in monitoring the Company's culture. The Board assesses the Company's culture and the progress being made from two key data sources:

- lagging indicators from the Grid:voice employee engagement survey and the Spencer Stuart culture diagnostic; and
- leading indicators taken from the culture change activity underway across the organisation.

Grid:voice colleague engagement survey

The findings of this year's Grid:voice survey were encouraging. Our engagement remains high, with 78% of colleagues taking part in our Grid:voice survey, the highest number of responses we have ever had. Engagement and advocacy scores remain very strong, with our overall employee engagement index score at 81% favourable, four points higher than the high-performing norm in the Korn Ferry benchmark*. Our colleagues also say they can talk openly to their manager across a range of topics, including their safety and wellbeing, and that the sense of care colleagues feel is a strength of the Company's culture.

* The Korn Ferry benchmark comprises the average survey scores from over 700,000 employees in 55 high-performing organisations around the world in a variety of industries.

The tone set from the top by leaders and line managers across the organisation has significant influence on engagement. Recognising this, the Company's 'leadership index' sets expectations for leadership behaviour and provides actionable insight for leaders to focus development that has a positive impact on their immediate team. In 2023/24, we saw continued progress to demonstrate leaders behaved in line with our values, either in accordance with or above our expectations. We have a number of programmes to help our leaders achieve their potential and drive company performance. Our future leaders, experienced leaders and executive potential programmes help us develop leaders who are capable and equipped to lead the transformational change needed to deliver the clean energy transition.

Culture diagnostic

Our 'purpose' remains embedded as a core behaviour of the organisation and featured prominently within our culture diagnostic work.

To help us achieve our vision for a clean, fair and affordable energy future, we have strengthened our culture to become more purpose-led and results-driven. Through our annual culture diagnostic in January 2024, we have seen that a focus on results is the leading characteristic, while a sense of purpose and responsibility is deeply ingrained in our core behaviours – it's just how it feels to work at National Grid. This has been the result of deliberate focus in recent years and is an important underpin for company performance and our impact on society as a force for good.

Leading indicators of change

In addition to quantitative data and insight from our culture diagnostic and Grid:voice engagement survey, the Board monitors activities that are helping to shape our values-led culture and drive company performance.

Our established Appreciate Recognition scheme allows colleagues to recognise peers who have demonstrated our values in their work. Living our Values is an initiative that amplifies the stories of those who have gone above and beyond as role models of our values, culminating in an awards programme to recognise their achievements.

Looking forward

We are integrating our updated strategic priorities into how we measure results, from the performance contracts we have in place for each business unit or function, to the individual objectives of each one of our colleagues. This means that, whatever their role, everyone has a clear understanding of the positive impact they have on company performance and society as a whole. The Board will continue to oversee this area.

For further information on culture **please see pages 5 and 40**



Non-executive Directors visiting the electric substation training room at the Millbury training centre in Massachusetts.

84 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Board engagement

Engagement is key to the Group's long-term success. The Board engages with key stakeholders both directly and indirectly, ensuring it understands their interests and takes them into account in Board decision making. This complements other engagement with the workforce (as set out on page 43). You can read the Board's Section 172(1) Statement on page 82.

Workforce engagement

Throughout the year, we continued with our 'Full Board Employee Voice' approach. This builds on existing colleague engagement methods and communication channels to ensure meaningful engagement is achieved across all parts of the business by our Board. During the year, the Board's engagement included the activities set out in the table below.

Engagement activity	Engagement in action
Workforce engagement sessions These are small engagement sessions between a couple of Non-executive Directors and colleagues across our workforce of varying levels of seniority. The sessions are open discussion and based on specific themes and topics.	• In June 2023, an employee round table on workforce remuneration was held between the Chair of our Remuneration Committee and a group of colleagues to share views on remuneration and encourage an open dialogue. • In September 2023, four Non-executive Directors met colleagues at our New York office to discuss the Group's risk mitigation and climate transition approach. • In September 2023, the Audit & Risk Committee members met the local finance team at our New York office.
Meeting our talent To enable our Board to meet our high-potential colleagues informally, we periodically have opportunities for members of the Board to meet the broader colleague population.	• The Board of Directors met with our US Senior Leadership Group in September 2023. • Two of the Non-executive Directors and the Chief Executive met with our UK and US engineering talent in June 2023 in London and October 2023 in New York. Discussions included net zero innovations and digital engineering solutions. • Our Chief Executive holds bi-annual colleague webcasts, which provide all colleagues with the opportunity to ask him questions on any subject in an informal forum. Together with the Group Executive Committee he also holds monthly discussions with the Senior Leadership Group.
Employee Resource Groups (ERGs) ERGs across the UK and US are voluntary, employee-led groups whose aim is to foster a diverse, inclusive workplace, aligned with the organisations they serve. Our Board interacts with the ERGs to better understand their key areas of focus and future direction.	• In June 2023, some Non-executive Directors attended our ERG summit held in New York, which included a review of progress made and a discussion on ways to enhance our ERGs across the Group. • In Black History Month in October 2023, two of our Non-executive Directors, Earl Shipp and Anne Robinson, held a fireside chat with the General Counsel DEI Committee to share career experiences. • In March 2024, two Non-executive Directors met colleagues from the Alliance of Black Professionals ERG in Massachusetts. During these sessions, the Directors were updated on their DEI discussions, programmes and plans for the future of the ERG.
Site visits Non-executive Directors are encouraged to visit operational and field sites across the Group. This provides them with the opportunity to hear views from colleagues and engage in meaningful conversation, whilst enhancing their understanding of our vital operations. In addition to this, our Chair routinely visits our UK and US sites to meet with operating and planning teams.	Our Non-executive Directors visited a number of sites during the year, including: • the Gowanus canal, a former Manufacturing gas plant (MGP) site in Brooklyn, New York, US; • the Galloper offshore wind farm off the coast of Suffolk, UK; • the Bramford Twinstead Project substation and the Eastern Green Link HVDC electrical link site in south Lincolnshire, UK; and • the Cyber Security Operations Centre, the Gas and Electricity Control Centres and the Millbury Training Centre, a facility focused on training for field-based work and electrical systems operations, in Massachusetts, US.

Feedback and engagement insight

Following engagement activities, the Board takes the time to discuss the views of the workforce and take these into consideration throughout wider Board and Committee discussions. To supplement direct engagement, periodic updates are shared by management on progress with engagement and culture through our two main colleague insight tools – the Grid:voice employee engagement survey and the culture diagnostic.

Further details on Grid:voice can be found on **page 40**

Looking ahead

The People & Governance Committee monitors the effectiveness of the Board's chosen engagement methods in line with the requirements of the Code. This Committee continues to feel that the variety of engagement provides a valuable means of building and maintaining trust and communication, whilst providing our colleagues with an appropriate forum to influence change.

85 National Grid plc Annual Report and Accounts 2023/24

Board engagement continued

Shareholder engagement

The Board is committed to maintaining strong communications with our investors (both equity and debt). The Company has a comprehensive investor relations programme where it meets a range of key investors in person or virtually at small meetings and larger investor roadshow events. Retail shareholders are managed by Company Secretariat and debt investors by Treasury. The Chair has made routine contact with shareholders who are interested in discussing Board governance. In addition, Committee Chairs such as the Remuneration Committee Chair engage specifically on topics within their responsibility. Management also hosts webcasts for both our half-year and full-year results, and takes questions from investors and analysts to ensure an open dialogue with the market. In addition, the Chief Executive and CFO engage with investors through a number of roadshows throughout the year, both in the UK and overseas.

The Board receives regular reports on our top shareholders, movements in the share register, share price performance and how we are engaging with institutional investors and analysts. It also discusses shareholder issues with management and advisors, and considers these as part of its decision making.

Investor events

We hold a range of events to provide engagement opportunities with our investors. This included our 'Grid Guide to' series, which consists of short, virtual sessions covering our ambitions and progress across a range of themes. 2023/24 investor events included the following:

- May 2023 – 2022/23 full-year results presentation
- July 2023 – UK ED investor event
- September 2023 – Responsible Business 2022/23 – investor webinar
- November 2023 – 2023/24 half-year results presentation
- February 2024 – Grid Guide to Accelerating UK Connections

For further information, see **nationalgrid.com/investors/events/grid-guide**

AGM

Our AGM is another opportunity for the Board to meet and engage with shareholders. We were pleased to hold our 2023 AGM as a hybrid meeting in London. Hybrid allows us to broaden our engagement with those not able to attend in person and accordingly the 2024 AGM will be held as a hybrid meeting in Warwickshire. Details will be included in our Notice of Meeting to be published in due course and will be available on our website.

Board performance evaluation

Our annual evaluation process provides the Board and its Committees with an opportunity to consider and reflect on the quality and effectiveness of their decision making, and for each member to consider their own contribution and performance.

For 2023/24, an internal evaluation was undertaken, supported by Independent Board Evaluation (IBE). As a continuation from the prior year's externally facilitated evaluation, the Board sought to build upon areas identified where it could further strengthen and enhance its effectiveness.

A summary of our performance against the key actions identified by last year's performance evaluation is set out below.

Findings of the Board evaluation

Our 2023/24 internal Board evaluation concluded that the Board, its Committees and individual Directors were functioning well and continued to operate effectively, and that relationships around the Board table continued to strengthen. Areas identified for focus for 2024/25 include talent development and risk.

Performance of the Chair

As part of IBE's evaluation, the effectiveness of each individual Director was evaluated, including the Chair. Following the Board evaluation process, the Senior Independent Director meets the Non-executive Directors without the Chair present to obtain feedback on the performance of the Chair. A summary of feedback is then provided to the Chair in a private session.

Progress in 2023/24 on evaluation actions:

Action	Progress made during the year
• Improve the effectiveness of Board meetings by setting agendas leaving time for reflection and discussion.	Review of all Board and Committee planners and more planning sessions held in advance of meetings. Chair provides a cover note ahead of Board meetings summarising the key issues to be considered.
• Review operational performance reporting to enhance reports/metrics to provide clearer oversight.	Operational reporting updated and continues to evolve, and the Chief Executive provides an update on operational matters at each Board meeting.
• Improve clarity of questions to presenters at Board meetings so that presenters understand the context and background to questions.	New approach to Board reporting and papers rolled out, including focusing on insightful information and data.
• Review planning for Board site visits and engagement.	Advance plans are available for Board site visits and engagement, ensuring that a wide variety of sites and Board engagement is planned throughout the year.

86 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Directors' induction, development and training

Together with the support of the Group General Counsel & Company Secretary and her team, the Chair has overall responsibility for ensuring that our Non-executive Directors receive a comprehensive induction and ongoing development and training. The induction programme is tailored to their experience, background, committee membership and requirements of their role. Visiting our operations and offices provide our Non-executive Directors with the opportunity to meet individual leaders across our UK and US businesses.

As part of continuing to enhance their knowledge of the business, during the year, the Board attended a series of enrichment sessions covering different topics including ESG, global energy markets and generative AI. Regular updates are also provided on corporate governance changes and investor guidelines by the General Counsel and Company Secretary.

The Board was also kept apprised of the responses to consultations in relation to the Code, the Department for Business and Trade and the FRC's call for evidence on non-financial reporting and other regulatory consultations.

Time commitment

The Board monitors and approves significant external appointments in advance and considers any potential conflicts of interest when it agrees that a Director can take on a new appointment (see page 238). On accepting their appointment with the Company, Directors must confirm they are able to allocate sufficient time to discharge their responsibilities effectively. Directors are expected to attend meetings of the Board and any Committees of which they are members and devote sufficient time to prepare for this in advance.

Directors are encouraged to visit different offices and sites. Before accepting new external appointments, Directors are required to obtain the prior approval of the Board. The Board considers new external appointments in light of each Director's other appointments and roles on the Board. For each new external appointment approved by the Board, the Board concluded that it would not impact each Director's ability to perform their duties, and accordingly the Board gave its prior approval in each instance.

Election and re-election of Directors

The People & Governance Committee considers, in respect of each Director, their skills and experience, time commitment and tenure as part of the Board's recommendation to shareholders for their election or re-election of Directors. The Board believes that each Director who is being put forward for election or re-election at the 2024 AGM brings considerable knowledge, wide-ranging skills and experience to the Board, makes an effective and valuable contribution, and continues to demonstrate commitment to their role. The Board also considered the continued independence of all Non-executive Directors and considers them all to be independent in line with the Code.

Jacqui Ferguson's induction

Having joined the Board in January 2024, Jacqui undertook a tailored induction programme covering a range of areas of the business, including governance, finance, audit and stakeholder matters and received a briefing on Directors' duties. She met with senior management, including Presidents of each of the Group's business units and members of our workforce. Upon appointment, Jacqui was provided with a comprehensive Director induction pack containing key business information. A summary of topics covered as part of the induction can be found in the table opposite.

Jacqui visited our Northborough Office and Millbury Training Centre in Massachusetts in March 2024 with some fellow Board members to observe our operations in action and meet colleagues to gain further insight into our culture. Further site visits are planned during 2024/25 as part of her induction.

For Jacqui's biography **please see page 79**



Induction area	Provided by	Topics covered
Strategy	• Chief Strategy & Regulation Officer	• National Grid's strategy and strategic priorities
Governance and Directors' duties	• All Directors and Group Executive Committee members • Group General Counsel & Company Secretary • Deputy Company Secretary and General Counsel, Corporate	• Priority areas for the Board and Board goals • Governance framework and corporate structure • Overall legal matters • Director duties including Market Abuse Regulation
Audit & Risk	• Group Financial Controller • Group Chief Engineer & Chief Risk Officer • Global Head of Audit	• Regulatory finance model • Financial reporting framework • Risk management framework and principal risks • Internal audit
Remuneration	• Group Head of Reward • External remuneration consultant (PwC)	• Directors' Remuneration Policy and share plans • Remuneration matters, including broader workforce engagement
Safety & Sustainability	• Group Chief Engineer & Chief Risk Officer • Chief Sustainability Officer	• Group safety and wellbeing • Sustainability strategy • Engineering and technical training
Cyber, IT and Digital	• Interim Group Chief Information and Digital Officer	• Overview of cyber, IT and digital matters
People and culture	• Chief People & Culture Officer	• Overview of people and culture strategy and priorities
Investor relations	• Director of Investor Relations	• Investor perspectives

87 National Grid plc Annual Report and Accounts 2023/24

People & Governance Committee report



Key activities during the year

- Reviewed the composition of the Board and its Committees, and recommended changes to the chairs of the Finance and Remuneration Committees and the Senior Independent Director in light of Board changes
- Recommended the appointment of a new Non-executive Director
- Reviewed the Company's DEI strategy and monitored progress against objectives
- Oversaw and enhanced planning for executive succession

Composition and Committee attendance

The Committee comprises three independent Non-executive Directors and the Chair of the Board. The Committee held four scheduled meetings and two ad hoc meetings during the year.

Attendance at scheduled meetings:

Committee members	Attendance
Paula Rosput Reynolds ●	4/4
Jonathan Silver	4/4
Earl Shipp	4/4
Tony Wood	4/4
Former Committee members	Attendance
Thérèse Esperdy[1]	2/2

● Committee Chair

1. Thérèse Esperdy stepped down from the Board and the Committee on 31 December 2023.

Culture

During the year, the Committee reviewed the results of surveys and other indicators of company culture. It noted improvements in key elements while also discussing where further progress is desirable.

See page 84 to read more about how we as a Board monitor culture.

Board succession and composition

The Committee keeps under review the composition of the Board and its Committees, including the balance of skills, knowledge, diversity and experience on the Board and takes these matters into consideration in succession planning. There were some changes to the Board and Committees during the year. Thérèse Esperdy stood down as a Director on 31 December 2023, having been on the Board for over nine years, including as Senior Independent Director and Chair of the Finance Committee, and Liz Hewitt stepped down from the Board on 31 January 2024.

The Committee recommended changes to membership of the Board and its Committees, including the Senior Independent Director and the Chairs of the Finance Committee and Remuneration Committee. These changes are reflected in the respective Committee reports.

During the year, the Committee recommended to the Board the appointment of Jacqui Ferguson as a Non-executive Director and member of the Audit & Risk Committee. Following Board approval, Jacqui joined the Board from 1 January 2024. Lygon Group was appointed to assist with the search and the process followed was transparent and thorough, with the potential candidates being discussed with the Committee and the Board. Lygon Group is signed up to the Voluntary Code of Conduct for Executive Search Firms and there are no connections between Lygon Group and the Company or its individual Directors.

In considering Jacqui's appointment, the Committee took into consideration the current composition of the Board and the skills, knowledge, diversity and experience which may be required in the future. We are cognisant of having a Board that remains balanced in experience, skills, diversity, independence and tenure. We view diversity through a broader lens than just gender and ethnicity. The Board has also indicated its preference for staggering the terms of Board members to allow for a balance of newer and longer serving Non-executive Directors to ensure a good balance of knowledge and experience is maintained.

Board skills

Following a refresh of our Board skills matrix in 2023, we feel that the same 10 key skills on the Board reflect what is needed and the Committee reviews the composition of the Board as a whole with these in mind. This is used to inform searches for Non-executive Directors.

Board skills and experience


Compliance/Regulation 9
Government/Political 10
Cyber 3
Technology/Digital innovation 4
Safety 6
Energy industry/Utilities 7
Engineering operations 4
Finance, M&A and audit 9
People Operations/Management 10
Sustainability including climate change 7

As at 31 March 2024

Board ethnicity representation


White British or other White 9
Black/African/Caribbean/Black British 2

Board nationality


UK 6
US 5

88 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Diversity, Equity and Inclusion (DEI)

DEI is a vital part of our efforts in building the talent and capabilities we need for the future to deliver on our purpose and strategic priorities. Each Committee meeting starts with a 'DEI moment' to focus attention on various aspects of the employee experience in this area. The Committee considered the Group's DEI strategy, initiatives and progress against DEI goals. The Committee also received an update on a Social Response Framework, which was designed to help management determine the appropriate response to external events where there might be heightened concern or sensitivity within the organisation.

Further information on diversity data can be found on pages 21 and 40.

We recognise the Board's role in exemplifying its commitment to diversity at a leadership level and this commitment is set out in our Board DEI Policy, which applies to both our Board and its Committees. As a result of recent changes in our Board composition, the Board does not currently meet its objective for 40% female representation. Given the Board's desire to stagger the induction of new Directors, we expect to restore gender balance in due course. In all other regards, we believe our Board is meeting the intent as well as the recommended practice regarding diversity. In this spirit, we also ensure that each of the Board Committees comprises a diverse mix of Directors. A summary of progress made against our Board DEI Policy objectives which complies with the Listing Rules is set out below.

Objectives	Progress as at 31 March 2024
The Board aspires to comprise at least 40% women.	**Objective not met:** Four of our Board Directors are female, resulting in 36.4% women on our Board.
The Board aspires to have a woman in at least one of the senior Board positions (Chair, Chief Executive, Chief Financial Officer or Senior Independent Director).	**Objective met:** Our Chair is a woman.
The Board aspires to comprise at least one Director from a minority ethnic background.*	**Objective exceeded:** Two of our Board Directors are from a minority ethnic background.
The Board aspires to achieve 50% diversity** on our Board.	**Objective not met:** We currently have 45.5% diversity on our Board.

* The following categories are used to define those from a minority ethnic background: Asian/Asian British; Black/African/Caribbean/Black British; Mixed/Multiple Ethnic Groups; other ethnic group, including Arab.

** Diversity of the Board is defined, in this context, as female and individuals from a minority ethnic background.

Our Committees have a diverse mix of skills, experience, ethnicity and gender. Due to recent changes to the Board, including both Thérèse Esperdy and Liz Hewitt stepping down in the financial year, we are not currently meeting our objective of having at least 40% women on the Board. Succession planning remains a key focus for the Committee and the Board, and the Committee has an active process of recruitment ongoing.

As part of the executive succession planning and appointments process, the Committee engages to challenge any implicit bias in appointments and succession plans to ensure that decisions are made on the basis of merit and objective criteria.

In accordance with Listing Rule 9.8.6R(10), as at 31 March 2024, the numerical data on the gender identity and ethnic background of our Board and Group Executive Committee is as follows:

Gender	Number of Board members	Percentage of the Board	Number of senior positions on the Board*	Number in executive management**	Percentage of executive management**
Men	7	63.6	3	7	53.8
Women	4	36.4	1	6	46.2
Not specified/ prefer not to say	–	–	–	–	–

Ethnicity	Number of Board members	Percentage of the Board	Number of senior positions on the Board*	Number in executive management**	Percentage of executive management**
White British or other White (including minority-white groups)	9	81.8	4	12	92.3
Mixed/Multiple Ethnic Group	–	–	–	–	–
Asian/Asian British	–	–	–	–	–
Black/African/Caribbean/ Black British	2	18.2	–	1	7.7
Other ethnic group, including Arab	–	–	–	–	–
Not specified/ prefer not to say	–	–	–	–	–

* Senior positions on the Board refer to the Chair, Chief Executive, Chief Financial Officer and Senior Independent Director.

** Executive management comprises the Group Executive Committee, including the Company Secretary.

Group Executive Committee succession planning and talent

Succession planning for the executive leadership is key to the long-term sustainable success of the Company, and ensuring that there is a leadership pipeline of talent is part of the Committee's role. The Committee discusses the likely skills and talent that will be needed in the future, as the Group's business and external environment evolve. Periodically, all the Non-executive Directors join the Committee for confidential discussions on top leadership.

The Committee approved several changes to the Group Executive Committee during the year, including the appointment of Courtney Geduldig, Lisa Wieland, Katie Jackson and Talvis Love.



Paula Rosput Reynolds
Committee Chair

Approach to collating diversity data

Diversity data is sourced from MyHub (our People system) containing all permanent colleague details, as at 31 March 2024. All ethnicity data is based on voluntary self-declaration. For Non-executive Directors, we collect data through our annual year-end Director data collection.

89 National Grid plc Annual Report and Accounts 2023/24

Audit & Risk Committee report



Key activities during the year

- Focused on internal controls, and regulatory and compliance matters
- Provided oversight over risk management activities, including conducting Group Principal Risk deep dive reviews
- Oversaw the Finance function's progress against its transformation roadmap
- Governance: reviewed our approach to ESG disclosures and reporting, and reviewed and recommended to the Board the approval of the Annual Report and Accounts, RBR and the half and full-year results
- Oversaw the financial disclosures and assurance included in the Prospectus for the fully underwritten Rights Issue approved by the Board on 22 May 2024

Composition and Committee attendance

The Committee comprises four independent Non-executive Directors. The Committee held four scheduled meetings and two ad hoc meetings during the year.

Attendance at scheduled meetings:

Committee members	Attendance
Iain Mackay ●	4/4
Jacqui Ferguson[1]	1/1
Ian Livingston	4/4
Jonathan Silver	4/4
Former Committee members	**Attendance**
Thérèse Esperdy[2]	3/3
Liz Hewitt[3]	2/3

● Committee Chair

1. Jacqui Ferguson joined the Committee effective 1 January 2024.
2. Thérèse Esperdy stepped down from the Board and the Committee effective 31 December 2023.
3. Liz Hewitt was unable to attend the Committee meeting on 15 May 2023 due to a prior commitment, and stepped down from the Board and the Committee effective 31 January 2024.

Review of the year

This year was my first full financial year as Audit & Risk Committee Chair, during which the Committee held four scheduled meetings and two ad hoc meetings.

The Committee maintains an extensive agenda focused on the Company's audit, compliance and risk processes. We work closely with management, the external auditor, Corporate Audit, Finance and our General Counsel function to ensure we collaborate and understand the evolving landscape across our organisation. Key matters of business considered during the year are set out on page 93.

The focus of the ad hoc meetings was to provide time to undertake a detailed review of the progress of our Finance transformation programme. This included a deep dive on the transformation of our financial reporting control environment, and reviewed the risk management and controls framework being developed for the major capital projects that are being delivered through the Strategic Infrastructure business unit. A joint session was held with the Safety & Sustainability Committee in September 2023 to discuss the ESG reporting landscape and the Group's ESG reporting strategy and assurance disclosures.

Throughout the year, I held meetings with the Deloitte Lead Audit Partner, the Global Head of Audit, the Group Chief Engineer & Chief Risk Officer, the CFO, and the Group Financial Controller as well as other management to discuss key items and ensure appropriate communication channels were in place to facilitate an open dialogue. Following each meeting, the Board received updates on the Committee's activities, including meeting papers and minutes. I would like to thank Committee members, the management team and Deloitte for their contribution, professionalism and integrity provided in support of the Committee's work.

Risk management

The Committee provides its review and scrutiny bi-annually through its responsibilities for oversight of risk management, internal controls and the execution of the processes in respect of GPRs (as detailed on pages 24 – 30). Such reporting incorporates how GPRs are being managed compared with the risk appetite set by the Board, and the overall effectiveness of the risk management process and systems of internal control. Oversight responsibilities include cyber security, which is a GPR. The Committee reviewed this twice during 2023/24.

The ERCC, as described on page 29, oversees the implementation of the Group's risk management framework and assesses the Group's principal risks, including cyber security risks. The ERCC regularly reviews and assesses all risks, including any cyber security risk prior to reporting updates to the Committee.

The ERCC has primary responsibility to oversee the disclosure of material cyber security incidents, as well as a general obligation to ensure the proper risk oversight structure of cyber security as part of the Group's overall ERM process and the internal controls applicable to cyber security matters. National Grid's CIDO and CISO regularly provide reports to the Committee and hold additional briefings for the full Board at least once per year.

Transactions

During the year, the Committee has considered various transactions across the Group, including the ESO separation and disposal of a further 20% retained stake in National Gas in March 2024. The Committee's work in this regard has included monitoring the controls in place and the accounting judgements applied by management.

The Committee also performed an active oversight role in the proposed Rights Issue that was approved by the Board on 22 May 2024. The Committee oversaw management's processes and controls for preparing the financial disclosures included in the Prospectus.

Internal controls

The Committee recognises the importance of our internal control environment and the role it plays in risk mitigation. It is imperative we have a robust framework to help ensure our internal controls support a reporting regime which enables the Group to provide a fair, balanced and understandable assessment of its activities. We acknowledge the FRC's revisions to the Code in the area of internal controls, which will be applicable for our 2026/27 financial year.

The Committee will endeavour to support the Board in its review of our Group's internal controls and ensure comprehensive assessments are carried out to help drive continuous improvement and enhancement.

Following a thorough review, the Committee confirmed that the processes provided sufficient assurance and that the sources of assurance had sufficient authority, independence and expertise. The Committee Chair reported to the Board in May and confirmed that management's process for monitoring and reviewing internal control and risk management processes is functioning effectively. It noted that no material weaknesses had been identified by the review and confirmed that it was satisfied the systems and processes were functioning effectively.



Iain Mackay
Committee Chair

90

National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Committee financial experience

The Board is satisfied that all Committee members are suitably qualified with recent and relevant financial experience and competence in accounting, auditing or both. Iain Mackay and Ian Livingston are qualified Chartered Accountants who are competent in accounting and auditing in accordance with the Code and the FCA's Disclosure Guidance and Transparency Rules. The Committee members collectively possess an appropriate and varied blend of commercial and financial expertise to assess the issues they are required to address. Further information on each member of the Committee can be found in their biographies on pages 78 to 79. The Committee as a whole is deemed to have competence relevant to the sector in which the Company operates. For the purposes of the US Sarbanes-Oxley Act of 2002 (SOx), Iain Mackay is the Committee's financial expert.

Fair, balanced and understandable

In May 2024, the Committee reviewed the Annual Report and Accounts, having previously provided feedback on earlier drafts. The Committee concluded that the Annual Report and Accounts, taken as a whole, was fair, balanced and understandable, and provided the information necessary for shareholders and other stakeholders to assess the Group's position, performance, business model and strategy. In its review, the Committee considered the financial and non-financial disclosures contained within the report, including the TCFD (see pages 44 – 58). The Committee also considered the potential impact on forward-looking assumptions supporting going concern and viability assessments. In reaching its conclusion, the Committee considered that the following had been carried out and this formed the basis of its recommendation to the Board:

- a full verification exercise to review the financial and non-financial content of statements made with supporting evidence;
- a comprehensive review by management, including Group Executive Committee members, to consider the accuracy and consistency of messaging and overall balance; and
- feedback from the Company's advisors, including the external auditor and remuneration advisor.

Significant issues/judgements relating to the financial statements

The significant issues and judgements considered for the year ended 31 March 2024 are set out in the following table. In addition, the Committee and the external auditor discussed the significant issues addressed by the Committee during the year. You can read more in the Independent Auditor's Report on pages 117 – 126.

Matters considered	Factors and reasons considered, including financial outcomes
Environmental provision cash flows	• In November 2023, March 2024 and May 2024, the Committee reviewed the accounting for the £2.3 billion of environmental remediation provisions, including the judgements and estimates relating to the £496 million of exceptional provision increases for the three former manufactured gas plant sites Citizens, Fulton and Metropolitan, and the Gowanus site. The Committee challenged management on the measurement uncertainty surrounding the provision increases, including management's evaluation of the independent engineering and legal advice received. The Committee approved the classification of the cost increases related to these sites as exceptional in accordance with the Group's exceptional items framework and reviewed the new and updated environmental provision disclosures within notes 5, 26, 30 and 35 to the financial statements.
Useful economic life of US gas assets in the context of climate change	• The Committee reviewed management's evaluation of the impact of the energy transition and climate change on the estimated useful economic lives of the Group's US gas assets. In particular, the Committee reviewed management's assessment of the accounting impacts of adopting the near-term 1.5°C-aligned, SBTi-validated, emissions reduction targets and challenged management's judgement that a hybrid transition pathway, which continues to utilise the gas network and hence supports the existing UELs, is the most probable transition scenario, with technological, affordability and consumer behaviour challenges making other transition scenarios less probable. The Committee agreed that the UELs of the US gas assets, which are aligned to regulatory lives, remain appropriate. The Committee also agreed with management that the additional disclosures and sensitivities previously added to notes 30 and 35 to the financial statements should be retained.
Classification of the retained associate investment in National Gas (held through GasT TopCo Limited) as held for sale	• In November 2023 and May 2024, the Committee reviewed management's judgement that the retained associate investment in GasT TopCo (the holder of the interest in National Gas) should be classified as held for sale and a discontinued operation given the timing of the exercise window for the remaining acquisition option exercisable at the purchaser's option between 1 May 2024 and 31 July 2024. The Committee reviewed the valuation of the remaining acquisition option in both the half-year and year-end financial statements, and agreed that the residual asset should be included within the held for sale disposal group, as disclosed in note 10 to the financial statements.
Application of the Group's exceptional items framework	• Throughout the year, the Committee considered papers from management setting out how the Group's exceptional items framework had been applied to certain events and transactions over the period, as set out in note 5 to the financial statements. • For each item, the Committee considered the judgements made by management, including challenging when transactions were concluded as not qualifying for exceptional treatment. • The Committee also recommended enhancing the disclosures relating to certain exceptional items, including disclosing the reasons why restructuring programmes may take place over multiple reporting periods and ensuring transparent disclosure over the historic treatment of not considering as exceptional subsequent recoveries of exceptional environmental costs through allowed revenues. • Based on the reviews performed, the Committee was satisfied this framework had been correctly applied throughout the year.

91 National Grid plc Annual Report and Accounts 2023/24

Audit & Risk Committee report continued

Financial reporting

Going concern and viability

The Committee has continued to review the Group's viability and status as a going concern. This included the Committee reviewing the Group's going concern statement, viability statement (as set out on page 133 and page 31 respectively) and the supporting assessment reports prepared by management. The financial statements are prepared on a going concern basis such that the Company and the Group have adequate resources to continue in operation for at least 12 months from the date of signing the consolidated financial statements for the year ended 31 March 2024.

Statutory reporting framework policy

The Board has responsibility for effective management of risk for the Group, including determining its risk appetite, identifying key strategic and emerging risks and reviewing the risk management and internal control framework. The Committee, in supporting the Board to assess the effectiveness of risk management and internal control processes, relies on a number of Company-specific internal control mechanisms to support the preparation of the Annual Report and Accounts and the financial reporting process. This includes both the Board and the Committees receiving regular management reports to include analysis of results, forecasts and comparisons with last year's results, and assurance from both Corporate Audit and the external auditor, Deloitte.

With the regulatory environment evolving quickly, the Committee was kept fully informed of new legislation, FRC advice and guidance on the requirements of the Code and the FCA's Disclosure Guidance and Transparency Rules. During 2023/24, the Committee has been kept up to date with changes to legislation and regulatory reviews, including the FRC's revisions to the Code and potential impacts.

The Committee and Board received, in advance of the full-year results, a periodic SOx report on management's opinion on the effectiveness of internal control over financial reporting. This report concerns the Group-wide programme to comply with the requirements of SOx and is received directly from the Group SOx and Controls team.

In relation to the financial statements, the Company has specific internal control mechanisms that govern the financial and non-financial reporting process and the preparation of the Annual Report and Accounts. The Committee oversees that the Company provides accurate, timely reports of financial results and implements accounting standards and judgements effectively, including in relation to going concern and viability. Our financial processes include a range of systems, transactional and management oversight controls. Our businesses prepare detailed monthly management reports that include analysis of their results, along with comparisons to relevant budgets, forecasts and the previous year's results. Monthly business reviews, attended by the Chief Executive and CFO, supplement these reports. Each month, the CFO presents a consolidated financial report to the Board.

92 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Key matters considered by the Committee

In addition to the significant issues and judgements highlighted on page 91, the Committee also considered the following matters during the course of the year ended 31 March 2024:

Matters considered	Factors and reasons considered, including financial outcomes
Financial and non-financial reporting	• Monitored and reviewed the integrity of the Group's financial reporting and disclosures and other formal documents relating to its financial performance, including this Annual Report and Accounts. • Considered the financial and non-financial disclosures contained with this Annual Report and Accounts, and reviewed and challenged the appropriateness of estimates and accounting policies. • Approved the updates to the IFRS 8 segment measure of capital investment to include capital expenditure prepayments and equity investments in joint ventures and associates. • Recommended to the Board management's key accounting judgements and key sources of estimation uncertainty, including those related to pension valuations for the 2023/24 half-year and 2022/23 full-year financial statements and the filing of other reports with the SEC containing financial information.
ESG reporting	• Discussed management's preparedness for upcoming mandatory ESG reporting, including the ISSB standards. • Received an update on the preparation of the RBR and the Company's TCFD disclosure. This included reviewing the output of the refreshed transition risk scenario analysis, as disclosed on pages 54 – 58, and reviewing the Group's climate-related financial disclosures. • Received a report from PwC regarding conclusions from its limited assurance over the RBR disclosures reporting. • Recommended to the Board the RBR and other ESG disclosures for approval.
ESO separation	• Reviewed the controls in place and accounting judgements applied by management for the ESO separation. • Reviewed the accounting judgements around the classification of the ESO as held for sale and the outcome of the held for sale impairment reviews. • Approved the recognition of a provision for the forecasted UK electricity balancing costs that are expected to be settled through the sales process and for the income statement impact to be classified as exceptional in accordance with the Group's Exceptional Items Framework.
APMs and RPMs	• Reviewed and approved the key judgements relating to the Group's Alternative Performance Measures (APMs) and Regulatory Performance Measures (RPMs). • Approved the change to the underlying earnings APM to remove the impact of deferred tax on underlying profits in UK regulated businesses (UK ET and UK ED). • Discussed and agreed the change in definition of Capital Investment APM which now aligns with our statutory segmental disclosure of Capital Investment.
Internal controls	• Received regular updates on progress towards the Group's annual US regulatory attestation. • Discussed with management its programme of work to strengthen the maturity of the Group's risk and controls framework. • Assessed the Group's approach to cyber security with respect to our ERM process.
Risk oversight and viability statement	• Received regular updates on actions being taken to monitor and manage risk in line with the Group's risk appetite. • Received confirmation from each of the business units and functions that risks are managed appropriately and that external influences and matters outside of the Group's control continue to be considered in this assessment. • Received an ESG update on the Group's transition risks and climate change commitments. • Considered cyber risk and mitigation strategies taken across the Group. • Monitored the internal control processes, and reviewed and challenged the going concern and viability statements, including testing for reasonable worst-case scenarios. • Advised the Board that the Group's risk management processes were effective and provided sufficient assurance.
External auditor	• Received a report from Deloitte at each meeting, including updates on the status of, and results from, the annual audit process and monitored the approach, scope and risk assessments within the external audit plan. • Considered Deloitte's reports to the Committee, including its reports on the 2023/24 half-year and full-year results. • Held private meetings with Deloitte and maintained dialogue throughout the year. • Assessed the effectiveness and independence of Deloitte and provided oversight of non-audit services from Deloitte. • Recommended the reappointment of Deloitte as the Company's external auditor to the Board to be recommended to shareholders at the 2024 AGM.
Corporate audit	• Received regular updates on the 2023/24 corporate audit plan and any more significant findings, including themes and progress of actions identified, and approved the corporate audit plan for 2024/25. • Approved the Corporate Audit Charter, which had been updated to reflect best practice and recent corporate governance developments.
Compliance, governance and disclosure matters	• Received updates on ethics and business conduct, including whistleblowing, to support the oversight, management and mitigation of business conduct issues as part of the internal controls framework. • Discussed the whistleblowing procedures in place and confirmed internal procedures remained effective, noting the communications and training programmes provided during the year to employees, including additional communications in relation to fraud and bribery. The Committee also receives regular reports from the Chief Compliance Officer to ensure appropriate investigation procedures and reporting channels are in place. • Received bi-annual updates of compliance with external legal requirements and regulations, including any non-compliance issues and steps being taken to improve compliance across the Group.
Rights Issue	• Approved the appointment of Deloitte to act as Reporting Accountant. • Received status updates on the progress of Prospectus financial disclosures workstreams. • Reviewed and approved the Prospectus financial disclosures.

93 National Grid plc Annual Report and Accounts 2023/24

Audit & Risk Committee report continued

Risk management and internal controls

Risk management

Effective risk management is key to achieving our strategic priorities. The Board provides oversight of and approves the system of risk management, which sets risk appetite and maintains the system of internal controls to manage risk within the Group. The Committee has delegated responsibility from the Board for the oversight of the Group's systems of internal control and risk management. This includes policies, compliance, legislation, appropriateness of financial disclosures, procedures, business conduct and internal audit. As part of the framework, our values – do the right thing, find a better way and make it happen – help promote a culture of integrity. The Group Chief Engineer & Chief Risk Officer is responsible for establishing and maintaining the Group's risk management processes to ensure the effective management of risk. During the year, the Board provided oversight of the Group GPRs (as set out on pages 24 – 30). The Committee, alongside the Safety & Sustainability Committee, provided oversight and challenge through detailed risk reviews to ensure that processes are in place to manage risk appropriately and effective reporting to the Board is in place.

Internal control and risk management effectiveness

We continually monitor the effectiveness of our internal control and risk management processes to make sure they are effective, robust and remain fit for purpose. Controls are in place to reduce the likelihood of occurrence and impact of risks. Based on work conducted by the Committee over the year, the Committee confirmed to the Board that the controls framework provides appropriate assurance of the effectiveness of internal control and risk management frameworks and that the sources of assurance received from management have sufficient authority, independence and expertise to provide objective advice and information.

This review includes financial, operational and compliance controls. The Committee also monitors and addresses any business conduct issues or compliance issues. The Certificate of Assurance process provides management's assurance to the Committee on behalf of the Board that all significant issues relating to the integrity and standard of risk management and internal controls systems across the Group have been effectively managed during the reporting period. The process operates via a cascade system from business unit and functional managers upwards to the Chief Executive and takes place annually in support of the Company's full-year results. This process captures any significant risk, compliance, ethics and control issues that have not been reported through other governance, assurance and reporting processes, and excludes financial controls which are assessed through the separate SOx assurance.

Following a thorough review, the Committee confirmed that the processes provided sufficient assurance and that the sources of assurance had sufficient authority, independence and expertise. The Committee Chair reported to the Board in May and confirmed that management's process for monitoring and reviewing internal control and risks management processes functioned effectively. The Committee noted that no material weaknesses had been identified by the review and confirmed it was satisfied that systems and processes functioned effectively.

Corporate audit

Corporate audit supports the Group's risk management and internal control processes. It maintains an independent and objective approach to evaluate and enhance process developments. The appointment of the Global Head of Audit is a matter reserved for the Committee. They have responsibility for the Group's corporate audit function, attend all Committee meetings and have access to the Committee Chair, and also meet with the Committee without management in attendance. The Committee regularly reviews progress of the internal audit plan, including the key themes being raised and the remedial plans in place alongside the closure of actions. The Corporate Audit Charter was last reviewed and approved by the Committee in November 2023. The Committee has also been kept informed of the transformation of the corporate audit function as it seeks to remain ahead of strategic and technological developments, effectively meet future stakeholder needs and be equipped to deal with emerging risks.

External audit

The Committee is responsible for overseeing the relationship with the external auditor.

- Deloitte is the external auditor to the Company.
- Deloitte was appointed in 2017 following a formal tender process.
- Deloitte was reappointed for 2023/24 at the 2023 AGM.
- The Committee was authorised by shareholders to set Deloitte's remuneration at the 2023 AGM.
- The current lead Audit Partner is Chris Thomas and 2023/24 was the second year of his term.

Following consideration of the auditor's independence and objectivity, the audit quality and the auditor's performance, the Committee recommended to the Board Deloitte's reappointment as external auditor for the year ending 31 March 2025. A resolution to reappoint Deloitte and give authority to the Committee to determine its remuneration will be put to shareholders at the 2024 AGM. The Committee considers that, during 2023/24, the Company complied with the mandatory audit processes and audit committee responsibility provisions of the Competition and Markets Authority Statutory Audit Services Order 2014 and does not intend to conduct a competitive tender before the end of the current required period of 10 years.

The next competitive tender is expected to begin in 2025/26. Given the independence and objectivity of Deloitte to date, the Committee remains satisfied with its performance and effectiveness, and considers its reappointment for 2024/25 to be in the best interests of the Company.

Audit Committees and the External Audit: Minimum Standard

The Committee reviewed and acknowledged the requirements issued in May 2023 by the FRC under the Audit Committees and the External Audit: Minimum Standard. The Committee encourages transparency and accountability across all of our financial reporting and auditing practices to build trust and promote the long-term sustainability of the Company. It is important we continue to adhere to standards of best practice to ensure good governance and demonstrate compliance through disclosures made to our stakeholders.

Effectiveness, quality and performance

As part of the Committee's responsibilities, consideration is regularly given to the effectiveness of the external auditor to verify that the quality, challenge and output of the external audit process is sufficient. Throughout the year, the Committee looks at the quality of the auditor's reports and considers its response to accounting, financial control and audit issues as they arise. To maintain high levels of quality, the Committee reviews and challenges the external audit plan prior to approval.

The Committee regularly engages and receives the views of senior management and members of the Finance function in forming conclusions on auditor effectiveness.

Meetings are held around each scheduled Committee meeting, and outside the meeting cycle on a regular basis, between the Committee Chair and the external auditor without management being present, to encourage open and transparent feedback. The Committee members also meet privately with the external auditor at least twice per year.

During the year, the Committee:

- reviewed the quality of audit planning, including approach, scope, progress and level of fees;
- reviewed the outcome of recommendations from the Deloitte Insights Report (detailed below);
- considered the external auditor's performance against eleven Audit Quality Indicators covering aspects of the delivery of the external audit including planning, resourcing, the use of technology, oversight and quality review.
- held private meetings with the external auditor without management present; and
- confirmed that the Deloitte external audit process had been delivered effectively.

94

National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Audit quality insights

External auditor Insights Report

On an annual basis, the Committee receives a report summarising the financial reporting and/or internal control areas that, based on the results of the most recent audit, Deloitte considers management should prioritise during the year ahead. This year, the report included management's responses to the recommendations, along with an update on implementation status of prior year recommendations.

Management survey on the external audit process

Management undertook a survey in 2023/24 that sought views from over 100 key stakeholders involved in the external audit process across the Company. The questions comprised the following areas:

- Deloitte's performance, including the following key performance indicators:
  - planning and scope;
  - robustness of the audit process;
  - independence and objectivity;
  - quality of delivery;
  - quality of people and service; and
  - understanding of the Company.
- National Grid's commitment to the audit.

Management, Deloitte and the Committee discussed the results of the survey in September 2023, which showed that the external auditor's score had remained consistent with the prior year. Together with the Committee, Deloitte agreed proposed actions to continue to improve the audit process and address the identified focus areas in its 2023/24 audit plan. The Committee considered the proposed actions to improve the phasing of audit work, to ensure timely requests for information and improve coordination between Deloitte's various teams supporting the audit.

The survey concluded that:

- the audit contributed to the integrity of the Group's financial reporting;
- the relationship between Deloitte, the Committee and management continues to be effective; and
- Deloitte demonstrated an appropriate degree of professional scepticism, and its team possessed the required level of skill and expertise to enable an effective audit.

Auditor independence and objectivity

The independence of the external auditor is essential to the provision of an objective opinion on the true and fair view presented in the financial statements.

The Committee considered the safeguards in place, including the annual review by corporate audit, to assess the external auditor's independence. Deloitte reported to the Committee in May 2024 that it had considered its independence in relation to the audit and confirmed that it complies with UK regulatory and professional requirements, SEC regulations and Public Company Accounting Oversight Board (PCAOB) standards and that its objectivity is not compromised. The Committee took this into account when considering the external auditor's independence and concluded that Deloitte continued to be independent for the purposes of the external audit and confirmed that this recommendation was free from third-party influence and restrictive contractual clauses.

Non-audit services

In line with the FRC's Ethical Standard and to maintain the external auditor's objectivity and independence, we have a policy governing Deloitte's provision of non-audit services.

The cap on the total fees that may be paid to the external auditor for non-audit services in any given year is 70% of the average audit fees paid in the last three financial years.

The provision of any non-audit service by the external auditor requires prior approval by the Committee. A subset of services where, due to their nature, we believe there is no threat to the auditor's independence or objectivity and have a value under £250,000 can be approved in advance by the CFO. These services are limited to:

- audit, review or attest services. These are services that generally only the external auditor can provide, in connection with statutory and regulatory filings, including comfort letters, statutory audits, attest services, consents and assistance with review of filing documents; and
- the provision of access to technical publications.

In any event, the Committee is provided with a list of all non-audit services to ensure that it is monitoring all non-audit services provided. Non-audit service approvals during 2023/24 principally related to comfort letters for debt issuances, the refresh of related debt issuance programmes and reporting accountant services.

External auditor fees

The amounts paid to the external auditor in the past three years were as follows:

Statutory auditor's fees (£m)


2023/24
18.9
4.0
22.9
2022/23
19.3
1.6
20.9
2021/22
18.9
1.0
19.9


2023/24
Audit services 18.9
Non-audit services 4.0

Total billed non-audit services provided by Deloitte during the year ended 31 March 2024 were £4.0 million, representing 17.5% of total audit and non-audit fees. In 2022/23, non-audit services totalled £1.6 million (7.7% of total audit and non-audit fees).

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

95 National Grid plc Annual Report and Accounts 2023/24

Safety & Sustainability Committee report



Key activities during the year

- Reviewed and considered the refreshed RBC published in September 2023
- Recommended for approval to the Board our new 1.5°C near-term emissions targets
- Discussed our nature strategy
- Reviewed the RBR
- Reviewed progress made on the implementation of the updated three-year Group Health and Wellbeing strategy
- Reviewed major safety incidents
- Reviewed the CTP

Composition and Committee attendance

The Committee comprises four independent Non-executive Directors. The Committee held three scheduled meetings and one ad hoc meeting during the year.

Attendance at scheduled meetings:

Committee members	Attendance
Earl Shipp ●	3/3
Anne Robinson	3/3
Tony Wood	3/3
Martha Wyrsch[1]	2/3

● Committee Chair

1. Martha Wyrsch was unable to attend the May Committee meeting due to serious family illness.

Our CTP and RBR can be found at **nationalgrid.com/responsibility**

Review of the year

Sustainability

We recognise that being a responsible business is pivotal to success in all our operations. The Committee reviewed and approved the refreshed RBC which was published in September 2023 and includes updated responsible business commitments and targets across the areas of environment, customers and communities, and our people. The Committee regularly oversees our progress against these, which is reported annually in the RBR.

Reflecting the evolving external environment and expectations, the Committee spent time considering the adoption of 1.5°C-aligned near-term science-based targets and aligning our long-term net zero target to a 2040 target date, increasing our ambition to mitigate our impact on climate change from our own emissions. The requirements of new near- and long-term targets and their likely strategic impact were considered. The Committee recommended to the Board the approval of a 1.5°C near-term emissions reduction target.

Due to the current lack of a SBTi gas sector-specific pathway for emissions reduction, and the SBTi requirement for companies classed as electric utilities to be net zero by 2040, the Committee agreed that it would not be possible to align our net zero target with a 2040 date, and agreed to retain the Group's current 2050 net zero target. The Committee has been kept updated by the Sustainability team on its engagement with the SBTi in relation to this.

At our 2022 AGM, we put our first CTP to an advisory shareholder vote, noting we would seek to put an updated plan to shareholders no later than 2025. Further to this, a revised CTP will be laid for an advisory shareholder vote at the 2024 AGM given the 1.5°C near-term emissions target and the TPT framework.

The Committee reviews our sustainability strategy, which includes consideration of changes in regulation in this area and reporting. At a joint meeting with the Audit & Risk Committee, a review of our approach to ESG reporting was discussed and its alignment to the overall business strategy.

We also considered the wider sustainability external outlook, allowing us to focus on how our commitments compare with our peers. A deep dive on our nature strategy highlighted our biodiversity goals and the progress we are making to improve the natural environment on the land we own and when we deliver critical infrastructure. The Committee also conducted and reviewed our GPRs in relation to sustainability and confirmed that they are within the Group's risk appetite. We will continue to oversee the Group's progress on our strategies, policies and initiatives in this area and alignment with our responsible business fundamentals.

Safety, wellbeing and asset protection

Safety remains a cornerstone of our operations and a critical focus for the Committee. We monitor both process and occupational safety, leveraging in-depth reviews of our business units to enhance our oversight effectively. During the year, members of the Committee have conducted numerous visits to operational sites and interacted with employees on safety, health and operational matters.

The Committee has engaged in comprehensive discussions about the Group's safety and health outcomes. These conversations underscored the positive impact of our 'Stand up for safety' strategy, initiated in 2023, which has significantly fostered a stronger safety culture within the Group. Nevertheless, we acknowledge the journey ahead in our continuous improvement efforts. In a sober reflection of the risks we aim to mitigate, August 2023 witnessed the heart-breaking loss of a team member at one of our UK ED facilities (see page 33). Additionally, December 2023 brought further tragedy in Massachusetts, where a colleague and an accompanying police officer were fatally injured by a civilian vehicle (see page 34). These incidents serve as a stark reminder of the imperative to perpetuate and strengthen our safety culture. To this end, we are committed to integrating our four safety principles more deeply into our corporate ethos, supported by targeted educational campaigns.

Details on our key safety metrics and outcomes can be found on page 20.

The Committee was updated on efforts to focus on the prevention of health and wellbeing issues, including mental health, to create an environment where employees can thrive, resulting in the launch of our 'Thriving Together' health and wellbeing strategy throughout the organisation.

The emergence of extreme weather has impacted our assets and workforce, with several major storms in the UK and US throughout this year. The Committee oversaw the Group's efforts to adapt, ensuring our safety processes are robust and resilient in the long run to continue to provide reliable services to our customers.



Earl Shipp
Committee Chair

96

National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Finance Committee report



Key activities during the year

- Considered the financing strategy of the Group in the light of its future capital investment plans and reviewed the revised financing strategy, including the Rights Issue, ahead of consideration by the Board
- Monitored the ongoing operations of the Treasury function, including financing transactions and the management of financial risks, and reviewed its future capability and capacity requirements
- Approved the Group's insurance renewal strategy
- Reviewed the strategy to de-risk the Group's pension obligations

Composition and Committee attendance

The Committee comprises two independent Non-executive Directors and two Executive Directors. The Committee held three scheduled meetings and one ad hoc meeting during the year.

Attendance at scheduled meetings:

Committee members	Attendance
Ian Livingston[1] ●	3/3
Iain Mackay[2]	2/2
Andy Agg	3/3
John Pettigrew	3/3
Former Committee members	**Attendance**
Thérèse Esperdy[3]	2/2
Liz Hewitt[4]	2/2

● Committee Chair

1. Ian Livingston became Committee Chair on 1 October 2023.
2. Iain Mackay joined the Committee on 1 October 2023.
3. Thérèse Esperdy stepped down as Committee Chair on 1 October 2023 and as a member of the Committee on 31 December 2023.
4. Liz Hewitt stepped down from the Committee on 31 January 2024.

Review of the year

This year, the Committee monitored the financial risk of the Group and focused on the key areas within our remit: treasury, insurance, tax and pensions. Whilst in the past year we have seen lower levels of volatility in financial and energy markets compared with the prior year, both interest rates and inflation have remained at increased levels compared with recent history, and the Committee has continued to monitor the impact of these on the Group's financial position.

Our long-term business plan reflects higher levels of capital investment to support the energy transition expected in both our UK and US businesses, resulting in an increase in our financing requirements. The Committee reviewed the Group's financing strategy accompanying the Strategic Business Plan, and considered the different options available.

Treasury

Given our higher capital requirements going forward and the resulting increase in the amount of financing required in the future, the Committee discussed with management its plans to increase the capability and capacity of the Treasury function. We monitor the ongoing operations of the Treasury function at each meeting, including long- and short-term debt issuance across a variety of debt markets at both holding company and operating subsidiary level and key financial risk positions, as well as the action of credit rating agencies. In particular, following the issuance of the first SEC-registered bonds since 2006 by National Grid plc, which reopened the vast US bond market for the Group's Parent Company, the Committee was pleased at the level of investor demand for these bonds.

The Committee approved payment guarantees from National Grid Electricity Transmission plc for the Eastern Green Link projects, reflecting its share in the joint ventures with Scottish Power Transmission and Scottish and Southern Energy.

Insurance

The hardening of insurance markets that we have witnessed over the past few years has continued, and within this context the Committee reviewed and approved a new renewal strategy for the Group's insurance policies, effective as of 1 April 2024. This new strategy has delivered significant insurance capacity for the Group, whilst enabling it to remain within its targeted risk appetite and tolerance for insurable risks.

Tax

We continue to stay abreast of relevant tax policy developments in both the UK and US and how these will impact the business in the future. In light of upcoming general elections in the UK and US, and the potential for changes in tax policy, we will closely follow these developments.

Pensions

During the year, we noted the agreement of actuarial valuations for our six UK defined benefit pension arrangements, and in line with the Group's responsibilities, the Committee was assured that our UK pension arrangements remain appropriately funded to meet future pension obligations. The Committee also reviewed the de-risking strategy adopted for the UK pension plans.

The Committee has also spent time overseeing the impact on our pension commitments of the expected separation of the ESO. Our key objective is to deliver a pension solution that meets the needs of all stakeholders in relation to this transaction, and the Committee will continue to monitor this in 2024/25.

The Committee has assessed the key strategic priorities of the US pension arrangements, noting the continued strong funding positions, and, in line with our aim to reduce investment risk within the plans, approved a derisking transaction covering approximately $700 million of liabilities across several US pension plans in October 2023.

Looking forward

The Committee will oversee the completion of the Rights Issue and its outcome and will maintain oversight of the ongoing delivery of the financing strategy throughout 2024/25. We will continue to monitor the management of our financial risks across the areas within our remit, in particular noting the impact of external markets and events on these.



Ian Livingston
Committee Chair

97 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report



Key activities during the year

- Reviewed remuneration outcomes, individual outcomes, the Annual Performance Plan (APP) and the Long Term Performance Plan (LTPP)
- Reviewed the impact of the potential Rights Issue on all share plans (including all-employee plans and LTPP)
- Reviewed pay within the context of the wider workforce

Composition and Committee attendance

The Committee held two scheduled meetings and three ad hoc meetings during the year.

Committee members	Attendance
Martha Wyrsch[1] ●	2/2
Ian Livingston[2]	2/2
Iain Mackay	2/2
Anne Robinson	2/2

● Committee Chair

1. Martha Wyrsch was appointed as Committee Chair from 1 October 2023 (having been a member of the Committee since September 2021). She was unable to attend two Board meetings due to a serious family illness. She received all Board papers and had the opportunity to provide comments to the Board prior to the meetings.
2. Ian Livingston stepped down as Committee Chair on 1 October 2023. He remains a member of the Committee.

Dear shareholders

I am pleased to present my first Directors' Remuneration Report as the Chair of the Remuneration Committee, for the year ended 31 March 2024. Firstly, I would like to give thanks to my predecessor, Ian Livingston, for his ongoing support throughout the handover of responsibilities and his work as Chair. I would also like to extend my thanks to all members of the Committee for their focus, insight and support.

The past 12 months have continued to present the energy sector with a host of challenges, altering the landscape within which National Grid operates.

As noted in the financial statements, we have delivered another year of strong financial and operational performance, with profits and underlying EPS both up 6% at constant currency and with a record investment of £8.2 billion across the Group. As a result, the Committee agreed that the remuneration outcomes under the Policy reflected company performance and shareholder experience in 2023/24.

Society

As a company, we continue to work towards our goal of enabling the energy transition for all while remaining committed to our own responsible business commitments. This year we launched The Great Grid Upgrade, a significant overhaul of the UK electricity grid, aiming to connect more renewable energy to homes and businesses. Additionally, across both our transmission and distribution networks in the US and UK, and in tandem with various industry stakeholders, we announced the acceleration of the connection of up to 20 GW of clean energy projects.

As net zero target dates get closer for all stakeholders, we recognise the role of the energy sector in the transition. While a great deal of work has already been done, and progress made, there remains significant need for continued action. As part of our continued commitment and accountability, 20% of our 2024 LTPP remains linked to progress against our GHG emissions reduction targets and our enablement of the energy transition, in line with the approach taken for the 2022 and 2023 LTPP awards.

Consumers

Despite the global economic environment beginning to improve, cost of living pressures continue to impact families and individuals, many of whom struggle to keep up with the rising cost of food, fuel, and housing. While in the UK, our revenues are not linked to the price of energy households are facing, we remain committed to promoting fairness and affordability within the energy sector. We offer a range of solutions focussing on low- to moderate-income customers, seeking to improve the affordability of energy.

We continue to focus on our Group customer satisfaction index, which is an equally weighted index of mainly externally measured, quantifiable customer satisfaction scores, covering each business unit. This measure reflects the importance to our strategy of delivering safe, reliable, resilient and affordable energy to customers, while ensuring the maintenance of operational excellence.

Wider workforce

The Committee continues to evaluate Executive Director remuneration within the context of remuneration of our wider workforce. We seek to ensure that the work our colleagues do is appropriately reflected in their remuneration, ensuring colleagues receive fair and competitive packages.

We continue to maintain our commitment to paying a Living Wage as an accredited Living Wage employer in the UK and this year, achieved our goal of securing comparable accreditation in the US.

Across 2023/24, engagement scores remain very strong, with our overall employee engagement index score at 81% as part of our Grid:voice survey, four points higher than the high-performing norm. The survey had a 78% response rate and covered an array of key topics at the heart of our employee experience, including remuneration, which allows us to understand and address issues of concern to the wider workforce.

The Committee champions diversity, equity and inclusion within the workforce, encouraging National Grid to represent the communities we serve. As part of our commitment to this cause, we continue to annually report and publish data in regard to both our ethnicity and gender pay gaps. The work we do in this regard is covered within our Responsible Business Report (RBR).

The Committee also engages with the wider workforce at all levels on an array of topics, including remuneration, and details on our Non-executive Director workforce engagement sessions can be found on page 85.

Performance and remuneration outcomes during the year

Salary, pension and benefits

As published in last year's report, John Pettigrew (Chief Executive) and Andy Agg (Chief Financial Officer) both received salary increases of 4.0%, effective 1 July 2023, a figure below the average UK wider workforce increase of 8.7%.

2023/24 APP

The APP for 2023/24 was based on financial performance measures (70%), operational measures (15%), and individual objectives (15%) that reflect key business and operational performance goals.

Financial performance (70%)

The financial performance portion of the 2023/24 APP outturned at 82.0% of maximum, driven by achievement of 100.0% of maximum for Group Underlying EPS and 63.9% of maximum for Group RoE, both weighted equally.

Such strong financial performance backs a period of continued progress underpinned by the Group's ongoing delivery against strategic priorities including the cost efficiency

98

National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

programme exceeding targets and delivering savings of £513 million, and capital investment of £8.2 billion.

Operational performance (15%)
We continue to align the operational performance of our business with the delivery of impactful, lasting benefits to our stakeholders. For this period, operational measures were split equally in weight, linked to Group customer satisfaction (45.0% of maximum achieved), Group Colleague 'Delivering Results' index (0.0% of maximum achieved) and Gender & Ethnic diversity (81.3% of maximum achieved). Performance against each of these measures was assessed against stretching goals, aimed at achieving material improvement in performance. On assessment of all metrics, performance was assessed as 42.1% of maximum.

Individual objectives (15%)
15% of the 2023/24 APP was linked to individual objectives for Executive Directors. Assessment against these objectives resulted in performance outcomes of 100% of maximum for John Pettigrew and 82% of maximum for Andy Agg. Detailed targets and performance are set out on page 105.

Overall assessment
In its consideration of the outcomes under the 2023/24 APP, the Committee evaluated the performance of individuals and delivery against strategic KPIs across the period. Based on the overall performance of the Group, with consideration of the individual performance of both John Pettigrew and Andy Agg, payouts under the plan for the period would have been 78.7% and 76.0% of maximum respectively.

Following the fatality in August 2023 at Ludlow, UK, the Committee decided to exercise its discretion to reduce the operational portion of the APP by half from 42.1% to 21.0% for John Pettigrew and Andy Agg. This results in the overall APP award reducing to 75.5% and 72.8% of maximum respectively for both Directors.

This decision – which is fully supported by management – reinforces that safety remains an important underpin in our APP. The Committee also reviewed other wider considerations including ESG and agreed that no other adjustments were necessary.

Further details of performance versus the 2023/24 APP are outlined on pages 103 – 105.

2021 and 2023 LTPP

The performance period for the 2021 LTPP ended on 31 March 2024. Across the period, performance was assessed with reference to two equally weighted measures, Value Growth and Group RoE, as set out in the 2020/21 Annual Report.

The formulaic outcome of the 2021 LTPP was 81.9% of maximum, driven largely by strong performance of Value Growth. Value Growth outturned at 100.0% of maximum, whilst Group RoE outturned at 63.7% of maximum. In consideration of the formulaic vesting outcome, the Committee considered the broader context of shareholder experience and the external environment to determine whether the vesting levels were appropriate. The Committee determined that the levels of vesting under the formulaic performance reflected the strong performance, both financially and against strategic and operational targets. The Committee also evaluated whether there were any potential windfall gains over the period and deemed that no adjustments were necessary.

The 2023 LTPP was awarded during the year, the performance of which will be assessed between 1 April 2023 and 31 March 2026. The performance measures are:

- Cumulative three-year Underlying Group EPS (40%);
- Group RoE (40%);
- Reduction of Scope 1 emissions (10%); and
- Enablement of net zero transition (10%).

The details of LTPP awards vested and granted during the year can be found on pages 105 – 106.

Single total figure of remuneration

The single total figures of remuneration for 2023/24 for both John Pettigrew and Andy Agg are £6.353 million and £3.700 million respectively.

These outcomes represent the strong business performance across the period, supported by the strong outcomes under the 2023/24 APP. At the same time, both John Pettigrew and Andy Agg supported the delivery of long-term value creation during a time of increased external pressures, highlighted by the positive outcomes under the 2021 LTPP.

Policy implementation in 2024/25

Salary, pension and benefits

In reviewing the levels of fixed remuneration for the Executive Directors, the Committee considered the experience of the wider workforce. We felt it appropriate to increase the salaries of the Executive Directors at a lower rate than those provided across our colleague population.

Consequently, the Committee has awarded salary increases of 4.5% to John Pettigrew and Andy Agg, effective from 1 July 2024. This figure is lower than the average UK wider workforce increase of 5.0%.

Pensions and benefits remain unchanged.

2024/25 APP

For 2024/25, the APP will maintain the same structure as 2023/24, with some minor changes made to the assessment of performance as the Committee looks to refine the functional operation of the plan.

2024 LTPP

Awards made under the LTPP in 2024 will be consistent with the performance conditions attached to the 2023 award made. The Committee considered the current operation of the plan to be effective and aligned to the Group's strategic priorities over the coming years and therefore approved no changes to the performance measures, which continue to be:

- Cumulative three-year Underlying Group EPS (40%);
- Group RoE (40%);
- Reduction of Scope 1 emissions (10%); and
- Enablement of net zero transition (10%).

The Committee believes these measures appropriately incentivise participants in a manner that provides clear alignment with our financial and strategic vision, as we continue to seek to deliver value for our shareholders and work towards our commitments to reach net zero.

For more details on our plans to deliver against our emissions target, please see our RBR.

Consideration of the Rights Issue

We expect to announce a Rights Issue on or around 23 May to support capital investment of around £60 billion over the next five years to deliver a step-change in critical energy infrastructure in the UK and US to support the energy transition and growth.

In light of the Rights Issue, to ensure that performance is measured on a like-for-like basis, adjustments will be made to the performance targets in relation to the 2022 and 2023 inflight LTPP awards. The performance targets in relation to the 2024/25 APP and the 2024 LTPP grant will be set taking into account the impact of the Rights Issue. We have taken the decision to delay the grant of the 2024 LTPP until the outcome of the Rights Issue is finalised to neutralise the dilutive effect of the Rights Issue on the outstanding awards and options.

Unvested or unexercised awards under our all-employee and discretionary share plans (including our LTPP) will be adjusted to take into account the Rights Issue.

Shareholder engagement

During the year, the Committee Chair engaged with shareholders as part of our commitment to ensuring remuneration at National Grid aligns with the experience of shareholders.

As we look forward to 2024/25, we will continue to engage with our shareholders throughout the year and across all stages of the upcoming review of our Directors' Remuneration Policy, to be taken to a vote at the 2025 AGM.

Conclusion

In summary, the Committee believes the remuneration results reported here reflect strong Group performance and the creation of sustainable long-term shareholder value. I look forward to continuing the Committee's commitment to engaging with shareholders and welcome any comments or feedback.

Martha Wyrsch
Committee Chair

99

National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report

Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25

Our Directors' Remuneration Policy (Policy) approved at the 2022 AGM sets out to ensure strong alignment with our strategic priorities and creation of value for shareholders whilst providing market competitive remuneration to enable the attraction and retention of top leadership talent.

2023/24 remuneration outcomes are aligned to the delivery of our strategy and reflect strong business and individual performance during the year. Our approach for 2024/25 aims to continue to incentivise delivery of our strategic goals.

The Policy is available on our website at **nationalgrid.com/about-us/corporate-information/corporate-governance**

Annual report on remuneration

A comparison of the 2023/24 single total figure of remuneration to the previous year is set out below for the Executive Directors, John Pettigrew and Andy Agg. Both Executive Directors are UK based. Fixed pay consists of salary, pension and taxable benefits paid during the respective financial years.

The 2023/24 single total figure of remuneration for John Pettigrew and Andy Agg is £6.353 million and £3.700 million and represent an achievement of 78.7% and 77.3% of the total maximum opportunity respectively.

These outcomes reflect strong annual performance delivery in 2023/24 and long-term value creation as evidenced in the 2021 LTPP outcome. The single total figure of remuneration is largely driven by the heavy weighting on long-term share awards which reflects the long-term nature of our business, making up to two thirds of total remuneration and around 80% of variable pay. The 81.9% vesting of the LTPP reflects the strong financial performance against our Group RoE and Value Growth measures during the performance period, as well as broader delivery against our strategy and wider stakeholder objectives. The value of the 2021 LTPP award is driven in part by a Total Shareholder Return (TSR) of 45.5% over the three-year performance period, delivering a total value of £0.926 million for John Pettigrew and £0.509 million for Andy Agg.

John Pettigrew (£'000)


Single figure 2023/24
6,353
Single figure 2022/23
7,262
0
2,000
4,000
6,000
8,000
Fixed pay
APP
LTPP
TSR

Andy Agg (£'000)


Single figure 2023/24
3,700
Single figure 2022/23
4,124
0
2,000
4,000
6,000
8,000
Fixed pay
APP
LTPP
TSR

Note: The single total figure of remuneration for 2023/24 is explained in the single total figure of remuneration table for Executive Directors and single total figure for 2022/23 has been restated to reflect actual share price for 2020 LTPP vesting in 2023 and all dividend equivalent shares, consistent with comparative figures shown in this year's single total figure of remuneration table.

	Key features of Policy (approved in 2022)	Implementation of Policy in 2023/24	How we propose to implement the Policy in 2024/25
Salary increases  8.7% 4.0% 4.5% 5.0% 2023/24 2024/25 Executive Directors Average UK wider workforce	• Target broadly mid-market against FTSE 11 – 40 for UK-based Executive Directors • Target the mid-market of general industry and energy services companies with similar revenue if a US-based Executive Director is appointed	• John Pettigrew's and Andy Agg's salaries increased by 4.0% to £1,136,200 and £747,800 as of 1 July 2023 respectively – below the average increase of 8.7% across the UK wider workforce	• John Pettigrew's and Andy Agg's salaries will increase by 4.5% to £1,187,300 and £781,500 respectively – below the average increase of 5.0% across the UK wider workforce
Pension and benefits (% of salary)  12.0%12.0% 2024/25 Executive Directors UK wider workforce	• Eligible to participate in a defined contribution scheme (or defined benefit if already a member) • All new and existing UK-based Executive Directors will receive pension contributions of up to 12% of salary for the defined contribution scheme or cash in lieu, in line with the level for new joiners across the UK wider workforce • Pensionable pay is salary only in the UK • Other benefits as appropriate	• John Pettigrew's and Andy Agg's pension cash allowance was 12% of salary for 2023/24, in line with the UK wider workforce • Other benefits remain unchanged	• Pension and benefits will remain unchanged

100 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

APP


Y1
Y2
Y3
Y4
Y5
Shares (50%)
Deferred shares
Cash (50%)
2023/24 APP

Key features of Policy (adopted 2022)

- Maximum opportunity is 125% of salary
- 50% paid in cash and 50% paid in shares net of tax, which must be retained until the later of two years or meeting the shareholding requirement
- Total APP award is subject to both malus and clawback. (Note: US clawback policy requirements were adopted in 2023)

Implementation of Policy in 2023/24

2023/24 APP

Performance measures (%) weighting	Outturn (% of max)
Group Underlying EPS (35%)	100.0 %
Group RoE (35%)	63.9 %
Operational (15%)*	21.0 %
Individual: John Pettigrew (15%)	100.0 %
Individual: Andy Agg (15%)	82.0 %

* As mentioned in the Chair letter, downward discretion was applied to the operational portion of the APP.

2023/24 APP outcome

	% of Maximum	Actual (£'000)	Maximum (£'000)
John Pettigrew	75.5 %	1,062	1,407
Andy Agg	72.8 %	674	926

How we propose to implement the Policy in 2024/25

Measures for 2024/25:

- Group RoE (35%)
- Group Underlying EPS (35%)
- Operational measures – Customer, Colleague, Diversity (15%)
- Individual objectives (15%)

LTPP


Y0
Y1
Y2
Y3
Y4
Y5
2021 LTPP award
Vesting period
Two-year holding period

Key features of Policy (adopted 2022)

- Maximum award level is 350% of salary for the Chief Executive and 300% for other Executive Directors
- Financial measures to comprise at least 60% of the LTPP; introduction of an ESG measure expected to make up 20% of the LTPP
- Vesting is subject to long-term performance conditions over a three-year performance period
- Shares (net of tax) must be retained until the later of two years from vesting or meeting the shareholding requirement
- Subject to both malus and clawback. (Note: US clawback policy requirements were adopted in 2023)

Implementation of Policy in 2023/24

2021 LTPP

Performance measures (%) weighting	Outturn (% of max)
Value Growth (50%)	100.0 %
Group RoE (50%)	63.7 %

2021 LTPP outcome

	% of Maximum	Actual (£'000)	Maximum (£'000)
John Pettigrew	81.9 %	3,944	4,817
Andy Agg	81.9 %	2,167	2,647

How we propose to implement the Policy in 2024/25

Measures for 2024/25:

- Cumulative 3-year Underlying Group EPS (40%)
- Group RoE (40%)
- Scope 1 carbon emissions (10%)
- Enablement of net zero transition (10%)

Shareholding requirements

Key features of Policy (adopted 2022)

Shareholding requirement:

- 500% of salary for the Chief Executive; and
- 400% of salary for other Executive Directors

Post-employment shareholding requirement:

- 200% of salary for two years

Implementation of Policy in 2023/24

John Pettigrew and Andy Agg have met their shareholding requirements


John Pettigrew
1,457%
1,073%
4%
500%
Andy Agg
684%
911%
6%
400%
0%
3,000%
Shareholding requirement
Shares counting towards shareholding requirement[1]
Shares subject to performance conditions[2]
Shares subject to continued employment[3]

1. Represents beneficially owned shares as well as shares held in trust as part of the APP deferred share awards
2. Represents the 2021, 2022 and 2023 LTPP awards subject to performance conditions
3. Represents shares held as part of the Sharesave scheme

- Nicola Shaw stepped down from the Board on 30 April 2022 and has met her post employment shareholding requirement as at 31 March 2024

How we propose to implement the Policy in 2024/25

- Shareholding requirements remain unchanged

Non-executive Director fees

Key features of Policy (adopted 2022)

Provides flexibility to reflect additional responsibilities where these are material to the roles

Fee structure:

- Chair fee (all inclusive);
- Basic fee;
- Committee Chair fee;
- Committee membership fee;
- Senior Independent Director fee; and
- Additional Board responsibilities fees

Implementation of Policy in 2023/24

- Chair fee has remained consistent in accordance with the fee being fixed on appointment for three years
- Non-executive Directors' fees were reviewed last year and increased by 4.0%, with the exception of the Audit and Risk Chair fee which was increased by 9.7% given the increasing complexity within the role and to align fees at mid-market

How we propose to implement the Policy in 2024/25

- All Non-executive Directors' fees, including the Chair, will be increased by 4.5% – below the average increase of 5.0% across the UK wider workforce

101 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report continued
Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25 continued

Alignment of remuneration with our business strategy

We align our performance linked elements of remuneration (APP and LTPP) to our strategic priorities, long-term shareholder value and our vision to be at the heart of a clean, fair and affordable energy future, together with our sustainability commitment.

Our vision and values
Our vision is to be at the heart of a clean, fair and affordable energy future.

Every day we do the right thing, find a better way and make it happen.

Our strategy

- Enable the energy transition for all
- Deliver for customers efficiently
- Grow our organisational capability
- Empower colleagues for great performance

Our 2022 Policy is aligned to our business strategy

Element of reward	Summary	Link to our strategy	Link to our values	Link to our Responsible Business Charter pillars
APP				
Group Underlying EPS (pence per share) (35% weighting)	A measure that evaluates earnings for the Group with targets that consider specific challenges and opportunities in the year ahead while remaining consistent with our longer-term performance goals.	Deliver for customers efficiently; Grow our organisational capability; Empower colleagues for great performance	Do the right thing **Find a better way** **Make it happen**	Our environment Our customers and communities Our people **Responsible Business fundamentals**
Group RoE (35% weighting)	A relevant and key measure of performance as a primarily regulated asset-based company with targets set to ensure strong in-year returns and operational results.	Deliver for customers efficiently; Grow our organisational capability	Do the right thing **Find a better way** **Make it happen**	Our environment Our customers and communities Our people **Responsible Business fundamentals**
Customer (5% weighting)	An equally weighted index of quantifiable and mainly externally measured customer satisfaction scores across each of the Group's business units.	Enable the energy transition for all; Deliver for customers efficiently; Empower colleagues for great performance	**Do the right thing** **Find a better way** **Make it happen**	The environment **Our customers and communities** Our people Responsible Business fundamentals
Colleague (5% weighting)	A quantitative index from our annual Group-wide employee engagement survey (Grid:voice).	Grow our organisational capability; Empower colleagues for great performance	**Do the right thing** **Find a better way** **Make it happen**	Our environment Our customers and communities **Our people** Responsible Business fundamentals
Diversity (5% weighting)	A quantitative set of goals focusing on building a strong, diverse and inclusive workforce.	Grow our organisational capability; Empower colleagues for great performance	**Do the right thing** **Find a better way** **Make it happen**	Our environment Our customers and communities **Our people** Responsible Business fundamentals
LTPP				
Cumulative 3 year Underlying Group EPS (40% weighting)	A measure that assesses underlying EPS over the three years in the LTPP performance period.	Deliver for customers efficiently; Grow our organisational capability; Empower colleagues for great performance	Do the right thing **Find a better way** **Make it happen**	Our environment Our customers and communities Our people **Responsible Business fundamentals**
Group RoE (40% weighting)	A measure that is averaged across the three-year performance period to incentivise sustainable returns for shareholders in the longer term.	Deliver for customers efficiently; Grow our organisational capability	Do the right thing **Find a better way** **Make it happen**	Our environment Our customers and communities Our people **Responsible Business fundamentals**
Reduction of Scope 1 emissions (10% weighting)	A cumulative measure aligned to meet the Group's 2030 SBTi and long-term net zero target of 1.5°C.	Enable the energy transition for all	**Do the right thing** **Find a better way** **Make it happen**	**Our environment** **Our customers and communities** Our people **Responsible Business fundamentals**
Enablement of net zero transition (Scope 2 and 3 emissions and strategic initiatives) (10% weighting)	A measure that assesses delivery against key net zero strategic priorities and quantified outcomes to achieve a net zero future by 2050.	Enable the energy transition for all	**Do the right thing** **Find a better way** **Make it happen**	**Our environment** **Our customers and communities** Our people **Responsible Business fundamentals**

102 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Statement of implementation of Policy in 2023/24

Content contained within a blue dotted box indicates that all the information in the panel is audited

2023/24 remuneration implementation

Single total figure of remuneration – Executive Directors

The following table shows a single total figure of remuneration in respect of qualifying service for 2023/24, together with comparative figures for 2022/23. All figures shown to £'000:

	John Pettigrew		Andy Agg	
	2023/24	2022/23	**2023/24**	2022/23
Salary	**1,125**	1,083	**741**	708
Taxable benefits	**87**	58	**29**	29
Pension	**135**	130	**89**	85
Total fixed pay	**1,347**	1,271	**859**	822
APP	**1,062**	1,118	**674**	731
LTPP	**3,944**	4,873	**2,167**	2,571
Total variable pay	**5,006**	5,991	**2,841**	3,302
Total remuneration	**6,353**	7,262	**3,700**	4,124

Notes:

Salary: John Pettigrew's and Andy Agg's salaries increased by 4.0% to £1,136,200 and £747,800 as of 1 July 2023 respectively – below the average increase of 8.7% across the UK wider workforce.

Taxable benefits: This includes private medical insurance, life assurance, allowance under the Group's flexible benefits programme, travel and accommodation expenses, a fully expensed car or cash alternative and the use of a car and a driver when required. John Pettigrew received £12,000 for his company car allowance, £2,388 for life assurance, £890 for private medical insurance, £1,000 for travel expenses and £70,848 for the use of a car and driver for 2023/24 (2022/23: approximately £43,500). The use of car and driver benefit have increased due to a cover service being used while the driver was unavailable. Andy Agg received £12,000 for his company car allowance, £6,560 for life assurance, £1,994 for private medical insurance and £9,290 for taxable accommodation and travel expenses for 2023/24. There were no Sharesave options granted to any Executive Directors during 2023/24.

Pension: Pension contributions for John Pettigrew and Andy Agg were 12% of salary for 2023/24.

LTPP: The 2021 LTPP is due to vest in July 2024. The average share price over the three months from 1 January 2024 to 31 March 2024 of 1,043.70 pence has been applied and estimated dividend equivalents are included. The 2020 LTPP figures (included in the 2022/23 column) have been restated to reflect the actual share price on vesting and all dividend equivalent shares. As the vesting share price of 1,046.52 pence was higher versus the estimate of 1,043.51 pence (and the additional dividend equivalent shares added for the dividend with a record date of 2 June 2023 with a dividend rate of 37.60 pence per share), the actual value at vesting was £13,900 higher than for the estimate published last year for John Pettigrew and £7,000 higher for Andy Agg.

Impact of TSR and share price change: The value of the 2021 LTPP award is driven in part by the share price increase of 12.9% from date of grant to date of vest and the strong TSR of 45.5% over the three-year performance period.

Malus and clawback: The Committee considered whether any or all of an award should be forfeited, even if already paid due to exceptional circumstances outlined in our Policy and determined that no action was required.

◆ Total pension benefits

John Pettigrew and Andy Agg received a cash allowance in lieu of participation in a pension arrangement. There are no additional benefits on early retirement. The values of pension contributions, received during this year, are shown in the single total figure of remuneration table.

John Pettigrew has, in addition, accrued defined benefit (DB) entitlements. He opted out of the DB scheme on 31 March 2016 with a deferred pension and lump sum payable at his normal retirement date of 26 October 2031. At 31 March 2024, John Pettigrew's accrued DB pension was £108,762 per annum and his accrued lump sum was £326,287. No additional DB entitlements have been earned over the financial year, other than an increase for price inflation due under the pension scheme rules and legislation. Under the terms of the pension scheme, if he satisfies the ill-health requirements or he is made redundant, a pension may be payable earlier than his normal retirement date. A lump sum death in service benefit is also provided in respect of these DB entitlements.

◆ 2023/24 APP

For 2023/24 APP, financial measures represent 70% of the award and operational measures and individual objectives equally represent 15% each of the award similar to 2022/23. Payment of the APP award is made 50% in shares and 50% in cash. Shares (after any sales to pay associated tax) must be retained until the shareholding requirement is met, and in any event for a minimum of two years after receipt.

For financial measures, threshold, target and stretch performance levels are set by the Committee for the performance period and pay out at 0%, 50% and 100% of the maximum calculated on a straight-line basis. Operational measures have been assessed on a four-point scale (not met, partially achieved, achieved and over-achieved) based on quantitative targets set at the beginning of the year by the Committee. Target and stretch performance levels for the individual objectives are also predetermined by the Committee for the performance period, and an assessment of the performance relative to the target and stretch performance levels is made at the end of the performance year on each objective. Executive Directors have a maximum opportunity of 125% of base salary for 2023/24.

◆ APP – Financial performance

The financial measures (70%) were weighted equally between two measures – Group Underlying EPS and Group RoE. The Group has continued to deliver strong financial performance driven by improved UK regulated performance, strong New York performance and the successful completion of the cost efficiency programme across the business.

103 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report continued
Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25 continued

The financial performance outcomes of the 2023/24 APP award are summarised in the table below:

Measure	Weighting (% of APP)	Threshold	Target	Stretch	Outcome (% of max)
Group Underlying EPS (pence) Ⓐ	35%	71.8	74.8 (actual: 78.0)	77.8	100.0%
Group RoE (%) Ⓐ	35%	8.4%	8.8% (actual: 8.9%)	9.2%	63.9%
Total financial outturn	70%				82.0%

Ⓐ Denotes an 'alternative performance measure' as described on page 18

Notes:

Group Underlying EPS: Technical adjustments have been made which increase the performance range (including threshold, target and stretch) by 7.3 pence. This reflects the net effect of currency adjustments, scrip issuances, US pension assumptions and US/UK pension interest and the impact of our change in Underlying EPS definition during the year to exclude the impact of NGET and NGED deferred tax. The impact of the deferred tax change has been excluded to ensure that performance is measured against the original targets.

Group RoE: Technical adjustments have been made which decrease the performance range by 0.2% to reflect the impact of the final opening equity being higher than forecast.

APP – Operational performance

The operational measures (15%) were weighted equally between three key measures:

- Customer: Group customer satisfaction index;
- Colleague: 'Delivering Results' index; and
- Diversity, Equity, and Inclusion: Gender and Ethnic Diversity of senior managers (Bands A-C) and new entrants (at entry levels only)

Operational measures were assessed on a four-point scale (not met, partially achieved, achieved and over-achieved) based on quantifiable targets where possible and qualitative outcomes to reflect a balanced assessment of performance. Overall, there was a mixed performance against each measure with DEI goals being achieved, customer scores being partially achieved and delivering results scores not being met, resulting in a combined outcome of 42.1% of maximum.

However, as detailed in the Chair letter, following the fatal incident in August 2023 at Ludlow, UK, the Committee decided to exercise its discretion to reduce the operational portion of the APP by half, reducing the operational outturn from 42.1% to 21.0% for John Pettigrew and Andy Agg.

Measure	Details	Assessment	Outcome
Customer: Group customer satisfaction index (5%)	Blend of customer scores across the business units all equally weighted: • Customer Relationship Index for New York and New England; • Ofgem scores for UK ET and UK ED; and • Customer output measures for NGV	New York customer score has been achieved due to improvements in brand trust, service satisfaction and customer effort	3 Achieved
		New England customer score has not been meet due to a decline in service satisfaction and customer effort	1 Not met
		UK ET customer score has improved year on year but has not met targets due to a challenging year for customer connections, with significant volumes applying to connect and a great deal of uncertainty for customers surrounding two-step offers process	1 Not met
		UK ED customer score has been achieved and the business also received an reward of £0.4 million across the four license areas as part of the Broad Measure Customer Satisfaction score	3 Achieved
		NGV customer scores have been achieved and are driven by most asset reliability KPIs remaining high	3 Achieved
		Further detail on customer satisfaction can be found on page 20.	
			45%
Colleague: Group 'Delivering Results' index (5%)	Index in our annual employee engagement survey (Grid:voice) that assesses the Company values, and measures how the Company has improved the culture and achieved its vision and strategic priorities for this year	Group 'Delivering Results' index was 58% (below threshold). The scores show a mixed picture across the business and highlight a need to align with colleagues better on the culture, values and strategic priorities of the Group.	1 Not met
			0%
DEI: Gender and ethnic diversity of senior managers and above and of new entrants	A goal that focuses on the overall gender diversity and ethnic diversity of senior managers and above (Band A-Cs) as well as new entrants (entry level only) to the workforce	2023/24 saw an established, compelling set of DEI initiatives and management actions that have had a positive, sustainable impact on gender diversity and ethnic diversity goals. Gender diversity and ethnic diversity of senior managers and above was over-achieved and achieved respectively. Gender diversity and ethnic diversity for new entrants, measured at Group level, was achieved for both the measures.	3 Achieved
			81.3%
Combined operational outcome			42.1%
Post discretion – Combined operational outcome			21.0%

APP – Individual objectives

In addition to the financial and operational goals outlined above, the Board approves annual individual performance goals for the Executive Directors in line with key operational and strategic priorities. As part of the process for assessing individual performance, the Chief Executive provided the Board with a comprehensive review of company performance and his individual contributions relative to the previously adopted goals. Upon assessment, the Board considered that the Chief Executive's performance had contributed significantly to the progress made across each of the goals. The Chief Executive undertook the same process for the Chief Financial Officer and presented his recommendations to the Committee in March 2024. The following table sets out the 2023/24 individual objectives together with associated performance commentaries and the Committee's assessment of the performance outcome for each of the Executive Directors:

104 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Individual objectives and performance summary – John Pettigrew	Outcome
Achieve greater clarity on future transmission and related investment in the UK in support of net zero • Significant progress in mobilising Strategic Infrastructure to deliver accelerated transmission projects and creating capabilities to deliver the capital delivery programme • Great progress in the delivery and acceleration of new clean energy projects in the UK	100%
Advance a framework of agreement on the future of natural gas in the US • Significant effort has been placed on building relationships with key administrators and regulators to influence the future of natural gas. There is a recognition that continued investment in the gas network is important for safety and reliability • There will be continued work with relevant parties to secure regulatory support and long-term investment in our Clean Energy Vision	
Continue to develop leaders for the future • There has been a strengthening of future leadership through key hires, furthering diversity and transformation capabilities within the top 100 leaders • Improved succession planning at senior levels and launched bespoke development programmes to enhance leadership capabilities within the business	

Individual objectives and performance summary – Andy Agg	Outcome
Ensure financing strategy underpinning Group strategy is agreed by the Board with strong investor support • Successfully initiated the separation of ESO; on track to execute full separation in 2024 • Approved refreshed financing strategy alongside updated 5-year plan • Built on existing stakeholder support, meeting a significant portion of the shareholder register and maintaining a global reach	82%
Enhance our supply chain focus and capabilities to enable a time- and cost-effective delivery of capital projects • Successfully developed and executed numerous Business Unit-specific supply chain plans • Successfully launched a strategic supplier engagement programme across multiple suppliers during the year • Secured the Great Grid Partnership to support Strategic Infrastructure projects • Delivered efficiency savings and on track to deliver UK ED synergy totex savings in full	
Deliver CFO transformation roadmap • Delivered significant value through transformation initiatives • Launched and implemented a number of projects including US Ariba, SAC Planning and Co-pilot headcount validation tools • Made significant progress on controls initiatives in delivering our 2023/24 Controls roadmap	
Improve and deepen leadership capabilities and succession pipeline • Successfully restructured the finance organisation • Successfully onboarded the first cohort of apprentices in the UK and implemented a new talent pipeline programme in the US	

2021 LTPP

Performance conditions

The 2021 LTPP will vest on 1 July 2024 and was based on equal weighting for Group RoE (50%) and Value Growth (50%), measured over the entire three-year performance period (2021/22 – 2023/24). The financial measures and weightings of the 2021 LTPP below are the same for all Executive Directors.

As detailed in the Chair letter, the outturns of the 2021 LTPP are reflective of the business' performance over the period and are summarised below. This is driven by the acquisition of UK ED in June 2021, the successful completion of the Evolution cost efficiency programme exceeding targets and delivering savings of £513 million, and the commencement of T2 and ED2 price controls alongside new rate cases in the US. We also executed several non-core asset disposals including St William and Millennium driving further shareholder value. The outturns are summarised below:

Performance measure	Weighting	Threshold 20% vesting	Outturn	Maximum 100% vesting	Actual % of maximum
Group RoE (A)	50.0 %	9.75%	10.4%	11.00 %	63.7 %
Value Growth (A)	50.0 %	9.25%	11.6%	11.00 %	100.0 %
					81.9 %

(A) Denotes an 'alternative performance measure' as described on page 18

Vesting

The amounts due to vest under the 2021 LTPP for the performance period that ended on 31 March 2024 are included in the 2023/24 single total figure table on page 103 and are shown in the table below. The current share price valuation is an estimate based on the average share price over the three months from 1 January 2024 to 31 March 2024 of 1,043.70 pence and the proposed 2023/24 final dividend with record date of 7 June 2024, subject to shareholder approval, is included. The total value of awards vesting, and dividend equivalent shares are subject to a two-year holding period.

The Committee considered wider business factors, such as underlying financial performance, ESG considerations, potential windfall gains and shareholder experience, when determining the final outturn for the 2021 LTPP and were comfortable that no adjustments were required. While the 2021 LTPP performance measures, for the performance period that ended on 31 March 2024, are not impacted by the Rights Issue, the number of award shares due to vest on 1 July 2024 will be impacted by the Rights Issue, as mentioned in the Committee Chair letter. The adjustment for the inflight 2021 LTPP award shares will be disclosed in the 2024/25 Directors' Remuneration Report.

	Shares awarded	Performance outcome (% of maximum)	Vested shares based on performance	Face value of the award at grant (£'000)	Share price appreciation (£'000)	Dividend equivalent shares (£'000)	Total value (£'000)
John Pettigrew	398,568	81.9	326,287	3,017	388	538	3,944
Andy Agg	218,993	81.9	179,278	1,658	213	296	2,167

105 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report continued
Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25 continued

Assessment of National Grid shareholder returns

National Grid plc's 10-year annual TSR performance against the FTSE 100 Index since 31 March 2014 is shown below and illustrates the growth in value of a notional £100 holding invested in National Grid plc on 31 March 2014, compared with the same invested in the FTSE 100 Index. The FTSE 100 Index has been chosen because it is a widely-recognised performance benchmark for large companies in the UK and it is a useful reference to assess relative value creation for National Grid plc shareholders. Over the last 10-year period, National Grid plc's TSR is 211% versus the FTSE 100 Index at 172%, demonstrating sustainable long-term value for our shareholders.

Total Shareholder Return (£)


Value of hypothetical £100 holding
200
100
100
111.13
129.25
138.53
112.36
134.15
152.13
144.92
204.17
199.65
210.80
100
107.51
99.89
124.28
124.43
132.17
110.22
132.82
149.85
162.18
172.25
31/3/14
31/3/15
31/3/16
31/3/17
31/3/18
31/3/19
31/3/20
31/3/21
31/3/22
31/3/23
31/3/24
National Grid
FTSE 100 Index

2023 LTPP

Performance conditions

For the 2023 LTPP, the performance measures comprise of two equally weighted financial measures totalling 80% and two equally weighted net zero transition measures totalling 20% over the three-year performance period, as outlined in the table below.

Performance measure	Weighting	Threshold 20% vesting	Maximum 100% vesting
Cumulative three-year Underlying Group EPS ◆A	40 %	201 p	219 p
Group RoE ◆A	40 %	8.25 %	9.50 %
National Grid Scope 1 emissions	10 %	-77 $ktCO_2e$	-127 $ktCO_2e$
Enablement of net zero transition: Strategic initiatives (Scope 2 and 3)	10 %	There are four key areas of focus (US energy-efficiency programmes, UK net zero transmission strategy, US future of gas strategy and low-carbon electricity distribution investment) which will be measured on a four-point scale (below threshold, between threshold and target, on or above target and stretch and above) based on delivery of quantifiable and qualitative outcomes.	

Notes: Vesting between threshold and maximum will be on a straight-line basis.

◆A Denotes an 'alternative performance measure' as described on page 18

In light of the Rights Issue, the Committee reviewed the performance conditions outlined above, noting that the issue of additional equity will have an impact on the Cumulative three-year Underlying Group EPS and Group RoE. To ensure that performance is measured on a like-for-like basis, adjustments will be made to the performance targets in relation to the 2022 and 2023 inflight LTPP awards.

Conditional awards made during the year

The face value of the awards are calculated using the volume weighted average share price at the date of grant. The share price at the date of grant on 28 June 2023 was 1,046.14 pence. The 2023 LTPP will vest on 1 July 2026. The total value of awards vesting and dividend equivalent shares are subject to a two-year holding period following vesting. As noted in the Committee Chair letter, unvested or unexercised awards under our all-employee and discretionary share plans (including our LTPP) will be adjusted to take account of the Rights Issue and will be disclosed in the subsequent Directors' Remuneration Report.

	Basis of award (% of base)	Number of shares	Face value (£'000)	Proportion vesting at threshold performance	Performance period end date
John Pettigrew	350 %	380,130	3,977	20 %	31 March 2026
Andy Agg	300 %	214,445	2,243	20 %	31 March 2026

Statement of Directors' shareholdings and share interests

The Executive Directors are required to build up and hold a shareholding from vested share plan awards until their shareholding requirement is met. Until this point, Executive Directors will not be permitted to sell shares, other than to pay income tax liabilities on shares just vested or in exceptional circumstances approved by the Committee. The following table shows the position of each of the Executive Directors in relation to the shareholding requirement. The shareholding is as at 31 March 2024 and the salary used to calculate the value of the shareholding is the gross salary as at 31 March 2024. The table also presents the number of shares owned by the Non-executive Directors, including their connected persons.

Both John Pettigrew and Andy Agg have met their shareholding requirement.

Further shares have been purchased in April and May 2024 on behalf of each of John Pettigrew and Andy Agg as part of the Share Incentive Plan (SIP) (an HMRC tax-advantaged all-employee share plan), thereby increasing the beneficial interests by 28 shares (14 each in April and May) for both John Pettigrew and Andy Agg. There have been no other changes in Directors' shareholdings between 1 April 2024 and 22 May 2024.

106 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Directors	Share ownership requirements (multiple of salary)	Number of shares/ADSs owned outright (including associated persons and SIP for Executive Directors)	Value of shares held as a multiple of current salary (excluding closely associated persons)	Number of options granted under the Sharesave Plan	Conditional share awards subject to performance conditions (LTPP 2021, 2022 and 2023)
Executive Directors					
John Pettigrew	500 %	1,543,276	1,457 %	4,219	1,136,304
Andy Agg	400 %	476,855	684 %	4,316	635,165
Non-executive Directors					
Paula Rosput Reynolds (ADSs)	—	2,000	—	—	—
Anne Robinson (ADSs)	—	—	—	—	—
Earl Shipp (ADSs)	—	1,000	—	—	—
Iain Mackay	—	—	—	—	—
Ian Livingston	—	1,838	—	—	—
Jacqui Ferguson	—	—	—	—	—
Jonathan Silver (ADSs)	—	—	—	—	—
Martha Wyrsch (ADSs)	—	5,000	—	—	—
Tony Wood	—	2,000	—	—	—
Former Non-executive Directors					
Liz Hewitt	—	2,500	—	—	—
Thérèse Esperdy (ADSs)	—	1,587	—	—	—

Notes:

John Pettigrew: On 31 March 2024, John Pettigrew held 4,219 options granted under the Sharesave Plan with an exercise price of 711 pence per share (the 20% discounted option price) which can, subject to their terms, be exercised at 711 pence per share between 1 April 2025 and 30 September 2025. The number of conditional share awards subject to performance conditions is as follows: 2021 LTPP: 398,568; 2022 LTPP: 357,606; 2023 LTPP: 380,130.

Andy Agg: On 31 March 2024, Andy Agg held 4,316 options granted under the Sharesave Plan with an exercise price of 695 pence per share (the 20% discounted option price) and they can, subject to their terms, be exercised at 695 pence per share between 1 April 2026 and 30 September 2026. The number of conditional share awards subject to performance conditions is as follows: 2021 LTPP: 218,993; 2022 LTPP: 201,727; 2023 LTPP: 214,445.

Paula Rosput Reynolds, Thérèse Esperdy, Earl Shipp, Jonathan Silver, Martha Wyrsch and Anne Robinson: Holdings are shown as American Depositary Shares (ADSs) and each ADS represents five ordinary shares.

Post-employment shareholding requirements

Past Executive Directors are required to continue to hold their vested shares/ADSs post employment for a period of two years in line with our current Policy.

To enforce this, the Executive Directors have given permission for the Group to periodically check with its third-party share scheme administrator whether the minimum shareholding requirement is being maintained. The Executive Directors have acknowledged that if they breach their post-employment shareholding requirement for any reason, the Group may enforce at its discretion one or more of the following processes: to request they repay to the Group an amount equivalent in value to the shareholding requirement that has not been met; the Group may withdraw/vary the vesting of any future shares granted under the LTPP; the Company may publish a public statement in a form, as the Group may decide, that the Director has failed to comply with the post-employment shareholding requirement. Executive Directors are reminded annually and when employed, of the post-employment shareholding requirement. At termination, the minimum shareholding requirement is confirmed to the Director and checks are made by the Group at the 12-month and 24-month anniversary of leaving and at the relevant financial year end, 31 March, to ascertain if their post-employment shareholding requirement has been met.

Nicola Shaw stood down from the Board on 26 July 2021 and her termination date was 30 April 2022, at which time she was subject to a post-employment shareholding requirement of 200% of salary at termination for a period of two years. As of 31 March 2024, Nicola Shaw continues to meet her post-employment shareholding requirement.

Shareholder dilution

All Company employees are encouraged to become shareholders through a number of all-employee share plans and a significant proportion of our employees participate annually. These plans include Sharesave and the SIP in the UK and the US Employee Stock Purchase Plan (ESPP) and US Incentive Thrift Plan (commonly referred to as a 401(k) plan) in the US which are summarised on page 238 and in our Policy.

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive or discretionary share-based incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution levels against these limits annually and under these limits the Company, as at 31 March 2024, had a headroom of 3.82% and 7.69% respectively.

Unvested or unexercised awards under our all-employee and discretionary share plans will be adjusted to take account of the Rights Issue.

Chief Executive pay ratio

We have disclosed our Chief Executive pay ratios comparing the single total figure of remuneration of the Chief Executive to the equivalent pay for the 25th percentile, median and 75th percentile UK employees (calculated on a full-time equivalent basis), as well as the median Group-wide pay ratio.

The Chief Executive pay ratio has decreased from 111:1 to 90:1 at the UK median, primarily due to the impact of the 2021 LTPP award on the Chief Executive's decreased single total figure of remuneration this year as well as the pay and benefits of employees increasing from last year. The Group median pay ratio has decreased as well compared with last year due to the same increase in wages being applied in the US.

Excluding estimated 2021 LTPP vesting, our UK median pay ratio has decreased from 37:1 in 2022/23 to 34:1 this year and our Group pay ratio remained consistent at 25:1 for both years.

107 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report continued

Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25 continued

Year	Method	UK 25th percentile pay ratio	UK Median pay ratio	UK 75th percentile pay ratio	Group-wide Median pay ratio
2023/24	Option A	117	90	69	65
2022/23	Option A	144	111	86	76
2021/22	Option A	135	105	81	76
2020/21	Option A	104	81	62	54
2019/20	Option A	111	86	66	53
2018/19 – voluntary	Option A	96	76	58	48

Notes: Salaries as at 31 March 2024 and estimated performance-based annual payments for 2023/24 have been annualised for part-time employees to reflect full-time equivalents. Performance payments have not been further adjusted to compensate where new employees have not completed a full performance year. The comparison with UK employees is specified by the 2018 amendment of the The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. US employees represent approximately 55% of our total employees. Our median pay ratio on a Group-wide basis is outlined above and calculated on the same basis as the UK pay ratios and at an exchange rate of $1.2624:£1.

Changes in the Chief Executive pay ratio reflect the fact that a key feature of our executive and senior leadership remuneration strategy is heavily weighted towards longer-term performance share-based reward, resulting in larger swings year-on-year than the wider workforce. Across the wider workforce, employee remuneration is largely focused on in-year annual delivery.

The 2023/24 salary and total pay including benefits for the Chief Executive versus UK employees is shown below.

2023/24 Salary and benefits – Chief Executive versus UK wider workforce

	Chief Executive Remuneration	UK employee 25th percentile	UK employee median	UK employee 75th percentile
Salary	£1,125,275	£41,913	£48,369	£63,000
Total pay and benefits	£6,353,185	£54,098	£70,388	£92,336

We have chosen to use Option A in calculating the ratios, which is a calculation based on the pay of all UK employees on a full-time equivalent basis, as this option is considered to be more statistically robust. The ratios are based on total pay and benefits inclusive of short-term and long-term incentives applicable for the respective financial year (1 April – 31 March). The reference employees at the 25th, median and 75th percentile have been determined by reference to pay and taxable benefits as at the last day of the respective financial year, 31 March, with estimates for the respective APP payouts and performance outcomes of the LTPP and dividend equivalents.

We are satisfied that the median pay ratio reported this year is consistent with our wider pay, reward and progression policies for employees. The median reference employee falls within our collectively bargained employee population and has the opportunity for annual pay increases, annual performance payments and career progression and development opportunities. The Chief Executive received a pay increase of 4.0% in 2022/23, below the UK wider workforce increase of 8.7%. For reference, in 2024/25, the Chief Executive will receive a 4.5% pay increase, which is below the UK wider workforce increase of 5.0%.

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

Relative importance of spend on pay


+4%
1,929
2,007
Payroll costs
+7%
2,032
2,168
Dividends
+55%
635
983
Tax
-2%
1,514
1,479
Net Interest
+3%
7,431
7,648
Capital expenditure
2022/23 (£m)
2023/24 (£m)

Notes:
1. Presented on a continuing basis only
2. Percentage increase/decrease of the costs between years is shown

108 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Chief Executive's pay in the last 10 financial years

Steve Holliday was Chief Executive throughout the two-year period from 2014/15 to 2015/16. John Pettigrew became Chief Executive on 1 April 2016.

	Steve Holliday		John Pettigrew							
	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24
Single total figure of remuneration (£'000)	4,845	5,151	4,623	3,648	4,651	5,205	5,071	6,614	7,262	6,353
Single total figure of remuneration including only 2014 LTPP (£'000)			3,931							
APP (proportion of maximum awarded)	94.80 %	94.60 %	73.86 %	82.90 %	84.20 %	70.58 %	80.43 %	85.20 %	82.62 %	75.50 %
LTPP (proportion of maximum vesting)	55.81 %	63.45 %	90.41 %	85.20 %	84.20 %	84.90 %	68.00 %	74.22 %	100.00 %	81.87 %

Notes:

John Pettigrew: The single total figure of remuneration for 2023/24 is explained in the single total figure of remuneration table for Executive Directors and single total figure for 2022/23 has been restated to reflect actual share price for 2020 LTPP vesting in 2023 and all dividend equivalent shares, consistent with comparative figures shown in this year's single total figure of remuneration table.

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

Single total figure of remuneration – Non-executive Directors

The following table shows a single total figure in respect of qualifying service for 2023/24, together with comparative figures for 2022/23:

		Fees (£'000)		Other emoluments (£'000)		Total (£'000)	
		2023/24	2022/23	2023/24	2022/23	2023/24	2022/23
Paula Rosput Reynolds		**700**	700	**56**	56	**756**	756
Anne Robinson		**116**	110	**11**	14	**127**	125
Earl Shipp		**124**	123	**11**	22	**134**	145
Iain Mackay	Appointed on 11.07.2022	**143**	89	**22**	–	**165**	89
Ian Livingston		**162**	142	**–**	1	**162**	142
Jacqui Ferguson	Appointed on 01.01.2024	**27**	–	**1**	–	**28**	–
Jonathan Silver		**122**	124	**12**	45	**133**	169
Martha Wyrsch		**123**	117	**8**	12	**131**	129
Tony Wood		**113**	117	**14**	18	**128**	135
Former Non-executive Directors							
Liz Hewitt	Resigned on 31.01.2024	101	128	4	10	105	47
Thérèse Esperdy	Resigned on 31.12.2023	133	180	12	18	145	199
Total		**1,863**	1,830	**151**	195	**2,013**	2,025

Notes: Non-executive Director fee increases approved in 2022/23 were effective from 1 July 2023.

Other emoluments: In accordance with the Group's expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Group also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above.

Iain Mackay: Joined the Finance Committee as a member effective 1 October 2023.

Ian Livingston: Appointed Chair of the Finance Committee and stepped down as Chair of the Remuneration Committee and remains a member effective 1 October 2023. Appointed as the Senior Independent Director effective 31 December 2023.

Jacqui Ferguson: Joined the Board on 1 January 2024 as a Non-executive Director and member of Audit and Risk Committee.

Martha Wyrsch: Appointed Chair of the Remuneration Committee effective 1 October 2023.

Liz Hewitt: Stepped down from the Board on 31 January 2024.

Thérèse Esperdy: Stepped down as Chair of the Finance Committee effective 1 October 2023 and stepped down from the Board on 31 December 2023.

The total emoluments paid to Executive and Non-Executive Directors in the year were £12.1 million (2022/23: £13.4 million).

Percentage change in remuneration (Executive Directors, Non-executive Directors, employee average)

We have included percentage change in salary/fee, bonus and benefits for each of the Directors compared with prior years. The regulations cover employees of the Parent Company only and not across the Group, and given most employees, if not all, are employed by subsidiary undertakings, we have voluntarily chosen a comparator group of all employees in the UK and the US to provide a representative comparison. In line with the regulations, we shall build this information to display a five-year history by 2024/25.

109 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report continued

Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25 continued

	2020/21			2021/22			2022/23			2023/24		
Executive Directors	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus
John Pettigrew	1.3 %	(4.7)%	15.4 %	1.7 %	(8.8)%	7.8 %	3.4 %	(42.0)%	0.3 %	**3.9 %**	**48.9 %**	**(5.0)%**
Andy Agg	4.9 %	40.6 %	17.7 %	6.5 %	(31.6)%	15.9 %	6.5 %	32.6 %	2.1 %	**4.6 %**	**0.3 %**	**(7.8)%**
Non-executive Directors												
Paula Rosput Reynolds	n/a	n/a	n/a	2816.8 %	n/a	n/a	16.9 %	217.1 %	n/a	**– %**	**0.4 %**	**n/a**
Anne Robinson	n/a	n/a	n/a	n/a	n/a	n/a	474.0 %	n/a	n/a	**5.4 %**	**(23.7)%**	**n/a**
Earl Shipp	0.5 %	(100.0)%	n/a	8.6 %	n/a	n/a	9.0 %	208.6 %	n/a	**0.7 %**	**(51.6)%**	**n/a**
Iain Mackay[1]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	**60.7 %**	**9695.4 %**	**n/a**
Ian Livingston	n/a	n/a	n/a	n/a	n/a	n/a	113.2 %	3.0 %	n/a	**14.3 %**	**(100.0)%**	**n/a**
Jacqui Ferguson[2]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	**n/a**	**n/a**	**n/a**
Jonathan Silver	14.3 %	(100.0)%	n/a	(4.2)%	n/a	n/a	24.5 %	383.6 %	n/a	**(1.7)%**	**(74.2)%**	**n/a**
Martha Wyrsch	n/a	n/a	n/a	n/a	n/a	n/a	111.0 %	280.3 %	n/a	**4.5 %**	**(30.6)%**	**n/a**
Tony Wood	n/a	n/a	n/a	n/a	n/a	n/a	144.2 %	857.5 %	n/a	**(3.1)%**	**(19.0)%**	**n/a**
Former Non-executive Directors												
Liz Hewitt[3]	334.8 %	(100.0)%	n/a	14.5 %	n/a	n/a	12.8 %	12.0 %	n/a	**(21.0)%**	**(55.0)%**	**n/a**
Thérèse Esperdy[3]	0.4 %	(100.0)%	n/a	(0.8)%	n/a	n/a	28.2 %	84.8 %	n/a	**(26.2)%**	**(35.3)%**	**n/a**
Employee median	(8.5)%	1.7 %	(5.5)%	2.8 %	6.1 %	40.0 %	12.4 %	36.4 %	(23.0)%	**5.0 %**	**6.6 %**	**(3.8)%**

Notes:

1. Iain Mackay was appointed to the Board on 11 July 2022, therefore 2022/23 fees and benefits were prorated.
2. Jacqui Ferguson was appointed to the Board on 1 January 2024, therefore percentage change is not applicable for 2023/24.
3. Liz Hewitt and Thérèse Esperdy resigned from the Board effective 31 January 2024 and 31 December 2023 respectively, therefore received prorated fees for the financial year.
4. **Benefits/other emoluments:** For Executive Directors, benefits include private medical insurance, life assurance, allowance under the Group's flexible benefits programme, travel and accommodation expenses, a fully expensed car or cash alternative and the use of a car and a driver when required. For Non-executive Directors, the equivalent of benefits is emoluments. In accordance with the Group's expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Group also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above. The 2022/23 year-on-year increase on Non-executive Directors benefits was due to global travel returning to pre-pandemic levels; therefore Directors travelled several times during the year incurring travel/accommodation expenses.

Service contracts/letters of appointment

In line with our Policy, all Executive Directors have service contracts which are terminable by either party with 12 months' notice commencing immediately after announcement. Non-executive Directors are subject to letters of appointment. The Board Chair's appointment is subject to six months' notice by either party; for other Non-executive Directors, notice is one month. All Directors are required to be elected at each AGM.

There have been no changes made to Directors' service contracts and letters of appointment, other than the additional US Clawback Policy, which was adopted in line with the New York Stock Exchange rules requirement. Copies of service contracts and letters of appointment are available for inspection at the Company's registered office.

Payments for loss of office and payments to past Directors

As mentioned in last year's Directors' Remuneration Report, Nicola Shaw stood down from the Board on 26 July 2021 and remained in active employment until 31 October 2021.

The Committee agreed to grant good leaver treatment for Nicola Shaw's in-flight LTPP awards given her overall long-term strong performance and contribution to the business. The 2020 LTPP figure published in our Directors' Remuneration Report 2022/23 (page 102) of £1,336,277 is restated to £1,340,142 to reflect the actual share price on vesting and all dividend equivalent shares. As the vesting share price of 1,046.52 pence was higher versus the estimate of 1,043.51 pence (and the additional dividend equivalent shares added for the dividend with a record date of 2 June 2023 with a dividend rate of 37.60 pence per share), the actual value at vesting was £3,900 more than for the estimate published last year. Similar to last year, all payments are in accordance with her service agreement, the Policy and in line with our June 2021 RNS announcement and subject to applicable tax withholdings.

There have been no other payments made to past Directors during 2023/24.

External appointments and retention of fees

As per our Policy, Executive Directors may, with the approval of the Board, accept one external appointment as a Non-executive Director of another company and retain any fees received for the appointment. Experience as a board member of another company is considered to be valuable personal development, which in turn is of benefit to the Company. The table below details the Executive Directors' appointments as Non-executive Director in other companies during the year ended 31 March 2024

	Company	Retained fees
John Pettigrew	Rentokil Initial plc	£100,000
Andy Agg	Weir Group plc	£6,651

Note: Andy Agg was appointed to the Weir Group plc Board as an independent Non-Executive Director effective 27 February 2024.

110 National Grid plc Annual Report and Accounts 2023/24

Corporate Governance

Role of the Remuneration Committee

The Committee is responsible for recommending to the Board the Remuneration Policy for the Executive Directors. The Committee is also responsible for approving the remuneration of the other members of the Group Executive Committee and the Chair. The aim is to align the Policy to the Group strategy and key business objectives, and ensure it reflects our shareholders', customers' and regulators' interests. The Committee receives input on Policy implementation at the wider workforce level before making decisions on matters such as salary increases and annual incentive payouts and closely reviews the appropriateness of pay positioning by reference to external measures (benchmarking remuneration packages) and internal review of Group performance and pay gaps (chief executive pay ratios, gender and ethnicity pay gaps) and the relativity year-on-year of salary, benefits and annual performance incentives compared with the same for the rest of the workforce.

- **Clarity**: We identify and communicate a range of performance measures in our incentives which clearly link to the successful execution of the Group's strategy.
- **Simplicity:** Elements of our remuneration framework and their purpose are clearly articulated within our market-standard policy and we believe this is understood by all our stakeholders.
- **Risk:** Risk is managed in a number of ways and evidenced through our Policy, for example: setting maximum levels for incentive plans; implementing measures that are aligned to Group performance and shareholder interests; focusing on the long term and creating value through the LTPP; reviewing formulaic outcomes; malus and clawback provisions including the new US Clawback Policy; and having a high shareholding requirement for senior executives.
- **Predictability:** Full information on the potential values which could be earned are disclosed; our Policy outlines threshold, target and maximum opportunity with varying actual incentive outcomes dependent on performance; and all the checks and balances set out above under Risk are disclosed as part of the Policy.
- **Proportionality:** While incentive plans reward executives' performance in successfully delivering the business strategy, there is also a focus on sustaining this through holding periods that apply to vested shares and annual incentives paid out as shares; all executives are also subject to significant shareholding and post-employment shareholding requirements. The Policy does not reward poor performance and the range of potential payouts under the Policy is appropriate.
- **Alignment to culture and strategy:** Our culture recognises that how we do things is as vital as what we do and this is reflected in the type of performance conditions used in our incentive plans. Both the measures themselves and the targets set aim to reinforce this approach.

Our Policy has operated as intended in terms of Group performance and quantum; a review of key considerations and decisions pertaining to its implementation is provided in the Committee Chair's statement.

The Committee's activities in 2023/24

Meeting/circulations	Main areas of discussion
April 2023	Discussion on the 2022/23 APP provisional outturns Discussion on the 2023/24 APP measures and targets including the individual objectives for the Group Executive Committee Discussion on a number of governance updates including share dilution limits and shareholding for the Group Executive Committee
May 2023	Approval of 2022/23 APP and 2020 LTPP outcomes for the Group Executive Committee Approval of pay decisions for the Group Executive Committee Review of Chair fees Approval of the 2023/24 APP financial, operational and individual objectives and 2023 LTPP targets for the Group Executive Committee; Discussion on the 2022/23 Directors' Remuneration Report Discussion on new US clawback requirement
September 2023*	Item related to a Group Executive Committee member leaving arrangement
November 2023	AGM update Approval of investor engagement plan for 2023/24 Update on the 2023/24 APP and 2021 LTPP provisional outturns for the Group Executive Committee Approval of the US Clawback Policy Items related to various Group Executive Committee members' (i) leaving arrangements and (ii) remuneration arrangements Proposal for the 2023/24 APP strategic objective for a new Group Executive Committee member Approval of the 2023/24 Sharesave Plan
February 2024*	Item related to a Group Executive Committee member remuneration arrangement
March 2024	Discussion of the impact of the potential Rights Issue on share plans and performance conditions External market update and evolving governance Discussion on the 2023/24 expected incentive plan outcomes (APP and outstanding LTPP) for the Group Executive Committee Discussion on the 2024/25 APP financial, operational and individual objectives and 2024 LTPP award for the Group Executive Committee Market data review, base salary increase proposals, in context of wider workforce increases, for the Group Executive Committee Review of broader workforce remuneration and approval of the Gender and Ethnicity Pay Gap calculation

*By circulation

111 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report continued
Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25 continued

Advisors to the Remuneration Committee

PricewaterhouseCoopers LLP (PwC) was selected by the Committee to become its independent advisor from 3 August 2020 and provided advice and counsel to the Committee throughout 2023/24. PwC is a member of the Remuneration Consultants Group (RCG) and has signed up to RCG's code of conduct. The Committee is satisfied that any potential conflicts were appropriately managed. Work undertaken by PwC in its role as independent advisor to the Committee has incurred fees of £102,500 during the 2023/24 on the basis of time charged to perform services and deliverables.

The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that PwC provided credible and professional advice. PwC has provided general and technical remuneration services in relation to employees below Board and Group Executive Committee level that include broad-based employee reward support and data assurance services. In addition, WTW provided benchmarking support to the Committee in the year and incurred fees of £34,200.

The Committee considers the views of the Chair on the performance and remuneration of the Chief Executive, and of the Chief Executive on the performance and remuneration of the other members of the Group Executive Committee. The Committee is also supported by the Group General Counsel & Company Secretary, and either she or her delegate acts as Secretary to the Committee; the Chief People Officer; the Group Head of Reward; and, as required, the Chief Financial Officer, the Group Head of Pensions and the Group Financial Controller.

Voting on the Policy at the 2022 AGM and the Directors' Remuneration Report at the 2023 AGM

2022 Policy


For 93%
Against 7%

Directors' Remuneration Report 2022/23


For 94%
Against 6%

Notes:
1. The Directors' Remuneration Policy voting figures shown refer to votes cast at the 2022 AGM and represent 66.28% of the issued share capital. In addition, shareholders holding 42.6 million shares abstained.
2. The Directors' Remuneration Report voting figures shown refer to votes cast at the 2023 AGM and represent 68.28% of the issued share capital. In addition, shareholders holding 5.2 million shares abstained.

Implementation of the Policy for 2024/25

The 2022 Policy, which was approved at the 2022 AGM, will be implemented during 2024/25 as outlined below:

◆ Salary and pensions

Salary increases for the Executive Directors will be slightly below those awarded to the UK wider workforce. Higher salary increases may be awarded for a change in responsibility. Additionally, in line with the Policy on recruitment remuneration, salaries for new Executive Directors may be set below market level initially and aligned to market level over time (provided the increase is merited by the individual's contribution and performance).

John Pettigrew and Andy Agg will both be awarded salary increases of 4.5%, effective from 1 July 2024.

	From 1 July 2024	From 1 July 2023	% increase
John Pettigrew	£1,187,300	£1,136,200	4.5 %
Andy Agg	£781,500	£747,800	4.5 %

The pension contribution rate for both Executive Directors is in line with that for the UK wider workforce and new joiners at 12%.

◆ 2024/25 APP

The 2024/25 APP measures will be split across financial measures, operational measures and individual objectives, weighted 70%, 15% and 15% respectively. The maximum APP award for both Executive Directors for 2024/25 is 125% of salary, in line with the Policy.

	Measure	Weighting
Financial measures	Underlying Group EPS (A)	35 %
	Group RoE (A)	35 %
Operational measures	Customer: Group customer satisfaction index	5 %
	Colleague: Group 'Delivering Results' index	5 %
	Colleague: Group 'Inclusion' index	5 %
Individual objectives		15 %

(A) Denotes an 'alternative performance measure' as described on page 19

112 National Grid plc Annual Report and Accounts 2023/24

Directors' Remuneration Report continued
Summary of Policy table and approach taken for 2023/24 with intended approach for 2024/25 continued

Consequently, the 2024 LTPP financial measures are designed in a manner which incentivises alternative elements of performance over the long term as compared with the short term. Specifically in LTPP, Group RoE is averaged across the three-year performance period to incentivise sustainable returns for shareholders in the longer term. Similarly, the cumulative three-year Underlying Group EPS measure assesses Underlying EPS for the three years in the LTPP performance period.

Further to the announcement of the Rights Issue on or around 23 May, the Committee is conscious of the impact such an announcement will have on Group financials, including both Cumulative three-year Underlying Group EPS and Group RoE.

As noted in the 2024/25 APP section, the Committee has made the decision to delay the target setting and calibration process until a time where it feels that it can sufficiently assess the impact of the Rights Issue, in order to allow targets to be set in a manner consistent with our typical approach.

◆ Net zero measures

Measures linked to the net zero transition continue to set out key targets and outcomes on the Group's journey to achieve: (1) reductions in the Company's direct Scope 1 emissions and (2) enable the broader net zero energy transition.

Similar to last year, the reduction of Scope 1 emissions measure supports meeting our 2030 group emissions reduction targets. These targets are SBTi validated and aligned to a 1.5°C pathway. The second measure reflects National Grid's role in enabling the transition to net zero by 2050. This measure will continue to assess delivery against key net zero strategic priorities and quantified outcomes that underpin the Group's strategic priority to enable the energy transition through our networks. Assessment of this measure will continue to be based on a four-point scale (below threshold, between threshold and target, on or above target and stretch and above) based on delivery of quantifiable and qualitative outcomes to reflect a balanced assessment of performance.

2024 LTPP targets will be disclosed in the 2024/25 Directors' Remuneration Report.

Fees for Non-executive Directors

Non-executive Director fees were reviewed in May 2024 and will be effective from 1 July 2024 in line with the annual salary review cycle for our wider workforce.

	From 1 July 2024 (£'000)	From 1 July 2023 (£'000)	% increase vs 2023
Chair	731.5	700.0	4.5 %
Senior Independent Director	32.6	31.2	4.5 %
Board fee	86.9	83.2	4.5 %
Chair Audit & Risk Committee	36.6	35.0	4.5 %
Chair Remuneration Committee	32.6	31.2	4.5 %
Chair other Committees (Finance, Safety & Sustainability)	27.2	26.0	4.5 %
Audit & Risk Committee member	25.0	23.9	4.5 %
Remuneration Committee member	19.5	18.7	4.5 %
Other Committee member (Finance, Safety & Sustainability, People & Governance)	16.3	15.6	4.5 %

Note: For the People & Governance Committee, no fees are paid for the Committee Chair, the Senior Independent Director or the Board Chair.

The Directors' Remuneration Report has been approved by the Board and signed on its behalf by:

Martha Wyrsch
Committee Chair
22 May 2024

114 **National Grid plc** Annual Report and Accounts 2023/24

Financial Statements

Financial Statements

Directors' statement and independent auditor's report

Statement of Directors' responsibilities	116
Independent auditor's report	117

Consolidated financial statements under IFRS

Primary statements

Consolidated income statement	127
Consolidated statement of comprehensive income	129
Consolidated statement of changes in equity	130
Consolidated statement of financial position	131
Consolidated cash flow statement	132

Notes to the consolidated financial statements

Note 1 – Basis of preparation and recent accounting developments	133
Note 2 – Segmental analysis	137
Note 3 – Revenue	140
Note 4 – Other operating costs	144
Note 5 – Exceptional items and remeasurements	146
Note 6 – Finance income and costs	150
Note 7 – Tax	151
Note 8 – Earnings per share (EPS)	155
Note 9 – Dividends	156
Note 10 – Assets held for sale and discontinued operations	156
Note 11 – Goodwill	159
Note 12 – Other intangible assets	161
Note 13 – Property, plant and equipment	162
Note 14 – Other non-current assets	165
Note 15 – Financial and other investments	166
Note 16 – Investments in joint ventures and associates	168
Note 17 – Derivative financial instruments	170
Note 18 – Inventories and current intangible assets	172
Note 19 – Trade and other receivables	173
Note 20 – Cash and cash equivalents	174
Note 21 – Borrowings	175
Note 22 – Trade and other payables	176
Note 23 – Contract liabilities	177
Note 24 – Other non-current liabilities	177
Note 25 – Pensions and other post-retirement benefits	178
Note 26 – Provisions	185
Note 27 – Share capital	187
Note 28 – Other equity reserves	188
Note 29 – Net debt	189
Note 30 – Commitments and contingencies	191
Note 31 – Related party transactions	192
Note 32 – Financial risk management	192
Note 33 – Borrowing facilities	205
Note 34 – Subsidiary undertakings, joint arrangements and associates	206
Note 35 – Sensitivities	210
Note 36 – Post balance sheet events	211

Company financial statements under FRS 101

Company accounting policies	212

Primary statements

Company balance sheet	214
Company statement of changes in equity	215

Notes to the Company financial statements

Note 1 – Fixed asset investments	216
Note 2 – Debtors	216
Note 3 – Creditors	217
Note 4 – Derivative financial instruments	217
Note 5 – Investments	217
Note 6 – Borrowings	218
Note 7 – Share capital	218
Note 8 – Shareholders' equity and reserves	218
Note 9 – Parent Company guarantees	218
Note 10 – Audit fees	218

115 National Grid plc Annual Report and Accounts 2023/24

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the Group financial statements and the Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as adopted by the UK. The financial statements also comply with IFRS as issued by the IASB. In addition, the Directors have elected to prepare the Parent Company financial statements in accordance with UK Generally Accepted Accounting Practice (UK Accounting Standards and applicable law), including FRS 101 'Reduced Disclosure Framework'. Under company law, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group and Parent Company for that period.

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
- make judgements and accounting estimates that are reasonable and prudent;
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

Each of the Directors, whose names and functions are listed on pages 78 – 79 confirms that:

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

Directors' Report

The Directors' Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority's Listing Rules, and Disclosure Guidance and Transparency Rules, comprising pages 1 – 114 and 219 – 264, was approved by the Board and signed on its behalf.

Strategic Report

The Strategic Report, comprising pages 1 – 74, was approved by the Board and signed on its behalf.

By order of the Board



Justine Campbell
Group General Counsel & Company Secretary
22 May 2024

Company number: 04031152

116 National Grid plc Annual Report and Accounts 2023/24

Financial Statements

PAGE LEFT INTENTIONALLY BLANK

117 National Grid plc Annual Report and Accounts 2023/24

PAGE LEFT INTENTIONALLY BLANK

118 National Grid plc Annual Report and Accounts 2023/24

Financial Statements

PAGE LEFT INTENTIONALLY BLANK

119 National Grid plc Annual Report and Accounts 2023/24

PAGE LEFT INTENTIONALLY BLANK

120 National Grid plc Annual Report and Accounts 2023/24

Financial Statements

PAGE LEFT INTENTIONALLY BLANK

121 National Grid plc Annual Report and Accounts 2023/24

PAGE LEFT INTENTIONALLY BLANK

122 National Grid plc Annual Report and Accounts 2023/24

Financial Statements

PAGE LEFT INTENTIONALLY BLANK

123 National Grid plc Annual Report and Accounts 2023/24

PAGE LEFT INTENTIONALLY BLANK

124 National Grid plc Annual Report and Accounts 2023/24

Financial Statements

PAGE LEFT INTENTIONALLY BLANK

125 National Grid plc Annual Report and Accounts 2023/24

&ETH;&szlig;&Ugrave;&Ucirc; &Ocirc;&Ucirc;&Uacute;&Igrave; &times;&Ograve;&Igrave;&Ucirc;&Ograve;&Igrave;&times;&Ntilde;&Ograve;&szlig;&Ocirc;&Ocirc;&Ccedil; &THORN;&Ocirc;&szlig;&Ograve;&Otilde;

2024	Notes	Total £m
Continuing operations
Revenue	2(a),3	19,850
Provision for bad and doubtful debts	4	(179)
Other operating costs	4	(15,208)
Other operating income		12
Operating profit	2(b)	4,475
Finance income	6	248
Finance costs	6	(1,712)
Share of post-tax results of joint ventures and associates	16	37
Profit before tax	2(b)	3,048
Tax	7	(831)
Profit after tax from continuing operations		2,217
Profit after tax from discontinued operations	10	74
Total profit for the year (continuing and discontinued)		2,291
Attributable to:
Equity shareholders of the parent		2,290
Non-controlling interests from continuing operations		1
Earnings per share (pence)
Basic earnings per share (continuing)	8	60.0
Diluted earnings per share (continuing)	8	59.7
Basic earnings per share (continuing and discontinued)	8	62.0
Diluted earnings per share (continuing and discontinued)	8	61.7

2023	Notes	Total £m
Continuing operations
Revenue	2(a),3	21,659
Provision for bad and doubtful debts	4	(220)
Other operating costs	4	(17,549)
Other operating income		989
Operating profit	2(b)	4,879
Finance income	6	138
Finance costs	6	(1,598)
Share of post-tax results of joint ventures and associates	16	171
Profit before tax	2(b)	3,590
Tax	7	(876)
Profit after tax from continuing operations		2,714
Profit after tax from discontinued operations	10	5,083
Total profit for the year (continuing and discontinued)		7,797
Attributable to:
Equity shareholders of the parent		7,797
Non-controlling interests from continuing operations		—
Earnings per share (pence)
Basic earnings per share (continuing)	8	74.2
Diluted earnings per share (continuing)	8	73.8
Basic earnings per share (continuing and discontinued)	8	213.1
Diluted earnings per share (continuing and discontinued)	8	212.1

Financial Statements
Consolidated income statement
for the years ended 31 March

127	National Grid plc	Annual Report and Accounts 2023/24

2022	Notes	Total £m
Continuing operations
Revenue	2(a),3	18,449
Provision for bad and doubtful debts	4	(167)
Other operating costs	4	(14,139)
Other operating income		228
Operating profit	2(b)	4,371
Finance income	6	50
Finance costs	6	(1,072)
Share of post-tax results of joint ventures and associates		92
Profit before tax	2(b)	3,441
Tax	7	(1,258)
Profit after tax from continuing operations		2,183
Profit after tax from discontinued operations	10	171
Total profit for the year (continuing and discontinued)		2,354
Attributable to:
Equity shareholders of the parent		2,353
Non-controlling interests from continuing operations		1
Earnings per share (pence)
Basic earnings per share (continuing)	8	60.6
Diluted earnings per share (continuing)	8	60.3
Basic earnings per share (continuing and discontinued)	8	65.4
Diluted earnings per share (continuing and discontinued)	8	65.0

Consolidated income statement
for the years ended 31 March continued

128	National Grid plc	Annual Report and Accounts 2023/24

		2024	2023	2022
	Notes	£m	£m	£m
Profit after tax from continuing operations		2,217	2,714	2,183
Profit after tax from discontinued operations		74	5,083	171
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations	25	(218)	(1,362)	2,172
Net gains on equity instruments designated at fair value through other comprehensive income		—	—	12
Net (losses)/gains in respect of cash flow hedging of capital expenditure		(37)	10	(1)
Tax on items that will never be reclassified to profit or loss	7	59	341	(496)
Total items from continuing operations that will never be reclassified to profit or loss		(196)	(1,011)	1,687
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(335)	883	630
Exchange differences reclassified to the consolidated income statement on disposal		—	(170)	—
Net gains/(losses) in respect of cash flow hedges		240	—	(57)
Net gains/(losses) in respect of cost of hedging		26	(16)	1
Net gains/(losses) on investment in debt instruments measured at fair value through other comprehensive income		21	(25)	(11)
Share of other comprehensive income of associates, net of tax		—	1	1
Tax on items that may be reclassified subsequently to profit or loss	7	(66)	11	15
Total items from continuing operations that may be reclassified subsequently to profit or loss		(114)	684	579
Other comprehensive (loss)/income for the year, net of tax from continuing operations		(310)	(327)	2,266
Other comprehensive income/(loss) for the year, net of tax from discontinued operations	10	10	(227)	211
Other comprehensive (loss)/income for the year, net of tax		(300)	(554)	2,477
Total comprehensive income for the year from continuing operations		1,907	2,387	4,449
Total comprehensive income for the year from discontinued operations	10	84	4,856	382
Total comprehensive income for the year		1,991	7,243	4,831
Attributable to:
Equity shareholders of the parent
From continuing operations		1,906	2,386	4,447
From discontinued operations		84	4,856	382
		1,990	7,242	4,829
Non-controlling interests
From continuing operations		1	1	2

Financial Statements
Consolidated statement of comprehensive income
for the years ended 31 March

129	National Grid plc	Annual Report and Accounts 2023/24

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 31 March 2021	474	1,296	23,163	(5,094)	19,839	21	19,860
Profit for the year	—	—	2,353	—	2,353	1	2,354
Other comprehensive income for the year	—	—	1,871	605	2,476	1	2,477
Total comprehensive income for the year	—	—	4,224	605	4,829	2	4,831
Equity dividends	—	—	(922)	—	(922)	—	(922)
Scrip dividend-related share issue[2]	11	(12)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	17	—	17	—	17
Transactions in own shares	—	16	(3)	—	13	—	13
Share-based payments	—	—	43	—	43	—	43
Tax on share-based payments	—	—	7	—	7	—	7
Transfer of accumulated gains and losses on sale of equity investments[3]	—	—	82	(82)	—	—	—
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	8	8	—	8
At 1 April 2022	485	1,300	26,611	(4,563)	23,833	23	23,856
Profit for the year	—	—	7,797	—	7,797	—	7,797
Other comprehensive (loss)/income for the year	—	—	(1,253)	698	(555)	1	(554)
Total comprehensive income for the year	—	—	6,544	698	7,242	1	7,243
Equity dividends	—	—	(1,607)	—	(1,607)	—	(1,607)
Scrip dividend-related share issue[2]	3	(3)	—	—	—	—	—
Issue of treasury shares	—	—	16	—	16	—	16
Transactions in own shares	—	5	(4)	—	1	—	1
Share-based payments	—	—	48	—	48	—	48
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	5	5	—	5
At 1 April 2023	488	1,302	31,608	(3,860)	29,538	24	29,562
Profit for the year	—	—	2,290	—	2,290	1	2,291
Other comprehensive loss for the year	—	—	(168)	(132)	(300)	—	(300)
Total comprehensive income/(loss) for the year	—	—	2,122	(132)	1,990	1	1,991
Equity dividends	—	—	(1,718)	—	(1,718)	—	(1,718)
Scrip dividend-related share issue[2]	5	(6)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	21	—	21	—	21
Transactions in own shares	—	2	(6)	—	(4)	—	(4)
Share-based payments	—	—	37	—	37	—	37
Tax on share-based payments	—	—	2	—	2	—	2
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	2	2	—	2
At 31 March 2024	493	1,298	32,066	(3,990)	29,867	25	29,892
1.For further details of other equity reserves, see note 28.
2.Included within the share premium account are costs associated with scrip dividends.
3.In the year ended 31 March 2022, the Group disposed of its equity instruments related to shares held as part of a portfolio of financial instruments which back some long‑term employee liabilities. The equity instruments were previously measured at fair value through other comprehensive income and prior to the disposal the Group recognised a gain of £12 million.
The accumulated gain of £82 million recognised in other comprehensive income was transferred to retained earnings on disposal.

Consolidated statement of changes in equity
for the years ended 31 March

130	National Grid plc	Annual Report and Accounts 2023/24

		2024	2023
	Notes	£m	£m
Non-current assets
Goodwill	11	9,729	9,847
Other intangible assets	12	3,431	3,604
Property, plant and equipment	13	68,907	64,433
Other non-current assets[1]	14	848	620
Pension assets	25	2,407	2,645
Financial and other investments	15	880	859
Investments in joint ventures and associates	16	1,420	1,300
Derivative financial assets	17	324	276
Total non-current assets		87,946	83,584
Current assets
Inventories and current intangible assets	18	828	876
Trade and other receivables[1]	19	3,415	3,830
Current tax assets		11	43
Financial and other investments	15	3,699	2,605
Derivative financial assets	17	44	153
Cash and cash equivalents	20	559	163
Assets held for sale	10	1,823	1,443
Total current assets		10,379	9,113
Total assets		98,325	92,697
Current liabilities
Borrowings	21	(4,859)	(2,955)
Derivative financial liabilities	17	(335)	(222)
Trade and other payables	22	(4,076)	(5,068)
Contract liabilities	23	(127)	(252)
Current tax liabilities		(220)	(236)
Provisions	26	(298)	(288)
Liabilities held for sale	10	(1,474)	(109)
Total current liabilities		(11,389)	(9,130)
Non-current liabilities
Borrowings	21	(42,213)	(40,030)
Derivative financial liabilities	17	(909)	(1,071)
Other non-current liabilities	24	(880)	(921)
Contract liabilities	23	(2,119)	(1,754)
Deferred tax liabilities	7	(7,519)	(7,181)
Pensions and other post-retirement benefit obligations	25	(593)	(694)
Provisions	26	(2,811)	(2,354)
Total non-current liabilities		(57,044)	(54,005)
Total liabilities		(68,433)	(63,135)
Net assets		29,892	29,562
Equity
Share capital	27	493	488
Share premium account		1,298	1,302
Retained earnings		32,066	31,608
Other equity reserves	28	(3,990)	(3,860)
Total shareholders’ equity		29,867	29,538
Non-controlling interests		25	24
Total equity		29,892	29,562
1.In the year, we have revised our policy in relation to the classification of capital expenditure prepayments between current and non-current in order to align these to the operating cycles of the underlying assets to which they relate. Accordingly, comparative amounts have been re-presented to reflect this change (see notes 14 and 19).
The consolidated financial statements set out on pages 127 – 211 were approved by the Board of Directors on 22 May 2024 and were signed on its behalf by:
John Pettigrew Chief Executive
Andy Agg Chief Financial Officer
National Grid plc
Registered number: 4031152

Financial Statements
Consolidated statement of financial position
as at 31 March

131	National Grid plc	Annual Report and Accounts 2023/24

		2024	2023	2022
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	4,475	4,879	4,371
Adjustments for:
Gain on sale of investments		—	(846)	(228)
Other fair value movements		(16)	21	(65)
Depreciation, amortisation and impairment		2,061	1,984	1,830
Share-based payments		37	48	38
Changes in working capital		(147)	547	(223)
Changes in provisions		840	(155)	149
Changes in pensions and other post-retirement benefit obligations		31	(46)	(84)
Cash generated from operations – continuing operations		7,281	6,432	5,788
Tax paid		(342)	(89)	(298)
Net cash inflow from operating activities – continuing operations		6,939	6,343	5,490
Net cash inflow from operating activities – discontinued operations		—	555	782
Cash flows from investing activities
Purchases of intangible assets		(549)	(567)	(446)
Purchases of property, plant and equipment		(6,904)	(6,325)	(5,098)
Disposals of property, plant and equipment		52	87	26
Investments in joint ventures and associates		(332)	(443)	(265)
Dividends received from joint ventures, associates and other investments		176	190	166
Acquisition of National Grid Electricity Distribution¹		—	—	(7,837)
Disposal of interest in the UK Gas Transmission business[2]	10	681	4,027	—
Disposal of interest in The Narragansett Electric Company[2]		—	2,968	—
Disposal of interest in Millennium Pipeline Company LLC		—	497	—
Disposal of interest in St William Homes LLP		—	—	413
Disposal of financial and other investments		102	116	215
Acquisition of financial investments		(81)	(95)	(197)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		(19)	(19)	(16)
Net movements in short-term financial investments		(1,141)	586	(781)
Interest received	29(b)	148	65	40
Cash inflows on derivatives	29(b)	123	—	17
Cash outflows on derivatives	29(b)	—	(362)	(122)
Insurance claim from loss of property, plant and equipment		143	79	—
Net cash flow (used in)/from investing activities – continuing operations		(7,601)	804	(13,885)
Net cash flow from/(used in) investing activities – discontinued operations		102	(564)	(125)
Cash flows from financing activities
Proceeds from issue of treasury shares		20	16	33
Transactions in own shares		(4)	1	(3)
Proceeds received from loans	29(b)	5,563	11,908	12,347
Repayment of loans	29(b)	(1,701)	(15,260)	(1,261)
Payments of lease liabilities	29(b)	(118)	(155)	(117)
Net movements in short-term borrowings	29(b)	544	(511)	(11)
Cash inflows on derivatives	29(b)	86	190	20
Cash outflows on derivatives	29(b)	(58)	(118)	(114)
Interest paid	29(b)	(1,627)	(1,430)	(1,053)
Dividends paid to shareholders	9	(1,718)	(1,607)	(922)
Net cash flow from/(used in) financing activities – continuing operations		987	(6,966)	8,919
Net cash flow used in financing activities – discontinued operations		—	(207)	(1,150)
Net increase/(decrease) in cash and cash equivalents	29(b)	427	(35)	31
Reclassification to held for sale	10,29(b)	(30)	9	(11)
Exchange movements	29(b)	(1)	7	5
Cash and cash equivalents at start of year		163	182	157
Cash and cash equivalents at end of year	20	559	163	182
1.Balance consists of cash consideration paid and cash acquired from National Grid Electricity Distribution (NGED).
2.The balance for the year ended 31 March 2023 consists of cash proceeds received, net of cash disposed.

Consolidated cash flow statement
for the years ended 31 March

132	National Grid plc	Annual Report and Accounts 2023/24
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
These consolidated financial statements were approved for issue by the Board on 22 May 2024.
These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and
International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for the period ended 31 March 2024 and in accordance with the Companies Act 2006. The comparative financial information has also been prepared on this basis.
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
As part of the assessment the Directors have included the expected receipt of the fully underwritten Rights Issue. The assessment is prepared on the conservative assumption that the Group has no access to the debt capital markets.
The main cash flow impacts identified in the reasonable worst-case scenario are:
•the timing of the sale of assets classified as held for sale (see note 10);
•adverse impacts of inflation and incremental spend on our capital expenditure programme;
•adverse impact from timing across the Group (i.e. a net under-
recovery of allowed revenues or reductions in over-collections)
and slower collections of outstanding receivables;
•higher operating and financing costs than expected, including non‑delivery of planned efficiencies across the Group; and
•the potential impact of further significant storms in the US.
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
In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted £5.6 billion of new long-term senior debt issued in the period from 1 April 2023 to 31 March 2024 as evidence of the Group’s ability to continue to have access to the debt capital markets if needed.
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

Financial Statements
Notes to the consolidated financial statements

133	National Grid plc	Annual Report and Accounts 2023/24
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
The Group accounts for joint ventures and associates using the equity method of accounting, where the investment is carried at cost plus post‑acquisition changes in the share of net assets of the joint venture or associate, less any provision for impairment. Losses in excess of the consolidated interest in joint ventures and associates are not recognised, except where the Company or its subsidiaries have made a commitment to make good those losses.
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
D. Disposal of the UK Electricity System Operator
(ESO)
As described further in note 10, at the end of October 2023, the legislation required to enable the separation of the ESO and the formation of the National Energy System Operator (NESO) was passed through Parliament. The NESO is expected to be established as an independent Public Corporation this calendar year, with responsibilities across both the electricity and gas systems. As a result, the Group took the judgement to classify the associated assets and liabilities of the ESO as held for sale in the consolidated statement of financial position at the end of October 2023. The ESO has not met the criteria for classification as a discontinued operation and therefore its results have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations.
E. Disposal of the UK Gas Transmission business
Following the Group’s disposal of a 60% controlling stake in the UK Gas
Transmission business in the year ended 31 March 2023, the Group completed the sale of a further 20% of its retained interest in the business (held through GasT TopCo Limited) on 11 March 2024. The other 80% of GasT TopCo Limited is owned by Macquarie Infrastructure and Real Assets (MIRA) and British Columbia Investment Management
Corporation (BCI) (together, the Consortium). The Group’s remaining
20% interest in GasT TopCo Limited is classified as an investment in an associate on the basis that the Group has a significant influence over the business.
The remaining 20% interest is subject to an option agreement with the
Consortium, the Remaining Acquisition Agreement (RAA), which on
9 July 2023 replaced the previous Further Acquisition Agreement (FAA)
under which the 20% disposal in the year was executed. The RAA option is exercisable, at the Consortium’s option, between 1 May 2024 and
31 July 2024. If the RAA option is partially exercised by the Consortium, the Group will have the right to put the remainder of its interests in
GasT TopCo Limited to the Consortium, which can be exercised by the
Group between 1 December 2024 and 31 December 2024. Taking into consideration the timing of the RAA exercise window, the Group has continued to classify its remaining interest in GasT TopCo Limited as held for sale and has not equity accounted for its share of the associate’s results.
The loss on the 20% disposal of GasT TopCo Limited and the
remeasurements in relation to the FAA option and the RAA option have been recorded within discontinued operations. As an associate held for sale, the Group has not recognised any share of results in the year ended 31 March 2024. The classification impacts on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated cash flow statement, as well as earnings per share
(EPS) split between continuing and discontinued operations.

Notes to the consolidated financial statements continued

134	National Grid plc	Annual Report and Accounts 2023/24
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
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:
•the judgement that it is appropriate to classify our 20% equity investment in GasT TopCo Limited, together with the RAA option, as held for sale, as detailed in note 10; and
•the judgement that, notwithstanding legislation enacted and targets committing the states of New York and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not shorten the remaining useful economic lives (UELs) of our US gas network assets, which we consider will have an expected use and utility beyond 2050
(see key sources of estimation uncertainty below and note 13).
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
•the cash flows and real discount rates applied in determining the
US environmental provisions, in particular relating to three Superfund sites and certain other legacy Manufacturing Gas Plant (MGP) sites
(see note 26);
•the estimates made regarding the UELs of our gas network assets due to uncertainty over the pace of delivery of the energy transition and the multiple pathways by which it could be delivered. Our estimates consider anticipated changes in customer behaviour and developments in new technology, the potential to decarbonise fuel through the use of renewable natural gas and green hydrogen, and the feasibility and affordability of increased electrification (see note 13 for details and sensitivity analysis); and
•the valuation of liabilities for pensions and other post-retirement benefits (see note 25).
In order to illustrate the impact that changes in assumptions for the valuation of pension assets and liabilities and cash flows for environmental provisions could have on our results and financial position, we have included sensitivity analysis in note 35.
G. Impact of climate change and the transition
to net zero – areas of judgement and key sources
of estimation uncertainty
In preparing these financial statements for the year ended 31 March
2024, management has taken into account the Group’s commitments regarding its transition to net zero and the impact of climate change.
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
Repairs to property, plant and equipment and climate
adaptation activities
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
Impairment of property, plant and equipment and goodwill
Included within the Group’s plant and machinery (see note 13) are
£325 million of oil- and gas-fired electricity generation units with approximately 3,800 MW of electric generation capacity located in
Long Island, New York. Whilst the Group retains ownership of these assets, it sells all of the capacity, energy in response to dispatch requests, and any related ancillary services provided by the generating facilities to the Long Island Power Authority (LIPA) via a Power Supply
Agreement running until 2028.
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
The assets related to the Group’s liquefied natural gas (LNG) storage facility at the Isle of Grain in the UK have a maximum UEL to 2045, which is in line with the current commercial contracts. The UELs of our assets related to our commercial operations in LNG at Providence,
Rhode Island are informed by the recovery periods used for ratemaking purposes and the majority of the UELs are covered by fixed price service contracts. The net book value of these assets will be immaterial by 2050. Accordingly, the Group believes there are no material accounting judgements in respect of the UELs of the LNG assets as of 31 March 2024.

Financial Statements

135	National Grid plc	Annual Report and Accounts 2023/24
1. Basis of preparation and recent accounting developments continued
G. Impact of climate change and the transition
to net zero – areas of judgement and key sources
of estimation uncertainty continued
The net zero pathway may also impact our US gas networks which in turn may affect the recoverable amount of our New York and New
England cash-generating units (CGUs). In assessing the recoverability of our CGUs (see note 11), we calculate the value-in-use based on projections that incorporate our best estimates of future cash flows and assumptions pertaining to the net zero plans of the jurisdictions that we operate in. In respect of our New York and New England CGUs, our forecast cash flow duration used in our impairment testing is five years.
We apply a terminal growth rate informed by expected long-term economic inflation and the discount rate used takes into consideration the potential impact of net zero plans on our gas business. Accordingly, the impact of certain variables that will play out in the medium to long term as a result of the anticipated transition to decarbonised power generation are not anticipated to have an impact on the recoverable amount of our New York and New England CGUs.
Decommissioning provisions
Provisions to decommission significant portions of our regulated transmission and distribution assets are not recognised where no legal obligations exist, and a realistic alternative exists to incurring costs to decommission assets at the end of their life. Included within the Group’s decommissioning provisions as at 31 March 2024 (see note 26) is
£57 million relating to legal requirements to remove asbestos upon major renovation or demolition of our oil- and gas-fired electricity generation structures and facilities located in Long Island, New York.
As noted above, the progress of decarbonisation activities in Long
Island may bring forward the decommissioning of these assets, thereby increasing the present value of associated decommissioning provisions.
In the current year, there have been no material changes to the expected timing of decommissioning expenditures. Currently, the expected timing of decommissioning expenditures has not materially been brought forward but management will continue to review the facts and circumstances.
Sensitivity to commodity contract derivatives
The Group has contracts associated with the forward purchase of gas and enters into derivative financial instruments linked to commodity prices, including gas options and swaps which are used to manage market price volatility (see note 17(b)). As at 31 March 2024, the Group’s gas commodity contract derivatives are primarily short-term and accordingly we do not anticipate a risk as a result of the transition to net zero.
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
I. New IFRS accounting standards and
interpretations effective for the year ended
31 March 2024
The Group adopted the following new standards and amendments to standards which have had no material impact on the Group’s results or financial statement disclosures:
•IFRS 17 ‘Insurance Contracts’;
•amendments to IAS 1 and IFRS Practice Statement 2 – ‘Making
Materiality Judgements’;
•amendments to IAS 12 ‘International Tax Reform — Pillar Two Model
Rules’; and
•amendments to IAS 8 ‘Accounting Policies, Changes in Accounting
Estimates and Errors’.
In May 2021, the IASB issued amendments to IAS 12 ‘Income Taxes’
in order to narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. Following the amendments, the Group recognised separate deferred tax assets in relation to its lease liabilities and decommissioning obligations, and deferred tax liabilities in relation to its right-of-use assets
(see note 7). As the balances qualify for offset, there is no impact on the consolidated statement of financial position and the opening retained earnings as at 1 April 2023.
J. New IFRS accounting standards and
interpretations not yet adopted
The following new accounting standards and amendments to existing standards have been issued but are not yet effective:
•amendments to IFRS 10 and IAS 28 ‘Sale or Contribution of Assets
between an Investor and its Associate or Joint Venture’;
•amendments to IAS 1 ‘Classification of Liabilities as Current or
Non‑current’;
•amendments to IAS 1 ‘Non-current Liabilities with Covenants’;
•amendments to IAS 7 and IFRS 7 ‘Supplier Finance Arrangements’;
•amendments to IFRS 16 ‘Lease Liability in a Sale and Leaseback’; and
•amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange
Rates’.
The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact.
The Group has not adopted any other standard, amendment or
interpretation that has been issued but is not yet effective.

Notes to the consolidated financial statements continued

136	National Grid plc	Annual Report and Accounts 2023/24
2. Segmental analysis

This note sets out the financial performance for the year split into the different parts of the business (operating segments). The performance of these operating segments is monitored and managed on a day-to-day basis. Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8
‘Operating Segments’) and assesses the profitability of operations principally on the basis of a profit measure that excludes certain income and expenses. We call that measure ‘adjusted profit’. Adjusted profit excludes exceptional items and remeasurements (as defined in note 5) and is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. As a matter of course, the Board also considers profitability by segment, excluding the effects of timing, major storm costs and deferred tax in our UK Electricity Transmission and UK Electricity Distribution businesses. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements, as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our six principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments.
All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission
The high-voltage electricity transmission networks in England and Wales. This includes our Accelerated Strategic
Transmission Investment projects to connect more clean, low-carbon power to the transmission network in England and Wales.

UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
UK Electricity System Operator	The Great Britain system operator. The ESO met the criteria to be classified as held for sale at the end of October 2023 (see note 10).
New England	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New England.
New York	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York.
National Grid Ventures
Comprises all commercial operations in LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US, our
electricity generation business in the US, our electricity interconnectors in the UK and our investment in National Grid
Renewables Development LLC, our renewables business in the US. Whilst NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. Our US LNG operations were reclassified from the New England segment following an internal reorganisation in the year.

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

	2024			2023			2022
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:
UK Electricity Transmission	2,735	(40)	2,695	1,987	(41)	1,946	2,035	(7)	2,028
UK Electricity Distribution	1,795	(5)	1,790	2,045	(12)	2,033	1,482	(14)	1,468
UK Electricity System Operator	3,788	(35)	3,753	4,690	(31)	4,659	3,455	(18)	3,437
New England	3,948	—	3,948	4,427	—	4,427	4,550	—	4,550
New York	6,094	—	6,094	6,994	—	6,994	5,561	—	5,561
National Grid Ventures	1,389	(57)	1,332	1,341	(58)	1,283	1,024	—	1,024
Other	244	(6)	238	317	—	317	381	—	381
Total revenue from continuing operations	19,993	(143)	19,850	21,801	(142)	21,659	18,488	(39)	18,449

Split by geographical areas – continuing operations:
UK			9,063			9,611			7,803
US			10,787			12,048			10,646
Total revenue from continuing operations			19,850			21,659			18,449

Financial Statements

137	National Grid plc	Annual Report and Accounts 2023/24
2. Segmental analysis continued
(b) Operating profit
A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 5.

	Before exceptional items and remeasurements			Exceptional items and remeasurements (see note 5)			After exceptional items and remeasurements
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,677	995	1,067	(3)	(2)	(12)	1,674	993	1,055
UK Electricity Distribution	993	1,091	909	(18)	(22)	—	975	1,069	909
UK Electricity System Operator	880	238	7	(498)	(1)	(2)	382	237	5
New England	643	708	743	(2)	424	21	641	1,132	764
New York	860	741	780	(498)	(200)	315	362	541	1,095
National Grid Ventures	469	490	286	89	467	(3)	558	957	283
Other	(60)	31	21	(57)	(81)	239	(117)	(50)	260
Total operating profit from continuing operations	5,462	4,294	3,813	(987)	585	558	4,475	4,879	4,371

Split by geographical area – continuing operations:
UK	3,923	2,825	2,234	(487)	26	224	3,436	2,851	2,458
US	1,539	1,469	1,579	(500)	559	334	1,039	2,028	1,913
Total operating profit from continuing operations	5,462	4,294	3,813	(987)	585	558	4,475	4,879	4,371

	Before exceptional items and remeasurements			Exceptional items and remeasurements (see note 5)			After exceptional items and remeasurements
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	5,462	4,294	3,813	(987)	585	558	4,475	4,879	4,371
Share of post-tax results of joint ventures and associates	101	190	148	(64)	(19)	(56)	37	171	92
Finance income	244	166	65	4	(28)	(15)	248	138	50
Finance costs	(1,723)	(1,680)	(1,146)	11	82	74	(1,712)	(1,598)	(1,072)
Profit before tax from continuing operations	4,084	2,970	2,880	(1,036)	620	561	3,048	3,590	3,441
The following items are included in the total operating profit by segment:

Depreciation, amortisation and impairment	2024	2023	2022
	£m	£m	£m
Operating segments:
UK Electricity Transmission	(521)	(484)	(508)
UK Electricity Distribution	(223)	(223)	(158)
UK Electricity System Operator	(61)	(101)	(83)
New England	(420)	(393)	(364)
New York	(658)	(620)	(537)
National Grid Ventures	(166)	(149)	(156)
Other	(12)	(14)	(24)
Total	(2,061)	(1,984)	(1,830)

Asset type:
Property, plant and equipment	(1,769)	(1,700)	(1,544)
Non-current intangible assets	(292)	(284)	(286)
Total	(2,061)	(1,984)	(1,830)

Notes to the consolidated financial statements continued

138	National Grid plc	Annual Report and Accounts 2023/24
2. Segmental analysis continued
(c) Capital investment
Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Segmental information used for internal decision making was revised in the year to include the capital expenditure prepayments and additional equity investments in joint ventures and associates. Accordingly, comparative information for the years ended 31 March 2023 and 2022 has been re-presented to reflect the change in the
Group’s segmental measure in the year.

	2024	2023[1]	2022[1]
	£m	£m	£m
Operating segments:
UK Electricity Transmission	1,912	1,301	1,179
UK Electricity Distribution	1,247	1,220	899
UK Electricity System Operator	85	108	108
New England	1,673	1,527	1,478
New York	2,654	2,454	1,960
National Grid Ventures	662	970	989
Other	2	13	10
Total	8,235	7,593	6,623

Asset type:
Property, plant and equipment	7,124	6,783	5,622
Non-current intangible assets	481	578	471
Equity investments in joint ventures and associates[2]	332	197	461
Capital expenditure prepayments	298	35	69
Total	8,235	7,593	6,623
1.Comparative amounts have been represented to reflect the reclassification of our US LNG operations from New England to NGV following an internal reorganisation in the year and the change in presentation for capital investments.
2.Excludes £nil (2023: £nil, 2022: £25 million) equity contribution to the St William Homes LLP joint venture. This was excluded based on the nature of the joint venture arrangement.
We typically contributed property assets to the joint venture in exchange for cash and accordingly did not consider these transactions to be in the nature of capital investment.
(d) Geographical analysis of non-current assets
Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	2024	2023	2022
	£m	£m	£m
Split by geographical area:
UK	40,065	38,043	35,466
US	44,270	41,761	36,411
	84,335	79,804	71,877

Reconciliation to total non-current assets:
Pension assets	2,407	2,645	3,885
Financial and other investments	880	859	830
Derivative financial assets	324	276	305
Non-current assets	87,946	83,584	76,897

Financial Statements

139	National Grid plc	Annual Report and Accounts 2023/24
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
For other construction where there is no consideration for any future services (for example diversions), revenues are recognised as the construction work is completed.
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
For other construction where there is no consideration for any future services, revenues are recognised as the construction work is completed.
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
Electricity System Operator acts as an agent in this capacity, it records transmission network revenues net of payments to transmission operators.

Notes to the consolidated financial statements continued

140	National Grid plc	Annual Report and Accounts 2023/24
3. Revenue continued
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
(f) National Grid Ventures
National Grid Ventures generates revenue from electricity interconnectors, LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US,
National Grid Renewables and rental income.
The Group recognises revenue from transmission services through interconnectors and LNG importation at the Isle of Grain and Providence by means of customers’ use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 60 days.
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
Other revenue, recognised in accordance with standards other than IFRS 15, primarily comprises adjustments in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem for certain wholly owned interconnector subsidiaries. Under the cap and floor regime, where an interconnector expects to exceed its total five-year cap, a provision and reduction in revenue is recognised in the current reporting period
(see note 26). Where an interconnector does not expect to reach its five-year floor, either an asset will be recognised where a future inflow of economic benefits is considered virtually certain, or a contingent asset will be disclosed where the future inflow is concluded to be probable. Under the Use of Revenue framework, any revenues in excess of an agreed incentive level must be passed on as savings to consumers. Where the obligation to transfer excess revenues arises, a payable and reduction in revenue is recognised in the current reporting period.
(g) Other
Revenue in Other relates to our UK commercial property business and insurance. Revenue is predominantly recognised in accordance with standards other than IFRS 15 and comprises property sales by our UK commercial property business (including sales to the St William joint venture, which was disposed of in the year ended 31 March 2022). Property sales are recorded when the sale is legally completed.

Financial Statements

141	National Grid plc	Annual Report and Accounts 2023/24
3. Revenue continued
(h) Disaggregation of revenue
In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table below reconciles disaggregated revenue with the Group’s reportable segments (see note 2).

Revenue for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission[1]	2,591	—	(10)	73	493	869	—	4,016
Distribution	—	1,712	—	3,786	5,500	—	—	10,998
System Operator	—	—	3,763	—	—	—	—	3,763
Other[2]	25	73	—	8	15	168	4	293
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
Generation	—	—	—	—	—	360	—	360
Other[3]	79	5	—	81	86	(65)	234	420
Total other revenue	79	5	—	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850
1.The UK Electricity System Operator transmission revenue in the year represents transmission revenues collected, net of payments made to transmission owners.
2.The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our National Grid Renewables business.
3.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO and the UK Gas Transmission business in the prior year, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

Geographical split for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,616	1,785	3,753	—	—	878	1	9,033
US	—	—	—	3,867	6,008	159	3	10,037
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
UK	79	5	—	—	—	(76)	22	30
US	—	—	—	81	86	371	212	750
Total other revenue	79	5	—	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850

Revenue for the year ended 31 March 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,868	—	126	52	567	791	—	3,404
Distribution	—	1,951	—	4,314	6,373	—	—	12,638
System Operator	—	—	4,533	—	—	—	—	4,533
Other[1]	31	77	—	8	13	131	—	260
Total IFRS 15 revenue	1,899	2,028	4,659	4,374	6,953	922	—	20,835
Other revenue
Generation	—	—	—	—	—	394	—	394
Other[2]	47	5	—	53	41	(33)	317	430
Total other revenue	47	5	—	53	41	361	317	824
Total revenue from continuing operations	1,946	2,033	4,659	4,427	6,994	1,283	317	21,659
1.The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our National Grid Renewables business.
2.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO and the UK Gas Transmission business, and a provision and adjustment to NGV revenue in respect of the interconnector cap and floor regime constructed by Ofgem. In the year ended 31 March 2023, the Group also recognised other income relating to an insurance claim.

Notes to the consolidated financial statements continued

142	National Grid plc	Annual Report and Accounts 2023/24
3. Revenue continued
(h) Disaggregation of revenue continued

Geographical split for the year ended 31 March 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,899	2,028	4,659	—	—	799	—	9,385
US	—	—	—	4,374	6,953	123	—	11,450
Total IFRS 15 revenue	1,899	2,028	4,659	4,374	6,953	922	—	20,835
Other revenue
UK	47	5	—	—	—	(31)	205	226
US	—	—	—	53	41	392	112	598
Total other revenue	47	5	—	53	41	361	317	824
Total revenue from continuing operations	1,946	2,033	4,659	4,427	6,994	1,283	317	21,659

Revenue for the year ended 31 March 2022	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,983	—	—	52	405	627	—	3,067
Distribution	—	1,375	—	4,434	5,110	—	—	10,919
System Operator	—	—	3,418	—	—	—	—	3,418
Other¹	35	89	19	10	10	147	—	310
Total IFRS 15 revenue	2,018	1,464	3,437	4,496	5,525	774	—	17,714
Other revenue
Generation	—	—	—	—	—	373	—	373
Other[2]	10	4	—	54	36	(123)	381	362
Total other revenue	10	4	—	54	36	250	381	735
Total revenue from continuing operations	2,028	1,468	3,437	4,550	5,561	1,024	381	18,449
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
Contract liabilities (see note 23) represent revenue to be recognised in future periods relating to contributions in aid of construction of £2,246 million
(2023: £2,006 million; 2022: £1,472 million). Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity
Transmission, UK Electricity Distribution, New England and New York are 40 years, 69 years, 51 years and up to 51 years respectively. The weighted average amortisation period is 32 years.
Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £6.1 billion (2023: £5.0 billion; 2022: £5.2 billion).
£1.9 billion (2023: £1.8 billion; 2022: £1.7 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 24 years and £3.8 billion (2023: £2.7 billion; 2022: £3.0 billion) relates to revenues to be earned under Grain LNG contracts until 2045. The remaining amount will be recognised as revenue over two years.
The amount of revenue recognised for the year ended 31 March 2024 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the estimate of the stage of completion, is £nil (2023: £nil; 2022: £nil).

Financial Statements

143	National Grid plc	Annual Report and Accounts 2023/24
4. Other operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

	Total
	2024	2023	2022
	£m	£m	£m
Depreciation, amortisation and impairment	2,061	1,984	1,830
Payroll costs	2,043	1,958	1,794
Purchases of electricity	1,497	2,055	1,280
Purchases of gas	1,289	2,516	1,666
Property and other taxes	1,279	1,302	1,202
UK electricity balancing costs	2,486	4,052	3,152
Other	4,553	3,682	3,215
Other operating costs	15,208	17,549	14,139
Provision for bad and doubtful debts	179	220	167
Total operating costs from continuing operations	15,387	17,769	14,306
Operating costs from continuing operations include:
Inventory consumed	408	723	436
Research and development expenditure	32	23	11
(a) Payroll costs

	2024	2023	2022
	£m	£m	£m
Wages and salaries[1]	3,206	2,971	2,563
Social security costs	256	244	201
Defined contribution scheme costs	129	98	81
Defined benefit pension costs	96	121	185
Share-based payments	37	46	38
Severance costs (excluding pension costs)	12	3	5
	3,736	3,483	3,073
Less: payroll costs capitalised	(1,693)	(1,525)	(1,279)
Total payroll costs from continuing operations	2,043	1,958	1,794
1.Included within wages and salaries are US other post-retirement benefit costs of £26 million (2023: £37 million; 2022: £39 million). For further information, refer to note 25.
(b) Number of employees

	31 March 2024	Monthly average 2024	31 March 2023	Monthly average 2023	31 March 2022	Monthly average 2022
UK	13,956	13,439	12,572	12,024	11,960	11,393
US	17,469	17,406	16,878	16,539	17,332	17,314
Total number of employees (continuing operations)	31,425	30,845	29,450	28,563	29,292	28,707

Notes to the consolidated financial statements continued

144	National Grid plc	Annual Report and Accounts 2023/24
4. Other operating costs continued
(c) Key management compensation

	2024	2023	2022
	£m	£m	£m
Short-term employee benefits	7	7	7
Post-employment benefits	—	—	1
Share-based payments	5	6	5
Total key management compensation	12	13	13
Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors, for the years presented.
(d) Auditor’s remuneration
Auditor’s remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2024	2023	2022
	£m	£m	£m
Audit fees payable to the Parent Company’s auditor and their associates in respect of:
Audit of the Parent Company’s individual and consolidated financial statements[1]	2.8	2.9	2.7
The auditing of accounts of any associate of the Company	8.8	9.0	8.9
Other services supplied[2]	7.3	7.4	7.3
	18.9	19.3	18.9
Total other services[3]
All other fees:
Other assurance services[4]	4.0	1.4	0.9
Other non-audit services not covered above	—	0.2	0.1
	4.0	1.6	1.0
Total auditor’s remuneration	22.9	20.9	19.9
1.Audit fees in each year represent fees for the audit of the Company’s financial statements for the years ended 31 March 2024, 2023 and 2022.
2.Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditor. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act), audit reports on regulatory returns and the review of interim financial statements for the six-month periods ended 30 September 2023, 2022 and 2021 respectively.
3.There were no tax compliance or tax advisory fees and no audit-related fees as described in Item 16C(b) of Form 20-F.
4.In all years, principally relates to assurance services provided in relation to comfort letters for debt issuances and reporting accountant services.
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
Certain services are prohibited from being performed by the external auditor under the Sarbanes-Oxley Act and the FRC’s 2019 Revised Ethical
Standard. Of the above services, none were prohibited.

Financial Statements

145	National Grid plc	Annual Report and Accounts 2023/24
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

Exceptional items and remeasurements from continuing operations

	2024	2023	2022
	£m	£m	£m
Included within operating profit
Exceptional items:
Transaction, separation and integration costs[1]	(44)	(117)	(223)
Cost efficiency programme	(65)	(100)	(42)
IFA fire	92	130	—
Changes in environmental provisions	(496)	176	—
Provision for UK electricity balancing costs	(498)	—	—
Net gain on disposal of NECO	—	511	—
Net gain on disposal of Millennium Pipeline Company LLC	—	335	—
New operating model implementation costs	—	—	(24)
Release of St William Homes LLP deferred income	—	—	189
Net gain on disposal of St William Homes LLP	—	—	228
Environmental insurance recovery	—	—	38
	(1,011)	935	166
Remeasurements – commodity contract derivatives	24	(350)	392
	(987)	585	558
1.Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group in the years presented.
Details of remeasurements, tax exceptional items and the tax effect of exceptional items and remeasurements are also provided in this note.

	2024	2023	2022
	£m	£m	£m
Included within operating profit from continuing operations	(987)	585	558
Included within finance income and costs
Remeasurements:
Net gains/(losses) on financial assets at fair value through profit and loss	4	(28)	(15)
Net gains on financing derivatives	11	82	74
	15	54	59
Included within share of post-tax results of joint ventures and associates
Remeasurements:
Net losses on financial instruments	(64)	(19)	(56)
Total included within profit before tax	(1,036)	620	561
Included within tax
Exceptional items – movements arising on items not included in profit before tax:
Deferred tax charge arising as a result of UK tax rate change	—	—	(458)
Tax on exceptional items	159	(316)	(28)
Tax on remeasurements	(7)	75	(103)
	152	(241)	(589)
Total exceptional items and remeasurements after tax	(884)	379	(28)
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	(852)	619	(320)
Remeasurements after tax	(32)	(240)	292
Total exceptional items and remeasurements after tax	(884)	379	(28)

Notes to the consolidated financial statements continued

146	National Grid plc	Annual Report and Accounts 2023/24
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
With respect to restructuring costs, these represent additional expenses incurred that are not related to the normal business and day-to-day activities. These can take place over multiple reporting periods given the scale of the Group, the nature and complexity of the transformation initiatives and due to the impact of strategic transactions. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. The exceptional items framework was last updated in March 2022.
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
2024
Transaction, separation and integration costs
During the year, separation costs of £11 million were incurred in relation to the disposal of NECO, £6 million in relation to the disposal of the UK Gas
Transmission business and £27 million in connection with the integration of NGED. The costs incurred primarily relate to professional fees, relocation costs and employee costs. The costs have been classified as exceptional in accordance with our exceptional items policy. Whilst the transaction, separation and integration costs incurred during the period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £340 million of costs in previous periods, the costs qualify for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £33 million. The Group is entitled to cost recovery in relation to the separation of the ESO.
Accordingly, these costs have not been classified as exceptional.
Cost efficiency programme
During the period, the Group incurred a further £65 million of costs in relation to the major cost efficiency programme announced in November 2021, that targeted at least £400 million savings per annum across the Group by the end of three years. The costs recognised in the period primarily relate to redundancy provisions, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred during the period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £142 million of costs incurred since the announcement of the programme, the costs qualify for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £53 million. The cost efficiency programme completed in the year.
Fire at IFA converter station
In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on site. In the period, the Group recognised net insurance claims of £92 million, which were recognised as exceptional in line with our exceptional items policy and consistent with related claims in the prior year. The total cash inflow in the period in relation to the insurance proceeds was £92 million.
Changes in environmental provisions
In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group’s share of estimated costs are re-evaluated at each reporting period. During the second half of the financial year, following discussions with the New York State Department of Environmental Conservation and the
Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we have re-evaluated our estimates of total costs and increased our provision by £496 million (see note 26). Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.
Provision for UK electricity balancing costs
During the year, the ESO’s operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework.
As described in note 3, under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. At the end of October 2023, legislation required to enable the separation of the ESO and the formation of the NESO was passed through Parliament and accordingly, the Group took the judgement to classify the assets and liabilities of the ESO as held for sale (see note 10). An element of the over-recoveries will now be settled through the sale process and it no longer represents an unrecognised regulatory liability for the Group. Accordingly, a liability has been recognised for the over-recovered revenues which are forecasted to transfer through the disposal.

Financial Statements

147	National Grid plc	Annual Report and Accounts 2023/24
5. Exceptional items and remeasurements continued
Exceptional items continued
2023
Transaction, separation and integration costs
Separation costs of £39 million were incurred in relation to the disposal of NECO, £38 million in relation to the disposal of a majority stake in our
UK Gas Transmission business and £40 million in connection with the integration of NGED. The costs incurred primarily relate to legal fees, bankers’
fees, professional fees and employee costs. The costs have been classified as exceptional, consistent with similar costs for the years ended
31 March 2022 and 2021, and in line with the exceptional items policy. The total cash outflow for the period was £84 million.
Cost efficiency programme
The Group incurred a further £100 million of costs in relation to the major cost efficiency programme announced in November 2021. The costs recognised primarily related to property costs, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred during the period did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the
£42 million of costs incurred in the year ended 31 March 2022, the costs qualified for exceptional treatment in line with our exceptional items policy.
The total cash outflow for the period was £85 million.
Fire at IFA converter station
In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on site. In the year, the Group recognised £130 million of insurance claims (net of asset write-offs), which have been recognised as exceptional in line with our exceptional items policy. The total cash inflow for the period was £79 million.
Changes in environmental provisions
The real discount rate applied to the Group’s environmental provisions was revised to 1.5% (2022: 0.5%) to reflect the substantial and sustained change in US government bond yield curves (see note 26). The principal impact of this rate increase was a £165 million decrease in our US environmental provisions and a £11 million decrease in our UK environmental provision. The weighted average remaining duration of our cash flows was around 10.5 years.
Net gain on disposal of NECO
On 25 May 2022, the Group completed the sale of a wholly owned subsidiary, NECO, to PPL Rhode Island Holdings, LLC for cash consideration of £3.1 billion. As a result, the Group derecognised net assets of £2.7 billion, resulting in a pre-tax gain of £511 million. The receipt of cash was recognised within net cash used in investing activities within the consolidated cash flow statement.
Net gain on disposal of Millennium Pipeline Company LLC
The Group recognised a gain of £335 million on the disposal of its entire 26.25% equity interest in the Millennium Pipeline Company LLC associate to DT Midstream for cash consideration of £497 million. The receipt of cash was recognised within net cash used in investing activities within the consolidated cash flow statement.
2022
Transaction and separation costs
£223 million of transaction and separation costs were incurred in relation to the acquisition of NGED, the disposal of NECO and the disposal of our
UK Gas Transmission business. The costs related to legal fees, bankers’ fees and other professional fees. The costs were classified as exceptional, consistent with similar costs for the year ended 31 March 2021. The total cash outflow for the year was £196 million.
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
Net gain on disposal of St William Homes LLP and release of deferred income
The Group recognised a gain of £228 million on the disposal of its entire 50% equity interest in the St William Homes LLP joint venture to The
Berkeley Group plc for cash consideration of £413 million. In connection with the disposal, the Group also released deferred income of £189 million which related to deferred profits from previous property sales to St William Homes LLP. We concluded that the release of the deferred income should be classified as exceptional given the crystallisation event for the release is the sale of the Group’s equity interest in St William Homes LLP.
Environmental insurance recovery
In the US, the most significant component of our £2.4 billion environmental provision relates to several Superfund sites, and arose from former manufacturing gas plant facilities, previously owned or operated by the Group or its predecessor companies. Under federal and state Superfund laws, potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. In the year ended 31 March 2022, we recognised an exceptional gain of £38 million relating to an insurance receivable for site remediation costs included in our Superfund sites environmental provision. The insurance receipts were recorded as an exceptional item in line with the treatment of the related costs.

Notes to the consolidated financial statements continued

148	National Grid plc	Annual Report and Accounts 2023/24
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
ii.Net gains/(losses) on financing derivatives comprise gains and losses arising on derivative financial instruments, net of interest accrued, used for the risk management of interest rate and foreign exchange exposures and the offsetting foreign exchange losses and gains on the associated borrowing activities. These exclude gains and losses for which hedge accounting has been effective and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt (see notes 17 and 32). Net foreign exchange gains and losses on financing derivatives used for the risk management of foreign exchange exposures are offset by foreign exchange losses and gains on borrowing activities;
iii.Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL (see note 15); and
iv.Unrealised net gains/(losses) on derivatives and other financial instruments within our joint ventures and associates.
Items included within tax
2022
Change in UK corporation tax rate
In the Spring Budget 2021, the UK government announced that from 1 April 2023 the UK corporation tax rate would increase to 25%, and this was substantively enacted on 24 May 2021. Deferred tax balances at 31 March 2022 were remeasured at the enacted rate, with £458 million recognised as exceptional, in line with previous periods.

Financial Statements

149	National Grid plc	Annual Report and Accounts 2023/24
6. Finance income and costs

This note details the interest income generated by our financial assets and interest expense incurred on our financial liabilities, primarily our financing portfolio (including our financing derivatives). It also includes the net interest on our pensions and other post-retirement assets.

Finance income and costs remeasurements include unrealised gains and losses on certain assets and liabilities treated at FVTPL. The effective interest income and interest expense and dividends on these items are included in finance income and finance costs before remeasurements respectively.

		2024	2023	2022
	Notes	£m	£m	£m
Finance income
Net interest income on pensions and other post-retirement benefit obligations	25	100	85	—
Interest income on financial instruments:
Bank deposits and other financial assets		139	80	32
Dividends received on equities held at fair value through other comprehensive income (FVOCI)		1	1	3
Net gains/(losses) on FVTPL financial assets		4	(28)	(15)
Other income		4	—	30
		248	138	50
Finance costs
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts		(140)	(328)	(216)
Other borrowings[1]		(1,424)	(1,330)	(961)
Interest on derivatives		(277)	(170)	(59)
Unwinding of discount on provisions	26	(102)	(88)	(73)
Other interest		(31)	(13)	11
Derivatives designated as hedges for hedge accounting²		13	22	45
Derivatives not designated as hedges for hedge accounting²		(2)	60	29
Less: interest capitalised³		251	249	152
		(1,712)	(1,598)	(1,072)

Finance income		248	138	50
Finance costs[4]		(1,712)	(1,598)	(1,072)

Net finance costs from continuing operations		(1,464)	(1,460)	(1,022)
1.Includes interest expense on lease liabilities (see note 13 for details).
2.Includes a net foreign exchange gain on borrowing and investment activities of £271 million (2023: £86 million loss; 2022: £110 million gain) offset by foreign exchange gains and losses on financing derivatives measured at fair value and the impacts of hedge accounting.
3.Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.7% (2023: 4.7%; 2022: 3.2%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £39 million (2023: £30 million; 2022: £16 million). In the US, capitalised interest is added to the cost of property, plant and equipment, and qualifies for tax depreciation allowances.
4.Finance costs include principal accretion on inflation-linked liabilities of £208 million (2023: £483 million; 2022: £241 million).

Notes to the consolidated financial statements continued

150	National Grid plc	Annual Report and Accounts 2023/24
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
The Group operates internationally in territories with different and complex tax codes. Management exercises judgement in relation to the level of provision required for uncertain tax outcomes. Where there are tax positions not yet agreed with the tax authorities, different interpretations of legislation could lead to a range of outcomes. Judgements are made for each position having regard to particular circumstances and advice obtained.
Deferred tax is provided for, using the balance sheet liability method and is recognised on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases.
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

Financial Statements

151	National Grid plc	Annual Report and Accounts 2023/24
7. Tax continued
The tax charge for the year can be analysed as follows:

	2024	2023	2022
	£m	£m	£m
Current tax:
UK corporation tax at 25% (2023: 19%; 2022: 19%)	410	161	255
UK corporation tax adjustment in respect of prior years	(36)	—	(9)
	374	161	246
Overseas corporation tax	82	225	6
Overseas corporation tax adjustment in respect of prior years	(90)	(16)	(26)
	(8)	209	(20)
Total current tax from continuing operations	366	370	226
Deferred tax:
UK deferred tax	388	255	605
UK deferred tax adjustment in respect of prior years	43	13	(5)
	431	268	600
Overseas deferred tax	(40)	233	425
Overseas deferred tax adjustment in respect of prior years	74	5	7
	34	238	432
Total deferred tax from continuing operations	465	506	1,032

Total tax charge from continuing operations	831	876	1,258
Tax (credited)/charged to the consolidated statement of comprehensive income and equity

	2024	2023	2022
	£m	£m	£m
Current tax:
Share-based payments	(2)	(1)	—
Deferred tax:
Investments at fair value through other comprehensive income	1	(1)	—
Cash flow hedges, cost of hedging and own credit reserve	56	(7)	(12)
Remeasurements of pension assets and post-retirement benefit obligations	(50)	(344)	493
Share-based payments	—	1	(4)
	5	(352)	477
Total tax recognised in the statements of comprehensive income from continuing operations	7	(352)	481
Total tax relating to share-based payments recognised directly in equity from continuing operations	(2)	—	(4)
	5	(352)	477

Notes to the consolidated financial statements continued

152	National Grid plc	Annual Report and Accounts 2023/24
7. Tax continued
The tax charge for the year for continuing operations, is higher (2023: higher tax charge; 2022: higher tax charge) than the standard rate of corporation tax in the UK of 25% (2023: 19%; 2022: 19%):

	2024	2023	2022
	£m	£m	£m
Profit before tax from continuing operations	3,048	3,590	3,441
Profit before tax from continuing operations multiplied by UK corporation tax rate of 25% (2023: 19%; 2022: 19%)	762	682	654
Effect of:
Adjustments in respect of prior years[1]	(9)	2	(33)
Expenses not deductible for tax purposes	155	92	47
Non-taxable income[2]	(43)	(75)	(49)
Adjustment in respect of foreign tax rates[3]	(20)	147	170
Deferred tax impact of change in UK tax rate	—	66	501
Adjustment in respect of post-tax profits of joint ventures and associates included within profit before tax	(9)	(27)	(17)
Other[4]	(5)	(11)	(15)
Total tax charge from continuing operations	831	876	1,258

	%	%	%
Effective tax rate – continuing operations	27.3	24.4	36.6
1.The prior year adjustments are primarily due to agreement of prior period tax returns.
2.Includes tax on chargeable disposals after the offset of capital losses.
3.Included in the prior year are remeasurements of US closing state deferred tax balances as a result of an expected increase in the blended state tax rate following the disposal of NECO.
4.Other primarily comprises the movement in the deferred tax asset on previously unrecognised capital losses, claims for land remediation relief and claims for Research & Development credit.
Factors that may affect future tax charges
The main UK corporation tax rate is 25% with effect from 1 April 2023. Deferred tax balances as at 31 March 2024 have been calculated at 25%.
The US government continues to consider changes to federal tax legislation, but as no changes have been substantively enacted at the balance sheet date, deferred tax balances as at 31 March 2024 have been calculated at the prevailing tax rates based on the current tax laws.
The legislation implementing the Organisation for Economic Co-operation and Development’s (OECD) proposals for a global minimum corporation tax rate (Pillar Two) was enacted into UK law on 11 July 2023. The legislation includes an income inclusion rule and a domestic minimum tax, which together are designed to ensure a minimum effective tax rate of 15% in each country in which the Group operates. Similar legislation is being enacted by other governments around the world. The legislation is effective for National Grid from 1 April 2024 and therefore the rules do not impact the
Group’s consolidated financial statements for year ended 31 March 2024. The Group has applied the mandatory exception in the UK to recognising and disclosing information about the deferred tax assets and liabilities related to Pillar Two income taxes in accordance with the amendments to
IAS 12 published by the IASB on 23 May 2023. The Group does not expect there to be a material impact on our future tax charges.

Financial Statements

153	National Grid plc	Annual Report and Accounts 2023/24
7. Tax continued
Tax included within the statement of financial position
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Regulatory licences £m	Accelerated tax depreciation £m	Share- based payments £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences[1] £m	Total £m
Deferred tax liabilities/(assets)
At 1 April 2022	429	7,710	(18)	775	(301)	(1,830)	6,765
Exchange adjustments and other[2]	—	357	(2)	8	8	(116)	255
Charged/(credited) to income statement	—	145	(2)	51	(71)	386	509
Charged/(credited) to other comprehensive income and equity	—	—	1	(344)	(6)	—	(349)
Disposals	—	1	—	—	—	—	1
At 1 April 2023 (as previously reported)	429	8,213	(21)	490	(370)	(1,560)	7,181
Impact of IAS 12 amendment[3]	—	29	—	—	—	(29)	—
At 1 April 2023 (as restated)	429	8,242	(21)	490	(370)	(1,589)	7,181
Exchange adjustments and other[2]	—	(132)	—	(1)		23	(110)
Charged/(credited) to income statement	—	720	(5)	26	38	(312)	467
(Credited)/charged to other comprehensive income and equity	—	—	—	(50)	57	—	7
Disposals	—	(2)	—	—		—	(2)
Reclassification to held for sale (note 10)	—	(12)	1	(4)	—	(9)	(24)
At 31 March 2024	429	8,816	(25)	461	(275)	(1,887)	7,519
1.The deferred tax asset of £1,887 million as at 31 March 2024 (2023: £1,560 million) in respect of other net temporary differences primarily relates to losses of £184 million (2023:
£47 million), US contract and lease liabilities of £575 million (2023: £511 million), US environmental provisions of £646 million (2023: £503 million) and US bad debt provision of
£150 million (2023: £148 million).
2.Exchange adjustments and other primarily comprises foreign exchange arising on translation of the US dollar deferred tax balances.
3.In May 2021, the IASB issued amendments to IAS 12 resulting in the recognition of separate deferred tax assets and deferred tax liabilities (see note 1).
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £7,519 million
(2023: £7,181 million).
Deferred tax assets in respect of some capital losses as well as trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The total deferred tax assets not recognised are as follows:

	2024	2023
	£m	£m
Capital losses	2,483	2,367
Trading losses	4	4
The capital losses arose in the UK on disposal of certain businesses or assets. They are available to carry forward indefinitely but can only be offset against future capital gains.
At 31 March 2024 and 31 March 2023, there were no recognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or its associates as there are no significant corporation tax consequences of the Group’s UK, US or overseas subsidiaries or associates paying dividends to their parent companies. There are also no significant income tax consequences for the Group from the payment of dividends by the Group to its shareholders.

Notes to the consolidated financial statements continued

154	National Grid plc	Annual Report and Accounts 2023/24
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

(a) Basic EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2024	2024	2023	2023	2022	2022
	£m	pence	£m	pence	£m	pence
Earnings from continuing operations	2,216	60.0	2,714	74.2	2,182	60.6
Earnings from discontinued operations	74	2.0	5,083	138.9	171	4.8
Total earnings	2,290	62.0	7,797	213.1	2,353	65.4

		2024		2023		2022
		millions		millions		millions
Weighted average number of ordinary shares – basic		3,692		3,659		3,599
(b) Diluted EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2024	2024	2023	2023	2022	2022
	£m	pence	£m	pence	£m	pence
Earnings from continuing operations	2,216	59.7	2,714	73.8	2,182	60.3
Earnings from discontinued operations	74	2.0	5,083	138.3	171	4.7
Total earnings	2,290	61.7	7,797	212.1	2,353	65.0

		2024		2023		2022
		millions		millions		millions
Weighted average number of ordinary shares – diluted		3,709		3,676		3,616
(c) Reconciliation of basic to diluted average number of shares

	2024	2023	2022
	millions	millions	millions
Weighted average number of ordinary shares – basic	3,692	3,659	3,599
Effect of dilutive potential ordinary shares – employee share plans	17	17	17
Weighted average number of ordinary shares – diluted	3,709	3,676	3,616

Financial Statements

155	National Grid plc	Annual Report and Accounts 2023/24
9. Dividends
Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

	2024			2023			2022
	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m
Interim dividend in respect of the current year	19.40	393	320	17.84	488	163	17.21	339	282
Final dividend in respect of the prior year	37.60	1,325	56	33.76	1,119	114	32.16	583	562
	57.00	1,718	376	51.60	1,607	277	49.37	922	844
The Directors are proposing a final dividend for the year ended 31 March 2024 of 39.12p per share that would absorb approximately £1,455 million of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 19 July 2024 to shareholders who are on the register of members at 7 June 2024 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.
10. Assets held for sale and discontinued operations

The results and cash flows of significant assets or businesses sold during the year are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement. Assets and businesses are classified as held for sale when their carrying amounts are expected to be recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if the proceeds less sale costs fall short of the carrying value.

(a) Assets held for sale
The following assets and liabilities were classified as held for sale:

	2024			2023
	Total assets held for sale £m	Total liabilities held for sale £m	Net assets held for sale £m	Total assets held for sale £m	Total liabilities held for sale £m	Net assets held for sale £m
UK Electricity System Operator	1,134	(1,427)	(293)	—	—	—
Investment in GasT TopCo Limited	689	—	689	1,443	—	1,443
FAA option	—	—	—	—	(109)	(109)
RAA option	—	(47)	(47)	—	—	—
Net assets held for sale	1,823	(1,474)	349	1,443	(109)	1,334
UK Electricity System Operator
At the end of October 2023, legislation required to enable the separation of the ESO and the formation of the NESO was passed through Parliament.
The NESO is expected to be established as a Public Corporation this calendar year, with responsibilities across both the electricity and gas systems.
The assets and liabilities are consequently presented as held for sale in the consolidated financial statements for the year ended 31 March 2024.
Based on the scale and pass-through nature of the ESO, it is not considered a separate major line of business or geographic operation under IFRS 5 for treatment as a discontinued operation, and its disposal is not part of a single coordinated plan being undertaken by the Group. Accordingly, the results of the ESO have not been separately disclosed on the face of the income statement.
The following assets and liabilities of the ESO were classified as held for sale at 31 March 2024.

£m
Intangible assets	405
Property, plant and equipment	113
Trade and other receivables	563
Pension asset	17
Cash and cash equivalents	30
Financing derivatives	6
Total assets	1,134
Borrowings	(13)
Other liabilities	(916)
Provision for UK electricity balancing costs	(498)
Total liabilities	(1,427)
Net liabilities	(293)
No impairment losses were recognised on reclassification of the ESO assets and liabilities classified to held for sale. The ESO generated profit after tax of £178 million for the year ended 31 March 2024 (2023: £182 million profit; 2022: £12 million loss).

Notes to the consolidated financial statements continued

156	National Grid plc	Annual Report and Accounts 2023/24
10. Assets held for sale and discontinued operations continued
(a) Assets held for sale continued
The UK Gas Transmission business
On 31 January 2023, the Group disposed of 100% of the UK Gas Transmission business for cash consideration of £4.0 billion and a 40% interest in a newly incorporated UK limited company, GasT TopCo Limited. The other 60% was purchased by MIRA and BCI (together, the Consortium). On disposal, the Group recognised an investment in GasT TopCo Limited of £1.4 billion. As a result, the Group derecognised net assets of £0.6 billion and the gain on disposal, after transaction costs, was £4.8 billion. The Group also entered into a Further Acquisition Agreement (the FAA option) with the Consortium over its remaining 40% interest. Both the investment in GasT TopCo Limited and the FAA option were immediately classified as held for sale. The Group has not applied equity accounting in relation to its investment in GasT TopCo Limited.
On 11 March 2024, the FAA option was partially exercised by the Consortium and the Group disposed of 20% of the 40% interest in GasT TopCo
Limited that was acquired on 31 January 2023. The total sales proceeds were £681 million and the loss on disposal, after transaction costs, was
£4 million.
As part of the transaction, the Group also entered into a new option agreement with the Consortium, the Remaining Acquisition Agreement (the RAA
option), to replace the FAA option for the potential sale of all or part of the remaining 20% equity interest in GasT TopCo Limited. The RAA option is exercisable, at the Consortium’s option, between 1 May 2024 and 31 July 2024. If the RAA option is partially exercised by the Consortium, the Group will have the right to put the remainder of its interests in GasT TopCo Limited to the Consortium, which can be exercised by the Group between
1 December 2024 and 31 December 2024.
The RAA option is a Level 3 derivative, which is accounted for at fair value, and the assumptions which are used to determine fair value are specific to the contract and not readily observable in active markets. Significant unobservable inputs include the valuation and volatility of GasT TopCo Limited’s unlisted equity. These inputs are used as part of a Black-Scholes option pricing model to provide the reported fair values. The fair value of the option as at 31 March 2024 is £47 million. The RAA option will be extinguished when the option is either exercised or lapses. The option cannot be cash settled.
(b) Discontinued operations
UK Gas Transmission
The disposal of the Group’s interests in GasT TopCo Limited is considered to be the final stage of the plan to dispose of the UK Gas Transmission business which was first announced in 2021. As a discontinued operation, the results of the business prior to the recognition of the associate and any remeasurements pertaining to the financial derivatives noted above are shown separately from the continuing business for all periods presented on the face of the income statement. This is also reflected in the statement of comprehensive income, as well as EPS being shown split between continuing and discontinued operations.
The summary income statements for the years ended 31 March 2024, 2023 and 2022 are as follows:

	Total
	2024	2023	2022
	£m	£m	£m
Discontinued operations
Revenue	—	1,604	1,362
Other operating costs	—	(889)	(725)
Operating profit	—	715	637
Finance income	17	21	—
Finance costs[1]	62	(363)	(230)
Profit before tax	79	373	407
Tax[2]	(1)	(93)	(236)
Profit after tax from discontinued operations	78	280	171
(Loss)/gain on disposal	(4)	4,803	—
Total profit after tax from discontinued operations	74	5,083	171
1.Finance costs include the remeasurement of the FAA and RAA options.
2.Of the £236 million tax charge in the year ended 31 March 2022, £145 million related to an increase in deferred tax liability due to the change in the UK corporation tax rate.

Financial Statements

157	National Grid plc	Annual Report and Accounts 2023/24
10. Assets held for sale and discontinued operations continued
(b) Discontinued operations continued
The summary statements of comprehensive income for discontinued operations for the years ended 31 March 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	£m	£m	£m
Profit after tax from discontinued operations	74	5,083	171
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations	—	(313)	309
Net losses on financial liability designated at fair value through profit and loss attributable to changes in own credit risk	—	—	(1)
Tax on items that will never be reclassified to profit or loss	—	78	(94)
Total (losses)/gains from discontinued operations that will never be reclassified to profit or loss	—	(235)	214
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net gains in respect of cash flow hedges	—	6	1
Net gains/(losses) in respect of cost of hedging	—	4	(4)
Net gains on investments in debt instruments measured at fair value through other comprehensive income	13	—	—
Tax on items that may be reclassified subsequently to profit or loss	(3)	(2)	—
Total gains/(losses) from discontinued operations that may be reclassified subsequently to profit or loss	10	8	(3)
Other comprehensive income/(loss) for the year, net of tax from discontinued operations	10	(227)	211
Total comprehensive income for the year from discontinued operations	84	4,856	382
Details of the cash flows relating to discontinued operations are set out within the consolidated cash flow statement. Cash inflows from investing activities in the year comprised dividends received from GasT TopCo Limited of £102 million.

Notes to the consolidated financial statements continued

158	National Grid plc	Annual Report and Accounts 2023/24
11. Goodwill

Goodwill represents the excess of what we paid to acquire businesses over the fair value of their net assets at the acquisition date. We assess whether goodwill is recoverable by performing an impairment review annually or more frequently if events or changes in circumstances indicate a potential impairment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate. Goodwill is allocated to CGUs and this allocation is made to those CGUs that are expected to benefit from the acquisition in which the goodwill arose.
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

Total £m
Net book value at 1 April 2022	9,532
Exchange adjustments	315
Net book value at 1 April 2023	9,847
Exchange adjustments	(118)
Net book value at 31 March 2024	9,729
There was no significant accumulated impairment charge as at 31 March 2024 or 31 March 2023.
Impairment review of goodwill and indefinite-lived intangibles
Goodwill and indefinite-lived intangibles (see note 12) are reviewed annually for impairment and the recoverability is assessed by comparing the carrying amount of our operations with the expected recoverable amount on a value-in-use basis which uses pre-financing and pre-tax cash flow projections based on the Group’s financial plans, approved by the Directors, as a starting point. See below for a summary of which operations our goodwill and indefinite-lived intangibles are allocated to:

	2024	2023
CGU or group of CGUs	£m	£m
Goodwill:
National Grid Ventures – US	188	163
New England	1,541	1,609
New York	3,279	3,354
UK Electricity Distribution[1]	4,721	4,721
Total goodwill	9,729	9,847

Indefinite-lived intangibles (regulatory licences related to UK Electricity Distribution):
West Midlands	518	518
East Midlands	519	519
South Wales	257	257
South West	420	420
Total indefinite-lived intangibles	1,714	1,714
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
regulatory agreements and allow for future agreements and recovery of investment, including those related to achieving the net zero plans of the jurisdictions that we operate in. Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.

Financial Statements

159	National Grid plc	Annual Report and Accounts 2023/24
11. Goodwill continued
(a) Cash flow periods, terminal value and discount rate assumptions
We select cash flow durations longer than five years, when our forecasts are considered reliable. The cash flow durations selected reflect our knowledge and understanding of the regulatory environments in which we operate, and most significantly, where markets have legislated decarbonisation commitments by 2050, we may utilise longer cash flow forecasts that reflect the investment required to deliver those commitments before applying a terminal value at the point those commitments are due to be fulfilled and market growth is expected to stabilise. For our regulated
UK ED operations, we consider cash flow durations that run until 2050, reflecting the expected investment required in the network, in excess of economy‑wide long-term growth rates in order to deliver the energy transition. Total expenditure forecasts, comprising capital and operating expenditure, are estimated with reference to the Group’s strategic modelling and expectations around a reasonable energy transition based upon the policies and commitments in place today. Cash flows related to uncommitted future restructurings and enhancement capital expenditure
(beyond activity to reinforce the network and build new connections) are excluded from the projections. For our regulated US operations (New York and New England CGUs), we use a five-year cash flow forecast. For our National Grid Ventures operations, we typically model cash flows extending out to the end of each project’s operational life based on the long-term horizon of our projects.
For our UK ED business, a nominal terminal growth rate of 2.3% (2023: 2.6%) is assumed upon the terminal year cash flows, reflecting management’s best view, based on market and operational experience, of the expected long-term growth in the relevant market. For our regulated US operations we apply a growth rate of 2.4% (2023: 2.5%). This has been determined with regard to data on industry growth projections, specifically related to the energy transition, and projected growth in real Gross Domestic Product (GDP) for the territory within which the CGU is based.
Pre-tax cash flows are discounted by applying a pre-tax discount rate reflecting the time value of money and the risks specific to the group of assets. In practice, the post-tax discount rate for the group of assets in question is derived from a post-tax weighted average cost of capital. The assumptions used in the calculation of the weighted average cost of capital are benchmarked to externally available data. The determined discount rate is independent of the entity’s capital structure and reflects a market participant’s view of a risk adjusted discount rate specific to the CGU or group of CGUs. The post-tax discount rate is then grossed up to a pre-tax discount rate that is applied to pre-tax cash flows. The pre-tax discount rates used for the year ended 31 March 2024 were as follows: UK ED Group 5.0% (2023: 5.6%); UK ED distribution network operators 5.0% (2023:
5.6%); New York 6.2% (2023: 6.4%); New England 6.1% (2023: 6.6%); and National Grid Ventures – US 7.2% (2023: 8.6%).
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
Goodwill – UK ED, regulated US operations (New York and New England) and National Grid Ventures – US
While key assumptions underpinning the goodwill valuations will change over time, the Directors consider that no reasonably foreseeable change would result in an impairment of goodwill. This is in view of the long-term nature of the key assumptions, including those used in determining an appropriate discount rate, and specifically the risk-free rate and total market return, the margin by which the estimated value-in-use exceeds the carrying amount and the nature of the regulatory regimes that UK ED and our regulated US businesses operate under. No reasonably possible changes to inputs to the impairment test performed over goodwill attributable to National Grid Ventures – US were identified as resulting in an impairment.
Indefinite-lived regulatory licences – UK ED
No reasonably possible changes to inputs to the impairment test performed over the South West, East Midlands, West Midlands and South Wales
Distribution Network Operator licences were identified as resulting in an impairment.

Notes to the consolidated financial statements continued

160	National Grid plc	Annual Report and Accounts 2023/24
12. Other intangible assets

Other intangible assets are the software assets controlled by us and the electricity distribution licences which provide us with the right to operate and invest in the relevant network that operates as a monopoly in the licensed geographical area. The regulatory licences were acquired following the Group’s acquisition of NGED.

Our electricity distribution licences are indefinite-lived intangible assets for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. Once granted by Ofgem, the licence is issued to a licensee on the basis that it remains active into perpetuity.
On that basis, the value attributed to the electricity distribution network licence assets is considered to have an indefinite useful life. The regulatory licence assets are subject to a review for impairment annually, or more frequently if events or circumstances indicate a potential impairment (see note 11 for details of impairment tests performed over indefinite-lived intangible assets). Any impairment is charged to the income statement as it arises.
Software is recorded at cost less accumulated amortisation and any provision for impairment. Our software assets are tested for impairment only if there is an indication that their carrying values may have been impaired. Impairments of assets are calculated as the difference between the carrying value of the asset and the recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the recoverable amount of the CGU to which that asset belongs is estimated. Impairments are recognised in the consolidated income statement within other operating costs. Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.
Internally generated intangible assets are recognised only if: i) an asset is created that can be identified; ii) it is probable that the asset created will generate future economic benefits; and iii) the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.
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
(a) Analysis of other intangible assets

	Regulatory licences £m	Software £m	Assets in the course of construction £m	Total £m
Cost at 1 April 2022	1,714	2,075	870	4,659
Exchange adjustments	—	79	32	111
Additions	—	34	544	578
Disposals	—	(17)	—	(17)
Reclassifications[1]	—	895	(885)	10
Cost at 1 April 2023	1,714	3,066	561	5,341
Exchange adjustments	—	(45)	(6)	(51)
Additions	—	17	464	481
Disposals	—	(23)	—	(23)
Reclassifications¹	—	598	(436)	162
Reclassification to held for sale (note 10)	—	(520)	(191)	(711)
Cost at 31 March 2024	1,714	3,093	392	5,199
Accumulated amortisation at 1 April 2022	—	(1,377)	(10)	(1,387)
Exchange adjustments	—	(51)	—	(51)
Amortisation charge for the year	—	(291)	—	(291)
Accumulated amortisation of disposals	—	15	—	15
Reclassifications¹	—	(23)	—	(23)
Accumulated amortisation at 1 April 2023	—	(1,727)	(10)	(1,737)
Exchange adjustments	—	23	—	23
Amortisation charge for the year	—	(301)	—	(301)
Accumulated amortisation of disposals	—	23	—	23
Reclassifications¹	—	(161)	—	(161)
Reclassification to held for sale (note 10)	—	385	—	385
Accumulated amortisation at 31 March 2024	—	(1,758)	(10)	(1,768)
Net book value at 31 March 2024²	1,714	1,335	382	3,431
Net book value at 31 March 2023	1,714	1,339	551	3,604
1.Reclassifications includes amounts transferred to property, plant and equipment (see note 13).
2.The Group has capitalised £320 million (2023: £370 million) in relation to the Gas Business Enablement system in the US, of which £320 million (2023: £369 million) is in service and is being amortised over 10 years, with the remainder included within assets in the course of construction. A further £81 million (2023: £87 million) relates to our UK general ledger system within software and is being amortised over 10 years.

Financial Statements

161	National Grid plc	Annual Report and Accounts 2023/24
12. Other intangible assets continued
(b) Asset useful economic lives
No amortisation is provided on regulatory licences. Software is amortised over the period we expect to receive a benefit from the asset.
An amortisation expense is charged to the income statement to reflect the reduced value of the asset over time. Amortisation is calculated by estimating the number of years we expect the asset to be used (its useful economic life or UEL) and charging the cost of the asset to the income statement equally over this period.

Years
Software	3 to 10
Regulatory licences	Indefinite
13. Property, plant and equipment

Property, plant and equipment are the physical assets controlled by us. The Group’s interest comprises legally protected statutory or contractual rights of use. Property, plant and equipment is recorded at cost, less accumulated depreciation and any impairment losses.

The cost of property, plant and equipment primarily represents the amount initially paid or the fair value on the date of acquisition of a business.
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
Depreciation is calculated by estimating the number of years we expect the asset to be used (its useful economic life or UEL) and charging the cost of the asset to the income statement equally over this period.
Items within property, plant and equipment are tested for impairment only if there is some indication that the carrying value of the assets may have been impaired. Impairments of assets are calculated as the difference between the carrying value of the asset and the recoverable amount, if lower.
Where such an asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which that asset belongs is estimated. Impairments are recognised in the income statement and, if immaterial, are included within the depreciation charge for the year.
We operate an energy networks business and therefore have a significant physical asset base. We continue to invest in our networks to maintain reliability, create new customer connections and ensure our networks are flexible, resilient and prepared for the transition to net zero.
Our business plan envisages these additional investments will be funded through a mixture of cash generated from operations and the issue of new debt and equity.

Notes to the consolidated financial statements continued

162	National Grid plc	Annual Report and Accounts 2023/24
13. Property, plant and equipment continued
(a) Analysis of property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2022	3,659	63,022	5,587	1,072	73,340
Exchange adjustments	126	2,073	156	50	2,405
Additions	158	1,196	5,345	154	6,853
Disposals	(163)	(331)	(4)	(156)	(654)
Adjustment for change in discount rate on decommissioning provisions (note 26)	—	(36)	(12)	—	(48)
Reclassifications[1]	286	3,841	(4,312)	102	(83)
Cost at 1 April 2023	4,066	69,765	6,760	1,222	81,813
Exchange adjustments	(49)	(841)	(67)	(19)	(976)
Additions	59	1,157	5,754	197	7,167
Disposals	(55)	(271)	(5)	(134)	(465)
Adjustment for change in discount rate on decommissioning provisions (note 26)	—	29	—	—	29
Reclassifications[1]	277	4,725	(5,389)	218	(169)
Reclassification to held for sale (note 10)	(88)	(13)	(31)	(134)	(266)
Cost at 31 March 2024	4,210	74,551	7,022	1,350	87,133
Accumulated depreciation at 1 April 2022	(773)	(14,441)	(60)	(534)	(15,808)
Exchange adjustments	(30)	(444)	—	(32)	(506)
Depreciation charge for the year²	(122)	(1,459)	(1)	(183)	(1,765)
Disposals	127	311	2	152	592
Reclassifications[1]	4	107	4	(8)	107
Accumulated depreciation at 1 April 2023	(794)	(15,926)	(55)	(605)	(17,380)
Exchange adjustments	10	177	—	12	199
Depreciation charge for the year²	(80)	(1,515)	(20)	(189)	(1,804)
Disposals	50	252	2	134	438
Reclassifications[1]	(3)	281	—	(112)	166
Reclassification to held for sale (note 10)	59	1	6	89	155
Accumulated depreciation at 31 March 2024	(758)	(16,730)	(67)	(671)	(18,226)
Net book value at 31 March 2024	3,452	57,821	6,955	679	68,907
Net book value at 31 March 2023	3,272	53,839	6,705	617	64,433
1.Represents amounts transferred between categories, (to)/from other intangible assets (see note 12), (to)/from inventories.
2.Depreciation of assets in the course of construction relates to impairment provision adjustments.
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
Certain network assets are depreciated using the group method of depreciation, in which a single composite depreciation rate is applied to a particular class of property, plant and equipment. This method pools similar assets together, and then depreciates each group as a whole over their respective useful lives. In the US, the Company conducts independent depreciation studies on a periodic basis as part of the regulatory ratemaking process to estimate group depreciation rates. These depreciation studies are subject to review and approval by the US state and federal regulators, with the depreciation expense recovered through rates charged to customers. Likewise in the UK, the composite depreciation rates are benchmarked to internal engineering studies and known asset performance lives. Depreciation expense includes a component for the original cost of assets and a component for estimated cost of future removal, net of any salvage value at retirement. Upon retirement of components of the Company’s network assets, the original cost of the retired assets, net of salvage value, is charged against accumulated depreciation, with no gain or loss recognised.
Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are shown in the table that follows split between the UK and US, along with the weighted average remaining UEL for each class of property, plant and equipment (which is calculated by applying the annual depreciation charge per class of asset to the net book value of that class of asset).

Financial Statements

163	National Grid plc	Annual Report and Accounts 2023/24
13. Property, plant and equipment continued
(b) Asset useful economic lives continued

		Years
	UK	US	Weighted average remaining UEL
Freehold and leasehold buildings	up to 60	up to 100	38
Plant and machinery:
Electricity transmission plant and wires	up to 100	10 to 85	32
Electricity distribution plant	14 to 99	5 to 85	46
Electricity generation plant	n/a	10 to 93	10
Interconnector plant and other	5 to 70	5 to 37	31
Gas plant – mains, services and regulating equipment	n/a	25 to 95	53
Gas plant – storage	5 to 20	20 to 60	18
Gas plant – meters	n/a	14 to 45	24
Motor vehicles and office equipment	up to 50	up to 26	3
(c) Gas asset lives
The role that our US gas networks play in the pathway to achieving the greenhouse gas emissions reductions targets set in the jurisdictions in which we operate is currently uncertain. Policymakers in New York and Massachusetts continue to indicate an increase in electrification to meet their respective decarbonisation targets, whilst as a Group we are committed in our transition to net zero. As a result, there is a risk that the UELs of certain elements of our gas networks may be shortened in line with future policy, regulatory frameworks and planning systems aimed to support the decarbonisation of the energy sector.
In the US, our gas distribution asset lives are assessed as part of detailed depreciation studies completed as part of each separate rate proceeding.
Depreciation studies consider the physical condition of assets and the expected operational life of an asset. The weighted average remaining UEL for our US gas distribution fixed asset base is circa 53 years; however, a sizeable proportion of our assets are assumed to have UELs which extend beyond 2080. In assessing these UELs, we consider a range of different pathways related to our gas assets. These pathways factor in the net zero ambitions of the Group and the jurisdictions that we operate in, anticipated changes in customer behaviour, developments in new technology, the feasibility and affordability of electrification, and the ability to decarbonise fuel through the use of renewable natural gas (RNG) and green hydrogen.
On balance of the different pathways considered, we continue to believe the lives identified by rate proceedings are the best estimate of the assets’
UELs given the need to provide safe, affordable and reliable heating services. We keep this assumption under review and we continue to actively engage and support our regulators to enable the clean energy transition.
Asset depreciation lives feed directly into our US regulatory recovery mechanisms, such that any shortening of asset lives and regulatory recovery periods as agreed with regulators should be recoverable through future rates, subject to agreement, over future periods, as part of wider considerations around ensuring the continuing affordability of gas in our service territories.
Given the uncertainty described relating to the UELs of our gas assets, below we provide a sensitivity analysis for the depreciation charge for our
New York and New England segments were a shorter UEL presumed. It should be noted that the net zero pathways which we consider probable all suggest some role for gas in heating buildings beyond 2050, so our sensitivity analysis for 2050 illustrates an unlikely worst-case scenario.

	Increase in depreciation expense for the year ended 31 March 2024		Increase in depreciation expense for the year ended 31 March 2023
	New York £m	New England £m	New York £m	New England £m
UELs limited to 2050	208	66	185	54
UELs limited to 2060	100	26	90	21
UELs limited to 2070	46	6	42	3
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
The table that follows shows the movements in the net book value of right-of-use assets included within property, plant and equipment at 31 March
2024 and 31 March 2023, split by category. The associated lease liabilities are disclosed in note 21.

Notes to the consolidated financial statements continued

164	National Grid plc	Annual Report and Accounts 2023/24
13. Property, plant and equipment continued
(d) Right-of-use assets continued

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Net book value at 1 April 2022	225	70	—	210	505
Exchange adjustments	10	1	—	13	24
Additions	101	97	—	88	286
Disposals	(13)	—	—	(1)	(14)
Depreciation charge for the year	(42)	(18)	—	(70)	(130)
Net book value at 31 March 2023	281	150	—	240	671
Exchange adjustments	(5)	(2)	—	(5)	(12)
Additions	52	2	—	146	200
Reclassifications	—	(5)	—	5	—
Reclassification to held for sale (note 10)	(12)	—	—	(1)	(13)
Disposals	(1)	—	—	(2)	(3)
Depreciation charge for the year	(22)	(17)	—	(76)	(115)
Net book value at 31 March 2024	293	128	—	307	728
The following balances have been included in the income statement for the years ended 31 March 2024 and 31 March 2023 in respect of right-of-
use assets:

	2024	2023
	£m	£m
Included within net finance income and costs:
Interest expense on lease liabilities	(69)	(24)
Included within revenue:
Lease income[1]	384	409
Included within operating expenses:
Expense relating to short-term and low-value leases	(20)	(19)
1.Included within lease income is £360 million (2023: £394 million) of variable lease payments, the majority of which relates to the power supply arrangement entered into with LIPA
(see note 3).
14. Other non-current assets

Other non-current assets include assets that do not fall into specific non-current asset categories (such as goodwill or property, plant and equipment) where the benefit to be received from the asset is not due to be received until after 31 March 2025.

	2024	2023
	£m	£m
Other receivables¹	458	496
Prepayments²	390	124
	848	620
1.Primarily comprises amounts due in relation to property sales to The Berkeley Group. These amounts will be fully received by 2031.
2.Included within prepayments are capital expenditure prepayments made to suppliers to secure production capacity for certain of our capital projects. In the year, we have also revised our policy in relation to the classification of capital expenditure prepayments between current and non-current in order to align these to the operating cycles of the underlying assets to which they relate. Accordingly, prior year non-current prepayments have increased by £53 million to reflect this change, with a corresponding reduction in current prepayments (note 19).
The associated cash flows for capital expenditure prepayments are included within purchases of property, plant and equipment within the consolidated cash flow statement.

Financial Statements

165	National Grid plc	Annual Report and Accounts 2023/24
15. Financial and other investments

The Group holds a range of financial and other investments. These investments include short-term money market funds, quoted investments in equities or bonds of other companies, investments in our venture capital portfolio (National Grid Partners), bank deposits with a maturity of greater than three months, and investments that cannot be readily used in operations, principally collateral deposited in relation to derivatives.

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
•FVOCI debt and other investments – debt investments, such as bonds, that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is both to collect the contractual cash flows and to sell the debt instruments, are measured at FVOCI, with gains or losses recognised in the consolidated statement of comprehensive income instead of through the income statement. On disposal, any gains or losses are recognised within finance income in the income statement (see note 6). Other investments include insurance contracts which are held to back the present value of unfunded pension liabilities (see note 25); and
•FVTPL investments – other financial investments are subsequently measured at fair value with any gains or losses recognised in the income statement (FVTPL). This primarily comprises our money market funds, insurance company fund investments and corporate venture capital investments held by National Grid Partners.
Financial and other investments are initially recognised on trade date. Subsequent to initial recognition, the fair values of financial assets that are quoted in active markets are based on bid prices. When independent prices are not available, fair values are determined by applying valuation techniques used by the relevant markets, including observable market data where possible (see note 32(g) for further details).

Notes to the consolidated financial statements continued

166	National Grid plc	Annual Report and Accounts 2023/24
15. Financial and other investments continued

	2024	2023
	£m	£m
Non-current
FVOCI debt and other investments	397	407
FVTPL investments	483	452
	880	859
Current
FVTPL investments	3,084	1,764
Financial assets at amortised cost	615	841
	3,699	2,605
	4,579	3,464
Financial and other investments include the following:
Investments in short-term money market funds	2,668	1,449
Investments held by National Grid Partners	375	346
Investments in Sunrun	108	106
Balances that are restricted or not readily used in operations:
Collateral[1]	496	764
Insurance company and non-qualified plan investments	578	490
Cash surrender value of life insurance policies	235	232
Other investments	119	77
	4,579	3,464
1.The collateral balance includes £466 million (2023: £734 million) of collateral placed with counterparties with whom we have entered into a credit support annex to the International
Swaps and Derivatives Association (ISDA) Master Agreement, £24 million (2023: £25 million) of restricted amounts allocated for specific projects within National Grid Electricity System
Operator and National Grid Electricity Transmission plc and £6 million (2023: £5 million) insurance captive letters of credit.
FVTPL and FVOCI investments are recorded at fair value. The carrying value of current financial assets at amortised cost approximates their fair values, primarily due to short-dated maturities. The exposure to credit risk at the reporting date is the fair value of the financial investments.
For further information on our credit risk, refer to note 32(a).
For the purposes of impairment assessment, the investments in bonds are considered to be low risk as they are investment grade securities; life insurance policies are held with regulated insurance companies; and deposits, collateral receivable and other financial assets at amortised cost have an average credit rating on a weighted basis of AA or better at all times based on investment policy. All financial assets held at FVOCI or amortised cost are therefore considered to have low credit risk and have an immaterial impairment loss allowance equal to 12-month expected credit losses.
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
the financial investments in the above table. No balances are more than 30 days past due and no balances were written off during the year.

Financial Statements

167	National Grid plc	Annual Report and Accounts 2023/24
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

	2024			2023
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Share of net assets at 1 April	154	1,146	1,300	277	961	1,238
Exchange adjustments	(3)	(28)	(31)	20	52	72
Additions	13	319	332	40	157	197
Share of post-tax results for the year	9	28	37	9	162	171
Share of other comprehensive income of associates, net of tax	—	—	—	1	—	1
Dividends received	(15)	(152)	(167)	(30)	(152)	(182)
Disposals¹	(1)	—	(1)	(167)	—	(167)
Other movements²	1	(51)	(50)	4	(34)	(30)
Share of net assets at 31 March	158	1,262	1,420	154	1,146	1,300
1.Disposals in the prior year included the sale of the Group’s 26.25% minority ownership interest in the Millennium Pipeline Company LLC.
2.Other movements relate to tax liabilities for US and certain UK associates and joint ventures which are borne by the Group and the elimination of profits arising from sales to the
Group’s share of joint ventures.
A list of joint ventures and associates, including the name and proportion of ownership, is provided in note 34. Transactions with and outstanding balances with joint ventures and associates are shown in note 31. The joint ventures and associates have no significant contingent liabilities to which the Group is exposed and the Group has no significant contingent liabilities in relation to its interests in the joint ventures and associates. The Group has capital commitments in relation to its joint ventures and associates of £1,286 million (2023: £412 million), which primarily relate to the funding of new capital investment projects.
The following table describes the Group’s material joint ventures and associates at 31 March 2024:

Joint venture[1]	% stake
BritNed Development Limited	50%	BritNed is a joint venture with the Dutch transmission system operator, TenneT, and operates the subsea electricity interconnector between Great Britain and the Netherlands, commissioned in 2011.
Nemo Link Limited	50%	Nemo is a joint venture with the Belgian transmission operator, Elia, and is a subsea electricity interconnector between Great Britain and Belgium, which became operational on 31 January 2019.
Emerald Energy Venture, LLC	51%	Emerald is a joint venture with Washington State Investment Board which builds and operates wind and solar assets. Emerald was acquired on 11 July 2019.
Community Offshore Wind, LLC	27.3%
Community Offshore Wind is a joint venture with RWE Renewables. The joint venture owns six seabed leases in the northeastern US and is developing an offshore wind project which will play a key role in supplying clean energy to customers in New York.

1.The joint ventures have reporting periods ending on 31 December with monthly management reporting information provided to the Group.

Notes to the consolidated financial statements continued

168	National Grid plc	Annual Report and Accounts 2023/24
16. Investments in joint ventures and associates continued
Summarised financial information as at 31 March, together with the carrying amount of material investments, is as follows:

	BritNed Development Limited		Nemo Link Limited		Emerald Energy Venture LLC		Community Offshore Wind LLC
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Statement of financial position
Non-current assets	376	397	478	514	2,171	1,598	1,005	925
Cash and cash equivalents	69	208	46	77	206	169	40	19
All other current assets	36	29	6	8	16	14	42	—
Non-current liabilities	(57)	(55)	(3)	(3)	(249)	(244)	(20)	(19)
Non-current financial liabilities	(31)	(31)	(32)	(32)	(643)	(398)	—	—
Current liabilities	(39)	(34)	(55)	(131)	(217)	(131)	(1)	(3)
Current financial liabilities	—	—	—	—	(10)	(95)	—	—
Net assets	354	514	440	433	1,274	913	1,066	922
Group’s ownership interest in joint venture/associate	177	257	220	217	650	466	291	251
Group adjustment: elimination of profits on sales to joint venture	—	—	—	—	(123)	(85)	—	—
Carrying amount of the Group’s investment	177	257	220	217	527	381	291	251

	BritNed Development Limited		Nemo Link Limited		Emerald Energy Venture LLC		Community Offshore Wind LLC
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Revenue	158	358	109	88	87	75	—	—
Depreciation and amortisation	(16)	(16)	(23)	(23)	(38)	(29)	—	—
Other (costs)/income	(25)	22	(15)	(1)	(152)	(46)	—	1
Operating profit/(loss)	117	364	71	64	(103)	—	—	1
Net interest expense	(2)	(2)	—	(7)	(9)	(6)	—	—
Profit/(loss) before tax	115	362	71	57	(112)	(6)	—	1
Income tax expense	(31)	(82)	(17)	(11)	—	—	—	—
Profit/(loss) for the year	84	280	54	46	(112)	(6)	—	1
Group’s share of profit/(loss)	42	140	27	23	(57)	(3)	—	—
Group adjustment: tax credit	—	—	—	—	15	1	—	—
Group’s share of post-tax results for the year	42	140	27	23	(42)	(2)	—	—

Financial Statements

169	National Grid plc	Annual Report and Accounts 2023/24
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
• financing derivatives – these are used to manage our exposure to interest rates and foreign exchange rates. Specifically, we use these derivatives to manage our financing portfolio, holdings in foreign operations and contractual operational cash flows; and
• commodity contract derivatives – these are used to manage our US customers’ exposure to price and supply risks. Some forward contracts for the purchase of commodities meet the definition of derivatives. We also enter into derivative financial instruments linked to commodity prices, including options and swaps, which are used to manage market price volatility.

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
The fair values of derivatives by category are as follows:

	2024			2023
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current	44	(335)	(291)	153	(222)	(69)
Non-current	324	(909)	(585)	276	(1,071)	(795)
	368	(1,244)	(876)	429	(1,293)	(864)

Financing derivatives	333	(1,126)	(793)	363	(1,119)	(756)
Commodity contract derivatives	35	(118)	(83)	66	(174)	(108)
	368	(1,244)	(876)	429	(1,293)	(864)
(a) Financing derivatives
The fair values of financing derivatives by type are as follows:

	2024			2023
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Interest rate swaps	43	(110)	(67)	49	(98)	(49)
Cross-currency interest rate swaps	234	(844)	(610)	192	(888)	(696)
Foreign exchange forward contracts¹	16	(68)	(52)	100	(11)	89
Inflation-linked swaps	40	(104)	(64)	22	(122)	(100)
	333	(1,126)	(793)	363	(1,119)	(756)
1.Included within the foreign exchange forward contracts balance are £36 million (2023: £4 million) of derivative liabilities in relation to the hedging of capital expenditure.

Notes to the consolidated financial statements continued

170	National Grid plc	Annual Report and Accounts 2023/24
17. Derivative financial instruments continued
(a) Financing derivatives continued
The maturity profile of financing derivatives is as follows:

	2024			2023
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than 1 year	18	(249)	(231)	100	(93)	7
	18	(249)	(231)	100	(93)	7
Non-current
In 1 to 2 years	6	(80)	(74)	13	(100)	(87)
In 2 to 3 years	31	(44)	(13)	15	(96)	(81)
In 3 to 4 years	32	(74)	(42)	32	(11)	21
In 4 to 5 years	49	(83)	(34)	14	(107)	(93)
More than 5 years	197	(596)	(399)	189	(712)	(523)
	315	(877)	(562)	263	(1,026)	(763)
	333	(1,126)	(793)	363	(1,119)	(756)
The notional contract amounts of financing derivatives by type are as follows:

	2024	2023
	£m	£m
Interest rate swaps	(2,175)	(1,727)
Cross-currency interest rate swaps	(15,602)	(15,025)
Foreign exchange forward contracts	(7,675)	(5,263)
Inflation-linked swaps	(3,190)	(2,387)
	(28,642)	(24,402)
(b) Commodity contract derivatives
The fair values of commodity contract derivatives by type are as follows:

	2024			2023
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of gas	—	(3)	(3)	2	(6)	(4)
Derivative financial instruments linked to commodity prices
Electricity capacity	—	—	—	1	—	1
Electricity swaps	33	(82)	(49)	53	(92)	(39)
Electricity options	—	(1)	(1)	—	(3)	(3)
Gas swaps	2	(22)	(20)	9	(42)	(33)
Gas options	—	(10)	(10)	1	(31)	(30)
	35	(118)	(83)	66	(174)	(108)

Financial Statements

171	National Grid plc	Annual Report and Accounts 2023/24
17. Derivative financial instruments continued
(b) Commodity contract derivatives continued
The maturity profile of commodity contract derivatives is as follows:

	2024			2023
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	26	(86)	(60)	53	(129)	(76)
	26	(86)	(60)	53	(129)	(76)
Non-current
In 1 to 2 years	3	(28)	(25)	11	(29)	(18)
In 2 to 3 years	5	(4)	1	2	(15)	(13)
In 3 to 4 years	1	—	1	—	(1)	(1)
	9	(32)	(23)	13	(45)	(32)
	35	(118)	(83)	66	(174)	(108)
The notional quantities of commodity contract derivatives by type are as follows:

	2024	2023
Forward purchases of gas[1]	38m Dth	22m Dth
Electricity swaps	14,128 GWh	14,076 GWh
Gas swaps	44m Dth	50m Dth
Gas options	78m Dth	57m Dth
1.Forward gas purchases have terms up to one year (2023: one year). The contractual obligations under these contracts are £14 million (2023: £24 million).
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

	2024	2023
	£m	£m
Fuel stocks	188	280
Raw materials and consumables	542	460
Current intangible assets – emission allowances	98	136
	828	876
There is a provision for obsolescence of £4 million against inventories as at 31 March 2024 (2023: £6 million).

Notes to the consolidated financial statements continued

172	National Grid plc	Annual Report and Accounts 2023/24
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

	2024	2023
	£m	£m
Trade receivables	2,501	2,583
Accrued income	885	1,126
Provision for impairment of receivables and accrued income	(559)	(560)
Trade receivables and accrued income, net	2,827	3,149
Prepayments¹	385	389
Contract assets	76	49
Other receivables	127	243
	3,415	3,830
1.In the year, we have revised our policy in relation to the classification of capital expenditure prepayments between current and non-current in order to align these to the operating cycles of the underlying assets to which they relate. Accordingly, prior year current prepayments have decreased by £53 million to reflect this change, with a corresponding increase in non-current prepayments (note 14).
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
and accrued income.

	2024	2023
	£m	£m
At 1 April	560	741
Exchange adjustments	(12)	51
Charge for the year, net of recoveries	179	220
Uncollectible amounts written off	(163)	(452)
Reclassification to held for sale (note 10)	(5)	—
At 31 March	559	560
The trade receivables balance, accrued income balance and provisions balance split by geography are as follows:

	As at 31 March 2024			As at 31 March 2023
	UK	US	Total	UK	US	Total
	£m	£m	£m	£m	£m	£m
Trade receivables	162	2,339	2,501	223	2,360	2,583
Accrued income	337	548	885	650	476	1,126
Provision for impairment of receivables and accrued income	(3)	(556)	(559)	(11)	(549)	(560)
	496	2,331	2,827	862	2,287	3,149
There are no retail customers in the UK businesses. A provision matrix is not used in the UK, as an assessment of expected losses on individual debtors is performed and the provision is not material.
In the US, £2,437 million (2023: £2,325 million) of the trade receivables and accrued income balance is attributable to retail customers. For non-retail
US customer receivables, a provision matrix is not used and expected losses are determined on individual debtors.
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
In March 2020, the Group’s US distribution business temporarily ceased certain customer cash collection activities in response to regulatory instructions and to changes in state-, federal- and city-level regulations and guidance, and actions to minimise risk to the Group’s employees as a result of COVID-19. Customer termination activities also ceased in line with requests by relevant local authorities and this resulted in the recognition of additional expected credit losses, although cash collection and customer termination activities have subsequently resumed in both New England and New York.
In the years ended 31 March 2024 and 2023, the Group’s US distribution businesses have been supported by certain government and state
COVID-19 funding programmes, including the Arrears Management Program in New York, aimed to provide low-income customers with COVID-19 relief via one-time bill credits. In the prior year, the Group wrote off £270 million ($333 million) of COVID-19-related trade receivables in connection with the Arrears Management Program, which was funded via the receipt of £44 million ($51 million) of government funding.

Financial Statements

173	National Grid plc	Annual Report and Accounts 2023/24
19. Trade and other receivables continued
Provision for impairment of receivables continued
In calculating our provision for impairment of receivables at 31 March 2024, we incorporate actual cash collection levels experienced over a three-year period to determine the expected loss rates per category of outstanding receivable by operating company. These are benchmarked against provision matrices run on pre‑COVID-19 behaviour and data. Factored into our analysis are expected cash collections based on the resumed collection activities in New England and New York, as well as the impacts of government and state funding programmes and the outlook for the wider macroeconomic environment. The resulting rates are summarised in the provision matrix shown below.
Based on our review, we recognised a charge of £176 million (2023: £215 million), which represents our best estimate based on the information available. We based our review on certain macroeconomic factors, including unemployment levels, inflation, average commodity rate changes and our experience regarding debtor recoverability. In performing our review of actual cash collection levels, we also factor in the impacts of government and state COVID-19 funding programmes in order to reflect an expected collection rate.
The average expected loss rates and gross balances for the retail customer receivables in our US operations are set out below. Loss rates have decreased across the majority of our ageing categories, primarily due to the impact of ongoing cash collection activities.

	2024		2023
	%	£m	%	£m
Accrued income	3	533	3	462
0 – 30 days past due	3	822	3	838
30 – 60 days past due	14	219	13	235
60 – 90 days past due	21	125	23	139
3 – 6 months past due	27	173	32	189
6 – 12 months past due	34	191	43	178
Over 12 months past due	73	374	88	284
		2,437		2,325
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
Cash and cash equivalents at 31 March 2024 include £11 million (2023: £37 million) that is restricted. The restricted cash balances include amounts required to be maintained for insurance purposes and cash balances that can only be used for low-carbon network fund projects.

	2024	2023
	£m	£m
Cash at bank	259	163
Short-term deposits	300	—
Cash and cash equivalents	559	163

Notes to the consolidated financial statements continued

174	National Grid plc	Annual Report and Accounts 2023/24
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

	2024	2023
	£m	£m
Current
Bank loans	460	381
Bonds	2,841	1,638
Commercial paper	1,444	840
Lease liabilities	114	96
	4,859	2,955
Non-current
Bank loans	2,434	2,557
Bonds	39,114	36,855
Lease liabilities	665	618
	42,213	40,030
Total borrowings	47,072	42,985
Total borrowings are repayable as follows:

	2024	2023
	£m	£m
Less than 1 year	4,859	2,955
In 1 to 2 years	2,706	2,799
In 2 to 3 years	3,134	2,689
In 3 to 4 years	2,948	3,129
In 4 to 5 years	4,375	2,505
More than 5 years:
By instalments	736	922
Other than by instalments	28,314	27,986
	47,072	42,985
The fair value of borrowings, excluding lease liabilities, at 31 March 2024 was £42,617 million (2023: £38,219 million). Where market values were available, the fair value of borrowings (Level 1) was £34,281 million (2023: £31,710 million). Where market values were not available, the fair value of borrowings (Level 2) was £8,336 million (2023: £6,509 million) and calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2024 was £46,141 million (2023: £42,353 million). There have been no new issuances since the year end.
Collateral is placed with or received from any derivative counterparty where we have entered into a credit support annex to the ISDA Master
Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £72 million (2023: £111 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 33. For further details of our bonds in issue, please refer to the debt investor section of our website. Unless included herein, the information on our website is unaudited.

Financial Statements

175	National Grid plc	Annual Report and Accounts 2023/24
21. Borrowings continued
Lease liabilities
Lease liabilities are initially measured at the present value of the lease payments expected over the lease term. The discount rate applied is the rate implicit in the lease or, if that is not available, the incremental rate of borrowing for a similar term and similar security. The lease term takes account of exercising any extension options that are at our option if we are reasonably certain to exercise the option as well as any lease termination options, unless we are reasonably certain not to exercise the option. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method.

	2024	2023
	£m	£m
Gross lease liabilities are repayable as follows:
Less than 1 year	133	118
1 to 5 years	370	318
More than 5 years	507	480
	1,010	916
Less: finance charges allocated to future periods	(231)	(202)
	779	714
The present value of lease liabilities are as follows:
Less than 1 year	114	96
1 to 5 years	300	269
More than 5 years	365	349
	779	714
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

	2024	2023
	£m	£m
Trade payables	2,786	3,249
Deferred payables	327	404
Customer contributions[1]	34	171
Social security and other taxes	—	240
Contingent consideration	—	19
Other payables²	929	985
	4,076	5,068
1.Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
2.Included within other payables are payments due in respect of interconnector excess revenues in accordance with the cap and floor regime constructed by Ofgem (see note 3).
Due to their short maturities, the fair value of trade and other payables approximates their carrying value.

Notes to the consolidated financial statements continued

176	National Grid plc	Annual Report and Accounts 2023/24
23. Contract liabilities

Contract liabilities primarily relate to the advance consideration received from customers for construction contracts, mainly in relation to connections, for which revenue is recognised over the life of the asset.

	2024	2023
	£m	£m
Current	127	252
Non-current	2,119	1,754
	2,246	2,006
Significant changes in the contract liabilities balances during the period are as follows:

	2024	2023
	£m	£m
As at 1 April	2,006	1,472
Exchange adjustments	(27)	54
Revenue recognised that was included in the contract liability balance at the beginning of the period	(252)	(292)
Increases due to cash received, excluding amounts recognised as revenue during the period	519	772
At 31 March	2,246	2,006
24. Other non-current liabilities

Other non-current liabilities include deferred income and customer contributions which will not be recognised as income until after 31 March
2025. It also includes contingent consideration and other payables that are not due until after that date.

Other non-current liabilities are initially recognised at fair value and subsequently measured at amortised cost.

	2024	2023
	£m	£m
Deferred income	11	84
Customer contributions[1]	411	421
Other payables²	458	416
	880	921
1.Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
2.Included within other payables are payments due in respect of the IFA1 interconnector in accordance with the Use of Revenue regime constructed by Ofgem.
There is no material difference between the fair value and the carrying value of other payables.

Financial Statements

177	National Grid plc	Annual Report and Accounts 2023/24
25. Pensions and other post-retirement benefits

All of our employees are eligible to participate in a pension plan. We have defined contribution (DC) and defined benefit (DB) pension plans in the UK and the US. In the US, we also provide healthcare and life insurance benefits to eligible employees, post-retirement. The fair value of associated plan assets and present value of DB obligations are updated annually in accordance with IAS 19 ‘Employee Benefits’. We separately present our UK and US pension plans to show the geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements and the actuarial assumptions used to value the DB obligations.

UK pension plans
Defined contribution plan
UK employees are eligible to join the National Grid UK Retirement Plan (NGUKRP), a section of a Master Trust arrangement managed by Legal &
General. During the year, ongoing DC pension provision for NGED employees was transferred from the Western Power Pension Scheme (WPPS)
to the NGUKRP to align benefit provision across the UK. National Grid pays contributions into the NGUKRP to provide DC benefits on behalf of its employees, generally providing a double match of member contributions up to a maximum Company contribution of 12% of salary.
Investment risks are borne by the member and there is no legal or constructive obligation on National Grid to pay additional contributions in the instance that investment performance is poor. Payments to these DC plans are charged as an expense as they fall due.
Defined benefit plans
National Grid operates various DB pension arrangements in the UK. These include Section A of the National Grid UK Pension Scheme (Section A
of NGUKPS), three sections of the industry-wide Electricity Supply Pension Scheme (ESPS), a legacy scheme (WPUPS), a DB section within WPPS and some unfunded pension obligations. Each of these plans holds assets in separate Trustee administered funds. The arrangements are managed by Trustee companies with boards consisting of company and member appointed Directors. These plans are all closed to new members, except for the ESPS schemes in very rare circumstances.
The ESO is expected to transfer out of the Group, with business separation expected to take place in the summer of 2024. As a result, the ESO’s share of pension assets and liabilities has been reallocated as held for sale (see note 10).
The arrangements are subject to independent actuarial funding valuations carried out by the Trustees every three years. Following consultation and agreement with the Company, the qualified actuary certifies the employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable. The latest full actuarial valuations for each of the DB plans were carried out at 31 March 2022, with three of the plans showing a funding shortfall at the valuation date. These shortfalls were funded via recovery plan payments from the Company totalling approximately £100 million, with £12 million of those still due to be paid as at
31 March 2024. The Company also funds the cost of future benefit accrual (over and above member contributions) for each of the DB plans, with the aggregate level of ongoing contributions (excluding recovery plan payments) over the year to 31 March 2024 totalling £95 million (2023: £74 million).
For some of the DB plans, the Company also pays contributions in respect of the costs of plan administration and the Pension Protection Fund
(PPF) levies.
The Company has also established security arrangements with some of the DB plans. This includes contingent security provided to National Grid
Electricity Group (NGEG) of ESPS in the form of surety bonds, letters of credit or cash payments which are implemented if certain trigger events occur in respect of National Grid Electricity Transmission plc. The security, which is currently capped at £180 million, would then become payable to NGEG on certain company-related events, such as loss of licence or insolvency. In respect of Section A of NGUKPS, there is a guarantee in place which is enforceable on insolvency or on failure to pay pension obligations to Section A and can be claimed against National Grid plc, National Grid
Holdings One plc or Lattice Group Limited.
US pension plans
The US pension plans are governed by the Retirement Plan Committee (RPC), a fiduciary committee. The RPC is structured in accordance with US laws governing retirement plans under the Employee Retirement Income Security Act (ERISA) and comprises appointed employees of the Company.
Defined contribution plan
National Grid has a DC pension plan which allows employee as well as Company contributions. Non-union employees hired after 1 January 2011, as well as most new hire union employees, receive a core contribution into the DC plan ranging from 3% to 9% of salary, irrespective of the employee’s contribution into the plan. Most employees also receive a matching contribution that varies between 25% and 50% of employee contributions up to a maximum Company contribution of 8%. The assets of the plans are held in trusts and administered by the RPC.

Notes to the consolidated financial statements continued

178	National Grid plc	Annual Report and Accounts 2023/24
25. Pensions and other post-retirement benefits continued
US pension plans continued
Defined benefit plans
National Grid sponsors four non-contributory qualified DB pension plans, which provide vested non-union employees hired before 1 January 2011, and vested eligible union employees, with retirement benefits within prescribed limits as defined by the US Internal Revenue Service. National Grid also provides non-qualified DB pension arrangements for a closed group of current and former employees with designated company investments set aside to fund these obligations. Benefits under the DB plans generally reflect age, years of service and compensation, and are paid in the form of an annuity or lump sum. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax-deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. For the current financial year, these contributions amounted to approximately £26 million (2023: £76 million).
In both the current and prior year, some of our US DB pension plans undertook annuity buyout transactions in which a portion of existing retiree pension payments were transferred to a reputable insurance company in exchange for single bulk premium payments. As a result, all associated financial, governance and administrative responsibilities for those payments were transferred to the selected insurer.
US other post-retirement benefits
National Grid provides post-retirement healthcare and life insurance benefits to eligible employees. Eligibility is based on certain age and length of service requirements and, in most cases, retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre-fund post-retirement healthcare and life insurance plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year. For the current financial year, these contributions amounted to £21 million (2023: £11 million).
In the prior year, several post-retirement benefit plans were consolidated in an effort to simplify the plan and trust structure. This consolidation did not impact the benefits or plan obligations.
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
Advice is taken from independent actuaries relating to the appropriateness of the key assumptions applied, including life expectancy, expected salary and pension increases, and inflation. Comparatively small changes in the assumptions used may have a significant effect on the amounts recognised in the consolidated income statement, the consolidated statement of other comprehensive income and the net asset or liability recognised in the consolidated statement of financial position. The sensitivities to significant risks are disclosed in note 35. Remeasurements of pension assets and post-retirement benefit obligations are recognised in full in the period in which they occur in the consolidated statement of other comprehensive income.
The Company has applied the following financial assumptions in assessing DB liabilities:

	UK pensions			US pensions			US other post-retirement benefits
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	%	%	%	%	%	%	%	%	%
Discount rate – past service	4.87	4.80	2.78	5.15	4.85	3.65	5.15	4.85	3.65
Discount rate – future service	4.92	4.80	2.85	5.15	4.85	3.65	5.15	4.85	3.65
Rate of increase in RPI – past service	3.05	3.17	3.60	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in RPI – future service	2.92	3.07	3.33	n/a	n/a	n/a	n/a	n/a	n/a
Salary increases	3.10	3.11	3.47	4.50	4.50	4.60	4.50	4.50	4.60
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	7.10	6.80	6.80
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	4.50	4.50	4.50
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
Discount rates for US pension liabilities have been determined by reference to appropriate yields on high-quality US corporate bonds at the reporting date based on the duration of plan liabilities. The healthcare cost trend rate is expected to reach the ultimate trend rate by 2033 (2023: 2031).

Financial Statements

179	National Grid plc	Annual Report and Accounts 2023/24
25. Pensions and other post-retirement benefits continued
Actuarial assumptions continued
The table below sets out the projected life expectancies adopted for the UK and US pension arrangements:

	UK pensions			US pensions
	2024	2023	2022	2024	2023	2022
	years	years	years	years	years	years
Assumed life expectations for a retiree age 65
Males	21.5	21.9	22.0	21.6	21.6	21.4
Females	23.5	23.7	23.8	23.9	23.8	23.6
In 20 years:
Males	22.6	23.0	23.2	23.3	23.2	23.1
Females	24.9	25.1	25.2	25.5	25.4	25.3
The weighted average duration of the DB obligation for each category of plan is 11 years for UK pension plans, 11 years for US pension plans and
12 years for US other post-retirement benefit plans. The table below summarises the split of DB obligations by status for each category of plan:

	UK pensions		US pensions		US other post-retirement benefits
	2024	2023	2024	2023	2024	2023
	%	%	%	%	%	%
Active members	14	14	37	37	29	33
Deferred members	8	9	10	9	—	—
Pensioner members	78	77	53	54	71	67
Amounts recognised in the consolidated statement of financial position

	2024	2023
	£m	£m
Present value of funded obligations	(17,601)	(18,934)
Fair value of plan assets	19,733	21,246
	2,132	2,312
Present value of unfunded obligations	(266)	(292)
Other post-employment liabilities	(52)	(69)
Net defined benefit asset	1,814	1,951
Represented by:
Liabilities	(593)	(694)
Assets	2,407	2,645
	1,814	1,951
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions		US pensions		US other post-retirement benefits		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Present value of funded obligations	(10,465)	(10,906)	(4,702)	(5,502)	(2,434)	(2,526)	(17,601)	(18,934)
Fair value of plan assets	11,782	12,578	5,320	6,060	2,631	2,608	19,733	21,246
	1,317	1,672	618	558	197	82	2,132	2,312
Present value of unfunded obligations	(56)	(58)	(210)	(234)	—	—	(266)	(292)
Other post-employment liabilities	—	—	—	—	(52)	(69)	(52)	(69)
Net defined benefit asset	1,261	1,614	408	324	145	13	1,814	1,951
Represented by:
Liabilities	(56)	(58)	(210)	(234)	(327)	(402)	(593)	(694)
Assets	1,317	1,672	618	558	472	415	2,407	2,645
	1,261	1,614	408	324	145	13	1,814	1,951
The recognition of the pension assets in the UK and in the US reflects legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. In the UK, the Group has an unconditional right to a refund in the event of a winding up. In the US, surplus assets of a plan may be used to pay for future benefits expected to be earned under that plan.

Notes to the consolidated financial statements continued

180	National Grid plc	Annual Report and Accounts 2023/24
25. Pensions and other post-retirement benefits continued
Amounts recognised in the income statement and statement of other comprehensive income
The expense or income arising from all Group retirement benefit arrangements recognised in the Group income statements is shown below:

	2024	2023	2022
	£m	£m	£m
Included within operating costs
Administration costs	22	19	20
Included within payroll costs
Defined benefit plan costs:
Current service cost	143	194	223
Past service cost – augmentations and redundancies	9	8	11
Gains on settlement	(30)	(45)	—
	122	157	234
Included within finance income and costs
Net interest income	(100)	(85)	(2)
Total included in income statement[1]	44	91	252
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	(218)	(1,364)	2,481
Exchange adjustments	(6)	41	7
Total included in the statement of other comprehensive income²	(224)	(1,323)	2,488
1.Amounts shown in the table above include operating costs of £nil (2023: £nil; 2022: £4 million); payroll costs of £nil (2023: £nil; 2022: £10 million); and net interest income of £nil
(2023: £nil; 2022: £2 million) presented within profit from discontinued operations. These amounts all relate to UK pensions.
2.Amounts shown in the table above include remeasurements of pension assets and post-retirement benefit obligations of £nil (2023: £nil; 2022: £309 million gain) presented within discontinued operations. These amounts all relate to UK pensions.
The geographical split of pensions and other post-retirement benefits is shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Included within operating costs
Administration costs	13	9	11	7	8	7	2	2	2
Included within payroll costs
Defined benefit plan costs:
Current service cost	45	69	83	72	88	101	26	37	39
Past service cost – augmentations and redundancies	9	8	11	—	—	—	—	—	—
Gains on settlement	—	—	—	(30)	(45)	—	—	—	—
	54	77	94	42	43	101	26	37	39
Included within finance income and costs
Net interest (income)/cost	(84)	(64)	(7)	(13)	(21)	—	(3)	—	5
Total included in income statement	(17)	22	98	36	30	108	25	39	46
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	(474)	(1,183)	1,577	99	(242)	532	157	61	372
Exchange adjustments	—	—	—	(5)	36	11	(1)	5	(4)
Total included in the statement of other comprehensive income	(474)	(1,183)	1,577	94	(206)	543	156	66	368

Financial Statements

181	National Grid plc	Annual Report and Accounts 2023/24
25. Pensions and other post-retirement benefits continued
Reconciliation of the net defined benefit asset

	UK pensions		US pensions		US other post-retirement benefits		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Opening net defined benefit asset	1,614	2,590	324	484	13	1	1,951	3,075
Income/(cost) recognised in the income statement (including discontinued operations)	17	(22)	(36)	(30)	(25)	(39)	(44)	(91)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	(474)	(1,183)	94	(206)	156	66	(224)	(1,323)
Employer contributions	118	197	26	76	21	11	165	284
Other movements	3	2	—	—	(20)	(26)	(17)	(24)
Reclassification to held for sale (note 10)	(17)	30	—	—	—	—	(17)	30
Closing net defined benefit asset	1,261	1,614	408	324	145	13	1,814	1,951
Changes in the present value of defined benefit obligations (including unfunded obligations)
The table below shows the movement in defined benefit obligations across our DB plans over the year.

	UK pensions		US pensions		US other post-retirement benefits		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	(10,964)	(14,275)	(5,736)	(6,779)	(2,526)	(2,813)	(19,226)	(23,867)
Current service cost	(45)	(69)	(72)	(88)	(26)	(37)	(143)	(194)
Interest cost	(536)	(334)	(258)	(252)	(117)	(111)	(911)	(697)
Actuarial (losses)/gains – experience	(2)	(235)	(34)	(17)	73	48	37	(204)
Actuarial gains/(losses) – demographic assumptions	98	135	12	5	(4)	10	106	150
Actuarial gains/(losses) – financial assumptions	165	3,167	190	818	(7)	443	348	4,428
Past service cost – augmentations and redundancies	(9)	(8)	—	—	—	—	(9)	(8)
Liabilities extinguished on settlements	—	—	543	616	—	—	543	616
Medicare subsidy received	—	—	—	—	(26)	(28)	(26)	(28)
Employee contributions	(10)	(10)	—	—	—	—	(10)	(10)
Benefits paid	710	711	312	426	152	153	1,174	1,290
Exchange adjustments	—	—	131	(465)	58	(191)	189	(656)
Reclassification from other post-employment liabilities	—	—	—	—	(11)	—	(11)	—
Reclassification to held for sale (note 10)	72	(46)	—	—	—	—	72	(46)
Closing defined benefit obligations	(10,521)	(10,964)	(4,912)	(5,736)	(2,434)	(2,526)	(17,867)	(19,226)
Changes in the value of plan assets
The table below shows the movement in pension assets across our DB plans over the year.

	UK pensions		US pensions		US other post-retirement benefits		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	12,578	16,865	6,060	7,263	2,608	2,885	21,246	27,013
Interest income	620	398	271	273	120	111	1,011	782
Return on plan assets (less than)/in excess of interest	(735)	(4,250)	(69)	(1,048)	95	(440)	(709)	(5,738)
Administration costs	(13)	(9)	(7)	(8)	(2)	(2)	(22)	(19)
Assets distributed on settlements	—	—	(513)	(571)	—	—	(513)	(571)
Employer contributions	118	197	26	76	21	11	165	284
Employee contributions	10	10	—	—	—	—	10	10
Benefits paid	(707)	(709)	(312)	(426)	(152)	(153)	(1,171)	(1,288)
Exchange adjustments	—	—	(136)	501	(59)	196	(195)	697
Reclassification to held for sale (note 10)	(89)	76	—	—	—	—	(89)	76
Closing fair value of plan assets	11,782	12,578	5,320	6,060	2,631	2,608	19,733	21,246
Actual return on plan assets	(115)	(3,852)	202	(775)	215	(329)	302	(4,956)
Expected contributions to plans in the following year	108	99	28	36	15	14	151	149

Notes to the consolidated financial statements continued

182	National Grid plc	Annual Report and Accounts 2023/24
25. Pensions and other post-retirement benefits continued
Asset allocations
The allocation of assets by asset class is set out below. Within these asset allocations there is significant diversification across regions, asset managers, currencies and bond categories.
UK pensions

	2024			2023¹			2022¹
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	576	153	729	475	179	654	1,458	324	1,782
Corporate bonds	1,910	—	1,910	1,892	—	1,892	2,741	—	2,741
Government securities and liability- driven investments	—	5,259	5,259[2]	762	4,906	5,668[2,3]	786	5,768	6,554[2,3]
Property	—	679[4]	679	23	860[4]	883	122	1,002[4]	1,124
Diversified alternatives	669	572	1,241	708	680	1,388	1,334	582	1,916
Buy-in/bulk annuity policies	—	2,060	2,060	—	2,126	2,126[5]	78	2,706	2,784[5]
Longevity swap	—	(94)	(94)	—	(88)	(88)	—	(80)	(80)
Cash and cash equivalents	3	—	3	8	—	8	38	—	38
Other (including net current assets and liabilities)	—	(5)	(5)	59	(12)	47	16	(10)	6
	3,158	8,624	11,782[6]	3,927	8,651	12,578[6]	6,573	10,292	16,865[6]
1.Comparative amounts have been represented to reflect the reclassification of assets associated with liability driven investment strategies as unquoted following an internal asset categorisation review.
2.Included within government securities and liability-driven investments above is £2.7 billion (2023: £3.4 billion; 2022: £6.1 billion) of repurchase agreements. These are used to increase the market exposure of the liability-matching portfolios.
3.This asset class has been redefined to include liability driven investments totalling £4,906 million (2022: £5,857 million). These were previously allocated in other asset classes, primarily buy-in/bulk annuity policies.
4.Includes £288 million (2023: £304 million; 2022: £283 million) of investments in forestry funds.
5.This asset class has been redefined to only include the value of buy-in/bulk annuities and therefore has been restated to exclude the value of liability-driven investments.
6.The fair value of plan assets includes employer-related investment exposure of £44 million (2023: £23 million; 2022: £32 million).
US pensions

	2024			2023¹			2022¹
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	99	1,224	1,323	154	1,346	1,500	272	1,904	2,176
Corporate bonds	1,987	403	2,390	2,147	528	2,675	2,311	697	3,008
Government securities	360	444	804	410	514	924	335	715	1,050
Property	—	237	237	—	299	299	—	295	295
Diversified alternatives	54	502	556	85	550	635	142	546	688
Cash and cash equivalents	9	—	9	16	—	16	31	—	31
Other (including net current assets and liabilities)	1	—	1	7	4	11	12	3	15
	2,510	2,810	5,320	2,819	3,241	6,060	3,103	4,160	7,263
1.Comparative amounts have been represented to reflect the reclassification of infrastructure assets following an internal asset categorisation review.
US other post-retirement benefits

	2024			2023			2022
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	37	524	561	74	510	584	185	1,013	1,198
Corporate bonds	1,351	46	1,397	1,332	2	1,334	723	2	725
Government securities	410	1	411	431	2	433	511	2	513
Diversified alternatives	92	9	101	100	9	109	144	120	264
Other[1]	—	161	161	1	147	148	—	185	185
	1,890	741	2,631	1,938	670	2,608	1,563	1,322	2,885
1.Other primarily comprises insurance contracts.
Main defined benefit risks
National Grid underwrites the financial and demographic risks associated with the Group’s DB plans. Although the governing bodies have sole responsibility for setting investment strategies and managing risks, National Grid closely works with and supports the governing bodies of each plan, to assist them in mitigating the risks associated with their plans and to ensure that the plans are funded to meet their obligations.

Financial Statements

183	National Grid plc	Annual Report and Accounts 2023/24
25. Pensions and other post-retirement benefits continued
Main defined benefit risks continued
The most significant risks associated with the DB plans are as follows:

Main risks	Description and mitigation
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

Changes in bond yields
Liabilities will fluctuate as yields change. Volatility of the net balance sheet asset or liability is controlled through liability-
matching strategies. The investment strategies allow for the use of synthetic as well as physical assets to be used to hedge interest rate risk.

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

Liquidity risk
The pension plans hold sufficient cash to meet benefit requirements, with other investments being held in liquid or realisable assets to meet unexpected cash flow requirements. These could include collateral calls relating to the plans’ liability-
matching assets which could result from extreme market movements. Should the plans not have sufficient liquidity to meet cash flow requirements, they could be forced to take sub-optimal investment decisions such as selling assets at a reduced price. The plans do not borrow money, or act as guarantor, to provide liquidity to other parties (unless it is temporary).

Currency risk
Fluctuations in the value of foreign denominated assets due to exposure to currency exchange rates are managed through currency hedging overlay and currency hedging carried out by some of the investment managers.

In June 2023, the UK High Court issued a ruling in the case of Virgin Media Limited versus NTL Pension Trustees II Limited and others relating to the validity of certain historical pension changes. This case may have implications for other defined benefit schemes in the UK, although it is subject to possible appeal in 2024. The Group has performed an initial review of past significant changes made to its pension arrangements. Based on this initial review, there is no financial impact from the ruling of the case, although the Group will monitor the impact of future developments.
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
The approximate investment allocations for our plans at 31 March 2024 are as follows:

	UK pensions	US pensions	US other post- retirement benefits
	%	%	%
Return-seeking assets	22	40	31
Liability-matching assets	78	60	69
The governing bodies generally delegate responsibility for the selection of specific bonds, securities and other investments to appointed investment managers, who are selected based on the required skills, expertise in those markets, process and financial security to manage the investments.
Their performance is regularly reviewed against measurable objectives, consistent with each pension plan’s long-term objectives and accepted risk levels.
In the UK, each of our pension plans has Responsible Investment (RI) Policies, which consider ESG factors and generally incorporate the six
UN‑backed Principles for Responsible Investment (UNPRI). While each Trustee board understands its fiduciary responsibility to maximise return on investments based on an appropriate level of risk, they each also recognise that ESG factors can be material to financial outcomes and can have a potential impact on the quality and sustainability of long-term investment returns. The principal defined contribution arrangement in the UK embeds
ESG factors in the investment options offered to members. As well as offering a range of self‑select ethical funds, it directly incorporates its Climate
Impact Pledge into the default investment option, which acts to align the fund to a carbon net zero future.
Whilst in the US there is no regulatory requirement to have ESG-specific principles embedded in investment policies, our investment managers often utilise ESG principles to inform their decision-making process.

Notes to the consolidated financial statements continued

184	National Grid plc	Annual Report and Accounts 2023/24
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

	Environmental £m	Decommissioning £m	Other £m	Total provisions £m
At 1 April 2022	1,877	258	404	2,539
Exchange adjustments	114	5	12	131
Additions	142	91	222	455
Unused amounts reversed	(38)	(10)	(14)	(62)
Adjustment for change in discount rate¹	(176)	(48)	—	(224)
Unwinding of discount	72	10	6	88
Utilised	(100)	(9)	(176)	(285)
At 31 March 2023	1,891	297	454	2,642
Exchange adjustments	(37)	(2)	(8)	(47)
Additions²	600	34	138	772
Unused amounts reversed	(18)	(7)	(100)	(125)
Adjustment for change in discount rate	4	29	—	33
Unwinding of discount	85	11	6	102
Utilised	(107)	(9)	(149)	(265)
Reclassification to held for sale (note 10)	—	—	(3)	(3)
At 31 March 2024	2,418	353	338	3,109

	2024	2023
	£m	£m
Current	298	288
Non-current	2,811	2,354
	3,109	2,642
1.In the prior year, environmental provisions in the US and the UK decreased by £176 million as a result of the change in the real discount rate from 0.5% to 1.5%. The impact of the change in discount rate to the decommissioning provisions was recognised against the carrying amount of property, plant and equipment (see note 13).
2.Included within additions is a £496 million increase in provision related to changes in the scope of work required on the Group’s clean-up operations on the Gowanus Canal and nearby legacy MGP sites in Brooklyn, New York. These arose from remediation design changes as communicated in the year by US environmental agencies.

Financial Statements

185	National Grid plc	Annual Report and Accounts 2023/24
26. Provisions continued
Environmental provisions
We recognise environmental provisions for the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2024			2023
	Discounted £m	Real undiscounted £m	Real discount rate	Discounted £m	Real undiscounted £m	Real discount rate
UK sites	108	118	1.0%	123	138	1.5%
US sites	2,310	2,579	1.5%	1,768	2,006	1.5%
	2,418	2,697		1,891	2,144
Remediation expenditure in the US is expected to be incurred until 2071, of which the majority relates to three Superfund sites (being sites where hazardous substances are present as a result of the historical operations of manufacturing gas plants previously owned or operated by the Group or its predecessor companies in Brooklyn, New York). The weighted average duration of the forecasted cash flows is 10 years. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers.
Remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred until 2070.
The real undiscounted amount is management’s best estimate of the actual cash flows that will be required. The provisions are calculated based on these cash flows discounted at the appropriate real discount rate for the jurisdiction, which is determined using the relevant government bond yield curve and the weighted average life of the provisions.
Numerous estimation uncertainties affect the calculation of these provisions, including the impact of and possibility of changes to regulatory requirements, the accuracy of site surveys, unexpected contaminants, the scope of remediation work, transportation costs, the impact of alternative technologies, the expected timing, cost and duration of cash flows, and changes in the real discount rate. These provisions incorporate our best estimate of the financial effect of these uncertainties, but future changes in any of the assumptions could materially impact the calculation of the provision.
Changes in the provision arising from revised estimates, discount rates or changes in the expected timing of expenditure are recognised in the income statement. A sensitivity of the impact of changes to the US environmental provision real discount rate and changes in estimated future cash flows is shown in note 35. The facts and circumstances relating to particular cases are evaluated regularly in determining whether an environmental provision should be revised (see note 30).
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
An initial estimate of decommissioning costs attributable to property, plant and equipment is recorded as part of the cost of the related property, plant and equipment. Changes in the provision arising from revised estimates, discount rates or changes in the expected timing of expenditure that relates to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives. Expenditure is expected to be incurred until 2108.
Other provisions
Included within other provisions at 31 March 2024 are the following amounts:
•£170 million (2023: £182 million) of estimated liabilities in respect of past events insured by subsidiary undertakings and policy excesses incurred by operating companies. Estimates are based on experience from previous years. We expect that cash flows will be incurred until 2040; and
•£76 million (2023: £108 million) of estimated liabilities in respect of interconnector excess revenues which will be repayable in future reporting periods in accordance with the cap and floor regime agreed with Ofgem (see note 3). These estimates are based on the respective interconnectors’ performance against their cumulative caps and cash outflows will be required to settle these liabilities by the financial year ending 31 March 2028.

Notes to the consolidated financial statements continued

186	National Grid plc	Annual Report and Accounts 2023/24
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

	Allotted, called-up and fully paid
	Shares million	Nominal value £m
At 1 April 2022	3,904	485
Issued during the year in lieu of dividends[1]	26	3
At 31 March 2023	3,930	488
Issued during the year in lieu of dividends[1]	37	5
At 31 March 2024	3,967	493
1.The issue of shares under the scrip dividend programme is considered to be a bonus issue under the terms of the Companies Act 2006, and the nominal value of the shares is charged to the share premium account.
The share capital of the Company consists of ordinary shares of 12 204⁄473 pence nominal value each including ADSs. The ordinary shares and ADSs
(each of which represents five ordinary shares) allow holders to receive dividends and vote at general meetings of the Company. The Company holds treasury shares but may not exercise any rights over these shares, including the entitlement to vote or receive dividends. There are no restrictions on the transfer or sale of ordinary shares.
In line with the provisions of the Companies Act 2006, the Company has amended its Articles of Association and ceased to have authorised share capital.
The Company conducts a share forfeiture programme following the completion of a tracing and notification exercise to any shareholders who have not had contact with the Company over the past 12 years, in accordance with the provisions set out in the Company’s Articles of Association.
Under the share forfeiture programme, the shares and dividends associated with shares of untraced members have been forfeited, with the resulting proceeds transferred to the Company to use in line with the Company’s strategy in relation to corporate responsibility. During the financial year, the Company received £2 million (2023: £5 million) of proceeds from the sale of untraced shares and derecognised £5 million (2023: £5 million)
of liabilities related to unclaimed dividends, which are reflected in share premium and the income statement respectively.
Treasury shares
At 31 March 2024, the Company held 247 million (2023: 254 million) of its own shares. The market value of these shares as at 31 March 2024 was £2,637 million (2023: £2,783 million).
For the benefit of employees and in connection with the operation of the Company’s various share plans, the Company made the following transactions in respect of its own shares during the year ended 31 March 2024:
i.National Grid settles share awards under its Long-Term Incentive Plan and the Save As You Earn scheme, by the transfer of treasury shares to its employee share trusts. During the year, 4 million (2023: 3 million) treasury shares were gifted to National Grid Employee Share Trusts and 3 million
(2023: 2 million) treasury shares were reissued in relation to employee share schemes, in total representing 0.2% (2023: 0.1%) of the ordinary shares in issue as at 31 March 2024. The nominal value of these shares was £1 million (2023: £1 million) and the total proceeds received were
£21 million (2023: £16 million).
ii.During the year, the Company made payments totalling £6 million (2023: £4 million) to National Grid Employee Share Trusts to enable the
Trustees to make purchases of National Grid plc shares to settle share awards in relation to all employee share plans and discretionary reward plans. The cost of such purchases is deducted from retained earnings in the period that the transaction occurs.
The maximum number of ordinary shares held in Treasury during the year was 254 million (2023: 259 million), representing 6.4% (2023: 6.6%)
of the ordinary shares in issue as at 31 March 2024 and having a nominal value of £32 million (2023: £32 million).

Financial Statements

187	National Grid plc	Annual Report and Accounts 2023/24
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

	Translation £m	Cash flow hedge £m	Cost of hedging £m	FVOCI equity £m	FVOCI debt £m	Own credit £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2021	(35)	(48)	(28)	51	111	1	19	(5,165)	(5,094)
Exchange adjustments[1]	629	—	—	—	—	—	—	—	629
Net losses taken to equity[2]	—	(96)	(2)	(70)	(11)	(1)	—	—	(180)
Share of net gains of associates taken to equity	—	1	—	—	—	—	—	—	1
Transferred to profit or loss	—	40	(1)	—	—	—	—	—	39
Net losses in respect of cash flow hedging of capital expenditure	—	(1)	—	—	—	—	—	—	(1)
Tax	—	11	2	19	3	—	—	—	35
Cash flow hedges transferred to the statement of financial position, net of tax	—	8	—	—	—	—	—	—	8
At 1 April 2022	594	(85)	(29)	—	103	—	19	(5,165)	(4,563)
Exchange adjustments[1]	882	—	—	—	—	—	—	—	882
Exchange differences reclassified to the consolidated income statement on disposal	(170)	—	—	—	—	—	—	—	(170)
Net gains/(losses) taken to equity	—	142	(12)	—	(25)	—	—	—	105
Share of net gains of associates taken to equity	—	1	—	—	—	—	—	—	1
Transferred to profit or loss	—	(136)	—	—	—	—	—	—	(136)
Net gains in respect of cash flow hedging of capital expenditure	—	10	—	—	—	—	—	—	10
Tax	—	2	3	—	1	—	—	—	6
Cash flow hedges transferred to the statement of financial position, net of tax	—	5	—	—	—	—	—	—	5
At 1 April 2023	1,306	(61)	(38)	—	79	—	19	(5,165)	(3,860)
Exchange adjustments¹	(335)	—	—	—	—	—	—	—	(335)
Net gains/(losses) taken to equity	—	16	37	—	34	—	—	—	87
Transferred to profit or loss	—	224	(11)	—	—	—	—	—	213
Net losses in respect of cash flow hedging of capital expenditure	—	(37)	—	—	—	—	—	—	(37)
Tax	—	(50)	(6)	—	(4)	—	—	—	(60)
Cash flow hedges transferred to the statement of financial position, net of tax	—	2	—	—	—	—	—	—	2
At 31 March 2024	971	94	(18)	—	109	—	19	(5,165)	(3,990)
1.The exchange adjustments recorded in the translation reserve comprise a loss of £397 million (2023: gain of £1,080 million; 2022: gain of £754 million) relating to the translation of foreign operations, offset by a gain of £62 million (2023: loss of £198 million; 2022: loss of £125 million) relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the net investment in non-sterling denominated subsidiaries.
2.In the year ended 31 March 2022, the Group disposed of its equity instruments related to shares held as part of a portfolio of financial instruments which back some long‑term employee liabilities. The equity instruments were previously measured at FVOCI and, prior to the disposal, the Group recognised a gain of £12 million. The accumulated gain of £82 million recognised in other comprehensive income in the year ended 31 March 2022 was transferred to retained earnings on disposal.

Notes to the consolidated financial statements continued

188	National Grid plc	Annual Report and Accounts 2023/24
29. Net debt

We define net debt as the amount of borrowings and financing derivatives less cash and current financial investments.
(a) Composition of net debt
Net debt is comprised as follows:

	2024	2023	2022
	£m	£m	£m
Cash and cash equivalents (see note 20)	559	163	204
Current financial investments (see note 15)	3,699	2,605	3,145
Borrowings (see note 21)	(47,072)	(42,985)	(45,465)
Financing derivatives[1] (see note 17)	(793)	(756)	(693)
	(43,607)	(40,973)	(42,809)
1.The financing derivatives balance included in net debt excludes the commodity derivatives (see note 17).
(b) Analysis of changes in net debt

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents £m	Financial investments £m	Other financing derivatives £m	Total[1] £m
At 1 April 2023		(42,985)	(793)	(43,778)	163	2,605	37	(40,973)
Net increase in cash and cash equivalents		—	—	—	427	—	—	427
Included within financing cash flows:
Proceeds received from loans		(5,563)	—	(5,563)	—	—	—	(5,563)
Repayment of loans		1,701	—	1,701	—	—	—	1,701
Payments of lease liabilities		118	—	118	—	—	—	118
Net movements in short-term borrowings		(544)	—	(544)	—	—	—	(544)
Cash inflows on derivatives		—	(86)	(86)	—	—	—	(86)
Cash outflows on derivatives		—	58	58	—	—	—	58
Interest paid		1,330	297	1,627	—	—	—	1,627
Non-net debt financing cash flows		(18)	—	(18)	—	—	—	(18)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	1,141	—	1,141
Cash inflows on derivatives		—	—	—	—	—	(123)	(123)
Cash outflows on derivatives		—	—	—	—	—	—	—
Derivative cash flows included in capital expenditure		—	—	—	—	—	5	5
Interest received		—	—	—	—	(148)	—	(148)
Derivative cash flows included in revenue		—	—	—	—	—	(11)	(11)
Fair value gains and losses		(69)	40	(29)	—	4	60	35
Foreign exchange movements		718	—	718	(1)	(49)	—	668
Interest (charges)/income	6	(1,564)	(284)	(1,848)	—	152	7	(1,689)
Other non-cash movements		(209)	4	(205)	—	—	(4)	(209)
Reclassification to held for sale[2]	10	13	—	13	(30)	(6)	—	(23)
At 31 March 2024		(47,072)	(764)	(47,836)	559	3,699	(29)	(43,607)
Balances at 31 March 2024 comprise:
Non-current assets		—	310	310	—	—	5	315
Current assets		—	1	1	559	3,699	17	4,276
Current liabilities		(4,859)	(231)	(5,090)	—	—	(18)	(5,108)
Non-current liabilities		(42,213)	(844)	(43,057)	—	—	(33)	(43,090)
		(47,072)	(764)	(47,836)	559	3,699	(29)	(43,607)
1.Includes accrued interest of £490 million.
2.Reclassification to held for sale represents the closing net debt position of the ESO (see note 10).

Financial Statements

189	National Grid plc	Annual Report and Accounts 2023/24
29. Net debt continued

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents[1] £m	Financial investments £m	Other financing derivatives £m	Total² £m
At 1 April 2022		(45,465)	(750)	(46,215)	204	3,145	57	(42,809)
Net decrease in cash and cash equivalents		—	—	—	(48)	—	—	(48)
Included within financing cash flows:
Proceeds received from loans		(11,908)	—	(11,908)	—	—	—	(11,908)
Repayment of loans		15,260	—	15,260	—	—	—	15,260
Payments of lease liabilities		155	—	155	—	—	—	155
Net movements in short-term borrowings		511	—	511	—	—	—	511
Cash inflows on derivatives		—	(190)	(190)	—	—	—	(190)
Cash outflows on derivatives		—	118	118	—	—	—	118
Interest paid		1,277	153	1,430	—	—		1,430
Non-net debt financing cash flows		(27)	—	(27)	—	—	—	(27)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	(586)	—	(586)
Cash outflows on derivatives		—	—	—	—	—	362	362
Derivative cash outflow in relation to capital expenditure		—	—	—	—	—	12	12
Interest received		—	—	—	—	(65)		(65)
Fair value gains and losses		367	46	413	—	(18)	(394)	1
Foreign exchange movements		(1,311)	—	(1,311)	7	61	—	(1,243)
Interest (charges)/income	6	(1,658)	(170)	(1,828)	—	73	—	(1,755)
Other non-cash movements		(283)	—	(283)	—	—	—	(283)
Reclassification to held for sale[3]		97	—	97	—	(5)	—	92
At 31 March 2023		(42,985)	(793)	(43,778)	163	2,605	37	(40,973)
1.Cash and cash equivalents at the start of year exclude the Group’s bank overdraft as at 1 April 2022 of £22 million.
2.Includes accrued interest of £401 million.
3.Reclassification to held for sale represented the disposal of NECO, which was not classified as a discontinued operation.

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents[1] £m	Financial investments £m	Other financing derivatives £m	Total² £m
At 1 April 2021		(31,220)	96	(31,124)	157	2,342	79	(28,546)
Net increase in cash and cash equivalents		—	—	—	9	—	—	9
Included within financing cash flows:
Proceeds received from loans		(12,347)	—	(12,347)	—	—	—	(12,347)
Repayment of loans		1,261	—	1,261	—	—	—	1,261
Payments of lease liabilities		117	—	117	—	—	—	117
Net movements in short-term borrowings		11	—	11	—	—	—	11
Cash inflows on derivatives		—	(20)	(20)	—	—	—	(20)
Cash outflows on derivatives		—	114	114	—	—	—	114
Interest paid		998	55	1,053	—	—	—	1,053
Non-net debt financing cash flows		(33)	—	(33)	—	—	—	(33)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	781	—	781
Cash inflows on derivatives		—	—	—	—	—	(17)	(17)
Cash outflows on derivatives		—	—	—	—	—	122	122
Derivative cash outflow in relation to capital expenditure		—	—	—	—	—	8	8
Interest received		—	—	—	—	(40)	—	(40)
Fair value gains and losses		286	(472)	(186)	—	(12)	(132)	(330)
Foreign exchange movements		(652)	—	(652)	5	53	—	(594)
Interest (charges)/income	6	(1,177)	(54)	(1,231)	—	54	(5)	(1,182)
Other non-cash movements		34	—	34	—	(15)	—	19
Acquisition of NGED		(8,286)	26	(8,260)	44	69	—	(8,147)
Reclassification to held for sale[3]		5,543	(495)	5,048	(11)	(87)	2	4,952
At 31 March 2022		(45,465)	(750)	(46,215)	204	3,145	57	(42,809)
1.Cash and cash equivalents at the end of year exclude the Group’s bank overdraft as at 31 March 2022 of £22 million.
2.Includes accrued interest of £351 million.
3.Reclassification to held for sale represented the opening net debt position of the UK Gas Transmission business.

Notes to the consolidated financial statements continued

190	National Grid plc	Annual Report and Accounts 2023/24
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
Contingent assets are disclosed where the Group concludes that an inflow of economic benefits is probable.

	2024	2023
	£m	£m
Future capital expenditure
Contracted for but not provided	3,329	3,035
Energy purchase commitments[1]
Less than 1 year	1,244	1,391
In 1 to 2 years	982	985
In 2 to 3 years	1,062	1,057
In 3 to 4 years	941	912
In 4 to 5 years	866	929
More than 5 years	9,080	13,920
	14,175	19,194
Guarantees
Guarantee of subleases for US properties (expire up to 2040)	67	219
Guarantees of certain obligations of Eastern Green Link Joint Operations (various expiry dates)	2,465	—
Guarantees of certain obligations of Grain LNG (expire up to 2025)	32	32
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)	271	281
Guarantees of certain obligations of St William Homes LLP (various expiry dates)	44	44
Guarantees of certain obligations of National Grid IFA 2 Limited (expected expiry 2024)	121	144
Guarantees of certain obligations of National Grid Viking Link Limited (expected expiry 2024)	243	1,185
Other guarantees and letters of credit (various expiry dates)	123	321
	3,366	2,226
1.Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (i.e. normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts (see note 32(f)). Details of commodity contract derivatives that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 17(b).
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
Such contingencies may exist for various sites, including manufacturing gas plants, power stations and water courses that were impacted by those activities. The ultimate costs of these clean-ups involve estimation uncertainty as work may be impacted by changing regulations and additional work may be required once sites have been fully surveyed. The estimated clean-up costs have been provided for in note 26 based upon management’s best estimate of the likely future cash flows. Whilst the amounts of future possible costs that are not provided for could be material to the Group’s results in the period when they are recognised, it is not possible to reliably estimate the amounts involved at this time. As environmental remediation costs are recoverable through the Group’s rate-setting processes, the Group does not expect these costs to have a material impact on its liquidity.

Financial Statements

191	National Grid plc	Annual Report and Accounts 2023/24
31. Related party transactions

Related parties include joint ventures, associates, investments and key management personnel.
The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms.

	2024	2023	2022
	£m	£m	£m
Sales: Goods and services supplied to a pension plan	—	—	3
Sales: Goods and services supplied to joint ventures[1]	221	100	284
Sales: Goods and services supplied to associates	1	1	—
Sales: Goods and services supplied to subsidiary of an associate[1]	70	6	—
Purchases: Goods and services received from joint ventures[2]	6	—	19
Purchases: Goods and services received from associates[2]	4	31	41
Purchases: Goods and services received from subsidiaries of an associate	1	—	—

Receivables from joint ventures[3]	80	58	43
Receivables from associates	—	—	1
Receivables from subsidiaries of an associate	8	8	—
Payables to joint ventures[4]	—	19	247
Payables to associates	1	1	4

Dividends received from joint ventures[5]	152	150	123
Dividends received from associates[6]	117	32	35
1.During the year, £126 million of sales were made to Emerald Energy Venture LLC (2023: £76 million; 2022: £74 million), £71 million (2023: £nil; 2022: £nil) of sales were made to Nemo
Link Limited and £70 million (2023: £nil) of sales were made to National Gas Transmission Plc after becoming a related party to the Group from 31 January 2023 following the sale of the
UK Gas Transmission business. In the year ended 31 March 2022, £202 million of property sites were sold to St William Homes LLP prior to the Group’s disposal.
2.During the prior year, the Group received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US, most notably
£22 million (2022: £38 million) of purchases were made from Millennium Pipeline Company LLC in the period up until disposal on 7 October 2022. In the year ended 31 March 2022, the Group purchased assets of £18 million from BritNed Development Limited.
3.Amounts receivable from joint ventures include £77 million (2023: £55 million; 2022: £33 million) from Emerald Energy Venture LLC.
4.Amounts payable to joint ventures in the year ended 31 March 2022 included £223 million due to Community Offshore Wind, LLC, NGV’s joint venture with RWE Renewables, in respect of a capital call to NGV following the successful auction of six seabed leases in New York. This was settled in the year ended 31 March 2023.
5.Includes dividends of £116 million (2023: £84 million; 2022: £39 million) received from BritNed Development Limited and £17 million (2023: £47 million; 2022: £77 million) from
Nemo Link Limited.
6.Includes dividends received in the year of £102 million from GasT TopCo Limited (see note 10) and £12 million (2023: £12 million; 2022: £2 million) from New York Transco LLC. During the prior year, £16 million (2022: £34 million) was received from Millennium Pipeline Company LLC in the period up until disposal on 7 October 2022.
Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 34, and information relating to pension fund arrangements is disclosed in note 25. For details of Directors’ and key management remuneration, refer to note 4(c).
32. Financial risk management

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk, capital risk, currency risk, interest rate risk, inflation risk and commodity price risk. Our risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential volatility of financial performance from these risks. We use financial instruments, including derivative financial instruments, to manage these risks.

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
We have exposure to the following risks, which are described in more detail below:
•credit risk;
•liquidity risk;
•currency risk;
•interest rate risk;
•commodity price risk;
•valuation risk; and
•capital risk.
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

Notes to the consolidated financial statements continued

192	National Grid plc	Annual Report and Accounts 2023/24
32. Financial risk management continued
Hedge accounting relationships are designated in line with risk management activities further described below. The categories of hedging entered into are as follows:
•currency risk arising from our forecast foreign currency transactions (capital expenditure or revenues) is designated in cash flow hedges;
•currency risk arising from our net investments in foreign operations is designated in net investment hedges; and
•currency and interest rate risk arising from borrowings are designated in cash flow or fair value hedges.
Critical terms of hedging instruments and hedged items are transacted to match on a 1:1 ratio by notional values. Hedge ineffectiveness can nonetheless arise from inherent differences between derivatives and non-derivative instruments and other market factors, including credit, correlations, supply and demand, and market volatilities. Ineffectiveness is recognised in the remeasurements component of finance income and costs (see note 6). Hedge accounting is discontinued when a hedging relationship no longer qualifies for hedge accounting.
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
(a) Credit risk
We are exposed to the risk of loss resulting from counterparties’ default on their commitments, including failure to pay or make a delivery on a contract. This risk is inherent in our commercial business activities. Exposure arises from derivative financial instruments, deposits with banks and financial institutions, trade receivables and committed transactions with wholesale and retail customers.
Treasury credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2024, the following limits were in place for investments and derivative financial instruments held with banks and financial institutions:

	Maximum limit £m	Utilisation of maximum limit £m	Long-term limit £m	Utilisation of long-term limit £m
Triple ‘A’ G7 sovereign entities (AAA)	2,818	—	2,114	—
Triple ‘A’ vehicles (AAA)	500	460	—	—
Triple ‘A’ range institutions and non-G7 sovereign entities (AAA)	2,562	—	1,922	—
Double ‘A+’ G7 sovereign entities (AA+)	2,562	—	1,922	—
Double ‘A’ range institutions (AA)	1,537 to 2,050	0 to 316	1,153 to 1,537	0 to 311
Single ‘A’ range institutions (A)	512 to 1,025	0 to 542	384 to 769	0 to 376
The maximum limit applies to all transactions, including long-term transactions. The long-term limit applies to transactions which mature in more than 12 months’ time.
As at 31 March 2024 and 2023, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually, with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non-
performance by these counterparties. Investments associated with insurance and employee benefit trusts, such as the investments held at FVOCI, sit outside of treasury credit risk and are managed to individual mandates aligned to their regulated purpose.
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
In March 2020, the Group’s US distribution business temporarily ceased certain customer cash collection activities in response to regulatory instructions and to changes in state-, federal- and city-level regulations and guidance, and actions to minimise risk to the Group’s employees as a result of COVID-19. Customer termination activities also ceased in line with requests by relevant local authorities and this resulted in the recognition of additional expected credit losses, although cash collection and customer termination activities have subsequently resumed in both New England and New York. In the years ended 31 March 2024 and 2023, the Group’s US distribution business has also been supported by certain government and state COVID-19 funding programmes, which has been factored into the assessment of expected credit losses for the year (see note 19 for further details).

Financial Statements

193	National Grid plc	Annual Report and Accounts 2023/24
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
The Group has no offsetting arrangements in relation to bank account balances and bank overdrafts as at 31 March 2024 (2023: £nil).
The gross amounts offset for trade payables and receivables, which are subject to general terms and conditions, are insignificant.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2024	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	333	—	333	(246)	(28)	59
Commodity contract derivatives	35	—	35	(27)	—	8
	368	—	368	(273)	(28)	67
Liabilities
Financing derivatives	(1,126)	—	(1,126)	246	441	(439)
Commodity contract derivatives	(118)	—	(118)	27	11	(80)
	(1,244)	—	(1,244)	273	452	(519)

	(876)	—	(876)	—	424	(452)

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2023	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	363	—	363	(204)	(76)	83
Commodity contract derivatives	66	—	66	(28)	—	38
	429	—	429	(232)	(76)	121
Liabilities
Financing derivatives	(1,119)	—	(1,119)	204	681	(234)
Commodity contract derivatives	(174)	—	(174)	28	19	(127)
	(1,293)	—	(1,293)	232	700	(361)

	(864)	—	(864)	—	624	(240)

Notes to the consolidated financial statements continued

194	National Grid plc	Annual Report and Accounts 2023/24
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
comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.
The following is a payment profile of our financial liabilities and derivatives:

At 31 March 2024	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(4,480)	(2,627)	(3,036)	(35,243)	(45,386)
Interest payments on borrowings[1]	(1,505)	(1,442)	(1,386)	(17,247)	(21,580)
Lease liabilities	(133)	(118)	(97)	(662)	(1,010)
Other non-interest-bearing liabilities	(3,715)	(458)	—	—	(4,173)
Contingent consideration	—	—	—	—	—
Derivative financial liabilities
Financing derivatives – receipts[2]	5,583	2,993	2,672	5,246	16,494
Financing derivatives – payments[2]	(6,068)	(3,496)	(2,909)	(5,756)	(18,229)
Commodity contract derivatives – receipts[2]	8	3	—	—	11
Commodity contract derivatives – payments[2]	(79)	(24)	(7)	—	(110)
Derivative financial assets
Financing derivatives – receipts[2]	1,927	311	3,993	2,485	8,716
Financing derivatives – payments[2]	(1,884)	(312)	(3,935)	(2,305)	(8,436)
Commodity contract derivatives – receipts[2]	23	8	1	—	32
Commodity contract derivatives – payments[2]	(9)	(5)	(1)	—	(15)
	(10,332)	(5,167)	(4,705)	(53,482)	(73,686)

At 31 March 2023	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(2,433)	(2,722)	(2,614)	(33,866)	(41,635)
Interest payments on borrowings[1]	(1,220)	(1,244)	(1,148)	(15,301)	(18,913)
Lease liabilities	(118)	(102)	(86)	(610)	(916)
Other non-interest-bearing liabilities	(4,232)	(416)	—	—	(4,648)
Contingent consideration	(19)	—	—	—	(19)
Derivative financial liabilities
Financing derivatives – receipts[2]	1,174	2,154	2,381	7,364	13,073
Financing derivatives – payments[2]	(1,461)	(2,483)	(2,705)	(8,335)	(14,984)
Commodity contract derivatives – receipts[2]	11	9	1	—	21
Commodity contract derivatives – payments[2]	(126)	(35)	(11)	(1)	(173)
Derivative financial assets
Financing derivatives – receipts[2]	4,757	701	745	3,299	9,502
Financing derivatives – payments[2]	(4,679)	(676)	(719)	(3,183)	(9,257)
Commodity contract derivatives – receipts[2]	48	11	—	—	59
Commodity contract derivatives – payments[2]	(11)	(6)	(3)	—	(20)
	(8,309)	(4,809)	(4,159)	(50,633)	(67,910)
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
presented within derivative receipts/(payments).

Financial Statements

195	National Grid plc	Annual Report and Accounts 2023/24
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
the foreign operation. The primary managed exposure arises from dollar denominated assets and liabilities held by our US operations, with a smaller euro exposure in respect of joint venture investments.
Derivative financial instruments were used to manage foreign currency risk as follows:

	2024					2023
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	402	—	157	—	559	96	14	53	—	163
Financial investments	1,514	—	2,185	—	3,699	1,031	—	1,574	—	2,605
Borrowings	(14,498)	(11,936)	(18,938)	(1,700)	(47,072)	(14,473)	(11,045)	(15,741)	(1,726)	(42,985)
Pre-derivative position	(12,582)	(11,936)	(16,596)	(1,700)	(42,814)	(13,346)	(11,031)	(14,114)	(1,726)	(40,217)
Derivative effect	(9,102)	12,976	(6,625)	1,958	(793)	(6,751)	10,733	(6,476)	1,738	(756)
Net debt position	(21,684)	1,040	(23,221)	258	(43,607)	(20,097)	(298)	(20,590)	12	(40,973)
The exposure to dollars largely relates to our net investment hedge activities and exposure to euros largely relates to hedges for our future non‑sterling capital expenditure and associated revenues.
The currency exposure on other financial instruments is as follows:

	2024					2023
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	280	—	1,878	—	2,158	448	—	1,881	—	2,329
Trade and other payables	(1,330)	—	(2,385)	—	(3,715)	(1,624)	—	(2,629)	—	(4,253)
Other non-current liabilities	(169)	—	(289)	—	(458)	(147)	—	(269)	—	(416)
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
Cash flow hedging of currency risk of capital expenditure and revenue are designated as either hedging the exposure to movements in the spot or forward translation risk. Gains and losses on hedging instruments arising from undesignated forward points and foreign currency basis spreads are excluded from designation and are recognised immediately in profit or loss, along with any hedge ineffectiveness. On recognition of the hedged purchase or sale in the financial statements, the associated hedge gains and losses, deferred in the cash flow hedge reserve in other equity reserves, are transferred out of reserves and included with the recognition of the underlying transaction. Where a non-financial asset or a non-financial liability results from a forecast transaction or firm commitment being hedged, the amounts deferred in reserves are included directly in the initial measurement of that asset or liability.
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
and are treated as a cost of hedging, deferred initially in other equity reserves and released into profit or loss over the life of the hedging relationship. Hedge accounting for funding is described further in the interest rate risk section that follows.

Notes to the consolidated financial statements continued

196	National Grid plc	Annual Report and Accounts 2023/24
32. Financial risk management continued
(d) Interest rate risk
National Grid’s interest rate risk arises from our long-term borrowings. Our interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt). Hedging instruments principally consist of interest rate and cross-currency swaps that are used to translate foreign currency debt into functional currency and to adjust the proportion of fixed rate and floating rate in the borrowings portfolio to within a range set by the Finance Committee of the Board. The benchmark interest rates hedged are currently based on
Secured Overnight Financing Rate (SOFR) for USD and Sterling Overnight Index Average (SONIA) for GBP.
We also consider inflation risk and hold some inflation-linked borrowings. We believe that these provide a partial economic offset to the inflation risk associated with our UK inflation-linked revenues.
The table in note 21 sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.
Net debt was managed using derivative financial instruments to hedge interest rate risk as follows:

	2024					2023
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	157	402	—	—	559	53	110	—	—	163
Financial investments	—	3,640	—	59	3,699	—	2,569	—	36	2,605
Borrowings	(39,948)	(2,378)	(4,746)	—	(47,072)	(36,631)	(1,744)	(4,610)	—	(42,985)
Pre-derivative position	(39,791)	1,664	(4,746)	59	(42,814)	(36,578)	935	(4,610)	36	(40,217)
Derivative effect	5,034	(5,763)	(64)	—	(793)	4,213	(4,869)	(100)	—	(756)
Net debt position	(34,757)	(4,099)	(4,810)	59	(43,607)	(32,365)	(3,934)	(4,710)	36	(40,973)
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
When hedge accounting is discontinued, any remaining cumulative hedge accounting balances continue to be released to the income statement to match the impact of outstanding hedged items. Any remaining amounts deferred in the cost of hedging reserve are released immediately to the income statement as finance costs.

Financial Statements

197	National Grid plc	Annual Report and Accounts 2023/24
32. Financial risk management continued
(e) Hedge accounting
In accordance with the requirements of IFRS 7, certain additional information about hedge accounting is disaggregated by risk type and hedge designation type in the tables below:

Year ended 31 March 2024	Fair value hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency risk £m	Net investment hedges £m
Consolidated statement of comprehensive income
Net gains/(losses) in respect of:
Cash flow hedges	—	5	(26)	—
Cost of hedging	—	(1)	—	38
Net investment hedges	—	—	—	62

Transferred to profit or loss in respect of:
Cash flow hedges	—	220	4	—
Cost of hedging	1	(4)	—	(8)

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(11)	(16)	—	3

Consolidated statement of financial position
Borrowings – carrying value of hedging instruments
Liabilities – non-current	—	—	—	(1,768)
Derivatives – carrying value of hedging instruments[1]
Assets – current	—	—	5	11
Assets – non-current	33	161	1	—
Liabilities – current	(96)	(112)	(4)	(8)
Liabilities – non-current	(499)	(164)	(32)	—

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Jul 2024 – Sep 2044	Jul 2024 – Nov 2040	Apr 2024 – Feb 2030	Apr 2024 – Jan 2034
Spot foreign exchange range:
GBP:USD	n/a	1.30 – 1.66	1.23 – 1.27	1.22 – 1.29
GBP:EUR	1.11 – 1.24	1.08 – 1.19	1.11 – 1.18	1.17 – 1.17
EUR:USD	1.07 – 1.15	1.07 – 1.15	n/a	n/a
Interest rate range:
GBP	SONIA +56bps/+374bps	0.976% – 7.410%	n/a	n/a
USD	SOFR +83bps/+223bps	2.095% – 5.989%	n/a	n/a
1.The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

Notes to the consolidated financial statements continued

198	National Grid plc	Annual Report and Accounts 2023/24
32. Financial risk management continued
(e) Hedge accounting continued

Year ended 31 March 2023	Fair value hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency risk £m	Net investment hedges £m
Consolidated statement of comprehensive income
Net gains/(losses) in respect of:
Cash flow hedges	—	136	10	—
Cost of hedging	4	4	—	(24)
Net investment hedges	—	—	—	(198)

Transferred to profit or loss in respect of:
Cash flow hedges	—	(136)	—	—
Cost of hedging	—	—	—	1
Reclassification of foreign currency translation reserve[1]	—	—	—	373

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(11)	(12)	—	(27)

Consolidated statement of financial position
Derivatives – carrying value of hedging instruments[2]
Assets – current	—	—	6	52
Assets – non-current	25	166	1	—
Liabilities – current	(43)	(39)	(6)	—
Liabilities – non-current	(559)	(248)	(1)	(15)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Aug 2023 – Sep 2044	Jul 2024 – Nov 2040	Apr 2023 – May 2029	Jun 2023 – Sep 2027
Spot foreign exchange range:
GBP:USD	n/a	1.30 – 1.66	1.20 – 1.36	1.18 – 1.22
GBP:EUR	1.11 – 1.20	1.08 – 1.24	1.10 – 1.20	1.12 – 1.13
EUR:USD	1.13 – 1.17	1.13 – 1.15	n/a	n/a
Interest rate range:
GBP	SONIA +84bps/+374bps	0.976% – 7.410%	n/a	n/a
USD	LIBOR +68bps/ SOFR +126bps	2.095% – 3.864%	n/a	n/a
1.The reclassification of the net investment hedge on the disposals of NECO and Millennium Pipeline Company LLC were included within Other operating income.
2.The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

Financial Statements

199	National Grid plc	Annual Report and Accounts 2023/24
32. Financial risk management continued
(e) Hedge accounting continued
The following tables show the effects of hedge accounting on financial position and year-to-date performance for each type of hedge.
These tables also present the notional values of hedging instruments (and equal hedged exposures) which were impacted by IFRS 9 Interest Rate
Benchmark Reform amendments in the prior year.
(i) Fair value hedges of foreign currency and interest rate risk on recognised borrowings:

As at 31 March 2024		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1]	(5,096)	720	(35)	40	(22)	18
1.The carrying value of the hedged borrowings is £4,364 million, of which £271 million is current and £4,093 million is non-current.

As at 31 March 2023		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1,2]	(4,779)	789	(43)	398	(351)	47
1.The carrying value of the hedged borrowings was £4,042 million, of which £511 million was current and £3,531 million was non-current.
2.Included within the hedging instrument notional balance was £859 million impacted by Interest Rate Benchmark Reform amendments which were still to be transitioned.
(ii) Cash flow hedges of foreign currency and interest rate risk:

As at 31 March 2024		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings and forecast cash flows	(9,892)	154	—	(18)	3	(15)
Foreign currency risk on forecast cash flows	(2,039)	(31)	—	28	(28)	—

As at 31 March 2023		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings	(9,357)	(73)	—	149	(154)	(5)
Foreign currency risk on forecast cash flows	(537)	(3)	—	(35)	35	—
(iii) Net investment hedges of foreign currency risk:

As at 31 March 2024		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(2,999)	40	(2,564)	(62)	62	—

As at 31 March 2023		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(3,095)	(129)	(2,457)	198	(198)	—

Notes to the consolidated financial statements continued

200	National Grid plc	Annual Report and Accounts 2023/24
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
to the extent that we are in receipt of environmental certificates in excess of our required levels, this exemption may cease to apply and we may be required to account for forward purchase commitments for environmental certificates as derivatives at fair value through profit and loss.

Financial Statements

201	National Grid plc	Annual Report and Accounts 2023/24
32. Financial risk management continued
(g) Fair value analysis
Included in the statement of financial position are financial instruments which are measured at fair value. These fair values can be categorised into hierarchy levels that are representative of the inputs used in measuring the fair value. The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.

	2024				2023
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at FVTPL	3,084	—	483	3,567	1,764	—	452	2,216
Investments held at FVOCI[1]	—	397	—	397	—	407	—	407
Financing derivatives	—	293	40	333	—	341	22	363
Commodity contract derivatives	—	35	—	35	—	62	4	66
	3,084	725	523	4,332	1,764	810	478	3,052
Liabilities
Financing derivatives	—	(1,022)	(104)	(1,126)	—	(997)	(122)	(1,119)
Commodity contract derivatives	—	(105)	(13)	(118)	—	(134)	(40)	(174)
Contingent consideration[2]	—	—	—	—	—	—	(19)	(19)
	—	(1,127)	(117)	(1,244)	—	(1,131)	(181)	(1,312)
	3,084	(402)	406	3,088	1,764	(321)	297	1,740
1.Investments held includes instruments which meet the criteria of IFRS 9 or IAS 19.
2.Contingent consideration relates to the acquisition of National Grid Renewables.

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

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
Our Level 2 commodity contract derivatives include over-the-counter gas and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore, we classify our vanilla trades as
Level 2 under the IFRS 13 framework.
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
Our Level 3 investments include equity investments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of relatively small, early-stage non-controlling minority interest unquoted investments where prices or valuation inputs are unobservable. Twenty-three equity investments (out of 38) are fair valued based on the latest transaction price (a price within the last 12 months), either being the price we paid for the investments, marked to a latest round of funding and adjusted for our preferential rights or based on an internal model. Two investments are held at cost. In addition, we have 13 investments without a transaction in the last 12 months that underwent an internal valuation process using the Black-Scholes Murton Option Pricing
Model (OPM Backsolve). Between 12 and 18 months, a blend between OPM Backsolve and other techniques is utilised, such as proxy group revenue multiples, discounted cash flow, comparable company analysis and probability weighted expected return approach, in order to triangulate a valuation. After 18 months, the valuation is based on these alternative methods as the last fundraising price is no longer a reliable basis for valuation.
Our Level 3 investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss.
The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

Notes to the consolidated financial statements continued

202	National Grid plc	Annual Report and Accounts 2023/24
32. Financial risk management continued
(g) Fair value analysis continued
The changes in value of our Level 3 financial instruments are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(100)	(187)	(36)	44	433	376	297	233
Net gains/(losses) for the year[1,2]	36	87	—	(18)	6	(2)	42	67
Purchases	—	—	(16)	(56)	35	59	19	3
Settlements	—	—	39	(6)	9	—	48	(6)
At 31 March	(64)	(100)	(13)	(36)	483	433	406	297
1.Gain of £36 million (2023: £87 million gain) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the consolidated income statement.
2.Includes a loss of £18 million (2023: £41 million loss) attributable to commodity contract derivative financial instruments held at the end of the reporting period and has been recognised in other operating costs in the consolidated income statement.
3.Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss.
In March 2023 this also included the contingent consideration arising from the acquisition of National Grid Renewables now settled. Net gains and losses are recognised within finance income and costs in the consolidated income statement.
The impacts on a post-tax basis of reasonably possible changes in significant Level 3 assumptions are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices[1]	—	—	4	5	—	—
10% decrease in commodity prices[1]	—	—	(4)	(6)	—	—
+20 basis points change in Limited Price Inflation (LPI) market curve²	(41)	(53)	—	—	—	—
-20 basis points change in LPI market curve²	41	51	—	—	—	—
+20 basis points increase between RPI and Consumer Price Index (CPI)	37	43	—	—	—	—
-20 basis points decrease between RPI and CPI	(34)	(38)	—	—	—	—
+100 basis points change in discount rate	—	—	—	—	(7)	(9)
-100 basis points change in discount rate	—	—	—	—	9	10
+10% change in venture capital price	—	—	—	—	28	28
-10% change in venture capital price	—	—	—	—	(28)	(28)
1.Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 35.
2.A reasonably possible change in assumption of other Level 3 derivative financial instruments is unlikely to result in a material change in fair values.
3.The investments acquired in the period were on market terms, and sensitivity is considered insignificant at 31 March 2024.
The impacts disclosed above were considered on a contract-by-contract basis, with the most significant unobservable inputs identified.

Financial Statements

203	National Grid plc	Annual Report and Accounts 2023/24
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
Maintaining appropriate credit ratings for our operating and holding companies is an important aspect of our capital risk management strategy and balance sheet efficiency. We monitor our balance sheet efficiency using several metrics, including retained cash flow/net debt (RCF/debt), regulatory gearing and interest cover. For the year ended 31 March 2024, these metrics for the Group were 9.2% (2023: 9.3%), 69% (2023: 71%)
and 3.9x (2023: 3.8x), respectively. We believe these are consistent with the current credit ratings for National Grid plc in respect of the main companies of the Group, based on guidance from the rating agencies.
We monitor the RAV gearing within National Grid Electricity Transmission plc (NGET) and National Grid Electricity Distribution plc (NGED). This
is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK-regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, between 55% and 60%. We also monitor net debt as a percentage of rate base for our US operating companies, comparing this with the allowed rate base gearing inherent within each of our agreed rate plans, typically around 50%.
As part of the Group’s debt financing arrangements, we are subject to a number of financial covenants associated with existing borrowings and facility arrangements:
•the requirement to maintain subsidiary indebtedness relating to both non-US and US subsidiaries (excluding National Grid North America Inc.)
limits the total indebtedness in absolute terms to £35 billion for non-US subsidiaries and $35 billion for US subsidiaries. As at 31 March 2024, headroom on these covenants exceeds £10 billion;
•the Articles of Association of National Grid plc limit Group total borrowings less cash and short-term investments in absolute terms to £55 billion.
As at 31 March 2024, headroom on the limit exceeds £10 billion; and
•net debt to RAV gearing covenants limit gearing to 85% of RAV for each NGED operating company. As at 31 March 2024, headroom on this covenant exceeds 20% for all impacted companies based on the covenant definition of net debt.
We consider the risk of breaching these covenants as remote given the level of headroom present.
The majority of our regulated operating companies in the US and the UK are subject to certain restrictions on the payment of dividends by administrative order, contract and/or licence. The types of restrictions that a company may have that would prevent a dividend being declared or paid unless they are met include the following:
•the requirement to notify by certification to regulators and certain lenders;
•dividends must be approved in advance by the relevant US state regulatory commission;
•the subsidiary must have one or two recognised rating agency credit ratings of at least investment grade depending on contractual requirements;
•dividends must be limited to cumulative retained earnings, including pre-acquisition retained earnings and in line with relevant company legislation;
•the securities of National Grid plc must maintain an investment grade credit rating, and if that rating is the lowest investment grade bond rating it cannot have a negative watch/review for downgrade notice by a credit rating agency;
•the subsidiary must not carry out any activities other than those permitted by the licences;
•the subsidiary must not create any cross-default obligations or give or receive any intra-group cross-subsidies;
•the percentage of equity compared with total capital of the subsidiary must remain above certain levels; and
•in the case of NGED, the percentage of debt compared with total RAV of the subsidiary must remain below 85%.
These restrictions are subject to alteration in the US as and when a new rate case or rate plan is agreed with the relevant regulatory bodies for each operating company and, in the UK, through the normal licence review process.
As most of our business is regulated, at 31 March 2024 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in the future in line with our dividend policy.
All the above requirements are monitored on a regular basis in order to ensure compliance. The Group has complied with all externally imposed capital requirements to which it is subject.

Notes to the consolidated financial statements continued

204	National Grid plc	Annual Report and Accounts 2023/24
33. Borrowing facilities

To support our liquidity requirements and provide backup to commercial paper and other borrowings, we agree committed credit facilities with financial institutions over and above the value of borrowings that may be required. These committed credit facilities are undrawn.

An analysis of the maturity of our undrawn committed facilities as at 31 March 2024 is shown below:

	2024	2023
	£m	£m
Undrawn committed borrowing facilities expiring:
Less than 1 year	—	42
In 1 to 2 years	—	4,361
In 2 to 3 years	195	2,100
In 3 to 4 years	5,859	—
In 4 to 5 years	106	—
More than 5 years	1,745	—
	7,905	6,503
Of the unused facilities at 31 March 2024, £7,864 million (2023: £6,461 million) is available for liquidity purposes, while £41 million (2023: £42 million)
is available as backup to specific US borrowings.

Financial Statements

205	National Grid plc	Annual Report and Accounts 2023/24

While we present consolidated results in these financial statements as if we were one company, our legal structure is such that there are a number of different operating and holding companies that contribute to the overall result. This structure has evolved through acquisitions as well as regulatory requirements to have certain activities within separate legal entities.

Subsidiary undertakings
A list of the Group’s subsidiaries as at 31 March 2024 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons, and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US)
Holdings Limited, National Grid (US) Investments 2 Limited*, National Grid Hong Kong Limited*, National Grid Luxembourg SARL and NGG Finance
plc are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements. The Group does not have any branches.
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
NatGrid One Limited[2]*
NatgridTW1 Limited
National Energy System Operator Limited
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
National Grid Holdings One plc

National Grid Hydrogen Limited
National Grid IFA 2 Limited
National Grid Interconnector Holdings Limited
National Grid Interconnectors Limited
National Grid International Limited[3]
National Grid Lion Link Limited
National Grid Nautilus Limited
National Grid North Sea Link Limited
National Grid Partners Limited
National Grid Plus Limited
National Grid Property Holdings Limited
National Grid Telecoms Limited[1]
National Grid Twelve Limited
National Grid Twenty Eight Limited
National Grid Twenty Seven Limited
National Grid Twenty Three Limited[2]*
National Grid UK Limited
National Grid UK Pension Services Limited[2]*
National Grid Ventures Limited
National Grid Viking Link Limited
National Grid William Limited
NG Nominees Limited[3]
NGC Employee Shares Trustee Limited
NGG Finance plc
Ngrid Intellectual Property Limited
Port Greenwich Limited
Sheet Road Management Company Limited (51%)[4]
South Wales Electricity Share Scheme Trustees Limited[1]
Thamesport Interchange Limited
The National Grid Group Quest Trustee Company Limited
Warwick Technology Park Management Company (No 2) Limited (60.56%)[5]
Western Power Pension Trustee Limited[1]
WPD Share Scheme Trustees Limited[1]
WPD WEM Holdings Limited[1]
WPD WEM Limited[1]
WW Share Scheme Trustees Limited[1]
1.Registered office: Avonbank, Feeder Road, Bristol, Avon, BS2 0TB, UK.
2.Registered office: C/o Interpath Limited, 10 Fleet Place, London, EC4M 7RB, UK.
3.Companies where National Grid plc has issued guarantees over the liabilities of the companies as at 31 March 2024 and for which the companies are taking the exemption from the requirements of an audit for their individual financial statements as permitted by section 479A of the Companies Act.
4.Registered office: Netley Old Hall Farm, Dorrington, Shrewsbury, SY5 7JY, UK.
5.Registered office: Shire Hall, PO Box 9, Warwick, CV34 4RL, UK.
*In liquidation.

Notes to the consolidated financial statements continued
34. Subsidiary undertakings, joint arrangements and associates

206	National Grid plc	Annual Report and Accounts 2023/24
Incorporated in the US
Registered office: National Registered Agents, Inc., 1209 Orange Street, Wilmington, DE 19801, USA (unless stated otherwise in footnotes).

Apple River Solar, LLC
Armenia Solar, LLC
Ashland Solar, LLC
Athens Solar, LLC
Autauga Solar, LLC
Bazile Creek Wind Farm, LLC
Bee Hollow Solar, LLC
Belle Plaine Solar, LLC
Benevolent Solar, LLC
Blaze Solar, LLC
Blevins Storage, LLC
Blue Ridge Wind, LLC
Blue Spring Solar, LLC
Blues Solar, LLC
Boone Solar, LLC
Boston Gas Company[1]
Brock Solar, LLC
Broken Bridge Corp.[2]
Brook Trout Solar, LLC
Burley Solar, LLC
Burr Ridge Wind, LLC
Cage Ranch Solar II, LLC
Cage Ranch Solar III, LLC
Cage Ranch Solar, LLC
Caldwell Solar II, LLC
Caldwell Solar, LLC
Camp Creek Wind Farm, LLC
Carnation Solar, LLC
Cattle Ridge Wind Farm 2, LLC
Cedar Grove Solar, LLC
Charter Oak Solar, LLC
Charter Oak Storage, LLC
Clay Boswell Solar, LLC
Clermont Solar, LLC
Coles Solar, LLC
Compass Prairie Wind, LLC
Conestoga Wind, LLC
Creekview Solar, LLC
Crocker Wind Farm 2, LLC
Dakota Hills Wind Farm, LLC
Deatsville Solar, LLC
Donnellson Solar, LLC
Doorstep Community LLC[3]
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
High View Property, LLC
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
Kit Carson Wind, LLC
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
Lordsburg Solar, LLC
Louisa Solar, LLC
Lowlands Solar, LLC
Lydia Solar, LLC
Massachusetts Electric Company[1]
Maverick Wind Farm, LLC
Meadowlands Solar, LLC
Mentha Solar, LLC
Metrowest Realty LLC[3]
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
National Grid Energy Trading Services LLC[4]
National Grid Engineering & Survey Inc.[4]
National Grid Generation LLC[4]
National Grid Generation Ventures LLC[4]
National Grid Glenwood Energy Center LLC[3]
National Grid IGTS Corp.[4]
National Grid Insurance USA Ltd[8]
National Grid LNG LLC[3]
National Grid NE Holdings 2 LLC[1]
National Grid North America Inc.[3]
National Grid Partners Inc.[4]
National Grid Partners LLC[3]
National Grid Port Jefferson Energy Center LLC[3]
National Grid Renewables Development, LLC
National Grid Renewables E Wind, LLC[9]
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
New England Energy Incorporated[1]
New England Hydro Finance Company, Inc. (53.704%)[1]
New England Hydro-Transmission Corporation (53.704%)[2]
New England Hydro-Transmission Electric Company, Inc. (53.704%)[1]
New England Power Company[1]
Newport America Corporation[10]
Newton Solar, LLC
NG Renewables Energy Marketing, LLC[3]
NG Renewables Energy Services, LLC
NG Renewables Remote Operations Center, LLC

Financial Statements
34. Subsidiary undertakings, joint arrangements and associates continued
Subsidiary undertakings continued

207	National Grid plc	Annual Report and Accounts 2023/24

NGNE LLC[3]
NGV Emerald Energy Venture Holdings, LLC[3]
NGV H2 Holdings LLC[3]
NGV LNG Holdings LLC[3]
NGV OSW Holdings, LLC[3]
NGV US Distributed Energy Inc.[3]
NGV US Transmission Inc.[3]
NGV US, LLC[3]
Niagara Mohawk Energy, Inc.[3]
Niagara Mohawk Holdings, Inc.[4]
Niagara Mohawk Power Corporation[4]
Niobrara Wind, LLC
NM Properties, Inc.[4]
Noble Solar, LLC[11]
Nordic VOS, LLC
North East Transmission Co., Inc.[3]
North Fork Wind, LLC
Northeast Renewable Link LLC[3]
Opinac North America, Inc.[3]
Peony Solar, LLC
Philadelphia Coke Co., Inc.[3]
Pike County Solar, LLC
Pipestone Solar, LLC
Plum Creek Wind Farm 2, LLC
Plum Creek Wind Farm, LLC
Port of the Islands North, LLC[4]
Portage Solar, LLC
Prairie Oasis Solar, LLC
Prairie Rose Wind 2, LLC[6]
Prosperity Wind Farm 2, LLC
Prosperity Wind Farm, LLC
Red Rock Solar SD, LLC
Regal Solar 2, LLC
Regal Solar, LLC
Reunion Solar, LLC
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
White Elm Wind Farm, LLC
Wildcat Ridge Wind Farm, LLC
Wilder Solar, LLC
Wildhorse Creek Solar, LLC
Willard Solar, LLC
Williams County Solar, LLC
Wiregrass Solar, LLC
Woodlands Solar, LLC
Worthington Solar, LLC
Young County Solar, LLC
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
1.Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, USA.
2.Registered office: Corporation Service Company, 10 Ferry Street, Suite 313, Concord NH 03301, USA.
3.Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, USA.
4.Registered office: Corporation Service Company, 80 State Street, Albany NY 12207, USA.
5.Registered office: National Registered Agents Inc., 30600 Telegraph Road, Suite 2345, Bingham Farms MI 48025-5720, USA.
6.Registered office: 8400 Normandale Lake Blvd., Suite 1200, Bloomington MN 55437, USA.
7.Registered office: Corporation Trust Company, 1209 Orange Street, Wilmington DE 19801, USA.
8.Registered office: 100 Bank Street, Suite 630, Burlington, Chittenden County VT 05401, USA.
9.Registered office: National Registered Agents, Inc., 301 S. Bedford Street, Suite 1, Madison WI 5, USA.
10.Registered office: Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, USA.
11.Registered office: National Registered Agents, Inc., 1999 Bryan Street, Dallas TX 75201, USA.
*In liquidation.
†Entity is tax resident in the UK.

Notes to the consolidated financial statements continued
34. Subsidiary undertakings, joint arrangements and associates continued
Subsidiary undertakings continued

208	National Grid plc	Annual Report and Accounts 2023/24
A list of the Group’s joint ventures as at 31 March 2024 is given below.
All joint ventures are included in the Group’s Financial statements using the equity method of accounting.
Incorporated in England and Wales
Registered office: 1–3 Strand, London, WC2N 5EH, UK (unless stated otherwise in footnotes).
BritNed Development Limited (50%)**
National Places LLP (50%)1
Nemo Link Limited (50%)
Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive,
Wilmington, DE 19808, USA (unless stated otherwise in footnotes).
Community Offshore Wind, LLC (previously Bight Wind Holdings LLC) (27.27%)2
Clean Energy Storage Systems LLC (50%)
Emerald Energy Venture, LLC (51%)
Island Park Energy Center, LLC (50%)
LI Energy Storage System, LLC (50%)
LI Solar Generation, LLC (50%)
Incorporated in France
Registered office: 1 Terrasse Bellini, Tour Initiale, TSA 41000 – 9291,
Paris La Defense, CEDEX, France
IFA2 (50%)*
Joint operations
A list of the Group’s incorporated joint operations as at 31 March 2024 is given below. All joint operations are included in the Group’s financial statements under IFRS 11 Joint arrangements.
Incorporated in England and Wales
Registered office: 1–3 Strand, London, WC2N 5EH, UK (unless stated otherwise in footnotes).
Eastern Green Link 1 Limited (50%)
Eastern Green Link 2 Limited (50%)3
NGET/SPT Upgrades Limited (50%)†
A list of the Group’s associates as at 31 March 2024 is given below.
Unless otherwise stated, all associates are included in the Group’s financial statements using the equity method of accounting.
Incorporated in England and Wales
Registered office: National Grid House, Warwick Technology Park, Gallows Hill,
Warwick, CV34 6DA
GasT TopCo Limited (20%)
Joint Radio Company Limited (25%)4***
Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive,
Wilmington, DE 19808, USA (unless stated otherwise in footnotes).
Clean Line Energy Partners LLC (32%)2
Connecticut Yankee Atomic Power Company (19.5%)5
Direct Global Power Inc. (26%)2
Energy Impact Fund LP (9.41%)6
KHB Venture LLC (33.33%)7
Maine Yankee Atomic Power Company (24%)8
New York Transco LLC (28.3%)9
NYSEARCH RMLD, LLC (22.63%)
The Hive IV, LLC (28.2%)2
Yankee Atomic Electric Company (34.5%)10
Incorporated in Belgium
Registered office: Avenue de Cortenbergh 71, 1000 Brussels, Belgium
Coreso SA (15.84%)
Other investments
A list of the Group’s other investments as at 31 March 2024 is given below.
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
London, WC1V 7JZ
Electralink Limited (27.04%)
1.Registered office: 80 Cheapside, London, EC2V 6EE, UK.
2.Registered office: The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA.
3.Registered office: No.1 Forbury Place, 43 Forbury Road, Reading, RG1 3JH, UK.
4.Registered office: Friars House, Manor House Drive, Coventry, CV1 2TE, UK.
5.Registered office: Carla Pizzella, 362 Injun Hollow Road, East Hampton CT 06424-3099, USA.
6.Registered office: Harvard Business Services, Inc., 16192 Coastal Highway, Lewes DE 19958, USA.
7.Registered office: c/o de maximis, inc., 135 Beaver Street, 4th Floor, Waltham MA 02452, USA.
8.Registered office: Joseph D Fay, 321 Old Ferry Road, Wiscasset ME 04578, USA.
9.Registered office: Corporation Service Company, 80 State Street, Albany NY 12207, USA.
10.Registered office: Karen Sucharzewski, 49 Yankee Road, Rowe MA 01367, USA.
*In liquidation.
**National Grid Interconnector Holdings Limited owns 284,500,000 €0.20 C Ordinary shares and one £1.00 Ordinary A share.
***National Grid Electricity Transmission plc owns one £0.50 A Ordinary share.
†National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares.
‡In administration.
Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities (and their branches) are established in – and subject to the laws and regulations of – these jurisdictions.
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 supported by guarantees issued by National Grid plc over their liabilities for the year ended 31 March 2024:

Company name	Company number
National Grid Holdings Limited	3096772
National Grid International Limited	2537092
National Grid (US) Holdings Limited	2630496
National Grid (US) Investments 4 Limited	3867128
National Grid (US) Partner 1 Limited	4314432
NG Nominees Limited	2489329

Financial Statements
34. Subsidiary undertakings, joint arrangements and associates continued
Joint venturesAssociates

209	National Grid plc	Annual Report and Accounts 2023/24
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

The sensitivities in the tables below show the potential impact in the income statement (and consequential impact on net assets) for a reasonably possible range of different variables, each of which has been considered in isolation (i.e. with all other variables remaining constant). There are a number of these sensitivities which are mutually exclusive, and therefore if one were to happen another would not, meaning a total showing how sensitive our results are to these external factors is not meaningful.
The sensitivities included in the tables below broadly have an equal and opposite effect if the sensitivity increases or decreases by the same amount unless otherwise stated.
(a) Sensitivities on areas of estimation uncertainty
The table below sets out the sensitivity analysis for certain areas of estimation uncertainty set out in note 1F. These estimates are those that have a significant risk of resulting in a material adjustment to the carrying values of assets and liabilities in the next year. This includes the impact of changes in assumptions on the net assets recognised at the balance sheet date and the amount charged to the income statement for the following year. Note that the sensitivity analysis for the useful economic lives of our gas network assets is included in note 13.

	2024			2023
	Assumptions used	Income statement £m	Net assets £m	Assumptions used	Income statement £m	Net assets £m
Pensions and other post-retirement benefit liabilities (pre-tax):
UK discount rate change¹	1%	22	1,147	1%	29	1,264
US discount rate change¹	1%	18	801	1%	26	977
UK inflation rate change²	1%	8	902	1%	8	933
UK long-term rate of increase in salaries change	1%	4	81	1%	4	50
US long-term rate of increase in salaries change	1%	2	37	1%	4	57
UK change to life expectancy at age 65[3]	one year	2	402	one year	2	441
US change to life expectancy at age 65	one year	2	288	one year	3	344
Assumed US healthcare cost trend rates change	1%	18	276	1%	24	324

US environmental provision[4]:
Change in the real discount rate	1%	173	173	1%	150	150
Change in estimated future cash flows	20%	462	462	20%	354	354
1.A change in the discount rate is likely to be driven by changes in bond yields and as such would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans. In the UK, there would also be a £171 million (2023: £188 million) net assets offset from the buy-in policies, where the accounting value of the buy‑in asset is set equal to the associated liabilities.
2.The projected impact resulting from a change in RPI reflects the associated effect on escalation rates for pensions in payment and in deferment and future salary increases. The buy‑in policies would have a £150 million (2023: £164 million) net assets offset to the above.
3.In the UK, the buy-in policies and the longevity swap entered into would have a £126 million (2023: £136 million) net assets offset to the above.
4.In the prior year, our sensitivity analysis included our UK environmental provisions, which are not considered to be a key source of estimation uncertainty in the current year. Accordingly, comparatives have been restated in line with current year disclosure. As a result of this change, the change in the real discount rate decreased by £9 million and the change in the estimated future cash flows decreased by £24 million.
Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the defined benefit obligations and forecast amounts charged to the income statement for the following year could potentially be impacted by changes in the relevant actuarial assumptions that were reasonably possible as at 31 March 2024.
In preparing sensitivities, the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary are recognised.

Notes to the consolidated financial statements continued

210	National Grid plc	Annual Report and Accounts 2023/24
35. Sensitivities continued
(b) Sensitivities on financial instruments
We are further required to show additional sensitivity analysis under IFRS 7 and this is shown separately in the following table due to the additional assumptions that are made in order to produce meaningful sensitivity disclosures. The analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.
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
The following main assumptions were made in calculating the sensitivity analysis for continuing operations:
•the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2024 and 2023 respectively;
•the statement of financial position sensitivity to interest rates relates to items presented at their fair values: derivative financial instruments; and
our investments measured at FVTPL and FVOCI. Further debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;
•the sensitivity of interest expense to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;
•changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity; and
•changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are presented in equity as costs of hedging, with a one-year release to the income statement. The impact of movements in the dollar to sterling exchange rate is recorded directly in equity.

	2024			2023
	Assumptions used	Income statement £m	Other equity reserves £m	Assumptions used	Income statement £m	Other equity reserves £m
Financial risk (post tax):
UK inflation change¹	1%	36	—	1%	35	—
UK interest rates change	1%	24	304	1%	34	361
US interest rates change	1%	5	39	1%	14	50
US dollar exchange rate change²	10%	58	268	10%	51	291
1.Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 32(g).
2.The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £1,680 million (2023: £1,680 million)
in the opposite direction if the dollar exchange rate changed by 10%.
Our commodity contract derivatives are sensitive to price risk. Additional sensitivities in respect to commodity price risk and to our derivative fair values are as follows:

	2024			2023
	Assumptions used	Income statement £m	Net assets £m	Assumptions used	Income statement £m	Net assets £m
Commodity price risk (post tax):
Increase in commodity prices	10%	43	43	10%	49	49
Decrease in commodity prices	10%	(43)	(43)	10%	(40)	(40)

Assets and liabilities carried at fair value (post tax):
Fair value change in derivative financial instruments¹	10%	(59)	(59)	10%	(60)	(60)
Fair value change in commodity contract derivative liabilities	10%	(6)	(6)	10%	(8)	(8)
1.The effect of a 10% change in fair value assumes no hedge accounting.
36. Post balance sheet events
On 22 May 2024, the Board resolved to offer a fully underwritten Rights Issue to raise gross proceeds of £7 billion.

Financial Statements

211	National Grid plc	Annual Report and Accounts 2023/24

We are required to include the standalone balance sheet of our ultimate Parent Company, National Grid plc, under the Companies Act 2006.
This is because the publicly traded shares are actually those of National Grid plc and the following disclosures provide additional information to shareholders.

A. Basis of preparation
National Grid plc is the Parent Company of the National Grid Group,
which is engaged in the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited company, limited by shares. The Company is incorporated and domiciled in England, with its registered office at 1–3 Strand, London,
WC2N 5EH.
The financial statements of National Grid plc for the year ended
31 March 2024 were approved by the Board of Directors on 22 May
2024. The Company meets the definition of a qualifying entity under
Financial Reporting Standard 100 (FRS 100) issued by the Financial
Reporting Council. Accordingly, these individual financial statements of the Company have been prepared in accordance with Financial
Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101).
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
These individual financial statements have been prepared on a going concern basis, which presumes that the Company has adequate
resources to remain in operation and that the Directors intend it to do so, for at least one year from the date the financial statements are signed. As the Company is part of a larger group, it participates in the Group’s centralised treasury arrangements and so shares banking arrangements with its subsidiaries. The Company is expected to generate positive cash flows or be in a position to obtain liquidity via its committed credit facilities to continue to operate for the foreseeable future.
In accordance with the exemption permitted by section 408 of the
Companies Act 2006, the Company has not presented its own profit and loss account or statement of comprehensive income.
The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements of the Company in accordance with FRS 101:
•a cash flow statement and related notes;
•disclosures in respect of transactions with wholly owned subsidiaries;
•disclosures in respect of capital management; and
•the effects of new but not yet effective IFRS standards.
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

Company accounting policies

212	National Grid plc	Annual Report and Accounts 2023/24
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
Where payments are subsequently received from subsidiaries, these are accounted for as a return of a capital contribution and credited against the Company’s investments in subsidiaries. The Company has no employees except for the Group’s Non-executive Directors (refer to the Directors’ Remuneration Report on page 109).
I. Dividends
Interim dividends are recognised when they are paid to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.
J. Directors’ remuneration
Full details of Directors’ remuneration are disclosed on pages
98 – 114.

Financial Statements

213	National Grid plc	Annual Report and Accounts 2023/24

		2024	2023
	Notes	£m	£m
Fixed assets
Investments	1	14,517	14,480

Current assets
Debtors (amounts falling due within one year)	2	14,628	15,369
Debtors (amounts falling due after more than one year)	2	79	201
Investments	5	1,746	599
Cash at bank and in hand		366	55
Total current assets		16,819	16,224

Creditors (amounts falling due within one year)	3	(7,264)	(6,701)
Net current assets		9,555	9,523
Total assets less current liabilities		24,072	24,003

Creditors (amounts falling due after more than one year)	3	(9,053)	(7,755)
Net assets		15,019	16,248

Equity
Share capital	7	493	488
Share premium account		1,298	1,302
Cash flow hedge reserve		50	(53)
Cost of hedging reserve		(7)	2
Other equity reserves		554	517
Profit and loss account	8	12,631	13,992
Total shareholders’ equity		15,019	16,248
The Company’s profit after tax for the year was £342 million (2023: £1,644 million profit). Profits available for distribution by the Company to shareholders were £12.5 billion at 31 March 2024. The financial statements of the Company on pages 214 – 218 were approved by the Board of Directors on 22 May 2024 and were signed on its behalf by:
John Pettigrew Chief Executive
Andy Agg Chief Financial Officer
National Grid plc
Registered number: 4031152

Company balance sheet
as at 31 March

214	National Grid plc	Annual Report and Accounts 2023/24

	Share capital £m	Share premium account £m	Cash flow hedge reserve £m	Cost of hedging reserve £m	Other equity reserves £m	Profit and loss account £m	Total shareholders’ equity £m
At 1 April 2022	485	1,300	(15)	(3)	469	13,943	16,179
Profit for the year[1]	—	—	—	—	—	1,644	1,644
Other comprehensive profit/(loss) for the year
Transferred (from)/to equity (net of tax)	—	—	(38)	5	—	—	(33)
Total comprehensive (loss)/profit for the year	—	—	(38)	5	—	1,644	1,611
Other equity movements
Scrip dividend-related share issue[2]	3	(3)	—	—	—	—	—
Issue of treasury shares	—	—	—	—	—	16	16
Transactions in own shares	—	5	—	—	—	(4)	1
Share awards to employees of subsidiary undertakings	—	—	—	—	48	—	48
Equity dividends	—	—	—	—	—	(1,607)	(1,607)
At 31 March 2023	488	1,302	(53)	2	517	13,992	16,248
Profit for the year[1]	—	—	—	—	—	342	342
Other comprehensive profit/(loss) for the year
Transferred to/(from) equity (net of tax)	—	—	103	(9)	—	—	94
Total comprehensive profit/(loss) for the year	—	—	103	(9)	—	342	436
Other equity movements
Scrip dividend-related share issue[2]	5	(6)	—	—	—	—	(1)
Issue of treasury shares	—	—	—	—	—	21	21
Transactions in own shares	—	2	—	—	—	(6)	(4)
Share awards to employees of subsidiary undertakings	—	—	—	—	37	—	37
Equity dividends	—	—	—	—	—	(1,718)	(1,718)
At 31 March 2024	493	1,298	50	(7)	554	12,631	15,019
1.Included within profit for the year is dividend income from subsidiaries of £150 million (2023: £1,691 million).
2.Included within the share premium account are costs associated with scrip dividends.

Financial Statements
Company statement of changes in equity
for the years ended 31 March

215	National Grid plc	Annual Report and Accounts 2023/24
1. Fixed asset investments

Shares in subsidiary undertakings £m
Cost at 1 April 2022	16,852
Additions	48
Cost at 31 March 2023	16,900
Additions	37
Cost at 31 March 2024	16,937
Provision at 1 April 2022	(2,420)
Charge for the year	—
Provision at 1 April 2023	(2,420)
Charge for the year	—
Provision at 31 March 2024	(2,420)
Net book value at 31 March 2024	14,517
Net book value at 31 March 2023	14,480
During the year, there was a capital contribution of £37 million (2023: £48 million), which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.
The Company’s direct subsidiary undertakings as at 31 March 2024 were as follows: National Grid (US) Holdings Limited, National Grid (US)
Investments 2 Limited*, National Grid Hong Kong Limited*, National Grid Luxembourg SARL and NGG Finance plc. The names of indirect subsidiary undertakings, joint ventures and associates are included in note 34 to the consolidated financial statements.
The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.
*In liquidation.
2. Debtors

	2024	2023
	£m	£m
Amounts falling due within one year
Derivative financial instruments (note 4)	68	82
Amounts owed by subsidiary undertakings	14,550	15,285
Other debtors	10	2
	14,628	15,369
Amounts falling due after more than one year
Derivative financial instruments (note 4)	79	60
Amounts owed by subsidiary undertakings	—	124
Deferred tax	—	17
	79	201
The carrying values stated above are considered to represent the fair values of the assets. For the purposes of the impairment assessment, loans to subsidiary undertakings are considered low credit risk as the subsidiaries are solvent and are covered by the Group’s liquidity arrangements.
A reconciliation of the movement in deferred tax in the year is shown below:

Deferred tax £m
At 1 April 2022	6
Charged to equity	11
At 31 March 2023	17
Charged to equity	(31)
At 31 March 2024¹	(14)
1.Deferred tax liability included in note 3.

Notes to the Company financial statements

216	National Grid plc	Annual Report and Accounts 2023/24
3. Creditors

	2024	2023
	£m	£m
Amounts falling due within one year
Borrowings (note 6)	118	402
Derivative financial instruments (note 4)	96	131
Amounts owed to subsidiary undertakings	7,017	6,138
Other creditors	33	30
	7,264	6,701
Amounts falling due after more than one year
Borrowings (note 6)	7,153	5,344
Derivative financial instruments (note 4)	245	315
Amounts owed to subsidiary undertakings	1,641	2,096
Deferred tax	14	—
	9,053	7,755
Amounts owed to subsidiary undertakings falling due after more than one year are repayable as follows:
In 1 to 2 years	999	439
In 2 to 3 years	—	999
In 3 to 4 years	642	—
In 4 to 5 years	—	658
	1,641	2,096
The carrying values stated above are considered to represent the fair values of the liabilities.
4. Derivative financial instruments
The fair values of derivative financial instruments are as follows:

	2024			2023
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	68	(96)	(28)	82	(131)	(49)
Amounts falling due after more than one year	79	(245)	(166)	60	(315)	(255)
	147	(341)	(194)	142	(446)	(304)
For each class of derivative, the notional contract1 amounts are as follows:

	2024	2023
	£m	£m
Interest rate swaps	(541)	—
Cross-currency interest rate swaps	(8,154)	(8,232)
Foreign exchange forward contracts	(11,026)	(10,213)
	(19,721)	(18,445)
1.The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.
5. Investments

	2024	2023
	£m	£m
Investments in short-term money funds	1,696	492
Restricted balances – collateral	50	107
	1,746	599

Financial Statements

217	National Grid plc	Annual Report and Accounts 2023/24
6. Borrowings
The following table analyses the Company’s total borrowings:

	2024	2023
	£m	£m
Amounts falling due within one year
Bank loans	31	66
Bonds	87	28
Commercial paper	—	308
	118	402
Amounts falling due after more than one year
Bank loans	256	106
Bonds	6,897	5,238
	7,153	5,344
Total borrowings	7,271	5,746
The maturity of total borrowings is as follows:

	2024	2023
	£m	£m
Total borrowings are repayable as follows:
Less than 1 year	118	402
In 2 to 3 years	549	—
In 3 to 4 years	388	563
In 4 to 5 years	2,067	387
More than 5 years	4,149	4,394
	7,271	5,746
The notional amount of borrowings outstanding as at 31 March 2024 was £7,375 million (2023: £5,931 million).
7. Share capital
The called-up share capital amounting to £493 million (2023: £488 million) consists of 3,967,138,214 ordinary shares of 12 204/473 pence each
(2023: 3,930,371,661 ordinary shares of 12 204/473 pence each). For further information on share capital, refer to note 27 of the consolidated financial statements.
8. Shareholders’ equity and reserves
At 31 March 2024, the profit and loss account reserve stood at £12,631 million (2023: £13,992 million), of which profits available for distribution by the Company to shareholders were £12.5 billion (2023: £13.9 billion).
For further details of dividends paid and payable to shareholders, refer to note 9 of the consolidated financial statements.
9. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2024, the sterling equivalent amounted to £2,384 million (2023: £2,117 million). The guarantees are for varying terms from less than one year to open-ended.
In addition, as part of the sectionalisation of the National Grid UK Pension Scheme on 1 January 2017, a guarantee covering insolvency or failure to pay pension obligations has been provided to Section A by National Grid plc, National Grid Holdings One plc and Lattice Group Limited. The
guarantee covers all obligations and payments due to Section A. No explicit allowance has been made for this guarantee in the financial statements because of Section A’s funding level, where the Trustee estimated Section A to be in surplus on a buyout measure at 31 December 2023 and contribution requirements are forecast to be minimal over the coming years. For more information on this guarantee, refer to note 25 of the consolidated financial statements.
10. Audit fees
The audit fee in respect of the Parent Company was £34,000 (2023: £33,000). Fees payable to Deloitte for non-audit services to the Company are not required to be disclosed as they are included within note 4 to the consolidated financial statements.

Notes to the Company financial statements continued

218	National Grid plc	Annual Report and Accounts 2023/24

Additional Information

Additional Information

The business in detail	220 – 225
UK regulation	220 – 222
US regulation	223 – 225

Internal control and risk factors	226 – 231
Disclosure controls	226
Internal control over financial reporting	226
Risk factors	226 – 231

Shareholder information	232 – 237
Articles of Association	232
Depositary payments to the Company	233
Documents on display	233
Events after the reporting period	233
Exchange controls	233
Share information	234
Material interests in shares	234
Shareholder analysis	235
Taxation	236
UK stamp duty and stamp duty reserve tax (SDRT)	237

Other disclosures	238 – 241
All-employee share plans	238
Change of control provisions	238
Code of Ethics	238
Conflicts of interest	238
Corporate governance practices: differences from NYSE listing standards	238
Directors' indemnity and Directors' and Officers' liability	238 – 239
Employees	239
Human rights and modern slavery	239
Unresolved SEC staff comments	239
Property, plant, equipment and borrowings	239
Listing Rule 9.8.4 R cross-reference table	240
Political donations and expenditure	240
Material contracts	240
Research, development and innovation activity	241

Other unaudited financial statements	242 – 256
Commentary on consolidated financial information	257 – 258

Definitions and glossary of terms	259 – 262
Want more information or help?	263
Cautionary statement	264

219 National Grid plc Annual Report and Accounts 2023/24

The business in detail

UK regulation

Regulators

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

Each of our UK ET, UK ED and ESO businesses operate under three separate price controls, which cover our roles as Transmission Operator (TO), System Operator (SO) and distribution activities in electricity. UK ET fulfils the TO function for electricity, the ESO fulfils the SO function for electricity and UK ED fulfils electricity distribution activities.

The transmission and distribution businesses follow the RIIO (revenue = incentives + innovation + outputs) framework established by Ofgem. There are multiple price controls under this framework, including:

- RIIO-T1 (electricity transmission, April 2013 – March 2021);
- RIIO-T2 (electricity transmission, April 2021 – March 2026);
- RIIO-ED1 (electricity distribution, April 2015 – March 2023); and
- RIIO-ED2 (electricity distribution, April 2023 – March 2028).

Distribution network operators (DNOs) in the UK are natural monopolies and, to ensure value for money for consumers, UK ED is regulated by Ofgem. The operations are regulated under the distribution licence which sets the requirements that UK ED needs to deliver for its customers. In addition to the base level of revenue which the DNOs are allowed to earn, there are incentives to innovate and deliver various outputs relating to customer service, network performance, the environment, connections and efficiency. The achievement or not of targets in relation to these activities can result in rewards or penalties.

Since 1 April 2019, the ESO has been a legally separate business within the Group. This means it operates under its own licence and has a separate set of regulatory arrangements, along with strict ringfences for information.

In addition to these three regulated network price controls, there is also a tariff cap and floor price control applied to regulation of our electricity interconnector interests.

RIIO price controls

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

Using information we have submitted and, along with independent assessments, Ofgem determines the efficient level of expected costs necessary for these deliverables to be achieved. Under RIIO, this is known as 'totex', which is a component of total allowable expenditure and is broadly the sum of what was defined in previous price controls as operating expenditure (opex) and capital expenditure (capex).

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

Regulation of UK ED: The RIIO-ED2 price control

RIIO-ED2, covering the period 1 April 2023 – 31 March 2028, is the second price control to be set under the RIIO model. It builds on from the framework established in the first price control, RIIO-ED1, that ran for 8 years from 1 April 2015 – 31 March 2023.

Our RIIO-ED2 business plan was co-created with our stakeholders, through our largest ever stakeholder consultation process with the broadest range of representatives. In order to enable us to actively drive the nation's move to decarbonisation, our RIIO-ED2 business plan has been designed to achieve four crucial outcomes for our customers:

Affordability: We aim to continue to deliver high standards of safety, reliability and customer service that customers have come to expect from us, while keeping our portion of the below affordable.

Sustainability: We will support the UK's ambitions to achieve net zero carbon emissions by 2050, driving crucial changes in energy usage and customer green behaviour. We will set the benchmark by achieving net zero in our own operations by 2043 (excluding Scope 3 emissions) and we will work towards ensuring the network is ready to enable local authorities to achieve similar ambitions in their regions.

Connectability: We will strive to ensure that a lack of network capacity is not a barrier for our customers. We will ensure that the network can cater for the increasing demand of low carbon technologies and renewable energy over the next five years.

Vulnerability: We will aim to deliver a first class programme of inclusive support. This will include offering smart energy action plans for vulnerable customers each year, ensuring no one is left behind in a smart future. We will also strive to more than double our ground breaking fuel poverty support to deliver over £60 million of savings for 113,000 fuel poor customers over the course of RIIO-ED2.

Regulation of UK ET: The RIIO-T2 price control

The RIIO-T2 price control started on 1 April 2021 and builds on the framework established for RIIO-T1. For example, it introduced a range of new mechanisms to facilitate the transition to net zero, continues support for innovation, incentivises us to deliver outputs and service quality with ambitious targets aligned to our customers' and stakeholders' requirements and increases the opportunity to secure new funding within the price control period.

The Independent User Group (IUG) includes a cross-section of the energy industry and represents the interests of consumers, environmental and public interest groups, as well as large-scale and small-scale customers. It was established in July 2018 to ensure stakeholders are at the heart of our decision-making processes and our plan is fully reflective of customers', consumers' and other stakeholders' requirements.

220 National Grid plc Annual Report and Accounts 2023/24

Additional Information

The IUG has an enduring role in RIIO-T2 with three key focus areas:

- scrutinise and challenge the periodic business plans;
- monitor, interrogate and help the business to enhance transparency of performance against commitments; and
- act as a 'critical friend' for strategy, culture and processes in key areas such as stakeholder engagement, innovation, customers, consumers and responsible businesses.

Competition in onshore transmission

In March 2022, Ofgem published its decision to proceed with the implementation of an early competition model and stated that the ESO was a suitable party to become the procurement body. This decision coincided with the development of the Energy Act 2023, which sets out the legislative framework which enables early competition and facilitates the award of competitively awarded transmission licences. The government has announced that the first eligible projects for competition should be identified in summer 2024, with the launch of the competition in the same year. ESO is now in the process of developing the detailed tender process and commercial model, establishing project identification processes, and working with Ofgem to establish the frameworks required to underpin early competition.

We support onshore competition where it can deliver benefits to consumers, in particular noting that many projects for delivery before 2035 will need to be exempt from competition if the government is to achieve power sector decarbonisation and net zero. The wider landscape has shifted significantly since competition in onshore networks was first considered, and continues to do so, with aspects around more centralised network planning and market arrangements still evolving.

Key parameters from Ofgem's RIIO-ED2 determination for UK ED and RIIO-T2 determination for UK ET

	UK ED	UK ET
Allowed Return on Equity (RoE)[1]	5.28 – 5.59% (real, relative to CPIH) at 60% gearing	4.25 – 5.20% (real, relative to CPIH) at 55% gearing (4.52 – 5.59% at 60% gearing)
Allowed debt funding	Calculated and updated each year using 17-year trailing average of iBoxx Utilities 10+ year index, plus 25bps additional cost of borrowing, 55bps calibration adjustments, plus 6bps infrequent issuer premium for West Midlands, South Wales and South West	Calculated and updated each year using an extending 'trombone-like' trailing average of iBoxx Utilities 10+ year index (increases from 10 years for 2021/22 to 14 years for 2025/26), plus 25bps additional borrowing costs
Depreciation of RAV	Straight-line 45-year depreciation	No change in policy: straight-line over 45 years for post-2021 RAV additions, with pre-2021 RAV additions as per RIIO-T1
Notional gearing	60%	55%
Split between fast/slow money	Capitalisation rate 1 slow money 77% – 79% Capitalisation rate 2 slow money 85%	Fast: RIIO-T2 baseline 22%; RIIO-T2 uncertainty mechanisms 15% Slow: RIIO-T2 baseline 78%; TO uncertainty mechanisms 85%
Sharing factor	50%	33%
Core baseline totex (cumulative for the five years of RIIO-ED2 and of RIIO-T2)	£5.9 billion in 2020/21 prices	£5.8 billion

1. The cost of equity in RIIO-ED2 is subject to annual adjustments that are calculated using the Capital Asset Pricing Model, through indexation of the 'risk-free rate' parameter. The range shown above is Ofgem's estimate of the allowed RoE over the five years of RIIO-ED2, as updated in the RIIO-ED2 Price Control Financial Model published in December 2023.The cost of equity in RIIO-T2 is subject to annual adjustments that are calculated using the Capital Asset Pricing Model, through indexation of the 'risk-free rate' parameter. The range shown above is Ofgem's estimate of the allowed RoE over the five years of RIIO-T2, as updated in the RIIO-T2 Price Control Financial Model published in January 2024.

221

National Grid plc Annual Report and Accounts 2023/24

Additional Information

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

At the federal level, FERC regulates wholesale transactions for utilities, such as interstate transmission and wholesale electricity sales, including rates for these services. FERC also regulates public utility holding companies and centralised service companies, including those of our US businesses.

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

The rate case is sometimes negotiated with parties representing customers and other interests. The utility is required to prove that the requested rate change is just and reasonable, and the requested rate plan can span multiple years. In the states where we operate, it can typically take 9 – 13 months for the commission to render a final decision, although, in some instances, rules allow for longer negotiation periods which may extend the length of the rate case proceeding. Unlike the state processes, FERC, as the federal regulator, has no specified timeline for adjudicating a rate case; typically it makes a final decision retroactively when the case is completed.

Gas and electricity rates are established from a revenue requirement, or cost of service, equal to the utility's total cost of providing distribution or delivery services to its customers, as approved by the commission in the rate case. This revenue requirement includes operating expenses, depreciation, taxes, and a fair and reasonable return on shareholder capital invested in certain components of the utility's regulated asset base or 'rate base'.

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

Our rate plans

Each operating company has a set of rates for service. We have three electric distribution operating companies: (1) Niagara Mohawk Power Corporation, with operations in upstate New York; (2) Massachusetts Electric Company; and (3) Nantucket Electric Company, the latter two having operations in Massachusetts.

We also have four gas distribution operating companies: (1) Niagara Mohawk Power Corporation, with operations in upstate New York; (2) Brooklyn Union Gas Company, with operations in downstate New York; (3) KeySpan Gas East Corporation, with operations in downstate New York; and (4) Boston Gas Company, with operations in Massachusetts.

Our distribution operating companies have revenue decoupling mechanisms that delink their revenues from the quantity of energy delivered and billed to customers. These mechanisms remove the natural disincentive utility companies have for promoting and encouraging customer participation in energy-efficiency programmes that lower energy end-use and distribution volumes.

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

Our Long Island generation plants sell capacity to the LIPA under 15-year and 25-year power supply agreements and within wholesale tariffs approved by FERC. Through the use of cost-based formula rates, these long-term contracts provide a similar economic effect to cost-of-service rate regulation.

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

223 National Grid plc Annual Report and Accounts 2023/24

The business in detail continued

US regulatory revenue requirement


Capex and RoE
Cost of service
X allowed RoE
RoE
Interest
X cost of debt
A
B
C
D
E
F
G
H
I
J

A Rate base
B Debt
C Equity
D Return
E Controllable costs
F Non-controllable costs
G Depreciation
H Taxes
I Lagged recoveries
J Allowed revenue

US regulatory filings

The objectives of our rate case filings are to make sure we have the right cost of service and are able to earn a fair and reasonable rate of return, while providing a safe, reliable and affordable service. To achieve these objectives and reduce regulatory lag, we have been successful in many cases in obtaining relief, such as:

- revenue-decoupling mechanisms;
- capital trackers;
- commodity-related bad debt true-ups;
- pension and other post-employment benefit true-ups, separately from base rates; and
- performance-based frameworks such as incentives and multi-year plans.

We explain these terms in the table on page 225.

Recent developments in rate filings and the regulatory environment are:

New York

- A joint proposal, setting forth a three-year rate plan for Niagara Mohawk, was approved by the NYPSC in January 2022.
- A joint proposal setting forth a three-year rate plan for KEDNY and KEDLI was filed with the NYPSC in April 2024.

Massachusetts

- In November 2018, we made a full rate case filing for Massachusetts Electric Company and Nantucket Electric Company which resulted in a five-year performance-based ratemaking plan in September 2019.
- In November 2020, we made a full rate case filing for Boston Gas Company resulting in a five-year performance-based ratemaking plan in September 2021.

Massachusetts

Massachusetts Electric Company and Nantucket Electric Company rate cases

On 16 November 2023, we filed a petition for an increase in electric base distribution rates for Massachusetts Electric Company and Nantucket Electric Company with the MADPU.

The proposed overall increase to distribution revenues is approximately $132 million, which represents an approximately 12.7% increase in distribution revenue. The filing also includes a proposed Comprehensive Performance and Investment (CPI) Plan that seeks to (i) implement a five-year performance-based ratemaking (PBR) mechanism for operation and maintenance costs only, which would allow the adjustment of base distribution rates on an annual basis through the application of a revenue-cap mathematical formula; and (ii) implement an Infrastructure, Safety, Reliability and Electrification (ISRE) reconciling mechanism to recover investments in core capital projects necessary to provide safe and reliable electric distribution service to customers.

The ISRE reconciling mechanism also proposes to recover investments in the capital projects necessary to execute Massachusetts Electric Company and Nantucket Electric Company's ESMP and expenses that fall under the ESMP to the extent such investments and expenses are approved by the MADPU in a separately docketed proceeding. Massachusetts Electric Company and Nantucket Electric Company also propose a series of incentives and penalties associated with progress and performance under the PBR mechanism and with respect to the core capital projects under the ISRE reconciling mechanism. Additional proposals include rate design proposals including a multi-tiered, low-income discount based on income levels, and an electrification pricing option for certain residential customers. The effective date of the propsed rate increase is 1 October 2024.

Boston Gas Company rate case

On 30 September 2021, the MADPU issued an order in Boston Gas Company's most recent rate case. The MADPU decision: (1) allowed an increase in base revenues of $144.86 million, as compared with the request for $220.74 million; (2) authorised an RoE of 9.7%, raised from the previous RoE of 9.5%; (3) authorised a capital structure of 53.44% equity and 46.56% debt; and (4) allowed for recovery of the costs of 133 new, incremental full-time employees. The decision also approved the Boston Gas Company's proposed five-year performance-based ratemaking plan which adjusts distribution rates annually based on a predetermined formula. Boston Gas Company had also presented its Future of Heat proposals to address Massachusetts' ambitious greenhouse gas emissions reduction goals. These proposals are innovative programmes and demonstration projects that the Boston Gas Company has developed to reduce emissions, promote gas demand response, and encourage the development of sustainable heating options and new technologies to advance low-carbon heating solutions. Ultimately, the MADPU elected to remove our Future of Heat proposals from the rate case without prejudice for their consideration as part of other proceedings. Subsequently, on 15 December 2021, the MADPU approved the Boston Gas Company's geothermal district energy demonstration programme for five years with a budget of $15.6 million.

224
National Grid plc Annual Report and Accounts 2023/24

Additional Information

New York

Downstate New York 2023 rate cases – KEDNY and KEDLI

KEDNY and KEDLI filed rate cases with the NYPSC on 28 April 2023 seeking to update our allowed revenues to reflect our cost of service more closely, while maintaining affordable energy for customers. A joint proposal setting forth a three-year rate plan for KEDNY and KEDLI was filed with the NYPSC on 9 April 2024 setting forth overall annual revenue requirement increases, including $444 million for KEDNY and $246.5 million for KEDLI for the year ending on 31 March 2025. The joint proposal reflects $1.57 billion in capital investments for KEDNY and KEDLI in the first rate year to modernise KEDNY and KEDLI's gas infrastructure to implement safety improvements, enhance reliability and resilience, replace ageing and leak-prone facilities, and reduce methane emissions. The joint proposal aligns with our 2050 vision to support a sustainable and affordable path towards a low-carbon energy future. Additionally, the joint proposal includes initiatives to expand low-income and energy-efficiency programmes, fund renewable natural gas projects, and enhance customer service.

Our current rate plan will be applicable until this rate proceeding concludes.

Summary of US price controls and rate plans


2020
2021
2022
2023
2024
2025
2026

		Rate base (31 Mar 2024)	Equity-to-debt ratio	Allowed Return on Equity	Achieved Return on Equity (31 Mar 2024)	Revenue decoupling†	Capital tracker‡	Commodity-related bad debt true-up§	Pension/OPEB true-up◊
NYPSC	Niagara Mohawk[1,5] (upstate, electricity)	$8,317m	48:52	9.0%	8.1%	✓	P	P	✓
	Niagara Mohawk (upstate, gas)	$1,765m	48:52	9.0%	6.0%	✓	P	P	✓
	KEDNY (downstate)[2,6]	$6,454m	48:52	8.8%	8.9%	P	P	P	✓
	KEDLI (downstate)[3]	$4,149m	48:52	8.8%	9.7%	P	P	P	✓
Massachusetts Department of Public Utilities	Massachusetts Electric/Nantucket Electric[5]	$3,541m	53:47	9.6%	7.6%	✓	P	✓	✓
	Massachusetts Gas[5]	$4,758m	53:47	9.7%	9.2%	✓	P	P	✓
Federal Energy Regulatory Commission	Canadian Interconnector/Other[4]	$48m	65:35	11.1%	11.1%	n/a	✓	n/a	✓
	New England Power	$2,645m	60:40	10.6%	11.1%	n/a	✓	n/a	✓

1. Both transmission and distribution, excluding stranded costs.
2. KeySpan Energy Delivery New York (the Brooklyn Union Gas Company).
3. KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation).
4. Equity ratio and Return on Equity values are for the Canadian Interconnector only.
5. The chart shows the anticipated date rates are to be in effect.
6. National Grid, Department of Public Service Staff, and other settling parties filed a Joint Proposal for a three-year rate plan beginning 1 April 2024 and ending 31 March 2027. The settlement was filed on 9 April 2024 with an agreed upon 9.35% return on equity. A final decision from the NYPSC is expected later this year.

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

225
National Grid plc Annual Report and Accounts 2023/24

Internal control and risk factors

Disclosure controls

Our management, including the Chief Executive and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31 March 2024.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives; however, their effectiveness has limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Even effective disclosure controls and procedures provide only reasonable assurance of achieving their objectives.

Based on the evaluation, the Chief Executive and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance. The information required for disclosure in the reports that we file and submit under the Securities Exchange Act 1934 is recorded, processed, summarised and reported as and when required and that such information is accumulated and communicated to our management, including the Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Internal control over financial reporting

Our management, including the Chief Executive and Chief Financial Officer, have carried out an evaluation of our internal control over financial reporting pursuant to the Disclosure Guidance and Transparency Rules (DTR) and section 404 of the SOx Act. As required by section 404, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rules 13(a) – 5(f) and 15(d) – 15(f) under the Securities Exchange Act 1934).

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

Management's evaluation of the effectiveness of the Company's internal control over financial reporting was based on the revised Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Using this evaluation, management concluded that our internal control over financial reporting was effective as at 31 March 2024.

Deloitte LLP, which has audited our consolidated financial statements for the year ended 31 March 2024, has also audited the effectiveness of our internal control over financial reporting.

During the year, there were no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk factors

Management of our risks is an important part of our internal control environment, as we describe on pages 226 – 231. In addition to the principal risks listed, we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Any investment decision regarding our securities and any forward looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on page 264. An overview of the key inherent risks we face is provided on the pages that follow.

Risk factors

Operational risks

Cyber or physical security breaches

Cyber or physical security breaches may impact our ability to operate our networks, initiate the loss of critical operating or confidential data and expose us to significant liabilities.

As an owner and operator of critical infrastructure assets, we are subject to cyber and physical threats, including from parties who wish to disrupt our operations. In response to the conflict in Ukraine, the UK government warned of heightened cyber threat to national infrastructure, and there can be no certainty that our security measures will be sufficient to prevent breaches from wherever they originate.

Malicious attack, sabotage or other intentional acts may also damage our assets (which include critical national infrastructure), systems or data or otherwise significantly affect corporate activities and, as a consequence, have a material adverse impact on our reputation, business, results of operations and financial condition. The third-party technology systems, hardware, software, and technical applications and platforms which we use may also be subject to attempts to disrupt the services they provide to us or used as a conduit to attack us.

Unauthorised access to, or deliberate breaches of, our IT systems may also lead to manipulation of our proprietary business data or customer information. Unauthorised access to private customer information may make us liable for a violation of data privacy regulations, which may in turn expose us to significant regulatory fines or liabilities. Even where we establish business continuity controls and security against threats to our systems, these may not be sufficient. As threats related to cyber security develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations and financial condition.

226 National Grid plc Annual Report and Accounts 2023/24

Additional Information

Potentially harmful activities

Aspects of our activities could potentially harm employees, contractors, members of the public or the environment.

Various potentially hazardous activities arise in connection with our business. For example, electricity and gas utilities typically use and generate hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so.

A significant safety or environmental incident, a catastrophic failure of our assets or a failure of our safety processes or of our occupational health plans, as well as the breach of our regulatory or contractual obligations or our climate change targets, could materially adversely affect our results of operations and our reputation.

Safety is a fundamental priority for us, and we commit significant resources and expenditure to process safety and to monitoring personal safety, occupational health and environmental performance, and to meeting our obligations under negotiated settlements.

We are subject to laws and regulations in the UK and US governing health and safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities, as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials, which are subject to change in the future.

These expose us to costs and liabilities relating to our operations and properties, including those inherited from predecessor bodies, whether currently or formerly owned by us, and sites used for the disposal of our waste.

The cost of future environmental remediation obligations is often inherently difficult to estimate, and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and related reporting requirements, which are subject to significant change, and are affected by requirements to reduce our own carbon emissions as well as to enable a reduction in energy use by our customers. If more onerous requirements are imposed on our own operating and reporting requirements or our ability to recover these costs under regulatory frameworks changes, then this could have a material adverse impact on our business, reputation, results of operations and financial position.

Infrastructure and systems

We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure or technology or a lack of supply, including as a result of bulk power system failure.

Operational performance could be materially adversely affected by a failure to maintain the health of our assets or networks, inadequate forecasting of demand, inadequate record keeping or control of data, as well as third-party energy generators, including upstream failure or inability to produce adequate or reliable supply. Such events, in turn, could cause us to fail to meet agreed standards of service, incentive and reliability targets, or to be in breach of a licence, approval, regulatory requirement or contractual obligation. Even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.

Where demand for electricity or gas exceeds supply, including where we do not adequately forecast and respond to disruptions in energy supplies, and our balancing mechanisms are not able to mitigate this fully, a lack of supply to consumers may damage our reputation.

In addition to these risks, we may be affected by other potential events that are largely outside our control, such as the impact of weather (including as a result of climate change and major storms), unlawful or unintentional acts of third parties, outbreaks of hostilities or terrorist acts, insufficient or unreliable supply, or force majeure.

These items can affect financial performance, and we disclose in our underlying results to reflect, among other items, major storm costs that are recoverable in future periods where these are in excess of $100 million (in aggregate) in the financial year. Severe weather that causes outages or damages infrastructure, together with our actual or perceived response, could materially adversely affect operational and potentially business performance and our reputation.

Our insurance coverage may not cover all of the costs and liabilities we incur as the result of any damage or disruptions, including from these types of events outside our control, which in addition to any of the factors mentioned above may materially and adversely impact our business, results of operations and financial condition.

Reliance on IT Systems

A failure of our information technology infrastructure could adversely impact our business and results of operations.

We rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to changing needs. Our systems may be vulnerable to damage from a variety of attacks or disruptions (including cyber-attacks), natural disasters, failures in hardware or software (including disruption to information systems of supporting technology, the possibility of obsolescence and the risk of serial defects on technology implemented by the Group), power fluctuations, unauthorised access to data and systems, loss or destruction of data (including confidential client information), human error, and other similar disruptions. Not all of these sources of threat are within our control, including fraud or malice on the part of third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, outbreaks of hostilities, or terrorist acts. In addition we rely on third parties to support the operation of our IT hardware, software infrastructure and software-as-a-service applications, and cloud services. The security and privacy measures implemented by such third parties may not be sufficient to identify or prevent disruptions or cyber-attacks.

We cannot give assurance that any security measures we have implemented or may in the future implement will be sufficient to identify and prevent or mitigate such disruptions. Maintenance of these IT systems is important for our ongoing service delivery, and investment may be required in the future to further develop our IT capabilities and to protect against disruptions or security breaches in the future.

The failure of our IT systems or those of our vendors to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, potentially significant reputational harm, increased overhead costs and loss of important information, and regulatory fine or other liability, any of which could have a material adverse effect on our business and results of operations. In addition, significant disruptions or breaches may require remedial steps to be taken, which could require us to incur significant costs. Although we maintain business continuity and/or disaster recovery plans, they may not in all circumstances be effective to timely resolve issues resulting from a disruption.

227 National Grid plc Annual Report and Accounts 2023/24

Internal control and risk factors continued

Supply chain disruptions

Supply chain disruption may materially and adversely affect our results of operations.

We may be impacted by supply chain disruptions and shortages of materials, equipment, labour and other resources that are critical to our business operations, including the delivery of major projects. Long lead times for critical equipment, network components and replacement parts could restrict the availability and delay the construction, maintenance or repair of items that are needed to support our normal operations and may result in prolonged customer outages, which could in turn lead to unrecovered costs for such service interruptions. Demand for electric equipment is increasing due to utilities' efforts to meet clean energy goals, planned capital expenditure projects and in order to prepare for more frequent extreme weather events at a time when manufacturing capacity and supply are decreasing.

Prices of materials, equipment, transportation and other resources have increased as a result of these supply chain disruptions and shortages and may furthermore continue to increase as a result of inflation.

A prolonged continuation or a further increase in the severity of supply chain and inflationary pressures could result in additional increases in the cost of certain goods, services and cost of capital, and may lead to projects delays, which may materially and adversely impact our business, results of operations and financial condition.

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

To the extent that counterparties are contracted with us for physical commodities (gas and electricity) and they experience events that impact their own ability to deliver, we may suffer supply interruption.

There is also a risk to us where we invest excess cash or enter into derivatives and other financial contracts with banks or other financial institutions. Banks that provide us with credit facilities may also fail to perform under those contracts.

Investment projects

Our capital investment projects are subject to a number of risks and uncertainties, including availability of supplies and personnel, cost and scheduling oversight, and regulatory requirements, approvals and consents.

Our regulated utility businesses are highly capital intensive, and require significant ongoing investments in network infrastructure including generation, transmission and distribution technologies and projects necessary to achieve our own, and wider, environmental goals.

The successful completion of any such project depends on, or could be affected by, a variety of factors, including: effective cost and schedule management of the projects; availability of qualified construction personnel, both internal and contracted; changes in commodity and other prices, applicable tariffs, and/or availability of supplies, materials and equipment needed for undertaking such projects and maintaining assets once in use; governmental approvals and consents, permitting and planning; clarity in regulatory requirements and expectations, including open communication with regulators and relevant stakeholders throughout the planning, approval, investment and operational stages; changes in environmental, legislative and regulatory requirements; regulatory cost recovery; inflation, including of labour rates; increases in lead times; and disruptions in supply chain distribution.

In 2022, Ofgem announced its Accelerated Strategic Transmission Investment (ASTI) framework, aimed at achieving the UK government's ambition of connecting 50 GW of offshore wind by 2030. Delivery of the 17 ASTI projects awarded to National Grid is expected to require an increase in the annual level of capital investment over the next decade. Our capacity to meet our commitments under the ASTI framework depends on a number of factors, including: the timely progression of awarded projects (including the planning stages and receipt of relevant approvals and consents); avoidance of significant supply chain disruptions and the continued availability of critical components; access to necessary labour and our ability to execute the relevant projects in line with regulatory standards and expectations.

We also plan to undertake significant capital investments in the US, including various renewable investment projects and leak-prone pipe replacements, further electric sector modernisation plans in Massachusetts, the Propel NY Energy Transmission Project in New York (a collaboration between The New York Power Authority and New York Transco, a joint venture between National Grid Ventures, Avangrid, Central Hudson, and Con Edison), and investments in furtherance of New York's Climate Leadership and Community Protection Act (CLCPA).

Adverse events associated with any of the factors set out above could materially impact our ability to achieve the benefits of such projects, including our ability to comply with licensing and regulatory requirements and to further our own, and the relevant governmental, net zero targets and commitments.

Pandemics and epidemics

We face risks related to health epidemics and other outbreaks.

As seen in the context of COVID-19, pandemics and their associated countermeasures may affect countries, communities, supply chains and markets, including the UK and our service territory in the US. The spread of such pandemics could have adverse effects on our workforce, which could affect our ability to maintain our networks and provide service. In addition, disruption of supply chains could adversely affect our systems or networks.

Pandemics can also result in extraordinary economic circumstances in our markets which could negatively affect our customers' ability to pay their invoices in the US or the charges payable to the suppliers for transmission and distribution services in the UK. Measures such as the suspension of debt collection and customer termination activities across our service area in response to such pandemics are likely to result in near-term lower customer collections, and could result in increasing levels of bad debt and associated provisions.

The extent to which pandemics may affect our liquidity, business, financial condition, results of operations and reputation will depend on future developments, which are highly uncertain, and will depend on the severity of the relevant pandemic, the scope, duration, cost to us and overall economic impact of actions taken to contain it or treat its effects.

228 National Grid plc Annual Report and Accounts 2023/24

Additional Information

Strategic risks

Climate change commitments and targets

If we fail to meet our regulatory obligations, commitments or targets in relation to climate change and the energy transition, our reputation and business may be materially and adversely affected.

We have set ambitious climate performance targets and commitments, including on reductions to greenhouse gas emissions, and we aim to deliver critical infrastructure necessary to achieve wider climate change objectives. If we are unable to identify and/or deliver upon actions necessary to meet such targets, including due to third-party action or inaction, this could undermine our ability to deliver our clean energy transition strategy, subject us to accusations of (or legal challenges related to) greenwashing, damage our reputation and limit our ability to influence future energy policy. Achievement of our climate commitments and targets is subject to risks and uncertainties, many of which are outside of our control and depend on, among other factors, investment and changes in operating practices by other energy sector participants, in particular risks related to generation of electricity by third parties and advances in technology and regulatory requirements that could impact how individuals and households use electricity, as well as regulatory, commercial and social trends in the jurisdictions where we operate.

These risks and uncertainties include, but are not limited to, the availability and cost of alternative fuels, global electrical charging infrastructure, off-site renewable energy and other materials and components; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis, such as carbon sequestration, hydrogen blending (and other uses of hydrogen) and/or other related processes; labour-related regulations and requirements that restrict or prohibit our ability to impose requirements on third-party contractors; customer acceptance of sustainable supply chain solutions; and the consummation of an acquisition of, or merger with, another company that has not adopted similar goals or whose progress toward reaching its goals is not as advanced as ours.

Failure to achieve or maintain our climate performance targets, credentials and leadership may result in significant reputational harm, damage our relationship with key stakeholders, or result in regulatory enforcement and fines.

We measure and report on certain climate-related metrics where required by regulation, as well as for strategic and management purposes. The processes involved in formulating and reporting against our climate and emissions targets are complex, and are subject to significant uncertainties, including with respect to the methodology, collection and verification of data, underlying estimates and assumptions, and the use of third-party information. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories, and the climate scenarios employed in relation to climate metrics (and the models that analyse such scenarios) have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty and cannot fully capture all of the potential effects of climate, policy and technology driven outcomes. In addition, climate change and emissions data, models and methodologies are relatively new, rapidly evolving and have not historically been subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles as financial and other information. As a result, such data may subsequently be determined to be erroneous, and implementing systems to meet regulatory requirements may be complex, require significant investment or impose additional demands on management time.

If our climate-related practices, reporting, regulatory compliance and performance do not meet investor or other stakeholder expectations, we could be subject to significant fines or penalties and our reputation and consequently our financial performance may be materially and adversely affected.

Law, regulation and political and economic uncertainty

Changes in law or regulation, or decisions by governmental bodies or regulators and increased political and economic uncertainty, could adversely affect us in a material way.

Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent, as well as legislation introduced to facilitate the attainment of net zero emissions targets, and decisions of governmental bodies or regulators in the countries or states in which we operate could materially adversely affect us. In addition, regulatory priorities may change following elections, the effects of which remain highly uncertain. In the longer term, significant changes to law or regulation regarding usage of electricity or gas in jurisdictions where we operate or on our operating activities could limit the return expected on investment or regulated assets. More widely, the impacts of international political and economic uncertainty and disruption could also have a material adverse consequence on us. We may fail to deliver any one of our customer, investor and wider stakeholder propositions due to increased political and economic uncertainty.

Decisions or rulings concerning the following (as examples) could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future:

- the RIIO (revenue = incentives + innovation + outputs) framework established by Ofgem, including the implementation of the RIIO-T2 and RIIO-ED2 price controls and upcoming determination of RIIO-T3 and RIIO-ED3 in the UK;
- the implementation of and periodic determination of US rate plans;
- whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner, or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and
- timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change and of advancing energy technologies, whether aspects of our activities are contestable, and the level of permitted revenues and dividend distributions for our businesses.

In October 2023, Ofgem published its decision on the Future Systems and Networks Regulation consultation, which confirmed Ofgem's framework for RIIO-3 price controls expected to commence from 1 April 2026, and in March 2024 concluded its Sector Specific Methodology Consultation for the RIIO-T3 price control period. The outcome of such consultation could have a significant impact on our permitted returns in the five years starting on 1 April 2026, our results of operations, cash flows and financial condition.

For further information, see pages 220 – 225, which explain our regulatory environment in detail.

229 National Grid plc Annual Report and Accounts 2023/24

Shareholder information

Articles of Association

The following description is a summary of the material terms of our Articles of Association (Articles) and applicable English law. It is a summary only and is qualified in its entirety by reference to the Articles.

The Articles set out the Company's internal regulations. Copies are available on our website at **nationalgrid.com/corporate-governance** and upon request. Amendments to the Articles have to be approved by at least 75% of those voting at a general meeting of the Company. Subject to company law and the Articles, the Directors may exercise all the powers of the Company. They may delegate authorities and decision making and the day-to-day management to individual Executive Directors and Committees on page 77.

General

The Company is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. Under the Companies Act 2006, the Company's objects are unrestricted.

Directors

Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act 2006, the Articles allow non-conflicted Directors to authorise a conflict or potential conflict for a particular matter. In doing so, the non-conflicted Directors must act in a way they consider, in good faith, will most likely promote the success of the Company for the benefit of the shareholders as a whole.

The Directors (other than a Director acting in an executive capacity) are paid fees for their services. In total, these fees must not exceed £2 million per year, or any higher sum decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of the Company, or goes or lives abroad on the Company's behalf. Directors may also receive reimbursement for expenses properly incurred and may be awarded pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee. Further details of Directors' remuneration are set out in the Directors' Remuneration Report (see pages 98 – 114).

The Directors may exercise all the powers of National Grid to borrow money. However, the aggregate principal amount of all the Group's borrowings outstanding at any time must not exceed £55 billion or any other amount approved by shareholders by an ordinary resolution at a general meeting.

Directors can be appointed or removed by the Board or shareholders at a general meeting. Directors must stand for election at the first AGM following their appointment to the Board and the Articles provide that they must be recommended by the Board or the Company must have received written confirmation of their willingness to act as Director. Under the Articles, each Director must retire at least every three years and be eligible for re-election should they wish to continue to serve. In accordance with the Code, all Directors wishing to continue in office currently offer themselves for re-election annually. No person is disqualified from being a Director or is required to vacate that office by reason of attaining a maximum age.

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

Subject to these points, shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but not exceeding the amount recommended by the Board. The Board may pay interim dividends if it considers that the Company's financial position justifies the payment. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to the Company, and the Articles clarify that the Company may use such unclaimed dividends for the Company's benefit as the Directors may think fit.

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

Liquidation rights

In a winding up, a liquidator may (in each case with the sanction of a special resolution passed by the shareholders and any other sanction required under English law): (1) divide among the shareholders the whole or any part of National Grid's assets (whether the assets are of the same kind or not) – the liquidator may, for this purpose, value any assets and determine how the division should be carried out as between shareholders or different classes of shareholders; or (2) transfer any part of the assets to Trustees on trust for the benefit of the shareholders as the liquidator determines. In neither case will a shareholder be compelled to accept assets upon which there is a liability.

Restrictions

There are no restrictions on the transfer or sale of ordinary shares. Some of the Company's employee share plans, details of which are contained in the Directors' Remuneration Report on pages 98 – 114, include restrictions on the transfer of ordinary shares while the ordinary shares are subject to the plan. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the ordinary shares but not the registered owner, the voting rights may be exercised by the registered owner at the direction of the participant. Treasury shares do not attract a vote or dividends.

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

General meetings

AGMs must be convened each year within six months of the Company's accounting reference date upon 21 clear days' advance written notice. Under the Articles, any other general meeting may be convened provided at least 14 clear days' written notice is given, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a general meeting by shorter notice. The notice must specify, among other things, the nature of the business to be transacted and the place, the date and the time of the meeting. The 2024 AGM will be held as a combined physical and electronic meeting. Shareholders should monitor our website at **nationalgrid.com/investors** for any updates to the arrangements for the AGM.

Rights of non-residents

There are no restrictions under the Articles that would limit the rights of persons not resident in the UK to vote in relation to ordinary shares.

232 National Grid plc Annual Report and Accounts 2023/24

Additional Information

Depositary payments to the Company

The Bank of New York Mellon (the 'Depositary') reimburses the Company for certain expenses it incurs in relation to the ADS programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual financial reports, printing and distributing dividend cheques, the electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors.

For the period 17 May 2023 to 22 May 2024, the Company received a total of $1,606,944.69 in reimbursements from the Depositary consisting of $1,063,845.97 and $543,098.72 received on 18 September 2023 and 25 March 2024 respectively. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company.

Any questions from ADS holders should be directed to the Depositary at the contact details on page 263.

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

The Company's Deposit agreement under which the ADSs are issued allows a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2023/24 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to distribution of the cash dividend.

Persons depositing or withdrawing shares must pay:	For:
$5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the Deposit agreement terminates; and distribution of securities distributed to holders of deposited securities that are distributed by the Depositary to ADS holders.
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit agreement); and converting foreign currency to dollars.
Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADS or share underlying an ADS - for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

Documents on display

National Grid is subject to the US SEC reporting requirements for foreign companies. The Company's Form 20-F and other filings can be viewed on the website as well as the SEC website at sec.gov.

Events after the reporting period

On 22 May 2024, the Board resolved to offer a fully underwritten Rights Issue to raise gross proceeds of approximately £7 billion (see page 9).

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in Taxation on pages 236 and 237 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

233 National Grid plc Annual Report and Accounts 2023/24

Shareholder information continued

Share information

National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG. The ADSs are listed on the New York Stock Exchange under the symbol NGG.

As at 22 May 2024, the share capital of the Company consists of 3,967,138,214 ordinary shares of $12^{204}/_{473}$ pence nominal value each and ADSs, which represent five ordinary shares each.

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

Other than as stated below as far as we are aware, there are no persons with significant direct or indirect holdings in the Company. Information provided pursuant to FCA's DTR is published on the Regulatory Information Service and on the Company's website.

The UK City Code on Takeovers and Mergers imposes strict disclosure requirements regarding dealings in the securities of an offeror or offeree company, and also on their respective associates, during the course of an offer period. Other regulators in the UK, US and elsewhere may have, or assert, notification or approval rights over acquisitions or transfers of shares.

Material interests in shares

As at 31 March 2024, National Grid plc had received notice, under the DTRs, in respect of the following holdings of 3% or more of the voting rights in its issued ordinary share capital:

	Number of ordinary shares	% of voting rights[1]	Date of last notification of interest
BlackRock, Inc.	254,134,567	6.88	30 November 2023
Bank of America Corporation	216,654,059	5.89	7 June 2023
The Capital Group Companies, Inc.	182,521,721	4.99	8 September 2022

1. This number is calculated in relation to the issued share capital at the time the holding was disclosed.

As at 22 May 2024, no further notifications have been received.

The rights attached to ordinary shares are detailed on page 233. All ordinary shares and all major shareholders have the same voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled.

Authority to purchase shares

Shareholder approval was given at the 2023 AGM to purchase up to 10% of the Company's share capital (being 367,817,773 ordinary shares). The Directors will seek shareholder approval to renew this authority at the 2024 AGM.

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

At the 2023 AGM, the Company sought authority to purchase ordinary shares in the capital of the Company as part of the management of the dilutive effect of share issuances under the scrip dividend scheme. During the year, the Company did not purchase any of its own shares, and does not expect to do so whilst delivering strong asset growth.

	Number of shares	Total nominal value	% of called up share capital
Shares held in Treasury purchased in prior years[1]	253,848,927	£31,556,695.36 [2]	6.46 [1]
Shares purchased and held in Treasury during the year	—	—	—
Shares transferred from Treasury during the year (to employees under employee share plans)	6,457,895	802,799.63	0.16 [3]
Maximum number of shares held in Treasury during the year[4]	253,848,927	£31,556,695.36 [2]	6.40 [3]

1. Called-up share capital: 3,930,371,661 ordinary shares as at 31 March 2023.
2. Nominal value: $12^{204}/_{473}$ pence per ordinary share.
3. Called-up share capital: 3,967,138,214 ordinary shares as at the date of this report.
4. Maximum number of shares held in Treasury during the year as at 31 March 2024.

As at 22 May 2024, the Company's issued share capital comprised 3,967,138,214 ordinary shares including 245,598,853 ordinary shares held in treasury. This represented 6.19% of the Company's called-up share capital.

234 National Grid plc Annual Report and Accounts 2023/24

Additional Information

Authority to allot shares

Shareholder approval was given at the 2023 AGM to allot shares of up to one third of the Company's share capital. The Directors are seeking a similar authority this year. The Directors consider that the Company will have sufficient flexibility with this level of authority to respond to market developments and that this authority is in line with investor guidelines.

Other than the Rights Issue, the Directors currently have no intention of issuing new shares, or of granting rights to subscribe for or to convert any security into shares, except in relation to, or in connection with, the operation and management of the Company's Scrip Dividend Scheme and the exercise of options under the Company's employee share plans. No issue of shares will be made that would effectively alter control of the Company without the sanction of shareholders in a general meeting.

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

Shareholder analysis

The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2024:

	Number of shareholders	% of Shareholders[1]	Number of shares	% of shares[1]
1 – 50	126,529	19.80	3,951,473	0.10%
51 – 100	160,244	25.08	11,265,974	0.28%
101 – 500	273,010	42.72	57,602,885	1.45%
501 – 1,000	39,294	6.15	27,292,457	0.69%
1,001 – 10,000	37,315	5.84	91,146,916	2.30%
10,001 – 50,000	1,531	0.24	28,584,621	0.72%
50,001 – 100,000	201	0.03	14,274,195	0.36%
100,001 – 500,000	460	0.07	109,401,059	2.76%
500,001 – 1,000,000	135	0.02	97,580,250	2.46%
1,000,001+	310	0.05	3,526,038,384	88.88%
Total	639,029	100.00%	3,967,138,214	100.00%

1. Percentages have been rounded to two decimal places.

235 National Grid plc Annual Report and Accounts 2023/24

Shareholder information continued

Taxation

This section provides information about certain US federal income tax and UK tax consequences for US Holders (defined below) of owning ADSs and ordinary shares. A US Holder is the beneficial owner of ADSs or ordinary shares who:

- is for US federal income tax purposes (1) an individual citizen or resident of the US; (2) a corporation created or organised under the laws of the US, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to US federal income tax without regard to its source; or (4) a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes;
- is not resident in the UK for UK tax purposes; and
- does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK.

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
- persons who have ceased to be US citizens or lawful permanent residents of the US; and
- US Holders whose functional currency is not the US dollar.

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

US Holders of ADSs generally will be treated as the owners of the ordinary shares represented by those ADSs for US federal income tax purposes. For the purposes of the Tax Convention, the Estate Tax Convention and UK tax considerations, this discussion assumes that a US Holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. HMRC has stated that it will continue to apply its longstanding practice of treating a holder of ADSs as holding the beneficial interest in the ordinary shares represented by the ADSs; however, we note that this is an area of some uncertainty and may be subject to change.

US Holders should consult their own advisors regarding the tax consequences of buying, owning and disposing of ADSs or ordinary shares depending on their particular circumstances, including the effect of any state, local or other tax laws.

Taxation of dividends

The UK does not currently impose a withholding tax on dividends paid to US Holders.

US Holders should assume that any cash distribution paid by the Depositary for ADSs with respect to ADSs or ordinary shares will be reported as dividend income for US federal income tax purposes. While dividend income received from non-US corporations is generally taxable to a non-corporate US Holder as ordinary income for US federal income tax purposes, dividend income received by a non-corporate US Holder from us generally will be taxable at the same favourable rates applicable to long-term capital gains provided (1) either: (a) we are eligible for the benefits of the Tax Convention or (b) ADSs or ordinary shares are treated as 'readily tradable' on an established securities market in the US; and (2) we are not, for our taxable year during which the dividend is paid or the prior year, a passive foreign investment company for US federal income tax purposes, and certain other requirements are met. We expect that our shares will be treated as 'readily tradable' on an established securities market in the US as a result of the trading of ADSs on the New York Stock Exchange (NYSE). We also believe we are eligible for the benefits of the Tax Convention.

Based on our audited financial statements and the nature of our business activities, we believe that we were not treated as a Passive Foreign Investment Company (PFIC) for US federal income tax purposes with respect to our taxable year ended 31 March 2024. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and the nature of our business activities, we do not anticipate becoming a PFIC in the foreseeable future.

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

236 National Grid plc Annual Report and Accounts 2023/24

Other disclosures

All-employee share plans

The Company has a number of all-employee share plans as described below, which operated during the year. These allow UK- or US-based employees to participate in tax-advantaged plans and to become shareholders in National Grid.

UK Sharesave

UK employees are eligible to participate in the Sharesave Plan. Under this plan, participants may contribute between £5 and £500 each month, for a fixed period of three years, five years, or both. Contributions are taken from net salary. At the end of the fixed period, participants may use their savings to purchase ordinary shares in National Grid plc at a 20% discounted option price, which is set at the time of each Sharesave launch.

UK Share Incentive Plan (SIP)

UK employees are eligible to participate in the SIP. Contributions up to £150 per month are deducted from participants' gross salary and used to purchase National Grid plc ordinary shares each month. The shares are placed in a UK resident trust and are available to the individual with tax advantages after a five-year period.

US Employee Stock Purchase Plan (ESPP)

Employees of National Grid's participating US companies are eligible to participate in the ESPP (commonly referred to as a 423b plan). Eligible employees have the opportunity to purchase ADSs in National Grid on a monthly basis at a 15% discounted price of the Fair Market Value (FMV). Under the plan, employees may contribute up to 20% of base pay each year, up to a maximum annual contribution of $21,250, to purchase $25,000, worth of ADSs at FMV.

US Incentive Thrift Plan

The Thrift Plan is open to all US employees of participating National Grid companies; this is a tax-advantaged savings plan (commonly referred to as a 401(k) plan). This is a defined contribution pension plan that gives participants the opportunity to invest up to applicable federal salary limits. The federal limits for calendar year 2023 were: for pre-tax contributions or Roth 401(k) after tax contributions, a maximum of 50% of salary limited to $22,500 for those under the age of 50 and $30,000 for those aged 50 and above; and for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax, Roth 401(k) and after tax) could not exceed 50% of compensation. The total amount of employee and employer contributions collectively were subject to the federal annual contribution limit of $66,000 for those under the age of 50 and $73,500 for those aged 50 and above. For the calendar year 2024, participants may invest up to the applicable federal salary limits: for pre-tax contributions or Roth 401(k) after tax contributions, this is a maximum of 50% of salary limited to $23,500 for those under the age of 50 and $30,500 for those aged 50 and above; for post-tax contributions, this is up to 15% of salary.

The total amount of employee contributions (pre-tax, Roth 401(k) and after tax) could not exceed 50% of compensation. The total amount of employee and employer contributions collectively were subject to the federal annual contribution limit of $69,000 for those under the age of 50 and $76,500 for those aged 50 and above. New contributions or exchanges into the National Grid ADR Fund within the plan is limited to 20% of a participant's account balance.

Change of control provisions

No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2024, the Company had borrowing facilities of £6.1 billion available to it with a number of banks, which, on a change of control of the Company following a takeover bid, may alter or terminate. All of the Company's share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. In the event of a change of control of the Company, a number of governmental and regulatory consents or approvals are likely to be required, arising from laws or regulations of the UK or the US. Such consents or approvals may also be required for acquisitions of equity securities that do not amount to a change of control.

No other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid are considered to be significant in terms of their potential impact on the business as a whole.

Code of Ethics

The Board has adopted a Code of Ethics. The Group's Code of Ethics is available on our website and was updated this year.

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

The NYSE rules require a separate audit committee composed of at least three independent members. While the Company's Audit & Risk Committee exceeds the NYSE's minimum independent Non-executive Director membership requirements, it should be noted that the quorum for a meeting of the Audit & Risk Committee, of two independent Non-executive Directors, is less than the minimum membership requirements under the NYSE rules.

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

Directors' indemnity and Directors' and Officers' liability insurance

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

238

National Grid plc Annual Report and Accounts 2023/24

Additional Information

when they were Directors of the Company. Alongside these indemnities, the Company places Directors' and Officers' liability insurance cover for each Director. To the extent appropriate and required, similar indemnities have also been given to Directors of subsidiary and other associated companies, who also benefit from Directors' and Officers' liability insurance cover.

Employees

We negotiate with recognised unions. It is our policy to maintain well-developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past three years. National Grid believes that it can conduct its relationships with trade unions and employees in a satisfactory manner. Further details on the Company's colleagues can be found on page 40.

Human rights and modern slavery

As a responsible, purpose-led company, the way in which we conduct ourselves allows us to build trust with the people we work with by doing things in the right way, building our reputation as a responsible and ethical company. National Grid does not have direct operations in countries of high concern with respect to human rights. Nevertheless, we published our first human rights policy in August 2023. This policy conveys how respect for human rights is incorporated into our employment practices and our values, and our approach to addressing potential human rights risks is further detailed in our Modern Slavery Statement, which can be found on our website.

Our Supplier Code of Conduct sets out our expectations to respecting, protecting and promoting human rights. This includes alignment to the UN Guiding Principles, the 10 Principles of the United Nations Global Compact (UNGC), the International Labour Organization (ILO) minimum standards, the Ethical Trading Initiative (ETI) Base Code, the UK Modern Slavery Act 2015, the US Victims of Trafficking and Violence Protection Act 2000, the US Department of State Guiding Principles to Combat Human Trafficking and, for our UK suppliers, the requirements of the Living Wage Foundation. Our Supplier Code of Conduct is updated and communicated to our suppliers annually to ensure continued collaboration.

We produce an annual Modern Slavery Statement which outlines the actions we take to assess potential risk in our wider operations and take actions to address this. This includes working collaboratively in the sector through several membership organisations to build awareness and capability in the supply chain. We publish our Statement on the UK Home Office modern slavery registry and encourage our UK suppliers to publish a Statement on modern slavery regardless of whether this is a legal obligation to do so.

We acknowledge that there may be potential risks in our wider supply chain, and we recognise that the relationship we have with our suppliers can influence how they support our commitment to acting responsibly. During 2023, we were informed of a concern in our solar panel supply chain relating to unethical labour practices. First Solar (a key solar panel supplier to National Grid Renewables) had carried out a desktop risk assessment of its manufacturing facilities which was categorised as low risk. Following this assessment, First Solar chose to partner with the Responsible Business Alliance to conduct three onsite audits at their facilities in the US, Vietnam and Malaysia for further assurance.

During the audit of the facility in Malaysia, First Solar identified four onsite service providers of cleaning and security services that had foreign migrant workers who were subjected to unethical recruitment, including the payment of recruitment fees in their home countries, passport retention and the unlawful retention of wages. This was proactively identified via our supplier's own assurance programme. The actions taken by First Solar to address their findings and recompense any victims demonstrated how suppliers can make a difference. Further information regarding this can be found in the due diligence section of our latest Modern Slavery Statement.

We have engaged with Churches, Charities and Local Authorities (CCLA) Investment Management Limited, which established 'Find it, Fix it, Prevent it' as a collaborative investor engagement programme with the aim to use the leverage of investors to help companies 'find, fix and prevent' modern slavery in their supply chain. We keep engaging with the CCLA on how they can enhance the approach to developing a benchmarking report of the FTSE 100 companies and we continue to improve corporate engagement and drive positive change.

As a signatory member of UNGC, we participated in its Business and Human Rights Accelerator programme to increase our awareness of the key considerations whilst also providing guidance on how an organisation can develop its strategy for managing any actual or potential risks associated with modern slavery.

Fair pay

Our employees are at the heart of what we do, which is why we're one of 167 companies that participated in the 2023 Workforce Disclosure Initiative (WDI). National Grid have completed the WDI survey for the past three years and we continue to enhance our data year on year, obtaining a scorecard of 82% overall for our 2023 submission, above the Utilities sector average. We obtained 100% in several sections, including Supply Chain Transparency, Responsible Sourcing and Supply Chain Working Conditions.

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

In the UK, we committed to fair pay via accreditation with the Living Wage Foundation. This commits both National Grid and contractors working on our behalf to pay, as a minimum, the real Living Wage as promoted by the Living Wage Foundation.

We aim to maintain fairness across the organisation for pay and make sure our pay practices do not show bias. In the US, we pay all our employees at least the minimum wage or above the minimum wage requirements. In the UK, we are accredited Living Wage Foundation employers. Our commitment to our direct employees extends to our contractors and the work they do on behalf of National Grid and is actively promoted through our supply chain and embedded in our contract terms and conditions and contract management discussions. We believe that everyone should be appropriately rewarded for their time and effort. We also go above the Living Wage Foundation accreditation requirements and voluntarily pay our trainees/apprentices the real Living Wage. We undertake a real Living Wage review to ensure continued alignment. This includes an increase to individual internal salaries as required and annual communication of the new real Living Wage rates to our supply chain. We include a review of implementation of the real Living Wage in supply chain contracts where low wages could be a risk, including our catering, cleaning, waste management and main construction contracts.

We have been actively involved in the SCSS Labour working group and we were the first client level signatory, alongside many of our main contractors of the People Matter Charter. The People Matter Charter was created to help organisations and their supply chain address potential human rights, safety and inclusion challenges in one workforce strategy. The Charter has eight commitments that can apply to any organisation, of any size. This flexibility provides us with a holistic approach to addressing potential labour issues in the industry. We promote the Charter with our supply chain to provide them with a framework that can support their due diligence in their own value chain.

Unresolved SEC staff comments

There are no unresolved SEC staff comments required to be reported.

Property, plant, equipment and borrowings

This information can be found in note 13 to the financial statements (Property, plant and equipment) on pages 162 – 165, and note 21 Borrowings on page 175.

239

National Grid plc Annual Report and Accounts 2023/24

Other disclosures continued

Listing Rule 9.8.4 R cross-reference table

Information required to be disclosed by LR 9.8.4 R (starting on page indicated):

Interest capitalised	Page 150
Publication of unaudited financial information	Pages 242 – 256
Details of long-term incentive schemes	Pages 102 and 103
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director	Not applicable
Non-pre-emptive issues of equity for cash	Not applicable
Item (7) in relation to major subsidiary undertakings	None
Parent participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Page 240
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Page 235
Shareholder waivers of future dividends	Page 235
Agreements with controlling shareholders	Not applicable

Political donations and expenditure

At this year's AGM, the Directors will again seek authority from shareholders, on a precautionary basis, for the Company and its subsidiaries to make donations to registered political parties and other political organisations and/or incur political expenditure as such terms are defined in the Companies Act 2006.

In each case, donations will be in amounts not exceeding £125,000 in aggregate. The definitions of these terms in the Companies Act 2006 are very wide. As a result, this can cover bodies such as those concerned with policy review, law reform and the representation of the business community (for example, trade organisations). It could include special interest groups, such as those involved with the environment, which the Company and its subsidiaries might wish to support, even though these activities are not designed to support or influence support for a particular party. The Companies Act 2006 states that all-party parliamentary groups are not political organisations for these purposes, meaning the authority to be sought from shareholders is not relevant to interactions with such groups.

The Company has no intention of changing its current practice of not making political donations or incurring political expenditure within the ordinary meaning of those words. This authority is, therefore, being sought to ensure that none of the Company's activities inadvertently infringe these rules. National Grid made no political donations and did not incur any political expenditure during the year, as such terms are defined for the purposes of the Companies Act 2006 and the Political Parties, Elections and Referendums Act 2000. In the US, we have established two Political Action Committees, funded voluntarily by employees and permissible third parties, to support candidates who share our vision, have positive impacts on the communities we serve and are making a difference, as set out in our Global Corporate Policy on Political Contributions. National Grid US's affiliated New York and federal political action committees (PAC) made political donations in the US totalling $51,500 during the year.

National Grid US's affiliated New York PAC (NYPAC) and National Grid US's affiliated federal PAC were funded wholly by voluntary employee contributions. Neither PAC received any corporate contributions during the past fiscal year.

Material contracts

On 31 January 2023, we completed the sale of a 60% equity stake in National Grid Gas, our UK Gas Transmission and Metering businesses, (now known as National Gas Transmission) to a consortium including amongst others Macquarie Asset Management and British Colombia Investment Management Corporation (the 'Consortium').

On 19 July 2023, we announced the sale of a further 20% in National Gas Transmission to the Consortium on equivalent financial terms to the original 60% transaction and the sale of this further 20% equity stake completed on 11 March 2024, taking the Consortium's equity stake in National Gas Transmission to 80%. As part of the same announcement in July 2023, National Grid confirmed that it had entered into a new option agreement with the Consortium for the potential sale of the final 20% shareholding in National Gas Transmission. The Consortium has the option, exercisable between 1 May 2024 and 31 July 2024, to acquire the remaining interest. If the option is only partially exercised by the Consortium, National Grid will have the right to put the remainder of its equity interest in National Gas Transmission to the Consortium, which can be exercised by National Grid between 1 December 2024 and 31 December 2024. If one or both of these options are exercised, the consideration for the remaining interest is expected to be paid in cash to National Grid on equivalent financial terms to the original 60% transaction, subject to certain adjustments. This option agreement relating to National Grid's remaining share in National Gas Transmission is an outstanding material contract for the Company.

In addition, pursuant to the Rights Issue, we expect that the Company will enter into the following material contracts on or around 23 May 2024:

- An underwriting and sponsors' agreement between the Company and the underwriters, pursuant to which the underwriters have agreed severally to procure subscribers for, or failing which themselves subscribe, to the new shares not taken up under the Rights Issue; and
- A subscription and transfer agreement and an option agreement, each between the Company, Project SPV (Jersey) Investments Limited ("NewCo"), a newly incorporated Jersey subsidiary of the Company and a subscribing bank, pursuant to which (i) the Company and the subscribing bank have agreed to subscribe for ordinary shares in NewCo and enter into certain put and call options in respect of the ordinary shares in NewCo subscribed for by the subscribing bank that are exercisable if the Rights Issue does not proceed; and (ii) the subscribing bank has agreed to subscribe for redeemable preference shares in NewCo and to transfer its holding of redeemable preference shares and ordinary shares in NewCo to the Company.

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

240 National Grid plc Annual Report and Accounts 2023/24

Additional Information

Research, development and innovation activity

Indications of our activities in the field of research and development are provided throughout the Strategic Report and the Directors' report. For example, in our business unit sections on pages 32 – 36, you can read about our work on our major in-flight projects, notably the installation of overhead lines on all 116 new T-pylons as part of the Hinkley Connection Project, and the final tunnelling breakthrough on our £1 billion London Power Tunnels 2 project in our UK ET business. In UK ED, we have been investigating the potential for customers to flex their power requirements for heat pumps with our EQUINOX project, an innovative heat pump flexibility trial. Our first successful trials won the Heat Pump Project of the year award at the 2023 HV News Awards. In NE we submitted our ESMP – also referred to as the Future Grid Plan – to the MADPU outlining the critical investments needed in the local electric distribution system over the next five to ten years to meet the state's nation-leading climate change, clean energy, and equity goals. In NY we have been awarded $1.4 million in economic development funds to support various projects across Western New York, including the construction of the first North American facility that will produce clean, carbon-free hydrogen. Funds will also support an onsite lithium battery storage device, providing a greener backup power alternative for the Buffalo Niagara Medical Campus. Further examples of our innovation activity can be found as examples of our strategy priorities on pages 16 and 17. Investment in research and development during the year for the Group was £32 million (2022/23: £23 million). We only disclose directly incurred expenditure, and not those amounts our partners contribute to joint or collaborative projects. Collaborating across the industry has played a crucial role in our ability to develop new programmes and deliver value to our stakeholders throughout 2023/24.

241 National Grid plc Annual Report and Accounts 2023/24

Alternative performance measures/non-IFRS reconciliations Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP financial measures. An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable. The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below, net debt, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present ‘constant currency’ comparative period performance and capital investment by applying the current year average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation. We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group RoE, operating company RoE, regulated asset base, regulated financial performance, regulatory gearing, Asset growth, Value Added, including Value Added per share and Value Growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses. We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s Annual Performance Plan (APP) and LTPP and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance. As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS. Alternative performance measures Net revenue and underlying net revenue ‘Net revenue’ is revenue less pass-through costs, such as UK system balancing costs and gas and electricity commodity costs in the US. Pass- through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. ‘Underlying net revenue’ further adjusts net revenue to remove the impact of ‘timing’, i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). Year ended 31 March 2024 Gross revenue £m Pass- through costs £m Net revenue £m Timing £m Underlying net revenue £m UK Electricity Transmission 2,735 (225) 2,510 (363) 2,147 UK Electricity Distribution 1,795 (233) 1,562 159 1,721 UK Electricity System Operator 3,788 (2,605) 1,183 (800) 383 New England 3,948 (1,653) 2,295 69 2,364 New York 6,094 (2,057) 4,037 20 4,057 National Grid Ventures 1,389 — 1,389 — 1,389 Other 244 — 244 — 244 Sales between segments (143) — (143) — (143) Total – continuing operations 19,850 (6,773) 13,077 (915) 12,162 Discontinued operations — — — — — Total 19,850 (6,773) 13,077 (915) 12,162 Year ended 31 March 2023 Gross revenue1 £m Pass- through costs £m Net revenue £m Timing £m Underlying net revenue £m UK Electricity Transmission 1,987 (217) 1,770 112 1,882 UK Electricity Distribution 2,045 (418) 1,627 139 1,766 UK Electricity System Operator 4,690 (4,152) 538 (207) 331 New England 4,427 (2,095) 2,332 39 2,371 New York 6,994 (2,957) 4,037 (53) 3,984 National Grid Ventures 1,341 — 1,341 — 1,341 Other 317 — 317 — 317 Sales between segments (142) — (142) — (142) Total – continuing operations 21,659 (9,839) 11,820 30 11,850 Discontinued operations 1,604 (658) 946 (12) 934 Total 23,263 (10,497) 12,766 18 12,784 1. Excluding exceptional income. Other unaudited financial information 242 National Grid plc Annual Report and Accounts 2023/24

Year ended 31 March 2022 Gross revenue £m Pass- through costs £m Net revenue £m Timing £m Underlying net revenue £m UK Electricity Transmission 2,035 (152) 1,883 85 1,968 UK Electricity Distribution 1,482 (125) 1,357 (22) 1,335 UK Electricity System Operator 3,455 (3,215) 240 47 287 New England 4,550 (2,050) 2,500 32 2,532 New York 5,561 (2,161) 3,400 (126) 3,274 National Grid Ventures 1,024 — 1,024 — 1,024 Other 192 — 192 — 192 Sales between segments (39) — (39) — (39) Total – continuing operations 18,260 (7,703) 10,557 16 10,573 Discontinued operations 1,362 (397) 965 80 1,045 Total 19,622 (8,100) 11,522 96 11,618 Adjusted profit measures In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on pages 61 – 67 and reconciled below. Adjusted results – these exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that is used to derive part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 5 to the financial statements. Underlying results – further adapts our adjusted results for continuing operations to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding certain totex-related allowances and adjustments or allowances for pension deficit contributions). For 2023/24, as highlighted below, our underlying results exclude £915 million (2022/23: £30 million) of timing differences as well as £226 million (2022/23: £258 million) of major storm costs (as costs exceeded our $100 million threshold in both years). We expect to recover major storm costs incurred through regulatory mechanisms in the US. Underlying results also exclude deferred tax in our UK regulated business (NGET and NGED). Our UK regulated revenue contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures. Constant currency – the adjusted profit measures are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements. Reconciliation of statutory, adjusted and underlying profits from continuing operations at actual exchange rates Year ended 31 March 2024 Statutory £m Exceptionals and remeasurements £m Adjusted £m Timing £m Major storm costs £m Deferred tax on underlying profits in NGET and NGED £m Underlying £m UK Electricity Transmission 1,674 3 1,677 (363) — — 1,314 UK Electricity Distribution 975 18 993 159 — — 1,152 UK Electricity System Operator 382 498 880 (800) — — 80 New England 641 2 643 69 90 — 802 New York 362 498 860 20 136 — 1,016 National Grid Ventures 558 (89) 469 — — — 469 Other (117) 57 (60) — — — (60) Total operating profit 4,475 987 5,462 (915) 226 — 4,773 Net finance costs (1,464) (15) (1,479) — — — (1,479) Share of post-tax results of joint ventures and associates 37 64 101 — — — 101 Profit before tax 3,048 1,036 4,084 (915) 226 — 3,395 Tax (831) (152) (983) 227 (61) 302 (515) Profit after tax 2,217 884 3,101 (688) 165 302 2,880 Additional Information 243 National Grid plc Annual Report and Accounts 2023/24

Year ended 31 March 2023 Statutory £m Exceptionals and remeasurements £m Adjusted £m Timing £m Major storm costs £m Deferred tax on underlying profits in NGET and NGED £m Underlying1 £m UK Electricity Transmission 993 2 995 112 — — 1,107 UK Electricity Distribution 1,069 22 1,091 139 — — 1,230 UK Electricity System Operator 237 1 238 (207) — — 31 New England 1,132 (424) 708 39 72 — 819 New York 541 200 741 (53) 186 — 874 National Grid Ventures 957 (467) 490 — — — 490 Other (50) 81 31 — — — 31 Total operating profit 4,879 (585) 4,294 30 258 — 4,582 Net finance costs (1,460) (54) (1,514) — — — (1,514) Share of post-tax results of joint ventures and associates 171 19 190 — — — 190 Profit before tax 3,590 (620) 2,970 30 258 — 3,258 Tax (876) 241 (635) (4) (70) 178 (531) Profit after tax 2,714 (379) 2,335 26 188 178 2,727 1. Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED). Year ended 31 March 2022 Statutory £m Exceptionals and remeasurements £m Adjusted £m Timing £m Major storm costs £m Deferred tax on underlying profits in NGET and NGED £m Underlying1 £m UK Electricity Transmission 1,055 12 1,067 85 — — 1,152 UK Electricity Distribution 909 — 909 (22) — — 887 UK Electricity System Operator 5 2 7 47 — — 54 New England 764 (21) 743 32 111 — 886 New York 1,095 (315) 780 (126) 52 — 706 National Grid Ventures 283 3 286 — — — 286 Other 260 (239) 21 — — — 21 Total operating profit 4,371 (558) 3,813 16 163 — 3,992 Net finance costs (1,022) (59) (1,081) — — — (1,081) Share of post-tax results of joint ventures and associates 92 56 148 — — — 148 Profit before tax 3,441 (561) 2,880 16 163 — 3,059 Tax (1,258) 589 (669) 3 (42) 133 (575) Profit after tax 2,183 28 2,211 19 121 133 2,484 1. Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED). Reconciliation of adjusted and underlying earnings from continuing operations at constant currency At constant currency Adjusted at actual exchange rate £m Constant currency adjustment £m Adjusted £m Timing £m Major storm costs £m Deferred tax on underlying profits in NGET and NGED £m Underlying1 £mYear ended 31 March 2023 UK Electricity Transmission 995 — 995 112 — — 1,107 UK Electricity Distribution 1,091 — 1,091 139 — — 1,230 UK Electricity System Operator 238 — 238 (207) — — 31 New England 708 (26) 682 37 69 — 788 New York 741 (27) 714 (51) 179 — 842 National Grid Ventures 490 (1) 489 — — — 489 Other 31 — 31 — — — 31 Total operating profit 4,294 (54) 4,240 30 248 — 4,518 Net finance costs (1,514) 22 (1,492) — — — (1,492) Share of post-tax results of joint ventures and associates 190 (1) 189 — — — 189 Profit before tax 2,970 (33) 2,937 30 248 — 3,215 Tax (635) 8 (627) (4) (68) 178 (521) Profit after tax 2,335 (25) 2,310 26 180 178 2,694 Attributable to non-controlling interests — — — — — — — Earnings 2,335 (25) 2,310 26 180 178 2,694 Earnings per share (pence) 63.8 (0.7) 63.1 0.7 4.9 4.9 73.6 1. Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED). Other unaudited financial information continued 244 National Grid plc Annual Report and Accounts 2023/24

At constant currency Adjusted at actual exchange rate £m Constant currency adjustment £m Adjusted £m Timing £m Major storm costs £m Deferred tax on underlying profits in NGET and NGED £m Underlying1 £mYear ended 31 March 2022 UK Electricity Transmission 1,067 — 1,067 85 — — 1,152 UK Electricity Distribution 909 — 909 (22) — — 887 UK Electricity System Operator 7 — 7 47 — — 54 New England 743 81 824 35 123 — 982 New York 780 85 865 (140) 58 — 783 National Grid Ventures 286 5 291 — — — 291 Other 21 1 22 — — — 22 Total operating profit 3,813 172 3,985 5 181 — 4,171 Net finance costs (1,081) (55) (1,136) — — — (1,136) Share of post-tax results of joint ventures and associates 148 4 152 — — — 152 Profit before tax 2,880 121 3,001 5 181 — 3,187 Tax (669) (32) (701) 6 (47) 133 (609) Profit after tax 2,211 89 2,300 11 134 133 2,578 Attributable to non-controlling interests (1) — (1) — — — (1) Earnings 2,210 89 2,299 11 134 133 2,577 Earnings per share (pence) 61.4 2.5 63.9 0.3 1.1 3.7 69.0 1. Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED). Earnings per share calculations from continuing operations – at actual exchange rates The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency. Profit after tax £m Non- controlling interest £m Profit after tax attributable to shareholders £m Weighted average number of shares millions Earnings per share penceYear ended 31 March 2024 Statutory 2,217 (1) 2,216 3,692 60.0 Adjusted 3,101 (1) 3,100 3,692 84.0 Underlying 2,880 (1) 2,879 3,692 78.0 Profit after tax £m Non- controlling interest £m Profit after tax attributable to shareholders £m Weighted average number of shares millions Earnings per share penceYear ended 31 March 2023 Statutory 2,714 — 2,714 3,659 74.2 Adjusted 2,335 — 2,335 3,659 63.8 Underlying1 2,727 — 2,727 3,659 74.5 Profit after tax £m Non- controlling interest £m Profit after tax attributable to shareholders £m Weighted average number of shares millions Earnings per share penceYear ended 31 March 2022 Statutory 2,183 (1) 2,182 3,599 60.6 Adjusted 2,211 (1) 2,210 3,599 61.4 Underlying1 2,484 (1) 2,483 3,599 69.0 1. Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED). Additional Information 245 National Grid plc Annual Report and Accounts 2023/24

Reconciliation of total Group statutory operating profit to adjusted earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED) Year ended 31 March  Including timing, major storm costs and deferred tax on underlying profits in NGET and NGED Excluding timing, major storm costs and deferred tax on underlying profits in NGET and NGED 2024 2023 2022 2024 20231 20221 £m £m £m £m £m £m Continuing operations Adjusted operating profit 5,462 4,294 3,813 4,773 4,582 3,992 Adjusted net finance costs (1,479) (1,514) (1,081) (1,479) (1,514) (1,081) Share of post-tax results of joint ventures and associates 101 190 148 101 190 148 Adjusted profit before tax 4,084 2,970 2,880 3,395 3,258 3,059 Adjusted tax (983) (635) (669) (515) (531) (575) Adjusted profit after tax 3,101 2,335 2,211 2,880 2,727 2,484 Attributable to non-controlling interests (1) — (1) (1) — (1) Adjusted earnings from continuing operations 3,100 2,335 2,210 2,879 2,727 2,483 Exceptional items after tax (852) 619 (320) (852) 619 (320) Remeasurements after tax (32) (240) 292 (32) (240) 292 Earnings from continuing operations 2,216 2,714 2,182 1,995 3,106 2,455 Discontinued operations Adjusted operating profit — 714 654 — 702 734 Adjusted net finance costs 17 (295) (218) 17 (295) (218) Share of post-tax results of joint ventures and associates — — — — — — Adjusted profit before tax 17 419 436 17 407 516 Adjusted tax (4) (99) (92) (4) (97) (107) Adjusted profit after tax 13 320 344 13 310 409 Attributable to non-controlling interests — — — — — — Adjusted earnings from discontinued operations 13 320 344 13 310 409 Exceptional items and gain on disposal after tax (4) 4,811 (163) (4) 4,811 (163) Remeasurements after tax 65 (48) (10) 65 (48) (10) Earnings from discontinued operations 74 5,083 171 74 5,073 236 Total Group (continuing and discontinued operations) Adjusted operating profit 5,462 5,008 4,467 4,773 5,284 4,726 Adjusted net finance costs (1,462) (1,809) (1,299) (1,462) (1,809) (1,299) Share of post-tax results of joint ventures and associates 101 190 148 101 190 148 Adjusted profit before tax 4,101 3,389 3,316 3,412 3,665 3,575 Adjusted tax (987) (734) (761) (519) (628) (682) Adjusted profit after tax 3,114 2,655 2,555 2,893 3,037 2,893 Attributable to non-controlling interests (1) — (1) (1) — (1) Adjusted earnings from continuing and discontinued operations 3,113 2,655 2,554 2,892 3,037 2,892 Exceptional items after tax (856) 5,430 (483) (856) 5,430 (483) Remeasurements after tax 33 (288) 282 33 (288) 282 Total Group earnings from continuing and discontinued operations 2,290 7,797 2,353 2,069 8,179 2,691 1. Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED). Reconciliation of adjusted EPS to statutory earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED) Year ended 31 March  Including timing, major storm costs and deferred tax on underlying profits in NGET and NGED Excluding timing, major storm costs and deferred tax on underlying profits in NGET and NGED 2024 2023 2022 2024 20231 20221 pence pence pence pence pence pence Adjusted EPS from continuing operations 84.0 63.8 61.4 78.0 74.5 69.0 Exceptional items and remeasurements after tax from continuing operations (24.0) 10.4 (0.8) (24.0) 10.4 (0.8) EPS from continuing operations 60.0 74.2 60.6 54.0 84.9 68.3 Adjusted EPS from discontinued operations 0.3 8.7 9.6 0.3 8.5 11.4 Exceptional items and remeasurements after tax from discontinued operations 1.7 130.2 (4.8) 1.7 130.2 (4.8) EPS from discontinued operations 2.0 138.9 4.8 2.0 138.7 6.6 Total adjusted EPS from continuing and discontinued operations 84.3 72.5 71.0 78.3 83.0 80.4 Total exceptional items and remeasurements after tax from continuing and discontinued operations (22.3) 140.6 (5.6) (22.3) 140.6 (5.6) Total Group EPS from continuing and discontinued operations 62.0 213.1 65.4 56.0 223.6 74.9 1. Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED). Other unaudited financial information continued 246 National Grid plc Annual Report and Accounts 2023/24

Timing and regulated revenue adjustments As described on pages 220 – 225, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences. If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over-recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy-efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final.  Our continuing operating profit for the year includes a total estimated in-year over-collection of £915 million (2023: £30 million under-collection, or £30 million under-collection at constant currency). For continuing operations, our closing balance at 31 March 2024 was £954 million over-recovered. Excluding discontinued operations, there was a cumulative over-recovery of £744 million at 31 March 2024 (2023: under-recovery of £246 million) in the UK. In the US, cumulative timing over-recoveries at 31 March 2024 were £210 million (2023: £299 million over-recovery). The total estimated in-year over- or under-collection excludes opening balance adjustments related to estimates or finalisation of balances as part of regulatory submissions. In addition to the timing adjustments described above, as part of the RIIO price controls in the UK, outperformance against allowances as a result of the totex incentive mechanism, together with changes in output-related allowances included in the original price control, will almost always be adjusted in future revenue recoveries, typically starting in two years’ time. We also receive revenues in relation to certain costs incurred or expected to be incurred (for example pension deficit contributions), with differences between revenues received and cost incurred adjusted in future revenue recoveries, e.g. after a triennial actuarial pension funding valuation has been concluded. Our current IFRS revenues and earnings include these amounts that relate to certain costs incurred in prior years or that will need to be repaid or recovered in future periods. Such adjustments will form an important part of the continuing difference between reported IFRS results and underlying economic performance based on our regulatory obligations.  For our UK regulated businesses as a whole (including discontinued operations), timing and regulated revenue adjustments totalled a net over-recovery of £1,004 million in the year (2023: £32 million net under-recovery). In the US, accumulated regulatory entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs. All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities. New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate of $1.26 for the year ended 31 March 2024. UK Electricity Transmission £m UK Electricity Distribution £m UK Electricity System Operator £m New England £m New York £m Continuing £m Discontinued £m Total £m 1 April 2023 opening balance1 (213) (124) 77 (384) 683 39 — 39 (Under)/over-recovery 363 (159) 800 (69) (20) 915 — 915 31 March 2024 closing balance to (recover)/return2 150 (283) 877 (453) 663 954 — 954 UK Electricity Transmission £m UK Electricity Distribution £m UK Electricity System Operator £m New England £m New York £m Continuing £m Discontinued £m Total £m 1 April 2022 opening balance1 (95) 22 (129) (330) 632 100 (160) (60) (Under)/over-recovery (112) (139) 207 (37) 51 (30) 12 (18) Disposals — — — (17) — (17) 148 131 31 March 2023 closing balance to (recover)/return2 (207) (117) 78 (384) 683 53 — 53 UK Electricity Transmission £m UK Electricity Distribution £m UK Electricity System Operator £m New England £m New York £m Continuing £m Discontinued £m Total £m 1 April 2021 opening balance1 — — (80) (295) 497 122 (76) 46 Over/(under)-recovery (85) 22 (47) (35) 135 (10) (80) (90) 31 March 2022 closing balance to (recover)/return2 (85) 22 (127) (330) 632 112 (156) (44) 1. Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in both the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK. 2. The closing balance at 31 March 2024 was £954 million over-recovered (translated at the closing rate of $1.26:£1). 31 March 2023 was £59 million over-recovered (including discontinued operations and translated at the closing rate of $1.23:£1). 31 March 2022 was £45 million under-recovered (including discontinued operations and translated at the closing rate of $1.31:£1). Additional Information 247 National Grid plc Annual Report and Accounts 2023/24

Capital investment at constant currency We have updated our definition of capital investment this year. ‘Capital investment’ or ‘investment’ both refer to additions to property, plant and equipment and intangible assets, including capital prepayments plus equity contributions to joint ventures and associates during the period. This measure of capital investment is aligned with how we present our segmental information (see note 2(c) to the financial statements for further details). References to ‘capital investment’ in our regulated networks include the following segments: UK Electricity Transmissions, UK Electricity Distribution, UK Electricity System Operator, New England and New York, but exclude National Grid Ventures and ‘Other’. Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements. Year ended 31 March  At actual exchange rates At constant currency 2024 20231 change 2024 20231 change£m £m £m £m UK Electricity Transmission 1,912 1,301 47% 1,912 1,301 47% UK Electricity Distribution 1,247 1,220 2% 1,247 1,220 2% UK Electricity System Operator 85 108 (21%) 85 108 (21%) New England 1,673 1,527 10% 1,673 1,470 14% New York 2,654 2,454 8% 2,654 2,363 12% Capital investment (regulated networks) 7,571 6,610 15% 7,571 6,462 17% National Grid Ventures 662 970 (32%) 662 955 (31%) Other 2 13 (85%) 2 13 (85%) Group capital investment – continuing 8,235 7,593 8% 8,235 7,430 11% Discontinued operations — 301 (100%) — 301 (100%) Group capital investment – total 8,235 7,894 4% 8,235 7,731 7% 1. Comparative amounts have been represented to reflect the reclassification of our US LNG operations from New England to NGV following an internal reorganisation in the year and the change in presentation for capital investments. Capital expenditure Capital expenditure (for the purposes of measuring green capex aligned to EU Taxonomy) comprises additions to property, plant and equipment and intangible assets, but excludes capital prepayments and equity contributions to joint ventures and associates during the period. 2024 20231 £m £m Asset type: Property, plant and equipment 7,124 6,783 Non-current intangible assets 481 578 Transfers from prepayments 43 70 Group capital expenditure – continuing 7,648 7,431 Equity investments in joint ventures and associates 332 197 Capital expenditure prepayments 298 35 Transfers to capital expenditure additions (43) (70) Group capital investment – continuing 8,235 7,593 1. Comparative amounts have been represented to reflect the reclassification of our US LNG operations from New England to NGV following an internal reorganisation in the year and the change in presentation for capital investments. Cash flow statement used in credit metric calculation below The table below re-analyses our IFRS operating cash flows for the purposes of facilitating calculation of certain measures of credit worthiness – being RCF/adjusted net debt and FFO/adjusted net debt as described further below. The differences between this table and the consolidated cash flow statement relate to the disaggregation of cash flows relating to items considered ‘exceptional’ as described in note 5, as explained within the footnotes below: 2024 2023 2022 Notes £m £m £m Cash flows from operating activities Total operating profit from continuing operations 2(b) 4,475 4,879 4,371 Adjustments for: Exceptional items and remeasurements 5 987 (585) (558) Other fair value movements (16) 21 (65) Depreciation, amortisation and impairment 2,061 1,984 1,830 Share-based payments 37 48 38 Changes in working capital (49) 286 361 Changes in provisions (154) 23 140 Changes in pensions and other post-retirement benefit obligations 31 (46) (76) Cash flows relating to exceptional items (91) (178) (253) Cash generated from operations – continuing operations 7,281 6,432 5,788 Tax paid (342) (89) (298) Net cash inflow from operating activities – continuing operations 6,939 6,343 5,490 Net cash inflow from operating activities – discontinued operations — 555 782 Other unaudited financial information continued 248 National Grid plc Annual Report and Accounts 2023/24

Net debt See note 29 the financial statements on page 189 for the definition and reconciliation of net debt. Funds from operations and interest cover FFO are the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength. 2024 2023&sup1; 2022&sup1; Year ended 31 March  £m £m £m Interest expense (income statement) 1,723 1,680 1,146 Hybrid interest reclassified as dividend (38) (39) (38) Capitalised interest 251 249 152 Pensions interest adjustment 9 11 11 Unwinding of discount on provisions (102) (88) (73) Pension interest 94 85 — Interest charge (discontinued operations) — — 218 Adjusted interest expense 1,937 1,898 1,416 Net cash inflow from operating activities 6,939 6,343 5,490 Interest received on financial instruments 148 65 40 Interest paid on financial instruments (1,627) (1,430) (1,053) Dividends received 176 190 166 Working capital adjustment 49 (286) (361) Excess employer pension contributions 27 116 99 Hybrid interest reclassified as dividend 38 39 38 Add back accretions 208 483 241 Difference in net interest expense in income statement to cash flow (253) (395) (177) Difference in current tax in income statement to cash flow (24) (281) 72 Current tax related to prior periods — — (35) Cash flow from discontinued operations — 555 668 Funds from operations (FFO) 5,681 5,399 5,188 FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense) 3.9x 3.8x 4.7x 1. Numbers for 2023 and 2022 reflect the calculations for the total Group as based on the published accounts for the respective years.  Retained cash flow/adjusted net debt RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculate RCF/adjusted net debt applying the methodology used by Moody’s, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt. 2024 20231 20221 Year ended 31 March  £m £m £m Funds from operations (FFO) 5,681 5,399 5,188 Hybrid interest reclassified as dividend (38) (39) (38) Ordinary dividends paid to shareholders (1,718) (1,607) (922) RCF 3,925 3,753 4,228 Borrowings 47,072 42,985 45,465 Less: 50% hybrid debt (1,034) (1,049) (1,027) Cash and cash equivalents (578) (126) (190) Financial and other investments (3,084) (1,764) (2,292) Underfunded pension obligations 266 292 326 Borrowings in held for sale 13 — 5,234 Collateral – cash received under collateral agreements2 — — — Adjusted net debt (includes pension deficit) 42,655 40,338 47,516 RCF/adjusted net debt 9.2% 9.3% 8.9% 1. Numbers for 2023 and 2022 reflect the calculations for the total Group as based on the published accounts for that year. 2. Below agency threshold to adjust in 2024, 2023 and 2022. Additional Information 249 National Grid plc Annual Report and Accounts 2023/24

Regulatory performance measures Regulated financial performance – UK Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE. Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed ‘totex’. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs. For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure. UK Electricity Transmission 2024 2023 2022 Year ended 31 March  £m £m £m Adjusted operating profit 1,677 995 1,067 Movement in regulatory ‘IOUs’ (363) 107 82 UK regulatory notional deferred taxation adjustment 219 73 26 RAV indexation – 2% CPIH long-run inflation 343 309 287 Regulatory vs IFRS depreciation difference (553) (536) (433) Fast money/other (119) 37 (44) Pensions (2) (44) (42) Performance RAV created 68 68 75 Regulated financial performance 1,270 1,009 1,018 UK Electricity Distribution 2024 2023 2022 Year ended 31 March  £m £m £m Adjusted operating profit 993 1,091 909 Less non-regulated profits (8) (46) (51) Movement in regulatory ‘IOUs’ 158 88 (42) UK regulatory notional deferred taxation adjustment 38 65 28 RAV indexation – 2% CPIH (2023 and 2022: 3% RPI) long-run inflation 216 277 198 Regulatory vs IFRS depreciation difference (555) (506) (358) Fast money/other (36) 11 17 Pensions — (157) (111) Performance RAV created 50 22 9 Regulated financial performance 856 845 599 UK Electricity System Operator 2024 2023 2022 Year ended 31 March  £m £m £m Adjusted operating profit 880 238 7 Movement in regulatory ‘IOUs’ (800) (223) 31 UK regulatory notional deferred taxation adjustment 2 (4) (4) RAV indexation – 2% CPIH long-run inflation 7 7 5 Regulatory vs IFRS depreciation difference (19) 32 27 Fast money/other (29) (2) (24) Pensions — (11) (10) Performance RAV created — — — Regulated financial performance 41 37 32 Other unaudited financial information continued 250 National Grid plc Annual Report and Accounts 2023/24

UK Gas Transmission 2024 2023 2022 Year ended 31 March £m £m £m Adjusted operating profit — 714 654 Less non-regulated profits — (129) (150) Movement in regulatory ‘IOUs’ — (24) 72 UK regulatory notional deferred taxation adjustment — 28 13 RAV indexation – 2% CPIH (2021: 3% RPI) long-run inflation — 109 126 Regulatory vs IFRS depreciation difference — (331) (281) Fast money/other — (1) (4) Pensions — (9) — Performance RAV created — 5 3 Regulated financial performance — 362 433 Regulated financial performance – US New England 2024 2023 2022 Year ended 31 March £m £m £m Adjusted operating profit 643 708 743 Major storm costs 90 72 111 Timing 69 39 32 Depreciation adjustment1 — (18) (67) US GAAP pension adjustment 29 34 11 Regulated financial performance 831 835 830 1. The depreciation adjustment relates to the impact of the cessation of depreciation for NECO under IFRS following reclassification as held for sale. New York 2024 2023 2022 Year ended 31 March £m £m £m Adjusted operating profit 860 741 780 Provision for bad and doubtful debts (COVID-19), net of recoveries&sup1; (34) (21) — Major storm costs 136 186 52 Timing 20 (53) (126) US GAAP pension adjustment 42 11 66 Regulated financial performance 1,024 864 772 1. New York financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related provisions for bad and doubtful debts. Additional Information 251 National Grid plc Annual Report and Accounts 2023/24

Total regulated financial performance 2024 2023 2022 Year ended 31 March £m £m £m UK Electricity Transmission 1,270 1,009 1,018 UK Electricity Distribution 856 845 599 UK Electricity System Operator 41 37 32 UK Gas Transmission — 362 433 New England 831 835 830 New York 1,024 864 772 Total regulated financial performance 4,022 3,952 3,684 New England and New York timing, major storms costs and movement in UK regulatory ‘IOUs’ – Revenue related to performance in one year may be recovered in later years. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised under IFRS, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised under IFRS where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, this is calculated as the movement in other regulated assets and liabilities. Performance RAV – UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio. Pension adjustment – Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US it is the difference between IFRS and US GAAP pension charges. 2% CPIH and 3% RPI RAV indexation – Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 2% long-run CPIH inflation assumption under RIIO-2 and a 3% long-run RPI inflation assumption under RIIO-1. UK regulatory notional deferred taxation adjustment – Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (1) IFRS underlying EBITDA less other regulatory adjustments; and (2) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate. Regulatory depreciation – US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit. Fast/slow money adjustment – The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification. Regulated asset base The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK plus our rate base in the US. Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve around 10% growth in regulated asset base each year through continued investment in our networks in both the UK and US. In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and, as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. In the case of UK ED, differences arise as the result of acquisition fair value adjustments (where PP&E at acquisition has been valued above RAV). Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore it is not possible to provide a meaningful reconciliation between the two. In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation on page 253. ‘Total regulated and other balances’ for our UK regulated businesses include the under- or over-recovery of allowances that those businesses target to collect in any year, which are based on the regulator’s forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate. ‘Total regulated and other balances’ for NGV and other businesses includes assets and liabilities as measured under IFRS, but excludes certain assets and liabilities such as pensions, tax, net debt and goodwill. This included a £101 million deferred balance for separation and transaction costs incurred in 2021/22 related to the sale of NECO and UK Gas Transmission, which has been released to offset against the proceeds received on disposal of these businesses in 2022/23. Other unaudited financial information continued 252 National Grid plc Annual Report and Accounts 2023/24

Year ended 31 March (£m at constant currency) RAV, rate base or other business assets Total regulated and other balances 2024 2023&sup1; 20242,3 20231,2,3 £m £m £m £m UK Electricity Transmission 18,462 17,150 17,940 17,009 UK Electricity Distribution 11,469 10,787 11,611 10,776 UK Electricity System Operator 425 355 (452) 277 New England 8,710 7,728 10,565 9,852 New York 16,387 14,789 17,425 15,818 Total regulated 55,453 50,809 57,089 53,732 National Grid Ventures and other business balances 7,593 6,639 7,213 6,735 Total Group regulated and other balances 63,046 57,448 64,302 60,467 1. Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for segmental reorganisation, opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances. 2. Includes totex-related regulatory IOUs of £514 million (2023: £502 million) and over-recovered timing balances of £744 million (2023: £246 million under-recovered). 3. Includes assets for construction work-in-progress of £2,068 million (2023: £2,319 million), other regulatory assets related to timing and other cost deferrals of £1,279 million (2023: £771 million) and net working capital liabilities of £455 million (2023: £136 million net working capital assets). New England and New York rate base and other total regulated and other balances for 31 March 2023 have been re-presented in the table above at constant currency. At actual currency the values were £10.1 billion and £16.2 billion respectively. Group RoE Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non- controlling interests. We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes. Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. However, we do include the calculations below. Calculation: Regulatory financial performance including a long-run inflation assumption (3% RPI for RIIO-1; 2% CPIH for RIIO-2), less adjusted interest and adjusted taxation divided by equity investment in assets: • adjusted interest removes accretions above long-run inflation rates, interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions; • adjusted taxation adjusts the Group taxation charge (before exceptional items and remeasurements) for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and • equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of National Grid Ventures and other activities (excluding certain amounts such as pensions, tax and commodities) and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average sterling–dollar exchange rate for the year. Year ended 31 March 2024 2023 2022 £m £m £m Regulated financial performance 4,022 3,952 3,684 Operating profit of other activities – continuing operations 467 595 330 Operating profit of other activities – discontinued operations — 113 150 Group financial performance 4,489 4,660 4,164 Share of post-tax results of joint ventures and associates1 174 202 148 Non-controlling interests (1) — (1) Adjusted total Group interest charge (including discontinued) (1,613) (1,546) (1,191) Total Group tax charge (including discontinued) (983) (734) (761) Tax on adjustments 270 7 43 Total Group financial performance after interest and tax 2,336 2,589 2,402 Opening rate base/RAV 50,806 55,558 41,043 Opening other balances 7,973 5,410 4,864 Opening goodwill 11,444 12,253 5,266 Opening strategic pivot (asset swap) adjustment2 (3,464) — — Opening capital employed 66,759 73,221 51,173 Opening net debt (40,505) (49,691) (30,072) Opening equity 26,254 23,530 21,101 Group RoE 8.9% 11.0% 11.4% 1. 2024 includes £73 million (2023: £12 million) in respect of the Group’s retained minority interest in National Gas Transmission. 2. Following the completion of our strategic pivot, regulatory gains on the disposal of NECO and UK Gas Transmission (based on the proceeds received less the RAV, rate base and other related balances used to calculate the Group RoE denominator) have been deducted against the IFRS goodwill recognised on the acquisition of National Grid Electricity Distribution in calculating the total denominator used to calculate Group RoE. For this metric, the purchase of NGED and the sales of both NECO and UK Gas Transmission are deemed to be linked transactions and so the opening equity reflects the impact of these as asset swaps rather than as unrelated transactions. Additional Information 253 National Grid plc Annual Report and Accounts 2023/24

UK and US regulated RoE Year ended 31 March Regulatory Debt: Equity assumption Achieved Return on Equity Base or Allowed Return on Equity 2024 2023 2024 2023% % % % UK Electricity Transmission 55/45 8.0 7.5 7.0 6.3 UK Electricity Distribution 60/40 8.5 13.2 7.4 9.6 UK Gas Transmission 60/40 — 7.8 — 6.6 New England Avg. 45/55 9.2 8.3 9.9 9.9 New York Avg. 52/48 8.5 8.6 8.9 8.9 UK businesses’ regulated RoEs UK regulated businesses’ RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that inflation is equal to a long-run assumption of 3% RPI under RIIO-1 and 2% CPIH under RIIO-2. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e. regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE. These are important measures of UK regulated businesses’ performance, and our operational strategy continues to focus on these metrics. These measures can be used to determine how we are performing under the RIIO framework and also help investors to compare our performance with similarly regulated UK entities. Reflecting the importance of these metrics, they are also key components of the APP scheme. The respective businesses’ UK RoEs are underpinned by their RAVs. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. US businesses’ regulated RoEs US regulated businesses’ RoEs are a measure of how the businesses are performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure. These are important measures of our New England and New York regulated businesses’ performance, and our operational strategy continues to focus on these metrics. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of these metrics, they are also key components of the APP scheme. The New England and New York businesses’ returns are based on a calculation which gives proportionately more weighting to those businesses which have a greater rate base. For the reasons noted above, no reconciliations to IFRS for the RoE measures have been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base. The table below shows the principal differences between the IFRS result of the New England and New York segments, and the ‘returns’ used to derive their respective US jurisdictional RoEs. In outlining these differences, we also include the aggregated business results under US GAAP for New England and New York jurisdictions. In respect of 2022/23 and 2021/22, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP for the New England and New York jurisdictions respectively. For 2023/24, this measure represents our current estimate, since local financial statements have yet to be prepared. 2024 2023 2022 £m £m £m Underlying IFRS operating profit for New England segment 802 819 886 Underlying IFRS operating profit for New York segment 1,016 874 706 Weighted average £/$ exchange rate $1.262 $1.216 $1.348 Other unaudited financial information continued 254 National Grid plc Annual Report and Accounts 2023/24

New England New York 2024 2023 2022 2024 2023 2022 $m $m $m $m $m $m Underlying IFRS operating profit for US segments 1,013 995 1,194 1,283 1,060 951 Adjustments to convert to US GAAP as applied in our US OpCo entities Adjustment in respect of customer contributions (29) (26) (35) (37) (34) (30) Pension accounting differences1 43 39 14 63 12 88 Environmental charges recorded under US GAAP 10 (3) 3 21 58 42 Storm costs and recoveries recorded under US GAAP (56) (54) (75) 6 (39) (8) Removal of partial year Rhode Island in year of disposal — (65) — — — — Other regulatory deferrals, amortisation and other items (139) (217) (253) (155) 86 46 Results for US regulated OpCo entities, aggregated under US GAAP2 842 669 848 1,181 1,143 1,089 Adjustments to determine regulatory operating profit used in US RoE Adjustment for COVID-19-related provision for bad and doubtful debts3 — — — — (171) — Net other 14 113 71 151 171 85 Regulatory operating profit 856 782 919 1,332 1,143 1,174 Pensions1 60 (17) 7 159 219 107 Regulatory interest charge (199) (176) (227) (374) (339) (316) Regulatory tax charge (196) (159) (179) (305) (279) (263) Regulatory earnings used to determine US RoE 521 430 520 812 744 702 1. Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019. 2. Based on US GAAP accounting policies as applied by our US regulated OpCo entities. 3. US RoE included an adjustment reflecting our expectation for future recovery of COVID-19-related bad and doubtful debt costs in 2020/21. The adjustment is being unwound as regulated assets are recognised in respect of the same debts in our US GAAP accounts. In addition to the regulatory earnings used to determine US RoE, our US regulated businesses also earn a return on assets outside of rate base (principally construction work-in-progress) of $2.3 billion (2023: $2.7 billion) in New England and $1.3 billion (2023: $1.3 billion) in New York. In 2023/24, this additional return amounted to $66 million (2023: $81 million) in New England and $79 million (2023: $78 million) in New York. The aggregate of regulatory earnings used to determine US RoE and the return on assets outside of rate base for the year was $587 million (2023: $511 million) for New England and $891 million (2023: $822 million) for New York. New England New York 2024 2023 2022 2024 2023 2022 $m $m $m $m $m $m US equity base (average for the year) 5,645 5,155 6,253 9,517 8,670 7,946 US jurisdiction RoE 9.2% 8.3% 8.3% 8.5% 8.6% 8.8 % Information on differences between IFRS and regulatory balances There are certain significant assets and liabilities included in our IFRS balance sheet, which are treated differently in the analysis below and to which we draw readers’ attention. Our UK OpCo RAVs are different to the IFRS carrying value of PP&E and intangibles in these entities. For example the annual indexation (inflationary uplift) adjustment applied to RAV compared with the IFRS value of these assets (which are held at amortised cost) or in the case of UK ED, the result of acquisition fair value adjustments (where PP&E at acquisition has been valued above RAV). In addition, under IFRS we recognise liabilities in respect of US environmental remediation costs, and pension and OPEB costs. For regulatory purposes, these are not shown as obligations because we are entitled to full recovery of costs through our existing rate plans. The impact of US tax reform in 2017/18 which resulted in a reduction in IFRS deferred tax liabilities, and from a regulatory perspective remains as a future obligation, results in a regulatory liability within US rate base. In our Value Added calculation, we recognised an asset in 2021/22 to reflect expected future recovery of £202 million COVID-19-related provision for bad and doubtful debts. In 2022/23 the expected recovery of these bad debts has been recognised as a regulated asset in our US operating companies. Regulatory IOUs which reflect net over- or under-recoveries compared with our regulatory allowances are treated within this table as obligations (or rights) but do not qualify for recognition as liabilities (or assets) under IFRS. The decrease in regulatory assets and other balances and the decrease in net debt as a result of the disposals of NECO and our UK Gas Transmission and Metering business along with associated transaction costs have been excluded when calculating the in-year Value Added for 2022/23. However, these balances are included within amounts reported as at 31 March 2022. Adjusted net debt movements exclude movements on derivatives which are designated in cash flow hedging arrangements and for which there is no corresponding movement in total assets and other balances. Within our Value Added calculation, total assets and other balances, goodwill and adjusted net debt movement all exclude the impact of reclassifications to held for sale. Asset growth, Value Added, Value Added per share and Value Growth To help readers’ assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The asset growth and Value Added measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group’s regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. These alternative performance measures include regulatory assets and liabilities and certain IFRS assets and liabilities of businesses that were classified as held for sale under IFRS 5. Asset growth is the annual percentage increase in our RAV and rate base and other non-regulated business balances (including our investments in NGV, UK property and other assets and US other assets) calculated at constant currency. Value Added is a measure that reflects the value to shareholders of our cash dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), and corresponding growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision making and long-term management incentive arrangements. Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out below. Value Added per share is calculated by dividing Value Added by the weighted average number of shares (3,692 million) set out in note 8 to the financial statements. Additional Information 255 National Grid plc Annual Report and Accounts 2023/24

Value Growth of 9.5% (2023: 12.4%) is derived from Value Added by adjusting Value Added to normalise for our estimate of the long-run inflation rate (3% RPI for RIIO-1, 2% CPIH for RIIO-2) on RAV indexation and index-linked debt interest accretions. In 2024, the numerator for Value Growth was £2,503 million (2023: £2,902 million). The denominator is Group equity as used in the Group RoE calculation, adjusted for foreign exchange movements. The tables below include related balances and net debt up to the dates of disposal for NECO (25 May 2022) and the UK Gas Transmission and Metering (31 January 2023), despite being reclassified as held for sale under IFRS. 2023/24 £m 31 March 2024 31 March 2023 Value Added Change UK RAV 30,356 28,292 2,064 7 % US rate base 25,097 22,517 2,580 11 % Total RAV and rate base 55,453 50,809 4,644 9 % National Grid Ventures and other 7,593 6,639 954 14 % Total assets (used to calculate asset growth) 63,046 57,448 5,598 10 % UK other regulated balances1 (1,257) (230) (1,027) US other regulated balances2,3 3,489 3,153 791 Other balances (976) 96 (1,072) Total assets and other balances 64,302 60,467 4,290 Cash dividends 1,718 Adjusted net debt movement (3,077) Value Added 2,931 1. Includes totex-related regulatory IOUs of £514 million, under-recovered timing balances of £744 million. 2. Change in year excludes a £455 million reduction in US other regulated balances related to tax assets for net operating losses that were utilised in 2023/24 to offset tax due on disposal of NECO, which was sold in 2022/23. 3. Includes assets for construction work-in-progress of £2,068 million, other regulatory assets related to timing and other cost deferrals of £1,279 million and net working capital liabilities of £455 million. 2022/23 £m 31 March 2023 Disposal of NECO and UK Gas Transmission1 31 March 2022 Value Added Change UK RAV 28,205 (6,989) 31,577 3,617 11 % US rate base 23,038 (2,476) 23,628 1,886 8 % Total RAV and rate base 51,243 (9,465) 55,205 5,503 10 % National Grid Ventures and other 6,604 (143) 5,374 1,373 26 % Total assets (used to calculate asset growth) 57,847 (9,608) 60,579 6,876 11 % UK other regulated balances2 (255) (141) 75 (189) US other regulated balances3 3,226 (250) 2,792 684 Other balances 108 1,239 (808) (323) Total assets and other balances 60,926 (8,760) 62,638 7,048 Cash dividends 1,607 Adjusted net debt movement1 (3,848) Value Added 4,807 1. The disposal of NECO on 25 May 2022 and UK Gas Transmission on 31 January 2023 resulted in an increase in assets which has been excluded from the total change in the year used to calculate asset growth and Value Added for 2022/23. The decrease in RAV and rate base and other regulated balances relating to the businesses disposed along with the net debt disposed and cash proceeds received (plus associated transaction costs) are excluded from the total adjusted net debt movement in the year used to calculate asset growth and Value Added. 2. Includes totex-related regulatory IOUs of £502 million, under-recovered timing balances of £246 million. 3. Includes assets for construction work-in-progress of £2,319 million, other regulatory assets related to timing and other cost deferrals of £771 million and net working capital assets of £136 million. Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances. Regulatory gearing Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and UK other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2023 are presented at historical exchange rates and have not been restated for opening balance adjustments. 2024 2023 As at 31 March £m £m UK RAV 30,356 28,205 US rate base 25,097 23,038 Other invested capital included in gearing calculation 7,593 6,604 Total assets included in gearing calculation 63,046 57,847 Net debt (including 100% of hybrid debt and held for sale) (43,584) (40,973) change  Group gearing (based on 100% of net debt including held for sale) 69% 71% (2% pts) Group gearing (excluding 50% of hybrid debt from net debt) including held for sale 67% 69% (2% pts) Other unaudited financial information continued 256 National Grid plc Annual Report and Accounts 2023/24

In compliance with SEC rules, we present a summarised analysis of movements in the income statement and an analysis of movements in adjusted operating profit (for the continuing Group) by operating segment. This should be read in conjunction with the 31 March 2024 Financial review included on pages 60 – 73. Analysis of the income statement for the year ended 31 March 2023  Revenue Revenue from continuing operations for the year ended 31 March 2023 increased by £3,399 million to £21,659 million. Revenues were driven by a £1,235 million increase in UK Electricity System Operator (mainly as a result of higher balancing service pass-through costs), a £563 million increase in UK Electricity Distribution (primarily due to a full year of ownership and inflation on base revenues, and a £1,433 million increase in New York (mainly from higher commodity pass-through costs, and rate increases). Revenue from NGV increased by £317 million, related to higher interconnector income. Other activities revenues increased, driven by higher property site sales (most notably St William). Operating costs Operating costs from continuing activities for the year ended 31 March 2023 of £17,378 million were £2,931 million higher than prior year. This increase in costs excludes the exceptional items and remeasurements impacts, which is discussed below. Operating costs were driven by higher UK Electricity System Operator balancing service pass-through costs up £900 million and increased gas and electricity purchases (mostly on behalf of our US customers) up £884 million, with the underlying cause of both of these being higher global energy prices. Higher depreciation as a result of continued asset investment was up £154 million compared with 2021/22. Provisions for bad and doubtful debts of £220 million were recorded in the year, £53 million higher than 2021/22, principally as a result of COVID arrears reviewed. Net finance costs Net finance costs (excluding remeasurements) for 2022/23 were £1,514 million, up £433 million, driven by a £244 million impact of higher inflation on RPI-linked debt and higher borrowings from organic asset growth, partly offset by favourable non-debt interest income (pensions and capitalised interest) compared with 2021/22. Tax The tax charge on profits before exceptional items and remeasurements of £635 million was £34 million lower than 2021/22. This is driven by a lower effective tax charge in 2022/23 for the remeasurement of state deferred tax charges related to the sale of our Rhode Island business in the US and larger proportion of UK property sales with a lower effective tax rate. Exceptional items and remeasurements  In 2022/23, exceptional items included £511 million of gains related to disposal of NECO and £335 million of gain relating to the disposal of Millennium Pipeline Company LLC. Additional items include insurance recoveries of £130 million relating to the IFA1 fire and £176 million due to changes in environmental provisions. Exceptional items in 2021/22 include the release of St William Homes LLP deferred income of £189 million and net gain of St William Homes LLP of £228 million. Transaction, separation and integration costs have decreased by £106 million to £117m in 2022/23, with cost efficiency programme costs increasing to £100 million in 2022/23 from £66 million in 2021/22. Finally, there was an exceptional gain of £38 million in 2021/22 related to an environmental insurance recovery. An exceptional deferred tax charge of £458 million was made in 2021/22 arising as a result of the UK corporation tax rate change, effective from April 2023. Remeasurement losses of £350 million were recognised on commodity contracts in 2022/23 compared with gains of £392 million in 2020/21. Finance costs for the year ended 31 March 2023 included a net gain of £54 million on financial remeasurements of derivative financial instruments and financial assets at fair value through profit or loss, compared to a net gain of £59 million on financial remeasurements in 2021/22. Joint ventures and associates Share of post-tax results of joint ventures and associates before exceptional items for 2022/23 were £190 million compared with £148 million in 2021/22, principally due to higher revenues in our BritNed interconnector joint venture in the UK. Profit after tax from discontinued operations Adjusted profit after tax from discontinued operations was broadly flat year on year at £320 million in 2022/23 compared with £344 million in 2021/22. Statutory profit after tax from discontinued operations also included exceptional operating costs and remeasurements of £46 million in 2022/23 compared with £29 million in 2021/22. The statutory tax charge in 2021/22 included a £144 million exceptional item related to deferred tax charges for the change in the UK corporation tax rate. Adjusted earnings and EPS from continuing operations Adjusted earnings and adjusted EPS, which exclude exceptional items and remeasurements, are provided to reflect the Group’s results on an ‘adjusted profit’ basis, described further in note 8. See page 155 for a reconciliation of adjusted basic EPS to EPS. The above earnings performance translated into adjusted EPS in 2022/23 of 63.8p, compared with 61.4p in 2021/22. Including discontinued operations, adjusted EPS in 2022/23 of 72.5p, compared with 71.0p in 2021/22. Exchange rates Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. The table below shows the average and closing exchange rates of sterling to US dollars. 2022/23 2021/22 % change  Weighted average (income statement) 1.22 1.35 10 % Year end (statement of financial position) 1.23 1.31 6 % The movement in foreign exchange during 2022/23 has resulted in a £1,134 million increase in revenue, a £172 million increase in adjusted operating profit and a £179 million increase in underlying operating profit. Commentary on consolidated financial statements for the year ended 31 March 2023 257 National Grid plc Annual Report and Accounts 2023/24

Analysis of the adjusted operating profit by segment for the year ended 31 March 2023 UK Electricity Transmission For 2022/23, revenue in the UK Electricity Transmission segment decreased by £48 million to £1,987 million, and adjusted operating profit decreased by £72 million to £995 million. Revenue was lower due to return of allowances for Western Link liquidated damages and the impact of super deductions, partially offset by higher inflation. Regulated controllable costs including pensions were higher as a result of higher energy costs which more than offset efficiency savings. The decrease in depreciation and amortisation reflects a write-down of mid-Wales project in 2021/22. Other costs were lower, mainly related to a prior year settlement and profit from scrap sales in 2022/23.  Capital investment increased by £122 million compared with 2021/22 to £1,301 million primarily due to LPT2 and overhead line projects including Cottam-Wymondley, partly offset by lower Hinkley Seabank spend. UK Electricity Distribution This business (previously called WPD) was acquired by National Grid in June 2021. For 2022/23 revenue in UK Electricity Distribution segment increased £563 million compared with 2021/22 as a result of a full year of trading and higher inflation. Regulated controllable costs were higher as a result of a full year of ownership. The increase in depreciation and amortisation is due to a full year of ownership and additional asset growth due to continuing investment. Other costs were lower, primarily due to lower engineering recharges and profit on sale of smart metering business completed in 2022/23. Capital investment for the period 2022/23 was £1,220 million, an increase of £321 million from 2021/22 due to a full year of ownership. UK Electricity System Operator For 2022/23, revenue in the UK Electricity System Operator segment increased by £1,235 million to £4,690 million but this was principally as the result of higher pass-through costs, which increased from £3,215 million in 2021/22 to £4,152 million in 2022/23 (primarily reflecting higher balancing service costs due to increased global energy prices and higher intervention costs required to balance the grid). Underlying net revenue was £44 million higher, as the result of higher base revenue under RIIO-2 due to increased totex and higher inflation. Regulated controllable costs including pensions were £47 million higher from increased workload to deliver RIIO-2 and higher IT spend. Depreciation and amortisation was £18 million higher due to early asset write-off provision for Electricity Balance System and investments commissioned in 2021/22. Capital investment is in line with 2021/22 at £108 million. New England  Revenue in the New England segment decreased by £123 million to £4,427 million. Of this decrease, £1,164 million was due to the sale of the Rhode Island business in year, with the majority being offset by a stronger US dollar and rate case increases. Also, £7 million was due to year-on-year timing movements as a result of under-collection of revenues compared with our regulatory allowances in 2021/22. Adjusted operating profit decreased by £35 million to £708 million. Excluding pass-through costs, timing swings and the impact of the Rhode Island disposal, underlying net revenue increased by £416 million principally reflecting increased rates in Massachusetts Gas and Massachusetts Electric and a stronger US dollar. Regulated controllable costs decreased by £58 million as a result of the sale of Rhode Island and efficiency savings, partially offset by a stronger US dollar and increased workload. Provisions for bad and doubtful debts were £26 million higher at a constant currency and excluding the Rhode Island impact, following a lower provision release from 2021/22. Depreciation and amortisation was £2 million lower at a constant currency and excluding the Rhode Island impact, mainly due to the non-recurrence of a one-off 2021/22 adjustment, partially offset by increased investment. Other costs were broadly in line at a constant currency and excluding the impact of Rhode Island. Capital investment increased by £49 million to £1,527 million, reflecting a stronger US dollar and higher spend on gas assets driven by increased gas system enhancement plan investment partially offset by the Rhode Island sale in 2022/23, New York  Revenue in the New York segment increased by £1,433 million to £6,994 million. Of this increase, £796 million was due to an increase in commodity pass-through costs charged on to customers and the impact of a stronger US dollar. Adjusted operating profit decreased by £39 million to £741 million. Excluding pass-through costs and timing swings, underlying net revenue increased by £710 million (22%) principally from the benefits of rate increases under current agreements and a stronger US dollar. Regulated controllable costs were higher with increased workload, inflationary impacts and one-off items partially offset by cost efficiency savings. Provisions for bad and doubtful debts increased by £70 million, driven by write-offs related to phase 1 and 2 of the Arrears Management Programme. Depreciation and amortisation increased due to the growth in assets. Other costs increased due to higher energy efficiency programmes and increased property taxes, partly offset by a lower pension expense driven by gain on pension buyout. Capital investment increased by £494 million to £2,454 million, as a result of Volney-Marcy and Gowanus leases, higher investment in our electric assets to reinforce the network and increase capacity, and investment in digital growth to reduce cyber security risk, partially offset by lower gas investment due to lower mains replacement. National Grid Ventures (NGV) Revenue in the NGV segment increased by £317 million to £1,341 million, driven by higher interconnector revenues, which benefited from higher arbitrage from the high gas prices throughout the year. Also, a full year’s contribution of NSL due to being commissioned in FY22, along with higher commodity prices and increased revenues in our onshore renewables in the US. Capital investment in NGV was broadly in line with 2021/22, with higher investment in IFA1 as a result of the Sellindge fire and increased spend on our Grain LNG facility, partly offset by completion of the NSL interconnector (Norway) last year, lower JV investment driven by purchase of NY Bight seabed lease in 2021/22 and lower cash calls on Emerald. Other activities In 2022/23, adjusted operating profit increased by £10 million to £31 million, primarily driven by the St William property sale. Partially offset by community support payment and NG Partners loss compared to fair value gains in 2021/22. Capital investment was broadly in line with the prior year. Discontinued operations – UK Gas Transmission and Metering In 2022/23, revenue in the UK Gas Transmission segment increased by £230 million to £1,604 million, due to higher pass-through costs. Adjusted operating profit increased by £60 million to £714 million. Revenue was impacted by £261 million higher pass-through costs and £92 million favourable year-on-year timing swings. Net revenue (adjusted for timing) was £123 million lower, reflecting 2 months less ownership. Regulated controllable costs (including pensions) and other costs were broadly in line, principally from 2 months less ownership, partially offset by higher customer-funded works. Depreciation and amortisation was £91 million lower due to being classified as held for sale in 2021/22. Capital investment increased by £40 million to £301 million, mainly from continued investment at Peterborough and Huntingdon compressor stations, higher capitalised interest and higher cyber spend compared with 2021/22. Commentary on consolidated financial statements for the year ended 31 March 2023 continued 258 National Grid plc Annual Report and Accounts 2023/24

Definitions and glossary of terms

Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and abbreviations. We summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions. Alternative and regulatory performance measures are defined on pages 242 – 256.

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

Board
The Board of Directors of the Company (for more information, see pages 78 and 79).

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

Constant currency
Constant currency basis refers to the reporting of the actual results against the results for the same period last year, which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2024, which was $1.2624 to £1. The average rate for the year ended 31 March 2023 was $1.2156 to £1, and for the year ended 31 March 2022 was $1.3483 to £1. Assets and liabilities as at 31 March 2023 have been retranslated at the closing rate at 31 March 2024 of $1.26 to £1. The closing rate for the balance sheet date 31 March 2023 was $1.2337 to £1.

Contingent liabilities
Possible obligations or potential liabilities arising from past events for which no provision has been recorded, but for which disclosure in the financial statements is made.

COP28
The 28th UN Climate Change Conference of the Parties held in Dubai in the United Arab Emirates in November and December 2023 at which the Company gave various keynote speeches.

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

Deposit agreement
The amended and restated Deposit agreement entered into between National Grid plc, the Depositary and all the registered holders of ADRs, pursuant to which ADSs have been issued, dated 23 May 2013, and any related agreement.

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

259 National Grid plc Annual Report and Accounts 2023/24

Definitions and glossary of terms continued

Directors/Executive Directors/ Non-executive Directors
The Directors/Executive Directors and Non-executive Directors of the Company, whose names are set out on pages 78 and 79 of this document.

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

FRS
A UK Financial Reporting Standard as issued by the UK Financial Reporting Council (FRC). It applies to the Company's individual financial statements on pages 212 to 218, which are prepared in accordance with FRS 101.

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

Group Principal Risk (GPR)
A principal risk faced by the Company as monitored and assessed by the Board, details of which are set out on pages 24 to 30.

Group Value Growth
Group Value Growth is Group-wide Value Added expressed as a proportion of Group equity. See page 68 for an explanation of Value Added.

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

M

MADPU
The Massachusetts Department of Public Utilities.

MW
Megawatt, an amount of power equal to 1 million watts (10^6 watts).

260 National Grid plc Annual Report and Accounts 2023/24

Additional Information

MWh
Megawatt hours, an amount of energy equivalent to delivering 1 million watts (10^6 watts) of power for a period of one hour.

N

National Grid Renewables (NGR)
This business, which includes the renewables development company formerly known as Geronimo, is a leading developer of wind and solar generation based in Minneapolis in the US.

National Grid Ventures (NGV)
The Group's division that operates outside its core UK and US Regulated businesses, comprising a broad range of activities in the UK and US, including National Grid Renewables, electricity interconnectors, the Grain LNG terminal and energy metering, as well as being tasked with investment in adjacent businesses and distributed energy opportunities.

Net zero
Net zero means that a person, legal entity (such as a company), country or other body's own emissions of greenhouse gases are either zero or that its remaining greenhouse gas emissions are balanced by schemes to offset, through the removal of an equivalent amount of greenhouse gases from the atmosphere, such as planting trees or using technology like carbon capture and storage.

New England
The term refers to a region within the Northeastern US that includes the states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. National Grid's New England operations are primarily in the state of Massachusetts.

NGED
National Grid's UK electricity distribution business, formerly known as WPD, comprising Western Power Distribution Holding Company Limited and its subsidiaries.

NGET
National Grid's UK electricity transmission business.

NGT Sale
The sale, agreed by the Company and announced on 27 March 2022, of a 60% equity stake in its UK Gas Transmission and legacy metering businesses to a consortium comprising, inter alia, Macquarie Asset Management and British Columbia Investment Management Corporation which completed on 31 January 2023 and of a further 20% equity stake agreed in July 2023 which completed on 11 March 2024. The consortium also has an option on broadly similar terms to purchase the remaining 20%.

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

OPEB
Other post-employment benefits.

Ordinary shares
Voting shares entitling the holder to part ownership of a company. Also known as common stock. National Grid's ordinary shares have a nominal value of $12^{204}/_{473}$ pence.

P

Paris Agreement
The agreement, also known as the Paris Climate Accord, within the United Nations Framework Convention on Climate Change, dealing with greenhouse gas emissions mitigation, adaptation and finance starting in 2020, and adopted by consensus on 12 December 2015.

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

Rights Issue
On or around 23 May 2024, the Company will announce a capital raising of c.£7 billion by way of a fully underwritten Rights Issue of 1,085,448,980 new shares at 645 pence per new share on the basis of 7 new shares for every 24 existing shares. The Rights Issue Price of 645 pence represents a 34.7% discount to the theoretical ex-rights price of 988 pence per ordinary share based on the closing middle-market price on 22 May 2024 (being the last business day before the announcement of the terms of the Rights Issue), adjusted for the recommended final dividend for 2023/24 of 39.12 pence per ordinary share.

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

RIIO-T3
The five-year regulatory framework for transmission networks expected to be issued by Ofgem and to start on 1 April 2026

RPI
The UK retail price index as published by the Office for National Statistics.

261

National Grid plc Annual Report and Accounts 2023/24

Definitions and glossary of terms continued

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

Scope 3 greenhouse gas emissions
Scope 3 emissions are indirect greenhouse gas emissions as a consequence of the operations of the Company, but are not owned or controlled by the Company, such as emissions from third-party logistics providers, waste management suppliers, travel suppliers, employee commuting and combustion of sold gas by customers.

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

Strategic Infrastructure (SI)
The Group's business unit, established 1 April 2023, which will deliver UK ET projects through the ASTI framework.

Subsidiary
A company or other entity that is controlled by National Grid plc.

Swaption
A swaption gives the buyer, in exchange for an option premium, the right, but not the obligation, to enter into an interest-rate swap at some specified date in the future. The terms of the swap are specified on the trade date of the swaption.

T

Task Force on Climate-related Financial Disclosures (TCFD)
A body established in 2015 comprising 31 members from across the G20. In 2017 the TCFD released its climate-related disclosure recommendations and in 2022 TCFD disclosures became mandatory for UK premium listed companies. In 2023 the Taskforce disbanded with its monitoring responsibilities taken over by the IFRS Foundation, whose role is to develop recommendations for more informed investment and enable stakeholders to better understand the concentrations of carbon-related assets in the financial sector and the financial system's exposures to climate-related risk.

Tax Convention
The income tax convention between the US and the UK.

Taxes borne
Those taxes that represent a cost to the Company and are reflected in our results.

Taxes collected
Those taxes that are generated by our operations but do not affect our results. We generate the commercial activity giving rise to these taxes and then collect and administer them on behalf of tax authorities.

TCFD recommendations or recommended disclosures
The 11 recommended disclosures set out in the June 2017 TCFD report entitled 'Recommendations of the Task Force on Climate-related Financial Disclosures'.

Tonne
A unit of mass equal to 1,000 kilogrammes, equivalent to approximately 2,205 pounds.

Tonnes carbon dioxide equivalent (tCO_2e)
A measure of greenhouse gas emissions in terms of the equivalent amount of carbon dioxide.

Totex
Total expenditure, comprising capital and operating expenditure.

Treasury shares
Shares that have been repurchased but not cancelled. These shares can then be allotted to meet obligations under the Company's employee share schemes.

U

UK
The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK Corporate Governance Code (the 'Code')
Guidance, issued by the Financial Reporting Council in 2018, on how companies should be governed, applicable to UK listed companies, including National Grid, in respect of reporting periods starting on or after 1 January 2019.

UK Electricity Distribution (UK ED)
National Grid's UK electricity distribution business, formerly known as WPD, comprising Western Power Distribution Holding Company Limited and its subsidiaries.

UK Electricity Transmission (UK ET)
National Grid's UK electricity transmission business.

UK GAAP
Generally accepted accounting practices in the UK.These differ from IFRS and from US GAAP.

Underlying EPS
Underlying results for the year attributable to equity shareholders of the Company allocated to each ordinary share.

Underlying results
The financial results of the Company, adjusted to exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such, and to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, major storm costs (where these are above $100 million threshold in a given year) as well as excluding deferred tax on underlying profits in our UK regulated businesses (NGET and NGED).

US
The United States of America, its territories and possessions; any state of the United States and the District of Columbia.

US GAAP
Generally accepted accounting principles in the US. These differ from IFRS and from UK GAAP.

US state regulators (state utility commissions)
In the US, public utilities' retail transactions are regulated by state utility commissions, including the New York Public Service Commission (NYPSC) and the MADPU.

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

Value Growth
Value Growth is the Value Added, adjusted to normalise for a 3% long-run RPI inflation rate, expressed as a proportion of Group equity. See page 68.

262 National Grid plc Annual Report and Accounts 2023/24

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
Equiniti Aspect House
Spencer Road, Lancing
West Sussex BN99 6DA

The Bank of New York Mellon

For queries about ADSs:

1-800-466-7215
If calling from outside the US:
+1-201-680-6825

mybnymdr.com
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

Financial calendar

The following dates have been announced or are indicative:

23 May 2024	2023/24 full-year results
06 June 2024	Ordinary shares and ADRs go ex-dividend for 2023/24 final dividend
07 June 2024	Record date for 2023/24 final dividend
13 June 2024	Scrip reference price announced for 2023/24 final dividend
24 June 2024 (5.00 pm London time)	Scrip election date for 2023/24 final dividend
10 July 2024	2024 AGM
19 July 2024	2023/24 final dividend paid to qualifying shareholders
07 November 2024	2024/25 half-year results
20 November 2024	ADRs go ex-dividend for 2024/25 interim dividend
21 November 2024	Ordinary shares go ex-dividend for 2024/25 interim dividend
22 November 2024	Record date for 2024/25 interim dividend
28 November 2024	Scrip reference price announced
09 December 2024 (5.00 pm London time)	Scrip election date for 2024/25 interim dividend
13 January 2025	2024/25 interim dividend paid to qualifying shareholders

Dividends

The Directors are recommending a final dividend of 39.12 pence per ordinary share ($2.4939 per ADS) to be paid on 19 July 2024 to shareholders on the register as at 7 June 2024. Further details on dividend payments can be found on page 233. If you live outside the UK, you may be able to request that your dividend payments are converted into your local currency.

Under the Deposit agreement, a fee of up to $0.05 per ADS can be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2023/24 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to the distribution of the cash dividend.

Chequeless dividends: Since August 2022, all National Grid dividends will be paid directly into bank or building society accounts for ordinary shareholders. Please make sure you have completed and returned a bank mandate form. Benefits include the following:

- Your dividend reaches your account on the payment day.
- It is a more efficient and secure way of receiving your payment.
- It helps reduce the volume of paper in dividend mailing.

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

Internet and telephone share dealing: Equiniti also offers telephone and online share dealing at live prices. For full details, together with terms and conditions, please visit shareview.co.uk. You can call Equiniti on 0345 603 7037 for further details, or to arrange a trade. Lines are open Monday to Friday, 8:00am to 4:30pm for dealing, and until 6:00pm for enquiries.

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

263 National Grid plc Annual Report and Accounts 2023/24

Cautionary statement

This document comprises the Annual Report and Accounts for the year ended 31 March 2024 for National Grid plc and its subsidiaries.

It contains the Directors' Report and Financial Statements, together with the independent auditor's report thereon, as required by the Companies Act 2006. The Directors' Report, comprising pages 1 – 114 and 219 – 264 has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.

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

These forward-looking statements and targets are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations; and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US, as well as the future of system operation in the UK; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change, and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of our activities; network failure or interruption, the inability to carry out critical non-network operations, and damage to infrastructure, due to adverse weather conditions, including the impact of major storms as well as the results of climate change, or due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of our systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support our role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company.

Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries' transactions, such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in our regulated businesses and whether aspects of our activities are contestable; the funding requirements and performance of our pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with our employees or breaches of laws or regulations by our employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow our business to deliver our strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the NGT Sale, our Strategic Infrastructure projects and joint ventures and the separation and transfer of the ESO to the public sector.

For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report and the risk factors on pages 226 – 231 of this document. In addition, new factors emerge from time to time, and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.

The contents of any website references in this document do not form part of this document.

264 National Grid plc Annual Report and Accounts 2023/24

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C022913

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

Through protecting standing forests under threat of clearance, carbon is locked in that would otherwise be released. These protected forests are then able to continue absorbing carbon from the atmosphere, referred to as REDD (Reduced Emissions from Deforestation and forest Degradation). This is now recognised as one of the most cost-effective and swiftest ways to arrest the rise in atmospheric CO_2 and global warming effects. Additional to the carbon benefits is the flora and fauna this land preserves, including a number of species identified as at risk of extinction on the International Union for Conservation of Nature's Red List of Threatened Species.

luminous

Consultancy, design and production
www.luminous.co.uk

Further Information

Share ownership

At 22 May 2024, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

BlackRock, Inc. held 7.21% of our outstanding share capital as at 31 March 2021, such holdings decreased to 7.16% as at 31 May 2021, such holdings decreased to 7.04% as at 6 December 2021, and such holdings increased to 9.0% as at 31 December 2022. BlackRock, Inc. held 7.04% of our outstanding share capital as at 31 March 2023, such holdings increased to 7.22% as at 25 May 2023, and such holdings remained the same as at 1 June 2023. As noted on page 234 of the 2023/2024 Annual Report and Accounts, BlackRock, Inc. Held 6.88% of our outstanding share capital as at 31 March 2024.

Capital Group Companies, Inc. held 3.88% of our outstanding share capital as at 31 March 2021, and such holdings increased to 5.05% as at 31 March 2022. As noted on page 234 of the 2023/2024 Annual Report and Accounts, Capital Group Companies, Inc. held 4.99% of our outstanding share capital as at 31 March 2023, and such holdings remained the same as at 1 June 2023 and as at 31 March 2024.

Bank of America Corporation held 5.89% of our outstanding share capital as at 7 June 2023. As noted on page 234 of the 2023/2024 Annual Report and Accounts, such holdings remained the same as at 31 March 2024.

Since 31 March 2024 we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders listed on page 234 of the 2023/2024 Annual Report and Accounts.
Material interest in American Depositary Shares

As at 22 May 2024, we had 11,305 registered holders of our American Depositary Shares (ADSs) representing ownership of 8.60% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 22 May 2024, based on information available to us, we believe that approximately 8.60% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the policy is filed as Exhibit 11(b) to this Annual Report.

Subsequent Events

None.

Representations and Warranties in the Exhibits

Pursuant to the rules and regulations of the SEC, the Company has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties to them. These representations and warranties have been made solely for the benefit of the other party or parties to such agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date or dates as may be specified in such agreements.

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
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of National Grid plc. and its subsidiaries (together the “Group”) as at 31 March 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended 31 March 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 March 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at 31 March 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 22 May 2024, expressed an unqualified opinion on the Group’s internal control over financial reporting.
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
Property, plant and equipment – the impact of the energy transition on US gas assets – Refer to notes 1F, 1G and 13 to the financial statements
Critical Audit Matter Description
The US government and the states in which the US business units operate have enacted legislation and established targets in respect of net zero carbon emissions by 2050. Accordingly, climate change represents a strategic challenge for the Group, which has also set targets for reducing greenhouse gas emissions by the same date. Natural gas, when burned, emits carbon dioxide and is considered a greenhouse gas. Therefore, the strategic challenge relates to the potential future use of the Group’s US gas distribution assets, where the weighted average remaining useful economic life is c. 53 years, extending well beyond the 2050 net zero commitment date. As described in note 13 to the financial statements, the impact of changing the useful economic lives (UELs) of the gas assets in the US, such that they would be fully depreciated by 2050, would be a gross increase in the annual depreciation expense of £272 million. As the continued use of natural gas as a primary energy source beyond 2050 appears to be in conflict with net zero targets and the impact of shortening the UELs of the gas assets to 2050 has a material impact on annual depreciation, there is a risk that management’s estimate taken to determine the useful lives of US gas assets in the context of net zero commitments is not reasonable. The Group’s Clean Energy Vision (“CEV”) was updated in August 2023 to align to the Group’s updated 2030 1.5°C pathway targets accredited by the Science Based Target initiative (“SBTi”). The Group’s updated

CEV continues to set out a hybrid pathway with increased electrification and use of renewable natural gas (‘RNG’) and green hydrogen to eliminate fossil fuels from its gas networks in New York state and Massachusetts by 2050.
Both New York and Massachusetts, the largest states in which the Group operates in the US, previously announced non legally binding climate action plans, which were unchanged in FY24. The New York Scoping Plan targets 85% of homes and commercial building space in New York being electrified by 2050, subject to certain exemptions. The Massachusetts Clean Energy and Climate Plan for 2025 and 2030 (“CECP”) targets a high use of electrification including widespread deployment of heat pumps for buildings. Both plans envisage moderate demand for RNG and hydrogen in 2050.
In December 2023, the Massachusetts Department of Public Utilities (“DPU”) issued Order 20-80 (“the Order”), a regulatory strategy for natural gas, which seeks to initiate a managed and affordable transition away from the gas distribution system. The Order stated that the DPU would no longer allow cost recovery for new gas infrastructure without demonstration that non-gas pipeline alternatives were considered. The Order makes clear that existing investments in natural gas infrastructure by local gas distribution companies will not be affected. Further, the DPU declined to introduce changes to its gas supply procurement policy to mandate the addition of RNG to local gas distribution companies’ supply portfolios. However, the DPU also observed that there are numerous concerns regarding the affordability for customers of full electrification, including the upfront costs required for conversion.
Whilst recognising the uncertainties over the role of RNG and the use of hydrogen for home heating as both technologies are in early stages of development, management considers a hybrid electric-gas heating system approach to be a more feasible and achievable pathway to meet the federal and state decarbonisation goals than full electrification, given the climate and housing stock in the states in which it operates. Management’s updated CEV will require legislative and regulatory support to implement. This hybrid approach supports the need for the Group’s US gas assets in the longer term and hence management’s judgement is that the regulatory lives of US gas assets continue to be considered as the best estimate of its UELs.
Management has disclosed a key source of estimation uncertainty in relation to the UELs of the US gas assets, along with disclosure of sensitivity analysis were asset lives to be shortened. We have identified the estimated UELs of the Group’s gas distribution assets in the US as a key audit matter due to the significance of the judgement involved.
How the Critical Audit Matter Was Addressed in the Audit
We tested the effectiveness of controls over management’s assessment of the impact of the energy transition and climate change on the UELs of US gas assets and the associated disclosures. With the assistance of our sustainability specialists, we challenged the appropriateness of the UELs of the US gas assets, including management’s judgement that it is probable they will extend beyond 2050 in light of the different goals, commitments and legislation relating to net zero in the US states in which the Group operates by:
•    understanding management’s updated CEV and other potential pathways to achieve net zero targets in New York and Massachusetts;
•    obtaining and reading key federal and state policy announcements for achieving net zero targets including those set out below, and evaluating the extent to which they were consistent with or contradictory to management’s updated CEV including the Massachusetts DPU Order 20-80 (issued in December 2023);
•    obtaining and reading studies on the affordability of full home electrification relative to hybrid scenarios;
•    obtaining and reading third-party engineering and technical studies to assess the viabilities of the potential pathways;
•    discussing with our specialists in other countries the different future energy scenarios including management’s updated CEV;
•    enquiring with key operational, strategic and financial management regarding the probability of full electrification within the timeline of the UELs;
•    evaluating correspondence from the Group’s regulators, including rate cases in the US, to consider whether they presented any contradictory evidence; and
•    assessing the disclosures set out in notes 1F and 1G to the financial statements and the sensitivity analysis set out in note 13 to the financial statements regarding the UELs of the US gas assets for compliance with the disclosure requirements of IAS 1 - Presentation of Financial Statements.
US environmental provisions – Refer to notes 1F, 26 and 35 to the financial statements
Critical Audit Matter Description

At 31 March 2024 the Group has £2,418 million (2023: £1,891 million) of environmental provisions, of which £2,310 million (2023: £1,768 million) are in the US and £108 million (2023: £123 million) are in the UK. The Group has recognised total additions in the current year of £600 million. The Group’s environmental provisions relate to a number of sites owned and managed by the Group together with certain US sites which are no longer owned.
In the US, the provision is in respect of 218 sites which vary in the level of remediation performed to date and remaining remediation required. Of the total US environmental provisions of £2,310 million, the majority relates to three former sites which were identified by the Environmental Protection Agency (“EPA”) as sites of significant contamination (Superfund sites) or to legacy Manufactured Gas Plant sites (“MGP”). The EPA, and additional environmental agencies at the state level including the New York State Department of Environmental Conservation (“DEC”), have the authority to force the parties responsible for the contamination of these sites either to perform remediation works or reimburse the remediation costs for work led by other parties. In response to correspondence received from the environmental agencies during the year ended 31 March 2024, the Group has recognised additions of £496 million relating to the remediation of the Gowanus Canal Superfund site and the certain legacy MGP sites.
Environmental provisions are calculated based on management’s best estimate of the cash flows that will be required, discounted at a real discount rate, calculated based on the US government bond yield curve and the weighted average life of the provisions. There are a number of estimation uncertainties across all of the sites, including the Superfund and MGP sites. The Superfund and MGP sites are particularly complicated because of their size, the number of parties involved and the stage of remediation the projects are at. The uncertainties that exist in relation to these sites include:
•    the impact of changes in regulation or the environmental agencies’ interpretation and implementation of the regulations;
•    the extent of contamination identified and modelled from ongoing exploratory and remediation works;
•    the form, timing, extent, and associated cost of remediation needed;
•    the methods and technologies used in remediation;
•    the allocation of responsibility for remediation; and
•    the discount rate applied to the forecast cash flows.
Management is required to make judgements in selecting an appropriate discount rate which reflects changes in US treasury rates as current market assessments of the time value of money. The Group has continued to use a real discount rate of 1.5% (2023: 1.5%) to the undiscounted cash flows on the basis that there has not been a substantial and sustained change in US government bond yield curves. As described in note 35, changes to the discount rate applied could have a material impact on the provision balance in the next year.
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
•    We read relevant correspondence and minutes of meetings with the environmental agencies to assess the timing and measurement of the provision recognised, with the assistance of our environmental specialists to evaluate management’s position where significant estimation uncertainty exists;
•    With respect to the Gowanus Canal Superfund site and the legacy MGP sites, we reconciled the proposed remediation activities to agreements with the environmental agencies where available, or considered latest correspondence with the environmental agencies where remediation plans are yet to be agreed. The associated costings of these activities were agreed to third-party contracts and estimates. We utilised our environmental specialists to assist us in evaluating management’s key assumptions;
•    In order to assess the completeness of the liability as of 31 March 2024, we completed public domain searches on federal databases across all Group subsidiaries to determine whether any relevant costs or applicable sites were omitted. We further checked for the latest regulatory changes at the federal and local level, and precedent from remediation plans recently agreed with the environmental agencies, to determine whether the potential impact to other sites had been considered appropriately;

•    We evaluated the results of ongoing environmental testing at selected sites for potential non-compliance or evidence that the existing or planned remediation activities would require revision or enhancement; and
•    We performed additional procedures on the Gowanus Canal Superfund site with ongoing uncertainty around the allocation of responsibility. Specifically relating to the judgement over the estimated allocation of total remediation costs, we made enquiries of internal legal counsel and obtained analysis directly from external legal counsel to understand any potential changes to the previously determined positions regarding the Potentially Responsible Party (“PRP”) allocation. We evaluated settlements in the period with PRPs and compared the results to their assumed shares. We evaluated publicly available financial statement information and disclosures for a selection of PRPs to identify contradictory evidence in their share percentage and assess financial viability. We assessed the extent to which there is evidence obtained demonstrating the allocations will be substantially followed by all parties.
We challenged the methodology that management has adopted for calculating the discount rate with the support of our valuation specialists. In addition, we independently calculated an appropriate discount rate range and used this to assess management’s rate.
We assessed management’s disclosures in notes 1F, 26 and 35 for compliance with the IFRS disclosure requirements.

/s/ Deloitte LLP
London, United Kingdom
22 May 2024
The first accounting period we audited was 31 March 2018. In 2017, we began preparing for audit firm transition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of National Grid plc

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of National Grid plc. and its subsidiaries (together the “Group”) as of 31 March 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 March 2024, of the Group and our report dated 22 May 2024, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying internal control over financial reporting section appearing on page 226 of the Additional Information section. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
22 May 2024

Description
1.1	Articles of Association of National Grid plc as amended by Special Resolution passed on 26 July 2021. (Exhibit 1.1 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

2(a)
Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)
Incorporated by reference

2(b).1
Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).3 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).2
Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).3
Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).6 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).4
Amended and Restated Trust Deed dated 12 September 2014 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).5
Amended and Restated Trust Deed dated 18 December 2014 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).10 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).6
Amended and Restated Trust Deed dated 21 September 2015 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).13 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).7
Amended and Restated Trust Deed dated 9 December 2015 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).14 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).8
Amended and Restated Trust Deed dated 30 July 2019 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).8 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).9
Amended and Restated Trust Deed dated 30 July 2019 among National Grid Gas plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).10
Trust Deed dated 5 September 2019 among NGG Finance plc, National Grid plc and the Law Debenture Trust Corporation p.l.c. relating to a €500,000,000 Fixed Rate Resettable Capital Securities due 2079. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).11
Trust Deed dated 5 September 2019 among NGG Finance plc, National Grid plc and the Law Debenture Trust Corporation p.l.c. relating to a €750,000,000 Fixed Rate Resettable Capital Securities due 2082. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).12
Trust Deed dated 7 August 2020 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b). to National Grid plc Form 20-F dated 8 June 2021 File No. 1-14958)
Incorporated by reference

2(b).13
Trust Deed dated 22 October 2020 between National Grid North America and the Law Debenture Trust Corporation p.l.c. relating to a €8,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b). to National Grid plc Form 20-F dated 8 June 2021 File No. 1-14958)
Incorporated by reference

2(b).14
Amended and Restated Trust Deed dated 16 August 2021 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).14. to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)
Incorporated by reference

2(b).15
Amended and Restated Trust Deed dated 22 October 2021 between National Grid North America and the Law Debenture Trust Corporation p.l.c. relating to a €8,000,000,000 Euro Medium Term Note Programme (Exhibit 2(b).15. to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)
Incorporated by reference

2(b).16
Amended and Restated Trust Deed dated 11 August 2022 between National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €20,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).16 to National Grid plc Form 20-f dated 6 June 2023 File No. 1-14958)
Incorporated by reference

2(b).17
Amended and Restated Trust Deed dated 24 August 2022 among Western Power Distribution (East Midlands) plc, Western Power Distribution (South Wales) plc, Western Power Distribution (West Midlands) plc and HSBC Corporate Trustee Company (UK) Limited relating to a €6,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).17 to National Grid plc Form 20-f dated 6 June 2023 File No. 1-14958)
Incorporated by reference

2(b).18
Amended and Restated Trust Deed dated 4 August 2023 between National Grid North America Inc. and The Law Debenture Trust Corporation p.l.c. relating to a €8,000,000,000 Euro Medium Term Note Programme.
Filed herewith

2(b).19
Amended and Restated Trust Deed dated 10 August 2023 among National Grid Electricity Distribution (East Midlands) plc, National Grid Electricity Distribution (South Wales) plc, National Grid Electricity Distribution (South West) plc, National Grid Electricity Distribution (West Midlands) plc and HSBC Corporate Trustee Company (UK) Limited relating to a €6,000,000,000 Euro Medium Term Note Programme.
Filed herewith

2(c)	Description of Securities Registered Under Section 12 of the Exchange Act	Filed herewith

4(a).1*	Underwriting Agreement dated as of 23 May 2024 among National Grid plc and the underwriting banks named therein.	Filed herewith

4(b).1*	Amended and Restated Further Acquisition Agreement dated 19 July 2023 between Lattice Group Limited and Luppiter Bidco Limited relating to the acquisition of shares in GasT TopCo.	Filed herewith

4(b).2*	Remaining Acquisition Agreement dated 19 July 2023 between Lattice Group Limited and Luppiter Bidco Limited relating to the acquisition of shares in GasT TopCo.	Filed herewith

4(c).2	Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2014. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).3
Amendment to Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2015. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)
Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).5	Service Agreement among National Grid plc and Andrew Agg dated 21 December 2018. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Jacqui Ferguson	Filed herewith

4(c).7	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Earl Shipp. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Jonathan Silver. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Elizabeth (Liz) Hewitt. (Exhibit 4(c).16 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Paula Rosput Reynolds. (Exhibit 4(c).17 to National Grid plc Form 20-F dated 8 June 2021 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Lord Ian Livingston. (Exhibit 4(c).18 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Anne Robinson. (Exhibit 4(c).19 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).14	Letter of Appointment—Tony Wood. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).15	Letter of Appointment—Martha Wyrsch (Exhibit 4(c).21 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference
4(c).16	Letter of Appointment —Iain Mackay (exhibit 4(c).17 to National Grid plc Form 20-F dated 6 June 2023 File No. 1-14958)	Incorporated by reference
4(c).17	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).18	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).19	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

8
List of subsidiaries - The list of the Company’s significant subsidiaries as of 31 March 2024 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint venture and associates—Subsidiary undertakings” on pages 206-208 included in the Annual Report on Form 20-F for the financial year ended 31 March 2024. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2024.
Filed herewith
11(b)	Share Dealing Policy	Filed herewith

12.1	Certification of John Pettigrew pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.2	Certification of Andrew Agg pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

13.1
Certifications of John Pettigrew and Andrew Agg furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).
Filed herewith

15.1	Consent of Deloitte LLP, independent registered public accounting firm to National Grid plc.	Filed herewith

17.1	Subsidiary guarantors and issuers of guaranteed securities	Incorporated by reference

97.1	US Clawback Policy	Filed herewith
* Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By: /s/ Andrew Agg
Andrew Agg
Chief Financial Officer

London, England
23 May 2024