Form 20-F
period 2025-03-31
NATIONAL GRID PLC
filed 2025-05-29
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2025

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2025 was 5,132,617,708
Ordinary Shares of 12 204/473 pence each

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

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Financial Reporting Standards ☑
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2025 and is dated 29 May 2025. Details of events occurring subsequent to the approval of the annual report on 22 May 2024 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Pages(s)
1	Identity of directors, senior management and advisors	Not applicable	—
2	Offer statistics and expected timetable	Not applicable	—
3	Key Information
	3A [Reserved]		—
	3B Capitalization and indebtedness	Not applicable
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk Factors	“Additional Information—Internal control and risk factors—Risk factors”	262-268
4	Information on the company
	4A History and development of the company	“Strategic Report—National Grid at a glance”	2-3
		“Strategic Report—Chair’s statement”	4
		“Strategic Report—Chief Executive’s review”	5-7
		“Strategic Report—Our business model”	8-10
		“Strategic Report—Our business environment”	11-13
		“Strategic Report—Our strategy”	14-15
		“Strategic Report—Succeeding with our strategy”	16-17
		“Strategic Report—Our key performance indicators (KPI)”	18-21
		“Strategic Report—Our business units “—UK Electricity Transmission (UK ET)”; “—UK Electricity System Operator (ESO)”; “—UK Electricity Distribution (UK ED)”; —New England”; —New York”; “—National Grid Ventures (NGV)”; “—Other activities”	25-33
		“Strategic Report—Financial review—Capital Investment and asset growth ”	86-87
		“Financial Statements—Notes to the consolidated financial statements—1. 1. Basis of preparation and recent accounting developments—(D) Disposal of the UK Electricity System Operator (ESO)”	169
		“Financial Statements—Notes to the consolidated financial statements—1. 1. Basis of preparation and recent accounting developments—(E) Disposal of the UK Gas Transmission business”	169
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital investment”	174
		“Financial Statements—Notes to the consolidated financial statements—3. Revenue —(c) UK Electricity System Operator”	175
		“Financial Statements—Notes to the consolidated financial statements—10. Assets held for sale and discontinued operations”	192-194
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	256-261
		“Additional Information—Shareholder information—Articles of Association—General”	270
		“Additional Information—Shareholder Information— Documents on display”	271
		“Additional Information—Other disclosures—Property, plant, equipment and borrowings”	277-278
		“Additional Information—Other unaudited financial information—Alternative performance measures/non-IFRS reconciliations—Capital investment at constant currency”	286
i

		“Additional Information—Want more information or help?”	302
	4B Business overview	“Strategic Report—National Grid at a glance —Our businesses”	2
		“Strategic Report—Our Business Model”	8-10
		“Strategic Report—Our Business environment”	11-13
		“Strategic Report—Our Strategy”	14-15
		“Strategic Report—Succeeding with our strategy”	16-17

“Strategic Report—Our business units “—UK Electricity Transmission (UK ET)”; “—UK Electricity System Operator (ESO)”; “—UK Electricity Distribution (UK ED)”; —New England”; —New York”; “—National Grid Ventures (NGV)”; “—Other activities”
25-33
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	59-77
		“Strategic Report—Financial review—Segmental operating profit”	82-85
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	172-174
		“Financial Statements—Notes to the consolidated financial statements—3. Revenue”	175-178
		“Financial Statements—Notes to the consolidated financial statements—10. Assets held for sale and discontinued operations”	192-194
		“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments—(b) Commodity contract derivatives”	207-208
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	256-261
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint ventures and associates”
	4D Property, plants and equipment	“National Grid at a glance—Our businesses”	2
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	59-77
		“Strategic Report—Financial review—Capital Investment and asset growth”	86-87
		“Strategic Report—Financial review—Financial Position”	88
		“Financial Statements—Consolidated statement of financial position”	166
		“Financial Statements—Notes to the consolidated financial statements—5. Exceptional items and remeasurements—“—2024—Changes in environmental provisions”	183
		“Financial Statements—Notes to the consolidated financial statements—13. Property, plant and equipment”	199-201
		“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”	211-212
		“Additional Information—Other disclosures—Property, plant, equipment and borrowings”	277-278
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	277
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Our business model”	8-10
		“Strategic Report—Our business environment”	11-13

		“Strategic Report—Our business units “—UK Electricity Transmission (UK ET)”; “—UK Electricity System Operator (ESO)”; “—UK Electricity Distribution (UK ED)”; —New England”; —New York”; “—National Grid Ventures (NGV)”; “—Other activities”	25-33
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	59-77
		“Strategic Report—Financial review”	79-92
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	172-174
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management—(c) Currency risk”	232-233
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	256-261
		“Additional Information—Internal control and risk factors—Risk factors—Law, regulation and political and economic uncertainty”	263
		“Additional Information—Commentary on consolidated financial statements”	295-296
	5B Liquidity and capital resources	“Strategic Report—Financial review”	79-92
		“Financial Statements—Consolidated cash flow statement”	167
		“Financial Statements—Notes to the consolidated financial statements—1.A Going concern”	168
		“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	206-208
		“Financial Statements—Notes to the consolidated financial statements—20. Cash and cash equivalents”	210
		“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”	211-212
		“Financial Statements—Notes to the consolidated financial statements—29. Net debt”	225-226
		“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	227
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	228-240
		“Financial Statements—Notes to the consolidated financial statements—33. Borrowing facilities”	241
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	256-261
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity”	268
	5C Research and development, patents and licenses, etc.	“Additional Information—Other disclosures—Research, development and innovation activity”	278
	5D Trend information	“Strategic Report—Our business environment”	11-13
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	59-77
		“Strategic Report—Financial review”	79-92
	5E Critical Accounting Estimates	Not applicable	—
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance Report—Our Board”	99-102
	6B Compensation	“Corporate Governance Report—Directors’ Remuneration report”	121-149

		“Financial Statements—Notes to the consolidated financial statements—4. Other operating costs—(c) Key management compensation”	180
		“Financial Statements—Notes to the consolidated financial statements—25. Pensions and other post-retirement benefits”	214-220
	6C Board practices	“Corporate Governance Report—Our Board”	99-102
		“Corporate Governance Report—Corporate Governance overview”	98
		“Corporate Governance Report—Audit & Risk Committee report”	112-118
		“Corporate Governance Report—Directors’ Remuneration report”	121-149
		“Additional Information—Shareholder Information—Articles of Association—Directors”	270
	6D Employees	“Strategic Report—Our business model”	8-10
		“Strategic Report—Our People”	51-54, 277
		“Financial Statements—Notes to the consolidated financial statements—4. Other operating costs—(b) Number of employees”	179
	6E Share ownership	“Corporate Governance Report—Directors’ Remuneration report—Statement of implementation of policy in 2024/25 ”	128-137
		“Additional Information—Other disclosures—All-employee share plans”	275
		“Share ownership”	“Further Information”
	6F Disclosure of a registrant’s action to cover erroneously awarded compensation	Not applicable	—
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	272
		“Material interests in shares”; and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	227
		“Financial Statements—Notes to the consolidated financial statements—31. Related party transactions”	228
		“Material interests in shares”	“Further Information”
	7C Interests of experts and counsel	Not applicable	—
8	Financial information
	8A Consolidated statements and other financial information	“Strategic Report—Chair’s statement”	4
		“Strategic Report—Financial review”	79-92
		“Strategic Report—Corporate governance overview—Key Board Activities ”	104-105
		“Corporate Governance—Audit & Risk Committee report—Significant issues/judgments relating to the financial statements—Application of the Group’s exceptional items framework”	114
		Financial Statements—“Consolidated financial statements under IFRS-Primary Statements ”	162-247
		“Financial Statements—Notes to the consolidated financial statements—5. Exceptional items and remeasurements”	181-184
		“Financial Statements—Notes to the consolidated financial statements—9. Dividends”	191
		“Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”

	8B Significant changes	“Strategic Report—Financial Review—Post balance sheet events”	92
		“Financial Statements—Notes to the consolidated financial statements—36. Post balance sheet events”	247
		“Additional Information—Shareholder Information—Events after the reporting period”	271
		“Subsequent Events”	“Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder Information—Share information”	272
	9B Plan of distribution	Not applicable	—
	9C Markets	“Additional Information—Shareholder information—Share Information”	272
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	Additional information
	10A Share capital	Not applicable	—
	10B Memorandum and articles of association	“Additional Information—Shareholder information—Articles of Association”	270-271
		“Additional Information—Shareholder information—Articles of Association; — Dividend Rights"	270
		“Additional Information—Other disclosures—Change of control provisions”	276
		“Additional Information—Other disclosures—Corporate governance practices: differences from NYSE listing standards”	276
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	278
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	271
	10E Taxation	“Additional Information——Shareholder information—Taxation”	274-275
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	271
	10I Subsidiary information	“Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint ventures and associates”	242-245
11	Quantitative and qualitative disclosures about market risk
	11(a) Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	206-208
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	228-240
		“Additional Information—Internal Control and Risk factors—Risk Factors”	262-268
	11(b) Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—35. Sensitivities”	246-247
	11(c) Interim Periods	Not Applicable	—
	11(d) Forward looking statement safe harbor	“Additional Information—Cautionary statement”	303
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
v

	12C Other securities	Not applicable	—–
	12D American depositary shares	“Additional Information—Shareholder information—Depositary payments to the Company”	271
		“Additional Information—Definitions and glossary of terms”	297-301
		“Material interest in American Depositary Shares”	“Further Information”
13	Defaults, dividend arrearages and delinquencies	Not applicable	—
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures
	15(a) Disclosure controls and procedures	“Additional information —Internal control and risk factors—Disclosure controls”	262
	15(b) Management’s annual report on internal control over financial reporting	“Additional Information—Internal control and risk factors——Internal control over financial reporting”	262
		“Corporate Governance Report—Audit & Risk Committee report”	112-118
	15(c) Attestation report of the registered public accounting firm	“Report of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
16	16A Audit committee financial expert	“Corporate Governance Report—Our Board”	99-102
		“Corporate Governance—Audit & Risk Committee report—Committee financial experience”	113
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	276
	16C Principal accountant fees and services	“Corporate Governance Report—Audit & Risk Committee report—External audit—External auditors' fees”	118
		“Corporate Governance Report—Audit & Risk Committee report—External audit—Non-audit services”	118
		“Financial Statements—Notes to the consolidated financial statements—Note 4. Other operating costs—(e) Auditors’ remuneration”	180
	16D Exemptions from the listing standards for audit committees	Not applicable	—
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information—Shareholder information—Material interests in shares—Authority to purchase shares”	272
	16F Change in registrant’s certifying accountant	Not applicable	—
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from NYSE listing standards”	276
	16H Mine safety disclosure	Not applicable	—
	16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
	16J Insider Trading Policies	“Insider Trading Policy”	“Further Information” and Exhibit 11(b)
	16K Cybersecurity Disclosures
	16K(b) Risk management and strategy	“Strategic Report—Our principal risks and uncertainties—Catastrophic Cyber security risk management and strategy”	41
		“Additional Information—Internal control and risk factors—Risk factors—Cyber or physical security breaches”	265
	16K(c) Governance	“Strategic Report—Our principal risks and uncertainties—Catastrophic cyber security incident”	38
		“Strategic Report—Cybersecurity governance”	41
17	Financial statements	Not applicable	—
18	Financial statements

		Financial Statements—“Consolidated financial statements under IFRS-Primary Statements ”	162-247
		“Financial Statements—Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
19	Exhibits	Filed with the SEC	—

Building
our energy
future

National Grid plc Annual Report and Accounts 2024/25
At National Grid, we are
driven by our purpose:
to bring energy to life
Our aim is to be at the heart of a secure, affordable and clean energy future.
We work with the wider energy industry, governments, regulators, and the customers and communities we serve to deliver this vision.
Demand for electricity is expected to increase significantly through the electrification of heat and transport and the energy needs of advances in technology such as artificial intelligence. Innovation in electricity generation, including in renewables, storage and nuclear, is driving significant change in where and how energy is produced. There is significant innovation in the hardware and software we use to design, build, operate and maintain the energy networks we own.
As National Grid, our role is to deliver the network infrastructure and energy solutions required to meet the needs of our customers and stakeholders with this transition.
Our residential and commercial customers want access to clean, secure and affordable energy, delivered safely and reliably across our networks.
Energy generators and storage operators rely on our networks to move energy to the homes and businesses who need it.
Our governments and regulators expect us to deliver network
infrastructure safely, reliably and affordably. They want our networks to support economic growth and emissions reduction targets.
Our investors expect us to deliver an attractive proposition, generating shareholder value through dividends and asset growth.
Across the energy sector, governments, regulators, financiers, suppliers and customers are all playing their part in delivering the changes needed. We play an important role and we continue to strengthen our relationships with key stakeholders. We engage local communities on our projects, while working with governments, regulators and our supply chain to deliver vital energy projects at pace.
This time last year we announced an unprecedented level of investment in our networks in the UK and US – c.£60 billion over five years, nearly doubling our investment from the previous period. Since then, we have scaled up our operations to deliver this level of investment in ground-
breaking projects that will expand our networks. Delivery is well under way with a record £9.85 billion in capital investment in the year.
But it’s not just about scale. It is about how we deliver too. We are building a culture of innovation at National Grid to ensure we make the best use of the networks we have and deliver new network infrastructure faster and more efficiently. We are working with our supply chain partners and leveraging the exciting new technologies being developed and invested in directly by our corporate venture capital arm, National Grid Partners.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	1
2024/25 performance highlights

Statutory operating profit	Underlying operating profit
£4,934m	£5,357m
10% y-on-y 2023/24: £4,475m	12% y-on-y 2023/24: £4,773m

Statutory earnings per share	Underlying earnings per share
60.0p	73.3p
8% y-on-y 2023/24: 55.5p	2% y-on-y 2023/24: 72.1p
(rebased)	(rebased)

Capital investment	Asset growth
£9.85bn	9.0%
20% y-on-y 2023/24: £8.24bn	-0.7% y-on-y 2023/24: 9.7%

Dividend per share	Network reliability
46.7p	99.9%
3% y-on-y 2023/24: 45.26p	2023/24: 99.9%
(rebased)

Lost time injury frequency rate per 100,000 hours worked	Scope 1 and 2 GHG emissions thousand ktCO2e
0.10	7.4
25% y-on-y 2023/24: 0.08	8.3% y-on-y 2023/24: 6.9

Employee engagement
Our most recent overall employee engagement index in our twice annual Grid:Voice survey was 80%.

Further reading
Throughout this report you can find links to further detail within this document.

Online report	Alternative performance measure
The PDF of our Annual Report and
Accounts 2024/25 includes a full search
facility. You can find the document by
visiting our website nationalgrid.com/
investors/resources/reports-plc or by
scanning the QR code below the
contents list.

In addition to International Financial Reporting Standards
(IFRS) figures, management also uses a number
of alternative measures to assess performance. Definitions
and reconciliations to statutory financial information can
be found on pages 279 – 284. These measures are
highlighted with the symbol opposite.

Online content	Reporting currency
In this report there are QR codes you can scan to view further content online. Simply open the camera app on your smartphone to scan the code.	Our financial results are reported in sterling. We convert our US business results at the weighted average exchange rate during the year, which for 2024/25 was $1.27 to £1 (2023/24: $1.26 to £1).

Read this Annual Report online

2	National Grid plc Annual Report and Accounts 2024/25
National Grid at a glance

A vital role in transforming energy systems
	UK
National Grid businesses play a vital role in
energy systems, safely and reliably
connecting millions of people to the energy
they use, while investing for the future to
power growth, resilience and the transition
to a cleaner tomorrow.

Our businesses	UK Electricity Transmission (UK ET/NGET)	UK Electricity Distribution (UK ED/NGED)

Read more Page 25

What we do
Transmission networks transport energy over long distances
at high voltage (in the case of electricity) and high pressure (in the case of gas) from where it is produced and onwards to
distribution networks.
Distribution networks take high-voltage electricity and high-
pressure gas from transmission networks and deliver it at lower voltage and reduced pressure to homes, businesses and industrial infrastructure.
Supply involves buying and then selling electricity and gas on to customers, with associated customer services.
Generation is the production of electricity from renewable, nuclear and fossil fuel sources.
Storage are technologies such as batteries and liquified natural gas that store energy.

We own and operate the high-
voltage electricity transmission
network in England and Wales.
This includes connecting new
customers and delivering the
major strategic infrastructure to
enable a clean power grid.

We own and operate the UK’s
largest electricity distribution
network, serving customers in
the East Midlands, West
Midlands, South West and
South Wales. This includes a
Distribution System Operator
(DSO) which is overseen by an
independent panel.

Read more page 9

Business split

2024/25 Regulatory asset value (RAV), rate base and other assets (% of Group)	31%	18%

2024/25 Underlying operating profit (% of Group)	27%	22%

2024/25 Capital investment (£bn)	£3.0bn	£1.4bn
Indicates an alternative performance measure

Strategic Report	Corporate Governance	Financial Statements	Additional Information	3

US		International

New York (NY)	New England (NE)	National Grid Ventures (NGV)	Other activities

We own and operate electricity transmission and distribution networks across upstate New York. We also own and operate gas distribution networks in New York City and on Long Island.	We own and operate electricity transmission networks in Massachusetts, New Hampshire and Vermont. In Massachusetts, we also own and operate electricity and gas distribution networks.
We develop and operate large
scale energy projects across the
UK and US. They represent a
broad mix of energy assets and
businesses, including six
electricity interconnectors
between the UK and Europe, US
competitive transmission, power
generation, liquified natural gas
(LNG) import and battery
storage. National Grid
Renewables and Grain LNG are
classified as held for sale.
			Primarily National Grid Partners, the corporate venture capital and innovation arm of National Grid, plus UK property, insurance and corporate activities.

27%	14%	7%	3%

27%	17%	7%	—%

£3.3bn	£1.8bn	£0.4bn	£—bn

4	National Grid plc Annual Report and Accounts 2024/25
Chair’s statement

Evolving landscape

Whole-system planning, deployment of advanced technologies and strong controls over our processes are key to running a business fit for the future.

Dear fellow shareholder,
Power is essential to the modern world. But
throughout my four decades in the energy
industry, networks have been of little interest
to consumers. They were simply there when
we needed them, providing reliable service.
However, a confluence of events and policies
has now placed energy networks in the public
eye.
The UK Government’s bold mission to achieve
clean power by 2030 requires a once-in-a-
generation ‘rewiring’ of the country’s
infrastructure. The US, by contrast, is focused
on energy as a key enabler of economic
growth, with an emphasis on driving the AI
revolution and reshoring of manufacturing.
Both approaches will require substantial new
energy supplies and infrastructure. And, as
we’ve seen with recent global power
interruptions, it’s not surprising that energy
infrastructure is now a more visible part of the
public discourse.
The debate boils down to resiliency and
affordability.
Given all that’s at stake, it’s fair for the public
to ask how National Grid is going to ensure
continued high levels of reliability, particularly
as power systems have increasing proportions
of renewables in the mix. Understandably, as
customers experience escalating energy
costs, regulators want to be assured that
National Grid will invest cost-effectively in
modernising its systems. And, in the
boardroom, independent directors provide a
constructive challenge to our leadership as it
maps the path forward. Whole-system
planning, deployment of advanced
technologies and strong controls over our
processes are key to running a business fit for
the future.
National Grid’s talented global workforce of
more than 30,000 employees embraces the
opportunities that come with change.
For almost ten years, we have been wisely
guided by our CEO, John Pettigrew. On
1 May 2025, we announced that John will
retire later this year after 35 years of service.
I am grateful to have learned about National
Grid’s businesses through John’s eyes and
experience. He has been a wonderful
collaborator and an exceptional leader whose
impact will be felt for years to come. On
behalf of the Board, I extend to him
heartfelt appreciation.
Our Board succession planning process has
been well embedded. As such, on 1 May, we
also announced that Zoë Yujnovich, a global
executive at Shell plc, will assume the chief
executive role at National Grid on 17
November 2025. She comes with a diverse
background in energy and natural resources,
along with a proven record in capital delivery.
We have a transition plan in place for the
handover and the company will not miss
a beat.
The energy landscape is evolving, and so is
National Grid. I feel confident that our
committed workforce, inspired by John’s
example and newly led by Zoë, will serve our
shareholders, customers and communities
well in the times ahead. Thank you for your
continued support.
Sincerely,
Paula Rosput Reynolds
Chair
14 May 2025
Final dividend of
30.88p
per share proposed to be
paid on 17 July 2025
The 2025 Annual General Meeting (AGM) of National Grid plc
will be held as a hybrid event at 11.00am on Wednesday 9
July 2025. More details on the arrangements for this year’s
AGM, including how to attend virtually, can be found at
nationalgrid.com/investors

Strategic Report	Corporate Governance	Financial Statements	Additional Information	5
Chief Executive’s review

Resilient, reliable networks

With our strategic focus on energy networks,
we are delivering our £60 billion five-year plan
at pace, building the next generation of
infrastructure and solutions needed to meet
accelerating demand for secure, affordable
and clean energy.

Context in which we are operating
After 35 years at National Grid and nearly 10
years as CEO, I recently shared my decision to
retire from the Group. It has been an immense
honour for me to lead the company I joined as
a graduate, and when I step down later this
year, I will do so knowing that we are in a
position of great strength. I also have every
confidence that my successor, Zoë Yujnovich,
is the right person to lead National Grid on the
next stage of its journey.
We are living through a period of
unprecedented change in the world, but also
one of opportunity and growth. Resilient and
reliable networks capable of meeting demand
for secure, affordable and clean energy are
essential to future prosperity, helping to
create the industries and technologies of
tomorrow, drive economic growth and
support millions of jobs.
In the UK, the Government’s mission for
clean power by 2030 is an important part of
its growth plans and aims to achieve at least
95% renewable energy by the end of the
decade. This ambitious initiative includes
major industry reforms across energy
planning, connections, supply chains
and digitisation.
In the US, we have seen a shift at the federal
level from a focus on climate to economic
competitiveness and national security. At the
state level, there is increasing focus on energy
affordability and reliability, coupled with an
ongoing debate on how to best achieve the
transition to cleaner energy. At National Grid,
we believe that strengthening and
modernising our networks is the key to helping
our regions attract investment and bolster
security of supply, while continuing to reduce
carbon emissions.
I’m pleased to say we’ve seen good progress in
our push for policies that are essential for the
energy transition and attract the investment
needed to fund the networks of the future. This
will be critical to ensuring we build the capacity
and resilience needed in the energy system.
There is particular focus on this in the UK
following the fire at our North Hyde substation
and subsequent disruption at Heathrow Airport
and the surrounding area. While transmission
power was always available to Heathrow, we
are committed to working closely with the
National Energy System Operator and our other
stakeholders to ensure any lessons are learned
and that we prevent incidents like this from
happening again.
Business highlights from the year
Against this backdrop, I’m hugely proud of all
we’ve achieved over the past 12 months.
We’re leading the industry in delivering the
next generation of networks and energy
solutions that will be fit for the 21st century.
Personal highlights for me include the
progress we’ve made with our 17 ASTI
projects and our ambitious £35 billion plan
for the transmission network in England and
Wales, which we’ve now submitted to Ofgem.
We’ve also secured seven new delivery
partners through our £9 billion Great Grid
Partnership and 10 more suppliers in our
£59 billion high voltage direct current (HVDC)
framework. Together, these initiatives
represent the biggest upgrade of the UK
energy grid in a generation.
I’m also proud of the huge strides we’ve made
through our UK Distribution System Operator
in scaling up the benefits we’ve delivered for
our stakeholders, consumers and the energy
system in the last 12 months.

6	National Grid plc Annual Report and Accounts 2024/25
Chief Executive’s review continued
£60bn
We’ve made excellent progress in the US as
well. Our $4 billion Upstate Upgrade in New
York is on track, and we’re delivering further
gas mains replacement and network
reinforcement across the state. In
Massachusetts, our $2 billion Electric Sector
Modernization Plan was approved by the
regulator, and we achieved an important
legislative milestone on permitting reform with
the passage of the Massachusetts climate bill.
We also agreed fair new rates for our
downstate New York gas and Massachusetts
electric businesses.
In our National Grid Ventures business, we’ve
made significant progress with our pioneering
LionLink interconnector. Once complete, it will
provide another connection between the
British and Dutch electricity grids, maximising
our renewable energy resources, reducing
reliance on fossil fuels, and reinforcing security
of supply for Britain.
As with LionLink, innovation runs through
everything we do, and National Grid Partners
is an important part of that, investing in
technologies that have game-changing
potential for the future of energy. We have
invested more than $500 million in startups to
date and committed an additional $100 million
for AI startups.
Finally, as part of our refocusing on networks,
we have announced the sale of National Grid
Renewables to Brookfield for $1.7 billion and
launched the sale of our LNG facility at the
Isle of Grain.
We have achieved all this while ensuring the
safety and security of our networks, and the
reliable flow of energy for millions of homes
and businesses.

Read more: Our business units pages 25 – 33
Investment and delivering for
shareholders
We successfully completed the £7 billion Rights
Issue last Spring, an important part of our plan
to invest around £60 billion. We are grateful for
the support you, our shareholders, have shown
as we undertake this historic investment.
Capital investment was a record £9.85 billion
over the past year, in line with our plan and
20% higher than last year. This reflects the
scale of activity across all our regulated
businesses. We’ve delivered a strong
performance, with underlying operating profit
increasing 12% to £5.4 billion at constant
currency, reflecting increased regulated
revenues and flat controllable costs, and
achieved through our focus on agreeing
the right regulatory frameworks and
efficient delivery.
Five-year financial framework
2024/25 – 2028/29 announced 23 May 2024

Capital investment	Group asset growth	Underlying EPS

	c.10% CAGR[1]	6–8% CAGR[2]
	Balance sheet and ratings	Dividend and equity

	Credit metrics maintained above current rating thresholds[3]	Aim to grow dividend per share in line with UK CPIH[4]

	Regulatory gearing at 61% at March 2025, then trending back towards the high-60% range by the end of RIIO-T3	Net Rights Issue proceeds of £6.8bn in 2024/25

c.£51bn Green, directly into the decarbonisation of energy networks, aligned to EU Taxonomy
	Use of hybrid debt	Continued use of scrip dividend

1.Group asset compound annual growth rate from a 2023/24 baseline. Forward years based on assumed USD FX rate of
1.25 and long run UK CPIH and US CPI. Based on our continuing businesses, as defined by IFRS, which included the
ESO until its disposal in October 2024 and includes Grain LNG and National Grid Renewables until their planned disposals.
2.EPS compound annual growth rate from a 2024/25 baseline. Forward years based on assumed USD FX rate of 1.25, long run UK CPIH, US CPI and interest rate assumptions and scrip uptake of 25%. Based on our continuing businesses, as defined by IFRS, which included the ESO until its disposal in October 2024 and includes Grain LNG and
National Grid Renewables until their planned disposals.
3.Through to at least the end of the RIIO-T3 price control period.
4.2024/25 DPS increased by 3.21% following the rebase of the 2023/24 DPS from 58.52p to 45.26p after taking account of the new shares issued following the Rights Issue.

UK ET	c.£23bn

UK ED	c.£8bn

New England	c.£11bn

New York	c.£17bn

NGV	c.£1bn

Strategic Report	Corporate Governance	Financial Statements	Additional Information	7

National Grid is now embarking on an exciting
new phase of growth with an attractive
investor proposition underpinned by high
quality asset growth, strong earnings growth,
and an inflation protected dividend.
Empowering colleagues,
customers and communities
We are working to balance the investment
required to deliver affordable energy for our
customers with the reality that many are
struggling with a high cost of living. To help,
we have announced a new £13.8 million Grid
for Good Energy Affordability Fund. This will
run for three years, with donations to charities
and organisations providing immediate
financial relief to families and communities in
need on both sides of the Atlantic.
In the US, we continue to improve the
reliability of our customer systems. We have
launched an updated mobile app, enhanced
outage communications, and made it easier
for customers to update their communication
preferences. These improvements, amongst
others, will help us to better connect
customers with ways to save energy, manage
their bills and easily access assistance.
Our deep commitment to local communities
includes our ongoing rapid response teams. In
September 2024, nearly 150 of our crews
travelled to storm-ravaged Tennessee, Virginia
and West Virginia to assist with safety and
recovery from Hurricane Helene. In December
2024, Storm Darragh brought major disruption
across the UK. It was one of the biggest
storms to impact our network in decades and
I’m proud of our teams who managed to get
95% of the over 700,000 customers impacted
back on supply within 48 hours.
Looking ahead
After another year of strong performance, we
have a solid platform to build on. We are now
squarely focused on delivering for our
customers and communities, building and
operating the infrastructure needed to meet
accelerating demand at the right speed and
scale for the lowest possible cost.
As my time with National Grid draws to a
close, we are well positioned to take
advantage of the significant growth
opportunities ahead. It has been the privilege
of my life to lead this company over the past
decade and I’m incredibly proud of all we’ve
achieved in that time. This is down to the
unwavering commitment of our 30,000
dedicated colleagues and their relentless
focus on delivering for our customers. It is our
people that make this organisation so special.
It is also our people who give me great
confidence that, when I hand the reins to my
successor Zoë in November, National Grid will
continue to go from strength-to-strength.
John Pettigrew
Chief Executive
14 May 2025

8	National Grid plc Annual Report and Accounts 2024/25
Our business model
Building our
energy future
We are playing a key role in delivering the energy systems

of the future, working alongside partners for the benefit of our customers, communities, and wider society.

Our resources
Physical assets		Efficient financial capital

Our network assets are critical infrastructure. They are large and built to last. We continuously invest to maintain and upgrade them to ensure safe and reliable service, integrate new sources of power, and meet new demand.

We fund our business through a combination of equity and debt. We maintain an appropriate mix of the two and manage financial risks prudently, committing to a strong overall investment grade credit rating.

Strategic and responsible leadership		Expert colleagues

Our strategy articulates our priorities clearly and positions our business to support growth and long-term economic benefits, and a cleaner future, in the places we operate. We have well-established governance structures and controls in place to manage risk.

We are immensely proud of our people. Together we have spent decades installing and managing critical networks and systems, forging relationships, and building a culture of ambitious, diligent and passionate service.

Strong partner relationships

Customers With our customers, including the electricity generators and gas suppliers who own the energy that flows through our networks.	Contractors With our contractors who have complementary skills, experience and resources to help us get the job done.	Governments and communities With national and regional governments and local communities who support us to deliver infrastructure that meets their needs.	Regulators and agencies With the regulators and agencies who agree the prices we can charge and the amounts we can invest, as well as the health, safety and environment standards we must meet.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	9
The role we play in energy systems

Sources of power
Generation
In the US, we own and operate fossil fuel electricity
generation facilities on Long Island. We also operate
modern solar and battery storage projects with
NextEra Energy Resources on Long Island. We
facilitate the connection of energy generation assets
to our transmission systems.

Integrating clean energy sources
Renewables and zero carbon sources play a
critical and fast-growing role in our energy
systems. Facilitating connections to a wide range
of clean energy sources is a fundamental part of
our work. We earn a regulated return on the assets
we build when extending our network to connect
new energy sources.

Networks and infrastructure

Electricity interconnection
Interconnectors are high-voltage cables used to
connect the electricity systems of neighbouring
countries to allow the trading of excess power and
balance supply and demand to maintain security of
supply. We operate six interconnectors linking the UK
to France, Belgium, Norway, the Netherlands and
Denmark. We sell capacity on our interconnectors to
facilitate cross-border flow.

Transmission
Our transmission networks transport energy over
long distances, safely and efficiently from where it
is produced to distribution networks. We charge
generators and distributors for putting energy into
and out of our networks, based on prices set
by regulators.

Delivering for customers
Distribution and supply
Our distribution networks take high-voltage electricity
and high-pressure gas from the transmission
networks, and deliver it at lower voltages and reduced
pressures to homes and businesses, such that it can
be used by consumers. In the UK and US, we deliver
electricity. In the US, we also deliver gas and act as a
supplier. Through our UK electricity distribution
service operator, and in the US, we ensure that
supply and demand are balanced. We earn revenue
from transporting and distributing energy to
businesses and homes.

How we create value

Engineering and asset management Investing in and maintaining assets across their life.	Safe and reliable operations Operating safely and acting quickly to fix issues.	Investing in our people and culture Creating jobs, building skills and strengthening our culture.

Innovation Embracing new ideas and ways of working and supporting emerging technologies.	Modelling and forecasting Planning for a transforming energy system.	Capital project delivery Effectively delivering complex projects.

10	National Grid plc Annual Report and Accounts 2024/25
Our business model continued
Delivering value
for our stakeholders

Customers	page 48	Investors	page 79

Delivery of secure, affordable and reliable energy to customers in the communities we serve and provision of essential assets that connect power generators to our transmission networks.		A low-risk and dependable investment proposition, focused on generating shareholder value through dividends and asset growth.
The value we create		The value we create
99.9%	£9.85bn	73.3p	9.0%
Network reliability	Capital investment	Underlying EPS	Group ROE

2023/24: 99.9%	2023/24: £8.24 billion	2023/24: 72.1p (rebased)	2023/24: 10.5% (restated)
Colleagues	page 51	Supply chain and delivery partners	page 24

An inclusive and safe environment where colleagues can develop their skills and careers to reach their full potential.		Responsible and efficient supply and delivery chains with aligned interests.
The value we create		The value we create
0.10	39%	£9bn	92%
Safety LTIFR per 100,000 hrs	Jobs filled internally	Great Grid Partnership announced	Suppliers paid to terms

2023/24: 0.08	2023/24: 52%		2023/24: 90%
Communities	page 48	Political and regulatory	page 256

Creation of jobs, skills and employability pathways, alongside charitable community work and the long-term benefits of clean energy.		Trusted relationships with shared goals to deliver energy policies, growth and environmental commitments.
The value we create		The value we create
31,645	60,511	3,016 MW	£7,667m
Employees	Volunteering hours	Renewable capacity connected in year	Green capital investment

2023/24: 31,425	2023/24: 77,918	2023/24: 3,030 MW	2023/24: £5,992m

Indicates an alternative performance measure

Strategic Report	Corporate Governance	Financial Statements	Additional Information	11
Our business environment

Our business environment is shaped by governments’ drive to deliver economic growth amid a major shift in how we produce and consume energy. Against a backdrop of political and technological change, we are delivering the energy infrastructure of the future, enabling the energy transition and economic growth in our communities.

Energy transition

92%

Renewable percentage of added global energy capacity in 2024

Growth in renewable and low carbon energy continues to be a
major driver of growth for our portfolio. Smarter and larger networks are needed to connect these new sources of
generation and storage, at new locations, to customers.

Impact on our industry
•The energy supply mix in our areas of operation is continuing to shift towards low carbon generation, renewables and storage, with more generation connected to our distribution networks.
•Demand for electricity also continues to grow, driven partly by the electrification of conventionally fossil fuel-based technologies.
Across the UK, we expect electricity demand to increase by almost
50% from 2024 levels by 2035, and in our US jurisdictions by around 25% over the same period.
•Our networks will need to adapt and grow to facilitate these changes.
•The UK Government has set out ambitious energy targets in the
Clean Power 2030 report, calling for 95% of Great Britain’s
generation to be produced by clean sources by 2030.
•In the US, New York and Massachusetts State Governments have set ambitious targets for clean energy generation and offshore wind.
Progress against these targets has been mixed and we are committed to working with the States we operate in on the right energy mixes to help them deliver their climate goals over the long term.
How we are responding
•We are stepping up investment in our networks and have
announced a c.£60 billion plan to accelerate their expansion over five years. This investment will allow our networks to connect new clean energy sources and play our role in delivering our
jurisdictions’ clean energy and electrification objectives.
•Across our jurisdictions, we work with regulators and governments to agree price controls (UK) and rate cases (US) that reflect the energy generation sector’s growing demand for grid connections.
For example, last year we submitted our RIIO-T3 business plan to
Ofgem, which will enable an unprecedented amount of new power to connect. In the US, Massachusetts Department of Public Utilities
approved our Electric Sector Modernization Plan (ESMP) as a
strategic roadmap, outlining the investment we plan to make in our electric networks over the next five years to accommodate clean energy goals.
•Across our own operations, we have worked with the Science
Based Targets initiative (SBTi) to align our near-term greenhouse gas emissions reduction targets to their 1.5°C pathway.

12	National Grid plc Annual Report and Accounts 2024/25
Our business environment continued

Affordability and economic development

#1

Voters consistently view the economy as a top issue in our jurisdictions

Governments are focused on driving economic growth and development in our jurisdictions. Some of our customers continue to struggle with the cost of living.

Impact on our industry
•Energy affordability is a challenge for communities in all the areas we serve. We are focused on ways to lower energy costs for our customers and consumers.
•In both the UK and US, governments’ economic growth agendas mean continued need for grid investments, as AI-enabling data centres and other industrial infrastructure seek to connect or electrify.
How we are responding
•We have announced a new £13.8 million Grid for Good Energy
Affordability Fund. Running for three years in the UK and Northeast
US, it will support organisations such as National Energy Action in the UK who assist vulnerable households with energy advice,
emergency funding and energy efficiency measures.
•In the UK, we have helped 21,000 customers to save a total of
£22 million through our fuel poverty programme.
•In the US, we are responsible for delivering energy through our networks and providing billing and customer service to
approximately 6 million accounts. We are expanding energy
efficiency programmes with an increased focus on mitigating peak period bills, and addressing the energy burden facing our most vulnerable customers. We have expanded multicultural outreach initiatives and language translation to ensure eligible customers have access to available assistance programmes and protections, including suspension of terminations during cold weather.
•To play our part in delivering affordable energy and enabling economic growth, we are focused on delivering our critical
infrastructure projects as quickly and affordably as possible while avoiding both premature investment and delays to critical projects.
We deploy innovative solutions like dynamic line rating to increase the capacity and performance of our existing assets and find alternatives to new builds where appropriate. Working alongside governments and regulators, we ensure that prudent long-term planning leads us to the best overall solution for the customer.
•We are also focused on helping jurisdictions meet their economic growth goals to deliver broader societal economic benefits. We work with governments and large commercial customers to play our part in connecting growth-enabling industries to the energy they need. For example, we are in the process of delivering a multi-million-pound project to connect the largest EV battery manufacturing facility in the UK to our grid. This factory will contribute almost half of the projected battery manufacturing capacity required for the UK automotive sector by the early 2030s, and create around 4,000 new skilled green technology jobs.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	13

Technological change

> $300 billion

in estimated capital expenditure on data centres globally in 2024

The past year has seen a rapid shift in the technology
landscape, impacting both energy supply and demand. The
most significant change has been the rapid rise of generative and agentic AI, and the associated impact on data centre
development.

Impact on our industry
•The rise of AI and associated data centre infrastructure is likely to be a significant driver of new energy demand. There is still uncertainty around the scale of AI-driven demand growth, although we believe efficiency gains could mitigate this impact.
•In response to this rapid growth in energy demand, we are seeing a resurgence of interest in nuclear, particularly small modular reactors (SMR), to provide firm emission-free generation.
•AI advancements also present deployment opportunities for the energy industry to improve efficiency and resilience, including through supply-demand balancing, infrastructure planning,
predictive maintenance and physical safety improvements.
•Customers are increasingly demanding the same smooth digital experience provided by consumer technologies and online retail in other areas of their life, including how they produce and consume energy.
•They are seeking ways to optimise their energy bill, including through flexible tariffs and, in some instances, compensated demand reduction or the ability to sell energy back to the grid from their own generation and storage.
•As more of our lives become digital, the importance of protecting against cyber risk is increasing.
How we are responding
•In our regulated businesses, we work directly with data centres and other large load customers to help them understand the value of our electric networks, their connection options, and the process to energisation. We are committed to finding a better way to serve our residential customers in the US. At the beginning of last year we expanded our customer’s payment options to include four new
options, Google Pay, Apple Pay, PayPal, and Venmo paired with enabling single sign on, reducing complexity for customers and enhancing the security of our customer systems.
•Through National Grid Partners, we are capitalising on the
opportunities created by technological change. Since 2018,
National Grid Partners has invested over $500 million in more than
50 start ups and strategic funds, including more than $150 million in 18 AI startups. We are deploying many of these technologies across our own networks, and continue to use our NextGrid
Alliance, a collaborative ecosystem of utilities, to enable faster industry-wide innovation and share lessons learned.
•We continue to monitor cyber risks, and implement control
improvements recommended by government and private
intelligence to manage the increasing threat landscape.

Global uncertainty

>50%

of countries with a national election in 2024 elected a new government

Today’s world is characterised by economic uncertainty posing challenges to business planning. In the face of this uncertainty, resilient and secure energy supplies have never been more important.

Impact on our industry
•While energy supply chains have adjusted to the cessation of
Russian gas imports to Europe, geopolitical conflicts and trade tensions pose an ongoing risk. Armed conflict is the biggest risk identified in the World Economic Forum’s Global Risks 2025 report.
•The return to a more protectionist global economic order, with focus on domestic economic growth and security, creates
challenges and opportunities for the energy sector. Supply chains have been stressed since the pandemic, and may tighten further if trade disagreements escalate. At the same time, there is renewed focus on the importance of energy networks in delivering domestic energy security and prosperity.
•For governments, organisations and communities, resilient and secure energy supplies are crucial in adapting to disruptions in this more uncertain world.
How we are responding
•We remain focused on delivering resilient and secure infrastructure, playing our part to help the communities we serve avoid disruption and adapt to a changing global environment.
•Across our business, we continue to innovate on supply chains to ensure we can deliver infrastructure at pace even amid global uncertainty. For example, our ET supply chain task force and our
Great Grid Partnership model ensure we can deliver infrastructure on time by offering suppliers long-term commitments and a more collaborative way of working.
•We build resilience into our operations, adapting our networks to risks from increased extreme weather events and cyber threats.
•We are active participants in the broader energy sector ecosystem across the US and the UK, working to establish policies that increase the chance of a smooth energy transition. This
engagement helps us to evolve regulatory frameworks together and to provide more certainty through price controls and rate cases that reflect a healthy balance of risk, returns and incentives.

14	National Grid plc Annual Report and Accounts 2024/25
Our strategy
We are
guided by
our five strategic
priorities

Enable the energy transition for all	Build the networks of the future now	Deliver for customers

At National Grid, we are at the heart of a
structural shift in how energy is produced and
used. This will mean moving from centralised,
fossil-fuel based systems to a more
decentralised grid with higher renewable
generation and storage. The areas we serve
are at different points in this transition. Our
goal is to build the networks needed in our
jurisdictions, working with governments,
regulators and communities to ensure the
conditions for success are in place.

Our ambition is to deliver a once-in-a-
generation increase in capacity on our
networks. We continue to invest in the safety
and reliability of our electric and (in the US
only) gas networks. This will ensure we can
deliver for our customers while we prepare
for growing demand and electric load
growth, and cleaner generation technologies.
To achieve this, we are growing our supply
chain, capital delivery and network
operations capabilities to deliver an
unprecedented volume of capital investment.
But our goal is not as simple as building
more infrastructure. We are deploying better,
more efficient technology to maximise the
value of our existing and new assets,
ensuring customers benefit from innovation
on our networks and we maintain the
affordability of our networks.

In today’s digital world, the benchmark for
excellent customer experience is not
necessarily within our sector. Customers are
used to streamlined, digital service in almost
all their daily activities, from online shopping
to booking appointments. They expect rapid
resolution of any problems. We know our
customers expect the best possible
experience from us, whether they are
residential and commercial customers relying
on our networks to transport energy to their
homes and businesses, or industrial and
generator customers seeking a connection to
our grid. We are committed to meeting
today’s needs and anticipating tomorrow’s.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	15

Operate safely and efficiently	Build tomorrow’s workforce today

Nothing is more important than the safety of
our colleagues and the people in our
communities. We want every person who
works for National Grid to go home safely to
their families each day. By embedding
behavioural safety principles at all levels –
across all business units and within our
supply chain – we are shaping a proactive
safety culture where everyone has the
confidence, skills and environment to work
safely every day. We also know efficiency is
central for us in playing our part to keep
energy bills down.

Ultimately, our people deliver our strategy.
From apprentices to senior leaders, we are
focused on attracting and developing a
workforce equipped with the skills of the
future. This helps us deliver our strategic
priorities, but also ensures we’re creating
high value employment opportunities and
economic impact in the communities
we serve.

…which are underpinned by our values

Do the right thing
•Stand up for safety every day •Put our customers first •Be inclusive, supporting and caring for each other •Speak up, challenge and act where something doesn’t feel right

Find a better way
•Embrace the power and opportunity of diversity •Increase efficiency to help with customer affordability •Work with others to find solutions for customers •Commit to learning and new ideas

Make it happen
•Take personal ownership for delivering results •Be bold and act with passion and purpose •Focus on progress over perfection •Follow the problem through to the end

16	National Grid plc Annual Report and Accounts 2024/25
Succeeding with our strategy
We deployed our five updated strategic priorities across the organisation in 2024/25

Our principal risks and uncertainties on pages 36–41

Enable the energy transition for all		Build the networks of the future now
What this means
We have an important role in the energy transition
across all sectors of the economy through our
networks. We work with policymakers, regulators
and the wider industry to shape policy and
regulatory frameworks needed to reach shared
energy objectives.

What this means
We will scale a once-in-a-generation increase in
network capacity to connect to, and transport
electricity across, our networks. We will modernise
our electricity networks to improve capacity,
visibility, security and reliability. We will ensure the
safety and reliability of our gas networks.

Business environment links: •Energy transition	KPI link: •Green capital investment •Climate change – Scope 1, 2 and 3 emissions	Business environment links: •Affordability and economic development •Technological change	KPI link: •Group capital investment •Asset growth

£7.7bn Group green investment across distribution and transmission		c.£60bn Planned investment in our networks from April 2024 to March 2029

2024/25 achievements
•In UK ET, we submitted our RIIO-T3 business
plan to Ofgem, which will nearly double the
amount of power we can transfer across the
country.
•In UK ED, we submitted our ED3 Framework
Consultation Open Letter, emphasising the need
for a transformative approach to electricity
distribution networks to meet the UK's net zero
targets by 2050.
•In NGV, we achieved a major milestone in late
2024, receiving approval from Ofgem for
LionLink, an offshore hybrid asset (OHA) project
connecting the UK and the Netherlands. We
have now agreed with Ofgem the final
economic regulatory arrangements, which will
allow us to progress to ordering long
lead items.
•In NY, we began upgrading 1,000 miles of New
York’s grid to provide around four gigawatts of
more resilient, clean, and secure energy across
the State.
•In NE, the Massachusetts Department of Public
Utilities approved our Electric Sector
Modernization Plan (ESMP), also referred to as
our Future Grid Plan, as a strategic roadmap. The
plan outlines around $2 billion in anticipatory
investments in the electrical distribution system.

2024/25 achievements
•Last May, we committed to invest c.£60 billion
in our networks over five years. In the last
financial year, we have delivered £9.85 billion.
•In UK ET, we have commenced construction of
six ASTI projects, including Eastern Green Link
1 and 2 comprising 700km of high voltage
direct current (HVDC) subsea cables straddling
the English and Scottish borders which has an
estimated investment of over £4 billion.
•In UK ED, we delivered record investment, with
a 14% increase on the previous year.
•In the US, we piloted the largest dynamic line
rating in the US and the first in New York State.
With proper targeting and design, dynamic line
rating can increase the capacity of existing lines
by up to 15-30%.
•In NY, the Proactive Planning Proceeding now
enables anticipatory investment for
electrification of heat and transportation and
economic development. We proposed a capex
portfolio of ‘Urgent Upgrade Projects’
addressing transportation and building
electrification that we will move forward with
once we receive the Public Service
Commission order in early 2025.
•National Grid Partners surpassed $500 million
in investments since 2018, focusing on
modernising the grid and advancing utility
innovation.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	17

Deliver for customers		Operate safely and efficiently		Build tomorrow’s workforce today
What this means
We aspire to provide excellent service to all our
customers, ensuring they can connect to the
network in a timely fashion, that their energy
provision is reliable and that we are easy to do
business with.

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
By attracting high-quality talent and developing our
people, we will ensure our colleagues are best
placed to deliver our goals.

Business environment links: •Energy transition •Affordability and economic development •Technological change	KPI link: •Network reliability •Customer satisfaction	Business environment links: •Affordability and economic development •Technological change	KPI link: •Group LTIFR •Underlying EPS •Group RoE	Business environment links: •Energy transition •Affordability and economic development •Technological change •Global uncertainty	KPI link: •Employee Engagement Index

99.9% reliability maintained		0.10 Lost time injury frequency rate (LTIFR) (target: equal to or less than 0.10)		236 graduates welcomed in the US and UK

2024/25 achievements
•In UK ET, we energised our first grid park at
Sundon substation in Bedfordshire, allowing more
renewable capacity to be connected in a cost-
effective way. We have continued works to
connect Dogger Bank, the world’s largest
offshore wind farm, and connected the Greenlink
interconnector between Ireland and Great Britain.
•In UK ED, our Major Connections Strategy
accelerated timelines for 2.9 GW of distributed
energy resources by an average of 5.8 years in
support of local net zero ambitions.
•In the US, we launched the Sense app (alongside
deployment of our industry-leading AMI smart
meters) to provide real-time energy insights to all
customers at the appliance level.
•In NY, our electric operations successfully
prepared for and responded to severe weather,
including 16 major storm events. Where our
service territories have been impacted by storm
activity this year, we achieved an electricity
restoration rate of 95% within 10 hours for
impacted customers.
•NGV’s interconnector fleet continued to play an
integral role to GB energy security and delivered
38 TWh, the equivalent of powering over 14
million households.

2024/25 achievements
•In UK ET, the volume of work delivered by
contractors continues to increase. We are
enhancing collaboration with our supply chain
partners, and have seen an improvement in the
safety performance of our contractors.
•In UK ED, we designed and delivered a company-
wide behavioural safety training programme with
over 6,000 colleagues trained to date.
•In NE, our bi-annual Safety Culture Survey placed
us in the top quartile of our external industry
benchmark, underscoring our ongoing
commitment to safety excellence.
•In NY, the Northeast Gas Association (NGA) gave
us the Pipeline Safety Management System
Recognition Award for demonstrating an
outstanding commitment to safety.
•NGV concluded the year without a single serious
injury across the business unit.

2024/25 achievements
•161 graduates joined our graduate scheme in the
UK, with 75 joining our US programme, alongside
172 ‘Gridterns’ in the US over summer.
•We saw 276 apprentices commencing
programmes combining practical work and
academic study in the UK across ET and ED.
•We have proactively invested in our senior
leaders who oversee major infrastructure
projects, by creating a bespoke six-month global
development programme in partnership with Saïd
Business School, University of Oxford. Since
September 2024, we have enrolled 46 delegates
across two cohorts, spanning across our UK and
US businesses, and our joint venture partners.
•Currently, 39% of our jobs are filled by internal
promotions and moves, demonstrating our
commitment to developing our colleagues
internally.
•Our employee engagement index is 80%.

18	National Grid plc Annual Report and Accounts 2024/25
Our key performance indicators (KPIs)
We use a range of metrics through which we measure Group performance.
In 2024/25, these metrics were aligned to our five strategic priorities.
Link to remuneration
Remuneration of our Executive Directors, and our employees, is aligned to the successful delivery of our strategy. We use a number of our KPIs/
alternative performance measures as specific measures in determining the Annual Performance Plan (APP) and Long-Term Performance Plan
(LTPP) outcomes for Executive Directors. These measures are either specifically accounted for in remuneration targets or considered as part of a review of wider business performance.

Read more in the Directors’ Remuneration Report on pages 121 – 149.

Link to strategy
Enable the energy transition for all	Operate safely and efficiently	Indicates an alternative performance measure
Build the networks of the future now	Build tomorrow’s workforce today
Deliver for our customers

Financial measures

KPI and performance	Description	Progress in 2024/25
Underlying EPS (p)*
This is a measure of the Group’s profitability
for the year attributable to equity shareholders
of the Group. It excludes exceptional items,
remeasurements, timing, impact of deferred
tax in UK regulated businesses (NGET and
NGED) and US major deferrable storms (net of
in-year allowances and deductibles) if these
exceed $100 million threshold in a year.
As part of our five-year financial
framework, we aim to grow Underlying
EPS by 6-8% CAGR over the period to
March 2029**

Underlying EPS grew by 2% year-on-year,
driven by strong performance in New York,
New England and UK ET coupled with lower
finance costs more than exceeding the
increase in share count driven by the Rights
Issue. This is partly offset by lower profit from
our non-regulated business and lower
contribution from our share in joint ventures.

73.3p

Link to strategy

KPI and performance	Description	Progress in 2024/25
Group capital investment (£m)
This KPI measures our annual investment into
property, plant and equipment, including
capital prepayments, intangible assets
and equity contributions to joint ventures and
associates. Investing in our assets helps to
increase our future revenue allowances.
We expect to invest around £60 billion
between April 2024 and March 2029

Group capital investment has increased by
20% on 2023/24 driven by a step up in critical
energy infrastructure investment across our
regulated businesses, including higher
connections spend and early Accelerated
Strategic Transmission Investment (ASTI)
investment in UK ET and increased spend on
new transmission projects in New York.

£9,847m

Link to strategy

*  Prior year comparatives restated to reflect the impact of the bonus element of the Rights Issue.
**  From a baseline of 2024/25 Underlying EPS.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	19

Financial measures

KPI and performance	Description	Progress in 2024/25
Green capital investment (£m)
In calculating green capital investment we
measure the proportion of our capital
investment that supports environmentally
sustainable practices and contributes to the
energy transition. Green capital investment
excludes capital prepayments and equity
investments in joint ventures and associates.
We expect to invest around £51 billion in
green capital investment between April
2024 and March 2029

In 2024/25, we delivered £7.7 billion of green
capital investment aligned to the EU
Taxonomy, a £1.7 billion increase on 2023/24.
This consisted primarily of investment in key
infrastructure projects to support the energy
transition, driven by a 33% increase in
electricity network investments and a 16%
increase in leak-prone pipe replacements
across our gas networks.

£7,667m

Link to strategy

KPI and performance	Description	Progress in 2024/25
Group RoE (%)*
In calculating Group RoE, we measure our
performance in generating value for
shareholders by dividing our regulated
and non-regulated financial performance,
after interest and tax, by our measure of
equity investment in all our businesses,
including our regulated businesses, NGV
and other activities and joint ventures.
Our aim is to achieve around 10% Group
RoE each year

During 2024/25 we achieved Group RoE of
9.0% compared with the 10.5% achieved in
the prior year. In 2024/25 the metric has been
impacted by lower gearing (as a result of the
Rights Issue) which, along with ongoing
asset growth, has increased the metric
denominator.

9.0%

Link to strategy

KPI and performance	Description	Progress in 2024/25
Asset growth (%)**
Maintaining efficient growth in our regulated
and non-regulated assets ensures we are
well positioned to provide consistently high
levels of service to our customers and
increases our future revenue allowances.
This includes critical investment for a
changing climate and increased demand.
Our aim is to achieve c.10% CAGR
asset growth April 2024 to March 2029
(from a March 2024 baseline)

Asset growth during the year was 9.0%
compared with 9.7% in 2023/24 driven by
£9.8 billion of Group capital investment. Asset
growth is lower than in 2023/24 predominantly
due to negative growth in our non-regulated
businesses and reduced indexation on UK
RAV due to lower inflation. Regulated asset
growth is 10.5% compared with 9.1% in
2023/24 driven by a step-up in investment in
UK ET and NY.

9.0%

Link to strategy

*  Prior year comparatives have been restated to reflect the change in our ‘Group RoE’ definition. Refer to page 294 for the updated definition and reason for methodology change.
** Normalised for the sale of UK ESO in the year.

20	National Grid plc Annual Report and Accounts 2024/25
Our key performance indicators (KPIs) continued

Non-financial measures

KPI and performance	Description	Progress in 2024/25
GHG emissions
We are delivering new infrastructure to
enable the digital, electrified economies of
the future. Our biggest contribution to
reducing greenhouse gas (GHG)
emissions, both across society and in
terms of our own emissions, is what we do
to enable the transportation and
distribution of clean energy in the regions
where we operate. We understand the
importance of partnership and are actively
engaging with governments, regulators,
and the energy industry to ensure the
policy and regulatory frameworks required
for future investments in decarbonising the
energy sector, and reducing our
emissions, are in place.
Ultimately, we are helping to tackle climate
change by enabling the energy transition
for all and targeting net zero for our own
emissions by 2050.

Scope 1 and 2 emissions for 2024/25 were
7,422 ktCO2e, outside of the range set out in
our Climate Transition Plan, demonstrating the
likely nonlinear trajectory of our emissions
targets. This is a decrease of 4.4% against
our 2018/19 baseline. The increase in
emissions in 2024/25 is largely due to an
exceptional year of increased combustion of
oil and gas at National Grid Generation on
Long Island, attributable to contractual
obligations with the Long Island Power
Authority (LIPA). Our Scope 3 emissions
(excluding sold electricity) for 2024/25 as per
our SBTi target were 25,566 ktCO2e,
representing a 5.8% increase against our
2018/19 baseline caused by our increased
capital investment in constructing new
energy infrastructure.
You can read more about our GHG emissions
and environmental performance on pages
44 – 47.
You can read more about the Task Force on
Climate-related Financial Disclosures (TCFD)
and our wider sustainability activities and
performance on pages 59 – 77.

Scope 1 and 2 emissions (mtCO2e)
7.4

Scope 3 emissions (mtCO2e)
28.4

Figures are in million tonnes of CO2 equivalent.
Link to strategy

KPI and performance	Description	Progress in 2024/25
Group lost time injury frequency rate (LTIFR)
Every day we strive to do the right thing, find a
better way, and make it happen. Safety is our
highest priority for our employees and the
public. One of our main safety indicators is
LTIFR. This is the number of worker LTIs per
100,000 hours worked in a 12-month period
(including fatalities) and includes our
employee and contractor population.
Our aim is to achieve 0.1 or below LTIs per
100,000 hours worked per year

Safety is an important factor within decision
making for our Executive Directors’
remuneration, reflecting the expectation that
safety is an integral part of how we work at
National Grid.
This year. we achieved a LTIFR of 0.10,
compared to 0.08 in 2023/24, primarily driven
by an increase in reporting of incidents such
as trips, falls and manual handling injuries.
This reflects our continued focus on
encouraging good safety behaviours across
the entire workforce.
You can read more about our LTIFR
performance in the Responsible Business
review on page 56.

(LTIs per 100,000 hours worked)
0.10

Link to strategy

KPI and performance	Description	Progress in 2024/25
Employee engagement index (%)
This is a measure of how engaged our
employees feel, based on the percentage of
favourable responses to questions repeated
annually in our employee engagement survey.
Our aim is for our employee engagement
metrics to remain at or above the high-
performing norm (as benchmarked by our
external survey provider)

We run an employee engagement survey,
Grid:Voice, twice-yearly, to understand and
act on colleague feedback. This allows us to
build a culture that is purpose-led and results-
driven, with a great colleague experience. As
a result, we enjoy high engagement and
strong advocacy, above external benchmarks.
This year, 79% of colleagues took part in the
survey (last year: 78%) and our employee
engagement index score was 80%
favourable. The score has remained
consistent to prior years, however, three
points below the high performing companies
norm in the current year.

80%

Link to strategy

Strategic Report	Corporate Governance	Financial Statements	Additional Information	21

Non-financial measures

Network reliability and interconnector availability				Customer satisfaction
We aim to deliver reliability by planning our capital investments to meet challenging demand and supply patterns, designing and building robust networks, and having risk-based maintenance and
replacement programmes, and detailed and tested incident response plans. We measure network reliability separately for each of our business areas.
				We measure customer and stakeholder satisfaction, while also maintaining engagement with these groups and improving service levels.

Network reliability %	2024/25	2023/24	2022/23		2024/25	2023/24	2022/23	Target
UK ET	99.99983	99.999998	99.99997	UK ET (/10)	6.5	7.2	7.2	7.7
UK ED	99.98294	99.99261	99.99453	UK ED (/10)	8.98	8.97	8.99	9.12
NE ET	99.98544	99.97549	99.95212	NE residential – Customer Trust Advice survey (%)*	53.9	57.5	59.3	—
NY ET	99.84345	99.97168	99.97189
NE ED	99.97724	99.94327	99.96824	NY residential – Customer Trust Advice survey (%)*	61.1	64.5	63.8	—
NY ED	99.94077	99.92823	99.92384
Interconnector availability
IFA interconnector	79.4	82.0	51.7
IFA2 interconnector	74.9	71.2	95.7
BritNed interconnector	75.6	98.0	99.9
Viking interconnector	91.7	N/A	N/A
NSL interconnector	95.0	95.9	86.7
Nemo Link interconnector	98.8	96.8	98.1
Link to strategy

In both the UK and US, we continued to maintain high levels of reliability on all our networks.
Viking Link achieved its first full year of operation, achieving excellent
91.7% availability across the year.  IFA has seen decreased availability this year due to increased planned and short unplanned outages.
BritNed has also seen decreased availability due to an extended planned outage and an unplanned outage due to a cable fault.

We are committed to efficiently connecting millions of people to the energy they use. In UK ET, we follow the Quality of Connections
Incentive, for which it was a challenging year due to the rapidly growing connections pipeline and its impact on connection dates.
We are working closely with others across the industry to address the challenges caused by the current connections pipeline.
In UK ED, we investigate areas of good practice across our licence areas, developing actions to deliver year-on-year improvement toward our target.
In the US, both regions faced high inflation and a long,
unseasonably cold winter, causing impacts on affordability and negatively affecting our customers’ sense of value. Our teams are working on enhancing business processes, expanding our energy efficiency and outreach, as well as adopting the latest technologies and undergoing training to drive improvements.
You can read more about our customer satisfaction scores in the
Responsible Business review on pages 48 and 50.

*The current year data for the Customer Trust Advice survey includes both commercial and residential customers to provide a comprehensive view of our entire customer base. Previously, only residential customer data was included. Therefore, prior year data has been recalculated to incorporate commercial customers for a consistent comparison.

22	National Grid plc Annual Report and Accounts 2024/25
Our stakeholders
Effective stakeholder
engagement is key to
achieving our long-term
strategy
Section 172(1) Statement
The Board recognises its responsibilities to the Group’s stakeholders and to wider society. The Directors strive to understand and consider the interests and views of stakeholders and take these into account in their decision-making. The Board is responsible for setting and monitoring the Group’s culture and values, and these values guide the
Directors in their decision-making.
The Directors consider all stakeholders when making key decisions, but recognise that not every decision will result in the preferred outcome for each stakeholder. The Board therefore seeks to balance the diverse and sometimes conflicting priorities and interests of the Group’s stakeholders, ensuring that decisions support the long-term, sustainable success of the business and uphold a standard of business conduct aligned to our values and purpose.
Throughout the year, the Directors have acted in the way they considered, in good faith, was most likely to promote the long-term success of the Company for the benefit of its members as a whole, and have had regard to the matters set out in section 172 of the Companies
Act 2006. Further information on how the Board has had regard to each of the matters is set out below.

Section 172 factor	Disclosure	Page
The likely consequence of any decision in the long term	Our strategic priorities	14
	Our business model	8
The interests of the Company’s employees	Our stakeholders	22
	Responsible Business review	42
	Board workforce engagement	106
The need to foster the Company’s business relationships with suppliers, customers and others	Our stakeholders	22
	Responsible Business review	42
	Board stakeholder engagement	23
The impact of the Company’s operations on the community and the environment	Our stakeholders	22
	Responsible Business review	42
	TCFD	59
Maintaining a reputation for high standards of business conduct	Responsible Business review	42
	Corporate Governance overview	97
The need to act fairly as between members of the Company	Our stakeholders	22
	Responsible Business review	42
	Board stakeholder engagement	23
Delivery of the Group’s long-term strategy can only be achieved by working with our customers and stakeholders, so we ensure we engage effectively with the right people at all levels of our organisation.
How we engage
Our stakeholder population continues to grow and diversify, and engagement with them is an integral part of our day-to-day business. Our approach remains to engage effectively and in a timely manner on the topics and decisions which matter most to our stakeholders, with engagement being led by the most appropriate colleagues. This involves everyone from our Board Directors, who regularly engage with key stakeholders, to working-level engagements supporting our day-to-day work, and all roles in between. We use the outputs of this engagement to inform the decisions we take to shape and deliver our strategy, with reporting mechanisms in place to enable a flow of information from our stakeholders to the Board and its Committees, and to help us act on what we hear.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	23

Customers Customers are the heart of our business. Regular and effective engagement with our customers is key to us delivering what they need and expect from us.
Interests	Our engagement	Outcomes
Our customer base is
broad, from those we have
served for decades, to an
increasing number of new
customers. Their interests
are wide-ranging but all
expect efficient and reliable
service, and transparency
and fairness in how we
work with them. We
endeavour to understand
their needs and challenges,
and how our activities can
impact their lives and
businesses.

•Senior leaders, including Business Unit Presidents, regularly meet customers to understand their strategic priorities.
•Teams across the business continue to engage with customers on a day-to-day basis regarding new and existing connections, bill-related matters and social obligations, through one-to-one meetings, customer panels and a range of other channels. This has included managers in the UK ED Customer Connections
team collaborating with customers one-to-one regarding local distribution connections amid ongoing regulatory reforms, and holding Community Energy events to understand the challenges our customers are facing.
•The Board receives regular updates on customer matters and
undertook two customer deep dives during the year.

•Our customer engagement helps shape
what we do both operationally and
strategically. Understanding our customers
means we can better meet their needs for
new connections and ongoing account
management and informs longer-term
policy.
•In the past year, our UK customers have
played a key role in shaping our RIIO-T3
business plan, and their views have also
informed our input into a parliamentary
inquiry into community energy.
•In the US, our work with consumer
advocates helped enhance state law to
make affordability programmes more
accessible to our customers.

Investors
We engage with equity and debt investors on strategy and performance. They play a vital role in enabling us to deliver the investment required for a secure, affordable and clean energy future.

Interests	Our engagement	Outcomes
Investors are interested in
our financial and
operational performance,
which act as key indicators
of our ability to provide
attractive returns and
credit worthiness. There is
also increased interest in
our Responsible Business
commitments and
reporting to provide
assurance that investments
are sustainable, ethical and
responsible.

•During the year, the Chair, Chief Executive and Chief Financial
Officer met with institutional investors in the UK and overseas as part of our comprehensive Investor Relations programme.
•Meetings followed our full and half-year results and the
announcement of our Rights Issue in May 2024.
•The Board attended our 2024 AGM, a hybrid meeting allowing
shareholders to participate in person or online.
•The Chair of the Remuneration Committee led engagement with investors regarding a new Directors’ Remuneration Policy.
•The Board receives regular updates on Investor Relations
matters from the Director of Investor Relations, along with a monthly Investor Relations dashboard report.

•Through our engagement, investors
understand our investment case and have
visibility on our strategy, performance and
financial strength. This engagement helped
us to efficiently access new debt and equity
funding during the period, including the
£7 billion Rights Issue.
•The Remuneration Committee considered
feedback from its engagement with investors
in relation to the Directors’ Remuneration
Policy.

Colleagues
We listen to and engage extensively with our colleagues, and with the bodies which represent them, through a number of channels and processes. This enables us to understand their needs and requirements and build a culture that will help to drive our performance, shape our plans and develop a skilled and motivated workforce.

Interests	Our engagement	Outcomes
Colleague interests are
wide-ranging. They have
an interest in Company
performance and what this
means for them
individually, but also want
to understand, and play a
part, in shaping our role in
the industry and the
delivery of our strategic
objectives.

•Over the past year, we continued our extensive programme of colleague engagement. This has included:
–a series of live webcasts to all employees, hosted by our
Chief Executive
–regular all-hands calls hosted by members of the Group
Executive Committee and senior management
–operational site visits by senior management
•Members of our Senior Leadership Team engaged with
employees via our internal communication and social media
platforms, email and via our ERGs.
•The Chief Executive and Chief People Officer provided regular updates on employee matters to the Board, including the results of our twice-yearly employee engagement survey, Grid:Voice.
•The Board engaged with colleagues with its ‘Full Board
Employee Voice’ approach which included site visits, and formal and informal meetings with talent cohorts and the wider
workforce. Further information on Board and workforce
engagement can be found on page 106.

•79% of colleagues took part in our
Grid:Voice survey, with an employee
engagement index score of 80%
favourable. The results and feedback
helped to identify areas where we could do
more to support employees.

24	National Grid plc Annual Report and Accounts 2024/25
Our stakeholders continued

Supply chain and delivery partners
Engaging with our supply chain and delivery partners, and working in partnership with them, helps us to find better and more innovative ways of delivering our commitments. We engage both strategically and tactically across a range of topics and projects.

Interests	Our engagement	Outcomes
In addition to day-to-day
commercial interests, our
supply chain and partners
are interested in greater
forward visibility and
contractual commitments
over a longer horizon to
help them develop skills,
build capacity and support
innovation to meet
our needs.

•Structured quarterly engagement takes place with strategic
suppliers and contractors, complemented by Executive-
sponsored senior-level engagement to foster collaboration and discuss strategic issues facing the sector.
•Over the past year, this included development of an Industry
Skills & Workforce Planning Group, consisting of representatives from key external partners, to address the industry skills gap challenge through a focus on critical specialist workforce roles.
•The Board receives updates on the Supplier Engagement
Programme via business unit updates during the year. Group
Executive members are each assigned as sponsor to a select
number of suppliers and provide feedback on engagement to
the Board as required.

•Sharing details of key priorities with our
supply chain and gaining a better
understanding of their business needs
allows us to jointly manage continuity of
supply in the shorter term and to shape our
approach to future challenges, such as the
acceleration of network investment required
to connect new sources of energy.
•Alignment of UK Supply Chain Policy
position has supported us in informing
Government and Ofgem on changes
required for connecting offshore wind.
•We have signed up to the Prompt Payment
Code and encourage our suppliers to adopt
the principles of this code throughout their
own supply chains.

Communities
We engage extensively with the communities within which we work, and with their representatives, to understand their needs, mitigate the impact we have on them and ensure we support them in the appropriate ways.

Interests	Our engagement	Outcomes
Our communities need us to deliver energy securely, reliably and affordably, while minimising the impact our operations have on them and supporting those who need it most.
•We engage with community stakeholders and members of the
public to understand their views and what they expect from us.
•We engage extensively with impacted communities as part of
our major projects planning consultations, and we use their
feedback to inform the proposals we submit for development
consent.
•During the year, Board members visited operational sites and received management updates on community matters, including
our strategic infrastructure projects and the RIIO-T3 business plan submission.
•Further details of how we engage with our communities can be found in ‘Our customers and communities’ on pages 48-50.

•Our outreach programmes continue to play an
important role in supporting economic growth
and the upskilling of communities, especially
in the most socio-economically
disadvantaged areas.
•In the US, our engagement has helped secure
a requirement for a comprehensive needs
assessment for electric vehicle (EV) charging
along highway corridors, which helps enable
investment to meet the demands for the
communities we serve.
•In the UK, consultation with communities and
residents living near our proposed new
infrastructure projects is critical in helping
shape our proposals and continues to be a
key enabler for progression of new
infrastructure projects.

Political and regulatory
We engage with regulators, governments and other key political stakeholders to support the regulatory and policy frameworks required to deliver current and future energy needs. We work closely with our regulators on rate cases in the US and price controls in the UK.

Interests	Our engagement	Outcomes
The interests of our
regulators and political
stakeholders are based
around a common theme –
whether UK or US, state or
federal – to protect the
interests of customers and
to deliver a secure,
affordable and clean
energy future.

The Board met with NESO and NYISO in November 2024 and
received updates across the year on political and regulatory matters. Engagement included:
•Our New York President updating the NYPSC Chair and
Commissioners on strategy, performance, and how we support
State policy goals.
•Our New England President and leadership team engaging with the Massachusetts Department of Public Utilities (MADPU)
Chair and Commissioners on innovation, grid resilience and
affordability.
•Our Federal Government Relations team engaging Congress
and the Biden and Trump administrations on affordability, load growth, reliability, tax and permitting.
•UK Executive and working-level colleagues engaging with
Ofgem on the development of NGET’s RIIO-T3 business plan
and the ED3 regulatory framework, and with the UK
Government on its policy agenda, including the plan for Clean
Power 2030.

Our engagement in the US has led to:
•A Massachusetts Electric Rate Case order
which provides five-year certainty for
planned network investments and
numerous performance incentive pathways.
•Approval of the ESMP strategic roadmap.
•Filing of a Joint Proposal with NYPSC for a
three-year rate settlement at our Niagara
Mohawk upstate New York electric and gas
businesses.
In the UK, our engagement has:
•Supported the development of a new
regime for grid connections as well as
proposals for planning reforms.
•Supported the creation of new Government
guidance outlining ‘Community Funds for
Transmission Infrastructure’, published in
March 2025.

Read more about our business units on pages 256 – 261

Strategic Report	Corporate Governance	Financial Statements	Additional Information	25
Our Business Units

UK
UK Electricity Transmission
Highlights
National Grid Electricity Transmission is the
backbone of the UK energy system,
supporting the growth of British business and
acting as a critical enabler in meeting the
country’s Clean Power 2030 aspirations. In
2024/25 we continued to deliver safely for our
customers and stakeholders with strong
operational and financial performance. We
have delivered more network capacity,
connected more renewable energy, innovated
and improved on our excellent financial
performance compared to the previous year.
Our Strategic Infrastructure unit, set up in
2023 to focus on the ASTI projects, is now
well established to deliver those major
projects. Our Great Grid Upgrade is underway.
Enable the energy transition for all
In December, we submitted our five-year
business plan to Ofgem. This plan is the
largest overhaul of the UK electricity grid in
generations and will significantly reduce the
UK’s reliance on fossil fuels. The UK ET plan
sets out investment of up to £35 billion
between 2026 and 2031, around two and a
half times UK ET’s investment over the
previous period (RIIO-T2). This investment will
transform our network, nearly doubling the
amount of power we can transfer across the
country, providing twice as many customer
connections as in the last five years and
avoiding c.£12 billion of constraint costs,
where there is less capacity on the network
than unconstrained market positions would
seek to utilise.
Build the networks of the
future now
We have commenced construction of six ASTI
projects, including Eastern Green Link 1 and 2
comprising 700km of high voltage direct
current (HVDC) subsea cables straddling the
English and Scottish borders, which has an
estimated investment of over £4 billion. We
have secured primary delivery partners for eight
of the remaining 11 ASTI projects with the
remaining three projects in the final stages of
procurement. Construction will commence
once public consultations have completed and
consents granted. We are working to deliver a
number of other major infrastructure projects –
we are re-wiring the capital in the London
Power Tunnels project to improve network
resilience, connecting the Hinkley Point C
nuclear power station to help make net zero a
reality, and delivering visual improvement
projects in areas of natural beauty such as
Snowdonia. We have taken a site strategy
approach to consider multiple drivers for
investments, including customer, infrastructure
upgrade, asset failure risk and SF6 (sulphur
hexafluoride) emissions to identify substations
to be rebuilt or decommissioned in RIIO-T3.
Our supply chain task force is collaborating
closely across the industry and transforming
how we think about procurement. This is in
the context of competition for resource
creating global supply chain constraints, with
many countries upgrading their grids to
connect renewable energy. While there is
some inflationary risk around the evolving US
Government position on tariffs, the impact of
the US tariffs is not expected to be material
relative to our spend. Over the last 12 months,
we have launched three major initiatives to
improve how we work in partnership with our
supply chain – the Great Grid Upgrade, HVDC
partnerships and a regional delivery model.
We remain committed to reducing our SF6
emissions by 50% by 2030. To achieve this,
we have collaborated closely with suppliers
and universities, successfully trialling
innovative leak repair technology, enabling us
to avoid outages and keep electricity flowing
while we work. Increased availability of SF6
free technology will be critical to reducing
future emissions and meeting this target.
Deliver for customers
This year we have continued works to connect
the world’s largest offshore wind farm,
Dogger Bank, connected the UK’s largest
transmission-connected battery energy
storage unit (at the time of connection),
connected the Greenlink interconnector
between the UK and Ireland, and completed
our first grid park at Sundon substation in
Bedfordshire. Grid parks are a new and
innovative way to connect renewable energy to
the network, requiring fewer system outages
and less commissioning resource, enabling
more renewable energy to connect to the
electricity grid more quickly at a lower cost.
We have collaborated closely with stakeholders
across the industry to establish widespread
agreement on the principles of the reforms
needed to reduce connection timescales. The
reforms are set to go live in spring 2025 to
address a connections pipeline (in excess of
420 GW) that is more than three times the most
ambitious net zero scenario published by the
National Energy System Operator (NESO) and
rapidly growing demand for data centre
connections. Demand for data centre
connections now totals 13.5 MW, the equivalent
of connecting four Hinkley Point Cs to our
network. Our T3 proposals will allow us to meet
the increase in demand head on by ensuring
that there is flexibility to respond to evolving
customer requirements.
In May 2025, the NESO published its interim
report investigating the outage following the fire
at our North Hyde electrical substation in March
2025. The report establishes the timeline and
sequence of events, and outlines further steps
required ahead of the NESO delivering their final
report, expected in June 2025. These
investigations provide an opportunity to stand
back and look together at how we can increase
collaboration to ensure the resilience of
important national infrastructure.

Read more about our business units on pages 256 – 261

26	National Grid plc Annual Report and Accounts 2024/25
Our Business Units continued
Operate safely and efficiently
Our Lost Time Injury Frequency Rate (LTIFR)
was 0.07 for our contractors and 0.07 for
employees against the world-class safety
standard of 0.10. This is an improvement in
the safety performance of our contractors and
follows a concerted effort on contractor
safety, including embedding minimum
contractor training standards in contracts.
Over the course of 2024/25 we delivered £32
million of totex synergies from integration with
Electricity Distribution and over £14 million of
enduring opex savings.
Build tomorrow’s workforce today
Our RIIO-T3 plans are a step-change in how
we invest in our people and plan our
workforce. To deliver our commitments, we will
expand our workforce, retain our experienced
colleagues and upskill our people with the skills
needed for the energy sector of tomorrow. We
will continue to build a high-performance
culture that has safety at its core. We have
already embarked on this journey, expanding
our workforce by over 600 employees to end
the year close to 4,000 employees.
Looking ahead
The decisions we make in the next five years
will shape the energy system, our economy
and our society for generations to come. By
the end of RIIO-T3, we will have nearly
doubled the power that can flow across the
country, reorienting the UK’s once coal and
gas reliant legacy system into one based on
renewable energy and delivering the energy
infrastructure needed for a digital economy.
2025/26 and RIIO-T3 will see Electricity
Transmission power the country through
change, supporting economic growth and
decarbonisation as we deliver the grid of
tomorrow, today.
UK Electricity Distribution
Highlights
UKED plays a vital role as the region's engine
for growth. Every day we support 20 million
customers across 8 million homes and
businesses, delivering reliable electricity and
connecting people to the electricity they need
to power their lives.
Over the last year, UK ED has recorded strong
operational and financial performance as we
expanded our network, connected new
demand and generation customers, and
provided a safe and reliable service across
four licence areas. We continue to provide an
excellent service for our customers, with an
average satisfaction score of around 9/10.
With a change of government and an ever-
increasing focus on the future role of
networks, we are shaping policy that impacts
our sector and our region. The results of our
extensive engagement effort can be seen in
the publication of the National Infrastructure
Commission’s report into electricity networks,
and in our early engagement on the ED3
regulatory framework.
We are hard at work building the electricity
network of tomorrow, today.
Enable the energy transition for all
Throughout 2024/25, we have continued to
focus on customer affordability and are proud
of the support provided to our most vulnerable
customers. Our first Customer Vulnerability
Report in 2024/25 sets out how we helped
21,000 customers to save a total of £22 million
through our fuel poverty programmes, as well
as how we have continued to grow our Priority
Services Register. We have also delivered a
step change in our external engagement,
shaping national and regional policy and
ensuring we are supporting stakeholders with
their growth and net zero agendas.
Over 4,500 stakeholder interactions took place
through the year, making sure National Grid’s
voice is heard on the issues that matter, such
as the future development of electricity
networks, the ongoing development of
Regional Energy System Planners, Local Area
Energy Plans, and Connections Reform.
During the year, we awarded nearly £1 million
to 247 grassroots organisations through our
Community Matters Fund and our new
colleague volunteering programme enabled
our people to volunteer over 10,000 hours to
support local causes. We won the Corporate
Community Local Involvement Award for
impactful partnerships at the Charity Times
Awards. Through our Solar for Schools
initiative, we installed solar panels on five
schools, and we launched new safety
education resources for 4,953 schools,
educating over 85,000 children on electrical
safety.
Build the networks of the
future now
In 2024/25, we powered growth across the
Midlands, South West and South Wales,
connecting new homes and businesses, over
40,000 electric vehicle charge points, 40,000
domestic solar PV installations and 16,000
heat pumps. In addition, we connected 595
MW of clean, renewable electricity to the grid,
and through our Major Connections Strategy
accelerated timelines for 2.9 GW of distributed
energy resources by an average of 5.8 years in
support of local net zero ambitions. This
included the award-winning Horsey Levels
solar farm in Somerset.

Read more about our business units on pages 256 – 261

Strategic Report	Corporate Governance	Financial Statements	Additional Information	27

Our new Connections team has been a
leading voice in connections reform, forming
strategic partnerships with customers,
including Octopus Energy and RWE. We held
our first ever ‘Connections Hackathon’ event
(in partnership with Octopus Energy), to
facilitate collaboration in the development of
solutions to enhance the overall connections
process. We championed the phrase ‘first
ready, first needed, first connected’ which has
been adopted by NESO and now used widely
in industry materials.
Our new ClearView products, ClearView
Connect and ClearView Charge, are designed
to increase transparency of data and
information for customers ahead of the
connection pre-application stage.
During the year, we launched our DSO
strategy and continued to drive participation in
energy flexibility programmes to better utilise
network capacity and make room for growth.
Our independent DSO Panel, comprising
industry experts representing a broad range of
stakeholder views, is adding strategic value by
scrutinising DSO outputs. We have seen a
strong performance in DSO incentives.
Deliver for customers
In the period we scored an impressive 8.98
out of 10 for Combined Broad Measure
Customer Satisfaction and maintained high
network reliability of 99.98294%.
Our network successfully navigated a difficult
storm period. This included responding to
Storm Darragh, the largest storm faced by the
region in decades, with 96 mph winds and two
red weather warnings. We recorded over
4,000 incidents during Darragh, with around
750,000 customers impacted, three times
more than during Storm Arwen in 2021.
Responding to the storm required a full scale
response from the whole business and,
through prompt deployment of colleagues and
contractors and a fleet of five helicopters, we
were able to restore power to 95% of
customers within 48 hours. We also took
proactive measures to keep customers
informed through 22 broadcast media
interviews, with additional interviews carried
out in Welsh for Welsh-speaking customers.
We are also proud to have provided support
to other DNOs in Ireland, Northern Ireland and
Scotland in the form of field crews and
helicopters during Storm Éowyn.
We were successful in securing funding
through the Storm Arwen Reopener, which will
further enhance network resilience through
undergrounding high voltage overhead lines in
wooded areas and introducing pre-fix
technology.
Operate safely and efficiently
We are committed to ensuring the safety of
every colleague. In 2024/25 we designed and
delivered a company-wide behavioural safety
training programme and have trained over
6,000 colleagues to date. Our Lost Time Injury
Frequency Rate increased to 0.18 against the
world-class safety target of less than 0.10, but
the severity of recorded incidents has fallen.
We have exceeded our 2024/25 synergy
target across National Grid Group, delivering
£88 million of cumulative benefit since
acquisition, with high confidence to exceed
the £100 million target by the end of 2025/26.
Build tomorrow’s workforce today
We continue to invest in our workforce, hiring
over 670 people in 2024/25 boosting our
workforce to over 7,000 people working to
ensure a safe, reliable, and growing regional
network. It's not just our direct workforce, but
our work also supports thousands more jobs
throughout the supply chain.
We have continued to enhance our workforce
capability by focusing on developing effective
leadership through targeted development
interventions and implementing a strategic
workforce plan that provides a clear and
forward-looking view of our future needs. We
have also continued to hire a significant
number of apprentices and promote social
inclusion through our entry level Craft
Attendant role, which is reducing barriers to
talent entering our sector.
Looking ahead
In January 2025, we submitted our ED3
Framework Consultation Open Letter, setting
out our thoughts on the approach to the next
regulatory price control. The response
emphasises the need for a transformative
approach to electricity distribution networks to
meet the UK's net zero targets by 2050. We
also fed into the National Infrastructure
Commission study helping to shape the future
of distribution networks.
We will continue with engagement to influence
and shape Ofgem’s Sector Specific
Methodology Consultation for RIIO-3
alongside the Energy Networks Association
which is expected in Q3 2025.
US

Read more about our business units on pages 256 – 261

28	National Grid plc Annual Report and Accounts 2024/25
Our Business Units continued
New England

US
Highlights
New England is focusing on business
fundamentals, prioritising key initiatives that
drive results and executing consistently to
deliver our five strategic priorities. We connect
our customers to the energy they need, while
delivering strong operational and financial
performance. We invested over $2 billion in
our networks in 2024/25 while maintaining our
focus on safety. With a new Rate Case Order
for the Massachusetts electric business
(MECO) and an approved Electric Sector
Modernization Plan (ESMP), we are well
positioned to deliver the infrastructure
required to help meet energy demand,
improve the customer experience and enable
economic growth in our region.
Enable the energy transition for all
Our ESMP, or Future Grid Plan, was approved
as a strategic roadmap by the Massachusetts
Department of Public Utilities (MADPU). The
five-year plan, designed to help Massachusetts
meet its clean energy goals, outlines c.$2
billion in anticipatory investments in the NE
electrical network which are foundational to
meeting future energy demand, projected to
more than double by 2050.
We received the MECO rate case order to
fund the investments needed to maintain and
improve reliability to support increased load
growth on the distribution network with timely
cost recovery. The approval of the capital
recovery mechanism will enable us to invest at
the pace required to meet customer needs
and is a shift toward forward-looking
ratemaking by the regulator. The core rate
case can fund increasing capital requirements
that are incremental to the ESMP. The order
also favourably addresses the affordability and
equity needs of our customers through multi-
tiered low-income discount rates and provides
performance incentive mechanisms aligned
with increasing distributed energy resource
interconnections and enrolment in low-income
assistance programmes.
This year we concluded a five-year project
across our southeastern Massachusetts and
Rhode Island transmission network to improve
asset conditions and reliability, the largest ever
project completed by our internal Transmission
Line Services team. This extended the life of
345 kv circuits across four transmission lines,
replaced over 750 poles and towers, and
added over 100 miles of optical ground wire.
In addition, we connected over 197 MW of
distributed energy resources, reduced lead
times for those connections, and enabled the
installation of 19.2 MW of EV charging
infrastructure.
Build the networks of the
future now
To more efficiently deliver our electric capital
project portfolio, we built new capability,
transformed how we secure long-term
resources, and developed demand forecasts
for key materials in categories with the highest
market risk and criticality to 2030.
The implementation of our Future Grid Plan
will be supported by a streamlined siting and
permitting process codified in comprehensive
climate legislation signed into law in
November 2024.
We continued to expand our fault location
isolation and service restoration (FLISR)
capability that enables self-healing networks
and improved reliability. In 2024/25 NE had
c.70 successful FLISR operations which
restored power to 86,000 customers within a
minute and avoided 14 million minutes of
customer outages. Currently, 24% of our
customers are covered by a FLISR scheme
and we continue to deploy it across the state.
In our gas business we replaced 134 miles
(216 kilometres) of older leak-prone metal pipe
to improve network safety and reduce
methane emissions. We also continued to
scale the use of low-dig technology to seal
over 800 joints. As part of the DPU’s
requirement to evaluate non-pipeline
alternatives, we are now progressing
geothermal pilot activities in Boston and
integrated energy planning to learn more
about the practical realities of transitioning
customers from gas to electric.
Deliver for customers
Significant steps were taken to improve the
customer experience and deepen customer-
centricity across all of our operations by
focusing on foundational processes and
evolving the structure and systems required
for the future. We established an Account
Management Team to better serve and
connect our largest customers and continued
to enhance our digital platforms to make it
easier for customers to do business with us.
We also successfully completed a billing
system conversion, putting all six million of our
US customers onto one platform. While the
migration was successful, there were some
issues leading to bill delays for some gas
customers that arose over the winter, and
which were subject to remediation following
an order from the DPU.
Our Advanced Metering Infrastructure (AMI)
programme is underway, installing the first
17,000 smart meters this year towards our
over one million meter goal. AMI infrastructure
will provide real-time energy insights to
customers and provide opportunities for
energy efficiency.
We have managed several storms, continuing
to be recognised for exemplary performance
in our service territory and in support of peers
in the aftermaths of hurricanes Helene and
Milton, including emergency response awards
from the Edison Electric Institute.

Read more about our business units on pages 256 – 261

Strategic Report	Corporate Governance	Financial Statements	Additional Information	29

Operate safely and efficiently
Our LTIFR in the year was 0.08 which is
consistent with the prior year. We are
committed to serious injury and fatality
reduction initiatives and to ensuring that all
colleagues are engaged with safety matters
and safety excellence. In our bi-annual Safety
Culture Survey engagement rose significantly
with results placing us in the top quartile of
industry peers. The gas team received a
recognition award for incident reduction and
safety culture from the Northeast Gas
Association.
Our business achieved operational efficiencies
of $30 million this year through various
actions, including enhanced reliability
management in our electric business, higher
utilisation of customer self-service tools and
reduced leak work load.
Build tomorrow’s workforce today
Our Strategic Workforce Development
Programme partners with academic,
community-based and training organisations
to provide trainees with career exposure,
mentoring, intern and employment
opportunities within National Grid. Nearly 100
graduates from our Clean Energy Academy
programme have been hired into roles across
the business.
Looking ahead
We are committed to delivering the capital
projects that our customers and communities
are counting on, from physical infrastructure to
innovative enabling technologies. And we will
coordinate all efforts to achieve the regulatory
and policy outcomes critical to our business,
including the implementation of our MECO
Rate Case and ESMP while keeping
affordability a core component of our mission
to provide safe, reliable energy.
New York
Highlights
New York continues to perform well across
our 26,400 square mile service territory. As we
progress toward a smarter, stronger, cleaner
energy system, decarbonising our networks
remains a priority. In August 2024, we
received approval from the New York Public
Service Commission (PSC) for a three-year
rate settlement for our down state gas
distribution businesses, KEDNY and KEDLI. In
May 2024, Niagara Mohawk filed a joint
proposal with the PSC to enhance system
reliability and advance New York’s clean
energy goals.
Enable the energy transition for all
The KEDNY and KEDLI rate case agreement
includes approximately $5bn in capital
investments to ensure the reliable and safe
operation of the network. Additionally, the
agreement provides funding for programmes
to promote energy efficiency and reduce
emissions, and initiatives to assist vulnerabile
customers.
Niagara Mohawk’s filing proposes resetting
electricity and natural gas delivery prices and
focusing on maintaining critical infrastructure,
improving customer service, with additional
assistance to vulnerable customers, promoting
economic growth, and preparing electricity and
gas networks for the energy transition. The PSC
Board’s decision is expected in summer 2025.
The NY Proactive Planning Proceeding enables
anticipatory investment for economic
development and to electrify heat and
transportation. We proposed a capex portfolio
of urgent upgrade projects, which we will move
forward with on receipt of the PSC order.
Build the networks of the
future now
Our Upstate Upgrade is a $4 billion investment
to transform the electricity delivery system and
propel economic growth across upstate New
York. The multi-year initiative includes
replacing and rebuilding transmission lines,
building and reconfiguring substations,
deploying state-of-the-art technologies to
improve resiliency and reliability, and
connecting clean energy produced locally. The
projects will improve service to our 1.7 million
customers, benefit the regional economy, and
support the goals of New York’s Climate
Leadership and Community Protection Act
(CLCPA).
Today, our New York Future of Electric
Networks plan has enabled over 5,000
charging ports and connected 2,100MW of
distributed energy resource (DER). To support
the increase of renewables coming online, we
have streamlined the connection process,
achieving faster connections to our large scale
renewables, DERs, and EV customers.
To boost network efficiency and grid
management, we completed installation of
over 775,000 smart meters, covering more
than a quarter of our customers, with a goal of
100% in four years. In parallel, we launched
the Sense app for customers. It provides real-
time energy insights at the appliance level to
drive behavioural shifts.

Read more about our business units on pages 256 – 261

30	National Grid plc Annual Report and Accounts 2024/25
Our Business Units continued

nationalgrid
project c
nationalgrid
project c
nationalgrid
project c

We commissioned the largest dynamic line
rating (DLR) project in the US using 26
LineVision sensors on four 115kV lines in
Western New York. This allows us to reduce
curtailment of renewable energy and
congestion in constrained areas, limiting
unnecessary transmission upgrades and new
builds. Additionally, we commissioned our first
digital substation in Oswego. We are exploring
the benefits that digitising can bring in
reducing construction, operation and
maintenance costs while improving safety
and reliability.
We continue to deploy FLISR technology. In
2024/25, we have avoided more than 28,000
service interruptions and more than 5 million
minutes of customer downtime.
Our downstate New York rate case approved
funding for the connection of four renewable
natural gas (RNG) facilities. These projects will
convert food waste and/or wastewater sludge
to produce approximately 1.15 million
dekatherms per year of RNG. This is
equivalent to annual natural gas demand from
approximately 9,200 homes, avoiding
approximately 590,000 metric tonnes of CO2
emissions per year.
Our strategy aims to leverage innovation to
future proof our business. Examples include
the EV Charge Smart Plan, which helps makes
electric vehicle charging at home affordable,
flexible and environmentally friendly with
nearly 2,000 customers; and a collaboration
with ULC Robotics to pilot a robotics tool to
repair large numbers of leaking or leak prone
gas joints.
We filed our long-term gas plan with the PSC,
outlining our vision for the future of gas and
the steps needed to put New York on track to
achieve the CLCPA’s emissions goals. We
continue to engage with PSC and other
stakeholders while awaiting feedback
and direction.
Deliver for customers
Our electric operations successfully prepared
for and responded to severe weather,
including 16 major storm events. We achieved
an electricity restoration rate of 95% within 10
hours for impacted customers.
We won six awards from Edison Electric
Institute (EEI) this year for our restoration and
assistance efforts after severe weather. Our
crews were recognised for handling tornadoes
in Western New York, thunderstorms and
tornadoes in Central and Eastern New York,
and strong winds, rains, and flooding from
Hurricane Debby in Central and Eastern New
York. Separately, our crews assisted in
restoration in Central Hudson from severe
thunderstorms in June 2024. We also
deployed 98 crews to Tennessee, Virginia, and
West Virginia in response to Hurricane Helene,
and then deployed many of them to Florida to
repair damage from Hurricane Milton.
In May 2024 we completed consolidation of
our two US customer billing systems. This
change will deliver improved customer
experience and satisfaction, while addressing
the high cost of change by eliminating manual
processes. We have also enhanced our digital
platforms, with increased capability for self-
service, go paperless, and click-to-pay text.
Our mobile app has biometric authentication,
creating an improved log-in experience.
Our Project C initiative continues to deliver
community benefits. During the annual Day of
Service, over 2,200 colleagues volunteered at
38 events across New York. Since its launch
four years ago, Project C has supported more
than 1,700 community partnerships, planted
or donated over 2,000 trees, trained 6,400
workers to grow the clean energy workforce,
overall volunteering over 49,000 hours, making
a lasting difference in our communities.
We awarded over $11 million in economic
development funds for projects, including an
electric infrastructure upgrade for a new $500
million food manufacturing facility in
Franklinville, which will create and retain more
than 400 jobs. We additionally awarded five
agribusiness customers funds to install
renewable energy systems on their farms.
Operate safely and efficiently
We continue to stand firm in our commitment
to keep our colleagues, contractors,
customers and the public safe. We ended
2024/25 with an LTIFR of 0.11, above our
target. We continue to be laser focused on
preventing serious injuries and fatalities and
increasing safety engagement at all levels.
The Northeast Gas Association (NGA) gave us
the Pipeline Safety Management System
Recognition Award for outstanding
commitment to safety and operational
excellence. We received the award for
demonstrating Operational Excellence in
pipeline safety for our work leveraging
technology and Intent Based Leadership, a

Read more about our business units on pages 256 – 261

Strategic Report	Corporate Governance	Financial Statements	Additional Information	31

framework that helps organisations create
leaders at all levels to drive safety
improvements.
We continue to focus on operating efficiently
and effectively for our customers. Our
business achieved operational efficiencies
amounting to $59 million in 2024/25.
Build tomorrow’s workforce today
To support business growth and proactively
mitigate labour constraints, we have strategic
workforce planning initiatives underway that
will enable us to identify and forecast resource
needs and plan our workforce for the next 10
years. We identified a need for over 500
additional employees to support growth in the
New York electric business over the next 10
years (a 20% increase in workforce), including
over 350 new roles in the next three years. We
have enhanced recruitment and retention
strategies for difficult-to-hire and niche roles
to close capability and headcount gaps
through early career, graduate development
and Gridtern programmes.
Looking ahead
We will continue to focus on scaling
operations to meet electric growth
opportunities, including increased loads,
electrification of heat and transport, and
renewable energy expansion.
We will concentrate on the long-term role of
the gas network, alongside electrification, in
the New York economy by using lower carbon
fuels and enhancing energy efficiency,
reducing emissions and maintaining a safe
and affordable network.
We will continue our efforts to improve
customer experience by simplifying business
interactions, helping manage energy use, and
supporting the adoption of clean energy
technologies.

International
National Grid Ventures
Highlights
National Grid Ventures develops, constructs,
operates and invests in energy assets and
businesses across the UK and US which
deliver revenue through stable, long-term
regulated frameworks and contracts. The
business prioritises asset performance and
safety to ensure reliable delivery of energy to
customers while developing opportunities
for growth.
We operate six interconnectors with a total
capacity of 7.8 GW, connecting the UK to
France, Belgium, the Netherlands, Denmark
and Norway. We have seen good availability
across our interconnector fleet. Viking Link
reached 92% availability, strong performance
for a new asset. IFA2 experienced unplanned
outages during the year which, together with
outages at BritNed, contributed to an overall
interconnector availability of 86% across the
year.
Half of our interconnectors operate within cap
and floor regimes, with revenues over the cap
going back to UK consumers every five years.
The continued strong performance of our
interconnectors has enabled the return of an
additional £89 million to customers in the
current year. This is part of £277 million in
returns to customers over the past two years,
with a further £149 million forecast to be
returned over the next two years resulting in a
total return to customers of £426 million. IFA2,
one of our two interconnectors operated
jointly with French TSO RTE, experienced an
unplanned outage in September 2024 due to
technical issues in its UK converter station.
The NGV team worked quickly to identify a
solution and returned the asset to service
within 66 days.
Our NGV US business continued developing
and operating electricity transmission,
generation, battery storage and LNG storage
assets. Our electricity transmission joint
venture, NY Transco, continued construction
on its Dover project to improve grid flexibility
and resiliency in New York and optimise
interconnection to New England. NY Transco
is also progressing Propel NY Energy, a 90-
mile electricity transmission project that would
improve Long Island's links to the state's grid
and boost overall system reliability to ensure
uninterrupted delivery of energy to high
demand areas. Our East Hampton battery
storage facility returned to service in July 2024
after the project experienced a fire in 2023.
Enable the energy transition for all
In May 2024, National Grid announced the
planned divestment of National Grid
Renewables and Grain LNG. In February 2025,
NGV announced the sale of National Grid
Renewables to Brookfield Asset Management
with completion expected in the first half of
2025/26. We are progressing the planned sale
of Grain LNG and expect to announce a buyer
later this fiscal year.
During 2024/25, in light of developments in the
US, we paused our development of
Community Offshore Wind (COSW), a joint
venture with RWE. Management subsequently
assessed that the investment currently has
negligible value and a £303 million impairment
has been recognised as an exceptional item.

Read more about our business units on pages 256 – 261

32	National Grid plc Annual Report and Accounts 2024/25
Our Business Units continued
Build the networks of the
future now
In the UK we continued to progress the
development of the next generation of
interconnectors. These offshore hybrid assets
(OHA) will connect offshore wind farms to
multiple countries via HVDC subsea cables.
We achieved a major milestone in late 2024,
receiving approval from Ofgem for an OHA
pilot project: LionLink to the Netherlands, a
joint venture with Dutch TSO TenneT. We have
now agreed with Ofgem the final economic
regulatory arrangements for the project,
allowing us to order long lead items.
In the US, we are identifying attractive
competitive transmission investment
opportunities in the Northeast as well as in
the Midwest and mid-Atlantic interconnection
areas.
Grain LNG saw significant progress on the
Cap 25 capacity expansion project, which is
due to be completed in 2025/26. Once online,
this will increase Grain LNG’s storage capacity
to 1.2 million m3 and its throughput to meet
33% of GB gas demand.
Deliver for customers
NGV achieved a high customer satisfaction
score of 87% across all business units.
In 2024/25, our interconnector portfolio
continued to play an integral role in the UK’s
energy security by delivering 38 TWh, the
equivalent of powering over 14 million
households.
Our NGV US business progressed how it
engages with its local communities and
understanding of public sentiment. During
2025, we launched Doorstep, a community
engagement platform to enable those most
personally impacted by our projects to
communicate their thoughts, providing us with
real-time insights into local views.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	33

Operate safely and efficiently
We have a renewed strategy to drive
meaningful improvements in how we report on
and build safety culture, emphasising leading
indicators and a proactive safety environment.
In NGV, we were able to achieve an LTIFR in
line with the Group’s 0.10 target, and a
Serious Injury and Fatality Frequency rate
(SIFFR) of 0.00 this year, concluding the year
without a single serious injury across the
business unit.
The NGV US business has been celebrated as
a leader in process safety excellence, with
National Grid Generation ranking no. 2 out of
316 sites in a third-party safety audit of
organisations worldwide. The business was
also able to provide excellent availability and
run time, meeting peak summer demands
during a hotter-than-average summer season.
Our operational and safety performance
contributed to successful financial
performance.
Build tomorrow’s workforce today
We strive to be an enjoyable and inclusive
place to work. In this year’s Grid:Voice
employee engagement survey, 81% of NGV
employees said they felt NGV was a safe
place to say what they think, and that we are
driving a culture of safety and innovation.
Looking ahead
Going forward, NGV will focus on
interconnectors, including offshore hybrid
assets, in the UK, and competitive electricity
transmission projects in the US. Projects will
be assessed for an acceptable risk-return
balance and against the capital requirements
of the wider Group.
Other activities
Highlights
Other activities primarily relate to National Grid
Partners, the corporate venture capital and
innovation arm of National Grid, as well as UK
property, insurance and corporate activities.
In 2024/25, National Grid Partners invested
more than $50 million in start-ups, including
three new portfolio companies and 13 follow-
on rounds. It now invests in 50 companies and
five limited partner investments in strategic
venture funds.
Looking ahead, we will continue to innovate
and invest in the latest technologies to
support the Group.

34	National Grid plc Annual Report and Accounts 2024/25
Internal control and risk management
The Board is committed to effective risk management in delivering our strategy, protecting our reputation and assets, and safeguarding the interests of our stakeholders.
Our ERM framework
National Grid is exposed to a variety of uncertainties that could have a material adverse effect on the Group’s financial position, our operational results, our reputation and stakeholder interests;
represented by our Principal Risks. These uncertainties are managed through our Enterprise Risk Management (ERM) Framework which includes our approach to internal control. It supports the delivery of our vision and strategy as described on the inside front cover and page 14.
We formally assess the effectiveness of our framework annually and carry out continuous monitoring and maintenance. This is supported by the results of the Certificate of Assurance (CoA) process as described on page 116.
The Board has confirmed the effectiveness of National Grid’s system of risk management and internal control.
Governance and oversight
The Board is accountable for the Group’s risk management and internal controls systems with oversight responsibilities carried out by the Audit
& Risk Committee (see pages 112–118). The Board sets and monitors the amount of risk the Group is prepared to accept in delivering our strategic priorities and Principal Risks (our risk appetite).

Governance: Board and Audit & Risk Committee, Management Oversight Committees
Establishes the vision, values and strategic objectives of the business, and provides governance and oversight of the risk management framework and reporting. The Board sets risk appetite for the organisation.

First Line: Business	Second Line: Risk and Compliance Functions
Applies the business practices, processes and controls to achieve business objectives and manage risk appropriately in line with risk appetite.
The Chief Risk Officer establishes National Grid’s ERM framework.
Second Line teams embedded in the business and functions
provide advice, monitoring and assurance, and reporting for effective application of the framework.

Third Line: Corporate Audit
Provides independent assurance on the Company’s system of risk management and internal control through delivery of the audit plan and other assurance work.
External assurance providers support Second and Third Line work where appropriate to provide independent perspectives, provide specialist expertise and ensure an efficient approach to risk and assurance work.

The business then develops appropriate risk responses and mitigations to ensure risks are managed within appetite.
We deploy the ‘Three Lines’ model to deliver our risk management and internal control activities (see diagram below).
All Principal Risks are reviewed by the Group Executive Ethics, Risk &
Compliance Committee and the Board at least twice annually.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	35

Risk is an inherent part of doing business and our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our strategic priorities.
The ERM framework applies to all risks of reasonable magnitude.
Our Principal Risks and a summary of actions taken by management are provided in the table below. The Board reviewed the risks as part of the bi-annual Group risk review, which incorporates feedback and recommendations from relevant Board committees. Further information can be found on page 116.
We have provided an overview of the key inherent risks on pages 36 –
41, and specifically our key financial risks, which are incorporated within note 32 to the consolidated financial statements. Risk outlooks reported below consider the changing risk landscape, our risk response, including controls and any additional mitigation actions, and may be influenced by internal or external developments.

Read more on internal control and risk factors on pages 262 – 268
Group Principal Risks
There have been no changes to our Principal Risks, and we continue to assess, monitor and manage our risk exposure as described below.

Strategic Principal Risks	Operational Principal Risks

Strategic risks are risks, both internal and external, associated with the business model, corporate strategy and long-term planning.	Operational risks arise from our core business practices, which rely on our systems, equipment, processes and people.
Satisfactory regulatory outcomes	Catastrophic cyber security incident
Climate change mitigation	Significant disruption of energy
Political and societal expectations	Upstream supply
People capability and capacity	Significant safety or environmental event
Major capital programmes

Financial Principal Risks	Compliance Risks

Financial risks are risks associated with National Grid’s ability to raise capital, maintain access to capital and deliver profitable growth.	Compliance risks relate to compliance with laws and regulations, industry standards, contract requirements and internal policy.
Financing our business	Legal and regulatory compliance frameworks operate at a jurisdictional level (i.e. UK, US federal, New York and Massachusetts) and therefore apply across all relevant National Grid businesses

36	National Grid plc Annual Report and Accounts 2024/25
Our principal risks and uncertainties

Link to strategy		Risk outlook

Enable the energy transition for all	Operate safely and efficiently	Increasing

Build the networks of the future now	Build tomorrow’s workforce today	Decreasing

Deliver for our customers		No change

Strategic Principal Risks
Satisfactory regulatory outcomes
Description	Actions taken by management

There is a risk that we fail to influence
future energy policies and secure
satisfactory regulatory agreements
because of lack of insight or
unsuccessful negotiations leading to
poor regulatory outcomes, energy
policies that negatively impact our
operations, impacts on market prices,
reduced financial performance, fines/
penalties, increased costs to remain
compliant and/or reputational damage.

The scale of change required to enable the energy transition is unprecedented, so we are focused on having the appropriate plans, relationships and levels of engagement to proactively shape price controls and rate case filings with clear positions and engagement/advocacy plans. There are also particular challenges in balancing affordability and reliability with necessary funding and investments alongside pressure to reduce customer bills.
We are developing a clear vision of how regulatory frameworks need to evolve and maintaining active dialogue and positioning with our regulators. This has resulted in:
•Strong progress on the ASTI framework and approvals.
•Successful sale of the ESO to the UK Government.
•Working with Ofgem and DESNZ to realign networks and connections reform with Net Zero 2030 targets.
•Progressive RIIO-T3 Business Plan (BP) submitted to Ofgem, including a more investable financial framework.
•Progressive response and engagement on the ED3 framework consultation promoting a major shift back to incentive and output-based regulation.
•Positive settlements on recent US rate cases and upcoming rate cases progressing well.
•Working with Corporate Affairs to adjust and position our external policy advocacy to support our regulatory objectives.
•Active monitoring of concurrent regulatory reforms being pursued by respective regulators.

Impact on strategy:

Risk outlook: Outlook remains unchanged
Outlook is unchanged

Strategic Principal Risks
Climate change mitigation
Description	Actions taken by management

There is a risk that we fail to identify
and/or deliver upon the actions
necessary to meet our climate
change targets and enable the wider
energy transition because of poor
monitoring and response to external
developments associated with
mitigating climate change, leading to
legal risks or reputational impacts of
not meeting our climate change
targets and in the longer term
reaching net zero by 2050.

We continue to monitor the actual and potential impacts of climate change and implement risk management strategies to mitigate these risks as part of the energy transition, including:
•Setting near-term climate targets to align with the SBTi’s 1.5ºC pathway.
•Governance processes aligned with the aim of ensuring that emissions reduction strategy, policy, advocacy and external messaging is integrated throughout our business, and embedded into financial planning processes and performance management.
•Updated our Climate Transition Plan to include revised pathways and details on the dependencies, policies and regulation that are key to achieving our targets.
•Reporting on progress against our targets, including how we are addressing dependencies and policy and regulation to support progress.
•Changes to our sustainability operating model to help embed sustainability resources and capabilities in our business and provide greater clarity on roles and responsibilities.

Impact on strategy:

Risk outlook:
Outlook is unchanged

Strategic Report	Corporate Governance	Financial Statements	Additional Information	37

Strategic Principal Risks
Political and societal expectations
Description	Actions taken by management

There is a risk that we do not position
ourselves appropriately to political
and societal expectations because of
a failure to proactively monitor the
landscape or to anticipate and
respond to changes leading to
reputational damage, political
intervention, threats to the Group’s
licences to operate and our ability to
achieve our objectives.

To address continued rapid change in the external political and policy environments, horizon scanning processes have been implemented to monitor and positively influence perceptions of our business and our reputation. Other mitigations include:
•Ensuring our operating model is positioned to support the business and deliver on requirements.
•Instituted a robust stakeholder engagement strategy.
•Considered a range of outcomes through scenario planning to ensure flexibility in our response processes aligned to the ever-changing external environment.
•Defined policy priorities aligned to the strategic priorities of the company.
•Developed a social impact framework to ensure strategic allocation of funding to advance our vision.
•Monitoring of media, social and political activities on a daily, weekly and monthly basis, and take appropriate action to ensure National Grid is able to engage ahead of the need to respond to the environment we operate in and serve the needs of customers, communities and stakeholders.
•Horizon scanning improvements have brought a global lens to cross-business impacts within our operating regions.
•Growth of our campaigns and communications across our operating regions to amplify our brand’s vision and establish our brand as an innovative leader for energy networks.

Impact on strategy:

Risk outlook:
Risk outlook increasing due to continued rapid change in external political and policy environments.

Strategic Principal Risks
People capability and capacity
Description	Actions taken by management

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
strategic priorities and vision.

We are involved in several initiatives to help secure the future engineering talent we require, including:
•Introducing a consistent method of strategic workforce planning, with a dynamic 10-year look ahead, to enable better understanding of future workforce needs and enable graduate training programmes, attraction and retention strategies to be aligned to forecast workforce needs.
•Expanding apprenticeships, graduate development programmes and industrial placements.
•Building our reputation, brand and employee value proposition to enable National Grid to be seen as a place to work for those wanting to be involved in the energy transition.
•Strengthening our recruitment capabilities and embedding key resource where they can understand customer needs.
•Aligning our operating model to improve connectivity across our People function.
•Continued rigorous development of our succession planning and development planning processes, particularly at senior levels.

Impact on strategy:

Risk outlook:
Outlook is unchanged

38	National Grid plc Annual Report and Accounts 2024/25
Our principal risks and uncertainties continued

Operational Principal Risks
Catastrophic cyber security incident
Description	Actions taken by management

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
•National Institute of Standard Cybersecurity Framework (First-Line Assessment);
•IT Control Set Effectiveness (Second-Line Testing); and
•Corporate Audit and Third-Party Inspections/Assessments.
In addition, this period we note that we have continued to focus on our IT and OT security improvements and human factors. Notably, we have focused on control improvements recommended by government and private intelligence associated with the increasing threat landscape. This has resulted in strengthened controls for ‘perimeter’ (internet facing) infrastructure and fundamental improvements in identity account access (especially around privileged accounts) and credential hygiene. Additional resilience exercises have been conducted with the Group Executive (‘live play’ event), with plans to extend these exercises more widely throughout the business.

Impact on strategy:

Risk outlook:
Outlook is unchanged

Operational principal risks
Significant disruption of energy
Description	Actions taken by management

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
(See page 25 for information on the
outage at North Hyde)

National Grid continues to prioritise preventative measures and response plans to address the risk of significant disruption of energy. The organisation is actively engaged in climate adaptation work, conducting Group-wide assessments and planning for multi-decade adaptation to bolster resilience.
These strategic actions, including various proactive preventative measures, climate adaptation plans and multi-decade adaptation, reflect the commitment to maintain a robust energy supply system and proactively responding to the challenges posed by evolving climate patterns and emergency events.
Further actions include:
•Acceleration of proactive maintenance and asset checks ahead of winter to maximise network availability with an emphasis on system reliability assets, sub-sea cable monitoring and ongoing year-round maintenance.
•Collaboration with energy suppliers, regulators and government departments to explore industry mitigations aimed at maximising supply, managing demand and enhancing storage.
•Enhancement of flood contingency plans and robust preparedness for winter and summer, including scenario planning, and testing response plans with proactive communication strategies.
•Implementation of gas mains replacement programmes and a storm-hardening programme, along with outage planning to ensure swift response and recovery.
•Group-wide assessment of climate vulnerabilities and initiation of multi-decade climate adaptation plans for future rate cases, complemented by existing resilience investments to ensure long-term preparedness.
•Development of emergency response plans covering wildfire and cyber scenarios, along with asset risk assessment and integrity management plans.

Impact on strategy:

Risk trend:
Outlook is unchanged

Strategic Report	Corporate Governance	Financial Statements	Additional Information	39

Operational Principal Risks
Upstream supply
Description	Actions taken by management

There is a risk of failure to prepare
and respond adequately to
disruptions in energy supply that are
outside our control because of third
party asset failure, system
imbalances, and customer demand
outstripping capacity, with potential
adverse impacts on our customers,
reputational damage, cost increases
and regulatory consequences.

The organisation remains vigilant to potential upstream supply issues, recognising the need for continued monitoring and adaptation should a significant issue arise. The organisation is actively monitoring extreme weather and natural hazards, geopolitical impacts on energy security, regulatory shifts and stability of our key suppliers. These strategic actions, including various proactive preventative measures, reflect our commitment to maintain a robust energy supply system and proactively responding to the challenges posed by evolving climate patterns and emergency events.
Current actions include:
•Lessons learned from winter storms.
•Proactive engagement with third-party suppliers and external stakeholders to foster better understanding and preparedness.
•Intervention in rate cases for improved communication and reliability reporting and to gain a more thorough understanding of their modernisation programmes.
•Operationally standing up compressed natural gas (CNG) facilities with onsite trailer storage and portable LNG facilities to mitigate outages at temperatures above 15°F.
•Building the capability to reduce gas demand if needed through testing of emergency preparedness.

Impact on strategy:

Risk outlook:
Outlook is unchanged

Operational Principal Risks
Significant safety or environmental event (asset failure)
Description	Actions taken by management

There is a risk of a catastrophic asset
failure because of failure of a critical
asset or system, substandard
operational performance or
inadequate maintenance, third-party
damage and undetected system
anomalies leading to a significant
public or employee safety and/or
environmental event.

National Grid takes a holistic approach to managing this risk and focuses on proactive preventative measures including inspection and maintenance of assets. The focus is on emphasising preventative mitigating actions to maintain operational readiness of our assets and ensuring we have effective response plans should an issue occur. Key mitigations assessed include those in the following categories:
•Ensuring operation of an effective Process Safety Management System.
•Maintaining robust asset management data and records.
•Timely maintenance and condition assessments to ensure asset health.
•Enacting defects management to effectively and timely address defects.
•Ongoing leak-prone pipe replacement.

Impact on strategy:

Risk outlook:
Outlook is unchanged

40	National Grid plc Annual Report and Accounts 2024/25
Our principal risks and uncertainties continued

Operational Principal Risks
Major capital programmes
Description	Actions taken by management

There is a risk that we are unable to
deliver on our major capital project
programme within the agreed cost
and schedule baselines because of
misalignment or lack of clarity with
regulatory expectations, unclear
financial frameworks to incentivise
investment, complex planning
requirements, external impacts on
supply chain or a failure to
demonstrate clear, long-term
economic benefits to communities
leading to increased costs,
compromised quality, reputational
damage and detrimentally impacting
our ability to deliver our clean energy
transition strategy.

The organisation has conducted extensive reviews of the management of major projects and initiated
Group-wide development of our common standards enabling a consistent control framework to keep pace with our growing capital portfolio, including:
•Establishment of the company-wide Portfolio Management Office as a core function to manage and oversee all project risks, safety, management of change and project management processes.
•Definition and establishment of minimum core processes and controls expected for each business unit in developing and delivering major projects.
•Conducting a maturity assessment of major projects against standards and identified gaps and priority action lists for targeted improvement.
•Securing the regulatory framework with Ofgem and agreement of funding for the next set of ASTI projects and clarifications on change controls for delay events.
•Engagement of all individual Project Management Offices and key stakeholders together to align best practices and risk management efforts and provide peer-to-peer review opportunities.

Impact on strategy:

Risk trend:
Outlook is unchanged

Financial Principal Risks
Financing our business
Description	Actions taken by management

There is a risk that we are unable to
fund our business efficiently as a
result of a lack of access to a wide
pool of equity and debt investors,
market volatility, unsatisfactory
regulatory outcomes or unsatisfactory
financial or operational performance
of the business, leading to a lack of
access to capital, impacting our
ability to achieve our strategic
objectives, including our proposed
capital investment programme.

We introduced a more focused strategy in 2024/25, a new five-year framework including c.£60 billion of capital expenditure, and a comprehensive financing plan. Key actions include:
•Reviewed the financing outlook, including differing scenarios.
•Launched a successful £7 billion Rights Issue (with high take up from investors), together with an alteration to our dividend.
•Regularly reviewing different pools of debt capital.
•Announced our progressed sale of certain non-core assets.
•Engagement with our credit rating agencies which affirmed a stable outlook, although one agency lowered its threshold, citing long-term exposure to gas.
The financing plan includes continued use of senior debt, an intention to issue hybrid debt later in the five-year plan period, and retention of proceeds from certain asset disposals.

Impact on strategy:

Risk trend:
Outlook is unchanged

Strategic Report	Corporate Governance	Financial Statements	Additional Information	41

Cyber security risk management and strategy
Cyber security risk is visible to and continuously monitored by our
Group Executive and Board of Directors. We employ the NIST cyber security framework as the basis for identifying, assessing, measuring, monitoring, controlling and responding to cyber security risks. Our risk management process, aligned to National Grid’s ERM framework, covers all IT and Operational Technology (OT) assets, including systems and data, whether these assets belong to the Company or third parties. Risk is assessed at multiple levels within the Company, including first line business assessment, second line assurance
(including controls testing) and third line independent reviews. In addition to comprehensive internal assessment and audit programmes, we engage various external third parties and cyber security firms in support of our cyber security risk management. This combination provides verification and validation of our approach, as well as specialised expertise for specific regulatory requirements and technologies. Further assurance is provided through risk assessments, penetration tests, adversary simulation, incident response exercises, and compromise assessments. We also maintain an independent
Supply Chain Risk Management (SCRM) function responsible for identifying and overseeing cyber security risks associated with threats from our use of third-party service providers. Controls implemented by
SCRM are designed specifically to help mitigate the risk profile of the supplier and includes consideration of their degree of access to
National Grid’s systems, and the classification of data they process for
National Grid. To date, there have been no cyber security incidents that have materially affected the Company’s business strategy, results of operations or financial condition. We acknowledge that the global cyber security risk environment for critical infrastructure providers is extremely challenging and dynamic.
Cyber security governance
The Board prioritises the mitigation of cyber security risk through
National Grid’s ERM framework. Responsibility for oversight lies with the Board and is delegated to the Audit & Risk Committee. Governance includes regular reviews and approvals of the status of the risk and provides oversight of National Grid’s cyber security risk management practices, including disclosure of material cyber security incidents, as well as the general obligation to ensure the proper risk oversight structure of cyber.
National Grid’s Chief Information and Digital Officer (CIDO) and Chief
Information Security Officer (CISO) regularly provides reports to the
Audit & Risk Committee and hold additional briefings to the Board at least once per year. The Audit & Risk Committee and Board work collaboratively to ensure oversight with the proper focus of each respective Board Committee.
Cyber risk reporting includes, among other things, current and emerging cyber security threats to National Grid and relevant sectors, the status of key risk indicators, controls, the results of any relevant internal or external assessments, any key incidents escalated to management during the prior and current reporting period and the status of cyber security improvement programmes. At the executive and management level, the CIDO is the owner of the cyber security
Principal Risk, and the CISO has primary responsibility for the development, operation and maintenance of National Grid’s cyber security programme. Under the CISO’s oversight, National Grid’s cyber security team implements and provides governance and functional oversight for cyber security services, controls and processes. Cyber security processes include escalation of certain risks and incidents, including those that originate or occur at third parties, to legal and other executive leaders as appropriate, based on the severity of any such risk or incident.
Emerging risks
We consider emerging risks throughout the year to ensure we understand potential future material impacts on our risk profile and implement appropriate monitoring and responses accordingly. They are assessed in terms of potential impact and timeframe.
Emerging risk reviews are reported at least bi-annually to the Group Executive Ethics, Risk and Compliance Committee, Audit & Risk Committee,
and the Board.
Our top three emerging risks at the time of reporting are:

Emerging risk	Impact on strategy	Velocity
		Immediate < 3 years	Short term 3–5 years*	Medium term 5–10 years

Geopolitical tensions (business or supply chain disruption)

Artificial intelligence (strategic opportunities or disruption)

Affordability (customer affordability issues)
*  We continuously monitor our short-term emerging risks to ensure we respond to changes in our risk assessments appropriately.

42	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review
Delivering our

Our environment	p44

Our customers and communities	p48
Responsible
Business Charter
This year, we have made good progress on
the emissions reductions where we have full
control, ensuring our workforce feels
welcome and empowered, and health and
safety. We have exceeded our target on
developing skills in the communities we
serve. There has been limited progress on
emissions reductions where we have less
control, partly due to our increased
investment in energy infrastructure,
although this will ultimately reduce future
emissions in our jurisdictions. Our support
to help vulnerable households manage
energy costs continues; however, we
recognise we can do more to meet the
needs of our customers.
For the first time, we are integrating our annual progress update against our Responsible Business Charter (RBC) commitments into our Annual
Report and Accounts.
Our RBC details our approach to being a responsible business and the commitments we have made. It focuses on three core pillars: our environment, our customers and communities, and our people. This is supported by our Responsible Business fundamentals to ensure we’re operating responsibly.
This progress update is supported by further content on our website, where there are more details on our Responsible Business activities and stories from across our business.
All 2024/25 Responsible Business metrics can be found in the
Responsible Business data tables on our website.

Responsible Business: website	Responsible Business: data tables	Responsible Business: Charter

Strategic Report	Corporate Governance	Financial Statements	Additional Information	43

A review of our Responsible

Our people	p51
Business progress in 2024/25
Responsible Business is important to us and
all of our stakeholders, including our
shareholders. We have an important role to
play so that our networks serving our
customers and communities deliver clean,
secure and affordable energy. It’s the right
thing to do for our people and business, our
customers and the future of the planet.
Over the past year, we have had to navigate a
complex landscape driven by significant
geopolitical and macroeconomic challenges.
The importance of energy security and
affordability have come into sharper focus. We
have maintained our attention on being a
responsible business while delivering for our
customers, communities, colleagues,
regulators and investors.
The biggest impact we have on the
environment is investing in our networks so
they can transport cleaner forms of energy
safely and reliably to homes and businesses,
reducing emissions across the UK and the
US Northeast.
We plan to invest c.£60 billion in our networks
in the five-year period from April 2024 to
March 2029, of which 85% is expected to be
classified as green investment1. This will
deliver significant increases in network
capacity to connect much more low carbon
power generation and storage, support load
growth and the electrification of heat
and transport.
We continue to work on reducing our own
direct impact on the environment. This year,
we have reduced SF6 emissions from our
assets, increased the number of EVs in our
light duty fleet and continued to reduce the
operational emissions from our gas
distribution networks in the US Northeast.
Despite this activity, our Scope 1 and 2 GHG
emissions have increased in the past year by
8%. We signalled in our second Climate
Transition Plan (CTP), published in May 2024,
that progress would not be linear.
This increase is due to increased generation
from our Long Island generation facilities that
burn oil and gas. These units are contracted to
the Long Island Power Authority (LIPA) and
they control when and how much they run to
maintain reliable and secure supplies. These
assets experienced an increase in generation
this year and National Grid fulfilled a
temporary surge in demand. This was due to
unplanned maintenance outages at other
power plants and the reduced availability of
third party transmission lines, both of which
are out of our control.
Our Scope 3 GHG emissions have also
increased by 4% in 2024/25. Emissions from
the use of sold gas we deliver to customers
has increased. Our increased investment in
energy infrastructure requires greater
procurement of goods and services and this
increases our Scope 3 emissions. We will
continue to identify opportunities to reduce
supply chain emissions and decouple our
growth in spend from this growth in emissions.
As we look ahead, we are seeing increasing

Our Responsible Business fundamentals	p55
energy demand and growing concern about
affordability and security of supply. There is
also slower progress on the policies and
regulatory frameworks needed to meet our
emissions reduction targets. It is a growing
risk that balancing these challenges will slow
down the pace of decarbonisation in places
where we operate and reduce the likelihood of
meeting our targets on time.
We will continue to build the networks of the
future across the UK and in the US Northeast.
We will work closely with policymakers and
regulators to shape policies that support our
targets and with our supply chain to help
achieve emissions reduction targets in our
construction projects.
To enable the energy transition, we know we
need to manage our impact on our customers
and communities and support them where we
can. This year, we have launched a £13.8
million Grid for Good energy affordability fund.
The fund will run for three years to financially
support charities and organisations to assist
vulnerable households with energy costs.
Safety is paramount at National Grid; we
continue to make strong progress under our
Stand Up For Safety campaign, as project
work scales up to deliver against our
investments. Our Group safety reporting
system is driving continuous improvements
and data insights.
To deliver on our commitments we need to
build tomorrow’s workforce today. We are
committed to creating a work environment
where people are treated fairly and where
everyone feels respected, valued and
empowered to reach their full potential. Our
Grid:Voice survey shows an 80% employee
engagement and 71% of colleagues feel ‘Safe
to Say’.
The following sections highlight the progress
made in the last year against our RBC and
where there is more to do. We believe that, by
working with our stakeholders, we can
continue to make progress towards delivering
a secure, affordable and clean energy future.
1.Aligned to EU Taxonomy, directly invested into the
decarbonisation of energy networks.

44	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review continued

Our environment
UN Sustainable Development Goals
Taking action on
our environmental
impact
We are delivering new network infrastructure and upgrading our existing networks to help deliver a secure, affordable and clean energy future for our customers and communities while working hard to reduce our impact on the environment.
We have set Group science-based targets (SBTs),
validated by the Science-Based Targets initiative (SBTi),
to hold ourselves to account for reducing our emissions.
Our second CTP, published in May 2024, outlines our
roadmap to achieve net zero by 2050.
In the last year, our emissions have risen, often due to
factors outside of our direct control and despite our
efforts to reduce emissions where we have control. We
did not expect a linear trajectory, as explained in our
CTP, and rely heavily on technical dependencies as well
as policy and regulatory frameworks to support our
emission reduction plans and targets.

More details on the dependencies we are facing, as well as activities and stories from across our business can be found on our website nationalgrid.com/ responsibility
2024/25 Responsible Business metrics can be found in the Responsible Business data tables on our website
Read our Climate Transition Plan (CTP) on our website
On nature, in the UK we have restored 10% of the
natural environment on our managed land and will
continue to make improvements, in the US we have
made progress protecting the natural environment.
We remain committed to using resources responsibly,
with asset refurbishment centres in the UK and our
investment recovery centre in the US minimising waste.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	45

We committed to
Achieve net zero by
2050 for Scope 1, 2
and 3 GHG emissions
We have continued to play our part reducing
emissions, as outlined in our CTP, but have
seen a rise in GHG emissions over the past
year.
Scope 1 and 2 GHG emissions for
2024/25 were 7,422 ktCO2e,
outside of our range set out in the
CTP, a decrease of 4.4% against
our 2018/19 baseline.

Progress to target[1,2] %	Target: 2030/31
4.4	60
This year has been an exceptional year for
emissions from our fossil fuel generation
plants. These assets have operated more than
expected to meet increased demand
requirements on Long Island. This is due to
unplanned outages at third-party generators
and transmission lines, outside of National
Grid’s control. This contractual obligation with
LIPA has led to the increase in our Scope 1
emissions, outside of the upper range set out
in our CTP, demonstrating the non-linear
trajectory of meeting our emissions targets.
Scope 1 emissions where we have greater
direct control (i.e. excluding emissions from
generation) have fallen from the baseline year.
This is supported by our leak-prone pipe
replacements, interventions to reduce SF6
leakage and replacing our vehicles with EVs.
Our Scope 2 emissions have increased this
year. These emissions are primarily made up
of electricity line losses which are calculated
using the average carbon intensity of
electricity in the regions where we operate, as
published by the UK Government and the US
Environmental Protection Agency (EPA). We
know that electricity carbon intensity in the UK
is reducing and 72% of our overall Scope 2
emissions are in the UK. In the US, we have
deployed dynamic line rating technology to
improve the efficiency of our power lines in
New York.
However, looking ahead, emissions from line
losses are impacted by external factors such
as demand growth and the amount of
renewables connected to the network. If the
economies where we operate see a slowdown
in the pace of decarbonisation this will in turn
slow the pace of emissions reductions from
line losses. More detail can be found in
our CTP.
Below is an update on our near-term GHG
emissions reduction sub-targets for Scope 1
and 21,2, from a 2018/19 baseline, as required
by SBTi.
•Reduce the carbon intensity of our power
generation (Scope 1 GHG emissions) per
MWh by 90% by 2030/31, and by 92% by
2033/34 : (37)%
•Reduce absolute Scope 1 and 2 GHG
emissions (excluding generation) by 50% by
2030/31 : (15)%
22% of our light-duty vehicles are
EVs.

Progress to target %	Target: 2030/31
22	100
We are making progress against our EV target
to move to a 100% electric fleet for our light-
duty vehicles. This year, we have added 476
EVs to our commercial fleets, bringing our
total to 1016 EVs, 22% of our total number of
light-duty vehicles.
We continue to ramp up our efforts to electrify
our light-duty vehicles; however, this is
vulnerable to supply chain disruptions and
delays regarding the availability of EVs, as well
as the implementation of charging
infrastructure.
We have reduced SF6 emissions
from our operations by 36%.

Progress to target %	Target: 2030/31
36	50
Work continues on reducing SF6 emissions
caused by emerging leaks, resulting in the
significant progress of 15% emission
reductions, 36% against our 2018/19 baseline.
The majority (~80%) of the SF6 we use on our
networks is in UK ET.
We are also continuing our work with partners
on innovation projects to develop alternative
gases to SF6. UK ET were recently awarded
£8.5 million by Ofgem's Strategic Innovation
Fund to develop a long-term strategy to
reduce SF6 dependency, in consultation with
industry partners.
We have reduced absolute energy
consumption in our flagship
offices by 38%.

Progress to target %
Target: 2030/31
20	38
We have reduced energy consumption in our
flagship offices by 38% against our 2019/20
baseline, exceeding our 20% target.
We adapt to the changing uses of our
workspaces, while optimising heating,
ventilation, air conditioning and lighting
systems to continue to meet the needs of
our colleagues.
Our Scope 3 emissions (excluding
sold electricity) for 2024/25 were
25,566 ktCO2e, representing a
5.8% increase against our 2018/19
baseline.

Progress to target[3] %	Target: 2033/34
(5.8)	37.5
The majority, 72%, of our Scope 3 emissions
(excluding sold electricity) are from the use of
sold gas we deliver to our customers. We
have seen an increase in these emissions due
to colder temperatures when compared to last
year. As we look ahead, New York and
Massachusetts remain focused on their
ambitious climate targets but are having to
balance these with increasing public concern
about affordability and reliability. There is a
growing risk that finding the correct balance
slows down the pace of policy and regulatory
changes we need to enable us to make the
necessary investments to reduce emissions
from the gas we sell.
Emissions within our supply chain represent
18% of our Scope 3 emissions (excluding sold
electricity) and this is principally where we
have seen a rise. This is driven by increased
spend on goods and services (including
capital expenditure) associated with the
construction of new energy infrastructure as a
result of our increased capital investment.
The scale and scope of our construction
activities pose challenges for reducing our
Scope 3 emissions from purchased goods
and services. This is because substantial
quantities of construction materials we use
have significant carbon footprints, such as
steel and concrete. Due to limited availability,
higher costs and potential regulatory barriers,
it is difficult to source more sustainable
alternatives or implement low-carbon
construction methods. We’ll continue to
identify opportunities to reduce supply chain
emissions and decouple spend growth from
emissions growth.
Below is an update on our near-term GHG
emissions reduction sub-targets for Scope 3,
from a 2018/19 baseline, as required by SBTi.
•Reduce the carbon intensity of power
generation and sold electricity (Scope 1 and
Scope 3 GHG emissions) by 86% by
2033/342 : (18)%
•Reduce absolute GHG emissions from gas
sold by third parties by 37.5% by
2033/343,4 : (11)%
1.Includes Scope 2 location-based emissions only.
2.Near-term targets approved by Science Based Targets initiative (SBTi) and aligned to the Paris Agreement and a 1.5ºC pathway.
3.Near-term targets approved by SBTi and aligned to a well below 2ºC pathway.
4. Third party sold gas, a US-only emission, are downstream emissions associated with the combustion of natural gas delivered through our network but sold by a company other than
National Grid. This differs from Scope 3 Cat. 11 GHG Protocol guidance, which otherwise advises to consider only the end use of goods sold by the reporting company itself.

46	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review continued
Our environment
We continue to engage with our
suppliers. 56% of our UK
suppliers1 have committed to set
SBTs. 43% of our US suppliers1
have established a plan for setting
SBTs.
Progress to target %                                Target: 2025/26

56		80
	43	50
We continue to collaborate with key suppliers
who contribute significantly to the emissions
associated with the goods and services we
procure. We are pleased with our progress
against these ambitious targets, despite not
meeting our target to date. This target is
currently under review.
We are reporting progress against an updated
list of carbon strategic suppliers as a result of
a change in our methodology for calculating
emissions of our purchased goods
and services.
Our SBT engagement strategy focuses on
communication channels, monitoring and
reporting, governance, assurance, and
building skills and capabilities. We are using
the accredited resources and training materials
available through our partnership with the
Supply Chain Sustainability School to enhance
our global suppliers' sustainability skills.
We recognise that, similar to ourselves, our
suppliers have many dependencies that are
outside of their control, such as a lack of SBT
pathways for certain sectors. We will continue
to work closely with these suppliers and report
transparently on any challenges impacting our
RBC targets.
We have reduced air travel
emissions by 18% from our
2019/20 baseline.

Progress to target %	Target: 2025/26
18	50
This year, absolute emissions from business
air travel are consistent with the previous year
at 9 ktCO2e, a 18% reduction from our
baseline. As a transatlantic business it will be
challenging to meet our ambitious target. We
try to balance the need for our teams to meet
and collaborate with the use of technology to
enable virtual meetings where possible.
In this specific area, through our travel partner,
Agiito, we participate in the Trees4Travel
programme investing in tree planting initiatives
to responsibly offset our air travel emissions.
Further details on offsetting can be found on
page 75.

We are committed to
Protecting our natural
environment
In the UK we are committed to restoring the
land we manage. We use a natural capital
approach to measure the impact of
improvements we make on the non-
operational land at our own sites based on
financial value estimations. Due to significant
differences in the conditions of habitats and
levels of biodiversity present in the landscape,
in the US, our efforts focus more on the
preservation of the natural lands that we own.
In the UK we have restored the
natural environment by 10% on the
land we manage.

Progress to target %
10	10.1
A natural capital approach allows us to
demonstrate gains for the environment
through ecosystem service benefits, to help
measure changes to land management or
biodiversity. This is only driven by activities in
our UK ET business.
Our partnership agreements deliver
enhancements to the land we manage such as
restoring ancient woodlands and wetlands,
planting trees and hedgerows, and creating
wildflower meadows, as well as enabling local
communities to access nature.
We have continued our ongoing support to
our UK environmental education centres at
Bishops Wood, Skelton Grange, West Boldon,
Amersham and Iver. Environmental charity
organisations at these centres provide
educational activities to visitors, showing
how nature can thrive alongside critical
national infrastructure.
In UK ED, our nature focus is primarily on
improving our operational sites to provide
biodiversity uplift. We have supported 700
acres of woodland management in our West
Midlands license area through the Heart of
England Forest Partnership.
In the US we have preserved
20,358 hectares on the land we
manage.
Our preservation efforts focus on our
integrated vegetation management (IVM)
programmes, which promotes desirable,
stable, low-growing plant communities that
will resist invasion by tall-growing tree species
along our transmission lines. Our IVM
programmes improve the environment by
reducing the need for excessive tree cutting,
reducing the risk of forest fires, decreasing
populations of invasive species and increasing
diversity of natural species.
As a part of our nature strategy, we aim to
ensure that our infrastructure projects protect
critical habitats. We have undertaken several
initiatives in the US to preserve habitats and
landscapes, including rare, threatened and
endangered species protection.
1.Weighted by GHG emissions.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	47

We are
Investing in the
decarbonisation of the
future of energy
We invested £7.7 billion in green
infrastructure and projects.

Progress to target %	Target: 2028/29
£7.7bn	£51bn
We understand the role we need to play in
enabling and accelerating the move to a
cleaner energy future. Network investment is
vital for connecting the new low carbon power
generation and storage needed in the coming
decade to accommodate the expected rises in
electricity demand by 2035, almost 50%
across the UK and 25% in our US
jurisdictions. We expect to invest
approximately £51 billion in green
infrastructure and projects in the five-year
period from April 2024 to March 2029.
As we delivered another record year of capital
investment, we also reached a higher proportion
of green capital expenditure, aligning with EU
Taxonomy principles for sustainable investment.
In 2024/25 around 81% (£7.7 billion) of our
Group’s capex aligned to the principles,
compared with 78% (£6.0 billion) in the previous
year. Where investment is not classed as green
we are maintaining our network assets to deliver
for our customers.
Under our new Green Financing Framework
2025, National Grid plc and its subsidiaries are
able to issue Green Financing Instruments to
fund our efforts towards a cleaner energy
system. See our latest Green Financing Report
on our website, which details the issuance of
green bonds totalling €1.5 billion in 2024/25,
along with the allocation of proceeds and their
environmental impact.
We continue to make good progress on our
early ASTI investments in the UK. Construction
has commenced on six projects, as well as
procurement and mobilisation of supply chain
partnerships and public engagement and
consultations. In the US, progress on the
‘Upstate Upgrade’ in New York has continued,
delivering a modernised, stronger and cleaner
energy network and generating new jobs.
These infrastructure investments support our
network jurisdictions in achieving net zero
goals. In 2024/25, we connected 3,016 MW of
renewable capacity to our networks across
the UK and US.

We are committed to
Using resources
responsibly
We manage our environmental
impact with a focus on pollution,
waste and water use.
We have various projects that create waste,
such as cleaning up former gas plant sites,
retiring old fossil assets and leak-prone
equipment, building grid infrastructure and
supporting various renewable energy projects.
We endeavour to ensure that our waste is
correctly disposed of with appropriate
environmental permits and compliant with
regulatory standards in the applicable regions.
The different categories of waste are
summarised in our data tables, linked on page
42. Some waste produced is classed as
‘hazardous waste’. This arises from the removal
of contaminated land during commercial
property activity and the disposal of oil and
polychlorinated biphenyl (PCB) or lead-
contaminated materials.
Alongside managing our waste responsibly,
we also recycle, refurbish and reuse materials
at asset refurbishment and investment
recovery facilities in the UK and US.
Our water use relates almost entirely to water
used for generation cooling purposes.
Abstracted water is not altered other than
being slightly warmed by the process. Water
discharge temperatures are closely monitored
and follow applicable regulations. This year,
1,134 million cubic metres were withdrawn. Of
this total, over 99% relates to the use of
seawater for cooling generation assets in the
US. All this abstracted water is returned to the
sea at the permitted temperature limit.

We are
Adapting to a
changing climate
We take action on our climate
change risks and opportunities
and our investment in climate
change adaptation activities.
Most climate hazards are projected to
increase in frequency in the future, with high
temperatures and coastal and river flooding of
particular concern to the areas in which we
operate. Our approach to climate resilience,
and addressing risks arising from global
warming impacts, is outlined in our Task Force
on Climate-related Financial Disclosures
(TCFD) report on pages 59 – 77. In addition,
our EU Taxonomy report details our climate
change adaptation expenditure.

81%
2024/25 green capital expenditure Aligned to EU Taxonomy, directly invested into the decarbonisation of energy networks.

3,016 MW
renewable capacity connected in 2024/25

48	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review continued

Our customer and communities
UN Sustainable Development Goals
Meeting the needs
of our customers
and communities
We are focused on building the necessary infrastructure across the UK and
US Northeast while assisting our customers on affordability and building skills in our communities.
We continue to provide assistance to our customers
and communities to help manage the costs of the
energy transition.
Our skills development programmes are providing
people from disadvantaged communities access to
training and employment opportunities to help develop
the workforce of tomorrow.

More details on our Responsible Business activities and the stories from across our business can be found on our website nationalgrid.com/responsibility
2024/25 Responsible Business metrics can be found in the Responsible Business data tables on our website
Our colleagues are directly helping the communities we
serve through volunteering events and projects to inspire
positive change, create positive local impact, strengthen
communities, and make a difference.
We acknowledge the need for further support to
our customers, particularly in the UK and US for
customers facing higher energy bills and for UK
customers experiencing delays connecting
to our networks.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	49

We are committed to
Supporting an affordable
energy transition
We have established the Grid for
Good Energy Affordability Fund for
future assistance.
Our communities still need our help. National
Grid remains committed to ongoing support
for those that cannot meet energy costs and
has established the new £13.8 million Grid for
Good Energy Affordability Fund for future
assistance.
This continues our community support in the
way that our previous three-year energy
support fund had, in assisting some of the
most vulnerable households and businesses
struggling with energy costs. We worked with
key charity partners in the UK and US to help
provide emergency financial relief, fund energy
efficiency measures, provide advisory services
for households, support energy bill assistance,
and emergency food support programmes for
low-to-moderate-income customers. This
support fund benefited 259,884 households
across our UK footprint alone.
The Grid for Good Energy Affordability Fund
will run for three years in the UK and US in
order to continue financial support to charities
and organisations who assist vulnerable
households with energy advice, emergency
funding and energy efficiency measures.
More details on how our funding is supporting
charities and organisations to provide relief to
vulnerable households can be found on
our website.
In the last year, the increased cost of gas as

£13.8m
2025 Grid for Good Energy Affordability Fund

29,654
people positively impacted with meaningful skills development in 2024/25 part of overall global increases has driven up
customer bills, particularly in our US
jurisdictions. Looking forward, we remain
focused on the ambitious climate targets in
New York and Massachusetts, but we
acknowledge that there is more we can do to
support our customers in relation to bills, in
addition to our financial community support.

We committed to
Accelerate social
mobility in the
communities we serve
We have provided 29,654 people
with meaningful skills
development.

Progress to target (people)
Target: 2030/31
45,000	60,384
We continue to contribute to the acceleration
of social mobility in the communities we serve
by developing new and long-standing
partnerships with registered charities, not-for-
profit organisations, social enterprises,
educators and our supply chain.
With these organisations, we have created
skills and employability pathways. Our work is
focused on two primary objectives: to provide
upskilling and to create employment
opportunities across our sector.
This year, 29,654 people have been positively
impacted, made up of 5,132 in the UK and
24,522 in the US. Since 2021, we have
positively impacted the lives of 60,384 people,
exceeding our commitment of 45,000 people.
94 people have secured employment in
National Grid alone this year.
We ranked 42nd out of the top 75 employers
in the 2024 UK Social Mobility Index (SMI),
demonstrating our commitment in employer-
led social mobility. We continue to focus on
progression culture and data collection as a
result of feedback from this index.

We are
Engaging directly in our
communities through
volunteering
Across the UK and US we have
delivered 60,511 volunteering
hours to support our communities.

Progress to target (hours)	Target: 2030/31
239,991	500,000
We have helped more colleagues across the
UK and US to feel directly connected to our
communities, giving them an opportunity to
make a difference. We work with many partner
organisations to identify and manage
opportunities for colleagues to volunteer their
time in local communities.
Across the US, we recorded 35,274
volunteering hours. In the UK, we recorded
25,237 volunteering hours.
Colleagues this year have volunteered their
time, helping to deliver community events and
logged 60,511 volunteering hours, bringing our
total to 239,991 volunteering hours since 2021.
Case studies on our volunteering engagement
can be found on our website.

50	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review continued
Our customers and communities

We act
On the feedback we
receive from our
customers on the
service we provide
Across the UK and US we serve millions of
households and partner with thousands of
businesses. We are committed to delivering
secure and clean energy as affordably as
possible, maximising the capacity of our
assets and ensuring our customers benefit
from an efficient and reliable network.
We recognise the limited progress across the
business, especially in the US, on customer
satisfaction due to bill increases as well as
delays in connecting to our network. We are
listening to feedback and taking steps to
address these issues where possible.
US customer satisfaction
In 2024/25, 58.4% of our residential and
commercial customers trust us to provide the
advice needed to make good energy
decisions. Perceptions are higher in New York,
61.1%, than New England, 53.9%, but
customers in both regions faced high inflation
and a long, unseasonably cold winter, causing
impacts on affordability and negatively
affecting our customers’ sense of value.
We recognise that we need to do more and
we are committed to raising awareness of
financial assistance and other services that
help manage and save on energy bills. We are
expanding our energy efficiency and outreach
programmes with an increased focus on
mitigating peak period bills, and addressing
the energy burden facing our most vulnerable
customers. We are doing this with expanded
language translation.
This year, following customer feedback, we
have updated our customer-facing mobile app
to improve the way customers can self-serve
and manage their account. Our teams are
dedicated to enhancing business processes,
adopting the latest technology and
undergoing training to drive improvements.
We hope this will make it easier for our
customers to interact with us, and in turn will
help to improve satisfaction and trust.
We have also started to deploy Advanced
Metering Infrastructure (AMI) technology
across New York and Massachusetts, giving
customers greater visibility of their energy use.
Specifically in Massachusetts, 40% of funding
from the new statewide 2025 three-year
energy efficiency plan will focus on
programming, the opt-in implementation of a
residential heat pump rate with lower charges,
deferring recovery of some gas delivery
charges. Further, in September 2025
implementing larger rate discounts for low-
income electric customers.
In New York, we are providing energy bill
credits and funding an initiative to help
overcome barriers that prevent the installation
of energy efficiency improvements. Our latest
multi-year rate plans will be implemented on a
levelised basis to reduce rate volatility to
customers over the duration of the plan.
UK ED customer satisfaction
In UK ED, we have delivered a high level of
customer satisfaction for 2024/25 with a score
of 8.98 out of 10.
We investigate areas of good practice across
our licence areas with the aim of providing
solutions that can be applied across the
business. We continue to undertake customer
service training. We have customer
engagement group forums and have
established mechanisms to learn from the
activities of other distribution network
operators, to help ensure we are making the
right decisions for our customers. We are
confident that these actions will result in year-
on-year improvements and achievement of
our target.
UK ET customer satisfaction
In UK ET, our customer satisfaction score in
2024/25 is 6.5 out of 10. We follow the Quality
of Connections Incentive, which we
anticipated to be challenging this year due to
the rapidly growing connections pipeline and
its impact on connection dates. Despite this
being largely outside of UK ET's direct control,
we have seen an impact in our overall score as
expected. We are working closely with others
across the industry to address the challenges
caused by the current connections pipeline.
As this measure of customer satisfaction
consists of elements, including regulatory
rules, which are outside of our control, we are
also focusing our efforts on where we can
drive value for our customers. For example,
we have looked at how we are servicing the
needs of customers who have established
projects that are delivering against agreed
milestones and are in the development or
delivery stages of work.
As well as focusing on driving value for our
customers, we are enabling broader societal
economic benefits. For example, we are in the
process of delivering a project to connect the
largest EV battery manufacturing facility in the
UK, contributing to almost half of the
projected battery manufacturing capacity
required for the UK automotive sector by the
early 2030s and creating thousands of jobs.
NGV customer satisfaction
NGV has conducted customer satisfaction
surveys (CSAT) across its business units for
the second year, 2024/25, achieving good
scores overall.
Our UK subsea electricity interconnectors
have scored the following: IFA, IFA2 and
Viking, 86%, BritNed, 87% and Nemo, 92%,
while Grain LNG has scored 86%. The US
Northeast scored 8 out of 10, with feedback of
solid communication and cooperative,
competent teams and points of contact.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	51

Our people
UN Sustainable Development Goals
Investing in a
workforce where
all can thrive
Our 31,645 colleagues across the UK and US are the driving
force behind our business. We invest in attracting and retaining a workforce where all feel welcome and able to do their best work.
We support and empower our colleagues so we can play
a pivotal role in delivering net zero while living our values.
We know that to achieve our ambition to deliver net zero,
we need to attract, develop and retain a competent
workforce, which requires comprehensive training
programmes. The physical and mental health of our
workforce is central to everything we do, we aim to
empower our colleagues to prioritise their health and
wellbeing. We will continue to focus on ensuring fair pay
across all our colleagues.

More details on our Responsible Business activities and the stories from across our business can be found on our website nationalgrid.com/responsibility
2024/25 Responsible Business metrics can be found in the Responsible Business data tables on our website

52	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review continued
Our people

We are
Investing in our people
and building the skills
needed to deliver the
clean energy future
Our new talent programmes
continue to grow.
As our workforce increases, we need to
consider the skills needed to deliver on our
clean energy future and help our colleagues
learn and grow with us to tackle the
challenges ahead. Attracting, developing and
retaining a qualified and competent workforce
requires training programmes that are robust,
comprehensive, in line with local regulations
and that create a career path built on safety
and competence.
Our UK graduate scheme follows three
distinct pathways aimed at enhancing
graduates’ capabilities while emphasising
leadership development for our graduate
population. This year we welcomed 161
UK graduates.
In the US, 75 graduates joined our
comprehensive 12-month development
programme which includes a four-week
orientation travelling around our principal
operating locations learning about our
business. The new coaching mechanism we
use called EZRA Focus supports graduates as
they complete their development programmes
and make the key career transition into their
first role.
This is part of our commitment to progress
and retain our early careers talent pipeline. In
the US, we continue to have a strong Gridtern
Programme, welcoming 172 Gridterns on
summer internships in 2024.
Across ET and ED in the UK, our
apprenticeship programme is crucial in
building the country’s workforce of the future,
with young people driving innovation and
progress. This year we have had 276
apprentices start programmes to develop
their skills through practical work and
academic study.
Further details on our development
programmes can be found on our
careers website.
In addition to developing new talent, we offer
development solutions to our colleagues via
external providers such as:
•LinkedIn Learning, with over 9,300 on-
demand development courses available;
•MindGym, an external learning provider
specialising in psychology and behavioural
science;
•Team Effectiveness sessions designed to
foster cohesion and positive collaboration
among teams;
•We have partnered with EZRA which has
built executive coaching for the digital age
– with EZRAx. This virtual coaching
programme empowers our senior leaders
to learn, develop and grow; and
•Digital coaching through BetterUp to
empower growth.
We have also expanded our coaching offer to
include specialist coaching. All leaders and
colleagues have the opportunity to access a
select pool of coaches skilled in supporting
individuals to recognise their unique
contributions and navigate their development,
while at the same time having access to the
wealth of additional resources and support
that BetterUp offers.
We aim to actively identify and develop our
future senior leaders through a variety of
programmes designed specifically for this
purpose:
•Future Leaders Programme
•Managerial Supervisory Training
•Enterprise Leadership Advantage Programme
•Next Generation.
We know that if we are to achieve our
ambition to deliver net zero, we need to
attract, hire and retain people from a wide
array of backgrounds, who have different
experiences and perspectives. We owe it to
our colleagues, customers and stakeholders
to be clear on our stance against
discrimination. Our policy ensures that
individuals identifying as having a disability
receive fair consideration for all vacancies,
with reasonable accommodations and
additional resources provided whenever
feasible. We are dedicated to equal
opportunities in recruitment, training,
promotion and career development for all our
colleagues, including those with disabilities.
We have streamlined our recruitment
processes, investing in HR technology and
implementing a strategic sourcing structure to
drive proactive sourcing, creating a best-in-
industry candidate experience and creating
recruitment practices aimed at helping us
build a strong future workforce.
Currently, 39% of our jobs are filled by internal
promotions and moves, demonstrating our
commitment to growing our colleagues
internally. To deliver the energy transition, we
also need new skills and capabilities, which
means increasing external hiring. We aim to
understand the skills, experience and roles we
will need in the future by using workforce
planning data to map our requirements. We
are working to design strategies that focus on
sourcing and engaging with relevant talent to
search for the right colleagues before we need
them.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	53

We are committed to
A workplace where all
colleagues can thrive
We are continuing to make
progress in providing an inclusive
culture for our colleagues.
We believe strong business results are
enabled by having a workforce with multiple
perspectives and skills, and a culture where
everyone can do their best work. We aspire to
do our part in ensuring that, one day, everyone
sees their place in shaping the energy future in
equal measure.
This year, 16.8% of our management
population are ethnically diverse, a decrease
of 0.8% from 2023/24. Women now comprise
35.5% of our management population.
We have seen year-on-year growth in female
and ethnically diverse new talent. The number
of female hires in new talent programmes has
increased to 32.2%% in 2024/25, from 31.6%
in 2023/24. In addition, ethnically diverse new
talent has risen to 41.2% in 2024/25, from
32.3% in 2023/24.

Gender demographic as at 31 March 2025[1]

Our Board[2]
11
Male 7	Female 4

Male
Female

Senior management[3]
158
Male 95	Female 63

Male
Female

Whole company[3]
31,645
Male 23,932	Female 7,713

Male
Female

1.Companies Act 2006 disclosure. We have included information relating to subsidiary directors, in accordance with the Companies Act 2006 (Strategic Report and Directors’ Report)
Regulations 2013. ‘Senior management’ is defined as those managers who are at the same level as, or one level below, the Group Executive Committee. It also includes those who are
Directors of subsidiaries where we have a majority interest, or who have responsibility for planning, directing or controlling the activities of the Group, or a strategically significant part of the
Group, and are employees of the Group.
2.‘Board’ refers to members as defined on the Company website.
3.In scope are active, permanent employees. Out of scope are non-employees, temporary staff and interns.

We are committed to
Creating an inclusive
culture, where it is safe
to speak up and where
our colleagues’ voices
are heard and
understood by our Group
Executive and Board
Creating an inclusive culture
through awareness and education
remains a priority, particularly
through partnering with our
leadership who are fundamental in
driving our culture.
Our global learning curriculum proactively
invites all people managers to participate in
inclusive educational opportunities.
Our Employee Resource Groups (ERGs) play a
vital role at National Grid. They are open to all
employees, not just those with a particular
characteristic. We are proud that 31% of our
workforce, around 9,725 colleagues, are
members of at least one ERG. ERGs create a
sense of community and promote a culture of
belonging by offering support and
development opportunities to colleagues. We
believe this in turn promotes employee
engagement and performance.
We carry out two annual engagement surveys
to provide the Group Executive and Board
with further insight and understanding of our
culture and engagement.
Throughout the year we were recognised for
numerous industry best practices, including
being named in Times Top 50 Employers for
Gender Equality, Top 25 Organisations driving
Ethnicity Inclusion, 42nd out of the top 75
employers in the 2024 UK Social Mobility
Index (SMI), The Equality 100 Award: Leader in
LGBTQ+ Workplace Equality Distinction by
the Human Rights Campaign Foundation. In
2024 National Grid took part in the Workforce
Disclosure Initiative for the seventh
consecutive year.
We were awarded a disclosure score of 85%
compared to the sector average of 62% with a
special mention for workforce action and value
chain data.
Further details on our culture can be found on
our website.

80%
Employee engagement index in 2024/25

71%
‘Safe to say’ in Grid:Voice in 2024/25

54	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review continued
Our people

We are committed to
Leading the industry on
colleague health and
wellbeing
Our employee wellbeing index is
77%.

Progress to target %	Target: 2030/31
77	81
The physical and mental health of our
workforce is central to everything we do, from
our wellbeing champions to mental health
support. We aim to empower our colleagues
to prioritise their health and wellbeing through
healthy habits and by accessing available
resources when needed through our intranet
site, print communications and presentations.
By doing so, we aim to foster an environment
where everyone can thrive together.
In 2024, we continued to carry out our Thriving
Together health and wellness ambition. We
introduced ‘behavioural aspirations’ to
empower colleagues and leaders to build a
thriving workplace culture. These aspirations
include awareness and utilisation of
supportive resources, role modelling healthy
behaviours, and proactive management of
team health and wellbeing. The Health &
Wellbeing Business Management System
standard has been updated to enhance our
wellness culture. To support our business
units, a standard for musculoskeletal injury
risk management was developed.

Mean gender pay gap 2023/24
1.3%	4.8%
2022/23 1.8%	2022/23 3.6%

Mean ethnicity pay gap 2023/24
-2.9%	3.6%
2022/23 -2.2%	2022/23 2.0%

Mean gender incentive gap 2023/24
-14.4%	-24.4%
2022/23 -1.3%	2022/23 -29.4%

Mean ethnicity incentive gap 2023/24
51.7%	-3.4%
2022/23 55.7%	2022/23 -2.2%

In the US, we experienced increases in Virgin
Pulse wellbeing platform enrolment by
management and union colleagues, by 2%
and 1%, respectively. Enrolment and
engagement foster healthy habits and improve
health. Also in the US, Employee Assistance
Program (EAP) utilisation increased by 16%
since 2023. In the UK, we see a 35% increase
in our Thrive platform engagement, and a 5%
increase in EAP.

We are committed to
Ensuring all colleagues
receive fair and
equitable pay
We are continuing to make
progress on our gender and
ethnicity pay gap.
In the UK, we remain an accredited Living
Wage Foundation employer, which
demonstrates that we go beyond the Living
Wage requirements, voluntarily paying our
trainees the Living Wage. We undertake a
Living Wage review each year to ensure
continued alignment. Our commitment to our
direct colleagues extends to our contractors,
whom we commit to also pay at least
these rates.
In addition to fair pay, we provide a range of
competitive benefits to our colleagues that go
beyond statutory minimums.
In the US, colleagues are paid above the
statutory minimum.
When making remuneration decisions for our
Executive Directors and other senior leaders,
our Remuneration Committee takes account
of the remuneration arrangements and
outcomes for the wider workforce.
We review gender and ethnicity pay gaps
annually and these are reported one year in
arrears in accordance with UK legal
requirements on gender pay gap reporting.
With sustained focus over many years, our
UK base gender pay gap continues to be
minimal and we have also shown progress
with pay and incentive gaps for ethnically
diverse colleagues.
We will continue to focus on ensuring fair pay
across all our colleagues.
Our gender pay gap disclosure can be found

+35%
Thrive Mental Health website engagement in the UK

+16%
EAP utilisation in the US
on our website.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	55

Responsible Business fundamentals
UN Sustainable Development Goals
Operating a
responsible
business
Every day, we safely, securely and reliably connect millions of people to energy, prioritise resilience and operate responsibly.
We aim to continue to deliver on what is expected of us
and to be a compliant and ethical business in everything
we do. We seek to do this by ensuring safe and reliable
operations, living our values, while influencing and
expecting the same of our partners and supply chain.
We invest in technology and governance, monitor
security and risks and advocate for responsible
business practices.

More details on our policies, Responsible Business activities and the stories from across our business can be found on our website nationalgrid.com/responsibility
2024/25 Responsible Business metrics can be found in the Responsible Business data tables on our website
Our Responsible Business fundamentals are the
foundation of our RBC pillars. Within this section,
we cover activities that are essential to operating
our business the right way.

56	National Grid plc Annual Report and Accounts 2024/25
Responsible Business review continued
Responsible Business fundamentals

We are committed to
Safely, reliably and
efficiently connecting
millions of people to the
energy they use
Health and safety
The health and safety of all our colleagues
remains paramount. We require our people to
Stand up for Safety and demonstrate the
company-wide principles of Safe to Say, Safe
Choices, Safe to Stop and Safe to Learn.
We endeavour to mitigate risks and eradicate
injuries to our workforce, supported by our
safety management processes and Group
safety reporting system.
There have been no fatalities in 2024/25.
Lost time injuries (LTIs)
We have recorded a Group lost time injury
frequency rate (LTIFR) of 0.10 this year,
compared to 0.08 in the prior year against our
Group target of 0.10 or less, per 100,000
hours worked (this includes contractors
working on behalf of National Grid). Despite
meeting our Group target, we have seen an
overall increase over the year, primarily driven
by an increase in incidents such as trips, falls
and manual handling injuries.
Injuries to members of the public
This year, there have been two incidents
resulting in injuries to members of the public
which are attributable to our assets, people or
work. These occurred in UK ED and UK ET.
Reliability and resilience
Despite major weather events over the past
year, we have maintained reliability at over
99.9% across our networks. Details per
business unit can be found on page 21.
We are committed to building resilience
through our business continuity programme.
The recent fire at our UK ET North Hyde
substation is currently under investigation,
further details can be found on pages 5
and 25.
Further detail on resilience in our strategy can
be found in our TCFD disclosure on page 59.
Efficiency for our customers
We provide support through initiatives to our
customers to help them to take control,
conserve energy and save on their bills.
In the UK, our transmission network cost
decreased from £24.49 in 2023/24 to £19.23
in 2024/25 (excluding ESO). The contribution
of distribution costs increased from £104.01
to £132.18.
In the US, our total average electric customer
bill across our jurisdictions in 2024/25 has
increased since last year to $1,975.38,
$1,396.68 for low income customers.
Our total average gas customer bill across our
jurisdictions in 2024/25 has also increased to
$1,663.34, $954.49 for low income customers.
We recognise the need for further support in
the US, particularly for customers facing
higher energy bills and are raising awareness
of financial assistance and services to help
manage and save on energy bills, more of
which are detailed on page 50.
Further information on how we operate safely
and efficiently can be found on page 17.

We are committed to
Influencing our supply
chain to operate
responsibly
Suppliers must adhere to our Supplier Code of
Conduct which includes commitments to the
real Living Wage, compliance with the Conflict
Minerals Rule and the establishment of
environmental strategies and targets.
We are providing greater transparency and
accessibility in our sourcing system through
our new procurement sustainability tool.
Aligned to the Global Industry Classification
Standards (GICS) and National Grid’s
Category Tree, the tool triggers a sustainability
heatmap by pulling out bespoke questions to
embed into sourcing events.
We are a partner of the Supply Chain
Sustainability School in both the UK and US,
enhancing the skills of our priority suppliers.
We have also partnered with the Sustainable
Supply Chain Alliance (SSCA), which consists
of utilities and suppliers and aims to promote
sustainability best practices.

We are
Fair to our suppliers and
are committed to paying
them promptly
We recognise that timely payment is crucial
for the financial health and operational stability
of our suppliers. We adhere to the agreed
payment terms set out in contracts or
purchase orders and our finance team works
diligently to ensure that all invoices are
processed efficiently.
In the UK, we are a signatory of the Prompt
Payment Code and we also encourage our
suppliers to adopt the principles of this code.

We are committed to
Delivering against our
Human Rights Policy
Human rights are integral to our Code of
Ethics. This maintains our reputation as an
ethical company that stakeholders want to do
business with and colleagues want to
work for.
We have a separate Human Rights Policy to
hold ourselves accountable to respect the
rights of our workforce, our value chain and
those impacted by our operations while
providing a safe, secure and inclusive work
environment. We also publish an annual
Modern Slavery Statement, outlining our
approach to mitigating the risk of modern
slavery in our business and supply chain.
Further details of our human rights and
modern slavery disclosures can be found on
page 277. Details of these policies can be
found in our Responsible Business reporting
centre on our website.

We are committed to
Being a compliant and
ethical business in
everything we do
We are committed to maintaining high
standards of compliance and ethical conduct.
We have established rigorous internal incident
categories and associated reporting to drive
the right behaviour, identify and monitor
themes and trends, and facilitate learning.
A breach of the Code of Ethics can have
different outcomes depending on the severity
and detrimental impact to people and our
organisation and may result in disciplinary
actions up to and including dismissal, in line
with our disciplinary procedures.
Following the implementation of the Workers
Protection Act 2024, we have reviewed and
updated our Respect at Work policy,
Grievance policy, Code of Ethics and Supplier
Code of Conduct to ensure sexual harassment
in the workplace is included. Communications
across the business have taken place to
highlight our expectations and how colleagues
can ‘speak up’ and report concerns.
We have a communication and training
programme which aims to promote a strong
ethical culture and is backed by mandatory
e-learning for colleagues to understand and
apply our Code of Ethics. We have a
zero-tolerance stance on fraud, bribery and
corruption of any kind and we regard the
potential for bribery and corruption as a
significant risk to the business. We have
established policies and governance in place
that set and monitor our approach to
preventing financial crimes, fraud, bribery and
corruption, including our Code of Ethics.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	57

To ensure compliance with the UK Bribery Act
2010 and other relevant legislation, we
undertake a fraud and bribery risk assessment
across the Company on an annual basis. This
identifies higher-risk areas such as system
access controls, supplier fraud and potential
conflicts of interest. We make sure adequate
policies – such as our Anti-Financial Crimes
Policy, which applies to all colleagues and
those working on our behalf – and procedures
are in place to address them.
Ethics, compliance and business conduct is
discussed quarterly at the Ethics, Risk &
Compliance Committee (ERCC) and twice a
year at Audit & Risk Committee. Serious
issues that meet our escalation criteria are
reported in line with our escalation process
through the Chief Legal Officer & Chief
Compliance Officer, Audit & Risk Committee
and the Board as appropriate. All cases are
investigated promptly and, where appropriate,
acted upon, including ensuring any lessons
learnt are communicated across the business.
Whistleblowing
We operate confidential internal and external
‘Speak-up’ helplines that are always available,
in all the regions where we operate for
individuals to raise concerns about breaches
of the Code of Ethics. This is supported by our
‘Speak-up’ policy which sets out how we will
protect anonymity, support and protect
whistleblowers and our zero-tolerance
approach towards any form of retaliation.
Whistleblowing is regularly discussed in the
ERCC locally and at the Audit & Risk
Committee at Group level, as per page 112.
Artificial intelligence
We use artificial intelligence (AI) to solve
problems and gain insights for ourselves, our
customers, society, and the environment. We
recognise the importance of developing and
using AI in a responsible manner. Our BMS
Data Standard is reinforced by dedicated
Responsible AI policy and controls, due
diligence assessments of both ourselves and
external partners, and an AI Governance
Council. We continually review and update our
approach in line with regulatory, sustainability,
and technological advancements.

We are committed to
Investing in developing
technologies and
innovations
National Grid Partners (NGP) has invested
c. $500 million in new technology companies
since its creation in 2018.
This year, investments have ranged from
carbon capture technology, dynamic line
rating technology and superconducting power
lines, to AI systems and design software.
Further details on technological change can
be found on page 13.
Find out more about our innovative projects
and investments on our NGP website
ngpartners.com/portfolio.

We continue to
Ensure we have
appropriate governance
in place to deliver on our
Responsible Business
commitments
With the support of our Board and five sub-
committees we are provided with strategic
direction and structure to deliver sustainable
shareholder value.
For further information on the Board and
Committees please refer to pages 98 – 120.

We are
Ensuring security and
risks, cyber and physical,
are appropriately
monitored
We are prioritising cyber security, data
protection and responsible AI through the
implementation of effective solutions which
manage vulnerabilities, ensure compliance
with regulatory requirements, and fulfil
reporting obligations. We enforce data
protection controls to comply with relevant
privacy laws and standards, such as use of
strong passwords, regular software updates
and providing colleague training on
best practices.
To minimise security incidents, protect
customer data and ensure the ethical use of
AI, we keep up to date with the latest trends
and technologies, collaborate with industry
and government, and share information and
best practices.
Please see our Operational Principal Risk on
page 38 for further information.

We are committed to
Working with
stakeholders and the
wider industry to
promote Responsible
Business topics and
advocate for action
Details on stakeholder engagement at
National Grid can be found on pages 22 – 24.
International engagement
At COP29 in November 2024, we partnered
with the UK Government, We Mean Business
Coalition and Climate Action, among other
UK, US and international organisations, to
participate in 64 organised events and
countless discussions regarding the
energy transition.
Our focus was on sharing knowledge and
ideas to develop reliable and clean power
systems, discussing challenges and
opportunities on supply chains, and
demonstrating the important role innovation
can play in optimising our infrastructure.
As part of our wider international engagement
this year, we shared our expertise in managing
energy networks with intermittent renewable
energy and collaborated with other countries
through initiatives such as the Green Grids
Initiative, the Energy Transition Council and
Mission Innovation. Over the last year we have
shared knowledge and experiences directly
with 10 countries, including China, Vietnam
and Singapore, to support the energy
transition internationally. This year, we were
also a major participant in New York Climate
Week and London Climate Action Week.
Responsible political lobbying
National Grid is committed to responsible
lobbying and engagement with our elected
leaders across all jurisdictions in which we
operate. We engage in a manner appropriate
to the jurisdiction, despite variations in
lobbying definitions across these geographies.
Our lobbying and engagement is aligned with
the 1.5ºC global warming ambition of the
Paris Agreement.
We have global corporate policies on political
contributions, responsible political lobbying,
employment of former public officials and
secondment of employees into public bodies,
all accessible on our website. Our guidelines
include clear principles, an integrated
management approach and Board
accountability and oversight.
Full details of our political donations and
expenditure can be found on page 278.
Trade associations
We are a member of various trade
associations where we share our knowledge,
expertise and insight to inform the work of
respective bodies.
We conducted a trade association review in
March 2024 where we reviewed the alignment
of our 35 trade associations across the UK,
US and Europe with key criteria, as well as
setting out National Grid’s involvement and
relationship with each organisation.
Full details on our trade association review
can be found on our website.

58	National Grid plc Annual Report and Accounts 2024/25
Responsible business review continued

Transparent reporting

Transparent and public reporting is an integral
part of being a responsible business. We
remain committed to reporting our activities,
commitments, and performance in a
transparent manner, including our
sustainability data and performance.
Our approach
To determine which responsible business
issues are important to our business and
essential for us to embed in our strategy, we
undertook a double materiality assessment in
2022. We identified six topics that encompass
the most significant aspects for our business
and align with the concerns of our
stakeholders. These focus areas represent
opportunities for us to make a positive impact
on pressing societal challenges, including
those outlined in the UN Sustainable
Development Goals (UN SDGs). There are four
key SDGs that link to our commitments; SDG
5, 7, 8 and 13.
Further details on our material topics and most
recent double materiality assessment, as well
as our work against the UN SDGs can be
found on our website.
We recognise the need to adapt to changes
and remain proactive in addressing emerging
challenges and opportunities. We are
committed to continuously evolving our
approach and striving for improvement to
maintain robust performance on
Responsible Business.
How we assess performance
Responsible Business is conducted in
accordance with widely recognised standards
and frameworks.
Our performance and disclosures undergo
evaluation by reputable sustainability indices
and external organisations. This external
evaluation provides valuable insights and helps
us assess our sustainability performance
against industry benchmarks and expectations.
2024/25 Responsible Business
performance rating
The Directors are responsible for reporting our
Responsible Business (RB) data as at 31
March 2025, in accordance with the reporting
criteria as set out in Our Reporting
Methodology document. Our key RBC and
performance metrics are detailed in this
section, while the complete set of metrics
can be found in our Responsible Business
data tables.
Scope of Responsible Business
reporting
Our Responsible Business reporting covers
our Group. Our businesses report in line with
the financial year (1 April – 31 March), and our
Responsible Business metrics have been
calculated on this basis, unless stated
otherwise. All metrics include the results of the
Company and its wholly owned subsidiaries.
Joint ventures that do not fall under National
Grid’s operational control have been excluded
from this report. The main changes to our
operations over the past two years include:
•Viking Link (VL), our subsea interconnector
linking the electricity systems of the UK and
Denmark, became operational in December
2023. We included VL in our 'Interconnector
capacity' metric for 2023/24, as it was
operational by 31 March. It was not
included in some other RB metrics in
2023/24 due to it being non-operational for
the majority of the period; however, 2024/25
will be the first period in which VL will
be included in all relevant RB
performance metrics.
•On 1 October 2024, the National Energy
System Operator (NESO), was launched
under UK Government ownership following
separation of ESO and National Grid. For
2024/25 full year reporting, ESO RB data is
excluded as per our reporting methodology.
•In May 2024 we announced our intention to
sell our National Grid Renewables and Grain
LNG businesses. In line with our RB
reporting methodology for disposals, these
operations continue to be included within
our RB metrics and will be removed from
our reporting from the start of the reporting
year that they leave the Group.
For further details please refer to our Our
Reporting Methodology document.
Reporting centre
Beyond our Responsible Business review and
TCFD statement in this report we also
produce supplementary reports aligning to
established sustainability reporting standards:
•Responsible Business data tables
•EU Taxonomy
•Green Financing Report
•SASB
•GRI
Our Responsible Business reporting centre
consolidates our suite of documents, policies
and our commitment to reporting.

For more information visit our Responsible Business Reporting Centre at nationalgrid.com/ responsibility

Strategic Report	Corporate Governance	Financial Statements	Additional Information	59
Task Force on Climate-related Financial Disclosures (TCFD)
Understanding
the potential
impacts of climate
change
At National Grid, we recognise that addressing climate change is the defining challenge of the 21st century and the energy transition is accelerating at pace. Our networks and operations are crucial to transforming the energy system in the jurisdictions where we operate. We are supportive of the Paris Agreement’s long-term goal to keep the rise in global average temperature by 2100 to well below 2ºC above pre-industrial levels, and to pursue efforts to limit the increase to 1.5ºC.
We have supported the recommendations of the TCFD since its initial publication. The framework helps us understand the impact of climate change on our operations and has benefited us directly by: shaping our governance structure to effectively oversee risks and opportunities;
aligning our business strategy to identify and seize transitional opportunities, including our significant step up in asset growth;
developing values of sustainability in our corporate culture; and
embedding climate change into our risk management framework, which has engaged our lines of defence to manage the
associated risks.
We fully comply with FCA Listing Rule 6.6.6(8)R and align our climate-
related financial disclosures with the TCFD's four pillars - governance, strategy, risk management, and metrics and targets, with 11
recommended disclosures under these pillars. Additionally, we meet the climate-related financial disclosure requirements outlined in sections 414CA and 414CB of the Companies Act 2006.
We published our second CTP in May 2024, which sets
out the strategic action plans and mechanisms to
realise our net zero commitments.

60	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued
01 Governance
The Board sets and leads the Group’s climate-related strategy and goals and has oversight of the climate-related risks and opportunities.
National Grid has five strategic priorities, as set out on pages 14-15, one of which is to enable the energy transition for all. Responding to climate change and the transition to net zero is therefore at the heart of our strategy. The Board delegates elements of its responsibility to its various Committees, although retains ultimate responsibility in setting the Group’s climate-related strategy and goals.
Members of the Board bring a variety of skills and experience, including expertise in delivering sustainability and climate change strategies. Its members have the requisite expertise in climate change and
sustainability to effectively support the Group's strategy. This determination is based on an evaluation of their background and experience, particularly in the energy sector, executive roles, and expertise in sustainability and climate change, including related risks and opportunities. Specifically, several Board members, including
Martha Wyrsch and Earl Shipp, have relevant experience in these areas. Martha brings extensive knowledge and experience around climate-related issues through her previous experience as CEO of a major international gas transmission business and in leading the growth and development of the renewable energy business of Vestas in the
US. Earl Shipp, Chair of the Safety & Sustainability Committee, through his extensive career in the chemicals industry and his experience as a member of the U.S. Federal Reserves Energy Advisory Committee,
brings to the Board knowledge of environmental, sustainability and climate-related issues. Other Board members including Jonathan Silver and Anne Robinson bring additional climate-related experience from previous roles. See pages 99-102 for information on the individual experience of Board members and page 111 for the specific skills attributed to the Board, including sustainability and climate change.
The Board received four updates from the Chair of the Safety &
Sustainability Committee in the year to provide an overview of matters discussed at its Committee meetings, including progress against goals and targets addressing climate-related issues. The Board receives a
Chief Executive and business update report at each meeting which includes quarterly reporting of climate change metrics such as GHG emission performance versus targets.
The Safety & Sustainability Committee met four times during the financial year where it discussed climate-related risks and
opportunities. In addition to these formal meetings, a regular dialogue was maintained between the members of the Committee and senior management to enact the Group’s climate-related strategy.
For more details visit our
Climate Transition plan
In 2023/24 the Safety & Sustainability Committee took into
consideration the adoption of 1.5°C aligned near-term science-based targets and the 2040 net zero target date recommended by the SBTi, considering the potential effect of the targets on near and long-term strategy and all stakeholders. After taking into consideration the lack of a SBTi gas sector specific pathway and the requirement for companies classed as electric utilities to be net zero by 2040, it was agreed that the Group was unable to align to the SBTi long-term net zero standard.
The Committee agreed the updated near-term science-based targets and a longer-term target to reach net zero by 2050, these targets were reflected in the Group’s second CTP which was recommended to the
Board and approved by 99% of shareholders at the July 2024 AGM.
In July 2024, a workforce engagement session with members of the sustainability team took place where they discussed the Group’s climate transition plan and external reporting approach.
In September 2024, the Safety & Sustainability Committee and the
Audit & Risk Committee held a joint session to review progress on the
Group’s sustainability reporting and disclosure strategy, including plans for future reasonable assurance of Scope 1 and 2 GHG emissions reporting.
The Board considered climate-related themes across several sessions at its strategy focused offsite in February 2025, including considering the Group scenarios which looked at the Groups’s pathway to
achieving its strategic priorities and consideration of the pathway to net zero and associated climate-related targets. The People & Governance
Committee reviewed the composition of the Board and its committees in the year, applying a Board skills matrix to ensure there is an appropriate balance of skills and competencies, including climate change matters (see page 111).
In February 2025, the Audit & Risk Committee, in carrying out its risk oversight duties, undertook a risk deep dive session on climate change mitigation to understand its impact on the Group’s strategy.
The remit of the Board and its Committees under our governance framework, as well as the number of times they meet and the climate-
related issues that were discussed through the year, are set out on pages 96-121. Terms of Reference for the Board and its Committees
are available on our website nationalgrid.com/about-us/corporate-
information/corporate-governance.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	61

Board level

Safety & Sustainability Committee (four scheduled meetings in 2024/25)	Audit & Risk Committee (five scheduled meetings in 2024/25)	Remuneration Committee (four scheduled meetings in 2024/25)	People & Governance Committee (three scheduled meetings in 2024/25)	Finance Committee (three scheduled meetings in 2024/25)
Responsible for
assessing and monitoring
our environmental
sustainability strategy and
performance, overseeing
progress against our net
zero aims and
considering potential
climate change risks and
opportunities.
Oversight of our Responsible Business performance reporting, TCFD disclosures and reporting in line with leading ESG frameworks and the progress of our ESG control and assurance framework.
Considers and approves
whether and how ESG
targets, including
reductions in the Group’s
direct Scope 1 emissions
and the enablement of a
net zero transition (Scope
2 and 3 emissions and
strategic initiatives) are
incorporated into our
incentive arrangements.
			Is updated on the leadership skills and capabilities needed in the business to deliver our net zero ambitions and set the strategy for attraction and retention.	Considers the financial impact of climate factors on our credit metrics and relevant considerations with regards to debt and equity investors, pension and insurance strategy.

	Informing		Reporting
Executive level

Safety, Health & Sustainability Committee	Reputation & Stakeholder Management Executive Committee	Ethics, Risk & Compliance Committee	Policy & Regulation Committee	Investment Committee
Reviews and manages Group-wide environment tracking/monitoring and the related decisions.	Assesses the broader external context and provides strategic oversight for external engagement, including climate.	Oversees the implementation of the Group’s risk management and compliance framework and assessment of climate- related principal risks.	Agrees and provides strategic oversight of the Group’s climate-related public policy priorities and positions.	Has delegated authority to improve investment decisions, including and not limited to those related to ASTI and NY upstate upgrades and acquisition and divestment decisions.

	Informing		Reporting
Management level

Sustainability Steering Group	ESG Steering Group	Sustainability Implementation Group	Business unit Green Financing Committees	Finance ESG and Group Sustainability teams
Provides oversight of the integration of Responsible Business into National Grid.	Provides strategic oversight and alignment on ESG activities, including climate.	Ensures that our RBC commitments and principles are executed and implemented consistently across the Group.	Provides governance of green financing.	These teams develop the Group's sustainability reporting strategy, ensuring credible and reliable data, including TCFD disclosures.

	Informing		Reporting
Business unit level
Supports the implementation of the Group’s Responsible Business Charter, our CTP and climate change risks and opportunities.

62	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued
Management’s role
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
Sustainability-focused roles are embedded across the Group to ensure that in addition to the top-down focus, there is also a bottom-up approach to addressing climate-related issues.
Our Chief Sustainability Officer heads a team of subject matter experts who lead the implementation of the RBC across the Group by working closely with business units to ensure their strategy and operations align with our decarbonisation and climate resilience targets. The
Sustainability and Strategy team sets the Group’s sustainability strategy, modelling potential climate scenarios and developing glidepaths that align to GHG emission reduction targets. In addition, they refreshed and published the Group’s second CTP in 2024 which incorporates the Group’s SBTi targets and seeks to better align with the framework prescribed by the UK’s Transition Plan Taskforce (TPT)
published in October 2023 and the sector guidance published in
November 2023.
Additionally, the team leads the Supply Chain Climate Strategy Steering
Group, which brings together SMEs across the business units,
Procurement and Finance to provide oversight and progress against our sustainable supply chain objectives, including reporting improvements, decarbonisation levers and supplier engagement.
Climate adaption and mitigation activities to address our physical risks are embedded into our core business processes. The Chief Engineer’s
Office leads the development of climate adaptation frameworks across the Group to ensure there is a consistent approach to assess the vulnerability of our energy assets and to guide strategic investment planning to ensure network resilience. Further delegation is given to our core operational businesses, including business unit Presidents who are accountable for delivering the net zero roadmaps for their businesses. Corporate Affairs, Group Finance, Sustainability, Safety &
Health and People teams support the businesses in achieving their net zero pathways.
The Group Finance function continues to build out its sustainability capabilities through its ESG Centre of Excellence (CoE), Investor
Relations and Group Treasury teams. The ESG CoE team are
responsible for setting the Group sustainability voluntary and mandatory reporting strategy and ensuring credible and reliable internal and external reporting of sustainability data, tracking the Group’s GHG metrics against our targets, developing controls for Scope 1 and 2
GHG emissions, managing external assurance and coordinating ESG rating agency submissions.
The Investor Relations and Treasury teams are responsible for attracting green investment and engaging with debt and equity investors to articulate our climate strategy and how we are managing our climate-related risks and opportunities and engaging with, and supporting, suppliers on their decarbonisation journey. In June, we successfully completed the £7 billion equity raise, one of the largest ever Rights Issues by a UK listed company, underpinning our
commitment to deliver our five-year, c.£60 billion investment plan at pace.
How management is informed about
climate-related issues
Climate-related issues are flagged via the Enterprise Risk Management
(ERM) process described in the Risk section and as set out on pages
34-41. Through our Enterprise Performance Management (EPM)
framework, we complete monthly business review processes where more granular targets are embedded in business unit performance contracts. In addition, we engage in regular discussions with regulators, policymakers and other key stakeholders, which helps inform
management on key horizon risks.
Other relevant forums
We outline the key Group Executive Committees responsible for monitoring and driving our sustainability performance and managing climate-specific risks and opportunities. Our key management committees are described in more detail below.
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
The business unit Green Financing Committees, chaired by the Group
Treasurer, provide governance over our Green Financing Programme that aims to attract funding for the capital investments required to deliver our transition plan. They also approve the publication of our
Green Financing Report, which provides an analysis of how we utilised the proceeds from our portfolio of green bonds and their environmental impact. This year the Group issued a ~€1.5 billion green bond and has published a revised Green Financing Framework to incorporate the latest best practice and standards.
Engaging on policy interventions
Advocating for policy changes to enable the energy transition is crucial in fulfilling our net zero commitment, as it establishes the necessary structures and circumstances for reducing emissions and enabling more ambitious action towards a secure, affordable and clean energy future. Over the course of the year we have worked closely with policymakers to navigate the energy transition and leveraged our expertise in energy delivery systems to engage on the goals and political interventions of the jurisdictions in which we operate. A key part of making this a fair transition is the role we play in facilitating the wider decarbonisation of the economy. We believe the role of energy networks is vital to enable the transition to a clean energy future. For more details see our Principles for a Fair Transition document on our website.

See page 57 for more details on international engagement, responsible political lobbying and trade associations

Strategic Report	Corporate Governance	Financial Statements	Additional Information	63

02 Strategy
Our efforts to understand climate-related risks and opportunities inform our strategic decisions, including our announcement last year to refocus on energy networks and drive unprecedented levels of investment.
We are well positioned to take advantage of the significant growth opportunities from the transition to net zero, by enabling the transportation and distribution of clean energy to homes and businesses in the regions where we operate. This requires a
fundamental upgrade of our electricity and gas networks at a pace and scale not seen for several decades. We are delivering these upgrades today across all our jurisdictions.
We are also well prepared to mitigate the physical and transition risks associated with climate change. We use scenario planning to explore distinct possible futures, illuminating the opportunities and risks for us in each. This allows us to test the robustness of our business strategy to a range of potential outcomes and prepare for likely impacts on our business.
In this section, we summarise how we are capitalising on the main climate-related opportunity facing our business: the growth in electricity networks required to support the transition to net zero. We then outline how we use scenario modelling to assess climate-related risks and opportunities, providing a summary of our core scenarios. In the following section, we take a more detailed look at our risks and opportunities.
Investing to enable the transition to net zero
We continue to focus our business on electricity, with nearly 80% of
Group assets expected to be electric by 2029. In September 2024, we completed the sale of the remaining 20% equity interest in UK Gas
Transmission and Metering business, and in October 2024 we
completed the sale of the UK Electricity System Operator to
the Government.
In May 2024 we announced our intention to sell Grain LNG, our UK
LNG asset, and in February 2025 we announced the sale of National
Grid Renewables, our US onshore renewables business, to streamline our focus on networks. The National Grid Renewables sale is expected to finalise in the first half of the financial year ending 31 March 2026, subject to required consents and regulatory approvals.
Our five-year financial framework, forecasts c.£60 billion of investment across our energy networks and adjacent businesses in both the UK and US. Of this, £51 billion is directly linked to the decarbonisation of energy networks and is aligned with the principles of the EU Taxonomy for climate change adaptation and mitigation. Our investment across the Group is expecting to grow our asset base by around 10% per year through to 2028/29, focused in our regulated businesses.
In the UK we are leading the largest overhaul of the electricity grid in a generation. We submitted our Electricity Transmission business plan for the RIIO-T3 period from 2026 to 2031 in December 2024. This includes up to £35 billion of investment in expanding network capacity, connecting customers, and ensuring the health and resilience of the network. Our plan is also designed to adapt to an accelerated pathway in line with the Government’s Clean Power 2030 ambition. We are clear that success will be dependent on Government and Ofgem taking bold action on community acceptance and planning consent, reform of customer connections and development of supply chain skills.
Our UK ED business is investing £6.7 billion during the ED2 period from
2023 to 2028 to ensure the readiness of the electricity network to unlock the potential for them to decarbonise further and faster.
This includes asset replacement, network reinforcement, new
connections, facilitating infrastructure for heat pumps, electric vehicles and generation.
In the US, well-developed energy transition scenarios have enabled us to submit credible rate case filings outlining the investments needed to deliver the energy transition. In New England, we submitted our Electric
Sector Modernization Plan, outlining the critical investments needed in the electricity distribution system over the next five years of $2 billion.
The proposed investments in the Future Grid Plan align with feedback from customers and communities as part of an extensive engagement process in advance of this submission.
As part of our five-year capital investment framework to 2028/29 we expect to invest around £17 billion and £11 billion in our New York and
New England regulated businesses respectively. In New York, we are making significant progress on the $4 billion upstate upgrade programme, which includes modernising the grid to meet the
increasing demand for more reliable and renewable energy sources.
We are also building support for the use of alternatives to geological natural gas in our gas network. These activities further enhance our role in delivering the energy transition, while helping to ensure energy security and sustainable affordability in the regions we operate in.
Our NGV business has planned capital investment of around £1 billion out to 2028/29, including the necessary maintenance investment across our operational interconnectors. In December 2023, our newest interconnector, Viking Link, became operational. This addition brings our total portfolio of six interconnectors to 7.8 GW of capacity, representing approximately 80% of the UK interconnector market.
In seeking to achieve our net zero target and support decarbonisation, we will leverage our strong financial position and investment-grade credit ratings to finance key investments for net zero energy distribution. Following the successful £7 billion Rights Issue in 2024/25, our balance sheet, backed by valuable assets and strong credit ratings, is flexible and well positioned for growth. We secure funding through borrowing and shareholder investments, adhering to regulatory rules, and closely monitor the financial health of our UK and US operations to maintain appropriate gearing ratios.
As we embark on a new growth phase, we have refined our strategy to focus on networks that will enable economic growth and the transition to net zero. Our updated strategic priorities support our CTP. Within our
CTP we have identified necessary policy and regulatory support for future investments aimed at decarbonising the energy sector and reducing our emissions. Achieving our emissions reduction goals will be challenging without backing from policymakers and regulators. For our performance details against the CTP (refer to pages 44-47).

64	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued
Scenario modelling
We use transition and physical scenario modelling to test how robust our Group strategy is to a range of possible futures out to 2050. We also look at the implications of our Group scenarios for our approach to sustainability and our climate target commitments. In relation to our climate targets, our CTP aligns to a 1.5°C scenario.
Transition scenario modelling
Our transition scenarios are tailored to the business environments in the
UK and the US. They encompass a range of energy transition
outcomes to 2050. Our ‘Delayed’ scenario represents a world with higher warming levels, where governments, industry and consumers do not pursue the transition at pace. Our ‘Balanced Pathway’ scenario sees approximately 2°C of warming, with the energy transition progressing at pace but supply chain, policy and cost challenges preventing our jurisdictions from hitting targets.
Our ‘Electric Net Zero’ scenario sees governments and industry prioritise achieving decarbonisation goals through supportive policies and regulatory reforms, achieving net zero by 2050. The main change from last year is the inclusion of the 'Balanced Pathway 2°C' instead of a second 1.5°C pathway. The 2024 UNEP Emissions Gap Report,
which concludes that current Nationally Determined Contributions will lead to a 2.6-2.8°C rise this century, underscores our belief that a 2°C pathway is becoming more likely.
We continually monitor changes in the external environment and update the scenarios as part of our normal risk management process.
There are limitations to the scope of our modelling, for example, available data across other sectors. We use a wide range of resources and compare our results with external scenarios to mitigate this. While our scenarios are not intended to be predictions of likely future events, they inform our understanding of possible risks and opportunities arising from climate change.
These scenarios, along with our strategic planning and risk
management approaches, guide us in the identification of material climate-related risks and opportunities as set out on pages 70 – 74.
Transition scenario descriptions, assumptions and inputs (Climate change by 2100 vs. pre-industrial levels (approximate))

	Delayed 2-4°C	Balanced Pathway 2°C	Electric Net Zero 1.5°C
Description	•Represents a world where governments, industry and consumers do not pursue the transition at pace, meaning our jurisdictions miss climate targets.	•Energy transition drives forward at pace, but ongoing supply chain challenges, policy implementation delays, and short-term financial concerns mean our jurisdictions narrowly miss targets.	•Governments prioritise the achievement of decarbonisation goals through supportive policies and regulatory reforms, new load is met through clean power sources.
UK assumptions
•Decarbonisation progresses but is
insufficient to meet net zero in 2050.
•Resource nationalism disrupts
established trade flows.
•Supply chain disruptions and higher
material prices.
•Policy delays.
•Wind and solar deployment
continue very slowly with difficult
supply chains and limited
Government support.
•Gas heating dominates, with low
uptake of heat pumps as policies
have limited impact.
•Electric vehicle (EV) uptake
stagnates due to cost.
•Load growth is met by thermal
generation staying online longer.
•Reduced opportunities for further
interconnection growth beyond
what is in the pipeline.

•Decarbonisation progresses but just falls short
of 2030 and 2035 targets.
•Total energy consumption reduces 25% by
2050.
•Electricity demand doubles by 2050, mainly
because of electrification of heat and
transport, green hydrogen production and
data centre expansion.
•Wind capacity targets missed by five years.
•Heat pump growth restricted to new build
houses. Current houses converting off gas
heating continues at current rates.
•EVs continues to grow at the current rate with
the Zero Emissions Vehicles mandate in place.
•Gas for power sector still has a role to play in
the 2030s beyond the maximum 5% of power
generation targeted in CP2030.
•Interconnector projects progress at pace.

•Achieves net zero power system by 2035 and
economy-wide net zero by 2050.
•Energy consumption reduces >30% by 2050,
as more efficient electric technology replaces
combustion technology.
•Electricity demand increases 2.2x fold by
2050.
•Near-complete electrification of demand
sectors such as heat and transport supported
by strong renewable expansion with
distributed flexibility, storage, interconnection
and some abated gas capacity providing
dispatchable supply.
•Heat pumps mandated in existing homes as
well as sufficient subsidy to support wide-
spread adoption.
•Widespread EV adoption as policies achieve
targets.
•Increased collaboration and coordination
results in faster adoption of offshore hybrid
assets and overall increased interconnectors.

US assumptions
•Achieves ~60% reduction in energy
sector emission from 1990 levels.
•State subsidies are scaled back,
resulting in low uptake of heat
pumps.
•EV adoption stagnates in the near
term driven by fewer federal
incentives, although picks up based
on cost in the 2030s.
•No offshore wind added beyond
what is fully permitted and currently
under construction.
•Some large onshore renewables are
added each decade as states
continue to pursue renewable
targets but a delayed pace.

•Achieves ~70% reduction in energy emission
sector vs 95% reduction target by 2050.
•Heat pump adoption increases steadily as
costs fall, capturing 50% of heat demand by
2050.
•Slow adoption of EVs through the 2030s after
Federal incentives end in 2025, with full
competitiveness and growth upswing by 2035.
•No new fossil units or major enhancements to
existing plant.
•Offshore wind stalls through 2035, then
existing lease areas are gradually built out
driven by energy needs, given no politically
viable alternatives.
•Onshore renewables deployment increases
steadily but roughly 10 years behind stated
policy goals.

•Core energy sectors including road transport,
buildings and electricity achieve ~96%
reduction in line with state targets.
•Nearly complete electrification of heat
demand.
•Widespread EV adoption in line with policy
targets.
•Offshore wind picks up in the 2030s becoming
the leading source of electricity generation in
the region.
•Onshore renewables deployment continues to
meet the net zero goals.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	65

Transition scenario outputs

		UK	US NY	US MA
Annual electricity demand, TWh	Delayed 2-4°C
Balanced pathway 2°C
Electric Net Zero 1.5°C
Number of residential heat pumps, millions	Delayed 2-4°C
Balanced pathway 2°C
Electric Net Zero 1.5°C

2024	2035	2050	Note: NY refers to New York State, MA to Massachusetts. 2023 numbers added for heat pumps in NY as 2024 data is not yet available.

		US NY			US MA
		2024	2035	2050	2024	2035	2050
Annual natural gas demand, MMBTU	Delayed 2–4°C	826m	842m (+1.9%)	761m (-7.9%)	270m	284m (+5.2%)	288m (+6.7%)
	Balanced Pathway 2°C	826m	820m (-0.7%)	504m (-39.0%)	270m	276m (+2.2%)	176m (-38.8%)
	Electric Net Zero 1.5°C	826m	477m (-42.3%)	44m (-94.7%)	270m	157m (-41.9%)	23m (-91.5%)
Note: Using 2023 data to estimate 2024 natural gas demand in New York and Massachusetts, as 2024 data is not yet available. Percentages shown depict the percentage change in demand vs
2024.

		UK (2024: 4% of car fleet)	US NY (2024: 2% of car fleet)	US MA (2024: 2% of car fleet)
Number of passenger EVs, millions	Delayed 2–4°C
		93% of car fleet by 2050	73% of car fleet by 2050	73% of car fleet by 2050
Balanced Pathway 2°C
		99% of car fleet by 2050	73% of car fleet by 2050	73% of car fleet by 2050
Electric Net Zero 1.5°C
		100% of car fleet by 2050	99% of car fleet by 2050	99% of car fleet by 2050

2024	2035	2050

		UK	US NY	US MA
Total renewable generation, TWh	Delayed 2–4°C
Balanced Pathway 2°C
Electric Net Zero 1.5°C

2024	2035	2050

66	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued
Changes since last year
This year, we have replaced our ‘Hybrid Net Zero’ scenario (a 1.5°C and net zero by 2050-aligned pathway, alongside Electric Net Zero), with our ‘Balanced Pathway’, where the energy transition progresses but falls short of government targets and net zero by 2050.
We now see a 1.5°C trajectory as less likely than in previous years.
Our updated set of scenarios present a wider range of energy transition outcomes. They reflect governments in the areas we serve seeing economic growth and affordability as key priorities. In some cases they must manage tensions or trade-offs with the short-term costs of the transition.
We have retained our ‘Delayed’ and ‘Electric Net Zero’ Scenarios, updating them with new inputs to reflect the latest market, technology and policy trends and settings.
Transition scenario insights
We test the resilience of our business strategy against our transition scenarios, focusing our transition risks on the scenarios associated with lower temperature rises. The transition impact on the Group is most significant in scenarios resulting in a lower degree of warming given the increased action required. The following five transition insights are therefore most relevant to a 1.5°C scenario. As expected, these remain largely consistent with our headline insights from the previous year:
1. Achieving energy transition targets depends on effective
reforms to drive clean power deployment and policies that
incentivise consumer uptake of low carbon technologies
Policy settings and interventions will be a key enabler of the transition.
Our ability to meet our own net zero commitments relies on these.
Without adequate policy supports, for example sufficient Contract for
Difference (CfD) budgets for renewables or consumer incentives for heat pump uptake, there is a risk our jurisdictions will fall short of policy targets.
Successful implementation of key enabling policies like connections and planning reforms in the UK, and permitting reform in the US, will be a necessary precondition for our jurisdictions to accelerate in line with targets.
2. Electricity use and share of final demand will increase driven by consumer electrification and large load growth (e.g. data centres)
In the UK, we expect electricity demand to increase almost 50% by
2035 and more than double by 2050. In our states in the US, we expect an increase of around 25% by 2035 and approximately 50% by 2050.
The demand increase arises from the electrification of heat, transport, and large loads such as data centres.
The role of data centres is rapidly changing, and we are updating our modelling capability to improve our understanding of this area and the extent to which energy efficiency may mitigate the sharp increases expected in some scenarios. Overall, the share of final demand will drive additional growth and investment in our electricity network while resulting in lower demand for our gas network.
3. Energy supply structure will continue to shift
There will be a global shift to power generation from renewable and low carbon sources. We are seeing a resurgence of interest in nuclear, including next generation technologies like small modular reactors, although they are not yet cost competitive.
4. Pathways will adapt to global and local realities
Both the UK and US elected new governments in 2024, leading to energy policy changes. The US Federal Government is focused on achieving economic growth and security through energy abundance, with a focus on natural gas and energy infrastructure, and has paused offshore wind leasing, while our States continue to pursue climate targets and policies.
In the UK, the Government is pursuing an accelerated power sector decarbonisation agenda, with an ambitious role for offshore wind
(including a target of 50 GW by 2030). We expect different energy transition pathways in different jurisdictions.
5. CTP achievement will be challenging in slower scenarios
Each scenario is different, and in some we will not be able to meet our targets. It is important to recognise that the non-delivery of, or delay in, policy, regulation and other dependencies on which achieving our targets are contingent, will impact our capability to achieve our targets.

None of the transition scenarios tested threaten the Group's resilience, and we are well positioned to adapt our portfolio to maximise the opportunities of the energy transition, with no significant risk of a material adjustment to the carrying amounts of assets and liabilities in the next annual reporting period.

Further detail on the transition risks and opportunities identified in our scenario analysis, including estimated qualitative and quantitative impacts where applicable, can be found on pages 70 – 74.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	67

Physical scenario modelling
We use Group-wide climate scenarios to directly assess our
vulnerability to climate change. These scenarios consider society’s progress toward limiting global temperature increases against pre-
industrial levels, benchmarking against an average increase of 1.5°C, in keeping with the Paris Agreement. We have modelled the way in which our business could be directly impacted as a result of increasing physical climate impacts, including extreme weather events and chronic changes in weather patterns. For physical risks, we review climate hazards which we believe would have the most significant impact and are most likely to occur within our territories.
Descriptions, assumption and inputs
The climate hazard data is sourced from the relevant national climate assessments in the US (CMIP5) and in the UK (UKCP18). Scenario data is modelled using the IPCC’s Representative Concentration Pathway
(RCP) scenarios of RCP8.5 (4°C) and RCP4.5 (2°C). The modelling covers decade timeframes; 2030s, 2040s, 2050s and 2070s, with comparison to a baseline of 1981–2010 in the UK and 1976–2005 in the US.
Climate projections are inherently uncertain and are not meant to be construed as predictions of future climate. These uncertainties arise from incomplete understanding of earth's systems, natural variability, model limitations, and observational errors. Despite these uncertainties, this should not delay actions to mitigate or adapt to climate change.
Physical insights
Outputs
Most hazards are projected to increase in frequency in the future, with high temperatures and coastal and river flooding of particular concern across consistent areas of our operations. In most cases the level of risk is greater in a 4°C scenario than a 2°C scenario.
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
Our risk assessment shows the risk to most of our existing asset portfolio although the CCRT does not currently include NGED and NGV
UK’s assets. We continue to align this with data relating to our new infrastructure investments and our material acquisitions and disposals so that our cumulative picture of risk will begin to change. The outputs are used in the Group-level Climate Vulnerability Assessment (CVA).
Wildfires have been an impactful climate hazard in areas around the world such as the western United States. While the risk of major wildfires spreading is lower in National Grid’s service territory, we have taken steps to improve situational awareness and refine operating procedures in the event of a wildfire in our territories in the UK and US. Additional assessments are planned and underway to better understand potential vulnerabilities and develop mitigations.
The climate hazards most significant to us are summarised below.

Flooding		Warm weather

Definition Coastal flooding River flooding	Vulnerability Risk of power failure, accelerated asset corrosion, debris damage, equipment submersion and water infiltration, soil erosion	Definition High temperatures Heatwaves	Vulnerability Risk of power failure, equipment overheating, warmer air temperatures contributing toward accelerated ageing, reduced capacity of transmission and distribution lines

Cold weather		High winds

Definition Low temperatures Freeze thaws	Vulnerability Ice accretion overloading overhead lines, structural failure	Definition High winds	Vulnerability Structural failure to overhead lines due to extreme wind exceeding design standard and vegetation contact

68	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued
Climate Vulnerability Assessment (CVA)
Using the CCRT outputs and insights, we also conduct a Group-wide
CVA which considers the impacts of climate change on our assets over the next several decades. Understanding changing climate conditions and the risk to our assets ensures appropriate mitigation efforts are considered to protect existing assets and build climate resiliency into future assets.
The typical lifespan of our assets is often 50 years or more, so future climate hazards need to be considered during the planning process to avoid premature asset repair or replacement. For example, the location of a proposed new substation may not be in a coastal flood prone area today, but climate model projections may indicate that it will be in 10 years. Understanding the future climate hazards allows us to make informed design decisions and update hardening programmes to protect our Group’s assets and improve reliability for customers.
Our CVA began in December 2022, led by a steering group of senior leaders from each of our businesses, and a working group with business representatives from our engineering, resilience and policy teams. We use the outputs of the CCRT as a basis for this assessment where possible.
It is a phased programme of activity which will deliver an adaptation plan to address assets with the highest resilience risk. Sharing best practice with other energy utilities informs our approach and the ongoing development of our industry-leading CCRT. Our tool was recognised by the Centre for Climate and Energy Solution (C2ES) for
climate change innovation.
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
The actions taken by the Group in order to ensure we predict and respond to a significant disruption of energy supply because of climate change and storms are described further on page 38.
In addition to the Group-wide assessment, each business unit conducts climate resilience or adaptation assessments per their regulatory requirements, which are discussed further on page 74.
CVA process methodology and outputs

Process

Phase 1 Scope	Phase 2 Assess vulnerability
Validate scope including climate science, hazards and assets	Climate vulnerability risk = exposure x potential x hazard

Phase 4 Adaptation	Phase 3 Assess resilience
Develop adaptation plan to address assets with the highest resilience risk	Assess climate resilience assets at risk, accounting for those with adaptation efforts in place

Outputs

Business-specific vulnerability assessment reports To support future regulatory submissions	Equipment specification updates To identify where changes are needed	External engineering standards To influence, change and establish industry resilience standards	Asset policy changes To deliver climate resilient assets at least cost	Discrete investment projects To address immediate vulnerability risks not captured in existing investment plans	CCRT development To continuously improve our CCRT through application

Strategic Report	Corporate Governance	Financial Statements	Additional Information	69

03 Risk management
Climate change has been integrated into our Enterprise Risk
Management (ERM) processes for several years
Climate change and ERM
Climate change is a key risk factor for the Group and we have integrated it into our ERM process. Our ERM framework and process consider the physical and transition risks associated with climate change, as well as the potential impact of these risks on our business operations, financial performance, and reputation. For more information on our ERM framework and process, which remains consistent with the prior year (refer to page 34).
For our climate change Group Principal Risks (GPRs) there are two distinct elements:
1. Climate change (mitigation GPR): The standalone mitigation risk is aligned to our strategic objective ‘Enable the energy transition for all’, with a focus on delivering clean, decarbonised energy to meet our net zero goals (refer to page 36).
2. Significant disruption of energy (adaptation GPR): The adaptation, or physical risk activity, absorbed within the control framework associated with the ‘Significant disruption of energy’ risk, has helped ensure we continue to deliver energy reliably for our customers, with a focus on resilience (refer to page 38).
This allows us to have greater oversight, focus and adoption of two distinct and proportionate control frameworks in line with the new
Group risk appetite – mitigating downside risk, and maximising opportunities, where applicable.
In addition to the two main GPRs above, other GPRs influenced by climate-related transition and physical risks include ‘Upstream supply’
and ‘Major capital programmes’ which are more pronounced in a 1.5°C scenario and require proactive measures. The risk of a ‘Significant safety or environmental event’ is partly linked to physical climate risks, necessitating strict safety and environmental practices. Acute physical risks are currently occurring and are anticipated to increase in frequency and severity, with significant risks projected over a longer horizon, particularly in a 4°C scenario.
We continue to develop our risk and opportunity horizon scanning to assess critical trends in the energy transition. With input from our senior stakeholders and external risk experts, key indicators and metrics are measured monthly against thresholds and analysed against our current strategy and business plans. Emerging risks are managed under our risk management framework with results reviewed by senior leadership
(refer to page 41).
Integration of the climate risk management process
into our overall risk management framework
Consistent with the Group’s overall approach to risk management and internal control, climate change risk management activities take place through all levels of our organisation. We deploy an industry good practice ‘Three Lines’ model to deliver our risk management and internal control activities which is described further on page 34.
Group’s Risk Taxonomy
The Group’s Risk Taxonomy supports all levels of the business to categorise any climate change risk into one of our four taxonomy groups: strategic, operational, financial, and compliance. Sub-
categories beneath these four groups allow the business to select a more granular taxonomy grouping with an assigned risk appetite. All
GPRs are considered the most important risks and we do not prioritise.
Despite external risk pressures, our risk exposure specific to our climate-related risks is largely unchanged with the majority of our risks operating within risk appetite. The climate-related risks align directly with two primary risk categories – strategic and operational.
How we manage and monitor our climate-related
risks
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
•Fit for Future of Electricity Strategy: A corporate strategy that considers the steps to ensure our business remains resilient in the future, such as enhancing design standards, and investments on asset hardening and flood protection.
•Engineers Governance forums: Group Chief Engineer and
engineering duty holders sharing guidance and data on key topics such as resilience.
•Resilience and Asset Management Business Management
Standard (BMS): Sets out minimum requirements and a framework for resilience capability and managing asset risk to ensure each business unit is prepared for the next disruptive event.
•Establishment of the Business Resilience and Crisis
Management organisation: Reporting to the Group Risk Officer and
Group Legal, this team is focused on building resilience to all threats and hazards. This includes the development of crisis management and business continuity plans, training, and exercises to help align and coordinate our response to severe weather and other crisis events; while also leveraging innovative technologies to improve our intelligence, looking strategically at evolving risks associated with climate change. We are also expanding our network of external stakeholders to identify and leverage industry thought leadership and play an active role in shaping new policies and regulations.
Assessing our Climate-related financial risks and
opportunities
Our Group risks are rated on a scale of 1 to 5 across three categories:
financial, reputation and likelihood. The financial ratings correlate to financial bandings from low to high and our reputational impact categories scale from ‘internal’ to ‘international’. This approach is consistent with our Group Principal Risks and the Principal Risk stress testing conducted as part of our Viability Statement on page 93. Then the overall indicative risk score is calculated by multiplying likelihood
(see below for scaling details) by the greater of financial or reputational impact score. For our TCFD disclosures we then expand on this internal analysis of impact, timeframe and likelihood for each risk and opportunity to overlay additional market data and input from subject matter experts across the Group.

70	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued
Our material climate-related risks and opportunities

Time horizons and probability	Time horizons
Guided by our scenario modelling, strategic planning, and
risk management approaches articulated above, the climate-
related risks and opportunities that pose a financially material impact to the Group are detailed below, along with our basis of measuring and responding strategically to each. We have
only reported risks and opportunities that are financially
material.
The timeframes we have used to assess the climate-related risks and opportunities are:

	Short up to one year In line with our annual planning and shorter-term budget processes.	Medium from two to ten years Reflects our strategic business planning process period.	Long ten years plus Aligns with our longer-term emerging risk assessment timelines, up to the date of our net zero commitment.
These time horizons largely align with our planning and forecasting processes timelines, with some buffers to reflect the regularity of updating scenarios.

Likelihood
Our ‘likelihood’ assessment is an indicative estimate of the probability for material financial impacts with reference to the following categorisation:

Very low	Low	Moderate	High	Very high
We use our ERM risk assessment scoring scale to categorise the likelihood of our climate change risks and opportunities.

1. Transition Risk
Demand for natural gas is expected to reduce in the long term
Risk/opportunity	Potential impact	Our response

Policy and Legal
There is an important future role for gas in our US
jurisdictions, including the gas assets we own and
operate today. In the long term, our energy networks
will need to decarbonise to achieve net zero targets.
The future role of gas will depend on economic,
technological, legal, policy, and regulatory
developments.
Over the next decade, demand for natural gas in our
US jurisdictions will remain strong, driven by
affordability and economic development priorities of
our stakeholders and customers. In the longer term,
pathways toward net zero targets assume significant
electrification, including heating, which would
increase electric load and reduce gas demand. This
has a bearing on the useful economic lives (UELs)
and elements of our gas network assets.

Heat pump adoption is a good indicator of
electrification trends, and therefore likely future
demand for gas. In September 2024, National Grid
reviewed heat pump adoption. We found that it
lags state targets and is driven almost entirely by
subsidies. Massachusetts has installed 90,384 heat
pumps towards a 2030 target of 500,000, while
New York has installed around 58,937 against a
target of one to two million homes.
Frequent cold weather events in parts of NY and
MA are also driving continued use of the gas
network. For example, in January 2025, MA
experienced a cold snap during which demand for
gas heating was so high that multiple peak-serving
LNG storage assets were needed. This spike in
demand brought high heating bills and affordability
concerns, particularly for low-income customers,
into sharp focus.  In response, the MA Department
of Environmental Protection directed the
programme administrators to cut $500m from the
three year budget for the statewide plan to
accelerate the pace of heat pump adoption. As
extreme cold weather events are likely to reoccur in
the future, continued use of the gas network is
more likely as some customers adopt partial heat
pumps and retain gas connections as backup.
Besides heat pump adoption, substantial
investments into the electric network would be
required to reduce gas reliance. In New York,
scenarios meeting 2050 emission targets project
residential bill increases significantly, while in
Massachusetts, peak electric load is expected to
rise from 4.9 GW today to 10.7 GW by 2050 if state
electrification goals are achieved. Full electrification
scenarios appear unlikely due to high costs,
customers opting for gas, and existing challenges
on the electric infrastructure to support increasing
load in the short term.
We have performed sensitivity analysis to assess
the impact on our Group financial results of
shortening the UELs of our gas business assets,
which for 2050 illustrates an unlikely worst-case
scenario. Please refer to note 13 Property Plant and
Equipment on page 199 – 201 for more details.

In assessing the UELs of our gas network assets,
we consider a range of different pathways for the
future of gas demand. These account for
customer behaviour, fuel decarbonisation options,
and feasibility and affordability of electrification, as
well as the net zero ambitions and our
jurisdictions’ targets.
Although NY and MA’s preferred pathways to
achieve net zero is focused on large scale full
electrification, safety and reliability of the gas
network remains a key priority for National Grid
and its regulators, as demonstrated by increased
investment in our gas infrastructure and allowed
recovery of these investments.
While New York’s Climate Leadership and
Community Protection Act (CLCPA) and
Massachusetts’ Clean Energy and Climate Plan
(CECP) call for fossil free energy by 2050, we note
challenges meeting interim targets.
As stated in the recent KEDNY and KEDLI Rate
Order, the NY Public Service Commission has
acknowledged that “it is impossible at this time to
accurately predict the nature of the Companies’
gas business in 2050 and whether any continuing
use will be made of the Companies’ gas
distribution system.” Alternative pathways
proposed in regulatory proceedings exist, which if
taken, would suggest a continued use for gas
assets, whether as a backup source during the
coldest winter days or a significant heating source
using alternative low carbon fuels.
Based on our latest assessment, we continue to
believe that these assets retain a crucial role in
maintaining security, reliability and affordability of
energy beyond 2026.

Business units potentially affected: NY and NE Asset group(s) potentially affected: Gas Distribution and Generation

Measurement indicators: •Gas UEL sensitivities •GHG emissions •CTP

Strategic Report	Corporate Governance	Financial Statements	Additional Information	71

2. Transition Risk
Uncertainty in the extent of electricity demand growth
Risk/opportunity	Potential impact	Our response

Market, Policy and Legal
While we expect electric demand growth in all
scenarios, there is uncertainty about the scale of
electricity demand growth in the face of potential
political (including regulatory and legal mechanisms),
technological or societal trends.
For example, the recent boom in interest in
generative AI has generated forecasts of significantly
increased electric load growth.
The uncertainty about the extent of efficiency
improvements limits our ability to predict the exact
impact on our networks.

If we underestimate demand, there is a risk that the
transmission and distribution networks we operate
in the UK and US may not be adequately prepared
to handle the substantial growth in electricity
demand necessary to achieve net zero. This
shortfall could hinder our ability to meet future
energy needs, potentially compromising our
sustainability goals and the reliability of our
services.
If we overestimate demand, there is a risk that we
build surplus assets. This excess can lead to
inefficiencies and misallocated resources,
ultimately undermining the trust and confidence of
both consumers and regulators.
Such a scenario could result in negative
perceptions of our ability to accurately forecast and
manage demand, potentially damaging our
reputation and credibility in the market.
Given this risk would likely materialise over the
medium to long term, it is not possible to reliably
quantify this risk at this time.

Clear policy commitments and pathways mitigate
uncertainty by providing a focal point for the
industry. We maintain close stakeholder
relationships across wider industry and government
to anticipate the extent of electric demand growth,
and influence enabling policy.
We also have internal analytics teams to model
different futures with varying electric
demand growth.
We use this proprietary analysis, combined with
decades of experience in energy infrastructure
development, to plan for the future. Where
possible, we include flexibility in our plans to allow
us to respond to changing needs.
To mitigate the risk of under or overbuild, we work
closely with regulators and system planners. In the
UK, we have been pushing for a framework for
anticipatory investment to ensure we are able to
meet new connections and electrification on time
and efficiently. Ofgem accepted this in its ED3
framework decision document, and we will now
work together on the details. In both the UK and
US, we are making no-regret anticipatory
investment to meet the demand for connections.
To mitigate overbuild, in UK ED, the DSO
governance panel is charged with ensuring all
distribution network build is essential and that all
other options for deferral (such as flexibility) have
been considered first.
In ET, our RIIO-T3 regulatory plan to Ofgem will
enable us to respond to changing need.
In the US, we prioritise investment based on
current system performance, engineering planning
needs, and execution strategy, while continuing to
identify and pursue ways to efficiently deliver a
secure, affordable and clean energy future,
including through the use of energy efficiency,
demand response, and other forms of non-wires
alternatives.
We regularly measure and report our network
reliability across the transmission, distribution and
interconnection network (refer to page 21).

Business units potentially affected: All Asset group(s) potentially affected: Electrical Distribution and Transmission

Measurement indicators: •Network reliability •UK and US power networks •IFRS 8 capital investments

72	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued

3. Transition Risk
There are several factors which affect our ability to deliver our commitments, including supply chain, talent and finance
Risk/opportunity	Potential impact	Our response

Reputation and Market
Delivering an unprecedented transformation of the
energy system comes with delivery risk. We rely on
supply chains, talent, and finance to play our part in
this transformation.
If we are unable to deliver the energy networks of
the future where they are needed, when they are
needed, wider societal decarbonisation goals
are jeopardised.
There is also a risk that we fall short of our own
stretching GHG emissions targets and
commitments. Missing our own targets and
commitments risks the credibility we have with our
investors, regulators and other stakeholders.

Our businesses in the US and UK both depend on,
and compete in, a global market for green finance,
supply chains and talent.
If we are unable to compete effectively for talent, or
purchase equipment in the right timeframes, we
could also fail to deliver the major network
reinforcement needed.
It is also crucial that we have investable regulatory
frameworks with the right return on and of capital.
Failure to attract investors could undermine our
ability to deliver the necessary investments and
result in materially lower financial performance.
Our share price and EPS projections could be
impacted due to loss of incentives or incurrence of
penalties. It is not possible to reliably measure the
impact currently.
It could also damage our relationships with our
trusted stakeholders, including our investors,
regulators and customers, and potentially position
National Grid as an obstacle rather than an enabler
in the energy transition. Every sector of the
economy, as well as our customers, rely on the
energy sector to enable their decarbonisation
plans. The ability to connect to our transmission
and distribution networks in a timely manner is
critical.
Given this risk would likely materialise over the
medium to long term, it is not possible to reliably
quantify this risk at this time.

We are focused on working with regulators to
get investable frameworks in place in all
our jurisdictions.
We embed climate-related targets into our
business unit performance management processes
with internal reporting of performance against
targets. Emissions reduction targets are also
embedded into the incentive arrangements and
plans for Executive Directors and the Senior
Leadership Group (refer to pages 121 to 149).
The Group CTP sets out our revised roadmap to a
vision of reaching net zero. We continue to work
closely with stakeholders, including regulators, to
ensure policy and regulatory frameworks enable
and facilitate our net zero plans.
We have a strategic priority to ‘build tomorrow’s
workforce today’ to ensure we have the talent we
need to deliver the transition. Our focus areas
include strong entry level programmes, including
graduates, interns and apprentices, as well as
development programmes for our senior leaders.
In UK ET, our supply chain task force, launched in
April 2024, ensures we are able to deliver
infrastructure at pace, and has taken major steps to
transform the way we think about our supply chain.
Recently, we launched a new regional supply chain
model for substations offering suppliers long-term
commitments in a more collaborative way of
working. This is in addition to our Great Grid
Partnership, a collaborative £9bn supply chain
framework with seven partners, enabling us to pool
resources, skills, insights and experience to deliver
our ASTI programme efficiently in this tight supply
chain environment. Ofgem also introduced a £4bn
Advanced Procurement Mechanism (APM),
enabling us to secure critical equipment
and services.
We also engage with our top suppliers by
emissions to establish action plans and
commitments towards a SBT (refer to page 46).

Business units potentially affected: All Asset group(s) potentially affected: Electrical Distribution and Transmission. Gas Distribution.

Measurement indicators:
•GHG emissions
•Network reliability
•Renewable capacity additions
•Proportion of renewables in energy mix
•EU Taxonomy-aligned capital expenditure
•Customer satisfaction (US)
•Cumulative green bonds on issue
•IFRS 8 capital investments
•Supply chain engagement

Strategic Report	Corporate Governance	Financial Statements	Additional Information	73

4. Transition Opportunity
Increased demand for electricity, even in our slowest decarbonising scenarios
Risk/opportunity	Potential impact	Our response

Market
National Grid is well positioned to capitalise on the
significant growth opportunities associated with the
increased demand for electricity in the UK and US.
As electricity supply grows to meet increasing
demand, we will have a central role to play in
connecting new sources of energy to end users via
our networks.
Products/Services
This transformational period in the energy sector
presents a significant opportunity to invest in
innovative solutions to decarbonise our network and
reap the rewards of those investments as these
technologies scale.

While the pace and scale of electrification growth
depends on a range of factors, the positive
trajectory is clear, and so is the corresponding
need for growth in electricity networks.
In the UK, the Government has announced its
Clean Power 2030 (CP2030) Plan, which will see
clean power sources produce at least as much
power as Great Britain consumes over the whole
year, and at least 95% of Great Britain’s generation
in 2030. In the US, our states have established
targets for clean energy supply and consumer
electrification, and our networks will play a key role
in facilitating these plans.
Leveraging these opportunities for the Group will
significantly enhance capital investment and
growth, thereby increasing Group profit and EPS.
This is the key driver of our five-year financial
framework, forecasting a 6-8% CAGR in underlying
EPS to 2028/29, from a 2024/25 baseline.
Within this, NGV has the potential to benefit from
significant investment opportunities in both the UK
and US, including interconnectors and competitive
transmission to transport increasing levels
of electricity.
In particular, National Grid is a leader in developing
electricity interconnector projects to connect Great
Britain with other European countries. By enablling
cross-border electricity trade, interconnectors can
displace fossil fuel generation in favour of
renewable energy, reducing the CO2e intensity of
the energy mix, while generating revenue for
National Grid. In addition, interconnection to
countries like Norway with flexible controllable
generation, enables more effective integration of
intermittent renewable generation in GB. The UK
Government’s CP2030 plan assumes c.12 GW of
interconnector capacity will be required, up from
just under 10 GW today.

To maximise these opportunities we are evolving
our strategy to focus on networks and streamlining
our business. In May 2024, we announced our
intention to sell Grain LNG, our UK LNG business,
and National Grid Renewables, our US onshore
renewables business. We plan to invest around £60
billion from April 2024 to March 2029, including an
ambitious £51 billion 'Green Capex' ambition[1],
making us one of the FTSE's biggest investors in
net zero delivery. This will be split broadly evenly
across the UK and US Northeast, with around 80%
of the investment expected to be in electricity
networks over the five years, continuing the
Group’s shift towards electric, with nearly 80% of
Group assets expected to be electric by 2029.
In ET, we submitted a business plan to Ofgem that
will deliver the most significant advancement in the
UK's transmission network in a generation. In ED,
our January ED3 Framework Consultation Open
Letter emphasised the need for a transformative
approach to electricity distribution networks to
achieve the UK's climate targets.
In New England, the Massachusetts Department of
Public Utilities approved our Electric Sector
Modernization Plan (ESMP) as a ‘strategic plan’,
which outlines around $2 billion in anticipatory
investments in the electrical distribution system. In
New York, we began upgrading 1,000 miles of grid
to help deliver over 4 GW of more resilient, clean
and secure energy.
In NGV, we received regulatory approval for the
LionLink (1.8 GW) offshore hybrid asset (OHA),
marking a major milestone in connecting the
national electricity transmission system and
offshore wind farms based in Dutch waters.
Through our corporate venture capital arm,
National Grid Partners, we capitalise on this
transition opportunity, investing in and helping
develop startups at the intersection of energy and
emerging technology, allowing National Grid to
benefit operationally and strategically as we scale
them across our business and industry. Since its
2018 founding, National Grid Partners has invested
more than $500 million in over 50 startups and
strategic funds, with seven successful exits. More
than 80% of the startups in the National Grid
Partners portfolio are strategically engaged with
National Grid business units to help solve today’s
challenges and create tomorrow’s energy systems.
For example, in New York and Wales, we have
deployed dynamic line rating (DLR) technology on
our transmission lines in collaboration with our
portfolio company, LineVision. The technology
provides condition-specific line ratings to our
transmission control room, allowing us to maximise
the power transmitted on our lines without
compromising safety.

Business units potentially affected: All Asset group(s) potentially affected: Electrical Distribution and Transmission, NGV Interconnectors and NGP investments

Measurement indicators:
•Network efficiency and reliability
•Renewable capacity additions
•Proportion of renewables in energy mix
•EU Taxonomy green capex ratio
•Investment in research and development
•National Grid Partners investment

1. Aligned to principles of EU Taxonomy, directly invested into the decarbonisation of energy networks.

74	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued

5. Physical Risk
Increased frequency of extreme weather incidents and changing long-term climate trends
Risk/opportunity	Potential impact	Our response

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

Under our US regulatory frameworks and
agreements, major storm costs become
recoverable in future years once the deferrable
criteria are met. This year, we incurred costs due to
asset damage and operational interruptions from
major storms, totalling £87 million (2023/24: £226
million). More details on our major storm costs can
be found on pages 280 - 290 in the ‘Other
unaudited financial information’ section.
Allowances for recovering costs from other US
weather events are included within the base rates
determined at the outset of each rate filing period.
In the UK we can recover storm costs over a
predetermined threshold through re-opener
mechanisms in our price control frameworks,
allowing adjustments to allowed revenues to cover
unexpected expenses from severe weather events.
At the end of 2023, Niagara Mohawk Power
Corporation submitted its Climate Change
Resilience Plan (CCRP) to the NYPSC, which
assessed the vulnerability of the Company’s
electric infrastructure to climate-related risks. The
plan was approved by the NYPSC in December
2024. The study identified a capital investment of
approximately $243 million in resilience
programmes over a five-year period (2026-2030),
with cumulative investments projected to reach
about $566 million by the tenth year (2026-2035)
and $1.39 billion by the twentieth year (2026-2045).
The revenue requirements for these resilience
investments are expected to result in total bill
increases of 0.02% in 2025/26 to 0.66% in 2029/30
compared to current rates across all
service classes.
In Massachusetts, the Department of Public Utilities
(DPU) has requested businesses to submit climate
mitigation and adaptation plans outlining their
responses to climate change. In response, our
Massachusetts Electricity Distribution business
published a CVA in February 2025, which will serve
as the foundation for a comprehensive
resilience plan.
In 2025, all our business units with UK operations
have submitted a climate change adaptation report
under DEFRA’s Adaptation Reporting Power 4.
Insurance premiums could also increase in order to
cover such events.
These incidents are likely to increase in line with the
increasing likelihoods illustrated by the IPCC, and
associated costs are expected to grow
accordingly, unless climate adaptation is
appropriately implemented.

Our Climate Vulnerability Steering Committee and
working groups conducted a Group-wide CVA for
energy-carrying assets. This programme is
leveraging our CCRT analysis to identify long-term
climate hazard risks to our energy infrastructure.
We are utilising our findings to develop tailored
climate change adaptation plans across our
business, outlining solutions for our high-risk assets
and confirming the strategic approach to managing
those risks.
From October, the new five-year rate case plan for
our Massachusetts electric business took effect,
which includes an annual increase of $41.6 million
in storm cost recovery within base rates, as well as
an additional $18 million through the Storm Fund
Replenishment Factor.
In the UK, we have commenced a set of innovation
projects to understand the impacts of climate
change hazards on our asset performance.
As part of our UK ET T3 business plan, we have
committed to implementing a new resilience
modelling approach and publishing a Climate
Adaptation Strategy by 2026.
We continue to invest in climate adaptation across
the Group in the form of storm hardening and flood
defences, with a further £57 million (2023/24: £30
million) invested in the year. Such investments
should increase our ability to withstand disruptive
events, and improve our organisational capability to
reduce the magnitude and/or duration of such
events.

Business units potentially affected: All Asset group(s) potentially affected: Electrical Distribution and Transmission. Gas Distribution.

Measurement indicators: •Network reliability •Major storm costs •CCRT outputs •Research outputs from innovation projects •EU Taxonomy climate adaptation capex
Net impact
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	75

04 Metrics and targets
As part of our Responsible Business reporting and disclosures, we track and manage our GHG emissions performance and metrics related to material climate change risks and opportunities.
Our overall climate commitment is to become a net zero business across Scope 1, 2 and 3 GHG emissions by 2050, as established in our
CTP. Our near-term targets are based on the latest climate science and aligned with our regions' emissions goals. They are approved by the
SBTi as aligned to their 1.5°C pathway and the ambition of the Paris
Agreement. We believe our long-term net zero target aligns with the key principles of the SBTi’s corporate net zero standard; however, we cannot formally validate this due to the absence of a sector pathway for heat and the power sector guidance not accounting for the necessary infrastructure growth for electricity decarbonisation. Having engaged with the SBTi to discuss these issues, we look forward to supporting the standard's future development and will submit our feedback on the SBTi Corporate Net-Zero Standard Version 2.0 Initial
Consultation Draft.
The table on page 77 outlines our GHG emission reduction targets, along with an index of the key quantitative measurement indicators used to manage our climate-related financial risks and opportunities.
For further information and insights on our performance in reducing our
GHG emission, please refer to page 45. We are clear in our CTP that we did not expect emissions reductions to be a linear trajectory and a significant portion of our emissions are outside of our direct control.
This section also expands on how achieving our emission reduction targets is dependent on the development and evolution of policy, regulatory frameworks and planning systems which support the decarbonisation of the wider energy sector.
We continually monitor our climate-related metrics and targets to ensure that the data we measure is meaningful, aligns with our strategy, and provides the necessary information for effective performance monitoring and progress demonstration. By integrating these metrics into our financial Enterprise Performance Management (EPM)
processes, it allows us to assess GHG reduction performance in the context of wider enterprise performance. Our annual Financial Strategy and Strategic Business Planning cycle includes mechanisms to track business units' plans against our SBTi glidepaths. Our monitoring and reporting processes incorporate internal controls and a team of technical consultants reviewed our CTP publication for accuracy, consistency and any material discrepancies.
All of our GHG emissions are reported on a gross basis. While our focus is on decarbonising our business in line with a 1.5˚C reduction pathway, we do not plan to use carbon offsetting to meet our near-term
SBTs. However, we do use limited carbon offsets to help our emission reduction efforts. We follow SBTi guidelines and buy high quality carbon credits to offset GHG emissions we cannot reduce further, as per our internal carbon offsetting policy. We use a mix of nature-based, technological and hybrid offsetting projects, ensuring they are permanent and where possible verified by a third party. In 2024, NGET established a cross-functional carbon compensation steering
committee to oversee the purchase of high quality carbon credits to meet our regulatory commitment for construction emissions.
The 2022 Long-Term Performance Plan (LTPP), covering the period ending 31 March 2025, is our first to incorporate emissions and energy transformation metrics. These elements of the 2022 LTPP outturned at
89.5% of maximum, driven by achievement of 100% of maximum for
Scope 1 emissions and 79.0% of maximum for enablement of energy transformation, both weighted equally. The Scope 1 emissions outturn at maximum was driven by SF6 emission reductions, vehicle fleet emissions and Grain operation emissions reduction. The strong enablement of energy transformation performance was driven by energy efficiency programmes and distribution connections. The 2023,
2024 and 2025 LTPP awards will be measured over their respective three year performance periods and include a 20% weighting on energy transformation measures that includes the reduction of Scope 1 emissions and strategic initiative on energy transformation enablement.
For further details on our LTPP awards, please refer to the Directors’
Remuneration Report on pages 121 to 149.
In addition to metrics laid out in the following page, we have disclosed the proportion of IFRS revenue, operating expenditure and capital expenditure that align with the principles of the climate change mitigation and adaptation objectives of the EU Taxonomy. Given the climate change mitigation objective’s alignment to the principles of the
Paris Agreement, the disclosures provide a transparent view of the
Group’s compatibility with the net zero goals of the jurisdictions we served during the year ended 31 March 2025. For further details see our EU Taxonomy report and Responsible Business data tables on our website.
A significant proportion of our Scope 1 GHG emissions are subject to a traded market carbon price or non-traded cost of carbon through our regulatory price controls. In the UK, Scope 1 GHG emissions at Grain
LNG terminal are subject to the UK Emissions Trading Scheme and in the US GHG emissions from our Long Island Power Generation plant are subject to the Regional Greenhouse Gas Initiative. We have a regulatory incentive to reduce SF6 leaks from our electric equipment, a key component of our Scope 1 GHG emissions in the UK, that utilise a non-traded cost of carbon as part of the incentive calculation.
While we have found the practice useful in terms of increasing our understanding of the carbon impact of the decisions we make, it has not had a significant impact on decision-making to date. Carbon pricing is only one of the tools that we are using to reduce the carbon impact of our business’ investment decisions, alongside policy drivers, commitments and carbon reduction methodologies such as the use of a carbon weighting in the competitive tender process for
construction projects.
On the next page we include our GHG emissions footprint, a key indicator against our climate-related risks and opportunities.

EU Taxonomy report

Responsible Business data tables

76	National Grid plc Annual Report and Accounts 2024/25
Task Force on Climate-related Financial Disclosures (TCFD) continued
Our 2024/25 GHG emissions footprint across direct and indirect sources was 35,857 ktCO2e
Scope 1 GHG emissions are direct emissions from sources owned by National Grid. Scope 2 and 3 GHG emissions are indirect and result from
National grid activities from sources we do not own or control.

Upstream Scope 3	Supply chain and other upstream emissions

6,964kt
19% of total footprint
•Construction and maintenance of energy infrastructure •Equipment and components •Well-to-tank emissions for generation and transportation of electricity

Scope 1 and 2	Power generation	Operations	Administration
	3,295kt	3,813kt	314kt
	9% of total footprint	11% of total footprint	0.8% of total footprint
	•Electricity generation from fossil fuels	•Line losses from our electricity transmission and distribution networks •SF6 leaks from electrical equipment •LNG venting and fuel •Leaks and venting from our gas network	•Building energy consumption •Company cars

Downstream Scope 3	Administration	Retail Energy
	84kt	21,387kt
	0.2% of total footprint	60% of total footprint
	•Business travel •Employee commuting •Waste	•Emissions from the electricity and gas that we sell to our customers

Strategic Report	Corporate Governance	Financial Statements	Additional Information	77

Index of climate-related quantitative measurement indicators1
In the last year our emissions have risen, due to factors outside of our control and despite our efforts to reduce emissions where we have control.
Refer to pages 44-47 for further details.

	2024/25	2023/24	2022/23
SBTi validated GHG emissions reduction targets
Reduce absolute Scope 1 and 2 GHG emissions by 60% by 2030[2,3]	(4.4)%	(11.8)%
Reduce absolute Scope 1 and 2 GHG emissions excluding generation by 50% by 2030[2,3]	(14.7)%	(14.4)%
Reduce the carbon intensity of our power generation (Scope 1 GHG emissions) by 90% by 2030, and by 92% by 2033[3]	(36.7)%	(34.7)%
Reduce the carbon intensity of our power generation and sold electricity (Scope 1 and Scope 3 GHG emissions) by 86% by 2033[3]	(18.3)%	(15.4)%
Reduce absolute GHG emissions for all Scope 3, excluding sold electricity, by 37.5% by 2033[4]	5.8%	0.8%
Reduce absolute GHG emissions from gas sold by third-parties by 37.5% by 2033[4,5]	(10.5)%	(17.6)%
Key climate-related metrics
Scope 1 GHG emissions (ktCO2e)	4,467	3,988	4,408
Scope 2 GHG emissions (ktCO2e, location based)	2,955	2,864	2,876
Total Scope 1 and 2 GHG emissions[2] (ktCO2e)	7,422	6,852	7,284
Scope 3 GHG emissions (ktCO2e)	28,435	27,384	27,867
Total Scope 1, 2 and 3 GHG emissions[2] (full value chain) (ktCO2e)	35,857	34,236	35,151
Intensity ratio: Scope 1 and 2 GHG emissions per million of revenue[2] (tCO2e/£m)	427	345	337
Climate change adaptation capex (EU Taxonomy aligned activities, £m)	57	30	31
Climate change mitigation capex (EU Taxonomy aligned activities, £m)	7,610	5,962	5,526
Group energy consumption from fossil fuel generation (GWh)	17,390	14,375	15,892
Group energy consumption from electricity systems line losses (GWh)	15,514	14,519	15,746
Group energy consumption excluding fossil fuel generation and electricity systems line losses (GWh)	1,916	2,547	2,835
Total Group energy consumption (GWh)	34,820	31,441	34,473
UK energy consumption from electricity systems line losses (GWh)	10,413	10,046	10,392
UK energy consumption excluding electricity systems losses (GWh)	790	1,297	1,770
Total UK energy consumption (GWh)	11,203	11,343	12,162
UK Scope 1 GHG emissions (ktCO2e)	278	377	398
UK Scope 2 GHG emissions[2] (ktCO2e)	2,137	2,113	2,094
Total UK Scope 1 and 2 GHG emissions[2] (ktCO2e)	2,415	2,490	2,492

1.Refer to our Responsible Business Reporting Methodology on our website for calculation details. Target year 20Yn indicates that the performance will be reported in the financial year that aligns with the year 20Yn/Yn+1. Our methodology outlines the application of the operational control principle from the GHG Protocol across all emissions and environmental metrics. Newly sold or disposed operations will be excluded from our reporting starting from the year they exit the Group. Consequently, National Grid ESO is excluded from our reported GHG emissions boundary. Please refer to note 1. Basis of preparation and recent accounting developments, part D ‘Disposal of the UK Electricity System Operator (ESO)’ within our notes to the consolidated financial statements for details of our ESO related accounting policies and judgements.
2.Includes Scope 2 location-based emissions only as line losses make up the vast majority of these emissions and we have limited renewable electricity certificates and other contractual instruments in place. 2024/25 excludes National Grid ESO.
3.Near-term target approved by Science Based Targets initiative (SBTi) and aligned to the Paris Agreement and a 1.5°C pathway. GHG targets are against a financial year 2018/19 baseline.
4.Near-term target approved by SBTi and aligned to a well below 2°C pathway. GHG targets are against a financial year 2018/19 baseline.
5.Third-Party Sold Gas, a US-only emission, are downstream emissions associated with the combustion of natural gas delivered through our network but sold by a company other than
National Grid. This differs from Scope 3 Cat. 11 GHG Protocol guidance, which otherwise advises to consider only the end use of goods sold by the reporting company itself.
Note: The above data together with our ‘Climate change – Scope 1, 2 and 3 emissions’ KPIs on page 45 is responsive to the UK Government’s Streamlined Energy and Carbon Reporting (SECR)
requirements. We have split out our Group energy consumption into constituent parts for greater transparency. Fuels consumed for power generation on behalf of LIPA, the contracting body is shown separately because energy consumption related to power generation can vary greatly year-on-year and is determined by LIPA. Amounts are presented in GWh, with 1 GWh=1,000,000 kWh.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	78
Non-financial and sustainability information statement
This page contains disclosures in compliance with sections 414CA and
414CB of the Companies Act 2006.
The information listed below is incorporated by cross-reference.
In addition, other information describing the business relationships, products and services which are likely to cause adverse impacts in relation to the matters above can be found as follows:

Environmental matters	44 – 47	Business model	8 – 10
59 – 77
		KPIs	18 – 21
Our employees	18 – 21
	51 – 54	Our stakeholders	22 – 24
106 – 107

Social matters	48 – 50	People & Governance Committee report	110 – 111

Human rights	56	TCFD	59 – 77
277
		Risks	34 – 41
Anti-corruption and anti-bribery	56 - 57

Further reading	Environment	Social matters and employees	Anti-corruption and bribery	Human rights
Our policies and due diligence	11 – 17 and 36	11 – 17 and 37	56 - 57	56
Outcomes	18 – 21 and 25 – 33	18 – 21 and 25 – 33

	CA 2006 requirement	TCFD recommendation		CA 2006 requirement	TCFD recommendation

Governance	Section 414CB (2A)(a)	a) Describe the Board’s oversight of climate-related risks and opportunities: pages 60 – 61	Strategy	Section 414CB (2A)(d)	a) We describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term: pages 70 – 74
		b) Describe management’s role in assessing and managing climate- related risks and opportunities: pages 61 – 62		Section 414CB (2A)(e)	b) We describe the impact of climate- related risks and opportunities on the organisation's businesses, strategy and financial planning: pages 70 – 74
				Section 414CB (2A)(f)	c) We describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2[o]C or lower scenario: pages 63 – 68

Risk Management	Section 414CB (2A)(b)	a) We describe the organisation's processes for identifying and assessing climate-related risks: page 69	Metrics & Targets	Section 414CB (2A)(h)	a) Our metrics used to assess climate- related risks and opportunities in line with our strategy and risk management processes: page 75
		b) We describe the organisation's processes for managing climate related risks: page 69		N/A	b) Our Scope 1, Scope 2 and Scope 3 greenhouse gas (GHG) emissions and the related risks: pages 45, 75 – 77
	Section 414CB (2A)(c)	c) We describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management: pages 69 – 74		Section 414CB (2A)(g)	c) Our targets used to manage climate- related risks and opportunities and performance against targets: pages 75 and 77

Strategic Report	Corporate Governance	Financial Statements	Additional Information	79
Financial review
A year of strong
and consistent
performance

Revenue	Profit and cash flows	Investment
The vast majority of our revenues are set in
accordance with our regulatory agreements
(see pages 256 – 261) and are calculated
based on a number of factors, including
investment in network assets, performance
on incentives, allowed returns on equity and
cost of debt, and customer satisfaction.

Our ability to convert revenue to profit
and cash is important. By managing our
operations efficiently, safely and for the
long term, we generate substantial operating
cash flows. Coupled with long-term debt
financing, as well as additional capital
generated through the Rights Issue and
take-up of the shareholder scrip dividend
option during periods of higher investment,
we are able to invest in growing our asset
base and fund our dividends.

We invest efficiently in our networks to
achieve strong and sustainable growth in
our regulated asset base over the long term.
We also invest in assets in our non-regulated
businesses. We continually assess, monitor
and challenge investment decisions so we
can continue to run safe, reliable and cost-
effective networks.

Statutory revenue (%)	Statutory operating profit (%)	Capital investment (%)

Underlying net revenue[1] (%)	Underlying operating profit[1] (%)	Total assets (used for asset growth) (%)

■
	UK Electricity Transmission (UK ET)	31%
■
	UK Electricity Distribution (UK ED)	18%
■
	UK Electricity System Operator (ESO)	—%
■
	New England	14%
■
	New York	27%
■
	National Grid Ventures (NGV)	7%
■
	Other activities	3%

■
	UK Electricity Transmission (UK ET)	27%
■
	UK Electricity Distribution (UK ED)	22%
■
	UK Electricity System Operator (ESO)	2%
■
	New England	17%
■
	New York	27%
■
	National Grid Ventures (NGV)	7%
■
	Other activities	(2)%

■
	UK Electricity Transmission (UK ET)	18%
■
	UK Electricity Distribution (UK ED)	14%
■
	UK Electricity System Operator (ESO)	2%
■
	New England	20%
■
	New York	35%
■
	National Grid Ventures (NGV)	11%
■
	Other activities	—%

■
	UK Electricity Transmission (UK ET)	14%
■
	UK Electricity Distribution (UK ED)	13%
■
	UK Electricity System Operator (ESO)	6%
■
	New England	23%
■
	New York	36%
■
	National Grid Ventures (NGV)	7%
■
	Other activities	1%

■
	UK Electricity Transmission (UK ET)	26%
■
	UK Electricity Distribution (UK ED)	32%
■
	UK Electricity System Operator (ESO)	(4)%
■
	New England	20%
■
	New York	26%
■
	National Grid Ventures (NGV)	—%
■
	Other activities	—%

■
	UK Electricity Transmission (UK ET)	30%
■
	UK Electricity Distribution (UK ED)	14%
■
	UK Electricity System Operator (ESO)	—%
■
	New England	18%
■
	New York	33%
■
	National Grid Ventures (NGV)	4%
■
	Other activities	1%
£18.4bn
£4.9bn
£9.8bn
£12.9bn
£5.4bn
£67.5bn
1.Non-GAAP alternative performance measures (APMs). For further details and reconciliation to equivalent GAAP measures see ‘Other unaudited financial information’ on pages 279 – 294.

80	National Grid plc Annual Report and Accounts 2024/25
Financial review continued
Summary of Group financial performance for the year ended 31 March 2025

Statutory EPS[1]	Underlying EPS[1]	Group RoE[2]	Asset growth
60.0p	73.3p	9.0%	9.0%
1.From continuing operations. Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue
2.Group RoE calculation methodology updated in 2024/25 (see page 295 for further details). Comparative amounts have been restated accordingly.
Financial summary for continuing operations

£m	2024/25	2023/24	Change
Accounting profit
Gross revenue	18,378	19,850	(7%)
Other operating income	—	12	(100%)
Operating costs	(13,444)	(15,387)	13%
Statutory operating profit	4,934	4,475	10%
Net finance costs	(1,357)	(1,464)	7%
Share of joint ventures and associates	73	37	97%
Tax	(821)	(831)	1%
Non-controlling interest	(3)	(1)	(200%)
Statutory earnings	2,826	2,216	28%
Exceptional items and remeasurements	(171)	1,036	n/m
Tax on exceptional items and remeasurements	(40)	(152)	74%
Adjusted earnings	2,615	3,100	(16%)
Timing and major storm costs[1]	592	(689)	n/m
Tax on timing and major storm costs[1]	(156)	166	n/m
Deferred tax on underlying profits in NGET and NGED[1]	401	302	33%
Underlying earnings[1]	3,452	2,879	20%

Statutory EPS[2]	60.0p	55.5p	8%
Adjusted EPS[2]	55.6p	77.7p	(28%)
Underlying EPS[1,2]	73.3p	72.1p	2%
Dividend per share ‘rebased’[1,3]	46.72p	45.26p	3%
Dividend cover – underlying[1]	1.6x	1.2x	27%

Economic profit
Group financial performance after interest and tax (Group RoE numerator)[1]	2,602	2,336	11%
Group RoE[1,4]	9.0%	10.5%	-150bps

Capital investment and asset growth
Capital investment	9,847	8,235	20%
Regulated asset growth[1]	10.5%	9.1%	140bps
Asset growth[1]	9.0%	9.7%	-70bps

Balance sheet strength
RCF/adjusted net debt (Moody’s)[1]	9.8%	9.2%	60bps
Net debt (note 29 to the financial statements)	41,371	43,607	(5%)
Add: held for sale net debt	(55)	(23)	n/m
Net debt (including held for sale)[1]	41,316	43,584	(5%)
Group regulatory gearing[1]	61%	69%	-800bps
1.Non-GAAP alternative performance measures (APMs) and/or regulatory performance measures (RPMs). For further details see ‘Other unaudited financial information’ on pages 279 – 294.
2.Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue
3.Dividend per share (rebased) calculated by dividing the total dividend paid by the total number of shares in issue following the Rights Issue. The actual dividend per share paid to shareholders in respect of 2023/24 profits was 58.52p (an interim dividend per share of 19.40p and a final dividend per share of 39.12p).
4.Our calculation methodology for Group RoE changed in 2024/25. Comparative amounts have been restated accordingly. See page 291 for details.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	81

Performance management framework
In managing the business, we focus on various non-IFRS alternative performance measures (APMs) and regulatory performance measures
(RPMs) which provide meaningful comparisons of performance
between years, monitor the strength of the Group’s balance sheet and ensure profitability reflects the Group’s regulatory economic arrangements. Such APMs and RPMs are supplementary to, and
should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results.
Our business performance as set out in our regulatory agreements can differ from accounting under IFRS, principally because our regulators allow for regulatory deferral accounting. Our allowed revenues are set in accordance with our regulatory price controls or rate plans.
Statutory IFRS does not allow us to recognise regulatory assets or liabilities (for the difference between collected and allowed regulatory revenues). As a result we use a suite of APMs (defined by us) to help measure and monitor our underlying regulated business performance.
We explain the basis of these measures and, where practicable, reconcile these to statutory IFRS results (i.e. GAAP) in Other unaudited financial information on pages 279 – 294. Our RPMs have been calculated for the total Group (or individual entities where relevant)
and these are not based on IFRS measures.
Specifically, we measure the financial performance of the Group from different perspectives:
•Accounting profit: In addition to statutory IFRS measures
we report adjusted results (i.e. before exceptional items and remeasurements), and underlying results, which further
take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts; (ii) major storm costs (net of in-year allowances and deductibles) which are recoverable in future periods when they exceed a $100 million threshold; and
(iii) deferred tax in our UK regulated businesses (NGET and NGED).
In doing so, we intend to make the impact of such items clear to users of the financial information in this Annual Report.
•Economic profit: Group Return on Equity (RoE) takes account of the regulated value of our assets and of our regulatory
economic arrangements to show the returns on shareholder equity.
•Capital investment and asset growth: Capital investment comprises our additions to PP&E and intangible assets (excluding acquisitions), equity investments in joint ventures and associates, along with net movements in capex prepayments. Asset growth represents the year-
on-year increase in RAV and US rate base in our regulated businesses
(referred to as ‘regulated asset growth’), plus the increase in net assets
(excluding certain balances such as pensions, net debt and deferred taxes) in our non-regulated businesses, but excluding the impact of currency movements.
•Balance sheet strength: Maintaining a strong investment grade credit rating allows us to finance our growth ambitions at a competitive rate. Hence, we monitor credit metrics used by the major rating agencies to ensure we are generating sufficient cash flow to service our debts. Group regulatory gearing measures our
Group net debt as a proportion of the Group’s assets that are used to measure asset growth. This includes balances for businesses classified as held for sale under IFRS.
This balanced range of measures of financial wellbeing informs our dividend policy which, after the rebasing of the 2023/24 dividend per share (DPS) following the Rights Issue, aims to grow annual DPS in line with UK CPIH, thus maintaining the DPS in real terms.
Financial summary for continuing operations
Accounting profit: Statutory IFRS earnings were £2,826 million in
2024/25, £610 million (28%) higher than the prior year. Statutory earnings benefited from pre-tax net exceptional credits of £42 million and pre-tax remeasurement gains of £129 million (2024: pre-tax net exceptional charges of £1,011 million and pre-tax remeasurement losses of £25 million). For details on exceptional items refer to note 5 to the financial statements. Timing swings were £1,420 million adverse year-on-year, with a £505 million net under-recovery in 2024/25 (2024:
£915 million net over-recovery), partly offset by £139 million lower major storms. These factors, the net impact of tax on these items and an improvement in underlying business performance meant that statutory EPS for continuing operations of 60.0p was 4.5p higher than the prior year.
Our ‘adjusted’ results exclude the impacts from exceptional items and remeasurements as explained on page 86. In 2024/25, adjusted earnings from continuing operations were £2,615 million, down
£485 million (16%) from the prior year. Adjusted earnings in 2024/25 included a timing net under-recovery after tax of £372 million (2024:
£688 million net over-recovery) and major storm costs (after tax) which are excluded from underlying results, of £64 million (2024: £165 million).
As a result, adjusted operating profit of £4,765 million was down
£697 million (2024: £5,462 million). Adjusted net finance costs of
£1,361 million were £118 million lower, benefiting from the Rights Issue proceeds received in June 2024. Share of profits from joint ventures and associates of £75 million were down £26 million due to higher interconnector profits in the prior year. Adjusted tax of £861 million was £122 million lower, driven by lower profits, including in our
UK Electricity System Operator business.
Underlying operating profit was up 12% driven by improved
performance in: New York (KEDNY and KEDLI and NIMO rate
increases and lower environmental costs), New England (higher rates and capital tracker revenues) along with higher allowed revenues in
UK Electricity Transmission and UK Electricity Distribution. National
Grid Ventures was down from 2023/24, driven by lower revenues on our legacy interconnector fleet, partly offset by a full year of our new Viking interconnector. Other activities were lower principally as a result of fair value movements in NG Partners. Our joint ventures and associates’ contribution reduced primarily due to lower auction revenues in BritNed compared with 2023/24. Regulated controllable costs were only 1% higher, with inflation and workload increases being mostly offset by efficiency savings. Depreciation and amortisation were higher than the prior year due to our growing asset base. Net financing costs were lower, benefiting from the Rights Issue proceeds in June
2024. Other interest was favourable year on year driven by higher capitalised interest. Underlying profit after tax increased by 20% and resulted in a 2% increase in underlying EPS to 73.3p.
Economic profit: Our Group RoE for 2024/25 was 9.0%, 150bps lower than the 10.5% achieved in the prior year, impacted by lower gearing
(as a result of the Rights Issue) which along with ongoing asset growth has increased the metric denominator.
Capital investment and asset growth: Capital investment of
£9,847 million was £1,612 million (20%) higher than 2023/24, driven by increased ASTI and customer connections investment in UK
Electricity Transmission, increased capital expenditure in New York,
New England and UK Electricity Distribution, partly offset by lower investment in National Grid Ventures. Higher capital investment is partly offset by reduced year-on-year RAV indexation from lower inflation resulting in asset growth of 9.0% (2024: 9.7%).
Balance sheet strength: Net debt decreased from £43.6 billion at March 2024 to £41.4 billion at March 2025, primarily due to the
£6.8 billion Rights Issue net proceeds which helped to fund £9.6 billion of investing cash outflows. Regulatory gearing was consequently lower at 61% (2024: 69%) and our calculation of Moody’s RCF/adjusted net debt credit metric was 9.8%, an improvement of 60bps compared with
2023/24 and remains above the current rating threshold of 7.0%.
Dividend
The recommended full-year dividend per share of 46.72p is in line with our policy of increasing the prior year dividend (after rebasing this following the Rights Issue) in line with UK CPIH inflation and is covered
1.6 times by underlying EPS.

82	National Grid plc Annual Report and Accounts 2024/25
Financial review continued
Profitability and earnings
In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Further information on exceptional items and remeasurements is provided in notes 2, 5 and 6 to the financial statements.
Reconciliation of profit and earnings from continuing operations

	Operating profit			Profit after tax			Earnings per share
£m	2024/25	2023/24	Change	2024/25	2023/24	Change	2024/25	2023/24	Change
Statutory results	4,934	4,475	10%	2,829	2,217	28%	60.0p	55.5p	8%
Exceptional items	(42)	1,011	n/m	(118)	852	n/m	(2.4p)	21.4p	n/m
Remeasurements	(127)	(24)	n/m	(93)	32	n/m	(2.0p)	0.8p	n/m
Adjusted results	4,765	5,462	(13%)	2,618	3,101	(16%)	55.6p	77.7p	(28%)
Timing	505	(915)	n/m	372	(688)	n/m	7.9p	(18.2p)	n/m
Major storm costs	87	226	(62%)	64	165	(61%)	1.3p	4.4p	(70%)
Deferred tax in NGET and NGED	—	—	—%	401	302	33%	8.5p	8.2p	4%
Underlying results	5,357	4,773	12%	3,455	2,880	20%	73.3p	72.1p	2%
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
likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under-recovery. These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to ‘timing’ over-
and under-recoveries.
The following table summarises management’s estimates of such amounts for the two years ended 31 March 2025 and 31 March 2024 for continuing operations. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations, and are translated at the 2024/25 average exchange rate of $1.266:£1.

£m	2024/25	2023/24[1]
Balance at start of year (restated)	1,029	39
UK Electricity Transmission	(151)	363
UK Electricity Distribution	407	(159)
UK Electricity System Operator	(479)	800
New England	61	(69)
New York	(343)	(20)
In-year (under)/over-recovery (continuing)	(505)	915
Disposal of UK Electricity System Operator	(462)	—
Balance at end of year	62	954
1.March 2024 balances restated to correspond with 2023/24 regulatory filings and calculations.
In 2024/25, we experienced timing under-recoveries of £151 million in UK Electricity Transmission, over-recoveries of £407 million in UK
Electricity Distribution and the return of prior period over-recoveries of
£479 million in UK Electricity System Operator (up to 1 October 2024,
the disposal date of that business). During 2023/24, BSUoS collected revenues in UK Electricity System Operator were significantly more than system balancing costs, resulting in a £800 million over-recovery in that year. In our US regulated businesses we experienced over-
recoveries of £61 million in New England, and under-recoveries of
£343 million in New York. In calculating the post-tax effect of these timing recoveries, we impute a tax rate based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.
Major storm costs (US)
We exclude the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of in-year allowances and deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the aggregate total US major storm costs incurred (net of in-year allowances and deductibles) exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2024/25, we incurred deferrable storm costs, which are eligible for future recovery of $110 million (2024: $285 million).
Deferred tax in UK regulated businesses
We exclude deferred tax in our UK regulated businesses (NGET and
NGED) in our underlying earnings measure. Tax is generally considered to be a pass-through cost by our UK regulator, with revenue tax allowances linked to the level of cash tax expected to be paid in the year. The UK Government allows ‘full expensing’ tax relief for qualifying capital expenditure to encourage greater levels of investment from businesses. This results in these businesses paying lower levels of cash tax. IFRS requires us to recognise a total tax charge on current year profits, including deferred tax that will be paid in future periods. To represent underlying profitability more closely aligned to our regulatory agreements we report underlying earnings and underlying EPS
excluding the impact of deferred tax in our UK regulated businesses
(NGET and NGED).
In 2024/25, we excluded £401 million (2024: £302 million) of deferred tax charges from our underlying results.
Segmental operating profit
The tables below set out operating profit on statutory, adjusted, and underlying bases.
Statutory operating profit

£m	2024/25	2023/24	Change
UK Electricity Transmission	1,277	1,674	(24%)
UK Electricity Distribution	1,598	975	64%
UK Electricity System Operator	(213)	382	(156%)
New England	1,008	641	57%
New York	1,269	362	251%
National Grid Ventures	5	558	(99%)
Other activities	(10)	(117)	91%
Continuing operations	4,934	4,475	10%
Discontinued	—	—	—%
Total	4,934	4,475	10%

Strategic Report	Corporate Governance	Financial Statements	Additional Information	83

The notation ‘n/m’ is used throughout this section where the year-on-
year percentage change is deemed to be ‘not meaningful’.
Statutory operating profit increased in the year, primarily as a result of the non-recurrence of exceptional net charges of £1,011 million in 2023/24 compared with exceptional net gains of £42 million in
2024/25. For details on exceptional items refer to note 5 to the financial statements. This was partly offset by £1,420 million adverse year-on-
year movements in timing net over-recoveries, £154 million favourable year‑on-year movements in commodity derivative remeasurements, improved underlying performance in UK Electricity Transmission,
New York and New England, partially offset by a shorter period of ownership of UK Electricity System Operator, along with lower profits in National Grid Ventures and ‘Other activities’ than 2023/24.
Adjusted operating profit

£m	2024/25	2023/24	Change
UK Electricity Transmission	1,277	1,677	(24%)
UK Electricity Distribution	1,610	993	62%
UK Electricity System Operator	(364)	880	(141%)
New England	982	643	53%
New York	1,023	860	19%
National Grid Ventures	380	469	(19%)
Other activities	(143)	(60)	(138%)
Continuing operations	4,765	5,462	(13%)
Underlying operating profit (a non-GAAP measure)

£m	2024/25	2023/24	Change
UK Electricity Transmission	1,428	1,314	9%
UK Electricity Distribution	1,203	1,152	4%
UK Electricity System Operator	115	80	44%
New England	924	802	15%
New York	1,450	1,016	43%
National Grid Ventures	380	469	(19%)
Other activities	(143)	(60)	(138%)
Continuing operations	5,357	4,773	12%
The reasons for the movements in underlying operating profit are described in the segmental commentaries below. Unless otherwise stated, the discussion of performance in the remainder of this
Financial review focuses on underlying results.
UK Electricity Transmission

£m	2024/25	2023/24	Change
Revenue	2,619	2,735	(4%)
Operating costs	(1,342)	(1,061)	(26%)
Statutory operating profit	1,277	1,674	(24%)
Exceptional items	—	3	(100%)
Adjusted operating profit	1,277	1,677	(24%)
Timing	151	(363)	n/m
Underlying operating profit	1,428	1,314	9%
Analysed as follows:
Net revenue	2,164	2,510	(14%)
Regulated controllable costs	(238)	(248)	4%
Post-retirement benefits	(55)	(38)	(45%)
Other operating costs	(54)	(26)	(108%)
Depreciation and amortisation	(540)	(521)	(4%)
Adjusted operating profit	1,277	1,677	(24%)
Timing	151	(363)	n/m
Underlying operating profit	1,428	1,314	9%
UK Electricity Transmission statutory operating profit was £397 million lower in the year. Timing under-recoveries were £151 million in 2024/25 compared with £363 million over-recoveries in 2023/24. This year-on-
year swing is mainly the return of prior period balances (primarily tax allowances), a lower inflation true-up and a lower in-year recovery on volumes and pass-through costs than 2023/24. In the prior year, there were £2 million of exceptional costs related to our cost-efficiency programme and integration costs of £1 million.
UK Electricity Transmission underlying operating profit increased by
9%. Underlying net revenues were £168 million (9%) higher principally from higher totex allowances (including fast money on ASTI spend) and inflationary increases and the non-repeat of the beneficial tax allowance true-up in 2023/24.
Regulated controllable costs including pensions were £7 million (3%)
higher from the impact of inflationary and workload increases mostly offset by efficiency savings. Other costs were higher, mainly relating to increased provision for project delivery risk and increased network innovation allowance costs.
The higher depreciation and amortisation principally reflects a higher asset base as a result of continued investment.
UK Electricity Distribution

£m	2024/25	2023/24	Change
Revenue	2,424	1,795	35%
Operating costs	(826)	(820)	(1%)
Statutory operating profit	1,598	975	64%
Exceptional items	12	18	(33%)
Adjusted operating profit	1,610	993	62%
Timing	(407)	159	n/m
Underlying operating profit	1,203	1,152	4%
Analysed as follows:
Net revenue	2,239	1,562	43%
Regulated controllable costs	(281)	(270)	(4%)
Post-retirement benefits	(21)	(20)	(5%)
Other operating costs	(78)	(56)	(39%)
Depreciation and amortisation	(249)	(223)	(12%)
Adjusted operating profit	1,610	993	62%
Timing	(407)	159	n/m
Underlying operating profit	1,203	1,152	4%
UK Electricity Distribution statutory operating profit was £623 million higher in the year, reflecting the impact of £566 million favourable year-
on-year timing movements. Timing over-recoveries of £407 million in
2024/25 were mainly due to inflation true-ups and the recovery of prior period balances. This compares with a timing under-recovery of
£159 million in the prior year.
In 2024/25 there were £12 million of exceptional costs related to our major transformation programme compared with £18 million of
exceptional integration costs in 2023/24.
UK Electricity Distribution underlying operating profit increased by
£51 million (4%). Underlying net revenues were £111 million higher than the prior year due to the impact of higher inflation and higher engineering recharges and incentive revenues.
Regulated controllable costs including pensions were £12 million
(4%) higher than the prior year from the impact of workload increases, combined with investment in capability build and inflationary increases, partly offset by efficiencies achieved. Other costs were £22 million higher as a result of the disruption from Storm Darragh (categorised as a 1 in 20 years storm event) and increased engineering recharges.
Depreciation and amortisation increased compared with the prior year due to the increasing asset base.

84	National Grid plc Annual Report and Accounts 2024/25
Financial review continued
UK Electricity System Operator

£m	2024/25	2023/24	Change
Revenue	1,029	3,788	(73%)
Operating costs	(1,242)	(3,406)	64%
Statutory operating (loss)/profit	(213)	382	(156%)
Exceptional items	(151)	498	n/m
Adjusted operating (loss)/profit	(364)	880	(141%)
Timing	479	(800)	n/m
Underlying operating profit	115	80	44%
Analysed as follows:
Net revenue	(188)	1,183	(116%)
Controllable costs	(159)	(212)	25%
Post-retirement benefits	(10)	(21)	52%
Other operating costs	(7)	(9)	22%
Depreciation and amortisation	—	(61)	100%
Adjusted operating (loss)/profit	(364)	880	(141%)
Timing	479	(800)	n/m
Underlying operating profit	115	80	44%
UK Electricity System Operator was purchased by the UK Government on 1 October 2024 and had been classified as ‘held for sale’ since
October 2023. Based on the scale and pass-through nature of the
UK Electricity System Operator, it was not considered to be a separate major line of business and hence, did not meet the definition of a discontinued operation under IFRS 5. The year-on-year performance is driven by two significant factors: (i) a net £800 million over-collection of revenues during 2023/24 (and the consequential partial return of these over-recovered balances during 2024/25); and (ii) a shorter ownership period, with only six months’ contribution in 2024/25.
UK Electricity System Operator statutory operating profit decreased by £595 million in the year as a result of adverse year-on-year timing swings (net of provisions for regulatory liabilities recognised under
IFRS). In 2023/24 a £498 million exceptional provision was made for the return of the estimated remaining balance of over-collected revenues at the expected date of disposal (at that time, expected to be
June 2024). This provision was partially reversed in 2024/25 generating an exceptional credit of £151 million in the current year. Under IFRS a regulatory liability is not usually recognised on balance sheet for the return of such over-recoveries, however due to the intended disposal of this business during 2024/25, a liability was recognised given these amounts were expected to be settled through the planned sale process as opposed to reduced future revenues. The remaining £347 million exceptional provision at the disposal date was reflected in the reported gain on disposal of this business.
During 2024/25, UK Electricity System Operator had a timing under-
recovery of £479 million arising from the return of prior period balances
(2024: £800 million net over-recovery). The 2023/24 over-recovery was the result of higher revenues collected through the BSUoS fixed price charges compared with total system balancing costs incurred during that year. At the disposal date, the impact of the residual net over-
recovered position was assessed when calculating the overall net disposal proceeds.
UK Electricity System Operator underlying operating profit increased by £35 million. Underlying net revenue was £92 million lower, partly offset by lower costs mainly driven by the shorter ownership period in 2024/25. Depreciation and amortisation was £61 million lower, representing depreciation being charged for only the first seven months of the prior year, prior to classification as ‘held for sale’.
New England

£m	2024/25	2023/24	Change
Revenue	4,306	3,948	9%
Operating costs	(3,298)	(3,307)	—%
Statutory operating profit	1,008	641	57%
Exceptional items	3	17	n/m
Remeasurements	(29)	(15)	n/m
Adjusted operating profit	982	643	53%
Timing	(61)	69	n/m
Major storm costs	3	90	(97%)
Underlying operating profit	924	802	15%
Analysed as follows:
Net revenue	2,648	2,295	15%
Regulated controllable costs	(706)	(701)	(1%)
Post-retirement benefits	(21)	(7)	(200%)
Bad debt expense	(62)	(79)	22%
Other operating costs	(408)	(445)	8%
Depreciation and amortisation	(469)	(420)	(12%)
Adjusted operating profit	982	643	53%
Timing	(61)	69	n/m
Major storm costs	3	90	(97%)
Underlying operating profit	924	802	15%
New England’s statutory operating profit increased by £367 million, principally as a result of improved underlying operating profit and lower major storm costs, along with the impact of £130 million favourable year-on-year timing movements. Timing over-recoveries of £61 million in 2024/25 are mainly due to phasing of energy efficiency programme spend and the collection of previous under-recovery of commodity costs. This compares with a timing under-recovery of £69 million in the prior year. Exceptional items included £7 million of charges related to our major transformation programme and a £4 million gain related to environmental provision movements. In 2023/24, there were £11 million of exceptional items related to the disposal of the Narragansett Electric
Company and £6 million related to our cost efficiency programme.
Commodity remeasurements were £14 million favourable to the
prior year.
New England’s underlying operating profit increased by £122 million
(15%) or £124 million (16%) on a constant currency basis. Underlying net revenue was £223 million higher driven by the benefits of rate case increases in Massachusetts Gas and Massachusetts Electric, higher capital tracker revenue and higher wholesale network revenues.
New England controllable costs increased by £5 million as a result of additional workload and inflation, which were largely offset by efficiency savings. Bad debt expense decreased by £17 million as a result of higher accounts receivable cash recoveries. Depreciation and amortisation increased as a result of higher investment. Other costs (on an underlying basis) were higher due to higher investment-
related expenses and higher property taxes, both driven by the growth in asset base.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	85

New York

£m	2024/25	2023/24	Change
Revenue	6,689	6,094	10%
Operating costs	(5,420)	(5,732)	5%
Statutory operating profit	1,269	362	251%
Exceptional items	(133)	506	n/m
Remeasurements	(113)	(8)	n/m
Adjusted operating profit	1,023	860	19%
Timing	343	20	n/m
Major storm costs	84	136	(38%)
Underlying operating profit	1,450	1,016	43%
Analysed as follows:
Net revenue	4,202	4,037	4%
Regulated controllable costs	(1,049)	(1,057)	1%
Post-retirement benefits	(33)	(21)	n/m
Bad debt expense	(141)	(96)	(47%)
Other operating costs	(1,225)	(1,345)	9%
Depreciation and amortisation	(731)	(658)	(11%)
Adjusted operating profit	1,023	860	19%
Timing	343	20	n/m
Major storm costs	84	136	(38%)
Underlying operating profit	1,450	1,016	43%
New York statutory operating profit increased by £907 million, principally as a result of £434 million higher underlying operating profit, £52 million lower major storms costs, £105 million higher commodity remeasurements gains and £639 million lower exceptional charges. Exceptional items included £9 million of charges related to our major transformation programme and a £142 million credit related to environmental provision movements (2024: £496 million cost).
In 2023/24 we incurred £10 million of exceptional charges as part of our cost efficiency programme. These factors were partly offset by timing under-recoveries of £343 million in 2024/25 compared with timing under-recoveries of £20 million in 2023/24. The change in timing was primarily driven by lower auction sale prices on transmission wheeling, the return of prior period transmission wheeling over-
collections, greater commodity under-recovery due to weather-driven gas bill volumes and KEDNY and KEDLI rates levelisation relating to new rates in 2024/25. These were partly offset by an over-recovery of energy efficiency programme costs in 2024/25.
New York underlying operating profit increased by £434 million
(43%), driven by higher net underlying revenues which increased by £488 million (12%) principally driven by increased rates in KEDNY and KEDLI under the new rate plan along with higher NIMO revenues related to a capex tracker for incremental investment. Regulated controllable costs were £8 million lower year-on-year, with increased workload and the impact of inflation being offset by efficiency savings. Bad debt expense increased by £45 million driven by increased receivables, in line with revenue increases. Depreciation and amortisation increased due to the growth in assets. Other costs
(on an underlying basis) decreased due to lower environmental costs
(net benefit in 2024/25 compared with net charge in 2023/24 related to inflation impacts across multiple sites), partially offset by higher property taxes, driven by increasing asset base.
National Grid Ventures

£m	2024/25	2023/24	Change
Revenue	1,397	1,389	1%
Operating costs	(1,220)	(665)	(83%)
Depreciation and amortisation	(173)	(166)	(4%)
Statutory operating profit	5	558	(99%)
Exceptional items	360	(89)	n/m
Remeasurements	15	—	n/a
Adjusted/underlying operating profit	380	469	(19%)
National Grid Ventures’ statutory operating profit reduced by
£553 million, principally as a result of a £303 million impairment of
Community Offshore Wind (COSW) investment, along with £57 million of exceptional transaction and separation costs for the planned disposal of National Grid Renewables and £15 million of commodity remeasurement losses all recognised in 2024/25. This compared with £89 million of net exceptional gains in 2023/24, consisting of
£92 million of property damage insurance proceeds for the IFA1 fire, net of £3 million of exceptional charges related to our prior cost efficiency programme.
National Grid Ventures’ underlying operating profit was £89 million lower than 2023/24. In the UK, interconnector profits decreased versus the prior year primarily as a result of lower interconnector revenues as market spreads returned to more historically normal conditions. On 30 September 2024, our Grain LNG business in the
UK and our National Grid Renewables business in the US were
reclassified as ‘held for sale’ with depreciation ceasing from that date onwards. In the US, profit was lower, primarily as a consequence of fewer renewable projects being sold to our Emerald joint venture.
Other activities

£m	2024/25	2023/24	Change
Statutory operating (loss)/profit	(10)	(117)	92%
Exceptional items	(133)	57	n/m
Adjusted operating (loss)/profit	(143)	(60)	(138%)
Analysed as follows:
Property	54	30	80%
Corporate and Other activities	(197)	(90)	(119%)
Adjusted operating (loss)/profit	(143)	(60)	(138%)
Other activities’ statutory operating loss of £10 million (2024:
£117 million loss) includes a net exceptional gain of £133 million, consisting of a £187 million exceptional gain on disposal of the
UK Electricity System Operator, net of £46 million of exceptional charges related to our major transformation programme and £8 million of exceptional transaction and separation costs incurred by our corporate function related to the planned disposal of our Grain LNG business. The prior year included £11 million of exceptional transaction, separation and integration costs related to the separation and disposal of UK Gas Transmission and the integration of National Grid Electricity
Distribution and £46 million of exceptional charges as part of our cost efficiency programme.
Other activities’ underlying operating loss was £143 million (including corporate costs) in 2024/25 compared with £60 million loss in 2023/24.
This increase mainly relates to £69 million higher fair value losses within our NG Partners portfolio, £24 million lower insurance captive profits combined with £12 million higher corporate centre costs, partially offset by higher UK property sales in the year.

86	National Grid plc Annual Report and Accounts 2024/25
Financial review continued
Exceptional items and remeasurements in operating
profit – continuing
In 2024/25, we classified a number of items as exceptional, which has the net impact of increasing our statutory operating profit by
£42 million (2024: £1,011 million decrease) compared with our adjusted and underlying operating profit measures. These items comprise of an exceptional credit of £146 million in 2024/25 related to a decrease in our environmental provisions (2024: £496 million charge); a £151 million provision release (2024: £498 million provision charge) in UK Electricity
System Operator for estimated timing over-recoveries returned prior to its disposal on 1 October 2024; a gain of £187 million on the disposal of the UK Electricity System Operator; a £303 million impairment of our investment in COSW; transaction, separation and integration costs of £65 million (2024: £44 million) and no insurance recoveries in the current year (2024: £92 million). Our ‘Evolution’ cost efficiency programme was completed in 2023/24 with £65m of exceptional costs in that year. For further details see note 5 to the financial statements.
In 2024/25, we embarked on a new four-year major transformation programme designed to implement our ‘pureplay networks business’
strategy, incurring £74 million of exceptional costs. The expected future costs for this programme are anticipated to be around £200 million.
We also exclude certain unrealised gains and losses on mark-to-market financial instruments (‘remeasurements’) from adjusted and underlying profit. In 2024/25, net remeasurement gains on commodity contract derivatives (i.e. ‘mark-to-market’ movements on derivatives used to hedge the cost of buying wholesale gas and electricity on behalf of
US customers and derivatives in our UK interconnectors business)
were £127 million, compared with net remeasurement losses of
£24 million in 2023/24.
Financing costs and taxation – continuing
Net finance costs
Statutory net finance costs of £1,357 million were down from
£1,464 million in 2023/24 and included derivative remeasurement gains of £4 million (2024: £15 million gains). Underlying net finance costs for the year were 8% lower than last year at £1,361 million.
The Rights Issue raised net proceeds of £6.8 billion in June 2024, resulting in lower average net debt than the prior year. The beneficial impact of this was partly offset by outflows for higher levels of capital investment and higher interest rates on new borrowings resulting in a net £80 million reduction in net debt related finance costs.
Other interest was favourable year on year reflecting higher capitalised interest partly offset by higher discount unwind on provisions. The effective interest rate for continuing operations of 4.1% is 10bps lower than the prior year rate.
Joint ventures and associates
The Group’s share of net profits from joint ventures and associates on a statutory basis increased to £73 million (2024: £37 million).
This was net of derivative remeasurement losses of £2 million (2024:
£64 million) in our NG Renewables joint venture. This investment was reclassified to held for sale on 30 September 2024, with no profits being recognised from that date onwards. On an adjusted basis, the share of net profits from joint ventures and associates decreased by
£26 million compared with 2023/24, mostly reflecting lower BritNed revenues driven by lower auction prices.
Tax
The statutory tax charge for continuing operations was £821 million
(2024: £831 million) including the impact of tax on exceptional items and remeasurements of £40 million credit (2024: £152 million credit).
The adjusted tax charge for continuing operations was £861 million
(2024: £983 million), resulting in an adjusted effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 25.3% (2024: 24.7%).
The underlying tax charge for the year (a non-GAAP measure) was
£616 million (2024: £515 million). The underlying effective tax rate
(excluding joint ventures and associates) of 15.4% was 20bps lower than last year (2024: 15.6%). This is mainly due to increased investment in NGET leading to a lower underlying tax charge, partly offset by the change in geographic profit mix. The Group’s tax strategy is detailed later in this review.
Discontinued operations
On 26 September 2024, we completed the sale of our residual 20%
interest in National Gas Transmission for proceeds of £686 million, resulting in a gain on disposal after transaction costs of £25 million.
The Group has not applied equity accounting in relation to this asset held for sale since 31 January 2023 (the date of sale of our
60% interest) resulting in no profits being recognised from that date onwards.
Capital investment and asset growth
Capital investment
Capital investment comprises capital expenditure in critical energy infrastructure, equity investments, equity funding contributions to joint ventures and associates, and net movements in capital expenditure-related prepayments to secure delivery of future capital investment projects.

	At actual exchange rates			At constant currency
£m	2024/25	2023/24	Change	2024/25	2023/24	Change
UK Electricity Transmission	2,999	1,912	57%	2,999	1,912	57%
UK Electricity Distribution	1,426	1,247	14%	1,426	1,247	14%
UK Electricity System Operator	—	85	(100%)	—	85	(100%)
New England	1,751	1,673	5%	1,751	1,668	5%
New York	3,289	2,654	24%	3,289	2,645	24%
National Grid Ventures	378	662	(43)%	378	661	(43)%
Other activities	4	2	100%	4	2	100%
Total Group	9,847	8,235	20%	9,847	8,220	20%
UK Electricity Transmission investment increased by £1,087 million compared with 2023/24 due to increased expenditure on ASTI
projects (including EGL1, EGL2, Yorkshire GREEN and North London reinforcement projects) and additional spend in customer connections, increased overhead line work, asset operations investment and
IT‑related capital projects.
UK Electricity Distribution increased by £179 million primarily due to additional asset replacement and refurbishment, growth in connections and higher reinforcement works.
New England, capital investment increased by £78 million primarily due to higher electric capital investment driven by asset conditioning and Advanced Metering Infrastructure (AMI) spend.
New York, capital investment was £635 million higher primarily due to a step up in gas capital investment in KEDNY and KEDLI following increases approved in the rate case (mains replacement and other mandated works) and along with higher electric investment in NIMO driven by the Climate Leadership and Community Protection Act
programme spend, in addition to higher AMI investment.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	87

Capital investment in National Grid Ventures was £284 million lower after completing the build of Viking Link in 2023/24 and with lower contributions from NG Renewables and Grain LNG (spend
post reclassification to ‘held for sale’ is not included within capital investment).
UK Electricity System Operator has no reported capital investment since being classified as held for sale during 2023/24.
Asset growth and regulated asset growth
(non‑GAAP measures)
A key part of our investor proposition is growth in our regulated asset base. The regulated asset base is a regulatory construct, representing the invested capital on which we are authorised to earn a cash return.
By investing efficiently in our networks, we add to our regulatory asset base over the long term and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value (RAV) in the UK, plus our rate base in the US (our regulated asset growth). We also invest in related activities that are not subject to network regulation and this further contributes to asset growth.
In total, asset growth in 2024/25 was 9.0% (2024: 9.7%). Asset growth tracks the overall increase in assets (excluding foreign exchange movements and the impact of significant increases or decreases from business acquisition or disposal transactions) using a combination of UK RAV and US rate base for our regulated businesses, and IFRS balances for our non-regulated businesses. Asset growth excludes the impact of the reduction in RAV as a result of the disposal of our
UK Electricity System Operator business during 2024/25. A detailed calculation of asset growth is provided on pages 294.
In terms of asset growth by business sector, UK RAV growth was 9.8%
(2024: 7.3%) driven by increased ‘slow money’ additions, partly offset by lower RAV indexation (lower year end CPIH inflation), along with higher RAV depreciation. US rate base grew strongly by 11.5% (2024:
11.5%), with continued high levels of capital expenditure (as measured under US GAAP) and more assets coming into service during the year resulting in increased rate base at 31 March 2025. On a combined basis, the increase in our UK RAV and US rate base (at constant currency) produced ‘regulated asset growth’ of 10.5% (2024: 9.1%).
Non-regulated businesses’ growth was (2.1)% (2024: 14.4%) mainly as a result of lower ongoing investment in National Grid Ventures and the impact of asset write-downs.
Cash flow, net debt and funding
Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 29 to the financial statements. ‘Adjusted net debt’ used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 287. The following table summarises the Group’s cash flow for the year, reconciling this to the change in net debt.
Summary cash flow statement

£m	2024/25	2023/24	Change
Cash generated from continuing operations	6,991	7,281	(4%)
Purchase of intangibles, PP&E, investments in JVs and acquisition of financial investments (net of disposals)[1]	(9,713)	(7,588)	(28%)
Dividends from JVs and associates	126	176	(28%)
Business net cash outflow from continuing operations	(2,596)	(131)	n/m
Net interest paid	(1,588)	(1,479)	(7%)
Net tax paid	(183)	(342)	46%
Cash dividends paid	(1,529)	(1,718)	11%
Other cash movements	11	16	(31%)
Net cash outflow (continuing)	(5,885)	(3,654)	(61%)
Disposals of subsidiaries and associates[2]	1,263	681	85%
Discontinued operations	22	102	(78%)
Rights Issue (net of costs)	6,839	—	n/m
Other, including net financing raised/(repaid) in year	(1,474)	3,298	n/m
Increase/(decrease) in cash and cash equivalents	765	427	79%

Reconciliation to movement in net debt
Increase/(decrease) in cash and cash equivalents	765	427	79%
Less: other net cash flows from investing and financing transactions	1,474	(3,298)	n/m
Net debt reclassified to held for sale	(55)	(23)	n/m
Impact of foreign exchange movements on opening net debt	528	466	13%
Other non-cash movements	(476)	(206)	n/m
(Increase)/decrease in net debt	2,236	(2,634)	n/m
Net debt at start of year	(43,607)	(40,973)	(6%)
Net debt at end of year	(41,371)	(43,607)	5%
1.Net of disposals and also net of £143 million exceptional insurance recoveries in 2023/24.
2.Cash proceeds of £577 million for ESO (which is net of the balance of cash and cash equivalents disposed) and £686 million (2024: £681 million) for our 20% remaining interest in National Gas Transmission. The total consideration received for the disposal of ESO was £673 million.
Cash flow generated from continuing operations was £7.0 billion,
£290 million lower than last year, mainly due to adverse timing movements (primarily in UK Electricity System Operator related to the return of BSUoS revenue over-recoveries which occurred in
2023/24). This impact was substantially offset by higher revenues in our retained regulated businesses compared with 2023/24, along with lower provisions and exceptional outflows. Cash expended on investment activities increased as a result of continued growth in our regulated businesses including a significant step-up of cash capital investment in UK Electricity Transmission which was £1.0 billion higher than the prior year, along with higher investment in New York,
New England and UK Electricity Distribution. The £9.7 billion outflow in 2024/25 includes ongoing cash investment in Grain LNG,
UK Electricity System Operator and National Grid Renewables,
subsequent to these businesses being reclassified as held for sale.
The prior year £7.6 billion outflow is net of insurance recoveries related to the rebuild of the IFA1 interconnector in the UK.

88	National Grid plc Annual Report and Accounts 2024/25
Financial review continued
Net interest paid increased mainly as a result of the timing of cash interest payments (accrued interest movements), partly offset by a lower average level of net debt which benefited from a net £6.8 billion inflow from the Rights Issue proceeds (net of transaction costs). The
Group made net tax payments of £183 million (2024: £342 million) for continuing operations during 2024/25. This decrease mainly related to lower taxable profits driven by over-recovered revenues in the prior year in the UK Electricity System Operator business.
The lower cash dividend reflected the higher weighted average scrip uptake of 31% in the current year (2024: 18%), partly offset by the annual inflationary increase on a dividend per share basis (after rebasing for the impact of the Rights Issue).
In 2024/25, we completed the sale of our UK Electricity System
Operator business to the UK Government for proceeds of £673 million
(including £45 million from completion adjustments received after
31 March 2025). We also sold our final 20% interest in National Gas
Transmission for proceeds of £686 million. In 2023/24 we reduced our interest in National Gas Transmission from 40% to 20% interest for proceeds of £681 million and received a dividend payment of
£102 million in discontinued operations.
During the year we raised net £6.8 billion (net of transaction costs)
of equity financing by means of a Rights Issue. This helped reduce overall Group regulatory gearing and will help finance capital investment across the Group during future years. In addition, we also raised £3.2 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme.
Other cash movements principally relate to net financing inflows or outflows to maintain our cash balances at an appropriate level in accordance with the Group liquidity policy, but do not have an impact on the Group’s net debt. Other non-cash movements which do impact net debt, primarily reflect changes in the sterling–dollar exchange rate, accretions on index-linked debt, lease additions and other derivative fair value movements, offset by the amortisation of fair value adjustments on acquired debt.
As at 14 May 2025, we have £7.8 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates beyond May 2026. National Grid’s balance sheet remains robust, with strong overall investment grade ratings from Moody’s, Standard
& Poor’s (S&P) and Fitch.
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
Financial position
The following table sets out a condensed version of the Group’s IFRS balance sheet.
Summary balance sheet

£m	31 March 2025	31 March 2024	Change
Goodwill and intangibles	13,096	13,160	—%
Property, plant and equipment	74,091	68,907	8%
Assets and liabilities held for sale	2,194	349	529%
Other net liabilities	(805)	106	(859%)
Tax balances	(8,246)	(7,728)	(7%)
Net pension assets	1,916	1,814	6%
Provisions	(3,049)	(3,109)	2%
Net debt	(41,371)	(43,607)	5%
Net assets	37,826	29,892	27%
Goodwill and intangibles reduced mainly as a result of changes in exchange rates and reclassifications to held for sale. Property, plant and equipment increased mainly as a result of the continuing capital investment programme offset by exchange rate movements and
reclassifications to held for sale. Assets held for sale at 31 March 2025 comprised our UK Grain LNG business and our US National Grid
Renewables business and at 31 March 2024 comprised the retained 20%
minority interest in National Gas Transmission and all of the UK Electricity
System Operator business, both of which were fully divested during
2024/25. Tax balances increased principally from accelerated tax depreciation due to ongoing capital investment, movements in other net temporary differences and the impact of exchange rate movements. Net pension assets increased as a result of increased employer contributions into other post-retirement benefit schemes, a decrease in liabilities primarily from higher discount rates and exchange rate movements.
Provisions were reduced principally as a result of decreases in US environmental charges and the impact of the discount unwind. Other movements are largely explained by net working capital inflows and changes in the sterling–dollar exchange rate.
Regulatory gearing (a non-GAAP measure), is calculated as net debt as a proportion of total regulatory asset value and other business invested capital, reduced significantly in the year to 61% as at 31 March 2025.
This was lower than the previous year-end level of 69% with benefits from the £6.8 billion Rights Issue net proceeds, £1.3 billion of proceeds from sales of businesses (UK Electricity System Operator and the final
20% interest in National Gas Transmission), partly offset with a
£1.4 billion adverse swing in timing under/over-recoveries. Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March
2025 was 61% (2024: 67%), with the current overall Group credit rating of BBB+/Baa1 (S&P/Moody’s).
Retained cash flow as a proportion of adjusted net debt was 9.8%, up 60bps from 2023/24 and above the long-term average level of
7.0% indicated by Moody’s, as consistent with maintaining our current Group rating.
Off-balance sheet items
There were no significant off-balance sheet items other than the commitments and contingencies detailed in note 30 to the financial statements. In accordance with IFRS, regulatory assets and regulatory liabilities are not recognised on the balance sheet. Further information in respect of certain of the Group’s energy purchase contracts and commodity price risk is disclosed in note 32(f) to the financial statements.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	89

Economic returns (non-GAAP measures)
A principal way in which we measure our performance in generating value for shareholders is to divide regulated financial performance by regulatory equity, to produce RoE.
As explained on page 288, regulated financial performance adjusts reported operating profit to reflect the impact of the Group’s various regulatory economic arrangements in the UK and US. In order to show underlying performance, we calculate RoE measures excluding exceptional items of income or expenditure.
Group RoE is used to measure our performance in generating value for our shareholders by dividing regulated and non-regulated financial performance, after interest and tax, by our measure of equity investment in all our businesses, including the regulated businesses,
NGV and other activities and joint ventures. This metric’s calculation methodology was updated during 2024/25 with comparative amounts restated accordingly. For further details please see page 291.
Regulated businesses’ RoEs are measures of how the businesses are performing compared with the assumptions and allowances set by our regulators. US jurisdictional and UK entity regulated returns are calculated using the capital structure assumed within their respective regulatory arrangements and, in the case of the UK, assuming inflation of 2% CPIH under RIIO-2. As these assumptions differ between the UK and the US, RoE measures are not directly comparable between the two geographies. In our performance measures, we compare achieved
RoEs to the level assumed when setting base rate and revenue allowances in each jurisdiction.
Return on Equity ‘RoE’ (non-GAAP measures)

%	2024/25	2023/24	Change
UK Electricity Transmission	8.3%	8.0%	30bps
UK Electricity Distribution	7.9%	8.5%	-60bps
New England	9.1%	9.2%	-10bps
New York	8.7%	8.5%	20bps
Group RoE[1]	9.0%	10.5%	-150bps
1.Our calculation methodology for Group RoE changed in 2024/25. Comparative amounts have been restated accordingly. See page 291 for details.
In 2024/25, UK Electricity Transmission achieved operational returns of 8.3%, delivering 100bps of outperformance under RIIO-T2, mainly from totex performance related to savings on capital delivery (2024:
8.0% achieved return, or 100bps above the allowed base return).
UK Electricity Distribution achieved an operational return of 7.9%
in 2024/25, including 20bps outperformance, mostly consisting of non‑totex performance incentives. Outperformance was impacted by the costs associated with Storm Darragh and the adverse impact of the RIIO‑ED2 Real Price Effect (RPE) mechanism, where lower than anticipated allowances due to reductions in commodity indices have not tracked actual costs incurred (2024: 8.5% achieved return, or
110bps above the allowed base return).
New England’s achieved return of 9.1% was 92% of the allowed return in 2024/25 compared with an achieved return of 9.2% in 2023/24. New
York’s achieved return of 8.7% was 94% of the allowed return in
2024/25 compared with an achieved return of 8.5% in 2023/24. The quoted returns for New England and New York represent the weighted average return across operating companies within each jurisdiction.
Overall Group RoE, which incorporates NGV, property, corporate and other activities, and financing and tax performance, was
9.0% in 2024/25 compared with 10.5% achieved in 2023/24.
This decrease was principally due to the impact of the Rights Issue proceeds increasing the equity denominator by means of reducing
Group gearing.
Tax transparency
As a responsible taxpayer, we have voluntarily included additional tax disclosures, which we believe are of significant interest to many of our stakeholders. For information on the Company’s activities, please see page 2, and for a definition of discontinued operations, please see note 10 to the financial statements.
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
Chief Financial Officer who oversees and approves the tax strategy on an annual basis. For more detailed information, please refer to our published tax strategy on our website.

90	National Grid plc Annual Report and Accounts 2024/25
Financial review continued
Country-by-country reporting summary
We have disclosed in the table below data showing the scale of our activities in each of the countries we operate in. This allows our stakeholders to see the profits earned, taxes paid and the context of those payments. The Group’s entities are tax resident in their jurisdiction of incorporation other than where indicated in the footnotes to note 34 to the financial statements.

2024/25	Revenue			Profit/ (loss) before income tax[3] £m	Income tax accrued – current year[4] £m	Tangible assets/ (liabilities) other than cash and cash equivalents[5] £m
Tax jurisdiction	Unrelated party[1] £m	Related party[2] £m	Total £m
United Kingdom	6,707	241	6,948	2,703	67	34,680
United States	11,671	58	11,729	947	47	39,411
Isle of Man	—	51	51	51	—	—
Luxembourg	—	—	—	—	—	—
Belgium	—	—	—	1	—	—
Total	18,378	350	18,728	3,702	114	74,091

2023/24	Revenue			Profit/ (loss) before income tax[3] £m	Income tax accrued – current year[4] £m	Tangible assets/ (liabilities) other than cash and cash equivalents[5] £m
Tax jurisdiction	Unrelated party[1] £m	Related party[2] £m	Total £m
United Kingdom	9,063	128	9,191	2,890	411	32,189
United States	10,787	68	10,855	181	82	36,718
Isle of Man	—	44	44	56	—	—
Luxembourg	—	—	—	—	—	—
Belgium	—	—	—	—	—	—
Total	19,850	240	20,090	3,127	493	68,907
1.Unrelated party revenue comprises revenue from continuing operations of £18,378 million
(2024: £19,850 million) (see consolidated income statement) and revenue from discontinued operations of £nil (2024: £nil) (see note 10 to the financial statements).
2.Related party revenue only includes cross-border transactions and comprises related party revenue from continuing operations of £350 million (2024: £240 million)
and related party revenue from discontinued operations of £nil (2024: £nil).
3.Profit/(loss) before income tax (PBT) from operations after exceptionals comprises continuing operations PBT of £3,650 million (2024: £3,048 million) (see consolidated income statement) and discontinued operations PBT of £52 million (2024: £79 million)
(see note 10 to the financial statements).
4.Current year income tax accrued comprises current year income tax from continuing operations of £113 million (2024: £492 million) (see note 7 to the financial statements)
and current year income tax from discontinued operations of £1 million (2024: £1 million).
See the tax charge to tax paid reconciliation below for further information.
5.Tangible assets comprises property, plant and equipment (see consolidated statement of financial position) and excludes tangible fixed assets for businesses classified as
‘held for sale’ or disposed of during the year of £1,359 million (UK Electricity System
Operator (ESO) £121 million, National Grid Renewables £340 million, Grain LNG
£898 million) (2024: UK Electricity System Operator (ESO) £113 million) (see note 10 to the financial statements).
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
Where there are related party transactions, these are taxed on an arm’s length basis in accordance with the Organisation for Economic
Co-operation and Development (OECD) principles.
Group’s total tax charge to tax paid
The total tax charge for the year disclosed in the financial statements in accordance with accounting standards and the equivalent total corporate income tax paid during the year will differ.
The principal differences between these two measures are as follows:
Reconciliation of Group’s total tax charge to tax paid

£m	2024/25	2023/24
Total Group tax charge[1]	822	832
Adjustment for Group non-cash deferred tax	(783)	(465)
Adjustments for Group current tax (charge)/credit in respect of prior years	75	126
Group current tax charge	114	493
Group tax charge not payable in the current year	(46)	(63)
Group tax instalment payments (repayable)/ payable in respect of the prior year	25	2
Tax instalment payments over/(under) paid in the current year	(27)	(22)
Tax recoverable offset against current tax payments due	—	(72)
Tax instalment payments over/(under) paid due in the following year	—	—
Group tax payment/(refunds) in respect of prior years paid in the current year	—	3
Tax balance included with Other liabilities in note 10	117	1
Group tax paid	183	342

Profit before income tax[2]	3,702	3,127

	%	%
Effective cash tax rate	4.9	10.9
Effective tax rate[3]	22.2	26.6
1.Total Group tax charge from operations after exceptionals is comprised of tax charge of continuing operations of £821 million (2024: £831 million) and discontinued operations of £1 million (2024: £1 million).
2.Profit/(loss) before income tax (PBT) from continuing operations after exceptionals is comprised of continuing operations PBT of £3,702 million (2024: £3,048 million) and discontinued operations PBT of £52 million (2024: £79 million).
3.Effective tax rate for continuing operations after exceptionals is 22.5% (2024: 27.3%)
and discontinued operations is 2.1% (2024: 1.3%).
Effective cash tax rate
The effective cash tax rate for the total Group is 4.9%. The difference between this and the accounting effective rate of 22.2% is primarily due to the following factors.
National Grid is a capital-intensive business, across both the UK and the US, and as such invests significant sums each year in its networks.
In 2024/25 the Group’s total capital expenditure was £9,847 million.
To promote investment, tax legislation allows a deduction for qualifying capital expenditure at a faster rate than the associated depreciation in the statutory accounts. The impact of this is to defer cash tax payments into future years. As the Group’s qualifying capital expenditure has increased from the prior year, the resulting available tax deductions have further reduced the effective cash tax rate.
The sale of the ESO in the year gave rise to a non-taxable gain as it met the conditions of the UK Substantial Shareholding Exemption.
This also reduced the effective cash tax rate for the year.
The Group continued to make payments into the UK defined benefit pension schemes, National Grid Electricity Group section of the
Electricity Supply Pension Scheme and the Western Power Pension
Scheme during the course of the year. These payments have further reduced the overall cash tax paid in the UK.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	91

Group’s total tax contribution
The total amount of taxes we pay and collect globally year-on-year is significantly more than just the tax which we pay on our global profits.
To provide a full picture, we have disclosed the Group’s global total tax contribution which includes contributions from both continuing and discontinued businesses.
Group’s total tax contribution 2024/25 (taxes borne/collected)
Taxes borneTaxes collected
£1.9bn
£1.6bn

Key:		£m
■	People	274
■	Product	215
■	Profit	183
■	Property	1,237
■	Miscellaneous	33
	Total	1,942

Key:		£m
■	People	865
■	Product	780
■	Miscellaneous	1
	Total	1,646

Taxes borne are a cost to the Group. Taxes collected are taxes generated by the operations of the Group which we are obliged to administer on behalf of the government (e.g. income tax under PAYE, employees’ national insurance contributions).

2024/25	Tax contribution
Tax jurisdiction	Income tax paid/ (repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne[2] £m	Taxes collected £m	Total tax contribution £m	Number of employees[3] as at 31 March 2025
United Kingdom	156	247	140	858	1,401	13,477
United States	27	990	382	788	2,187	18,177
Ireland	—	—	—	—	—	—
Isle of Man	—	—	—	—	—	—
Luxembourg	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—
Total	183	1,237	522	1,646	3,588	31,654

2023/24	Tax contribution
Tax jurisdiction	Income tax paid/ (repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne[2] £m	Taxes collected £m	Total tax contribution £m	Number of employees[3] as at 31 March 2024
United Kingdom	341	227	151	1,102	1,821	13,956
United States	1	956	338	710	2,005	17,469
Ireland	—	—	—	—	—	—
Isle of Man	—	—	—	—	—	—
Luxembourg	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—
Total	342	1,183	489	1,812	3,826	31,425
1.See the tax charge to tax paid reconciliation above for further information.
2.Other taxes borne is made up of People, Product and Miscellaneous taxes.
3.Number of employees is calculated as the total National Grid workforce across all parts of the business, including Non-executive Directors and Executive Directors and employees of the discontinued operations. All are active, permanent employees as well as both full-time and part-time employees.
For 2024/25, our total tax contribution was £3,588 million
(2023/24: £3,826 million), taxes borne were £1,942 million (2023/24:
£2,014 million) and taxes collected were £1,646 million (2023/24:
£1,812 million). Our total tax contribution has decreased in the year primarily due to a reduction in product taxes collected (e.g. UK VAT)
and profit taxes. This is principally as a result of the sale of the ESO part way through the year.
Two thirds of the tax borne by the Group continues to be in relation to property taxes, of which £990 million are paid in the US across over
1,200 cities and towns in Massachusetts, New Hampshire, New York and Vermont. These taxes are the municipalities principal source of revenue to fund school districts, police and fire departments, road construction and other local services.
In the UK, we participate in the 100 Group’s Total Tax Contribution
Survey. The survey ranks the UK’s biggest listed companies in terms of their contribution to the total UK Government’s tax receipts. The most recent result of the survey for 2023/24 ranks National Grid as the 15th highest contributor of UK taxes (2022/23: 13th), the 12th highest in respect of taxes borne (2022/23: 11th) and third (2022/23:
1st) in respect of capital expenditure of £3,052 million (2022/23:
£3,057 million) on fixed assets. Our ranking in the survey is proportionate to the size of our business and capitalisation relative to the other contributors to the survey.
However, National Grid’s contribution to the UK and US economies is broader than just the taxes it pays over to and collects on behalf of the tax authorities.
Both in the UK and the US we employ thousands of individuals directly.
We also support jobs in the construction industry through our capital expenditure, which in 2024/25 was £9,847 million, as well as supporting a significant number of jobs in our supply chain.
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
To ensure that the needs of our stakeholders are considered in the development of tax policy we are a member of a number of industry groups which participate in the development of future tax policy, such as the Electricity Tax Forum, together with the 100 Group in the UK, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. We undertake similar activities in the US, where the Group is an active member in the Edison Electric Institute, the American Gas Association, the
Global Business Alliance, the American Clean Power Association,
the Business Council for Sustainable Energy and the Solar Energy
Industries Association.
Feedback from these groups, such as the results of the 100 Group
Total Tax Contribution survey helps to ensure that we consider the needs of our stakeholders and are engaged at the earliest opportunity on tax issues which affect our business.

92	National Grid plc Annual Report and Accounts 2024/25
Financial review continued
Pensions
In 2024/25, defined contribution pensions, defined benefit pensions and other post-employment benefit operating costs were slightly higher than prior year at £305 million (2024: £273 million).
During the year, our pensions and other post-retirement benefit plans increased from a net surplus position of £1,814 million at 31 March 2024 to a net surplus of £1,916 million at 31 March 2025.
This was principally the result of actuarial losses on plan assets of £1,204 million (lower investment returns) and actuarial gains on plan liabilities of £1,175 million (higher discount rates from corporate bond yields and lower long-term RPI inflation expectations). Employer contributions during the year were £282 million (2024: £165 million), including £12 million (2024: £23 million) of deficit contributions. As at 31 March 2025, the total
UK and US assets and liabilities and the overall net IAS 19 (revised) accounting surplus (2024: surplus) is shown below. Further information can be found in note 25 to the financial statements.
Net defined benefit asset

	UK pensions		US pensions		US other post-retirement benefits		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
Liabilities	(51)	(56)	(196)	(210)	(326)	(327)	(573)	(593)
Assets	1,179	1,317	672	618	638	472	2,489	2,407
Net defined benefit asset	1,128	1,261	476	408	312	145	1,916	1,814
Dividend
The Board has recommended a final dividend to 30.88p per ordinary share ($2.0545 per American Depository Share), which will be paid on
17 July 2025 to shareholders on the register of members as at 30 May
2025. If approved, this will bring the full-year dividend to 46.72p per ordinary share, representing an increase of 3% to the 45.26p ‘rebased’
dividend per share (as explained below) for 2023/24. This is in line with the increase in average UK CPIH inflation for the year ended 31 March
2025 as set out in our dividend policy.
As part of the Rights Issue, the Board announced that the overall cash dividend level would be maintained, with the additional shares from the Rights Issue resulting in a reduction to calculated dividend per share. The total dividend to shareholders (cash plus scrip) in respect of the financial year to 31 March 2024 was £2,167 million
(58.52p per share). This total dividend of £2,167 million spread across a higher number of shares adjusted for the Rights Issue equated to a ‘rebased’ dividend per share in respect of 2023/24 of 45.26p
(see calculation on page 295).
The Board aims to grow annual dividend per share (DPS) in line with
UK CPIH, thus maintaining the DPS in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.
At 31 March 2025, National Grid plc had £18.0 billion of distributable reserves, which is sufficient to cover more than five years of forecast
Group dividends. If approved, the final dividend will absorb approximately £1,512 million of shareholders’ funds. The 2024/25 full dividend is covered approximately 1.6x by underlying earnings.
The Directors consider the Group’s capital structure at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.
A scrip dividend alternative will again be offered in respect of the
2024/25 final dividend.
New accounting standards
We did not adopt any new accounting standards in 2024/25.
Amendments to certain existing accounting standards were adopted during the year, but these had no material impact on the Group’s results or financial statement disclosures.
Post balance sheet events
For further details, see note 36 to the financial statements.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	93
Viability Statement
The Board’s consideration of the longer-term viability of the Group is an extension of our business planning process.
The process includes financial forecasting, risk
assessment, regular budget reviews as well as
scenario planning incorporating industry
trends, considering any emerging issues and
economic conditions. Our business strategy
aims to enhance our long-term prospects by
making sure our operations and finances
are sustainable.
As required by provision 31 of the 2018 UK
Corporate Governance Code, the Board has
formally assessed the prospects of the Group,
and this assessment has been made over the
next five financial years in line with the
Company’s Strategic Business Plan. The
assessment includes the potential impact
(financial and reputational) of different stress
testing scenarios on our Group Principal Risks
which are severe but plausible and could
impact the longer-term viability of the
Company, our solvency and liquidity.
We also consider Emerging Risks and select a
cluster scenario to assess the potential impact
of several of our Group Principal Risks
crystallising at the same time.
Risk cluster
The impact of a cluster of the Group Principal
Risks crystallising over the assessment period
was considered by analysing risk
interconnectivities to select a risk cluster and
stress testing scenario that could pose the
most significant threat to our viability. Our
cluster scenarios modelled the financial
impact of a significant cyber-attack, resulting
in a significant data breach, a catastrophic
asset failure in the US gas business, energy
disruption, and impact on our New York gas
operating licences (gas specifically due to the
potentially higher risk of catastrophic failure by
nature of the assets).
While the cluster scenarios would lead to
significant impacts, management would have
mitigation strategies available to ensure the
Company remains viable over the five-year
assessment period. National Grid operates in
stable markets and the robust financial
position of the Group, including the ability to
sell assets, raise capital and suspend or
reduce the payment of dividends, provides a
range of options to secure viability in addition
to ensuring we would have a sound
operational response.
Viability
The Directors are satisfied that they have
sufficient information to judge the viability of
the Company and, based on the assessment
described above and on pages 34–41, have a
reasonable expectation that the Company will
be able to continue operating and meet its
liabilities as they fall due in the period to
May 2030.

Principal Risk stress testing
Each Group Principal Risk was considered and, where appropriate, a stress testing scenario was identified to assess impacts on reputation and financial performance over the five-year assessment period as detailed below. All scenarios are considered low probability events.

High				GPR	Stress testing scenarios
				Catastrophic cyber security incident*	A significant successful cyber attack.
				Significant disruption of energy*	Significant energy disruption event due to an extreme weather event across the US, UK and interconnectors, impacting a large number of customers.
				Upstream supply	Severe gas supply disruptions in the US impacting a large number of customers.
				Significant safety or environmental event (asset failure)*	A catastrophic failure of the US gas system, leading to a major safety breach or environmental spill.
Financial impact				Major capital programmes	Inability to either successfully secure appropriate incentive mechanisms and/or deliver our major capital projects
				Satisfactory regulatory outcomes	Poor outcome of future US rate case filings, and low performance under RIIO-T3 in the UK.
				Climate change mitigation	Inability to meet net zero targets.
				Political and societal expectations	Challenges in NY/MA to meet increasing demand due to infrastructure constraints alongside diminishing acceptance of the energy transition
				People capability and capacity	n/a
Low				Financing our Business*
Financing a significant capital investment
programme driven by energy transition targets in
the UK and US, amid higher interest rates,
inflation and concerns about cash flow
sufficiency and market risk.

	Internal	Reputational impact	International	* included as part of risk cluster

94	National Grid plc Annual Report and Accounts 2024/25
Corporate Governance
Effective
governance

Strategic Report	Corporate Governance	Financial Statements	Additional Information	95

96	National Grid plc Annual Report and Accounts 2024/25
Chair’s statement
Dear Shareholders,
I am pleased to present the 2024/25 Corporate Governance Report which provides an overview of how our Board operates for the benefit of shareholders and other stakeholders. This year will be our final year of reporting against the 2018 UK Corporate Governance Code (the
‘Code’), with which we are fully compliant. During the year, we have looked at our governance practices alongside the UK Corporate
Governance Code 2024 (the ‘2024 Code’), to both ensure that we are compliant from 1 April 2025 and that we are aligned with the spirit of the Code in promoting good governance. We were pleased to note that we are already compliant with the updated provisions of the 2024 Code which we are required to report on next year.
Year in review
The Board has engaged with several key topics during the year. We carefully reviewed all elements of the 2024 Rights Issue, which concluded successfully. All of the representations regarding the
Company and its strategy were scrutinised, including operations and future commitments. Leading up to the offering, our diligence included consideration of the delivery of our capital plans, disposals of non-core businesses, and regulatory matters. We periodically undertake ‘deep-
dives’ into topics that require the devotion of extra time, often over several meetings or in off-cycle enrichment sessions. Among the topics under review during the year were: customer service strategy; adoption of, and investment in, technology; AI-related demand; connections policy; and the net zero policies of our various jurisdictions.
We also undertook an internally-facilitated evaluation of the Board’s effectiveness, following three years in which we utilised independent external advice. The key observations from this review can be found on page 108.
Board composition and changes
Since our refreshment process began in 2021, seven new Board members have been inducted, including me. The service of only four current Board members pre-dates 2021, two of whom are Executive
Directors. With this much change in expertise and outlook, Board members agreed that continuing to develop deeper expertise and collaboration was more important than further refreshment. As noted
elsewhere in this Annual Report, a substantial amount of time was focused on succession and talent development. This responsibility is best undertaken by a board that has had some time to have contact with key managers and leaders in the organisation.
We had one notable change to the overall operation of the Board in the year under review. Julian Baddeley joined as Group Company
Secretary in July 2024 following the creation of a standalone Group
Company Secretary role, reflecting the wider remit and responsibilities of the new Chief Legal Officer role held by Justine Campbell. On 1 May
2025, we announced that Zoë Yujnovich will become our next Chief
Executive upon the retirement of John Pettigrew. Zoë will join the
Board on 1 September 2025, when she begins her employment as
CEO Designate.
Employee engagement
We have continued with our programme of employee engagement
through the year. This has included engaging with our employee resource groups, meeting high potential colleagues, and inviting leaders across the business to join the Board for informal discussions.
Our Directors, and the Board as a whole, have also undertaken site visits across the business. These visits allow the Board to assess the ethos and culture of our business units and encourage open and honest communication.
In November 2024, the Board considered our alternative Board workforce engagement arrangement of ‘Full Board Employee Voice’
and determined that it continues to provide meaningful engagement across the business. Further information on the Board’s interactions with employees and site visits can be found on pages 106 and 107.
Engagement with other stakeholders
As Chair, I engaged with investors across the year, particularly as part of the 2024 Rights Issue. As part of our Directors’ Remuneration Policy review, Martha Wyrsch, Remuneration Committee Chair, reached out to large shareholders and investor bodies to seek constructive dialogue on the changes being proposed to Directors’ remuneration.
All of our Committee Chairs make themselves available to meet with investors and investor bodies to discuss areas within the remit of their
Committees. The Board also met with various external stakeholders during the year, including the Chair and CEO of the National Energy
System Operator and the CEO of the New York Independent System
Operator, so that we can understand matters and issues of concern first-hand.
Further information on our engagement with key stakeholders can be found in the ‘Our stakeholders’ section on pages 22 to 24.
AGM
I look forward to welcoming shareholders to our AGM on 9 July 2025, which will again be held in Warwickshire as a hybrid meeting, providing the opportunity for shareholders to join online or in person. Further details can be found in the Notice of AGM, which is available on our website.
Paula Rosput Reynolds
Chair
14 May 2025

Strategic Report	Corporate Governance	Financial Statements	Additional Information	97
Governance at a glance
UK Corporate Governance Code (the ‘Code’) – 2024/25 Compliance Statement
The Company is subject to the Principles and Provisions of the Code, published by the Financial Reporting Council in July 2018 (available at
frc.org.uk). For the year ended 31 March 2025, the Board considers that the Company has complied in full with the Provisions of the Code. This
Corporate Governance Report, taken as a whole, explains how the Company has applied the Principles and complied with the Provisions of the
Code. The table below provides a guide to where the most relevant explanations are given:

Principles of the Code
1	Board leadership and company purpose
A.	The role of the Board and long-term sustainable success	4, 98
B.	Purpose, values, strategy and culture	2 – 3, 8 – 10, 14 – 17, 51 – 54, 106
C.	Resources and prudent and effective controls	34 – 41
D.	Shareholder and stakeholder engagement	22 – 24, 104 – 107
E.	Workforce policies and practices	23, 51 – 54, 107
2	Division of responsibilities
F.	Chair’s leadership	4, 96 – 98
G.	Board composition and division of responsibilities	99 – 102
H.	Time commitment and role of Non-executive Directors	99 – 102, 109
I.	Policies, processes, information and resources	96 – 98, 107, 276

3	Composition, succession and evaluation
J.	Board appointments and succession planning	110 – 111
K.	Board and Committee skills, experience, knowledge and tenure	99 – 102, 110 – 111
L.	Board evaluation	108
4	Audit, risk and internal controls
M.	Independence and effectiveness of internal and external audit functions	117
N.	Fair, balanced and understandable assessment	113
O.	Risk management, internal control and determining the nature and extent of principal risks	34 – 41, 116
5	Remuneration
P.	Remuneration policies and practices	121 – 149
Q.	Director and senior management remuneration	121 – 149
R.	Independent judgement and discretion in remuneration outcomes	121 – 125
Details on information required for our US Securities and Exchange
Commission (SEC) filing and the Form 20-F can be found on page 271.

Meeting attendance
The table below sets out Directors’ attendance at the seven scheduled Board meetings also held during the year ended 31 March 2025. Two ad hoc meetings were held in the year.
Directors	Committee Chair	Board	People & Governance Committee	Audit & Risk Committee	Safety & Sustainability Committee	Finance Committee	Remuneration Committee
Paula Rosput Reynolds		7/7	3/3	–	–	–	–
John Pettigrew		7/7	–	–	–	3/3	–
Andy Agg		7/7	–	–	–	3/3	–
Ian Livingston		7/7	–	5/5	–	–	4/4
Jacqui Ferguson[1]		6/7	–	5/5	2/2	–	–
Iain Mackay[2]		6/7	–	5/5	–	3/3	4/4
Anne Robinson[3]		6/7	–	–	3/4	–	4/4
Earl Shipp		7/7	3/3	–	4/4	–	–
Jonathan Silver[4]		7/7	3/3	1/1	–	3/3	–
Tony Wood		7/7	3/3	–	4/4	–	–
Martha Wyrsch		7/7	–	–	4/4	–	4/4
1.Jacqui Ferguson was unable to attend the July 2024 Board meeting due to illness. Jacqui received all Board papers and had the opportunity to provide comments to the Board prior to the meeting.
Jacqui Ferguson joined the Safety & Sustainability Committee on 5 July 2024 and attended all meetings held after her appointment.
2.Iain Mackay was unable to attend the May 2024 Board meeting due to a pre-existing commitment. Iain received all Board papers and had the opportunity to provide comments to the Board prior to the meeting.
3.Anne Robinson was unable to attend the July 2024 Board and the March 2025 Safety & Sustainability Committee meetings due to pre-existing commitments. Anne received all Board and Committee papers and had the opportunity to provide comments prior to the meetings.
4. Jonathan Silver stepped down from the Audit & Risk Committee effective 5 July 2024.

Committee
Audit & Risk Committee	People & Governance Committee	Safety & Sustainability Committee
Finance Committee	Remuneration Committee	Group Executive Committee

98	National Grid plc Annual Report and Accounts 2024/25
Corporate governance overview
We have a high-functioning and balanced Board. Our governance framework ensures that the Board is effective in its decision making and in its oversight of the Group’s activities, complementing our values of do the right thing, find a better way and make it happen.
Governance structure
The schedule of matters reserved for the Board and the Terms of Reference for each of our Board Committees are available in our Board
Governance document which can be found on our website.
Our governance framework

Board of Directors

The Board is responsible for the effective oversight of the Group. It determines the Group’s strategic direction and objectives, business plan, dividend policy, viability and governance structure to help achieve long-term success and deliver sustainable shareholder value. It is also responsible for establishing the Company’s strategy, purpose, values and culture. The
Board considers key stakeholders in its decision making and, in doing so, ensures that Directors comply with their duty under section 172 of the
Companies Act 2006 (see page 22).

To operate efficiently and maintain appropriate oversight and consideration over relevant matters, the Board delegates certain responsibilities to the
Board Committees. The Chair of each Committee reports to the Board on their respective Committee’s activities, and Committee papers and minutes are available to all Directors unless there is an actual or perceived conflict of interest.

Board Committees

People & Governance Committee •Composition of the Board and its Committees •Succession planning •Corporate governance Framework •Board workforce engagement strategy	Audit & Risk Committee •Financial reporting •Internal control and risk management framework •Compliance •Internal and external audit •Whistleblowing •Responsible Business disclosures and assurance	Safety & Sustainability Committee •Safety, including occupational, public and process safety •Sustainability, including the impact of the Group’s operations on stakeholders	Finance Committee •Treasury •Tax •Pensions and post- retirement plans •Insurance •Commodities	Remuneration Committee •Remuneration framework for the Chair, Executive Directors and Group Executive Committee members •Remuneration practices and policies for the wider workforce
pages 110 – 111	pages 112 – 118	page 119	page 120	pages 121 – 125

Board composition and roles
As at the date of this report, the Board comprises a Non-executive Chair (independent on appointment), two Executive Directors (Chief Executive and Chief Financial Officer) and eight independent Non-executive Directors. Biographies for each of our Directors can be found on pages 99 to 102.
There is a clear division of responsibilities between the Chair, the Chief Executive and the Senior Independent Director. The key responsibilities of each role are set out in our Board Governance document which can be found on our website.

Group Executive Committee and other management committees

The Group Executive Committee oversees the safety, operational and financial performance of the Company. It is responsible for making the day-to-day management and operational decisions it considers necessary to safeguard the interests of the Company and to execute the strategy, business objectives and targets established by the Board.
Biographies for the Group Executive Committee members can be found on our website. The Group Executive Committee is supported by management committees, including:

Safety, Health & Sustainability Committee Provides oversight and strategic guidance on Group-wide safety, health and sustainability matters affecting the Company and its stakeholders.	Reputation & Stakeholder Management Executive Committee Assesses the broader external context in which the Company operates and provides strategic oversight for external engagement.	Ethics, Risk & Compliance Committee Oversees the implementation of the Group’s risk management and compliance framework and assessment of the Group’s principal risks.	Policy & Regulation Committee Agrees and provides strategic oversight of Group public policy priorities and positions.	Investment Committee Has delegated authority to approve investment decisions across the Group.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	99
Our Board

Paula Rosput Reynolds Chair	John Pettigrew Chief Executive	Andy Agg Chief Financial Officer

Appointed: Independent Non-executive
Director on 1 January 2021 and Chair on 31
May 2021
Age: 68
Skills and competencies: Paula brings a
wealth of board-level experience to National
Grid, having led global companies in the
energy and financial sectors. She has over
20 years’ experience as a Non-executive
Director in both the UK and US across
multiple sectors and businesses, and has
brought a strategic and regulatory lens on
issues to the Board. During her career, Paula
has played a vital role with several company-
wide transformations and mergers. She is
recognised for having transformed AGL
Resources from a local utility into a multi-
state energy and telecommunications
company, and for materially enhancing the
operating and financial performance of
Safeco Corp, a US insurance company that
was ultimately acquired by Liberty Mutual.

Appointed: Executive Director on 1 April
2014 and Chief Executive on 1 April 2016
Age: 56
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

Appointed: 1 January 2019
Age: 55
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
Committee contributing to domestic and
international finance and regulatory matters.

External appointments: •Non-executive Director of GE Vernova and Chair of the Safety & Sustainability Committee •Non-executive Director of Linde plc	External appointments: •Senior Independent Director of Rentokil Initial plc	External appointments: •Non-executive Director of The Weir Group plc

Committee membership:	Committee membership:	Committee membership:

Committee membership
Audit & Risk Committee	People & Governance Committee	Safety & Sustainability Committee	Committee Chair
Finance Committee	Remuneration Committee	Group Executive Committee	Biographies, tenure and age as at 14 May 2025

100	National Grid plc Annual Report and Accounts 2024/25
Our Board continued

Ian Livingston Senior Independent Non-executive Director	Jacqui Ferguson Independent Non-executive Director	Iain Mackay Independent Non-executive Director

Appointed: 1 August 2021
Age: 60
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

Appointed: 1 January 2024
Age: 54
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
Jacqui has formerly held various senior
positions with Hewlett Packard (HP),
including Chief of Staff to the Chairman and
CEO, Senior Vice President HP Enterprise
Services, Electronic Data Systems (which
was acquired by HP) and KPMG.

Appointed: 11 July 2022
Age: 63
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
Aberdeen University in Scotland.

External appointments: •Chair of S&P Global Inc. •Chair of BGF Group plc •Member of the House of Lords	External appointments: •Senior Independent Director and Remuneration Committee Chair of Croda International plc •Senior Independent Director at Softcat plc	External appointments: •Non-executive Director of Schroders plc •Non-executive Director of UK Government Investments Ltd •Non-executive Director of O-I Glass, Inc.

Committee membership:	Committee membership:	Committee membership:

Committee membership
Audit & Risk Committee	People & Governance Committee	Safety & Sustainability Committee	Committee Chair
Finance Committee	Remuneration Committee	Group Executive Committee	Biographies, tenure and age as at 14 May 2025

Strategic Report	Corporate Governance	Financial Statements	Additional Information	101

Anne Robinson Independent Non-executive Director	Earl Shipp Independent Non-executive Director	Jonathan Silver Independent Non-executive Director

Appointed: 19 January 2022
Age: 54
Skills and competencies: Anne has over 20
years’ legal experience in the financial
services industry, where she has counselled
senior executives on a wide range of legal,
regulatory and business issues. She
currently serves as Senior Vice President
and Chief Legal Officer at IBM. Anne brings
to the Board expansive and varied legal
experience in the financial services and
consulting fields as well as experience of
working closely with boards and investors on
a broad range of ESG issues. Anne earned a
BS from Hampton University and a JD from
Columbia University Law School, and is an
advocate for sponsorship and mentorship of
other women in the legal profession.

Appointed: 1 January 2019
Age: 67
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
Corporate Directors.

Appointed: 16 May 2019
Age: 67
Skills and competencies: Jonathan has
considerable knowledge of the US-regulated
energy environment, and experience and
understanding of integrating public policy and
technology into a utility. Jonathan’s previous
work in the US Department of Energy
included leading the Federal Government’s
$40 billion clean energy investment fund and
a $20 billion fund focused on electric vehicles.
Jonathan’s strong background in finance and
Government policy, along with his long career
at the intersection of policy, technology,
finance and energy, brings innovative insight
to the Board’s policy discussions and to its
interaction with management.
Jonathan’s former roles include consultant at
McKinsey in the Financial Institutions
practice, COO of Tiger Management, Senior
Advisor to Guggenheim Securities and Senior
Policy Advisor to the US Secretary of
Commerce and the US Secretary of the
Interior.

External appointments: •Senior Vice President and Chief Legal Officer at IBM	External appointments: •Non-executive Director of Olin Corporation •Non-executive Director of Great Lakes Dredge and Dock Co.	External appointments: •Advisor at Apollo Global Management, Inc. •Chair of Terram Lab
c

Committee membership:	Committee membership:	Committee membership:

Committee membership
Audit & Risk Committee	People & Governance Committee	Safety & Sustainability Committee	Committee Chair
Finance Committee	Remuneration Committee	Group Executive Committee	Biographies, tenure and age as at 14 May 2025

102	National Grid plc Annual Report and Accounts 2024/25
Our Board continued

Tony Wood Independent Non-executive Director	Martha Wyrsch Independent Non-executive Director	Julian Baddeley Group Company Secretary

Appointed: 1 September 2021
Age: 59
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

Appointed: 1 September 2021
Age: 67
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
As an accomplished Director for publicly
listed companies in both the UK and the US,
Martha brings to the Board relevant
experience across the renewable energy
sector, as well as a strong understanding of
the US regulatory environment, having
previously held leadership roles in large US-
regulated utility businesses.

Appointed: 1 July 2024
Age: 44
Skills and competencies: Julian is a
Chartered Company Secretary and
corporate lawyer. Prior to joining National
Grid, Julian served as Group Company
Secretary of abrdn plc, previously known as
Standard Life Aberdeen. He has extensive
Board, C-suite, transactional and regulatory
experience in, or advising, large FTSE100
organisations from his former roles at Aviva,
Clifford Chance, Friends Life and Cadbury
plc. Julian is responsible for guiding the
Board in governance matters and leading the
Company Secretariat function.

External appointments: •Non-executive Director of Airbus SE •Chair of Chemring Group plc	External appointments: •Director of Quanta Services, Inc. •Director of First American Financial Corp •Advisor to Summit Carbon Solutions	External appointments: •Independent Director/Trustee of ShareGift and Chair of the Audit Committee

Committee membership:	Committee membership:	Committee membership: None

Committee membership
Audit & Risk Committee	People & Governance Committee	Safety & Sustainability Committee	Committee Chair
Finance Committee	Remuneration Committee	Group Executive Committee	Biographies, tenure and age as at 14 May 2025

Strategic Report	Corporate Governance	Financial Statements	Additional Information	103
Group Executive Committee

John Pettigrew Chief Executive	Andy Agg Chief Financial Officer	Justine Campbell Chief Legal Officer

Alice Delahunty President, UK Electricity Transmission	Courtney Geduldig Chief Corporate Affairs Officer	Sally Librera President, National Grid New York

Talvis Love Chief Information and Digital Officer	Cordi O’Hara President, UK Electricity Distribution	Will Serle Chief People Officer

Steve Smith Chief Strategy and Regulation Officer	Carl Trowell President, UK Strategic Infrastructure	Lisa Wieland President, National Grid New England

Ben Wilson President, National Grid Ventures

104	National Grid plc Annual Report and Accounts 2024/25
Key Board activities
Board meeting agendas are agreed in advance by the Chair, Chief Executive and Group Company Secretary, and are structured to ensure that key standing items are considered across the year, while providing time for deep-
dives and flexibility for additional matters to be considered where appropriate.

The Board considers a number of standing
items at each meeting, including:
•Chief Executive’s report
•Chief Financial Officer’s report
•Reports from the Board Committees
•Company Secretary’s report, including
updates on governance matters and
legal updates
The key matters considered by the Board
during the year are set out below.
Link to strategy
Our stakeholders considered in Board discussions
•Customers
•Investors
•Colleagues
•Supply chain and delivery partners
•Communities
•Political and regulatory
The Board considers our key stakeholders in its
decision making and, in doing so, ensures that the
Directors comply with their duty under section 172
of the Companies Act 2006. Our section 172
statement and further information on our key
stakeholders can be found on pages 22 to 24.

Enable the energy transition for all
Build the networks of the future now
Deliver for customers
Operate safely and efficiently
Build tomorrow’s workforce today

The Board sets our strategy and spent significant time in the year considering the Company’s strategic execution. During the year, the Board:
•approved the Strategic Business Plan 2024;
•considered regulatory filings, including the filing for a multi-year rate agreement with the New York
Public Service Commission (NYPSC);
•considered the potential impact to regulation and energy policy brought by changes in the political landscape in the US and the UK;
•considered the RIIO-T3 business plan submission for Electricity Transmission;
•oversaw the progress of transactions, including the sale of Grain LNG and National Grid Renewables;
•discussed capital allocation and financing strategy following the completion of the 2024 Rights Issue;
and
•oversaw strategic infrastructure major project delivery, including those within the ASTI framework.

Strategy, purpose and regulatory

Through the Safety & Sustainability Committee, the Board is responsible for considering the following throughout the year:
•the Responsible Business review contained within the Annual Report;
•progress against the Group’s key Responsible Business goals;
•progress against the Group’s sustainability strategy and emissions targets; and
•the setting and progress of business targets for the LTPP in relation to non financial metrics, specifically net zero transition measures.

Responsible Business

Strategy offsite
The Board’s annual strategy meeting was held in February 2025 at an offsite location in Menlo Park,
California where our National Grid Partners business is based. We reviewed the Company’s progress against its strategy, taking into consideration the considerable changes to the environment we’re operating in. It was also an opportunity to outline forward-looking priorities. Focus was given to AI and potential developments in this area and we met external influencers in this market, including Google and
Nvidia, to hear about new developments and the impact on the energy market. We also met the following
National Grid Partners portfolio companies around how our investments in these different companies and technologies are being utilised:
•LineVision;
•TS Conductor; and
•Veir.
This was followed by a number of deep dives into areas of the business, including our customer strategy,
US businesses and potential opportunities for growth in our non-regulated businesses.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	105

The Board receives updates on the Company’s financial performance at each meeting and oversees the financial strategy across the Group. During the year, the Board:
•approved the 2024/25 budget;
•reviewed and approved the Strategic Business Plan, the five-year framework and the comprehensive financing plan aligned with the five-year framework, including the £7 billion Rights Issue announced in
May 2024;
•recommended the 2023/24 final dividend to shareholders and approved the 2024/25 interim dividend;
•discussed and approved the Viability and Going Concern statements;
•considered and approved the Annual Report and Accounts, including Form 20-F;
•reviewed the bid defence and shareholder activism process;
•considered our Investor Relations strategy, including stock performance and engagement with investors and analysts, in particular in light of the completion of the £7 billion Rights Issue in May 2024; and
•reviewed the tax and insurance strategy and the performance of the Group sponsored defined benefit pension plans.

Financial

Through the People & Governance Committee and the Remuneration Committee, the Board is responsible for monitoring and assessing the culture of the Group, as well as reviewing succession and executive remuneration in the context of the wider workforce. During the year, the Board:
•considered and approved an updated Workforce Engagement Plan and Non-executive Directors undertook workforce engagement activities;
•received updates on culture, including the results of Grid:Voice, our annual review of employee engagement and an overview of the Company’s culture diagnostic;
•considered succession planning for senior management including the CEO, and the programmes that support the future talent pipeline;
•approved for publication the Gender and Ethnicity Pay Gap Report;
•approved the Remuneration Policy which is recommended for shareholder approval at the 2025 AGM;
•approved the grant of the 2025 Sharesave Plan; and
•reviewed the progress of the Company’s Ethics Campaign roll-out.

People, culture and values

Through the Safety & Sustainability Committee, the Board is responsible for the oversight of safety and wellbeing strategies and their implementation across the Group. During the year, the Board:
•conducted a review of our Safety, Health and Environment performance across the Group;
•conducted a review of Group Engineering performance;
•reviewed the results of the Group’s 2024 Safety Culture Survey;
•received an update on climate adaptation and asset resilience strengthening efforts; and
•considered the initial reflections from the newly appointed Chief Health, Safety and Wellbeing Officer.

Safety

The Board sets the approach to risk management and oversees the effectiveness of our internal controls, including our governance framework. During the year, the Board with the support of the Audit & Risk
Committee:
•considered and approved the Annual Report and Accounts, including Form 20-F, as well as our
Notice of AGM;
•approved the 2024 Rights Issue prospectus and related documentation;
•considered the Group’s internal control and risk management processes;
•approved the GPRs, emerging risks and our risk appetite;
•considered compliance with the 2024 UK Corporate Governance Code;
•approved the Group’s Modern Slavery Statement;
•undertook an annual refresh of the Group’s Statement of Delegations of Authority;
•carried out an annual review of the Board Governance documents which included our Committees’
Terms of Reference and Matters Reserved for the Board; and
•undertook an internal Board evaluation to review the effectiveness of the Chair, the Board and its Committees.

Risk, controls and governance

106	National Grid plc Annual Report and Accounts 2024/25
Culture and workforce engagement
The Board’s role in establishing
and promoting the Group’s culture
The Board is responsible for ensuring that the Group’s culture is aligned with its purpose, values and strategy and for assessing and monitoring how the desired culture has been embedded across the
Group. The Board is committed to embedding the culture needed to support the delivery of our five-year plan.
The Board is supported in this by the People & Governance Committee which monitors the effectiveness of workforce engagement and reports to the Board on alignment with the Company’s strategy, purpose, values and culture.
The Board assesses and monitors how the Company’s desired culture has been embedded by:
•considering feedback from the People & Governance Committee on its review of the annual culture diagnostic;
•discussing and reviewing reports at Board meetings related to culture, engagement and employee conduct;
•considering the results of the twice-yearly engagement surveys and onboarding and exit surveys, which drive further insight and understanding of culture and colleague sentiment;
•overseeing management’s delivery of a wide range of culture engagement and conduct programmes, including our ‘Living our
Values’ recognition programme, and monitoring the impact of these programmes via management’s regular reports to the Board; and
•considering feedback from the Remuneration Committee on its approach to investing in and rewarding the workforce.
The Chief People Officer attended the Board meeting in March 2025 to present the results of the annual culture diagnostic which showed a continued shift towards a more results and purpose-led culture. This followed a similar presentation in November on the half-year employee survey. Clarity, pride and motivation were identified as clear strengths for the organisation, pointing to the unique role that National Grid plays in the communities it serves.
The Chief People Officer also provided an update on progress made against the Group’s People Strategy, including the Group’s ambition to
‘Build Tomorrow’s Workforce Today’. Based on previous feedback received, management has continued to evolve the Group’s
communication channels to ensure that all colleagues are provided with useful, relevant and targeted information, and has strengthened focus on seeking feedback from town halls, site visits and engagement surveys.
Senior management supports the Board in embedding and reinforcing the Group’s culture across various forums, including:
•regular CEO webcasts to provide feedback on performance at an organisational level while reinforcing performance expectations;
and
•regular meetings of the Senior Leadership Group (SLG) focusing on performance, aligning and engaging senior leaders on the challenges ahead.
Several campaigns support the Board in embedding the Company’s culture; ‘BIG Work’ which targeted all colleagues to help them to understand the impact of their role and contribution on the overall performance on the organisation, and the ‘Living our Values’
recognition campaign, which surfaces and celebrates Company values in action. Our established ‘Appreciate’ recognition scheme allows colleagues to recognise peers who have demonstrated our values in their work all year round.

Further information on culture can be found on page 110.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	107
Board and workforce engagement
During the year, the Board took the opportunity to review and refresh its workforce engagement programme while continuing with the ‘Full Board
Employee Voice’ approach. Four key pillars of engagement were created to support this: talent, site visits, wider workforce (including Employee
Resource Groups) and Board and Committee reporting. The Board agreed that our four pillar structure provided a variety of engagement opportunities, reaching a breadth of colleagues while maintaining a focus on distilling colleague sentiment to the Board. Examples of the Board’s engagement during the year are set out below.

Engagement activity	Engagement in action

Talent Provides engagement opportunities with various talent cohorts across the Company and increases familiarity between the Board and succession candidates.
•In July 2024, the Board held an informal dinner with the UK SLG, providing an opportunity for engagement with UK senior leaders. A similar event was then held with the US SLG in March 2025.
•Two Non-executive Directors and the Chief Executive attended the Company’s engineering dinners and met with our engineering talent in the UK in July 2024 and the US in March 2025.
•In November 2024, the Board attended an informal lunch with individuals from the Next Generation
Development Programme, a programme aimed at strengthening senior management succession planning.
•High-potential individuals also accompany the Board on certain site visits as well as taking part in wider workforce engagement events.

Site visits Provides the Board exposure to the workforce based at key sites across the organisation and the opportunity to hear from the workforce on the ground and ‘in real time’.
Our Our Non-executive Directors visited a number of operational sites during the year, including:
•the Hinkley Connection Project, in April 2024;
•the Bramley to Melksham Overhead Line Upgrade Project across the East Coast of England, in
July 2024;
•the Electricity Distribution Customer Contact Centre in Leicestershire, in August 2024;
•the Northport Power Station in Long Island, in November 2024; and
•the Floyd Bennett Field Hanger in New York, in March 2025.

Wider workforce
Ensures that the Board has the
opportunity to hear from a wide cross
section of the workforce, including
those colleagues who may not be
captured through the other pillars of the
Board’s engagement programme.

•In June 2024, one of our Non-executive Directors attended our annual ERG summit held in
Warwick, which included discussions on executive sponsorship and leadership development.
•For Black History Month, senior leaders across the Group were joined by two of our Non-executive
Directors in a roundtable discussion webcast, hosted by the Alliance of Black Professionals ERG.
•The Chief Executive hosted Grid:live all employee webcasts through the year. In July 2024, a webcast focused on opening up a ‘Big Conversation’ based around the ‘Big Work’ ongoing across the organisation. In December 2024, our Chief Executive and other senior leaders hosted a webcast to introduce our ‘Living our Values’ campaign. Both webcasts provided colleagues from across the organisation with an opportunity to ask questions in an informal forum.
•In February 2025, the Board met with our National Grid Partners leadership team, as part of the strategy offsite, to hear about the work ongoing to find and develop innovative technology that will aid the Company in achieving its deliverables and play its part in the energy transition.
•In February 2025, the Chair of the Remuneration Committee met with employees, to hear their views on workforce remuneration and to discuss how executive remuneration aligned with wider
Company pay policy. Employees shared their thoughts on the Company’s remuneration policies and the meeting discussions included the alignment of remuneration with the Company’s desired culture and strategy.

Board and Committee reporting Provides the Board and its Committees with the relevant data to support the other engagement pillars.
The Board and Committees received various updates as part of their usual cadence of reporting which provided data to support the previous three pillars of engagement. This reporting is used to tailor engagement across specific areas. Three areas of focus during the year have been:
•Grid:Voice - this outlined results from the employee survey, held annually as well as a snapshot at the mid-year point;
•Culture diagnostic analysis – this provided an overview of the perceived and actual culture within the organisation and actions to aid with achieving desired cultural behaviours; and
•Succession planning - updates were received outlining the Company’s succession framework as well as including progress of individuals within different talent cohorts.

Feedback and engagement insight
Following engagement activities, the Directors provide feedback in subsequent Board meetings. The Board takes the time to discuss the views of the workforce and takes these views into consideration in wider Board and Committee discussions.

Further details on Grid:Voice can be found on page 20.

108	National Grid plc Annual Report and Accounts 2024/25
Board evaluation
Our annual evaluation process provides the Board and its Committees with an opportunity to consider and reflect on the quality and effectiveness of decision making and the contribution and performance of individual members.
Approach, methodology and outcomes
For 2024/25, the Board undertook an internal evaluation in the form of a confidential and anonymised questionnaire, considering the effectiveness of the
Chair, the Board and its Committees. The format of the evaluation was agreed by the Chair with the support of the Group Company Secretary. The
Board agreed that the internal evaluation should be focused on building on the views and feedback received from the previous year’s evaluation.
The evaluation concluded that the Chair, the Board and its Committees had performed well and had continued to be effective over the past year. As
2024/25 is the last year of the three-year cycle, the 2025/26 evaluation will be an externally led evaluation, in line with the Code requirements.

2023/24	Current: 2024/25	2025/26
Internally led evaluation supported by Independent Board Evaluation (IBE)	Internally led evaluation	Externally led evaluation

Progress against our 2023/24 evaluation actions

Recommendations	Actions	Progress
Succession planning	Focus on engagement and succession planning for executive talent.
•Revised forward planners for the People & Governance
Committee to appropriately spread succession and executive
talent updates.
•Implemented an enhanced Board engagement plan for
executive talent.
•Developed a succession framework for senior management
roles.

Committee structure	Ensure Committee structure is appropriate for increasing focus on sustainability and the energy transition.	•Undertook benchmarking to consider the Committee structure and responsibilities. This was considered and determined as fit for purpose for the 2024/25 year but with a commitment to ongoing review.
Risk reporting	Review risk reporting to the Board.
•New Chief Risk Officer appointed.
•Review of GPR allocation to Board and Committees.
•Updated risk reporting framework implementation to better
demonstrate risk assessments at Group and Business Unit
level.

Board support	Continue to focus on Board material improvements to ensure clarity, conciseness and efficient use of Board time.	•A new paper writing portal with additional AI features implemented to assist paper authors. •Board paper writing training made available to paper authors.

Outcomes from our 2024/25 evaluation

Recommendations	Actions
Succession Continue to give focus to senior leadership succession and the Board’s exposure to senior management.
•In 2024/25 dedicated deep-dives were introduced for the following areas i)
CEO succession ii) senior management  iii) wider workforce development programmes. Providing these focused opportunities will continue to form part of 2025/26 planning.
•Continue the frequency and variety of engagement, both formal and informal, between the Board and senior management and the wider talent pipeline.

Governance framework
Following the completion of the 2024 Rights Issue
and the commencement of the Company’s capital
delivery programme, assess the Board Committee
structure to ensure its scope evolves in line with the
Company’s operations and external environment.

•Review the Committee structure particularly in respect of risk, sustainability, reputation, operational and financing matters.
•Assess if the continued ownership of all the Company's GPRs by the
Audit & Risk Committee remains the most optimal and time efficient oversight model.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	109
Directors’ induction, development and training
The Group Company Secretary supports the Chair of the Board in ensuring that each Non-executive Director receives a comprehensive induction programme on appointment. The induction programme is designed to align with each Non-executive Director’s role on the Board, their background and existing experience. The programme includes introductory meetings with the other Board Directors, overviews of each business unit led by the relevant President, site visits, and roundtable discussions with key teams around the business, tailored to the Director’s Committee memberships.
In order to support ongoing training and development and to ensure the
Board has the depth of knowledge required across different areas of the business, a number of enrichment sessions were offered
throughout the year covering different matters. These are used to complement areas of focus on the Board agenda or to provide an opportunity for further detailed discussion from a previous report to the
Board.
•July 2024 – Connections
•August 2024 – Environmental provisions
•September 2024 – US Transmission networks
•January 2025 – Generative AI
•January 2025 – Remuneration Policy review, including financial performance measures and the Company’s Annual Performance
Plan (APP) and Long-Term Performance Plan (LTPP)
The Board is also regularly briefed on corporate governance and regulatory matters by the Group Company Secretary.
Time commitment
The Board monitors external appointments and considers any potential conflicts of interest prior to approving the appointment of a Director. On accepting their appointment with the Company, Directors must confirm they are able to allocate sufficient time to discharge their responsibilities effectively. Directors are expected to attend meetings of the Board and any Committees of which they are members and devote sufficient time to prepare for this in advance. Directors are also encouraged to undertake site and office visits.
Before accepting any new external appointments, Directors are required to obtain the prior approval of the Board. The Board considers new external appointments in light of each Director’s other
appointments and roles on the Board. For each new external
appointment approved by the Board during the year, the Board concluded that it would not impact each Director’s ability to perform their duties and, accordingly, the Board gave its prior approval in each instance.
Re-election of Directors
The People & Governance Committee considers, in respect of each
Director, their skills and experience, time commitment and tenure as part of the Board’s recommendation to shareholders for their election or re-election of Directors. The Board believes that each Director who is being put forward for re-election at the 2025 AGM brings considerable knowledge, wide-ranging skills and experience to the Board, makes an effective and valuable contribution, and continues to demonstrate commitment to their role. The Board also considered the continued
independence of all Non-executive Directors and considers them all to be independent in line with the Code.

110	National Grid plc Annual Report and Accounts 2024/25
People & Governance Committee report

	Key activities during the year	Composition

•Monitored the Company’s culture and reviewed
the culture diagnostic
•Approved the appointment of Group Executive
Committee members
•Reviewed the outcome of the Company’s
Grid:Voice survey
•Focused on talent and succession, including
executive development planning
•Reviewed the Company’s talent programmes and
the development of the talent pipeline
The Committee comprises three independent Non-executive Directors and the Chair of the Board. The Committee held three scheduled meetings and two ad hoc meetings during the year.

Committee members
Paula Rosput Reynolds (Chair)
Jonathan Silver
Earl Shipp
Tony Wood

Paula Rosput Reynolds Chair of the People & Governance Committee

Board and Committee structure and composition
As discussed in the Chair’s statement on page 96, during the year the
Board decided to maintain its current size. With effect from 5 July 2024, we made two committee changes: Jonathan Silver stepped down from the Audit & Risk Committee, succeeded by Jacqui Ferguson; Jonathan was appointed to the Finance Committee. We have announced that on
1 September 2025 we will welcome Zoë Yujnovich to the Board as an
Executive Director, prior to her assuming the Chief Executive role in mid-November.
Being responsive to the environment in which the company operates, we have been reviewing our Committee structure. While there are legal and regulatory requirements that define stewardship, we are taking ‘a clean sheet of paper’ and answering the question of what is fit for purpose given the complexity of the business environment in which the
Company operates and how it is changing. Working with our Company
Secretary, Chief Risk Officer and others, we are looking at how a decade of rapid change relates to how the Board should spend its time and evaluate risks. In the year ahead, we intend to conclude on changes in the Committee remits and composition of the Committees.
Succession planning
At each of our meetings we considered talent and succession planning, reflecting the importance placed on ensuring that there is a clear pipeline of talent to support the Company over the coming years. The
Committee approved the creation of a standalone Group Company
Secretary role, reflecting the broader responsibilities of the Chief Legal
Officer role and appointed Julian Baddeley as Group Company
Secretary with effect from 1 July 2024. Several further changes to the
Group Executive Committee were approved with the appointment of
Ben Wilson as President, National Grid Ventures following the departure of Katie Jackson earlier in the year, Steve Smith as Chief
Strategy & Regulation Officer, Talvis Love as Chief Information and
Digital Officer and Sally Librera as President, New York following the retirement of Rudy Wynter.
As noted above and elsewhere in this report, Zoë Yujnovich will join
National Grid on 1 September 2025 initially as CEO-Designate where there will be a two month transition period until she assumes the role of
CEO in mid-November when John Pettigrew retires from the Board.
Succession is something that should always be on the mind of any well-functioning board and as such, and given John’s long and successful leadership of the Group, the Board had been in discussion with John about this for some time. In order to support the CEO succession process we appointed Egon Zehnder, who have no other link to the Company.
The process undertaken was robust, based on the operational, financial and international stakeholder management aspects of the role, with a range of candidates considered. Zoë Yujnovich was the standout candidate, and the Board unanimously approved her appointment.
While significant time was spent considering Chief Executive succession, the Committee also devoted time to the talent pipeline below the Executive Directors and their reports. We were briefed on the composition of the Senior Leadership Group and one level further below, to understand the identification process and talent development plans for high potential future leaders. We are pleased to report that we’ve seen maturation in our training and development programmes, reflecting meaningful investments in our people. The Board and the
Committee have received presentations regarding plans for the workforce of the future. Given the scope and scale of our investments in modernisation and upgrades of our facilities across the Group, we are aware of the efforts underway to ensure that we have the appropriate skills and experience needed to maintain our systems and infrastructure.
To reflect feedback from the Board evaluation requesting further engagement for the whole Board around talent and succession, all
Non-executive Directors continue to be invited to join the Committee for discussions related to talent and succession, in particular executive succession.
Culture
Time and focus continued to be given to the culture of the Company, looking at the results of our Grid:Voice survey as well as reviewing the findings of our culture diagnostic. See page 106 for further detail on how the Board monitors culture.
As an organisation, we continue to strive to be an inclusive place to work. Through the year we received our usual updates on the
Company’s progress in this area, including hearing how our Global
Inclusion Week had impact across the organisation with significant engagement from employees and feedback for the third annual ERG
(Employee Resource Group) summit which Tony Wood was able to attend in part.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	111

Board skills and experience
We find ourselves quite fortunate in the diverse skills and perspectives of our Board members. They are all either active senior executives and/or active board members with prior senior executive leadership experience.
Importantly, they devote the necessary time to our business. In the past year, there have been major undertakings that have involved the Board:
the rights offering, significant regulatory proceedings and consultations, and succession planning, among others. The Board has been available on short notice when we have had significant events, such as the transformer fire at North Hyde substation. In every instance, the Directors gave the time and attention the respective issues merited.
We have a broad skills list which we categorise into two areas: i) Critical skills which are crucial to support the strategic direction and oversight of the Group, as reflected in the below table; and ii) General skills, a further suite of operational skills which include sustainability and climate change, major projects oversight, safety and risk management, among others. We benchmark our Directors against these skills on a regular basis and they are considered as part of succession planning. Naturally, the needs of the
Board will continue to evolve as the Group’s business evolves.

Strategic oversight	10

Mergers, acquisitions, financing and divestments oversight	10

Regulatory engagement oversight	9

Government and political engagement oversight	8

Accounting and financial reporting oversight	5

Composition, time commitment and independence
Approach to collating diversity data
As required by UK regulation, we report on diversity data to the extent that respondents voluntarily self-declare. For Non-executive Directors, we ask that they submit relevant information at year end as part of the declaration process.
Board appointments are based on merit and objective criteria, including an analysis of the match of a candidate to skills areas where the Board determines particular expertise or depth is needed. In accordance with the UK Governance Code, we have a Board diversity policy. But aspiration is balanced with needs and circumstances.

Board diversity as at 31 March 2025
Chair and Non-executive Directors’ tenure		Board nationality

■	0-3 years 2 (22%)	■	UK 6 (54.5%)
■	3-6 years 5 (56%)	■	US 5 (45.5%)
■	6-9 years 2 (22%)

In 2024/25 it included aspirations on ethnicity and gender representation which align with the targets set by the FCA, and an additional aspiration of
50% gender and ethnic diversity on our Board, which was not met in
2024/25 as we had 45.5% gender and ethnic diversity on the Board. As of
1 September 2025, our gender, nationality, ethnicity and tenure of service percentages will change with the addition of Zoë Yujnovich to the Board.
The percentages will change again in mid-November when John
Pettigrew retires from the Board. Thus, we believe that point in time reporting is not particularly meaningful. Rather, it is the trends in these factors – and close examination of the business qualifications of our
Directors – that are the meaningful way to determine how well the Board is undertaking renewal.
In accordance with Listing Rule 6.6.6R(10), as at 31 March 2025, the numerical data on the gender identity and ethnic background of our
Board and Group Executive Committee is set out in the tables below.

Gender	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number in executive management[2]	Percentage of executive management[2]
Men	7	63.6	3	8	53.8
Women	4	36.4	1	6	46.2
Not specified/ prefer not to say	–	–	–	–	–

Ethnicity	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number in executive management[2]	Percentage of executive management[2]
White British or other White (including minority-white groups)	9	81.8	4	13	92.3
Mixed/ Multiple Ethnic group	–	–	–	–	–
Asian/Asian British	–	–	–	–	–
Black/African/ Caribbean/ Black British	2	18.2	–	1	7.7
Other ethnic group	–	–	–	–	–
Not specified/ prefer not to say	–	–	–	–	–
1Senior positions on the Board refer to the Chair, Chief Executive, Chief Financial Officer and Senior Independent Director.
2Executive management comprises the Group Executive Committee, including the Group
Company Secretary. The gender balance of senior management and their direct reports can be found in the Our people section on page 53.
Paula Rosput Reynolds
Chair of the People & Governance Committee
14 May 2025

112	National Grid plc Annual Report and Accounts 2024/25
Audit & Risk Committee report

	Key activities during the year	Composition

•Monitored the adequacy and effectiveness of the
internal control environment
•Reviewed and challenged key
accounting judgements
•Provided oversight over risk management
activities, including conducting Group Principal
Risk (GPR) deep dives
•Considered audit and corporate governance
reforms, including the FRC’s Audit Committee
and External Audit: Minimum Standard (the
‘Minimum Standard’) and the revised 2024 Code
•Reviewed our planned approach towards
compliance with the Global Internal Audit
Standards and Provision 29 of the revised
2024 Code

The Committee comprises three
independent Non-executive Directors.
The Committee held five scheduled
meetings and two ad hoc meetings
during the year to discuss the 2024
Rights Issue and our Finance
Transformation Programme.

Committee members
Iain Mackay (Chair)
Jacqui Ferguson
Ian Livingston

Former Committee members
Iain Mackay Chair of the Audit & Risk Committee		Jonathan Silver[1]
1.Jonathan Silver stepped down from the Committee effective 5 July 2024.

I am pleased to present the Committee’s report for the year ended
31 March 2025. During the year, the Committee has continued to assist the Board by assessing the integrity of financial, non-financial and climate-related reporting, and in monitoring the adequacy of the Group’s systems of risk management and internal control, and the effectiveness of the external and corporate auditors.
The Committee has continued to maintain an extensive agenda, focused on the Company’s audit, compliance and risk management processes.
Key matters considered by the Committee across the year are set out on page 115. Members of senior management have attended the
Committee’s meetings across the year to present on key matters to ensure that the Committee is updated on the evolving landscape in which the Group operates. As Committee Chair, I have held meetings throughout the year with the external Lead Audit Partner, the CFO, the
Group Head of Audit, the Chief Risk Officer and other senior management. The Committee reports to the Board on its activities at
Board meetings, and Board members have access to the Committee’s meeting papers and minutes. A joint meeting was held with the Safety &
Sustainability Committee in September 2024 to discuss the Group’s sustainability reporting and disclosure strategy.
Financial reporting and accounting judgements
The Committee has overseen progress made by management in the successful delivery of the Finance Transformation Programme and the embedding of new processes, technology and ways of working which continue to drive efficiencies and support the wider business.
The Committee has considered key accounting judgements made by management across the year. This has included accounting in relation to
US environmental provisions, the disposals of both ESO and the remaining interest in National Gas, the classification of National Grid
Renewables and Grain LNG as held for sale, and Community Offshore
Wind on which a full impairment has been recognised.
External audit tender
We have spent time supporting management in its planning for an external audit tender. Our external auditor, Deloitte, was appointed in
2017 and we are required to undertake a tender during 2025 in order for any appointment to be put to shareholders at our 2026 AGM. The
Committee provided input on management’s plans and ensured the guidance in the FRC’s Minimum Standard has been considered.
External Quality Assessment (EQA)
We were pleased that our Corporate Audit function received the highest rating from our EQA by the Chartered Institute of Internal Auditors (IIA) for
its internal audit activity. We will continue to monitor management’s progress on an ongoing basis and address further improvements.
Risk management and internal controls
The Committee undertakes a bi-annual review of our risk management processes, including the assessment of the effectiveness of our systems of risk management and internal controls. The Committee also provides oversight of the assessment of our GPRs and the mitigations and controls in place to ensure that they are managed within the risk appetite agreed by the Board (as detailed on pages 36 - 41). Members of senior management have attended Committee meetings to present ‘deep-
dives’ on the GPRs within their business area across the year.
The Ethics, Risk & Compliance Committee (ERCC) supports the
Committee in overseeing the implementation of the Group’s risk management framework and assesses the Group’s Principal Risks. The
ERCC regularly reviews and assesses all risks, including cyber security, prior to updating the Committee. The Committee has considered cyber security risks twice during the year with no significant incidents causing business impact reported. National Grid remains vigilant towards all cyber security risks, including those arising from third parties. These risks are partly mitigated by email Data Loss Prevention (DLP) tools and governance controls related to what data is shared with third-parties.
National Grid’s Chief Information and Digital Officer (CIDO) and Chief
Information Security Officer (CISO) regularly provide reports to the
Committee and brief the full Board at least once per year on cyber security matters.
The Committee is responsible for reviewing the robustness of our internal control environment and reviews reporting on controls testing and assurance work over the Group’s internal controls to provide comprehensive assessments of the internal control framework. These assessments are also reviewed as part of external audit. The Committee remains confident that review processes for the Group’s internal controls provide reasonable assurance and that the sources of assurance have sufficient authority, independence and expertise. As Committee Chair, I reported to the Board in May 2025 on management’s processes for monitoring and reviewing internal control and risk management and confirmed that no material weaknesses had been identified by the review and that systems and processes were functioning effectively.
The Committee has supported management in its planning for the implementation of Provision 29 of the revised 2024 Code which will require the Board to make a disclosure in our 2026/27 Annual Report and
Accounts outlining the effectiveness of internal controls, including a declaration in relation to material internal controls. During the year, the
Committee reviewed management’s planned approach towards
compliance, which is on track.
Iain Mackay
Chair of the Audit & Risk Committee
14 May 2025

Strategic Report	Corporate Governance	Financial Statements	Additional Information	113

Committee financial experience
The Board is satisfied that all Committee members are suitably qualified with recent and relevant financial experience and competence in accounting, auditing or both. Iain Mackay and Ian Livingston are qualified chartered accountants who are competent in accounting and auditing in accordance with the Code and the FCA’s Disclosure Guidance and Transparency Rules. The Committee members collectively possess an appropriate and varied blend of commercial and financial expertise to assess the issues they are required to address. Further information on
Committee members can be found in their biographies on pages 99 to 102. The Committee as a whole is deemed to have competence relevant to the sector in which the Company operates. For the purposes of the US Sarbanes-Oxley Act of 2002 (SOx), Iain Mackay is the Committee’s
financial expert.
Fair, balanced and understandable
In May 2025, the Committee reviewed this Annual Report and Accounts, having previously provided feedback on earlier drafts. The Committee concluded that the Annual Report and Accounts, taken as a whole, was fair, balanced and understandable, and provided the information necessary for shareholders and other stakeholders to assess the Group’s position, performance, business model and strategy.
In its review, the Committee considered the financial and non-financial disclosures contained within the Report, including the TCFD (see pages 59
– 78). The Committee also considered the potential impact on forward-looking assumptions supporting going concern and viability assessments.
In reaching its conclusion, the Committee considered that the following had been carried out which formed the basis of its recommendation to the Board:
•a full verification exercise to review the financial and non-financial content of statements made with supporting evidence;
•a comprehensive review by management, including Group Executive Committee members, to consider the accuracy and consistency of messaging and overall balance; and
•feedback from the Company’s advisors, including the external auditor and remuneration advisor.
Significant issues and judgements relating to the financial statements
The significant issues and judgements considered for the year ended 31 March 2025 are set out in the following table. In addition, the Committee and the external auditor discussed the significant issues addressed by the Committee during the year. Further information can be found in the
Independent Auditors’ Report on pages 153 – 161.

Matters considered	Factors and reasons considered, including financial outcomes
US environmental remediation provisions
•In September 2024, November 2024 and May 2025, the Committee reviewed the accounting for the £2.065 billion of environmental remediation provisions, including the judgements and estimates relating to the net £146 million of exceptional provision decreases relating to legacy New York manufactured gas plant sites and a discount rate change. The Committee discussed the Group's engagement with the Environmental Protection
Agency, the New York State Department of Environmental Conservation, developers, community and other stakeholders in determining future remediation approaches. The Committee reviewed and approved the classification of the cost decreases related to these sites as exceptional in accordance with the Group’s exceptional items framework and noted the environmental provision disclosures contained within notes 5, 26 and 35 to the financial statements.

ESO sale to the UK Government
•In October 2024, ESO was transferred into public ownership and began to operate under the National Energy
System Operator’s (NESO’s) licence. The assets and liabilities of ESO were presented as held for sale in the half-year financial statements prior to completion of the sale. The disposal realised total consideration of
£673 million that resulted in a £187 million gain on disposal classified as exceptional.  The Committee reviewed the gain on disposal calculation and related disclosures in note 10 to the financial statements. The Committee approved the classification of the gain as exceptional in accordance with the Group's exceptional items framework.

National Grid Renewables and Grain LNG: held for sale assessments
•In September 2024, the Committee reviewed and agreed with management’s evaluation that National Grid
Renewables and Grain LNG had met the criteria to be classified as held for sale under IFRS 5 and that neither company should be treated as a discontinued operation, given they are not considered to be separate major lines of business or geographical areas of operation. The Committee further agreed with management that no impairment losses should initially be recognised on classification of National Grid Renewables and Grain LNG as held for sale in the half-year financial statements.
•On 24 February 2025, we announced that we had agreed to sell National Grid Renewables US onshore renewables business for proceeds of approximately $1.74 billion to Brookfield Asset Management and its institutional partners, including Brookfield Renewable Partners. The transaction is subject to customary consents and regulatory approvals and is expected to close in the first half of the financial year ending 31 March
2026. At the year-end, management assessed that a £31 million impairment loss should be recognised on remeasuring the NG Renewables disposal group to fair value less costs to sell and that it was appropriate to classify this loss as exceptional. No impairment losses were recognised in respect of Grain LNG. The
Committee reviewed the results of management’s impairment assessment of the National Grid Renewables disposal group and agreed with management’s conclusions and the disclosures, within notes 5 and 10 of the financial statements.

114	National Grid plc Annual Report and Accounts 2024/25
Audit & Risk Committee report continued

Matters considered	Factors and reasons considered, including financial outcomes
Impairment of Community Offshore Wind (COSW)
•In March 2025, April 2025 and May 2025, the Committee considered the Group's investment in Community
Offshore Wind (COSW) following the issuance of an Executive Memorandum by the US Federal Government in
January 2025. The Executive Memorandum temporarily suspends offshore wind leasing and implements a review and pause of permitting. In light of these developments and further developments after the year-end which reaffirmed the view that offshore wind development is likely to be suspended for the foreseeable future,
Management assessed that the Group's investment in COSW currently has negligible value and hence, a
£303 million impairment should be recognised and classified as exceptional in line with the Group's exceptional items framework. The Committee carefully considered and agreed with Management's assessment and reviewed and approved the disclosures within notes 5 and 16 of the financial statements.

Disposal of remaining interest in National Gas (held through GasT TopCo Limited)
•In July 2024, agreement was reached to sell the 20% retained associate investment in GasT TopCo (the holder of the interest in National Gas) to the existing majority owners, a consortium of infrastructure investors led by
Macquarie Asset Management following their exercise of the remaining option. The Committee reviewed the completion of the sale which took place on 26 September 2024. Based on the total sale proceeds of
£686 million, the total gain on disposal after transaction costs was £25 million. The gain on disposal has been classified as exceptional within discontinued operations as disclosed within note 10 of the financial statements.

Application of the Group’s exceptional items framework
•During the year, the Committee considered updates from management on the application of the Group’s exceptional items framework which had been applied to certain events and transactions over the period, as set out in note 5 of the financial statements.
•For each item, the Committee considered the judgements made by management, including challenging when transactions were concluded as not qualifying for exceptional treatment.
•The Committee reviewed the disclosures relating to certain exceptional items, including the transaction and separation costs for the sale of National Grid Renewables and Grain LNG, the impairment of COSW, provisions for UK electricity balancing costs in relation to the ESO sale, and costs incurred relating to the Major
Transformation Programme.
•Based on the reviews performed, the Committee was satisfied the framework had been correctly applied throughout the year.

Financial reporting
Financial reporting and audit cycle

September
November
External audit planning
Half-year Results and internal audit planning
Full-year Results
External audit control testing
May
February

Going concern and viability
The Committee has continued to review the Group’s viability and status as a going concern. This included reviewing the Group’s Going concern statement and Viability statement (as set out on page 168 and page 93 respectively) and the supporting assessment reports prepared by management. The financial statements are prepared on a going concern basis such that the Company and the Group have adequate resources to continue in operation for at least 12 months from the date of signing the consolidated financial statements for the year ended
31 March 2025.
Statutory reporting framework policy
The Board has responsibility for the effective management of risk for the Group, including determining its risk appetite, identifying key strategic and emerging risks and reviewing the risk management and internal control framework.
The Committee, in supporting the Board to assess the effectiveness of risk management and internal control processes, relies on a number of
Company-specific internal control mechanisms to support the
preparation of the Annual Report and Accounts and the financial reporting process. This includes both the Board and the Committee receiving regular management reports, including analysis of financial results, forecasts and comparisons with the prior year, and assurance from both Corporate Audit and the external auditor, Deloitte.
During 2024/25, the Committee has been kept up to date with changes to legislation, guidance and best practice. In November 2024, the
Committee received an update on current litigation matters as well as emerging risks to prepare for potential challenges.
In advance of its consideration of the full-year results, the Committee and Board received a periodic SOx report on management’s opinion on the effectiveness of internal controls over financial reporting. This report detailed the Group-wide programme to comply with the requirements of SOx and was received directly from the Group Financial Controller.
In relation to the financial statements, the Company has specific internal control mechanisms that govern the financial and non-financial reporting process and the preparation of the Annual Report and
Accounts. The Committee oversees that the Company provides
accurate, timely reports of financial results and implements accounting standards and judgements effectively, including in relation to going concern and viability. Our financial processes include a range of systems, transactional and management oversight controls. Our businesses prepare detailed monthly management reports that include analysis of their results, along with comparisons to relevant budgets, forecasts and the previous year’s results. Monthly business reviews, attended by the Chief Executive and/or the CFO, supplement these reports. Each month, the CFO presents a consolidated financial report to the Board.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	115

Key matters considered by the Committee
In addition to the significant issues and judgements highlighted on pages 113 – 114, the Committee also considered the following matters during the course of the year ended 31 March 2025:

Matters considered	Factors and reasons considered, including financial outcomes
Financial and non-financial reporting
•Monitored and reviewed the integrity of the Group’s financial reporting and disclosures and other formal documents relating to its financial performance, including this Annual Report and Accounts.
•Considered the financial and non-financial disclosures contained within this Annual Report and Accounts, and reviewed and challenged the appropriateness of estimates and accounting policies.
•Reviewed management’s updates on IFRS accounting standards, including the exposure draft on regulatory assets and regulatory liabilities, as well as impacts of IFRS 18 the new standard on Presentation and Disclosure of Financial Statements.
•Recommended to the Board management’s key accounting judgements and key sources of estimation uncertainty for the 2024/25 half-year and full-year financial statements and the filing of other reports with the
SEC containing financial information.

ESG reporting
•Considered the application of mandatory ESG reporting contained within this Annual Report and Accounts, including the International Sustainability Standards Board (ISSB) standards.
•A joint meeting was held with the Safety & Sustainability Committee in September 2024 to discuss the Group’s sustainability reporting and disclosure strategy.
•Received an update on the preparation of the Responsible Business and TCFD disclosures. This included reviewing the Group’s climate-related financial disclosures, as disclosed on pages 59 – 78.
•Recommended to the Board the Responsible Business disclosures as included in the Annual Report and
Accounts and other ESG disclosures for approval.

ESO separation
•Reviewed the controls and accounting judgements relating to the sale of the ESO.
•Approved the valuation of the gain on disposal reported in the financial statements.
•Approved the classification of the movement in the provision for UK electricity balancing costs as exceptional in accordance with the Group’s exceptional items framework.

APMs and RPMs
•Reviewed and approved the key judgements relating to the Group’s Alternative Performance Measures (APMs)
and Regulatory Performance Measures (RPMs).
•Considered the effect of the International Accounting Standards Board’s new standard, IFRS 18, on the presentation of the Income Statement and how certain management-defined performance measures will be brought into IFRS scope.

Internal controls
•Received regular updates on progress towards the Group’s annual US regulatory attestation.
•Discussed with management its programme of work to further strengthen the maturity of the Group’s risk and controls framework.
•Assessed the Group’s approach to cyber security as part of our Enterprise Risk Management process.
•Advised the Board that the Group’s internal controls operated effectively in respect of financial, operational and compliance controls.

Risk oversight and viability statement
•Received regular updates on actions being taken to monitor and manage risk in line with the Group’s risk appetite.
•Considered confirmations from each of the business units and functions that risks are managed appropriately and that external influences and matters outside of the Group’s control continued to be considered in their assessments.
•Received an ESG update on the Group’s transition risks and climate change commitments.
•Considered cyber risk and mitigation strategies across the Group.
•Monitored the internal control processes, and reviewed and challenged the going concern and viability statements, including testing for reasonable worst-case scenarios.
•Advised the Board that the Group’s risk management processes were effective and provided sufficient assurance.

116	National Grid plc Annual Report and Accounts 2024/25
Audit & Risk Committee report continued

External auditors
•Received a report from Deloitte at each meeting, including updates on the status of, and results from, the annual audit process and monitored the approach, scope and risk assessments within the external audit plan.
•Considered Deloitte’s reports to the Committee, including its reports on the 2024/25 half-year and full-year results.
•Held private meetings with Deloitte and maintained dialogue throughout the year.
•Assessed the professional scepticism, effectiveness and independence of Deloitte and provided oversight of non-audit services from Deloitte.
•Recommended the reappointment of Deloitte as the Company’s external auditors to the Board to be recommended to shareholders at the 2025 AGM.

Corporate audit
•Received regular updates on the 2024/25 corporate audit plan and any more significant findings, including themes and progress of actions identified, and approved the corporate audit plan for 2025/26.
•Considered the result of the IIA’s EQA on the Group’s internal audit activity; the Corporate Audit function received the highest rating, generally conformed, from the IIA.
•Approved the Corporate Audit Charter, which had been updated to reflect the evolving Global Internal
Audit Standards.

Compliance, governance and disclosure matters
•Reviewed and approved the updated Terms of Reference for the Committee.
•Received updates on ethics and business conduct, including whistleblowing, to support the oversight, management and mitigation of business conduct issues as part of the internal controls framework.
•Discussed the whistleblowing procedures in place and confirmed internal procedures remained effective, noting the communications and training programmes provided during the year to employees, including additional communications in relation to fraud and bribery. The Committee also receives regular reports from the General
Counsel, Litigation and Chief Compliance Officer to ensure appropriate investigation procedures and reporting channels are in place.
•Received bi-annual updates on compliance with external legal requirements and regulations, including any non-
compliance issues and steps being taken to improve compliance across the Group.

Risk management and internal controls
Risk management
Effective risk management is key to achieving our strategic priorities.
The Board is accountable for and approves the system of risk management, which includes setting risk appetite and maintaining the system of internal controls to manage risk within the Group. The
Committee has delegated responsibility from the Board for the oversight of the Group’s systems of internal control and risk management. This includes policies, procedures, and control activities to ensure compliance with relevant regulations and legislation, the appropriateness of financial disclosures, appropriate business conduct and the work of internal audit. As part of the framework, our values – do the right thing, find a better way and make it happen – help promote a culture of integrity. The Chief Risk Officer is responsible for establishing and maintaining the Group’s risk management processes to ensure the effective management of risk. During the year, the Board provided oversight of the Group’s Principal Risks (as set out on pages 36 to 41).
The Committee, alongside the Safety & Sustainability Committee, provided oversight and challenge through detailed risk reviews to ensure that processes are in place to manage risk appropriately and effective reporting to the Board.
Internal control and risk management effectiveness
We continually monitor the effectiveness of our internal control and risk management processes to make sure they are effective, robust and remain fit for purpose. The monitoring and review process covers all material controls, including financial, operational and compliance controls. Effective controls are in place to reduce the likelihood of occurrence and impact of threats. Based on work conducted by the
Committee during the year, the Committee confirmed to the Board that the controls framework provided appropriate assurance of the effectiveness of internal control and risk management frameworks and that the sources of assurance received from management had
sufficient authority, independence and expertise to provide objective advice and information.
The Committee also monitors and addresses any material business conduct or compliance issues. The Certificate of Assurance process provides management’s assurance to the Committee that all significant issues relating to the integrity and standard of risk management and internal controls systems across the Group have been effectively managed during the reporting period. The process operates via a cascade system from business unit and functional managers upwards to the Chief Executive and takes place annually in support of full-year results. This process captures any significant risk, compliance, ethics and control issues that have not been reported through other governance, assurance and reporting processes, and excludes relevant internal controls over financial reporting which are assessed through the separate SOx assurance.
Following a thorough review, the Committee confirmed that the processes provided sufficient assurance and that the sources of assurance had sufficient authority, independence and expertise.
The Committee noted that no material weaknesses had been identified by the review and confirmed it was satisfied that systems and processes functioned effectively. The Committee Chair subsequently reported to the Board that management’s process for monitoring and reviewing internal control and risk management processes continued to be effective.
The Committee is responsible for reviewing management’s approach to comply with Provision 29 of the UK Corporate Governance Code and for identifying the material controls that, individually or in aggregate, are most effective in managing risks that could threaten the Company’s business model, solvency, or liquidity. This work is currently underway and includes a comprehensive dry run and an integrated assurance approach to material controls, in preparation for the annual effectiveness assessment for the Company’s year ending
31 March 2027.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	117

Corporate audit
The Corporate audit function supports the Group’s risk management and internal control processes. It maintains an independent and objective approach to evaluate and enhance process developments.
Assurance work performed by Corporate Audit is conducted in
accordance with the Institute of Internal Auditors International
Professional Practices Framework (IPPF). The IPPF forms the
foundation for effective internal audit practices. Based on the work performed by the IIA, it was determined that the Corporate Audit function generally conforms to all relevant principles of the IPPF with a high degree of conformance. The Committee remains satisfied with the quality, experience and expertise of the corporate audit function. The appointment of the Global Head of Audit is a matter reserved for the
Committee. They have responsibility for the Group’s Corporate Audit function, attend all Committee meetings and have access to the
Committee Chair, and also meet with the Committee without
management in attendance. The Committee regularly reviews progress of the internal audit plan, including the key themes being raised and the remedial plans in place alongside the closure of actions. The Corporate
Audit Charter was reviewed by the Committee in November 2024 and
March 2025. It was updated following the EQA to reflect the evolving
Global Internal Audit Standards. The Committee has also been kept informed of the transformation of the corporate audit function as it seeks to remain ahead of strategic and technological developments, effectively meet future stakeholder needs and be equipped to deal with emerging risks.
External audit
The Committee is responsible for overseeing the relationship with the external auditor.
•Deloitte is the external auditor to the Company.
•Deloitte was appointed in 2017 following a formal tender process.
•Deloitte was reappointed for 2024/25 at the 2024 AGM.
•The Committee was authorised by shareholders to set Deloitte’s remuneration at the 2024 AGM.
•The current Lead Audit Partner is Chris Thomas and 2024/25 was the third year of his term.
Following consideration of the auditor’s independence and objectivity, the audit quality and the auditor’s performance, the Committee recommended to the Board Deloitte’s reappointment as external auditor for the year ending 31 March 2026. A resolution to reappoint
Deloitte and give authority to the Committee to determine its remuneration will be put to shareholders at the 2025 AGM. The
Committee considers that, during 2024/25, the Company complied with the mandatory audit processes and audit committee responsibility provisions of the Competition and Markets Authority Statutory Audit
Services Order 2014. Given the independence and objectivity of
Deloitte to date, the Committee remains satisfied with its performance and effectiveness, and considers its reappointment for 2025/26 to be in the best interests of the Company.
The Committee is responsible for considering whether there should be a rotation of the Company’s external audit firm in order to ensure continuing quality and independence, including consideration of the advisability and potential impact of conducting a tender process. The
Committee acknowledges the UK legal requirements relating to mandatory audit rotation and audit tendering, including the requirement to undertake a formal process after 10 years. In line with regulation, over the course of 2025/26, the Committee plans to initiate a competitive tender of the external audit contract with a view that the successful audit firm would be recommended to the Board for approval by 31 December 2025 and, subject to shareholder approval at the 2026
AGM, would be appointed as statutory auditor for the year ending
31 March 2028. The Committee considers that the timing of the re-
tender is in the best interests of the Company as it provides sufficient time to allow an orderly transition in the event a new external audit firm is selected.
In undertaking the tender process, the Committee will consider in so far as practical the guidance on tendering set out in the FRC’s
Minimum Standard.
Additional disclosures will feature in our Annual Report and Accounts for the year ended 31 March 2026 to detail the work of the Committee, the selection criteria used and process followed for the tender work undertaken.
The Committee confirms its continued compliance with the Minimum
Standard. Activities undertaken to demonstrate our compliance are described throughout this report. Transparency and accountability is encouraged across all of our financial reporting and auditing practices to build trust and promote the long-term sustainability of the Company.
Effectiveness, quality and performance
As part of the Committee’s responsibilities, consideration is regularly given to the effectiveness of the external auditor to verify that the quality, challenge and output of the external audit process is sufficient.
Throughout the year, the Committee looks at the quality of the auditor’s reports and considers its response to accounting, financial control and audit issues as they arise. To maintain high levels of quality, the
Committee reviews and challenges the external audit plan prior to approval.
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
During the year, the Committee:
•reviewed the quality of audit planning, including approach, scope, progress and level of fees;
•reviewed the outcome of recommendations from the Deloitte
Insights Report (detailed below);
•considered the external auditor’s performance against 11 Audit
Quality Indicators covering aspects of the delivery of the external audit, including planning, resourcing, the use of technology, oversight and quality review; and
•confirmed that the Deloitte external audit process had been delivered effectively.
On an annual basis, the Committee receives an External Auditor
Insights Report, a report summarising the financial reporting and/or internal control areas that, based on the results of the most recent audit, Deloitte considers management should prioritise during the year ahead. The report also includes management’s responses to the recommendations, along with an update on implementation status of prior year recommendations.
Following the completion of the 2023/24 audit, management undertook a survey on the external audit process which sought the views of key stakeholders involved in the audit. The survey sought input on
Deloitte’s performance and National Grid’s commitment to the audit and including questions on the following audit areas:
•planning and scope;
•robustness of the process;
•independence and objectivity;
•quality of delivery;
•quality of people and service; and
•understanding of the Company
Feedback from the survey was taken into consideration by Deloitte in the planning for the 2024/25 audit.

118	National Grid plc Annual Report and Accounts 2024/25
Audit & Risk Committee report continued
The results of the survey were shared with Deloitte and showed that
Deloitte’s scores increased compared to the prior year following targeted efforts. The survey confirmed that:
•the audit had contributed to the integrity of the Group’s financial report;
•the relationship between Deloitte, the Committee and management continued to be effective; and
•Deloitte demonstrated an appropriate degree of professional scepticism, and its team possess the required level of skill and expertise to enable an effective audit.
Auditor independence and objectivity
The independence of the external auditor is essential to the provision of an objective opinion on the true and fair view presented in the financial statements.
The Committee considered the safeguards in place, including the annual review by corporate audit, to assess the external auditor’s independence. Deloitte reported to the Committee in May 2025 that it had considered its independence in relation to the audit and confirmed that it complies with UK regulatory and professional requirements, SEC regulations and Public Company Accounting Oversight Board (PCAOB)
standards and that its objectivity is not compromised. The Committee took this into account when considering the external auditor’s independence and concluded that Deloitte continued to be
independent for the purposes of the external audit and confirmed that this recommendation was free from third-party influence and restrictive contractual clauses.
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
•audit, review or attest services. These are services that generally only the external auditor can provide, in connection with statutory and regulatory filings, including comfort letters, statutory audits, attest services, consents and assistance with review of filing documents; and
•the provision of access to technical publications.
In any event, the Committee is provided with a list of all non-audit services to ensure that it is monitoring all non‑audit services provided.
Non-audit service approvals during 2024/25 principally related to comfort letters for debt issuances, the refresh of related debt issuance programmes and reporting accountant services.
External auditors’ fees
The amounts paid to the external auditors’ in the past three years were as follows:
Total billed non-audit services provided by Deloitte during the year ended 31 March 2025 were £1.0 million, representing 5.08% of total audit and non-audit fees. In 2023/24, non-audit services totalled
£4.0 milllion and included fees for Deloitte’s services on the Rights
Issue (17.5% of total audit and non-audit fees).
Further information on the fees paid to Deloitte for audit, audit-related and other services is provided in note 4 to the financial statements on page 180.
Total audit and audit-related fees include the statutory fee and fees paid to Deloitte for other services that the external auditor is required to perform, such as regulatory audits and SOx attestation. Non-audit fees represent all non-statutory services provided by Deloitte.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	119
Safety & Sustainability Committee report

	Key activities during the year	Composition

•Reviewed and approved for recommendation to the
Board, the publication of the Group’s 2024
Responsible Business Report
•Reviewed and recommended for approval to the
Board, the Group’s second CTP
•Reviewed performance against the ESG elements of
the 2022, 2023 and 2024 Long-Term Performance
Plan (LTPP) awards
•Oversaw progress against recommendations arising
out of safety and health performance audits
The Committee comprises five independent Non-executive Directors. The Committee held four scheduled meetings during the year.

Committee members
Earl Shipp (Chair)
Jacqui Ferguson[1]
Anne Robinson
Tony Wood
Martha Wyrsch

1.Jacqui Ferguson joined the Committee on 5 July 2024
Earl Shipp Chair of the Safety & Sustainability Committee
Our CTP and Responsible Business Charter can be found on our website nationalgrid.com/ responsibility

Review of the year
Following on from the announcement of the Group’s five-year
framework and the scale of major capital projects that will be undertaken as part of this, as a Committee we recognise the increased scrutiny that will be required by the Group to ensure consistency of safety standards and procedures across our growing contractor base.
We spent time in the year considering this alongside regular updates on performance against safety strategy and metrics.
We also spent time reviewing our progress against our climate targets, recognising the fast-moving macro environment and considering if and how this might impact the Group. We welcomed Jacqui Ferguson as a member in July 2024 who, along with other members of the Committee has visited various operational sites throughout the year to truly get a feel for the culture and safety standards across the organisation.
Sustainability
National Grid plays a central role in the clean energy transition and, as such, the Committee spends time overseeing the Group’s Responsible
Business strategy, considering the impact of the Group’s operations on the environment, workforce, communities and other stakeholders.
During the year, the Committee monitored progress against the
Group’s sustainability targets and metrics, discussing our Scope 1, 2 and 3 emissions targets, and considering any factors which may influence the Group’s ability to meet these. The Committee carefully considered these targets in line with the Group’s strategic priorities and stakeholder expectations.
During the year, the Chief Sustainability Officer, Finance and ESG teams kept the Committee informed of emerging regulations, including the International Sustainability Standards Board (ISSB) standards, CTP reporting, and the EU’s Corporate Sustainability Reporting Directive
(CSRD).
The Committee discussed actions being taken to enhance the way the
Group reports on sustainability data and performance. The Committee considered the impact of the Group’s evolving disclosures on investor sentiment to ensure our commitments are reflective of the changing and uncertain environment we are operating within. The Committee also considered how the Group’s emissions trajectory would be impacted following the sale of National Grid Renewables, which the
Company announced in February 2025.
Further information on our performance and progress against our
Responsible Business disclosures can be found on pages 42–58.
Safety, wellbeing and asset protection
This year, focus remained on strengthening safety practices and supporting our people to work safely and efficiently in increasingly complex environments.
The Committee oversaw the progress and implementation of lessons learned from fatalities over the past few years and noted the targeted focus on small, remote-working crews and tighter oversight of these teams across Business Unit plans. The impact of this work has been encouraging, with progress being made in this area. Contractor safety remains a critical area of interest considering the significant role they play in the Group’s delivery model. The Committee followed
developments in this space, including the introduction of a new Group
Contractor Management Standard which sets out clearer expectations and more consistent approaches to contractor oversight.
The Committee also considered the results of the Group’s 2024 Safety
Culture Survey. The results showed an improvement in employee sentiment, reflecting steady progress towards a more proactive safety culture.
The Committee acknowledged the strengthening of Group-level
leadership in Safety, Health and Wellbeing following the appointment of a new Director of Safety, Health and Wellbeing after the previous Group
Director's retirement. This change aims to enhance focus and clarity in delivering safety and wellbeing outcomes. To support this transition, an independent external review of the Group’s health and safety management approach was conducted. The review, carried out over 12 weeks, assessed the effectiveness of the Group's health and safety management system against global best practices. It identified five key recommendations to improve alignment and consistency between
Group and Business Unit teams. The Committee will monitor the implementation of these recommendations over the coming year
The Committee continues to consider the implications of ongoing extreme weather events. The frequency of storms in the UK remained high with Storm Darragh requiring our biggest ever restoration effort.
The Committee was hugely grateful for the incredible effort from the workforce who aided in the restoration and worked around the clock to reconnect power supplies and support our customers. Severe snowfall in the US also presented operational challenges and the Committee received updates on how climate adaptation and asset resilience efforts are being strengthened, including in areas such as wildfire ignition, storm response, and wind-related risks.
Earl Shipp
Chair of the Safety & Sustainability Committee
14 May 2025

120	National Grid plc Annual Report and Accounts 2024/25
Finance Committee report

	Key activities during the year	Composition

•Considered the Group’s financing strategy in light
of the new five-year framework, including c.£60
billion of capital investment over 2024/25 to
2028/29. Approved the comprehensive financing
plan announced alongside the five-year framework
in May 2024, including the £7 billion Rights Issue
•Reviewed the five-point risk appetite framework
for the Treasury risks under the Committee’s remit
and considered the quantitative measures for
these risks
•Reviewed the processes and controls operated by
the Treasury team as it expands its capability and
capacity to support delivery of the Company’s
new five-year financial framework
•Considered the Group’s Tax position, in light of the
changing political landscapes in the UK and US
•Reviewed the rates and inflation hedging
strategies for the Group's debt portfolio

The Committee comprises three
independent Non-executive Directors
and two Executive Directors. During
the year, the Committee held three
scheduled meetings and one ad
hoc meeting.
The Committee welcomed Jonathan
Silver as a member in July 2024.

Committee members
Ian Livingston (Chair)
Andy Agg
Iain Mackay
John Pettigrew
Ian Livingston Chair of the Finance Committee		Jonathan Silver[1]
1.Jonathan Silver joined the Committee on 5 July 2024

Review of the year
This year the Finance Committee continued to support the Group’s strategy by monitoring the financing policy and financial risk appetite, taking into account the changing external macro environment. The
Committee gave particular focus to the Group’s financing strategy, as well as considering the wider engagement with investors and credit rating agencies, both in advance of and following completion of the £7 billion Rights Issue in May 2024.
Treasury
During the year, the Committee reviewed and updated the Finance
Committee Treasury Policy Framework and Delegations of Authority,
ensuring that these governance documents continue to align with the
Group’s financing objectives and increasing capital expenditure.
The Treasury function updates the Committee on its activities at each meeting, providing updates on debt issuances at both holding company and operating subsidiary level.
At the time of the Rights Issue, the Committee approved appropriate short-term increases to the Company’s counterparty risk policy limits to enable the investment of the Rights Issue proceeds, and also recommended the allocation of around £700 million of Rights Issue proceeds to refinance two of the Company’s outstanding hybrid bonds at their first call dates.
The Treasury function updated the Committee on the issuance of new debt by the US holding company and two of the US operating
subsidiaries. This debt was issued as part of the Company’s strategy to smooth its debt issuance during 2025 and 2026 following the Rights
Issue, and remain active in the debt capital markets.
As mentioned in my report last year, we had discussed with
management its plans to increase the capability and capacity of the
Treasury function given our higher capital requirements. PwC has supported this, undertaking a review into Treasury’s processes and controls, to ensure that the function is equipped to support the
Company’s five-year framework. The review found there to be a strong culture of proactive risk management, and made recommendations to improve the efficiency and effectiveness of the Treasury function, which the Committee will monitor.
Insurance
The objective of the Group’s insurance strategy is to facilitate broad protection of our businesses across the UK and US in an efficient manner. The Committee reviews and assesses this strategy, to ensure that it allows the Company to operate within the Group’s approved risk tolerance and appetite. While we approach a softening of insurance markets in 2025, the Committee will continue to consider the Group’s reinsurance purchasing strategy with the aim of achieving longer-term stability of both capacity and pricing.
Tax
During the year, the Committee considered the Group’s Tax Strategy, ensuring this aligns with the Group’s risk profile and commitment to our strong reputation. Following the outcomes of the UK and US elections, we considered the evolving tax policy in the UK and US and the potential impact of incoming tax legislation from the new governments.
The Committee also received updates on the ongoing audits in the UK and US.
Pensions
During the year, the Committee noted the funding positions for all six of the Company’s UK Defined Benefit Pension plans. The Company
reached agreement with Ofgem regarding funding support, via Ofgem’s
Pension Deficit Allocation Methodology process, for three subsidiary pension arrangements in 2025. The Committee spent time discussing the pension implications arising out of the creation of the National Energy
System Operator (NESO). The Committee also discussed the US Defined
Benefit Pension Plans and other post-employment benefits (OPEB) and received updates on their funding positions and on the investment returns for the Pension Plans. The Committee received updates on the work of the Retirement Plans Committee to monitor and mitigate the investment, liability and governance risks associated with Pension and
OPEB risks.
Looking forward
In the coming year, the Committee will continue to oversee the Group’s robust tax governance standards and monitor legislative changes. It will also maintain oversight of the ongoing delivery of the financing strategy and management of risk for each area within its remit, in particular noting the impact of external markets and events on these.
Ian Livingston
Chair of the Finance Committee
14 May 2025

Strategic Report	Corporate Governance	Financial Statements	Additional Information	121
Directors’ Remuneration Report

	Key activities during the year	Composition
	•Stakeholder consultation and development of 2025 Directors’ Remuneration Policy •Consideration of the Rights Issue on remuneration •Ensure remuneration supports the capital investment plan delivery	The Committee comprises four independent Non-executive Directors. During the year, the Committee held four scheduled meetings and two ad hoc meetings.

Committee members
Martha Wyrsch (Chair)
Ian Livingston
Iain Mackay
Anne Robinson

Martha Wyrsch Chair of the Remuneration Committee

Review of the year
I am pleased to present the Directors’ Remuneration Report (DRR) for the year ended 31 March 2025.
This year has seen significant progress and strategic change for
National Grid and our results demonstrate excellent execution against our key priorities. In May 2024 we successfully completed the £7 billion
Rights Issue underpinning our ability to deliver our five year, £60 billion investment plan at pace. Delivery is well underway, in December 2024 we published the RIIO-T3 business plan and in May 2025, there is a
Building our Energy future investor event where we showcase the progress we are making on the delivery of major capital projects across the UK and US.
During the year, the Committee has been focused on ensuring that our remuneration strategy supports the business to deliver the capital investment plan. This year also presented the opportunity to review our
Directors’ Remuneration Policy (Policy), which was last approved in
2022 and examine how it might evolve. As we undertook this review, we sought to ensure that the best interests of all our stakeholders today and over the next few years are properly addressed and we engaged widely with shareholders and other key stakeholders. I’d like to thank those who participated in this process for their feedback and significant support, which is covered in further detail later in this letter. The
Committee concluded that while the broad framework of the Policy remained appropriate, some changes were necessary to ensure that the Policy remains fit for purpose to support our delivery of a step-
change in critical energy infrastructure both in the UK and US. These deliverables are essential to support our energy transition and growth objectives.
The Policy changes we are proposing are reflective of the current market and are essential to ensuring delivery of our ambitious strategic plan. The attraction, retention and motivation of excellent leadership to deliver our growth plans over the short to medium term will help ensure long-term value is delivered to all of our key stakeholders. National
Grid’s Policy has not materially changed for over a decade, and we are taking this opportunity to create a competitive Policy that will see us into the future.
Our 2025 Policy renewal
Shareholder engagement
During the year, I wrote to shareholders (representing c.50% of the total shares in issue) and other key stakeholders to discuss the proposed changes to the 2025 Directors’ Remuneration Policy. We appreciated the thoughtful and constructive comments we received. Our proposed changes to the Policy reflect the current market and adjustments necessary to ensure delivery of our ambitious strategic plan. They will help ensure long-term value is delivered to all of our key stakeholders.
In light of the positive support which we received from our major shareholders, no substantive changes were required to our proposals.
Total remuneration positioning
National Grid has performed on its growth and investment plans, delivering a 101% total shareholder return over the 10-year period to date and outperforming the FTSE 100 index. Further, following the strategic portfolio repositioning, the Company has increased in size and changed structure. Our focus as a business is to continue on this strong growth trajectory. In May 2024, we announced our new five year financial framework which includes capital investment of around
£60 billion over the five years to March 2029, representing a near two-
fold increase to the investment compared to the prior five years.
During the development of the Policy, the Committee considered whether the current pay comparator group of the FTSE 11–40, set in
2007/08, remained appropriate. Following a detailed review, we concluded that the comparator group should instead be the FTSE 1–30
(FTSE 30), having been a constituent of the FTSE 30 for over 20 years, this better reflects the size and complexity of National Grid and places us between the lower and the upper quartile of the group when measured by market capitalisation, revenue and number of employees
(as shown in the charts on the following page).

122	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued

FTSE 30 market capitalisation
FTSE 30 revenue
FTSE 30 number of employees
Note: FTSE 30 data as at 31 March 2025 and quartiles exclude National Grid.
Other relevant factors were also considered such as the scale of our investment plans and competition for talent in the industry both in the
UK and USA. As shown in the diagram below, the US accounts for
c.46% of our asset base.
2024/25 asset base
Geographical split

¢	US
¢	UK
The Committee believes that pay benchmarking alone does not provide sufficient rationale for proposing increases and, as such, the recommended changes are not driven by this change of comparator group. The proposals we are bringing forward are aimed at supporting the delivery of the business strategy in an organisation which has grown significantly in size and complexity.
When looking at some of our main KPIs, over the last decade we have:
•Increased our regulated assets by 62% to £60 billion;
•Increased our capital investment by 183% to £9,847 million; and
•Increased our total number of employees by c.7,000 to 31,654 employees.
In addition to growing in size, we have grown in complexity, having undergone a strategic transformation which started in 2021. We have made changes to our asset mix with a shift towards electricity (which is a higher growth area). Examples of how our structure has changed in the last five years include:
•Acquired Western Power Distribution, the UK’s largest electricity distribution network operator for £7.8 billion;
•Sold our Rhode Island gas and electricity business in the US and our UK Gas transmission and metering business; and
•Awarded the Accelerated Strategic Transmission Investment (ASTI)
projects. The scale and importance of these projects required us to add a new delivery unit, Strategic Infrastructure, into our corporate structure.
To support our unprecedented step up in capital investment, as shown below, investment is also required to ensure we are able to continue to attract and retain the talent needed to achieve our long-term goals.
c.£60 billion capital investment (2024/25 to 2028/29)

Near doubling of investment New 5-year framework c.£60bn
Last 5 years £33bn

The total incentive opportunity for Executive Directors at National Grid has not increased in over a decade, with the current variable pay arrangements having been in place since 2014. It is also resulting in us experiencing pay compression issues with the level below Executive
Director. The current incentive opportunities are uncompetitive and create challenges in attracting and incentivising global talent. We firmly believe that now is an appropriate time to address the clear shortfall in our variable pay arrangements, particularly the annual bonus opportunity.
Against the FTSE 30, our maximum total remuneration is positioned significantly below the lower quartile, as shown in the charts on the following page. However, as mentioned, National Grid is consistently positioned around the middle of the FTSE 30 based on market
capitalisation, revenue and number of employees.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	123

CEO FTSE 30 total maximum remuneration

¢	Salary (£m)	¢	Pension (£m)	Proposed National Grid maximum	Current National Grid maximum

¢	Annual bonus (£m)	¢	Long term Incentive Plan (£m)

CFO FTSE 30 total maximum remuneration

¢	Salary (£m)	¢	Pension (£m)	Proposed National Grid maximum	Current National Grid maximum

¢	Annual bonus (£m)	¢	Long term Incentive Plan (£m)

Note: FTSE 30 data from Annual Reports published as of 2 April 2025.
The Committee is also mindful of the US talent market, given that over half of our revenue comes from our US operations. The US also continues to provide us with significant growth, demonstrated by
£28 billion of our expected £60 billion investment being deployed in our
US jurisdictions.
Annual Performance Plan (APP)
A fundamental principle of our Policy is to align Executive Directors’
remuneration with the successful delivery of our ambitious strategic aims. There are a number of key annual targets that we will need to deliver in order to meet our five year financial framework. In direct support of this ambition, we are proposing to increase the maximum annual APP opportunity from 125% to 200% of salary for both
Executive Directors. The proposed maximum APP opportunity would place Executive Directors at the lower quartile of the FTSE 30 group
(and around the median of the FTSE 11–40, which was our previous peer group). This increase to APP quantum represents the first increase in bonus quantum since 2014.
APP deferral
Recognising the significant shareholding requirement which we already have in place, as well as the need to ensure that our remuneration package remains competitive, we are proposing to reduce the
proportion of APP paid in shares after Executive Directors have met their shareholding requirement, from 50% to 33%. The part payment in shares that are held for two years facilitates the application of malus and clawback and aligns with shareholder experience. We note that both of our current Executive Directors materially exceed their shareholding requirements at 1,616% for the CEO and 978% for the
CFO versus the shareholding requirements of 500% and 400% (of salary) respectively.
Long-Term Performance Plan (LTPP)
We remain fully committed to our existing remuneration philosophy of aligning executives to the long-term strategic goals of the Company. As such, we are proposing an increase in the maximum LTPP opportunity for the CEO from 350% to 400% of salary and for the CFO from 300%
to 350% of salary, which would place the LTPP below the median of the FTSE 30 group.
Alongside this increase, we propose removing the current flexibility in the Policy that allows the Committee, in exceptional circumstances, to award an additional 50% of salary as incentive pay (which can, as a one-off arrangement, currently be applied across the APP and LTPP in any given year). It should be noted that the Committee has not used this flexibility since it was included in the Policy.
The initial LTPP grant of the awards under the new Policy will not be at the increased level. We will carefully consider the circumstances under which the maximum grant might be warranted alongside appropriate performance conditions and targets at that time. This change is intended to create a Policy which will provide the Committee with the necessary flexibility to attract and retain key talent going forward.
Other amendments to the Policy
As part of our holistic Policy review, the Committee is proposing other minor changes to ensure the effective operation of the Policy. These include updating the governance process for approving NED fees and creating flexibility for dividend equivalents to be paid in either cash or shares, as this flexibility already exists within our plan rules, approved by shareholders in 2021.

124	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued

Rights Issue
As published in last year’s Report, we made the decision to delay the target setting and calibration process (for both the APP and LTPP) until after the Rights Issue.
The targets for our 2024/25 APP and 2024 LTPP awards, reflecting the impact of the Rights Issue are disclosed on pages 129 and 132 respectively.
Our 2022 and 2023 LTPP awards have performance conditions that include financial measures of EPS and RoE, both impacted by the
Rights Issue. As noted in last year’s DRR, the Committee agreed to adjust the impacted financial targets on a nil gain/nil loss basis.
Wider workforce
The Committee considers the context of our wider workforce when evaluating Executive Directors’ reward. We seek to ensure that colleagues receive fair and competitive reward packages that are aligned to the culture at National Grid.
We continue to maintain our commitment to paying a Living Wage as an accredited Living Wage employer in the UK.
In February 2024, I held a workforce engagement session to hear the views of employees across the organisation and ensure that they are considered at Committee meetings. The comments received from employees in attendance were insightful and constructive. These comments have been shared with the Committee and are being taken into consideration as we deliberate on issues that come to us. The
Committee also engages with the wider workforce at all levels on an array of topics, including remuneration, and details of our Non-
executive Director workforce engagement sessions can be found on page 106.
Alignment of remuneration with our business
strategy
We align our performance-linked elements of remuneration (APP and
LTPP) to our strategic priorities, long-term shareholder value and our vision for a secure, affordable and clean energy future, together with our sustainability commitments.
We are enhancing this alignment for 2025/26 by introducing a capital delivery measure to the APP to incentivise successful delivery of our capital investment plan.
Safety is also an important factor in remuneration decisions and in previous years the Committee has exercised its discretion when necessary following safety incidents.
CEO succession plan
I welcome the appointment of Zoë Yujnovich as our next CEO. She will succeed John Pettigrew who, after almost 10 years in post, has decided to retire from his role effective 16 November 2025.
Following a comprehensive succession planning process both the
Board and John believe it is the right time to transition leadership.
Zoë’s proven track record makes her ideally qualified to guide us into our next phase of growth.
Zoë will receive a salary of £1,300,000 per annum. The remaining elements of her remuneration will be in line with the Directors'
Remuneration Policy. On appointment, she will be granted share-based awards to replace remuneration foregone when leaving her previous employer. Further details of remuneration arrangements will be set out in the 2025/26 Directors' Remuneration Report.
Performance and remuneration outcomes
during the year
Salary, pension and benefits
As published in last year’s Report, John Pettigrew (Chief Executive) and
Andy Agg (Chief Financial Officer) both received salary increases of
4.5%, effective 1 July 2024, a figure slightly below the overall UK wider workforce salary increase of 5.0%.
2024/25 APP
The 2024/25 APP was based on financial performance measures
(70%), operational measures (15%), and individual objectives (15%)
that reflect key business and operational performance goals.
Financial performance (70%)
The financial performance portion of the 2024/25 APP outturned at
98.3% of maximum, driven by achievement of 100% of maximum for
Group Underlying EPS and 96.5% of maximum for Group RoE, both weighted equally. Both metrics delivered above target performance driven by strong performance from across the business, including benefits from new rate cases in the US, interconnectors arbitrage management and treasury management.
Financial performance was strong during the year with record levels of capital investment, Rights Issue delivery and successful completion of the Electricity System Operator (ESO) sale.
Operational performance (15%)
We continue to align the operational performance of our business with the delivery of impactful, lasting benefits to our stakeholders. For this period, operational measures were split equally in weight, linked to
Group customer satisfaction (37.7% of maximum achieved), Group
Colleague ‘Delivering Results’ index (25.0% of maximum achieved) and
Group ‘Inclusion’ index (100% of maximum achieved). Performance against each of these measures was assessed against stretching goals, aimed at achieving material improvement in performance. On
assessment of all metrics, performance was assessed as 54.2% of maximum.
Individual performance (15%)
15% of the 2024/25 APP was linked to individual objectives for
Executive Directors. Assessment against these objectives resulted in performance outcomes of 100% of maximum for John Pettigrew and
90.0% of maximum for Andy Agg. Details of the targets and
performance against these are set out on page 130.
Overall assessment
In reaching its overall decisions on the APP, the Committee considered the strong performance and delivery throughout the year across financial, operational, and individual objectives. The Committee concluded that the outcomes are appropriate in the context of performance achieved and determined that no discretion was required to the resultant APP formulaic outcome. Based on the overall performance of the Group, including the individual performance assessments of both John Pettigrew and Andy Agg, payouts under the plan for the period are 91.9% and 90.4% of maximum respectively.

Further details of performance versus the 2024/25 APP are outlined on pages 129 and 130.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	125

2022 and 2024 LTPP
The performance period for the 2022 LTPP ended on 31 March 2025.
Across the period, performance was based on financial measures
(80%) and energy transformation measures (20%), as set out in the
2021/22 Annual Report.
The financial performance portion of the LTPP outturned at 73.0% of maximum, driven by achievement of 100% of maximum for Group
Underlying EPS and 46.0% of maximum for Group RoE, both weighted equally. When assessing the degree to which the financial performance portion reflected the shareholder experience and the management’s performance against targets set, the Committee noted that the financial outcome would be significantly impacted by exceptional macro-
economic factors during the period which were not anticipated when targets were set. The Committee has therefore calculated RoE by taking account of the impact of these exceptional macro economic factors on the RoE calculation. This results in 11.41% Group RoE, leading to 46.0% of maximum vesting for this portion of the award. The
Committee also considered the impact on Group EPS and noted that whilst these impacts reduce the Group EPS outturn figure they did not impact the vesting amount. The Committee is satisfied that the overall
LTPP vesting outturn also reflects underlying business performance, the shareholder experience and management performance against the targets set. Details of this are set out on pages 130 and 131.
The energy transformation portion of the LTPP outturned at 89.5% of maximum, driven by achievement of 100% of maximum for Scope 1 emissions and 79.0% of maximum for enablement of energy
transformation, both weighted equally. The Scope 1 emissions outturn at maximum was driven by SF6 emission reductions, vehicle fleet emissions and Grain operation emissions reduction. The strong enablement of energy transformation performance was driven by energy efficiency programmes and distribution connections.
The resultant formulaic outcome of the 2022 LTPP was 76.3% of maximum. When reviewing the formulaic vesting outcome, the
Committee considered the broader context of shareholder experience and the external environment to determine whether the vesting levels were appropriate. The Committee determined that the levels of vesting reflected the strong performance, both financially and against strategic and operational targets, and that no discretion should be applied. The
Committee also evaluated whether there were any potential windfall gains over the period and determined that no adjustments were necessary.
As noted in last year’s DRR, we took the decision to delay the grant of the 2024 LTPP until after the outcome of the Rights Issue was finalised
(in order to neutralise the dilutive effect of the Rights Issue on the outstanding awards and options). The 2024 LTPP was awarded in July, and the performance will be assessed over the three-year period ending 31 March 2027. The performance measures are:
•Cumulative three-year Underlying Group EPS (40%);
•Group RoE (40%); and
•Energy transformation measures (20%).
The targets for this award, along with details of LTPP awards which vested during the year can be found on pages 130 – 132.
Single total figure of remuneration
The single total figures of remuneration for 2024/25 for both John
Pettigrew and Andy Agg are £6.097 million and £3.678 million respectively.
These outcomes represent the strong business performance across the period, supported by the outcomes under the 2024/25 APP. John
Pettigrew and Andy Agg supported the delivery of long-term value creation during a time of increased external pressures, as highlighted by the positive outcomes under the 2022 LTPP.
Policy implementation in 2025/26
Salary, pension and benefits
In reviewing the levels of fixed remuneration for the Executive Directors, the Committee considered the experience of the wider workforce. We felt it appropriate to increase the salaries of the Executive Directors at levels on par with increases provided across our wider workforce.
Consequently, the Committee has awarded salary increases of 5.0% to
John Pettigrew and Andy Agg, effective from 1 July 2025. This figure is on par with the wider UK and US workforce principles (5%). The wider workforce (non-union) salary budget increase is set at 4.0% plus a 1%
for compression and market adjustment. Pensions and benefits remain unchanged.
2025/26 APP
For 2025/26, the maximum APP opportunity will be 200% of salary for both Executive Directors.
The APP will maintain the same financial measures (70%). The operational measures (15%) will include capital delivery and leadership of change measures to align the APP with our capital investment plan.
Individual measures (15%) will be linked to individual objectives.
2025 LTPP
The 2025 LTPP award levels will be 350% of salary for John and 300%
of salary for Andy. These levels remain consistent to the awards granted in 2024. The Committee considered the current operation of the plan to be effective and the performance measures for the 2025
LTPP are as follows:
•Cumulative three-year Underlying Group EPS (40%);
•Group RoE (40%); and
•Energy transformation measures (20%).
The Committee believes these measures appropriately incentivise participants in a manner that provides clear alignment with our financial and strategic vision, as we continue to seek to deliver value for our shareholders and work towards our energy transformation
commitments.
Chair and Non-executive Director fees
Fees for the Chair and Non-executive Directors are being increased by
4.0%, effective from 1 July 2025.
Conclusion
I would like to thank shareholders for their input and engagement this year. We aim to maintain an open dialogue and look forward to receiving your support at the AGM on 9 July 2025.
Martha Wyrsch
Chair of the Remuneration Committee
14 May 2025

126	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report
Summary of the approach taken for 2024/25 and the intended approach for 2025/26
Our current Directors’ Remuneration Policy was approved at the 2022 AGM and will therefore require reapproval at the 2025 AGM. Our Directors’ Remuneration Policy as set out in this report (the 2025 Directors’
Remuneration Policy) will be put to shareholders for approval at the 2025 AGM to be held on 9 July 2025.
2024/25 remuneration outcomes are aligned to the delivery of our strategy and reflect strong business and individual performance during the year.
Our approach for 2025/26 aims to continue to incentivise delivery of our strategic goals as we enter a new phase of growth at National Grid.

The 2025 Directors’ Remuneration Policy is set out on pages 138 – 146.
Annual report on remuneration
A comparison of the 2024/25 single total figure of remuneration to the previous year is set out below for the Executive Directors, John Pettigrew and Andy Agg. Both Executive Directors are UK based. Fixed pay consists of salary, pension and benefits paid during the respective financial years.
The 2024/25 single total figure of remuneration for John Pettigrew and Andy Agg is £6.097 million and £3.678 million and represent an achievement of 80.4% and 80.5% of the total maximum opportunity respectively.
These outcomes reflect strong annual performance delivery in 2024/25 and long-term value creation. The single total figure of remuneration is largely driven by the heavy weighting on long-term share awards which reflects the long-term nature of our business, making up to two thirds of total remuneration and around 80% of variable pay. The 76.3% vesting of the LTPP reflects strong performance against both our financial and energy transformation measures.

John Pettigrew (£’000)

Fixed pay	APP	LTPP

Andy Agg (£’000)

Fixed pay	APP	LTPP
Note: The single total figure of remuneration for 2024/25 is explained in the single total figure of remuneration table for Executive Directors and single total figure for 2023/24 has been restated to reflect actual share price for 2021 LTPP vesting in 2024 and all dividend equivalent shares, consistent with comparative figures shown in this year’s single total figure of remuneration table.

	Implementation in 2024/25 (pages 128 - 137)				Implementation in 2025/26 (pages 147 - 149)

Salary	•John Pettigrew’s and Andy Agg’s salaries increased by 4.5% to £1,187,300 and £781,500 as of 1 July 2024 respectively – below the average increase of 5.0% across the UK wider workforce				•John Pettigrew’s and Andy Agg’s salaries will increase by 5.0% to £1,246,665 and £820,575 as of 1 July 2025 respectively – on par with the wider workforce principles (5%)

Pension and benefits	•John Pettigrew’s and Andy Agg’s pension cash allowance was 12% of salary for 2024/25, in line with the UK wider workforce •Other benefits remain unchanged				•Pension and benefits will remain unchanged

APP	2024/25 APP
2025/26 APP
Maximum opportunity of 200% of salary for both Executive
Directors
Measures for 2025/26:
•Group RoE (35%)
•Group Underlying EPS (35%)
•Operational measures – Capital delivery and effectiveness,
Leadership of change (15%)
•Individual measures (15%)

	Maximum opportunity of 125% of salary for both Executive Directors
	Performance measures (%) weighting			Outturn (% of max)
	Group Underlying EPS (35%)			100%
	Group RoE (35%)			96.5%
	Operational (15%)			54.2%
	Individual (15%): John Pettigrew			100%
	Individual (15%): Andy Agg			90%

	2024/25 APP outcome
		% of Maximum	Actual (£’000)	Maximum (£’000)
	John Pettigrew	91.9%	1,349	1,468
	Andy Agg	90.4%	874	966

Indicates an alternative performance measure

Strategic Report	Corporate Governance	Financial Statements	Additional Information	127

	Implementation in 2024/25 (pages 128 - 137)				Implementation in 2025/26 (pages 147 - 149)

LTPP	2022 LTPP
2025 LTPP
Award levels will remain at 350% of salary for the CEO and 300%
of salary for the CFO
Measures for 2025 LTPP:
•Group RoE (40%)
•Group Underlying EPS (40%)
•Reduction of Scope 1 emissions (10%)
•Enablement of strategic growth initiative (10%)

	Award levels were 350% of salary for the CEO and 300% of salary for the CFO
	Performance measures (%) weighting			Outturn (% of max)
	Underlying EPS (40%)			100%
	Group RoE (40%)			46.0%
	Reduction of Scope 1 emissions (10%)			100%
	Enablement of energy transformation (10%)			79.0%

	2022 LTPP outcome
		% of Maximum	Actual (£’000)	Maximum (£’000)
	John Pettigrew	76.3%	3,392	4,445
	Andy Agg	76.3%	1,913	2,507

Shareholding requirements	John Pettigrew and Andy Agg have met their shareholding requirements The above chart excludes shares subject to continued employment (shares held as part of the Sharesave scheme).				Shareholding requirements remain unchanged

Non-executive Director fees	All Non-executive Directors’ fees, including the Chair, increased by 4.5% – below the average increase of 5.0% across the UK wider workforce				•All Non-executive Directors’ fees, including the Chair, will be increased by 4.0% – below the wider workforce principles (5%)

128	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Statement of implementation of Policy in 2024/25
Statement of implementation of Policy in 2024/25
Content contained within a grey box indicates that all the information in the panel is audited
2024/25 remuneration implementation
Single total figure of remuneration – Executive Directors
The following table shows a single total figure of remuneration in respect of qualifying service for 2024/25, together with comparative figures for
2023/24. All figures shown to £’000:

	John Pettigrew		Andy Agg
	2024/25	2023/24	2024/25	2023/24
Salary	1,175	1,125	773	741
Benefits	40	87	25	29
Pension	141	135	93	89
Total fixed pay	1,356	1,347	891	859
APP	1,349	1,062	874	674
LTPP	3,392	3,704	1,913	2,035
Total variable pay	4,741	4,766	2,787	2,709
Total remuneration	6,097	6,113	3,678	3,568
Notes:
Salary: John Pettigrew’s and Andy Agg’s salaries increased by 4.5% to £1,187,300 and £781,500 as of 1 July 2024 respectively – below the average increase of 5.0% across the UK wider workforce.

Benefits: This includes private medical insurance, life assurance, allowance under the Group’s flexible benefits programme, travel and accommodation expenses, a fully expensed car or cash alternative and the use of a car and a driver when required. John Pettigrew received £12,000 for his company car allowance, £2,455 for life assurance, £1,208 for private medical insurance and
£17,015 for the use of a car and driver for 2024/25 (2023/24: £70,848). Andy Agg received £12,000 for his company car allowance, £6,597 for life assurance, £2,613 for private medical insurance and £4,568 for taxable accommodation and travel expenses for 2024/25. A Sharesave option award was granted to John Pettigrew on 13 January 2025 and the benefit (approximately £7,500) of this award is included. There were no Sharesave options granted to Andy Agg during 2024/25.
Pension: Pension contributions for John Pettigrew and Andy Agg were 12% of salary for 2024/25.

LTPP: The 2022 LTPP is due to vest in July 2025. The average share price over the three months from 1 January 2025 to 31 March 2025 of 962.17 pence has been applied and estimated dividend equivalents are included. The value of the 2022 LTPP award is driven in part by the share price change of 10.0% from date of grant to date of vest and TSR of 9.5% over the three-year performance period. The 2021 LTPP figures (included in the 2023/24 column) have been restated to reflect the actual share price on vesting, the numbers of shares that vested due to the Rights
Issue and all dividend equivalent shares. The number of shares that vested were impacted by the Rights Issue, as a result 418,303 shares vested for John Pettigrew and 229,837 shares vested for
Andy Agg. As the vesting share price of 885.40 pence was lower versus the estimate of 1,043.70 pence (and the reduced dividend equivalent shares added for the dividend with a record date of 7
June 2024 with a dividend rate of 39.12 pence per share), the actual value at vesting was £240,345 lower than for the estimate published last year for John Pettigrew and £132,023 lower for Andy
Agg.

Malus and clawback: The Committee considered whether any or all of an award should be forfeited, even if already paid, due to exceptional circumstances outlined in our Policy and determined that no action was required.

Total pension benefits
John Pettigrew and Andy Agg received a cash allowance in lieu of participation in a pension arrangement. There are no additional benefits on early retirement. The values of pension contributions, received during this year, are shown in the single total figure of remuneration table.
John Pettigrew has, in addition, accrued defined benefit (DB) entitlements. He opted out of the DB scheme on 31 March 2016 with a deferred pension and lump sum payable at his normal retirement date of 26 October 2031. At 31 March 2025, John Pettigrew’s accrued DB pension was
£111,699 per annum and his accrued lump sum was £335,096. No additional DB entitlements have been earned over the financial year, other than an increase for price inflation due under the pension scheme rules and legislation. Under the terms of the pension scheme, if he satisfies the ill-
health requirements or he is made redundant, a pension may be payable earlier than his normal retirement date. A lump sum death in service benefit is also provided in respect of these DB entitlements.

2024/25 APP
For 2024/25 APP, financial measures represent 70% of the award and operational measures and individual objectives equally represent 15% each of the award similar to 2023/24. Payment of the APP award is made 50% in shares and 50% in cash. Shares (after any sales to pay associated tax)
must be retained until the shareholding requirement is met, and in any event for a minimum of two years after receipt.
For financial measures, threshold, target and stretch performance levels are set by the Committee for the performance period and pay out at 0%,
50% and 100% of the maximum calculated on a straight-line basis. Operational measures have been assessed on a four-point scale (not met, partially achieved, achieved and over-achieved) based on quantitative targets set at the beginning of the year by the Committee. Target and stretch performance levels for the individual objectives are also predetermined by the Committee for the performance period, and an assessment of the performance relative to the target and stretch performance levels is made at the end of the performance year on each objective. Executive
Directors have a maximum opportunity of 125% of salary for 2024/25.

APP – Financial performance
The financial measures (70%) were weighted equally between two measures – Group Underlying EPS and Group RoE. The Group has continued
to deliver strong financial performance with record levels of capital expenditure, Rights Issue delivery and successful completion of the ESO sale.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	129

The financial performance outcomes of the 2024/25 APP award are summarised in the table below:

Measure	Weighting (% of APP)	Threshold	Target	Stretch	Outcome (% of max)
Group Underlying EPS (pence)	35%	67.0	70.0	73.0	100%
			73.3
Group RoE (%)	35%	8.2%	8.6%	9.0%	96.5%
			8.97%
Total financial outturn	70%				98.3%
Notes:
Group Underlying EPS: Technical adjustments have been made which reduce the performance range (including threshold, target and stretch) by 1.0 pence. This reflects the net effect of currency adjustments, scrip issuances, US pension assumptions and US/UK pension interest.
Group RoE: Targets have been adjusted to reflect a change in the calculation methodology (approved by the Audit and Risk Committee) to reflect amortisation of goodwill and other indefinite life intangible assets (ILIs) over 20 years (see page 292). This increased the target by 1.1% from 7.5% to 8.6%.

APP – Operational performance
The operational measures (15%) were weighted equally between three key measures:
•Customer: Group customer satisfaction index;
•Colleague: ‘Delivering Results’ index; and
•Colleague: ‘Inclusion’ index.
Operational measures were assessed on a four-point scale (not met, partially achieved, achieved and over-achieved) based on quantifiable targets where possible and qualitative outcomes to reflect a balanced assessment of performance. Overall, there was a mixed performance against each measure with Inclusion goals being achieved and customer and delivering results scores being partially achieved. This resulted in a combined outcome of 54.2% of maximum.

Measure	Details	Assessment	Outcome
Customer: Group customer satisfaction index (5%)
Blend of customer scores across the
business units all equally weighted:
•Customer Relationship Index for New
York and New England;
•Quality of connections, Broad Measure
of Customer Service and Major
Connections Satisfaction Score for UK
ET and UK ED; and
•Customer output measures for NGV.
		The customer scores for New York and New England were not met partly due to the impact of high bills for residential customers	Not met
		UK ET customer score was achieved due to prioritising in-year tactical actions including proactive New Year communications	Achieved
		UK ED customer score was not met partly due to Storm Darragh and the impact on customer satisfaction	Not met
		NGV customer scores have been achieved with strong performance with effective strategies to maximise interconnector arbitrage	Achieved

Further detail on customer satisfaction can be found on page 50.
37.7%
Colleague: Group ‘Delivering Results’ index (5%)
Index in our annual employee engagement
survey (Grid:Voice) that assesses the
Company values, and measures how the
Company has improved the culture and
achieved its vision and strategic priorities for
this year.

Group ‘Delivering Results’ was 25% (at threshold). The scores show a mixed picture across the business with only some business units achieving their targets. This highlighted the areas where we can direct more resources
Partially met
25.0%
Colleague: Group ‘Inclusion’ index (5%)	Index in our annual employee engagement survey (Grid:Voice) that assesses whether employees feel included at National Grid.	Inclusion scores were achieved and showed that employees are valued, feel included and are able to be themselves at work	Over-achieved
100%
Combined operational outcome			54.2%

APP – Individual objectives
In addition to the financial and operational goals outlined above, the Board approves annual individual performance for the Executive Directors in line with key operational and strategic priorities. As part of the process for assessing individual performance, the Chief Executive provided the
Board with a comprehensive review of company performance and his individual contributions relative to the previously adopted goals. Upon assessment, the Board considered that the Chief Executive’s performance had contributed significantly to the progress made across each of the goals. The Chief Executive undertook the same process for the Chief Financial Officer and presented his recommendations to the Committee in
March 2025. The following table sets out the 2024/25 individual objectives together with associated performance commentaries and the
Committee’s assessment of the performance outcome for each of the Executive Directors:

130	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Statement of implementation of Policy in 2024/25 continued

Individual objectives and performance summary – John Pettigrew	Outcome
Continue the journey to a Networks Plus company •Successful Rights Issue and launch of our refined strategy •Divested the ESO, completed the disposition of gas transmission, agreed sale of NGR and initiated sale of our Isle of Grain LNG facility •Delivered a record level of capital expenditure, on time, on budget and safely	100%
Elevate the regulatory and public affairs profile of National Grid
•Effected changes in leadership, staffing, strategy and activities of the regulatory and public affairs functions to increase impact
•Enhanced cooperation and trust with Ofgem
•Successfully agreed rate cases in New York and Massachusetts with 70% of our capital plan now agreed

Address the challenges of true transformation
•Digital transformation of US customer service functions, successfully converting all six million customers to a single platform
•Undertook efforts to leverage the transformational potential of generative AI
•Through NGV, maintained commitment to invest in technologies which will increase the automation and efficiency of grid operations

Invest in Talent and Leadership
•Achieved continued improvement in key metrics recorded via the culture diagnostic survey of all employees
•Enhanced engagement with the various senior leadership groups, reinforcing the values driven culture and the importance of people
•Continued to strengthen the Group Executive Committee with new executive hires and promotions

Individual objectives and performance summary – Andy Agg	Outcome
Ensure financing decisions that deliver the Group strategy are well understood by the Board with strong external investor support •Successful Rights Issue and resulting share price performance •Five year frame launch met with positive market sentiment with investor focus on delivery of capex step-up •Investor perception metrics (Net confidence and Net Satisfaction scores) higher than pre Rights Issue and exceed peer benchmarks •Successful delivery of debt financing strategy	90%
Deliver regulator outcomes in line with Board expectations and yield a positive investor reaction
•NGET RIIO-T3 price control: Steady progress with submission positively positioned
•MECO rate case filing: Supported delivery of a landmark outcome
•Simplified the internal performance framework and introduced senior leader performance-focused sessions

Deliver a step change in organisational capabilities that enable Group-wide efficiency targets to be met, and facilitate capital growth to time and cost
•Strong progress on the Enterprise Business Services strategy and finalised the delivery model
•Delivered efficiency savings ahead of target
•Strengthened financial controls, including increases in automation and lower level of deficiencies than prior year
•A number of transactions successfully completed during the year along with the NGR sale announcement

Build capability: Drive the identification and development of talent into the right pipelines and succession for CFO
•Senior team succession planning well developed to ensure full coverage of two successors over different timelines
•Full utilisation of leadership development programmes

2022 LTPP

Performance conditions
The 2022 LTPP will vest on 1 July 2025 and was based on two equally weighted financial measures, Group Underlying EPS (40%) and Group RoE
(40%). The remaining 20% weighting was split equally between two non-financial measures, Reduction of Scope 1 emissions (10%) and Enablement of energy transformation (10%). The financial targets and weightings of the 2022 LTPP below are the same for both Executive Directors.
As detailed in the Chair letter, the outturns of the 2022 LTPP are reflective of the business’ performance over the period and are summarised below. During the performance period, we have delivered record levels of capital expenditure and, with increased clarity about the scale of investment ahead of us, successfully raised £7 billion of equity through a Rights Issue. We have maintained strong earnings against a complex landscape of macroeconomic and geopolitical challenges, navigated the start of UK ED’s five year RIIO-2 regulatory framework, alongside new rate cases in the US and all while maintaining a continued focus on the need to drive efficiency. The outturns are summarised below:

Performance measure	Weighting	Threshold 20% vesting	Maximum 100% vesting	Outcome (% of max)
Cumulative three-year Underlying Group EPS	40%	185p	203p	100%
		213p
Group RoE	40%	11.0%	12.3%
		11.4%		46.0%
National Grid Scope 1 emissions	10%	‘-56ktCO2e	'-132ktCO2e
		‘-139ktCO2e		100%
Enablement of energy transformation: Strategic initiatives (Scope 2 and 3)	10%	Four strategic initiatives assessed on a four-point scale
		79.0%		79.0%
				76.3%
Notes:
Group RoE: Underlying EPS and Group RoE performance targets were adjusted for the impacts of the Rights Issue to ensure participants were in the same position as pre-Rights Issue. In addition, EPS targets were further adjusted to reflect the change in the underlying EPS definition to exclude the impact of UK regulated Deferred Tax. This change has a positive impact on underlying EPS but is economically neutral in the medium to long term. EPS targets were adjusted on a nil gain / nil loss basis, it does not impact our performance conditions for Group RoE. In addition, RoE targets have been adjusted to reflect a change in the calculation methodology (approved by the Audit & Risk Committee) to reflect amortisation of goodwill and other indefinite life intangible assets (ILIs) over 20 years (see p292).

Strategic Report	Corporate Governance	Financial Statements	Additional Information	131

Vesting
The performance period for the 2022 LTPP ended on 31 March 2025. Across the period, performance was based on financial measures (80%) and energy transformation measures (20%), as set out in the 2021/22 Annual Report.
The overall outcome of the 2022 LTPP was 76.3% of maximum, with 58.4% of the total award vesting linked to financial measures, driven by achievement of 100% of maximum for Group Underlying EPS and 46.0% of maximum for Group RoE, both weighted equally; 17.9% of the total
LTPP award vested in relation to the energy transformation measures, driven by achievement of 100% of maximum for Scope 1 emissions and
79.0% of maximum for enablement of energy transformation, both weighted equally.
As highlighted in the Chair letter, when assessing the degree to which the financial performance portion reflected the shareholder experience and the management’s performance against targets set, the Committee noted that the financial outcome would be significantly impacted by exceptional macro-economic factors during the period which were not anticipated when targets were set. The Committee has therefore calculated
RoE by taking account of the impact of the exceptional macro economic factors during the period on the RoE calculation. This results in 11.41%
Group RoE, leading to 46.0% of maximum vesting for this portion of the award. Taking account of this impact reduced the Group EPS outturn figure but did not impact the associated vesting outcome.
The Scope 1 emissions outturn at maximum was driven by SF6 emission reductions, vehicle fleet emissions and Grain operation emissions reduction. The strong enablement of energy transformation performance was driven by energy efficiency programmes and distribution connections. The Committee is satisfied that the overall LTPP vesting outturn also reflects underlying business performance and the shareholder experience. This results in the 2022 LTPP outturn being 76.3% of maximum.
The amounts due to vest under the 2022 LTPP for the performance period that ended on 31 March 2025 are included in the 2024/25 single total figure table on page 128 and are shown in the table below. The current share price valuation is an estimate based on the average share price over the three months from 1 January 2025 to 31 March 2025 of 962.17 pence and the proposed 2024/25 final dividend with record date of 30 May
2025, subject to shareholder approval, is included. The total number of shares subject to awards which vest (after any sales to pay associated income tax and social security), including dividend equivalent shares are subject to a two-year holding period.
The Committee considered wider business factors, such as underlying financial performance, ESG considerations, potential windfall gains and shareholder experience, when determining the final outturn for the 2022 LTPP and were comfortable that no adjustments were required.

	Shares awarded	Rights Issue adjustment	Total number of shares	Performance outcome (% of maximum)	Vested shares based on performance	Face value of the award at grant (£’000)	Total value (£’000)
John Pettigrew	357,606	38,263	395,869	76.3	302,095	3,230	3,392
Andy Agg	201,727	21,584	223,311	76.3	170,413	1,822	1,913

Assessment of National Grid shareholder returns
National Grid plc’s 10-year annual TSR performance against the FTSE 100 Index since 31 March 2015 is shown below and illustrates the growth in value of a notional £100 holding invested in National Grid plc on 31 March 2015, compared with the same invested in the FTSE 100 Index. The
FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the UK and it is a useful reference to assess relative value creation for National Grid plc shareholders. Over the last 10-year period, National Grid plc’s TSR is 101% versus the FTSE 100 Index at 85%, demonstrating sustainable long-term value for our shareholders.

Total Shareholder Return (£)

132	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Statement of implementation of Policy in 2024/25 continued

2024 LTPP

Performance conditions
For the 2024 LTPP, the performance measures comprise two equally weighted financial measures totalling 80% and two equally weighted energy transformation measures totalling 20% over the three-year performance period, as outlined in the table below.

Performance measure	Weighting	Threshold 20% vesting	Maximum 100% vesting
Cumulative three-year Underlying Group EPS	40%	216p	234p
Group RoE	40%	8.70%	9.95%
Reduction of Scope 1 emissions	10%	6%	12%
Enablement of energy transformation: Strategic initiatives (Scope 2 and 3)	10%	Four strategic initiatives: US energy efficiency programmes, low-carbon generation connections, US future of gas strategy, grid connections reform.
Notes: Vesting between threshold and maximum will be on a straight-line basis.

Conditional awards made during the year
The face value of the awards is calculated using the volume weighted average share price at the date of grant. The share price at the date of grant on 23
July 2024 was 948.45 pence. The 2024 LTPP will vest on 1 July 2027. The total number of shares subject to awards which vest (after any sales to pay associated income tax and social security), including dividend equivalent shares are subject to a two-year holding period following vesting.

	Basis of award (% of salary)	Number of shares	Face value (£’000)	Proportion vesting at threshold performance	Performance period end date
John Pettigrew	350%	438,141	4,156	20%	31 March 2027
Andy Agg	300%	247,193	2,345	20%	31 March 2027
Statement of Directors’ shareholdings and share interests
The Executive Directors are required to build up and hold a shareholding from vested share plan awards until their shareholding requirement is met. Until this point, Executive Directors will not be permitted to sell shares, other than to pay income tax liabilities on shares just vested or in exceptional circumstances approved by the Committee. The following table shows the position of each of the Executive Directors in relation to the shareholding requirement, including their connected persons. The shareholding is as at 31 March 2025 and the salary used to calculate the value of the shareholding is the gross salary as at 31 March 2025. The table also presents the number of shares owned by the Non-executive Directors, including their connected persons.
Both John Pettigrew and Andy Agg have met their shareholding requirement.
Further shares have been purchased in April and May 2025 on behalf of each of John Pettigrew and Andy Agg as part of the Share Incentive Plan
(SIP) (an HMRC tax-advantaged all-employee share plan), thereby increasing the beneficial interests by 29 shares (15 in April and 14 in May) for both John Pettigrew and Andy Agg. There have been no other changes in Directors’ shareholdings between 1 April 2025 and 14 May 2025.

Directors	Share ownership requirements (multiple of salary)	Number of shares/ADSs owned outright (including connected persons and SIP for Executive Directors)	Value of shares held as a multiple of current salary (excluding closely connected persons)	Number of options granted under the Sharesave Plan	Conditional share awards subject to performance conditions (LTPP 2022, 2023 and 2024)
Executive Directors
John Pettigrew	500%	1,900,220	1,616%	8,889	1,254,813
Andy Agg	400%	756,754	978%	4,777	707,894
Non-executive Directors
Paula Rosput Reynolds (ADSs)	—	22,622	—	—	—
Anne Robinson (ADSs)	—	—	—	—	—
Earl Shipp (ADSs)	—	6,046	—	—	—
Iain Mackay	—	—	—	—	—
Ian Livingston	—	2,374	—	—	—
Jacqui Ferguson	—	—	—	—	—
Jonathan Silver (ADSs)	—	—	—	—	—
Martha Wyrsch (ADSs)	—	25,000	—	—	—
Tony Wood	—	2,583	—	—	—
Notes:
John Pettigrew: On 31 March 2025, held 4,670 options granted under the Sharesave Plan with an exercise price of 711 pence per share (the 20% discounted option price) which can, subject to their terms, be exercised at 711 pence per share between 1 April 2025 and 30 September 2025. On 31 March 2025, also held 4,219 options granted under the Sharesave Plan with an exercise price of 743 pence per share (the 20% discounted option price) which can, subject to their terms, be exercised at 743 pence per share between 1 April 2027 and 30 September 2027.
The number of conditional share awards subject to performance conditions is as follows: 2022 LTPP: 395,869; 2023 LTPP: 420,803; 2024 LTPP: 438,141.
Andy Agg: On 31 March 2025, held 4,777 options granted under the Sharesave Plan with an exercise price of 695 pence per share (the 20% discounted option price) and they can, subject to their terms, be exercised at 695 pence per share between 1 April 2026 and 30 September 2026. The number of conditional share awards subject to performance conditions is as follows: 2022
LTPP: 223,311; 2023 LTPP: 237,390; 2024 LTPP: 247,193.
Paula Rosput Reynolds, Anne Robinson, Earl Shipp, Jonathan Silver and Martha Wyrsch: Holdings are shown as American Depositary Shares (ADSs) and each ADS represents five ordinary shares.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	133

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
Shareholder dilution
All Company employees are encouraged to become shareholders through a number of all-employee share plans and a significant proportion of our employees participate annually. These plans include Sharesave and the SIP in the UK and the US Employee Stock Purchase Plan (ESPP) and US
Incentive Thrift Plan (commonly referred to as a 401(k) plan) in the US which are summarised on page 275 and in our Policy.
Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive or discretionary share-based incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution levels against these limits annually and under these limits the Company, as at
31 March 2025, had a headroom of 4.04% and 8.18% respectively.
Unvested or unexercised awards under our all-employee and discretionary share plans have been adjusted to take account of the Rights Issue.
Chief Executive pay ratio
We have disclosed our Chief Executive pay ratios comparing the single total figure of remuneration of the Chief Executive to the equivalent pay for the 25th percentile, median and 75th percentile UK employees (calculated on a full-time equivalent basis), as well as the median Group-wide pay ratio.
The Chief Executive pay ratio has decreased from 90:1 to 85:1 at the UK median, primarily due to the impact of the 2022 LTPP award which reduced the Chief Executive’s single total figure of remuneration this year as well as the pay and benefits of employees increasing from last year.
This has also caused the Group median pay ratio to decrease when compared to last year.
Excluding estimated 2022 LTPP vesting, our UK median pay ratio has increased from 34:1 in 2023/24 to 38:1 this year and our Group pay ratio has increased from 25:1 in 2023/24 to 27:1 this year.

		UK			Group-wide
Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio	Median pay ratio
2024/25	Option A	112	85	65	61
2023/24	Option A	117	90	69	65
2022/23	Option A	144	111	86	76
2021/22	Option A	135	105	81	76
2020/21	Option A	104	81	62	54
2019/20	Option A	111	86	66	53
2018/19 – voluntary	Option A	96	76	58	48
Notes: Salaries as at 31 March 2025 and estimated performance-based annual payments for 2024/25 have been annualised for part-time employees to reflect full-time equivalents.
Performance payments have not been further adjusted to compensate where new employees have not completed a full performance year. The comparison with UK employees is specified by the 2018 amendment of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. US employees represent approximately 57% of our total employees.
Our median pay ratio on a Group-wide basis is outlined above and calculated on the same basis as the UK pay ratios and at an exchange rate of $1.26637:£1.
Changes in the Chief Executive pay ratio reflect the fact that a key feature of our executive and senior leadership remuneration strategy is heavily weighted towards longer-term performance share-based reward, resulting in larger swings year-on-year than the wider workforce. Across the wider workforce, employee remuneration is largely focused on in-year annual delivery.
The 2024/25 salary and total pay including benefits for the Chief Executive versus UK employees is shown below.
2024/25 salary and benefits – Chief Executive versus UK wider workforce

	Chief Executive remuneration	UK employee 25th percentile	UK employee median	UK employee 75th percentile
Salary	£1,174,525	£43,263	£49,475	£64,161
Total pay and benefits	£6,097,088	£54,440	£71,802	£94,191
We have chosen to use Option A in calculating the ratios, which is a calculation based on the pay of all UK employees on a full-time equivalent basis, as this option is considered to be more statistically robust. The ratios are based on total pay and benefits inclusive of short-term and long-
term incentives applicable for the respective financial year (1 April – 31 March). The reference employees at the 25th, median and 75th percentile have been determined by reference to pay and taxable benefits as at the last day of the respective financial year, 31 March, with estimates for the respective APP payouts and performance outcomes of the LTPP and dividend equivalents.

134	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Statement of implementation of Policy in 2024/25 continued
We are satisfied that the median pay ratio reported this year is consistent with our wider pay, reward and progression policies for employees. The median reference employee falls within our collectively bargained employee population and has the opportunity for annual pay increases, annual performance payments and career progression and development opportunities. The Chief Executive received a pay increase of 4.5% in 2024/25, below the UK wider workforce increase of 5.0%. For reference, in 2025/26, the Chief Executive will receive a 5.0% pay increase, which is on par with the wider UK workforce principles (5.0%).
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
Relative importance of spend on pay
4%
6%
-12%
-8%
24%
Notes:
1.Presented on a continuing basis only
2.  Percentage increase/decrease of the costs between years is shown
Chief Executive’s pay in the last 10 financial years
Steve Holliday was Chief Executive in 2015/16. John Pettigrew became Chief Executive on 1 April 2016.

	Steve Holliday	John Pettigrew
	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25
Single total figure of remuneration (£’000)	5,151	4,623	3,648	4,651	5,205	5,071	6,614	7,262	6,113	6,097
Single total figure of remuneration including only 2014 LTPP (£’000)		3,931
APP (proportion of maximum awarded)	94.60%	73.86%	82.90%	84.20%	70.58%	80.43%	85.20%	82.62%	75.50%	91.92%
LTPP (proportion of maximum vesting)	63.45%	90.41%	85.20%	84.20%	84.90%	68.00%	74.22%	100.00%	81.87%	76.31%
Notes:
John Pettigrew: The single total figure of remuneration for 2024/25 is explained in the single total figure of remuneration table for Executive Directors and the single total figure for 2023/24 has been restated to reflect actual share price for 2021 LTPP vesting in 2024 and all dividend equivalent shares, consistent with comparative figures shown in this year’s single total figure of remuneration table.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	135

Single total figure of remuneration – Non-executive Directors
The following table shows a single total figure in respect of qualifying service for 2024/25, together with comparative figures for 2023/24:

	Fees (£’000)		Other emoluments (£’000)		Total (£’000)
	2024/25	2023/24	2024/25	2023/24	2024/25	2023/24
Paula Rosput Reynolds	724	700	51	56	775	756
Anne Robinson	121	116	1	11	123	127
Earl Shipp	129	124	7	11	136	134
Iain Mackay	158	143	40	22	198	165
Ian Livingston	189	162	1	—	190	162
Jacqui Ferguson	123	27	3	1	126	28
Jonathan Silver	120	122	4	12	124	133
Martha Wyrsch	134	123	10	8	145	131
Tony Wood	118	113	6	14	124	128
Total	1,816	1,629	123	135	1,941	1,764

Notes: Non-executive Director fee increases approved in 2023/24 were effective from 1 July 2024.
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
Jacqui Ferguson: Joined the Safety & Sustainability Committee as a member effective 5 July 2024.
Jonathan Silver: Stepped down as member of Audit & Risk Committee and joined the Finance Committee effective 5 July 2024.
The total emoluments paid to Executive and Non-Executive Directors in the year were £11.7 million (2023/24: £11.7 million).

Percentage change in remuneration
(Executive Directors, Non-executive Directors, employee average)
We have included percentage change in salary/fee, bonus and benefits for each of the Directors compared with prior years. The regulations cover employees of the Parent Company only and not across the Group, and given most employees, if not all, are employed by subsidiary undertakings, we have voluntarily chosen a comparator group of all employees in the UK and the US to provide a representative comparison. In line with the regulations, we now disclose this information to display a five year history.

	2020/21			2021/22			2022/23			2023/24			2024/5
Executive Directors	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus
John Pettigrew	1.3%	(4.7)%	15.4%	1.7%	(8.8)%	7.8%	3.4%	(42.0)%	0.3%	3.9%	48.9%	(5.0)%	4.4%	(54.0)%	27.0%
Andy Agg	4.9%	40.6%	17.7%	6.5%	(31.6)%	15.9%	6.5%	32.6%	2.1%	4.6%	0.3%	(7.8)%	4.4%	(14.3)%	29.6%
Non-executive Directors
Paula Rosput Reynolds	n/a	n/a	n/a	2816.8%	n/a	n/a	16.9%	217.1%	n/a	—%	0.4%	n/a	3.4%	(9.2)%	n/a
Anne Robinson	n/a	n/a	n/a	n/a	n/a	n/a	474.0%	n/a	n/a	5.4%	(23.7)%	n/a	4.3%	(89.4)%	n/a
Earl Shipp	0.5%	(100.0)%	n/a	8.6%	n/a	n/a	9.0%	208.6%	n/a	0.7%	(51.6)%	n/a	4.4%	(31.1)%	n/a
Iain Mackay	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	60.7%	9695.4%	n/a	10.2%	86.5%	n/a
Ian Livingston[1]	n/a	n/a	n/a	n/a	n/a	n/a	113.2%	3.0%	n/a	14.3%	(100.0)%	n/a	16.9%	n/a	n/a
Jacqui Ferguson[2]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	362.3%	166.7%	n/a
Jonathan Silver	14.3%	(100.0)%	n/a	(4.2)%	n/a	n/a	24.5%	383.6%	n/a	(1.7)%	(74.2)%	n/a	(0.9)%	(66.2)%	n/a
Martha Wyrsch	n/a	n/a	n/a	n/a	n/a	n/a	111.0%	280.3%	n/a	4.5%	(30.6)%	n/a	9.6%	27.7%	n/a
Tony Wood	n/a	n/a	n/a	n/a	n/a	n/a	144.2%	857.5%	n/a	(3.1)%	(19.0)%	n/a	4.3%	(60.0)%	n/a
Employee median	(8.5)%	1.7%	(5.5)%	2.8%	6.1%	40.0%	12.4%	36.4%	(23.0)%	5.0%	6.6%	(3.8)%	2.3%	3.6%	(8.0)%
Notes:
1.Ian Livingston received no benefits during 2023/24.
2.Jacqui Ferguson was appointed to the Board on 1 January 2024, therefore 2023/24 fees and benefits were prorated.
3.Benefits/other emoluments: For Executive Directors, benefits include private medical insurance, life assurance, allowance under the Group’s flexible benefits programme, travel and accommodation expenses, a fully expensed car or cash alternative and the use of a car and a driver when required. For Non-executive Directors, the equivalent of benefits is emoluments. In accordance with the Group’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Group also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above. The 2022/23 year-on-year increase on Non-executive Directors benefits was due to global travel returning to pre-pandemic levels; therefore Directors travelled several times during the year incurring travel/accommodation expenses.

136	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Statement of implementation of Policy in 2024/25 continued
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
There have been no changes made to Directors’ service contracts and letters of appointment, other than the additional US Clawback Policy, which was adopted in line with the New York Stock Exchange rules requirement. Copies of service contracts and letters of appointment are available for inspection at the Company’s registered office.
Payments for loss of office and payments to past Directors
There were no payments made to past Directors during 2024/25.
External appointments and retention of fees
As per our Policy, Executive Directors may, with the approval of the Board, accept one external appointment as a Non-executive Director of another company and retain any fees received for the appointment. Experience as a board member of another company is considered to be valuable personal development, which in turn is of benefit to the Company. The table below details the Executive Directors’ appointments as Non-
executive Directors in other companies during the year ended 31 March 2025.

	Company	Retained fees
John Pettigrew	Rentokil Initial plc	£97,250
Andy Agg	The Weir Group plc	£85,567
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
•Clarity: We identify and communicate a range of performance measures in our incentives which clearly link to the successful execution of the
Group’s strategy.
•Simplicity: Elements of our remuneration framework and their purpose are clearly articulated within our market-standard policy and we believe this is understood by all our stakeholders.
•Risk: Risk is managed in a number of ways and evidenced through our Policy, for example: setting maximum levels for incentive plans;
implementing measures that are aligned to Group performance and shareholder interests; focusing on the long term and creating value through the LTPP; reviewing formulaic outcomes; malus and clawback provisions including the new US Clawback Policy; and having a high shareholding requirement for senior executives.
•Predictability: Full information on the potential values which could be earned are disclosed; our Policy outlines threshold, target and maximum opportunity with varying actual incentive outcomes dependent on performance; and all the checks and balances set out above under Risk are disclosed as part of the Policy.
•Proportionality: While incentive plans reward executives’ performance in successfully delivering the business strategy, there is also a focus on sustaining this through holding periods that apply to vested shares and annual incentives paid out as shares; all executives are also subject to significant shareholding and post-employment shareholding requirements. The Policy does not reward poor performance and the range of potential payouts under the Policy is appropriate.
•Alignment to culture and strategy: Our culture recognises that how we do things is as vital as what we do and this is reflected in the type of performance conditions used in our incentive plans. Both the measures themselves and the targets set aim to reinforce this approach.
Our Policy has operated as intended in terms of Group performance and quantum; a review of key considerations and decisions pertaining to its implementation is provided in the Committee Chair’s statement.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	137

The Committee’s activities in 2024/25

Meeting/circulations	Main areas of discussion
May 2024
AGM update
Approval of 2023/24 APP and 2021 LTPP outcomes for the Group Executive Committee
Review of Chair fees
Discussion on the 2024/25 APP financial, operational and individual objectives and 2024 LTPP targets for the Group Executive Committee
Discussion on the impact of the Rights Issue on employee share schemes
Discussion on the 2023/24 Directors’ Remuneration Report
Discussion on a number of governance updates, including share dilution limits and shareholding for the Group Executive Committee

July 2024
Approval of 2024/25 APP financial, operational and individual objectives and 2024 LTPP targets for the Group Executive Committee
Ensure approved targets reflect the impact of the Rights Issue
Discussion on the 2025 Remuneration Policy review

November 2024
Discussion on the 2025 Remuneration Policy and the investor engagement plan for 2024/25
Update on the 2024/25 APP provisional outturns for the Group Executive Committee
Update on inflight (2022, 2023 and 2024) LTPP awards

February 2025
Discussion on the 2025/26 APP financial, operational and individual objectives and 2025 LTPP targets for the Group Executive Committee
Review of broader workforce remuneration and approval of the Gender and Ethnicity Pay Gap calculation
Update on the 2025 Remuneration Policy and feedback from the consultation process

March 2025
External market update and evolving governance
Discussion on the 2024/25 expected incentive plan outcomes (APP and outstanding LTPP) for the Group Executive Committee
Discussion on the 2025/26 APP financial, operational and individual objectives and 2025 LTPP award for the Group Executive Committee
Market data review, salary increase proposals, in context of wider workforce increases, for the Group Executive Committee

Advisors to the Remuneration Committee
PricewaterhouseCoopers LLP (PwC) was selected by the Committee to become its independent advisor from 3 August 2020 and provided advice and counsel to the Committee throughout 2024/25. PwC is a member of the Remuneration Consultants Group (RCG) and has signed up to RCG’s code of conduct. The Committee is satisfied that any potential conflicts were appropriately managed. Work undertaken by PwC in its role as independent advisor to the Committee has incurred fees of £243,881 during the 2024/25 on the basis of time charged to perform services and deliverables.
The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that PwC provided credible and professional advice. PwC has provided general and technical remuneration services in relation to employees below Board and Group
Executive Committee level that include broad-based employee reward support and data assurance services. In addition, WTW provided benchmarking support to the Committee in the year and incurred fees of £30,240.
The Committee considers the views of the Chair on the performance and remuneration of the Chief Executive, and of the Chief Executive on the
performance and remuneration of the other members of the Group Executive Committee. The Committee is also supported by the Group
Company Secretary, and either he or his delegate acts as Secretary to the Committee; the Chief People Officer; the Group Head of Reward; and,
as required, the Chief Financial Officer, the Group Head of Pensions and the Group Financial Controller.
Voting on the Policy at the 2022 AGM and the Directors’    Remuneration Report at the 2024 AGM
2022 Policy
  Directors’ Remuneration Report 2023/24

Notes:
1.The Directors’ Remuneration Policy voting figures shown refer to votes cast at the 2022 AGM and represent 66.28% of the issued share capital. In addition, shareholders holding 42.6 million shares abstained.
2.The Directors’ Remuneration Report voting figures shown refer to votes cast at the 2024 AGM and represent 68.16% of the issued share capital. In addition, shareholders holding 1.0 million shares abstained.

138	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Directors’ Remuneration Policy
2025 Directors’ Remuneration Policy
Our Remuneration strategy sets out to ensure strong alignment with our strategic priorities and creation of value for shareholders while providing market competitive remuneration to enable the attraction and retention of top leadership talent. Our existing Policy (adopted in 2022) has supported the delivery of strong performance to date, and created strong alignment between the success of management, our strategic priorities, and the shareholder experience. Looking forward, our recent strategic portfolio repositioning and new five year financial framework which includes a capital investment of c.£60 billion, a nearly two-fold increase to the investment in the prior five years, clearly demonstrate that National Grid is continuing to evolve in size and complexity. During the decision making process the Committee undertook a review of the current Policy and its implementation to ensure that our 2025 Directors’ Remuneration Policy (2025 Policy) is future-focused and enables delivery of our five-year framework. During the review process the Remuneration Committee considered the following: wider workforce remuneration, market practice, external guidance, input from management and input from our independent advisors. The Committee took measures to avoid conflicts of interest and no Director was present when their own remuneration was discussed.
In light of the above change to scale and complexity and the associated challenges in delivery, the 2025 Policy includes the following main changes:

Remuneration element	Summary of proposed Policy changes
Salary	•Change the benchmarking peer group from FTSE 11-40 to FTSE 30.
Annual Performance Plan (APP)
•Increase the maximum opportunity from 125% of salary to 200% for both Executive Directors.
•Once the shareholding requirement is met, introduce flexibility to reduce the deferral percentage to one-third (currently half).
•Deferral period remains at two years.

Long-Term Performance Plan (LTPP)	•Increase the maximum opportunity from 350% and 300% of salary for the CEO and CFO respectively to 400% and 350% of salary.
Exceptional circumstances APP/LTPP	•Remove the flexibility to award up to 50% of salary in either the APP or LTPP in exceptional circumstances.
Non-executive Director fee governance	•Propose that NED fees are set by the CEO and Chair of the Board, supported by the CPO; previously NED fees were set by the Group Executive Committee in conjunction with the Chair of the Board.
Treatment of dividend equivalents
•At the discretion of the Committee, allow dividend equivalents to be delivered in either cash or shares in order to align with the shareholder-approved LTPP plan rules that allow for dividend equivalents to be delivered in either cash or shares.

Rationale for the above changes are set out in the Remuneration Committee Chair’s letter. We have engaged widely with shareholders and proxy advisory service organisations and are grateful for the engagement, feedback, and overwhelming positive support on our 2025 Policy proposals.
The Committee is committed to maintaining an open dialogue and members remain available to answer questions throughout the AGM process and forthcoming year ahead on our 2025 Policy as outlined below. It is the intention that the 2025 Policy will apply to payments made and shares granted from the date of the 2025 AGM.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	139

Policy tables – Executive Directors

Element	Operation	Maximum levels	Performance assessment
Salary Purpose and link to business strategy: to attract, motivate and retain high-calibre individuals.
Salaries are generally reviewed annually
and are targeted broadly at the mid-market
of our peer group. However, a number of
other factors are also taken into account:
•the individual’s skills and experience;
•scope of the role, including any changes
in responsibility;
•market data, including salary and total
remuneration; and
•incentive opportunity in the relevant
comparator group.

No prescribed maximum annual
increase although increases are
generally aligned to or below
salary increases received by other
Company employees and to
market movements. Increases in
excess of this may be made at the
Committee’s discretion in
circumstances such as a
significant change in
responsibility, progression if more
recently appointed in the role and
alignment to mid-market levels.
Not applicable.
Benefits Purpose and link to business strategy: to provide competitive and cost effective benefits to attract and retain high- calibre individuals.
Benefits currently provided include:
•company car or a cash alternative (UK
only);
•use of a car and driver when required;
•private medical insurance;
•life assurance;
•personal accident insurance (UK only);
•opportunity to purchase additional
benefits (including personal accident
insurance for US) under flexible benefits
schemes available to all employees; and
•opportunity to participate in HMRC (UK)
or Internal Revenue Service (US) tax-
advantaged all-employee share plans.
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
		The cost of providing benefits will vary from year to year in line with the market. Participation in tax-advantaged all-employee share plans is subject to limits set by relevant tax authorities.	Not applicable.

140	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Directors’ Remuneration Policy continued

Element	Operation	Maximum levels	Performance assessment
Pension Purpose and link to business strategy: to help with future financial wellbeing and assist in attraction and retention.
Externally hired Executive Directors may
participate in a defined contribution
arrangement or alternatively choose to
receive cash in lieu.
In case of internal promotion to the Board,
the Company will recognise legacy defined
benefit pension arrangements of existing
employees in both the UK and US where
these have been provided under an
existing arrangement.
In line with market practice, pensionable
pay for UK-based Executive Directors
includes salary only and for US-based
Executive Directors includes salary and
APP awards.

UK Directors: Defined
contribution: annual contributions
for new appointments and
existing Executive Directors of up
to 12% of salary. Executive
Directors may take a full or partial
cash supplement in lieu.
Life assurance of four times salary
and a dependant’s pension of one
third of salary is provided.
Executives with HMRC pension
protection may be offered lump
sum life assurance only, equal to
four times salary.
US Directors: Defined
contribution: contributions of up
to 9% of salary plus APP award
with additional 401(k) plan match
up to 4%.
Defined benefit: no additional
defined benefit entitlements will
be earned over the financial years
from the date of appointment,
other than an increase for price
inflation due under the pension
scheme rules and legislation.
Under the terms of the pension
scheme, if the Executive Director
satisfies the ill-health
requirements, or is made
redundant, pension may be
payable earlier than the normal
retirement date. A lump sum
death in service benefit is also
provided in respect of these
defined benefit entitlements.
Not applicable. The current Executive Directors are not active members of a defined benefit plan.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	141

Element	Operation	Maximum levels	Performance assessment
Annual Performance
Plan (APP)
Purpose and link to
business strategy: to
incentivise and reward
the achievement of
annual financial
measures and strategic
non-financial measures
including the delivery of
annual individual
objectives and
demonstration of our
Company leadership
qualities and values.

The APP comprises reward for
achievement against financial and non-
financial measures and achievement
against individual objectives.
Financial and non-financial performance
measures and targets are normally agreed
at the start of each financial year and are
aligned with strategic business priorities.
Targets are set with reference to the
business plan and strategy. Individual
objectives and associated targets are
normally agreed also at the start of the
year.
APP awards are normally paid in June.
Where the Executive Director has not yet
met their shareholding requirement, at least
50% of the APP award is paid in shares,
which (after any sales to pay associated
income tax and social security) must be
retained for at least two years after receipt.
Where an Executive Director has met the
shareholding requirement, at least 33% of
the APP award will be paid in shares which
(after any sales to pay associated income
tax and social security) must be retained
for at least two years after receipt.
Awards are subject to malus and clawback
provisions.
The maximum award is 200% of salary in respect of a financial year. The payout levels at threshold, target and stretch performance levels are 0%, 50% and 100%, respectively.
At least 50% of the APP is based
on performance against financial
measures.
The Committee may use its
discretion to set financial and
non-financial measures, including
individual objectives that it
considers appropriate in each
year.
Notwithstanding the level of
award achieved, the Committee
has the discretion to modify the
formulaic amount payable, to
reflect wider financial and
business performance,
demonstration of leadership
qualities and our values, or to take
account of a significant event.

Long-Term
Performance Plan
(LTPP)
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
Participants may receive dividend
equivalents on vested shares, from the
time the award was made, at the discretion
of the Committee, accrue dividend
equivalents in cash or shares, which may
be on a reinvestment basis, and which are
subject to the same terms, including
vesting date and holding period, as the
LTPP award. Any accrued dividend
equivalent will be prorated, depending on
the level of award vesting.
Participants must retain vested shares
(after any sales to pay associated income
tax and social security) until the
shareholding requirement is met, and in
any event for a further two years after
vesting.
Awards are subject to malus and clawback
provisions.

The normal annual maximum
award limits that may be granted
are 400% of salary for the CEO
and 350% of salary for other
Executive Directors.
For each performance measure,
threshold performance will trigger
up to 20% of the award to vest;
100% will vest if maximum
performance is attained.

The Committee will review
performance measures for each
award cycle prior to grant to
ensure continued alignment with
the Company’s strategy. As such,
different performance measures,
targets and/or weightings may be
set to reflect the business
strategy and the regulatory
framework operating at that time.
Awards have a three-year
performance period followed by a
two-year holding period post-
vesting.
Notwithstanding the level of
award achieved, the Committee
has the discretion to modify the
formulaic amount vesting, to
reflect wider financial and
business performance,
demonstration of leadership
qualities and our values, or to take
account of a significant event.

142	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Directors’ Remuneration Policy continued
Malus and clawback
The Committee has discretion to determine whether exceptional circumstances exist which justify whether any or all of an award should be forfeited, even if already paid. The below malus and clawback examples best suit National Grid as they ensure that APP and LTPP outturns are fully justified.
Examples of exceptional circumstances include, but are not limited to:
•discovery of a material misstatement resulting in an adjustment in the audited accounts of the Company or any Group company;
•the assessment of any performance condition, or condition in respect of a payment or award under the APP or LTPP, that was based on error, inaccurate or misleading information;
•the discovery that any information used to determine the APP or LTPP award was based on error, inaccurate or misleading information;
•action or conduct of a participant which amounts to fraud or gross misconduct;
•event or behaviour of a participant leading to the censure of the Company by a regulatory authority or has had a significant detrimental impact on the reputation of any Group company, provided that the Board is satisfied that the relevant participant was responsible for the censure or reputational damage and that the censure or reputational damage is attributable to the participant; and
•a material failure of risk management and/or corporate failure.
Where the Committee in its absolute discretion determines that exceptional circumstances exist that justify doing so:
•in respect of all or part of an award that has yet to be paid or vested (‘malus’), as applicable, the Committee may determine the award, or part of it, will be forfeited; and
•in respect of all or part of an award that has been paid or has vested (‘clawback’), as applicable, the Committee may determine the award, or part of it, will be forfeited and may reclaim an amount considered appropriate through means deemed appropriate to those specific circumstances.

APP – cash	Malus applies in the year the bonus is earned and up to the payment date of the bonus. Clawback applies from the payment date until two years post the performance period
APP – deferred shares	Malus applies until the end of two years following the financial year in which the bonus is earned and clawback for two years thereafter
LTPP	Malus applies up to vesting and clawback during the two-year holding period
Shareholding requirement – in employment
The requirement of Executive Directors to build up and hold a significant value of National Grid shares ensures they share a significant level of risk with shareholders and aims to align their interests. Executive Directors are required to build up and retain shares in the Company. The level of holding required is 500% of salary for the CEO and 400% of salary for the other Executive Directors. Unless the shareholding requirement is met,
Executive Directors will not be permitted to sell shares, other than to pay income tax and social security liabilities on shares just vested or in exceptional circumstances approved by the Committee.
Shareholding requirement – post employment
The requirement of Executive Directors to continue to hold National Grid shares after leaving ensures they continue to share a risk with shareholders and maintain alignment with shareholders’ interests. Executive Directors will be required to hold shares equivalent to 200% of salary calculated at their leaving date, or maintain their actual holding percentage if lower, expressed as a number of shares and hold such shares for a period of two years. This calculation excludes the value of any awards not yet vested for ‘good leavers’ that will vest according to the normal schedule and which in any event must be held for a two-year period. The calculation will include recently vested LTPP awards or APP awards paid as shares which are subject to respective two-year holding periods, even after employment.
Until the post-employment shareholding requirement is met, Executive Directors will not be permitted to sell shares, other than to pay income tax and social security liabilities on shares just vested or in exceptional circumstances approved by the Committee.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	143

Our reward peer group
The Committee reviews its Remuneration Policy against appropriate peer groups annually to make sure we remain competitive in the relevant markets. The primary focus for reward market comparisons for UK-based Executive Directors will be the FTSE 30. For US-based Executive
Directors, we will continue to use US general industry and US energy services companies with similar levels of revenue for reward market comparisons. These peer groups are considered appropriate for a large, complex, international and predominantly regulated business. The
Committee may amend the peer group and reference other peer groups as deemed appropriate.
Policy tables – Non-Executive Directors (NEDs)

Element	Operation	Maximum levels	Performance metrics, weighting and time period applicable
Fees for NEDs Purpose and link to business strategy: to attract NEDs who have a broad range of experience and skills to oversee the implementation of our strategy.
NED fees (excluding those of the Chair) are set by the CEO and the Chair, supported by the CPO. The Chair fees are set by the Committee.
Fee structure:
•Chair fee (all inclusive);
•Base fee;
•Committee chair fee;
•Committee membership fee;
•Senior Independent Director fee; and
•Additional Board responsibilities.
Fees are reviewed every year taking into account those in companies of similar scale and complexity.
The Chair is eligible to receive benefits as deemed appropriate and necessary in respect of the role, which may include, for example, private medical and personal accident cover, the use of a company car and driver, and financial advice.
NEDs do not participate in incentives, pension or any other benefits. NEDs are reimbursed for expenses incurred in the course of their duties, such as travel and accommodation expenses, on a grossed-up basis (where applicable).
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
Operation of the policy
The Committee reviews annually the overall appropriateness and relevance of the Remuneration Policy and whether any changes should be put to shareholders. Decisions on the measures and targets for performance-related pay (APP and LTPP) and payouts are made taking account of overall financial and business performance. The Committee also works closely with the People & Governance Committee regarding the appointment of new Directors. The Committee will also link in with the Employee Share Schemes Sub-Committee as required. Consistent with the UK Corporate
Governance Code, members of the Remuneration Committee are independent Non-Executive Directors who do not receive any variable remuneration and do not participate in decisions about their own remuneration.

144	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Directors’ Remuneration Policy continued
Other features of the Remuneration Policy
Policy on recruitment remuneration
Salaries for new Executive Directors appointed to the Board will be set in accordance with the terms of the approved Remuneration Policy in force at the time of appointment, and in particular will take account the appointee’s skills, experience and the scope and assessment of the market rate for the role.
Where appropriate, salaries may be set below market level initially, with the Committee retaining discretion to award increases in salary in excess of the wider workforce to progressively bring the salary up to the market level over time, where this is justified by performance. Any such increases will be disclosed accordingly, along with a supporting rationale where appropriate.
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
Ongoing incentive pay (APP and LTPP) for new Executive Directors will be in accordance with the approved Remuneration Policy in force at the time of appointment. This means the normal maximum APP award in any year would be 200% of salary and the normal maximum LTPP award would be 400% of salary for the CEO and 350% of salary for other Executive Directors, excluding any buyout awards.
For an externally appointed Executive Director, the Company may offer additional cash or share-based payments that it considers necessary to buy out current entitlements from the former employer that will be lost on recruitment to National Grid. Any such arrangements would, so far as practicable, reflect the delivery mechanisms, time horizons and levels of conditionality of the remuneration entitlement lost. In order to facilitate buy-out arrangements, existing incentive arrangements will be used to the extent possible, although awards may also be granted outside of these shareholder-approved schemes if necessary and as permitted under the Listing Rules.
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
months’ notice by either party; for other Non-executive Directors, notice is one month. Both Executive Directors and Non-executive Directors are required to be re-elected at each AGM.
Copies of the Directors’ service contracts and letters of appointment are available for inspection at the Company’s registered office.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	145

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
In the event of a UK Director’s role becoming redundant, statutory compensation would apply and the relevant pension plan rules may result in the early payment of an unreduced pension. On termination of employment, no APP award would generally be payable. However, the Committee has the discretion to deem an individual to be a ‘good leaver’, in which case a pro rata discretionary payment could be paid, based on performance (as measured at the end of the financial year) and the achievement of individual objectives during the financial year up to termination.
In the UK, any discretionary payment would generally be paid at the normal time. In the US the payment may be made earlier if required for tax compliance purposes, in which case the Committee would apply discretion to determine an appropriate level of financial performance. Examples of circumstances which could trigger ‘good leaver’ treatment include redundancy, retirement, illness, injury, disability, mutual agreement and death. The Committee may apply discretion to determine if any pro rata discretionary payment should be made sooner than it would normally be paid, for example, in the case of death.
On termination of employment, outstanding awards under the share plans will be treated in accordance with the relevant plan rules approved by shareholders. Unvested share awards would normally lapse. ‘Good leaver’ provisions apply at the Committee’s discretion and in specified circumstances.
Examples of circumstances which could trigger ‘good leaver’ treatment include: redundancy, retirement, illness, injury, disability, mutual agreement and death. In these circumstances, awards will be released to the departing Executive Director, or, in the case of death, to their estate.
Long-term share plan awards held by ‘good leavers’ will normally vest, subject to performance measured at the normal vesting date and be reduced pro rata for completed time of service starting on the date of grant, as per the plan rules. Such awards would vest at the same time as for other participants, apart from circumstances in which the award recipient has died, in which case the awards may vest as soon as practicable
(based on a forecast of performance).
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
the discretion of the Committee. The Committee also has the ability to adjust performance targets where appropriate.

146	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Directors’ Remuneration Policy continued
Total remuneration opportunity
The total remuneration for each of the Executive Directors that could result from the 2025 Policy under three different performance levels (below threshold, when only fixed pay is receivable, on target and maximum) is shown below. The maximum receivable assuming 50% share price growth in LTPP awards over a three-year performance period, and the basis for this calculation, is set out in the notes below.

John Pettigrew					Andy Agg

100%	£1,420				100%	£933

30%	25%	25%	£4,833		32%	27%	41%	£2,975

17%	30%	53%		£8,247	19%	32%	49%		£5,017

Fixed pay	APP	LTPP
Notes:
1.Fixed pay consists of salary, pension and benefits in kind as provided under the Remuneration Policy. Salary is that to be paid in 2025/26, taking account of the increases that will be effective from 1 July 2025 as shown on page 147. Benefits in kind and pension are as shown in the Single Total Figure of Remuneration table for 2024/25 on page 128.
2.APP calculations are based on 200% of salary for the period 1 April 2025 to 31 March 2026. APP payout is 0% for below threshold performance, 50% for on-target performance and the maximum of 100% is for achieving stretch.
3.LTPP calculations are based on awards to be granted in 2025 of 350% of 1 July 2025 salary for John Pettigrew and 300% of 1 July 2025 salary for Andy Agg (noting that the Policy maximum is 400% and 350% of salary for the CEO and CFO respectively). LTPP payout is 20% for threshold performance and the maximum of 100% is for achieving stretch and straight line vesting between. Excludes changes in share price and dividend equivalents.
4.For LTPP calculations, assuming either a 50% share price growth over the three-year performance period, the increase in LTPP value and maximum total compensation for each of the
Executive Directors would be (all amounts expressed as £’000):
•John Pettigrew: LTPP value would increase from £4,363 to £6,545 and maximum total compensation would rise from £8,247 to £10,428 respectively
•Andy Agg: LTPP value would increase from £2,462 to £3,692 and maximum total compensation would rise from £5,017 to £6,247 respectively
Consideration of 2025 Policy elsewhere in the Company
The design and implementation of executive remuneration takes into consideration the wider workforce context and remuneration strategy to ensure they are mutually reinforcing. Our 2025 Policy is well aligned to policies for our non-unionised workforce, and the Committee actively considers employee feedback and views on executive pay. The Company issues an employee engagement survey each year, which includes remuneration as a topic, and regularly engages with employees on a variety of topics including remuneration to ensure employees have an opportunity to share their feedback and views.
All employees are entitled to salary, benefits, and pension contributions. The approach to assessing salaries, benefits, pensions and other elements of remuneration is consistent across the Group with an objective to ensure they remain competitive at relevant mid-market levels for all job bands/roles, including roles that are subject to union negotiation. In the UK, we are committed to fair pay via accreditation with the Living
Wage Foundation. This commits both National Grid and contractors working on our behalf to pay, as a minimum, the real Living Wage as promoted by the Living Wage Foundation.
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
As such, the majority of employees are eligible to participate in the APP. Performance measures for annual incentives are cascaded through the organisation and designed to ensure they incentivise elements of business performance within an individual’s control and are aligned to an employee’s annual goals. All Company employees are encouraged to become shareholders through a number of all-employee share plans and a significant proportion of our employees participate annually. These plans include Sharesave and the SIP in the UK and the 401(k) and 423(b) plans in the US which are summarised on page 275.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	147

Implementation of the Policy for 2025/26
Implementation of the Policy for 2025/26
The 2025 Policy will be implemented in 2025/26 as detailed below, subject to shareholder approval at the July 2025 AGM.

Salary and pensions
Salary increases for the Executive Directors will be on par with the wider UK and US workforce principles (5%). The wider workforce (non-union)
salary budget increase is set at 4.0% plus a 1% for compression and market adjustment. The 5.0% increase for both Executive Directors is aligned to the principles used for wider workforce increases.
John Pettigrew and Andy Agg will both be awarded salary increases of 5.0%, effective from 1 July 2025.
John Pettigrew will remain as Chief Executive until 16 November 2025, but will continue to be available to the Group through to the end of his 12 month notice period, which expires on 30 April 2026. His departure will be treated in accordance with the Directors' Remuneration Policy and his service contract. Accordingly, he will continue to receive his current level of salary and benefits up to the cessation of his employment.

	From 1 July 2025	From 1 July 2024	% increase
John Pettigrew	£1,246,665	£1,187,300	5.0%
Andy Agg	£820,575	£781,500	5.0%
The pension contribution rate for both Executive Directors is in line with that for the UK wider workforce and new joiners at 12%.

2025/26 APP
The 2025/26 APP measures will be split across financial measures, operational measures and individual objectives, weighted 70%, 15% and 15%
respectively. The maximum APP award for both Executive Directors for 2025/26 is 200% of salary, subject to shareholder approval of the 2025
Policy. John Pettigrew will be eligible, while he remains Chief Executive, for a pro rata annual bonus.

	Measure	Weighting
Financial measures	Underlying Group EPS	35%
	Group RoE	35%
Operational measures	Capital delivery and effectiveness	7.5%
	‘Leadership of change’ index	7.5%
Individual objectives		15%

Financial measures
For 2025/26, the Committee opted to retain Underlying Group EPS and Group RoE as financial measures. Group RoE continues to be a relevant and important measure of performance as a primarily regulated asset-based company and targets are set to ensure strong in-year returns and operational results. In respect of earnings measures, Underlying Group EPS remains the most appropriate measure under the APP from the perspective of the business, and the targets are set in a manner which considers specific challenges and opportunities in the year ahead and are flexed accordingly while remaining consistent with our longer-term performance goals.
Financial APP targets are considered commercially sensitive and consequently will be disclosed retrospectively in the 2025/26 Directors’
Remuneration Report.

148	National Grid plc Annual Report and Accounts 2024/25
Directors’ Remuneration Report continued
Implementation of the Policy for 2025/26 continued

Operational measures
For 2025/26, the Committee are introducing two new operational measures; a capital delivery and effectiveness measure and a leadership of change measure. Both measures will incentivise behaviours aligned with key annual priorities and are linked directly to the Group’s strategy and five-year framework, which includes stretching commitments on capital investment, EPS growth and Group asset growth.
Progress in the investment programme is a top priority for investors, making a capital delivery and effectiveness measure essential for tracking performance. Delivering in line with the five-year framework remains critical, with key focus areas for the year ahead centred on efficient delivery of the programme. The capital delivery and effectiveness measure will be assessed on a four-point assessment, based primarily on quantitative metrics with a qualitative element to reflect a balanced assessment of progress and performance in our capital investment ambitions.
The ‘Leadership of change’ index measure is a quantitative assessment of our annual Group-wide employee engagement survey of colleagues and refers to the ability of leaders to drive and sustain high performance during periods of significant change in our business to achieve our organisational goals, particularly in the context of executing our capital delivery programme. This concept emphasises a blend of trust and confidence in the strategic vision, excellent change communications, and adaptive leadership to ensure successful outcomes.
The ‘Leadership of change’ index measure will be assessed on a quantitative basis using actual outcomes with an overlay of qualitative performance, where appropriate, to reflect a balanced assessment of performance.

Individual objectives
The Committee has approved individual objectives for the Executive Directors in line with key strategic and operational priorities for the year ahead. John Pettigrew’s individual objectives for 2025/26 are focused on: (1) delivering RIIO-T3; and (2) successful CEO transition. Andy Agg’s individual objectives are focused on: (1) delivering the next steps of the financing strategy; (2) securing positive regulatory outcomes and supporting the delivery of our capital projects; (3) developing our organisational capabilities and tools; and (4) driving the identification and development of talent into the right pipelines.

2025 LTPP
The 2025 LTPP performance measures and weightings for all Executive Directors comprise two equally weighted financial measures totalling 80%
and two equally weighted energy transformation measures totalling 20% as outlined in the table below. The maximum 2025 LTPP award is 350%
and 300% of salary for John Pettigrew and Andy Agg respectively, in line with the 2024 LTPP awards (noting the 2025 Policy maximum, subject to shareholder approval is 400% and 350% for the CEO and CFO respectively).
John Pettigrew will be eligible, while he remains Chief Executive, for a LTPP award and will be treated as a good leaver for the purposes of his outstanding LTPP awards, which will be pro-rated to his date of leaving and will vest at the normal dates subject to the achievement of the relevant performance conditions.
LTPP performance is measured over the entire three-year performance period, which for the 2025 LTPP is 1 April 2025 – 31 March 2028.

	Measure	Weighting
Financial measures	Cumulative 3-year Underlying Group EPS	40%
	Group RoE	40%
Energy transformation measures	Reduction of Scope 1 emissions	10%
	Enablement of strategic growth initiative	10%

Financial measures
Financial measures under the 2025 LTPP are selected to provide alignment with the key drivers of the Group’s long-term strategy and value creation for shareholders. Earnings growth and sustainable investment returns remain key measures of long-term value creation in light of the
Group’s regulated and long-term nature.
The Committee is conscious that financial performance measures under our short-term (APP) and long-term (LTPP) performance plans are similar, however we are of the belief that these measures are the appropriate and correct measures to deliver both short and long-term business strategy as well as long-term efficient asset growth and shareholder value.
Consequently, the 2025 LTPP financial measures are designed in a manner which incentivises alternative elements of performance over the long term as compared with the short term. Specifically in LTPP, Group RoE is averaged across the three-year performance period to incentivise sustainable returns for shareholders in the longer term. Similarly, the cumulative three-year Underlying Group EPS measure assesses Underlying
EPS for the three years in the LTPP performance period.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	149

Below are the performance ranges for the financial measures in the 2025 LTPP.
Performance conditions

Performance measures	Weighting	Threshold 20% vesting	Maximum 100% vesting
Cumulative three-year Underlying Group EPS	40%	241p	259p
Group RoE	40%	9.35%	10.60%
Note: Vesting between threshold and maximum will be on a straight-line basis. Underlying EPS growth reflects the cumulative summation of the Underlying EPS results for each of the three years in the performance period: 2025/26, 2026/27 and 2027/28.

Energy transformation measures
Measures linked to the energy transformation continue to set out key targets and outcomes on the Group’s journey to achieve: (1) reductions in the
Company’s direct Scope 1 emissions and (2) enablement of strategic growth initiative.
Similar to last year, the reduction of Scope 1 emissions measure supports meeting our 2030 Group emissions reduction targets. These targets are
SBTi validated and aligned to a 1.5ºC pathway. The second measure of energy transformation strategic growth initiative assesses the delivery of generation connections that support the Group’s strategic priority to enable the energy transformation through our network.

Performance measures	Weighting	Threshold 20% vesting	Maximum 100% vesting
Reduction of Scope 1 emissions	10%	4%	10%
Enablement of strategic growth initiative	10%	10.2 GW	13.3 GW
Notes: Vesting between threshold and maximum will be on a straight-line basis.
Fees for Non-executive Directors
Non-executive Director fees were reviewed in May 2025 and will be effective from 1 July 2025 in line with the annual salary review cycle for our wider workforce.

	From 1 July 2025 (£’000)	From 1 July 2024 (£’000)	% increase vs 2024
Chair	760.8	731.5	4.0%
Senior Independent Director	33.9	32.6	4.0%
Board fee	90.4	86.9	4.0%
Chair Audit & Risk Committee	38.1	36.6	4.0%
Chair Remuneration Committee	33.9	32.6	4.0%
Chair other Committees (Finance, Safety & Sustainability)	28.3	27.2	4.0%
Audit & Risk Committee member	26.0	25.0	4.0%
Remuneration Committee member	20.3	19.5	4.0%
Other Committee member (Finance, Safety & Sustainability, People & Governance)	17.0	16.3	4.0%
Note: For the People & Governance Committee, no fees are paid for the Committee Chair, the Senior Independent Director or the Board Chair.
The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by:
Martha Wyrsch
Chair of the Remuneration Committee
14 May 2025

150	National Grid plc Annual Report and Accounts 2024/25
Financial Statements

Resilient
growth

Strategic Report	Corporate Governance	Financial Statements	Additional Information	151

nationalgrid
nationalgrid.com
Kill your speed! Drive Safely
70

152	National Grid plc Annual Report and Accounts 2024/25
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
•properly select and apply accounting policies;
•present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable
information;
•provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and
•make an assessment of the Group’s ability to continue as
a going concern.
In preparing the Parent Company financial statements, the Directors are required to:
•select suitable accounting policies and then apply them
consistently;
•make judgements and accounting estimates that are reasonable and prudent;
•state whether applicable UK Accounting Standards have been
followed, subject to any material departures disclosed and
explained in the financial statements; and
•prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in
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
Each of the Directors, whose names and functions are listed on pages
99 – 102 confirms that:
•to the best of their knowledge, the Group financial statements and the Parent Company financial statements, which have been
prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the UK and UK GAAP FRS 101 respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;
•to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces;
and
•they consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.
This Responsibilities Statement was approved by the Board and signed on its behalf.
Directors’ Report
The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing
Rules, and Disclosure Guidance and Transparency Rules, comprising pages IFC – 149 and 255 – 303, was approved by the Board and signed on its behalf.
Strategic Report
The Strategic Report, comprising pages IFC – 93, was approved by the
Board and signed on its behalf.
By order of the Board
Julian Baddeley
Group Company Secretary
14 May 2025
Company number: 04031152

Strategic Report	Corporate Governance	Financial Statements	Additional Information	153

Page intentionally left blank

154	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	155

Page intentionally left blank

156	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	157

Page intentionally left blank

158	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	159

Page intentionally left blank

160	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	161

Page intentionally left blank

162	National Grid plc Annual Report and Accounts 2024/25
Consolidated income statement
for the years ended 31 March

2025	Notes	Total £m
Continuing operations
Revenue	2(a),3	18,378
Provision for bad and doubtful debts	4	(200)
Other operating costs	4	(13,244)
Operating profit	2(b)	4,934
Finance income	6	450
Finance costs	6	(1,807)
Share of post-tax results of joint ventures and associates	16	73
Profit before tax	2(b)	3,650
Tax	7	(821)
Profit after tax from continuing operations		2,829
Profit after tax from discontinued operations	10	76
Total profit for the year (continuing and discontinued)		2,905
Attributable to:
Equity shareholders of the parent		2,902
Non-controlling interests		3
Earnings per share (pence)
Basic earnings per share (continuing)	8	60.0
Diluted earnings per share (continuing)	8	59.8
Basic earnings per share (continuing and discontinued)	8	61.6
Diluted earnings per share (continuing and discontinued)	8	61.4

2024	Notes	Total £m
Continuing operations
Revenue	2(a),3	19,850
Provision for bad and doubtful debts	4	(179)
Other operating costs	4	(15,208)
Other operating income		12
Operating profit	2(b)	4,475
Finance income	6	248
Finance costs	6	(1,712)
Share of post-tax results of joint ventures and associates	16	37
Profit before tax	2(b)	3,048
Tax	7	(831)
Profit after tax from continuing operations		2,217
Profit after tax from discontinued operations	10	74
Total profit for the year (continuing and discontinued)		2,291
Attributable to:
Equity shareholders of the parent		2,290
Non-controlling interests		1
Earnings per share (pence)¹
Basic earnings per share (continuing)	8	55.5
Diluted earnings per share (continuing)	8	55.3
Basic earnings per share (continuing and discontinued)	8	57.4
Diluted earnings per share (continuing and discontinued)	8	57.1
1. Restated to reflect the impact of the bonus element of the Rights Issue (see note 27).

Strategic Report	Corporate Governance	Financial Statements	Additional Information	163
Consolidated income statement
for the years ended 31 March

2023	Notes	Total £m
Continuing operations
Revenue	2(a),3	21,659
Provision for bad and doubtful debts	4	(220)
Other operating costs	4	(17,549)
Other operating income		989
Operating profit	2(b)	4,879
Finance income	6	138
Finance costs	6	(1,598)
Share of post-tax results of joint ventures and associates	16	171
Profit before tax	2(b)	3,590
Tax	7	(876)
Profit after tax from continuing operations		2,714
Profit after tax from discontinued operations	10	5,083
Total profit for the year (continuing and discontinued)		7,797
Attributable to:
Equity shareholders of the parent		7,797
Non-controlling interests		—
Earnings per share (pence)¹
Basic earnings per share (continuing)	8	68.6
Diluted earnings per share (continuing)	8	68.3
Basic earnings per share (continuing and discontinued)	8	197.1
Diluted earnings per share (continuing and discontinued)	8	196.2
1. Restated to reflect the impact of the bonus element of the Rights Issue (see note 27).

164	National Grid plc Annual Report and Accounts 2024/25
Consolidated statement of comprehensive income
for the years ended 31 March

		2025	2024	2023
	Notes	£m	£m	£m
Profit after tax from continuing operations		2,829	2,217	2,714
Profit after tax from discontinued operations		76	74	5,083
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement losses on pension assets and post-retirement benefit obligations	25	(106)	(218)	(1,362)
Net (losses)/gains in respect of cash flow hedging of capital expenditure		(16)	(37)	10
Tax on items that will never be reclassified to profit or loss	7	27	59	341
Total items from continuing operations that will never be reclassified to profit or loss		(95)	(196)	(1,011)
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(352)	(335)	883
Exchange differences reclassified to the consolidated income statement on disposal		—	—	(170)
Net gains in respect of cash flow hedges		218	240	—
Net (losses)/gains in respect of cost of hedging		(52)	26	(16)
Net gains/(losses) on investment in debt instruments measured at fair value through other comprehensive income		1	21	(25)
Share of other comprehensive income of associates, net of tax		—	—	1
Tax on items that may be reclassified subsequently to profit or loss	7	(40)	(66)	11
Total items from continuing operations that may be reclassified subsequently to profit or loss		(225)	(114)	684
Other comprehensive loss		(320)	(310)	(327)
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	10	(10)	10	(227)
Other comprehensive loss		(330)	(300)	(554)
Total comprehensive income for the year from continuing operations		2,509	1,907	2,387
Total comprehensive income for the year from discontinued operations	10	66	84	4,856
Total comprehensive income for the year		2,575	1,991	7,243
Attributable to:
Equity shareholders of the parent
From continuing operations		2,508	1,906	2,386
From discontinued operations		66	84	4,856
		2,574	1,990	7,242
Non-controlling interests
From continuing operations		1	1	1

Strategic Report	Corporate Governance	Financial Statements	Additional Information	165
Consolidated statement of changes in equity
for the years ended 31 March

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 31 March 2022		485	1,300	26,611	(4,563)	23,833	23	23,856
Profit for the year		—	—	7,797	—	7,797	—	7,797
Other comprehensive (loss)/income for the year		—	—	(1,253)	698	(555)	1	(554)
Total comprehensive income for the year		—	—	6,544	698	7,242	1	7,243
Equity dividends		—	—	(1,607)	—	(1,607)	—	(1,607)
Scrip dividend-related share issue[2]		3	(3)	—	—	—	—	—
Issue of treasury shares		—	—	16	—	16	—	16
Transactions in own shares		—	5	(4)	—	1	—	1
Share-based payments		—	—	48	—	48	—	48
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	5	5	—	5
At 1 April 2023		488	1,302	31,608	(3,860)	29,538	24	29,562
Profit for the year		—	—	2,290	—	2,290	1	2,291
Other comprehensive loss for the year		—	—	(168)	(132)	(300)	—	(300)
Total comprehensive income/(loss) for the year		—	—	2,122	(132)	1,990	1	1,991
Equity dividends		—	—	(1,718)	—	(1,718)	—	(1,718)
Scrip dividend-related share issue[2]		5	(6)	—	—	(1)	—	(1)
Issue of treasury shares		—	—	21	—	21	—	21
Transactions in own shares		—	2	(6)	—	(4)	—	(4)
Share-based payments		—	—	37	—	37	—	37
Tax on share-based payments		—	—	2	—	2	—	2
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	2	2	—	2
At 1 April 2024		493	1,298	32,066	(3,990)	29,867	25	29,892
Profit for the year		—	—	2,902	—	2,902	3	2,905
Other comprehensive loss for the year		—	—	(80)	(248)	(328)	(2)	(330)
Total comprehensive income/(loss) for the year		—	—	2,822	(248)	2,574	1	2,575
Rights Issue	27	135	—	—	6,704	6,839	—	6,839
Transfer between reserves	27	—	—	6,704	(6,704)	—	—	—
Equity dividends		—	—	(1,529)	—	(1,529)	—	(1,529)
Scrip dividend-related share issue[2]		10	(10)	—	—	—	—	—
Issue of treasury shares		—	—	18	—	18	—	18
Transactions in own shares		—	4	(11)	—	(7)	—	(7)
Other movements in non-controlling interests		—	—	—	—	—	(3)	(3)
Share-based payments		—	—	37	—	37	—	37
Tax on share-based payments		—	—	(1)	—	(1)	—	(1)
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	5	5	—	5
At 31 March 2025		638	1,292	40,106	(4,233)	37,803	23	37,826
1.For further details of other equity reserves, see note 28.
2.Included within the share premium account are costs associated with scrip dividends.

166	National Grid plc Annual Report and Accounts 2024/25
Consolidated statement of financial position
as at 31 March

		2025	2024
	Notes	£m	£m
Non-current assets
Goodwill	11	9,532	9,729
Other intangible assets	12	3,564	3,431
Property, plant and equipment	13	74,091	68,907
Other non-current assets	14	959	848
Pension assets	25	2,489	2,407
Financial and other investments	15	798	880
Investments in joint ventures and associates	16	608	1,420
Derivative financial assets	17	369	324
Total non-current assets		92,410	87,946
Current assets
Inventories	18	557	828
Trade and other receivables	19	4,092	3,415
Current tax assets		11	11
Financial and other investments	15	5,753	3,699
Derivative financial assets	17	113	44
Cash and cash equivalents	20	1,178	559
Assets held for sale	10	2,628	1,823
Total current assets		14,332	10,379
Total assets		106,742	98,325
Current liabilities
Borrowings	21	(4,662)	(4,859)
Derivative financial liabilities	17	(381)	(335)
Trade and other payables	22	(4,472)	(4,076)
Contract liabilities	23	(96)	(127)
Current tax liabilities		(219)	(220)
Provisions	26	(357)	(298)
Liabilities held for sale	10	(434)	(1,474)
Total current liabilities		(10,621)	(11,389)
Non-current liabilities
Borrowings	21	(42,877)	(42,213)
Derivative financial liabilities	17	(821)	(909)
Other non-current liabilities	24	(876)	(880)
Contract liabilities	23	(2,418)	(2,119)
Deferred tax liabilities	7	(8,038)	(7,519)
Pensions and other post-retirement benefit obligations	25	(573)	(593)
Provisions	26	(2,692)	(2,811)
Total non-current liabilities		(58,295)	(57,044)
Total liabilities		(68,916)	(68,433)
Net assets		37,826	29,892
Equity
Share capital	27	638	493
Share premium account		1,292	1,298
Retained earnings		40,106	32,066
Other equity reserves	28	(4,233)	(3,990)
Total shareholders’ equity		37,803	29,867
Non-controlling interests		23	25
Total equity		37,826	29,892
The consolidated financial statements set out on pages 162 – 247 were approved by the Board of Directors on 14 May 2025 and were signed on its behalf by:
John Pettigrew
Chief Executive
Andy Agg
Chief Financial Officer
National Grid plc
Registered number: 4031152

Strategic Report	Corporate Governance	Financial Statements	Additional Information	167
Consolidated cash flow statement
for the years ended 31 March

		2025	2024	2023
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	4,934	4,475	4,879
Adjustments for:
Gain on sale of investments		(188)	—	(846)
Other fair value movements		66	(16)	21
Depreciation, amortisation and impairment		2,479	2,061	1,984
Share-based payments		37	37	48
Changes in working capital		40	(147)	547
Changes in provisions		(287)	840	(155)
Changes in pensions and other post-retirement benefit obligations		(90)	31	(46)
Cash generated from operations – continuing operations		6,991	7,281	6,432
Tax paid		(183)	(342)	(89)
Net cash inflow from operating activities – continuing operations		6,808	6,939	6,343
Net cash inflow from operating activities – discontinued operations		—	—	555
Cash flows from investing activities
Purchases of intangible assets		(526)	(549)	(567)
Purchases of property, plant and equipment		(8,780)	(6,904)	(6,325)
Disposals of property, plant and equipment		26	52	87
Investments in joint ventures and associates		(396)	(332)	(443)
Dividends received from joint ventures, associates and other investments		126	176	190
Disposal of interest in the UK Electricity System Operator[1]	10	577	—	—
Disposal of interest in the UK Gas Transmission business[1]	10	686	681	4,027
Disposal of interest in The Narragansett Electric Company[1]		—	—	2,968
Disposal of interest in Millennium Pipeline Company LLC		—	—	497
Disposal of financial and other investments		85	102	116
Acquisition of financial investments		(122)	(81)	(95)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		—	(19)	(19)
Net movements in short-term financial investments		(2,606)	(1,141)	586
Interest received	29(b)	332	148	65
Cash inflows on derivatives	29(b)	11	123	—
Cash outflows on derivatives	29(b)	(6)	—	(362)
Insurance claim from loss of property, plant and equipment		—	143	79
Net cash flow (used in)/from investing activities – continuing operations		(10,593)	(7,601)	804
Net cash flow from/(used in) investing activities – discontinued operations		22	102	(564)
Cash flows from financing activities
Proceeds of Rights Issue	27	7,001	—	—
Transaction fees related to Rights Issue	27	(162)	—	—
Proceeds from issue of treasury shares		18	20	16
Transactions in own shares		(7)	(4)	1
Proceeds received from loans	29(b)	3,237	5,563	11,908
Repayment of loans	29(b)	(2,861)	(1,701)	(15,260)
Payments of lease liabilities	29(b)	(130)	(118)	(155)
Net movements in short-term borrowings	29(b)	925	544	(511)
Cash inflows on derivatives	29(b)	62	86	190
Cash outflows on derivatives	29(b)	(106)	(58)	(118)
Interest paid	29(b)	(1,920)	(1,627)	(1,430)
Dividends paid to shareholders	9	(1,529)	(1,718)	(1,607)
Net cash flow from/(used in) financing activities – continuing operations		4,528	987	(6,966)
Net cash flow used in financing activities – discontinued operations		—	—	(207)
Net increase/(decrease) in cash and cash equivalents	29(b)	765	427	(35)
Reclassification to held for sale	10,29(b)	(123)	(30)	9
Exchange movements	29(b)	(23)	(1)	7
Cash and cash equivalents at start of year		559	163	182
Cash and cash equivalents at end of year	20	1,178	559	163
1.Balances consist of cash proceeds received, net of cash disposed.

168	National Grid plc Annual Report and Accounts 2024/25
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
This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements. In addition, we have summarised new International Accounting Standards Board (IASB) and accounting standards, amendments and interpretations and whether these are effective for this year end or in later years, explaining how significant changes are expected to affect our reported results.

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
These consolidated financial statements were approved for issue by the Board on 14 May 2025.
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB). They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for the period ended 31 March 2025 and in accordance with the Companies Act 2006. The comparative
financial information has also been prepared on this basis.
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
•adverse impacts of higher spend on our capital expenditure
programme;
•adverse impact from timing across the Group (i.e. a net under-
recovery of allowed revenues or reductions in over-collections)
and slower collections of outstanding receivables;
•higher operating and financing costs than expected, including non‑delivery of planned efficiencies across the Group; and
•the potential impact of further significant storms in the US.
As part of its analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible:
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
financial statements.
In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted £3.2 billion of new long-term senior debt issued in the period from 1 April 2024 to 31 March 2025 as evidence of the Group’s ability to continue to have access to the debt capital markets if needed.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	169

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
D. Disposal of the UK Electricity System Operator (ESO)
In October 2023, legislation required to enable the separation of the
ESO and the formation of the National Energy System Operator
(NESO), which is now responsible across both the electricity and gas systems, was passed through Parliament (see note 10). On 1 October
2024, the Group completed the disposal for consideration of
£673 million, recognising a gain on disposal of £187 million. The ESO did not meet the criteria for classification as a discontinued operation and therefore its results have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations.
E. Disposal of the UK Gas Transmission business
As described in note 10, on 26 September 2024 the Group completed the disposal of its final 20% interest in the UK Gas Transmission business (held through its associate GasT TopCo Limited) that was classified as held for sale. The gain on disposal of GasT TopCo Limited has been recorded within discontinued operations. As an associate held for sale, the Group did not recognise any share of results in the period prior to disposal.

170	National Grid plc Annual Report and Accounts 2024/25
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
•the judgement that it is appropriate to classify our liquefied natural gas storage business at the Isle of Grain in the UK (Grain LNG) and
National Grid Renewables Development LLC (NG Renewables), our
US onshore renewables business, as held for sale, as detailed in note 10; and
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
In preparing these financial statements for the year ended 31 March
2025, management has taken into account the Group’s commitments regarding its transition to net zero and the impact of climate change.
The Group has a published climate transition plan which sets out its targets to achieve this commitment by 2050, in line with the Paris
Agreement. Management has also identified a number of significant climate-related risks and opportunities. Changes to the Group’s commitments and the impact of climate change may have a material impact on the currently reported amounts of the Group’s assets and liabilities and on similar assets and liabilities that may be recognised in future reporting periods, as set out above with respect to the judgement and key source of estimation uncertainty regarding the UELs of our US gas network assets. Other climate and transition impacts are further detailed below.
Repairs to property, plant and equipment and climate
adaptation activities
The Group’s network assets recorded within property, plant and equipment (PP&E) are at risk of physical impacts from extreme weather events such as major storms which may be accentuated by increased frequency of weather incidents and changing long-term climate trends, thereby leading to asset damage. Major storm costs in the US, net of deductibles and disallowances, incurred by the Group are recoverable as revenue in future periods under our rate plans but the associated repair costs are expensed as incurred as other operating costs under IFRS.
Impairment of property, plant and equipment and goodwill
Included within the Group’s plant and machinery (see note 13) are
£295 million of oil- and gas-fired electricity generation units with approximately 3,800 MW of electric generation capacity located in
Long Island, New York. While the Group retains ownership of these assets, it sells all of the capacity, energy in response to dispatch requests, and any related ancillary services provided by the generating facilities to the Long Island Power Authority (LIPA) via a Power Supply
Agreement running until 2028.
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
The UELs of our assets related to our commercial operations in LNG at Providence, Rhode Island are informed by the recovery periods used for ratemaking purposes and the majority of the UELs are covered by fixed price service contracts. The net book value of these assets will be immaterial by 2050. The assets related to the Group’s LNG storage facility at the Isle of Grain in the UK were classified as held for sale in the year and have a maximum UEL to 2045, which is in line with the current commercial contracts. Accordingly, the Group believes there are no material accounting judgements in respect of the UELs of the
LNG assets as of 31 March 2025.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	171

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
Decommissioning provisions
Provisions to decommission significant portions of our regulated transmission and distribution assets are not recognised where no legal obligations exist, and a realistic alternative exists to incurring costs to decommission assets at the end of their life. Included within the
Group’s decommissioning provisions as at 31 March 2025 (see note
26) is £62 million relating to legal requirements to remove asbestos upon major renovation or demolition of our oil- and gas-fired electricity generation structures and facilities located in Long Island, New York.
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
Sensitivity to commodity contract derivatives
The Group has contracts associated with the forward purchase of gas and enters into derivative financial instruments linked to commodity prices, including gas options and swaps which are used to manage market price volatility (see note 17(b)). As at 31 March 2025, the
Group’s gas commodity contract derivatives are primarily short-term and, accordingly, we do not anticipate a risk as a result of the transition to net zero.
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
I. New IFRS accounting standards and interpretations
effective for the year ended 31 March 2025
The Group adopted the following new standards and amendments to standards which have had no material impact on the Group’s results or financial statement disclosures:
•amendments to IAS 1 ‘Non-current Liabilities with Covenants’ and
‘Classification of Liabilities as Current or Non-current’;
•amendments to IFRS 16 ‘Lease Liability in a Sale and Leaseback’;
and
•amendments to IAS 7 and IFRS 7 ‘Supplier Finance Arrangements’.
J. New IFRS accounting standards and interpretations
not yet adopted
The following new accounting standards and amendments to existing standards have been issued but are not yet effective:
•amendments to IAS 21 ‘Lack of exchangeability’;
•IFRS 18 ‘Presentation and Disclosure in Financial Statements’;
•IFRS 9 and IFRS 7 ‘Amendments to the Classification and
Measurement of Financial Instruments’;
•amendments to IFRS 9 and IFRS 7 ‘Contracts Referencing Nature-
dependent Electricity’;
•Annual Improvements to IFRS Accounting Standards – Volume 11;
and
•IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’.
The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact other than in respect of IFRS 18.
IFRS 18 replaces IAS 1 and requires that companies classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Management-defined performance measures are disclosed in a single note and enhanced guidance is provided on the aggregation and disaggregation of information presented in the financial statements. The Group is in the process of assessing the impact of IFRS 18 and anticipates changes to certain presentational and disclosure-related matters in its consolidated financial statements in future periods.
The Group has not adopted any other standard, amendment or
interpretation that has been issued but is not yet effective.

172	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

2. Segmental analysis

This note sets out the financial performance for the year split into the different parts of the business (operating segments). The performance of these operating segments is monitored and managed on a day-to-day basis. Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and as a matter of course, the Board considers multiple profitability measures by segment, being ‘adjusted profit’ and ‘underlying profit’. Adjusted profit excludes exceptional items and remeasurements (as defined in note 5) and is used by management and the Board to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. Underlying profit, as presented in the Annual Report and Accounts, represents adjusted profit and also excludes the effects of timing, major storm costs and deferred tax expenses in our UK Electricity Transmission and UK Electricity Distribution
businesses. The measure of profit disclosed in this note and the primary profitability benchmark considered by the chief operating decision maker is operating profit before exceptional items and remeasurements, adjusted profit, as this is the measure that is most consistent with the
IFRS results reported within these financial statements.

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

UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
UK Electricity System Operator	The Great Britain system operator. The Group completed the disposal of the ESO to the UK Government on 1 October 2024 (see note 10).
New England	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New England.
New York	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New York.
National Grid Ventures
Comprises all commercial operations in LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US, our
electricity generation business in the US, our electricity interconnectors in the UK and our investment in NG Renewables, our renewables business in the US. While NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn.
NG Renewables and Grain LNG were classified as held for sale in the year (see note 10).

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

	2025			2024			2023
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:
UK Electricity Transmission	2,619	(135)	2,484	2,735	(40)	2,695	1,987	(41)	1,946
UK Electricity Distribution	2,424	(3)	2,421	1,795	(5)	1,790	2,045	(12)	2,033
UK Electricity System Operator	1,029	(17)	1,012	3,788	(35)	3,753	4,690	(31)	4,659
New England	4,306	—	4,306	3,948	—	3,948	4,427	—	4,427
New York	6,689	—	6,689	6,094	—	6,094	6,994	—	6,994
National Grid Ventures	1,397	(47)	1,350	1,389	(57)	1,332	1,341	(58)	1,283
Other	122	(6)	116	244	(6)	238	317	—	317
Total revenue from continuing operations	18,586	(208)	18,378	19,993	(143)	19,850	21,801	(142)	21,659

Split by geographical areas – continuing operations:
UK			6,707			9,063			9,611
US			11,671			10,787			12,048
Total revenue from continuing operations			18,378			19,850			21,659

Strategic Report	Corporate Governance	Financial Statements	Additional Information	173

2. Segmental analysis continued
(b) Operating profit
A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 5.

	Before exceptional items and remeasurements			Exceptional items and remeasurements (see note 5)			After exceptional items and remeasurements
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,277	1,677	995	—	(3)	(2)	1,277	1,674	993
UK Electricity Distribution	1,610	993	1,091	(12)	(18)	(22)	1,598	975	1,069
UK Electricity System Operator	(364)	880	238	151	(498)	(1)	(213)	382	237
New England	982	643	708	26	(2)	424	1,008	641	1,132
New York	1,023	860	741	246	(498)	(200)	1,269	362	541
National Grid Ventures	380	469	490	(375)	89	467	5	558	957
Other	(143)	(60)	31	133	(57)	(81)	(10)	(117)	(50)
Total operating profit from continuing operations	4,765	5,462	4,294	169	(987)	585	4,934	4,475	4,879

Split by geographical area – continuing operations:
UK	2,775	3,923	2,825	257	(487)	26	3,032	3,436	2,851
US	1,990	1,539	1,469	(88)	(500)	559	1,902	1,039	2,028
Total operating profit from continuing operations	4,765	5,462	4,294	169	(987)	585	4,934	4,475	4,879

	Before exceptional items and remeasurements			Exceptional items and remeasurements (see note 5)			After exceptional items and remeasurements
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	4,765	5,462	4,294	169	(987)	585	4,934	4,475	4,879
Share of post-tax results of joint ventures and associates	75	101	190	(2)	(64)	(19)	73	37	171
Finance income	449	244	166	1	4	(28)	450	248	138
Finance costs	(1,810)	(1,723)	(1,680)	3	11	82	(1,807)	(1,712)	(1,598)
Profit before tax from continuing operations	3,479	4,084	2,970	171	(1,036)	620	3,650	3,048	3,590
The following items are included in the total operating profit by segment:

Depreciation, amortisation and impairment[1]	2025	2024	2023
	£m	£m	£m
Operating segments:
UK Electricity Transmission	(540)	(521)	(484)
UK Electricity Distribution	(249)	(223)	(223)
UK Electricity System Operator	—	(61)	(101)
New England	(469)	(420)	(393)
New York	(731)	(658)	(620)
National Grid Ventures	(173)	(166)	(149)
Other	(13)	(12)	(14)
Total	(2,175)	(2,061)	(1,984)

Asset type:
Property, plant and equipment	(1,878)	(1,769)	(1,700)
Non-current intangible assets	(297)	(292)	(284)
Total	(2,175)	(2,061)	(1,984)
1.Depreciation, amortisation and impairment relates to property, plant and equipment and other intangible assets. The charge is stated net of depreciation and amortisation capitalised.

174	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

2. Segmental analysis continued
(c) Capital investment
Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

	2025	2024	2023
	£m	£m	£m
Operating segments:
UK Electricity Transmission	2,999	1,912	1,301
UK Electricity Distribution	1,426	1,247	1,220
UK Electricity System Operator	—	85	108
New England	1,751	1,673	1,527
New York	3,289	2,654	2,454
National Grid Ventures	378	662	970
Other	4	2	13
Total	9,847	8,235	7,593

Asset type:
Property, plant and equipment	8,894	7,124	6,783
Non-current intangible assets	478	481	578
Equity investments in joint ventures and associates	116	332	197
Capital expenditure prepayments	359	298	35
Total	9,847	8,235	7,593
(d) Geographical analysis of non-current assets
Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	2025	2024	2023
	£m	£m	£m
Split by geographical area:
UK	42,623	40,065	38,043
US	46,131	44,270	41,761
	88,754	84,335	79,804

Reconciliation to total non-current assets:
Pension assets	2,489	2,407	2,645
Financial and other investments	798	880	859
Derivative financial assets	369	324	276
Non-current assets	92,410	87,946	83,584

Strategic Report	Corporate Governance	Financial Statements	Additional Information	175

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
The transmission of electricity encompasses the following principal services:
•the supply of high-voltage electricity – revenue is recognised based on usage. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in advance and our payment terms are up to 60 days. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes; and
•construction work (principally for connections) – revenue is recognised over time, as we provide access to our network. Customers can either pay over the useful life of the connection or up front. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.
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
•construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.
For other construction where there is no consideration for any future services, revenues are recognised as the construction work is completed.
(c) UK Electricity System Operator
The Group disposed of the UK Electricity System Operator on 1 October 2024. Prior to its disposal and the formation of the NESO, the UK
Electricity System Operator earned revenue for balancing supply and demand of electricity on Great Britain’s electricity transmission system, where it acted as principal. Balancing services are regulated by Ofgem and revenue payable by generators and suppliers of electricity was recognised as the service was provided.
The UK Electricity System Operator also collected revenues on behalf of transmission operators, principally National Grid Electricity
Transmission plc and the Scottish and Offshore transmission operators, from users (electricity suppliers) who connect to or use the transmission system. As the UK Electricity System Operator acted as an agent in this capacity, transmission network revenues were recorded net of payments to transmission operators.

176	National Grid plc Annual Report and Accounts 2024/25
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
Revenues are billed monthly and payment terms are 30 days; and
•construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.
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
Revenues are billed monthly and payment terms are 30 days; and
•construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.
(f) National Grid Ventures
National Grid Ventures generates revenue from electricity interconnectors, LNG at the Isle of Grain in the UK and Providence, Rhode Island in the
US, NG Renewables and rental income.
The Group recognises revenue from transmission services through interconnectors and LNG importation at the Isle of Grain and Providence by means of customers’ use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 30 days.
Grain LNG was classified as held for sale in the year (see note 10).
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
Other revenue in the scope of IFRS 15 principally includes sales of renewables projects from NG Renewables to Emerald Energy Venture LLC
(Emerald), which is jointly controlled by National Grid and Washington State Investment Board (WSIB). NG Renewables develops wind and solar generation assets in the US, while Emerald has a right of first refusal to buy, build and operate those assets. Revenue is recognised as it is earned.
NG Renewables, together with Emerald, was classified as held for sale in the year (see note 10).
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
(g) Other
Revenue in Other relates to our UK commercial property business. Revenue is predominantly recognised in accordance with standards other than
IFRS 15 and comprises property sales by our UK commercial property business. Property sales are recorded when the sale is legally completed.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	177

3. Revenue continued
(h) Disaggregation of revenue
In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table below reconciles disaggregated revenue with the Group’s reportable segments (see note 2).

Revenue for the year ended 31 March 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission[1]	2,265	—	46	85	252	879	1	3,528
Distribution	—	2,327	—	4,193	6,371	—	—	12,891
System Operator	—	—	966	—	—	—	—	966
Other[2]	29	90	—	9	16	171	3	318
Total IFRS 15 revenue	2,294	2,417	1,012	4,287	6,639	1,050	4	17,703
Other revenue
Generation	—	—	—	—	—	384	—	384
Other[3]	190	4	—	19	50	(84)	112	291
Total other revenue	190	4	—	19	50	300	112	675
Total revenue from continuing operations	2,484	2,421	1,012	4,306	6,689	1,350	116	18,378
1.The UK Electricity System Operator transmission revenue generated in the period up until its disposal represents transmission revenues collected, net of payments made to transmission owners.
2.The UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business which was classified as held for sale in the year (see note 10).
3.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO, the UK Gas Transmission business and the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

Geographical split for the year ended 31 March 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,294	2,417	1,012	—	—	889	1	6,613
US	—	—	—	4,287	6,639	161	3	11,090
Total IFRS 15 revenue	2,294	2,417	1,012	4,287	6,639	1,050	4	17,703
Other revenue
UK	190	4	—	—	—	(111)	11	94
US	—	—	—	19	50	411	101	581
Total other revenue	190	4	—	19	50	300	112	675
Total revenue from continuing operations	2,484	2,421	1,012	4,306	6,689	1,350	116	18,378

Revenue for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission[1]	2,591	—	(10)	73	493	869	—	4,016
Distribution	—	1,712	—	3,786	5,500	—	—	10,998
System Operator	—	—	3,763	—	—	—	—	3,763
Other[2]	25	73	—	8	15	168	4	293
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
Generation	—	—	—	—	—	360	—	360
Other[3]	79	5	—	81	86	(65)	234	420
Total other revenue	79	5	—	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850
1.The UK Electricity System Operator transmission revenue generated in the year represents transmission revenues collected, net of payments made to transmission owners.
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
interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

178	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

3. Revenue continued
(h) Disaggregation of revenue continued

Geographical split for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,616	1,785	3,753	—	—	878	1	9,033
US	—	—	—	3,867	6,008	159	3	10,037
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
UK	79	5	—	—	—	(76)	22	30
US	—	—	—	81	86	371	212	750
Total other revenue	79	5	—	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850

Revenue for the year ended 31 March 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,868	—	126	52	567	791	—	3,404
Distribution	—	1,951	—	4,314	6,373	—	—	12,638
System Operator	—	—	4,533	—	—	—	—	4,533
Other¹	31	77	—	8	13	131	—	260
Total IFRS 15 revenue	1,899	2,028	4,659	4,374	6,953	922	—	20,835
Other revenue
Generation	—	—	—	—	—	394	—	394
Other[2]	47	5	—	53	41	(33)	317	430
Total other revenue	47	5	—	53	41	361	317	824
Total revenue from continuing operations	1,946	2,033	4,659	4,427	6,994	1,283	317	21,659
1.The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
2.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income, income arising in connection with the Transition Services Agreements following the sales of NECO and the UK Gas Transmission business, and a provision and adjustment to NGV revenue in respect of the interconnector cap and floor regime constructed by Ofgem. In the year ended 31 March 2023, the Group also recognised other income relating to an insurance claim.

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
Contract liabilities (see note 23) represent revenue to be recognised in future periods relating to contributions in aid of construction of
£2,514 million (2024: £2,246 million; 2023: £2,006 million). Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Electricity Distribution, New England and New York are up to 40 years, 69 years, 50 years and 50 years respectively. The weighted average amortisation period over which revenue for contract liabilities is recognised is 22 years.
Future revenues in relation to unfulfilled performance obligations amount to £1.5 billion (2024: £6.1 billion; 2023: £5.0 billion). £1.5 billion (2024:
£1.9 billion; 2023: £1.8 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over a weighted average of 26 years. The comparative balances include revenues to be earned under contracts held by Grain LNG, which was classified as held for sale in the year.
The amount of revenue recognised for the year ended 31 March 2025 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the estimate of the stage of completion, is £nil (2024: £nil; 2023: £nil).

Strategic Report	Corporate Governance	Financial Statements	Additional Information	179

4. Other operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

	Total
	2025	2024	2023
	£m	£m	£m
Depreciation, amortisation and impairment¹	2,175	2,061	1,984
Payroll costs	2,143	2,043	1,958
Purchases of electricity	1,429	1,497	2,055
Purchases of gas	1,578	1,289	2,516
Property and other taxes	1,402	1,279	1,302
UK electricity balancing costs	1,143	2,486	4,052
Impairment of joint venture	303	—	—
Other	3,071	4,553	3,682
Other operating costs	13,244	15,208	17,549
Provision for bad and doubtful debts	200	179	220
Total operating costs from continuing operations	13,444	15,387	17,769
Operating costs from continuing operations include:
Inventory consumed	506	408	723
Research and development expenditure	43	32	23
1.Depreciation, amortisation and impairment relates to property, plant and equipment and other intangible assets. The charge is stated net of depreciation and amortisation capitalised.
(a) Payroll costs

	2025	2024	2023
	£m	£m	£m
Wages and salaries[1]	3,497	3,206	2,971
Social security costs	279	256	244
Defined contribution scheme costs	144	129	98
Defined benefit pension costs	114	96	121
Share-based payments	37	37	46
Severance costs (excluding pension costs)	10	12	3
	4,081	3,736	3,483
Less: payroll costs capitalised	(1,938)	(1,693)	(1,525)
Total payroll costs from continuing operations	2,143	2,043	1,958
1.Included within wages and salaries are US other post-retirement benefit costs of £25 million (2024: £26 million; 2023: £37 million). For further information, refer to note 25.
(b) Number of employees

	31 March 2025	Monthly average 2025	31 March 2024	Monthly average 2024	31 March 2023	Monthly average 2023
UK	13,477	13,919	13,956	13,439	12,572	12,024
US	18,177	17,888	17,469	17,406	16,878	16,539
Total number of employees (continuing operations)	31,654	31,807	31,425	30,845	29,450	28,563

180	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

4. Other operating costs continued
(c) Key management compensation

	2025	2024	2023
	£m	£m	£m
Short-term employee benefits	8	7	7
Share-based payments	4	5	6
Total key management compensation	12	12	13
Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors, for the years presented.
(d) Auditor’s remuneration
Auditor’s remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2025	2024	2023
	£m	£m	£m
Audit fees payable to the Parent Company’s auditor and their associates in respect of:
Audit of the Parent Company’s individual and consolidated financial statements[1]	2.8	2.8	2.9
The auditing of accounts of any associate of the Company	8.7	8.8	9.0
Other services supplied[2]	7.2	7.3	7.4
	18.7	18.9	19.3
Total other services[3]
All other fees:
Other assurance services[4]	1.0	4.0	1.4
Other non-audit services not covered above	—	—	0.2
	1.0	4.0	1.6
Total auditor’s remuneration	19.7	22.9	20.9
1.Audit fees in each year represent fees for the audit of the Company’s financial statements for the years ended 31 March 2025, 2024 and 2023.
2.Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditor. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act), audit reports on regulatory returns and the review of interim financial statements for the six-month periods ended 30 September 2024, 2023 and 2022 respectively.
3.There were no tax compliance or tax advisory fees and no audit-related fees as described in Item 16C(b) of Form 20-F.
4.In all years, principally relates to assurance services provided in relation to comfort letters for debt issuances and reporting accountant services. The year ended 31 March 2025 also includes fees for ESG reporting assurance.
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
Order 2014.
Certain services are prohibited from being performed by the external auditor under the Sarbanes-Oxley Act and the FRC’s 2019 Revised
Ethical Standard. Of the above services, none were prohibited.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	181

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

Exceptional items and remeasurements from continuing operations

	2025	2024	2023
	£m	£m	£m
Included within operating profit
Exceptional items:
Provision for UK electricity balancing costs	151	(498)	—
Net gain on the sale of the ESO	187	—	—
Major transformation programme	(74)	—	—
Changes in environmental provisions	146	(496)	176
Transaction, separation and integration costs[1]	(65)	(44)	(117)
Impairment of joint venture	(303)	—	—
Cost efficiency programme	—	(65)	(100)
IFA fire	—	92	130
Net gain on disposal of NECO	—	—	511
Net gain on disposal of Millennium Pipeline Company LLC	—	—	335
	42	(1,011)	935
Remeasurements – commodity contract derivatives	127	24	(350)
	169	(987)	585
Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group in the years presented.
Details of remeasurements, tax exceptional items and the tax effect of exceptional items and remeasurements are also provided in this note.

	2025	2024	2023
	£m	£m	£m
Included within operating profit from continuing operations	169	(987)	585
Included within finance income and costs
Remeasurements:
Net gains/(losses) on financial assets at fair value through profit and loss	1	4	(28)
Net gains on financing derivatives	3	11	82
	4	15	54
Included within share of post-tax results of joint ventures and associates
Remeasurements:
Net losses on financial instruments	(2)	(64)	(19)
Total included within profit before tax	171	(1,036)	620
Included within tax
Tax on exceptional items	76	159	(316)
Tax on remeasurements	(36)	(7)	75
	40	152	(241)
Total exceptional items and remeasurements after tax	211	(884)	379
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	118	(852)	619
Remeasurements after tax	93	(32)	(240)
Total exceptional items and remeasurements after tax	211	(884)	379

Exceptional items
Management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee. This follows a three-
step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group’s control and how frequently such an event typically occurs. With respect to restructuring costs, these represent additional expenses incurred that are not related to the normal business and day-to-
day activities. These can take place over multiple reporting periods given the scale of the Group, the nature and complexity of the transformation initiatives and due to the impact of strategic transactions. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. The exceptional items framework was last updated in March 2022.

182	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

5. Exceptional items and remeasurements continued
Exceptional items continued
Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-
downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax, as well as deferred tax arising on changes to corporation tax rates.
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
2025
Provision for UK electricity balancing costs
During the prior year, the ESO’s operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. As described in note 3, under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. Following legislation to enable the separation of the ESO and the formation of the NESO, the Group recognised a liability of £498 million in the year ended 31 March 2024 representing the element of the over-recovery that was expected to be settled through the sale process. In the year ended 31 March 2025 the liability was remeasured at £347 million to reflect the final amount of over-recovered revenues that transferred through with the ESO on disposal on 1 October 2024 (see note 10).
Net gain on sale of the ESO
On 1 October 2024, the Group completed the disposal of the ESO to the UK Government for consideration of £673 million (see note 10). As a result, the Group derecognised net assets of £486 million, resulting in a gain of £187 million. The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.
Major transformation programme
Following the announcement of our new strategic priorities in May 2024, the Group entered into a new four-year transformation programme designed to implement our refreshed strategy to be a pre-eminent pureplay networks business. In the period, the Group incurred £74 million of costs in relation to the programme. The costs recognised primarily relate to technology implementation costs, employee costs and professional fees incurred in delivering the programme. While the costs incurred since the commencement of the programme do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the costs expected to be incurred over the duration of the programme, we have concluded that the costs should be classified as exceptional in line with our exceptional items policy. The total cash outflow for the period was £62 million.
Changes in environmental provisions
In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal, Newtown Creek and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group’s share of estimated costs are re-evaluated at each reporting period. During the period, following discussions with the New York State Department of Environmental
Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we have re-evaluated our estimates of total costs and recognised a net decrease of £64 million in relation to our provisions. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.
The real discount rate applied to the Group’s environmental provisions was also revised in the year to 2.0% (2024: 1.5%) to reflect the substantial and sustained change in US Government bond yield curves (see note 26). The principal impact of this rate increase was a £82 million decrease in our US environmental provisions. The weighted average remaining duration of our cash flows is now around 10 years.
Transaction, separation and integration costs
In May 2024, we announced the sale of NG Renewables and Grain LNG as part of our strategic focus on becoming a leading pureplay networks business. Transaction and separation costs of £26 million were incurred in relation to the planned disposal of NG Renewables and £8 million in relation to the planned disposal of Grain LNG. The costs incurred primarily related to professional fees and employee costs. In remeasuring the
NG Renewables disposal group to fair value less costs to sell in accordance with IFRS 5, the Group has also recognised a £31 million impairment loss (see note 10). These costs have been classified as exceptional in accordance with our exceptional items policy. While the costs incurred in the current year in isolation are not sufficiently material to warrant classification as an exceptional item, when taken in aggregate with the respective disposals which are anticipated in the year ended 31 March 2026, the impact to the consolidated income statement incurred over both years will be sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £6 million.
Impairment of joint venture
In the year, we agreed with our joint venture partner, RWE Renewables, that our investment in Community Offshore Wind, LLC will pause project development for the time being. The Group has determined that the investment currently has negligible value and an impairment of £303 million has been recognised (see note 16).

Strategic Report	Corporate Governance	Financial Statements	Additional Information	183

5. Exceptional items and remeasurements continued
Exceptional items continued
2024
Provision for UK electricity balancing costs
As described above, during the prior year the ESO’s operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. The Group recognised a liability for the over-recovered revenues which were forecasted to transfer through the sales process.
Changes in environmental provisions
In the prior year, following discussions with the New York State Department of Environmental Conservation and the Environmental Protection
Agency on the scope and design of remediation activities related to certain of our responsible sites, we re-evaluated our estimates of total costs and increased our US environmental provision by £496 million (see note 26). Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods.
Transaction, separation and integration costs
Separation costs of £11 million were incurred in relation to the disposal of NECO, £6 million in relation to the disposal of the UK Gas Transmission business and £27 million in connection with the integration of NGED. The costs incurred primarily related to professional fees, relocation costs and employee costs. The costs were classified as exceptional in accordance with our exceptional items policy. While the transaction, separation and integration costs incurred during the prior year did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £340 million of costs in previous periods, the costs qualified for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £33 million. The Group is entitled to cost recovery in relation to the separation of the ESO.
Accordingly, these costs were not classified as exceptional.
Cost efficiency programme
During the prior year, the Group incurred £65 million of costs in relation to the major cost efficiency programme announced in November 2021, that targeted at least £400 million savings per annum across the Group by the end of three years. The costs recognised in the period primarily related to redundancy provisions, employee costs and professional fees incurred in delivering the programme. While the costs incurred during the year did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £142 million of costs incurred since the announcement of the programme, the costs qualified for exceptional treatment in line with our exceptional items policy.
The total cash outflow for the year was £53 million. The cost efficiency programme completed in the prior year.
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
Cost efficiency programme
The Group incurred £100 million of costs in relation to the major cost efficiency programme announced in November 2021. The costs recognised primarily related to property costs, employee costs and professional fees incurred in delivering the programme. The total cash outflow for the period was £85 million.
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
Changes in environmental provisions
The real discount rate applied to the Group’s environmental provisions was revised to 1.5% (2022: 0.5%) to reflect the substantial and sustained change in US Government bond yield curves (see note 26). The principal impact of this rate increase was a £165 million decrease in our US environmental provisions and a £11 million decrease in our UK environmental provision. The weighted average remaining duration of our cash flows was around 10.5 years.

184	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

5. Exceptional items and remeasurements continued
Exceptional items continued
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
We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within adjusted profit. These comprise our portfolio of investments made by National Grid Partners and our investment in Sunrun Neptune 2016 LLC (both within NGV). The performance of these assets (including changes in fair value) is included in our assessment of adjusted profit for the relevant business units.
Remeasurements excluded from adjusted profit are made up of the following categories:
i.Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US and UK. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred;
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	185

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
respectively.

		2025	2024	2023
	Notes	£m	£m	£m
Finance income
Net interest income on pensions and other post-retirement benefit obligations	25	98	100	85
Interest income on financial instruments:
Bank deposits and other financial assets		341	139	80
Dividends received on equities held at fair value through other comprehensive income (FVOCI)		1	1	1
Net gains/(losses) on FVTPL financial assets		1	4	(28)
Other income		9	4	—
Finance income		450	248	138
Finance costs
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts		(110)	(140)	(328)
Other borrowings[1]		(1,553)	(1,424)	(1,330)
Interest on derivatives		(285)	(277)	(170)
Unwinding of discount on provisions and other payables		(130)	(102)	(88)
Other interest		(26)	(31)	(13)
Derivatives designated as hedges for hedge accounting²		4	13	22
Derivatives not designated as hedges for hedge accounting²		(1)	(2)	60
Less: interest capitalised[3]		294	251	249
Finance costs[4]		(1,807)	(1,712)	(1,598)

Net finance costs from continuing operations		(1,357)	(1,464)	(1,460)
1.Includes interest expense on lease liabilities (see note 13 for details).
2.Includes a net foreign exchange gain on borrowing and investment activities of £241 million (2024: £271 million gain; 2023: £86 million loss) offset by foreign exchange gains and losses on financing derivatives measured at fair value and the impacts of hedge accounting.
3.Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.3% (2024: 4.7%; 2023: 4.7%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £39 million (2024: £39 million; 2023: £30 million). In the US, capitalised interest is added to the cost of property, plant and equipment, and qualifies for tax depreciation allowances.
4.Finance costs include principal accretion on inflation-linked liabilities of £152 million (2024: £208 million; 2023: £483 million).

186	National Grid plc Annual Report and Accounts 2024/25
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	187

7. Tax continued
Tax charged to the consolidated income statement – continuing operations
The tax charge for the year can be analysed as follows:

	2025	2024	2023
	£m	£m	£m
Current tax:
UK corporation tax at 25% (2024: 25%; 2023: 19%)	66	410	161
UK corporation tax adjustment in respect of prior years	(36)	(36)	—
	30	374	161
Overseas corporation tax	47	82	225
Overseas corporation tax adjustment in respect of prior years	(39)	(90)	(16)
	8	(8)	209
Total current tax from continuing operations	38	366	370
Deferred tax:
UK deferred tax	524	388	255
UK deferred tax adjustment in respect of prior years	25	43	13
	549	431	268
Overseas deferred tax	195	(40)	233
Overseas deferred tax adjustment in respect of prior years	39	74	5
	234	34	238
Total deferred tax from continuing operations	783	465	506

Total tax charge from continuing operations	821	831	876
Tax charged/(credited) to the consolidated statement of comprehensive income and equity

	2025	2024	2023
	£m	£m	£m
Current tax:
Share-based payments	(1)	(2)	(1)
Deferred tax:
Investments at fair value through other comprehensive income	—	1	(1)
Cash flow hedges, cost of hedging and own credit reserve	36	56	(7)
Remeasurements of pension assets and post-retirement benefit obligations	(23)	(50)	(344)
Share-based payments	2	—	1
	14	5	(352)
Total tax recognised in the statements of comprehensive income from continuing operations	13	7	(352)
Total tax relating to share-based payments recognised directly in equity from continuing operations	1	(2)	—
	14	5	(352)

188	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

7. Tax continued
The tax charge for the year for continuing operations is lower (2024: higher tax charge; 2023: higher tax charge) than the standard rate of corporation tax in the UK of 25% (2024: 25%; 2023: 19%):

	2025	2024	2023
	£m	£m	£m
Profit before tax from continuing operations	3,650	3,048	3,590
Profit before tax from continuing operations multiplied by UK corporation tax rate of 25% (2024: 25%; 2023: 19%)	913	762	682
Effect of:
Adjustments in respect of prior years[1]	(11)	(9)	2
Expenses not deductible for tax purposes	40	155	92
Non-taxable income[2]	(107)	(43)	(75)
Adjustment in respect of foreign tax rates[3]	4	(20)	147
Deferred tax impact of change in UK tax rate	—	—	66
Adjustment in respect of post-tax profits of joint ventures and associates included within profit before tax	(18)	(9)	(27)
Other[4]	—	(5)	(11)
Total tax charge from continuing operations	821	831	876

	%	%	%
Effective tax rate – continuing operations	22.5	27.3	24.4
1.The prior year adjustments are primarily due to agreement of prior period tax returns.
2.Includes tax on chargeable disposals after the offset of capital losses. The gain on disposal of the ESO during the year is subject to the Substantial Shareholding Exemption.
3.Included in 2023 are remeasurements of US closing state deferred tax balances as a result of an expected increase in the blended state tax rate following the disposal of NECO.
4.Other primarily comprises the movement in the deferred tax asset on previously unrecognised capital losses, claims for land remediation relief and claims for Research & Development credit.
The mandatory exception to recognising and disclosing information about the deferred tax assets and liabilities related to Pillar Two income taxes has been applied as required by IAS 12. The Pillar Two global minimum corporation tax rate of 15% introduced by the Organisation for Economic
Co-operation and Development (OECD) was enacted into UK law on 11 July 2023 and was applicable to National Grid from 1 April 2024. Exposure to additional taxation under Pillar Two is immaterial to the Group.
Factors that may affect future tax charges
The main UK corporation tax rate is 25% and deferred tax balances as at 31 March 2025 have been calculated at 25%.
In light of the US Government’s desire to extend certain provisions of the 2017 Tax Cuts and Jobs Act (TCJA) expiring at the end of 2025, the
US Congress and the US Administration are considering changes to federal tax legislation that could impact National Grid. However, since no changes have been substantively enacted at the balance sheet date, the income tax balances as at 31 March 2025 have been calculated at the prevailing tax rates based on the current tax laws.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	189

7. Tax continued
Tax included within the statement of financial position
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Regulatory licences £m	Accelerated tax depreciation £m	Share- based payments £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences[1] £m	Total £m
Deferred tax liabilities/(assets)
At 1 April 2023	429	8,242	(21)	490	(370)	(1,589)	7,181
Exchange adjustments and other[2]	—	(132)	—	(1)	—	23	(110)
Charged/(credited) to income statement	—	720	(5)	26	38	(312)	467
(Credited)/charged to other comprehensive income and equity	—	—	—	(50)	57	—	7
Disposals	—	(2)	—	—	—	—	(2)
Reclassification to held for sale (note 10)	—	(12)	1	(4)	—	(9)	(24)
At 1 April 2024	429	8,816	(25)	461	(275)	(1,887)	7,519
Exchange adjustments and other[2]	—	(147)	—	(5)	—	57	(95)
Charged/(credited) to income statement	—	925	(3)	58	62	(256)	786
(Credited)/charged to other comprehensive income and equity	—	—	2	(23)	38	—	17
Disposals	—	(60)	—	—	—	(5)	(65)
Reclassification to held for sale (note 10)	—	(122)	—	—	—	(2)	(124)
At 31 March 2025	429	9,412	(26)	491	(175)	(2,093)	8,038
1.The deferred tax asset of £2,093 million as at 31 March 2025 (2024: £1,887 million) in respect of other net temporary differences relates to losses of £298 million (2024: £184 million), US contract and lease liabilities of £603 million (2024: £575 million), US environmental provisions of £575 million (2024: £646 million), US bad debt provision of £155 million (2024: £150 million)
and other short-term temporary differences of £462 million (2024: £332 million).
2.Exchange adjustments and other primarily comprises foreign exchange arising on translation of the US dollar deferred tax balances.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £8,038 million
(2024: £7,519 million).
Deferred tax assets in respect of some capital losses as well as trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The total deferred tax assets not recognised are as follows:

	2025	2024
	£m	£m
Capital losses	2,484	2,483
Trading losses	9	4
The capital losses arose in the UK on disposal of certain businesses or assets. They are available to carry forward indefinitely but can only be offset against future capital gains.
At 31 March 2025 and 31 March 2024, there were no recognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or its associates as there are no significant corporation tax consequences of the Group’s UK, US or overseas subsidiaries or associates paying dividends to their parent companies. There are also no significant income tax consequences for the Group from the payment of dividends by the Group to its shareholders.

190	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

8. Earnings per share (EPS)

EPS is the amount of profit after tax attributable to each ordinary share. Basic EPS is calculated as profit after tax for the year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. Diluted EPS shows what the impact would be if all outstanding share options were exercised and treated as ordinary shares at year end. The weighted average number of shares is increased by additional shares issued as scrip dividends and reduced by shares repurchased by the Company during the year. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the Company which excludes non-controlling interests.

(a) Basic EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2025	2025	2024	2024¹	2023	2023¹
	£m	pence	£m	pence	£m	pence
Earnings from continuing operations	2,826	60.0	2,216	55.5	2,714	68.6
Earnings from discontinued operations	76	1.6	74	1.9	5,083	128.5
Total earnings	2,902	61.6	2,290	57.4	7,797	197.1

		2025		2024¹		2023¹
		millions		millions		millions
Weighted average number of ordinary shares – basic		4,707		3,991		3,956
1. Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue (see note 27).
(b) Diluted EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2025	2025	2024	2024¹	2023	2023¹
	£m	pence	£m	pence	£m	pence
Earnings from continuing operations	2,826	59.8	2,216	55.3	2,714	68.3
Earnings from discontinued operations	76	1.6	74	1.8	5,083	127.9
Total earnings	2,902	61.4	2,290	57.1	7,797	196.2

		2025		2024¹		2023¹
		millions		millions		millions
Weighted average number of ordinary shares – diluted		4,729		4,008		3,973
1. Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue (see note 27).
(c) Reconciliation of basic to diluted average number of shares

	2025	2024¹	2023¹
	millions	millions	millions
Weighted average number of ordinary shares – basic	4,707	3,991	3,956
Effect of dilutive potential ordinary shares – employee share plans	22	17	17
Weighted average number of ordinary shares – diluted	4,729	4,008	3,973
1. Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue (see note 27).

Strategic Report	Corporate Governance	Financial Statements	Additional Information	191

9. Dividends
Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

	2025			2024			2023
	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m
Final dividend in respect of the prior year	39.12	811	643	37.60	1,325	56	33.76	1,119	114
Interim dividend in respect of the current year	15.84	718	59	19.40	393	320	17.84	488	163
	54.96	1,529	702	57.00	1,718	376	51.60	1,607	277
For comparability purposes the table below presents dividends per share adjusted for a factor of 1.0811 to reflect the bonus element of the
Rights Issue:

	2025			2024			2023
	Pence per share (actual)	Impact of Rights Issue	Pence per share (adjusted)	Pence per share (actual)	Impact of Rights Issue	Pence per share (adjusted)	Pence per share (actual)	Impact of Rights Issue	Pence per share (adjusted)
Final dividend in respect of the prior year	39.12	(2.93)	36.19	37.60	(2.82)	34.78	33.76	(2.53)	31.23
Interim dividend in respect of the current year	15.84	—	15.84	19.40	(1.46)	17.94	17.84	(1.34)	16.50
	54.96	(2.93)	52.03	57.00	(4.28)	52.72	51.60	(3.87)	47.73
The Directors are proposing a final dividend for the year ended 31 March 2025 of 30.88p per share that would absorb approximately £1,512 million of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 17 July 2025 to shareholders who are on the register of members at 30 May 2025 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.

192	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

10. Assets held for sale and discontinued operations

The results and cash flows of significant assets or businesses sold during the year are shown separately from our continuing operations and presented within discontinued operations in the income statement and cash flow statement. Assets and businesses are classified as held for sale when their carrying amounts are expected to be recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if the proceeds less sale costs fall short of the carrying value.

The following assets and liabilities were classified as held for sale:

	2025			2024
	Total assets held for sale £m	Total liabilities held for sale £m	Net assets/ (liabilities) held for sale £m	Total assets held for sale £m	Total liabilities held for sale £m	Net assets/ (liabilities) held for sale £m
UK Electricity System Operator	—	—	—	1,134	(1,427)	(293)
National Grid Renewables	1,528	(108)	1,420	—	—	—
Grain LNG	1,100	(326)	774	—	—	—
Investment in GasT TopCo Limited	—	—	—	689	—	689
RAA	—	—	—	—	(47)	(47)
Net assets/(liabilities) held for sale	2,628	(434)	2,194	1,823	(1,474)	349
Gain on disposal of the ESO
In October 2023, legislation required to enable the separation of the ESO and the formation of the NESO, which will undertake responsibilities across both the electricity and gas systems, was passed through Parliament. The assets and liabilities of the ESO were consequently presented as held for sale in the consolidated financial statements in the year ended 31 March 2024. The disposal subsequently completed on 1 October
2024 for consideration of £673 million.
Based on the scale and pass-through nature of the ESO, it is not considered a separate major line of business or geographic operation under
IFRS 5 for treatment as a discontinued operation, and its disposal is not part of a single coordinated plan being undertaken by the Group.
Accordingly, the results have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations. Financial information relating to the gain arising on disposal of the ESO is set out below:

£m
Intangible assets	485
Property, plant and equipment	121
Trade and other receivables	375
Pension asset	16
Cash and cash equivalents	51
Financial investments	501
Total assets on disposal	1,549
Borrowings	(13)
Other liabilities	(703)
Provision for UK electricity balancing costs	(347)
Total liabilities on disposal	(1,063)
Net assets on disposal	486

Total consideration received¹	673

Gain on sale	187
1.Included within total consideration is deferred proceeds of £45 million which were settled after 31 March 2025.
Up until its disposal, the ESO generated profit after tax of £103 million for the year ended 31 March 2025 (2024: £178 million profit; 2023:
£182 million profit).

Strategic Report	Corporate Governance	Financial Statements	Additional Information	193

10. Assets held for sale and discontinued operations continued
NG Renewables and Grain LNG
On 24 February 2025, the Group agreed to sell NG Renewables, its US onshore renewables business, to Brookfield Asset Management.
Completion of the transaction will be subject to certain consents and regulatory approvals and is expected to complete in the first half of the year ending 31 March 2026. The Group has also previously announced its intention to sell Grain LNG, its UK LNG asset. As both sales are considered to be highly probable and expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position at 31 March 2025. However, as NG Renewables and Grain LNG do not represent separate major lines of business or geographical operations, they have not met the criteria for classification as discontinued operations and therefore their results for the period are not separately disclosed on the face of the income statement.
The following assets and liabilities were classified as held for sale at 31 March 2025.

	National Grid Renewables	Grain LNG
	£m	£m
Goodwill	53	—
Other intangible assets	—	25
Property, plant and equipment	340	898
Investments in joint ventures and associates	873	—
Trade and other receivables	51	31
Cash and cash equivalents	30	123
Financial investments	40	—
Other assets	141	23
Total assets	1,528	1,100
Borrowings	(2)	(132)
Other liabilities	(106)	(194)
Total liabilities	(108)	(326)
Net assets	1,420	774
The Group has recognised a £31 million impairment loss on remeasuring the NG Renewables disposal group to fair value less costs to sell, with the loss allocated to goodwill. No impairment losses were recognised following reclassification of the Grain LNG assets and liabilities classified to held for sale. The aggregate profit after tax for NG Renewables and Grain LNG for the period ended 31 March 2025 was £60 million (2024:
£49 million; 2023: £108 million).
The UK Gas Transmission business
On 31 January 2023, the Group disposed of 100% of the UK Gas Transmission business for cash consideration of £4.0 billion and a 40% interest in a newly incorporated UK limited company, GasT TopCo Limited. The other 60% was purchased by Macquarie Infrastructure and Real Assets
(MIRA) and British Columbia Investment Management Corporation (BCI) (together, the ‘Consortium’). The Group also entered into a Further
Acquisition Agreement (the FAA option) with the Consortium over its remaining 40% interest. Both the investment in GasT TopCo Limited and the
FAA option were immediately classified as held for sale and so the Group has not applied equity accounting in relation to its investment in GasT
TopCo Limited.
The FAA was partially exercised by the Consortium on 11 March 2024 and the Group disposed of 20% of the 40% interest in GasT TopCo
Limited, as detailed in the Annual Report and Accounts for the year ended 31 March 2024. As part of the transaction, the Group also entered into a new agreement with the Consortium, the Remaining Acquisition Agreement (the ‘RAA’), to replace the FAA option for the potential sale of all or part of the remaining 20% equity interest in GasT TopCo Limited.
On 26 July 2024, the Consortium exercised its option under the RAA and the disposal of the Group’s remaining interest in GasT TopCo Limited completed on 26 September 2024. The total sales proceeds were £686 million and the gain on disposal, after transaction costs, was £25 million.
The disposal of the Group’s remaining interest in GasT TopCo Limited was the final stage of the plan to dispose of the UK Transmission business first announced in 2021. As a result, the gain on disposal and any remeasurements pertaining to the financial derivatives noted above are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation.
This is also reflected in the statement of comprehensive income, as well as earnings per share (EPS) being shown split between continuing and discontinued operations.

194	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

10. Assets held for sale and discontinued operations continued
The summary income statements for the years ended 31 March 2025, 2024 and 2023 are as follows:

	Total
	2025	2024	2023
	£m	£m	£m
Discontinued operations
Revenue	—	—	1,604
Other operating costs	—	—	(889)
Operating profit	—	—	715
Finance income	5	17	21
Finance costs[1]	47	62	(363)
Profit before tax	52	79	373
Tax	(1)	(1)	(93)
Profit after tax from discontinued operations	51	78	280
Gain/(loss) on disposal	25	(4)	4,803
Total profit after tax from discontinued operations	76	74	5,083
1.Finance costs include the remeasurement of the FAA option and the RAA.
The summary statements of comprehensive income for the years ended 31 March 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	£m	£m	£m
Profit after tax from discontinued operations	76	74	5,083
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that will never be reclassified to profit or loss:
Remeasurement losses on pension assets and post-retirement benefit obligations	—	—	(313)
Tax on items that will never be reclassified to profit or loss	—	—	78
Total losses from discontinued operations that will never be reclassified to profit or loss	—	—	(235)
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net gains in respect of cash flow hedges	—	—	6
Net gains in respect of cost of hedging	—	—	4
Net (losses)/gains on investments in debt instruments measured at fair value through other comprehensive income	(13)	13	—
Tax on items that may be reclassified subsequently to profit or loss	3	(3)	(2)
Total (losses)/gains from discontinued operations that may be reclassified subsequently to profit or loss	(10)	10	8
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	(10)	10	(227)
Total comprehensive income for the year from discontinued operations	66	84	4,856
Details of the cash flows relating to discontinued operations are set out within the consolidated cash flow statement.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	195

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

Total £m
Net book value at 1 April 2023	9,847
Exchange adjustments	(118)
Net book value at 1 April 2024	9,729
Exchange adjustments	(117)
Reclassification to held for sale (note 10)	(80)
Net book value at 31 March 2025	9,532
Following the announcement of the planned sale of NG Renewables (see note 10), goodwill was reclassified as held for sale in the year.
There was no significant accumulated impairment charge as at 31 March 2025 or 31 March 2024.
Impairment review of goodwill and indefinite-lived intangibles
Goodwill and indefinite-lived intangibles (see note 12) are reviewed annually for impairment and the recoverability is assessed by comparing the carrying amount of our operations with the expected recoverable amount on a value-in-use basis which uses pre-financing and pre-tax cash flow projections based on the Group’s financial plans, approved by the Directors. See below for a summary of which operations our goodwill and indefinite-lived intangibles are allocated to.

	2025	2024
CGU or group of CGUs	£m	£m
Goodwill:
National Grid Ventures – US	100	188
New England	1,506	1,541
New York	3,205	3,279
UK Electricity Distribution[1]	4,721	4,721
Total goodwill	9,532	9,729

Indefinite-lived intangibles (regulatory licences related to UK Electricity Distribution):
West Midlands	518	518
East Midlands	519	519
South Wales	257	257
South West	420	420
Total indefinite-lived intangibles	1,714	1,714
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
current regulatory agreements and allow for future agreements and recovery of investment, including those related to achieving the net zero plans of the jurisdictions that we operate in. Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.

196	National Grid plc Annual Report and Accounts 2024/25
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
For our UK ED business, a nominal terminal growth rate of 1.8% (2024: 2.3%) is assumed upon the terminal year cash flows, reflecting management’s best view, based on market and operational experience, of the expected long-term growth in the relevant market. For our regulated US operations we apply a growth rate of 2.3% (2024: 2.4%). This has been determined with regard to data on industry growth projections, specifically related to the energy transition, and projected growth in real Gross Domestic Product (GDP) for the territory within which the CGU is based.
Pre-tax cash flows are discounted by applying a pre-tax discount rate reflecting the time value of money and the risks specific to the group of assets. In practice, the post-tax discount rate for the group of assets in question is derived from a post-tax weighted average cost of capital.
The assumptions used in the calculation of the weighted average cost of capital are benchmarked to externally available data. The determined discount rate is independent of the entity’s capital structure and reflects a market participant’s view of a risk adjusted discount rate specific to the
CGU or group of CGUs. The post-tax discount rate is then grossed up to a pre-tax discount rate that is applied to pre-tax cash flows. The pre-tax discount rates used for the year ended 31 March 2025 were as follows: UK ED Group 5.4% (2024: 5.0%); UK ED distribution network operators
5.3% (2024: 5.0%); New York 6.3% (2024: 6.2%); New England 6.2% (2024: 6.1%); and National Grid Ventures – US 6.7% (2024: 7.2%).
(b) Key inputs and sensitivity analysis
In assessing the carrying value of goodwill and licences, we have sensitised our forecasts to factor in adjustments to key inputs to each model.
While regulatory licences are tested for impairment before we test goodwill, we consider the sensitivity for goodwill attributable to UK ED and our regulated US operations and those related to licences separately below.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	197

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

198	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

12. Other intangible assets continued
(a) Analysis of other intangible assets

	Regulatory licences £m	Software £m	Assets in the course of construction £m	Total £m
Cost at 1 April 2023	1,714	3,066	561	5,341
Exchange adjustments	—	(45)	(6)	(51)
Additions	—	17	464	481
Disposals	—	(23)	—	(23)
Reclassifications[1]	—	598	(436)	162
Reclassification to held for sale (note 10)	—	(520)	(191)	(711)
Cost at 1 April 2024	1,714	3,093	392	5,199
Exchange adjustments	—	(61)	(7)	(68)
Additions	—	16	462	478
Disposals	—	(7)	—	(7)
Reclassifications¹	—	376	(363)	13
Reclassification to held for sale (note 10)	—	(16)	—	(16)
Cost at 31 March 2025	1,714	3,401	484	5,599
Accumulated amortisation at 1 April 2023	—	(1,727)	(10)	(1,737)
Exchange adjustments	—	23	—	23
Amortisation charge for the year	—	(301)	—	(301)
Accumulated amortisation of disposals	—	23	—	23
Reclassifications¹	—	(161)	—	(161)
Reclassification to held for sale (note 10)	—	385	—	385
Accumulated amortisation at 1 April 2024	—	(1,758)	(10)	(1,768)
Exchange adjustments	—	36	—	36
Amortisation charge for the year	—	(323)	—	(323)
Accumulated amortisation of disposals	—	7	—	7
Reclassifications¹	—	2	—	2
Reclassification to held for sale (note 10)	—	11	—	11
Accumulated amortisation at 31 March 2025	—	(2,025)	(10)	(2,035)
Net book value at 31 March 2025²	1,714	1,376	474	3,564
Net book value at 31 March 2024	1,714	1,335	382	3,431
1.Reclassifications includes amounts transferred to property, plant and equipment (see note 13).
2.The Group has capitalised £271 million (2024: £320 million) in relation to the Gas Business Enablement system in the US, of which £271 million (2024: £320 million) is in service and is being amortised over 10 years, with the remainder included within assets in the course of construction. A further £82 million (2024: £81 million) relates to our UK general ledger system within software and is being amortised over 10 years.
(b) Asset useful economic lives
No amortisation is provided on regulatory licences. Software is amortised over the period we expect to receive a benefit from the asset.
An amortisation expense is charged to the income statement to reflect the reduced value of the asset over time. Amortisation is calculated by estimating the number of years we expect the asset to be used (its useful economic life, or UEL) and charging the cost of the asset to the income statement equally over this period.

Years
Software	3 to 10
Regulatory licences	Indefinite

Strategic Report	Corporate Governance	Financial Statements	Additional Information	199

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
(a) Analysis of property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2023	4,066	69,765	6,760	1,222	81,813
Exchange adjustments	(49)	(841)	(67)	(19)	(976)
Additions	59	1,157	5,754	197	7,167
Disposals	(55)	(271)	(5)	(134)	(465)
Adjustment for change in discount rate on decommissioning provisions (note 26)	—	29	—	—	29
Reclassifications[1]	277	4,725	(5,389)	218	(169)
Reclassification to held for sale (note 10)	(88)	(13)	(31)	(134)	(266)
Cost at 1 April 2024	4,210	74,551	7,022	1,350	87,133
Exchange adjustments	(55)	(965)	(91)	(21)	(1,132)
Additions	60	1,172	7,529	220	8,981
Disposals	(59)	(387)	(9)	(239)	(694)
Adjustment for change in discount rate on decommissioning provisions (note 26)	—	7	—	—	7
Reclassifications[1]	198	4,583	(4,876)	83	(12)
Reclassification to held for sale (note 10)	(110)	(1,195)	(502)	(19)	(1,826)
Cost at 31 March 2025	4,244	77,766	9,073	1,374	92,457
Accumulated depreciation at 1 April 2023	(794)	(15,926)	(55)	(605)	(17,380)
Exchange adjustments	10	177	—	12	199
Depreciation charge for the year²	(80)	(1,515)	(20)	(189)	(1,804)
Disposals	50	252	2	134	438
Reclassifications[1]	(3)	281	—	(112)	166
Reclassification to held for sale (note 10)	59	1	6	89	155
Accumulated depreciation at 1 April 2024	(758)	(16,730)	(67)	(671)	(18,226)
Exchange adjustments	12	200	—	11	223
Depreciation charge for the year²	(93)	(1,632)	4	(203)	(1,924)
Disposals	49	387	9	236	681
Reclassifications[1]	(32)	33	3	(5)	(1)
Reclassification to held for sale (note 10)	51	817	—	13	881
Accumulated depreciation at 31 March 2025	(771)	(16,925)	(51)	(619)	(18,366)
Net book value at 31 March 2025	3,473	60,841	9,022	755	74,091
Net book value at 31 March 2024	3,452	57,821	6,955	679	68,907
1.Represents amounts transferred between categories, (to)/from other intangible assets (see note 12), (to)/from inventories.
2.Depreciation of assets in the course of construction relates to impairment provision adjustments.

200	National Grid plc Annual Report and Accounts 2024/25
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
Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are shown in the table that follows split between the UK and US, along with the weighted average remaining UEL for each class of property, plant and equipment (which is calculated by dividing the net book value of that class of asset by the respective annual depreciation charge).

		Years
	UK	US	Weighted average remaining UEL
Freehold and leasehold buildings	up to 60	up to 100	39
Plant and machinery:
Electricity transmission plant and wires	up to 100	10 to 85	31
Electricity distribution plant	14 to 99	5 to 85	46
Electricity generation plant	n/a	10 to 93	8
Interconnector plant and other	5 to 70	5 to 54	18
Gas plant – mains, services and regulating equipment	n/a	20 to 95	51
Gas plant – storage	n/a	20 to 60	20
Gas plant – meters	n/a	14 to 45	24
Motor vehicles and office equipment	up to 30	up to 34	3
(c) Gas asset lives
The role that our US gas networks play in the pathway to achieving the greenhouse gas emissions reductions targets set in the jurisdictions in which we operate is currently uncertain. Policymakers in New York and Massachusetts continue to indicate an increase in electrification to meet their respective decarbonisation targets, while as a Group we are committed in our transition to net zero. As a result, there is a risk that the UELs of certain elements of our gas networks may be shortened in line with future policy, regulatory frameworks and planning systems aimed to support the decarbonisation of the energy sector.
In the US, our gas distribution asset lives are assessed as part of detailed depreciation studies completed as part of each separate rate proceeding. Depreciation studies consider the physical condition of assets and the expected operational life of an asset. The weighted average remaining UEL for our US gas distribution fixed asset base is circa 51 years; however, a proportion of our assets are assumed to have UELs which extend beyond 2080. In assessing these UELs, we consider a range of different pathways related to our gas assets. These pathways factor in the net zero ambitions of the Group and the jurisdictions that we operate in, anticipated changes in customer behaviour, developments in new technology, the feasibility and affordability of electrification, and the ability to decarbonise fuel through the use of renewable natural gas (RNG)
and green hydrogen. On balance of the different pathways considered, we continue to believe the lives identified by rate proceedings are the best estimate of the assets’ UELs given the need to provide safe, affordable and reliable heating services. We keep this assumption under review and we continue to actively engage and support our regulators to enable the clean energy transition.
Asset depreciation lives feed directly into our US regulatory recovery mechanisms, such that any shortening of asset lives and regulatory recovery periods as agreed with regulators should be recoverable through future rates, subject to agreement, over future periods, as part of wider considerations around ensuring the continuing affordability of gas in our service territories.
Given the uncertainty described relating to the UELs of our gas assets, below we provide a sensitivity analysis for the depreciation charge for our
New York and New England segments were a shorter UEL presumed. It should be noted that the net zero pathways which we consider probable all suggest some role for gas in heating buildings beyond 2050, so our sensitivity analysis for 2050 illustrates an unlikely worst-case scenario.

	Increase in depreciation expense for the year ended 31 March 2025		Increase in depreciation expense for the year ended 31 March 2024
	New York £m	New England £m	New York £m	New England £m
UELs limited to 2050	235	78	208	66
UELs limited to 2060	110	32	100	26
UELs limited to 2070	54	9	46	6

Strategic Report	Corporate Governance	Financial Statements	Additional Information	201

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
computers), the Group continues to recognise a lease expense on a straight-line basis.
The table that follows shows the movements in the net book value of right-of-use assets included within property, plant and equipment at 31 March
2025 and 31 March 2024, split by category. The associated lease liabilities are disclosed in note 21.

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Net book value at 1 April 2023	281	150	—	240	671
Exchange adjustments	(5)	(2)	—	(5)	(12)
Additions	52	2	—	146	200
Reclassifications	—	(5)	—	5	—
Reclassification to held for sale (note 10)	(12)	—	—	(1)	(13)
Disposals	(1)	—	—	(2)	(3)
Depreciation charge for the year	(22)	(17)	—	(76)	(115)
Net book value at 31 March 2024	293	128	—	307	728
Exchange adjustments	(6)	(2)	—	(7)	(15)
Additions	39	2	—	159	200
Reclassification to held for sale (note 10)	(2)	(15)	—	—	(17)
Disposals	—	—	—	(3)	(3)
Depreciation charge for the year	(21)	(12)	—	(87)	(120)
Net book value at 31 March 2025	303	101	—	369	773
The following balances have been included in the income statement for the years ended 31 March 2025 and 31 March 2024 in respect of right-of-
use assets:

	2025	2024
	£m	£m
Included within net finance income and costs:
Interest expense on lease liabilities	(40)	(69)
Included within revenue:
Lease income[1]	406	384
Included within operating expenses:
Expense relating to short-term and low-value leases	(24)	(20)
1.Included within lease income is £384 million (2024: £360 million) of variable lease payments, the majority of which relates to the power supply arrangement entered into with LIPA
(see note 3).

202	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

14. Other non-current assets

Other non-current assets include assets that do not fall into specific non-current asset categories (such as goodwill or property, plant and equipment) where the benefit to be received from the asset is not due to be received until after 31 March 2026.

	2025	2024
	£m	£m
Other receivables¹	299	458
Prepayments²	660	390
	959	848
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
15. Financial and other investments

The Group holds a range of financial and other investments. These investments include short-term money market funds, quoted investments in bonds of other companies, investments in our venture capital portfolio (National Grid Partners), and investments that cannot be readily used in operations, principally collateral deposited in relation to derivatives.

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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	203

15. Financial and other investments continued

	2025	2024
	£m	£m
Non-current
FVOCI debt and other investments	384	397
FVTPL investments	407	483
Financial assets at amortised cost	7	—
	798	880
Current
FVTPL investments	5,156	3,084
Financial assets at amortised cost	597	615
	5,753	3,699
	6,551	4,579
Financial and other investments include the following:
Investments in short-term money market funds	4,725	2,668
Investments held by National Grid Partners	346	375
Investments in Sunrun	60	108
Balances that are restricted or not readily used in operations:
Collateral[1]	506	496
Insurance company and non-qualified plan investments	578	578
Cash surrender value of life insurance policies	238	235
Other investments	98	119
	6,551	4,579
1.The collateral balance includes £477 million (2024: £466 million) of collateral placed with counterparties with whom we have entered into a credit support annex to the International Swaps and Derivatives Association (ISDA) Master Agreement, £24 million (2024: £24 million) of restricted amounts allocated for specific projects within National Grid Electricity Transmission plc and £5 million (2024: £6 million) insurance captive letters of credit.
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
movements in the gross carrying value of financial assets during the year that contribute to changes in the loss allowance. No collateral is held in respect of any of the financial investments in the above table. No balances are more than 30 days past due and no balances were written off during the year.

204	National Grid plc Annual Report and Accounts 2024/25
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

	2025			2024
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Share of net assets at 1 April	158	1,262	1,420	154	1,146	1,300
Exchange adjustments	(4)	(46)	(50)	(3)	(28)	(31)
Additions	23	93	116	13	319	332
Share of post-tax results for the year	11	62	73	9	28	37
Impairment	—	(303)	(303)	—	—	—
Dividends received	(18)	(53)	(71)	(15)	(152)	(167)
Disposals	(1)	—	(1)	(1)	—	(1)
Reclassification to held for sale (note 10)	—	(582)	(582)	—	—	—
Other movements¹	5	1	6	1	(51)	(50)
Share of net assets at 31 March	174	434	608	158	1,262	1,420
1.Other movements in the prior year relate to tax liabilities for US and certain UK associates and joint ventures which are borne by the Group and the elimination of profits arising from sales to the
Group’s share of joint ventures.
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
The Group has capital commitments in relation to its joint ventures and associates of £635 million (2024: £1,286 million), which primarily relate to the funding of new capital investment projects.
The following table describes the Group’s material joint ventures and associates at 31 March 2025:

Joint venture[1]	% stake
BritNed Development Limited[1]	50%	BritNed is a joint venture with the Dutch transmission system operator, TenneT, and operates the subsea electricity interconnector between Great Britain and the Netherlands, commissioned in 2011.
Nemo Link Limited[1]	50%	Nemo is a joint venture with the Belgian transmission operator, Elia, and operates the subsea electricity interconnector between Great Britain and Belgium, which became operational in 2019.
1.The joint ventures have reporting periods ending on 31 December with monthly management reporting information provided to the Group.
The Group also holds a 51% interest in Emerald Energy Venture, LLC, a joint venture with Washington State Investment Board which builds and operates wind and solar assets. In the year, the Group classified its interest in Emerald, together with NG Renewables, as held for sale and ceased equity accounting for its share of results (see note 10).
In March 2021, the Group entered into an offshore partnership agreement with RWE Renewables to form Community Offshore Wind, LLC. The purpose of the joint venture is to explore, develop, and eventually construct and operate renewable facilities in the northeastern US offshore wind market. In February 2022, the partnership successfully bid in the New York Bight seabed lease auction. The Group’s investment in Community
Offshore Wind represents our share of the seabed lease and initial development costs incurred to date. As of 31 March 2025, the project has not yet reached the construction stage.
On 20 January 2025, an Executive Memorandum was issued by the US Administration on wind power, temporarily suspending offshore wind leasing, ordering a review of existing leases and directing a review and pause on permitting. Accordingly, we have agreed with RWE Renewables to place a temporary pause on development of the project. This reflects the uncertainty surrounding the longer-term consequences of the changes in US energy policy on the renewable energy sector. Certain developments after 31 March 2025 have further reaffirmed the view that the issuance of the Executive Memorandum will likely suspend any development for the foreseeable future.
Given the recent changes in US energy-related policies, the Group has assessed that these developments currently affect our ability to complete physical construction of the development and the ability to recover costs from customers through applicable frameworks. We have considered the potential impact on our valuation of our investment in Community Offshore Wind and determined that the investment currently has negligible value. Accordingly, the carrying value of the £303 million investment has been fully impaired. The impairment charge has been recognised in the
NGV operating segment. Whilst development activity is currently suspended, we continue to consider Community Offshore Wind could play an important role in New York’s future energy strategy. We will reassess the project development pause should market conditions improve in the future.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	205

16. Investments in joint ventures and associates continued
Summarised financial information as at 31 March, together with the carrying amount of material investments, is as follows:

	BritNed Development Limited		Nemo Link Limited
	2025	2024	2025	2024
	£m	£m	£m	£m
Statement of financial position
Non-current assets	352	376	447	478
Cash and cash equivalents	76	69	118	46
All other current assets	48	36	8	6
Non-current liabilities	(51)	(57)	(3)	(3)
Non-current financial liabilities	(32)	(31)	(32)	(32)
Current liabilities	(39)	(39)	(109)	(55)
Net assets	354	354	429	440
Group’s ownership interest in joint venture/associate	177	177	215	220
Group adjustment: elimination of profits on sales to joint venture	—	—	—	—
Carrying amount of the Group’s investment	177	177	215	220

	BritNed Development Limited		Nemo Link Limited
	2025	2024	2025	2024
	£m	£m	£m	£m
Income statement
Revenue	108	158	102	109
Depreciation and amortisation	(16)	(16)	(23)	(23)
Other (costs)/income	(23)	(25)	(16)	(15)
Operating profit	69	117	63	71
Net interest (expense)/income	(1)	(2)	1	—
Profit before tax	68	115	64	71
Income tax expense	(18)	(31)	(16)	(17)
Profit for the year	50	84	48	54
Group’s share of post-tax results for the year	25	42	24	27
The aggregate information of associates and joint ventures that are not individually material is as follows:

	2025	2024
	£m	£m
Share of post-tax results for the year[1]	24	25
Impairment	(303)	—
Share of total comprehensive income	(279)	25
Aggregate carrying value of the Group’s interests	216	1,023
1.The amount for the year ended 31 March 2024 excludes £42 million loss generated by Emerald Energy Venture LLC in 2024 as it has now been reclassified to held for sale (see note 10).

206	National Grid plc Annual Report and Accounts 2024/25
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
• financing derivatives – these are used to manage our exposure to interest rates and foreign exchange rates. Specifically, we use these derivatives to manage our financing portfolio, holdings in foreign operations and contractual operational cash flows; and
• commodity contract derivatives – these are used to manage exposure to price and supply risks related to our US customers and
UK business. Some forward contracts for the purchase of commodities meet the definition of derivatives. We also enter into derivative financial instruments linked to commodity prices, including options and swaps, which are used to manage market price volatility.

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
The fair value of derivative financial instruments is calculated by taking the present value of future cash flows, primarily incorporating market observable inputs where available. The various inputs include foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate and inflation curves, the forward rate curves of underlying commodities and, for those positions that are not fully cash collateralised, the credit quality of the counterparties.
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
The fair values of derivatives by category are as follows:

	2025			2024
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current	113	(381)	(268)	44	(335)	(291)
Non-current	369	(821)	(452)	324	(909)	(585)
	482	(1,202)	(720)	368	(1,244)	(876)

Financing derivatives	375	(1,138)	(763)	333	(1,126)	(793)
Commodity contract derivatives	107	(64)	43	35	(118)	(83)
	482	(1,202)	(720)	368	(1,244)	(876)
(a) Financing derivatives
The fair values of financing derivatives by type are as follows:

	2025			2024
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Interest rate swaps	98	(196)	(98)	43	(110)	(67)
Cross-currency interest rate swaps	193	(766)	(573)	234	(844)	(610)
Foreign exchange forward contracts¹	53	(81)	(28)	16	(68)	(52)
Inflation-linked swaps	31	(95)	(64)	40	(104)	(64)
	375	(1,138)	(763)	333	(1,126)	(793)
1.Included within the foreign exchange forward contracts balance are £45 million (2024: £36 million) of derivative liabilities in relation to the hedging of capital expenditure.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	207

17. Derivative financial instruments continued
(a) Financing derivatives continued
The maturity profile of financing derivatives is as follows:

	2025			2024
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than 1 year	19	(355)	(336)	18	(249)	(231)
	19	(355)	(336)	18	(249)	(231)
Non-current
In 1 to 2 years	46	(61)	(15)	6	(80)	(74)
In 2 to 3 years	41	(77)	(36)	31	(44)	(13)
In 3 to 4 years	47	(73)	(26)	32	(74)	(42)
In 4 to 5 years	6	(25)	(19)	49	(83)	(34)
More than 5 years	216	(547)	(331)	197	(596)	(399)
	356	(783)	(427)	315	(877)	(562)
	375	(1,138)	(763)	333	(1,126)	(793)
The notional contract amounts of financing derivatives by type are as follows:

	2025	2024
	£m	£m
Interest rate swaps	(7,763)	(2,175)
Cross-currency interest rate swaps	(16,019)	(15,602)
Foreign exchange forward contracts	(7,761)	(7,675)
Inflation-linked swaps	(3,190)	(3,190)
	(34,733)	(28,642)
(b) Commodity contract derivatives
The fair values of commodity contract derivatives by type are as follows:

	2025			2024
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of gas	3	(7)	(4)	—	(3)	(3)
Derivative financial instruments linked to commodity prices
Electricity capacity	2	(17)	(15)	—	—	—
Electricity swaps	74	(38)	36	33	(82)	(49)
Electricity options	1	(1)	—	—	(1)	(1)
Gas swaps	15	(1)	14	2	(22)	(20)
Gas options	12	—	12	—	(10)	(10)
	107	(64)	43	35	(118)	(83)

208	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

17. Derivative financial instruments continued
(b) Commodity contract derivatives continued
The maturity profile of commodity contract derivatives is as follows:

	2025			2024
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	94	(26)	68	26	(86)	(60)
	94	(26)	68	26	(86)	(60)
Non-current
In 1 to 2 years	12	(20)	(8)	3	(28)	(25)
In 2 to 3 years	1	(12)	(11)	5	(4)	1
In 3 to 4 years	—	(2)	(2)	1	—	1
In 4 to 5 years	—	(2)	(2)	—	—	—
More than 5 years	—	(2)	(2)	—	—	—
	13	(38)	(25)	9	(32)	(23)
	107	(64)	43	35	(118)	(83)
The notional quantities of commodity contract derivatives by type are as follows:

	2025	2024
Forward purchases of gas[1]	74m Dth	38m Dth
Electricity capacity	5 TWh	0 TWh
Electricity swaps	14,040 GWh	14,128 GWh
Gas swaps	30m Dth	44m Dth
Gas options	89m Dth	78m Dth
1.Forward gas purchases have terms up to three years (2024: one year). The contractual obligations under these contracts are £46 million (2024: £14 million).
18. Inventories

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
Emission allowances, principally relating to the emissions of carbon dioxide in the UK and sulphur and nitrous oxides in the US, are recorded as inventory. They are initially recorded at cost and subsequently at the lower of cost and net realisable value. A liability is recorded in respect of the obligation to deliver emission allowances and emission charges are recognised in the income statement in the period in which emissions are made.

	2025	2024
	£m	£m
Fuel stocks	95	188
Raw materials and consumables	356	542
Emission allowances	106	98
	557	828
There is a provision for obsolescence of £1 million against inventories as at 31 March 2025 (2024: £4 million).

Strategic Report	Corporate Governance	Financial Statements	Additional Information	209

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

	2025	2024
	£m	£m
Trade receivables	3,050	2,501
Accrued income	1,083	885
Provision for impairment of receivables and accrued income	(578)	(559)
Trade receivables and accrued income, net	3,555	2,827
Prepayments	340	385
Contract assets	—	76
Other receivables	197	127
	4,092	3,415
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
and accrued income.

	2025	2024
	£m	£m
At 1 April	559	560
Exchange adjustments	(11)	(12)
Charge for the year, net of recoveries	200	179
Uncollectible amounts written off	(168)	(163)
Reclassification to held for sale (note 10)	(2)	(5)
At 31 March	578	559
The trade receivables balance, accrued income balance and provisions balance split by geography are as follows:

	As at 31 March 2025			As at 31 March 2024
	UK	US	Total	UK	US	Total
	£m	£m	£m	£m	£m	£m
Trade receivables	265	2,785	3,050	162	2,339	2,501
Accrued income	513	570	1,083	337	548	885
Provision for impairment of receivables and accrued income	(3)	(575)	(578)	(3)	(556)	(559)
	775	2,780	3,555	496	2,331	2,827
There are no retail customers in the UK businesses. A provision matrix is not used in the UK, as an assessment of expected losses on individual debtors is performed and the provision is not material.
In the US, £2,813 million (2024: £2,437 million) of the trade receivables and accrued income balance is attributable to retail customers. For non-
retail US customer receivables, a provision matrix is not used and expected losses are determined on individual debtors.
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
as a result of COVID-19. Customer termination activities also ceased in line with requests by relevant local authorities and this resulted in the recognition of additional expected credit losses, although cash collection and customer termination activities have subsequently resumed in both New England and New York.

210	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

19. Trade and other receivables continued
Provision for impairment of receivables continued
In calculating our provision for impairment of receivables at 31 March 2025, we incorporate actual cash collection levels experienced over a three-year period to determine the expected loss rates per category of outstanding receivable by operating company. These are benchmarked against provision matrices run on pre‑COVID-19 behaviour and data. Factored into our analysis are expected cash collections based on the collection activities in New England and New York, as well as the outlook for the wider macroeconomic environment. The resulting rates are summarised in the provision matrix shown below.
Based on our review, we recognised a charge of £200 million (2024: £176 million), which represents our best estimate based on the information available. We based our review on certain macroeconomic factors, including unemployment levels, inflation, average commodity rate changes and our experience regarding debtor recoverability.
The average expected loss rates and gross balances for the retail customer receivables in our US operations are set out below. Loss rates have increased across the majority of our ageing categories, primarily due to the impact of ongoing cash collection activities.

	2025		2024
	%	£m	%	£m
Accrued income	5	546	3	533
0 – 30 days past due	5	1,033	3	822
30 – 60 days past due	16	313	14	219
60 – 90 days past due	24	154	21	125
3 – 6 months past due	31	172	27	173
6 – 12 months past due	38	186	34	191
Over 12 months past due	53	409	73	374
		2,813		2,437
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
20. Cash and cash equivalents

Cash and cash equivalents include cash balances, together with short-term investments with an original maturity of three months or less that are readily convertible to cash.
The carrying amounts of cash and cash equivalents approximate their fair values.
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
Cash and cash equivalents at 31 March 2025 include £nil (2024: £11 million) that is restricted. The restricted cash balances included cash balances that could only be used for low-carbon network fund projects.

	2025	2024
	£m	£m
Cash at bank	625	259
Short-term deposits	553	300
Cash and cash equivalents	1,178	559

Strategic Report	Corporate Governance	Financial Statements	Additional Information	211

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

	2025	2024
	£m	£m
Current
Bank loans	488	460
Bonds	1,828	2,841
Commercial paper	2,226	1,444
Lease liabilities	120	114
	4,662	4,859
Non-current
Bank loans	1,834	2,434
Bonds	40,334	39,114
Lease liabilities	709	665
	42,877	42,213
Total borrowings	47,539	47,072
Total borrowings are repayable as follows:

	2025	2024
	£m	£m
Less than 1 year	4,662	4,859
In 1 to 2 years	3,283	2,706
In 2 to 3 years	2,458	3,134
In 3 to 4 years	4,281	2,948
In 4 to 5 years	2,261	4,375
More than 5 years:
By instalments	337	736
Other than by instalments	30,257	28,314
	47,539	47,072
The fair value of borrowings, excluding lease liabilities, at 31 March 2025 was £43,137 million (2024: £42,617 million). Where market values were available, the fair value of borrowings (Level 1) was £34,639 million (2024: £34,281 million). Where market values were not available, the fair value of borrowings (Level 2) was £8,498 million (2024: £8,336 million) and calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2025 was £46,739 million (2024: £46,141 million). There have been no new issuances since the year end.
Collateral is placed with or received from any derivative counterparty where we have entered into a credit support annex to the ISDA Master
Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £49 million (2024: £72 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 33. For further details of our bonds in issue, please refer to the debt investor section of our website. Unless included herein, the information on our website is unaudited.

212	National Grid plc Annual Report and Accounts 2024/25
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

	2025	2024
	£m	£m
Gross lease liabilities are repayable as follows:
Less than 1 year	143	133
1 to 5 years	425	370
More than 5 years	494	507
	1,062	1,010
Less: finance charges allocated to future periods	(233)	(231)
	829	779
The present value of lease liabilities are as follows:
Less than 1 year	120	114
1 to 5 years	347	300
More than 5 years	362	365
	829	779
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

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost.

	2025	2024
	£m	£m
Trade payables	2,965	2,786
Deferred payables	401	327
Customer contributions[1]	32	34
Social security and other taxes	131	—
Other payables	943	929
	4,472	4,076
1.Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
Due to their short maturities, the fair value of trade and other payables approximates their carrying value.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	213

23. Contract liabilities

Contract liabilities primarily relate to the advance consideration received from customers for construction contracts, mainly in relation to connections, for which revenue is recognised over the life of the asset.

	2025	2024
	£m	£m
Current	96	127
Non-current	2,418	2,119
	2,514	2,246
Significant changes in the contract liabilities balances during the period are as follows:

	2025	2024
	£m	£m
As at 1 April	2,246	2,006
Exchange adjustments	(28)	(27)
Revenue recognised that was included in the contract liability balance at the beginning of the period	(129)	(252)
Increases due to cash received, excluding amounts recognised as revenue during the period	425	519
At 31 March	2,514	2,246
24. Other non-current liabilities

Other non-current liabilities include deferred income and customer contributions which will not be recognised as income until after 31 March
2026. It also includes other payables that are not due until after that date.

Other non-current liabilities are initially recognised at fair value and subsequently measured at amortised cost.

	2025	2024
	£m	£m
Deferred income	6	11
Customer contributions[1]	403	411
Other payables²	467	458
	876	880
1.Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
2.Included within other payables are payments due in respect of the IFA1 interconnector in accordance with the Use of Revenue regime constructed by Ofgem.
There is no material difference between the fair value and the carrying value of other payables.

214	National Grid plc Annual Report and Accounts 2024/25
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
Investment risks are borne by the member and there is no legal or constructive obligation on National Grid to pay additional contributions in the instance that investment performance is poor. Payments to this DC plan are charged as an expense as they fall due.
Defined benefit plans
National Grid operates various DB pension arrangements in the UK. These include Section A of the National Grid UK Pension Scheme (NGUKPS),
three sections of the industry-wide Electricity Supply Pension Scheme (ESPS), a legacy scheme (WPUPS), a DB section within WPPS and some unfunded pension obligations. These plans each hold assets in separate Trustee administered funds and are managed by Trustee companies with boards consisting of company and member appointed Directors. These plans are all closed to new members, except for the ESPS schemes in very rare circumstances.
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
These shortfalls were funded via recovery plan payments from the Company, which as at 31 March 2025 had all been paid. The Company also funds the cost of future benefit accrual (over and above member contributions) for each of the DB plans, with the aggregate level of ongoing contributions (excluding recovery plan payments) over the year to 31 March 2025 totalling £100 million (2024: £95 million). For some of the
DB plans, the Company also pays contributions in respect of the costs of plan administration and the Pension Protection Fund (PPF) levies.
The Company has also established security arrangements with two of its DB plans. For National Grid Electricity Group (NGEG) of ESPS, the
Company provides contingent security in the form of surety bonds, letters of credit or cash payments which are implemented if certain trigger events occur in respect of National Grid Electricity Transmission plc. The security, which is currently capped at £180 million, would then become payable to NGEG on certain company-related events, such as loss of licence or insolvency. In respect of Section A of NGUKPS, there is a guarantee in place which is enforceable on insolvency or on failure to pay pension obligations to Section A and can be claimed against National
Grid plc, National Grid Holdings One plc or Lattice Group Limited.
During the year, the National Grid Electricity System Operator (ESO) transferred out of the Group. The sale was completed on 1 October 2024, with the ESO’s share of DB pension assets and liabilities leaving the Group’s balance sheet on that date, having previously been reallocated as held for sale (see note 10). In addition, on 31 October 2024 the Trustee of NGEG of ESPS carried out a bulk annuity transaction, securing approximately £1.7 billion of pensioner liabilities with Aviva plc. As part of the transaction, the scheme’s existing longevity swap policy was novated to Aviva and is no longer recorded as a scheme asset.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	215

25. Pensions and other post-retirement benefits continued
US pension plans continued
Defined benefit plans
National Grid sponsors four non-contributory qualified DB pension plans, which provide vested non-union employees hired before 1 January 2011, and vested eligible union employees, with retirement benefits within prescribed limits as defined by the US Internal Revenue Service. National Grid also provides non-qualified DB pension arrangements for a closed group of current and former employees with designated company investments set aside to fund these obligations. Benefits under the DB plans generally reflect age, years of service and compensation, and are paid in the form of an annuity or lump sum. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax-deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. For the current financial year, these contributions amounted to approximately £27 million (2024: £26 million).
In the prior year, some of our US DB pension plans undertook annuity buyout transactions in which a portion of existing retiree pension payments were transferred to a reputable insurance company in exchange for single bulk premium payments. As a result, all associated financial, governance and administrative responsibilities for those payments were transferred to the selected insurer.
US other post-retirement benefits
National Grid provides post-retirement healthcare and life insurance benefits to eligible employees. Eligibility is based on certain age and length of service requirements and, in most cases, retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre-fund post-retirement healthcare and life insurance plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year. For the current financial year, these contributions amounted to £10 million (2024: £21 million).
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
of pension assets and post-retirement benefit obligations are recognised in full in the period in which they occur in the consolidated statement of other comprehensive income.
The Company has applied the following financial assumptions in assessing DB liabilities:

	UK pensions			US pensions			US other post-retirement benefits
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	%	%	%	%	%	%	%	%	%
Discount rate – past service	5.73	4.87	4.80	5.50	5.15	4.85	5.50	5.15	4.85
Discount rate – future service	5.95	4.92	4.80	5.50	5.15	4.85	5.50	5.15	4.85
Rate of increase in RPI – past service	2.99	3.05	3.17	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in RPI – future service	2.85	2.92	3.07	n/a	n/a	n/a	n/a	n/a	n/a
Salary increases	3.08	3.10	3.11	4.50	4.50	4.50	4.50	4.50	4.50
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	7.80	7.10	6.80
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	4.50	4.50	4.50
For UK pensions, single equivalent financial assumptions are shown above for presentational purposes, although full yield curves have been used in our calculations. The discount rate is determined by reference to high-quality UK corporate bonds at the reporting date. The rate of increase in salaries has been set using a promotional scale where appropriate. The rates of increases stated are not indicative of historical increases awarded or a guarantee of future increase, but merely an appropriate assumption used in assessing DB liabilities. Our DB plans in the UK provide for pension increases that are generally linked to the Retail Price Index (RPI), subject to relevant caps and floors.
Discount rates for US pension liabilities have been determined by reference to appropriate yields on high-quality US corporate bonds at the reporting date based on the duration of plan liabilities. The healthcare cost trend rate is expected to reach the ultimate trend rate by 2033
(2024: 2033).

216	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

25. Pensions and other post-retirement benefits continued
Actuarial assumptions continued
The table below sets out the projected life expectancies adopted for the UK and US pension arrangements:

	UK pensions			US pensions
	2025	2024	2023	2025	2024	2023
	years	years	years	years	years	years
Assumed life expectation for a retiree aged 65
Males	21.5	21.5	21.9	21.8	21.6	21.6
Females	23.9	23.5	23.7	23.8	23.9	23.8
In 20 years:
Males	22.4	22.6	23.0	23.4	23.3	23.2
Females	25.3	24.9	25.1	25.4	25.5	25.4
The weighted average duration of the DB obligation for each category of plan is 11 years for UK pension plans, 11 years for US pension plans and
12 years for US other post-retirement benefit plans. The table below summarises the split of DB obligations by status for each category of plan:

	UK pensions		US pensions		US other post-retirement benefits
	2025	2024	2025	2024	2025	2024
	%	%	%	%	%	%
Active members	11	14	40	37	28	29
Deferred members	7	8	10	10	—	—
Pensioner members	82	78	50	53	72	71
Amounts recognised in the consolidated statement of financial position
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions		US pensions		US other post-retirement benefits		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
Present value of funded obligations	(9,424)	(10,465)	(4,508)	(4,702)	(2,222)	(2,434)	(16,154)	(17,601)
Fair value of plan assets	10,603	11,782	5,180	5,320	2,658	2,631	18,441	19,733
	1,179	1,317	672	618	436	197	2,287	2,132
Present value of unfunded obligations	(51)	(56)	(196)	(210)	—	—	(247)	(266)
Other post-employment liabilities	—	—	—	—	(47)	(52)	(47)	(52)
	1,128	1,261	476	408	389	145	1,993	1,814
Restrictions on asset recognised	—	—	—	—	(77)	—	(77)	—
Net defined benefit asset	1,128	1,261	476	408	312	145	1,916	1,814
Represented by:
Liabilities	(51)	(56)	(196)	(210)	(326)	(327)	(573)	(593)
Assets	1,179	1,317	672	618	638	472	2,489	2,407
	1,128	1,261	476	408	312	145	1,916	1,814
The extent to which pension assets have been recognised in the UK and in the US reflects legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. In the UK, the Group has an unconditional right to a refund in the event of a winding up. In the US, surplus assets of a plan may be used to pay for future benefits expected to be earned under that plan.
At 31 March 2025, the Group recognised an irrecoverable surplus of £77 million related to one OPEB plan. The economic benefit from reductions in future contributions to the plan is not sufficient to cover the surplus and this plan does not have an unconditional right to a refund of surplus assets in the event of a winding up without incurring significant tax charges.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	217

25. Pensions and other post-retirement benefits continued
Amounts recognised in the income statement and statement of other comprehensive income
The expense or income arising from all Group retirement benefit arrangements recognised in the Group income statements is shown below:

	2025	2024	2023
	£m	£m	£m
Included within operating costs
Administration costs	22	22	19
Included within payroll costs
Defined benefit plan costs:
Current service cost	138	143	194
Past service cost – augmentations and redundancies	1	9	8
Gains on settlement	—	(30)	(45)
	139	122	157
Included within finance income and costs
Net interest income	(98)	(100)	(85)
Total included in income statement	63	44	91
Exchange adjustments	(20)	(6)	41
Remeasurement losses of pension assets and post-retirement benefit obligations	(29)	(218)	(1,364)
Adjustments for restrictions on the defined benefit asset	(77)	—	—
Total included in the statement of other comprehensive income	(126)	(224)	(1,323)
The geographical split of pensions and other post-retirement benefits is shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Included within operating costs
Administration costs	14	13	9	6	7	8	2	2	2
Included within payroll costs
Defined benefit plan costs:
Current service cost	45	45	69	68	72	88	25	26	37
Past service cost – augmentations and redundancies	1	9	8	—	—	—	—	—	—
Gains on settlement	—	—	—	—	(30)	(45)	—	—	—
	46	54	77	68	42	43	25	26	37
Included within finance income and costs
Net interest income	(68)	(84)	(64)	(19)	(13)	(21)	(11)	(3)	—
Total included in income statement	(8)	(17)	22	55	36	30	16	25	39
Exchange adjustments	—	—	—	(10)	(5)	36	(10)	(1)	5
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	(257)	(474)	(1,183)	106	99	(242)	122	157	61
Adjustments for restrictions on the defined benefit asset	—	—	—	—	—	—	(77)	—	—
Total included in the statement of other comprehensive income	(257)	(474)	(1,183)	96	94	(206)	35	156	66

218	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

25. Pensions and other post-retirement benefits continued
Reconciliation of the net defined benefit asset

	UK pensions		US pensions		US other post-retirement benefits		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
Opening net defined benefit asset	1,261	1,614	408	324	145	13	1,814	1,951
Income/(cost) recognised in the income statement (including discontinued operations)	8	17	(55)	(36)	(16)	(25)	(63)	(44)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	(257)	(474)	96	94	112	156	(49)	(224)
Employer contributions	112	118	27	26	143¹	21	282	165
Other movements	4	3	—	—	5	(20)	9	(17)
Reclassification to held for sale (note 10)	—	(17)	—	—	—	—	—	(17)
	1,128	1,261	476	408	389	145	1,993	1,814
Restrictions on the defined benefit asset	—	—	—	—	(77)	—	(77)	—
Closing net defined benefit asset	1,128	1,261	476	408	312	145	1,916	1,814
1.In addition to the regular employer contributions that are described above, the Company made a one-off contribution of £133 million to the OPEB schemes in the current year.
Changes in the present value of defined benefit obligations (including unfunded obligations)
The table below shows the movement in defined benefit obligations across our DB plans over the year.

	UK pensions		US pensions		US other post-retirement benefits		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	(10,521)	(10,964)	(4,912)	(5,736)	(2,434)	(2,526)	(17,867)	(19,226)
Current service cost	(45)	(45)	(68)	(72)	(25)	(26)	(138)	(143)
Interest cost	(533)	(536)	(246)	(258)	(120)	(117)	(899)	(911)
Actuarial (losses)/gains – experience	(41)	(2)	(4)	(34)	116	73	71	37
Actuarial gains/(losses) – demographic assumptions¹	(74)	98	(22)	12	19	(4)	(77)	106
Actuarial gains/(losses) – financial assumptions	989	165	156	190	36	(7)	1,181	348
Past service cost – augmentations and redundancies	(1)	(9)	—	—	—	—	(1)	(9)
Liabilities extinguished on settlements	—	—	—	543	—	—	—	543
Medicare subsidy received	—	—	—	—	(31)	(26)	(31)	(26)
Employee contributions	(5)	(10)	—	—	—	—	(5)	(10)
Benefits paid	756	710	282	312	165	152	1,203	1,174
Exchange adjustments	—	—	110	131	52	58	162	189
Reclassification from other post-employment liabilities	—	—	—	—	—	(11)	—	(11)
Reclassification to held for sale (note 10)	—	72	—	—	—	—	—	72
Closing defined benefit obligations	(9,475)	(10,521)	(4,704)	(4,912)	(2,222)	(2,434)	(16,401)	(17,867)
1.For the year ended 31 March 2025 this included actuarial losses of £0.2 billion resulting from the purchase of a bulk annuity policy with Aviva.
Changes in the value of plan assets
The table below shows the movement in pension assets across our DB plans over the year.

	UK pensions		US pensions		US other post-retirement benefits		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	11,782	12,578	5,320	6,060	2,631	2,608	19,733	21,246
Interest income	601	620	265	271	131	120	997	1,011
Return on plan assets (less than)/in excess of interest[1]	(1,131)	(735)	(24)	(69)	(49)	95	(1,204)	(709)
Administration costs	(14)	(13)	(6)	(7)	(2)	(2)	(22)	(22)
Assets distributed on settlements	—	—	—	(513)	—	—	—	(513)
Employer contributions	112	118	27	26	143	21	282	165
Employee contributions	5	10	—	—	—	—	5	10
Benefits paid	(752)	(707)	(282)	(312)	(134)	(152)	(1,168)	(1,171)
Exchange adjustments	—	—	(120)	(136)	(62)	(59)	(182)	(195)
Reclassification to held for sale (note 10)	—	(89)	—	—	—	—	—	(89)
Closing fair value of plan assets	10,603	11,782	5,180	5,320	2,658	2,631	18,441	19,733
Actual return on plan assets	(530)	(115)	241	202	82	215	(207)	302
Expected contributions to plans in the following year	89	108	19	28	—	15	108	151
1.For the year ended 31 March 2025 this included actuarial losses of £0.2 billion resulting from the purchase of a bulk annuity policy with Aviva.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	219

25. Pensions and other post-retirement benefits continued
Asset allocations
The allocation of assets by asset class is set out below. Within these asset allocations there is significant diversification across regions, asset managers, currencies and bond categories.
UK pensions

	2025			2024			2023
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	716	123	839	576	153	729	475	179	654
Corporate bonds	1,338	(1)	1,337	1,910	—	1,910	1,892	—	1,892
Government securities and liability- driven investments	—	3,938	3,938	—	5,259	5,259	762	4,906	5,668
Property[1]	—	451	451	—	679	679	23	860	883
Diversified alternatives	381	428	809	669	572	1,241	708	680	1,388
Bulk annuity policies	—	3,239	3,239	—	2,060	2,060	—	2,126	2,126
Longevity swap	—	—	—	—	(94)	(94)	—	(88)	(88)
Cash and cash equivalents	1	—	1	3	—	3	8	—	8
Other (including net current assets and liabilities)	—	(11)	(11)	—	(5)	(5)	59	(12)	47
	2,436	8,167	10,603[2]	3,158	8,624	11,782[2]	3,927	8,651	12,578[2]
1.The allocation in property includes £294 million (2024: £288 million, 2023: £304 million) of investments in forestry funds.
2.The fair value of plan assets set out above includes employer-related investment exposure of £nil (2024: £44 million, 2023: £23 million ). The investment strategies for some of the DB plans use repurchase agreements to increase market exposure of their liability-driven investments, with the fair value of these instruments totalling approximately £2.9 billion at 31 March 2025
(2024: £2.7 billion, 2023: £3.4 billion).
US pensions

	2025			2024			2023
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	—	887	887	99	1,224	1,323	154	1,346	1,500
Corporate bonds	1,955	401	2,356	1,987	403	2,390	2,147	528	2,675
Government securities	737	467	1,204	360	444	804	410	514	924
Property	—	196	196	—	237	237	—	299	299
Diversified alternatives	—	384	384	54	502	556	85	550	635
Cash and cash equivalents	152	—	152	9	—	9	16	—	16
Other (including net current assets and liabilities)	(2)	3	1	1	—	1	7	4	11
	2,842	2,338	5,180	2,510	2,810	5,320	2,819	3,241	6,060
US other post-retirement benefits

	2025			2024			2023
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	31	522	553	37	524	561	74	510	584
Corporate bonds	1,350	47	1,397	1,351	46	1,397	1,332	2	1,334
Government securities	441	1	442	410	1	411	431	2	433
Diversified alternatives	103	—	103	92	9	101	100	9	109
Other (including insurance contracts)	—	163	163	—	161	161	1	147	148
	1,925	733	2,658	1,890	741	2,631	1,938	670	2,608
Main defined benefit risks
National Grid underwrites the financial and demographic risks associated with the Group’s DB plans. Although the governing bodies have sole responsibility for setting investment strategies and managing risks, National Grid closely works with and supports the governing bodies of each plan, to assist them in mitigating the risks associated with their plans and to ensure that the plans are funded to meet their obligations.

220	National Grid plc Annual Report and Accounts 2024/25
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

Inflation risk
Changes in inflation will affect current and future pensions but are partially mitigated through investing in inflation-
matching assets and hedging instruments as well as bulk annuity policies. The investment strategies allow for the use of synthetic as well as physical assets to be used to hedge inflation risk.

Member longevity
Improvements in life expectancy will lead to pension payments being paid for longer than expected and benefits ultimately being more expensive. This risk has been partly mitigated by the investment in bulk annuity policies for
NGEG of ESPS and two buy-in policies for Section A of NGUKPS.

Counterparty risk
This is managed by having a diverse range of counterparties and through having a strong collateralisation process.
Measurement and management of counterparty risk is delegated to the relevant investment managers. For our bulk annuity policies, various termination provisions were included in the contracts, managing our exposure to counterparty risk. The insurers’ operational performance and financial strength are monitored on a regular basis.

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

In June 2023, the UK High Court issued a ruling in the case of Virgin Media Limited versus NTL Pension Trustees II Limited and others relating to the validity of certain historical pension changes. A subsequent appeal was dismissed in July 2024 by the Court of Appeal. The Group has performed its review of past significant changes made to its UK defined benefit pension arrangements and it has concluded that there is no financial impact from the ruling of the case.
Investment strategies
The Trustees and RPC, after taking advice from professional investment advisors and in consultation with National Grid, set their key principles, including expected returns, risk and liquidity requirements. They formulate an investment strategy to manage risk through diversification, taking into account expected contributions, maturity of the pension liabilities and, in the UK, the strength of the covenant. These strategies allocate investments between return-seeking assets such as equities and property, and liability-matching assets such as bulk annuity policies, government securities and corporate bonds which are intended to protect the funding position.
The approximate investment allocations for our plans at 31 March 2025 are as follows:

	UK pensions	US pensions	US other post- retirement benefits
	%	%	%
Return-seeking assets	20	28	31
Liability-matching assets	80	72	69
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
In the UK, each of our pension plans has Responsible Investment (RI) Policies, which consider ESG factors and generally incorporate the six
UN‑backed Principles for Responsible Investment (UNPRI). While each Trustee board understands its fiduciary responsibility to maximise return on investments based on an appropriate level of risk, they each also recognise that ESG factors can be material to financial outcomes and can have a potential impact on the quality and sustainability of long-term investment returns. The principal defined contribution arrangement in the
UK embeds ESG factors in the investment options offered to members. As well as offering a range of self‑select ethical funds, it directly incorporates its Climate Impact Pledge into the default investment options, which act to align the funds to a carbon net zero future.
While in the US there is no regulatory requirement to have ESG-specific principles embedded in investment policies, our investment managers consider ESG principles to inform their decision-making process. US DC plan members can access ESG investment funds through the mutual fund brokerage window.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	221

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

	Environmental £m	Decommissioning £m	Other £m	Total provisions £m
At 1 April 2023	1,891	297	454	2,642
Exchange adjustments	(37)	(2)	(8)	(47)
Additions[1]	600	34	138	772
Unused amounts reversed	(18)	(7)	(100)	(125)
Adjustment for change in discount rate	4	29	—	33
Unwinding of discount	85	11	6	102
Utilised	(107)	(9)	(149)	(265)
Reclassification to held for sale (note 10)	—	—	(3)	(3)
At 31 March 2024	2,418	353	338	3,109
Exchange adjustments	(47)	(5)	(1)	(53)
Additions	60	45	211	316
Unused amounts reversed	(126)	(8)	(16)	(150)
Adjustment for change in discount rate²	(82)	7	—	(75)
Unwinding of discount	105	13	5	123
Utilised	(139)	(6)	(58)	(203)
Reclassification to held for sale (note 10)	(17)	—	(1)	(18)
At 31 March 2025	2,172	399	478	3,049

	2025	2024
	£m	£m
Current	357	298
Non-current	2,692	2,811
	3,049	3,109
1.Included within prior year additions was a £496 million increase in provision related to changes in the scope of work required on the Group’s clean-up operations on the Gowanus Canal and nearby legacy MGP sites in Brooklyn, New York. These arose from remediation design changes as communicated in the prior year by US environmental agencies.
2.In the year, US environmental provisions decreased by £82 million as a result of the change in the real discount rate from 1.5% to 2.0%.

222	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

26. Provisions continued
Environmental provisions
We recognise environmental provisions for the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2025			2024
	Discounted £m	Real undiscounted £m	Real discount rate	Discounted £m	Real undiscounted £m	Real discount rate
UK sites	107	115	1.0%	108	118	1.0%
US sites	2,065	2,440	2.0%	2,310	2,579	1.5%
	2,172	2,555		2,418	2,697
Remediation expenditure in the US is expected to be incurred until 2082, of which the majority relates to three Superfund sites (being sites where hazardous substances are present as a result of the historical operations of manufacturing gas plants previously owned or operated by the Group or its predecessor companies in Brooklyn, New York). The weighted average duration of the forecasted cash flows is 10 years. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers.
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
An initial estimate of decommissioning costs attributable to property, plant and equipment is recorded as part of the cost of the related property, plant and equipment. Changes in the provision arising from revised estimates, discount rates or changes in the expected timing of expenditure that relates to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives. Expenditure is expected to be incurred until 2109.
Other provisions
Included within other provisions at 31 March 2025 are the following amounts:
•£172 million (2024: £170 million) of estimated liabilities in respect of past events insured by subsidiary undertakings and policy excesses incurred by operating companies. Estimates are based on experience from previous years. We expect that cash flows will be incurred until
2041; and
•£159 million (2024: £76 million) of estimated liabilities in respect of interconnector excess revenues which will be repayable in future reporting periods in accordance with the cap and floor regime agreed with Ofgem (see note 3(f)). These estimates are based on the respective interconnectors’ performance against their cumulative caps and cash outflows will be required to settle these liabilities by the financial year ending 31 March 2028.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	223

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

	Allotted, called-up and fully paid
	Shares million	Nominal value £m
At 1 April 2023	3,930	488
Issued during the year in lieu of dividends[1]	37	5
At 31 March 2024	3,967	493
Rights Issue	1,085	135
Issued during the year in lieu of dividends[1]	81	10
At 31 March 2025	5,133	638
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
The Company conducts a share forfeiture programme following the completion of a tracing and notification exercise to any shareholders who have not had contact with the Company over the past 12 years, in accordance with the provisions set out in the Company’s Articles of
Association. Under the share forfeiture programme, the shares and dividends associated with shares of untraced members have been forfeited, with the resulting proceeds transferred to the Company to use in line with the Company’s strategy in relation to corporate responsibility. During the financial year, the Company received £5 million (2024: £2 million) of proceeds from the sale of untraced shares and derecognised £3 million (2024:
£5 million) of liabilities related to unclaimed dividends, which are reflected in share premium and the income statement respectively.
Rights Issue
In June 2024, the Company completed a Rights Issue to support the future capital investment plans of the Group. The Company raised £6,839 million (net of expenses of £162 million) through the issue of 1,085 million new ordinary shares at 645 pence each on the basis of 7 new ordinary shares for every 24 existing ordinary shares. The issue price represented a discount of 33% to the closing ex-dividend share price on 23 May
2024, the announcement date of the Rights Issue. The structure of the Rights Issue gave rise to a merger reserve, representing the net proceeds of the Rights Issue less the nominal value of the new shares issued. Following the receipt of the cash proceeds through the structure, the excess of the net proceeds over the nominal value of the share capital issued was considered realised and has been transferred from the merger reserve to retained earnings.
The discount element inherent in the Rights Issue is treated as a bonus issue of shares. Basic and diluted earnings per share figures have been restated for the comparative period, by adjusting the weighted average number of shares for a factor of 1.0811 to reflect the bonus element of the Rights Issue, in accordance with IAS 33 Earnings per Share (note 8). For comparability, dividends per share are also restated after taking account of the bonus element of the Rights Issue, in note 9.
Treasury shares
At 31 March 2025, the Company held 235 million (2024: 247 million) of its own shares. The market value of these shares as at 31 March 2025 was £2,377 million (2024: £2,637 million).
For the benefit of employees and in connection with the operation of the Company’s various share plans, the Company made the following transactions in respect of its own shares during the year ended 31 March 2025:
i.National Grid settles share awards under its Long-Term Incentive Plan and the Save As You Earn scheme, by the transfer of treasury shares to its employee share trusts. During the year, 9 million (2024: 4 million) treasury shares were gifted to National Grid Employee Share Trusts and 3 million (2024: 3 million) treasury shares were reissued in relation to employee share schemes, in total representing 0.2% (2024: 0.2%)
of the ordinary shares in issue as at 31 March 2025. The nominal value of these shares was £1 million (2024: £1 million) and the total proceeds received were £18 million (2024: £21 million).
ii.During the year, the Company made payments totalling £11 million (2024: £6 million) to National Grid Employee Share Trusts to enable the
Trustees to make purchases of National Grid plc shares to settle share awards in relation to all employee share plans and discretionary reward plans. The cost of such purchases is deducted from retained earnings in the period that the transaction occurs.
The maximum number of ordinary shares held in Treasury during the year was 247 million (2024: 254 million), representing 4.8% (2024: 6.4%)
of the ordinary shares in issue as at 31 March 2025 and having a nominal value of £31 million (2024: £32 million).

224	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

28. Other equity reserves

Other equity reserves are different categories of equity as required by accounting standards and represent the impact of a number of our historical transactions or fair value movements on certain financial instruments that the Company holds.

Other equity reserves comprise the translation reserve (see note 1C), cash flow hedge reserve and the cost of hedging reserve (see note 32), debt instruments at fair value through other comprehensive income reserve (FVOCI debt) (see note 15), the capital redemption reserve and the merger reserve.
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
The cash flow hedge reserve will either amortise as the committed future cash flows from borrowings are paid, be capitalised in fixed assets, or amortise as committed future cash flows from revenue are received (as described in note 32). See note 15 for further detail on FVOCI debt and note 32 in respect of cost of hedging reserve.
As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

	Translation £m	Cash flow hedge £m	Cost of hedging £m	FVOCI debt £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2022	594	(85)	(29)	103	19	(5,165)	(4,563)
Exchange adjustments[1]	882	—	—	—	—	—	882
Exchange differences reclassified to the consolidated income statement on disposal	(170)	—	—	—	—	—	(170)
Net gains/(losses) taken to equity	—	142	(12)	(25)	—	—	105
Share of net gains of associates taken to equity	—	1	—	—	—	—	1
Transferred to profit or loss	—	(136)	—	—	—	—	(136)
Net gains in respect of cash flow hedging of capital expenditure	—	10	—	—	—	—	10
Tax	—	2	3	1	—	—	6
Cash flow hedges transferred to the statement of financial position, net of tax	—	5	—	—	—	—	5
At 1 April 2023	1,306	(61)	(38)	79	19	(5,165)	(3,860)
Exchange adjustments[1]	(335)	—	—	—	—	—	(335)
Net gains taken to equity	—	16	37	34	—	—	87
Transferred to profit or loss	—	224	(11)	—	—	—	213
Net losses in respect of cash flow hedging of capital expenditure	—	(37)	—	—	—	—	(37)
Tax	—	(50)	(6)	(4)	—	—	(60)
Cash flow hedges transferred to the statement of financial position, net of tax	—	2	—	—	—	—	2
At 1 April 2024	971	94	(18)	109	19	(5,165)	(3,990)
Exchange adjustments¹	(352)	—	—	—	—	—	(352)
Net gains/(losses) taken to equity	—	30	(46)	(12)	—	—	(28)
Transferred to profit or loss	—	188	(6)	—	—	—	182
Rights Issue²	—	—	—	—	—	6,704	6,704
Transfer to retained earnings	—	—	—	—	—	(6,704)	(6,704)
Net losses in respect of cash flow hedging of capital expenditure	—	(16)	—	—	—	—	(16)
Tax	—	(50)	13	3	—	—	(34)
Cash flow hedges transferred to the statement of financial position, net of tax	—	5	—	—	—	—	5
At 31 March 2025	619	251	(57)	100	19	(5,165)	(4,233)
1.The exchange adjustments recorded in the translation reserve comprise a loss of £408 million (2024: loss of £397 million; 2023: gain of £1,080 million) relating to the translation of foreign operations, offset by a gain of £56 million (2024: gain of £62 million; 2023: loss of £198 million) relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the net investment in non sterling-denominated subsidiaries.
2.For details of the Rights Issue and subsequent transfer to retained earnings see note 27.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	225

29. Net debt

We define net debt as the amount of borrowings and financing derivatives less cash and current financial investments.
(a) Composition of net debt
Net debt is comprised as follows:

	2025	2024	2023
	£m	£m	£m
Cash and cash equivalents (see note 20)	1,178	559	163
Current financial investments (see note 15)	5,753	3,699	2,605
Borrowings (see note 21)	(47,539)	(47,072)	(42,985)
Financing derivatives[1] (see note 17)	(763)	(793)	(756)
	(41,371)	(43,607)	(40,973)
1.The financing derivatives balance included in net debt excludes the commodity derivatives (see note 17).
(b) Analysis of changes in net debt

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents £m	Financial investments £m	Other financing derivatives £m	Total[1] £m
At 1 April 2024		(47,072)	(764)	(47,836)	559	3,699	(29)	(43,607)
Net increase in cash and cash equivalents		—	—	—	765	—	—	765
Included within financing cash flows:
Proceeds received from loans		(3,237)	—	(3,237)	—	—	—	(3,237)
Repayment of loans		2,861	—	2,861	—	—	—	2,861
Payments of lease liabilities		130	—	130	—	—	—	130
Net movements in short-term borrowings		(925)	—	(925)	—	—	—	(925)
Cash inflows on derivatives		—	(62)	(62)	—	—	—	(62)
Cash outflows on derivatives		—	106	106	—	—	—	106
Interest paid		1,608	312	1,920	—	—	—	1,920
Non-net debt financing cash flows		(8)	—	(8)	—	—	—	(8)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	2,606	—	2,606
Cash inflows on derivatives		—	—	—	—	—	(11)	(11)
Cash outflows on derivatives		—	—	—	—	—	6	6
Derivative cash flows included in capital expenditure		—	—	—	—	—	9	9
Interest received		—	—	—	—	(332)	—	(332)
Derivative cash flows included in revenue		—	—	—	—	—	(8)	(8)
Fair value gains and losses		(26)	(30)	(56)	—	1	(7)	(62)
Foreign exchange movements		866	—	866	(23)	(25)	—	818
Interest (charges)/income	6	(1,663)	(295)	(1,958)	—	338	10	(1,610)
Other non-cash movements		(207)	—	(207)	—	—	—	(207)
Reclassification to held for sale[2]	10	134	—	134	(123)	(534)	—	(523)
At 31 March 2025		(47,539)	(733)	(48,272)	1,178	5,753	(30)	(41,371)
Balances at 31 March 2025 comprise:
Non-current assets		—	340	340	—	—	16	356
Current assets		—	5	5	1,178	5,753	14	6,950
Current liabilities		(4,662)	(347)	(5,009)	—	—	(8)	(5,017)
Non-current liabilities		(42,877)	(731)	(43,608)	—	—	(52)	(43,660)
		(47,539)	(733)	(48,272)	1,178	5,753	(30)	(41,371)
1.Includes accrued interest of £477 million.
2.Reclassification to held for sale represents the closing net debt position of NG Renewables and Grain LNG and the disposal of the ESO (see note 10).

226	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

29. Net debt continued

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents £m	Financial investments £m	Other financing derivatives £m	Total¹ £m
At 1 April 2023		(42,985)	(793)	(43,778)	163	2,605	37	(40,973)
Net increase in cash and cash equivalents		—	—	—	427	—	—	427
Included within financing cash flows:
Proceeds received from loans		(5,563)	—	(5,563)	—	—	—	(5,563)
Repayment of loans		1,701	—	1,701	—	—	—	1,701
Payments of lease liabilities		118	—	118	—	—	—	118
Net movements in short-term borrowings		(544)	—	(544)	—	—	—	(544)
Cash inflows on derivatives		—	(86)	(86)	—	—	—	(86)
Cash outflows on derivatives		—	58	58	—	—	—	58
Interest paid		1,330	297	1,627	—	—	—	1,627
Non-net debt financing cash flows		(18)	—	(18)	—	—	—	(18)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	1,141	—	1,141
Cash inflows on derivatives		—	—	—	—	—	(123)	(123)
Cash outflows on derivatives		—	—	—	—	—	—	—
Derivative cash flows included in capital expenditure		—	—	—	—	—	5	5
Interest received		—	—	—	—	(148)	—	(148)
Derivative cash flows included in revenue		—	—	—	—	—	(11)	(11)
Fair value gains and losses		(69)	40	(29)	—	4	60	35
Foreign exchange movements		718	—	718	(1)	(49)	—	668
Interest (charges)/income	6	(1,564)	(284)	(1,848)	—	152	7	(1,689)
Other non-cash movements		(209)	4	(205)	—	—	(4)	(209)
Reclassification to held for sale[2]		13	—	13	(30)	(6)	—	(23)
At 31 March 2024		(47,072)	(764)	(47,836)	559	3,699	(29)	(43,607)
1.Includes accrued interest of £490 million.
2.Reclassification to held for sale represents the closing net debt position of the ESO (see note 10).

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents[1] £m	Financial investments £m	Other financing derivatives £m	Total[2] £m
At 1 April 2022		(45,465)	(750)	(46,215)	204	3,145	57	(42,809)
Net decrease in cash and cash equivalents		—	—	—	(48)	—	—	(48)
Included within financing cash flows:
Proceeds received from loans		(11,908)	—	(11,908)	—	—	—	(11,908)
Repayment of loans		15,260	—	15,260	—	—	—	15,260
Payments of lease liabilities		155	—	155	—	—	—	155
Net movements in short-term borrowings		511	—	511	—	—	—	511
Cash inflows on derivatives		—	(190)	(190)	—	—	—	(190)
Cash outflows on derivatives		—	118	118	—	—	—	118
Interest paid		1,277	153	1,430	—	—	—	1,430
Non-net debt financing cash flows		(27)	—	(27)	—	—	—	(27)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	(586)	—	(586)
Cash outflows on derivatives		—	—	—	—	—	362	362
Derivative cash outflow in relation to capital expenditure		—	—	—	—	—	12	12
Interest received		—	—	—	—	(65)	—	(65)
Fair value gains and losses		367	46	413	—	(18)	(394)	1
Foreign exchange movements		(1,311)	—	(1,311)	7	61	—	(1,243)
Interest (charges)/income	6	(1,658)	(170)	(1,828)	—	73	—	(1,755)
Other non-cash movements		(283)	—	(283)	—	—	—	(283)
Reclassification to held for sale[3]		97	—	97	—	(5)	—	92
At 31 March 2023		(42,985)	(793)	(43,778)	163	2,605	37	(40,973)
1.Cash and cash equivalents at the start of the year exclude the Group’s bank overdraft as at 1 April 2023 of £22 million.
2.Includes accrued interest of £401 million.
3.Reclassification to held for sale represented the disposal of NECO, which was not classified as a discontinued operation.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	227

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
Contingent assets are disclosed where the Group concludes that an inflow of economic benefits is probable.

	2025	2024
	£m	£m
Future capital expenditure
Contracted for but not provided	5,017	3,329
Energy purchase commitments[1]
Less than 1 year	1,265	1,244
In 1 to 2 years	1,259	982
In 2 to 3 years	1,147	1,062
In 3 to 4 years	1,011	941
In 4 to 5 years	927	866
More than 5 years	8,271	9,080
	13,880	14,175
Guarantees
Guarantee of subleases for US properties (expire up to 2037)	66	67
Guarantees of certain obligations of Eastern Green Link Joint Operations (various expiry dates)	2,296	2,465
Guarantees of certain obligations of Grain LNG (expected expiry 2025)	20	32
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)	251	271
Guarantees of certain obligations of St William Homes LLP (various expiry dates)	25	44
Guarantees of certain obligations of National Grid IFA 2 Limited (various expiry dates)	100	121
Guarantees of certain obligations of National Grid Viking Link Limited (expected expiry 2025)	60	243
Other guarantees and letters of credit (various expiry dates)	334	123
	3,152	3,366
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
Such contingencies may exist for various sites, including manufactured gas plants, power stations and water courses that were impacted by those activities. The ultimate costs of these clean-ups involve estimation uncertainty as work may be impacted by changing regulations and additional work may be required once sites have been fully surveyed. The estimated clean-up costs have been provided for in note 26 based upon management’s best estimate of the likely future cash flows. While the amounts of future possible costs that are not provided for could be material to the Group’s results in the period when they are recognised, it is not possible to reliably estimate the amounts involved at this time.
As environmental remediation costs are recoverable through the Group’s rate-setting processes, the Group does not expect these costs to have a material impact on its liquidity.

228	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

31. Related party transactions

Related parties include joint ventures, associates, investments and key management personnel.
The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms.

	2025	2024	2023
	£m	£m	£m
Sales: Goods and services supplied to joint ventures[1]	153	221	100
Sales: Goods and services supplied to associates	1	1	1
Sales: Goods and services supplied to subsidiary of an associate[1]	51	70	6
Purchases: Goods and services received from joint ventures	—	6	—
Purchases: Goods and services received from associates[2]	29	4	31
Purchases: Goods and services received from subsidiaries of an associate	—	1	—
Interest received from joint ventures	6	—	—
Interest paid to joint ventures	2	—	—

Receivables from joint ventures[3]	323	80	58
Receivables from associates	1	—	—
Receivables from subsidiaries of an associate	—	8	8
Payables to joint ventures	15	—	19
Payables to associates	—	1	1

Dividends received from joint ventures[4]	62	152	150
Dividends received from associates[5]	39	117	32
1.During the year, £114 million of sales were made to Emerald Energy Venture LLC (2024: £126 million; 2023: £76 million), £12 million (2024: £71 million; 2023: £nil) of sales were made to Nemo Link Limited and £51 million (2024: £70 million) of sales were made to National Gas Transmission Plc up until its disposal.
2.Includes decommissioning expense in relation to associates.
3.Amounts receivable from joint ventures include £320 million (2024: £77 million; 2023: £55 million) from Emerald Energy Venture LLC.
4.Includes dividends of £22 million (2024: £116 million; 2023: £84 million) received from BritNed Development Limited and £26 million (2024: £17 million; 2023: £47 million) from
Nemo Link Limited.
5.Includes dividends received in the period up until disposal of £22 million (2024: £102 million) from GasT TopCo Limited and £17 million (2024: £12 million; 2023: £12 million) from New York
Transco LLC.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	229

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
Treasury credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2025, the following limits were in place for investments and derivative financial instruments held with banks and financial institutions:

	Maximum limit £m	Utilisation of maximum limit £m	Long-term limit £m	Utilisation of long-term limit £m
Triple ‘A’ G7 sovereign entities (AAA)	2,818	—	2,114	—
Triple ‘A’ vehicles (AAA)	500	453	—	—
Triple ‘A’ range institutions and non-G7 sovereign entities (AAA)	2,562	—	1,922	—
Double ‘A+’ G7 sovereign entities (AA+)	2,562	—	1,922	—
Double ‘A’ range institutions (AA)	1,537 to 2,050	0 to 337	1,153 to 1,537	0 to 325
Single ‘A’ range institutions (A)	512 to 1,025	0 to 617	384 to 769	0 to 375
The maximum limit applies to all transactions, including long-term transactions. The long-term limit applies to transactions which mature in more than 12 months’ time.
As at 31 March 2025 and 2024, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually, with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non-performance by these counterparties. Investments associated with insurance and employee benefit trusts, such as the investments held at
FVOCI, sit outside of treasury credit risk and are managed to individual mandates aligned to their regulated purpose.
Commodity credit risk
The credit policy for UK- and US-based commodity transactions is owned by the Finance Committee to the Board, which establishes controls and procedures to determine, monitor and minimise the credit exposure to counterparties.
Wholesale and retail credit risk
Our principal commercial exposure is in the US, where we are required to supply electricity and gas under state regulations. Our policies and practices are designed to limit credit exposure by collecting security deposits prior to providing utility services, or after utility services have commenced if certain applicable regulatory requirements are met. Collection activities are managed on a daily basis. Sales to retail customers are usually settled in cash, cheques, electronic bank payments or by using major credit cards. We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored, and collateral is collected against these accounts when necessary.
In March 2020, the Group’s US distribution business temporarily ceased certain customer cash collection activities in response to regulatory instructions and to changes in state-, federal- and city-level regulations and guidance, and actions to minimise risk to the Group’s employees as a result of COVID-19. Customer termination activities also ceased in line with requests by relevant local authorities and this resulted in the recognition of additional expected credit losses, although cash collection and customer termination activities have subsequently resumed in both New England and New York (see note 19 for further details).

230	National Grid plc Annual Report and Accounts 2024/25
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
The Group has no offsetting arrangements in relation to bank account balances and bank overdrafts as at 31 March 2025 (2024: £nil).
The gross amounts offset for trade payables and receivables, which are subject to general terms and conditions, are insignificant.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2025	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	375	—	375	(296)	(12)	67
Commodity contract derivatives	107	—	107	(20)	—	87
	482	—	482	(316)	(12)	154
Liabilities
Financing derivatives	(1,138)	—	(1,138)	296	462	(380)
Commodity contract derivatives	(64)	—	(64)	20	(7)	(51)
	(1,202)	—	(1,202)	316	455	(431)

	(720)	—	(720)	—	443	(277)

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2024	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	333	—	333	(246)	(28)	59
Commodity contract derivatives	35	—	35	(27)	—	8
	368	—	368	(273)	(28)	67
Liabilities
Financing derivatives	(1,126)	—	(1,126)	246	441	(439)
Commodity contract derivatives	(118)	—	(118)	27	11	(80)
	(1,244)	—	(1,244)	273	452	(519)

	(876)	—	(876)	—	424	(452)

Strategic Report	Corporate Governance	Financial Statements	Additional Information	231

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
comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.
The following is a payment profile of our financial liabilities and derivatives:

At 31 March 2025	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(4,111)	(3,159)	(2,404)	(36,381)	(46,055)
Interest payments on borrowings[1]	(1,552)	(1,497)	(1,397)	(16,707)	(21,153)
Lease liabilities	(143)	(131)	(117)	(671)	(1,062)
Other non-interest-bearing liabilities	(3,908)	(467)	—	—	(4,375)
Derivative financial liabilities
Financing derivatives – receipts[2]	4,236	3,179	4,710	2,822	14,947
Financing derivatives – payments[2]	(4,777)	(3,514)	(5,072)	(3,380)	(16,743)
Commodity contract derivatives – receipts[2]	9	5	1	—	15
Commodity contract derivatives – payments[2]	(67)	(36)	(29)	(43)	(175)
Derivative financial assets
Financing derivatives – receipts[2]	1,907	4,032	2,598	1,460	9,997
Financing derivatives – payments[2]	(1,897)	(3,970)	(2,467)	(1,369)	(9,703)
Commodity contract derivatives – receipts[2]	84	8	—	—	92
Commodity contract derivatives – payments[2]	(16)	(6)	(3)	—	(25)
	(10,235)	(5,556)	(4,180)	(54,269)	(74,240)

At 31 March 2024	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(4,480)	(2,627)	(3,036)	(35,243)	(45,386)
Interest payments on borrowings[1]	(1,505)	(1,442)	(1,386)	(17,247)	(21,580)
Lease liabilities	(133)	(118)	(97)	(662)	(1,010)
Other non-interest-bearing liabilities	(3,715)	(458)	—	—	(4,173)
Derivative financial liabilities
Financing derivatives – receipts[2]	5,583	2,993	2,672	5,246	16,494
Financing derivatives – payments[2]	(6,068)	(3,496)	(2,909)	(5,756)	(18,229)
Commodity contract derivatives – receipts[2]	8	3	—	—	11
Commodity contract derivatives – payments[2]	(79)	(24)	(7)	—	(110)
Derivative financial assets
Financing derivatives – receipts[2]	1,927	311	3,993	2,485	8,716
Financing derivatives – payments[2]	(1,884)	(312)	(3,935)	(2,305)	(8,436)
Commodity contract derivatives – receipts[2]	23	8	1	—	32
Commodity contract derivatives – payments[2]	(9)	(5)	(1)	—	(15)
	(10,332)	(5,167)	(4,705)	(53,482)	(73,686)
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
derivative receipts/(payments).

232	National Grid plc Annual Report and Accounts 2024/25
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
Funding activities – we borrow in various debt markets across the world. Foreign currency funding gives rise to risk of volatility in the amount of functional currency cash to be repaid. This risk is reduced by swapping principal and interest back into the functional currency of the issuer.
All foreign currency debt and transactions are hedged except where they provide a natural offset to assets elsewhere in the Group.
Capital investment and related revenues – capital projects often incur costs or generate revenues in a foreign currency, most often euro transactions done by the UK business. Our policy for managing foreign exchange transaction risk is to hedge contractually committed foreign currency cash flows over a prescribed minimum size, typically by buying euro forwards to hedge future expenditure and selling euro forwards to hedge future revenues. For hedges of forecast cash flows, our policy is to hedge a proportion of highly probable cash flows.
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
Derivative financial instruments were used to manage foreign currency risk as follows:

	2025					2024
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	1,047	—	131	—	1,178	402	—	157	—	559
Financial investments	5,129	—	624	—	5,753	1,514	—	2,185	—	3,699
Borrowings	(13,913)	(12,968)	(19,217)	(1,441)	(47,539)	(14,498)	(11,936)	(18,938)	(1,700)	(47,072)
Pre-derivative position	(7,737)	(12,968)	(18,462)	(1,441)	(40,608)	(12,582)	(11,936)	(16,596)	(1,700)	(42,814)
Derivative effect	(8,539)	13,886	(7,755)	1,645	(763)	(9,102)	12,976	(6,625)	1,958	(793)
Net debt position	(16,276)	918	(26,217)	204	(41,371)	(21,684)	1,040	(23,221)	258	(43,607)
The exposure to dollars largely relates to our net investment hedge activities and exposure to euros largely relates to hedges for our future non‑sterling capital expenditure and associated revenues.
The currency exposure on other financial instruments is as follows:

	2025					2024
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	424	—	2,272	—	2,696	280	—	1,878	—	2,158
Trade and other payables	(1,359)	—	(2,549)	—	(3,908)	(1,330)	—	(2,385)	—	(3,715)
Other non-current liabilities	(171)	—	(296)	—	(467)	(169)	—	(289)	—	(458)
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
the hedged balance sheet exposure. Any ineffectiveness is recognised immediately in the income statement. Amounts deferred in the cumulative translation reserve with respect to net investment hedges are subsequently recognised in the income statement in the event of disposal of the overseas operations concerned. Any remaining amounts deferred in the cost of hedging reserve are also released to the income statement.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	233

32. Financial risk management continued
(c) Currency risk continued
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
(d) Interest rate risk
National Grid’s interest rate risk arises from our long-term borrowings. Our interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt). Hedging instruments principally consist of interest rate and cross-
currency swaps that are used to translate foreign currency debt into functional currency and to adjust the proportion of fixed rate and floating rate in the borrowings portfolio to within a range set by the Finance Committee of the Board. The benchmark interest rates hedged are currently based on Secured Overnight Financing Rate (SOFR) for USD and Sterling Overnight Index Average (SONIA) for GBP.
We also consider inflation risk and hold some inflation-linked borrowings. We believe that these provide a partial economic offset to the inflation risk associated with our UK inflation-linked revenues.
The table in note 21 sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.
Net debt was managed using derivative financial instruments to hedge interest rate risk as follows:

	2025					2024
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	131	1,047	—	—	1,178	157	402	—	—	559
Financial investments	—	5,719	—	34	5,753	—	3,640	—	59	3,699
Borrowings²	(39,847)	(3,061)	(4,631)	—	(47,539)	(39,948)	(2,378)	(4,746)	—	(47,072)
Pre-derivative position	(39,716)	3,705	(4,631)	34	(40,608)	(39,791)	1,664	(4,746)	59	(42,814)
Derivative effect	3,841	(4,540)	(64)	—	(763)	5,034	(5,763)	(64)	—	(793)
Net debt position	(35,875)	(835)	(4,695)	34	(41,371)	(34,757)	(4,099)	(4,810)	59	(43,607)
1.Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.
2.Commercial paper is presented as floating rate as it has short-term maturities between 1–7 months and is regularly refinanced at current market rates.
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
When hedge accounting is discontinued, any remaining cumulative hedge accounting balances continue to be released to the income statement to match the impact of outstanding hedged items. Any remaining amounts deferred in the cost of hedging reserve are released immediately to the income statement as finance costs.

234	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

32. Financial risk management continued
(e) Hedge accounting
In accordance with the requirements of IFRS 7, certain additional information about hedge accounting is disaggregated by risk type and hedge designation type in the tables below:

Year ended 31 March 2025	Fair value hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency risk £m	Net investment hedges £m
Consolidated statement of comprehensive income
Net gains/(losses) in respect of:
Cash flow hedges	—	26	(12)	—
Cost of hedging	(14)	(36)	—	4
Net investment hedges	—	—	—	56

Transferred to profit or loss in respect of:
Cash flow hedges	—	182	6	—
Cost of hedging	1	(3)	—	(4)

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(24)	(54)	—	3

Consolidated statement of financial position
Borrowings – carrying value of hedging instruments
Liabilities – non-current	—	—	—	(1,734)
Derivatives – carrying value of hedging instruments[1]
Assets – current	—	1	3	6
Assets – non-current	32	194	1	—
Liabilities – current	(253)	(50)	(6)	(2)
Liabilities – non-current	(397)	(183)	(41)	(1)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Jan 2026 – Sep 2044	Jun 2025 – Nov 2040	Apr 2025 – Jun 2031	Apr 2025 – Jan 2034
Spot foreign exchange range:
GBP:USD	n/a	1.30 – 1.66	1.25 – 1.30	1.26 – 1.29
GBP:EUR	1.11 – 1.24	1.08 – 1.19	1.11 – 1.21	1.19 – 1.21
EUR:USD	1.05 – 1.15	1.06 – 1.15	n/a	n/a
Interest rate range:
GBP	SONIA -260bps/+374bps	0.976% – 7.410%	n/a	n/a
USD	SOFR +83bps/+223bps	2.095% – 5.989%	n/a	n/a
1.The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	235

32. Financial risk management continued
(e) Hedge accounting continued

Year ended 31 March 2024	Fair value hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency risk £m	Net investment hedges £m
Consolidated statement of comprehensive income
Net gains/(losses) in respect of:
Cash flow hedges	—	5	(26)	—
Cost of hedging	—	(1)	—	38
Net investment hedges	—	—	—	62

Transferred to profit or loss in respect of:
Cash flow hedges	—	220	4	—
Cost of hedging	1	(4)	—	(8)

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(11)	(16)	—	3

Consolidated statement of financial position
Borrowings – carrying value of hedging instruments
Liabilities – non-current	—	—	—	(1,768)
Derivatives – carrying value of hedging instruments[1]
Assets – current	—	—	5	11
Assets – non-current	33	161	1	—
Liabilities – current	(96)	(112)	(4)	(8)
Liabilities – non-current	(499)	(164)	(32)	—

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Jul 2024 – Sep 2044	Jul 2024 – Nov 2040	Apr 2024 – Feb 2030	Apr 2024 – Jan 2034
Spot foreign exchange range:
GBP:USD	n/a	1.30 – 1.66	1.23 – 1.27	1.22 – 1.29
GBP:EUR	1.11 – 1.24	1.08 – 1.19	1.11 – 1.18	1.17 – 1.17
EUR:USD	1.07 – 1.15	1.07 – 1.15	n/a	n/a
Interest rate range:
GBP	SONIA +56bps/+374bps	0.976% – 7.410%	n/a	n/a
USD	SOFR +83bps/+223bps	2.095% – 5.989%	n/a	n/a
1.The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

236	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

32. Financial risk management continued
(e) Hedge accounting continued
The following tables show the effects of hedge accounting on financial position and year-to-date performance for each type of hedge.
(i) Fair value hedges of foreign currency and interest rate risk on recognised borrowings:

As at 31 March 2025		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1]	(6,767)	756	(25)	106	(94)	12
1.The carrying value of the hedged borrowings is £6,414 million, of which £118 million is current and £6,296 million is non-current.

As at 31 March 2024		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1]	(5,096)	720	(35)	40	(22)	18
1.The carrying value of the hedged borrowings was £4,364 million, of which £271 million was current and £4,093 million was non-current.
(ii) Cash flow hedges of foreign currency and interest rate risk:

As at 31 March 2025		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings and forecast cash flows	(14,769)	376	—	(33)	27	(6)
Foreign currency risk on forecast cash flows	(1,907)	(43)	—	12	(12)	—

As at 31 March 2024		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings and forecast cash flows	(9,892)	154	—	(18)	3	(15)
Foreign currency risk on forecast cash flows	(2,039)	(31)	—	28	(28)	—
(iii) Net investment hedges of foreign currency risk:

As at 31 March 2025		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(2,641)	55	(2,523)	(56)	56	—

As at 31 March 2024		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(2,999)	40	(2,564)	(62)	62	—

Strategic Report	Corporate Governance	Financial Statements	Additional Information	237

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
In the UK, financial transactions have been introduced to manage exposures on the North Sea Link interconnector. These bilateral transactions are cash-settled against the relevant day-ahead prices in order to manage the risk associated with the sale of physical capacity on the link.
The mark-to-market exposure of any open positions is calculated based on futures products in the GB and Nordic markets.
(g) Fair value analysis
Included in the statement of financial position are financial instruments which are measured at fair value. These fair values can be categorised into hierarchy levels that are representative of the inputs used in measuring the fair value. The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.

	2025				2024
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at FVTPL	5,156	—	407	5,563	3,084	—	483	3,567
Investments held at FVOCI[1]	—	384	—	384	—	397	—	397
Financing derivatives	—	344	31	375	—	293	40	333
Commodity contract derivatives	—	102	5	107	—	35	—	35
	5,156	830	443	6,429	3,084	725	523	4,332
Liabilities
Financing derivatives	—	(1,043)	(95)	(1,138)	—	(1,022)	(104)	(1,126)
Commodity contract derivatives	—	(39)	(25)	(64)	—	(105)	(13)	(118)
	—	(1,082)	(120)	(1,202)	—	(1,127)	(117)	(1,244)
	5,156	(252)	323	5,227	3,084	(402)	406	3,088
1.Investments held includes instruments which meet the criteria of IFRS 9 or IAS 19.

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

Level 2:
Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets, and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3:	Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

238	National Grid plc Annual Report and Accounts 2024/25
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
Our Level 2 US commodity contract derivatives include over-the-counter gas and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore, we classify our vanilla trades as Level 2 under the IFRS 13 framework.
Our Level 3 financing derivatives include inflation-linked swaps, where the market is illiquid. In valuing these instruments, we use in‑house valuation models and obtain external valuations to support each reported fair value.
Our Level 3 UK commodity contract derivatives consist of UK electricity capacity swaps.
Our Level 3 US commodity contract derivatives primarily consist of our forward purchases of electricity and gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable
(including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).
Our Level 3 financial investments include equity investments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of relatively small, early-stage non-controlling minority interest unquoted investments where prices or valuation inputs are unobservable. Twenty-two equity investments (out of 41) are fair valued based on the latest transaction price (a price within the last 12 months), either being the price we paid for the investments, marked to a latest round of funding and adjusted for our preferential rights or based on an internal model. In addition, we have 19 investments without a transaction in the last 12 months that underwent an internal valuation process using the Black-Scholes Merton Option Pricing Model (OPM
Backsolve). Between 12 and 18 months, a blend between OPM Backsolve and other techniques is utilised, such as proxy group revenue multiples, discounted cash flow, comparable company analysis and probability weighted expected return approach, in order to triangulate a valuation. After 18 months, the valuation is based on these alternative methods as the last fundraising price is no longer a reliable basis for valuation.
Our Level 3 financial investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune
2016 LLC.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	239

32. Financial risk management continued
(g) Fair value analysis continued
The changes in value of our Level 3 financial instruments are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(64)	(100)	(13)	(36)	483	433	406	297
Net gains/(losses) for the year[1,2]	—	36	(41)	—	(77)	6	(118)	42
Purchases	—	—	—	(16)	45	35	45	19
Settlements	—	—	25	39	(44)	9	(19)	48
Reclassifications/transfers out of Level 3⁴	—	—	9	—	—	—	9	—
At 31 March	(64)	(64)	(20)	(13)	407	483	323	406
1.Loss of £nil (2024: £36 million gain) is attributable to financing derivatives held at the end of the reporting period and has been recognised in finance costs in the consolidated income statement.
2.Includes a loss of £6 million (2024: £18 million loss) attributable to commodity contract derivative financial instruments held at the end of the reporting period and has been recognised in other operating costs in the consolidated income statement.
3.Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss. Net gains and losses are recognised within revenue in the consolidated income statement.
4.£9 million (2024: £nil) of US Commodity contract derivatives were reclassified out of Level 3 to Level 2 in the period due to improved observability of the fair value of these instruments.
The impacts on a post-tax basis of reasonably possible changes in significant Level 3 assumptions are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices[1]	—	—	8	4	—	—
10% decrease in commodity prices[1]	—	—	(7)	(4)	—	—
+10% market area price change	—	—	—	—	—	—
-10% market area price change	—	—	—	—	—	—
+20 basis points change in Limited Price Inflation (LPI) market curve²	(33)	(41)	—	—	—	—
-20 basis points change in LPI market curve²	33	41	—	—	—	—
+20 basis points increase between RPI and Consumer Price Index (CPI)	31	37	—	—	—	—
-20 basis points decrease between RPI and CPI	(29)	(34)	—	—	—	—
+100 basis points change in discount rate	—	—	—	—	(6)	(7)
-100 basis points change in discount rate	—	—	—	—	7	9
+10% change in venture capital price	—	—	—	—	26	28
-10% change in venture capital price	—	—	—	—	(26)	(28)
1.Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 35.
2.A reasonably possible change in assumption of other Level 3 derivative financial instruments is unlikely to result in a material change in fair values.
3.The investments acquired in the period were on market terms, and sensitivity is considered insignificant at 31 March 2025.
The impacts disclosed above were considered on a contract-by-contract basis, with the most significant unobservable inputs identified.

240	National Grid plc Annual Report and Accounts 2024/25
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
Maintaining appropriate credit ratings for our operating and holding companies is an important aspect of our capital risk management strategy and balance sheet efficiency. We monitor our balance sheet efficiency using several metrics, including retained cash flow/net debt (RCF/debt), regulatory gearing and interest cover. For the year ended 31 March 2025, these metrics for the Group were 9.8% (2024: 9.2%), 61% (2024: 69%)
and 3.8x (2024: 3.9x), respectively. We believe these are consistent with the current credit ratings for National Grid plc in respect of the main companies of the Group, based on guidance from the rating agencies.
We monitor the RAV gearing within National Grid Electricity Transmission plc (NGET) and the four distribution network operators of National Grid
Electricity Distribution plc (NGED). This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK-regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, between 55% and 60%. We also monitor net debt as a percentage of rate base for our US operating companies, comparing this with the allowed rate base gearing inherent within each of our agreed rate plans, typically around 50%.
As part of the Group’s debt financing arrangements, we are subject to a number of financial covenants associated with existing borrowings and facility arrangements:
•the requirement to maintain subsidiary indebtedness relating to both non-US and US subsidiaries (excluding National Grid North America Inc.)
limits the total indebtedness in absolute terms to £45 billion (2024: £35 billion) for non-US subsidiaries and $45 billion (2024: $35 billion) for
US subsidiaries. As at 31 March 2025, headroom on these covenants exceeds £20 billion;
•the Articles of Association of National Grid plc limit Group total borrowings less cash and short-term investments in absolute terms to £55 billion. As at 31 March 2025, headroom on the limit exceeds £10 billion; and
•net debt to RAV gearing covenants limit gearing to 85% of RAV for each NGED operating company. As at 31 March 2025, headroom on this covenant exceeds 20 percentage points for all impacted companies based on the covenant definition of net debt. The carrying value of the bonds under this covenant restriction are £3,005 million (2024: £3,405 million).
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
As most of our business is regulated, at 31 March 2025 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in the future in line with our dividend policy.
All the above requirements are monitored on a regular basis in order to ensure compliance. The Group has complied with all externally imposed capital requirements to which it is subject.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	241

33. Borrowing facilities

To support our liquidity requirements and provide backup to commercial paper and other borrowings, we agree committed credit facilities with financial institutions over and above the value of borrowings that may be required. These committed credit facilities are undrawn.

An analysis of the maturity of our undrawn committed facilities as at 31 March 2025 is shown below:

	2025	2024
	£m	£m
Undrawn committed borrowing facilities expiring:
Less than 1 year	—	—
In 1 to 2 years	—	—
In 2 to 3 years	5,982	195
In 3 to 4 years	105	5,859
In 4 to 5 years	1,745	106
More than 5 years	—	1,745
	7,832	7,905
Of the unused facilities at 31 March 2025, £7,792 million (2024: £7,864 million) is available for liquidity purposes, while £40 million (2024: £41 million)
is available as backup to specific US borrowings.

242	National Grid plc Annual Report and Accounts 2024/25
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

Subsidiary undertakings
A list of the Group’s subsidiaries as at 31 March 2025 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons, and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US)
Holdings Limited, National Grid Luxembourg SARL, NGG Finance plc and Project SPV (Jersey) Investment Limited are held directly by National
Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements. The Group does not have any branches.
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
Registered office: 1–3 Strand, London, WC2N 5EH, UK (unless stated otherwise in footnotes).

Birch Sites Limited
Carbon Sentinel Limited
Central Networks Trustees Limited[1]
Icelink Interconnector Limited
Kelston Properties 2 Limited[1]
Lattice Group Limited
NatgridTW1 Limited
National Grid (US) Holdings Limited[2]
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
National Grid UK Limited
National Grid Ventures Limited
National Grid Viking Link Limited
National Grid William Limited
NG Nominees Limited*[2,3]
NGC Employee Shares Trustee Limited
NGG Finance plc
Ngrid Intellectual Property Limited
Port Greenwich Limited
Sheet Road Management Company Limited (51%)[4]
South Wales Electricity Share Scheme Trustees Limited[1]
Thamesport Interchange Limited
The National Grid Group Quest Trustee Company Limited*[3]
Warwick Technology Park Management Company (No 2) Limited (60.56%)[5]
Western Power Pension Trustee Limited[1]
WPD WEM Holdings Limited[1]
WPD WEM Limited[1]
1.Registered office: Avonbank, Feeder Road, Bristol, Avon, BS2 0TB, UK.
2.Companies where National Grid plc has issued guarantees over the liabilities of the companies as at 31 March 2025 and for which the companies are taking the exemption from the requirements of an audit for their individual financial statements as permitted by section 479A of the Companies Act.
3.Registered office: C/o Interpath Limited, 10 Fleet Place, London, EC4M 7RB, UK.
4.Registered office: Netley Old Hall Farm, Dorrington, Shrewsbury, SY5 7JY, UK.
5.Registered office: Shire Hall, PO Box 9, Warwick, CV34 4RL, UK.
*In liquidation.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	243

34. Subsidiary undertakings, joint arrangements and associates continued
Subsidiary undertakings continued
Incorporated in the US
Registered office: National Registered Agents, Inc., 1209 Orange Street, Wilmington, DE 19801, USA (unless stated otherwise in footnotes).

Apple River Solar, LLC
Apple River Storage, LLC
Armenia Solar, LLC
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
Exie Solar, LLC
Firstview Wind Farm, LLC
Fort Solar, LLC
Front Range Wind Farm, LLC
Galaxy Solar 2, LLC
Galaxy Solar, LLC
Golden Solar, LLC
Goldenrod Wind Farm, LLC
Goldfinch Solar, LLC
Granite Rock Wind Farm, LLC[4]
Granite State Power Link LLC[3]
Grant Solar 2, LLC
Grant Solar, LLC
Grayson Solar, LLC
Grazing Hills Wind Farm, LLC
Greenbrier Creek Solar, LLC
Greenwood Solar, LLC
Grid NY LLC[6]
Grindstone Wind Farm, LLC[5]
Hale County Solar, LLC
Hansford Energy Storage, LLC
Harmony Solar ND 2, LLC
Harmony Solar ND, LLC
Harrington Solar, LLC
Hartley Solar, LLC
Hearth Solar, LLC
Honeybee Solar, LLC
Hoosier Solar, LLC
Illumination Solar, LLC
Itasca Energy Development, LLC[4]
Itasca Energy Services, LLC
Jack Rabbit Wind, LLC
Jackson County Solar, LLC
KeySpan CI Midstream Limited[3]

KeySpan Energy Corporation[6]
KeySpan Energy Services Inc.[3]
KeySpan Gas East Corporation[6]
KeySpan International Corporation[3]
KeySpan MHK, Inc.[3]
KeySpan Midstream, Inc.[3]
KeySpan Plumbing Solutions, Inc.[6]
Kit Carson Wind, LLC
Kit Fox Storage, LLC
Knox Solar, LLC
Kota Storage, LLC
KSI Contracting, LLC[3]
KSI Electrical, LLC[3]
KSI Mechanical, LLC[3]
Lake Charlotte Solar, LLC
Lakeside Solar, LLC
Land Management & Development, Inc.[6]
Landwest, Inc.[6]
Lansing Solar, LLC
Las Moras Storage, LLC
Leola Wind Farm, LLC
Liberty Solar, LLC
Lime Creek Wind, LLC
Livingston County Solar, LLC
Long Mount Storage, LLC
Lordsburg Solar, LLC
Louisa Solar, LLC
Lowlands Solar, LLC
Lydia Solar, LLC
Massachusetts Electric Company[1]
Maverick Wind Farm, LLC
Meadowlands Solar, LLC
Mentha Solar, LLC
Metrowest Realty LLC[3]
Millers Ferry Solar, LLC
Morgan County Solar, LLC
Morning Glory Solar, LLC[4]
Muddy Creek Solar, LLC
Mustang Ridge Wind Farm, LLC
Mystic Steamship Corporation[7]
Nantucket Electric Company[1]
National Grid Development Holdings Corp.[3]
National Grid Electric Services LLC[6]
National Grid Energy Trading Services LLC[6]
National Grid Engineering & Survey Inc.[6]
National Grid Generation LLC[6]
National Grid Generation Ventures LLC[6]
National Grid Glenwood Energy Center LLC[3]
National Grid IGTS Corp.[6]
National Grid Insurance USA Ltd[8]
National Grid LNG LLC[3]
National Grid NE Holdings 2 LLC[1]
National Grid North America Inc.[3]
National Grid Partners Inc.[6]
National Grid Partners LLC[3]
National Grid Port Jefferson Energy Center LLC[3]
National Grid Renewables Development, LLC
National Grid Renewables E Wind, LLC[9]
National Grid Renewables Operations, LLC
National Grid Renewables Projects, LLC[4]
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
New England Energy Incorporated[1]
New England Hydro Finance Company, Inc. (53.704%)[1]
New England Hydro-Transmission Corporation (53.704%)[2]
New England Hydro-Transmission Electric Company, Inc. (53.704%)[1]
New England Power Company[1]
Newport America Corporation[10]
Newton Solar, LLC
NG Renewables Energy Marketing, LLC

244	National Grid plc Annual Report and Accounts 2024/25
Notes to the consolidated financial statements continued

NG Renewables Energy Services, LLC
NG Renewables Remote Operations Center, LLC
NGNE LLC[3]
NGV Emerald Energy Venture Holdings, LLC[3]
NGV H2 Generation LLC[3]
NGV H2 Holdings LLC[3]
NGV LNG Holdings LLC[3]
NGV NGR Acquisition Co, LLC[3]
NGV NGR Holdco, LC3
NGV OSW Holdings, LLC[3]
NGV US Distributed Energy Inc.[3]
NGV US Transmission Inc.[3]
NGV US, LLC[3]
Niagara Mohawk Energy, Inc.[3]
Niagara Mohawk Holdings, Inc.[6]
Niagara Mohawk Power Corporation[6]
Niobrara Wind, LLC
NM Properties, Inc.[6]
Noble Solar, LLC[11]
Nordic VOS, LLC
North East Transmission Co., Inc.[3]
North Fork Wind, LLC
Oakland Solar, LLC
Opinac North America, Inc.[3]
Pasture Peaks Wind Farm, LLC
Peony Solar, LLC
Philadelphia Coke Co., Inc.[3]
Pike County Solar, LLC
Pipestone Solar, LLC
Plum Creek Wind Farm 2, LLC
Plum Creek Wind Farm, LLC
Port of the Islands North, LLC[6]
Portage Solar, LLC
Prairie Oasis Solar, LLC
Prairie Rose Wind 2, LLC[4]
Prosperity Wind Farm 2, LLC
Prosperity Wind Farm, LLC
Red Rock Solar SD, LLC
Regal Solar 2, LLC
Regal Solar, LLC
Reunion Solar, LLC
River North Solar, LLC
Robertson Solar, LLC
Rock Ridge Wind Farm, LLC
Rolling Hills Solar, LLC
Royal Solar 2, LLC
Royal Solar, LLC
Royerton Solar, LLC

Royerton Storage, LLC
Saginaw Bay Solar, LLC
Saltillo Storage, LLC
Sandbar Solar, LLC
Sandstone Bluffs Wind Farm, LLC
Sandstone Creek Solar 2, LLC
Sandstone Creek Solar, LLC
Sapphire Sky Wind Farm, LLC
Sherco Solar 2, LLC[4]
Sherco Solar 3, LLC
Silver City Solar, LLC
Simpson Solar, LLC
Spring Brook Solar, LLC
Spring River Solar, LLC
Sprouting Skies Wind Farm, LLC
Stony Brook Wind, LLC
Stony Point Solar, LLC
Summit Lake Solar, LLC
Sunbeam Solar, LLC
Sunrise Solar, LLC
Sycamore Creek Solar, LLC
Tejano Storage, LLC
Thacker Solar, LLC
The Brooklyn Union Gas Company[6]
Torchlight Solar, LLC[4]
Transgas Inc.[1]
Tri-City Solar, LLC
Trout Lily Wind Farm, LLC
Uintah Solar, LLC
Ulysses Crossing Solar, LLC
Upper Hudson Development, Inc.[6]
Valley Solar, LLC
Vermont Green Line Devco, LLC (90%)[3]
Violet Storage, LLC
Virtue Solar, LLC
Vivid Solar, LLC
Wallowa Solar, LLC
Wayfinder Group, Inc.[1]
White Elm Wind Farm, LLC
Wildcat Ridge Wind Farm, LLC
Wilder Solar, LLC
Willard Solar, LLC
Williams County Solar, LLC
Wiregrass Solar, LLC
Woodlands Solar, LLC
Worthington Solar, LLC
Young County Solar, LLC

34. Subsidiary undertakings, joint arrangements and associates continued
Subsidiary undertakings continued
Incorporated in Guernsey
Registered office: KPMG Advisory Limited, Glategny Court, Glategny
Esplanade, St. Peter Port, GY1 1WR, Guernsey
NG Electricity Distribution Limited*†
Incorporated in the Isle of Man
Registered office: Third Floor, St George’s Court, Upper Church Street,
Douglas, IM1 1EE, Isle of Man, UK
National Grid Insurance Company (Isle of Man) Limited
Incorporated in Jersey
Registered office: 22 Grenville Street, St. Helier, JE4 8PX, Jersey
Project SPV (Jersey) Investment Limited (89%)†
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
National Grid Luxembourg SARL
1.Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, USA.
2.Registered office: Corporation Service Company, 10 Ferry Street, Suite 313, Concord NH 03301, USA.
3.Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, USA.
4.Registered office: 8400 Normandale Lake Blvd., Suite 1200, Bloomington MN 55437, USA.
5.Registered office: National Registered Agents Inc., 30600 Telegraph Road, Suite 2345, Bingham Farms MI 48025, USA.
6.Registered office: Corporation Service Company, 80 State Street, Albany NY 12207, USA.
7.Registered office: Corporation Trust Company, 1209 Orange Street, Wilmington DE 19801, USA.
8.Registered office: 100 Bank Street, Suite 630, Burlington, Chittenden County VT 05401, USA.
9.Registered office: National Registered Agents, Inc., 301 S. Bedford Street, Suite 1, Madison WI 53703, USA.
10.Registered office: Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, USA.
11.Registered office: National Registered Agents, Inc., 1999 Bryan Street, Dallas TX 75201, USA.
*In liquidation.
†Entity is tax resident in the UK.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	245

34. Subsidiary undertakings, joint arrangements and associates continued
Joint ventures
A list of the Group’s joint ventures as at 31 March 2025 is given below.
All joint ventures are included in the Group’s financial statements using the equity method of accounting.
Incorporated in England and Wales
Registered office: 1–3 Strand, London, WC2N 5EH, UK (unless stated
otherwise in footnotes).
BritNed Development Limited (50%)**
National Places LLP (50%)1*
Nemo Link Limited (50%)
Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive,
Wilmington, DE 19808, USA (unless stated otherwise in footnotes).
Clean Energy Storage Systems LLC (50%)
Community Offshore Wind, LLC (27.27%)2
Emerald Energy Venture, LLC (51%)
Island Park Energy Center, LLC (50%)
LI Energy Storage System, LLC (50%)
LI Solar Generation, LLC (50%)
Incorporated in France
Registered office: 1 Terrasse Bellini, Tour Initiale, TSA 41000 – 9291,
Paris La Defense, CEDEX, France.
IFA2 (50%)*
Joint operations
A list of the Group’s incorporated joint operations as at 31 March 2025 is given below. All joint operations are included in the Group’s financial statements under IFRS 11 Joint arrangements.
Incorporated in England and Wales
Registered office: 1–3 Strand, London, WC2N 5EH, UK (unless stated
otherwise in footnotes).
Eastern Green Link 1 Limited (50%)
Eastern Green Link 2 Limited (50%)3
NGET/SPT Upgrades Limited (50%)†
Associates
A list of the Group’s associates as at 31 March 2025 is given below.
Unless otherwise stated, all associates are included in the Group’s financial statements using the equity method of accounting.
Incorporated in England and Wales
Registered office: Friars House, Manor House Drive, Coventry, CV1 2TE, UK.
Joint Radio Company Limited (25%)***
Incorporated in the US
Registered office: The Corporation Trust Company, Corporation Trust
Center, 1209 Orange Street, Wilmington DE 19801, USA (unless stated
otherwise in footnotes).
Clean Line Energy Partners LLC (32%)
Connecticut Yankee Atomic Power Company (19.5%)4
Direct Global Power Inc. (26%)
Energy Impact Fund LP (9.41%)5
KHB Venture LLC (33.33%)6
Maine Yankee Atomic Power Company (24%)7
New York Transco LLC (28.3%)8
The Hive IV, LLC (28.2%)
Yankee Atomic Electric Company (34.5%)9
Other investments
A list of the Group’s other investments as at 31 March 2025 is given below.
Incorporated in England and Wales
Registered office: 1 More London Place, London SE1 2AF, UK.
Energis plc (33.06%)*
Registered office: Third Floor, Northumberland House, 303–306 High Holborn,
London, WC1V 7JZ.
Electralink Limited (27.04%)
1.Registered office: 305 Gray's Inn Road, London, England, WC1X 8QR.
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
Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities (and their branches) are established in – and subject to the laws and regulations of – these jurisdictions.
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 supported by guarantees issued by National Grid plc over their liabilities for the year ended 31 March 2025:

Company name	Company number
National Grid Holdings Limited	3096772
National Grid International Limited	2537092
National Grid (US) Holdings Limited	2630496
National Grid (US) Investments 4 Limited	3867128
National Grid (US) Partner 1 Limited	4314432
NG Nominees Limited*	2489329

246	National Grid plc Annual Report and Accounts 2024/25
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

	2025			2024
	Assumptions used	Income statement £m	Net assets £m	Assumptions used	Income statement £m	Net assets £m
Pensions and other post-retirement benefit liabilities (pre-tax):
UK discount rate change¹	1%	20	920	1%	22	1,147
US discount rate change¹	1%	18	784	1%	18	801
UK inflation rate change²	1%	6	701	1%	8	902
UK long-term rate of increase in salaries change	1%	1	52	1%	4	81
US long-term rate of increase in salaries change	1%	3	46	1%	2	37
UK change to life expectancy at age 65[3]	one year	—	320	one year	2	402
US change to life expectancy at age 65	one year	2	181	one year	2	288
Assumed US healthcare cost trend rates change	1%	19	245	1%	18	276

US environmental provision:
Change in the real discount rate	1%	155	155	1%	173	173
Change in estimated future cash flows	20%	413	413	20%	462	462
1.A change in the discount rate is likely to be driven by changes in bond yields and, as such, would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans. In the UK, there would also be a £288 million (2024: £171 million) net assets offset from the buy-in policies, where the accounting value of the buy‑in asset is set equal to the associated liabilities.
2.The projected impact resulting from a change in RPI reflects the associated effect on escalation rates for pensions in payment and in deferment and future salary increases. The buy‑in policies would have a £211 million (2024: £150 million) net assets offset to the above.
3.In the UK, the buy-in policies and in the prior year the longevity swap would have a £109 million (2024: £126 million) net assets offset to the above.
Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the defined benefit obligations and forecast amounts charged to the income statement for the following year could potentially be impacted by changes in the relevant actuarial assumptions that were reasonably possible as at 31 March 2025.
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
Our net debt as presented in note 29 is sensitive to changes in market variables, primarily being UK and US interest rates, the UK inflation rate and the dollar to sterling exchange rate. These impact the valuation of our borrowings, deposits and derivative financial instruments. The analysis illustrates the sensitivity of our financial instruments to reasonable possible changes in these market variables.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	247

35. Sensitivities continued
(b) Sensitivities on financial instruments continued
The following main assumptions were made in calculating the sensitivity analysis for continuing operations:
•the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2025 and 2024 respectively;
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
•changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are presented in equity as costs of hedging, with a one-year release to the income statement. The impact of movements in the dollar to sterling exchange rate is recorded directly in equity.

	2025			2024
	Assumptions used	Income statement £m	Other equity reserves £m	Assumptions used	Income statement £m	Other equity reserves £m
Financial risk (post tax):
UK inflation change¹	1%	35	—	1%	36	—
UK interest rates change	1%	13	376	1%	24	304
US interest rates change	1%	18	134	1%	5	39
US dollar exchange rate change²	10%	69	225	10%	58	268
1.Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 32(g).
2.The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £1,730 million (2024: £1,680 million) in the opposite direction if the dollar exchange rate changed by 10%.
Our commodity contract derivatives are sensitive to price risk. Additional sensitivities in respect to commodity price risk and to our derivative fair values are as follows:

	2025			2024
	Assumptions used	Income statement £m	Net assets £m	Assumptions used	Income statement £m	Net assets £m
Commodity price risk (post tax):
Increase in commodity prices	10%	62	62	10%	43	43
Decrease in commodity prices	10%	(61)	(61)	10%	(43)	(43)

Assets and liabilities carried at fair value (post tax):
Fair value change in derivative financial instruments¹	10%	(57)	(57)	10%	(59)	(59)
Fair value change in commodity contract derivative liabilities	10%	3	3	10%	(6)	(6)
1.The effect of a 10% change in fair value assumes no hedge accounting.
36. Post balance sheet events
On 6 May 2025, NGG Finance plc issued an irrevocable notice of redemption for the £1 billion 5.625% fixed rate resettable capital securities.
This was to redeem all outstanding securities on the first optional redemption date of 8 June 2025. The maturity of the securities as at the reporting date was 18 June 2073. In light of this information, the Group estimates that the financial effect of the settlement of this liability for cash in full is the face value of the borrowing as well as the interest accrued, which amounted to £1,044 million as at 31 March 2025.

248	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	249

Page intentionally left blank

250	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	251

Page intentionally left blank

252	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	253

Page intentionally left blank

254	National Grid plc Annual Report and Accounts 2024/25

Page intentionally left blank

Strategic Report	Corporate Governance	Financial Statements	Additional Information	255
Additional Information

Delivering
value

256	National Grid plc Annual Report and Accounts 2024/25
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
Each of our UK ET and UK ED businesses operate under separate price controls, which cover our roles as Transmission Owner (TO) and
Distribution Network Operator (DNO). UK ET fulfils the TO function for electricity and UK ED fulfils the DNO activities.
The transmission and distribution businesses follow the RIIO (Revenue
= Incentives + Innovation + Outputs) framework established by Ofgem.
There are multiple price controls under this framework, including:
•RIIO-T1 (electricity transmission, April 2013 – March 2021);
•RIIO-T2 (electricity transmission, April 2021 – March 2026);
•RIIO-ED1 (electricity distribution, April 2015 – March 2023); and
•RIIO-ED2 (electricity distribution, April 2023 – March 2028).
TOs and DNOs in the UK are natural monopolies and, to ensure value for money for consumers, UK ET and ED are regulated by Ofgem.
The operations are regulated under the respective transmission and distribution licences which set the requirements that UK ET and ED need to deliver for their customers. In addition to the base level of revenue which the TOs and DNOs are allowed to earn, there are incentives to innovate and deliver various outputs relating to customer service, network performance, the environment, connections, DSO activities and efficiency. The achievement or not of targets in relation to these activities can result in rewards or penalties.
In addition to two regulated network price controls, there is also a tariff cap and floor price control applied to regulation of our electricity interconnector interests.
RIIO price controls
Under RIIO, the outputs we deliver are explicitly articulated and our allowed revenues are linked to their delivery, although some outputs and deliverables have only a reputational impact, penalty only mechanism or are linked to legislation. These outputs reflect what our stakeholders have told us they want us to deliver and were determined through an extensive consultation process, which gave stakeholders a greater opportunity to influence the decisions.
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
For more details on the sharing factors under RIIO for our transmission businesses, please see the tables on page 257.
Regulation of UK ED:
The RIIO-ED2 price control
RIIO-ED2, covering the period 1 April 2023 – 31 March 2028, is the second electricity distribution price control to be set under the RIIO model. It builds on from the framework established in the first price control, RIIO-ED1, that ran for 8 years from 1 April 2015 to 31 March
2023.
Our RIIO-ED2 business plan was co-created with our stakeholders, through our largest ever stakeholder consultation process with the broadest range of representatives. In order to enable us to actively drive the nation’s move to decarbonisation, our RIIO-ED2 business plan has been designed to achieve four crucial outcomes for our customers:
•Affordability: We aim to continue to deliver high standards of safety, reliability and customer service that customers have come to expect from us, while keeping our portion of consumer bills affordable.
•Sustainability: We will support the UK’s ambitions to achieve net zero carbon emissions by 2050, driving crucial changes in energy usage and customer green behaviour. We will set the benchmark by achieving net zero in our own operations by 2043 (excluding Scope 3 emissions) and we will work towards ensuring the network is ready to enable local authorities to achieve similar ambitions in their regions.
We will also actively work with industry and Government to achieve
‘Clean Power 30’, within which at least 95% of the country’s generation will come from clean sources including renewables. This will see both UK ET and UK ED actively engaging with areas of reform to ensure that the grid is decarbonised in a sustainable way.
•Connectability: We will strive to ensure that a lack of network capacity is not a barrier for our customers. We will ensure that the network can cater for the increasing demand of low carbon
technologies and renewable energy over the next five years, while recognising that the generation mix needs to be balanced to retain resilience for security of supply. We will actively work with Ofgem and industry to reform the Connections processes, including
continuing engagement on a review of the End-to-End Connections journey. This will ensure that the connections process meets customer need, while enabling investment ahead of need to support decarbonisation.
•Vulnerability: We will aim to deliver a first class programme of inclusive support. This will include offering smart energy action plans for vulnerable customers each year, ensuring no one is left behind in a smart future. We will also strive to more than double our ground breaking fuel poverty support to help at least 113,000 fuel poor customers save £60 million on their energy bills over RIIO-ED2.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	257

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
It was established in July 2018 to ensure
stakeholders are at the heart of our decision-
making processes and our plan is fully
reflective of customers’, consumers’ and other
stakeholders’ requirements.
The IUG has an enduring role in RIIO-T2 with
three key focus areas:
•scrutinise and challenge the periodic
business plans;
•monitor, interrogate and help the business
to enhance transparency of performance
against commitments; and
•act as a ‘critical friend’ for strategy,
culture and processes in key areas
such as stakeholder engagement,
innovation, customers, consumers
and responsible businesses.
Competition in onshore transmission
We continue to support onshore competition
where it can deliver benefits to consumers.
The wider landscape has shifted significantly
since competition in onshore networks was
first considered, and continues to do so,
particularly around the move to centralised
network planning arrangements. We think it is
crucial that the competition framework is
designed in the right way to incentivise
innovation on design, ensure timely and robust
delivery and deliver benefits to customers. We
are working closely with NESO, DESNZ and
Ofgem to support the development of the
competition framework, ensuring that this is
aligned with the wider landscape, and to
support identification of a suitable pipeline of
projects. We support the ambition to tender a
suitable pilot project in Q4 2025 which should
be used to test the framework and to apply
learnings for future tenders.
Key parameters from Ofgem’s RIIO-ED2 determination for UK ED and RIIO-T2 determination for UK ET

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
1.The cost of equity in RIIO-ED2 is subject to annual adjustments that are calculated using the Capital Asset Pricing Model, through indexation of the ‘risk-free rate’ parameter. The range shown above is Ofgem’s estimate of the allowed RoE over the five years of RIIO-ED2, as updated in the RIIO-ED2 Price Control Financial Model published in December 2023. The cost of equity in RIIO-T2 is subject to annual adjustments that are calculated using the Capital Asset Pricing Model, through indexation of the ‘risk-free rate’ parameter. The range shown above is Ofgem’s estimate of the allowed RoE over the five years of RIIO-T2, as updated in the RIIO-T2 Price Control Financial Model published in January 2024.

258	National Grid plc Annual Report and Accounts 2024/25
The business in detail continued

Regulation of NESO:
RIIO-2 price controls
NESO, which formed part of the Group for six months of the financial year, had a bespoke regulatory framework under RIIO-2. Modifications to its RIIO-2 price control, including regulatory instructions and guidance and regulatory reporting pack for RIIO-2 took effect on 25
July 2024 to reflect the costs relating to new roles, Future System
Operator transition costs, National Grid payments and the introduction of fixed BSUoS tariffs, ahead of the sale by National Grid to DESNZ of
NESO on 1 October 2024.
Interconnectors regulation
Interconnectors primarily derive their revenues from sales of capacity to users who wish to move power between market areas with different prices.
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
Offshore hybrid assets (OHA) combine interconnection with offshore wind. Ofgem established an OHA pilot scheme and decided that an adjusted version of the cap and floor regulatory regime should apply to those projects that receive approval within that scheme. The variations to the interconnector cap and floor regime reflect the differing risks and characteristics of OHAs. In November 2024, Ofgem initially approved the LionLink to the Netherlands project, developed by National Grid
Ventures, for a pilot OHA regulatory regime.
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
The rate case is sometimes negotiated with parties representing customers and other interests. The utility is required to prove that the requested rate change is just and reasonable, and the requested rate plan can span multiple years. In the states where we operate, it can typically take 9–13 months for the commission to render a final decision, although, in some instances, rules allow for longer negotiation periods which may extend the length of the rate case proceeding.
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
targets.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	259

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
Our Long Island generation plants sell capacity to the LIPA under 15-
year and 25-year power supply agreements and within wholesale tariffs approved by FERC.
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
We work to increase achieved RoE through:
•productivity improvements;
•positive performance against incentives or earned savings
mechanisms, such as available energy-efficiency programmes; and
•filing a new rate case when achieved returns are lower than those the Company could reasonably expect to attain through a new rate case.
US regulatory revenue requirement
US regulatory filings
The objectives of our rate case filings are to make sure we have the right cost of service and are able to earn a fair and reasonable rate of return, while providing a safe, reliable and affordable service. To achieve these objectives and reduce regulatory lag, we have been successful in many cases in obtaining relief, such as:
•revenue-decoupling mechanisms;
•capital trackers;
•commodity-related bad debt true-ups;
•pension and other post-employment benefit true-ups, separately from base rates; and
•performance-based frameworks such as incentives and multi-year plans.
We explain these terms in the table on page 261.
Recent developments in rate filings and the regulatory environment are:
New York
•Niagara Mohawk filed a joint proposal setting forth a three-year rate plan with the NYPSC in April 2025.
•A joint proposal setting forth a three-year rate plan for KEDNY and
KEDLI was approved by the NYPSC in August 2024.
Massachusetts
•In November 2023, we made a full rate case filing for Massachusetts
Electric Company and Nantucket Electric Company resulting in a five-year ratemaking plan in September 2024.
•In November 2020, we made a full rate case filing for Boston Gas
Company resulting in a five-year performance-based ratemaking plan in September 2021.

260	National Grid plc Annual Report and Accounts 2024/25
The business in detail continued

Massachusetts
Massachusetts Electric Company and Nantucket Electric
Company rate cases
On 30 September 2024, the MADPU issued its order on our petition for an increase in electric base distribution rates for Massachusetts Electric
Company and Nantucket Electric Company.
The MADPU approved a five-year rate plan with new rates effective 1
October 2024, an allowed Return on Equity of 9.35% on an equity ratio of 52.83% and a revenue increase of $90.2 million. The order also introduced a new regulatory recovery mechanism that provides timely funding for growing capital investment requirements up to a cap, alongside a performance based ratemaking (PBR-O) recovery
mechanism for operating and maintenance costs.  Additionally, it approved a multi-tiered low-income discount rate along with
performance incentives for low-income programme enrolment and distributed energy resources (DER) interconnections.
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
New York
Downstate New York 2023 rate cases – KEDNY and KEDLI
KEDNY and KEDLI rate cases approved by the NYPSC on 15 August
2024 updated our allowed revenues to reflect our cost of service more closely, while maintaining affordable energy for customers. The joint proposal approved by the NYPSC sets forth a three-year rate plan for
KEDNY and KEDLI sets forth overall annual revenue requirement increases, including $444 million for KEDNY and $246.5 million for
KEDLI for the year ending on 31 March 2025. The joint proposal reflects
$1.57 billion in capital investments for KEDNY and KEDLI in the first rate year to modernise KEDNY and KEDLI’s gas infrastructure to implement safety improvements, enhance reliability and resilience, replace ageing and leak-prone facilities, and reduce methane emissions. The joint proposal aligns with our 2050 vision to support a sustainable and affordable path towards a low-carbon energy future.
Additionally, the joint proposal includes initiatives to expand low-
income and energy-efficiency programmes, fund renewable natural gas projects, and enhance customer service.
Upstate New York 2024 rate cases – NMPC
NMPC filed a rate case with the NYPSC on 28 May 2024 seeking to update our allowed revenues to reflect our cost of service more closely, while maintaining affordable energy for customers. A joint proposal setting forth a three-year rate plan for NMPC was filed with the NYPSC on 25 April 2025 setting forth overall annual revenue requirement increases, including electric revenue increases of $288.4 million for the
Rate Year One ending 31 March 2026, $141.7 million for the Rate Year
Two ending 31 March 2027, and $194.8 million for the Rate Year Three ending 31 March 2028, and gas revenue increases of $91.1 million for the Rate Year One ending 31 March 2026, $31.1 million for the Rate
Year Two ending 31 March 2027, $38.6 million for the Rate Year Three ending 31 March 2028. The joint proposal reflects $1,192.7 million in electric capital investments and $392.5 million in gas capital investments in 2024/25 to modernise NMPC electric and gas
infrastructure to ensure the reliability and safe operation of the energy delivery system that serves 2.3 million Upstate New York residential and business customers. NMPC’s current rate plan will be applicable until this rate proceeding concludes.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	261

Summary of US price controls and rate plans

		2021	2022	2023	2024	2025	2026	2027	Rate base (31 Mar 2025)	Equity-to-debt ratio	Allowed Return on Equity	Achieved Return on Equity (31 Mar 2025)	Revenue decoupling†	Capital tracker‡	Commodity-related bad debt true-up§	Pensio/OPEB true-up◊
NYPSC	Niagara Mohawk[1,6] (upstate, electricity)								$9,232m	48:52	9.0%	7.19%	✓	P	P	✓
	Niagara Mohawk (upstate, gas)								$2,266m	48:52	9.0%	4.64%	✓	P	P	✓
	KEDNY (downstate)[2]								$7,212m	48:52	9.35%	10.52%	P	P	P	✓
	KEDU (downstate)[3]								$4,439m	48:52	9.35%	10.64%	P	P	P	✓

Massachusetts Department of Public Utilities	Massachusetts Electric/Nantucket Electric								$3,766m	53:47	9.35%	8.1%	✓	P	✓	✓
	Massachusetts Gas[5]								$5,407m	53:47	9.7%	8.6%	✓	P	P	✓

Federal Energy Regulatory Commission	Canadian lnterconnector/Other[4]								$58m	65:35	11.1%	11.1%	n/a	✓	n/a	✓
	New England Power								$2,937m	60:40	10.6%	11.1%	n/a	✓	n/a	✓
1.Both transmission and distribution, excluding standed costs.
2.KeySpan Energy Delivery New York (the Brooklyn Union Gas Company).
3.KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation).
4.Equity ration and Return on Equity values are for the Canadian Interconnector only.
5.The chart shows the anticipated date rates are to be in effect.
6.National Grid, Department of Public Service Staff, and other settling parties filed a Joint
Proposal for a three-year rate plan beginning 1 May 2025 and ending 31 March 2028. The settlement was filed on 25 April 2025 with an agreed upon 9.5% return on equity.
A final decision from the NYPSC is expected later this year.

Rate filing made	✓	Feature in place
Rare pan dies	P	Feature partially in place
New rates effective
Rates continue indefinitely
Multi-year rate plan
† Revenue decoupling
A mechanism that removes the link between a utility's revenue and sales volume so that the utility is indifferent to changes in usage. Revenues are reconciled to a revenue target, with differences billed or credited to customers. This allows the utility to support energy efficiency.
‡ Capital tracker
A mechanism that allows the recovery of the revenue requirement of incremental capital investment above that embedded in base rates, including depreciation and a return on the incremental investment.
§ Commodity-related bad debt true-up
A mechanism that allows a utility to reconcile commodity-related bad debt either to actual commodity-related bad debt or to a specified commodity-related bad debt write-off percentage. For electricity utilities, this mechanism also includes working capital.
◊ Pension/OPEB true-up
A mechanism that reconciles the actual non-capitalised costs of pension and other post-
employment benefits (OPEB) and the actual amount recovered in base rates. The difference may be amortised and recovered over a period or deferred for a future rate case.

262	National Grid plc Annual Report and Accounts 2024/25
Internal control and risk factors

Disclosure controls
Our management, including the Chief
Executive and Chief Financial Officer, have
evaluated the effectiveness of the design
and operation of our disclosure controls
and procedures as of 31 March 2025.
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

Management’s evaluation of the
effectiveness of the Company’s internal
control over financial reporting was based
on the revised Internal Control – Integrated
Framework 2013 issued by the Committee
of Sponsoring Organizations of the
Treadway Commission. Using this
evaluation, management concluded that
our internal control over financial reporting
was effective as at 31 March 2025.
Deloitte LLP, which has audited our
consolidated financial statements for the
year ended 31 March 2025, has also
audited the effectiveness of our internal
control over financial reporting.
During the year, there were no changes that
have materially affected, or are reasonably
likely to materially affect, our internal control
over financial reporting.
Risk factors
Management of our risks is an important
part of our internal control environment,
as we describe on pages 263 – 268.
In addition to the principal risks listed, we
face a number of inherent risks that could
have a material adverse effect on our
business, financial condition, results of
operations and reputation, as well as the
value and liquidity of our securities. Any
investment decision regarding our securities
and any forward looking statements made
by us should be considered in the light
of these risk factors and the cautionary
statement set out on page 303. An overview
of the key inherent risks we face is provided
on the pages that follow.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	263

Risk factors
Strategic risks

Law, regulation and political and economic uncertainty
Changes in law or regulation, or decisions by governmental bodies or regulators and increased political and economic uncertainty, could adversely affect us in a material way.
Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent, and decisions of governmental bodies or regulators in the countries or states in which we operate could materially adversely affect us.
In addition, regulatory priorities may change following elections, the effects of which remain highly uncertain. This includes the tariffs imposed by the US
Federal Government, and its focus on natural gas and pausing of offshore wind leasing, which contrasts with UK policy where further legislation has been introduced to reduce power sector emissions and facilitate the transition to net zero. In the longer term, significant changes to law or regulation regarding usage of electricity or gas in jurisdictions where we operate or on our operating activities could limit the return expected on investment or regulated assets.
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
•the RIIO (revenue = incentives + innovation + outputs) framework established by Ofgem, including the implementation of the RIIO-T2 and RIIO-ED2 price controls and upcoming determination of RIIO-T3 and RIIO-ED3 in the UK;
•the implementation of and periodic determination of US rate plans;
•whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner, or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and
•timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change and of advancing energy technologies, whether aspects of our activities are contestable, and the level of permitted revenues and dividend distributions for our businesses.
In October 2023, Ofgem published its decision on the Future Systems and
Networks Regulation consultation, which confirmed Ofgem’s framework for
RIIO-3 price controls expected to commence from 1 April 2026, and in March
2024 concluded its Sector Specific Methodology Consultation for the RIIO-T3
price control period. In December 2024, National Grid published its RIIO-T3 five year business plan and Ofgem’s final determinations will be published later this year. The outcome of this process could have a significant impact on our permitted returns in the five years starting on 1 April 2026, our results of operations, cash flows and financial condition.
For further information, see pages 256 to 261, which explains our regulatory environment in detail.

Climate change commitments and targets
If we fail to meet our regulatory obligations, commitments or targets in relation to climate change and the energy transition, our reputation and business may be materially and adversely affected.
We have set ambitious climate performance targets and commitments, including on reductions to greenhouse gas emissions, and we aim to deliver the critical infrastructure necessary to achieve wider climate change objectives. If we are unable to identify and/or deliver upon actions necessary to meet such targets, including due to third-party action or inaction and/or evolving standards, oversight or other requirements, this could undermine our ability to deliver our clean energy transition strategy, subject us to accusations of (or legal challenges related to) greenwashing, damage our reputation and limit our ability to influence future energy policy. Achievement of our climate commitments and targets is subject to risks and uncertainties, many of which are outside of our control and depend on, among other factors, investment and changes in operating practices by other energy sector participants, in particular risks related to generation of electricity by third parties and advances in technology and regulatory requirements that could impact how individuals and households use electricity, as well as regulatory, commercial and social trends in the jurisdictions where we operate.

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

264	National Grid plc Annual Report and Accounts 2024/25
Internal control and risk factors continued

Growth and business development activity
Failure to respond to external market developments and execute our growth strategy may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners, or the cessation of existing business or activities, may not deliver target outcomes and may expose us to additional operational and financial risk.
Failure to grow our core business sufficiently and have viable options for new future business over the longer term, or failure to respond to the threats and opportunities presented by emerging technology or innovation (including for the purposes of adapting our networks to meet the challenges of increasing distributed energy resources), could negatively affect our credibility and reputation and jeopardise the achievement of intended financial returns.
Our business development activities (including the delivery of our growth ambition) involve acquisitions, disposals (including the proposed sale of Grain
LNG, announced in May 2024 and the sale of NGR, for which an agreement was announced on 24 February 2025 with Brookfield Asset Management), joint ventures, partnering and organic investment opportunities, such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies.

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
We may also be liable for the past acts, omissions or liabilities of companies or businesses we have acquired, which may be unforeseen or greater than anticipated. In the case of joint ventures, we may have limited control over operations and our joint venture partners may have interests that diverge from our own. We may also be required to seek additional licences or permits in connection with any such activities or initiatives, in particular with respect to transmission lines or renewable or other generation projects, which we may not be able to obtain on the timing, or terms anticipated, or at all.
The occurrence of any of these events could have a material adverse impact on our results of operations or financial condition, and could also impact our ability to enter into other transactions.
We may also be required to undertake certain acquisitions, investments or divestitures as mandated by regulatory bodies in the regions in which we operate. These could create financial or reputational risks or lead to changes to, or limitations being placed on, regulated activities and potentially, over the longer term, result in impairment of regulated assets and anticipated returns. As part of the UK Energy Act 2023, the UK Government announced its intention to create a new, operationally independent system operator and planner (ISOP)
to act as the NESO for the UK. The National Grid Electricity Systems Operator
(ESO) transferred out of the Group with effect from 1 October 2024. National
Grid continues to provide services to the NESO following separation, which could subject the Group to public and/or regulatory scrutiny related to the operational practices of the NESO. This could have a material adverse impact on our results of operations or financial condition.

Business performance
Current and future business performance may not meet our
expectations or those of our regulators and shareholders.
Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency and cost targets and service quality standards set by, or agreed with, our regulators.

If we do not meet these targets and standards, or if we are not able to deliver our price controls and rate plans successfully, we may not achieve the expected returns and benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.

Employees and others
We may fail to attract, develop and retain employees at all levels with the competencies (including leadership and business capabilities), values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.
Our ability to implement our strategy depends on the capabilities and performance of our employees and leadership at all levels of the business.
Our ability to implement our strategy and vision may be negatively affected by the loss of key personnel or an inability to adequately identify and plan for personnel requirements, including to attract, integrate, engage and retain appropriately qualified personnel (including people with the skills to help us deliver across our investment projects). Our ability to implement our strategy and vision may be negatively affected if significant disputes arise with our employees, such as failure to extend or renegotiate, as and when applicable, agreements with relevant trade unions.

As a result, there may be a material adverse effect on our business, financial condition, results of operations and prospects.
There is a risk that an employee, or someone acting on our behalf, may breach our internal controls or internal governance framework, or may contravene applicable laws and regulations. This could have an impact on the results of our operations, our reputation and our relationship with our regulators and other stakeholders.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	265

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
The cost of future environmental remediation obligations is often inherently difficult to estimate, and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are subject to regulation in relation to climate change and related reporting requirements, which are subject to significant change, and are affected by requirements to reduce our own carbon emissions as well as to enable a reduction in energy use by our customers. If more onerous requirements are imposed on our own operating and reporting requirements or our ability to recover these costs under regulatory frameworks changes, then this could have a material adverse impact on our business, reputation, results of operations and financial position.

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

These items can affect financial performance, and we disclose in our underlying results to reflect, among other items, major storm costs in the US that are recoverable in future periods where these are in excess of $100 million (in aggregate) in the financial year. Severe weather that causes outages or damages infrastructure, together with our actual or perceived response, could materially adversely affect operational and potentially business performance and our reputation.
Our insurance coverage may not cover all of the costs and liabilities we incur as the result of any damage or disruptions, including from these types of events outside our control, which in addition to any of the factors mentioned above may materially and adversely impact our business, results of operations and financial condition.

266	National Grid plc Annual Report and Accounts 2024/25
Internal control and risk factors continued

Reliance on IT systems
A failure of our information technology infrastructure could adversely impact our business and results of operations.
We rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure, including with the increasing use of artificial intelligence (AI) to meet our business requirements. Our systems may be vulnerable to damage from a variety of attacks or disruptions (including cyber-attacks), natural disasters, failures in hardware or software (including disruption to information systems of supporting technology, the possibility of obsolescence and the risk of serial defects on technology implemented by the Group), power fluctuations, unauthorised access to data and systems, loss or destruction of data (including confidential client information), human error, and other similar disruptions. Not all of these sources of threat are within our control, including fraud or malice on the part of third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, outbreaks of hostilities, or terrorist acts. Further, the use of AI may expose us to additional risk from cyber events and our employees may not have the experience to identify weaknesses in AI generated data. In addition we rely on third parties to support the operation of our IT hardware, software infrastructure and software-as-a-service applications, and cloud services. The security and privacy measures implemented by such third parties may not be sufficient to identify or prevent disruptions or cyber-attacks.

We cannot give assurance that any security measures we have implemented or may in the future implement will be sufficient to identify and prevent or mitigate such disruptions. Maintenance of these IT systems is important for our ongoing service delivery, and investment may be required in the future to further develop our IT capabilities and to protect against disruptions or security breaches.
The failure of our IT systems or those of our vendors to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, potentially significant reputational harm, increased overhead costs and loss of important information, and regulatory fines or other liabilities, any of which could have a material adverse effect on our business and results of operations. In addition, significant disruptions or breaches may require remedial steps to be taken, which could require us to incur significant costs. Although we maintain business continuity and/or disaster recovery plans, they may not in all circumstances be effective to timely resolve issues resulting from a disruption.

Supply chain disruptions
Supply chain disruption may materially and adversely affect our results of operations.
We may be impacted by supply chain disruptions and shortages of materials, equipment, labour and other resources that are critical to our business operations, including the delivery of major projects. Such disruptions may be further exacerbated by geopolitical tensions and the imposition of tariffs by the
US Federal Government. Long lead times for critical equipment, network components and replacement parts could restrict the availability and delay the construction, maintenance or repair of items that are needed to support our normal operations and may result in prolonged customer outages, which could in turn lead to unrecovered costs for such service interruptions. Demand for electric equipment is increasing due to utilities’ efforts to meet clean energy goals, planned capital expenditure projects and in order to prepare for more frequent extreme weather events at a time when manufacturing capacity and supply are decreasing.

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
This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers, and may also arise where customers, including consumers, are unable to pay us as a result of increasing commodity prices or adverse economic conditions impacting affordability.

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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	267

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

In 2022, Ofgem announced its Accelerated Strategic Transmission Investment
(ASTI) framework, aimed at achieving the UK government’s ambition of connecting 50 GW of offshore wind by 2030. Delivery of the 17 ASTI projects awarded to National Grid is expected to require an increase in the annual level of capital investment over the next decade. Our capacity to meet our commitments under the ASTI framework depends on a number of factors, including: the timely progression of awarded projects (including the planning stages and receipt of relevant approvals and consents); avoidance of significant supply chain disruptions and the continued availability of critical components;
access to necessary labour and our ability to execute the relevant projects in line with regulatory standards and expectations.
We are also undertaking significant capital investments in the US, including various renewable investment projects and leak-prone pipe replacements, further electric sector modernisation plans in Massachusetts, the Propel NY
Energy Transmission Project in New York, and investments in furtherance of
New York’s Climate Leadership and Community Protection Act (CLCPA).
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
Pandemics can also result in extraordinary economic circumstances in our markets which could negatively affect our customers’ ability to pay their invoices in the US or the charges payable to the suppliers for transmission and distribution services in the UK. Measures such as the suspension of debt collection and customer termination activities across our service area in response to such pandemics are likely to result in near-term lower customer collections, and could result in increasing levels of bad debt and associated provisions.

The extent to which pandemics may affect our liquidity, business, financial condition, results of operations and reputation will depend on future developments, which are highly uncertain, and will depend on the severity of the relevant pandemic, the scope, duration, cost to us and overall economic impact of actions taken to contain it or treat its effects.

268	National Grid plc Annual Report and Accounts 2024/25
Internal control and risk factors continued

Financial risks

Financing and liquidity
An inability to access capital markets on commercially acceptable terms could affect how we maintain and grow our businesses.
We have historically financed our growth through a combination of funding sources, including retained operating cashflows, use of scrip dividend programme and issuances of senior and hybrid debt securities. As part of our five-year financial framework, we anticipate making approximately £60 billion of capital investments between 2024/25 and 2028/29, which we intend to finance through a package of funding sources that includes a combination of these sources of liquidity, as well as the net proceeds of the 2024 Rights Issue of around £7 billion, completed in June 2024. As further discussed below, reliance on these sources of liquidity can expose us to the risk of higher financing costs and the imposition of restrictions on our business.
Some of the debt we issue is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators, such as limits on debt to equity or regulatory capital values ratios, may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.
Financial markets can be subject to periods of volatility, including with respect to interest rates, and shortages of liquidity, for example as a result of unexpected political or economic events (such as pandemics or the conflict in
Ukraine). If we were unable to access the capital markets or other sources of finance on commercially acceptable terms, our cost of financing may increase, and the manner in which we implement our strategy may need to be reassessed.
Such events could have a material adverse impact on our business, results of operations and prospects.
Some of our regulatory agreements and/or specific regulatory entities impose lower limits for the credit ratings that certain companies or securities issued by certain companies within the Group must hold or the amount of equity within their capital structures, including a limit requiring certain entities within the
Group or securities issued by them to hold an investment-grade credit rating.

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
Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity, restrictions on disposals and financial covenants, such as restrictions on the level of subsidiary indebtedness and minimum credit rating requirements.
Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.

Exchange rates, interest rates and commodity price indices
Changes in foreign currency rates, interest rates or commodity prices could materially impact our earnings or financial condition.
We have significant operations in the US and are therefore subject to the exchange rate risks normally associated with non-UK operations, including the need to translate US assets and liabilities, and income and expenses, into sterling (our reporting currency).
As part of our ongoing capital expenditure requirements and investment projects, as well as projects planned under the ASTI programme, we are also exposed to currency fluctuations related to the purchase of equipment and components in currencies other than sterling.

In addition, our results of operations and net debt position may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity price indices and exchange rates, in particular the dollar-to-
sterling exchange rate.
Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure (such as those relating to the purchase of electricity and gas in the US), or by cash collateral movements relating to derivative market values, which also depend on the sterling or US dollar exchange rate into euro and other currencies.

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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	269

Index to Directors’ Report and other disclosures, as required under the Companies Act 2006
AGM	271	Financial instruments	206–208 and 253
Articles of Association	270	Future developments	16–17, 25–33
Audit information	153–161	Greenhouse gas emissions	20
Board of Directors	99–102	Human rights	56 and 277
Business model	8–10	Important events affecting the Company during the year	11–13
Change of control provisions	276	Internal control	34–35
Code of Ethics	276	Internal control over financial reporting	262
Conflicts of interest	276	Listing Rule 6.6.1 R cross-reference table	278
Directors’ indemnity	276	Material interests in shares	272
Directors’ service contracts and letters of appointment	136	Colleagues	23
Directors’ share interests	132	Political donations and expenditure	278
Diversity	111	Research, development and innovation	278
Dividends	191	Risk management	34–41
Events after the reporting period	271	Share capital	254

270	National Grid plc Annual Report and Accounts 2024/25
Shareholder information

Articles of Association
The following description is a summary of the
material terms of our Articles of Association
(Articles) and applicable English law. It is
a summary only and is qualified in its entirety
by reference to the Articles.
The Articles set out the Company’s internal
regulations. Copies are available on our
website at nationalgrid.com/corporate-
governance and upon request. Amendments
to the Articles have to be approved by at least
75% of those voting at a general meeting of
the Company. Subject to company law and
the Articles, the Directors may exercise all the
powers of the Company. They may delegate
authorities and decision making and the day-
to-day management to individual Executive
Directors and Committees on page 98.
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
The compensation awarded to the Executive
Directors is determined by the Remuneration
Committee. Further details of Directors’
remuneration are set out in the Directors’
Remuneration Report (see pages 121 - 149).
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
The Articles provide that they must be
recommended by the Board or the Company
must have received written confirmation of
their willingness to act as Director. Under the
Articles, each Director must retire at least
every three years and be eligible for re-
election should they wish to continue to serve.
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
Restrictions
There are no restrictions on the transfer or sale
of ordinary shares. Some of the Company’s
employee share plans, details of which are
contained in the Directors’ Remuneration
Report on pages 121 – 149, include
restrictions on the transfer of ordinary shares
while the ordinary shares are subject to the
plan. Where, under an employee share plan
operated by the Company, participants are the
beneficial owners of the ordinary shares but
not the registered owner, the voting rights may
be exercised by the registered owner at the
direction of the participant. Treasury shares
do not attract a vote or dividends.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	271

General meetings
AGMs must be convened each year within six months of the Company’s accounting reference date upon 21 clear days’ advance written notice.
Under the Articles, any other general meeting may be convened provided at least 14 clear days’ written notice is given, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a general meeting by shorter notice. The notice must specify, among other things, the nature of the business to be transacted and the place, the date and the time of the meeting. The 2025 AGM will be held as a combined physical and electronic meeting. Shareholders should monitor our website at nationalgrid.com/investors for any updates to the arrangements for the AGM.
Rights of non-residents
There are no restrictions under the Articles that would limit the rights of persons not resident in the UK to vote in relation to ordinary shares.
Depositary payments to the Company
The Bank of New York Mellon (the ‘Depositary’) reimburses the Company for certain expenses it incurs in relation to the ADS programme, which consist of the expenses for the mailing of annual financial reports, printing and distributing dividend cheques, the electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors.
For the period 22 May 2024 to 14 May 2025, the Company received a total of $1,906,095.88 in reimbursements from the Depositary consisting of
$101,782.80, $1,176,266.82 and $628,046.26 received on 7 August 2024, 22 August 2024 and 24 February 2025 respectively. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company. Any questions from ADS holders should be directed to the Depositary at the contact details on page 302.
Description of securities other than equity securities: Depositary fees and charges
The Depositary collects fees by deducting them from the amounts distributed or by selling a portion of distributable property for:
•delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them; and
•making distributions to investors (including, it is expected, cash dividends).
The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
The Company’s Deposit agreement under which the ADSs are issued allows a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2024/25 final dividend will be charged a fee of
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
Events after the reporting period
A post balance sheet event occurred. Please see note 36 on page 247 for details.
Exchange controls
There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in Taxation on pages 274 and 275 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

272	National Grid plc Annual Report and Accounts 2024/25
Shareholder information continued

Share information
National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG. The ADSs are listed on the New York Stock
Exchange under the symbol NGG.
As at 14 May 2025, the share capital of the Company consists of 5,132,617,708 ordinary shares of 12 204⁄473 pence nominal value each and ADSs, which represent five ordinary shares each.
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
Other than as stated below as far as we are aware, there are no persons with significant direct or indirect holdings in the Company. Information provided pursuant to FCA’s DTR is published on the Regulatory Information Service and on the Company’s website.
The UK City Code on Takeovers and Mergers imposes strict disclosure requirements regarding dealings in the securities of an offeror or offeree company, and also on their respective associates, during the course of an offer period. Other regulators in the UK, US and elsewhere may have, or assert, notification or approval rights over acquisitions or transfers of shares.
Material interests in shares
As at 31 March 2025, National Grid plc had received notice, under the DTRs, in respect of the following holdings of 3% or more of the voting rights in its issued ordinary share capital:

	Number of ordinary shares	% of voting rights[1]	Date of last notification of interest
BlackRock, Inc.	254,134,567	7.55	18 November 2024
Bank of America Corporation	216,654,059	5.89	7 June 2023
The Capital Group Companies, Inc.	182,521,721	4.99	8 September 2022
1.This number is calculated in relation to the issued share capital at the time the holding was disclosed.
As at 14 May 2025, no further notifications have been received.
The rights attached to ordinary shares are detailed on page 270. All ordinary shares and all major shareholders have the same voting rights.
The Company is not, to the best of its knowledge, directly or indirectly controlled.
Authority to purchase shares
Shareholder approval was given at the 2024 AGM to purchase up to 10% of the Company’s share capital (being 372,153,936 ordinary shares).
The Directors will seek shareholder approval to renew this authority at the 2025 AGM.
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
At the 2024 AGM, the Company sought authority to purchase ordinary shares in the capital of the Company as part of the management of the dilutive effect of share issuances under the Scrip Dividend Scheme. During the year, the Company did not purchase any of its own shares, and does not expect to do so whilst delivering strong asset growth.

	Number of shares	Total nominal value		% of called up share capital
Shares held in Treasury purchased in prior years[1]	247,391,032	£30,753,895.73	[2]	6.24	[1]
Shares purchased and held in Treasury during the year	—	—		—
Shares transferred from Treasury during the year (to employees under employee share plans)	11,897,097	£1,478,962.59		0.23	[3]
Maximum number of shares held in Treasury during the year[4]	247,391,032	£30,753,895.73	[2]	4.82	[3]
1.Called-up share capital: 3,967,138,214 ordinary shares as at 31 March 2024.
2.  Nominal value: 12 204⁄473 pence per ordinary share.
3.  Called-up share capital: 5,132,617,708 ordinary shares as at the date of this report.
4.  Maximum number of shares held in Treasury during the year as at 31 March 2025.
As at 14 May 2025, the Company’s issued share capital comprised 5,132,617,708 ordinary shares including 231,181,188 ordinary shares held in treasury. This represented 4.50% of the Company’s called-up share capital.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	273

Authority to allot shares
Shareholder approval was given at the 2024 AGM to allot shares of up to one third of the Company’s share capital. The Directors are seeking a similar authority this year. The Directors consider that the Company will have sufficient flexibility with this level of authority to respond to market developments and that this authority is in line with investor guidelines.
The Directors currently have no intention of issuing new shares, or of granting rights to subscribe for or to convert any security into shares, except in relation to, or in connection with, the operation and management of the Company’s Scrip Dividend Scheme and the exercise of options under the Company’s employee share plans. No issue of shares will be made that would effectively alter control of the Company without the sanction of shareholders in a general meeting.
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
entitled to the dividend. This arrangement is expected to continue for future dividends.
Shareholder analysis
The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2025:

	Number of shareholders	% of shareholders[1]	Number of shares	% of shares[1]
1 – 50	126,529	20	395,1473	0
51 – 100	16,0244	25	11,265,974	0.28
101 – 500	273,010	43	57,602,885	1.45
501 – 1,000	39,294	6	27,292,457	0.69
1,001 – 10,000	37,315	6	91,146,916	2
10,001 – 50,000	1,531	0	28,584,621	0.72
50,001 – 100,000	201	0	14,274,195	0.36
100,001 – 500,000	460	0	109,401,059	2.76
500,001 – 1,000,000	135	0	97,580,250	2.46
1,000,001+	310	0	3,526,038,384	88.88
Total	639,029	100	3,967,138,214	100
1.Percentages have been rounded to two decimal places.

274	National Grid plc Annual Report and Accounts 2024/25
Shareholder information continued

Taxation
This section provides information about
certain US federal income tax and UK tax
consequences for US Holders (defined below)
of owning ADSs and ordinary shares. A US
Holder is the beneficial owner of ADSs or
ordinary shares who:
•is for US federal income tax purposes
(1) an individual citizen or resident of the
US; (2) a corporation created or organised
under the laws of the US, any state thereof
or the District of Columbia; (3) an estate,
the income of which is subject to US
federal income tax without regard to its
source; or (4) a trust, if a court within the
US is able to exercise primary supervision
over the administration of the trust and one
or more US persons have the authority to
control all substantial decisions of the
trust, or the trust has elected to be treated
as a domestic trust for US federal income
tax purposes;
•is not resident in the UK for UK tax
purposes; and
•does not hold ADSs or ordinary shares in
connection with the conduct of a business
or the performance of services in the UK
or otherwise in connection with a branch,
agency or permanent establishment in
the UK.
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
•financial institutions;
•insurance companies;
•dealers in securities or currencies;
•investors who elect mark-to-market
treatment;
•entities treated as partnerships or other
pass-through entities and their partners;
•individual retirement accounts and other
tax-deferred accounts;
•tax-exempt organisations;
•investors who own (directly or indirectly)
10% or more of our shares (by vote or
value);
•investors who hold ADSs or ordinary
shares as a position in a straddle, hedging
transaction or conversion transaction;
•individual investors who have ceased to be
resident in the UK for a period of five years
or less;
•persons who have ceased to be US
citizens or lawful permanent residents of
the US; and
•US Holders whose functional currency is
not the US dollar.
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
Based on our audited financial statements and
the nature of our business activities, we believe
that we were not treated as a Passive Foreign
Investment Company (PFIC) for US federal
income tax purposes with respect to our taxable
year ended 31 March 2025. In addition, based
on our current expectations regarding the value
and nature of our assets, the sources and
nature of our income, and the nature of
our business activities, we do not anticipate
becoming a PFIC in the foreseeable future.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	275

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
The rate of stamp duty or SDRT will generally
be 1.5% of the value of the consideration
or, in some circumstances, the value of the
ordinary shares concerned. However, there is
no 1.5% SDRT charge on the issue of ordinary
shares (or, where a transfer is made in the
course of a “capital raising arrangement”,
being arrangements pursuant to which
securities are issued by a company for the
purpose of raising new capital) to the
Depositary or the Custodian.
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
You can find CGT information relating
to National Grid shares for UK resident
shareholders on the investors section of our
website nationalgrid/investors Share prices on
specific dates are also available on our
website.
All-employee share plans
The Company has a number of all-employee
share plans as described below, which
operated during the year. These allow UK-
or US-based employees to participate in tax-
advantaged plans and to become
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
Fair Market Value (FMV). Under the plan,
employees may contribute up to 20% of
base pay each year, up to a maximum annual
contribution of $21,250, to purchase $25,000
worth of ADSs at FMV.
US Incentive Thrift Plan
The Thrift Plan is open to all US employees
of participating National Grid companies; this
is a tax-advantaged savings plan (commonly
referred to as a 401(k) plan). This is a defined
contribution pension plan that gives
participants the opportunity to invest up to
applicable federal salary limits. The federal
limits for calendar year 2024 were: for pre-tax
contributions or Roth 401(k) after tax
contributions, a maximum of 50% of salary
limited to $23,000 for those under the age of
50 and $30,500 for those aged 50 and above;
and for post-tax contributions, up to 15%
of salary. The total amount of employee
contributions (pre-tax, Roth 401(k) and after
tax) could not exceed 50% of compensation.
The total amount of employee and employer
contributions collectively were subject to the
federal annual contribution limit of $69,000 for
those under the age of 50 and $76,500 for
those aged 50 and above. For the calendar
year 2025, participants may invest up to the
applicable federal salary limits: for pre-tax
contributions or Roth 401(k) after tax
contributions, this is a maximum of 50% of
salary limited to $23,500 for those under the
age of 50 and a standard limit of $31,000 for
those aged 50 and above. For those who will
be ages 60 to 63 by the end of calendar year
2025, the limit is $34,750 which is $3,750
higher than the standard limit for those 50 and
above. For post-tax contributions, this is up to
15% of salary.
The total amount of employee contributions
(pre-tax, Roth 401(k) and after tax) may not
exceed 50% of compensation. The total
amount of employee and employer
contributions collectively are subject to the
federal annual contribution limit of $70,000 for
those under the age of 50, a standard annual
contribution limit of $77,500 for those aged 50
and above and $81,250 for those who will be
ages 60 to 63 by the end of calendar year
2025. New contributions or exchanges into
the National Grid ADR Fund within the plan
are limited to 20% of a participant’s
account balance.

276	National Grid plc Annual Report and Accounts 2024/25
Other disclosures

Change of control provisions
No compensation would be paid for loss of
office of Directors on a change of control of
the Company. As at 31 March 2025, the
Company had borrowing facilities of £6 billion
available and loans of £0.2 billion with a
number of banks, which, on a change of
control of the Company following a takeover
bid, may alter or terminate. All of
the Company’s share plans contain provisions
relating to a change of control. Outstanding
awards and options would normally vest and
become exercisable on a change of control,
subject to the satisfaction of any performance
conditions at that time. In the event of
a change of control of the Company, a
number of governmental and regulatory
consents or approvals are likely to be
required, arising from laws or regulations of
the UK or the US. Such consents or approvals
may also be required for acquisitions of equity
securities that do not amount to a change
of control.
No other agreements that take effect, alter
or terminate upon a change of control of the
Company following a takeover bid are
considered to be significant in terms of their
potential impact on the business as a whole.
Code of Ethics
The Board has adopted a Code of Ethics.
The Group’s Code of Ethics is available on
our website nationalgrid.com.
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
Directors’ indemnity and
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
Employees
We negotiate with recognised unions.
It is our policy to maintain well-developed
communications and consultation
programmes and there have been no material
disruptions to our operations from labour
disputes during the past four years. National
Grid believes that it can conduct its
relationships with trade unions and employees
in a satisfactory manner. Further details on
the Company’s colleagues can be found
on page 23.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	277

Human rights and modern slavery
As a responsible business, we take pride in
treating all employees and those working on
our behalf fairly and ensuring they thrive in a
respectful, safe, and inclusive environment.
Our commitment to maintaining the highest
standards of ethical conduct is reflected in our
robust policies and procedures.
Our Supplier Code of Conduct sets out our
expectations to respecting, protecting and
promoting human rights. This aligns with the
UN Guiding Principles on Business and
Human Rights, the 10 Principles of the United
Nations Global Compact (UNGC), the
International Labour Organization (ILO) core
labour standards, the Ethical Trading Initiative
(ETI) Base Code, the UK Modern Slavery Act
2015, the US Victims of Trafficking and
Violence Protection Act 2000, the US
Department of State Guiding Principles to
Combat Human Trafficking, and the
requirements of the Living Wage Foundation
for UK suppliers. Additionally, it adheres to US
wage and hour laws, such as the Fair Labor
Standards Act. This code is updated and
communicated to our suppliers annually to
ensure continued collaboration.
We produce an annual Modern Slavery
Statement which outlines the actions we take
to assess potential risk in our wider operations
and take actions to address this. This includes
working collaboratively in the sector through
several membership organisations to build
awareness and capability in the supply chain.
We publish our Statement on the UK Home
Office modern slavery registry and encourage
our UK suppliers to publish a Statement on
modern slavery, regardless of whether it is
a legal obligation to do so.
We have engaged with Churches, Charities
and Local Authorities (CCLA) Investment
Management Limited, which established ‘Find
it, Fix it, Prevent it’ as a collaborative investor
engagement programme with the aim to use
the leverage of investors to help companies
‘find, fix and prevent’ modern slavery in their
supply chain. We keep engaging with CCLA
on how they can enhance the approach
to developing a benchmarking report of the
FTSE 100 companies and we continue to
improve corporate engagement and drive
positive change.
As a signatory member of UNGC, we
participated in its Business and Human Rights
Accelerator programme to increase our
awareness of the key considerations while
also providing guidance on how an
organisation can develop its strategy for
managing any actual or potential risks
associated with modern slavery.
We have been actively involved in the Supply
Chain Sustainability School (SCSS) Labour
working group and we were the first client
level signatory, alongside many of our main
contractors of the People Matter Charter. We
have also contributed to prioritising the key
focus of the Built Environment Against Slavery
Group in line with our business supply chain
sustainability strategy priorities.
Our People
Our employees are at the heart of what we do,
which is why we participated in the 2024
Workforce Disclosure Initiative (WDI). National
Grid has completed the WDI survey for the
past six years and we continue to enhance our
data year on year, obtaining a scorecard of
85% overall for our 2023 submission, above
the Utilities sector average. We obtained
100% in several sections, including Risk
assessment & human rights due diligence,
Worker voice & Representation, Supply Chain
Transparency, Responsible Sourcing and
Supply Chain Working Conditions.
Our recruitment programme is designed to
provide equal opportunities, comply with local
legislation, and guarantee that all employees
have the appropriate rights to work. We use
employment agency partners for attracting
temporary workers and they are contracted to
uphold the same standards of employment
that we offer our direct employees. Contract
Managers actively oversee these agencies,
ensuring they meet our rigorous employment
requirements, including relevant screenings,
paying the Real Living Wage, and adhering to
the ‘employer pays’ principle, which is a
commitment by employers to cover all costs
associated with the recruitment of workers,
rather than passing these costs on to the
workers themselves. This means that no
employee should ever have to pay towards
becoming a temporary or permanent worker
within our organisation or supply chain.
In the UK, we are committed to paying our
employees, trainees, and contractors working
on our behalf at least the Real Living Wage, as
determined by the Living Wage Foundation. In
the US, we ensure that all our employees
receive at least the minimum wage, with
prevailing wages paid in New York.
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
Property, plant, equipment and
borrowings
This information can be found in note 13 to
the financial statements (Property, plant and
equipment) on pages 199 – 201, and note 33
(Borrowings) on page 254. The Group does
not have any encumbrances on material
operational assets. At present, environmental
issues are not preventing our UK and US
businesses from utilising any material
operating assets in the course of their
operations. It is inherent in our business that
assets may be affected by environmental
issues, see risk factor included on page 263
on potentially harmful activities.

278	National Grid plc Annual Report and Accounts 2024/25
Other disclosures continued

UK principal offices
In the UK, our core regulated businesses
focus on electricity transmission and
distribution.
•Owned office space: Bristol, Cardiff, Castle
Donnington, Plymouth and Warwick
•Leased office space: London
US principal offices
In North America, our core regulated
businesses focus on transmission, distribution
and retail of gas and electricity.
•Owned office space: Syracuse, Buffalo,
Albany, Hicksville and Melville in New York.
Northborough in Massachusetts.
•Leased office space: Waltham and Boston
in Massachusetts.
•Brooklyn in New York.
Listing Rule 6.6.1 R cross-
reference table
Information required to be disclosed by LR
6.6.1 R (starting on page indicated):

Interest capitalised	Page 185
Publication of unaudited financial information	Page 279
Details of long-term incentive schemes	Page 141
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director	Not applicable
Non-pre-emptive issues of equity for cash	Not applicable
Item (7) in relation to major subsidiary undertakings	None
Parent participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Page 278
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Page 273
Shareholder waivers of future dividends	Page 273
Agreements with controlling shareholders	Not applicable
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
Act 2000. In the US, we have established two
Political Action Committees, funded voluntarily
by employees, to support candidates who
share our vision, have positive impacts on the
communities we serve and are making a
difference, as set out in our Global Corporate
Policy on Political Contributions. National Grid
US’s affiliated New York and federal political
action committees (PAC) made political
contributions in the US totalling $76,650
during the year.
National Grid US’s affiliated New York PAC
(NYPAC) and National Grid US’s affiliated
federal PAC were funded wholly by voluntary
employee contributions. Neither PAC received
any corporate contributions during the past
fiscal year.
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
Research, development
and innovation activity
Indications of our activities in the field of
research and development and innovation are
provided throughout the Strategic Report and
the Directors’ report, including:
•In our business unit sections on pages 25 –
33.
•Within UK ET, in December, we submitted
our five-year business plan to Ofgem. This
plan is the largest overhaul of the UK
electricity grid in generations and will
significantly reduce the UK’s reliance on
fossil fuels. The UK ET plan sets out
investment of up to £35 billion between
2026 and 2031, around two and a half times
UK ET’s investment over the previous
period (RIIO-T2).
•In US NE, our ESMP, or Future Grid Plan,
was approved as a strategic roadmap by
the MADPU. The plan outlines c.$2 billion in
anticipatory investments in the electrical
distribution system that are foundational to
meeting energy demand that is projected to
more than double by 2050.
•In US NY, we commissioned the largest
dynamic line rating (DLR) project in the US
and the first in New York State, using 26
LineVision sensors on four 115 kV lines in
Western New York. This allows us to reduce
curtailment of renewable energy and
congestion in constrained areas, limiting
unnecessary transmission upgrades and
new builds.
•National Grid Partners, in 2024/25, invested
more than $50 million in start ups – and
committed to invest an additional $100
million in AI startups.
Further examples of our innovation activity can
be found as examples of our strategy priorities
on pages 14 and 15.
Investment in research and development
during the year for the Group was £43 million
(2023/24: £32 million). We only disclose
directly incurred expenditure, and not those
amounts our partners contribute to joint
or collaborative projects. Collaborating across
the industry has played a crucial role in our
ability to develop new programmes and deliver
value to our stakeholders throughout 2024/25.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	279
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
Following the Rights Issue and the restatement of prior year earnings per share to reflect the impact of the bonus element within the IFRS results, the same restatement has been applied to all our earnings per share APM metric comparatives. We have also changed the methodology used to calculate our Group RoE metric, as noted in the detailed calculation. Comparative amounts have been restated accordingly.
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
We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance
Measures (RPMs). They comprise: Group RoE, operating company RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth and regulated asset growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses.
In previous years, we additionally used Value Added and Value Growth APMs to monitor the performance of the Group. These metrics were linked to Executive LTPP incentive awards that fully vested in 2023/24. On the basis that the Group no longer uses these measures, the disclosure of these additional Group APMs has been discontinued in 2024/25.
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
Alternative performance measures
Net revenue and underlying net revenue
‘Net revenue’ is revenue less pass-through costs, such as UK system balancing costs and gas and electricity commodity costs in the US. Pass-
through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-
recovery. ‘Underlying net revenue’ further adjusts net revenue to remove the impact of ‘timing’, i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments).

Year ended 31 March 2025	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,619	(455)	2,164	151	2,315
UK Electricity Distribution	2,424	(185)	2,239	(407)	1,832
UK Electricity System Operator	1,029	(1,217)	(188)	479	291
New England	4,306	(1,658)	2,648	(61)	2,587
New York	6,689	(2,487)	4,202	343	4,545
National Grid Ventures	1,397	—	1,397	—	1,397
Other	122	—	122	—	122
Sales between segments	(208)	—	(208)	—	(208)
Total – continuing operations	18,378	(6,002)	12,376	505	12,881
Discontinued operations	—	—	—	—	—
Total	18,378	(6,002)	12,376	505	12,881

280	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

Year ended 31 March 2024	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,735	(225)	2,510	(363)	2,147
UK Electricity Distribution	1,795	(233)	1,562	159	1,721
UK Electricity System Operator	3,788	(2,605)	1,183	(800)	383
New England	3,948	(1,653)	2,295	69	2,364
New York	6,094	(2,057)	4,037	20	4,057
National Grid Ventures	1,389	—	1,389	—	1,389
Other	244	—	244	—	244
Sales between segments	(143)	—	(143)	—	(143)
Total – continuing operations	19,850	(6,773)	13,077	(915)	12,162
Discontinued operations	—	—	—	—	—
Total	19,850	(6,773)	13,077	(915)	12,162

Year ended 31 March 2023	Gross revenue[1] £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	1,987	(217)	1,770	112	1,882
UK Electricity Distribution	2,045	(418)	1,627	139	1,766
UK Electricity System Operator	4,690	(4,152)	538	(207)	331
New England	4,427	(2,095)	2,332	39	2,371
New York	6,994	(2,957)	4,037	(53)	3,984
National Grid Ventures	1,341	—	1,341	—	1,341
Other	317	—	317	—	317
Sales between segments	(142)	—	(142)	—	(142)
Total – continuing operations	21,659	(9,839)	11,820	30	11,850
Discontinued operations	1,604	(658)	946	(12)	934
Total	23,263	(10,497)	12,766	18	12,784
1.Excluding exceptional income.
Adjusted profit measures
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on pages 79 – 89 and reconciled below.
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
Underlying results – further adapts our adjusted results for continuing operations to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the
US or regulatory price controls in the UK (but excluding certain totex-related allowances in NGET and adjustments or allowances for pension deficit contributions). For 2024/25, as highlighted below, our underlying results exclude £505 million (2023/24: £915 million) of timing differences as well as £87 million (2023/24: £226 million) of major storm costs (as costs, net of in-year allowances and deductibles exceeded our $100 million threshold in both years). We expect to recover major storm costs incurred through regulatory mechanisms in the US. Underlying results also exclude deferred tax in our UK regulated businesses (NGET and NGED). Our UK regulated revenues contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures.
Constant currency – the adjusted profit measures are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	281

Reconciliation of statutory, adjusted and underlying profits from continuing operations at actual exchange rates

Year ended 31 March 2025	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,277	—	1,277	151	—	—	1,428
UK Electricity Distribution	1,598	12	1,610	(407)	—	—	1,203
UK Electricity System Operator	(213)	(151)	(364)	479	—	—	115
New England	1,008	(26)	982	(61)	3	—	924
New York	1,269	(246)	1,023	343	84	—	1,450
National Grid Ventures	5	375	380	—	—	—	380
Other	(10)	(133)	(143)	—	—	—	(143)
Total operating profit	4,934	(169)	4,765	505	87	—	5,357
Net finance costs	(1,357)	(4)	(1,361)	—	—	—	(1,361)
Share of post-tax results of joint ventures and associates	73	2	75	—	—	—	75
Profit before tax	3,650	(171)	3,479	505	87	—	4,071
Tax	(821)	(40)	(861)	(133)	(23)	401	(616)
Profit after tax	2,829	(211)	2,618	372	64	401	3,455

Year ended 31 March 2024	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,674	3	1,677	(363)	—	—	1,314
UK Electricity Distribution	975	18	993	159	—	—	1,152
UK Electricity System Operator	382	498	880	(800)	—	—	80
New England	641	2	643	69	90	—	802
New York	362	498	860	20	136	—	1,016
National Grid Ventures	558	(89)	469	—	—	—	469
Other	(117)	57	(60)	—	—	—	(60)
Total operating profit	4,475	987	5,462	(915)	226	—	4,773
Net finance costs	(1,464)	(15)	(1,479)	—	—	—	(1,479)
Share of post-tax results of joint ventures and associates	37	64	101	—	—	—	101
Profit before tax	3,048	1,036	4,084	(915)	226	—	3,395
Tax	(831)	(152)	(983)	227	(61)	302	(515)
Profit after tax	2,217	884	3,101	(688)	165	302	2,880

Year ended 31 March 2023	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	993	2	995	112	—	—	1,107
UK Electricity Distribution	1,069	22	1,091	139	—	—	1,230
UK Electricity System Operator	237	1	238	(207)	—	—	31
New England	1,132	(424)	708	39	72	—	819
New York	541	200	741	(53)	186	—	874
National Grid Ventures	957	(467)	490	—	—	—	490
Other	(50)	81	31	—	—	—	31
Total operating profit	4,879	(585)	4,294	30	258	—	4,582
Net finance costs	(1,460)	(54)	(1,514)	—	—	—	(1,514)
Share of post-tax results of joint ventures and associates	171	19	190	—	—	—	190
Profit before tax	3,590	(620)	2,970	30	258	—	3,258
Tax	(876)	241	(635)	(4)	(70)	178	(531)
Profit after tax	2,714	(379)	2,335	26	188	178	2,727

282	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

Reconciliation of adjusted and underlying earnings from continuing operations at constant currency

		At constant currency
	Adjusted at actual exchange rate £m	Constant currency adjustment £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
Year ended 31 March 2024
UK Electricity Transmission	1,677	—	1,677	(363)	—	—	1,314
UK Electricity Distribution	993	—	993	159	—	—	1,152
UK Electricity System Operator	880	—	880	(800)	—	—	80
New England	643	(2)	641	69	90	—	800
New York	860	(3)	857	20	136	—	1,013
National Grid Ventures	469	—	469	—	—	—	469
Other	(60)		(60)	—	—	—	(60)
Total operating profit	5,462	(5)	5,457	(915)	226	—	4,768
Net finance costs	(1,479)	2	(1,477)	—	—	—	(1,477)
Share of post-tax results of joint ventures and associates	101	—	101	—	—	—	101
Profit before tax	4,084	(3)	4,081	(915)	226	—	3,392
Tax	(983)	1	(982)	227	(61)	302	(514)
Profit after tax	3,101	(2)	3,099	(688)	165	302	2,878
Attributable to non-controlling interests	(1)	—	(1)	—	—	—	(1)
Earnings	3,100	(2)	3,098	(688)	165	302	2,877
Earnings per share (pence)[1]	77.7	(0.1)	77.6	(17.2)	4.1	7.6	72.1
1.Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

		At constant currency
	Adjusted at actual exchange rate £m	Constant currency adjustment £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
Year ended 31 March 2023
UK Electricity Transmission	995	—	995	112	—	—	1,107
UK Electricity Distribution	1,091	—	1,091	139	—	—	1,230
UK Electricity System Operator	238	—	238	(207)	—	—	31
New England	708	(26)	682	37	69	—	788
New York	741	(27)	714	(51)	179	—	842
National Grid Ventures	490	(1)	489	—	—	—	489
Other	31	—	31	—	—	—	31
Total operating profit	4,294	(54)	4,240	30	248	—	4,518
Net finance costs	(1,514)	22	(1,492)	—	—	—	(1,492)
Share of post-tax results of joint ventures and associates	190	(1)	189	—	—	—	189
Profit before tax	2,970	(33)	2,937	30	248	—	3,215
Tax	(635)	8	(627)	(4)	(68)	178	(521)
Profit after tax	2,335	(25)	2,310	26	180	178	2,694
Attributable to non-controlling interests	—	—	—	—	—	—	—
Earnings	2,335	(25)	2,310	26	180	178	2,694
Earnings per share (pence)[1]	59.0	(0.6)	58.4	0.7	4.6	4.5	68.1
1.Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	283

Earnings per share calculations from continuing operations
The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures.

	Profit after tax £m	Non- controlling interest £m	Profit after tax attributable to shareholders £m	Weighted average number of shares millions	Earnings per share pence
Year ended 31 March 2025
Statutory	2,829	(3)	2,826	4,707	60.0
Adjusted	2,618	(3)	2,615	4,707	55.6
Underlying	3,455	(3)	3,452	4,707	73.3

	Profit after tax £m	Non- controlling interest £m	Profit after tax attributable to shareholders £m	Weighted average number of shares millions[1]	Earnings per share pence[1]
Year ended 31 March 2024
Statutory	2,217	(1)	2,216	3,991	55.5
Adjusted	3,101	(1)	3,100	3,991	77.7
Underlying	2,880	(1)	2,879	3,991	72.1
Underlying at constant currency	2,878	(1)	2,877	3,991	72.1
1.Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

	Profit after tax £m	Non- controlling interest £m	Profit after tax attributable to shareholders £m	Weighted average number of shares millions[1]	Earnings per share pence[1]
Year ended 31 March 2023
Statutory	2,714	—	2,714	3,956	68.6
Adjusted	2,335	—	2,335	3,956	59.0
Underlying	2,727	—	2,727	3,956	68.9
Underlying at constant currency	2,694	—	2,694	3,956	68.1
1.Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

284	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

Reconciliation of total Group statutory operating profit to adjusted earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED)

Year ended 31 March	Including timing, major storm costs and deferred tax on underlying profits in NGET and NGED			Excluding timing, major storm costs and deferred tax on underlying profits in NGET and NGED
	2025	2024	2023	2025	2024	2023[1]
	£m	£m	£m	£m	£m	£m
Continuing operations
Adjusted operating profit	4,765	5,462	4,294	5,357	4,773	4,582
Adjusted net finance costs	(1,361)	(1,479)	(1,514)	(1,361)	(1,479)	(1,514)
Share of post-tax results of joint ventures and associates	75	101	190	75	101	190
Adjusted profit before tax	3,479	4,084	2,970	4,071	3,395	3,258
Adjusted tax	(861)	(983)	(635)	(616)	(515)	(531)
Adjusted profit after tax	2,618	3,101	2,335	3,455	2,880	2,727
Attributable to non-controlling interests	(3)	(1)	—	(3)	(1)	—
Adjusted earnings from continuing operations	2,615	3,100	2,335	3,452	2,879	2,727
Exceptional items after tax	118	(852)	619	118	(852)	619
Remeasurements after tax	93	(32)	(240)	93	(32)	(240)
Earnings from continuing operations	2,826	2,216	2,714	3,663	1,995	3,106
Discontinued operations
Adjusted operating profit	—	—	714	—	—	702
Adjusted net finance costs	5	17	(295)	5	17	(295)
Share of post-tax results of joint ventures and associates	—	—	—	—	—	—
Adjusted profit before tax	5	17	419	5	17	407
Adjusted tax	(1)	(4)	(99)	(1)	(4)	(97)
Adjusted profit after tax	4	13	320	4	13	310
Attributable to non-controlling interests	—	—	—	—	—	—
Adjusted earnings from discontinued operations	4	13	320	4	13	310
Exceptional items and gain on disposal after tax	25	(4)	4,811	25	(4)	4,811
Remeasurements after tax	47	65	(48)	47	65	(48)
Earnings from discontinued operations	76	74	5,083	76	74	5,073
Total Group (continuing and discontinued operations)
Adjusted operating profit	4,765	5,462	5,008	5,357	4,773	5,284
Adjusted net finance costs	(1,356)	(1,462)	(1,809)	(1,356)	(1,462)	(1,809)
Share of post-tax results of joint ventures and associates	75	101	190	75	101	190
Adjusted profit before tax	3,484	4,101	3,389	4,076	3,412	3,665
Adjusted tax	(862)	(987)	(734)	(617)	(519)	(628)
Adjusted profit after tax	2,622	3,114	2,655	3,459	2,893	3,037
Attributable to non-controlling interests	(3)	(1)	—	(3)	(1)	—
Adjusted earnings from continuing and discontinued operations	2,619	3,113	2,655	3,456	2,892	3,037
Exceptional items after tax	143	(856)	5,430	143	(856)	5,430
Remeasurements after tax	140	33	(288)	140	33	(288)
Total Group earnings from continuing and discontinued operations	2,902	2,290	7,797	3,739	2,069	8,179
Reconciliation of adjusted EPS to statutory earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED)

Year ended 31 March	Including timing, major storm costs and deferred tax on underlying profits in NGET and NGED			Excluding timing, major storm costs and deferred tax on underlying profits in NGET and NGED
	2025	2024[1]	2023[1]	2025	2024[1]	2023[1]
	pence	pence	pence	pence	pence	pence
Adjusted EPS from continuing operations	55.6	77.7	59.0	73.3	72.1	68.9
Exceptional items and remeasurements after tax from continuing operations	4.4	(22.2)	9.6	4.4	(22.2)	9.6
EPS from continuing operations	60.0	55.5	68.6	77.7	49.9	78.5
Adjusted EPS from discontinued operations	—	0.3	8.1	—	0.3	7.8
Exceptional items and remeasurements after tax from discontinued operations	1.6	1.6	120.4	1.6	1.6	120.4
EPS from discontinued operations	1.6	1.9	128.5	1.6	1.9	128.2
Total adjusted EPS from continuing and discontinued operations	55.6	78.0	67.1	73.3	72.4	76.7
Total exceptional items and remeasurements after tax from continuing and discontinued operations	6.0	(20.6)	130.0	6.0	(20.6)	130.0
Total Group EPS from continuing and discontinued operations	61.6	57.4	197.1	79.3	51.8	206.7
1.Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	285

Timing and regulated revenue adjustments
As described on pages 256 – 261, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the prices we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences. If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over‑recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy-efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final.
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
are agreed with the regulators to match the expected payment profile for the liabilities. New England and New York in-year over/(under)-
recovery and all New England and New York balances have been translated using the average exchange rate of $1.27 for the year ended
31 March 2025.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2024 opening balance[1]	160	(282)	941	(452)	662	1,029	—	1,029
(Under)/over-recovery	(151)	407	(479)	61	(343)	(505)	—	(505)
Disposal	—	—	(462)	—	—	(462)	—	(462)
31 March 2025 closing balance to (recover)/return[2]	9	125	—	(391)	319	62	—	62

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2023 opening balance[1]	(213)	(124)	77	(383)	682	39	—	39
(Under)/over-recovery	363	(159)	800	(69)	(20)	915	—	915
31 March 2024 closing balance to (recover)/return[2]	150	(283)	877	(452)	662	954	—	954

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2022 opening balance[1]	(95)	22	(129)	(329)	631	100	(160)	(60)
(Under)/over-recovery	(112)	(139)	207	(37)	51	(30)	12	(18)
Disposals	—	—	—	(17)	—	(17)	148	131
31 March 2023 closing balance to (recover)/return[2]	(207)	(117)	78	(383)	682	53	—	53
1.Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in both the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK.
2.The closing balance at 31 March 2025 was £65 million over-recovered (translated at the closing rate of $1.29:£1). 31 March 2024 was £954 million over-recovered (including discontinued
operations and translated at the closing rate of $1.26:£1). 31 March 2023 was £59 million under-recovered (including discontinued operations and translated at the closing rate of $1.23:£1).

286	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

Capital investment at constant currency
Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

Year ended 31 March	At actual exchange rates			At constant currency
	2025	2024	change	2025	2024	change
	£m	£m		£m	£m
UK Electricity Transmission	2,999	1,912	57%	2,999	1,912	57%
UK Electricity Distribution	1,426	1,247	14%	1,426	1,247	14%
UK Electricity System Operator	—	85	(100%)	—	85	(100%)
New England	1,751	1,673	5%	1,751	1,668	5%
New York	3,289	2,654	24%	3,289	2,645	24%
Capital investment (regulated networks)	9,465	7,571	25%	9,465	7,557	25%
National Grid Ventures	378	662	(43%)	378	661	(43%)
Other	4	2	100%	4	2	100%
Group capital investment – continuing	9,847	8,235	20%	9,847	8,220	20%
Discontinued operations	—	—	—%	—	—	—%
Group capital investment – total	9,847	8,235	20%	9,847	8,220	20%
Capital expenditure
Capital expenditure (for the purposes of measuring green capex aligned to the EU Taxonomy) comprises additions to property, plant and equipment and intangible assets, but excludes capital prepayments and equity contributions to joint ventures and associates during the period.

	2025	2024
	£m	£m
Asset type:
Property, plant and equipment	8,894	7,124
Non-current intangible assets	478	481
Transfers from prepayments	87	43
Group capital expenditure – continuing	9,459	7,648
Equity investments in joint ventures and associates	116	332
Capital expenditure prepayments	359	298
Transfers to capital expenditure additions	(87)	(43)
Group capital investment – continuing	9,847	8,235
Cash flow statement used in credit metric calculation below
The table below re-analyses our IFRS operating cash flows for the purposes of facilitating calculation of certain measures of credit worthiness –
being RCF/adjusted net debt and FFO/adjusted net debt as described further below. The differences between this table and the consolidated cash flow statement relate to the disaggregation of cash flows relating to items considered ‘exceptional’ as described in note 5, as explained within the footnotes below:

		2025	2024	2023
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	4,934	4,475	4,879
Adjustments for:
Exceptional items and remeasurements	5	(169)	987	(585)
Other fair value movements		66	(16)	21
Depreciation, amortisation and impairment		2,175	2,061	1,984
Share-based payments		37	37	48
Changes in working capital		104	(49)	286
Changes in provisions		10	(154)	23
Changes in pensions and other post-retirement benefit obligations		(90)	31	(46)
Cash flows relating to exceptional items		(76)	(91)	(178)
Cash generated from operations – continuing operations		6,991	7,281	6,432
Tax paid		(183)	(342)	(89)
Net cash inflow from operating activities – continuing operations		6,808	6,939	6,343
Net cash inflow from operating activities – discontinued operations		—	—	555

Strategic Report	Corporate Governance	Financial Statements	Additional Information	287

Net debt
See note 29 of the financial statements on page 225 for the definition and reconciliation of net debt.
Funds from operations and interest cover
FFO are the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.

	2025	2024¹	2023¹
Year ended 31 March	£m	£m	£m
Interest expense (income statement)	1,810	1,723	1,680
Hybrid interest reclassified as dividend	(37)	(38)	(39)
Capitalised interest	294	251	249
Pensions interest adjustment	13	9	11
Unwinding of discount on provisions	(130)	(102)	(88)
Pension interest	—	94	85
Interest charge (discontinued operations)	—	—	—
Adjusted interest expense	1,950	1,937	1,898
Net cash inflow from operating activities	6,808	6,939	6,343
Interest received on financial instruments	332	148	65
Interest paid on financial instruments	(1,920)	(1,627)	(1,430)
Dividends received	126	176	190
Working capital adjustment	(104)	49	(286)
Excess employer pension contributions	26	27	116
Hybrid interest reclassified as dividend	37	38	39
Add back accretions	152	208	483
Difference in net interest expense in income statement to cash flow	(45)	(253)	(395)
Difference in current tax in income statement to cash flow	145	(24)	(281)
Current tax related to prior periods	—	—	—
Cash flow from discontinued operations	—	—	555
Funds from operations (FFO)	5,557	5,681	5,399
FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense)	3.8x	3.9x	3.8x
1.Numbers for 2024 and 2023 reflect the calculations for the total Group as based on the published accounts for the respective years.
Retained cash flow/adjusted net debt
RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculate RCF/adjusted net debt applying the methodology used by
Moody’s, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt.

	2025	2024[1]	2023[1]
Year ended 31 March	£m	£m	£m
Funds from operations (FFO)	5,557	5,681	5,399
Hybrid interest reclassified as dividend	(37)	(38)	(39)
Ordinary dividends paid to shareholders	(1,529)	(1,718)	(1,607)
RCF	3,991	3,925	3,753
Borrowings	47,539	47,072	42,985
Less:
50% hybrid debt	(814)	(1,034)	(1,049)
Cash and cash equivalents	(1,178)	(578)	(126)
Financial and other investments	(5,156)	(3,084)	(1,764)
Underfunded pension obligations	247	266	292
Borrowings in held for sale	—	13	—
Collateral – cash received under collateral agreements[2]	—	—	—
Adjusted net debt (includes pension deficit)	40,638	42,655	40,338
RCF/adjusted net debt	9.8%	9.2%	9.3%
1.Numbers for 2024 and 2023 reflect the calculations for the total Group as based on the published accounts for that year.
2.Below agency threshold to adjust in 2024, 2023 and 2022.

288	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

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
UK Electricity Transmission

	2025	2024	2023
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,277	1,677	995
Movement in regulatory ‘IOUs’	256	(363)	107
UK regulatory notional deferred taxation adjustment	238	219	73
RAV indexation – 2% CPIH long-run inflation	368	343	309
Regulatory vs IFRS depreciation difference	(575)	(553)	(536)
Fast money/other	(261)	(119)	37
Pensions	—	(2)	(44)
Performance RAV created	65	68	68
Regulated financial performance	1,368	1,270	1,009
UK Electricity Distribution

	2025	2024	2023
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,610	993	1,091
Less non-regulated profits	(7)	(8)	(46)
Movement in regulatory ‘IOUs’	(417)	158	88
UK regulatory notional deferred taxation adjustment	15	38	65
RAV indexation – 2% CPIH (2023 and 2022: 3% RPI) long-run inflation	230	216	277
Regulatory vs IFRS depreciation difference	(547)	(555)	(506)
Fast money/other	(46)	(36)	11
Pensions	—	—	(157)
Performance RAV created	(1)	50	22
Regulated financial performance	837	856	845
UK Electricity System Operator

	2025	2024	2023
Year ended 31 March	£m	£m	£m
Adjusted operating profit	(364)	880	238
Movement in regulatory ‘IOUs’	479	(800)	(223)
UK regulatory notional deferred taxation adjustment	3	2	(4)
RAV indexation – 2% CPIH long-run inflation	9	7	7
Regulatory vs IFRS depreciation difference	(50)	(19)	32
Fast money/other	(44)	(29)	(2)
Pensions	—	—	(11)
Performance RAV created	—	—	—
Regulated financial performance	33	41	37

Strategic Report	Corporate Governance	Financial Statements	Additional Information	289

UK Gas Transmission

	2025	2024	2023
Year ended 31 March	£m	£m	£m
Adjusted operating profit	—	—	714
Less non-regulated profits	—	—	(129)
Movement in regulatory ‘IOUs’	—	—	(24)
UK regulatory notional deferred taxation adjustment	—	—	28
RAV indexation – 2% CPIH (2021: 3% RPI) long-run inflation	—	—	109
Regulatory vs IFRS depreciation difference	—	—	(331)
Fast money/other	—	—	(1)
Pensions	—	—	(9)
Performance RAV created	—	—	5
Regulated financial performance	—	—	362
Regulated financial performance – US
New England

	2025	2024	2023
Year ended 31 March	£m	£m	£m
Adjusted operating profit	982	643	708
Major storm costs	3	90	72
Timing	(61)	69	39
Depreciation adjustment[1]	—	—	(18)
US GAAP pension adjustment and other[2]	60	29	34
Regulated financial performance	984	831	835
1.The depreciation adjustment relates to the impact of the cessation of depreciation for NECO under IFRS following reclassification as held for sale.
2.£2 million unfavourable COVID-19 bad debt provision adjustment included in 2025 other.
New York

	2025	2024	2023
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,023	860	741
Provision for bad and doubtful debts (COVID-19), net of recoveries[1]	(47)	(34)	(21)
Major storm costs	84	136	186
Timing	343	20	(53)
US GAAP pension adjustment	48	42	11
Regulated financial performance	1,451	1,024	864
1.New York financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related provisions for bad and doubtful debts.

290	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

Total regulated financial performance

	2025	2024	2023
Year ended 31 March	£m	£m	£m
UK Electricity Transmission	1,368	1,270	1,009
UK Electricity Distribution	837	856	845
UK Electricity System Operator	33	41	37
UK Gas Transmission	—	—	362
New England	984	831	835
New York	1,451	1,024	864
Total regulated financial performance	4,673	4,022	3,952
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
This is calculated as the difference between IFRS classification of operating costs versus fixed asset additions and the regulatory classification.
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
In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation on page 291.
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
base, including working capital where appropriate.
‘Total regulated and other balances’ for NGV and other businesses includes assets and liabilities as measured under IFRS, but excludes certain assets and liabilities such as pensions, tax, net debt and goodwill.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	291

Year ended 31 March (£m at constant currency)	RAV, rate base or other business assets		Total regulated and other balances
	2025	2024¹	2025[2,3]	2024[1,2,3]
	£m	£m	£m	£m
UK Electricity Transmission	20,570	18,388	20,290	17,886
UK Electricity Distribution	12,235	11,497	11,954	11,633
UK Electricity System Operator	—	425	—	(466)
New England	9,422	8,512	11,329	10,325
New York	17,923	16,015	19,752	17,029
Total regulated	60,150	54,837	63,325	56,407
National Grid Ventures and other business balances	7,352	7,509	5,942	6,533
Total Group regulated and other balances	67,502	62,346	69,267	62,940
1.Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for segmental reorganisation, opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.
2.Includes totex-related regulatory IOUs of £250 million (2024: £514 million) and over-recovered timing balances of £62 million (2024: £744 million over-recovered).
3.Includes assets for construction work-in-progress of £2,528 million (2024: £2,068 million), other regulatory assets related to timing and other cost deferrals of £1,113 million (2024:
£1,279 million) and net working capital assets of £95 million (2024: £455 million net working capital liabilities).
New England and New York rate base and other total regulated and other balances for 31 March 2024 have been re-presented in the table above at constant currency. At actual currency the values were £10.6 billion and £17.4 billion respectively.
Group RoE
Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non‑controlling interests. We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in APP and LTPP incentive mechanisms for Executive members. Group RoE is underpinned by our regulated asset base. This year, to improve how the metric reflects business performance, we updated our calculation to ‘amortise’ goodwill and indefinite-lived intangible assets in the denominator over 20 years, to reflect the estimated period over which the value related to the premium paid on acquisition would be realised. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.
Calculation: Regulatory financial performance including a long-run inflation assumption (3% RPI for RIIO-1; 2% CPIH for RIIO-2), less adjusted interest and adjusted taxation divided by equity investment in assets:
•adjusted interest removes accretions above long-run inflation rates, interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions;
•adjusted taxation adjusts the Group taxation charge (before exceptional items and remeasurements) for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and
•equity investment in assets is calculated as opening UK RAV, opening US rate base, goodwill and indefinite-lived intangibles (adjusted for ‘asset swap’ transactions and the ‘value realisation’ of goodwill over 20 years), plus opening net book value of NGV and other activities
(excluding certain pensions, tax and commodities balances) and our share of JVs and associates, minus opening net debt as reported under IFRS restated to the weighted average sterling–dollar exchange rate for the year.

Year ended 31 March	2025	2024	2023
	£m	£m	£m
Regulated financial performance	4,673	4,022	3,952
Operating profit of other activities – continuing and discontinued operations	275	467	708
Group financial performance	4,948	4,489	4,660
Share of post-tax results of joint ventures and associates[1]	100	174	202
Non-controlling interests	(3)	(1)	—
Adjusted total Group interest charge (including discontinued)	(1,590)	(1,613)	(1,546)
Total Group tax charge (including discontinued)	(861)	(983)	(734)
Tax on adjustments	8	270	7
Total Group financial performance after interest and tax	2,602	2,336	2,589

Opening rate base/RAV	55,326	50,806	55,558
Opening other balances	8,223	7,973	5,410
Opening RAV, rate base and other balances	63,549	58,779	60,968
Opening goodwill	11,430	11,444	12,253
Opening goodwill adjustment (realisation of value over 20 years)[2]	(4,441)	(4,053)	(4,257)
Opening strategic pivot (asset swap) adjustment[3]	(3,450)	(3,464)	—
Opening capital employed	67,088	62,706	68,964
Opening net debt	(43,509)	(40,505)	(49,691)
Rights Issue adjustment (£6.8 billion net proceeds pro-rated from June 2024)	5,471	—	—
Opening equity	29,050	22,201	19,273
Group RoE	9.0%	10.5%	13.4%
1.2025 includes £25 million (2024: £73 million; 2023: £12 million) in respect of the Group’s minority interest in National Gas Transmission, which was fully divested during 2024/25.
2.Calculation methodology updated in 2024/25 to ‘amortise’ goodwill and intangibles on a straight-line basis over 20 years, resulting in an increase of 120bps in 2024/25 (2024: 160bps; 2023:
240bps) in the Group RoE metric.
3.The regulatory gains on disposal of NECO and UK Gas Transmission (proceeds received less RAV, rate base and other related balances used to calculate the Group RoE denominator)
deducted against IFRS goodwill and indefinite-lived intangibles recognised on acquisition of NGED. For this metric, the purchase of NGED and sales of NECO and UK Gas Transmission were deemed to be linked transactions with the opening equity reflecting the impact of these as asset swaps rather than as unrelated transactions.

292	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

Group RoE three-year average calculation
The Group RoE metrics for each of the years 2024/25, 2023/24 and 2022/23 are provided in the table above, resulting in a historical three-year average Group RoE of 11.0%. With regards to the 2022 LTPP, the reported three year average includes impacts of exceptional macro-economic factors which were not anticipated when the 2022 LTPP targets were set. To address these impacts for the 2022 LTPP both the numerator and denominator in Group RoE have been normalised for these impacts. This involves adjusting revenues and interest costs in the numerator to align with macro-economic assumptions used to set the 2022 LTPP targets, resulting in a small reduction of £20 million (three-year average). In addition, the denominator has been adjusted to reflect the impact of higher indexation, resulting in a reduction of £1.7 billion (three-year average). The overall impact is a three-year normalised Group RoE of 11.4% for the 2022 LTPP outturn.
UK and US regulated RoE

Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
		2025	2024	2025	2024
		%	%	%	%
UK Electricity Transmission	55/45	8.3	8.0	7.3	7.0
UK Electricity Distribution	60/40	7.9	8.5	7.7	7.4
New England	Avg. 45/55	9.1	9.2	9.9	9.9
New York	Avg. 52/48	8.7	8.5	9.2	8.9
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
In respect of 2023/24 and 2022/23, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP for the New England and New York jurisdictions respectively. For 2024/25, this measure represents our current estimate, since local financial statements have yet to be prepared.

	2025	2024	2023
	£m	£m	£m
Underlying IFRS operating profit for New England segment	924	802	819
Underlying IFRS operating profit for New York segment	1,450	1,016	874
Weighted average £/$ exchange rate	$1.266	$1.262	$1.216

Strategic Report	Corporate Governance	Financial Statements	Additional Information	293

	New England			New York
	2025	2024	2023	2025	2024	2023
	$m	$m	$m	$m	$m	$m
Underlying IFRS operating profit for US segments	1,170	1,013	995	1,836	1,283	1,060
Adjustments to convert to US GAAP as applied in our US OpCo entities
Adjustment in respect of customer contributions	(30)	(29)	(26)	(51)	(37)	(34)
Pension accounting differences[1]	78	43	39	61	63	12
Environmental charges recorded under US GAAP	5	10	(3)	(144)	21	58
Storm costs and recoveries recorded under US GAAP	(59)	(56)	(54)	(7)	6	(39)
Removal of partial year Rhode Island in year of disposal	—	—	(65)	—	—	—
Other regulatory deferrals, amortisation and other items	(314)	(139)	(217)	(518)	(155)	86
Results for US regulated OpCo entities, aggregated under US GAAP[2]	850	842	669	1,177	1,181	1,143
Adjustments to determine regulatory operating profit used in US RoE
Adjustment for COVID-19-related provision for bad and doubtful debts[3]	—	—	—	—	—	(171)
Net other	96	14	113	374	151	171
Regulatory operating profit	946	856	782	1,551	1,332	1,143
Pensions[1]	70	60	(17)	169	159	219
Regulatory interest charge	(219)	(199)	(176)	(459)	(374)	(339)
Regulatory tax charge	(218)	(196)	(159)	(351)	(305)	(279)
Regulatory earnings used to determine US RoE	579	521	430	910	812	744
1.Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019.
2.Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
3.US RoE included an adjustment reflecting our expectation for future recovery of COVID-19-related bad and doubtful debt costs in 2020/21. The adjustment is being unwound as regulated assets are recognised in respect of the same debts in our US GAAP accounts.
In addition to the regulatory earnings used to determine US RoE, our US regulated businesses also earn a return on assets outside of rate base
(principally construction work-in-progress) of $2.5 billion (2024: $2.3 billion) in New England and $2.4 billion (2024: $1.3 billion) in New York.
In 2024/25, this additional return amounted to $75 million (2024: $66 million) in New England and $119 million (2024: $79 million) in New York.
The aggregate of regulatory earnings used to determine US RoE and the return on assets outside of rate base for the year was $654 million
(2024: $587 million) for New England and $1,029 million (2024: $891 million) for New York.

	New England			New York
	2025	2024	2023	2025	2024	2023
	$m	$m	$m	$m	$m	$m
US equity base (average for the year)	6,352	5,645	5,155	10,512	9,517	8,670
US jurisdiction RoE	9.1%	9.2%	8.3%	8.7%	8.5%	8.6%
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
in regulatory assets as a result of the disposal of our UK Electricity System Operator business is excluded from our asset growth and regulated asset growth calculations. However, the associated balances are included within amounts reported as at 31 March 2024. Within our asset growth calculation, total assets and other balances exclude the impact of reclassifications to held for sale.

294	National Grid plc Annual Report and Accounts 2024/25
Other unaudited financial information continued

Asset growth and regulated asset growth
To help readers’ assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The asset growth and regulated asset growth measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group’s regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. These alternative performance measures include regulatory assets and liabilities and certain IFRS assets and liabilities of businesses that were classified as held for sale under IFRS 5.
Asset growth is the annual percentage increase in our RAV and US rate base and other non-regulated business balances (including our investments in NGV, UK property and other assets and US other assets) calculated at constant currency.
Regulated asset growth is the annual percentage increase in our RAV and US rate base (calculated at constant currency), but does not include other non-regulated business balances.

	2024/25
£m	31 March 2025	Sale of ESO	31 March 2024	Increase	Asset growth
UK RAV	32,805	(469)	30,310	2,964	9.8%
US rate base	27,345	—	24,527	2,818	11.5%
Total RAV and rate base (used to calculate regulated asset growth)	60,150	(469)	54,837	5,782	10.5%
National Grid Ventures and other	7,352	—	7,509	(157)	(2.1)%
Total assets (used to calculate asset growth)	67,502	(469)	62,346	5,625	9.0%
For 2024/25, asset growth and regulated asset growth are calculated excluding the reduction in RAV as a result of the sale of the UK Electricity
System Operator business, based on an estimated RAV value as at 1 October 2024 (the date of disposal).

	2023/24
£m	31 March 2024	31 March 2023	Increase	Asset growth
UK RAV	30,356	28,292	2,064	7.3%
US rate base	25,097	22,517	2,580	11.5%
Total RAV and rate base (used to calculate regulated asset growth)	55,453	50,809	4,644	9.1%
National Grid Ventures and other	7,593	6,639	954	14.4%
Total assets (used to calculate asset growth)	63,046	57,448	5,598	9.7%
Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.
Regulatory gearing
Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and UK other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2024 are presented at historical exchange rates and have not been restated for opening balance adjustments.

	2025	2024
As at 31 March	£m	£m
UK RAV	32,805	30,356
US rate base	27,345	25,097
Other invested capital included in gearing calculation	7,352	7,593
Total assets included in gearing calculation	67,502	63,046
Net debt (including 100% of hybrid debt and held for sale)	(41,316)	(43,584)	change
Group gearing (based on 100% of net debt including held for sale)	61%	69%	(8% pts)
Group gearing (excluding 50% of hybrid debt from net debt) including held for sale	60%	67%	(7% pts)
Rebased dividend per share
The table below reconciles the actual dividend per share paid with a ‘rebased dividend per share’ calculated using a hypothetical assumption that all of the additional shares from the Rights Issue existed for previous reporting periods. Using this methodology the ‘rebased dividend per share’
equates to 45.264p per share.

	Total dividend	Number of shares	Actual dividend per share	Rights Issue additional shares	Total number of shares (rebased)	Rebased dividend per share
	£m	millions	pence	millions	millions	pence
Final dividend in respect of the year ended 31 March 2024	1,454	3,717	39.12p	1,085	4,802	30.28p
Interim dividend in respect of the year ended 31 March 2024	713	3,676	19.40p	1,085	4,761	14.98p
Total dividend for the year ended 31 March 2024	2,167	n/a	58.52p	1,085	n/a	45.26p

Strategic Report	Corporate Governance	Financial Statements	Additional Information	295
Commentary on consolidated financial statements
for the year ended 31 March 2024

In compliance with SEC rules, we present a summarised analysis of movements in the income statement and an analysis of movements in adjusted operating profit (for the continuing Group) by operating segment. This should be read in conjunction with the 31 March 2024
Financial review included on pages 61 – 67.

Analysis of the income statement for the year ended
31 March 2024
Revenue
Revenue from continuing operations for the year ended 31 March 2024 decreased by £1,809 million to £19,850 million. Lower revenues were primarily the result of lower pass-through costs. The decrease includes decreases in UK Electricity System Operator balancing service costs and lower US commodity pass-through costs in New York and New
England and the disposal of our Rhode Island business. Other activities revenues decreased, driven by £201 million lower property site sales.
Operating costs
Operating costs from continuing activities for the year ended 31 March
2024 of £14,400 million were £2,978 million lower than prior year. This decrease in costs excludes the exceptional items and remeasurements impacts, which is discussed below. Operating costs were driven by lower UK Electricity System Operator balancing service pass-through costs down £1,566 million and decreased gas and electricity purchases
(mostly on behalf of our US customers) down £1,412 million, with the underlying cause of both of these being lower global energy prices.
Higher depreciation as a result of continued asset investment was up £77 million compared with 2022/23. Provisions for bad and doubtful debts of £179 million were recorded in the year, £41 million lower than
2022/23, principally as a result of the non-recurrence of the COVID arrears reviews.
Net finance costs
Net finance costs (excluding remeasurements) for 2023/24 were
£1,479 million, down from £1,514 million in the prior year, driven by a £275 million impact of lower inflation on index-linked debt along with adverse non-debt interest income (discount unwind, tax interest), compared with 2022/23.
Tax
The tax charge on profits before exceptional items and remeasurements of £983 million was £348 million higher than 2022/23. This is driven by higher taxable profits (primarily driven by timing over-collections compared with 2022/23) along with the impact of the increase in the
UK corporation tax rate to 25% in 2023/24 (19% in the prior year).
Exceptional items and remeasurements
Exceptional items in 2023/24 included £496 million of charges for environmental provisions (2022/23: £176 million credit), a £498 million provision for the return of over-collected revenues related to UK electricity balancing costs, insurance recoveries of £92 million relating to the IFA1 fire (2022/23: £130 million). Transaction, separation and integration costs decreased from £117 million to £44 million in 2023/24, with cost efficiency programme costs also decreasing to £65 million in 2023/24 from £100 million in 2022/23. In 2022/23, exceptional items also included £511 million of gains related to disposal of NECO and
£335 million of gain relating to the disposal of Millennium Pipeline
Company LLC.
Remeasurement losses of £24 million were recognised on commodity contracts in 2023/24 compared with losses of £350 million in 2022/23.
Finance costs for the year ended 31 March 2024 included a net gain of £15 million on financial remeasurements of derivative financial instruments and financial assets at fair value through profit or loss, compared to a net gain of £54 million on financial remeasurements in 2022/23.
Joint ventures and associates
Share of post-tax results of joint ventures and associates before exceptional items for 2023/24 were £101 million compared with
£190 million in 2022/23, principally due to lower revenues in our
BritNed interconnector joint venture in the UK and the disposal of our interest in Millennium Pipeline Company LLC.
Profit after tax from discontinued operations
Adjusted profit after tax from discontinued operations was lower at £13 million in 2023/24 compared with £320 million in 2022/23 principally as a result of our disposal of our majority interest in the
UK Gas Distribution business in January 2023. On 11 March 2024 the FAA option was partially exercised. Statutory profit after tax from discontinued operations also included exceptional operating costs and remeasurement losses of £62 million in 2023/24 compared with remeasurement gains of £46 million in 2022/23.
Adjusted earnings and EPS from continuing operations
Adjusted earnings and adjusted EPS, which exclude exceptional items and remeasurements, are provided to reflect the Group’s results on an ‘adjusted profit’ basis, described further in note 8. See page 190 for a reconciliation of adjusted basic EPS to EPS.
The above earnings performance translated into adjusted EPS
in 2023/24 of 77.7p, compared with 59.0p in 2022/23. Including discontinued operations, adjusted EPS in 2023/24 of 78.0p,
compared with 67.1p in 2022/23. All comparative period EPS figures have been restated to reflect the impact of the bonus element of the Rights Issue.
Exchange rates
Our financial results are reported in sterling. Transactions for our
US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. The table below shows the average and closing exchange rates of sterling to US dollars.

	2023/24	2022/23	% change
Weighted average (income statement)	1.26	1.22	3%
Year end (statement of financial position)	1.26	1.23	3%
The movement in foreign exchange during 2023/24 has resulted in a £405 million decrease in revenue, a £52 million decrease in adjusted operating profit and a £62 million decrease in underlying operating profit.

296	National Grid plc Annual Report and Accounts 2024/25
Commentary on consolidated financial statements continued
for the year ended 31 March 2024
Analysis of the adjusted operating profit by segment
for the year ended 31 March 2024
UK Electricity Transmission
For 2023/24, revenue in the UK Electricity Transmission segment increased by £748 million to £2,735 million, and adjusted operating profit increased by £682 million to £1,677 million. Revenue was higher due to favourable timing, the non-repeat of the return of allowances for
Western Link liquidated damages and increased inflation. Regulated controllable costs including pensions were higher as a result of higher energy costs which more than offset efficiency savings. The increase in depreciation and amortisation is a result of having higher asset base and asset commissioning. Other costs were also higher, due to higher
Network Innovation Allowance costs.
Capital investment increased by £611 million compared with
2022/23 to £1,912 million primarily due to the ASTI projects
(including capacity payments to secure the supply chain), and
Customer Connections.
UK Electricity Distribution
For 2023/24 revenue in UK Electricity Distribution segment decreased by £250 million compared with 2022/23 as a result of lower incentives.
Regulated controllable costs were higher due to inflationary and workload increases. Other costs were higher, primarily due to no repeat of benefit from sale of smart metering in prior year.
Capital investment for the period 2023/24 was £1,247 million, an increase of £27 million from 2022/23 due to additional asset health funding in ED-2 including overhead line clearance, growth in connections partly offset by lower reinforcement capital expenditure.
UK Electricity System Operator
For 2023/24, revenue in the UK Electricity System Operator segment decreased by £902 million to £3,788 million principally as a result of lower pass-through costs. Net underlying revenue was £52 million higher, as the result of higher totex spend and an updated revenue assumption for Future System Operator spend. During 2023/24 UK
Electricity System Operator had a timing over-recovery as a result of higher revenues collected through BSUoS fixed price tariffs compared with total system balancing costs incurred for the year. Regulated controllable costs including pensions were £41 million higher due to higher volume of work under RIIO-2 and additional NESO costs ahead of separation. Depreciation and amortisation was £40 million lower due to the business being classified as ‘held for sale’ (HFS) in October
2023, partially offset by a higher asset base from ongoing investment.
Capital investment was £23 million in 2023/24 compared to 2022/23 as a result of the business being classified as HFS and therefore only 7 months of capex is captured. On a like-for-like basis (12 months), capex would have been over 50% higher.
New England
Revenue in the New England segment decreased by £479 million to
£3,948 million. Of this decrease, £162 million was due to the sale of the
Rhode Island business partway through the prior year and £164 million reflects the US dollar weakening. Adjusted operating profit decreased by £65 million to £643 million. Excluding pass-through costs, timing swings and the impact of the Rhode Island disposal, underlying net revenue increased by £176 million principally reflecting increased rate case increments in Massachusetts Gas and Massachusetts Electric.
Regulated controllable costs decreased by £54 million as a result of the sale of Rhode Island and efficiency savings, partially offset by inflation and increased workload. Provisions for bad and doubtful debts were £25 million higher at a constant currency and excluding the
Rhode Island impact, due to higher accounts receivable in 2023/24.
Depreciation and amortisation was £41 million higher at a constant currency and excluding the Rhode Island impact, as a result of increased capital investment. Other costs were £54 million higher at a constant currency and excluding the impact of Rhode Island due to increases in environmental reserves and capital-related operating and maintenance costs partially offset by the benefit of a gain on a pension buyout.
Capital investment increased by £203 million to £1,673 million, at a constant currency and excluding the impact of Rhode Island reflecting higher electric investment driven by transmission asset conditioning and gas investment driven by the Gas System Enhancement Plan.
New York
Revenue in the New York segment decreased by £900 million to
£6,094 million. Adjusted operating profit increased by £119 million to £860 million. Excluding pass-through costs and timing swings, underlying net revenue increased by £221 million (at constant currency)
predominately driven by increased rates in KEDNY/KEDLI. Regulated controllable costs were lower due to workload and inflation increases being more than offset by cost efficiency savings and one-off items from 2022/23 not recurring. Provisions for bad and doubtful debts decreased by £61 million, driven by non-recurrence of write-offs related to phase 1 and 2 of the Arrears Management Programme. Depreciation
and amortisation increased due to the growth in assets. Other costs
(on an underlying basis) increased due to higher energy efficiency programmes and increased property taxes (offset by rate increases).
Capital investment increased by £291 million to £2,654 million, as a result of higher electricity network reinforcement and gas capital investment driven by main replacement work.
National Grid Ventures (NGV)
Revenue in the NGV segment increased by £48 million to
£1,389 million, driven by improved availabilities in our North Sea Link interconnector (which benefited from an increase in the revenue cap following Ofgem review).
Capital investment in NGV was £293 million lower than 2022/23, following higher capital investment in 2022/23 on projects completed in that year.
Other activities
In 2023/24, adjusted operating profit decreased by £91 million to a £60 million loss, primarily driven by St William property sales not recurring in 2023/24.
Capital investment was £11 million lower than 2022/23 due to lower investment following the St William property sale.
Discontinued operations – UK Gas Transmission
and Metering
Following the Group’s disposal of a 60% controlling stake in the
UK Gas Transmission business in the year ended 31 March 2023, the Group completed the sale of a further 20% of its retained interest in the business (held through GasT TopCo Limited) on 11 March 2024.
The remaining interest was classified as a business held for sale. The
Group has not applied equity accounting in relation to the retained interest, resulting in no subsequent profits being recognised from the date of sale of our 60% interest onwards.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	297
Definitions and glossary of terms

Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and abbreviations.
We summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions. Alternative and regulatory performance measures are defined on pages 280 – 295.
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
Board
The Board of Directors of the Company
(for more information, see pages 99 and 102).
BritNed
BritNed Development Limited, a joint venture
company in which National Grid and TenneT,
the Dutch national transmission system
operator, each hold 50% of the shares.
BSUoS
Balancing Service Use of System (charges)
are revenues collected by UK Electricity
System and regulated by Ofgem.
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
Clean Energy
Clean energy is energy that, when used,
creates little or no GHG emissions.
Climate Transition Plan (CTP)
The plan sets out our actions to meet our
Group greenhouse gas reduction targets by
2030. We have committed to update the plan
every three years (minimum).
The Company, the Group, National
Grid, we, our or us
We use these terms to refer to either National
Grid plc itself or to National Grid plc and/or
all or certain of its subsidiaries, depending
on context.
Consolidated financial statements
Financial statements that include the results
and financial position of the Company and
its subsidiaries together as if they were
a single entity.
Constant currency
Constant currency basis refers to the reporting
of the actual results against the results for the
same period last year, which, in respect of any
US$ currency denominated activity, have been
translated using the average US$ exchange
rate for the year ended 31 March 2025, which
was $1.26637 to £1. The average rate for the
year ended 31 March 2024 was $1.2624 to £1,
for the year ended 31 March 2023 was
$1.2156 to £1, and for the year ended 31
March 2022 was $1.3483 to £1. Assets and
liabilities as at 31 March 2024 have been
retranslated at the closing rate at 31 March
2025 of $1.29160 to £1. The closing rate for
the balance sheet date 31 March 2024 was
$1.26225 to £1.
Contingent liabilities
Possible obligations or potential liabilities
arising from past events for which no provision
has been recorded, but for which disclosure in
the financial statements is made.
COP29
The 29th UN Climate Change Conference of
the Parties held in Baku, in Azerbaijan, in
November 2024 at which the Company gave
various keynote speeches.
CPIH
The UK Consumer Prices Index including
Owner Occupiers’ Housing Costs as
published by the Office for National Statistics.
D
DB
Defined benefit, relating to our UK or US (as
the context requires) final salary pension
schemes.

298	National Grid plc Annual Report and Accounts 2024/25
Definitions and glossary of terms continued

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
Directors/Executive Directors/
Non-executive Directors
The Directors/Executive Directors and
Non-executive Directors of the Company,
whose names are set out on pages 99 - 103 of
this document.
Distributed energy resources (DER)
Decentralised assets, generally located behind
the meter, covering a range of technologies
including solar, storage, electric vehicle
charging, district heating, smart street lighting
and combined heat and power.
Dollars or $
Except as otherwise noted, all references to
dollars or $ in this Annual Report and
Accounts relate to the US currency.
DSO
Distribution System Operator.
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
Employee Resource Group (ERG)
A voluntary, employee-led group whose aim is
to foster an inclusive workplace, aligned with
the organisations they serve.
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
It applies to the Company’s individual financial
statements on pages 248 to 254, which are
prepared in accordance with FRS 101.
Funds from Operations (FFO)
A measure used by the credit rating agencies
of the operating cash flows of the Group after
interest and tax but before capital investment.
G
Grain LNG
National Grid Grain LNG Limited, which was
classified as held for sale at 30 September
2024.
Great Britain (GB)
England, Wales and Scotland.
Green capital investment (green
capex)
Capital expenditure invested in
decarbonisation of energy systems and
considered to be aligned with the principles of
the EU Taxonomy legislation at the date of
reporting.
Green
Green refers to any economic activity aligned
to the EU Taxonomy Climate Change
Delegation Act, which includes climate change
adaptation and mitigation requirements. (Full
alignment assessment can be found in our EU
Taxonomy report in 2023/24).
Grid for Good
Our flagship programme wherein we work with
our supply chain partners to provide training
and employment opportunities for young
people aged 16–25 from disadvantaged
backgrounds.
Gridtern
This is the term we use to describe our paid
summer interns who work for the Company in
the US from May/June through till August
each year.
Group Principal Risk (GPR)
A principal risk faced by the Company as
monitored and assessed by the Board, details
of which are set out on pages 35 to 40.
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	299

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
M
MADPU
The Massachusetts Department of
Public Utilities.
Meaningful skills development
Our measure of meaningful skills development
is classed as one interactive upskilling session
with a person in the community lasting a
minimum of one hour.
MW
Megawatt, an amount of power equal to
1 million watts (106 watts).
MWh
Megawatt hours, an amount of energy
equivalent to delivering 1 million watts
(106 watts) of power for a period of one hour.
N
National Energy System Operator
(NESO)
The party responsible for the long-term
strategy and planning of electricity and gas
systems and the real-time operation
(balancing supply and demand) of the
electricity system in Great Britain. NESO,
formerly National Grid Electricity System
Operator Limited, was divested by National
Grid to the UK Government, effective 1
October 2024.
National Grid Electricity Distribution
(NGED/UK ED)
National Grid’s UK electricity distribution
business, formerly known as WPD, comprising
Western Power Distribution Holding Company
Limited and its subsidiaries.
National Grid Electricity Transmission
(NGET/UK ET)
National Grid’s UK electricity transmission
business.
National Grid Renewables (NGR)
This business, which was classified as held for
sale at 30 September 2024 and for which an
agreement for sale to Brookfield Asset
Management was reached on 24 February
2024, includes the renewables development
company formerly known as Geronimo, is a
leading developer of wind and solar
generation based in Minneapolis in the US.
National Grid Ventures (NGV)
The Group’s division that operates outside
its core UK and US Regulated businesses,
comprising a broad range of activities in the
UK and US, including National Grid
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
New Hampshire, Rhode Island and Vermont.
National Grid’s New England operations are
primarily in the state of Massachusetts.
NGT Sale
The sale, agreed by the Company and
announced on 27 March 2022, of the equity in
its UK Gas Transmission and legacy metering
businesses (now National Gas Transmission
plc or NGT) to a consortium comprising, inter
alia, Macquarie Asset Management and British
Columbia Investment Management
Corporation the final stake of which
completed in September 2024.
Northeastern US
The Northeastern region of the US,
comprising the states of Connecticut, Maine,
Massachusetts, New Hampshire, New Jersey,
New York, Pennsylvania, Rhode Island
and Vermont.
NYPSC
The New York Public Service Commission.
O
Ofgem
The UK Office of Gas and Electricity Markets
is part of the UK Gas and Electricity Markets
Authority (GEMA), which regulates the energy
markets in the UK.
OPEB
Other post-employment benefits.
Ordinary shares
Voting shares entitling the holder to part
ownership of a company. Also known as
common stock. National Grid’s ordinary
shares have a nominal value of 12 204⁄473 pence.
P
Paris Agreement
The agreement, also known as the Paris
Climate Accord, within the United Nations
Framework Convention on Climate Change,
dealing with greenhouse gas emissions
mitigation, adaptation and finance starting
in 2020, and adopted by consensus on
12 December 2015.
Price control
The mechanism by which Ofgem sets
restrictions on the amounts of revenue we are

300	National Grid plc Annual Report and Accounts 2024/25
Definitions and glossary of terms continued

allowed to collect from customers in our UK
businesses. The allowed revenues are
intended to cover efficiently incurred
operational expenditure, capital expenditure
and financing costs, including a Return on
Equity invested.
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
Renewable energy
Renewable energy is usable energy derived
from replenishable sources such as the sun
(solar energy), wind (wind power), rivers
(hydroelectric power), hot springs (geothermal
energy), tides (tidal power) and biomass
(biofuels).
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
Rights Issue
On 23 May 2024, the Company announced a
capital raising of c.£7 billion by way of a fully
underwritten Rights Issue of 1,085,448,980
new shares at 645 pence per new share on
the basis of 7 new shares for every 24 existing
shares. The Rights Issue Price of 645 pence
represented a 34.7% discount to the
theoretical ex-rights price of 988 pence per
ordinary share based on the closing middle-
market price on 22 May 2024, adjusted for the
recommended final dividend for 2023/24 of
39.12 pence per ordinary share. The Rights
Issue completed successfully and the new
shares commenced trading on the London
Stock Exchange plc’s main market on 12 June
2024.
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
S
Science-Based Targets (SBTs)
SBTs provide companies with a clearly
defined path to reduce greenhouse gas
emissions in line with the Paris Agreement
goals. More than 4,000 businesses around the
world are already working with the Science
Based Targets initiative (SBTi).
Science-Based Targets initiative (SBTi)
Validation
To achieve SBTi validation, a company’s
emissions reduction targets must align with
the latest climate science, be ambitious in
contributing to limiting global warming, and
use a robust methodology. The SBTi reviews
submissions to assess compliance, and
validated targets receive official recognition.
This validation showcases the company’s
commitment to addressing climate change
and aligning with global climate goals.
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
potent than that of CO2.

Strategic Report	Corporate Governance	Financial Statements	Additional Information	301

Share premium
The difference between the amount shares
are issued for and the nominal value of
those shares.
Strategic Infrastructure (SI)
The Group’s business unit, established
1 April 2023, which will deliver UK ET projects
through the ASTI framework.
Subsidiary
A company or other entity that is controlled by
National Grid plc.
Sustainable Development Goals
(SDGs)
The United Nations SDGs are 17 goals,
established by the United Nations General
Assembly in 2015, that are aimed at improving
the planet and the quality of human life around
the world by 2030. The goals clearly define the
world we want, and they apply to all nations to
ensure no one is left behind.
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
Taskforce disbanded with its monitoring
responsibilities taken over by the IFRS
Foundation, whose role is to develop
recommendations for more informed
investment and enable stakeholders to better
understand the concentrations of carbon-
related assets in the financial sector and the
financial system’s exposures to climate-
related risk.
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
TWh
Terawatt hours, an amount of energy
equivalent to delivering 1 trillion watts
(10^12 watts) of power for a period of one hour.
U
UK
The United Kingdom, comprising England,
Wales, Scotland and Northern Ireland.
UK Corporate Governance Code
(the ‘Code’)
Guidance, issued by the Financial Reporting
Council in 2018, on how companies should be
governed, applicable to UK listed companies,
including National Grid, in respect of reporting
periods starting on or after 1 January 2019.
UK Corporate Governance Code (the
‘2024 Code’)
Guidance, issued by the Financial Reporting
Council in 2024, on how companies should be
governed, applicable to UK listed companies,
including National Grid, in respect of reporting
periods starting on or after 1 January 2025.
UK Electricity Distribution (UK ED/
NGED)
National Grid’s UK electricity distribution
business, formerly known as WPD, comprising
Western Power Distribution Holding Company
Limited and its subsidiaries.
UK Electricity Transmission (UK ET/
NGET)
National Grid’s UK electricity transmission
business.
UK GAAP
Generally accepted accounting practices in
the UK. These differ from IFRS and from US
GAAP.
Underlying Earnings per Share
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
including the New York Public Service
Commission (NYPSC) and the Massachusetts
Department of Public Utilities.

302	National Grid plc Annual Report and Accounts 2024/25
Want more information or help?

Equiniti

Financial calendar The following dates have been announced or are indicative:
15 May 2025	2024/25 full-year results
29 May 2025	Ex-dividend date for 2024/25 final dividend
30 May 2025	Record date for 2024/25 final dividend
5 June 2025	Scrip reference price announced for 2024/25 final dividend
19 June 2025 (5.00 pm London time)	Scrip election date for 2024/25 final dividend
9 July 2025	2025 AGM
17 July 2025	2024/25 final dividend paid to qualifying shareholders
06 November 2025	2025/26 half-year results
20 November 2025	Ex-dividend date for 2025/26 interim dividend
21 November 2025	Record date for 2025/26 interim dividend
27 November 2025	Scrip reference price announced for 2025/26 interim dividend
11 December 2025 (5.00 pm London time)	Scrip election date for 2025/26 interim dividend
13 January 2026	2025/26 interim dividend paid to qualifying shareholders
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

National Grid Share Register Equiniti Aspect House Spencer Road, Lancing West Sussex BN99 6DA
The Bank of New York Mellon
For queries about ADSs:

1-888-269-2377 If calling from outside the US: +1-201-680-6825

computershare.com/investor Email: shrrelations@cpushareownerservic es.com
BNY Shareowner Services P.O. Box 43006 Providence RI 02940-3078
Further information about National Grid,
including share price and interactive
tools, can be found on our website
nationalgrid.com/investors
Beware of share fraud
Investment scams are often sophisticated and
difficult to spot. Shareholders are advised to
be wary of any unsolicited advice or offers,
whether over the telephone, through the post
or by email. If you receive any unsolicited
communication, please check that the
company or person contacting you is properly
authorised by the Financial Conduct Authority
(FCA) before getting involved. Be ScamSmart
and visit fca.org.uk/scamsmart.You can
report calls from unauthorised firms to the
FCA by calling 0800 111 6768.
Dividends
The Directors are recommending a final
dividend of 30.88 pence per ordinary share
($2.0545 per ADS) to be paid on 17 July 2025
to shareholders on the register as at 30 May
2025. Further details on dividend payments
can be found on page 92. If you live outside
the UK, you may be able to request that your
dividend payments are converted into your
local currency.
Under the Deposit agreement, a fee of up to
$0.05 per ADS can be charged for any cash
distribution made to ADS holders, including
cash dividends. ADS holders who receive
cash in relation to the 2024/25 final dividend
will be charged a fee of $0.02 per ADS by the
Depositary prior to the distribution of the
cash dividend.
Chequeless dividends: Since August 2022, all
National Grid dividends will be paid directly
into bank or building society accounts for
ordinary shareholders. Please make sure you
have completed and returned a bank mandate
form.
Benefits include the following:
•Your dividend reaches your account
on the payment day;
•It is a more efficient and secure way
of receiving your payment;
•It helps reduce the volume of paper
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

Strategic Report	Corporate Governance	Financial Statements	Additional Information	303
Cautionary statement

This document comprises the Annual Report
and Accounts for the year ended 31 March
2025 for National Grid plc and its subsidiaries.
It contains the Directors’ Report and Financial
Statements, together with the independent
auditor’s report thereon, as required by the
Companies Act 2006. The Directors’ Report,
comprising pages 1 – 149 and 255 – 303
has been drawn up in accordance with the
requirements of English law, and liability in
respect thereof is also governed by English
law. In particular, the liability of the Directors
for these reports is solely to National Grid.
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
These forward-looking statements and targets
are not guarantees of our future performance
and are subject to assumptions, risks and
uncertainties that could cause actual future
results to differ materially from those
expressed in or implied by such forward-
looking statements and targets. Many of these
assumptions, risks and uncertainties relate to
factors that are beyond our ability to control or
estimate precisely, such as changes in laws or
regulations; and decisions by governmental
bodies or regulators, including those relating
to current and upcoming price controls in the
UK and rate cases in the US; the timing
of construction and delivery by third parties of
new generation projects requiring connection;
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
Other factors that could cause actual results
to differ materially from those described in this
document include fluctuations in exchange
rates, interest rates and commodity price
indices; restrictions and conditions (including
filing requirements) in our borrowing and debt
arrangements, funding costs and access to
financing; regulatory requirements for us to
maintain financial resources in certain parts
of our business and restrictions on some
subsidiaries’ transactions, such as paying
dividends, lending or levying charges; the
delayed timing of recoveries and payments in
our regulated businesses and whether aspects
of our activities are contestable; the funding
requirements and performance of our pension
schemes and other post-retirement benefit
schemes; the failure to attract, develop and
retain employees with the necessary
competencies, including leadership and
business capabilities, and any significant
disputes arising with our employees or
breaches of laws or regulations by our
employees; the failure to respond to market
developments, including competition for
onshore transmission; the threats and
opportunities presented by emerging
technology; the failure by the Company to
respond to, or meet its own commitments
as a leader in relation to, climate change
development activities relating to energy
transition, including the integration of
distributed energy resources; and the need to
grow our business to deliver our strategy, as
well as incorrect or unforeseen assumptions
or conclusions (including unanticipated costs
and liabilities) relating to business
development activity, including the proposed
sale of certain of our businesses, our Strategic
Infrastructure projects and joint ventures.
For further details regarding these and other
assumptions, risks and uncertainties that may
affect National Grid, please read the Strategic
Report and the risk factors on pages 1 – 93 of
this document. In addition, new factors
emerge from time to time, and we cannot
assess the potential impact of any such factor
on our activities or the extent to which any
factor, or combination of factors, may cause
actual future results to differ materially from
those contained in any forward-looking
statement. Except as may be required by law
or regulation, the Company undertakes no
obligation to update any of its forward-looking
statements, which speak only as of the date of
this document.
The contents of any website references in this
document do not form part of this document.

Printed by a CarbonNeutral® Company
certified to ISO 14001 environmental
management system.
Printed on material from well-managed, FSC®
certified forests and other controlled sources.
100% of the inks used are vegetable oil
based, 95% of press chemicals are recycled
for further use and, on average 99% of any
waste associated with this production will be
recycled and the remaining 1% used to
generate energy.
The paper is Carbon Balanced with World
Land Trust, an international conservation
charity, who offset carbon emissions through
the protection and preservation of high
conservation value land. Through protecting
standing forests under threat of clearance,
carbon is locked-in that would otherwise
be released.

306
People & Governance Committee report

National Grid plc
1–3 Strand
London WC2N 5EH
United Kingdom
nationalgrid.com

Further Information

Share ownership

At 27 May2025, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarises significant changes in the percentage ownership held by our major shareholders since 1 April 2024. The disclosure of certain major and significant shareholdings in the share capital of the company is governed by applicable legal requirements. The following disclosure is derived from notifications made under the Companies Act 2006, the UK Financial Conduct Authority’s Disclosure Guidance, Transparency Rules (DTR) and, where more timely, the US Securities Exchange Act of 1934.

BlackRock, Inc. held 6.88% of our outstanding share capital as at 1 April 2024. Such holdings increased to 7.55% as at 18 November 2024. As noted on page 272 of the Annual Report, such holdings remained unchanged as at 31 March 2025. Such holdings increased to 8.5% as at 23 April 2025 and remained unchanged as at 27 May 2025.
Bank of America corporation held 5.89% of our outstanding share capital as at 1 April 2024. As noted on page 272 of the Annual Report, such holdings remained unchanged as at 31 March 2025. Such holdings decreased to 5.60% as at 27 May 2025.
Since 31 March 2025, we have not been notified of any other significant change in the percentage ownership held by our major shareholders.
Material interest in American Depositary Shares

As at 27 May 2025, we had 10,778 registered holders of our American Depositary Shares (ADSs) representing ownership of 8.60% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 27 May 2025, based on information available to us, we believe that approximately 7.86% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

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

Subsequent Events

National Grid North America (NGNA) priced a EUR1.2bn bond issue from its EMTN programme on 27 May 2025 consisting of EUR500m 5-year 3.15% notes and EUR700m 3.917% 10-year notes. Settlement is scheduled to take place on 3 June, 2025.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of National Grid plc. and its subsidiaries (together the “Group”) as at 31 March 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended 31 March 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 March 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2025, in conformity with “IFRS” Accounting Standards as issued by the International Accounting Standards Board ("IASB").

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at 31 March 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 14 May 2025, expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

US environmental provisions – Refer to notes 1F, 26 and 35 to the financial statements
Critical Audit Matter Description

At 31 March 2025, the Group has £2,065 million of environmental provisions in the United States (“US”) relating to a number of sites owned and managed by the Group together with certain sites which are no longer owned.

We have identified the US environmental provisioning at certain sites as a key audit matter due to the complexities in estimating the future cost of remediation and the judgement involved in the determination of the discount rate applied.

The sites with the highest level of estimation uncertainty were identified as those with significant contamination (“Superfund” sites) and certain other legacy Manufactured Gas Plant (“MGP”) sites based on factors including the presence of regulatory correspondence in the year and the level of change in the provision amount. These sites represent the majority of the total US environmental provisions.
Environmental provisions are calculated based on management’s best estimate of the cash flows that will be required to settle the obligation, discounted at a real discount rate, calculated based on the US government bond yield curve and the weighted average life of the provisions.
There are various complexities and uncertainties that exist in relation to the cash flows including:

•the impact of changes in regulation or the environmental agencies’ interpretation and implementation of the regulations;
•the extent of contamination identified and modelled from ongoing exploratory and remediation works;
•the form, timing, extent, and associated cost of remediation needed;
•the methods and technologies used in remediation; and
•the allocation of responsibility for remediation.

Management is required to make judgements in selecting an appropriate discount rate which reflects changes in US treasury rates as current market assessments of the time value of money. The Group has increased their real discount rate to 2.0% for the undiscounted cash flows to reflect current market rates. As described in note 35, the change in discount rate has reduced the environmental provision balance by £82 million.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future cash flows of the Superfund and certain legacy MGP sites and the selection of the discount rate for US environmental provisions included the following, among others:
•We tested the effectiveness of controls over management’s compilation of forecast cash flows and determination of the discount rate.

•With regard to the estimated cash outflows:

◦We agreed the proposed remediation activities to technical engineering studies agreed with the environmental agencies where available, or considered latest correspondence with the environmental agencies where remediation plans are yet to be agreed. The associated costings of these activities were agreed to third-party contracts and estimates. We worked with our environmental specialists to assist us in evaluating management’s key assumptions;
◦We read relevant correspondence and meeting minutes with the environmental agencies,working with our specialists to evaluate management’s position where significant estimation uncertainty exists;
◦In order to assess the completeness of the year end liabilities we completed public domain searches on federal databases across all Group subsidiaries to determine whether any relevant costs or applicable sites were omitted. We further checked for the latest regulatory changes at the federal and local level, and precedent from remediation plans recently agreed with the environmental agencies, to determine any indication of changing requirements;
◦We evaluated the results of ongoing environmental testing for potential non-compliance or evidence that the existing or planned remediation activities would require revision or enhancement;
◦We evaluated information obtained from the Group’s internal legal counsel in our evaluation of the recorded provisions; and
◦We performed additional procedures regarding the uncertainty over the allocation of responsibilities between the Potentially Responsible Parties (“PRPs”);
▪We made enquiries of the US internal legal counsel and obtained analysis directly from external legal counsel to understand any potential changes to the previously determined positions.
▪We evaluated settlements in the period with PRPs and compared the results to their assumed shares.
▪We evaluated publicly available financial statement information and disclosures for a selection of PRPs to identify contradictory evidence in their share percentage and test financial viability.
▪We assessed the extent to which the evidence obtained demonstrated that the allocations will be substantially followed by all parties.
•To evaluate the discount rate chosen by management, we evaluated the methodology that management has adopted for calculating the discount rate and independently calculated an appropriate discount rate which we used to assess management’s rate.

We assessed management’s disclosures in notes 1F, 26 and 35.

/s/ Deloitte LLP

London, United Kingdom
14 May 2025

We have served as the Group's auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of National Grid plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of National Grid plc and subsidiaries (together the “Group”) as of 31 March 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 March 2025, of the Group and our report dated 14 May 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying internal control over financial reporting section appearing on page 262 of the Additional Information section. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
14 May 2025

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
Incorporated by reference

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
Incorporated by reference

2(c)	Description of Securities Registered Under Section 12 of the Exchange Act	Incorporated by Reference

4(a).1*	Underwriting Agreement dated as of 23 May 2024 among National Grid plc and the underwriting banks named therein.	Incorporated by reference

4(b).1*	Amended and Restated Further Acquisition Agreement dated 19 July 2023 between Lattice Group Limited and Luppiter Bidco Limited relating to the acquisition of shares in GasT TopCo.	Incorporated by reference

4(b).2*	Remaining Acquisition Agreement dated 19 July 2023 between Lattice Group Limited and Luppiter Bidco Limited relating to the acquisition of shares in GasT TopCo.	Incorporated by reference

4(c).2	Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2014. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).3
Amendment to Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2015. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)
Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).5	Service Agreement among National Grid plc and Andrew Agg dated 21 December 2018. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Jacqui Ferguson	Incorporated by reference

4(c).7	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Earl Shipp. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Jonathan Silver. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Elizabeth (Liz) Hewitt. (Exhibit 4(c).16 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Paula Rosput Reynolds. (Exhibit 4(c).17 to National Grid plc Form 20-F dated 8 June 2021 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Lord Ian Livingston. (Exhibit 4(c).18 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Anne Robinson. (Exhibit 4(c).19 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).14	Letter of Appointment—Tony Wood. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).15	Letter of Appointment—Martha Wyrsch (Exhibit 4(c).21 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).16	Letter of Appointment —Iain Mackay (exhibit 4(c).17 to National Grid plc Form 20-F dated 6 June 2023 File No. 1-14958)	Incorporated by reference

4(c).17	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).18	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).19	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

8
List of subsidiaries - The list of the Company’s significant subsidiaries as of 31 March 2025 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint venture and associates—Subsidiary undertakings” on pages 242-245 included in the Annual Report on Form 20-F for the financial year ended 31 March 2025. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2025.
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
Filed herewith

15.1	Consent of Deloitte LLP, independent registered public accounting firm to National Grid plc.	Filed herewith

17.1	Subsidiary guarantors and issuers of guaranteed securities	Incorporated by reference

97.1	US Clawback Policy	Incorporated by reference

* Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By: /s/ Andrew Agg
Andrew Agg
Chief Financial Officer

London, England
29 May 2025