Form 20-F
period 2026-03-31
NATIONAL GRID PLC
filed 2026-06-03
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2026

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2026 was 5,198,968,690
Ordinary Shares of 12 204/473 pence each

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2026 and is dated 3 June 2026. Details of events occurring subsequent to the approval of the annual report on 13 May 2026 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Pages(s)
1	Identity of directors, senior management and advisors	Not applicable	—
2	Offer statistics and expected timetable	Not applicable	—
3	Key Information
	3A [Reserved]		—
	3B Capitalization and indebtedness	Not applicable
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk Factors	“Additional Information—Internal control and risk factors—Risk factors”	226-232
4	Information on the company
	4A History and development of the company	“Strategic Report—National Grid at a glance”	4-5
		“Strategic Report—Chief Executive’s review”	8-11
		“Strategic Report—Our business environment”	14-15
		“Strategic Report—Performance against our strategic priorities ”	16-17
		“Strategic Report—Our key performance indicators”	26-29
		“Strategic Report—Financial review—Capital Investment and asset growth ”	78
		“Financial Statements—Notes to the consolidated financial statements—Note 2. Segmental analysis—(c) Capital investment”	148
		“Financial Statements—Notes to the consolidated financial statements—Note 3. Revenue —(g) UK Electricity System Operator”	150
		“Financial Statements—Notes to the consolidated financial statements—Note 5 Exceptional items and remeasurements —2026;—2025;—2024”	155-156
		“Financial Statements—Notes to the consolidated financial statements—Note 10. Assets held for sale and discontinued operations”	164-165
		“Additional Information—The business in detail—UK Regulation” and “—US Regulation”	220-225
		“Additional Information—Shareholder information—Articles of Association”	251-252
		“Additional Information—Shareholder Information— Documents on display”	252
		“Additional Information—Other disclosures—Research, development and innovation activity”	235
		“Additional Information—Other unaudited financial information—Alternative performance measures/non-IFRS reconciliations—Capital investment at constant currency”	241
		“Additional Information—Shareholder information”	250-255
	4B Business overview	“Strategic Report—National Grid at a glance —Our businesses”	4
		“Strategic Report—Our Business Model”	12-13
		“Strategic Report—Our Business environment”	14-15
		“Strategic Report—Performance against our strategic priorities ”	16-17
		“Strategic Report—Our business units “—UK Electricity Transmission”; “—UK Electricity Distribution”; —New England”; —New York”; “—National Grid Ventures”	18-22
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	53-68
		“Strategic Report—Financial review—Segmental operating profit”	73-77
i

		“Financial Statements—Notes to the consolidated financial statements—Note 2. Segmental analysis”	145-148
		“Financial Statements—Notes to the consolidated financial statements—Note 3. Revenue”	149-152
		“Financial Statements—Notes to the consolidated financial statements—Note 10. Assets held for sale and discontinued operations”	164-165
		“Financial Statements—Notes to the consolidated financial statements—Note 17. Derivative financial instruments—(b) Commodity contract derivatives”	175
		“Additional Information—The business in detail—UK Regulation” and “—US Regulation”	220-225
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—Note 34. Subsidiary undertakings, joint arrangements and associates”	206-209
	4D Property, plants and equipment	“National Grid at a glance—Our businesses”	4
		“Strategic Report—Our business model”	12-13
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	53-68
		“Strategic Report—Financial review—Capital Investment and asset growth”	78
		“Strategic Report—Financial review—Financial Position”	80
		“Financial Statements—Consolidated statement of financial position”	140
		“Financial Statements—Notes to the consolidated financial statements—Note 13. Property, plant and equipment”	169-171
		“Financial Statements—Notes to the consolidated financial statements—Note 21. Borrowings”	177-178
		“Additional Information—Internal control and risk factors—Risk factors—Operational risks”	229-231
		“Additional Information—Other disclosures—Property, plant, equipment and borrowings”	235
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	235
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Our business environment”	14-15
		“Strategic Report—Our business units “—UK Electricity Transmission”; “—UK Electricity Distribution”; —New England”; —New York”; “—National Grid Ventures”	18-22
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	53-68
		“Strategic Report—Financial review”	69-84
		“Financial Statements—Notes to the consolidated financial statements—Note 2. Segmental analysis”	145-48
		“Financial Statements—Notes to the consolidated financial statements—Note 3. Revenue”	149-152
		“Financial Statements—Notes to the consolidated financial statements—Note 5 Exceptional items and remeasurements ”	154-157
		“Financial Statements—Notes to the consolidated financial statements—Note 32. Financial risk management—(c) Currency risk”	197-198
		“Additional Information—The business in detail—Other activities”;—UK Regulation” and “—US Regulation”	220-225
		“Additional Information—Internal control and risk factors—Risk factors—Law, regulation and political and economic uncertainty”	227
		“Additional Information—Commentary on consolidated financial statements”	248-249
	5B Liquidity and capital resources	“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	53-68
		“Strategic Report—Financial review”	69-84

		“Financial Statements—Consolidated cash flow statement”	141
		“Financial Statements—Notes to the consolidated financial statements—Note 1.A Going concern”	142
		“Financial Statements—Notes to the consolidated financial statements—Note 17. Derivative financial instruments”	174-175
		“Financial Statements—Notes to the consolidated financial statements—Note 20. Cash and cash equivalents”	177
		“Financial Statements—Notes to the consolidated financial statements—Note 21. Borrowings”	177-178
		“Financial Statements—Notes to the consolidated financial statements—Note 29. Net debt”	190-193
		“Financial Statements—Notes to the consolidated financial statements—Note 30. Commitments and contingencies”	194
		“Financial Statements—Notes to the consolidated financial statements—Note 32. Financial risk management”	195-205
		“Financial Statements—Notes to the consolidated financial statements—Note 33. Borrowing facilities”	205
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation”	220-225
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity”	232
	5C Research and development, patents and licenses, etc.	“Additional Information—Other disclosures—Research, development and innovation activity”	235
	5D Trend information	“Strategic Report—Chief Executive's Review ”	8-11
		“Strategic Report—Our business environment”	14-15
		“Strategic Report—Task Force on Climate-related Financial Disclosures (TCFD)”	53-68
		“Strategic Report—Financial review”	69-84
		“Strategic Report—Our business units “—UK Electricity Transmission”; “—UK Electricity Distribution”; —New England”; —New York”; “—National Grid Ventures”	18-22
	5E Critical Accounting Estimates	Not applicable	—
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance Report—Our Board”	91-93
	6B Compensation	“Corporate Governance Report—People &’ Remuneration Committee report”	107-126
		“Corporate Governance Report— People & remuneration Committee report —Remuneration at a Glance”	109-110
		“Corporate Governance Report—People & Remuneration Committee report—Statement of implementation of policy in 2025/26 ”	111-124
		“Financial Statements—Notes to the consolidated financial statements—Note 4. Other operating costs—(c) Key management compensation”	153
		“Financial Statements—Notes to the consolidated financial statements—Note 25. Pensions and other post-retirement benefits”	179-186
	6C Board practices	“Corporate Governance Report—Our Board”	91-93
		“Corporate Governance Report—Corporate Governance overview”	89-90
		“Corporate Governance Report—Audit & Risk Committee report”	100-104
		“Corporate Governance Report—People & Remuneration Committee report”	107-126
		“Corporate Governance Report—People & Remuneration Committee report—Statement of implementation of policy in 2025/26 ”	111-124
		“Additional Information—Shareholder Information—Articles of Association—Directors”	251
	6D Employees	“Strategic Report—Our business model”	12-13

		“Strategic Report—Our People”	47-48, 234
		“Financial Statements—Notes to the consolidated financial statements—Note 4. Other operating costs—(b) Number of employees”	153
		“Additional Information—Other disclosures —Unions”	234
	6E Share ownership	“Corporate Governance Report—People & Remuneration Committee report—Statement of implementation of policy in 2025/26 ”	111-124
		“Additional Information—Shareholder information—All-employee share plans”	255
		“Share ownership”	“Further Information”
	6F Disclosure of a registrant’s action to cover erroneously awarded compensation	Not applicable	—
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	253
		“Material interests in shares”; and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—Note 30. Commitments and contingencies”	194
		“Financial Statements—Notes to the consolidated financial statements—Note 31. Related party transactions”	194
		“Material interests in shares”	“Further Information”
	7C Interests of experts and counsel	Not applicable	—
8	Financial information
	8A Consolidated statements and other financial information	“Strategic Report—Chair’s statement”	6-7
		“Strategic Report—Financial review”	69-84
		“Strategic Report—Corporate governance overview—Key Board Activities ”	94
		“Corporate Governance—Audit & Risk Committee report—Significant issues and judgments relating to the financial statements	102
		Financial Statements—Consolidated financial statements ”	137-211
		“Financial Statements—Notes to the consolidated financial statements—Note 9. Dividends”	164
		“Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
	8B Significant changes	“Strategic Report—Financial Review—Post balance sheet events”	84
		“Financial Statements—Notes to the consolidated financial statements—Note 36. Post balance sheet events”	211
		“Additional Information—Shareholder Information—Events after the reporting period”	252
		“Subsequent Events”	“Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder Information—Share information”	252
	9B Plan of distribution	Not applicable	—
	9C Markets	“Additional Information—Shareholder information—Share Information”	252
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	Additional information

	10A Share capital	Not applicable	—
	10B Memorandum and articles of association	“Additional Information—Shareholder information—Articles of Association”	251-252
		“Additional Information—Shareholder information—Articles of Association; — Dividend Rights"	251
		“Additional Information—Other disclosures—Change of control provisions”	233
		“Additional Information—Other disclosures—Corporate governance practices: differences from NYSE listing standards”	233-234
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	235
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	252
	10E Taxation	“Additional Information——Shareholder information—Taxation”	253-255
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	252
	10I Subsidiary information	Not applicable
	10J Annual Report to Security holders	Not applicable
11	Quantitative and qualitative disclosures about market risk
	11(a) Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—Note 17. Derivative financial instruments”	174-175
		“Financial Statements—Notes to the consolidated financial statements—Note 32. Financial risk management”	195-205
		“Additional Information—Internal Control and Risk factors—Risk Factors”	226-232
	11(b) Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—Note 35. Sensitivities”	210-211
	11(c) Interim Periods	Not Applicable	—
	11(d) Forward looking statement safe harbor	“Additional Information—Cautionary statement”	262
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—–
	12D American depositary shares	“Additional Information—Shareholder information—Depositary payments to the Company”	252
		“Additional Information—Definitions and glossary of terms”	256-261
		“Material interest in American Depositary Shares”	“Further Information”
13	Defaults, dividend arrearages and delinquencies	Not applicable	—
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures
	15(a) Disclosure controls and procedures	“Additional information —Internal control and risk factors—Disclosure controls”	226
	15(b) Management’s annual report on internal control over financial reporting	“Additional Information—Internal control and risk factors——Internal control over financial reporting”	226
		“Corporate Governance Report—Audit & Risk Committee report”	100-104
	15(c) Attestation report of the registered public accounting firm	“Report of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
v

	15(d) Changes in internal control over financial reporting	None	226
16	16A Audit committee financial expert	“Corporate Governance Report—Our Board”	91-93
		“Corporate Governance—Audit & Risk Committee report—Committee financial experience”	100
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	233
	16C Principal accountant fees and services	“Corporate Governance Report—Audit & Risk Committee report—External audit—External auditors' fees”	104
		“Corporate Governance Report—Audit & Risk Committee report—External audit—Non-audit services”	104
		“Financial Statements—Notes to the consolidated financial statements—Note 4. Other operating costs—(d) Auditors’ remuneration”	153
	16D Exemptions from the listing standards for audit committees	Not applicable	—
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information—Shareholder information—Material interests in shares—Authority to purchase shares”	253
	16F Change in registrant’s certifying accountant	Not applicable	—
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from NYSE listing standards”	233-234
	16H Mine safety disclosure	Not applicable	—
	16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
	16J Insider Trading Policies	“Insider Trading Policy”	“Further Information” and Exhibit 11(b)
	16K Cybersecurity Disclosures
	16K(b) Risk management and strategy	“Additional Information—Internal control and risk factors—Risk factors—Cyber or physical security breaches”	229
	16K(c) Governance	“Strategic Report—Our principal risks and uncertainties—Catastrophic security incident”	32
		“Strategic Report—Cybersecurity governance”	37
17	Financial statements	Not applicable	—
18	Financial statements
		Financial Statements—“Consolidated financial statements”	137-211
		“Financial Statements—Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
19	Exhibits	Filed with the SEC	—

vi

We Bring Energy to
Power Possibilities
Annual Report and Accounts 2025/26

Welcome to National Grid
We Bring
Energy to Power
Possibilities
We are driven by our mission, safely and reliably
connecting millions of people to the energy they
use, while investing at scale to meet rising
demand, power economic growth and deliver
system resilience and energy security.

Read more on page 10

Strategic Report
1	2025/26 performance highlights
4	National Grid at a glance
6	Chair’s statement
8	Chief Executive’s review
12	Our business model
14	Our business environment
16	Performance against our strategic priorities
18	Our business units
23	Our stakeholders
26	Our key performance indicators
30	Internal control and risk management
31	Our Group Principal Risks
38	Responsible Business review
53	TCFD
69	Financial review
85	Section 172 and NSIS statement
86	Viability statement

Corporate Governance
88	Chair’s statement
89	Governance overview
91	Our Board
94	Key Board activities
95	Culture and workforce engagement
96	Board evaluation
97	Directors’ induction, development and training
98	Nomination Committee report
100	Audit & Risk Committee report
105	Safety & Operations Committee report
106	Responsible Business Committee report
107	Directors’ Remuneration report

Financial Statements
128	Statement of Directors’ responsibilities
129	Independent Auditor’s report
137	Consolidated financial statements
212	Company financial statements

Additional Information
220	The business in detail
226	Internal control and risk factors
233	Other disclosures
236	Other unaudited financial information
248	Commentary on consolidated financial statements
250	Shareholder information
256	Definitions and glossary of terms
262	Cautionary statement

Our reporting
Online content In this report there are QR codes you can scan to view further content online. Simply open the camera app on your smartphone to scan the code.

Further reading Throughout this report you can find links to further detail within this document.

Online report and other web content
The PDF of our Annual Report and Accounts 2025/26
includes a full search facility. You can find the document
by visiting our website nationalgrid.com/investors/
resources/reports-plc or by scanning the QR code below.

Read this report online

National Grid plc Annual Report and Accounts 2025/26	1	Strategic Report	Corporate Governance	Financial Statements	Additional Information

2025/26 performance highlights

Statutory operating profit 2024/25: £4,934m +10% y-on-y	£5,431m

Statutory earnings per share 2024/25: 60.0p +9% y-on-y	65.5p

Capital investment 2024/25: £9.85bn +18% y-on-y	£11.58bn

Dividend per share 2024/25: 46.72p +3.8% y-on-y	48.49p

Underlying operating profit 2024/25: £5,357m +6% y-on-y	£5,680m

Underlying earnings per share 2024/25: 73.3p +6% y-on-y	78.0p

Asset growth 2024/25: 9.0% +190bps y-on-y	10.9%

Alternative performance measure
In addition to International Financial Reporting Standards (IFRS)
figures, management also uses a number of alternative measures to assess performance. Definitions and reconciliations to
statutory financial information can be found on pages 236 – 247.
These measures are highlighted with the symbol above.

Reporting currency
Our financial results are reported in sterling. We convert our US business results at the weighted average exchange rate during the year, which for 2025/26 was $1.34 to £1 (2024/25: $1.27 to £1).

National Grid plc Annual Report and Accounts 2025/26	2	Strategic Report	Corporate Governance	Financial Statements	Additional Information

2025/26 performance highlights cont.

Network reliability 2024/25: 99.9% in line with prior year	99.9%

Lost time injury frequency rate per 100,000 hours worked 2024/25: 0.10 +10% y-on-y	0.11

Scope 1 and 2 GHG emissions in mtCO2e 2024/25: 7.4 +1.2% y-on-y	7.5

Employee engagement in our twice annual Grid:Voice survey 2024/25: 80% +100bps	81%

National Grid plc Annual Report and Accounts 2025/26	3	Strategic Report	Corporate Governance	Financial Statements	Additional Information

We Bring Energy to Power Possibilities
Chair’s statement

Technology changes our existence –
and is inextricably linked to energy
National Grid is in the right place at the right time to take part in the evolving energy landscape, with extensive grids in the
UK and US primed for expansion. We have announced our
intention to invest at least £70 billion over the next five years to enhance our networks. This is an ambitious effort and
demands that we increase our agility, our productivity, and
our speed of technology adoption.
Chief Executive’s review

Energy is the foundation of modern economies and the
grid is the platform that makes energy usable at scale
The networks we plan, build and operate today will serve
customers for decades. The choices we make now,
on sequencing, design, capital discipline and system
architecture, will shape investment, resilience and
economic growth for a generation.
Responsible Business review

Responsible business is important to us and
our stakeholders
Over the past year, we have navigated a complex landscape
characterised by significant economic and political uncertainty.
In this environment, energy security and affordability remain priorities. Part of being a responsible business is taking account of, and responding to, the expectations of our customers,
communities, colleagues and other stakeholders.

National Grid plc Annual Report and Accounts 2025/26	4	Strategic Report	Corporate Governance	Financial Statements	Additional Information

National Grid at a glance

Infrastructure at the heart of energy systems

National Grid businesses play a vital role in energy systems in the UK and US, connecting sources of power to the customers that use them and shaping the future of our critical energy networks.

See our business model on page 12 – 13

Our businesses

UK
UK Electricity Transmission
(UK ET/NGET)
We own and operate the high-voltage electricity
transmission network in England and Wales. This
connects and transmits electricity between
generators, storage, large customers and distribution
networks while delivering the major strategic
infrastructure for a resilient and clean power grid.

UK Electricity Distribution
(UK ED/NGED)
We own and operate the UK's largest electricity
distribution network, serving a population of 20
million people across the East Midlands, West
Midlands, South West and South Wales. This
includes a Distribution System Operator overseen
by an independent panel.

Read more on page 18	Read more on page 19

Our values

Do the right thing	Find a better way	Make it happen
–Stand up for safety every day –Put our customers first –Be inclusive, supporting and caring for each other –Speak up, challenge and act where something doesn’t feel right	–Embrace the power and opportunity of diversity –Increase efficiency to help with customer affordability –Work with others to find solutions for customers –Commit to learning and new ideas	–Take personal ownership for delivering results –Be bold and act with passion and purpose –Focus on progress over perfection –Follow the problem through to the end

National Grid plc Annual Report and Accounts 2025/26	5	Strategic Report	Corporate Governance	Financial Statements	Additional Information

National Grid at a glance cont.

Our businesses

US		International
New York (NY)
We own and operate electricity transmission,
electricity distribution and gas distribution
networks in Upstate and Downstate New York,
delivering energy to 4.2 million customers
(1.7 million electric and 2.5 million gas).

New England (NE)
We own and operate electricity and gas
distribution networks in Massachusetts, serving
2.3 million customers. We also own and operate
electricity transmission networks across
Massachusetts, New Hampshire and Vermont.

National Grid Ventures (NGV)
We develop and operate large-scale energy
projects across the UK and US. They represent a
broad mix of energy assets and businesses,
including six electricity interconnectors between
the UK and Europe, US competitive transmission,
power generation and battery storage.
Other activities Primarily National Grid Partners, the corporate venture capital and innovation arm of National Grid, plus UK property, insurance and corporate activities.

Read more on page 20	Read more on page 21	Read more on page 22	Read more on page 22

2025/26 Regulatory asset value (RAV), rate base and other assets (% of Group)				2025/26 Underlying operating profit (% of Group)				2025/26 Capital investment (% of Group)

●	UK Electricity Transmission 34%	●	New England 14%	●	UK Electricity Transmission 30%	●	New England 15%	●	UK Electricity Transmission 38%	●	New England 17%
●	UK Electricity Distribution 18%	●	National Grid Ventures 4%	●	UK Electricity Distribution 22%	●	National Grid Ventures 6%	●	UK Electricity Distribution 14%	●	National Grid Ventures 1%
●	New York 27%	●	Other activities 3%	●	New York 30%	●	Other activities (3)%	●	New York 30%
Alternative performance measure

National Grid plc Annual Report and Accounts 2025/26	6	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Chair’s statement
Paula Rosput Reynolds
Technology
changes our
existence –
and is inextricably
linked to energy

National Grid is in the right place at the right time in this evolving landscape.

National Grid plc Annual Report and Accounts 2025/26	7	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Chair’s statement cont.

“National Grid is a guardian
of the integrity and capability
of the energy system. It’s our
job to ensure that energy
grids in our regions – both
electricity and natural gas –
have the capability to
move energy to where it is
needed, when it is needed.”

Dear fellow shareholder,
At the very moment you are reading this letter,
more than five billion people around the world are
using the internet. In fact, three-quarters of the
global population are internet users. Yet there are
still two billion people, primarily in Central and
Eastern Africa and South Asia, who have yet to
experience what most of us take for granted. But
whether you are in New York or London, or in rural
Myanmar or on a remote island in Indonesia,
progress only moves one way. Technology
changes our existence – and is inextricably linked
to energy.
Technology saves energy, but it also creates the
need for energy. Artificial intelligence (AI) is the
classic example of both. AI has been years in
development, and it already operates within every
domain of the digital world. But it relies on
increasingly sophisticated microchips, which
consume more energy than early generations of
chips. Concerns about the proliferation of data
centres and how existing utility customers’ bills
might be affected are among the issues yet to be
fully resolved.
Against this backdrop, National Grid is a guardian
of the integrity and capability of the energy system.
We design, build and operate long lead-time,
capital-intensive infrastructure. It’s our job to
ensure that energy grids in our regions – both
electricity and natural gas – have the capability to
move energy to where it is needed, when it is
needed. Whether it’s connecting a wind farm in the
North Sea or providing natural gas to a new chip
fabricator in central New York, it’s our job to plan
for the future.
National Grid is in the right place at the right time in

At least £70bn
capital investment over the next five years
this evolving landscape. We have extensive land-
based electric power and natural gas grids in the
UK and US. With years of planning well underway,
these grids are primed for expansion. In addition,
we operate the most extensive subsea network of
high-voltage direct current (HVDC) interconnectors
in the world, linking the UK with Europe, with
further expansions planned. Given the complexity
of our networks, we are an early adopter of
technologies to make our grids more efficient.
Through sensors, automated controls, unmanned
surveillance, and AI, we are changing how
infrastructure operates. We both support the
energy requirements of AI and are a major user of
its capabilities.
National Grid has announced its intention to invest
at least £70 billion over the next five years to
enhance our networks. This is an ambitious effort
but, rest assured, our focus on safety and reliability
does not waver. The enormity of the challenge
demands that we increase our agility, our
productivity, and our speed of adoption. To this
end, in November 2025, National Grid welcomed a
new Chief Executive, Zoë Yujnovich, who
succeeded our long-serving leader, John
Pettigrew.
In this report, you’ll hear Zoë’s voice on how she is
bringing new perspectives, discipline, and energy
to National Grid.
No annual report issued by an energy company in
May 2026 would be complete without some
commentary on the situation in the Middle East.
The global disruption in the movement of
hydrocarbons through the Strait of Hormuz affects
all participants in the energy value chain.
Affordability for our customers remains a concern.
Efficiency – like the kind that Zoë is driving – is the
most powerful tool that we have to deploy.
Though we can debate the merits of how much AI,
and how quickly it is adopted, technology will
create opportunities we can only begin to imagine.
The geopolitics of the moment are troubling, but
the future is still bright.
Your ownership in National Grid underpins our
ability to deliver critical new transmission and
distribution infrastructure on two continents. On
behalf of the Board, I thank you for your continued
support of our company and our mission.
Paula Rosput Reynolds
Chair
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	8	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Chief Executive’s review
Zoë Yujnovich
Energy is
the foundation
of modern
economies and
the grid is the
platform that
makes energy
usable at scale

National Grid plc Annual Report and Accounts 2025/26	9	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Chief Executive’s review cont.
Energy is the foundation of modern economies,
and the grid is the platform that makes energy
usable at scale. For decades, it operated largely
out of sight. Today, it sits firmly at the centre of
national economic strategy, and it is not
moving back.
Across the UK and the north‑eastern United
States, there has been a fundamental shift.
Electricity demand is rising again after years of low
or negative growth. The large‑scale build‑out of
low‑carbon generation and storage, the
electrification of transport and industry, advanced
manufacturing and the rapid growth of artificial
intelligence are reshaping how and where energy is
produced and consumed. These shifts are also
influencing natural gas demand, particularly as
systems balance resilience with transition.
What has not changed is our responsibility: to
move energy safely, reliably, at scale and in real
time, from where it is produced to where it is
needed. What has changed is the urgency, and the
recognition that networks can either be an
essential catalyst for growth or a constraint.
The connection between supply and demand
depends on networks, that’s why National Grid sits
at the centre of national economic strategy.
National Grid is well positioned for this moment.
We operate extensive electricity and natural gas
networks across the UK and the north‑eastern US,
regions where demand is growing and the pace of
change is accelerating. Our networks are ready to
support expansion and modernisation. The
essential nature of what we do defines both our
responsibility and our opportunity.
Our value proposition is clear. We build, own and
operate high‑quality, regulated infrastructure that
supports economic growth, strengthens energy
security and delivers tangible benefits to the
communities we serve.
Our model offers investors exposure to sustained
long‑term growth in energy demand, without the
day‑to‑day volatility that can characterise other
sectors. The strategic nature of our assets is well
understood in investment circles, often described
as HALO: heavy assets, low obsolescence.
We are investing at unprecedented scale to
expand and modernise the networks that will
underpin this next phase of economic growth. At
the same time, we are determined to make better
use of the networks we already have and connect
customers faster.
As Chief Executive, I am clear about what this
moment demands: disciplined capital allocation,
excellence in execution and a culture that values
accountability as much as ambition. Growth
matters, but never at the expense of safety,
reliability, affordability or trust.

2025/26 financial performance highlights

Capital investment[1]
£11.58bn
2025: £9.54bn +21%

Asset growth
10.9%
2025: 9.0% +190bps

Return on Equity
9.8%
2024/25: 9.0% +80bps

Underlying operating profit
£5.7bn
2024/25: 5.2bn +9%

Underlying EPS[1]
78.0p
2024/25: 72.0p +8%

Dividend growth in line with policy
48.49p
2024/25: 46.72p +3.8%

1.  Underlying results from continuing operations excluding
exceptional items, remeasurements, deferrable major
storm costs (when greater than $100m), timing, and the
impact of deferred tax in the UK regulated businesses
(NGET and NGED). Underlying EPS and
capital investment calculated at constant currency.

National Grid offers growth and resilience

c.8-10% underlying EPS CAGR
High visibility growth –Unmatched visibility of investment and earnings –Multiple growth drivers –Critical infrastructure assets –Long-duration cash flows and low-risk returns	+	Resilient business model –Strong regulatory capabilities –Clear delivery track record –Strong balance sheet –Resilient to macro-economic volatility
Progressive dividend
=
Aiming to deliver double-digit investor returns

National Grid plc Annual Report and Accounts 2025/26	10	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Chief Executive’s review cont.
Over the past six months, I have mobilised our
senior leaders in a rigorous review of the business,
testing our ambition against industry-leading peers
and customers’ rising expectations of us. This
culminated in a refreshed strategic framework – not
a change in direction, but a clearer and more
effective way of translating strategy into delivery
across a complex organisation.
At its core is our mission:
we bring energy to power possibilities.
First, we are focusing on the operational
fundamentals: delivering our capital programme on
time and on budget; maximising asset
performance and reliability; providing a consistently
strong customer experience; and functions that
support the businesses effectively. We call these
the “brilliant basics” – where credibility is earned
and trust is built, because execution is what turns
investment into impact.
Second, we are driving three “big shifts” that will
improve performance and enhance delivery
capacity: strengthening leadership, capability and
performance management; scaling technology,
data and AI to unlock productivity and faster
connections; and stepping up our external
positioning and policy engagement to help
shape outcomes that work for our customers
and investors.
As system needs evolve, regulatory and policy
frameworks must evolve too. We are being more
focused and deliberate in shaping outcomes that
support affordability, resilience and growth for
customers, communities and investors, building
coalitions and taking clearer positions.
Affordability is central to everything we do. We
recognise the pressure that energy bills place on
households and businesses, and we take seriously
our responsibility to deliver our part of the system
as efficiently as possible. How we invest and
operate has a direct impact on what customers
pay, both today and over the long term. History
shows that under‑investment does not remove
cost; it merely defers and ultimately increases it,
through connection delays leading to lost
economic opportunity and higher system operating
and constraint costs.
Our refreshed strategic framework focuses our organisation
Our focus is therefore on getting more from the
networks we have, investing efficiently, making
trade‑offs transparent and maintaining discipline as
we grow.
Achieving this transformation at pace also depends
on effective policy and the right regulatory
frameworks. Strategic planning, efficient permitting
and fair cost allocation are essential. Rate impacts
perceived as unfair, or new loads that compromise
reliability, cannot be the outcome of this growth
cycle. We work closely with our regulators, who
challenge our thinking and help ensure we deliver
for customers. We are working towards a shared
objective: networks that are affordable, resilient
and support economic growth.
Delivering new infrastructure also means earning the
trust of the communities that host it. These are
long‑lived assets that create lasting national and local
benefits, but we are candid that construction and
maintenance can bring disruption and visual impact.
Engagement therefore matters as much as
engineering. We are raising our ambition by being
clearer about the benefits projects bring, innovating
to reduce impacts wherever possible, enhancing the
natural environment and ensuring communities share
in the value created, including through skills
development, apprenticeships and local employment.
Our people sit at the heart of this effort. Each year,
we bring hundreds of new colleagues into National
Grid. For many, this is not just a job, but the start
of a long‑term career. The next generation of
colleagues will operate networks that are more
flexible and intelligent than ever before. Data,
sensors, automation, advanced system design and
digital tools, including artificial intelligence, are
already changing how we plan, operate and deliver
work. These technologies help us unlock capacity
from existing networks, connect customers faster
and improve decision‑making, while maintaining
the safety and reliability on which our
reputation depends.

We Bring Energy to Power Possibilities

Brilliant Basics. Big Shifts. Disciplined Growth.

Building optionality for disciplined Growth

Growth - Build on our delivery credibility to find new ways of creating value

Drive Big Shifts to define our future

- Leadership, People & Performance
- Technology & Innovation
- External Positioning

Enabled by

Deliver Brilliant Basics to lead on performance

- Capital
- Asset
- Customer
- Functions

Clear values underpin how we will deliver

- Make it Happen
- Do the Right Thing
  Safety, Ethics, Inclusion
- Find a Better Way

National Grid plc Annual Report and Accounts 2025/26	11	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Chief Executive’s review cont.
“I am deeply grateful for the
opportunity to lead National Grid
through a period of profound
change. The networks we plan,
build and operate today will
serve customers for decades.”
In 2025/26, we increased capital investment by more
than 20% to £11.6 billion, driving asset growth of
10.9%. Higher operating profit, combined with lower
financing costs, increased underlying operating profit
to £5.7 billion, delivering 8% growth in underlying
earnings per share at constant currency, in line with
our guidance. And we grew our dividend by 3.8%, in
line CPIH inflation.
These results give me confidence in the quality of
our assets and the strength of the business. The
professionalism and dedication of my colleagues
make all of this possible, and I thank them for
another year of keeping energy flowing safely
and reliably.
I also want to thank our shareholders. In my first
months as Chief Executive, I have met with many
of you and listened carefully to your perspectives.
I have taken that guidance seriously, and I hope
you will see it reflected in this report and in the way
we are positioning National Grid for the future.

Five-year financial framework 2026/27 – 2030/31 announced 2 March 2026

Capital investment
at least £70bn to meet decarbonisation and energy security goals and accelerating demand growth from data centres and industrial electrification

Group asset growth	Underlying EPS
c.10% CAGR[1]	8-10% CAGR[2]

1.Group asset compound annual growth rate from a 2025/26 baseline. Forward years based on assumed USD FX rate of
$1.35:£1 and long run UK CPIH and US CPI assumptions.
2.EPS compound annual growth rate from a 2025/26 baseline. Forward years based on assumed USD FX rate of
$1.35:£1, long run UK CPIH, US CPI and interest rate assumptions and scrip uptake of 25%.

UK ET	c.£31bn
UK ED	c.£9bn
New York	c.£17bn
New England	c.£12bn
NGV	c.£1bn
I am deeply grateful for the opportunity to lead
National Grid through a period of profound change.
The networks we plan, build and operate today will
serve customers for decades. The choices we
make now, on sequencing, design, capital
discipline and system architecture, will shape
investment, resilience and economic growth for
a generation.
Energy will power the next economy. Networks will
carry it.
Our task is to build those networks safely,
efficiently and at the pace required, so that energy
can unlock the growth, innovation and resilience on
which modern economies depend.
Zoë Yujnovich
Chief Executive
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	12	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business model
Delivering today,
We operate and invest in regulated infrastructure
that supports economic growth while delivering
resilient returns for shareholders and benefits for
the communities we serve.
building for tomorrow

We deploy our resources effectively…

Physical assets	Efficient financial capital	Strategic and responsible leadership	Expert colleagues

Our network assets are critical infrastructure.
They are large and built to last. We
continuously invest to maintain and upgrade
them to ensure safe and reliable service,
integrate new sources of energy, and meet
new demand.

We fund our business through a combination
of equity and debt. We maintain an
appropriate mix of the two and manage
financial risks prudently, committing to a
strong overall investment grade credit rating.

Our strategy positions our business to
support growth, long-term economic
benefits, and a cleaner future in the places
we operate. We have well-established
governance structures and controls in place
to manage risk.

We are immensely proud of our people.
Together we have spent decades installing
and managing critical networks and systems,
forging relationships, and building a culture of
ambitious, diligent and passionate service.

Read more on page 18	Read more on page 69	Read more on page 8	Read more on page 47

…and nurture our partner relationships…
With our customers, including the electricity generators that own the energy that flows through our networks.	With our contractors who have complementary skills, experience and resources to help us get the job done.	With national and regional governments and local communities who support us to deliver infrastructure that meets their needs.	With the regulators and agencies that agree the prices we can charge and the amounts we can invest, as well as the health, safety and environment standards we must meet.

National Grid plc Annual Report and Accounts 2025/26	13	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business model cont.
…to shape the future of energy systems…

Generation and storage
In the US, we own and operate fossil
fuel electricity generation facilities on
Long Island. We also operate modern
solar and battery storage projects
with NextEra Energy Resources on
Long Island.

Integrating cleaner energy
Renewables and zero carbon sources
play a critical and fast-growing role in
our energy systems. Facilitating
connections to a wide range of clean
energy sources – including large-scale
generation to local, customer-led
generation and storage – is a
fundamental part of our work. We earn
a regulated return on the assets we
build when extending our network to
connect new energy sources.

Interconnectors
Interconnectors are high-voltage
cables used to connect the electricity
systems of neighbouring countries to
allow the trading of excess energy and
balance supply and demand to
maintain security of supply. We
operate six interconnectors linking the
UK to France, Belgium, Norway, the
Netherlands and Denmark. We sell
capacity on our interconnectors to
facilitate cross-border flow.

Transmission
Our transmission networks transport
energy over long distances, safely and
efficiently from where it is produced to
distribution networks. We facilitate the
connection of energy generation
assets and large loads to our
transmission systems and we charge
generators and distributors for putting
energy through our networks, based
on prices set by regulators.

Distribution and supply
In the UK and US, we deliver
electricity. In the US, we also deliver
gas and act as a supplier. Our
distribution networks take high-voltage
electricity and high-pressure gas from
the transmission networks, and deliver
it at lower voltages and reduced
pressures to homes and businesses.
They also enable two-way flows as
customers generate, store and export
electricity locally. Through our UK
Electricity Distribution System
Operator (DSO) we ensure that supply
and demand are coordinated and that
local generation, storage and flexibility
can be used to support the network.

Sources of energy
Networks and infrastructure
Delivering for customers
…to create lasting value and deliver positive outcomes for our stakeholders.

Customers Delivery of safe and reliable energy to customers in the communities we serve and provision of essential assets that connect energy generators to our transmission networks.	Investors A low-risk and dependable investment proposition, focused on generating shareholder value through dividends and asset growth.	Colleagues An inclusive and safe environment where colleagues can develop their skills and careers to reach their full potential.	Supply chain and delivery partners Responsible and efficient supply and delivery chains with aligned interests.	Communities Creation of jobs, skills and employability pathways, alongside charitable community work and the long-term benefits of reliable supply through infrastructure investment.	Political and regulatory Trusted relationships at national and regional levels to ensure alignment and delivery of our shared energy, growth and environmental objectives.

99.9%	78.0p	33,017	c.£8bn	52,620	£9,834m
Network reliability 2024/25: 99.9%	Underlying EPS 2024/25: 73.3p	Employees 2024/25: 31,645	Electricity Transmission Partnership launched in UK	Colleague volunteering hours 292,611 hours since 2021	Green capital expenditure[1] 2024/25: £7,667m

1. See definition on page 26.

Read more on our Principal Risks on page 31 — 36

National Grid plc Annual Report and Accounts 2025/26	14	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business environment
Our business environment is being shaped by rising electricity demand, an evolving supply mix, and major reforms which are changing how energy systems are planned, built and operated. Against a backdrop of geopolitical uncertainty and rapid technological change, we are delivering the adaptive and reliable infrastructure needed to support economic growth for customers and communities.

Energy supply and demand

Shifts in energy supply and
demand are accelerating the need
for larger and smarter electricity
and gas networks. This is driven by
low-carbon generation, storage,
electric vehicles, electrification of
heating and industry, and
increasingly from data centres to
power AI. This is creating new
opportunities and reshaping where
and how capacity is needed.

Impact on our industry
–New generation continues to shift towards low-
carbon sources. In 2025, renewables generated
a record 52.5% of UK electricity and accounted
for nearly 88% of new generation capacity in the
US. The UK’s Contracts for Difference auction in
early 2026 secured 8.4GW of future offshore
wind capacity.
–Natural gas is expected to remain a key part of
the energy mix in the UK and US, playing a
critical role in managing renewable intermittency
and peak demand, as well as home heating.
–Electricity demand continues to rise in the UK
and US, driven by electrification of transport and
heat, and more recently, by the rapid growth in
data centres and advanced manufacturing.
These trends are reshaping long‑term network
planning and connection requirements.
–Battery storage capacity and other flexible
assets are reaching commercial scale, becoming
increasingly important for system balancing and
to avoid excess power going unused.
How we are responding
–National Grid is expanding and upgrading its
networks to keep pace with rising demand and
the shift to cleaner generation. In 2025/26, we
connected 1.8GW of new capacity across our
electricity networks.
–We are increasing the capacity of our electricity
and gas networks where demand is growing
fastest. In the UK, we are constructing a new
substation at Uxbridge Moor which is expected
to connect more than a dozen new data centres
to the grid from 2029.
–We are enabling our customers to connect and
operate flexible assets including solar, storage
and other technologies. In New England, we are
piloting new technology to help customer assets
come online faster and adjust output at times of
grid stress.

Technology and innovation

Technology and innovation are
unlocking new ways to plan, build,
operate and maintain our
networks. They are transforming
the customer experience with
smart meters, flexible services and
better billing. AI is reshaping every
aspect of our business,
accelerating our ability to plan,
respond and deliver across our
electricity and gas networks.

Impact on our industry
–AI is creating opportunities to improve
operational efficiency across the value chain,
through enhanced grid intelligence, predictive
and autonomous maintenance, and customer
service. Across our operating areas, AI adoption
continues to accelerate, with increasing agentic
and autonomous applications.
–Grid-enhancing technologies, such as smart
sensors, are unlocking capacity on the existing
network by allowing optimisation of how much
electricity can be safely carried on power lines at
any moment.
–Customer-facing digital platforms are enabling
customers to manage their energy, lower bills
and track real-time outages. Utility companies
are responding with better apps and smart
software.
How we are responding
–We are upgrading and operating our
infrastructure with state-of-the-art technology
including dynamic line rating, digital twins and
drones. These technologies are transforming
how we plan and operate the network, easing
constraints and supporting faster connections.
–In the UK, we have installed dynamic line rating
technology on more than 600 km of electricity
transmission infrastructure, which has saved
£21m in constraint costs over the last five years.
–We are leveraging AI technology across our
businesses. Our collaborations with Emerald.AI
and GridCARE are helping to unlock additional
grid capacity and supporting our large load
customers, including data centres, to connect
faster. Our partnership with Rhizome helps us
identify and prevent wildfire risks across our
networks in the US and UK.

National Grid plc Annual Report and Accounts 2025/26	15	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business environment cont.

Global uncertainty

Economic and political uncertainty continues to impact energy supply around the world, making it more important to focus on resilience and security.
Impact on our industry
–Global conflicts are increasing uncertainty across
the energy landscape and countries are
refocusing on domestic energy security.
–Oil and gas markets remain volatile, as the UK
and Europe phase out Russian gas imports and
supply from the Middle East becomes
unpredictable.
–Trade disputes are increasingly unpredictable
with new tariffs impacting global trade and
supply chains and creating challenges for major
energy infrastructure projects.
–Transmission and distribution systems are under
pressure from physical and cyber security
threats.
How we are responding
–We remain focused on delivering resilient and
secure infrastructure – helping to reduce the risk
of disruption for the communities we serve.
–We participate in key working groups including
the Energy Networks Association in the UK and
the Edison Electric Institute and American Gas
Association in the US, to advocate for policies
that deliver a smooth energy transition.
–We are building resilience in our supply chains.
In the UK, our new supply chain partnership
model is propelling a c.£8 billion programme of
substation upgrades by providing exclusive long-
term contracts to regional suppliers.
–We are supporting the Northeast Supply
Enhancement (NESE) project to expand natural
gas capacity in Downstate New York,
strengthening energy reliability and supporting
economic growth for homes and businesses.
–We build resilience against the increase in
physical and cyber threats into our networks and
operations.

Affordability and reliability

Affordability and reliability are
shaping customer and regulator
expectations of energy networks.
Households feel pressure from
persistently higher bills, while
business and industry navigate
increasing costs which impact
growth. Meanwhile, regulators are
strengthening their focus on
resilience and reliability of supply
as electricity demand grows,
extreme weather events intensify,
and systems become more
dependent on variable renewables.

Impact on our industry
–Customers are facing sustained pressure from
higher energy costs and inflation across many
consumer goods. Affordability remains at the
forefront of public expectations and policy debates.
–Grid reliability faces a dual challenge of ageing
infrastructure which requires accelerated
replacement while simultaneously absorbing
rapid growth in intermittent generation, large
demand loads, and flexible assets. The scale of
investment required to maintain and expand the
network is increasing, and customers expect
services that can withstand extreme weather
and rising peak demand.
How we are responding
–Since 2023, NGV’s subsea interconnectors have
saved UK customers more than £1.65 billion by
importing electricity from Europe, compared to
generating the same power from gas in the UK.
–In Upstate New York, we are offering $290
million in bill discounts and energy efficiency
improvements for income-eligible electric
customers. In New England, we provide eligible
low-income customers up to 70% off their bills.
–Our UK transmission network had a reliability
rate of 99.99999%. Since 2024, we have
replaced or refurbished over 1,000 assets
including transformers, switchgear and cables.
–On Long Island, New York, we provide reliable,
affordable electricity and critical support to the
tightening electric system. National Grid
Generation (operated by NGV) owns and
operates 3.8GW of power generation – about
65% of the island's total generating capacity.
–We prevented over 19 million minutes of
customer outages in Massachusetts and
13.5 million minutes in Upstate New York by
deploying fault location, isolation and service
restoration technology on our networks.

National Grid plc Annual Report and Accounts 2025/26	16	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Performance against our strategic priorities
We have been
guided by five
strategic priorities
in 2025/26

See our key performance indicators on page 26 — 29
See our business units on page 18 — 22

Business environment links
Energy supply and demand
Technology and innovation
Global uncertainty
Affordability and reliability

Enable the energy transition

Our networks play an important role in the energy transition.
We work with policymakers, regulators and the wider industry to shape policy and regulatory frameworks needed to reach
shared energy objectives.

1.8GW of new energised capacity connected across our power networks in 2025/26	Business environment:

KPIs –Green capital expenditure –Climate change –Scope 1, 2 and 3 emissions

2025/26 achievements
–We connected 1.1GW of energised renewable capacity to
our networks across the UK and US.
–In UK ET, we accepted Ofgem’s RIIO‑T3 Final
Determination, locking in a 2026–31 framework that enables
major expansion of our network and supports plans to
nearly double capacity. The T3 contract incentivises timely
completion of strategic projects and innovation.
–In UK ED, we responded to Ofgem's ED3 Sector Specific
Methodology Consultation, highlighting that transforming the
UK’s energy system will require investment at an
unprecedented scale, supported by a regulatory framework
that enables economic growth, decarbonisation and strong
customer outcomes.
–In New England, we secured Massachusetts Department of
Public Utilities approval for the cost recovery of Electric
Sector Modernization Plan projects, balancing customer
affordability with the state’s clean energy objectives.
–In New York, we gained approval from our regulators for
new rates at Niagara Mohawk and our Long-Term Gas Plan,
supporting greater renewable integration and planning for
the Northeast Supply Enhancement pipeline.
–NGV announced the world’s first 100% hydrogen-fuelled
commercial linear generator at Northport power plant.

Build the networks of the future now

We are scaling a once-in-a-generation increase in network
capacity to connect and transport electricity. We are
modernising our electricity networks to improve capacity,
visibility, security and reliability, and drive economic growth.
We will ensure the safety and reliability of our gas networks.

at least £70bn cumulative capital investment over our five-year financial framework to 2030/31	Business environment:

KPIs –Group capital investment –Asset growth

2025/26 achievements
–In UK ET, we advanced major construction activity across
our portfolio, progressing delivery of the transmission
infrastructure required to connect new generation capacity
at pace.
–In UK ED, we added 250MVA of capacity to our distribution
network and are on track to deliver an increase in capital
investment of over £100 million versus prior year.
–In New England, we established strategic contractor
partnerships to accelerate timelines, reduce risk, and lower costs across more than $3 billion of planned capital work
over the next five years.
–In the US, we have cumulatively installed over 2 million smart meters – covering 68% of customers in Upstate New York
and 35% of customers in New England.
–NGV is developing projects in the UK and US which will
contribute to future capital investment. In the UK, NGV
recently gained agreement on a regulatory framework for its
LionLink hybrid interconnector project, which is planned to
be delivered in partnership with TenneT. In the US, in
conjunction with partners NY Transco and NY Power
Authority, NGV are engaged with communities to gain
support for NY Propel, a high-voltage enhancement to New
York's electricity grid.

National Grid plc Annual Report and Accounts 2025/26	17	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Performance against our strategic priorities cont.

Deliver for customers

We aspire to provide excellent service to all our customers, ensuring they can connect to the network in a timely fashion, that their energy provision is reliable, and that we are easy to do business with.

99.9% reliability across our UK and US electricity networks	Business environment:

KPIs –Network reliability –Customer satisfaction

2025/26 achievements
–Our UK and US networks maintained a high level of service
reliability. Our UK transmission network had just one loss of supply event, the lowest number in ten years.
–In UK ED, we are connecting new sources of renewable
low-carbon generation to our network, increasing the total
amount across our region to over 14GW. Our Vulnerability
Strategy has supported over 21,000 customers to save
£22m on their bills in 2024/25.
–In UK ET, we drove Connections Reform with NESO,
establishing a new delivery pipeline and prioritisation
framework intended to speed up connections and to enable
more efficient delivery of the transmission capacity required for Clean Power 2030.
–In the UK, we modernised our contact centre by deploying
Amazon Connect, improving service speed and
management of service restoration after unplanned outages.
–Across New York and New England, we replaced 315 miles
of leak prone gas pipe.
–In the US, we expanded access to emergency bill
assistance, home weatherisation and energy usage
education by partnering with more than 10 local
organisations in New York and Massachusetts.

Operate safely and efficiently

To deliver our part in a changing energy system, we are
transforming our internal processes, strengthening our
customer focus and sharpening our commercial edge. We are
investing in the capabilities we will need in the future and our ability to operate safely remains our top priority.

0.11 lost time injury frequency rate LTIFR)	Business environment:

KPIs –Group LTIFR –Underlying EPS –Group RoE

2025/26 achievements
–In UK ET, we improved operational efficiency by
modernising how the network is controlled, including
upgrades to our transmission control centre, alongside
innovations including drones, use of AI, and dynamic line
rating, the latter of which has saved £21m in constraint
costs over the last five years.
–During Storm Goretti, our UK ED business dealt with over
1,300 incidents and restored approximately 246,000
customers across the region. We also made over 97,000
proactive calls to the Priority Service Register (PSR).
–Our New York and New England gas systems performed
well during the extended winter storm season, keeping our
customers warm during heavy snow and hurricane-force
winds. Our power restoration efforts were recognised with
Edison Electric Institute (EEI) Emergency Response Awards.
–In NGV, our UK interconnectors delivered 90% availability
across the fleet (up from 86% in 2024/25) and provide a
total import capacity of 7.8GW.
–Our LTIFR stood at 0.11, compared with 0.10 in 2024/25
and against our Group target of 0.10. In response, we have
implemented targeted Group and business unit initiatives to
strengthen risk awareness, leadership engagement and
control effectiveness.

Build tomorrow’s workforce today

Delivering on our ambitions requires one big team. We're
developing and recruiting for the skills and roles we need so we can build tomorrow's workforce today. From apprentices
to leaders, we're creating the place to develop a career that positively impacts energy infrastructure and the planet.

703 graduates, apprentices and interns welcomed in the UK and US	Business environment:

KPIs –Employee engagement index

2025/26 achievements
–Across the UK and US, we welcomed 3,790 new employees
during the year.
–All new starters receive training on our mission, values and standards, supported by role-appropriate technical and
leadership development.
–Over half of vacancies continue to be filled through internal moves and promotions, reflecting our strong focus on
developing and retaining talent.
–In response to the scale and complexity of our capital
program, we are working with the University of Oxford
and the Saïd Business School to strengthen project
management capability, improve delivery at scale and
reduce risk across our major infrastructure programmes.
–Employee feedback matters and all permanent staff are
invited annually to share their views on working at National
Grid. Our employee engagement score remains strong
at 81%.

National Grid plc Annual Report and Accounts 2025/26	18	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business units

UK
UK Electricity Transmission

Highlights

–Agreed the RIIO T3 price control, securing the regulatory
framework for April 2026–March 2031 and enabling up to
£31bn of capital investment.
–Delivered 2025/26 financial results in line or ahead of
expectations, with underlying operating profit up 18% year
on year and capital investment up 46%.
–Started construction of three new or significantly expanded substations, including Uxbridge Moor, which is supporting
multiple data centre connections and is expected to be the
largest capacity substation in the UK.
–Launched the Electricity Transmission Partnership (ETP) to
strengthen supply chain relationships, capacity and
productivity, with c.£1.7bn already allocated to partners
under the framework.

Looking ahead

–Make submissions to Ofgem across the various stages of
the reopeners process for up to £14bn of additional funding
to deliver new connections and system reinforcements.
–Work closely with customers and industry partners to deliver
Connections Reform.
–Connect up to 35 GW of generation and 19 GVA of demand
through RIIO T3, supporting economic growth and
decarbonisation.
–Deliver the ASTI portfolio, enabling power flows from 50GW
of offshore wind across our network.
–Go live with our next generation Electricity Control Centre and SCADA system.

Investment
Over the course of 2025/26, we have delivered £4.37bn of capital investment. We are working to deliver up to £31bn capital investment in our RIIO-T3 investment plan, acting as an engine for growth and powering the country through the shift to a cleaner economy.
The volume of investment planned over RIIO-T3 will stretch our supply chain, with transmission owners around the world upgrading their grids. In July, we launched our Electricity Transmission
Partnership (ETP) to help power Britain’s clean energy future. This is designed to unlock long‑term supply chain capacity and skills across
England and Wales. The ETP remodels how we engage with
suppliers, moving to a longer-term collaborative approach that builds strong regional partnerships and rewards partners for high-quality performance over time. It will accelerate the delivery of vital substation infrastructure across England and Wales and support the
UK’s clean energy transition, with c.£8bn of substation construction work to be awarded over the RIIO-T3 period across c.130 projects.
Work on our Accelerated Strategic Transmission Investment (ASTI)
projects continues at pace and the primary supply chain is now in place for all 17 ASTI projects. We have made good progress on the six ASTI projects where construction commenced in 2024/25. Our
ASTI portfolio is crucial to a lower carbon energy future and we are working to minimise the carbon emissions from construction while balancing that with the cost to the customer and delivery at speed.
We now model future emissions so that we can take action to reduce our impact on the environment without delaying programmes.
Innovation
We are building a brand new, state-of-the art control centre to manage the transmission network of tomorrow. This will reinforce network resilience, uphold our world-class reliability standards and power the clean energy transition. The control centre will use our new
SCADA (Supervisory Control and Data Acquisition) system, expected to go-live in June 2027, providing real-time visibility and control of our assets and allowing us to respond quickly to changing network conditions and customer needs.
We are systematically testing new technologies and ways of working.
Over the course of 2025/26, we have worked with Hyperion Robotics and the University of Sheffield on a UK‑first trial of low‑carbon
3D‑printed concrete substation foundations. If deployed across all substations, this technology could save over 700 tons of concrete and over 300 tons of CO₂ over ten years. In addition, we energised over 300 km of Dynamic Line Rating (DLR) technology in 2025/26 and installed a further 300 km to enable the flow of more renewable generation. Digital (weather-based) and sensor-based DLR has saved consumers over £23.4m over the year and £230m over RIIO-T2. We plan to install a further 260 km of DLR in 2026/27.
Customers
We are connecting new energy users as well as new sources of renewable and flexible power to deliver secure, reliable and increasingly decarbonised energy. Over the course of 2025/26, we connected Britain’s largest solar array in Kent and the nation’s biggest battery energy storage system at Tilbury substation.
We have long advocated for reform as critical to achieving the UK
Government’s Clean Power 2030 ambition. However, there are key dependencies outside ET’s direct control. This year Ofgem has approved proposals from the National Energy System Operator
(NESO) to reform Britain’s connection arrangements and prioritise the energy projects that are most ready and most needed to meet the country’s clean power targets. In addition, NESO has now published the new connections pipeline, including details of the strategic alignment of generation technologies to the UK Government’s Clean
Power 2030 capacity targets. We continue to work closely with
NESO to support the implementation of Connections Reform and are now taking major steps towards having a better view of the future needs of the transmission network.
Reliability and safety
The reliability of our network remains world-class. Network reliability was
99.99999%, with just one Energy Not Supplied event, the lowest number in ten years. This is underpinned by delivery of asset health interventions and maintenance compliance. Our new Enterprise Asset Management
(EAM) platform will support the transformation of our asset management capabilities and management of an intelligent network with granular asset data and a shared view of risk and total cost of ownership.
As we grow, maintaining a strong safety culture and ensuring everyone is competent and confident in their roles is essential. We narrowly missed our LTIFR target (0.11 vs a 0.10 target) but have worked with our supply chain to enable growth and delivery while embedding safety compliance, best practice and innovation.
People
Delivery of the energy network of tomorrow will require a significant expansion of our workforce. We’ve made great progress in attracting new talent. Our permanent headcount is now 4,718, with 712
experienced hires and 261 graduates and trainees joining over the year. We’re investing in the future and expanding our training and authorisation programmes. This year we have created new pathways for colleagues to build critical skills, gain the right authorisations, and take on work that matches their experience.

Read more about our business units on page 220

National Grid plc Annual Report and Accounts 2025/26	19	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business units cont.

UK
UK Electricity Distribution

Highlights

–Maintained high Broad Measure Customer Satisfaction
score of 9/10.
–Our Vulnerability Strategy has supported over 21,000
customers to save £22m on their bills in 2025, and our
Winter Campaign drove a 71% increase on Priority
Services Register impact.
–Increased the total amount of generation connected to
our network to over 14GW.
–Enabled 120,000 low-carbon technology (LCT)
connections, including a 30% increase in EV chargers.
–Delivered a material increase in our Distribution System
Operator’s (DSO) flexibility market offerings – registering
309,514 of flexibility assets and securing 3,064MW of
flexibility capacity available to dispatch.
–The EQUINOX trial, one of the UK's largest domestic
heat pump flexibility programme, delivered 8,000+ heat
pumps into business-as-usual flexibility markets
alongside Octopus Energy and Scottish Power.

Looking ahead

We remain focused on developing a strong, region-led ED3
business plan for the period out to 2033 that delivers for
customers, supports growth, and enables the region’s net
zero transition in an efficient and affordable way. We will
continue our engagement with customers, communities
and stakeholders as we refine our proposals, ahead of
submitting our final ED3 business plan to Ofgem in
December 2026.

Investment
Every day, we work to provide safe, reliable electricity, connect customers to the energy they need, and create the network capacity required for a cleaner, more flexible energy system in an evolving climate and market.
In 2025/26, we remained focused on investing at pace to expand capacity and enable the region’s growth and net zero ambitions. We delivered record capital investment, up 13% year-on-year. We are connecting new sources of renewable low-carbon generation to our network, increasing the total amount across our region to over 14GW and increased capacity in our secondary network by 250MVA (a 39%
increase on the previous year). We also continued to shape the evolving regulatory framework, responding to Ofgem’s ED3 Sector
Specific Methodology Consultation and submitting Early Proposals that emphasised the need for focusing on customers’ needs and the role of the DSO as we deliver unprecedented investment levels to support the UK’s clean power transition. We are pleased that seven of these early proposals have been taken forward by Ofgem.
Innovation
Innovation is at the heart of our strategy to deliver greater value to customers. Through initiatives such as the deployment of monitors across the low-voltage network, we are enhancing network
management and swiftly locating faults. Our adoption of AI
technologies is specifically targeted at improving customer
experiences, with predictive analytics forecasting scores for customer service, automated curtailment reporting that will streamline project lifecycles, and an AI-powered chatbot making data on our public data portal more accessible and understandable. Our use of AI is also supporting improvements in our DSO, ensuring the final outputs better meet customer expectations, which include visibility and access to our flexibility markets and products that have grown significantly this year. These advancements collectively demonstrate our ongoing commitment to utilising innovation to unlock customer benefit.
Customers
UKED plays a vital role in keeping over 8 million homes and
businesses powered and supporting the region’s growth. In 2025/26, we placed a strong emphasis on enhancing customer service and engagement. We achieved a Broad Measure Customer Satisfaction score of 9/10, thanks in part to the modernisation of our contact centre through the roll-out of Amazon Connect and the complete digitisation of agent knowledge with a new knowledge management platform. We also improved customer journeys for unplanned
outages and connections, making it simpler for customers to access information and support whenever they need it.
During the year, we responded proactively to a number of severe weather events, mobilising teams to restore supplies safely and keeping customers informed throughout. Notably, we acted quickly during Storm Goretti, one of the worst storms on record to
specifically hit the South West. The South West saw winds of over
90mph, the biggest storm in the region for two decades. We
recorded over 1,300 incidents related to Goretti, with approximately
246,000 customers impacted; impressively, 73% had their supply restored within 24 hours.
Our commitment to customer engagement extended beyond
immediate service improvements. Ahead of ED3, we launched our
BIG Conversation initiative, engaging directly with customers and stakeholders, and established our Independent Stakeholder Group to ensure our business plan is customer led and reflects regional priorities. Furthermore, our largest ever winter campaign achieved record engagement, driving a 71% increase on Priority Services
Register impact and in 2025, we earned the accolade of Campaign of the Year at the Energy Awards 2025.
Reliability and safety
Maintaining a safe, resilient and reliable network remains central to our 2025/26 performance. We delivered network reliability of
99.98795%. We strengthened our safety culture and learning,
training operational leaders and safety professionals in incident investigation and root cause analysis to enhance the quality of investigations and the actions that follow. We also made progress on safety performance, with our LTIFR decreasing year-on-year as we continue to work towards our strong safety target of less than 0.10.
People
We continued to invest in our workforce, building the capability and capacity needed to deliver a safe, reliable and growing regional network. We strengthened our teams through targeted recruitment and development, supporting colleagues to build the skills required for an increasingly complex energy system and the delivery of our ambitious investment programme.

Read more about our business units on page 220

National Grid plc Annual Report and Accounts 2025/26	20	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business units cont.

US
New York

Highlights

–New York delivered strong performance across its 26,400
square mile service territory. We met or exceeded key reliability targets, delivered record gas throughput during extremely cold temperatures, and continued to invest in a smarter and more
reliable energy system for our customers.
–The Public Service Commission (PSC) unanimously approved
Niagara Mohawk’s joint proposal, establishing a three-year
electric and gas rate plan. The agreement authorises
approximately $5.5 billion in capital investment, delivers more than $290 million in bill discounts for income eligible customers, and strengthens Climate Leadership and Community
Protection Act (CLCPA) aligned grid modernisation and storm
resilience.
–In September, the PSC affirmed that the proposed Northeast
Supply Enhancement (NESE) project is necessary to enhance
reliability and resilience of the downstate gas system. We also helped shape the New York State Energy Plan, which
recommended a diversified approach that expands renewables
and invests in electric and gas infrastructure.

Looking ahead

Our priorities are clear: delivering safe, reliable, affordable energy to the millions of customers who depend on us every
day; raising the bar on customer satisfaction; executing our capital programme efficiently and safely; accelerating the pace of connecting new customers to our networks; and advancing
regulatory and policy outcomes that serve the long-term
interests of both our customers and business – all the while maintaining disciplined investment and continuing to
modernise how we operate.

Investment
We delivered approximately $4.6bn in capital investment, up $440m year-over-year, and remain on track against our $23bn five-year capital framework. Under the approved KEDNY and KEDLI rate
plans, we replaced over 220 miles of leak prone pipe to modernise gas infrastructure. The Upstate Upgrade progressed, with Smart Path
Connect energised, enabling large-scale renewable interconnections and strengthening transmission resilience. Climate Leadership and
Community Protection Act (CLCPA) Phase 1 and 2 are progressing, with major construction and material contracts awarded, ready to support renewable growth and improved reliability for our 1.7 million upstate customers.
Innovation
Innovation centred on modernising operations for our workforce. We launched Gas Business Enablement in Downstate New York,
streamlining daily work, improving field execution, and elevating customer interactions by embedding digital innovation across gas operations. We successfully deployed horizontal directional drilling at
Greenpoint LNG facility using a laser guided boring machine to complete a fully trenchless installation of foundation heating elements beneath an active LNG tank. This approach minimised disruption, maintained operational integrity, and enhanced long-term reliability.
In our electric business, we exceeded deployment targets for fault location, isolation and service restoration (FLISR), reducing customer minutes interrupted by more than 13.5 million and supporting over
290,000 customers. We reduced interconnection times for electric vehicles and distributed energy resources (DERs) by 10% and
advanced remote sensing, including drones for data capture and light detection and ranging (LiDAR) for vegetation management.
The gas business leveraged advanced technologies to enhance
pipeline inspection. With the use of robotic internal inspection tools, we can assess pipelines in previously inaccessible locations, reducing inspection costs while strengthening reliability and system integrity. In response to recent federal rulemaking, we have also been an early adopter of non‑destructive technologies that determine pipeline material properties without physical sampling, conserving resources and supporting compliance with evolving regulatory requirements.
We have made strong progress in advancing our approach to large load growth where demand from data centres and advanced
manufacturing continues to increase. We are focused on accelerating speed to power through a combination of interconnection process improvements, digitising the customer connection journey, and flexible connections.
This year we also launched the Kraken programme, a cutting-edge customer information and relationship management platform. This innovative step forward will transform the way we interact with and serve all of our US customers, driving significant advances in operational efficiency and service quality.
Customers
We earned three Edison Electric Institute (EEI) Emergency Response
Awards for restoration efforts following severe storms in Upstate New
York. We responded to twelve major storms, restoring service for
95% of impacted customers within 7.94 hours.
We launched an after-call survey via text message to capture real-time customer feedback and improve digital experience. We continue to install Advanced Metering Infrastructure (AMI), with over 1.5 million meters now completed, reaching 67% of Upstate customers. AMI will improve outage response, customer insights, and operational efficiency.
Our Grid for Good Initiative delivers community benefits and during the Annual Day of Service, 1,167 volunteers served at 38 events across New York.
Reliability and safety
We delivered exceptional reliability performance, achieving Customer
Average Interruption Duration Index (CAIDI) and System Average
Interruption Frequency Index (SAIFI) targets for the 18th consecutive year, the only New York utility in the state to do so. During the extended historic cold winter in 2026, the downstate network recorded six of the ten highest gas throughput days in KEDLI’s history, underscoring resilience during peak demand.
Safety performance remained a core strength. The New York Electric team achieved zero switching errors across nearly 110,000 switching steps. We advanced proactive safety practices through Digital Job
Briefs, improving hazard recognition and consistency in field execution. We deployed telematics across nearly 10,000 vehicles, giving more than 1,500 daily users improved fleet visibility and safety performance that outpaces peers. We ended the year with an LTIFR of 0.11.
People
We continued to strengthen our workforce through meaningful labour engagement and investments in our employees and workforce
pipeline. We reached a four-year collective bargaining agreement with members of IBEW Local 1049, a labour union, providing stability and reinforcing our commitment to collaboration and safety. We were awarded the Bell Seal for Workplace Mental Health, the highest level of recognition with Platinum status from Mental Health America.

Read more about our business units on page 220

National Grid plc Annual Report and Accounts 2025/26	21	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business units cont.

US
New England

Highlights

–Improved customer satisfaction (CSAT) significantly while
reducing complex connections cycle time by
approximately 10%.
–Announced partnership with Kraken to replace customer
platform.
–Replaced 95 miles of leak prone pipe.
–Completed construction of the VT-NH portion of the
A1B2 project, upgrading a transmission line in service
since 1909.

Looking ahead

Moving forward, our priorities remain: significantly
enhancing customer performance, obtaining regulatory and
policy results that benefit our customers, fulfilling our capital commitments, and continuing to strengthen our safety
plans that support everything we do.

Investment
We invested $2.7 billion in 2025/26, $500 million more than last year, to deliver a smarter, stronger, cleaner electric grid and to ensure the safety and reliability of our gas system. To deliver projects in our electric business, we stood-up strategic contractor partnerships for transmission line, substation and distribution work that will allow us to build long-term strategic relationships with selected suppliers. We expanded our FLISR capability to 34% of customers, enabling self-
healing networks and avoiding over 19 million minutes of outages.
Construction was completed on the Vermont-New Hampshire portion of the A1B2 asset condition replacement transmission project that is upgrading a line which has been in service since 1909.
Natural gas plays an essential role in the Commonwealth’s all-of-the-
above energy strategy, providing a reliable foundation for economic growth, helping to meet rising demand, and keeping customer bills affordable. That energy mix requires continued investment to ensure safety and reliability. We replaced 95 miles of leak prone pipe to improve network safety and reduce emissions. Additionally, we awarded the contract for the Tewksbury Vaporizer project, which will replace ageing LNG vaporisation equipment, and are undertaking a
$283m investment to replace the South Yarmouth LNG storage tank, both of which are essential to assure peak day reliability on the natural gas system.
Innovation
We are using AI across the business. For example, we implemented the NICE CX One platform in our contact centres and AI is now evaluating 100% of calls and directly linking call quality to customer satisfaction. In our electric business, we partnered with AiDASH to use satellite imagery and AI to predict and remove vegetation threats, reducing outages by nearly 30%.
This year we also launched the Kraken programme, a cutting-edge customer information and relationship management platform. This innovative step forward will transform the way we interact with and serve all of our US customers, driving significant advances in operational efficiency and service quality.
Customers
The business made significant gains in customer service and
operations: customer satisfaction (CSAT) increased significantly year over year to 72% while after-call survey scores increased 22%, and complex connections cycle time dropped by approximately 10% this year, following last year’s 10% reduction. We also connected over
160MW of distributed energy resources, enabled the installation of
41MW of EV charging infrastructure, and have now installed nearly
500,000 AMI (smart meters). Our management of storms continues to be recognised for exemplary performance, including an emergency response award from the EEI. We continue to make day-to-day
operational improvements as we pursue breakthroughs aligned with our broader strategy to transform the customer experience.
As part of our most recent electric rate case, we developed a first-of-
its-kind tiered income discount rate to better align bill support with household need. We proposed a similar tiered income discount rate rate for gas customers as part of our gas rate case, and are now working with the Massachusetts Department of Public Utilities, government, community agencies, and other utilities to develop a standardised tiered low income discount programme for all
Massachusetts customers.
Reliability and safety
On our electric network, performance remains strong; our reliability puts us in the 1st quartile for System Average Interruption Duration
Index (SAIDI) and the top of 2nd quartile for System Average
Interruption Frequency Index (SAIFI) when using Institute of Electrical and Electronics Engineers national criteria. In the gas business, we continued our high leak response performance with over 99% of odour calls responded to within 60 minutes, compared to a statutory target of 97%. The gas distribution system demonstrated its
importance to the region once again, performing well during a cold and snowy winter with our LNG assets supporting over 20% of our supply portfolio during periods of peak demand.
Safety remains fundamental to our operations. Incident rates remain low overall, with LTIFR at 0.09 and an Occupational Safety and
Health Administration (OSHA) recordable rate of 1.64, approximately
14% below the three-year average. However, there is opportunity to improve, and we will continue to mature high-energy awareness and controls, bolster first-and second-line assurance, strengthen contractor oversight and readiness, and improve learning quality.
People
Our Strategic Workforce Development team leverages partnerships between community-based training providers, colleges and
universities and vocational technical schools to create and develop short, medium, and long-term talent pipelines to fill critical roles. This year we welcomed UMass Lowell, a Research 1 public university with a deliberate strategy to partner with industry, to the cohort. Since inception in 2023, approximately 150 graduates have joined our company in critical roles, with 21 promotions in the current year.

Read more about our business units on page 220

National Grid plc Annual Report and Accounts 2025/26	22	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our business units cont.

International
National Grid Ventures

Highlights

–National Grid Ventures (NGV) develops, builds, and
operates energy assets and businesses in the US and
through its interconnectors business in the UK. It drives
growth for the organisation through investment in new
projects, with earnings underpinned by stable long-term
regulated frameworks and contracts.
–In 2025/26, NGV sold two of its businesses, National
Grid Renewables in the US for approximately $2.1 billion
and Grain LNG in the UK.

Looking ahead

NGV looks to continue to grow its businesses on both
sides of the Atlantic. This year, NGV signed memoranda of
understanding with both TenneT Germany and EirGrid to
explore developing hybrid interconnector projects with
Germany and Ireland respectively. NGV US continues to
progress its competitive transmission strategy with more
bids anticipated to be submitted as part of its new
partnerships in the coming year.

Investment
In addition to its large fleet of operational assets, NGV is actively developing projects in the high-voltage transmission markets in both the UK and the US, which will contribute to future capital investment.
NGV operates six HVDC interconnectors with a total capacity of
7.8GW, connecting the UK to France, Belgium, the Netherlands,
Denmark, and Norway. With LionLink, an upcoming major capital project in partnership with TenneT Netherlands, NGV is planning for the construction of a first-of-its-kind hybrid interconnector which would connect the UK and the Netherlands. The project reached a major milestone this year, gaining agreement for a regulatory framework with Ofgem.
NGV US operates 3.8GW of conventional generation assets across its sites in Long Island, New York. In addition, NGV US owns and operates the Providence Rhode Island LNG peak-shaving plant which provides approximately 2 billion cubic feet of LNG storage capacity, along with vaporisation and liquefaction capabilities. NGV US owns part of the NYTransco joint venture, which oversees $1bn worth of transmission assets. NGV has a growing competitive transmission business in the US and has formed its first partnerships to bid for transmission projects across multiple transmission markets.
Innovation
This year, NGV US announced it will install the world’s first 100%
hydrogen-fuelled commercial linear generator at Northport power plant to demonstrate the capability of H2 generation with a small-
scale pilot project. NYTransco is currently progressing Propel NY, a capital project aimed at strengthening the electric connections between downstate and upstate New York.
In the wake of rapidly growing energy demand across the UK and
Europe, NGV partnered with RenewableUK in chairing the new
Multipurpose Interconnector (MPI) task force, which published its report and recommendations on how to enable delivery of MPIs in
January 2026. NGV is now working with industry and regulatory leaders to progress the recommendations made in the report.
Customers
This year showed a strong performance for NGV in terms of
delivering for customers. In the US, the generation business was required to deliver significant additional capacity as a result of the seasonal cold weather this winter. From December 2025 through
February 2026, the generation fleet produced 36% higher energy output than the prior four-year average, including a 260% increase from 2025 in steam generation during the cold-snap that affected the
US Northeast from 23 January to 9 February 2026.
On 2 March 2026, NGV received a final FERC Order approving the rate case settlement for the LNG facility in Providence, RI. The rate case allows the facility to continue to add critical capacity to the gas system.
February 2026 marked the energisation of the Dover Station
substation in Dutchess County, New York, which was delivered by
NGV’s NYTransco joint venture. This upgrade is allowing for
increased power flows and system improvements, demonstrating the value of modernised energy systems.
Reliability and safety
Availability across the interconnector portfolio was 90%, exceeding the full-year target with a 4% improvement from 2024/25. To further improve reliability in the future, NGV is working towards modernising the IFA interconnector in the coming years along with resilience initiatives spanning the entire fleet.
In the US, Providence LNG is embarking on a modernisation effort to improve the efficiency and reliability of the plant.
NGV operates with safety always top of mind for all colleagues, across all business areas. LTIFR was on target this year at 0.10.
Across the organisation, efforts to centre leading indicators at the heart of safety discussions have been adopted to foster a proactive safety culture.
People
To support the progress of National Grid’s growth ambitions, NGV utilises a broad mix of talent, from business originators to skilled asset operators. NGV continues to build capability in the competitive transmission space by bring in new talent and ensuring growth opportunities for existing talent.

Read more about our business units on page 220

Other activities
Other activities primarily relate to National Grid Partners, the corporate venture capital and innovation arm of National Grid, as well as UK property, insurance and corporate activities. In 2025/26,
National Grid Partners invested in three new portfolio companies and
16 follow on rounds. We exited one company, Urbint, during the year.
We now have 41 active companies in the portfolio investments in five strategic venture funds. We have invested more than $550 million to date. Some examples of companies and technologies in our portfolio include: LineVision (dynamic line rating technology), Sensat (capital project design software) and Emerald.ai (demand flexibility software for data centres). Looking ahead, we will continue to innovate and invest in the latest technologies to support the Group.

National Grid plc Annual Report and Accounts 2025/26	23	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our stakeholders
Strong stakeholder engagement

Read our Section 172 Statement on page 85
drives our success
How we engage
Our stakeholder community continues to broaden and evolve, and engaging with them remains fundamental to our daily operations. We focus on timely, effective engagement on the issues and decisions that matter most to them, with the right colleagues leading each interaction. This spans the full organisation – from our Board of Directors, who maintain regular dialogue with key stakeholders, to the working‑level teams who support engagement on our day‑to‑day activities. The insights we gain through these interactions directly inform the decisions that shape and deliver our strategy. Structured reporting mechanisms ensure that information flows seamlessly from stakeholders to the Board and its Committees, helping us understand what we are hearing and enabling us to act on it.
Customers
Why our customers are important to us
Customers are the heart of our business,
representing a diverse community that includes
residential customers and large and small
businesses. Regular and effective engagement with
them is essential to delivering what they need and
expect from us.
Interests
Our customer base, made up of longstanding
customers and an increasing number of new ones,
have wide ranging interests. However, they all
share an expectation that we will deliver efficient,
reliable and affordable service, with transparency
and fairness in how we work with them. We strive
to understand their needs and challenges, along
with how our activities impact their daily lives and
businesses.
Our engagement
–The Board and Group Executive Committee
actively engage on customer matters to better
understand their needs and perspectives and
leverage that feedback into improving customer
experience.
–Strategic account teams have gained
momentum in 2025/26, positioning themselves
as trusted advisors who bring innovative
strategic solutions that can deliver at speed to
accelerate customers’ expansion opportunities.
–We lead or participate in industry initiatives to
find solutions for: general business planning,
expedited grid connections, and affordability
challenges faced by our customers.
Investors
–The Board receives regular updates on customer
matters and undertook two customer deep dives
during the year, including updates on the
implementation of the Kraken programme which will
enhance US customer experience and an
operational visit of the UKED customer call centre.
–Teams  across  the  business  engage  with
 customers on a day-to-day basis – in one-to-one
meetings and community forums – regarding
 connections, bill-related matters  and social
obligations.
Outcomes
–Our customer engagement helps shape what we
do both operationally and strategically.
Understanding our customers means we can
better meet their needs for new connections and
ongoing account management, and informs
longer-term policy.
–As companies increasingly adopt advanced
technologies, resilient, high-quality power and the
ability to timely connect new loads have become
paramount.
–In the US, our work with consumer advocates
continues to make a difference to many of our
customers’ ability to meet the rising challenge of
cost of living.
–In 2025 we launched our BIG conversation –
engaging with thousands of customers and
stakeholders on the future of their local electricity
network. This engagement will continue
throughout 2026/27 and is key to shaping our
future business plan.
Why our investors are important to us
We engage with equity and debt investors on our
strategy and performance. Their involvement
supports the investment needed for a resilient,
future-ready network and provides important
accountability — ensuring we remain transparent,
disciplined, and aligned with our long‑term
commitments.
Interests
Investors look to our financial and operational
performance as indicators of our capacity to
generate attractive returns and uphold
creditworthiness. They are also interested in our
Responsible Business commitments and reporting
to ensure their investments are sustainable, ethical
and responsible.
Our engagement
–During the year, the Chair, Chief Executive and
CFO met with institutional investors in the UK
and overseas as part of our comprehensive
investor relations programme.
–The Group Treasurer and Deputy Group
Treasurer met with Debt and Fixed Income
investors in the UK and overseas as part of our
debt engagement programme.
–Meetings followed our full and half-year results
and the announcement of our updated five-year
financial framework and acceptance of Ofgem’s
RIIO-T3 price control in March 2026.
–The Board engaged with shareholders at our
2025 AGM, which was held as a hybrid meeting
to enable participation both in person and online.
Shareholders were able to put questions to the
Board in advance of, or during, the meeting.
–The Board receives regular monthly updates on
investor relations matters from the Director of
Investor Relations, including the outcome of an
investor sentiment exercise which affirmed our
investor relations approach.
–Debt investors received an overview of our US
regulated businesses from the Group Treasurer
along with the Presidents and CFOs of our US
businesses.
–Held an investor event in May 2025 that shared
full-year results with a focus on major projects in
UK ET and New York.
Outcomes
–Through our engagement, investors understand
our investment case and have visibility of our
strategy, performance and financial strength. This
engagement helped us to efficiently access new
debt and equity funding during the period,
including £4.2 billion of newly issued senior debt.
–The Remuneration Committee considered
feedback from its engagement with investors in
relation to the Directors’ Remuneration Policy,
with 98.38% of voting investors voting in favour of
the Policy at the AGM.

National Grid plc Annual Report and Accounts 2025/26	24	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our stakeholders cont.
Colleagues
Why our colleagues are important to us
We listen to and engage extensively with our
colleagues and with the bodies that represent them
through several channels and processes. This
enables us to understand their needs and
requirements and build a culture that not only
drives our performance and shapes our plans, but
also empowers colleagues to take ownership for
delivering results. Through fostering an inclusive,
supportive and collaborative environment, we
create the conditions for a skilled and motivated
workforce where everyone feels valued and able to
contribute to our shared success.
Interests
Colleague interests are wide-ranging. They have an
interest in company performance and what this
means for them individually, but also want to
understand – and play a part in – shaping our role
in the industry, contributing to our social impact,
and supporting the delivery of our strategic
objectives.
Our engagement
We continued our extensive programme of
colleague engagement in 2025/26. This included:
–Twice yearly live webcasts to all employees
hosted by the Chief Executive.
–Regular Chief Executive posts and interaction on
social media platforms.
–Regular all-hands calls hosted by members of
the Group Executive and senior management.
–The Chair visited two training facilities during the
year, one in the UK and one in the US.
–The Chair and members of the Board visited
operational sites in the UK and US, including a
segment of the ASTI transmission facilities under
construction in July and the Long Island Power
plant facilities in March, to observe work
underway and engage in small group
conversations with key team members.
–
Supply chain and delivery partners
–A series of colleague engagement events were
hosted by the Chair of the People &
Remuneration Committee to discuss reward
structures and talent development. Please see
page 95 for further information.
–Operational site visits by senior management.
–The Chief Executive and Chief People Officer
provided regular updates on employee matters to
the Board, including the results of our twice-
yearly employee engagement survey, Grid:Voice.
Outcomes
–Direct engagement informed Board challenge
and discussion, reinforced the importance of
visible leadership and open dialogue, and fed into
Safety & Operations Committee consideration of
safety reporting, contractor management and on-
site safety behaviours.
–Direct engagement enabled the Board to hear
directly from a broad cross-section of colleagues,
strengthening its understanding of workforce
culture, values and lived experience beyond
formal reporting.
–82% of colleagues took part in our Grid:Voice
survey in February, with an employee
engagement index score of 81% favourable. The
results and feedback helped to identify areas
where we could do more to support employees.

Read more in the Responsible Business Committee report on page 106

Read more about Board engagement with colleagues on page 95

Why our supply chain and delivery partners
are important to us
Working closely with our supply chain and delivery
partners is essential to delivering our long‑term
ambitions. Through strong partnerships and
consistent engagement, we share insights, drive
innovation, and build the resilience needed to meet
changing expectations. This coordinated,
transparent approach ensures a future‑ready
supply chain that supports effective delivery of our
commitments.
Interests
Effective communication and strong coordination
are essential to how we work with our supply chain
and delivery partners. Clear forward visibility and
longer‑term commitments help us plan and
support partners in building the skills and capacity
they need. Early alignment and consistent dialogue
foster collaboration and innovation, enabling us to
meet evolving needs and deliver successful
outcomes.
Our engagement
–Structured and timely engagement takes place
with strategic suppliers and contractors,
complemented by Executive-sponsored senior-
level engagement to foster collaboration and
discuss strategic issues facing the sector.
–Continued collaboration between UK operators
and suppliers through an industry skills and
workforce planning group, consisting of
representatives from key external partners, to
address the industry skills gap challenge
through a focus on critical specialist workforce
roles.
–The Board receives updates on our supplier
engagement programmes via business unit
updates during the year.
–
–We engage in detailed safety forums with
suppliers to drive industry-wide safety
performance.
–In New England, we established strategic
contractor partnerships to accelerate timelines,
reduce risk, and lower costs across more than
$3bn of planned capital work over the next five
years.
–In the UK we entered into a novel long-term
contracting relationship, the Great Grid
Partnership. Members of the Board visited with
the Great Grid Partnership in July 2025, including
presentations from partners to understand
strategic supply chain management.
–The Board considered and approved the Group’s
Modern Slavery Statement.
Outcomes
–Sharing key priorities with our supply chain and
gaining a better understanding of their needs
allows us to jointly manage continuity of supply
and shape our approach to future challenges,
such as the acceleration of investment required to
connect new sources of energy.
–Working with other energy network operators and
suppliers, we have contributed to the creation of a
comprehensive interim Electricity Networks Sector
Growth Plan published in December 2025 by the
Energy Networks Association (ENA) and BEAMA,
the UK manufacturing trade association for the
electrotechnical sector, setting out a collaborative
roadmap to shape national growth.
–We are signatories to the Prompt Payment Code
and encourage our suppliers to adopt the
principles of this code in their own supply chains.

National Grid plc Annual Report and Accounts 2025/26	25	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our stakeholders cont.
Communities
Why our communities are important to us
We engage extensively with the communities
where we work, and with their representatives, to
understand their needs, enhance our contribution
to their wellbeing, and ensure we support them in
the most meaningful and appropriate ways.
Interests
Our communities need us to deliver energy safely
and reliably, while strengthening the positive
contributions our operations bring to their wellbeing
and offering meaningful support to the individuals
and communities who need it most.
Our engagement
–We engage extensively with local communities
as part of our major projects planning
consultations, and we use their feedback to
inform the proposals we submit for development
consent.
–During the year, Board members visited
operational sites and received updates on
community matters, including:
–strategic infrastructure projects and the RIIO-
T3 business plan submission
–a dinner with community, civic and policy
leaders in NYC to discuss policy
considerations, community needs, and how
National Grid could support positive
outcomes.
–On an ongoing basis, we develop and
implement safety programmes, and work with
first responders and communities, so that all
parties have a heightened awareness of how our
system operates and what we do to assure the
highest possible reliability and safety of the
public.
–We lead with listening and lived experience
through structured community feedback,
ensuring our approach is responsive and
informed.
Political and regulatory
–We build trust-based, inclusive partnerships with
local organisations and under-represented
groups to share ownership and strengthen long-
term outcomes.
–We use data and community insight to target
investments, improve decisions, and measure
social and business value.
Outcomes
–Our outreach programmes continue to support
economic growth and help upskill communities,
particularly in the most disadvantaged areas.
–During National Engineers Week, partners
across the US delivered hands-on Energy
Through Engineering activities, reaching more
than 1,500 students.
–In February 2026 we launched BioBus with the
Long Island Children’s Museum – a mobile lab
that will reach over 45,000 students annually.
–Consultation with communities and residents
near proposed UK infrastructure projects enables
us to shape proposals and progress projects.
–We’ve invested heavily in supporting vulnerable
customers and education programmes:
–21,000 customers supported to save £22
million via our fuel poverty programmes in UK
ED.
–5,000 people supported to save £4 million via
our Low Carbon Transition services.
–>100,000 education and STEM outreach
interactions in the UK ED region alone.
Why our regulators and political
stakeholders are important to us
We engage with regulators, governments and
other key political stakeholders to support the
regulatory and policy frameworks required to
deliver current and future energy needs. We work
closely with our regulators on rate cases in the US
and price controls in the UK.
Interests
The interests of our regulators and political
stakeholders are based around a common theme
– whether UK or US, state or federal – to protect
the interests of customers and to deliver a secure
and reliable energy future.
Our engagement
–Our Chief Executive has engaged with key
appointed and elected officials, including
Downing Street, the Federal Energy Regulatory
Commission (FERC), and key US Secretaries to
discuss energy security, infrastructure delivery
and innovation.
–Business unit executives and external affairs
leaders engage with state and local leaders, the
New York Public Service Commission, the MA
Department Public Utilities (MADPU), and
relevant agencies to inform and foster
communication so that rate cases, major
projects, and the regulatory environment are
meeting the needs of customers today and in
the future.
–Our US Federal Government Relations team
engages with Congress, the Trump
Administration, and federal agencies on
affordability, load growth, reliability, tax and
permitting.
–Members of the Board and UK executive and
working-level colleagues engaged with Ofgem
on UK ET’s RIIO-T3 business plan and the ED3
regulatory framework, and with the UK
Government on its policy agenda, including
planning, connections, resilience, supply chain
and skills.
Outcomes
In the US:
–Delivered stakeholder engagement plan in line
with the MADPU new public outreach
requirements for Gas Rate Case filing while
addressing heightened affordability concerns.
–Engaged with the MA Administration and
members of the legislature to inform the
development of energy affordability legislation
consistent with company priorities.
–Collaborated on the new State Energy Plan,
supporting our New York business unit strategy
and reinforcing the role of gas in an affordable,
achievable energy transition.
–Through joint advocacy and coalition building,
achieved the approval and permitting of the
Northeast Supply Enhancement (NESE) pipeline
to increase reliability and affordability in New York.
–Engaged with federal lawmakers on One Big
Beautiful Bill Act (OBBBA) to prevent corporate
tax policy that would negatively impact National
Grid.
In the UK:
–Supported planning reform, with the Planning and
Infrastructure Act becoming law in
December 2025. Specific to UK ED, the
Government has announced its intent to make
legislation changes following the Electricity
Infrastructure Consents, Land Access and Rights
consultation, which should speed up and reduce
costs of delivery for our customers.
–Delivered an interim Electricity Networks Sector
Growth Plan to boost jobs, supply chain
opportunities, and UK network investment.
–Supported the ongoing implementation of a new
regime for grid connections.

National Grid plc Annual Report and Accounts 2025/26	26	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our key performance indicators

We use a range of metrics to measure Group performance. In 2025/26, these metrics were aligned to our five strategic priorities.

Link to remuneration
Remuneration of our Executive Directors, and
our employees, is aligned to the successful
delivery of our strategy. We use a number of
our KPIs and alternative performance
measures as specific measures in
determining the Annual Performance Plan
(APP) and Long-Term Performance Plan
(LTPP) outcomes for employees and
Executive Directors. These measures are
either specifically accounted for in
remuneration targets or considered as part of
a review of wider business performance.

Read more on page 107

Underlying EPS (p)	Group capital investment (£m)	Green capital expenditure (£m)
78.0p	£11,576m	£9,834m
2025/26	2025/26	2025/26
2024/25	2024/25	2024/25
2023/24	2023/24	2023/24

Link to strategy	Link to strategy	Link to strategy

Description
A measure of the Group’s profitability for the year
attributable to equity shareholders of the Group. It
excludes exceptional items, remeasurements, timing,
impact of deferred tax in UK regulated businesses
(NGET and NGED) and US major deferrable storms
(net of in-year allowances and deductibles) if these
exceed $100 million threshold in a year.
We expect underlying earnings per share
CAGR to be 8-10% from the 2025/26 baseline,
aligned with our asset growth.

Description
Measures our annual investment into property,
plant and equipment, including capital
prepayments, intangible assets and equity
contributions to joint ventures and associates.
Investing in our assets helps to increase our future
revenue allowances.
We expect to invest at least £70 billion
between April 2026 and March 2031.

Description
Measures the amount of capital expenditure
invested in decarbonisation of energy systems and
considered to be aligned with the principles of the
EU Taxonomy for climate change mitigation and
adaptation activities. Green capital expenditure
excludes any capital prepayments and equity
investments in joint ventures and associates.
We expect around 85% of our £70 billion
capital investment between April 2026 and
March 2031 to be aligned with the principles of
the EU Taxonomy legislation.

Progress in 2025/26
Underlying EPS increased by 4.7p (6%) year-on-year
driven by strong performance across our regulated
businesses including new rate agreements in the
US, higher revenues from totex allowances driven
by investments in the UK and disciplined cost
efficiency across the Group. These more than offset
the impact of divestments, the increased number of
shares after the Rights Issue and the adverse
impact of the change in FX rates.

Progress in 2025/26
We delivered a record year of capital investment
driven by the ramp up of spend on Wave 1 ASTI
projects in UK ET and increased electricity distribution
and transmission investment in both New York and
New England (including CLCPA and Smart Path
Connect in New York and system capacity, asset
condition and programme spend in New England).
These were partially offset by lower investment in
NGV following the impact of divestments.

Progress in 2025/26
Green capital expenditure increased by £2.2 billion
to £9.8 billion, driven by investment in key
infrastructure projects. Green alignment for capital
expenditure increased to 88.5%, up from 81.1% in
2024/25, demonstrating continued progress in
aligning investment with the clean energy
transition. The share of green capital expenditure
as a proportion of group capital investment, which
includes capital prepayments and equity
contributions, was 85.0%.

Financial measures

Enable the energy transition	Build the networks of the future	Deliver for customers	Operate safely and efficiently	Build tomorrow’s workforce today

Indicates an alternative performance measure

National Grid plc Annual Report and Accounts 2025/26	27	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our key performance indicators cont.

Group RoE (%)	Asset growth (%)*	Scope 1 and 2 GHG emissions (mtCO2e)	Scope 3 GHG emissions (mtCO2e)
9.8%	10.9%	7.5	29.5
2025/26	2025/26	2025/26	2025/26
2024/25	2024/25	2024/25	2024/25
2023/24	2023/24	2023/24	2023/24

Link to strategy	Link to strategy	Link to strategy	Link to strategy

Description
Group RoE measures our performance in
generating value for shareholders by dividing our
regulated and non-regulated financial performance,
after interest and tax, by our measure of equity
investment in all our businesses, including our
regulated businesses, NGV and other activities and
joint ventures.
We aim to optimise Group RoE through driving
performance across our operating companies.

Description
Maintaining efficient growth in our regulated and
non-regulated assets ensures we are well
positioned to provide consistently high levels of
service to our customers and increases our future
revenue allowances. This includes critical
investment on network safety and resilience and to
meet increased demand.
We aim to achieve Group asset growth CAGR
of around 10% to March 2031.

Description
We are delivering new infrastructure to enable the digital, electrified economies of the future. Our biggest contribution to reducing greenhouse gas (GHG) emissions, both across society and in terms of our own emissions, is what we do to enable the transportation and distribution of clean energy in the regions where we operate. We understand the importance of partnership and are actively engaging with governments, regulators, and the energy industry to help ensure the policy and regulatory frameworks required for future investments in decarbonising the energy sector, and reducing our emissions, are in place.
We will continue to work towards our ambitious climate targets.

Progress in 2025/26
Group RoE has increased by 80bps year-on-year
due to increased regulated performance including
new rate agreements in the US, higher revenues
supported by increased allowances in the UK and
disciplined cost efficiency. This is partially offset by
reduced performance in our non-regulated
business following the divestments and increased
financing costs due to our increased capital spend.

Progress in 2025/26
Asset growth has increased by 190bps year-on-year
driven by growth across our regulated businesses
including ASTI investment and connections work in
UK ET, CLCPA investment in New York and GSEP
investment in New England.

Progress in 2025/26
Scope 1 and 2 emissions for 2025/26 were 7,511 ktCO2e, an increase of 1% from 2024/25. While this is a decrease of 3% against our 2018/19 baseline it is outside of the range set out in our Climate Transition
Plan. The year-on-year increase is primarily due to increased Scope 1 emissions from our Power Generation assets in New York, which provide critical system reliability. Scope 2 emissions have decreased year-on-
year, attributable to lower grid carbon intensity. Our Scope 3 emissions (excluding sold electricity) for
2025/26 as per our Science Based Targets initiative (SBTi) target were 26,833 KTCO2e, representing an
11% increase against our 2018/19 baseline. This increase is primarily due to increased capital investment in constructing new energy infrastructure. You can read more about our GHG emissions and environmental performance on pages 40 — 44. You can read more about the Task Force for Climate-related Financial
Disclosure (TCFD) and our wider sustainability activities on pages 53 — 68.

Financial measures
Non-financial measures
* Normalised for the sales of NG Renewables and Grain LNG in the year.

National Grid plc Annual Report and Accounts 2025/26	28	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our key performance indicators cont.

Group lost time injury frequency rate (LTIFR) (LTIs per 100,000 hours worked)	Employee engagement index (%)
0.11	81%
2025/26	2025/26
2024/25	2024/25
2023/24	2023/24

Link to strategy	Link to strategy

Description
Every day we strive to do the right thing, find a
better way, and make it happen. Safety is our
highest priority for our employees and the public.
One of our main safety indicators is LTIFR. This is
the number of worker LTIs per 100,000 hours
worked in a 12-month period (including fatalities)
and includes our employee and contractor
population.
Our aim is to achieve 0.1 or below lost time
injuries per 100,000 hours worked per year.

Description
Measures how engaged our employees feel, based
on the percentage of favourable responses to
questions repeated annually in our employee
engagement survey.
Our aim is for our employee engagement
metrics to remain at or above the high-
performing norm.

Progress in 2025/26
Safety is an important factor within decision
making, therefore tied to our Executive Directors’
remuneration, reflecting the expectation that safety
is an integral part of how we work at National Grid.
Our LTIFR stood at 0.11, compared with 0.10 in
2024/25 and against our Group target of 0.10. We
are disappointed in this result and in response, we
have implemented targeted Group and business
unit initiatives to strengthen risk awareness,
leadership engagement and control effectiveness.
You can read more about our LTIFR performance in
the Responsible Business section (pages 38 — 52).

Progress in 2025/26
We run an employee engagement survey,
Grid:Voice, twice-yearly, to understand and act on
colleague feedback. This allows us to build a
culture that is purpose-led and results-driven, with a
great colleague experience. As a result, we
experience high engagement and strong advocacy,
above external benchmarks.
This year, 26,000 employees completed the survey,
which resulted in the highest response rate in six
years. Engagement scores remain strong and
leadership will continue to monitor to increase by
1% in line with the high-performing norm.

Non-financial measures

Network reliability and interconnector availability
99.9%	90%
2025/26	2025/26
2024/25	2024/25
2023/24	2023/24

Network reliability %	2025/26	2024/25	2023/24
UK ET	99.99999	99.99983	99.999998
UK ED	99.98795	99.98294	99.99261
NE ET	99.96594	99.98544	99.97549
NY ET	99.92740	99.84345	99.97168
NE ED	99.96434	99.97724	99.94327
NY ED	99.95060	99.94077	99.92823
Interconnector availability %
IFA interconnector	74.81	79.42	82.01
IFA2 interconnector	87.55	74.87	71.19
BritNed interconnector	99.97	75.60	98.00
Viking interconnector	95.96	91.75	N/A
NSL interconnector	95.22	94.96	95.87
Nemo Link interconnector	98.72	98.75	96.80
Link to strategy

Description
Delivering network reliability is critical to our licence to operate. We achieve this through disciplined capital investment aligned to demand and supply risks, robust network design and construction, targeted maintenance and asset replacement, and well‑tested incident response plans. Reliability is measured separately across each business area.

Progress in 2025/26
We continued our track record of delivering consistent network reliability for our customers, demonstrating our continued investment in asset health and resilience. Overall Group network reliability was 99.9%, consistent with both 2024/25 and 2023/24. Interconnector availability improved by 4% year-
on-year, closing at 90%, the maximum available for the year. This was driven by improved availability for both IFA2 and BritNed, driven by decreased unplanned outages.

National Grid plc Annual Report and Accounts 2025/26	29	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our key performance indicators cont.

Customer satisfaction
	2025/26	2024/25	2023/24	Target
UK ET (/10)[1]	7.0	6.5	7.2	7.7
UK ED (/10)1	9.01	8.98	8.97	9.12
NE – (%)[2]	72.2	53.9	57.5	67.33 [3]
NY – (%)[2]	72.8	61.1	64.5	73.23 [3]

Link to strategy

Description We measure customer and stakeholder satisfaction, while also maintaining engagement with these groups and improving service levels.
Progress in 2025/26
In UK ET, we follow the Quality of Connections Incentive and our score demonstrates a positive shift compared to last financial year, marked by significant industry reform and rapid change. We have strengthened and developed our workforce, invested in digital transformation capabilities and upheld customer-centric principles in a dynamic and unpredictable environment. NESO initiated reforms to the existing connections queue that will aim to help UK ET deliver faster, fairer and more strategic grid connections for existing and future customers.
In UK ED, we continue to deliver year-on-year improvements as we strive to achieve our target with several connection initiatives driving benefits for customers during the year.
In the US, satisfaction levels improved over the course of the year, reflecting continued progress in how we serve and support our customers. At the same time, colder weather and increased energy use contributed to higher bills, creating affordability pressures.
Read more about our customer satisfaction scores in the Responsible Business review on pages 38 — 52.

Non-financial measures
1.The UK ET and UK ED scores are included as part of the regulatory framework.
2.Customer trust metrics are based on survey questions that differ year‑on‑year, with the current year reflecting overall experience and the prior years focusing on trust of advice provided. The current year score is a weighted average from four survey inputs that run continuously across both residential and commercial customers throughout the year. Please see our reporting methodology on the
Responsibility section of our website for details.
3.2025/26 New York and New England targets for the newly introduced Customer Satisfaction metric.

External environment
ERM Policy
Identification
Assessment
Response
Monitoring and assurance
Communicating and reporting
Risk management cycle
Roles and Responsibilities
Guidance
Technology
Internal environment

National Grid plc Annual Report and Accounts 2025/26	30	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk management

The Board is committed to effective risk management to deliver our strategy, protect our people, reputation and assets, and safeguard the interests of our stakeholders.

Our Enterprise Risk Management (ERM) Framework
National Grid is exposed to a variety of uncertainties (threats and opportunities) that could have a material effect on the Group’s financial position, our operations, our reputation and stakeholder interests; represented by our Group Principal Risks. These uncertainties are managed through our
ERM Framework and system of internal control. We maintain and monitor the application of the
Framework throughout the year and formally assess its effectiveness annually. This ongoing oversight, alongside continuous improvement, enables us to respond effectively to changes in the internal and external environment and to inform our Group Principal Risks and related risk management activities.

Our risk management and internal control activities are delivered via a “Three Lines” model:

Risk, Controls and Assurance Governance:

–Identify and monitor the Group Principal Risks and emerging risks across the Group
First Line: Business units	Second Line: Risk and Compliance functions

–Identify and assess risks
–Manage day-to-day operational risks
–Apply risk appetite, delegated authorities,
policies, procedures and codes of conduct
–Design and operate internal controls and
other mitigation measures
–Monitor and report risks through relevant
reporting and escalation processes

–Risk and compliance oversight
–Design and/or enable risk management
processes across the Group and
responsible for continuous improvement
–Provide risk expertise, advice and support
–Monitor and assure compliance with
policies, standards and the ERM process
–Report to the Board and Group Executive

Third Line: Internal Audit

–Internal audit (supported by outsourcing or co-sourcing with external assurance providers)
–Review and evaluate risk management activity and provide assurance over the effectiveness of the control environment
–Report to the Board and the Group Executive

Governance and oversight
The Board is accountable for the Group’s system of risk management and internal control, including the amount of risk the Group is prepared to accept in delivering our strategic priorities (our risk appetite).
The Group Principal Risks are monitored throughout the year. Each Group Principal Risk is also subject to a detailed review annually by the Group Ethics, Risk and Compliance Committee and the relevant Board committees. A consolidated summary of the Group Principal Risks and how they are being managed is then reviewed bi-annually by the Audit & Risk Committee. Reporting includes consideration of changes in the internal and external context, a review of the effectiveness of mitigations and internal controls, and an assessment of whether risks are being managed within risk appetite, together with any additional actions required.

National Grid plc Annual Report and Accounts 2025/26	31	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Group Principal Risks
Business context
The external context in which we operate has changed significantly in recent years, particularly in relation to the political and regulatory environment, technological developments, affordability considerations, and how we deliver for customers.
We adapt our business and risk management activities and mitigations accordingly.
Group Principal Risks

Operational risks arise from our core
business practices, which rely on our
systems, equipment, processes and people.
–Catastrophic security incident
–Significant safety or environmental event
–Loss of supply*
–Major capital projects

Strategic risks, both internal and external,
are associated with the business model,
corporate strategy and long-term planning.
–Satisfactory regulatory outcomes
–Climate change mitigation
–Political and societal expectations
–People capability and capacity
Financial risks are risks associated with National Grid’s ability to raise capital, maintain access to capital, and deliver profitable growth. –Financing our business
Compliance risks relate to compliance with
laws and regulations, industry standards,
contract requirements and internal policy.
–Legal and regulatory compliance
frameworks operate at a jurisdictional level
(i.e. UK, US federal, New York and
Massachusetts) and therefore apply
across all relevant National Grid
businesses rather than being
amalgamated at Group.

Strategic Group Principal Risks
Operational Group Principal Risks
Financial Group Principal Risks
Compliance Group Principal Risks
*Significant disruption of energy was renamed to Loss of supply during 2025/26 to better reflect the nature of the risk. Upstream supply considerations are included as a key cause.
A summary of actions taken by management to manage our Group Principal Risks is provided on pages 32 — 36. The Board reviewed these risks as part of the bi-annual
Group Principal Risk review, which incorporates feedback and recommendations from relevant Board Committees. Further information can be found on pages 100 — 104.

Strategic priorities					Risk trend

Enable the energy transition	Build the networks of the future now	Deliver for customers	Operate safely and efficiently	Build tomorrow’s workforce today	Increasing	Decreasing	No change

National Grid plc Annual Report and Accounts 2025/26	32	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Group Principal Risks cont.
Operational Group Principal Risks

Catastrophic security incident
Oversight: Board and Audit & Risk Committee

Description
There is a risk that we are unable to adequately anticipate and manage disruptive forces on our critical systems, facilities and personnel, because of cyber attacks, physical attacks, malicious internal or external actors, or inadequate recovery capabilities, resulting in disruption of business operations, tampering or abuse of assets, safety hazards, or loss of confidentiality, integrity, and/or availability of systems and data.

Developments during 2025/26
The Board recognises that the risk of a catastrophic security incident is being driven by an increasingly hostile and complex threat environment, with potential for severe operational, financial, and reputational consequences for critical national infrastructure providers. Against these drivers, the Board’s focus is on whether the Group has robust, layered defences and recovery capability to prevent, detect and respond to catastrophic security events.
Actions taken by management
Management actions are focused on preparedness and rapid
recovery, recognising that the threat landscape is constantly evolving. These actions include:
–Expansion of the risk to incorporate physical security incidents, recognising the hybrid nature of threat, and reducing visibility gaps to physical security controls and management.
–Employing technical, administrative, and physical/cyber security controls for both IT and operational technology aligned to the
National Institute of Standards, and Technology Cybersecurity
Framework (NIST CSF) v2.0, as well as all applicable laws and regulations.
–We consistently verify and validate our risk management through internal and external audits and risk assessments, penetration tests, adversary simulation, incident response exercises,
compromise assessments, continuous control measurements
and other assessment methods.

Significant safety or environmental event
Oversight: Safety & Operations Committee

Description
There is a risk of a significant safety or environmental event because of network asset failures or operability issues, extreme weather, third-party damage or security attacks, resulting in a major public or employee safety impact, or environmental damage.

Developments during 2025/26
The Board recognises that the risk of a significant safety or environmental event is influenced by a combination of asset-related factors, operating environment pressures, and heightened
stakeholder expectations. The Board’s focus is on whether the
Group has robust, consistently applied controls and culture to prevent serious safety or environmental incidents, and to respond effectively if they occur. National Grid takes a holistic approach focusing on proactive preventative measures including inspection and maintenance of assets as well as appropriate recovery and response procedures.
Actions taken by management
Management actions are focused on prevention, preparedness,
and continuous improvement, recognising that the consequences of a significant safety or environmental event could be severe, including:
–Reduction in risk exposure following the sale of Grain LNG.
–Updates to Group-wide Process Safety Business Management
System to further strengthen prevention of process safety events through tighter control of safety-critical maintenance.
–Delivering proactive inspection, maintenance and integrity
management programmes to reduce the likelihood of asset
failures that could lead to safety or environmental harm.
–Maintaining and testing emergency response arrangements to
ensure rapid, coordinated action to protect people, communities, and the environment if an incident occurs.
–Using incident investigations, near miss reporting, assurance activity, and leadership engagement to embed learning and
reinforce a strong safety and environmental culture across the organisation.
–Responding to new regulatory requirements in the US which
provide opportunities to strengthen process safety management.
–Although primarily related to the Loss of supply Group Principal
Risk, the proposed New York Northeast Supply Enhancement
(NESE) pipeline project would not only mitigate some gas supply constraints, it could also reduce the potential risks relating to major hazard assets that are caused by extensive manual
relighting efforts when service disruptions occur, and will reduce the number of Compressed Natural Gas (CNG) sites required in
Downstate New York.

National Grid plc Annual Report and Accounts 2025/26	33	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Group Principal Risks cont.
Operational Group Principal Risks

Loss of supply
Oversight: Safety & Operations Committee

Description
There is a risk of a loss of supply event because of network asset failures or operability issues, upstream supply issues, extreme weather, third-party damage or security attacks, resulting in disruption of energy to our customers.

Developments during 2025/26
Increasing system complexities, system demand and network
stress, coupled with legacy assets, are of key focus to ensure the
Group continues to concentrate on proactive prevention and
efficient recovery from loss of supply events to reduce the risk of significant disruption of energy to our customers. The UK
Government’s new Energy Resilience Strategy and associated
taskforce will provide enhanced sector‑wide coordination, and new regulatory requirements in the US have created further opportunities to strengthen asset management and resilience practices.
In response to the North Hyde substation fire in March 2025, we have undertaken extensive, multi-stakeholder engagement to
understand the root causes, including comprehensive internal and independent investigations and close collaboration with regulators, government bodies and industry partners to ensure all lessons are identified and issues addressed.
Actions taken by management
Management actions are focused on reducing the likelihood of supply interruptions and minimising customer impact when events occur, including:
–Acceptance of Ofgem’s RIIO-T3 final determinations which
recognise the need for significant investment in the electricity transmission sector to continue to deliver world-leading reliability while nearly doubling the amount of power we can transfer
around the country.
–Reduction in risk exposure following the sale of Grain LNG.
–Alleviated supply conditions are expected with the proposed
New York NESE pipeline project.
–Preparing our UK ED3 submission to Ofgem which will seek to evidence the need for greater investment in climate resilience.
–Updating our risk assessments to incorporate upstream supply failure scenarios.
–Continued collaboration with energy suppliers, regulators, and government departments to explore industry wide mitigation
strategies aimed at maximising supply, managing demand and
enhancing storage.
–Gas main replacement programmes and a storm-hardening
programme, along with main outage planning to ensure swift
response and recovery.
–Reviewing and updating Group-wide assessments of climate
vulnerabilities and monitoring progress against multi-decade climate adaptation plans, complemented by existing resilience investments to ensure long-term preparedness.
–Further development of emergency response plans covering
wildfire and cyber scenarios, along with asset risk assessment and integrity management plans.
–We continue to monitor wildfire risk and have engaged a third party to carry out specialist wildfire risk assessments.
–Ongoing flood contingency plans and robust preparedness for winter and summer, including scenario planning, and testing
response plans with proactive communication strategies.
–Acceleration of proactive maintenance and asset checks ahead of winter to maximise network availability, with an emphasis on system reliability assets, sub-sea cable monitoring and ongoing year-round maintenance.

Major capital projects
Oversight: Safety & Operations Committee

Description
There is a risk that we are unable to deliver on our major capital project programme within the required timeframes because of
misalignment or lack of clarity with regulatory expectations, unclear financial frameworks to incentivise investment, complex planning requirements, external impacts on supply chain, or a failure to demonstrate clear, long-term economic benefits to communities, leading to increased costs, compromised quality, reputational damage and detrimentally impacting our ability to deliver our clean energy transition strategy.

Developments during 2025/26
Delivery of the Group’s major capital projects remains a central strategic priority, with the scale of our cumulative capital investment reaching at least £70bn over the next five years to modernise energy networks, support growing demand, and enable the energy transition. The focus on execution is being shaped by numerous external developments such as supply chain constraints, and
regulatory complexities which influence project cost, schedule, planning, and stakeholder expectations.
Actions taken by management
Management actions are focused on strengthening delivery
discipline and resilience, including:
–implementing more consistent, Group-wide frameworks, to clarify decision gates, strengthen and schedule controls and improve transparency over delivery performance;
–enacting earlier engagement strategies with regulators, planning authorities, and communities to reduce late stage changes or delays; and
–strengthening procurement strategies, supplier relationships, and commercial disciplines to mitigate supply chain risk. We are also actively monitoring the current geopolitical landscape and
considering impact on our risks, including Catastrophic security incident and Loss of supply in particular.

National Grid plc Annual Report and Accounts 2025/26	34	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Group Principal Risks cont.
Strategic Group Principal Risks

Strategic priorities

Enable the energy transition	Build the networks of the future now	Deliver for customers

Operate safely and efficiently	Build tomorrow’s workforce today

Risk trend

Increasing	Decreasing	No change

Satisfactory regulatory outcomes
Oversight: Responsible Business Committee

Description
There is a risk that we fail to influence future energy policies and secure satisfactory regulatory agreements because of lack of insight or unsuccessful negotiations given the scale of investment needed to meet load growth and clean energy requirements, while
balancing affordability and reliable concerns. This will lead to poor regulatory outcomes, energy policies that negatively impact our operations, reduced financial performance, fines/penalties,
increased costs to remain compliant and/or reputational damage.

Developments during 2025/26
The scale of change required to enable the energy transition is unprecedented, driving our focus on whether the Group has the insight, engagement, and capability to secure satisfactory regulatory outcomes. Specifically ensuring the Group is proactively shaping price controls and rate case filings with clear positions and engagement/advocacy to support economic growth, affordability, reliability and a cleaner energy system. Affordability remains a prominent theme, influencing public sentiment and regulatory scrutiny. Customers are seeking to understand what steps utilities are taking to manage costs that end up on customer bills. The impact on customers has always been a concern in utility
infrastructure planning and the costs on the bill beyond delivery service are growing, leaving less room for necessary grid
investment.
Actions taken by management
Management actions are focused on proactive engagement, robust regulatory frameworks and disciplined delivery, specifically including the following:
–Ensuring well-evidenced submissions that clearly articulate investment need, customer impact, and long-term value, with a focus on achieving fair and sustainable outcomes.
–Demonstrating cost discipline, delivery efficiency, and value for customers, including consideration of incentives, reopeners, and performance mechanisms within regulatory frameworks.
–Continuously monitoring regulatory developments, decisions and emerging risks across jurisdictions to inform strategy with
escalation where necessary.
–We have accepted the RIIO-T3 price control, achieving a
satisfactory outcome. We are now focused on delivering against our commitments with continued focus on capital delivery
efficiency and responding to the highly incentivising framework that aligns outperformance with outcomes customers value (for example, faster connections and reduced constraint costs).
–We are actively engaging on the ED3 price control (price control
2028-33), focusing on well-evidenced submissions that balance investment requirements with delivering value for customers and affordability.
–We are focusing on core regulatory principles in ongoing gas base rate cases and engaging constructively with regulators to support balanced and sustainable outcomes, having successfully agreed our 2025/26 US rate cases.
–We are participating in affordability and rate design dockets in the
US to educate on the regulatory compact.
–Our interconnector structures continue to deliver net benefits to customers, including supporting system efficiency and enabling funding for energy assistance programmes.

National Grid plc Annual Report and Accounts 2025/26	35	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Group Principal Risks cont.
–
Strategic Group Principal Risks

Climate change mitigation
Oversight: Responsible Business Committee

Description
There is a risk that we fail to identify and/or deliver upon the actions necessary to meet our climate change targets and enable the wider energy transition because of poor monitoring and
response to external developments associated with mitigating climate change, leading to legal risks or reputational impacts of not meeting our climate change targets and, in the longer term, reaching net zero by 2050.

Developments during 2025/26
Achieving climate change targets remains a central long-term objective. The strategic focus on delivery is increasingly shaped by external developments that influence the pace, cost, and feasibility of the energy transition. These developments continue to evolve across policy, markets, technology and stakeholder expectations, and are actively monitored as part of the Group’s risk and strategic planning processes. Against these drivers, the Board’s focus is on whether the Group has appropriate governance, controls and
flexibility to manage climate change targets within appetite.
Actions taken by management
Management actions are focused on credible target management, governance and transparency, recognising the importance of
adapting to a changing external environment. These actions include:
–implementing a revised US operating model with sustainability teams embedded within business units, and integrating
Environment, Social, Governance and Risk teams to strengthen oversight and coordination;
–undertaking an internal review of the Group’s climate targets and maintaining current targets while keeping alternative pathways under active consideration, reflecting evolving external
dependencies;
–updating greenhouse gas emissions analysis to reflect changes in policy, regulation and market conditions, and using peer
benchmarking to inform ongoing risk assessment; and
–improving our sustainability narrative to better reflect our wider societal contribution to emissions reduction.

Political and societal expectations
Oversight: Responsible Business Committee

Description
There is a risk that we do not position ourselves appropriately to navigate political and societal expectations because of a failure to proactively monitor the landscape or anticipate and respond to changes, leading to political intervention, an inability to meet our core energy objectives, uncovered costs or pressure on returns or the inability to gain necessary regulatory approvals.

Developments during 2025/26
The Board recognises that the risk associated with political and societal expectations arises from a rapidly evolving external environment, where energy affordability, climate policy and public trust are increasingly intertwined with political decision making.
Against these drivers, the Board’s focus is on whether the Group is appropriately positioned to navigate political and societal
expectations, while continuing to deliver its strategic priorities.
Actions taken by management
Management actions are focused on anticipation, engagement and alignment with policymakers, recognising that many external drivers are outside the Group’s direct control:
–Implementing a more regionally focused external affairs operating model to improve engagement with governments, regulators,
communities and other stakeholders in key markets.
–Monitoring political, regulatory, media and societal trends across jurisdictions to identify emerging issues early and inform decision making.
–Defining policy priorities aligned to the Group’s strategic objectives and engaging constructively with policymakers to
support stable, investable regulatory frameworks.
–Conducting scenario analyses to ensure the Group can adapt its response to changes in the external environment.

People capability and capacity
Oversight: People & Remuneration Committee

Description
There is a risk that we do not have, across our workforce and within our leadership, the capability or capacity necessary to deliver on existing or future commitments because of ineffective planning for future people needs, insufficient development of people, and failure to attract and retain people in a competitive market for skills and talent, leading to failure to deliver on our business goals, strategic priorities and mission.

Developments during 2025/26
We continue to focus on future workforce needs, recognising that the ability to deliver the Group’s strategic priorities, including the energy transition and major capital projects, is fundamentally dependent on having sufficient workforce capacity, capability and leadership depth, now and in the future.
Actions taken by management
Management actions are focused on building resilience, flexibility, and future ready capability, while balancing near-term delivery needs with longer-term workforce sustainability. These actions include:
–maintaining a consistent, forward looking, Group-wide approach to strategic workforce planning to have visibility on future capacity and capability requirements;
–expanding our early careers programmes to build sustainable talent pipelines for critical roles and support diversity of talent pools; and
–monitoring recruitment and retention metrics closely to ensure capacity is stable and delivery risk is reduced.

National Grid plc Annual Report and Accounts 2025/26	36	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Group Principal Risks cont.
Financial Group Principal Risks

Strategic priorities

Enable the energy transition	Build the networks of the future now	Deliver for customers

Operate safely and efficiently	Build tomorrow’s workforce today

Risk trend

Increasing	Decreasing	No change

Financing our business
Oversight: Audit & Risk Committee

Description
There is a risk that we are unable to fund our business efficiently as a result of lack of access to a wide pool of equity and debt investors, market volatility, unsatisfactory regulatory outcomes or unsatisfactory financial or operational performance of the business, leading to a lack of access to capital, impacting our ability to achieve our strategic objectives, including our proposed capital investment programme.

Developments during 2025/26
The Board recognises that the ability to finance the Group’s strategy is increasingly influenced by a combination of
macroeconomic conditions, capital market dynamics, and
regulatory outcomes, alongside the scale and duration of the investment programme. The Group is undertaking a multi-year
investment programme of unprecedented scale to modernise
networks, meet rising demand and enable the energy transition.
The duration and magnitude of this investment mean that continued
access to debt and equity markets on acceptable terms is
essential. The Board considers the long-term nature of these funding needs to be a key structural driver of financing risk.
Actions taken by management
Management actions are focused on maintaining financial resilience, flexibility and market access, recognising that many financing drivers are external and cyclical. Key actions and developments include:
–We have agreed an updated five-year financial framework to
2030/31, including cumulative capital investment of at least
£70bn over the next five years.
–Delivered positive regulatory outcomes, including approval of
NIMO Niagara Mohawk (National Grid’s electric and gas
distribution business in Upstate New York) rate agreement joint proposal and acceptance of the RIIO-T3 final determinations.
–Ensured maintenance of appropriate headroom against key
credit metrics, supporting confidence in the Group’s ability to access debt capital markets.
–Maintained strong engagement with current and potential
investors through both the Group’s equity and debt investor
relations programmes.
–Maintaining strong liquidity, a robust credit rating and access to a diversified range of funding sources to raise debt efficiency to fund our investment programme.
–Completion of portfolio actions, including the disposals of
National Grid Renewables and Grain LNG in 2025/26, with
proceeds retained for reinvestment in the regulated business.
–Frequent engagement with credit rating agencies, with no
changes to credit ratings or outlooks expected.

National Grid plc Annual Report and Accounts 2025/26	37	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Cyber security and emerging risks
Cyber security risk management and strategy
Cyber security risk is overseen and continuously monitored by the
Group Executive and the Board. We apply the NIST cyber security framework to identify, assess, monitor and respond to cyber security risks, supported by a risk management process aligned to the
Group’s ERM Framework and covering all IT and operational
technology assets including systems and data, legacy technology risk and those operated by third parties. Our cyber security risks are managed via the “Three Lines” model, supplemented by external specialist support including cyber security firms, providing independent validation of our approach and specialist expertise for specific regulatory requirements and technologies. Further assurance is obtained through risk assessments, penetration testing, adversary simulation, incident response exercises and compromise
assessments. An independent Supply Chain Risk Management
(SCRM) function identifies and oversees cyber risks arising from third‑party service providers, with controls implemented by SCRM that are proportionate to the supplier’s access to Group systems and the sensitivity of data processed.
There have been no cyber security incidents to date that have materially impacted the Group’s business strategy, results of operations or financial condition. Notwithstanding this, we recognise that the cyber threat environment for critical infrastructure providers remains highly challenging and dynamic. We recognise that digital transformation blurs the boundary between physical and cyber security. Modern hybrid threats can combine common cyber attacks with physical dimensions such as intrusion or sabotage. We have emphasised a converged model that strengthens our ability to detect, prevent and respond to these complex, multi-vector threats,
providing a more robust and resilient security framework.
Cyber security governance
The Board is responsible for oversight of cyber security. The Audit &
Risk Committee regularly reviews reporting on our approach to cyber security risk management and developments throughout the year.
National Grid’s Chief Information and Digital Officer (CIDO) and Chief
Information Security Officer (CISO) regularly attend the Audit & Risk
Committee and hold additional briefings to the Board at least once per year. The Audit & Risk Committee and Board work collaboratively to ensure oversight with the proper focus of each respective
Board committee.
Cyber risk reporting includes, among other things, current and emerging cyber security threats to National Grid and relevant sectors, the status of key risk indicators and controls, the results of any relevant internal or external assessments, key incidents escalated to management during the prior and current reporting period and the status of cyber security improvement programmes. At the executive and management level, the CIDO is the owner of the cyber security risk and the CISO has primary responsibility for the development, operation and maintenance of National Grid’s cyber security
programme. Under the CISO’s oversight, National Grid’s cyber security team implements and provides governance and functional oversight for cyber security services, controls and processes.
In line with our ERM Framework, cyber security processes include the escalation of material risks and incidents, including those that originate or occur from third parties, through the organisation to the
Group Executive Committee, Audit & Risk Committee and Board as
appropriate, based on an assessment of likelihood and severity of impact.
Emerging risks
We consider emerging risks and trends
throughout the year to assess potential future
material impacts on our risk profile. Each risk is
assigned an appropriate owner or subject matter
expert, who monitors developments and is
responsible for implementing relevant mitigations
as necessary. Emerging risk reviews are reported
at least bi-annually to the Group Ethics, Risk &
Compliance Committee, the Audit & Risk
Committee, and the Board, for review and input.
Our top three emerging risks at the date of this report are:

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

7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
13 CLIMATE ACTION

7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH

5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
13 CLIMATE ACTION

5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

National Grid plc Annual Report and Accounts 2025/26	38	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review
Delivering our Responsible
Business Charter
Our Responsible Business Pillars and UN Sustainable Development Goals where we have the most material impact:
We aim to act as a responsible business and play our part in delivering an affordable, secure and clean energy system. Our
Responsible Business Charter (RBC) details our approach to being a responsible business and the commitments we have made. It
focuses on three core pillars: Our environment, Our customers and communities, and Our people, supported by our Responsible
Business Fundamentals.
Further details on our Responsible Business activities and metrics can be found on our website. See links below.

Our environment		Our customers and communities		Our people

By building out the network of the future, we are
continuing to connect low-carbon generation and
storage and use our networks to support the
electrification of heat and transport. We are also
working hard to manage the impact of energy
infrastructure on the natural environment.

As we help to build out the network of the future, we
aim to create social value for our customers and
communities. We work to support economic growth in
the communities we serve, support affordability as a key
part of the energy transition, and engage in volunteering
and community skills development.
We are focused on providing development opportunities to all our colleagues, creating an inclusive culture, and enhancing the health and wellbeing of our employees.

2025/26 progress	Looking forward	2025/26 progress	Looking forward	2025/26 progress	Looking forward
–Replaced 315 miles of leak prone pipe –Reduced SF6 emissions by 43% through leak repairs and investing in alternatives	–Continuing to connect low- carbon generation to our networks –Collaborating with suppliers to reduce their own emissions	–Assisted over 20,000 households through our UK Grid for Good Energy Affordability Fund –Exceeded our Skills Development	–Continuing to listen to and address customer feedback –Expanding new and existing community partnerships	–81% Group-wide employee engagement score –A Glassdoor 2026 Best Place to Work	–Expanding recruitment and development programmes –Continuing to promote healthy practices and wellbeing resources
Read more on page 40		Read more on page 45		Read more on page 47

Our Responsible Business Fundamentals

At National Grid, it is a priority to run our business and
engage with our supply chains in a responsible way.
Our Fundamentals include governance and activities
that are essential to day-to-day business.

2025/26 progress
–Transitioned supply chain sustainability
risk assessments and data to EcoVadis
to support supplier assessments
–Invested in new innovations, such as AI
demand response in data centres and
enhanced pipeline imaging

Looking forward
–Continuing to improve our safety
programme with insights from our new
reporting system
–Increasing our workforce AI and data
capabilities
–Further embedding sustainability into
supplier sourcing
	To view our Responsible Business data tables, scan or click the QR code	To explore our Responsible Business website, scan or click the QR code	To read more about our Responsible Business Charter, scan or click the QR code

Read more on page 49
All 2025/26 Responsible Business metrics can be found in the Responsible Business data tables on our website.

National Grid plc Annual Report and Accounts 2025/26	39	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont.
Our progress in 2025/26
Responsible business is important to us and our
stakeholders. Over the past year, we have
navigated a complex landscape characterised by
significant economic and political uncertainty. In
this environment, energy security and affordability
remain priorities. Part of being a responsible
business is taking account of, and responding to,
these expectations to deliver for our customers,
communities, colleagues and other stakeholders.
While clean power retains support from the UK
Government, energy costs remain a significant
challenge and energy resilience has emerged as a
key issue. In the US, both New York and
Massachusetts have acknowledged affordability
concerns related to the energy transition.
We, alongside other network companies, have a
unique role to play in supporting the energy system
transition. While we remain focused on reducing
our own carbon emissions, by building out the
network of the future, we are supporting
the deployment of renewable energy supply to meet
society’s growing electricity needs and bringing
down overall emissions. We are also innovating
through new technologies and approaches to
maximise the pace and scale of system-wide
decarbonisation. We are therefore looking beyond
our own emissions at the emissions reductions we
influence through our delivered and future
business activities.
In 2025/26, we connected 1,125 MW of energised
renewable generation to our transmission and
distribution networks and saw further uptake of
heat pumps and electric vehicles across our
jurisdictions. We expect these new assets to
deliver emissions savings year-on-year and
estimate they will help avoid 5 MtCO2e from
2026/27 to 2030/31 as renewable electricity
generation replaces carbon intensive generation,
heat pumps replace gas and oil boilers, and EVs
replace internal combustion engines1.
Looking forward, a significant uptick in National
Grid activity, underpinned by at least £70 billion of
capital investment in the next five years, will deliver
infrastructure that is expected to support reliable,
cleaner and affordable energy. We expect to
support further avoided emissions through our
continued role in connecting renewable generation
and facilitating the uptake of heat pumps and
electric vehicles in our jurisdictions.
We also have a wider enabling role in the energy
transition. Our infrastructure helps deliver clean
power generated by assets connected to other
networks, to both existing and new sources of
demand served by our network or in other
locations. For example, in the UK we are delivering
transmission projects to increase power flows
between Scotland and England and developing
new links to mainland Europe, better connecting
clean power to demand. In the residential,
commercial and industrial sectors, electrification
can be a key driver of emissions reductions,
including through fuel switching to electricity
supplied through our networks for heating and
transport. In collaboration with others, we therefore
expect our infrastructure to enable significant
emissions reductions across a range of sectors.
A range of activities will contribute, including:
–our Great Grid Upgrade, the largest overhaul of
the UK electricity grid in generations;
–the Upstate Upgrade, a collection of complex,
multi-year high-value transmission line projects in
support of New York’s Climate Leadership and
Community Protection Act; and
–innovation through regulatory funded projects,
working with our supply chain partners and
through our venture capital arm National Grid
Partners.
Our Scope 1 and 2 emissions are down 3% vs our
2018/19 baseline. This is outside of the range set
out in our second Climate Transition Plan (CTP),
published in May 2024. We stated in our CTP that
progress is unlikely to be linear. Scope 2 emissions
were lower than last year, but Scope 1 emissions
were higher than expected due to increased
generation from our Long Island facilities that burn
oil and gas. These units are crucial to reliability and
are contracted to the Long Island Power Authority
(LIPA), which controls when and how much they
run to maintain reliable energy supply in the region.
Our Scope 3 emissions increased by 11% in
2025/26, primarily due to an increase in supply
chain emissions, as anticipated in our CTP, as we
build out new infrastructure. We continue to identify
opportunities to reduce supply chain emissions
and aim to decouple spend growth from
emissions growth.
Affordability continues to be a concern for
households and businesses. In the US, we’ve
continued to raise awareness of financial
assistance and support available and, in the UK,
we’ve seen reforms to the connection queue that
will help us to prioritise connection-ready low-
carbon generation projects to expand availability
and maximise capacity.
We also support our local communities through
volunteering and skills development programmes.
We maintain partnerships with charities, non profits
and educators to create skills and employability
pathways for everyone in our communities and to
provide opportunities for colleagues to volunteer.
We are committed to creating a work environment
where people are treated fairly and where everyone
feels respected, valued, and empowered to reach
their full potential. For our colleagues, safety
remains our top priority as project work is scaled
up to meet our commitments, and we have a range
of initiatives underway in our business units to
ensure we meet our safety targets.
The following sections highlight the progress made
in the last year against our RBC and where there is
more to do. Working with our stakeholders, we will
continue to make progress on all of our
commitments.
1.Avoided emissions represent the difference between baseline
(counterfactual) emissions and emissions after the
implementation of the low-carbon alternative. We have estimated cumulative avoided emissions to 2030/2031 from low-carbon
solutions delivered in 2025/26, specifically 1) Renewable
electricity connections (direct connections to our transmission and distribution networks) 2) Electric heat pumps replacing fossil-
fuel boilers (in our distribution/customer regions) and 3) Electric vehicles replacing internal combustion engine vehicles (in our distribution/customer regions). Renewable electricity connections are sourced from our Responsible Business data tables. Heat
pump and electric vehicle data is sourced at the NY, MA and UK level on a calendar year basis, and National Grid’s share is estimated by using NGED’s share of electricity distribution
network customers in the UK and our delivered electricity load in our US jurisdictions. Grid carbon intensity and marginal plant intensity are calculated on a calendar year basis.

National Grid plc Annual Report and Accounts 2025/26	40	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our environment
We have always viewed our targets as ambitious.
Achieving them relies on a combination of actions
we take ourselves, as well as technological
dependencies, policy and regulatory frameworks in
the regions we operate, and actions by others
including businesses and energy consumers. Our
ability to achieve our climate targets is driven by
the policies put in place by the jurisdictions where
we operate that support decarbonising their energy
systems at a rapid pace. Political and economic
headwinds have intensified in the past year.
Governments face multiple pressures, including
budget constraints and customer affordability
concerns, which may impact the pace of
Our environment
By building out the network of the future, we enable the
deployment of low-carbon energy supply and support the
electrification of heat and transport. We are also working
hard to manage the impact of energy infrastructure on the
natural environment.
Our second Climate Transition Plan (CTP), published in May 2024, outlines our roadmap to achieve net zero by 2050. As part of this, we have set near-term science-
based GHG emissions reduction targets at a Group level. These have been approved by the Science-Based Targets initiative (SBTi) as aligned with limiting global warming to a 1.5°C pathway and the ambition of the Paris Agreement, and have been developed using an SBTi sectoral decarbonisation approach where available. SBTi is currently developing the Corporate Net Zero Standard Version 2, and we have been actively engaged in their consultation to shape the new standard.
Actions by our stakeholders are crucial to us being able to deliver our emissions reductions targets. We engage with policymakers and regulators aiming to achieve the required planning and permitting changes in the UK and US, and in the US where we are an energy supplier, policies that promote energy efficiency and the use of low-
carbon fuels. We also work with customers to promote efficient solutions, industry groups to advance new technologies, and our suppliers to help decarbonise the value chain.
decarbonisation. While the costs of some
technologies continue to fall, the costs of other
renewable technologies have risen, which is also
impacting policy and the pace of the transition.
We’ve made good progress across multiple areas
of our emissions inventory, including where we
have direct control. Where we don’t have direct
control, achieving our near-term targets looks
increasingly challenging as we are reliant on policy
and regulatory dependencies. Below, we provide
an update on progress against some of our
targets, including some of the most material
dependencies that could impact our progress.
Moving forward, we will continue to prioritise
reductions where we have operational control and
influence areas where we do not, refining our
approach based on our results. More detail on our
targets, key dependencies and challenges can be
found in our CTP, available on our website.
We committed to
Achieve net zero by 2050
for Scope 1, 2 and 3 GHG
emissions
We continue to work towards our ambitious
targets. However, we are reliant on external
dependencies such as policy and regulatory
support and wider sectoral decarbonisation.
Scope 1 and 2 GHG emissions for
2025/26 were 7,511 ktCO2e, outside of
our range set out in the CTP, and down
3% from our 2018/19 baseline.

Progress to target[1,2] %	Target 2030/31
3%	60%
Scope 1 GHG emissions in areas where we have
greater direct control have fallen from the baseline
year. Gas operational emissions from fugitives and
venting comprise about 10% of our Scope 1 and 2
emissions and have decreased 4.2% from the prior
year. These emissions are largely driven by the
volume of gas travelling through our pipes and are
being addressed through investments in cross
compression, pipeline coatings, vacuum purging,
and rehabilitation of leak-prone piping.
In 2025, we replaced 315 miles of leak-prone pipe
in New York and Massachusetts. This long-
standing programme delivers emissions reductions
each year. This programme is progressing within
the projected ranges of our CTP. We are also
evaluating advanced leak detection technologies,
including stationary, satellite, aerial and ground
based solutions to quickly identify and mitigate
emissions sources.
Scope 1 GHG emissions where we have less direct
control are outside of the range that we set out in
our CTP. The most challenging area is emissions
from our Long Island generation facilities, where
emissions increased by 19% from the previous
year. These units burn oil and gas and are
contracted to the Long Island Power Authority
(LIPA), which controls when and how much they
run to maintain reliable energy supply in the region.
1.Includes Scope 2 location-based emissions only.
2.Near-term targets approved by Science-Based Targets initiative
(SBTi) and aligned to the Paris Agreement and a 1.5ºC pathway.

National Grid plc Annual Report and Accounts 2025/26	41	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our environment
Our 2025/26 GHG emissions footprint across direct and indirect sources was 37,015 ktCO2e
Our Long Island generation assets are currently
expected to be materially depreciated by 2040,

Upstream Scope 3	Supply chain and other upstream emissions
7,012kt
18.9% of total footprint
–Construction and maintenance of energy infrastructure –Equipment and components –Well-to-tank emissions for generation and transportation of electricity

Scope 1 and 2	Power generation	Operation	Administration
	3,929kt	3,356kt	226kt
	10.8% of total footprint	9.1% of total footprint	0.6% of total footprint
	–Electricity generation from fossil fuels	–Line losses from our electricity transmission and distribution networks –SF6 leaks from electrical equipment –Leaks and venting from our gas network –LNG venting and fuel	–Building energy consumption –Company cars –Commercial fleet

Downstream Scope 3	Administration	Retail energy: Sold Gas[1]	Retail energy: Sold Electricity[1]
	86kt	19,736kt	2,670kt
	0.2% of total footprint	53.4% of total footprint	7.2% of total footprint
	–Business travel –Employee commuting –Waste	–Emissions from the gas that we sell to our customers	–Emissions from the electricity that we sell to our customers aligning with New York State’s zero-emissions
electricity targets. However, given delays to
offshore wind and anticipated load growth,
achieving a sufficient reduction in operating hours
in the timeframe required to hit our near-term
targets will be challenging, and fossil-fuel
generation assets may continue to operate beyond
2040 to support grid resilience.
Our Scope 2 emissions decreased by 15% during
2025/26. These are almost entirely comprised of
electricity network line losses and are broadly in
line with the trajectory set out in our CTP.
Electricity network line loss emissions are primarily
influenced by the location and carbon intensity of
generation and the location and magnitude of
demand, which are outside of our control. If our
jurisdictions see a slowdown in the pace of
decarbonisation, this will slow the pace of emissions
reductions from line losses. We indirectly reduce the
emissions from electricity line losses by connecting
low-carbon generation to our networks. We calculate
emissions from losses using the average carbon
intensity of electricity in the regions where we
operate, as published by the UK Government and
the US Environmental Protection Agency (EPA).
In the UK, there has been significant progress in
decarbonising the grid. The continued
implementation of various policy reforms, including
connections and planning, is required to support
ongoing progress. For US line loss emissions to
decrease in line with our wider targets, we would
need to see a wider societal increase in the pace of
clean energy development. This would require
addressing wider challenges around permitting,
interconnection, and customer affordability in
addition to current state government activities related
to renewable generation.
Regarding specific sub-targets for Scope 1 and 2,
from a 2018/19 baseline:
–The carbon intensity of our power generation
(Scope 1 GHG emissions) has increased by 3%
per MWh against a target of reducing by 90% by
1.Retail energy emissions are primarily driven by the gas and electricity we sell to our customers. Reducing these emissions depends on a combination of actions we take, customer choices, wider energy system decarbonisation, and policy and regulatory frameworks.
2030/31 and 92% by 2033/34.
–We’ve reduced absolute Scope 1 and 2 GHG
emissions (excluding generation) by 26% against
a target of 50% by 2030/31.
We report on our power generation emissions
intensity as part of our SBTi targets. Since we
completed the sale of National Grid Renewables in
2025, our generation portfolio is made up solely of
gas and oil generation assets, which are operated
by LIPA. With this change, achieving this target is
very challenging, requiring fuel switching or carbon
capture technologies which are not yet
commercially viable.

20% of our light-duty vehicles are
electric vehicles.

Progress to target %	Target: 2030/31
20%	100%
We are making progress against our target to
move to a 100% electric fleet for our light-duty
vehicles, however, we continue to face challenges
with vehicle cost and availability. This year, we
have added 219 electric vehicles to our
commercial fleets, bringing our total to 1,235 EVs,
20% of our total number of light-duty vehicles.
Achieving this target is dependent on the cost,
availability, and performance of vehicles with the
required characteristics to meet operational needs,
which makes achievement of this target
increasingly challenging.
This year, we also introduced our first heavy duty
electric vehicle to our fleet, a box truck with a 230-
mile range based at our Sutton depot in
Massachusetts.
Moving forward, we will consider strategies to reduce
emissions from transport that are informed by vehicle
availability, use cases and conditions in the regions
where we operate, and cost effectiveness. We will
keep this target under review.

National Grid plc Annual Report and Accounts 2025/26	42	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our environment
SF6 emissions from our operations are
down 43%.

Progress to target[1] %	Target: 2030/31
43%	50%
We continue to reduce SF6 emissions caused by
emerging leaks, resulting in GHG emissions
reductions of 43% against our 2018/19 baseline.
The majority (around 80%) of the SF6 we use on our
networks is in UK ET. Our focus is on SF6 leak
detection and repairs, as well as increasing our
investment in SF6 alternatives, working with other
UK transmission owners.
Absolute energy consumption in our
flagship offices is down by 48%,
exceeding our 20% target.

Target: 2030/31	Progress to target %
20%	48%
We have reduced energy consumption in our flagship
offices by 48% against our 2019/20 baseline,
exceeding our 20% target, by optimising heating,
ventilation, air conditioning, and lighting to promote
efficiency while meeting the needs of our colleagues.
We also indirectly contribute to emissions
reductions through the purchase of renewable
certifications. In 2025/26 we achieved 62%
(2024/25: 36%) of renewable electricity purchased
with renewable certification globally, driven by the
UK, where 99.7% (2024/25: 49%) of electricity
purchased for operational purposes was with
renewable Energy Attribute Certification (EACs)
where we have choice over purchasing sources.
For leased and other sites where we do not have
purchasing decision choice, we do not have
control over whether the electricity purchased is
with renewable credentials. The increase
compared with the prior year mainly reflects the
disposal of Grain LNG; as the asset did not hold
EACs, its exit from the Group has led to a
significant increase in the UK percentage.
Our Scope 3 emissions (excluding sold
electricity) were up 11% from our
2018/19 baseline.

Progress to target[1] %	Target: 2033/34
(11%)	37.5%
Our Scope 3 emissions (excluding sold
electricity) for 2025/26 were 26,833
ktCO2e.
The majority of our Scope 3 emissions result from
the use of sold gas we deliver to our customers in
the US, with these emissions making up about
75% of our Scope 3 emissions target.
Meeting our Scope 3 sold gas target would require
an additional estimated 1.2-1.8 million gas
customers converting to electric heat by 2033/34.
We continue to seek to enable the connection of
low-carbon electricity generation that is necessary to
support customers in switching to electric heat, and
we offer incentive programmes to encourage
customers to adopt heat pumps. However, to further
motivate heat pump adoption, we would need to
see reductions in the upfront cost of heat pumps, as
well as efficiency gains in heat pump technology.
Achieving the emissions reductions required to meet
our Scope 3 target is therefore challenging.
Emissions within our supply chain represent
approximately 18% of our Scope 3 emissions
target, and we have seen emissions increase by
2% during 2025/26. We projected this in our CTP
due to increased spend on goods and services
associated with the construction of new energy
infrastructure.
Regarding specific sub targets for Scope 3, from a
2018/19 baseline:
–The carbon intensity of power generation and
sold electricity (Scope 1 and Scope 3 GHG
emissions) decreased by 1% against a target of
reducing by 86% by 2033/341.
–We’ve reduced absolute GHG emissions from
gas sold by third parties by 10% against a target
of 37.5% by 2033/341,2.
62% of our UK supply chain emissions3
are from suppliers that have formally
committed to setting a science-based
target (SBT). 32% of our US supply chain
emissions3 are from suppliers that have
established a roadmap towards science-
based targets.

Progress to target[1] %		Target: 2025/26
UK	62%	80%
US	32%	50%
We continue to collaborate with key suppliers who
contribute significantly to the emissions associated
with the goods and services we procure. In the UK,
62% of our UK supplier GHG emissions are from
suppliers who are committed to setting an SBT. In
the US, 32% of our supplier GHG emissions are
from suppliers who have established a roadmap
toward SBTs. As our supply chain emissions data
and insights have matured, we have moved from
reporting a percentage of suppliers committed to
SBTs or an SBT roadmap, to the percentage of our
supply chain emissions covered by those suppliers.
Our suppliers have many dependencies that are
outside of their control, including the lack of SBT
pathways for certain sectors. SBTi is currently
consulting on the standards used to set validated
SBTs, with new standards expected to be formally
in place at the start of 2027. Because of this, we are
recommitting to our supply chain engagement,
retaining the target but extending the target date to
2030/31 and reporting a percentage of emissions
rather than a percentage of suppliers. We had
stated that this target was under review in our
2024/25 disclosure.
1.Near-term targets approved by SBTi and aligned to a well below
2°C pathway.
2.Third-party sold gas, a US only emission, are downstream
emissions associated with the combustion of natural gas
delivered through our network but sold by a company other than
National Grid. This differs from Scope 3 Cat. 11 GHG Protocol guidance, which otherwise advises to consider only the end use of goods sold by the reporting company itself.
3.Carbon Strategic Supplier Engagement: GHG emissions from
Scope 3 Cat 1 and Cat 2: Purchased Goods and Services and
Capital Goods only.

National Grid plc Annual Report and Accounts 2025/26	43	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our environment
We have developed a new responsible supply chain
We are committed to
strategy to work toward embedding sustainability
criteria into our strategic sourcing process. This
strategy focuses on the changes we need to make to
our contracting approach, tender strategy, and
engagement to drive change. More detail on this
strategy is available on our website.
Key construction materials such as concrete and
steel have significant carbon footprints and more
sustainable alternatives are difficult to source and
come at a higher cost. To see reductions in supply
chain emissions in line with our Scope 3 target, we
would need to see a significant reduction in the
carbon intensity of construction materials. In UK
ET, as part of our RIIO-T3 business plan, we’ve set
targets against some of our key carbon hotspot
areas, enabling us to influence how suppliers
respond and make changes to their operations.

Air travel emissions are down 45% from
our 2019/20 baseline.

Progress to target %	Target 2025/26
45%	50%
This year, absolute emissions from business air
travel are lower than the previous year at 6.1
ktCO2e, a 45% reduction from our baseline.
Air travel emissions are a very small portion (0.01%) of
our total Scope 3 emissions. While we have not hit our
target, we have made good progress in this area.
We’ve implemented hybrid working, consolidated
meetings to reduce the number of trips necessary and
embedded sustainability considerations into our travel
policy, discouraging travel where it is not necessary.
As a transatlantic business, we try to balance the
business benefits of in-person meetings with creating
efficiencies by reducing air travel. We remain focused
on reducing emissions in our most material areas and
reinforcing our travel policy to drive ongoing
progress, and we will not renew this target.
Protecting our natural
environment
In the UK we are committed to restoring the land
we manage. We use a natural capital approach to
measure the impact of improvements we make on
the non-operational land at our own sites based on
financial value estimations.
Due to significant differences in the conditions of
habitats and levels of biodiversity present in the
landscape between the UK and US, in the US our
efforts focus on the preservation of the natural
lands that we own. Acreage reported in the US
includes lands we have enrolled in our integrated
vegetation management (IVM) programme, which
aims to preserve biodiversity by optimising
trimming on our rights-of-ways, and other nature-
related projects.

On the land we manage in the UK, we have
restored the natural environment by 15%.

Target	Progress to target %
10%	15%
A natural capital approach allows us to
demonstrate environmental restoration by
supporting and measuring beneficial changes to
land management and biodiversity. This is only
driven by activities in our UK ET business.
We manage around 1,800 hectares of non-
operational land in the UK, including hedgerows,
ancient woodland, wildflower meadows, wetlands,
grasslands and peat bog. We committed to
improving its environmental value by at least 10%
by 2026. Since 2020/21, we have achieved a 15%
increase. In our final year of the RIIO-T2
Environmental Incentive (2025/26), we delivered a
further uplift by introducing nine new strategic
partnerships and expanding one existing
agreement.
UK ED focuses on improving biodiversity on our
operational sites. We have committed to a six–year
formal partnership with Heart of England Forest to
support woodland management and restoration in
our West Midlands licence area. This past year, we
surveyed 18 sites to establish baseline habitat type
and quality, allowing us to develop habitat
maintenance plans to guide vegetation
management on these sites.

On the land we manage in the US, we
have enrolled 1,162 acres in our IVM
programme and other nature related
projects.
This year, we launched a collaborative BioAudit
biodiversity study with scientists and experts from
ACRT Services to help us assess the habitat quality
of our rights-of-ways. These corridors play an
important role in enhancing plant biodiversity and
ensuring that pollinators and wildlife have a place
to call home.
The data from the on-site assessments help us to
proactively plan and take measures to improve
habitat on these sites.
We also completed a nature-based solutions pilot
with Jacobs Engineering, Biomimicry 3.8, and EMX
Industries on a substation rebuild in Massachusetts.
The initiative aimed to solve common project
challenges using nature-inspired solutions. Eight
nature-based interventions were identified and
scoped into the substation rebuild design,
including moss walls, rain gardens and vegetated
filter strips.
Nature restoration at our Bell Rock
substation expansion project,
Fall River, MA

National Grid plc Annual Report and Accounts 2025/26	44	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our environment
We are
Investing in the decarbonisation
of the future of energy
We invested £9.8 billion in green
infrastructure and projects in 2025/261.
We play a key role in enabling and accelerating the
move to a cleaner energy future. Network
investment is vital for connecting new low-carbon
power generation and storage that will be needed
in the coming decade to accommodate the
expected rises in electricity demand and the
connection of renewable energy resources.
Our proportion of green capital expenditure
increased in 2025/26, aligning with EU Taxonomy
principles for climate change adaptation and
mitigation. In 2025/26, around 88.5% (£9.8 billion)
of our Group’s capital expenditure was aligned,
compared with 81% (£7.7 billion) in the previous
year. Green capital expenditure share of total
capital investment, which includes capital
prepayments and equity contributions, was 85%.
Our first six projects in Wave 1 of our Great Grid
Upgrade in the UK are now in construction, and in
the US, we continue to progress with permitting
requirements for our Upstate Upgrade projects in
New York. The essential upgrades that we’re
delivering in the US and UK will help to create a
modernised, stronger and cleaner energy network
and will generate new jobs.
These infrastructure investments also support
connections of renewable generation to the grid in
our territories. In 2025/26, we connected 1,125
MW of energised renewable capacity to our
networks across the UK and US.
1.Aligned to the principles of EU Taxonomy for sustainable
investment.
We are committed to
Using resources responsibly
We manage our environmental impact
with a focus on pollution, waste and
water use.
Various aspects of our work create waste,
including cleaning up former gas plant sites, retiring
old fossil fuel assets and leak-prone equipment,
and building grid infrastructure. We work to ensure
that our waste is correctly disposed of with
appropriate environmental permits and in
compliance with regulatory standards in the
applicable regions.
The different categories of waste are summarised
in our data tables, available on our website. Some
waste is classed as hazardous waste. This arises
from the removal of contaminated land during
commercial property activity and the disposal of oil
and polychlorinated biphenyl (PCB) or lead-
contaminated materials.
We recycle, refurbish and reuse materials at asset
refurbishment and investment recovery facilities in
the UK and US, promoting circularity within our
operations. We also work to reduce our waste
through initiatives such as the deployment of
reusable covers to replace plastic bags on units in
our plant centres in the UK. We’re also using
recycled materials in our operations, including the
use of copper with recycled content for
transformers in our Eastern Green Link 2 project.
More on our commitments around resource use
and waste management can be found in our
Environmental Operations Policy.
Our water use relates almost entirely to water used
for generation cooling purposes. Abstracted water
is not altered other than being slightly warmed by
the process. Water discharge temperatures are
closely monitored and follow applicable
regulations. This year, 1,234 million cubic metres
were withdrawn. Of this total, 99.6% relates to the
use of seawater for cooling generation assets in the
US and is returned to the sea in accordance with
permitted temperature limits.
We are
Adapting to a changing climate
We take action on our climate change
risks and opportunities and invest in
climate change adaptation activities.
Climate hazards are projected to increase in
frequency and severity in the future, with high
temperatures and coastal and river flooding of
particular concern in the areas where we operate.
Our approach to climate resilience, and addressing
risks arising from global warming impacts is
outlined in our TCFD report on pages 61-66. In
addition, our EU Taxonomy report details our
climate change adaptation expenditure.

£9.8bn
2025/26 Green capital expenditure
Aligned to EU Taxonomy principles for climate change adaptation and mitigation

1,125 MW
Energised renewable capacity connected in 2025/26

National Grid plc Annual Report and Accounts 2025/26	45	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our customer and communities
We acknowledge that there is a need for further
support to our customers. In both the UK and US,
support is needed for customers facing high
energy bills. In the UK, customers face long
connection wait times, negatively impacting
consumer sentiment. However, NESO has initiated
reforms to the connections queue that will help us
to deliver faster, more strategic grid connections
for our customers.
We are committed to
Supporting an affordable
energy transition
Our
customers and
communities
As we help to build out the network of the future, we aim
to create social value for our customers and communities.
We work to create economic growth in the communities
we serve and support affordability as a key part of the
energy transition.
We provide assistance to our customers and communities to help manage the rising costs of energy and necessary infrastructure upgrades, working to maintain positive relationships with our stakeholders.
Our skills development programmes provide people from disadvantaged communities with access to training and employment opportunities, helping to build our potential workforce of the future.
Our colleagues participate in volunteering events and projects to foster positive relationships with our customers, communities and local regulators.
We have established the Grid for Good
We are committed to
Energy Affordability Fund to provide
assistance with energy bills.
National Grid remains committed to ongoing
support for those that cannot meet energy costs
and maintains the Grid for Good Energy
Affordability Fund to provide bill assistance. This
fund assists vulnerable households and businesses
struggling with energy costs via our charity
partners including the Fuel Bank Foundation, the
Centre for Sustainable Energy and the National
Energy Foundation.
We worked with key charity partners in the UK and
US to provide assistance with energy efficiency
upgrades, emergency financial support and
provision of energy advice to low-to-moderate-
income customers. In the last year in the UK, we
supported over 20,000 households through our
programmes.
The current Grid for Good Energy Affordability
Fund will run through 2026/27 to continue financial
support for organisations that assist vulnerable
households. Each year, the fund commits
£3.5 million of support in the UK and £3.3 million in
the US.

More information on how our funding is supporting charities and organisations to provide relief to vulnerable households can be found on our website.
In the US, we offer a range of programmes to help
income-eligible families and customers manage
their energy bills. These include tiered discount
rates, bill discounts, energy efficiency programmes,
budget billing structures and payment extensions.
However, we acknowledge that there is more to be
done to support bill assistance to help our
customers manage rising costs.

More details on our contributions to UK bills and average billing to US households can be found in our Responsible Business data tables.
More information on our affordability initiatives in ED, NY and NE can be found on pages 19 — 21

Accelerating social mobility
We support social mobility in the communities we
serve through partnerships with registered
charities, not-for-profit organisations, social
enterprises, educators, and our supply chain.
With these organisations, we have created skills
and employability pathways that help ensure
everyone has the opportunity to reach their
potential, regardless of background. Our work is
focused on improving awareness of the energy
industry and National Grid as an employer,
providing energy education programmes to
disadvantaged youth and work-ready adults, and
offering coaching for potential future talent.
We’ve exceeded our goal to upskill 45,000 people
in our communities and we remain dedicated to
actively supporting these programmes.
We ranked 8th out of the top 75 employers in the
2025 UK Social Mobility Index (SMI), rising 34
places from the previous year. This achievement
demonstrates our leadership in building an
inclusive, representative, and successful workplace
that supports upward social mobility.

National Grid plc Annual Report and Accounts 2025/26	46	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our customer and communities
We are
Engaging directly in our
communities through
volunteering
Across the UK and US we have delivered
52,620 volunteering hours in 2025/26 to
support our communities.

Progress to target (hours)	Target: 2030/31
500,000
Our volunteering programmes enable our
colleagues across the UK and US to connect with
their communities and have a tangible impact on
the causes that matter. We work with many partner
organisations to provide opportunities for
colleagues to volunteer their time in local
communities. Our volunteer efforts focus on
increasing access to affordable energy, increasing
access to STEM/STEAM education and building
community resilience. Colleagues this year have
logged 52,620 volunteering hours, bringing our
total to 292,611 volunteering hours since 2021.
Case studies on our volunteering engagement can
be found on our website.
We act
On the feedback we receive
from our customers on the
service we provide
Across the UK and US, we serve millions of
households and thousands of businesses. We are
committed to delivering secure and reliable energy
as affordably as possible, maximising the capacity
of our assets and ensuring our customers benefit
from an efficient and reliable network.
We recognise that there has been limited progress
across the business, especially in the US, on
customer satisfaction due to bill increases and
delays in connecting to our network. We are
listening to feedback and taking steps to address
these issues.
US customer satisfaction
This year, our US businesses refocused their CSAT
metric to better reflect overall customer experience.
The metric is measured through our monthly Brand
Image Relationship study and through post-
interaction customer surveys, and it is designed to
help us improve customer experience and
strengthen customer-centred thinking across our
business.
In 2025/26, New York saw a CSAT score of 72.8%
and New England saw a score of 72.2%.
Customers in both regions faced high fuel prices
and temperature extremes that increased bills,
which negatively affected customer perceptions.
We recognise that we need to do more to improve
customer satisfaction. We are committed to raising
awareness of financial assistance and other
services that help customers manage their energy
bills. In Massachusetts, we launched a new tiered
discount rate programme that expands eligibility
and assistance for our most vulnerable customers.
In New York, our NIMO rate plan, approved by the
Public Service Commission, includes
enhancements to affordability programmes.
We also held in-person customer assistance events
across our US jurisdictions. These events bring our
customer service specialists into community centres,
senior centres and other public gathering places, to
meet directly with customers. Here, our customers
can ask questions, discuss assistance programmes
and get help with our energy efficiency initiatives.
These events are critical to connect our customers to
the support programmes and tools they need.
We are in the process of implementing Kraken, a
groundbreaking, cost-effective platform that will
support end-to-end ownership of the customer
experience. We will be the first major regulated US
utility to adopt Kraken, which will improve the
customer experience by simplifying and
modernising how customers interact with us.
We continue to deploy Advanced Metering
Infrastructure (AMI) technology across New York
and Massachusetts, giving customers greater
visibility of their energy use. We have cumulatively
deployed over 500,000 smart meters in New
England and over 1.5 million in New York.
UK ED customer satisfaction
In UK ED, we have delivered a high level of
customer satisfaction for 2025/26 with a score of 9
out of 10.
We identify areas of best practice across our
licence areas to expand those solutions across the
business. We continue to undertake customer
service training, have customer engagement group
forums, and learn from the activities of other
distribution network operators to ensure we are
making the right decisions for our customers and
improve the customer experience.
UK ET customer satisfaction
In UK ET, Quality of Connections remains a pivotal
initiative, underpinning our commitment to
capturing valuable customer insights at every stage
of the connection lifecycle by measuring customer
satisfaction and gathering feedback. In UK ET, our
customer satisfaction score for 2025/26 was 7 out
of 10, demonstrating a positive shift compared to
last year, marked by significant industry reform and
rapid change.
NESO initiated reforms to the existing connections
queue that will aim to help UK ET deliver faster,
fairer and more strategic grid connections for
existing and future customers. For more on these
reforms, see page 18.
UK ET also drives broader societal economic
benefits to support customer satisfaction. For
example, we are currently upgrading our Didcot
substation in Oxfordshire to enable the connection
of data centres and battery storage systems to the
electricity transmission network. Located just two
miles from the UK’s first AI Growth Zone at
Culham, Didcot substation will boost grid capacity
for future digital projects. It will also connect 300
MW of battery schemes, helping to meet growing
demand for flexible, zero carbon power in the
region. Read more about the Didcot substation
project on our website.
NGV customer satisfaction
NGV conducts customer satisfaction surveys
across its business units and achieved good
scores overall in 2025/26.
Our UK subsea electricity interconnectors and US
NGV operations have scored the following:

IFA, IFA2 and Viking
92%
Prior year: 86%

BritNed
90%
Prior year: 87%

Nemo
91%
Prior year: 92%

The US Northeast
8 out of 10 Prior year: 8 out of 10

National Grid plc Annual Report and Accounts 2025/26	47	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our people
We are
Investing in our people and
building the skills needed to
deliver the clean energy future
Our workforce is increasing and new skills will be
needed to deliver the grid of the future. Attracting,
developing and retaining a qualified and competent
workforce requires training programmes that are
robust, comprehensive, in line with local regulations
and focused on safety and competence.
In the UK, 132 graduates participated in our
Our people
Our 33,017 colleagues across the UK and US
are central to delivering the grid of the future.
To deliver on our commitments, we need to attract, develop and retain the skilled workforce needed to respond to changes in our external environment and within the business.
The physical and mental health of our colleagues is central to everything we do. We continue to focus on ensuring fair pay for all our people and providing them with development opportunities.
graduate scheme, which aims to enhance
graduates’ capabilities while emphasising
leadership development.
In the US, 98 graduates joined our refreshed
12-month development programme, which
includes a three-week orientation, blended virtual
and in-person skills training, three months of
coaching, and rotational placements for some
roles in months six to twelve.
In the US, we also continue to have a strong
Gridtern internship programme, welcoming
147 interns on summer internships in 2025.

Further details on our development programmes can be found on our careers website.
Alongside early careers programmes, we provide a
wide range of development opportunities to our
colleagues through external learning providers,
including on-demand digital learning, behavioural
science-based development, team effectiveness
sessions and tailored virtual coaching for leaders
and senior colleagues.
We also run targeted leadership programmes to
identify and develop future senior leaders and to
support new and experienced managers in
becoming effective people leaders.
To achieve our commitments and deliver the grid
of the future, we need to attract, hire, and retain
people from a wide array of backgrounds, who
have different experiences and perspectives. We
take a clear stance against discrimination. Our
Global Recruitment and Hiring Policy ensures that
individuals identifying themselves as having a
disability receive fair consideration for all vacancies,
with reasonable accommodations and additional
resources provided whenever feasible. We are
dedicated to equal opportunities in recruitment,
training, promotion, and career development for all
our colleagues, including those with disabilities.
We aim to drive proactive sourcing, create a
best-in-industry candidate experience, and
maintain recruitment practices that help us build a
strong future workforce. We launched a new global
careers website to provide a single, modern
platform for candidates and a more tailored and
intuitive job searching tool.
In 2025/26, 41% of our vacancies were filled by
internal promotions and moves, demonstrating our
commitment to developing talent. We are also
increasing external hiring to secure the specialist
skills required for the future. Our workforce

81%	73%	77%

Employee engagement index in 2025/26	‘Safe to say’ in Grid:Voice in 2025/26	Employee wellbeing index in 2025/26

planning helps us anticipate capability needs and
shape targeted recruitment strategies, including
engaging with relevant talent pools ahead
of demand.
For more information, see our People Capability
and Capacity Group Principal Risk on page 35.

National Grid plc Annual Report and Accounts 2025/26	48	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our people
We are committed to
A workplace where all
colleagues can thrive
At National Grid, we believe that diversity of
thought drives innovation, enhances performance,
and strengthens our ability to deliver for our
customers and communities. We are committed to
fostering a workplace that is inclusive, respectful
and empowering, where every individual feels
welcome and supported.
Our focus is on our work environment, ensuring
colleagues are treated fairly, respecting the right to
differing opinions, and maintaining a safe work
environment. We will continue to adapt our
approach to meet the needs of our people, our
industry, and our stakeholders while staying true to
our values of doing the right thing and finding a
better way.
We are committed to
Creating an inclusive culture
Fostering a culture in which colleagues
feel safe to speak up and confident their
voices are heard by the Group Executive
Committee and Board remains a priority.
Our leaders play a central role in shaping this
culture, supported by a global learning curriculum
that provides inclusive leadership training for
people managers.
Our Employee Resource Groups (ERGs) play a vital
We are committed to
role at National Grid. Open to all colleagues, 33%
of our workforce are members of at least one ERG.
ERGs help build awareness of inclusion and
belonging by offering support and development
opportunities, enabling colleagues to bring their
true selves to work and reach their full potential.
We carry out two annual employee engagement
surveys to provide the Group Executive Committee
and Board with further insight and understanding
of our culture and engagement. In our 2025/26
survey, our employee engagement index was 81%
and our Safe-to-Say score was 73%,
demonstrating that our employees feel engaged in
their work and empowered to speak up.
Throughout the year we were recognised for
numerous industry awards, including being named
in Times Top 50 Employers for Gender Equality, a
Glassdoor 2026 Best Place to Work, 8th out of the
top 75 employers in the 2025 UK SMI, and The
Equality 100 Award: Leader in LGBTQ+ Workplace
Equality Distinction by the Human Rights
Campaign Foundation.
In 2025, we participated in the Workforce
Disclosure Initiative for the eighth consecutive year,
achieving a disclosure score of 88% compared to
the sector average of 67%.
We are committed to
Leading the industry on
employee health and wellbeing
Our employee wellbeing index is 77%.
We aim to empower our colleagues to prioritise
their health and wellbeing by promoting healthy
practices and by offering wellbeing resources
through multiple channels. By focusing on health
and wellbeing, we aim to foster an environment
where everyone can thrive together.
In 2025/26, we continued to deliver our Thriving
Together health and wellness ambition to support
our people in feeling engaged and empowered to
prioritise health, wellbeing, and performance. We
provide our colleagues with educational and
support resources, materials for managers to
promote health and wellbeing on their teams, a full
range of health and wellness benefits, support for
neurodiverse colleagues, and on-site health
professionals. We also provide digital health and
wellbeing apps and access to an Employee
Assistance Programme to our colleagues in the UK
and US.
Ensuring all colleagues receive
fair and equitable pay
We are continuing to focus on our
gender pay gap.
In the UK, we remain an accredited Living Wage
Foundation employer, which demonstrates that we
go beyond the Living Wage requirements,
voluntarily paying our trainees the Living Wage. We
undertake a Living Wage review each year to
ensure continued alignment. Our commitment to
the Living Wage for our direct workforce also
extends to our contractors. In the US, colleagues
are paid above the statutory minimums. We also

Gender demographic as at 31 March 2026[1]
Our Board[2]		Senior management[3]		Whole company[3]
46%		44%		25%
Male 6	Female 5	Male 90	Female 72	Male 24,803	Female 8,214

Male		Male		Male
Female		Female		Female

1.Companies Act 2006 disclosure. We have included information relating to subsidiary directors, in accordance with the Companies Act 2006. Senior management is defined as those managers who are at the same level as, or one level below, the Group Executive Committee. It also includes those who are Directors of subsidiaries where we have a majority interest, or who have responsibility for planning, directing or controlling the activities of the Group, or a strategically significant part of the Group, and are employees of the Group.
2.Board refers to Directors of National Grid plc as defined on page 256 of this document.
3.In scope are active, permanent employees. Out of scope are non-employees, temporary staff and interns.

provide a range of competitive benefits to our
colleagues that go beyond statutory minimums.
When making remuneration decisions for our
Executive Directors and other senior leaders, our
People & Remuneration Committee takes account
of the remuneration arrangements and outcomes
for the wider workforce.
We review gender and ethnicity pay gaps annually
and our UK gender pay gap is reported one year in
arrears in accordance with UK legal requirements
on gender pay gap reporting. Our UK base gender
pay gap continues to be minimal.

Our gender pay gap disclosure can be found on our website

Further information on Board workforce engagement can be found on page 95	Further details on our culture can be found on our website.

National Grid plc Annual Report and Accounts 2025/26	49	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our Responsible Business Fundamentals
We are committed to
Safely, reliably and efficiently
connecting millions of people
to the energy they use
Health and safety
The health and safety of all our colleagues and
contractors is paramount. We require our people
to demonstrate our company-wide safety
principles of:
–Safe to Say: open and honest conversations
–Safe Choices: make smart decisions
Responsible
Business
Fundamentals
Every day, we safely, securely and reliably
connect millions of people to energy,
prioritise resilience and operate responsibly.
Our Responsible Business Fundamentals are the foundation of the pillars of our
Responsible Business Charter. We aim to continue to deliver on what is expected of us and to be a compliant and ethical business in everything we do. We seek to do this by ensuring safe and reliable operations and living our values, while influencing our partners and supply chain and holding them to the same standards.
We invest in technology and governance, monitor security and risks, and advocate for responsible business practices.
–Safe to Stop: stop the job whenever there is a
safety concern
–Safe to Learn: learn from every experience
We endeavour to mitigate risks and eradicate
injuries to our workforce, supported by our safety
management processes and Group safety
reporting system. To promote safe practices, we
maintain a full range of internal safety policies and
procedures, including our Employee Safety
Handbook and various process specific
procedures. We are also in the process of
implementing Cority, our enhanced safety reporting
system, to drive continuous improvement and
ongoing learning.
There have been no fatalities in 2025/26.
Lost time injuries (LTIs)
We have recorded a Group LTIFR of 0.11 this year,
compared to 0.10 in the prior year against our
Group target of 0.10 or less, per 100,000 hours
worked (this includes contractors working on our
behalf). The majority of the injuries were linked to
common and well-known exposures such as slips,
trips and falls, musculoskeletal injuries, and struck-
by incidents.
Various initiatives have been undertaken to
intervene with rising LTIs, including safety stand-
down days, issuance of safety refocus packs, and
various campaigns and intervention groups. We
aim to prevent serious injuries and fatalities through
a focus on our six fatal risk groups, with processes
in place to thoroughly assess and mitigate safety
risks, select and apply appropriate safety controls,
and intentionally monitor changes in the work
environment.
Injuries to members of the public
This year, there have been three incidents resulting
in injuries to members of the public which involved
our assets. These events all related to our UK
ET business.
Reliability and resilience
We have maintained reliability at 99.9% across our
networks. Details per business unit can be found on
page 28. We maintain a robust business continuity
programme to ensure we maintain operations in the
event of a disaster or significant disruption.
We are also innovating to use AI and technology to
improve grid resilience. This year, we implemented
solutions to automate crew management during
storm response, piloted x-ray imaging of gas
pipelines, and tested demand response solutions for
data centres.
Further detail on resilience in our strategy can be
found in our TCFD disclosure on page 56.
Efficiently connecting customers to the
energy they use
We aim to deliver energy to the homes and
businesses of our customers in an efficient way,
and all our business units are undertaking network
projects to improve efficiency and optimise
connections.
In UK ET, we are modernising how the network is
controlled, including making upgrades to our
control centre, and engaging with NESO on
connections reform. In the US, we’ve launched the
Kraken programme to drive efficiency in the
customer experience, and New York’s Smart Path
Connect programme is enabling large-scale
renewable interconnections.

Further information on how we operate safely and efficiently can be found on page 17.

Further details on our initiatives to improve efficiency can be found on pages 18 — 22.

National Grid plc Annual Report and Accounts 2025/26	50	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our Responsible Business Fundamentals
We are committed to
Influencing our supply chain
to operate responsibly
Suppliers must adhere to our Supplier
Code of Conduct which includes
We are committed to
commitments to the real Living Wage,
compliance with the Conflict Minerals
Rule and the development of
environmental strategies and targets.
This year we transitioned our supply chain
sustainability risk assessments and data to
EcoVadis, a globally recognised platform widely
used in the UK and US utility sectors. EcoVadis
provides us with enhanced visibility, assurance and
insights into our suppliers’ sustainability practices.
Our key suppliers are determined by our UK and
US supply chain science-based targets and our
strategic supplier lists. To date, over 50% of our
key suppliers hold EcoVadis scorecards and we
will continue to engage with the remainder to
increase impact and accountability across our
supplier base.
We are a partner of the Supply Chain Sustainability
School in both the UK and US, providing free
education and learning pathways to our key
suppliers.

We are
Fair to our suppliers and
committed to paying them
promptly
We recognise that timely payment is
crucial for the financial health and
operational stability of our suppliers. We
aim to adhere to the agreed payment
terms set out in contracts or purchase
orders and our finance team works
diligently to ensure that all invoices are
processed efficiently.
In the UK, we are a signatory of the Prompt
Payment Code and we also encourage our
suppliers to adopt the principles of this code. In
2025/26, 91% of our supplier payments in the UK
and 94% in the US were paid to contractual term.

Our Human Rights Policy
Human Rights are integral to our Code of
Ethics. We aim to be an ethical company
that stakeholders want to do business
with and colleagues want to work for.
We have a separate Human Rights Policy to hold
ourselves accountable to respect the rights of our
workforce, our value chain and those impacted by
our operations and to provide a safe, secure and
inclusive work environment. We also publish an
annual Human Rights Report and Modern Slavery
Statement, outlining our approach to mitigating the
risk of modern slavery in our business and supply
chain. In our annual Modern Slavery Statement we
summarise the progress we have made, our key
policies, including their scope and focus, and the
key measures we use to assess our progress and
programme effectiveness. Further details of our
human rights and modern slavery disclosures can
be found on page 234. Further information and
copies of our policies can be found in our
Responsible Business reporting centre on our
website.
We are committed to
Being a compliant and
ethical business
We are committed to maintaining high
standards of compliance and ethical
conduct. We have established rigorous
internal incident reporting to drive the
right behaviours, identify and monitor
themes and trends, and facilitate
learning.
A breach of the Code of Ethics can have different
outcomes depending on the severity and impact
on people and our organisation, including
disciplinary actions, up to and including dismissal.
Sexual harassment prevention and response is
included in our Respect at Work policy, Grievance
policy, Code of Ethics, and Supplier Code of
Conduct. Communications across the business
have taken place to highlight our expectations and
how colleagues can speak up and report
concerns.
We have a communication and training programme
for colleagues which aims to promote a strong
ethical culture and includes mandatory e-learning
for colleagues to understand and apply our Code
of Ethics. We take a zero-tolerance approach to
fraud, bribery and corruption of any kind. We have
established policies and governance that set and
monitor our approach to preventing financial
crimes, fraud, bribery and corruption, including our
Code of Ethics. These are available on our website.
To ensure compliance with relevant anti-fraud and
bribery legislation, including but not limited to the
UK Economic Crime and Corporate Transparency
Act and the US Foreign Corrupt Practices Act, we
conduct a periodic risk assessment and
continuous monitoring of ethical conduct across
our operations and ethics processes. This includes
regular fraud and ethics risk assessments and
dashboard-driven monitoring. These processes
provide systematic verification of ethical behaviour,
detection of potential misconduct, and timely
response to ethics incidents.
Ethics, compliance and business conduct matters
are discussed quarterly at the Group Executive
Audit, Risk & Finance Committee and twice a year
at the Audit & Risk Committee. Serious issues that
meet our escalation criteria are reported in line with
our escalation process to the General Counsel
Litigation and Chief Compliance Officer, Chief Legal
Officer, Chief Executive, Audit & Risk Committee
and the Board, as appropriate. Investigations are
conducted promptly and thoroughly and, where
appropriate, acted upon.
Whistleblowing
We operate confidential internal and external
helplines that are always available in all the regions
where we operate for individuals to raise concerns
about breaches of the Code of Ethics. This is
supported by our “Speak-up” policy which sets out
how we protect anonymity and have zero-tolerance
for any form of retaliation.
Whistleblowing is regularly discussed at the Ethics,
Risk & Compliance Committee and the Audit &
Risk Committee.
Artificial intelligence
We use AI to solve problems and gain insights for
ourselves, our customers and society. We
recognise the importance of developing and using
AI in a responsible manner. Our use of AI is guided
by the principles of only using AI where
appropriate, using it as a tool to streamline and
accelerate ways of working, and always
maintaining human accountability and intervention.
Our Business Management Data Standard is
reinforced by a dedicated Responsible AI policy
and controls, due diligence assessments of both
ourselves and external partners, and an AI
Governance Council.
We’ve launched a Data and AI Academy with
training programmes for employees at all levels of
AI competence to develop the skills and
knowledge they need to thrive in a data-driven
future. We continually review and update our
approach to AI in line with regulatory, sustainability,
and technological advancements.

National Grid plc Annual Report and Accounts 2025/26	51	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our Responsible Business Fundamentals
We are committed to
We are committed to
Investing in developing
technologies and innovations
National Grid Partners (NGP) has
invested c.$30.8 million in Responsible
Business aligned companies since its
creation in 2018.
This year, investments included:
–training AI models to reliably identify gas pipeline
weaknesses in x-ray imagery, improving
reliability;
–grid simulations to identify areas of underused
capacity, ideal for connecting large-load
customers; and
–AI technology for data centre demand response,
reducing the need for costly network upgrades.

Further details on technological change can be found on page 14.

Find out more about our innovative projects and investments on our NGP website.
We are
We are committed to
Ensuring we have appropriate
governance in place to deliver
on our Responsible Business
commitments
Through our Board and its five sub-committees,
including the Responsible Business Committee of
the Board, we receive strategic direction and
structure to deliver sustainable shareholder value.
We also maintain an internal Responsible Business
Management Standard that applies to all our
employees and contractors and that sets out how
we will create a positive impact while delivering
excellent customer service.

For further information on the Board and Committees please refer to pages 88 — 126.

Ensuring security and risks –
cyber and physical – are
appropriately monitored
We are prioritising physical and cyber security, data
protection, and responsible AI through the
implementation of effective solutions which
manage vulnerabilities, ensure compliance with
regulatory requirements and fulfil reporting
obligations. All our employees undergo mandatory
cyber and physical security training. We enforce
data protection controls to comply with relevant
privacy laws and standards, such as the use of
strong passwords, regular software updates and
colleague training on best practices.
To minimise security incidents, protect customer
data and ensure the ethical use of AI, we keep up
to date with the latest trends and technologies,
collaborate with industry and government, and
share information and best practices.

Please see our Operational Group Principal Risks on pages 32 — 33 for further information.
Working with stakeholders and
the wider industry to promote
Responsible Business topics
and advocate for action

Details on stakeholder engagement at National Grid can be found on pages 23 — 25.
Community engagement
We engage extensively with communities affected
by our infrastructure through planning
consultations on major projects, and we use their
feedback to inform our development proposals.
Throughout the year, Board members visit
operational sites and receive updates on
community matters. This input is a key enabler for
progression of new infrastructure projects, allowing
us to support economic growth in local
communities.
International engagement
At COP30 in November 2025, we partnered with
the UK Government, Business Council for
Sustainable Energy, US Council for International
Business and other UK, US and international
organisations to participate in discussions on the
energy transition.
We focused on showcasing how we’re helping to
deliver the energy transition and on sharing best
practice with international peers. We also were able
to bring back key learnings from others to inform
our own strategy and engage our colleagues on
sustainability issues.
As part of our wider international engagement this
year, we’ve provided technical support and
participated in knowledge sharing with
governments and initiatives worldwide. Early in the
year, we welcomed a delegation of officials from
around the world on a tour of the London Power
Tunnels. Throughout the year, we hosted several
international delegations to share insights on
energy regulation, offshore wind infrastructure, and
the UK power system.
We also partnered with the British embassies in
Vietnam and Egypt and worked with global
organisations and alliances on research and
engagement. Finally, we were a major participant in
New York Climate Week and London Climate
Action Week.
Responsible political lobbying
National Grid is committed to responsible lobbying
and engagement with our elected leaders across
the jurisdictions in which we operate. We engage
with elected officials in a manner appropriate to the
jurisdiction, with attention to variations in lobbying
definitions across the geographies in which we
work.
All our lobbying and engagement is conducted in
line with the principles and targets set out within
our RBC.
We have global corporate policies on political
contributions, responsible political lobbying,
employment of former public officials and
secondment of employees into public bodies, all
accessible on our website. Our guidelines include
clear principles, an integrated management
approach, and Board accountability and oversight.

Full details of our political donations and expenditure can be found on page 235.

National Grid plc Annual Report and Accounts 2025/26	52	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business review cont. Our Responsible Business Fundamentals
Transparent reporting
Transparent and public reporting is an integral part
of being a responsible business. We remain
committed to reporting our activities, commitments
and performance in a transparent manner,
including our sustainability data and performance.
Our approach
To determine which Responsible Business issues
are important to our business and essential for us
to embed in our strategy, we undertook a double
materiality assessment in 2022. The double
materiality assessment forms the basis of our
reporting. We identified six topics that encompass
the most significant factors for our business and
that align with the priorities of our stakeholders.
We are currently in the process of refreshing our
double materiality assessment to reflect the most
current internal and external environment.
We recognise the need to adapt to changes and
remain proactive in addressing emerging
challenges and opportunities. We are committed to
continuously evolving our approach and striving for
improvement to maintain robust performance on
Responsible Business.

Further details on our material topics and double materiality assessment, as well as our work against the UN SDGs, can be found on our website.
Our Responsible Business reporting
methodology
The Directors are responsible for reporting our
Responsible Business data as of 31 March 2026,
in accordance with the reporting criteria as set out
in Our Reporting Methodology document. Our
reporting methodology document presents metric
definitions, scope and calculations and underpins
our reporting.

For further details, please refer to our Reporting Methodology document on our website.
Scope of Responsible Business
reporting
Our methodology applies the GHG Protocol
operational control approach across all emissions
and environmental metrics unless stated otherwise.
Key changes to the Group’s global operations over
the past three years have been reflected in the
scope of our Responsible Business reporting,
namely:
–Grain LNG and National Grid Renewables were
disposed of in November 2025 and May 2025
respectively and are excluded from 2025/26
Responsible Business reporting, in line with our
disposals policy.
–The Electricity System Operator (ESO) separated
from National Grid on 1 October 2024, with the
NESO established under government ownership;
ESO data is excluded from 2024/25 reporting in
accordance with our disposals policy.
–Viking Link, the UK–Denmark subsea
interconnector, became operational in
December 2023 and is fully included across all
relevant Responsible Business metrics from
2024/25, following inclusion of the
“interconnector capacity” metric for 2023/24, as
it was operational by 31 March 2024.

Our reporting centre
Beyond our Responsible Business review
and TCFD statement in this report, we also
produce supplementary reports aligning to
established sustainability reporting
standards:
–Responsible Business data tables
–EU Taxonomy
–Green Financing
–SASB
–GRI
–Our Reporting Methodology
Our Responsible Business reporting centre
on our website consolidates our suite of
documents, policies and our commitment to
reporting.

National Grid plc Annual Report and Accounts 2025/26	53	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD)
Understanding
the potential
impacts of
climate change

CA 2006 requirement	TCFD recommendation
Governance
Section 414CB (2A)(a)	a) Describe the Board’s oversight of climate-related risks and opportunities: pages 54 – 55
b) Describe management’s role in assessing and managing climate-related risks and opportunities: page 55
Risk Management
Section 414CB (2A)(b)	a) We describe the organisation’s processes for identifying and assessing climate-related risks: page 61
b) We describe the organisation’s processes for managing climate related risks: page 61
Section 414CB (2A)(c)	c) We describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management: page 61 – 66
Strategy
Section 414CB (2A)(d)	a) We describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term: pages 62 – 66
Section 414CB (2A)(e)	b) We describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning: pages 62 – 66
Section 414CB (2A)(f)	c) We describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2oC or lower scenario: pages: 56 – 60
Metrics and Targets
Section 414CB (2A)(h)	a) Our metrics used to assess climate-related risks and opportunities in line with our strategy and risk management processes: pages 67 – 68
N/A	b) Our Scope 1, Scope 2 and Scope 3 greenhouse gas (GHG) emissions and the related risks: pages 40 – 44 and 67 – 68
Section 414CB (2A)(g)	c) Our targets used to manage climate-related risks and opportunities and performance against targets: pages 67 – 68
At National Grid, we recognise that our
networks and operations are crucial to
transforming the energy system in the
jurisdictions where we operate.
We support the Paris Agreement’s long-
term goal to keep the rise in global average
temperature by 2100 to well below 2ºC
above pre-industrial levels, and to pursue
efforts to limit the increase to 1.5ºC.
Over the past year, we have operated in
a complex environment of economic and
political uncertainty, with energy security
and affordability remaining key priorities.
As a responsible business, we respond
to these expectations across our
stakeholders. While UK policy continues
to support clean power, affordability and
system resilience are pressing challenges;
in the US, New York faces affordability
challenges and Massachusetts is behind
on key climate targets.
We fully comply with Financial Conduct Authority
(FCA) UK Listing Rule 6.6.6R(8) and align our
climate-related financial disclosures with the TCFD's
four pillars – governance, strategy, risk
management, and metrics and targets, with 11
recommended disclosures under these pillars.
Additionally, we meet the climate-related financial
disclosure requirements outlined in sections 414CA
and 414CB of the Companies Act 2006.

National Grid plc Annual Report and Accounts 2025/26	54	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont.
Governance
The Board sets and leads the Group’s climate-related
strategy and goals, maintaining oversight of key risks
and opportunities.
Responding to climate change and supporting the
transition to net zero continue to be important
considerations in shaping our strategy. The Board
is responsible for setting the Group’s climate-
related strategy and goals, although delegates
certain responsibilities to its Committees.
Board members bring a blend of skills and
experience, including expertise in delivering
sustainability and climate change strategies. Their
backgrounds and executive experience, particularly
in the energy sector, help ensure the requisite skills
are available to support the Group’s strategy and
monitor climate-related risks and opportunities.
Several Board members, including Tony Wood,
Martha Wyrsch and Earl Shipp, bring strong
climate and sustainability experience. Martha, Chair
of the People & Remuneration Committee,
contributes extensive climate expertise from her
leadership of a major international gas transmission
business and her role in developing Vestas’ US
renewable energy operations. Earl Shipp, Chair of
the Safety & Operations Committee, adds deep
environmental and sustainability knowledge from
his long career in the chemicals industry and
service on the US Federal Reserves Energy
Advisory Committee.
Tony Wood, Chair of the Responsible Business
Committee, provides further sustainability and
climate experience from senior roles in the
aerospace and defence sector, including as CEO
of Meggitt plc where he was responsible for
leading the Group’s sustainability strategy over a
five‑year period. This included overseeing the
development of science‑based targets for Scope 1,
2 and 3 emissions in line with the Science Based
Targets initiative (SBTi). Other Board members
including Paula Rosput Reynolds, Jacqui Ferguson
and Jonathan Silver also bring relevant climate-
related expertise. See pages 91 – 93 for
information on the individual experience of Board
members and page 98 for the Board’s skill profile.
As set out on page 89, the Board Committees
were restructured during the year. As part of the
restructure, the Responsible Business Committee
was established.
The Responsible Business Committee provides
strengthened oversight of sustainability and
climate‑related matters, consolidating
responsibilities that were previously dispersed
across broader Committee remits. It now holds
explicit responsibility for tracking the Group’s
ambition and progress against its sustainability and
climate targets and commitments, meeting three
times during the financial year.
As part of its mandate, the Committee oversees
the Group Principal Risk (GPR) – Climate change
mitigation, reviewing management updates,
assessing risk‑tolerance levels and monitoring the
effectiveness of mitigation strategies.
Climate‑related risks and opportunities remain
integral to the Group’s decision‑making and
oversight. The Committee considers these matters
across strategy, including explicit consideration of
factors such as affordability pressures and fiscal
constraints that may affect the pace of
decarbonisation.
Prior to this change, climate‑related matters were
primarily overseen by the former Safety &
Sustainability Committee, which met for the final
time in May 2025, when the Committee reviewed
progress against Scope 1 and 2 targets, discussed
Scope 3 dependencies, and considered key
external uncertainties, including policy, regulatory,
technological and geopolitical factors.
In September 2025, the Responsible Business
Committee and the Audit & Risk Committee held a
joint meeting to review the Climate Change
Mitigation GPR, including management’s
assessment of the risk against the Board’s risk
appetite and the effectiveness of existing controls
and mitigation actions.
The Committees challenged whether the risk
remained within appetite, noting increasing external
pressures, and considered key risk drivers and
interdependencies, including policy and regulatory
developments, affordability and energy security
considerations. The Committees also reviewed
how climate‑related risks are monitored and
managed, including the use of key risk indicators,
emissions projections and scenario analysis, and
considered emerging risks such as climate‑related
litigation. In addition, the Committees reviewed the
Group’s approach to climate‑related reporting and
disclosures, ensuring that climate risks,
dependencies and uncertainties are appropriately
reflected in external reporting and governance
arrangements.
The Board received three updates from the Chair
of the Responsible Business Committee and one
update from the Chair of the Safety & Sustainability
Committee during the year to provide an overview
of matters discussed at its Committee meetings.
The Board also receives a Chief Executive and
business update report at each meeting which
includes quarterly reporting of climate change
metrics such as GHG emission performance
versus targets.
The Board considered climate‑related themes
across several sessions during the year, including
as part of its strategy‑focused offsite in January
2026, where wider energy transition, system
resilience and long‑term network investment
priorities were discussed alongside affordability and
regulatory considerations. Climate‑related matters
were considered within the context of the Group’s
strategic objectives, recognising the
interdependencies between decarbonisation,
security of supply and customer outcomes.
Prior to the Committee restructure, the People &
Governance Committee reviewed the composition
of the Board and its committees in the year,
applying a Board skills matrix to ensure that the
Board has an appropriate balance of skills and
competencies, including climate change matters.
The Board also considers climate-related issues
when reviewing and guiding annual budgets and
financial decision-making, including major capital
expenditure, acquisitions and divestments.
The remit of the Board and its Committees, as well
as the number of times they met and discussed
climate-related matters during the year, are set out
on pages 89 – 90.

Terms of Reference for the Board and its Committees are available on our website nationalgrid.com/about-us/corporate- information/corporate-governance

National Grid plc Annual Report and Accounts 2025/26	55	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Governance

Board

Responsible Business Committee	Audit & Risk Committee	Safety & Operations Committee	People & Remuneration Committee	Nomination Committee

Responsible for Board
oversight of climate‑related
matters, including
sustainability strategy,
climate transition planning,
resilience considerations
and identification of
climate‑related risks and
opportunities, in line with the
TCFD framework.

Oversees the identification,
assessment and
management of risks,
including internal controls
and review of TCFD‑aligned
disclosures. Considers
climate‑related financial
impacts, capital allocation,
financing decisions and
metrics, and alignment of
financial planning with the
Group’s transition plan.
		Monitors operational safety and resilience, including management of physical climate‑related risks and adaptation measures impacting assets and operations.	Establishes executive remuneration, incentives, skills and succession planning, including LTPP oversight of controllable Scope 1 emissions reductions and energy transformation measures.	Ensures the Board collectively has appropriate skills and experience, covering climate, energy transition and sustainability expertise.

Group Executive Committee

Responsible Business Committee Oversees Group-wide RBC matters, including political, societal, sustainability and regulatory issues.	Audit, Risk & Finance Committee Manages and coordinates development and delivery of audit, risk and financial activities across the Group, including climate-related principal risks.	Safety & Operations Committee Oversight of safety, heath and wellbeing, asset management and capital projects.	People & Remuneration Committee Sets remuneration and oversees talent, culture, and people risks to support Group strategy.	Group Investment Committee Has delegated authority to approve investment, acquisition and divestment decisions, including ASTI and NY Upstate Upgrade.

Management forums

Sustainability Delivery Steering Group Drives RBC integration, including climate strategy and targets. Chaired by CSO with attendance from business unit and function senior leaders.	ESG Strategic Steering Group Guides and steers on ESG strategy. Comprised of senior leaders from Sustainability, Finance, Legal and Corporate Affairs.	Sustainability Implementation Group Implements RBC commitments and principles. Monitors climate progress and shares best practice among business peer groups.	Green Financing Committee Chaired by the Group Treasurer, overseeing governance of the programme, including project evaluation for green financing.	Group Sustainability and Finance ESG teams Responsible for the Group’s sustainability strategy and reporting deliverables, ensuring credible and reliable data, including TCFD disclosures.

Business unit level

Business units are responsible for delivering the Group’s RBC and CTP. Targets are embedded in performance contracts and progress tracked through our Enterprise
Performance Management (EPM) framework. Climate change risks and opportunities are evaluated via the Enterprise Risk Management (ERM) process (see page 30).

Management’s role
The Board delegates responsibility to management for
asset management and maintenance planning,
implementation of the net zero strategy and delivering
climate commitments and targets. This is then
considered at the relevant Group Executive Sub-
Committee. These Sub-Committees were revised in
the year to reflect the Board Committees and enable
more streamlined reporting and clearer accountability
of topics, including sustainability and climate change.
Management is also responsible on a day-to-day
basis for managing climate-related risks and
opportunities, and for reporting on progress to the
Board and its Committees.
Sustainability roles are integrated across the Group
to help ensure a top-down, bottom-up response to
climate. Our Chief Sustainability Officer (CSO) heads
a team of subject matter experts who lead the
implementation of the RBC across the Group,
working closely with business units and functions to
align strategy and operations with decarbonisation
and climate resilience targets.
The team drives the Group’s sustainability strategy,
modelling potential climate scenarios and supporting
the business to develop glidepaths aligned to GHG
emission reduction targets. They also oversee
progress on sustainable supply chain initiatives via
the Supply Chain Climate Strategy Steering Group,
collaborating with representatives from Global
Procurement to develop decarbonisation levers
through supplier engagement.
The Chief Engineer leads on climate adaptation and
mitigation activities, assessing asset climate
vulnerability and guiding investment to strengthen
network resilience. Business unit Presidents are
accountable for delivering net zero commitments.
Group Finance further supports sustainability
ambitions through its ESG Centre of Excellence
(CoE), Investor Relations and Treasury teams. The
ESG CoE sets the Group’s sustainability reporting
strategy, overseeing credible and reliable reporting of
disclosures and ESG rating agency submissions.
Investor Relations and Treasury attract green
investment, engaging with debt and equity investors
to communicate our climate strategy.

National Grid plc Annual Report and Accounts 2025/26	56	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont.
Strategy
Our understanding of climate-related risks and opportunities informs our strategic decision-making, as we drive
unprecedented levels of investment in energy networks.
The energy transition provides significant growth
opportunities, and we are well-positioned to
harness these, through enabling the transportation
and distribution of clean energy to homes and
businesses. Achieving this requires a major
upgrade of our networks, and we are already
delivering these improvements across the regions
and jurisdictions in which we operate.
We proactively prepare and plan for the physical
and transition risks linked to climate change.
Through scenario planning, we assess a range of
possible futures to understand the opportunities
and risks in each, ensuring our strategy remains
resilient and adaptable. Achieving our emissions
reduction goals will be challenging without backing
from policymakers and regulators.
This section summarises how we are responding
to the main climate-related opportunity facing our
business – the expansion of electricity networks to
support the energy transition – and outlines how
we use scenario modelling to evaluate climate-
related risks and opportunities.
Investing to enable the energy transition
We expect to invest at least £70 billion across our
regulated energy networks and adjacent
businesses, in the UK and US, over the five-year
period to 2030/31. Of this group capital investment,
around 85% is considered to be aligned with the
principles of the EU Taxonomy legislation as at the
date of reporting (also referred to in this report as
green capital expenditure), directly invested into the
decarbonisation of energy networks.
Under our Green Financing Framework 2025,
National Grid plc and its subsidiaries are able to
issue green financing instruments to fund our
efforts towards a cleaner energy system. Moody’s
provided a second party opinion on our updated
Framework published in May 2025 and assigned
an SQS1 sustainability quality score (excellent). See
our latest Green Financing Report on our website,
which details the issuance of green bonds totalling
£1.2 billion in 2025/26, along with the allocation of
proceeds and their environmental impact.
Having considered the climate-related risks and
opportunities on pages 62 – 66, we expect our
strategy and investment drivers to deliver strong
growth (see page 11 for further details). We
continue to focus our business on electricity, with
our most recent projections suggesting that over
80% of Group assets are expected to be electric
by 2030/31.
Growth in clean generation and increased demand
for electricity is driving a need for larger, smarter
electricity networks, alongside ensuring existing
energy networks remain resilient and reliable. We
are connecting more new generation and load
faster than ever before, enabling economic growth,
bolstering energy security and supporting cleaner,
affordable energy for our communities and
customers on both sides of the Atlantic. This is a
significant climate-related financial opportunity, and
key activities we are undertaking to support clean
energy supply and electrification are outlined on
page 44.
As part of our strategy to focus on networks and
streamlining our business, we completed the sale
of National Grid Renewables, our US onshore
renewables business, and Grain LNG, our UK
LNG asset.
In seeking to achieve our net zero target and
support decarbonisation, we will leverage our
strong financial position and investment-grade
credit ratings to finance key investments for net
zero energy transmission and distribution.
Following the successful £7 billion Rights Issue in
2024/25, our balance sheet, backed by valuable
assets and strong credit ratings, is flexible and well
positioned for growth. We secure funding through
borrowing and shareholder investments, adhering
to regulatory rules, and closely monitor the financial
health of our UK and US operations to maintain
appropriate gearing ratios.
As asset growth and earnings become increasingly
aligned, this will support shareholder returns while
preserving balance sheet capacity. Beyond the
next five years, we remain confident in our balance
sheet strength and maintain a broad range of
funding options, including substantial headroom in
hybrid debt capacity, should it be needed.
We, alongside other network companies, have a
unique role to play in supporting system
decarbonisation. By building out the network of the
future, we seek to enable the deployment of low-
carbon energy supply to meet society’s growing
electricity needs while bringing down emissions.
Our Climate Transition Plan, which is aligned with a
1.5°C scenario, identifies the policy and regulatory
support required for future investments aimed at
decarbonising the energy sector and reducing
emissions. For our performance details against the
CTP refer to pages 40 – 44.
Scenario modelling
We use modelling to test how robust our Group
strategy is to a range of future scenarios out to
2050. Our scenarios are used to inform our
sustainability approach and assess progress
against our climate target commitments.
Transition scenario modelling
Our transition scenarios out to 2050 are tailored to
our UK and US business environments.
Our “Delayed” scenario represents a world with
higher warming levels, where governments,
industry and consumers do not pursue the
transition at pace.
Our “Balanced Pathway” scenario sees
approximately 2°C of warming, with the energy
transition progressing at pace but supply chain,
policy and cost challenges preventing our
jurisdictions from hitting targets.
Our “Electric Net Zero” scenario sees
approximately 1.5°C of warming, with governments
and industry prioritising decarbonisation goals
through supportive policies and regulatory reforms.
Our scenarios reflect possible actions and
conditions within our jurisdictions; the associated
°C ranges within our pathway titles are used as
reference labels for external conditions, rather
than implying corresponding global temperature
outcomes, which depend on cumulative
global emissions.
As part of our ongoing risk management processes,
we continually monitor changes in the external
environment and assess implications for our
scenarios. While our modelling is subject to
limitations, including data availability across other
sectors, we mitigate these through the use of diverse
sources and external scenario benchmarking.
Our scenarios are not intended as predictions, but
as tools to enhance our understanding of potential
climate-related risks and opportunities. Along with
our strategic planning and risk management
approaches, these scenarios guide us in identifying
material climate-related risks and opportunities as
set out on pages 62 – 66.

National Grid plc Annual Report and Accounts 2025/26	57	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Strategy
Transition scenario descriptions, assumptions and inputs
Scenario: Climate change by 2100 vs. pre-industrial levels (approximate)

Scenario	Targets	Macroenvironment and policy	Generation	Demand
Delayed 2-4°C	–Decarbonisation progresses but is insufficient to meet net zero in 2050	–Geopolitics disrupts established trade flows, with supply chain impacts –Policy delays	–Wind and solar deployment continues slowly with thermal generation staying online longer to support load growth –Reduced opportunities for further interconnection growth beyond what is in the pipeline
–Total energy consumption reduces 18% by 2050
–Electricity demand increases 108% by 2050
–Gas heating dominates, with low uptake of heat pumps due to limited policy support
–EV uptake stagnates due to cost

Balanced Pathway 2°C	–Decarbonisation progresses but falls short of near-term targets with ~10-year delay to Clean Power 2030	–Geopolitical tensions continue, but with gradual recovery of supply chains –Policy incentives maintained with reforms over time
–Wind and solar deployment continues but misses targets,
while gas for the power sector still has a role to play in the
2030s beyond the maximum 5% of power generation
targeted in Clean Power 2030
–Interconnector projects progress at pace

–Total energy consumption reduces 31% by 2050
–Electricity demand increases 112% by 2050, mainly because of electrification of heat and transport, green hydrogen production and data centre expansion
–Heat pump growth restricted to new build houses. Current houses converting off gas heating continues at current rates
–EVs continue to grow at the current rate with the Zero Emissions Vehicles mandate in place

Electric Net Zero 1.5°C	–Delayed achievement of Clean Power 2030, with economy- wide net zero by 2050	–Geopolitical tensions ease, with robust and diversified supply chains and increased international collaboration –Policy progress accelerates and supports increasing investment and target delivery
–Strong renewable expansion supported by distributed
flexibility and storage, with some abated gas capacity
providing dispatchable supply
–Increased collaboration and coordination results in faster
adoption of offshore hybrid assets and overall increased
interconnectors

–Total energy consumption reduces 32% by 2050, as more efficient electric technology replaces combustion technology
–Electricity demand increases 127% by 2050 with near-complete electrification of demand sectors such as heat and transport
–Heat pumps mandated in existing homes as well as sufficient subsidy to support wide-
spread adoption
–Widespread EV adoption as policies achieve targets

Delayed 2-4°C	–Achieves ~50% reduction in energy-related emission from 1990 levels by 2050	–Policy prioritises affordability
–New gas infrastructure to address resource adequacy
–No offshore wind added beyond what is fully permitted and
currently under construction
–Some large onshore renewables are added each decade as
states continue to pursue renewable targets but at a
delayed pace

–Total energy consumption reduces 22% by 2050
–Electricity demand increases 58% by 2050
–State subsidies are scaled back, resulting in low uptake of heat pumps
–EV adoption stagnates in the near term driven by fewer federal incentives, although increases as costs decline in the 2030s

Balanced Pathway 2°C	–Softening in decarbonisation targets, achieves ~60% reduction in energy-related emissions by 2050	–Softening in decarbonisation targets due to affordability concerns
–No new fossil units or major enhancements to existing plant, with limited gas repowering
–Offshore wind stalls through 2035, then existing lease areas are gradually built out driven by energy needs, given no
politically viable alternatives
–Onshore renewables deployment increases steadily but
roughly 10 years behind stated policy goals

–Total energy consumption reduces 36% by 2050
–Electricity demand increases 64% by 2050
–Heat pump adoption increases steadily as costs fall, capturing 45% of heat demand by 2050
–Slow adoption of EVs through the 2030s after Federal incentives end in 2025, with full competitiveness and growth upswing by 2035

Electric Net Zero 1.5°C	–Clean electricity targets lag through 2035, but energy- related emissions achieve ~85% reduction in line with overall state emissions targets by 2050	–Policy prioritises clean power and decarbonisation
–Existing gas capacity retained for emergency back-up
–New nuclear plays a larger role in decarbonisation
–Offshore wind picks up in the 2030s becoming the leading
source of electricity generation in the region
–Onshore renewables deployment continues to meet the net
zero goals

–Total energy consumption reduces 67% by 2050
–Electricity demand increases 78% by 2050
–Heat pump adoption increases with falling costs, capturing 70% of heat demand by 2050
–Widespread EV adoption in line with policy targets

Delayed 2-4°C
Represents a world where governments, industry and consumers do not pursue the transition at pace, meaning our jurisdictions miss climate targets.
Balanced Pathway 2°C
Energy transition drives forward at pace, but ongoing supply chain challenges, policy implementation delays, and short-term financial concerns mean our jurisdictions narrowly miss targets.
Electric Net Zero 1.5°C
Governments prioritise the achievement of decarbonisation goals through supportive policies and regulatory reforms, new load is met through clean power sources.

National Grid plc Annual Report and Accounts 2025/26	58	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Strategy
Transition scenario outputs

		UK	US NY	US MA
Annual electricity demand, TWh	Delayed 2–4°C
Balanced pathway 2°C
Electric Net Zero 1.5°C

		US NY			US MA
		2024	2035	2050	2024	2035	2050
Annual natural gas demand, MMBTU	Delayed 2–4°C	815m (2024)	910m	994m	270m (2024)	301m	339m
	Balanced Pathway 2°C	815m (2024)	835m	699m	270m (2024)	270m	220m
	Electric Net Zero 1.5°C	815m (2024)	627m	211m	270m (2024)	196m	65m
Note: Using 2024 data for natural gas demand in New York and Massachusetts, as 2025 data is not yet available.

		UK	US NY	US MA
Total renewable generation, TWh	Delayed 2–4°C
Balanced Pathway 2°C
Electric Net Zero 1.5°C

2025: 1.1	2035: 2.2	2050: 2.1	Total: 5.4

3.2

		UK	US NY	US MA
Number of passenger EVs, millions	Delayed 2–4°C
		93% of car fleet by 2050	70% of car fleet by 2050	70% of car fleet by 2050
Balanced Pathway 2°C
		96% of car fleet by 2050	70% of car fleet by 2050	70% of car fleet by 2050
Electric Net Zero 1.5°C
		100% of car fleet by 2050	87% of car fleet by 2050	88% of car fleet by 2050

		UK	US NY	US MA
Number of residential heat pumps, millions	Delayed 2–4°C
Balanced pathway 2°C
Electric Net Zero 1.5°C

2024: 0.08	2035: 0.35	2050: 0.49	Total: 0.92

2.3
0.68

2025	2035	2050
Note: NY refers to New York State, MA to Massachusetts. UK Delayed and Electric Net Zero scenarios based on 2024/25 inputs.
US NY Heat Pump numbers are based on 2024 data as 2025 data is not yet available.

Note: Graphics are not to scale.

National Grid plc Annual Report and Accounts 2025/26	59	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Strategy
Changes since last year
We have retained our scenario framework from last
year, which presents a wide range of energy
transition outcomes. They reflect the tensions or
trade-offs governments may need to manage. We
regularly update our Balanced Pathway scenarios
for the US and UK. Our Electric Net Zero and
Delayed scenarios are long-term outlooks and we
do not update them as frequently. The inputs for
our US Delayed and Electric Net Zero scenarios
have been updated since last year to reflect
market, policy and technology shifts, while the UK
Delayed and Electric Net Zero scenarios remain
consistent with our 2024/25 Annual Report. We will
continue to monitor the evolving market, policy and
technology landscape and consider any revisions
to our UK Delayed and Electric Net Zero scenarios
as appropriate.
Transition scenario insights
We assess the resilience of our business strategy
against our transition scenarios, with a particular
focus on the Electric Net Zero scenario, given
the greater level of action required to deliver
decarbonised energy systems. The following
five transition insights are most relevant to a
1.5°C scenario.
1. Achieving energy transition targets
depends on effective reforms to drive clean
power deployment and policies that
incentivise consumer uptake of low-carbon
technologies
Policy interventions will continue to be a key
enabler of the transition. Our ability to meet our
own climate commitments relies on these.
Government support for both supply-side and
demand-side clean technologies is important to
achieve policy targets. This extends to key enabling
policies regarding connections, planning and
permitting, as necessary preconditions for our
jurisdictions to accelerate in line with targets.
Without additional support, despite technology
cost declines, there will be a financing gap for
some clean technologies.
2. Electricity use and share of final demand
will increase driven by consumer
electrification and large demand customer
growth (e.g. data centres)
As more consumers switch to electric vehicles and
heat pumps, electricity demand will increase. Rapid
growth of data centres and the rise of AI, alongside
industrial electrification, is a potentially significant
additional driver of demand. In the UK, we expect
electricity demand to increase 50% by 2035 and
more than double by 2050. In our states in the US,
we expect an increase of around 30% by 2035 and
more than 50% by 2050. These projections could
increase if the pace of electrification accelerates,
with the growth of AI and associated power needs
a key variable. Rising electrification will continue to
drive additional growth and investment in our
electricity network.
3. Energy supply structure will continue
to shift
Renewable capacity will continue to grow globally,
to meet electricity demand growth and replace
fossil fuel generation. Other low-carbon
technologies are also seeing a resurgence in
growth, including nuclear, with growing momentum
for next generation technologies such as small
modular reactors. Battery storage capacity and
other flexible assets continue to advance, with
some technologies already commercially scalable,
and supporting system balancing and curtailment.
4. Pathways will adapt to global and
local realities
Our governments continue to actively shape energy
policy, and we expect to see different energy
transition pathways across our jurisdictions. In the
UK, the Government has continued to drive
progress towards its Clean Power 2030 Action
Plan, breaking further records in recent renewable
auctions. In the US, the Federal Government
remains focused on energy abundance, through
natural gas and expanding energy infrastructure.
Our states continue to pursue climate targets and
policies, while seeking to balance these with other
priorities including affordability.
5. CTP achievement will be challenging in
slower scenarios
Our ability to achieve our climate targets is closely
linked to the decarbonisation of the energy
systems in the jurisdictions in which we operate.
We have always viewed our climate targets as
ambitious, and meeting our targets is contingent
on a range of dependencies. Slower scenarios
present greater challenges to meeting our targets,
and in some we will not be able to meet our
targets. Moving forward, we will continue to evolve
and refine our approach based on progress and
developments in the external landscape.

Conclusion
None of the transition scenarios tested
materially threaten the Group's resilience,
and we are well positioned to adapt our
portfolio to maximise the opportunities of
the energy transition, with no significant risk
of a material adjustment to the carrying
amounts of assets and liabilities in the next
annual reporting period.

Further detail on the transition risks and opportunities identified in our scenario analysis, including estimated qualitative and quantitative impacts where applicable, can be found on pages 62 – 66.

National Grid plc Annual Report and Accounts 2025/26	60	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Strategy
Physical scenario modelling
We use Group-wide climate scenarios to assess
our vulnerability to climate change. These scenarios
benchmark global progress toward limiting warming
to 1.5°C in line with the Paris Agreement and
evaluate how physical climate impacts – such as
extreme weather and long-term changes in weather
patterns – could affect our business.
Descriptions, assumptions and inputs
Climate hazard data is sourced from national
climate assessments in the UK (UKCP18) and US
(CMIP5). Scenario modelling uses the
Intergovernmental Panel on Climate Change
(IPCC’s) Representative Concentration Pathway
(RCP) of RCP8.5 (4°C) and RCP4.5 (2°C) across
future decades (2030s–2070s), compared with
1981–2010 (UK) and 1976–2005 (US) baselines.
While climate projections are inherently uncertain –
due to natural variability, model limits, and imperfect
observations – these uncertainties should not delay
action to mitigate or adapt to climate change.
Outputs
Most climate hazards are expected to become
more frequent, with high temperatures and coastal
and river flooding posing the greatest risk across
our operations. Risks are generally higher in a 4°C
scenario than a 2°C scenario.
Wildfire risk remains lower in our territories
compared with areas such as the western US, but
we have strengthened situational awareness and
operating procedures. We recently completed a
third-party wildfire risk assessment for our US
jurisdictions and are in the process of initiating one
in the UK, helping us identify vulnerabilities and
develop mitigations.
We have advanced our physical risk analysis to
guide strategic planning and investment. Our
Climate Change Risk Tool (CCRT) uses geospatial
capability to provide tailored physical risk
assessments for each mapped business area while
still maintaining a Group-level view. We aspire to
further develop the CCRT to account for portfolio
changes and incorporate additional infrastructure
data points in areas like NGED, NGV and SI to
refine our overall risk picture.
Climate Vulnerability Assessment (CVA)
Using CCRT insights, we conduct a Group-wide
Climate Vulnerability Assessment (CVA) to evaluate
how climate change could affect our assets over
the coming decades. This is typically performed on
a five-year basis, and we anticipate completing the
next Group-wide CVA in 2028.
Understanding changing climate conditions and
asset risk allows us to develop appropriate
mitigations to protect existing assets and build
climate resiliency. The CVA follows a phased risk-
based approach to identify high-risk assets and
develop adaptation plans. Outputs of the CVA
process include business-specific vulnerability
assessment reports, equipment specification
updates, external engineering standards, asset
policy changes, discrete investment projects and
CCRT development.
Each business unit identifies critical assets
vulnerable to climate hazards, accounting for
existing adaptation measures and the latest climate
science. Adaptations are locally developed to inform
standards, capital investment, and broader industry
alignment. Given that many of our assets have
lifespans of 50+ years, future climate hazards must
be considered upfront in planning to avoid
premature asset repair or replacement. For
example, a site not currently at risk of coastal
flooding may become vulnerable within a decade
based on climate projections. Understanding future
climate hazards allows us to make informed design
decisions and resiliency investments to protect our
Group’s assets and improve reliability for customers.
The Climate Resilience Working Group is attended
by representatives from across our business units
who meet monthly to discuss best practice,
particularly related to climate assessments and
response. Additional detail on our actions to
anticipate and respond to climate-related
disruptions is on page 35 and information on
business unit level assessments is on page 66.
The climate hazards most significant to us are summarised below.

Group-level critical climate risks	Vulnerability

High temperatures and heatwaves	Risk of power failure, equipment overheating, warmer air temperatures contributing toward accelerated ageing, reduced capacity of transmission and distribution lines.

Cold weather	Ice accretion overloading overhead lines, structural failure.

Lightning	Risk of power failure, short-circuit faults, and equipment deterioration.

Flooding/Erosion	Risk of power failure, accelerated asset corrosion, debris damage, equipment submersion and water infiltration, soil erosion.

Extreme wind	Structural failure to overhead lines due to extreme wind exceeding design standard and vegetation contact.

Risk descriptions

Chronic physical risk Gradual, persistent impact over a longer sustained period	Acute physical risk Immediate, high-severity impact concentrated in a short period

National Grid plc Annual Report and Accounts 2025/26	61	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont.
Risk Management
Climate change is fully integrated into our
enterprise risk management framework.
Climate change and ERM
Climate change is a key Group risk factor and is
fully integrated into our enterprise risk management
framework. We consider both physical and
transition risks, and their potential impact on our
business operations, financial performance, and
reputation. For more information on our ERM
framework, which remains consistent with the prior
year, please refer to page 30.
We manage two climate-related Group Principal
Risks (GPR):
1.Climate change (mitigation GPR): This risk
aligns to the strategic objective Enable the
energy transition for all, with a focus on
delivering clean, decarbonised energy to meet
our net zero goals (refer to page 33).
2.Loss of supply1 (adaptation GPR): Physical
climate risks are incorporated into the Loss of
supply control framework to support system
resilience and the safe, reliable delivery of energy
(refer to page 35).
This structure provides clear oversight and
accountability – mitigating risk, and maximising
opportunities – in line with Group risk appetite.
1.Significant disruption of energy was renamed to Loss of supply during 2025/26 to better reflect the nature of the risk, and reflect that upstream supply considerations are included as a key cause.
Other GPRs affected by climate-related transition
and physical risks include Major capital
programmes which become more significant in a
1.5°C scenario, requiring proactive management
and intervention. Physical risks also contribute to
our Significant safety or environmental event risk,
reinforcing the need for robust safety and
environmental disciplines. Acute physical risks are
already occurring and are expected to increase in
frequency and severity, with greater long-term
impacts under a 4°C scenario.
We routinely horizon scan and track critical energy
transition trends. We monitor key indicators and
metrics against established thresholds and assess
these against our strategy and business plans.
Emerging risks are identified and managed through
our ERM processes with outcomes shared,
reviewed and challenged by senior leadership (refer
to page 30).
Climate-related risk management is embedded
across all levels of the organisation and follows the
Group’s established “Three Lines” model (see page
30).
Group Risk Taxonomy
The Group Risk Taxonomy enables the business to
classify any climate change risk under four
categories – strategic, operational, financial, and
compliance – with more detailed sub-categories
and assigned risk appetites. All GPRs are subject
to a detailed annual review and treated as equally
important and not prioritised.
Despite external pressures, our climate-related risk
exposure remains broadly stable, with most risks
within appetite. These risks primarily fall under our
strategic and operational categories.
How we manage and monitor our
climate-related risks
As part of our risk management process, we have
defined key controls to manage both climate
change mitigation and adaptation risks.
Mitigation controls align with our strategy and
regulatory frameworks and extend across other
relevant risks such as regulatory outcomes, political
and societal expectations, and loss of supply.
These key controls focus on tracking progress
against targets, identifying transition-risk triggers,
and implementing appropriate actions and
solutions. Our material climate change mitigation
controls include the following:
–Business unit action plans: These are
designed to ensure each business unit can
deliver climate change goals to support the
delivery of Group emission reduction targets in
line with our vision and strategy.
–Governance: Our top-down, bottom-up
approach to sustainability governance across all
levels of the organisation (described on page 54)
drives performance and holds business units to
account.
–Responsible Business reporting: We annually
report on our performance, transparently
documenting progress and dependencies
against our commitments.
Assessing our climate-related financial
risks and opportunities
Our GPRs are rated on a scale of 1 to 5 across
financial, reputational, and likelihood categories.
Financial ratings reflect increasing monetary
impact, while reputational ratings range from
“internal” to “international”.
The overall indicative risk score is calculated by
multiplying likelihood by the greater of financial or
reputational impact, consistent with the stress-
testing methodology used for our Viability
Statement (page 86).
For TCFD disclosures, we build on this internal
assessment of impact, timeframe and likelihood by
incorporating market data and insights from
subject matter experts across the Group. Short-
term time horizons consider the current effects of
climate-related risks and opportunities while
medium- to long-term consider the
anticipated effects.
We assess material climate-related risks and
opportunities over short, medium, and long-term
horizons, aligned with strategic business planning,
investment and financial forecasting processes.
Conclusion
Our financially material climate-related risks
and opportunities, along with how we
measure and respond to them, are outlined
on the following pages.
Across all pathways, including worst-case
scenarios, none of the identified risks
undermine the Group’s resilience.
We remain well-positioned to adapt our
portfolio and respond to opportunities from
the energy transition.
Reducing uncertainty for uncontrollable
risks through building resilience into
operations and influencing regulatory
outcomes remains essential.

National Grid plc Annual Report and Accounts 2025/26	62	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Risk Management
1. Transition Risk

Demand for natural gas is uncertain in long-term scenarios

Risk/opportunity
Policy and legal
Gas is expected to continue to play an important role across our US jurisdictions, including the gas assets we own and
operate today. However, achieving net zero will require
progressive decarbonisation of energy networks over the long term, with the future role of gas shaped by economic,
technological, legal, policy and regulatory developments.
Over the next decade, natural gas demand is expected to
remain robust, reflecting affordability and regional economic priorities. Over the longer term, net zero pathways assume
increased electrification, including for heating, which would raise electricity demand and reduce gas consumption, with
implications for the useful economic lives (UELs) and elements of our gas network assets.

Business units potentially affected: NY and NE
Asset group(s) potentially affected: Gas Distribution and Generation
Timeframe

Likelihood

Measurement indicators: –Gas UEL sensitivities –GHG emissions –CTP
Potential impact
Massachusetts and New York are pursuing accelerated
decarbonisation pathways centred on electrification, which may reduce long‑term demand for gas heating and shorten the UELs of certain gas network assets as policy, regulatory and planning frameworks evolve. Current regulatory frameworks continue to support capital investment, cost recovery and returns for gas networks to maintain a safe and reliable service, and while new customer connections may be constrained, there are no regulatory mandates requiring the forced conversion of existing gas customers.
State net zero pathways assume a rapid near‑term acceleration in heat pump adoption, which is a key indicator of electrification and future gas demand. Achieving material reductions in gas reliance would also require significant investment in supporting electric infrastructure. However, recent setbacks to renewable energy development have increased delivery risk in Massachusetts and New
York. The transition scenario outputs summary on page 30 illustrates the KPIs relative to the accelerated deployment required under forecast transition scenarios.
More frequent cold weather events across New York and
Massachusetts underscore the importance of resilient energy
infrastructure. Given the likelihood of recurring extreme cold weather, many customers are expected to adopt partial electrification solutions, retaining gas connections for reliability and backup.
Full electrification scenarios appear challenging due to high costs, customers opting for gas, and existing challenges on the electric infrastructure to support increasing load in the short term.
We have performed sensitivity analysis to assess the impact on our
Short
Medium
Long
Group financial results of shortening the UELs of our gas business assets, which for 2050 illustrates an unlikely worst-case scenario.
Please refer to note 13 Property, plant and equipment for more
Very Low
Low
Moderate
High
Very High
details.
Our response
We support the decarbonisation of energy networks while
recognising that gas is expected to continue to play an important, though evolving, role over the medium to long term, including through our existing gas assets, with its future role beyond 2050 dependent on economic, technological, legal and regulatory
developments. In assessing the UEL of these assets, we consider multiple demand pathways reflecting customer behaviour,
electrification pace and affordability, the potential role of low‑carbon fuels, and jurisdictional net zero ambitions, noting that while New
York and Massachusetts prioritise large‑scale electrification, challenges remain in meeting near‑term targets.
Notwithstanding long‑term policy objectives, safety and reliability of the gas network remain key priorities for both National Grid and regulators. This is evidenced by continued regulatory support for targeted gas infrastructure investment, including approval of cost recovery and allowed returns where investment is required to maintain safe and reliable service. On 7 November 2025, the New
York Department of Environmental Conservation approved permits for the Northeast Supply Enhancement (NESE) pipeline, which, while not Company‑owned, will supply gas solely to National Grid and has been incorporated into our long‑term planning assumptions. The
December 2025 adoption of the New York State Energy Plan further signals ongoing regulatory recognition of the role of gas infrastructure in meeting system reliability and policy objectives.
Alternative pathways considered in regulatory proceedings could also support continued use of gas assets, including as a back‑up fuel during peak winter demand or through lower‑carbon fuels. Our
US fossil‑fuelled generation assets are currently expected to be materially depreciated by 2040, aligning with New York State’s zero‑emissions electricity target. However, due to system reliability needs, fossil-fuel generation assets may continue to operate beyond
2040. During recent extreme weather events, these assets provided critical system reliability, including increased steam generation during a winter cold snap and record daily output at the Northport plant during a late-June heatwave. As such events become more
frequent, existing assets can continue to support grid resilience and climate adaptation.

Time horizons:			Likelihood:
The timeframes we have used to assess the climate-related risks and opportunities are:			Our likelihood assessment is an indicative estimate of the probability for material financial impacts with reference to the following categorisation:

Up to one year In line with our annual planning and shorter-term budget process.	From two to ten years Reflects our strategic business planning process period.	Ten years plus Aligns with our longer-term emerging risk assessment timelines, up to the date of our net zero commitment.	We use our ERM risk assessment scoring scale to categorise the likelihood of our climate change risks and opportunities.
These time horizons largely align with our planning and forecasting process timelines, with some buffers to reflect the regularity of updating scenarios.
Very Low
Low
Moderate
High
Very High
Short
Medium
Long

National Grid plc Annual Report and Accounts 2025/26	63	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Risk Management
2. Transition Risk

Uncertainty in the extent of electricity demand growth

Risk/opportunity
Market, policy and legal
Electricity demand growth is projected in all scenarios, but there is uncertainty about the pace and scale of this growth.
A wide range of factors may influence the trajectory, including political, technological and market trends, and associated rates of consumer adoption. AI adoption is forecast to drive electricity load growth, with data centres already a major contributor to growth in connection demand queues, but there remains
uncertainty including scale of adoption and location. Electricity demand growth is a key driver of long-term network planning.
This is further complicated by the growth of embedded
generation and flexibility.

Business units potentially affected: All
Asset group(s) potentially affected: Electrical Distribution and Transmission
Timeframe

Likelihood

Measurement indicators: –Network reliability –UK and US power networks –Capital investment

Short
Medium
Long
Very Low
Low
Moderate
High
Very High
Potential impact
It is important to accurately forecast demand to right-size the networks of the future.
If electricity demand is underestimated, there is a risk that the electricity transmission and distribution networks we operate may not be able to accommodate the scale of demand growth required to support the energy transition. This could result in National Grid slowing the pace of electrification and potentially affect both the reliability of our services and the delivery of our sustainability objectives, with financial and reputational risks.
If electricity demand is overestimated, there is a risk of over‑investment in network assets, increasing energy system costs at a time when consumer affordability is strained. This would undermine the trust and confidence of both consumers and regulators, potentially damaging our reputation and credibility in the market.
Given this two-way risk would likely materialise over the medium to long term, it is not possible to reliably quantify this risk at this time.
Our response
It is important that governments continue to set clear policy commitments to provide strategic direction to National Grid
and the wider industry. System planners and regulators play
important roles in providing independent assessments of demand growth, and we continue to work closely with them to ensure our plans are flexible and responsive to changing needs. We
undertake our own internal analysis, based on decades of
experience in energy infrastructure development, to model
different futures with varying electric demand growth. This is supported by close stakeholder relationships across wider
industry and government.
In the UK, NESO has a central role in the strategic planning of
Great Britain’s energy system. Given the scale of electricity demand growth, we are delivering no-regret anticipatory
investment to future-proof the network. In UK ET, we are making good progress through the ASTI regime created by Ofgem, and
have integrated anticipatory approaches into our RIIO-T3 plan.
Ofgem’s RIIO-T3 Final Determinations include mechanisms to
respond to projects that may be required by NESO’s Centralised
Strategic Network Plan. We are developing our business plan for
RIIO-ED3, with tools and mechanisms to address uncertainty. Our
DSO governance panel plays an important role in providing
rigorous, independent challenge to our plans.
In the US, investment is prioritised based on system performance, engineering needs, and execution strategy, and we continue to deliver efficient solutions to enable electricity demand growth such as energy efficiency, demand response, and other non‑wires
alternatives. We regularly measure and report our network
reliability across the transmission, distribution and interconnection network (refer to page 28).

National Grid plc Annual Report and Accounts 2025/26	64	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Risk Management
3. Transition Risk

There are several dependencies which affect our ability to deliver our commitments, including supply chain, talent and finance

Risk/opportunity
Reputation and market
We are playing our role in delivering an unprecedented
transformation of energy systems, with associated delivery risks across areas within our strategic influence. These areas
primarily include, but are not limited to, supply chains,
workforce capability and access to capital. Our energy
networks are critical to enable the flows of energy from cleaner generation to decarbonised demand, and delays to delivery
could jeopardise wider societal decarbonisation goals.
Assuming broader supportive and aligned external conditions
exist, such as political, regulatory and technological, failure to effectively execute within areas under National Grid’s strategic influence could result in reputational harm and market
consequences. There may be reputational and market impacts
if we fall short of our own ambitious GHG emissions targets.

Business units potentially affected: All
Asset group(s) potentially affected: Electrical Distribution and Transmission, Gas Distribution
Timeframe

Likelihood

Measurement indicators:
–GHG emissions
–Network reliability
–Proportion of renewables in energy mix
–Customer satisfaction (US)
–Cumulative green bonds on issue
–Capital investment
–Supply chain engagement
–Employee engagement index

Potential impact
The external context in which we operate has evolved significantly, particularly across political and regulatory frameworks, technological developments, affordability considerations, and customer expectations.
While these broader factors are captured within our Group Principal
Risks, this transition risk scenario focuses on the potential reputational and market consequences arising from our execution across areas under National Grid’s strategic influence. Assuming supportive external conditions, ineffective delivery could adversely affect stakeholder confidence, with implications for investors, regulators and other key stakeholders. Further detail on Group Principal Risks and related management actions is provided on pages 32 – 37.
Our businesses in the US and UK both depend on, and compete in, a global market for materials and equipment, talent and green finance. To deliver at the pace and scale required, we need to purchase
equipment, including assets with long lead times and constrained global supply in the right timeframes. We also need to compete effectively for talent, to deliver significant network reinforcement as well as maintaining a robust and reliable network. Attracting investment underpins our ability to deliver this reinforcement. It is crucial that we have investable regulatory frameworks with the right return on and of capital. These regulatory frameworks include incentives and penalties.
Our supply chain, talent and financing need to operate in conjunction to successfully deliver investments, and failure could result in materially lower financial performance, impacting our share price and
EPS projections. It could also damage our relationships with our trusted stakeholders, including our investors, regulators and customers, and potentially position National Grid as an obstacle rather than an enabler in the energy transition. The wider economy is dependent on the energy sector to enable their decarbonisation plans, with the ability to connect to our transmission and distribution networks in a timely manner.
Short
Medium
Long
Given this risk would likely materialise over the medium to long term, it is not possible to reliably quantify this risk at this time.
Very Low
Low
Moderate
High
Very High
Our response
Climate-related targets are embedded into our internal performance management and incentives, maintaining our focus on ensuring the supply chain, talent and financing is in place to deliver on our commitments. The Responsible Business section (pages 40 – 44)
sets out our progress against our Group CTP – our roadmap to a vision of reaching net zero. We continue to work closely with stakeholders, including regulators, to ensure policy and regulatory frameworks enable and facilitate our net zero plans.
We continue to deliver transformative new approaches to strengthen our supply chains. In the UK, building on pioneering initiatives including the Great Grid Partnership, in July 2025 we launched our c.
£8bn Electricity Transmission Partnership to unlock long-term supply chain capacity and skills. In New England, we have established strategic contractor partnerships to accelerate timelines, reduce risk, and lower costs across over $3 billion of planned capital work over the next five years. We also engage with our suppliers to establish action plans and commitments towards a Science Based Target
(refer to page 42).
We have a strategic priority to ‘build tomorrow’s workforce today’ to develop the skills we need to deliver on our ambitions. We continue to deliver strong entry level programmes for graduates, interns and apprentices, as well as proactively investing in leadership
development. In 2026, we expanded our Construction Development
Programme to include a Development Engineer Pathway aimed at individuals looking to re-skill and transition into the network development space within our Electricity Transmission business, and we launched Leading @ Grid, a global development programme to enhance senior leadership capabilities.
We work closely with regulators to get investable frameworks in place in all our jurisdictions, with the acceptance of the RIIO-T3 regulatory framework a significant milestone in March 2026. Our upgraded five-
year financial framework provides a clear investor proposition, including an upgraded EPS.

National Grid plc Annual Report and Accounts 2025/26	65	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Risk Management
4. Transition Opportunity

Growth of clean generation and increased demand for electricity, even in our slowest decarbonising scenarios

Risk/opportunity
Market
Renewable generation projects are reorienting our system
design, with power flowing from new locations across our
networks. Electrification of heat and transport, alongside
growing business electricity demand, such as data centres,
offers significant growth opportunities in the UK and US.
National Grid is well positioned to capitalise on these
opportunities through our central role in connecting new
sources of energy to end users via our networks.
Products and services
The evolution of the energy system will require innovative
solutions to deliver expanded and decarbonised electricity
networks, with National Grid leading the way to scale these
technologies, benefitting our business and consumers.

Business units potentially affected: All
Asset group(s) potentially affected: Electrical Distribution and Transmission, NGV Interconnectors and NGP investment
Timeframe

Likelihood

Measurement indicators:
–Network efficiency and reliability
–Renewable capacity additions
–Proportion of renewables in energy mix
–EU Taxonomy green capital expenditure
–Investment in research and development
–National Grid Partners investment

Potential impact
While the pace and scale of electrification growth is uncertain, the positive trajectory is clear, driving growth in electricity networks.
In the UK, the Government is supporting continued momentum towards its Clean Power 2030 Plan. Supply-side objectives are intertwined with ambition for uptake of decarbonised customer technologies including electric vehicles, heat pumps, embedded generation and storage. In the
US, our states have established targets for clean energy supply and consumer electrification. The drive to cleaner energy in our jurisdictions requires the infrastructure to deliver it, underpinning our new five-year financial framework with cumulative capital investment of at least £70 billion.
Alongside expanding networks in our jurisdictions, we will need greater interconnectivity to match intermittent renewable generation to increased electricity demand.
Our response
To maximise these opportunities, we are delivering on our strategy to focus on networks and streamlining our business. In May 2025, we completed the sale of National Grid Renewables, our US onshore renewables business. In November 2025 we completed the sale of
Grain LNG, our UK LNG asset. Our recently upgraded five-year financial framework projects capital investment of at least £70 billion across our energy networks from 2027 to 2031. This investment continues the Group’s shift towards electric, with latest projections forecasting over 80% of Group assets will be electric by 2030/31.
In the UK, we are leading the largest overhaul of the electricity grid in a generation, doubling our investment in UK electricity networks relative to the previous five years. We expect to invest £31 billion in the next five years to 2030/31 in UK ET. Ofgem's Final Determination delivers a price control (running from 1 April 2026 to 31 March 2031)
Short
Medium
Long
that enables networks to invest at the pace and scale needed to meet the ramp up in power demand, with plans to nearly double the amount of power that can flow across the country. This will help
Very Low
Low
Moderate
High
Very High
avoid constraint costs and ensure a resilient, clean and future-
proofed network that will be critical to underpinning economic competitiveness and growth in the UK in the years ahead.
For UK ED, we expect to invest £9 billion in the next five years. We continue to deliver against our RIIO-ED2 business plan (ED2 price control period runs from 1 April 2023 to 31 March 2028), to ensure the readiness of the electricity network to unlock the potential for customers to electrify further and faster. We’ll continue to engage customers and stakeholders as we refine and get ready to submit our RIIO-ED3 business plan to Ofgem in December 2026 for the
ED3 price control period, which will run from 1 April 2028 to
31 March 2033. ED3 will be a critical period in transforming electricity distribution networks to achieve the UK's climate targets.
In the US, our well-developed energy transition scenarios have enabled us to submit credible rate case filings outlining the investments needed to deliver the energy transition. As part of our five-year financial framework to 2031, we expect to invest around £17 billion and £12 billion in our New York and New England regulated businesses respectively. In New York, we continue to make significant progress on the $4 billion Upstate Upgrade programme, to deliver a smarter, stronger and cleaner energy grid. Our NIMO rate settlement for 2025 to 2028 was approved in August 2025, including investments to integrate renewables and reduce emissions from gas leaks. In New
England, we secured approval for the cost recovery mechanism for our nearly $600 million Electric Sector Modernization Plan, balancing customer affordability with the state’s clean energy objectives. Gas has a foundational role in Massachusetts’ all-of-the-above energy strategy. In January 2026, we submitted our rate case filing for
Massachusetts Gas. These activities further enhance our role in delivering the energy transition, while helping to ensure energy security and sustainable affordability in the regions we operate in.
Our NGV business has planned capital investment of around £1 billion out to 2031. NGV is a leader in developing electricity interconnector projects to connect Great Britain with other European countries. By enabling cross-border electricity trade, interconnectors can displace fossil fuel generation in favour of renewable energy, reducing the CO2e intensity of the energy mix, while generating revenue. Our current portfolio of six interconnectors provide 7.8 GW of capacity, allowing us to trade excess power –  including renewable energy generated from the sun, wind and water – between different countries, and we estimate that by 2030, 90% of the energy imported via our
interconnectors will be from zero‑carbon sources. We are working towards expanding our portfolio of interconnectors, including LionLink, a first-of-its-kind interconnector connecting offshore wind to Great Britain and the Netherlands’ electricity grids, and GriffinLink, a new multi-purpose interconnector project in partnership with TenneT
Germany. In the US, NGV continues to develop opportunities, including its announcement in 2025 that it will install the world’s first 100%
hydrogen fuelled commercial linear generator at Northport power plant.
Our corporate venture capital arm, National Grid Partners, continues to invest in startups at the intersection of energy and emerging technology, allowing National Grid to benefit operationally and strategically as we scale them across our business and industry. Since its founding in 2018, National Grid Partners has invested more than
$550 million in startups advancing the future of energy; and it recently committed another $100 million to artificial intelligence startups supporting a smarter, more resilient grid and boosting energy security.

National Grid plc Annual Report and Accounts 2025/26	66	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Risk Management
5. Physical Risk

Increased frequency of extreme weather events and long-term shifts in global climate patterns

Risk/opportunity
Acute
Our assets are at risk of physical impacts from increased
frequency of extreme weather events such as storms and
flooding, leading to asset damage and operational risks.
Chronic
Our assets are at risk of physical impacts from changing
climate trends in the longer term, including increased frequency and severity of coastal flooding, high temperatures, extreme wind, wildfires and low temperature, exposing us to asset
damage and operational risks.

Business units potentially affected: All
Asset group(s) potentially affected: Electrical Distribution and Transmission, Gas Distribution
Timeframe

Likelihood

Measurement indicators: –Network reliability –Major storm costs –CCRT outputs –Research outputs from innovation projects –EU Taxonomy climate adaptation capital expenditure
Potential impact
Under our US regulatory frameworks, major storm-related costs become recoverable in future years once deferrable criteria are met. In
2025/26, we incurred deferrable storm costs (net of allowances) which are eligible for future recovery of £39 million, but this did not exceed our pre-set $100 million threshold to be excluded from underlying results.
In the prior year, we incurred £87 million of deferrable storm costs (net of allowances) and consequently these were all excluded from our reported underlying results. Further details are provided on pages 71 and 73. Cost recovery for other US weather-related events is included within the base rates set at the outset of each rate filing period.
In the UK, storm costs above predefined thresholds can be recovered through re-opener mechanisms within our price control frameworks, allowing adjustments to allowed revenues for severe weather-related expenditure.
At the end of 2023, Niagara Mohawk Power Corporation (NIMO)
submitted its Climate Change Resilience Plan (CCRP) to the New York
Public Service Commission (NYPSC), assessing the vulnerability of its electric infrastructure to climate-related risks. The study identified a capital investment of approximately $243 million in resilience programmes over a five-year period (2026-2030), with cumulative investments projected to reach about $566 million by the tenth year
(2026-2035) and $1.39 billion by the twentieth year (2026-2045). The revenue requirements for these resilience investments are expected to result in total bill increases of 0.02% in 2025/26 to 0.66% in 2029/30 compared to current rates across all service classes.
Subsequent modifications to the CCRP were submitted in December
Short
Medium
Long
2024 with an updated filing in February 2025. The CCRP programme timelines and budgets were revised following the NMPC FY26-28 rate case, with several projects deferred to support customer affordability.
Very Low
Low
Moderate
High
Very High
As a result, the FY26-30 CCRP budget was reduced from $243 million to $110 million.
Weather-related events are likely to become more frequent in line with the increasing likelihoods illustrated by the IPCC. Costs are expected to grow accordingly, including potential rises to insurance premiums to cover such events, unless climate adaptation is appropriately implemented.
Our response
Our Group-wide CVA leverages CCRT data analysis to identify
long-term climate hazard risks to our energy infrastructure. We are utilising our findings to develop tailored climate change adaptation plans across our business.
In Massachusetts, efforts to produce a climate change resilience plan commenced in 2025 with collaboration among Massachusetts utilities and the state’s Office of Climate Science. This plan, due to state regulators in September 2029, will identify specific mitigation actions across the state. While this plan is developed, we continue to address substation flood mitigation concerns at substations where flooding is identified as a risk. These resiliency projects total $98.5 million and form part of the recently approved MECO rate case. We also continue to accelerate the installation of Fault Location Isolation and Restoration (FLISR) schemes to improve reliability and resiliency during storms across both New York and New England.
In the UK, ED responded to Ofgem’s Sector Specific Methodology
Consultation (SSMC) which included dedicated climate resiliency questions linked to the ED3 price control framework.
In addition, as part of our UK ET T3 business plan, we submitted a RIIO-T3 Climate Resilience Strategy as an annex to the main business plan submission.
We continue to invest in climate adaptation across the Group in the form of storm hardening and flood defences, with a further
£79 million (2024/25: £57 million) invested in the year. Such investments should increase our ability to withstand disruptive events, and improve our organisational capability to reduce the magnitude and impact from such events.

National Grid plc Annual Report and Accounts 2025/26	67	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont.
Metrics
and Targets
We disclose our GHG emissions metrics through our
Responsible Business reporting, tracking performance
and material climate change risks and opportunities.
Our approach to setting, reviewing and monitoring
climate‑related targets is embedded in our Climate
change mitigation GPR on page 35, which outlines
how we assess and manage the actual and
potential impacts of climate change. Progress
against each target is monitored using defined
quantitative indicators, with performance reviewed
through established risk management and
governance processes.
Our greenhouse gas (GHG) emission reduction
targets and other climate-related metrics are
summarised on page 68, with performance analysis
(including trends and year‑on‑year movements)
provided in the KPI section on page 27 and the
Responsible Business review on page 40. The
Responsible Business review also includes
additional metrics and targets used by us to assess
and manage relevant climate-related risks and
opportunities. We also disclose industry‑based
metrics relevant to our business model and
activities, and reflected in our SASB‑aligned
reporting on our website which helps inform our
Responsible Business commitments.
Our emissions reduction targets have been
informed by the objectives of the Paris Agreement
and the jurisdictional commitments that flow from
it, recognising that failing to play our role in
delivering emissions reductions would risk
undermining the wider decarbonisation goals of the
jurisdictions in which we operate. We are not
subject to entity‑specific legally mandated GHG
reduction targets beyond regulated mechanisms to
incentivise GHG reductions.
In the US, long‑term policy frameworks such as
New York’s Climate Leadership and Community
Protection Act and Massachusetts’ Clean Energy
and Climate Plan set out pathways to fossil‑free
energy systems by 2050, while in the UK the
Government’s Clean Power 2030 Action Plan
signals an accelerated transition to a decarbonised
power system. These commitments have shaped
the ambition and timing of our targets and reinforce
the importance of engagement with policymakers,
trade associations and industry bodies, where
responsible advocacy for enabling policy
frameworks is critical to delivering both
jurisdictional climate objectives and our net zero
commitment (see page 51).
We continually monitor our climate-related metrics
and targets to ensure that the data we measure is
meaningful, aligns with our strategy, and provides
the necessary information for effective performance
monitoring and progress demonstration. By
integrating these metrics into our financial
Enterprise Performance Management (EPM)
processes, it allows us to assess GHG reduction
performance in the context of wider enterprise
performance. Our annual Strategic Business
Planning cycle includes mechanisms to track
business units' plans against our SBTi glide paths.
Our monitoring and reporting processes
incorporate internal controls and a team of
technical consultants reviewed our CTP publication
for accuracy, consistency and any material
discrepancies. We have been clear that we do not
expect emissions reductions to follow a linear
trajectory and a significant portion of our emissions
are outside our control.
All of our GHG emissions are reported on a gross
basis, and our primary focus is on decarbonising
the business in line with a 1.5°C pathway. We do
not assume the use carbon offsetting to meet our
near‑term science‑based targets; however, we do
use limited carbon offsets to support our emissions
reduction efforts where emissions cannot be
reduced further, in line with SBTi guidance and our
internal carbon offsetting policy. The Group Carbon
Offsetting Policy, revised in 2025 under the
oversight of the Carbon Offsetting Committee,
helps ensures offsetting is used only as a
high‑integrity complement to direct emissions
reductions and requires a balanced portfolio across
carbon reduction and removal projects, locations,
technologies, storage durations, costs and
co‑benefits. All offsetting is governed by robust
principles including additionality, permanence,
transparency, independent verification and effective
risk management to help ensure environmental
integrity and value for National Grid.
Within our UK Electricity Transmission business, we
collaborated with Housing Associations’ Charitable
Trust to purchase around 1,000 Verified Carbon
Standard credits from achieved carbon reductions
delivered through energy efficiency initiatives in
low‑income households, delivering wider social
benefits to local communities. We also partnered
with Forest Carbon to purchase approximately
14,000 UK‑based Pending Issuance Units (PIUs)
from a bespoke portfolio of woodland projects.
These PIUs represent a promise to deliver a tonne
of carbon dioxide equivalent in the future and
support planning for the compensation of
UK‑based emissions, while delivering
environmental co‑benefits. Under the RIIO‑T3
framework, our UK Electricity Transmission
business has Ofgem‑approved funding of £16.17m
to support further carbon compensation over the
regulatory period. This funding is based on an
assumed unit cost of £74 per tCO₂e, capped at
6% of NGET’s business carbon footprint
GHG emissions.
Details of Directors’ remuneration, including the
incorporation of climate‑related considerations into
executive remuneration and the proportion linked
to such considerations in the current period, are
set out in the Directors’ Remuneration Report on
pages 107 – 126.
In addition to the metrics laid out on the following
page, we have disclosed the proportion of IFRS
revenue, operating expenditure and capital
expenditure that align with the principles of the
EU Taxonomy.
A significant proportion of our Scope 1 GHG
emissions are subject to either a traded carbon
price or a regulatory non‑traded cost of carbon.
These carbon prices are primarily applied through
regulatory frameworks rather than as an internal
shadow price for capital allocation. While carbon
pricing has enhanced our understanding of the
emissions implications of our activities, it has not
materially influenced investment decisions to date,
and we do not operate a single, Group-wide
internal carbon price applied uniformly across our
businesses. Carbon pricing is one of several tools
we use alongside policy drivers, regulatory
commitments, and carbon reduction
methodologies, including the application of carbon
weighting in tendering for construction projects.
On the next page we include our GHG emissions
footprint, a key indicator against our climate-related
risks and opportunities.

National Grid plc Annual Report and Accounts 2025/26	68	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Task Force on Climate-related Financial Disclosures (TCFD) cont. Metrics and targets
Index of climate-related quantitative measurement indicators1
In the last year our emissions have risen, due to factors outside of our control and despite our efforts to reduce emissions where we have control.
Refer to pages 40 – 44 for further details.

	2025/26	2024/25	2023/24
SBTi validated GHG emissions reduction targets
Reduce absolute Scope 1 and 2 GHG emissions by 60% by 2030[2,3]	(3.3)%	(4.4)%	(11.8)%
Reduce absolute Scope 1 and 2 GHG emissions excluding generation by 50% by 2030[2,3]	(26.0)%	(14.7)%	(14.4)%
Reduce the carbon intensity of our power generation (Scope 1 GHG emissions) by 90% by 2030, and by 92% by 2033[3]	2.5%	(36.7)%	(34.7)%
Reduce the carbon intensity of our power generation and sold electricity (Scope 1 and Scope 3 GHG emissions) by 86% by 2033[3]	(1.2)%	(18.3)%	(15.4)%
Reduce absolute GHG emissions for all Scope 3, excluding sold electricity, by 37.5% by 2033[4]	11.1%	5.8%	0.8%
Reduce absolute GHG emissions from gas sold by third parties by 37.5% by 2033[4,5]	(9.6)%	(10.5)%	(17.6)%
Key climate-related metrics
Scope 1 GHG emissions (ktCO2e)	5,001	4,467	3,988
Scope 2 GHG emissions (ktCO2e, location based)	2,510	2,955	2,864
Total Scope 1 and 2 GHG emissions[2] (ktCO2e)	7,511	7,422	6,852
Scope 3 GHG emissions (ktCO2e)	29,503	28,435	27,384
Total Scope 1, 2 and 3 GHG emissions[2] (full value chain) (ktCO2e)	37,015	35,857	34,236
Intensity ratio: Scope 1 and 2 GHG emissions per million of revenue[2] (tCO2e/£m)	425	427	345
Climate change adaptation capital expenditure (EU Taxonomy aligned activities, £m)	79	57	30
Climate change mitigation capital expenditure (EU Taxonomy aligned activities, £m)	9,756	7,610	5,962
Group energy consumption from fossil fuel generation (GWh)	19,317	17,390	14,375
Group energy consumption from electricity systems line losses (GWh)	15,111	15,514	14,519
Group energy consumption excluding fossil fuel generation and electricity systems line losses (GWh)	1,386	1,916	2,547
Total Group energy consumption (GWh)	35,814	34,820	31,441
UK energy consumption from electricity systems line losses (GWh)	9,702	10,413	10,046
UK energy consumption excluding electricity systems losses (GWh)	276	790	1,297
Total UK energy consumption (GWh)	9,978	11,203	11,343
UK Scope 1 GHG emissions (ktCO2e)	211	278	377
UK Scope 2 GHG emissions[2] (ktCO2e)	1,670	2,137	2,113
Total UK Scope 1 and 2 GHG emissions[2] (ktCO2e)	1,881	2,415	2,490
1.Refer to our Responsible Business Reporting Methodology
(methodology) on our website for calculation details. Target year
20Yn indicates that the performance will be reported in the
financial year that aligns with the year 20Yn/Yn+1. Our
methodology applies the GHG Protocol operational control
principle across all emissions and environmental metrics.
Operations that are sold or disposed of are excluded from
reporting from the year of exit. For this reporting year, this includes National Grid Renewables and Grain LNG. Further
details are provided in the “Changes to global operations”
section within our methodology and in Note 1 (Basis of
preparation and recent accounting developments) to the
consolidated financial statements. We report Scope 3 emissions across six categories within our current SBTi target boundary, as defined by the GHG Protocol. Our disclosed Scope 3 GHG
emissions include GHG Protocol Scope 3 Categories 1, 2, 3, 5,
6, 7 and 11. Categories not listed are excluded as not material.
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
Note: The above data together with our Climate change – Scope 1,
2 and 3 emissions KPIs on page 27 and “Absolute energy
consumption in our flagship offices” on page 42 is responsive to the
UK Government’s Streamlined Energy and Carbon Reporting (SECR)
requirements. We have split out our Group energy consumption into constituent parts for greater transparency. Fuels consumed for power generation on behalf of LIPA, the contracting body is shown separately because energy consumption related to power generation can vary greatly year-on-year and is determined by LIPA. Amounts are presented in GWh, with 1 GWh=1,000,000 kWh.

National Grid plc Annual Report and Accounts 2025/26	69	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review
A solid financial return
Making the connection – delivering outputs efficiently and earning a solid financial return.

Revenue	Profit and cash flows	Investment
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

Statutory revenue (%)	Statutory operating profit (%)	Capital investment (%)

Underlying net revenue[1] (%)	Underlying operating profit[1] (%)	Total assets (used for asset growth) (%)

ò
	UK Electricity Transmission (UK ET)	16%
ò
	UK Electricity Distribution (UK ED)	11%
ò
	New York	43%
ò
	New England	23%
ò
	National Grid Ventures (NGV)	6%
ò
	Other activities	1%

ò
	UK Electricity Transmission (UK ET)	30%
ò
	UK Electricity Distribution (UK ED)	21%
ò
	New York	22%
ò
	New England	17%
ò
	National Grid Ventures (NGV)	13%
ò
	Other activities	(3)%

ò
	UK Electricity Transmission (UK ET)	38%
ò
	UK Electricity Distribution (UK ED)	14%
ò
	New York	30%
ò
	New England	17%
ò
	National Grid Ventures (NGV)	1%
ò
	Other activities	—%
£17.7bn
£5.4bn
£11.6bn

ò
	UK Electricity Transmission (UK ET)	20%
ò
	UK Electricity Distribution (UK ED)	14%
ò
	New York	38%
ò
	New England	20%
ò
	National Grid Ventures (NGV)	8%
ò
	Other activities	—%

ò
	UK Electricity Transmission (UK ET)	30%
ò
	UK Electricity Distribution (UK ED)	22%
ò
	New York	30%
ò
	New England	15%
ò
	National Grid Ventures (NGV)	6%
ò
	Other activities	(3)%

ò
	UK Electricity Transmission (UK ET)	34%
ò
	UK Electricity Distribution (UK ED)	18%
ò
	New York	27%
ò
	New England	14%
ò
	National Grid Ventures (NGV)	4%
ò
	Other activities	3%
£13.2bn
£5.7bn
£72.0bn
1.Non-GAAP alternative performance measures (APMs). For further details and reconciliation to equivalent GAAP measures see Other unaudited financial information on pages 236 – 247.

National Grid plc Annual Report and Accounts 2025/26	70	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Summary of Group financial
performance for the year
ended 31 March 2026

Statutory EPS[1]
65.5p

2024/25
2023/24

Underlying EPS[1]
78.0p

2024/25
2023/24

Group RoE
9.8%

2024/25
2023/24

Asset growth
10.9%

2024/25
2023/24
1.From continuing operations.
Financial summary for continuing operations

£m	2025/26	2024/25	Change
Accounting profit
Gross revenue	17,687	18,378	(4)%
Other operating income	489	—	n/m
Operating costs	(12,745)	(13,444)	5%
Statutory operating profit	5,431	4,934	10%
Net finance costs	(1,325)	(1,357)	2%
Share of joint ventures and associates	76	73	4%
Tax	(939)	(821)	(14)%
Non-controlling interest	(2)	(3)	33%
Statutory earnings	3,241	2,826	15%
Exceptional items and remeasurements[1]	(333)	(171)	n/m
Tax on exceptional items and remeasurements[1]	(16)	(40)	60%
Adjusted earnings[1]	2,892	2,615	11%
Timing and major storm costs[1]	636	592	n/m
Tax on timing and major storm costs[1]	(168)	(156)	n/m
Deferred tax on underlying profits in NGET and NGED[1]	499	401	24%
Underlying earnings[1]	3,859	3,452	12%

Statutory EPS	65.5p	60.0p	9%
Adjusted EPS[1]	58.5p	55.6p	5%
Underlying EPS[1]	78.0p	73.3p	6%
Dividend per share[1]	48.49p	46.72p	3.8%
Dividend cover – underlying[1]	1.6x	1.6x	3%

Economic profit
Group financial performance after interest and tax (Group RoE numerator)[1]	2,866	2,602	10%
Group RoE[1]	9.8%	9.0%	80bps

Capital investment and asset growth
Capital investment	11,576	9,847	18%
Regulated asset growth[1]	11.7%	10.5%	120bps
Asset growth[1]	10.9%	9.0%	190bps

Balance sheet strength
FFO/adjusted net debt[1]	13.0%	13.7%	-70bps
RCF/adjusted net debt[1]	9.3%	9.8%	-50bps
Net debt (note 29 to the financial statements)	44,160	41,371	7%
Add: held for sale net debt	—	(55)	n/m
Net debt (including held for sale)[1]	44,160	41,316	7%
Group regulatory gearing[1]	61%	61%	0bps
1.Non-GAAP alternative performance
measures (APMs) and/or regulatory
performance measures (RPMs).
For further details see Other
unaudited financial information
on pages 236 – 247.

National Grid plc Annual Report and Accounts 2025/26	71	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Performance management framework
In managing the business, we focus on various non-IFRS alternative performance measures (APMs) and regulatory performance measures (RPMs) which provide meaningful comparisons of performance between years, monitor the strength of the Group’s balance sheet and ensure profitability reflects the Group’s regulatory economic arrangements. Such APMs and RPMs are supplementary to, and should not be regarded as a substitute for IFRS measures, which we refer to as statutory results.
Our business performance as set out in our regulatory agreements can differ from accounting under
IFRS, principally because our regulators allow for regulatory deferral accounting. Our allowed revenues are set in accordance with our regulatory price controls or rate plans. Statutory IFRS does not allow us to recognise regulatory assets or liabilities (for the difference between collected and allowed regulatory revenues). As a result we use a suite of APMs (defined by us) to help measure and monitor our underlying regulated business performance. We explain the basis of these measures and, where practicable, reconcile these to statutory IFRS results (i.e. GAAP) in Other unaudited financial information on pages
236 – 247. Our RPMs have been calculated for the total Group (or individual entities where relevant)
and these are not based on IFRS measures. Specifically, we measure the financial performance of the
Group from different perspectives:
–Accounting profit: In addition to statutory IFRS measures we report adjusted results (i.e. before exceptional items and remeasurements), and underlying results, which further take account of:
i) volumetric and other revenue timing differences arising from our regulatory contracts; (ii) major storm costs (net of in-year allowances and deductibles) which are recoverable in future periods when they exceed a $100 million threshold; and (iii) deferred tax in our UK regulated businesses (NGET and
NGED). In doing so, we intend to make the impact of such items clear to users of the financial information in this Annual Report.
–Economic profit: Group Return on Equity (RoE) takes account of the regulated value of our assets and of our regulatory economic arrangements to show the returns on shareholder equity.
–Capital investment and asset growth: Capital investment comprises our additions to PP&E and intangible assets (excluding acquisitions), equity investments in joint ventures and associates, along with net movements in capex prepayments. Asset growth represents the year-on-year increase in
RAV and US rate base in our regulated businesses (referred to as ‘regulated asset growth’), plus the increase in net assets (excluding certain balances such as pensions, net debt and deferred taxes)
in our non-regulated businesses, but excluding the impact of currency movements.
–Balance sheet strength: Maintaining a strong investment grade credit rating allows us to finance our growth ambitions at a competitive rate. Hence, we monitor credit metrics used by the major rating agencies to ensure we are generating sufficient cash flow to service our debts. Group regulatory gearing measures our Group net debt as a proportion of the Group’s assets that are used to measure asset growth. This includes balances for businesses classified as held for sale under IFRS.
This balanced range of measures of financial wellbeing informs our dividend policy which aims to grow annual DPS in line with UK CPIH, thus maintaining the DPS in real terms.
Financial summary for continuing operations
Accounting profit: Statutory IFRS earnings were £3,241 million in 2025/26, £415 million (15%)
higher than the prior year. Statutory earnings benefited from pre-tax net exceptional gains of £376 million related to the sale of our two businesses (Grain LNG and National Grid Renewables) in 2025/26; and pre-
tax remeasurement losses of £43 million (2025: pre-tax net exceptional credits of £42 million and pre-tax remeasurement gains of £129 million). For details on exceptional items, refer to note 5 to the financial statements. Timing swings were £131 million adverse year-on-year, with a £636 million net under-
recovery in 2025/26 (2025: £505 million net under-recovery). These factors, the net impact of tax on these items and an improvement in underlying business performance meant that statutory EPS for continuing operations of 65.5p was 5.5p higher than the prior year.
Our ‘adjusted’ results exclude the impacts from exceptional items and remeasurements as explained on page 155. In 2025/26, adjusted earnings from continuing operations were £2,892 million, up
£277 million (11%) from the prior year. Adjusted earnings in 2025/26 included a timing net under-recovery after tax of £468 million (2025: £372 million net under-recovery). As a result, adjusted operating profit of
£5,044 million was up £279 million (2025: £4,765 million). Adjusted net finance costs of £1,271 million were £90 million lower, as a result of higher average net debt and higher interest rates being more than offset by higher capitalised interest and other interest income. Share of profits from joint ventures and associates of £76 million were broadly flat year-on-year. Adjusted tax of £955 million was £94 million higher, driven by the increase in profits, but resulted in a stable effective tax rate of 25.3% (2025: 25.3%).
Our policy is to exclude deferrable storm costs (net of allowances and deductibles) from underlying results if these exceed a $100 million aggregate pre-tax threshold. In 2024/25, we included $110 million (£87 million)
of storm costs in our adjusted results, but excluded these from underlying results. In 2025/26, our allowances were higher and deferrable storm costs were below this threshold, so $52 million (£39 million)
of deferrable storm costs that are recoverable in future periods are included in our underlying results.
Underlying operating profit was up 6% driven by improved performance in New York (from updated rates and the collection of unremunerated costs in prior periods) along with higher allowed revenues in UK
Electricity Transmission (RAV growth and increased ASTI-related ‘fast money’). New England was lower with updated rates and capital trackers being more than offset by a FERC order on Transmission Owner
RoEs across New England (mostly related to historical years). National Grid Ventures was lower mainly as a result of the sale of two businesses in the year (Grain LNG and National Grid Renewables). Other activities and the contribution from joint ventures and associates were broadly flat year-on-year. Regulated controllable costs were 2% higher (at constant currency), with inflation and workload increases being partly offset by efficiency savings. Depreciation and amortisation were higher than the prior year due to our growing asset base. Net debt-related financing costs were higher, driven by our ongoing investment programme. Other interest was favourable year-on-year driven by higher levels of capitalised interest.
After accounting for non-controlling interests, underlying earnings increased by 12% and resulted in a 6% increase in underlying EPS to 78.0p.
Economic profit: Our Group RoE for 2025/26 was 9.8%, 80bps higher than the 9.0% achieved in the prior year, with the numerator increasing by £264 million, (up 10% year-on-year), primarily driven by higher regulatory business performance, compared with an increase in the denominator of £49 million (up 0.2%
year-on-year), which includes the beneficial impact of asset growth being partly funded by higher gearing.
Capital investment and asset growth: Capital investment of £11,576 million was £1,729 million
(18%) higher than 2024/25, driven by a step up in investment across our regulated businesses, partly offset by lower investment in National Grid Ventures. Higher capital investment and the impact of RAV indexation have helped deliver asset growth of 10.9% (2025: 9.0%).
Balance sheet strength: Net debt increased from £41.4 billion at March 2025 to £44.2 billion at
March 2026. Operating cash inflows of £7.8 billion (2025: £6.8 billion) along with disposal proceeds from the sales of NG Renewables £1.5 billion and Grain LNG £1.3 billion helped to fund £10.6 billion
(2025: £9.7 billion) of investing cash outflows. Regulatory gearing was maintained at 61% (2025: 61%)
and our calculation of RCF/adjusted net debt credit metric was 9.3%, a decrease of -50bps compared with 2024/25 and remains above the current rating threshold of 7.0%.

National Grid plc Annual Report and Accounts 2025/26	72	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Dividend
The recommended full-year dividend per ordinary share of 48.49p is in line with our policy of increasing the prior year dividend in line with UK CPIH inflation and is covered 1.6 times by underlying EPS.
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
is provided in notes 2, 5 and 6 to the financial statements.
Reconciliation of profit and earnings from continuing operations

	Operating profit			Profit after tax			Earnings per share
£m	2025/26	2024/25	Change	2025/26	2024/25	Change	2025/26	2024/25	Change
Statutory results	5,431	4,934	10%	3,243	2,829	15%	65.5p	60.0p	9%
Exceptional items	(376)	(42)	n/m	(384)	(118)	n/m	(7.7p)	(2.4p)	n/m
Remeasurements	(11)	(127)	n/m	35	(93)	n/m	0.7p	(2.0p)	n/m
Adjusted results	5,044	4,765	6%	2,894	2,618	11%	58.5p	55.6p	5%
Timing	636	505	n/m	468	372	n/m	9.5p	7.9p	n/m
Major storm costs	—	87	(100)%	—	64	(100)%	—p	1.3p	(96)%
Deferred tax in NGET and NGED	—	—	—%	499	401	24%	10.0p	8.5p	17%
Underlying results	5,680	5,357	6%	3,861	3,455	12%	78.0p	73.3p	6%
Timing over/(under)-recoveries
In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries, major storm costs (defined below) and deferred tax on underlying results of our UK regulated business
(NGET and NGED), also defined below. Under the Group’s regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, an adjustment will be made to future prices to reflect this over-recovery; likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under‑recovery. These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to ‘timing’ over-
and under-recoveries.
The following table summarises management’s estimates of such amounts for the two years ended
31 March 2026 and 31 March 2025 for continuing operations. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations, and are translated at the 2025/26 average exchange rate of $1.343:£1.

£m	2025/26	2024/25[1]
Balance at start of year (restated)	60	1,018
UK Electricity Transmission	(77)	(151)
UK Electricity Distribution	(116)	407
UK Electricity System Operator (sold in 2024/25)	—	(479)
New England	94	57
New York	(537)	(323)
In-year under-recovery	(636)	(489)
Disposal of UK Electricity System Operator	—	(462)
Balance at end of year	(576)	67
1.March 2025 balances restated to correspond with 2024/25 regulatory filings and calculations.
In relation to timing under-recoveries, the estimated closing net under-recovered balance at 31 March
2026 (at an average exchange rate of $1.34) was £576 million, comprising: a net £68 million asset to be recovered in UK Electricity Transmission; a net £2 million liability to be returned in UK Electricity
Distribution; a net £274 million asset to be recovered in New England; and a net £236 million asset to be recovered in New York (for further details see page 240). In calculating the post-tax effect of these in‑year timing recoveries, we impute a tax rate based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.

National Grid plc Annual Report and Accounts 2025/26	73	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Major storm costs (US)
We exclude the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of in-year allowances and deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the aggregate total US major storm costs incurred (net of in-year allowances and deductibles) exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2025/26, we incurred deferrable storm costs
(net of allowances) which are eligible for future recovery of $52 million, but this did not exceed our pre-set
$100 million threshold to be excluded from underlying results. In the prior year, we incurred $110 million
(£87 million) of deferrable storm costs (net of allowances) before tax, or £64 million post-tax and consequently these were all excluded from our reported underlying results.
Deferred tax in UK regulated businesses
We exclude deferred tax in our UK regulated businesses (NGET and NGED) in our underlying earnings measure. Tax is generally considered to be a pass-through cost by our UK regulator, with revenue tax allowances linked to the level of cash tax expected to be paid in the year. In 2025/26, we excluded
£499 million (2025: £401 million) of deferred tax charges from our underlying results.
Segmental operating profit
The tables below set out operating profit on statutory, adjusted, and underlying bases.
Statutory operating profit

£m	2025/26	2024/25	Change
UK Electricity Transmission	1,605	1,277	26%
UK Electricity Distribution	1,122	1,598	(30)%
UK Electricity System Operator	—	(213)	100%
New England	947	1,008	(6)%
New York	1,184	1,269	(7)%
National Grid Ventures	715	5	n/m
Other activities	(142)	(10)	n/m
Total	5,431	4,934	10%
The notation ‘n/m’ is used throughout this section where the year-on-year percentage change is deemed to be ‘not meaningful’.
Statutory operating profit increased in the year, primarily as a result of exceptional net gains of
£376 million in 2025/26 compared with net gains of £42 million in the prior year. For details on exceptional items, refer to note 5 to the financial statements. This was largely offset by £131 million adverse year-on-year movements in timing, £116 million adverse year‑on-year movements in commodity derivative remeasurements and the impact of a weaker exchange rate. Statutory operating profit was also supported by an improved underlying performance in our UK Electricity Transmission, UK Electricity
Distribution and New York businesses, partially offset by the prior year including a contribution from the
UK Electricity System Operator prior to its disposal, along with lower underlying profits in New England, adversely impacted by the FERC order (mainly related to historical periods) and lower underlying profits in National Grid Ventures, with the latter being driven by the sales of National Grid Renewables and
Grain LNG in 2025/26.
Adjusted operating profit (a non-GAAP measure)

£m	2025/26	2024/25	Change
UK Electricity Transmission	1,605	1,277	26%
UK Electricity Distribution	1,122	1,610	(30)%
UK Electricity System Operator	—	(364)	100%
New England	960	982	(2)%
New York	1,172	1,023	15%
National Grid Ventures	327	380	(14)%
Other activities	(142)	(143)	1%
Continuing operations	5,044	4,765	6%
Underlying operating profit (a non-GAAP measure)

£m	2025/26	2024/25	Change
UK Electricity Transmission	1,682	1,428	18%
UK Electricity Distribution	1,238	1,203	3%
UK Electricity System Operator	—	115	(100)%
New England	866	924	(6)%
New York	1,709	1,450	18%
National Grid Ventures	327	380	(14)%
Other activities	(142)	(143)	1%
Continuing operations	5,680	5,357	6%

National Grid plc Annual Report and Accounts 2025/26	74	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
The following segmental commentaries describe the reasons for the movements in statutory, adjusted and underlying operating profit compared with the prior year. Unless otherwise stated, the discussion of performance in the remainder of this Financial review focuses on underlying results.
UK Electricity Transmission

£m	2025/26	2024/25	Change
Revenue	2,898	2,619	11%
Operating costs	(1,293)	(1,342)	4%
Statutory operating profit	1,605	1,277	26%
Exceptional items	—	—	—%
Adjusted operating profit	1,605	1,277	26%
Timing	77	151	n/m
Underlying operating profit	1,682	1,428	18%
Analysed as follows:
Net revenue	2,507	2,164	16%
Regulated controllable costs (including pensions)	(290)	(293)	(1)%
Other operating costs	(62)	(54)	(15)%
Depreciation and amortisation	(550)	(540)	(2)%
Adjusted operating profit	1,605	1,277	26%
Timing	77	151	n/m
Underlying operating profit	1,682	1,428	18%
UK Electricity Transmission statutory operating profit was £328 million higher in the year. Timing under-
recoveries were £77 million in 2025/26 compared with an under-recovery of £151 million in 2024/25.
This year-on-year less adverse under-recovery is mainly the impact of the return in 2024/25 of prior period balances (primarily tax allowances), a lower inflation true-up and a lower in-year recovery on volumes and pass-through costs than 2024/25.
UK Electricity Transmission underlying operating profit increased by 18%. Underlying net revenues were
£269 million (12%) higher principally from higher totex allowances (including fast money on ASTI spend)
but also the impact of inflationary increases linked to RAV growth.
Regulated controllable costs including pensions were £3 million lower with the impact of inflationary and workload increases, due to a larger workforce to support the growing asset base, being more than offset by efficiency savings, non-recurring benefits related to IT and support service recharges and the reclassifications of insurance recharges. Other costs were slightly higher than the prior year at £62 million, including cost reclassifications, but this was partly offset by lower customer-funded diversions and favourable gains on disposals of assets compared with 2024/25.
The higher depreciation and amortisation principally reflects a higher asset base as a result of continued
investment.
UK Electricity Distribution

£m	2025/26	2024/25	Change
Revenue	1,937	2,424	(20)%
Operating costs	(815)	(826)	1%
Statutory operating profit	1,122	1,598	(30)%
Exceptional items	—	12	(100)%
Adjusted operating profit	1,122	1,610	(30)%
Timing	116	(407)	n/m
Underlying operating profit	1,238	1,203	3%
Analysed as follows:
Net revenue	1,753	2,239	(22)%
Regulated controllable costs (including pensions)	(311)	(302)	3%
Other operating costs	(49)	(78)	37%
Depreciation and amortisation	(271)	(249)	(9)%
Adjusted operating profit	1,122	1,610	(30)%
Timing	116	(407)	n/m
Underlying operating profit	1,238	1,203	3%
UK Electricity Distribution statutory operating profit was £476 million lower in the year, reflecting the impact of £523 million adverse year-on-year timing movements. Timing under-recoveries of £116 million in 2025/26 were mainly due to the return of prior period balances, principally driven by an over-collection in K‑factor (i.e. volumes/prices) in 2024/25 which was effectively returned in 2025/26, partly offset by true-
ups for pass-through costs and inflation. This compares with a timing over-recovery of £407 million in the prior year, which was favourably driven by an over-collection of K-factor.

National Grid plc Annual Report and Accounts 2025/26	75	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
In 2025/26 there were no exceptional costs compared with £12 million of exceptional costs in 2024/25 related to our major transformation programme.
UK Electricity Distribution underlying operating profit increased by £35 million (3%). Underlying net revenues were £37 million higher than the prior year due to the impact of higher inflation, higher totex allowances and improved DSO incentives performance partly offset by lower engineering recharge income.
Regulated controllable costs including pensions were £9 million (3%) higher than the prior year from the impact of increased inspection and maintenance work, combined with investment in capability build and inflation impacts, partly offset by efficiencies achieved. Other costs were £29 million lower, reflecting costs incurred in the prior year associated with Storm Darragh and lower engineering recharges.
Depreciation and amortisation increased by £22 million compared with the prior year due to the increasing asset base.
UK Electricity System Operator

£m	2025/26	2024/25	Change
Revenue	—	1,029	(100)%
Operating costs	—	(1,242)	100%
Statutory operating loss	—	(213)	100%
Exceptional items	—	(151)	n/m
Adjusted operating loss	—	(364)	100%
Timing	—	479	n/m
Underlying operating profit	—	115	(100)%
Analysed as follows:
Net revenue	—	(188)	100%
Controllable costs	—	(159)	100%
Post-retirement benefits	—	(10)	100%
Other operating costs	—	(7)	100%
Depreciation and amortisation	—	—	—%
Adjusted operating loss	—	(364)	100%
Timing	—	479	n/m
Underlying operating profit	—	115	(100)%
UK Electricity System Operator was purchased by the UK Government on 1 October 2024 and had been classified as ‘held for sale’ since October 2023. Based on the scale and pass-through nature of the
UK Electricity System Operator, it was not considered to be a separate major line of business and hence, did not meet the definition of a discontinued operation under IFRS 5.
UK Electricity System Operator had a statutory operating loss of £213 million in 2024/25 as a result of adverse timing (net of provisions for regulatory liabilities recognised under IFRS). In 2023/24 a £498 million exceptional provision was made for the return of the estimated remaining balance of over‑collected revenues at the expected date of disposal (at that time, expected to be June 2024).
This provision was partially reversed in 2024/25 generating an exceptional credit of £151 million. Under
IFRS, a regulatory liability is not usually recognised on balance sheet for the return of such over-
recoveries, however due to the intended disposal of this business during 2024/25, a liability was recognised given these amounts were expected to be settled through the planned sale process as opposed to reduced future revenues. The remaining £347 million exceptional provision at the disposal date was reflected in the reported gain on disposal of this business.
During 2024/25, UK Electricity System Operator had a timing under-recovery of £479 million arising from the return of prior period over-recovered balances. The over-recovery was the result of higher revenues collected through the BSUoS fixed price charges compared with total system balancing costs incurred.
At the disposal date, the impact of the residual net over-recovered position was assessed when calculating the overall net disposal proceeds.
UK Electricity System Operator underlying operating profit in 2024/25 was £115 million. No depreciation and amortisation was charged while the business was classified as ‘held for sale’.
New England

£m	2025/26	2024/25	Change
Revenue	4,174	4,306	(3)%
Operating costs	(3,227)	(3,298)	2%
Statutory operating profit	947	1,008	(6)%
Exceptional items	—	3	n/m
Remeasurements	13	(29)	n/m
Adjusted operating profit	960	982	(2)%
Timing	(94)	(61)	n/m
Major storm costs	—	3	(100)%
Underlying operating profit	866	924	(6)%
Analysed as follows:
Net revenue	2,723	2,648	3%
Regulated controllable costs	(668)	(706)	5%
Post-retirement benefits	(9)	(21)	57%
Bad debt expense	(84)	(62)	(35)%
Other operating costs	(509)	(408)	(25)%
Depreciation and amortisation	(493)	(469)	(5)%
Adjusted operating profit	960	982	(2)%
Timing	(94)	(61)	n/m
Major storm costs	—	3	(100)%
Underlying operating profit	866	924	(6)%

National Grid plc Annual Report and Accounts 2025/26	76	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
New England’s statutory operating profit was £61 million lower (or £3 million lower on a constant currency basis). This included commodity derivative remeasurement losses of £13 million (£42 million adverse year-on-year), partially offset by £33 million favourable year‑on-year timing movements. Timing over-recoveries of £94 million in 2025/26 are mainly due to the recognition of a receivable for FERC RoE refunds in Mass Electric from New England Transmission Owners (which will be returned to customers in future periods). In 2024/25, timing was over-recovered by £61 million mainly due to phasing of energy efficiency programme spend and commodity costs. In 2024/25, there were £3 million of exceptional items related to £7 million of charges for our major transformation progress and a £4 million gain related to environmental provision movements.
New England’s underlying operating profit decreased by £58 million (6%) or £5 million (1%) on a constant currency basis. Underlying net revenue was £42 million higher (£190 million higher at constant currency)
driven by updated rates, higher revenues from capital trackers and storm recoveries, partly offset by the adverse impact of the FERC order. New England controllable costs were lower by £38 million (£3 million higher at constant currency) as a result of additional workload and inflation, which were offset by efficiency savings. Bad debt expense increased by £22 million (£25 million at constant currency) as a result of higher accounts receivables and higher reserve rates. Depreciation and amortisation increased by £24 million
(£51 million at constant currency) as a result of higher investment. Other costs (on an underlying basis)
were £101 million higher (£124 million higher at constant currency) due to higher investment-related expenses and higher property taxes, both driven by the growth in asset base along with higher funded programme costs.
New York

£m	2025/26	2024/25	Change
Revenue	7,618	6,689	14%
Operating costs	(6,434)	(5,420)	(19)%
Statutory operating profit	1,184	1,269	(7)%
Exceptional items	—	(133)	n/m
Remeasurements	(12)	(113)	n/m
Adjusted operating profit	1,172	1,023	15%
Timing	537	343	n/m
Major storm costs	—	84	(100)%
Underlying operating profit	1,709	1,450	18%
Analysed as follows:
Net revenue	4,505	4,202	7%
Regulated controllable costs	(1,032)	(1,049)	2%
Post-retirement benefits	(19)	(33)	n/m
Bad debt expense	(156)	(141)	(11)%
Other operating costs	(1,357)	(1,225)	(11)%
Depreciation and amortisation	(769)	(731)	(5)%
Adjusted operating profit	1,172	1,023	15%
Timing	537	343	n/m
Major storm costs	—	84	(100)%
Underlying operating profit	1,709	1,450	18%
New York statutory operating profit was lower by £85 million (or £12 million lower at constant currency).
In the prior year New York incurred £133 million of net exceptional credits (a £142 million credit on environmental provision movements, partly offset by a £9 million charge on our major transformation programme). Timing under-recoveries in 2025/26 were £537 million (principally related to revenue decoupling in KEDNY/KEDLI and the impact of levelisation of new rate increases in NIMO, along with lower auction sale prices on transmission wheeling). In 2024/25, timing under-recoveries were
£343 million (driven by transmission wheeling and commodity under-recoveries due to colder weather and KEDNY/KEDLI rate levelisation under-recoveries). This resulted in a £194 million adverse year-on-
year timing swing (£214 million adverse at constant currency).
New York underlying operating profit increased by £259 million (18%), or £342 million (25% at constant currency). This was driven by higher net underlying revenues which increased by £497 million (11%), or £757 million at constant currency, principally driven by updated rates including higher storm cost allowances and the recovery of previously unremunerated costs (e.g. environmental and property taxes).
Regulated controllable costs were £17 million lower (£43 million higher at constant currency) year-on-
year, primarily as a result of increased workload (gas safety and reliability initiatives, CLCPA and increased
IT spend on new digital platforms) plus the impact of inflation, partly offset by efficiency savings. Bad debt expense increased by £15 million (£23 million at constant currency) driven by increased customer billings.
Depreciation and amortisation increased due to the growth in assets. Other costs (on an underlying basis)
increased due to higher storm costs (partly offset by increased storm cost allowances in revenues), higher property taxes, inflation-related environmental costs and investment-related costs.
National Grid Ventures

£m	2025/26	2024/25	Change
Revenue	1,098	1,397	(21)%
Operating costs	(232)	(1,220)	81%
Depreciation and amortisation	(151)	(173)	13%
Statutory operating profit	715	5	n/m
Exceptional items	(376)	360	n/m
Remeasurements	(12)	15	n/a
Adjusted/underlying operating profit	327	380	(14)%
National Grid Ventures’ statutory operating profit improved by £710 million, principally as a result of a £489 million exceptional gain on sale on the disposal of Grain LNG in November 2025, partly offset by a £96 million exceptional loss on disposal of National Grid Renewables sold in May 2025 (mainly driven by the recycling of cumulative exchange rate adjustments since 2019/20 when this business was originally acquired). This compared with exceptional charges in 2024/25 of £303 million (impairment of our Community Offshore Wind investment), along with £57 million of transaction and separation costs for the planned disposal of National Grid Renewables. Commodity remeasurements were gains of £12 million in 2025/26 compared with losses of £15 million in 2024/25.
National Grid Ventures’ underlying operating profit was £53 million lower than 2024/25. On 29 May 2025 the sale of National Grid Renewables was completed, and on 28 November 2025 the sale of Grain LNG was completed. The sale of Grain LNG in 2025/26 reduced underlying operating profit by £35 million year-
on-year. In the UK, interconnector profits decreased versus the prior year primarily as a result of lower interconnector revenues as market spreads remained low. In the US, profit was lower, due to a £24 million
Revolution Wind gain on sale recognised in 2024/25, partly offset by lower development expenditure.

National Grid plc Annual Report and Accounts 2025/26	77	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Other activities

£m	2025/26	2024/25	Change
Statutory operating loss	(142)	(10)	(1,330)%
Exceptional items	—	(133)	n/m
Adjusted/underlying operating loss	(142)	(143)	1%
Analysed as follows:
Property	46	54	(15)%
Corporate and Other activities	(188)	(197)	5%
Adjusted/underlying operating loss	(142)	(143)	1%
Other activities incurred a statutory operating loss of £142 million (2025: £10 million loss, which included a £187 million exceptional gain on disposal of UK Electricity System Operator, £46 million of exceptional charges related to our major transformation programme and £8 million of exceptional transaction and separation costs incurred by our corporate function related to the planned disposal of our Grain LNG business). Following a review of strategic priorities in 2025/26, the major transformation programme launched in 2024 has been reshaped and the associated programme costs in the current year no longer meet the quantitative threshold to be treated as exceptional.
Other activities’ underlying operating loss was £142 million (including corporate costs) in 2025/26 compared with £143 million loss in 2024/25. This improvement was driven by favourable year-on-year fair value movements in our NG Partners investment portfolio and higher insurance captive profits, mostly offset by increases in central costs to help deliver our overall group efficiency programme and other corporate centre cost increases along with lower UK property sales in 2025/26 compared with the prior year.
Exceptional items and remeasurements in operating profit – continuing
In 2025/26, we classified a number of items as exceptional, which has the net impact of increasing our statutory operating profit by £376 million (2025: £42 million increase) compared with our adjusted and underlying operating profit measures. These items comprise an exceptional gain of £489 million on the sale of Grain LNG; an exceptional loss of £96 million on the sale of National Grid Renewables;
transaction, separation and integration costs of £17 million (2025: £65 million). The prior year included a £146 million credit related to changes in environmental provisions; a £151 million provision release and a £187 million gain on sale (both linked to UK Electricity System Operator); and a £303 million impairment of an investment in National Grid Ventures. For further details see note 5 to the financial statements.
In 2024/25, we embarked on a new four-year major transformation programme designed to implement our ‘pureplay networks business’ strategy, incurring £74 million of exceptional costs. In 2025/26, it was determined that this programme no longer met the exceptional items criteria and current year costs have not been treated as exceptional.
We also exclude certain unrealised gains and losses on mark-to-market financial instruments
(‘remeasurements’) from adjusted and underlying profit. In 2025/26, net remeasurement gains on commodity contract derivatives (i.e. ‘mark-to-market’ movements on derivatives used to hedge the cost of buying wholesale gas and electricity on behalf of US customers and derivatives in our
UK interconnectors business) were £11 million, compared with net remeasurement gains of
£127 million in 2024/25.
Financing costs and taxation – continuing
Net finance costs
Statutory net finance costs of £1,325 million were down from £1,357 million in 2024/25 and included derivative remeasurement net losses of £54 million (2025: £4 million net gains). Underlying net finance costs of £1,271 million for 2025/26 were £90 million or 7% lower (£37 million or 3% lower at constant currency)
than 2024/25. Net debt related finance costs were £89 million higher (£146 million higher at constant currency), driven by higher levels of average net debt (to fund our capex programme) and slightly higher interest rates, partly offset by gains on favourable debt buy-backs. The effective interest rate for continuing operations of 4.3% is 20bps higher than the prior year rate. Other interest was favourable year-on-year reflecting £122 million higher capitalised interest, principally attributable to the step up in ASTI investment in UK Electricity Transmission, along with favourable pension and OPEB interest income, lower discount unwind on provisions and higher other interest income.
Joint ventures and associates
The Group’s share of net profits from joint ventures and associates on a statutory basis increased to
£76 million (2025: £73 million). Due to the sale of our Emerald joint venture on 29 May 2025, there are no derivative remeasurements in the current year (2025: £2 million of losses). On an adjusted basis, the share of net profits from joint ventures and associates increased by £1 million compared with 2024/25, mostly reflecting higher BritNed revenues driven by higher auction prices, offset by a shorter ownership period of our Emerald joint venture, which was sold as part of the National Grid Renewables disposal.
Tax
The statutory tax charge for continuing operations was £939 million (2025: £821 million) including the impact of tax on exceptional items and remeasurements of £16 million credit (2025: £40 million credit).
The adjusted tax charge for continuing operations was £955 million (2025: £861 million), resulting in an adjusted effective tax rate for continuing operations (excluding profits from joint ventures and associates)
of 25.3% (2025: 25.3%).
The underlying tax charge for the year (a non-GAAP measure) was £624 million (2025: £616 million).
The underlying effective tax rate (excluding joint ventures and associates) of 14.2% was 120bps lower than last year (2025: 15.4%). This is mainly due to profit mix within the Group being more weighted towards NGET and higher levels of capital investment in NGED leading to a lower underlying tax charge.
Our definition of underlying tax excludes deferred tax for NGET and NGED (as these entities do not receive a regulatory revenue allowance for tax that has not yet been paid i.e. current tax is effectively a pass-through from a regulatory perspective). The Group’s tax strategy is detailed later in this review.

National Grid plc Annual Report and Accounts 2025/26	78	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Capital investment and asset growth
Capital investment
Capital investment comprises capital expenditure in critical energy infrastructure, equity investments, equity funding contributions to joint ventures and associates, and net movements in capital expenditure-
related prepayments to secure delivery of future capital investment projects.

	At actual exchange rates			At constant currency
£m	2025/26	2024/25	Change	2025/26	2024/25	Change
UK Electricity Transmission	4,372	2,999	46%	4,372	2,999	46%
UK Electricity Distribution	1,617	1,426	13%	1,617	1,426	13%
New England	2,043	1,751	17%	2,043	1,650	24%
New York	3,428	3,289	4%	3,428	3,101	11%
National Grid Ventures	109	378	(71)%	109	362	(70)%
Other activities	7	4	75%	7	4	75%
Total Group	11,576	9,847	18%	11,576	9,542	21%
UK Electricity Transmission investment was £1,373 million higher than 2024/25 with this 46% increase primarily driven by expenditure on strategic investment (both Wave 1 and Wave 2 projects) including offshore spend on EGL4 and Sea Link capacity reserve advance payments, and increased onshore spend including North London Reinforcement, Yorkshire Green, Tilbury-Grain and Norwich-Tilbury along with other smaller projects. In addition, investment was higher from progress on projects such as Uxbridge
Moor, Wallend and Margam and also increased for IT and cyber including a new state-of-the-art control room and Supervisory Control and Data Acquisition (SCADA) system. Capitalised interest and interest on prepayments of £229 million was £86 million higher than the prior year due to higher levels of assets under construction.
UK Electricity Distribution increased by £191 million primarily due to increased asset replacement and refurbishment, higher reinforcement works (in line with the scale up under RIIO-ED2), along with higher non‑load capex driven by higher volumes across overhead lines and diversions and increased investment in IT and telecoms.
In New England capital investment increased by £292 million (up £393 million at constant currency)
compared with the prior year. This was driven by spend on electric distribution including increases in asset condition and system capacity, as well as grid modernisation through Advanced Metering
Infrastructure and Fault Location Isolation and Service Restoration (FLISR), higher electric transmission investment primarily from asset condition and system capacity work, along with an increase in IT investment. Investment in gas distribution remained relatively stable, with lower Gas System Enhancement
Plan activity being partly offset by increased enhanced safety regulation compliance investment.
Capital investment in New York was £139 million higher (up £327 million at constant currency) compared with the prior year. The principal driver of this was higher electric investment, driven by system reinforcement and increasing capacity to fulfil clean energy investment commitments (Upstate Upgrade and Climate
Leadership and Community Protection Act programmes) but also higher from an increase in the level of IT system development. Investment in our gas networks was lower than in the prior year, with reduced investment on our mains replacement programme, partly offset by higher spend on city state construction and other mandated programme spend.
Capital investment in National Grid Ventures was £269 million lower (£253 million lower at constant currency) with £210 million of this decrease attributable to the disposals of NG Renewables and
Grain LNG, and £53 million reflects the completion of construction of Viking Link interconnector during 2024/25.
UK Electricity System Operator reported no capital investment since being classified as held for sale during 2023/24.
Asset growth and regulated asset growth (non‑GAAP measures)
A key part of our investor proposition is growth in our regulated asset base. The regulated asset base is a regulatory construct, representing the invested capital on which we are authorised to earn a cash return.
By investing efficiently in our networks, we add to our regulatory asset base over the long term and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value (RAV) in the UK, plus our rate base in the US (these are used to measure our ‘regulated asset growth’). We also invest in related activities that are not subject to network regulation and this further contributes to ‘asset growth’.
In total, asset growth in 2025/26 was 10.9% (2025: 9.0%). Asset growth tracks the overall increase in assets (excluding foreign exchange movements and the impact of significant increases or decreases from business acquisition or disposal transactions) using a combination of UK RAV and US rate base for our regulated businesses, and IFRS balances for our non-regulated businesses. Asset growth excludes the impact of the reduction in assets in our National Grid Ventures businesses as a result of the disposal of our Grain LNG and National Grid Renewables businesses during 2025/26. A detailed calculation of asset growth is provided on page 247.
In terms of asset growth by business sector, UK RAV growth was 12.8% (2025: 9.8%) driven by increased ‘slow money’ additions and RAV indexation, along with higher RAV depreciation. US rate base grew strongly by 10.3% (2025: 11.5%), with continued high levels of capital expenditure (as measured under US GAAP) and more assets coming into service during the year resulting in increased rate base at 31 March 2026. On a combined basis, the increase in our UK RAV and US rate base (at constant currency) produced ‘regulated asset growth’ of 11.7% (2025: 10.5%).
Non-regulated businesses’ growth was 4.3% (2025: (2.1)%) primarily as a result of ongoing investment in our US Servco on IT, which will support our US regulated businesses, partly offset by lower assets held in our UK Property business.

National Grid plc Annual Report and Accounts 2025/26	79	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Cash flow, net debt and funding
Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 29 to the financial statements. ‘Adjusted net debt’ used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation, see page 242.
The following table summarises the Group’s cash flow for the year, reconciling this to the change in net debt.
Summary cash flow statement

£m	2025/26	2024/25	Change
Cash generated from continuing operations	7,861	6,991	12%
Purchase of intangibles, PP&E, investments in JVs and acquisition of financial investments (net of disposals)	(10,601)	(9,713)	(9)%
Dividends from JVs and associates	105	126	(17)%
Business net cash outflow from continuing operations	(2,635)	(2,596)	(2)%
Net interest paid	(1,701)	(1,588)	(7)%
Net tax paid	(32)	(183)	83%
Cash dividends paid	(1,623)	(1,529)	(6)%
Other cash movements	39	11	255%
Net cash outflow (continuing)	(5,952)	(5,885)	(1)%
Disposals of subsidiaries and associates[1]	2,809	1,263	122%
Discontinued operations	—	22	(100)%
Rights Issue (net of costs)	—	6,839	(100)%
Other, including net financing raised/(repaid) in year	2,195	(1,474)	n/m
(Decrease)/increase in cash and cash equivalents	(948)	765	n/m

Reconciliation to movement in net debt
(Decrease)/increase in cash and cash equivalents	(948)	765	n/m
Less: other net cash flows from investing and financing transactions	(2,195)	1,474	n/m
Net debt reclassified to held for sale	—	(55)	100%
Impact of foreign exchange movements on opening net debt	624	528	18%
Other non-cash movements	(270)	(476)	43%
(Increase)/decrease in net debt	(2,789)	2,236	n/m
Net debt at start of year	(41,371)	(43,607)	5%
Net debt at end of year	(44,160)	(41,371)	(7)%
1.Cash proceeds of £1,499 million for Grain LNG (less £163 million balance of cash and cash equivalents disposed) and £1,531 million for National Grid Renewables (less £58 million balance of cash and cash equivalents disposed) (2025: cash proceeds of £628 million for ESO (less £51 million balance of cash and cash equivalents disposed) and £686 million for the disposal of 20% retained interest in National Gas Transmission).
Cash flow generated from continuing operations was £7.9 billion, £870 million higher than last year, mainly due to higher net revenues (i.e. after deducting pass-through costs) increasing operating profit and favourable working capital inflows. Cash expended on investment activities increased as a result of continued growth in our regulated businesses including a significant step-up of cash capital investment in
UK Electricity Transmission, which was £1.1 billion higher than the prior year, along with higher investment in New York, New England and UK Electricity Distribution. This includes ongoing cash investment in Grain
LNG and National Grid Renewables, subsequent to these businesses being reclassified as held for sale.
Net interest paid increased mainly as a result of lower interest income following Rights Issue proceeds being utilised to fund the capital investment programme across the Group, along with the impact of the timing of cash interest payments (accrued interest movements), partly offset by a higher average level of net debt. The Group made net tax payments of £32 million (2025: £183 million) during 2025/26. This decrease mainly related to lower cash tax payable in our US business as a result of offsetting losses and lower cash tax payable in the UK as a result of our expanding capital programme.
The higher cash dividend reflected a lower weighted average scrip uptake of 28% in the current year
(2025: 31%) along with the annual inflationary increase and a higher share count.
In 2025/26, we completed the sale of our National Grid Renewables business for net cash proceeds of
£1,473 million and also sold our UK Grain LNG business for net cash proceeds of £1,336 million. These net cash proceeds exclude cash balances sold with these businesses and exclude a provision for estimated post closing capital expenditure obligations (see note 10 of the financial statements). In 2024/25, we had cash inflows of £628 million from the sale of our UK Electricity System Operator business to the UK. We also sold our final 20% interest in National Gas Transmission for proceeds of £686 million.
During the year, we raised £4.2 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. In addition, we signed £2.4 billion of new loan facilities, undrawn as at 31 March 2026, which we expect to draw in the future, including £1.7 billion across two loan facilities that are guaranteed by European Export Credit Agencies and which are aligned with our Green Financing Framework. Finally, on 13 April 2026, National Grid North America Inc. signed a new £0.7 billion equivalent term loan.
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
As at 13 May 2026, we have £8.0 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates no earlier than May 2027. National Grid’s balance sheet remains robust, with strong overall investment grade ratings from Moody’s, Standard & Poor’s (S&P) and Fitch.
The Board has considered the Group’s ability to finance normal operations as well as funding a significant capital programme. This includes stress testing of the Group’s finances under a ‘reasonable worst-case’
scenario, assessing the timing of the sale of businesses held for sale and the further levers at the Board’s discretion to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so.

National Grid plc Annual Report and Accounts 2025/26	80	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Financial position
The following table sets out a condensed version of the Group’s IFRS balance sheet.
Summary balance sheet

£m	31 March 2026	31 March 2025	Change
Goodwill and intangibles	13,296	13,096	2%
Property, plant and equipment	81,520	74,091	10%
Assets and liabilities held for sale	—	2,194	(100)%
Other net liabilities	(1,663)	(805)	(107)%
Tax balances	(9,049)	(8,246)	(10)%
Net pension assets	2,147	1,916	12%
Provisions	(2,761)	(3,049)	9%
Net debt	(44,160)	(41,371)	(7)%
Net assets	39,330	37,826	4%
Goodwill and intangibles increased mainly as a result of additional investment in IT systems, partly offset by amortisation and exchange rate movements. Property, plant and equipment increased mainly as a result of the continuing capital investment programme offset by depreciation and exchange rate movements.
Assets and liabilities held for sale at 31 March 2025 comprised our UK Grain LNG business and our
US National Grid Renewables business, both of which were sold during 2025/26. Tax balances increased principally from accelerated tax depreciation due to ongoing capital investment and movements in other net temporary differences, partly offset by exchange rate movements. Net pension assets increased mainly as a result of returns on investments and actuarial gains on scheme net assets. Provisions were reduced principally as a result of utilisation of US environmental and UK interconnector revenue provisions, exchange rate movements, partly offset by the impact of the discount unwind. Other movements are largely explained by net working capital inflows and changes in the sterling–dollar exchange rate.
Regulatory gearing was maintained at 61% as at 31 March 2026 (2025: 61%). Regulatory gearing is a non-GAAP measure and is calculated as net debt as a proportion of total regulatory asset value and other business invested capital. Beneficial inflows from the proceeds for the sales of businesses (National Grid
Renewables and Grain LNG) were offset by financing outflows for net interest and dividend payments.
Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March 2026 was 61% (2025:
60%), with the current overall Group credit rating of BBB+/Baa1 (S&P/Moody’s).
Retained cash flow as a proportion of adjusted net debt was 9.3%, 50bps lower than 2024/25 but well above the long-term average level of 7.0% indicated by Moody’s, as consistent with maintaining our current Group rating.
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
As explained on page 242, regulated financial performance adjusts reported operating profit to reflect the impact of the Group’s various regulatory economic arrangements in the UK and US. In order to show underlying performance, we calculate RoE measures excluding exceptional items of income or expenditure.
Group RoE is used to measure our performance in generating value for our shareholders by dividing regulated and non-regulated financial performance, after interest and tax, by our measure of equity investment in all our businesses, including the regulated businesses, NGV and other activities and joint ventures. For further details, please see page 244.
Regulated businesses’ RoEs are measures of how the businesses are performing compared with the assumptions and allowances set by our regulators. US jurisdictional and UK entity regulated returns are calculated using the capital structure assumed within their respective regulatory arrangements and, in the case of the UK, assuming long-run inflation of 2% CPIH under RIIO-2. As these assumptions differ between the UK and the US, RoE measures are not directly comparable between the two geographies. In our performance measures, we compare achieved RoEs to the level assumed when setting base rate and revenue allowances in each jurisdiction.
Return on Equity ‘RoE’ (non-GAAP measures)

%	2025/26	2024/25	Change
UK Electricity Transmission	8.2%	8.3%	-10bps
UK Electricity Distribution	8.1%	7.9%	20bps
New England	9.2%	9.1%	10bps
New York	9.0%	8.7%	30bps
Group RoE	9.8%	9.0%	90bps
In 2025/26, UK Electricity Transmission achieved operational returns of 8.2%, delivering 100bps of outperformance under RIIO-T2, mainly from totex performance related to savings on capital delivery
(2025: 8.3% achieved return, or 100bps above the allowed base return). UK Electricity Distribution achieved an operational return of 8.1% in 2025/26, including 50bps outperformance, mostly consisting of non‑totex DSO performance incentives (2025: 7.9% achieved return, or 20bps above the allowed base return).
New England’s achieved return of 9.2% was 96% of the allowed return in 2025/26 compared with an achieved return of 9.1% in 2024/25. New York’s achieved return of 9.0% was 96% of the allowed return in 2025/26 compared with an achieved return of 8.7% in 2024/25. The quoted returns for New England and New York represent the weighted average return across operating companies within each jurisdiction.
Overall Group RoE, which incorporates NGV, property, corporate and other activities, and financing and tax performance, was 9.8% in 2025/26 compared with 9.0% achieved in 2024/25.

National Grid plc Annual Report and Accounts 2025/26	81	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Tax transparency
As a responsible taxpayer, we have voluntarily included additional tax disclosures, which we believe are of interest to our stakeholders. For information on the Company’s activities, please see page 4, and for a definition of discontinued operations, please see note 10 to the financial statements.
Tax strategy
National Grid is a responsible taxpayer. Our approach to tax is consistent with the Group’s broader commitments to doing business responsibly and upholding the highest ethical standards. This includes managing our tax affairs, as we recognise not only that our tax contribution supports public services but also that responsible tax practices are part of our social licence and are a key enabler of stakeholder trust, especially for customers, regulators and tax authorities. We endeavour to manage our tax affairs so that we pay and collect the right amount of tax, at the right time, in accordance with the tax laws in all the territories in which we operate. We will claim valid tax reliefs and incentives where these are applicable to our business operations, but only where they are widely accepted through the relevant tax legislation such as those established by government to promote investment, employment and economic growth.
We do not have operations in tax havens or low-tax jurisdictions without commercial purpose.
We have a strong governance framework and our internal control and risk management framework helps us manage risks, including tax risk, appropriately. We take a conservative approach to tax risk. While there is no prescribed limit to the amount of acceptable tax risk, any material tax judgements are subject to review and monitoring under our risk management framework with escalation to the Audit & Risk
Committee as appropriate.
Our financial statements have been audited. The figures in the tax transparency disclosures in the
Annual Report and Accounts have been taken from our financial systems, which are subject to our internal control framework.
We act with openness and honesty when engaging with relevant tax authorities and seek to work with tax authorities on a real-time basis. We engage proactively in developments of external tax policy and engage with relevant bodies where appropriate. Ultimate responsibility and oversight of our tax strategy and governance rests with the Audit & Risk Committee, with executive management delegated to our
Chief Financial Officer who oversees and approves the tax strategy on an annual basis. For more detailed information, please refer to our published tax strategy on our website.
Country-by-country reporting summary
We have disclosed in the table below data showing the scale of our activities in each of the countries we operate in. This allows our stakeholders to see the profits earned, taxes paid and the context of those payments. The Group’s entities are tax resident in their jurisdiction of incorporation other than where indicated in the footnotes to note 34 to the financial statements.

2025/26	Revenue			Profit/ (loss) before income tax[3] £m	Income tax accrued – current year[4] £m	Tangible assets/(liabilities) other than cash and cash equivalents[5] £m
Tax jurisdiction	Unrelated party[1] £m	Related party[2] £m	Total £m
United Kingdom	5,472	197	5,669	3,014	9	39,155
United States	12,215	51	12,266	1,104	—	42,365
Isle of Man	—	62	62	64	9	—
Luxembourg	—	—	—	—	—	—
Belgium	—	—	—	—	—	—
Total	17,687	310	17,997	4,182	18	81,520

2024/25	Revenue			Profit/ (loss) before income tax[3] £m	Income tax accrued – current year[4] £m	Tangible assets/(liabilities) other than cash and cash equivalents[5] £m
Tax jurisdiction	Unrelated party[1] £m	Related party[2] £m	Total £m
United Kingdom	6,707	241	6,948	2,703	67	34,680
United States	11,671	58	11,729	947	47	39,411
Isle of Man	—	51	51	51	—	—
Luxembourg	—	—	—	—	—	—
Belgium	—	—	—	1	—	—
Total	18,378	350	18,728	3,702	114	74,091
1.Unrelated party revenue comprises revenue from continuing operations of £17,687 million (2025: £18,378 million) (see note 2 to the financial statements) and revenue from discontinued operations of £nil (2025: £nil) (see note 10 to the financial statements).
2.Related party revenue only includes cross-border transactions and comprises related party revenue from continuing operations of £310 million (2025: £350 million) and related party revenue from discontinued operations of £nil (2025: £nil).
3.Profit/(loss) before income tax (PBT) from operations after exceptionals comprises continuing operations PBT of £4,182 million
(2025: £3,650 million) (see consolidated income statement) and discontinued operations PBT of £nil million (2025: £52 million)
(see note 10 to the financial statements).
4.Current year income tax accrued comprises current year income tax from continuing operations of £18 million (2025: £113 million)
(see note 7 to the financial statements) and current year income tax from discontinued operations of £nil million (2025: £1 million).
See the tax charge to tax paid reconciliation below for further information.
5.Tangible assets comprises property, plant and equipment (see consolidated statement of financial position) and excludes tangible fixed assets for businesses classified as ‘held for sale’ or disposed of during the year of £962 million (Grain LNG £962 million) (2025: £1,359 million UK Electricity System Operator (ESO) £121 million, National Grid Renewables £340 million, Grain LNG £898 million) (see note 10 to the financial statements).

National Grid plc Annual Report and Accounts 2025/26	82	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Our Isle of Man company is a captive insurance company and pays taxes in the Isle of Man as applicable.
The company is treated as a controlled foreign company for UK tax purposes and, as such, additional
UK corporation tax is paid on its profits under the UK controlled foreign company rules.
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
Group’s total tax charge to tax paid
The total tax charge for the year disclosed in the financial statements in accordance with accounting standards and the equivalent total corporate income tax paid during the year will differ.
The principal differences between these two measures are as follows:
Reconciliation of Group’s total tax charge to tax paid

£m	2025/26	2024/25
Total Group tax charge[1]	939	822
Adjustment for Group non-cash deferred tax	(1,093)	(783)
Adjustments for Group current tax (charge)/credit in respect of prior years	172	75
Group current tax charge	18	114
Group tax charge not payable in the current year	(9)	(46)
Group tax instalment payments (repayable)/payable in respect of the prior year	—	25
Tax instalment payments over/(under) paid in the current year	3	(27)
Tax recoverable offset against current tax payments due	—	—
Tax instalment payments over/(under) paid due in the following year	—	—
Group tax payment/(refunds) in respect of prior years paid in the current year	22	—
Tax charge/(credit) included elsewhere in the accounts[2]	(2)	117
Group tax paid	32	183

Profit before income tax[3]	4,182	3,702

	%	%
Effective cash tax rate	0.8	4.9
Effective tax rate[4]	22.5	22.2
1.Total Group tax charge from operations after exceptionals is comprised of tax charge of continuing operations of £939 million
(2025: £821 million) and discontinued operations of £nil (2025: £1 million).
2.Relates to amounts charged through OCI (2025: relates to amounts charges in other liabilities in note 10).
3.Profit/(loss) before income tax (PBT) from continuing operations after exceptionals is comprised of continuing operations
PBT of £4,182 million (2025: £3,651 million) and discontinued operations PBT of £nil (2025: £52 million).
4.Effective tax rate for continuing operations after exceptionals is 22.5% (2025: 22.5%) and discontinued operations is nil% (2025: 2.1%).
Effective cash tax rate
The effective cash tax rate for the total Group is 0.8%. The difference between this and the accounting effective rate of 22.5% is primarily due to the following factors.
National Grid is a capital-intensive business, across both the UK and the US, and invests significant sums each year in its networks. In 2025/26, the Group’s total capital expenditure was £11,549 million
(excluding JV investment). To promote investment, tax legislation allows a deduction for qualifying capital expenditure at a faster rate than the associated depreciation in the statutory accounts. The impact of this is to defer cash tax payments into future years.
Within the UK, tax relief for capital expenditure on property, plant and machinery is given in law via capital allowances. From 1 April 2023, HM Treasury have increased the rates of capital allowances on in year capital expenditure spend to 100%/50% (previously 18%/6%). This accelerated tax relief, combined with the increased capital expenditure in the UK, significantly reduces the Group’s UK cash tax liability and as a consequence reduces the effective cash tax rate for the year. This trend is expected to continue while
UK capital expenditure remains at current levels and capital allowance rates remain as they are.
The sale of Grain LNG in the year gave rise to a non-taxable gain as it met the conditions of the
UK Substantial Shareholding Exemption. This also reduced the effective cash tax rate for the year.
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
Group’s total tax contribution 2025/26
Taxes borneTaxes collected
£1.9bn
£1.3bn

Key:		£m
ò	People	305
ò	Product	224
ò	Profit	32
ò	Property	1,306
ò	Miscellaneous	31
	Total	1,898

Key:		£m
ò	People	911
ò	Product	359
ò	Miscellaneous	1
	Total	1,271

National Grid plc Annual Report and Accounts 2025/26	83	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Taxes borne are a cost to the Group. Taxes collected are taxes generated by the operations of the Group which we are obliged to administer on behalf of the government (e.g. income tax under PAYE, employees’
national insurance contributions).

2025/26	Tax contribution
Tax jurisdiction	Income tax paid/ (repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne[2] £m	Taxes collected £m	Total tax contribution £m	Number of employees[3] as at 31 March 2026
United Kingdom	36	247	162	428	873	14,554
United States	(4)	1,060	397	843	2,296	18,472
Ireland	—	—	—	—	—	—
Isle of Man	—	—	—	—	—	—
Luxembourg	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—
Total	32	1,307	559	1,271	3,169	33,026

2024/25	Tax contribution
Tax jurisdiction	Income tax paid/ (repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne[2] £m	Taxes collected £m	Total tax contribution £m	Number of employees[3] as at 31 March 2025
United Kingdom	156	247	140	858	1,401	13,477
United States	27	990	382	788	2,187	18,177
Ireland	—	—	—	—	—	—
Isle of Man	—	—	—	—	—	—
Luxembourg	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—
Total	183	1,237	522	1,646	3,588	31,654
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
For 2025/26, our total tax contribution was £3,169 million (2024/25: £3,588 million), taxes borne were
£1,898 million (2024/25: £1,942 million) and taxes collected were £1,271 million (2024/25: £1,646 million).
The reduction in taxes borne is primarily the result of reduced income taxes paid because of increased capital spend and an increase in UK capital allowance rates. This reduction is partially offset by an increase in US property taxes which is paid to over 1,200 cities and towns in Massachusetts, New Hampshire,
New York, Rhode Island and Vermont to help fund local services.
The reduction in taxes collected is primarily the result of a reduction in our net VAT position because of higher input VAT on our increased capital spend.
In the UK, we participate in the 100 Group’s Total Tax Contribution Survey. The survey ranks the
UK’s biggest listed companies in terms of their contribution to the total UK Government’s tax receipts.
The most recent result of the survey for 2024/25 ranks National Grid as the 20th highest contributor of UK taxes (2023/24: 15th), the 18th highest in respect of taxes borne (2023/24: 12th) and 2nd
(2022/23: 2nd) in respect of capital expenditure of £3,947 million (2022/23: £3,052 million) on fixed assets. Our ranking in the survey is proportionate to the size of our business and capitalisation relative to the other contributors to the survey.
However, National Grid’s contribution to the UK and US economies is broader than just the taxes it pays over to and collects on behalf of the tax authorities.
Both in the UK and the US, we employ thousands of individuals directly. We also support jobs in the construction industry through our capital expenditure, which in 2025/26 was £11,549 million (excluding
JV investment), as well as supporting a significant number of jobs in our supply chain. Furthermore, as a utility we provide a core essential service which allows the infrastructure of the country/states we operate in to run smoothly. This enables individuals and businesses to flourish and contribute to the economy and society.
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
To ensure that the needs of our stakeholders are considered in the development of tax policy, we are a member of a number of industry groups which participate in the development of future tax policy, such as the Electricity Tax Forum, together with the 100 Group in the UK, which represents the views of
Finance Directors of FTSE 100 companies and several other large UK companies. We undertake similar activities in the US, where the Group is an active member in the Edison Electric Institute, the American
Gas Association, the Global Business Alliance, the American Clean Power Association, the Business
Council for Sustainable Energy and the Solar Energy Industries Association.
Feedback from these groups, such as the results of the 100 Group Total Tax Contribution survey, helps to ensure that we consider the needs of our stakeholders and are engaged at the earliest opportunity on tax issues which affect our business.

National Grid plc Annual Report and Accounts 2025/26	84	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial review cont.
Pensions
In 2025/26, defined contribution pensions, defined benefit pensions and other post-employment benefit operating costs were slightly lower than prior year at £279 million (2025: £305 million).
During the year, our pensions and other post-retirement benefit plans increased from a net surplus position of £1,916 million at 31 March 2025 to a net surplus of £2,147 million at 31 March 2026.
This was principally the result of actuarial gains on plan assets of £72 million (higher investment returns)
and actuarial gains on plan liabilities of £215 million (including changes in US post-retirement demographic assumptions). Employer contributions during the year were £120 million (2025: £282 million), including
£4 million (2025: £12 million) of deficit contributions. As at 31 March 2026, the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting surplus (2025: surplus) is shown below. Further information can be found in note 25 to the financial statements.
We continue to actively manage our defined benefit pension obligations, including by transferring defined benefit pensions risk to insurers where appropriate. During the year, £0.9 billion of UK pension liabilities and £0.5 billion of US pension liabilities were secured with insurers via bulk annuity transactions.
Net defined benefit asset

	UK pensions		US pensions		US other post-retirement benefits		Total
	2026	2025	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m	£m	£m
Liabilities	(51)	(51)	(186)	(196)	(123)	(326)	(360)	(573)
Assets	1,122	1,179	599	672	786	638	2,507	2,489
Net defined benefit asset	1,071	1,128	413	476	663	312	2,147	1,916
Dividend
The Board has recommended a final dividend of 32.14p per ordinary share ($2.1738 per American
Depository Share), which will be paid on 23 July 2026 to shareholders on the register of members as at
29 May 2026. If approved, this will bring the full-year dividend to 48.49p per ordinary share, representing an increase of 3.8% to the dividend per share for 2024/25. This is in line with the increase in average
UK CPIH inflation for the year ended 31 March 2026 as set out in our dividend policy.
The Board aims to grow annual dividend per share (DPS) in line with UK CPIH, thus maintaining the DPS in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.
At 31 March 2026, National Grid plc had £17.0 billion of distributable reserves, which is sufficient to cover more than five years of forecast Group dividends. If approved, the final dividend will absorb approximately
£1,598 million of shareholders’ funds. The 2025/26 full dividend is covered approximately 1.6x by underlying earnings.
The Directors consider the Group’s capital structure at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.
A scrip dividend alternative will again be offered in respect of the 2025/26 final dividend.
New accounting standards
We did not adopt any new accounting standards in 2025/26. Amendments to certain existing accounting standards were adopted during the year, but these had no material impact on the Group’s results or financial statement disclosures.
Post balance sheet events
For further details, see note 36 to the financial statements.

National Grid plc Annual Report and Accounts 2025/26	85	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Section 172 Statement and Non-financial and sustainability information statement
Section 172(1) Statement
The Board recognises its responsibilities to the Group’s stakeholders and to wider society, and the importance of effective engagement in delivering the Group’s long‑term strategy. The Directors have regard to the interests and perspectives of stakeholders when making decisions and are responsible for setting and overseeing the Group’s culture and values, which underpin those decisions. In balancing the often competing priorities of stakeholders, the Board seeks to support the long‑term, sustainable success of the Group and maintain high standards of conduct consistent with its purpose and values.
Throughout the year, the Directors have acted in the way they considered, in good faith, was most likely to promote the long-term success of the Company for the benefit of its members as a whole, and have had regard to the matters set out in section 172 of the Companies Act 2006. Further information on how the Board has had regard to each of these matters is set out below.

Section 172 factor	Disclosure	Page
The likely consequence of any decision in the long term	Our strategic priorities	16
	Our business model	12
The interests of the Company’s employees	Our stakeholders	23
	Responsible Business review	38
	Board workforce engagement	95
The need to foster the Company’s business relationships with suppliers, customers and others	Our stakeholders	23
	Responsible Business review	38
	Board stakeholder engagement	95
The impact of the Company’s operations on the community and the environment	Our stakeholders	23
	Responsible Business review	38
	TCFD	53
Maintaining a reputation for high standards of business conduct	Responsible Business review	38
	Corporate Governance overview	89
The need to act fairly as between members of the Company	Our stakeholders	23
	Responsible Business review	38
	Board stakeholder engagement	95
Additional information on the Board’s engagement with key stakeholders can be found on page 95.

Further reading	Environment	Social matters and employees	Anti-corruption and bribery	Human rights
Our policies and due diligence	40 — 44	45 — 46 and 49 — 52	50	50
Outcomes	40 — 44	45 — 46 and 49 — 52	50	50
Non-financial and sustainability information statement
This page contains disclosures in compliance with sections 414CA and 414CB of the
Companies Act 2006. The non-financial information listed below is incorporated by cross-
reference.

Environmental matters	40 — 44 and 53 — 68
Our employees	47 — 48 and 95
Social matters	45 — 46 and 49 — 52
Human rights	50 and 234
Anti-corruption and anti-bribery	50
In addition, other information describing the business relationships, products and services which are likely to cause adverse impacts in relation to the matters above can be found as follows:

Business model	12 — 13
KPIs	26 — 29
Our stakeholders	23 — 25
Risks	32 — 36
TCFD	53 — 68
Responsible Business Committee report	106
People & Remuneration Committee report	107 — 108
The Company complies with FCA UK Listing Rule 6.6.6R(8) and aligns our climate-related financial disclosures with the TCFD’s four pillars and 11 recommended disclosures under those pillars.
The Company’s TCFD reporting and index for the 11 recommended disclosures can be found on pages
53 — 68.

National Grid plc Annual Report and Accounts 2025/26	86	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Viability Statement
The Board’s consideration of the longer-term viability
of the Group is an extension of the business
planning process.
Our business strategy aims to enhance our long-term prospects by making sure our operations and finances are sustainable. The business planning process includes financial forecasting, risk assessment and regular budget reviews, as well as scenario planning of industry trends including emerging issues and economic conditions.
As required by provision 31 of the 2024 UK Corporate Governance
Code, the Board has formally assessed the prospects of the Group over the next five financial years, which is in line with the Company’s
Strategic Business Plan.
We also consider how various emerging risks could impact our
Group Principal Risks and we include a cluster scenario to assess potential impacts if several of our Group Principal Risks were to crystallise at the same time.
Risk cluster
The impact of multiple Group Principal Risks crystallising over the assessment period was selected by considering the most significant threat to our viability. Scenarios modelled the financial impact of a significant cyber attack resulting in a material data breach, a catastrophic asset failure in the US gas business, a severe loss of supply, and the potential impact on our New York gas operating licences, including a period of reduced access to capital markets.
Stress testing concluded that, while the cluster scenarios would lead to significant impacts, management would have mitigation strategies available to ensure the Company remains viable over the five-year assessment period. National Grid operates in largely stable, regulated markets and the robust financial position of the Group, including the ability to sell assets, raise capital and suspend or reduce the payment of dividends, provides a multiple opportunities to secure viability in addition to ensuring we would have a sound operational response.
Viability
The Directors are satisfied that they have sufficient information to judge the viability of the Company and, based on the assessment described above and on pages 30 – 37, have a reasonable
expectation that the Company will be able to continue operating and meet its liabilities as they fall due in the period to May 2031.
The Strategic Report, comprising pages 1 – 86, was approved by the
Board and signed on its behalf. By order of the Board
Julian Baddeley
Group Company Secretary
13 May 2026
Principal Risk stress testing
Each Group Principal Risk was considered and, where appropriate, a stress testing scenario was identified to assess impacts on reputation and financial performance over the five-year assessment period as detailed below. All scenarios are considered low probability events.

High

Financial impact

Low
	Internal	Reputational impact	International

Group Principal Risk	Stress testing scenarios
Catastrophic security incident*	A significant successful cyber attack.
Significant safety or environmental event (asset failure)*	A catastrophic failure of the US gas system, leading to a major safety breach or environmental spill.
Loss of supply*
An extreme weather event leads to the
failure of critical energy assets and
networks, resulting in a widespread loss
of gas and electricity supply across the
US, UK and interconnectors, impacting a
significant number of customers.

Major capital projects	Inability to either successfully secure appropriate incentive mechanisms and/ or deliver our major capital projects.
Satisfactory regulatory outcomes	Poor outcome of future US rate case filings, and low performance under RIIO- T3 in the UK.

Group Principal Risk	Stress testing scenarios
Climate change mitigation	Inability to meet net zero targets.
Political and societal expectations	Challenges in NY/MA to meet increasing demand due to infrastructure constraints alongside diminishing acceptance of the energy transition.
People capability and capacity	n/a
Financing our business*	Financing a significant capital investment programme amid higher interest rates, inflation, and concerns about cash flow sufficiency and market risk.
* as part of risk cluster.
Read more about our Group Principal Risks on pages 31 – 37.

National Grid plc Annual Report and Accounts 2025/26	87	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Governance with purpose
Powering
performance
today and
tomorrow

88	Chair’s statement
89	Governance overview
91	Our Board
94	Key Board activities
95	Culture and workforce engagement
96	Board evaluation
97	Directors’ induction, development and training
98	Nomination Committee report
100	Audit & Risk Committee report
105	Safety & Operations Committee report
106	Responsible Business Committee report
107	Directors’ Remuneration report

National Grid plc Annual Report and Accounts 2025/26	88	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Chair’s statement

Dear shareholder
I am pleased to introduce our Corporate
Governance Report, which explains how the Board
governs the Company in support of long‑term
value creation and the responsible delivery of our
strategy for shareholders and wider stakeholders.
In a year marked by global uncertainty and a
complex external environment, effective
governance matters more than ever; it helps
ensure we take well‑judged decisions at pace and
manage risk thoughtfully.

Our approach to this year’s Governance Report
In preparing this year’s Governance Report, we have taken a more focused and streamlined approach. Our reporting has been sharpened to concentrate on matters most material to the Company’s long‑term success, including key strategic and governance considerations, the actions taken by the Board and its Committees, and the outcomes achieved. We have focused on reducing duplication and narrative without clear purpose, and reflected how the Board has applied the principles of the 2024 Code in practice. The report is intended to provide a clear, balanced and meaningful account of the Board’s stewardship on behalf of shareholders and wider stakeholders.
As always, the Board balances its deliberative time on major strategic, regulatory and business decisions. It was a busy year on the regulatory front in particular. Our largest business, UK Electricity
Transmission, submitted its RIIO-T3 rate case last year. Investability and workability of the proposed Ofgem framework were actively discussed by the Board. We also considered rate filings in our
Upstate New York electric and natural gas distribution business and Massachusetts gas business with affordability as a major consideration. With largely supportive regulatory outcomes, we were able to extend and upgrade the five-year financial framework.
At the same time, active monitoring of performance remains key.
We routinely reviewed the manner in which we are executing our
£70 billion capital plans. Safety and reliability remain paramount, and the Board has been deeply engaged in understanding asset health, particularly in the aftermath of the North Hyde substation incident.
Chief Executive transition
It is often said that the most consequential decision a Board will make is the appointment of the Chief Executive. National Grid flourished under the leadership of John Pettigrew. But succession planning has been under consideration by the Board as an ongoing process. That process led us to the announcement on 1 May 2025 that Zoë Yujnovich would join National Grid on 1 September 2025 and succeed John at the half-year. This transition plan provided continuity of leadership and uninterrupted delivery. The Board worked closely with Zoë to develop objectives for her first period as Chief
Executive, maintaining focus on safe and reliable operations, disciplined capital allocation, effective delivery of our strategy, and continued attention to culture, talent and stakeholder outcomes.
2024 UK Corporate Governance Code
As a company listed in both the UK and the US, we remain focused on meeting the high standards of governance and disclosure
expected across our markets. This year is our first year reporting against the 2024 UK Corporate Governance Code (the ‘2024 Code’).
We have also continued our multi-year programme of work to ensure we are ready to report fully against Provision 29 in 2027.
Board effectiveness
During the year, the Board has progressed actions arising from our last internal evaluation. We adopt goals as a Board that keep us focused on Board and Committee processes, the quality of
discussion, and robust decision-making. In line with our three-year evaluation cycle, the Board commissioned an externally facilitated evaluation this year. The findings and recommendations will be reported in next year’s Annual Report. Further information can be found on page 96.
Reconsideration of Committee structures
The UK Governance Code has led most companies to structure their committees in similar fashion, with Audit, Nominations, and
Remuneration as the key functions. In our industry, having a safety committee is customary. But as part of our effectiveness efforts, we reviewed our register of Group Principal Risks, looked forward to emerging trends and issues, and concluded it would be salutary to refresh our governance architecture with overall oversight remaining with the Board. The specifics of how we have realigned and
enhanced the coverage of key risks across the committee structure can be found on page 89 and in the Committee reports.
Stakeholders
The Board has remained close to our key stakeholders across the year. In addition to receiving input from investors, we have engaged with regulators, public officials, and community representatives as we hold our meetings at various locations in our franchised service areas.
The Board has had routine engagement with employees, including site visits to key operational sites and projects across the UK and US, as set out on page 95.
AGM
Over the years, most of our shareholders have opted to participate in the Annual General Meeting (AGM) remotely. For the few
shareholders who remain interested in attending in person, we will hold the in-person meeting in July 2026 adjacent to our Warwick, UK campus. It will be a hybrid meeting, meaning that shareholders may join online during the live meeting. Further details are set out in the
Notice of AGM, available on our website.
Paula Rosput Reynolds
Chair
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	89	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Governance overview
We maintain a high-functioning, balanced Board.
Our governance framework supports effective decision-
making and robust oversight of the Group's activities,
underpinned by our core values: do the right thing;
find a better way; and make it happen.
Governance structure
The matters reserved for the Board, together with the Terms of
Reference of each Board Committee, are set out in the Board
Governance document, which is available on the Company’s website.
Changes to the Board Committees during the year
During the year, the Board undertook a review of the structure, remit and effectiveness of its Committees. Informed by feedback from the
Board evaluation and a series of stakeholder engagement exercises, the Board implemented a revised Committee structure in November
2025, as illustrated in the diagram opposite. The principal changes were as follows:
–The remit of the Audit & Risk Committee was expanded to incorporate the responsibilities previously overseen by the Finance Committee.
–The remit of the Remuneration Committee was broadened to
include wider people matters below Board level, including high potential talent pipeline, culture and workforce engagement.
–The former Safety & Sustainability Committee was separated into a Safety & Operations Committee and a Responsible Business
Committee, reflecting the distinct nature and scale of these areas.
The restructure aligns the Group Principal Risks to the committees best placed for specialist oversight, with the Audit & Risk Committee reviewing the overall effectiveness of the Group’s risk management and internal control systems.
Committee memberships and Chairs were aligned to ensure the
appropriate balance of skills and experience under the revised structure.
A Board Standing Committee was also established to provide flexible oversight of ad-hoc and transaction‑specific matters that fall outside the remit or cadence of the Board’s other Committees, supporting timely and efficient Board decision-making.
The Disclosure Committee oversees the identification, review and timely disclosure of market-sensitive and regulatory information, and monitors the effectiveness of the Company’s disclosure controls. The Disclosure
Committee is chaired by the Chief Financial Officer and members include the Chief Executive, Group Chief Legal Officer, Group Company
Secretary and the Director of Investor Relations. The Disclosure
Committee meets in advance of key announcements, including the full and half-year results, and as required throughout the year.

Our governance framework

Board of Directors

The Board has collective responsibility for the long‑term
success of the Group and for providing effective oversight of its activities. It sets the Group’s strategic direction and
objectives, approves the business plan, dividend policy,
viability assessment and governance framework, and
monitors their implementation to promote sustainable success and the creation of long‑term shareholder value.
The Board also establishes the Company’s purpose, values
and culture, and ensures that these are aligned with strategy.

In discharging its responsibilities, the Board considers the interests of key stakeholders and has regard to the matters
set out in section 172 of the Companies Act 2006, thereby
supporting Directors in fulfilling their statutory duties (see page
85). To support effective oversight and the efficient discharge of its responsibilities, the Board has delegated certain matters to its Committees. Each Committee Chair reports regularly to the Board on the activities of their Committee, and Committee papers and minutes are made available to all Directors, save where an actual or potential conflict of interest exists.

Board Committees

Nomination Committee	Audit & Risk Committee	Safety & Operations Committee	Responsible Business Committee	People & Remuneration Committee
Report from page 98	Report from page 100	Report from page 105	Report from page 106	Report from page 107

Group Executive Committee

The Group Executive Committee is responsible for the day-to-day management of the Group and oversees its safety, operational and financial performance. It takes such operational and management decisions as are necessary to deliver the strategy, objectives and targets set by the Board and to safeguard the interests of the Company. Biographical details of the members of the Group Executive Committee are available on the Company’s website. The Group Executive Committee is supported by a number of management committees, as set out in the table below.

Information on the Group Executive Committee can be found on our website.

Group Executive Committees[1]

Group Investment Committee Responsible for approving material capital, operating and investment decisions in line with the Group’s investment strategy.	Audit, Risk & Finance Committee Responsible for overseeing and coordinating audit, risk and financial activities across the Group.	Safety & Operations Committee Responsible for oversight of safety, health and wellbeing, asset management and capital projects, including risk and performance.	Responsible Business Committee Responsible for oversight of Group‑ wide responsible business matters, including political, societal, sustainability and regulatory issues.	People & Remuneration Committee Responsible for setting remuneration and overseeing talent, culture, and people risks to support the Company’s strategy.

National Grid plc Annual Report and Accounts 2025/26	90	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Governance overview cont.
Corporate Governance Compliance Statement
The Company is subject to the Principles and Provisions of the 2024
Code, except for Provision 29 which becomes effective for the financial year beginning 1 April 2026. The Board considers that, for the year ended 31 March 2026, the Company has complied in full with the applicable Provisions of the 2024 Code. For the year ended 31 March
2026, the Company has complied with Provision 29 of the 2018 UK
Corporate Governance Code (the ‘2018 Code’). The table below provides a guide to where the relevant disclosures can be found in this report. The 2024 Code and the 2018 Code are published by the
Financial Reporting Council and are available at frc.org.uk.

1	Board leadership and company purpose
A.	The role of the Board and long-term sustainable success	6, 89-90
B.	Purpose, values, strategy and culture	4-5, 12-13, 16-17, 47-48, 95
C.	Board decisions and outcomes	94-95
D.	Shareholder and stakeholder engagement	23-25, 94-95
E.	Workforce policies and practices	24, 47-48, 95
2	Division of responsibilities
F.	Chair’s leadership	6, 88
G.	Board composition and division of responsibilities	89-90
H.	Time commitment and role of Non-executive Directors	90, 97
I.	Policies, processes, information and resources	88-90, 95, 233
3	Composition, succession and evaluation
J.	Board appointments and succession planning	88, 98-99
K.	Board and Committee skills, experience, knowledge and tenure	91-93, 98-99
L.	Board evaluation	96
4	Audit, risk and internal control
M.	Independence and effectiveness of internal and external audit functions	103
N.	Fair, balanced and understandable assessment	102
O.	Risk management, internal control and determining the nature and extent of principal risks	30-37, 102
5	Remuneration
P.	Remuneration policies and practices	107-126
Q.	Director and senior management remuneration	107-126
R.	Independent judgement and discretion in remuneration outcomes	107-126
Details on information required for our US Securities and
Exchange Commission (SEC) filing and the Form 20-F can be
found on page 252.
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
Meeting attendance
The table below sets out Directors’ attendance at scheduled Board and Committee meetings held during the year ended 31 March 2026.
Three ad hoc Board meetings were also held during the year.

Directors	Committee Chair	Board	People & Governance Committee[1]	Nomination Committee[2]	Audit & Risk Committee	Finance Committee[3]	Safety & Sustainability Committee[4]	Safety & Operations Committee[5]	Responsible Business Committee[6]	Remuneration Committee[7]	People & Remuneration Committee[8]
Paula Rosput Reynolds		7/7	1/1	1/1	–	–	–	–	–	–	–
Zoë Yujnovich[9]		4/4	–	–	–	–	–	–	–	–	–
Andy Agg		7/7	–	–	–	1/1	–	–	–	–	–
Ian Livingston		7/7	–	1/1	5/5	1/1	–	–	3/3	1/1	3/3
Jacqui Ferguson		7/7	–	1/1	5/5	–	2/2	2/2	–	–	–
Iain Mackay		7/7	–	1/1	5/5	1/1	–	–	–	1/1	3/3
Anne Robinson		7/7	–	1/1	–	–	2/2	–	3/3	1/1	3/3
Earl Shipp		7/7	1/1	1/1	–	–	2/2	2/2	3/3	–	–
Jonathan Silver		7/7	1/1	1/1	–	1/1	–	–	3/3	–	3/3
Tony Wood		7/7	1/1	1/1	–	–	2/2	2/2	3/3	–	–
Martha Wyrsch		7/7	–	1/1	–	–	2/2	2/2	–	1/1	3/3
John Pettigrew[10]		5/5	–	–	–	1/1	–	–	–	–	–
1.Reflects attendance for the People & Governance Committee prior to the restructure of the Board Committees.
2.Reflects attendance at the Nomination Committee following the restructure of the Board Committees.
3.Reflects attendance at the Finance Committee prior to the restructure of the Board Committees. Following the restructure, matters considered by the Finance Committee were transferred to the Audit & Risk Committee.
4.Reflects attendance for the Safety & Sustainability Committee prior to the restructure of the Board Committees. Following the restructure, safety matters were transferred to the Safety &
Operations Committee and sustainability matters transferred to the Responsible Business Committee.
5.Reflects attendance at the Safety & Operations Committee following the restructure.
6.Reflects attendance at the Responsible Business Committee following the restructure.
7.Reflects attendance for the Remuneration Committee prior to the restructure.
8.Reflects attendance at the People & Remuneration Committee following the restructure.
9.Zoë Yujnovich was appointed to the Board on 1 September 2025.
10. John Pettigrew retired from the Board effective 16 November 2025.

Committees
Audit & Risk Committee	People & Remuneration Committee	Safety & Operations Committee
Nomination Committee	Responsible Business Committee	Group Executive Committee

National Grid plc Annual Report and Accounts 2025/26	91	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Board

Paula Rosput Reynolds	Zoë Yujnovich	Andy Agg	Ian Livingston
Chair	Chief Executive	Chief Financial Officer	Senior Independent Non-executive Director
Appointed:	Appointed:	Appointed:	Appointed:
Chair on 31 May 2021 Independent Non-executive Director on 1 January 2021	Chief Executive on 17 November 2025 Chief Executive Designate on 1 September 2025	1 January 2019	1 August 2021
Age: 69	Age: 51	Age: 56	Age: 61
Skills and competencies:	Skills and competencies:	Skills and competencies:	Skills and competencies:
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

Zoë is an international energy executive with extensive
experience in large-scale operations, capital delivery, and
performance transformation across complex, global
markets.
She has held senior leadership roles at Rio Tinto and Shell
plc, working across Australia, the United States, the
United Kingdom, the Netherlands, Brazil, and Canada.
She has a strong track record of leading diverse teams
and improving operational and cultural performance. At
Shell, she led major infrastructure projects and large
integrated businesses, including serving as Director of
Integrated Gas and Upstream and as a member of the
Executive Committee.
Zoë brings deep expertise in capital discipline, operational excellence, stakeholder engagement, and navigating
complex energy systems.

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
Trade and Investment. He is a qualified Chartered
Accountant.

External appointments:	External appointments:	External appointments:	External appointments:
–Non-executive Director and Chair of the Safety & Sustainability Committee of GE Vernova –Non-executive Director of Linde plc	–Non-executive Director of Unilever PLC	–Non-executive Director of The Weir Group plc	–Chair of S&P Global Inc. –Chair of BGF Group plc –Member of the House of Lords

Audit & Risk Committee	Nomination Committee	People & Remuneration Committee	Responsible Business Committee	Safety & Operations Committee	Group Executive Committee	Committee Chair

National Grid plc Annual Report and Accounts 2025/26	92	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Board cont.

Jacqui Ferguson	Iain Mackay	Anne Robinson	Earl Shipp
Independent Non-executive Director	Independent Non-executive Director	Independent Non-executive Director	Independent Non-executive Director
Appointed:	Appointed:	Appointed:	Appointed:
1 January 2024	11 July 2022	19 January 2022	1 January 2019
Age: 55	Age: 64	Age: 55	Age: 68
Skills and competencies:	Skills and competencies:	Skills and competencies:	Skills and competencies:
Jacqui has significant non-executive experience in
complex science and technology-centric businesses and
in her executive career as a divisional CEO in the
technology industry. She has global broad business
experience, including in mergers and acquisitions, and has
worked across numerous international and emerging
markets. Jacqui has expertise in leading technology-
enabled transformations, digital, cyber security, technology and business process solutions. Jacqui has formerly held
various senior positions with Hewlett Packard (HP),
including Chief of Staff to the Chairman and CEO, SVP HP
Enterprise Services, Electronic Data Systems (which was
acquired by HP) and KPMG. She was also most recently
the Chair of Tesco Bank.

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

Anne has over 20 years’ legal experience in the financial
services industry, where she has counselled senior
executives on a wide range of legal, regulatory and
business issues. She currently serves as IBM's Senior Vice
President and Chief Legal Officer. Anne brings to the
Board extensive legal expertise across the financial
services and consulting sectors. Anne earned a BS from
Hampton University and a JD from Columbia University
Law School and is an advocate for sponsorship and
mentorship of other women in the legal profession.

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
Program for Corporate Directors.

External appointments:	External appointments:	External appointments:	External appointments:
–Senior Independent Director and Remuneration Committee Chair of Croda International plc –Senior Independent Director at Softcat plc	–Non-executive Director of Schroders plc –Non-executive Director of UK Government Investments Ltd –Non-executive Director of O-I Glass, Inc.	–Senior Vice President and Chief Legal Officer at IBM	–Non-executive Director of Olin Corporation –Non-executive Director of Great Lakes Dredge and Dock Co.

Audit & Risk Committee	Nomination Committee	People & Remuneration Committee	Responsible Business Committee	Safety & Operations Committee	Group Executive Committee	Committee Chair

National Grid plc Annual Report and Accounts 2025/26	93	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Our Board cont.

Jonathan Silver	Tony Wood	Martha Wyrsch	Julian Baddeley
Independent Non-executive Director	Independent Non-executive Director	Independent Non-executive Director	Group Company Secretary
Appointed:	Appointed:	Appointed:	Appointed:
16 May 2019	1 September 2021	1 September 2021	1 July 2024
Age: 68	Age: 60	Age: 68	Age: 45
Skills and competencies:	Skills and competencies:	Skills and competencies:	Skills and competencies:
Jonathan has considerable knowledge of the US-regulated
energy environment, and experience and understanding of
integrating public policy and technology into a utility.
Jonathan’s previous work in the US Department of Energy
included leading the federal government’s $40bn clean
energy investment fund and a $20bn fund focused on
electric vehicles. Jonathan’s strong background in finance
and government policy, along with his long career at the
intersection of policy, technology, finance and energy,
brings innovative insight to the Board’s policy discussions
and to its interaction with management.
Jonathan’s former roles include consultant at McKinsey in
the Financial Institutions practice, COO of Tiger
Management, Senior Advisor to Guggenheim Securities
and Senior Policy Advisor to the US Secretary of
Commerce and the US Secretary of the Interior.

Tony has proven business leadership credentials as an
experienced Chief Executive and brings to the Board
significant engineering experience. Tony was Chief
Executive of Meggitt plc and led the operational and
cultural transformation of the company, transitioning from
an industrial holding structure to a focused and customer-
led business, leveraging technology investment.
Tony was formerly President of the Aerospace division of
Rolls Royce plc and developed a strong reputation as an
operator, turning around and growing several challenging
business units and internationalising the company’s
footprint. Tony is a Fellow of the Royal Aeronautical
Society.

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

Julian is a Chartered Company Secretary and corporate
lawyer. Prior to joining National Grid, Julian served as
Group Company Secretary of abrdn plc, previously known
as Standard Life Aberdeen. He has extensive Board, C-
suite, transactional and regulatory experience in large
FTSE 100 organisations from his former roles at Aviva,
Clifford Chance, Friends Life and Cadbury plc. Julian is
responsible for guiding the Board in governance matters
and leading the Company Secretariat function.

External appointments:
–Independent Director/Trustee of ShareGift and Chair of the Audit Committee
External appointments:	External appointments:	External appointments:
–Chair of the Global Sustainability Platform at Apollo Global Management, Inc. –Chair of Terram Lab	–Non-executive Director of Airbus SE –Chair of Chemring Group plc	–Independent Director of Quanta Services, Inc. –Advisor to Summit Carbon Solutions
Former Directors who served during the year:
John Pettigrew retired from the Board effective 16
November 2025.

Audit & Risk Committee	Nomination Committee	People & Remuneration Committee	Responsible Business Committee	Safety & Operations Committee	Group Executive Committee	Committee Chair

National Grid plc Annual Report and Accounts 2025/26	94	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Key Board activities
Board meeting agendas are agreed in advance by the Chair, Chief Executive and Group Company
Secretary, and are structured to ensure that key standing items are considered across the year, while providing time for deep-dives and flexibility for any additional matters to be considered.

The Board approved Chief Executive succession
arrangements, including the appointment of
Zoë Yujnovich as Chief Executive Designate
(from 1 September 2025) and Chief Executive
(from 17 November 2025), together with related
transition, regulatory and remuneration
arrangements.

April

On 1 May 2025 the appointment of Zoë Yujnovich was announced.
The Board approved the 2024/25 full-year results, Annual Report and Accounts, Form 20‑F, final dividend, Notice of AGM and the internal Board evaluation action plan.

The Board reviewed progress on the RIIO‑T3
electricity transmission business plan, focusing on
regulatory engagement with Ofgem ahead of Draft
Determinations, the balance between near‑term
bill impacts and long‑term consumer benefits, and
the need for continued advocacy to support
investment in energy security, affordability and the
UK’s clean power ambitions.

May

The Board held its 2025 AGM at the University of Warwick.

The Board approved changes to the Board
committee structure, approved the Group Modern
Slavery Statement for publication, and authorised
delegated authority (via a transaction committee)
to progress and approve matters relating to the
sale of Grain LNG. An update was received on
NGED covering business performance and
planning for the pathway towards RIIO-ED3.

Zoë Yujnovich joined the Board as Chief Executive Designate.

Board and Committee meetings were held at the
Waltham office in Massachusetts. As part of the
meetings, the Board held a talent engagement
session, enabling employees to engage directly
with the Board and share insights on National
Grid’s talent and people programmes.

The Board reviewed Group performance and
outlook, delivery against strategic priorities and the
Strategic Business Plan, performance across the
US businesses, UK and US regulatory and policy
developments, major transformation programmes
and investor perspectives, including insights from
the Investor Perception Study.

September
October

The Board held an ad hoc meeting where it
considered the RIIO‑T3 electricity transmission
business plan, including the investability and
workability of the framework and management’s
engagement with regulators. The Board also
reviewed an update on major infrastructure
initiatives to support system resilience in the US.

The Board and Committee meetings held were
largely focused on half-year results and included
the approval of the 2025 Strategic Business Plan
and the 2025/26 interim dividend.
The Board considered the RIIO‑T3 electricity
business plan in advance of Ofgem’s final
determinations, including progress with Ofgem
and the investability and workability of the
proposed framework.

The Board considered the RIIO‑T3 electricity business plan in advance of Ofgem’s Final Determinations, including progress with Ofgem, the investability and workability of the proposed framework.
John Pettigrew retired from the Board on 16 November. Zoë Yujnovich became Chief Executive on 17 November 2025.

An employee breakfast discussion was held at the
Strand office, London, hosted by Martha Wyrsch.
The session was an opportunity for UK
participants from various talent cohort
programmes to discuss their experience of talent
and development at National Grid.

Completion of the Grain LNG sale.
November

Following the completion of a competitive audit
tender process, the Board approved the
appointment of the external auditor for the next
audit term, having considered the Audit & Risk
Committee’s recommendation and the outcome
of its evaluation.

The Board held an ad hoc meeting to review the
RIIO‑T3 Final Determinations, with continuing
focus on investability, workability and implications
for delivery against the Strategic Business Plan,
and considered associated risks and next steps.

December

The Board held a strategy offsite led by Zoë Yujnovich, as described opposite.

Deep‑dive sessions focused on capital, assets
and customers, as well as people and
performance culture. The Board reviewed the
RIIO-T3 Final Determinations and any potential
impact on the Strategic Business Plan.

January
November
July

The Board approved the 2026/27 budget.

The Board Sub-Committee reviewed the
RIIO‑T3 Final Determinations and their impact
on the Group’s five‑year financial framework,
including investment priorities and market
guidance, ensuring the outcome supported
long‑term value creation and system resilience.

Deep-dives were received on the New York and New England business units considering technology, customer experience and regulatory developments.
A site visit was held at the Northport Power Station in Long Island, one of the Group’s large steam turbine generating plants within National Grid Generation.
Board evaluation process.

The Board considers key stakeholders in its decision
making and, in doing so, ensures that the Directors
comply with their duty under section 172 of the
Companies Act 2006. Our section 172 statement and
further information on our key stakeholders can be
found on page 85 and pages 23 to 25.

March

Strategy offsite

In January 2026, the Board held its annual Strategy
offsite, the first led by Zoë Yujnovich in role as Chief
Executive, which provided dedicated time for in‑depth
engagement with senior management and Business
Unit Presidents. The Board reviewed performance
against the five‑year framework, assessed progress
made during the year, and discussed investment
priorities and transformation opportunities to support
the Group’s growth agenda. These discussions were
informed by detailed management presentations and
a series of deep‑dive sessions focused on Capital,
Assets and Customers, alongside People and
performance culture.

March

National Grid plc Annual Report and Accounts 2025/26	95	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Culture and workforce engagement

Through a combination of direct engagement, reporting and committee oversight, the Board monitors how the Company’s values are reflected in day-to-day practice. During the year, the Board continued the ‘Full Board Employee Voice’ approach to workforce engagement, supported by the four key pillars of engagement outlined below. Following the refreshment of the Board Committees, these pillars were considered in greater depth. In particular, the creation of the People & Remuneration Committee has consolidated oversight of talent, engagement and wider people matters within a single committee and under one
Non-executive Director, providing a more coherent and consistent forum for discussion and challenge. Similarly, the Safety & Operations Committee enables site visits and workforce interactions to be aligned more closely to emerging operational and safety themes, where appropriate.
The Board receives regular insight into workforce sentiment, these insights inform the Board’s oversight of workforce culture, engagement and wellbeing and support ongoing discussion of people strategy and organisational priorities. Health, safety and wellbeing remain fundamental Board considerations. Through the
Safety & Operations Committee, the Board reviews performance trends, serious incidents and management actions, alongside broader wellbeing initiatives.

Understanding workforce culture, engagement and wellbeing is fundamental to effective oversight and long-term performance.

Talent engagement
Provides engagement with key talent cohorts and strengthens Board familiarity with succession candidates.

Review of effectiveness
–The Chair of the People & Remuneration
Committee hosted talent engagement
sessions in the UK and US, enabling
participants from Group talent programmes
to engage directly with Board members on
talent management, strengths and areas for
further development.

Impact and outcomes
–Board‑led talent engagement enhanced the
Board’s understanding of leadership
capability and succession depth, informing
more effective challenge on talent
development and long‑term succession
planning.
–The sessions provided first‑hand insight into
emerging leaders, leadership behaviours and
talent management across the Group,
highlighting both strengths and areas for
improvement, while also increasing Board
familiarity with the succession pipeline.

Site visits
Provides the Board with direct exposure to colleagues at key sites and real‑time workforce insight.

Review of effectiveness
–Board members undertook site visits across
UK and US. Visits included operational and
project locations such as the Network
Design Centre in Bristol, Yorkshire Green
project sites, and the Northport Power
Station on Long Island.
–The visits provided direct engagement with
colleagues on the ground and insight into
culture, safety and workforce experience
across different parts of the business.

Impact and outcomes
–The site visits enhanced the Board’s
understanding of workforce culture,
engagement and the lived experience of
colleagues across diverse operational
settings. These insights informed Board
challenge and assurance on health and
safety, operational resilience and wellbeing.
–Direct engagement informed Board
challenge and discussion, reinforced the
importance of visible leadership and open
dialogue, and fed into Safety & Operations
Committee consideration of safety reporting,
contractor management and on‑site safety
behaviours.

Wider workforce engagement
Ensures the Board hears from a wide cross- section of the workforce, including those colleagues not reached through other pillars of the Board’s engagement programme.

Review of effectiveness
–Board members engaged with the workforce
through the receipt of Company‑wide
webcasts, values‑led events, participation in
the Annual Corporate Audit Conference in
the US, and direct engagement with
business unit Presidents and senior leaders
at the January 2026 strategy offsite, as well
as attendance at engineering dinners, to
gain insight into employee views and
experiences across the Group.
–In February 2026, the Chair visited our
training facility in Eakring.

Impact and outcomes
–Direct engagement enabled the Board to
hear directly from a broad cross‑section of
colleagues, strengthening its understanding
of workforce culture, values and lived
experience beyond formal reporting.
–Insights from the annual Grid:Voice survey
and interim pulse surveys supported
effective oversight of workforce culture,
engagement and wellbeing, informing Board
discussion on people strategy and
organisational priorities. Employee feedback,
including identified improvement
opportunities, was considered by the Board
and will inform the ongoing development of
workforce engagement arrangements.

Board and Committee reporting
Provides the Board and its Committees with the data to support the other engagement pillars.

Review of effectiveness
–The Board and Committees received regular
reporting throughout the year to support and
refine the key engagement priorities. This
included updates from the annual Grid:Voice
employee survey, a mid‑year snapshot,
succession planning and people strategy
updates, and gender and ethnicity pay gap
reporting.
–The Safety & Operations Committee
oversees health, safety and wellbeing, with
the Board overseeing performance trends,
serious incidents, management actions and
wider wellbeing initiatives.

Impact and outcomes
–The structured flow of information through
the People & Remuneration Committee and
the Board enabled more targeted workforce
engagement and better-informed discussion
of people and culture matters.
–Ongoing focus through the Safety &
Operations Committee reinforced a strong
safety culture, supported continuous
improvement in health, safety and wellbeing
and ensured timely Board scrutiny of serious
incidents and workforce risks.

National Grid plc Annual Report and Accounts 2025/26	96	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Board evaluation
Our annual evaluation process provides the Board and its Committees with an opportunity to consider and reflect on the quality and effectiveness of decision-making and the contribution and performance of individual members.
The 2025 Board evaluation was internally facilitated and focused on the effectiveness of Board processes, the operation of the Board and its Committees, and the quality of discussion and decision‑making.
This built on the views and feedback received from the previous year’s evaluation, in particular in relation to succession and committee structure. Each action has progressed, supported by the arrival of a new
Chief Executive and Chief People Officer in the year who have brought a refreshed lens on talent and succession and how this feeds into Board discussion. The evaluation actions were approved at the
May 2025 Board meeting and included in last year’s annual report for information. In addition, and mindful of the Chief Executive Succession process, the evaluation highlighted the importance of maintaining focus on safe and reliable operations, disciplined capital allocation and effective delivery of our strategy, all of which were factored into the transition planning.  Progress against the actions is outlined below.
External evaluation
In line with the three‑year evaluation cycle, the 2026 evaluation was externally facilitated. Christopher Saul was appointed as the independent evaluator, and the Chair and Group Company Secretary agreed the scope and approach for the evaluation, ensuring alignment with the Company’s governance framework and the 2024 Code. He attended the March Board and Committee meetings as an observer, and met with Board members and members of the Group Executive Committee for their input. His report, with recommendations, was presented to the Board at its May 2026 meeting and an update on the actions will be provided in next year’s annual report. Christopher Saul has no other connection to the Company or individual Directors.

Progress against our 2025 evaluation actions

	Actions	Progress

Talent and Succession	–Focus on senior leadership succession and the Board’s exposure to senior management.
–With the creation of the People & Remuneration Committee, all non-Board people‑related matters have been consolidated under one
Committee. This provides consistency and wider context around people discussions. This also provides clearer accountability around
Board talent engagement, which is now led by the Chair of the Committee with the support of the Chief People Officer and Group
Company Secretary.
–As part of an induction for Directors into the new Committee, a focused deep‑dive session on people and culture was undertaken to support the expanded remit of the revised Committee led by senior management from the respective teams.
–Across the year, a series of roundtable engagement sessions were held with participants from the talent leadership programme, increasing the Board’s exposure to senior management and the wider talent pipeline.
–The appointment of Zoë Yujnovich as Chief Executive and Emma Hardaker-Jones as Chief People Officer in the year has demonstrated senior leadership succession in action and brought a refreshed approach to how talent exposure to the Board is managed.

Governance framework
–Review the Committee structure
particularly in respect of risk,
sustainability, reputation, operational
and financing matters.
–Assess if the continued ownership of
all the Company’s Group Principal
Risks by the Audit & Risk Committee
remains the most optimal and time
efficient oversight model.

–Building on the prior year action around committee structure and external benchmarking, a revised committee framework was implemented to better reflect the fast moving external environment that the Company operates in, while continuing to give appropriate focus to key elements of risk, safety and operational performance. This also included the re-allocation of Group Principal Risks.
–Sustainability and reputation oversight: A Responsible Business Committee was established to provide focused oversight of sustainability and the environment.
–Safety and capital delivery: A Safety & Operations Committee was established with responsibility for safety oversight and the capital delivery programme.
–Risk management: Each committee now assumes responsibility for Group Principal Risks within its remit, enabling more focused and specialised risk reviews. The Audit & Risk Committee retains overall ownership of the risk framework, ensuring cohesive oversight across the organisation.

National Grid plc Annual Report and Accounts 2025/26	97	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Directors’ induction, development and training
The Board is committed to ensuring that
Directors receive appropriate induction and
ongoing development and training to support
effective decision‑making and oversight.
Ongoing development is tailored to individual
needs and is aligned with the Group’s
strategy, operations and external
environment.
Director induction and training
The Group Company Secretary supports the Chair in ensuring that each Non‑executive Director receives a tailored and comprehensive induction on appointment. The induction programme is aligned to the
Director’s role, experience and Committee responsibilities and includes meetings with fellow Board members, briefings from
business unit Presidents and other management, site visits and discussions with key functions across the Group.
Ongoing Board development is supported through a programme of enrichment sessions held throughout the year, designed to deepen the Board’s understanding of the business and to complement, or provide further insight into, matters considered as part of the Board agenda. The Board is kept informed of relevant corporate
governance and regulatory developments through regular briefings from the Group Company Secretary. As the Board has evolved, the
Board’s training and development programme has developed to
place greater emphasis on macroeconomic context and ensure
deep‑dive sessions are aligned to the Group’s strategic priorities and risk profile.
The Board benefited from different external perspectives during the year, with a number of external speakers attending Board meetings and dinners to provide insights on political, regulatory, market and industry developments, as well as energy sector trends, supporting informed challenge and strategic oversight by the Board.
Time commitment
The Board considers potential conflicts of interest and Directors’ time commitments when approving appointments to the Board, including any subsequent external appointments. On appointment, Directors confirm that they are able to devote sufficient time to discharge their duties effectively, including attending and preparing for Board and
Committee meetings, and undertaking site and office visits. Directors are required to obtain prior Board approval before accepting any additional external appointments.
During the year, the Board approved new external appointments only where it was satisfied that these would not impair the relevant
Director’s ability to perform their role.
Re-election of Directors
The Nomination Committee considers each Director’s skills,
experience, time commitment and tenure when making
recommendations to the Board on the election or re‑election of
Directors. In recommending Directors for re‑election at the 2026
AGM, the Board concluded that each continues to make an effective and valuable contribution, brings significant knowledge and
experience to the Board, and demonstrates ongoing commitment to their role. The Board also reviewed the independence of all
Non‑executive Directors and considers each to be independent in accordance with the UK Corporate Governance Code.
Chief Executive appointment and induction
During the year, the Board devoted considerable attention to Chief
Executive succession and the leadership transition, recognising the importance of ensuring a stable, well‑planned handover. Following a robust process, as discussed in the People & Governance
Committee report last year, on 1 May 2025 the Board announced the appointment of Zoë Yujnovich as the next Chief Executive,
succeeding John Pettigrew, who announced his retirement from the
Board after almost ten years in the role.
Consistent with the Board’s commitment to long‑term leadership planning, the Board conducted a rigorous, multi‑stage succession process. This ensured that leadership requirements were considered against the Group’s strategic priorities, operational requirements and the evolving external environment.
As part of this process, the Board undertook a search to identify the individual best suited to lead the Company through its next phase of strategic delivery. In order to support the Chief Executive succession process the Board appointed Egon Zehnder, who have no other link to the Company. In assessing candidates, the Board prioritised identifying a leader with:
–a proven track record in delivering complex, large‑scale capital programmes;
–extensive operational experience across global energy markets;
–international stakeholder management; and
–the capability to guide the Company through the continuing
complexities of the energy transition.
Following detailed evaluation and robust Board scrutiny, the Board concluded that Zoë Yujnovich brought the right balance of strategic insight, operational expertise and industry experience to lead National
Grid into its next phase. She joined the Board as Chief Executive
Designate on 1 September 2025 and succeeded John Pettigrew as
Chief Executive on 17 November 2025, enabling a planned and
orderly transition.
To support an effective transition, a comprehensive and tailored induction and transition programme was implemented during the period in which Zoë Yujnovich served as Chief Executive Designate.
This programme was designed to provide comprehensive insight into the Group’s strategy, governance framework, risk profile and stakeholder landscape, and to enable effective engagement with the
Board, executive leadership team, investors and key internal and external stakeholders. The induction was tailored to the Chief
Executive role by covering strategy and external affairs, operational and safety priorities, regulatory and investor perspectives, governance and legal responsibilities, and people and culture matters.
As part of this programme, Zoë Yujnovich undertook direct
engagement with frontline teams and senior operational leaders across the Group’s operations, including site visits to deepen her understanding of the Group’s operational footprint, safety culture and capital delivery activities. These visits included exposure to operational and training facilities, major assets and operations in both the UK and the US.
Such site visits form a core component of the Board’s wider
engagement programme and are used to bring to life the Group’s
Principal Risks, safety priorities and workforce capability, supporting effective oversight and continuity of leadership
during executive transitions.

National Grid plc Annual Report and Accounts 2025/26	98	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Nomination Committee report

Paula Rosput Reynolds
Chair of the Nomination Committee

Role of the Committee

–Oversees succession planning for Non-executive and
Executive Directors.
–Considers and makes recommendations to the Board
in respect of Board appointments.
–Ensured effective plans are maintained to result in a
diverse pipeline of succession to the Board.
–Assists the Board in discharging its responsibilities
around year-end governance disclosures.

Composition	Membership
The Committee comprises all independent Non-executive Directors and the Chair of the Board who is appointed as Chair of the Committee.	–Paula Rosput Reynolds (C) –Ian Livingston –Jacqui Ferguson –Iain Mackay –Anne Robinson –Earl Shipp –Jonathan Silver –Tony Wood –Martha Wyrsch

The Terms of Reference of the Nomination Committee are available on our website nationalgrid.com/about-us/corporate- information/corporate-governance.
–Oversight of Board composition.
–Succession planning for Executive and Non‑executive
Directors.
–Support to the Board in relation to the Chief Executive
transition.
–Prior to the Committee restructure, the People & Governance
Committee considered people strategy and strategic
workforce planning.
Following the Board’s committee restructure, as set out on page 89, the Nomination Committee was redefined as a dedicated committee responsible for Board succession planning for both Executive and
Non‑executive Directors (NEDs). Our reasoning was that since we were transitioning from one Chief Executive to another, we should recognise that both Board and management composition will
naturally evolve. As such, we decided that all Non-executive Directors be members of this committee at this juncture. Wider workforce people‑related matters are overseen by the People & Remuneration
Committee.
The Committee ensures that appointments to the Board are made following a formal, rigorous and transparent process, in line with the
2024 Code. As such, although nine years is generally viewed as a maximum, all our Non‑executive Directors have to offer themselves for annual re-election by shareholders.
Year-end governance and reporting
The Committee supports the Board in overseeing the Company’s
Director related governance disclosures for inclusion in the Annual
Report and Accounts. The Committee reviewed and advised on
Board composition, succession planning, diversity and inclusion,
Board and Committee effectiveness, and related disclosures.
Board skills and experience
The composition, balance of skills, experience, independence and diversity of the Board remain under active evaluation. Our annual survey of board effectiveness is another helpful tool. The quality of engagement
NEDs bring to board service, the style in which the individual Directors interact with fellow board members, as well as the Company’s management, and the attitude of care about the Company’s purpose, contribute importantly to overall NED effectiveness.
What is also key is that the Board recognises that the issues facing the
Company continue to change and that the leadership of the Company is dynamic as well. Thus, we are mindful of our responsibility as a Board to refresh ourselves. The Board skills and experience matrix has to evolve with the environment in which the Company does business.
An overview of Board skills can be seen in the table to the right and the expertise of Directors can be found detailed within Board biographies on page 91. Our skills matrix highlights the broad skills that are in addition to the domain specific expertise of each director.
The consideration given to this area supports the Board in satisfying itself that the Board operates in compliance with the 2024 Code and that the right level of skills and expertise can be found on the Board to reflect the increasingly complex environment that the Company operates in.
Key activities during the year
Board skills

Strategic oversight	10

Regulatory engagement oversight	9

Mergers, acquisitions, financing and divestments oversight	8

Government and political engagement oversight	7

Accounting and financial reporting oversight	6

National Grid plc Annual Report and Accounts 2025/26	99	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Nomination Committee report cont.
Composition, time commitment and independence
Approach to collating diversity data
As required by UK regulation, we report on diversity data to the extent that respondents voluntarily self-declare. For Non-executive Directors, we ask that they submit relevant information at year-end as part of the declaration process.
Board appointments are based on merit and objective criteria, including an analysis of the match of a candidate to skills areas where the Board determines particular expertise or depth is needed. In accordance with the 2024 Code, we have a Board Composition
policy, which sets out the approach taken to appointments to the
Board and its Committees, including in relation to diversity. The policy recognises the benefits of diversity in all its forms and seeks to ensure a good balance of skills, business experience, knowledge,
perspectives and backgrounds is maintained, as per policy objective, while having regard to the Board’s current and future needs and any periods of change or refreshment.
In the year, our gender, nationality, ethnicity and tenure of service percentages changed with the addition of Zoë Yujnovich to the Board and the departure of John Pettigrew. Our data can be seen in the adjacent section. As at 31 March 2026, we met the FCA’s targets on
Board diversity set out in UK Listing Rule 6.6.6R(9). We continue to believe that it is the trends in these factors – and close examination of the business qualifications of our Directors – that are the meaningful way to determine how appropriately the Board is composed.
In accordance with UK Listing Rule 6.6.6R(10), as at 31 March 2026, the numerical data on the gender and ethnic background of our
Board and Group Executive Committee is set out on the tables to the right.

Board diversity as at 31 March 2026
Chair and Non-executive Directors’ tenure	Board nationality

0-3 years 1 (11%)	UK 5 (45.5%)
3-6 years 6 (67%)	UK/Australian 1 (9%)
6-9 years 2 (22%)	US 5 (45.5%)

Gender	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number in executive management[2]	Percentage of executive management[2]
Men	6	54.5	2	6	42.9
Women	5	45.5	2	8	57.1
Not specified/prefer not to say	–	–	–	–	–

Ethnicity	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number in executive management[2]	Percentage of executive management[2]
White British or other White (including minority-white groups)	9	81.8	4	12	85.7
Mixed/Multiple ethnic group	–	–	–	–	–
Asian/Asian British	–	–	–	–	–
Black/African/Caribbean/Black British	2	18.2	–	1	7.1
Other ethnic group	–	–	–	–	–
Not specified/prefer not to say	–	–	–	1	7.1
1.Senior positions on the Board refer to the Chair, Chief Executive, Chief Financial Officer and Senior Independent Director.
2.Executive management comprises the Group Executive Committee, including the Group Company Secretary. The gender balance of senior management and their direct reports can be found on page 48.
Paula Rosput Reynolds
Chair of the Nomination Committee
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	100	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Audit & Risk Committee report

Iain Mackay
Chair of the Audit & Risk Committee

Role of the Committee

–Monitors the integrity of the Group’s financial reporting.
–Oversees risk management and internal control systems.
–Oversees the independence and effectiveness of the External
Auditor.
–Reviews the effectiveness of Internal Audit.
–Supports the Board’s oversight of financial, operational and compliance risks.

Composition	Membership

The Committee comprises three
independent Non-executive
Directors. The Committee held
five scheduled meetings and two
ad hoc meetings during the year.
The ad hoc meetings considered
the tender for the External Audit
and the Group’s investment in
Community Offshore Wind.
–Iain Mackay (Chair) –Jacqui Ferguson –Ian Livingston

The Terms of Reference of the Audit & Risk Committee are available on our website nationalgrid.com/about-us/corporate- information/corporate-governance.
–Oversaw a formal competitive External Audit tender process.
–Undertook focused reviews of several Group Principal Risks, including Catastrophic security incident and Financing our
business.
–Expanded the Committee’s remit and oversight to include
matters previously overseen by the Finance Committee.
–Reviewed and challenged management’s preparation for
compliance with Provision 29 of the 2024 Code.
I am pleased to present the Committee’s report for the year ended 31
March 2026. The Audit & Risk Committee plays a central role in supporting the Board’s oversight of the integrity of the Group’s financial reporting, the effectiveness of risk management and internal controls, and the quality and independence of the external audit.
During the year, the Committee devoted significant time to reviewing the Group’s financial reporting and disclosures, overseeing the year‑end reporting process, and considering matters of accounting judgement and estimation. We worked closely with management and the External Auditor, providing robust challenge where appropriate, to ensure that the Annual Report and Accounts present a clear,
balanced and transparent view of the Group’s performance, position and prospects.
The Committee also maintained oversight of the Group’s systems of risk management and internal control, including monitoring progress against internal control enhancements and receiving updates on Sarbanes‑Oxley compliance. In light of the 2024 UK
Corporate Governance Code, we paid particular attention to the work underway to support the Board’s future internal control declaration under Provision 29. We were satisfied that appropriate processes and governance are being established to underpin this enhanced reporting.
As part of the enhanced governance framework following the
restructuring of the Board committees, the Audit & Risk Committee has expanded its oversight to include matters previously overseen by the Finance Committee. This includes oversight of activity across treasury, tax, pensions, insurance and commodity trading, including management of financial risk within each of thes e areas. In parallel, oversight of the Group Principal Risks was re-aligned across the
Board committees, with the Audit & Risk Committee continuing to review and support the Board’s oversight of risk management and internal control processes.
The Committee undertook focused reviews of selected Group
Principal Risks, as set out on page 103, including a deep-dive into the Catastrophic security incident Group Principal Risk. This review considered the effectiveness of controls and mitigations in the context of an increasingly challenging global threat environment.
To maintain appropriate oversight, it was agreed that cyber security would also be considered by the Board, ensuring biannual focus across both the Board and the Committee. The scope of the
Group Principal Risk was also expanded to include physical security of assets.
Throughout the year, we received regular reports from Internal Audit and the External Auditor, reviewed the effectiveness of both, and held private meetings without management present to support open and constructive dialogue. We also led a formal competitive External Audit
Key activities during the year
tender process which concluded with the Board’s approval of the
Committee’s recommendation to re‑appoint Deloitte as the
Company’s External Auditor. Further information on the External Audit tender process can be found on pages 103 and 104.
As Chair, I met regularly with the lead External Audit Partner, the
Chief Financial Officer, the Chief Risk Officer, the Group Head of
Internal Audit and other senior leaders, ensuring that emerging issues were identified early, and addressed through the Group’s governance and assurance frameworks. The Board was kept informed of the
Committee’s work through regular reports, minutes and discussion.
On behalf of the Committee, I am satisfied that we have discharged our responsibilities effectively during the year and that the Committee has made a strong contribution to the Board’s oversight of financial reporting, risk management and internal controls.
Committee financial experience
The Board is satisfied that the Committee comprises members who are suitably qualified with recent and relevant financial experience and competence in accounting, auditing or both. Iain Mackay and Ian
Livingston are qualified chartered accountants and are considered competent in accounting and auditing for the purposes of the 2024
Code and the FCA’s Disclosure Guidance and Transparency Rules.
Collectively, the Committee brings an appropriate balance of commercial and financial expertise to provide effective challenge and oversight of the matters within its remit. The Committee as a whole is deemed to have competence relevant to the sector in which the
Company operates. For the purposes of the US Sarbanes-Oxley Act of 2002 (SOX), Iain Mackay is designated as the Committee’s
financial expert. Further information on Committee members can be found in their biographies on pages 91 to 93.

National Grid plc Annual Report and Accounts 2025/26	101	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Audit & Risk Committee report cont.
Key activities during the year
The Committee maintains a comprehensive agenda across financial reporting, risk management, internal controls and assurance, together with treasury, tax, pensions, insurance and commodities, and the management of related financial risks. The Committee engages regularly with the External Auditor and senior management from the Finance, Internal Audit, Risk, Treasury and Compliance functions, and reported to the Board after each meeting, making recommendations where appropriate. The Committee’s key activities are summarised below.
Financial and non-financial reporting
–Monitored the integrity of the Group’s financial and non‑financial reporting, including the Annual Report and Accounts and other formal financial communications, and compliance with SOX requirements.
–Reviewed and challenged significant accounting policies, key judgements and principal sources of estimation uncertainty, and recommended these to the Board for inclusion in the half‑year and full‑year financial statements and related US regulatory filings.
–Considered management’s assessment of accounting matters such as the sale of NG Renewables and
Grain LNG, including judgements around post-closing capital project obligations, and developments in the US Offshore wind industry following the full impairment of the Company’s Community Offshore
Wind asset in 2024/25.
–Received updates on developments in accounting standards and practice, including IFRS 18 and IFRS
20, and considered the potential impact on the Group’s external reporting.
–Held a joint meeting with the Responsible Business Committee to review the Climate change mitigation
Group Principal Risk and the Group’s approach to sustainability reporting.
–Reviewed the Responsible Business, TCFD and other environment, social and governance disclosures and recommended these disclosures to the Board for approval.
–Considered the recommendations of the FRC’s Corporate Reporting Review of the Company’s
2024/25 Annual Report and took these into consideration in the preparation of the 2025/26 Annual
Report.
Risk management and internal control
–Oversaw the Group’s risk profile and management actions against the Board‑approved risk appetite, including the half-year and full-year review of the Group’s principal, emerging and external risks, including the design and operating effectiveness of related controls.
–Reviewed management attestations and assurance supporting the annual assessment of the effectiveness of the Group’s risk management processes and internal controls, and advised the Board that these operated effectively across financial, operational and compliance matters.
–Performed deep-dives on five of the Group’s Principal Risks, as set out on page 103.
–Considered climate‑related transition risks, cyber security, including legacy technology risk, and other key non‑financial risks within the enterprise risk management framework, and the adequacy of the associated control environment.
–Reviewed and challenged the going concern and viability assessments, including severe but plausible downside scenarios, and the robustness of the underlying assumptions, stress testing and controls.
–Monitored progress on the Group’s SOX attestation programme and the broader programme to strengthen, document and test material controls, including actions to strengthen the maturity of the risk and controls framework.
–Reviewed management’s approach to identifying material controls, the scope and outcomes of controls testing, and remediation of any identified deficiencies as part of its preparation for reporting against
Provision 29 of the 2024 Code.
Treasury, tax, pensions, insurance and commodities
–Received regular updates on treasury, tax, pensions and insurance, including oversight of financial risk appetite, and approved the Finance Policy and related Delegations of Authority.
–Considered the Group’s Tax Strategy and recommended to the Board for approval.
–Reviewed commodities activities, including US energy procurement and interconnector trading, together with the associated governance framework, risk policies and delegations.
Internal Audit
–Oversaw succession planning and resourcing for the Internal Audit function, including the appointment of the Group Head of Internal Audit during the year.
–Received regular updates on delivery of the 2025/26 Internal Audit Plan, including significant findings, thematic insights and progress against agreed management actions, with Internal Audit providing independent third-line assurance over the design and operating effectiveness of key controls, and approved the 2026/27 Internal Audit Plan.
–Oversaw the work undertaken by the Internal Audit function on the Quality Assurance and Improvement
Plan, including progress made since the 2024/25 External Quality Assessment (EQA) which concluded that the Internal Audit function generally conformed with Chartered Institute of Internal Auditors (IIA)
Standards, the highest rating from an EQA.
–Approved the updated Internal Audit Charter, confirming the function’s mandate, independence and authority under the Global Internal Audit Standards.
–Considered Internal Audit’s work, findings and follow‑up activity alongside the Committee’s assessment of the effectiveness of the Group’s risk management and internal control framework.
External Auditor
–Received reports from the External Auditor at each meeting on audit progress, scope and key risk areas, and reviewed the External Auditor’s reports on the half‑year and full‑year results.
–Assessed the External Auditor’s effectiveness, independence and professional scepticism, and considered non‑audit services.
–Recommended the re-appointment of Deloitte as External Auditor to the Board, for recommendation to shareholders at the 2026 AGM and led a formal competitive audit tender process for the External Audit for the year ending 31 March 2028.
Compliance, governance and disclosure
–Reviewed and recommended to the Board the Committee’s Terms of Reference which were updated to reflect the Committee’s expanded remit.
–Received regular updates on ethics, business conduct and whistleblowing, and reports on legal and regulatory compliance, including instances of non‑compliance and actions taken to strengthen compliance and investigation arrangements across the Group.

National Grid plc Annual Report and Accounts 2025/26	102	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Audit & Risk Committee report cont.
Significant issues and judgements relating to the financial statements
The significant issues and judgements considered by the Committee in relation to the financial statements for the year ended 31 March 2026 are set out in the table below. During the year, the Committee discussed these matters in detail with management and the External Auditor as part of its oversight of the integrity of the Group’s financial reporting.

Matters considered	Factors and reasons considered, including financial outcomes
US environmental remediation provisions
During the year, the Committee reviewed the accounting for the £2,012bn of US environmental remediation provisions. Following correspondence with environmental regulators on the scope and design of remediation activities related to Superfund sites, and the revision of management estimates, we recognised a net movement in the associated provision of £nil. The net movement in the provision is reported through exceptional items, consistent with the Group’s policy as disclosed in notes 5 and 26 to the financial statements.

Disposal of Grain LNG
On 28 November 2025, Grain LNG was sold to a consortium of multinational energy companies, Centrica plc, and an energy transition infrastructure investment firm, Energy Capital Partners, part of Bridgepoint Group plc. The
Committee reviewed the gain on disposal calculation, including the judgements around the post closing capital project obligations and related disclosures in note
10 to the financial statements.

Disposal of National Grid Renewables
On 29 May 2025, National Grid Renewables was sold to Brookfield Asset
Management and its institutional partners including Brookfield Renewable
Partners for $2.1 billion. A pre-tax loss on disposal of £96 million was recognised within the Group’s results (the loss arose principally from the recycling of cumulative foreign exchange movements up to the date of disposal). The
Committee reviewed the loss on disposal calculation and related disclosures in note 10 to the financial statements.

Monitoring of North Hyde related liability exposure
The Committee received updates on the investigation into the North Hyde substation outage. On 18 November 2025, NESO published its final report.
National Grid fully supports the NESO recommendations and remains committed to working with NESO and others to implement them. The Ofgem investigation is ongoing. The Committee reviewed management’s assessment of the liability exposure and the related disclosures in note 30 to the financial statements.

Obligations relating to FERC Return on Equity (ROE) order
On 19 March 2026, the FERC issued an order requiring certain transmission operators in North East America to establish a base return on equity of 9.57%.
Historical amounts charged in excess of this base ROE are to be refunded. The
Committee has reviewed management’s accounting treatment under IFRS and the impact on underlying earnings. Further information can be found on page 76.

Financial reporting
Going concern and longer-term viability
During the year, the Committee reviewed management’s assessment of the Group’s status as a going concern and its longer-term viability. This included reviewing the Group’s going concern and longer-term viability statement (as set out on pages 142 and 86 respectively), together with the supporting assessment reports prepared by management. Based on this review, the Committee concluded that the financial statements had been appropriately prepared on a going concern basis and that the Company and the
Group have adequate resources to continue in operation for at least 12 months from the date of approval of the Consolidated Financial Statements for the year ended 31 March 2026 and recommended it to the
Board for approval.
Fair, balanced and understandable
In May 2026, the Committee reviewed this Annual Report and Accounts having provided input and challenge on earlier drafts. The Committee concluded that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders and other stakeholders to assess the Group’s position, performance, business model and strategy.
In reaching this conclusion, the Committee considered both the financial and non-financial disclosures, including the Group’s disclosures prepared in line with the TCFD recommendations (see pages 53–68).
The Committee also considered the potential impact of these disclosures on the forward-looking assumptions supporting the Group’s going concern and viability assessments. The Committee’s review was informed by the following:
–a comprehensive drafting and review framework, including sign-off by Group Executive Committee members of relevant areas of the Annual Report and Accounts;
–a robust verification process for key financial and non-financial statements;
–a comprehensive review by management, including members of the Group Executive Committee and the Disclosure Committee, to assess the accuracy and consistency of messaging and overall balance;
and
–feedback from the Company’s advisors, including the External Auditor and Remuneration Advisor.
On this basis, the Committee recommended the Annual Report and Accounts to the Board for approval.
Risk management and internal controls
The Board has overall responsibility for the Group’s risk management and internal control framework, including setting risk appetite, overseeing principal and emerging risks and reviewing the framework’s effectiveness. The Audit & Risk Committee supports the Board by providing focused oversight and challenge on the design and operation of the framework, the quality of risk reporting, and the assurance obtained across financial, operational, reporting and compliance matters.
Risk management
Effective risk management underpins delivery of the Group’s strategic priorities. The Chief Risk Officer is responsible for establishing and maintaining the Group’s risk management processes and ensuring principal and emerging risks are identified, assessed and managed within the risk appetite approved by the Board. During the year, the Board reviewed and approved the Group’s Principal Risks, which are set out in the Strategic Report on pages 31–37. The Committee provided detailed oversight through scheduled risk updates and deep-dives, testing management’s assessment of risk exposures, ownership, mitigations, emerging risk indicators and the consistency of disclosures across the Annual Report and
Accounts.

National Grid plc Annual Report and Accounts 2025/26	103	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Audit & Risk Committee report cont.
Following the restructure of Board committees, the Group’s Principal Risks are considered by the Board committee best placed to provide specialist oversight, with the Audit & Risk Committee retaining responsibility for assessing the overall effectiveness of risk management and internal control and receiving half‑year and full‑year reporting that summarises how the Group Principal Risks have been managed.
During the year, the Committee undertook focused reviews of selected Group Principal Risks, assessing risk ownership, key controls and mitigation plans, and the quality of management reporting and assurance. The reviews included: Satisfactory regulatory outcomes; Major capital projects; Catastrophic security incident;
and Financing our business. The Committee considered the Climate change mitigation Group Principal Risk in a joint meeting with the Responsible Business Committee.
Internal controls and assurance
The Group’s internal control framework supports the integrity of financial and non‑financial reporting and the preparation of the Annual Report and Accounts. The Committee oversees the processes in place to support timely and accurate reporting, the consistent application of accounting standards and significant judgements, and key disclosures, including going concern and viability. This oversight is informed by regular management reporting and assurance provided by Internal Audit and the External Auditor.
As a UK and US listed group, the Committee also receives periodic updates on the SOX programme and management’s assessment of internal control over financial reporting (ICFR), including progress against the
Group‑wide compliance plan and developments in the controls environment. These updates informed the
Committee’s review of full‑year reporting and broader assurance across over the control environment.
Governance developments and forward‑looking oversight
The Committee received updates on relevant regulatory developments, significant litigation and other emerging matters, supporting forward‑looking oversight of principal risks and the resilience of the control environment. In line with the 2024 Code, the Committee reviewed management’s programme to strengthen and evidence the effectiveness of material internal controls across financial, operational, reporting and compliance activities, supporting the Board’s annual review and related disclosures.
Internal control and risk management effectiveness
The Committee regularly reviewed the effectiveness of the Group’s internal control and risk management frameworks, with a focus on material controls aligned to the Group’s Principal Risks. Based on the work undertaken, the Committee confirmed to the Board that the control framework continued to operate effectively and to provide appropriate assurance. The Committee was also satisfied that the sources of assurance relied upon were of sufficient authority, independence and expertise to provide objective and reliable assurance.
The Committee monitored material business conduct and compliance matters, including oversight of the annual Certificate of Assurance process, through which management confirms the effectiveness of the
Group’s risk management and internal control systems and identifies significant matters not otherwise captured through existing assurance arrangements. Assurance over internal controls over financial reporting is provided separately through the Group’s SOX framework. No material weaknesses were identified and the
Committee reported to the Board that management’s processes for monitoring and reviewing risk management and internal control remained effective.
The Committee also oversaw management’s approach to future compliance with Provision 29 of the 2024
Code, including the identification and review of the material controls that, individually or in aggregate, are most relevant to the management of risks that could threaten the Group’s business model, future performance, solvency or liquidity. During the year, the Committee oversaw the development of a structured, evidence‑based framework to support the Board’s annual effectiveness assessment, which is progressing as planned in preparation for the year ending 31 March 2027 when this is implemented.
Internal Audit
The Internal Audit function supports the Group’s risk management and internal control framework by providing independent and objective assurance and insight. Its work is delivered in accordance with the
Institute of Internal Auditors’ International Professional Practices Framework (IPPF). Based on the work performed by the IIA in 2024/25, it was determined that the Internal Audit function generally conforms to all relevant principles of the IPPF with a high degree of conformance. The Committee is satisfied that Internal
Audit has the appropriate quality, capability and expertise to fulfil its mandate. The appointment of the Group
Head of Internal Audit is a matter reserved for the Committee. During the year, the Committee considered succession planning and resourcing for the Internal Audit function, including the appointment of the Group
Head of Internal Audit. The Group Head of Internal Audit attends all Committee meetings, has direct access to the Committee Chair, and meets the Committee in private session without management present.
During the year, the Committee monitored the delivery of the Internal Audit Plan, including key themes arising from audit work, management’s remediation plans and the timely closure of actions. The Committee also reviewed the Internal Audit Charter to ensure that it remained aligned to evolving Global Internal Audit
Standards, and received updates on the function’s ongoing transformation to ensure it remains fit for purpose in light of strategic and technological change and emerging risks.
External Audit
The Committee oversees the relationship with the External Auditor, including audit quality, independence and effectiveness. The Company’s External Auditor, Deloitte LLP, was re-appointed by shareholders at the
Company’s AGM in July 2025 and the Committee was authorised to set Deloitte’s remuneration. The current Lead Audit Partner is Chris Thomas and 2025/26 was the fourth year of his term. Katie Houldsworth will succeed Chris Thomas as Lead External Audit Partner following the announcement of the Company’s half-year results in November 2026. A transition plan is in place to ensure an effective handover.
Audit tender process
In accordance with UK requirements on audit firm rotation and tendering, the Committee keeps the appointment of the External Auditor under regular review and, during the year, led a formal competitive tender for the audit for the year ending 31 March 2028. Following the conclusion of the process, the Board approved the re-appointment of Deloitte as the Company’s External Auditor subject to shareholder approval at the 2027 AGM. Deloitte was last appointed as the Group’s External Auditor in 2017 and was re-appointed at the Company’s Annual General Meeting in July 2025.
The tender process undertaken during the year was overseen by the Committee, which was involved throughout. Seven firms were initially invited to participate, comprising four top‑tier and three mid‑tier firms.
Two top‑tier firms, including the incumbent auditor, accepted the invitation and progressed to the RFP stage. The Chair of the Committee engaged with firms that declined to tender to understand their reasons and to reinforce expectations regarding participation in audit tenders. A virtual data room was established for both firms and structured meetings were held with Committee and Board members, together with senior finance management to enable a clear assessment of each firm’s capabilities, experience and understanding of the Company’s audit requirements. Feedback from these meetings was coordinated by the Group
External Reporting team.
Formal submissions were received and final presentations were delivered in December 2025. Proposals were assessed against weighted criteria, with audit quality as the primary consideration, alongside audit approach, technical competence and challenge. The Committee also considered the Audit Quality Review reports published in respect of each firm. Final presentations were attended by the Chair of the

National Grid plc Annual Report and Accounts 2025/26	104	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Audit & Risk Committee report cont.
Committee, Chief Executive, Chief Financial Officer, Head of Internal Audit, Group Financial Controller and
other senior finance leaders. Following detailed evaluation and discussion, the Committee recommended the re‑appointment of Deloitte, which the Board approved in December 2025.
In conducting the tender process, the Committee considered the guidance on tendering set out in the
FRC's Audit Committees and the External Audit: Minimum Standard.
Effectiveness, quality and performance
As part of its responsibilities, the Committee regularly assesses the effectiveness, independence and performance of the External Auditor to satisfy itself that the quality, rigour and outcomes of the external audit remain appropriate. During the year, the Committee considered the quality of Deloitte's audit reports and its responses to accounting, financial control and audit matters as they arose, and reviewed and challenged the External Audit Plan prior to approval.
In forming its conclusions, the Committee engaged regularly with senior management and members of the
Finance function. The Committee Chair met with the External Auditor privately, both in conjunction with scheduled Committee meetings and outside the formal meeting cycle, without management present, to promote open and constructive dialogue. Committee members also met privately with the External Auditor at least twice during the year. In considering the effectiveness of the External Auditor the Committee:
–reviewed the quality of audit planning, including audit approach, scope, progress and fee levels;
–considered the insights provided by the External Auditor via their reports presented to the Committee at each meeting which highlight financial reporting and internal control areas which they consider should be prioritised by management; and
–assessed Deloitte's performance against key aspects of audit delivery, including planning, resourcing, use of technology, oversight and quality review.
The Committee concluded that the External Audit had been delivered effectively.
Following completion of the 2024/25 External Audit, management conducted a survey of key stakeholders involved in the audit to gather feedback on the external audit process. The survey covered audit planning and scope, robustness of the audit process, independence and objectivity, quality of delivery, quality of people and service, and understanding of the Group. The results were shared with Deloitte and informed planning for the 2025/26 External Audit.
Survey feedback indicated an improvement in Deloitte's scores compared with the prior year, reflecting targeted actions taken in response to earlier feedback. The survey confirmed that the audit contributed to the integrity of the Group's financial reporting, that relationships between Deloitte, the Committee and management remained effective, and that Deloitte demonstrated appropriate professional scepticism, supported by the skills and experience of the audit team.
Following its assessment for 2025/26, the Committee recommended to the Board the re-appointment of
Deloitte as External Auditor for the year ending 31 March 2027. A resolution to re-appoint Deloitte, and to authorise the Committee to determine its remuneration, will be proposed to shareholders at the 2026
AGM. Based on its ongoing assessment, the Committee remains satisfied with Deloitte's independence, objectivity, effectiveness and performance, and considers its re-appointment for 2026/27 to be in the best interests of the Company.
The Committee confirmed that, during 2025/26, the Company complied with the mandatory audit processes and audit committee responsibility provisions of the Competition and Markets Authority
Statutory Audit Services Order 2014. The Committee also confirms its continued compliance with the
FRC's Audit Committees and the External Audit: Minimum Standard. Activities undertaken to support this assessment are described throughout this report. The Committee promotes transparency and accountability across the Group's financial reporting and audit processes in support of high-quality reporting and the long-term sustainability of the Company.
Auditor independence and objectivity
The Committee recognises that auditor independence and objectivity are fundamental to the integrity of the audit. During the year, it reviewed the safeguards supporting independence, including the annual assessment by Internal Audit. In May 2026, Deloitte confirmed its compliance with applicable UK regulatory and professional requirements, US SEC regulations, and Public Company Accounting
Oversight Board (PCAOB) standards, and that its objectivity had not been compromised. Having considered these confirmations, the level of non‑audit services and the safeguards applied, the
Committee concluded that Deloitte remained independent for the purposes of the External Audit and confirmed that its recommendation to the Board was free from third‑party influence and restrictive contractual clauses.
Non-audit services
In line with the FRC’s Ethical Standard and to maintain the External Auditor’s objectivity and independence, the Committee has established a policy governing the provision of non-audit services by the External Auditor. The total fees payable for non-audit services in any financial year are capped at 70%
of the average audit fees paid in the preceding three financial years. All non-audit services require the prior approval of the Committee. A limited subset of services which, due to their nature, the Committee has determined that they do not pose a threat to the auditor’s independence or objectivity and have a value of less than £250,000 may be pre-approved by the Chief Financial Officer. The Committee receives regular reports on all non-audit services provided by the External Auditor to ensure ongoing oversight. Non-audit services approved during the year principally related to ESG assurance and reporting accountant services.
External Auditor’s fees
The amounts (£m) paid to the External Auditor in the past three years were as follows:

ò	Audit fees	ò	Non-audit services
The total billed non-audit services provided by Deloitte during the year ended 31 March 2026 were £1.6 million, representing 8.1% of total audit and non-audit fees. Further information on the fees paid to Deloitte for audit, audit-related and other services is provided in note 4 to the financial statements on page 152.
Total audit and audit-related fees include the fees paid to Deloitte for other services that the External
Auditor is required to perform, such as regulatory audits and SOX attestation. Non-audit fees represent all non-statutory services provided by Deloitte.
Iain Mackay
Chair of the Audit & Risk Committee
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	105	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Safety & Operations Committee report

Earl Shipp
Chair of the Safety & Operations Committee

Role of the Committee

–The Committee assists the Board in fulfilling its oversight responsibilities in respect of reviewing and challenging strategies, policies, initiatives, risk exposure, targets and performance of the
Company in relation to safety and wellbeing.
–The Committee provides oversight of the Company’s major capital projects and operational activities, particularly in relation to delivery, governance and risk management, and execution.

Composition	Membership
The Committee comprises four independent Non-executive Directors. The Committee held one orientation meeting and one further scheduled meeting during the year.	–Earl Shipp (Chair) –Jacqui Ferguson –Tony Wood –Martha Wyrsch

The Terms of Reference of the Safety & Operations Committee are available on our website nationalgrid.com/about-us/ corporate-information/corporate-governance
–Oversaw health, safety and asset governance, operations and major project delivery, including performance trends, serious incidents, and the effectiveness of controls across the Group’s operations.
–Reviewed the management of operational and safety‑related
risks, including relevant Group Principal Risks, asset integrity, and resilience of critical infrastructure.
–Monitored safety culture, capability and assurance.
As a result of the Committee restructure detailed on page 89, the
Board approved the establishment of the Safety & Operations
Committee, replacing and extending elements of the former Safety &
Sustainability Committee and establishing the Committee’s key areas of focus as safety and wellbeing, operations, and major project delivery.
Safety and wellbeing
The accelerating pace of work activities has increased reliance on contractors and placed pressure on internal and external resources.
The refreshed Committee enables enhanced oversight of how we manage safety performance and wellbeing, including learning from safety incidents and near misses, regulatory insights and industry benchmarking as well as how safety-related risk is mitigated. The safety of our people, contractors, the public, and those affected by the Group’s activities remain paramount and a central focus for the
Committee.
The former Safety & Sustainability Committee met in May 2025 and considered the Annual Health and Safety Report for 2024/25 which provided a strategic review of the Group’s safety, health and wellbeing performance for the year, including performance against key safety metrics, sustained areas of improvement, and emerging operational vulnerabilities. The Safety & Operations Committee has continued to oversee the Group’s safety, health and wellbeing performance and receives updates from the Director of Safety, Health and Wellbeing at each Committee meeting.
The Committee reviewed progress against the Group’s core safety indicators, including trends in serious incidents and management’s recovery actions, alongside enhancements to reporting processes designed to strengthen insight and support more proactive risk management. Development of a new incident reporting system has been monitored by the Committee ahead of implementation and the
Committee will continue to monitor progress of this roll-out.
The Committee considered initiatives to reduce the most common causes of workplace harm and causes of lost time injuries, with a focus on strengthening system controls, workplace conditions and leadership engagement. The Committee noted progress in
these areas.
Wellbeing also remained a key focus. The Committee received
updates on initiatives to support mental health, strengthen
organisational resilience and ensure regulatory compliance.
As reported last year in the Safety & Sustainability Committee report, the Committee continued to track progress against the actions from an external review of safety governance and culture. This helped to inform clearer roles and responsibilities and reinforced expectations across our business units where progress has been positive.
Key activities during the year
Operations and major project delivery
As a new area of focus, the Committee spent time understanding the spread of major projects across the Group. This included those in construction as well as those planned in the US and under the ASTI projects in the UK. Operational performance was monitored, noting the increasing pressure on networks as investment accelerates to meet future system needs. The Committee reviewed major project delivery and key operational risks, such as outage planning and supply chain resilience across both electricity and gas businesses, and supported the continued development of clearer
milestone‑based reporting to enhance visibility of progress, cost, schedule and risk exposure.
While overall portfolio performance remained within expected tolerances, continued attention to supply chain pressures, resource availability and increasing network operability challenges will be critical to maintaining project delivery confidence.
The Committee also monitored initiatives to build the Company’s future delivery capability with an update received from the Group
Chief Engineer providing insight into the Group’s progress around strengthening engineering competencies.
Following the fire at North Hyde in March 2025, the Board received several updates on this and asset maintenance. The Committee will take forward the focus on this area through the next year, including tracking progress on actions from both internal and external investigations.
During the year, between the Committee, members participated in seven site visits to observe field activities, meet and talk with employees.
Earl Shipp
Chair of the Safety & Operations Committee
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	106	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Responsible Business Committee report

Tony Wood
Chair of the Responsible Business Committee

Role of the Committee

–Assists the Board in fulfilling its oversight responsibilities in respect of the Company’s role as a responsible business.
–Responsible for monitoring and, where appropriate, challenging strategies, policies, initiatives and risk exposure relating to political, societal and regulatory matters, as well as performance against climate‑ and sustainability‑related targets.
–Provides oversight of reputational risk across the Company’s stakeholder groups.

Composition	Membership

The Committee comprises five
independent Non-executive
Directors. The Committee held
one orientation meeting and two
further scheduled meetings
during the year. One ad hoc
meeting with the Audit & Risk
Committee was also held.
–Tony Wood (Chair) –Ian Livingston –Anne Robinson –Earl Shipp –Jonathan Silver
–Oversaw the Group’s sustainability and climate agenda,
including progress against climate commitments, the Climate
Change Mitigation Group Principal Risk and related disclosures.
–Reviewed Responsible Business reporting, reputation and
stakeholder engagement, ensuring disclosures and external
positioning remained credible, balanced and aligned with
stakeholder expectations.
–Monitored regulatory, political and societal developments,
including related Group Principal Risks, policy engagement
and ESG‑linked performance measures.

Our CTP and Responsible Business Charter can be found on our website nationalgrid.com/responsibility

The Terms of Reference of the Responsible Business Committee are available on our website nationalgrid.com/about-us/ corporate-information/corporate-governance
The Responsible Business Committee was established during the year following a committee restructure as detailed on page 89.
The creation of the Committee reflects the increasingly complex external environment in which the Group operates, characterised by heightened political, societal and regulatory scrutiny, evolving stakeholder expectations, and a rapidly changing climate and sustainability landscape. The Board determined that these
interrelated matters warranted more focused and integrated oversight at Board committee level.
The Committee’s remit encompasses three principal areas of focus:
sustainability (including climate change), reputation, and regulatory and political matters. In this context, the Committee monitors and, where appropriate, challenges the Company’s strategies, policies, initiatives and risk exposure relating to customer, political, societal and regulatory issues, as well as performance against climate‑ and sustainability‑related targets.
As part of the committee refreshment, the Committee took
responsibility for monitoring and oversight of the following Group
Principal Risks: political and societal expectations; climate change mitigation; and satisfactory regulatory outcomes. The Committee will continue to give focus to ensure mitigations are appropriate to the changing external environment. The Committee also has oversight of reputational risk across the Company’s key stakeholder groups.
During the initial period of operation, the Committee focused on establishing a robust governance framework and forward agenda planner, and on developing a shared understanding of the external context across our areas of responsibility. It also confirmed its approach to oversight and reporting. This included consideration of the
Company’s Responsible Business strategy and climate targets, and the development of enhanced reputation monitoring and reporting.
External affairs
The Committee considered the external environment affecting the
Company’s role as a responsible business, including political, societal and regulatory developments across the Group’s jurisdictions. The
Committee discussed how heightened stakeholder scrutiny,
affordability pressures, geopolitical developments and evolving regulatory expectations interact with the Company’s sustainability commitments, reputation and long‑term outcomes.
Sustainability
In relation to sustainability and climate change, the Committee received updates on the Company’s Responsible Business strategy, including progress against climate targets and plans to refresh the
Responsible Business Charter. The Committee discussed the
challenges presented by the rapidly changing external environment and the implications for the Company’s climate commitments,
disclosures and external narrative. During the year, the Committee held a joint meeting with the Audit & Risk Committee to review the
Climate change mitigation Group Principal Risk and the Group’s approach to sustainability reporting. Prior to the Committee restructure, climate‑related matters were overseen by the former
Safety & Sustainability Committee, which in May 2025 reviewed progress against Scope 1 and 2 targets, discussed Scope 3
dependencies and considered key external uncertainties.
Reputation
The Committee also focused on reputation and stakeholder
sentiment, recognising reputation as a critical business asset and an important component of the Company’s licence to operate. During the year, the Committee oversaw the development of an enhanced approach to reputation management, including the introduction of a reputation dashboard designed to provide clearer insight into stakeholder sentiment, including customers, regulators and
government, employees, suppliers and the general public. Where
Key activities during the year
appropriate, the Committee consolidates inputs from other
committees to avoid duplication while providing a holistic view. The dashboard also provides insight into emerging issues and
reputational signals across geographies. The Committee discussed how this insight could be used alongside existing risk frameworks to support earlier identification of emerging risks and opportunities.
The Committee reviewed the broader regulatory landscape in the
Company’s jurisdictions and considered how the Company positions itself to support satisfactory regulatory outcomes over the longer term.
Tony Wood
Chair of the Responsible Business Committee
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	107	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report

Martha Wyrsch
Chair of the People & Remuneration Committee

Role of the Committee

–Responsible for determining the Directors’ Remuneration Policy and setting the remuneration of the Chair, Executive Directors and members of the Group Executive Committee.
–Oversees remuneration policies and practices across the wider workforce.
–Oversees the talent and succession planning framework and
approach to diversity, equity and inclusion and organisational culture.
–Monitors the Group Principal Risk relating to People, capability and capacity, ensuring that matters are appropriately managed and aligned with the Company’s strategic objectives.

Composition	Membership

The Committee comprises five
independent Non-executive
Directors. Since the restructure of
the Committees, three scheduled
meetings were held. Prior to the
restructure, the Remuneration
Committee held one scheduled
meeting and two ad hoc
meetings.
–Martha Wyrsch (Chair) –Ian Livingston –Iain Mackay –Anne Robinson –Jonathan Silver

The Terms of Reference of the People & Remuneration Committee are available on our website nationalgrid.com/about-us/ corporate-information/corporate-governance
–Chief Executive succession plan and integration of new Chief
Executive.
–Shareholder approval of the 2025 Directors’ Remuneration
Policy.
–Review of forward-looking APP and LTPP performance
measures.
–Review of strategic workforce planning and early careers
programme.
–Review of employee feedback from workforce engagement
sessions and Group-wide employee engagement survey
First, we would like to thank shareholders for their strong support in approving the Directors’ Remuneration Policy at the 2025 AGM.
The Group has grown significantly over the past year, driven by substantial increases in regulated assets and capital investment.
We achieved constructive regulatory outcomes in both the UK and the USA and made significant progress in securing our supply chain, leading to confidence in delivery of our capital investment plans. In
March we announced our extended and upgraded five year
Financial Framework, which increased our cumulative capital
investment commitment to at least $70 billion and upgraded
underlying earnings per share growth to 8-10%. It is underpinned by multiple structural investment drivers, including acceleration demand from data centres and the continued electrification of industrial demand.
Against this backdrop, the Group delivered a strong financial and operational performance in 2025/26, reflecting continued execution against strategic priorities and disciplined delivery. This performance provides important context for the Committee’s approach to
remuneration outcomes for the year, as set out in this report, and demonstrates the alignment between executive incentives, long‑term value creation and shareholder interests.
Alignment of remuneration with our business strategy
We align our performance-linked elements of remuneration to our strategic priorities, long-term stakeholder and shareholder value and our vision to bring energy to power possibilities.
We continue to evolve our performance measures to align with our strategic focus areas and are introducing a new 2026/27 APP
“Performance delivery” measure focusing on capital delivery, asset management, customer and functional effectiveness. We are also extending the “Enablement of strategic growth” 2026 LTPP measure to include demand-side connections and large loads that support the energy transition and economic growth, in addition to
generation connections.
Safety continues to be an important factor in remuneration decisions and in previous years the Committee has exercised its discretion when necessary.
Key activities during the year
As the Company’s strategy evolves, the Committee will ensure that the remuneration framework evolves in response, reinforcing a clear and consistent link between strategic delivery and reward. We will also consider whether an early review of the Remuneration Policy is needed over the coming year to ensure it remains fit for purpose and aligned with the Group’s strategic objectives.
Chief Executive appointment and leadership transition
During the year, we welcomed our new Chief Executive, marking an important point in the Company’s leadership and strategic
development. We would like to thank both John Pettigrew and Zoë
Yujnovich for their leadership and for ensuring continuity during the transition, while positioning the Group strongly for the next phase of growth.
As announced in May 2025, John retired as Chief Executive on 16
November 2025 and remained available to the Group until 30 April
2026. John’s leaving arrangement can be found on page 118.
Zoë joined as Chief Executive Designate on 1 September 2025, to support a smooth and orderly leadership transition, and was
appointed Chief Executive on 17 November 2025. In determining
Zoë’s appointment terms, the Committee considered her skills and experience, together with the scope of the role and prevailing market practice. As Zoë was an external appointment, a share award was granted for previous entitlements from Shell that were forfeited on her departure. Further details of Zoë’s joining arrangement can be found on page 119.

National Grid plc Annual Report and Accounts 2025/26	108	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont.
Board and Committee structure
The Committee’s remit was expanded to include responsibility for people matters and, reflecting this broader oversight, the Committee was renamed the People & Remuneration Committee. This change recognises the increasingly important link between pay, culture, talent, and long‑term performance.
As part of its expanded remit, the Committee placed increased emphasis during the year on talent and succession planning,
including the strength and composition of the Group Executive
Committee.
People matters prior to the Board Committees restructure were considered by the People & Governance Committee, including a deep-dive into strategic workforce planning and early careers.
Following a restructuring of the Board Committees in November, minor adjustments to the NED fees were made to reflect the scope and the time commitment of their role. A summary of these changes can be found on page 89.
Wider workforce and People matters
The Committee engages with the wider workforce at all levels on a range of topics, including remuneration. Further details of the
Non‑executive Director workforce engagement sessions are set out on page 95. We held employee engagement sessions in November
2025 and March 2026, during which we heard views from colleagues on talent, succession and remuneration. The feedback received was thoughtful and constructive, informing discussions at
Committee level.
The Committee received updates on the results of the Company’s employee engagement survey, including the mid‑year pulse survey and the full‑year survey. Further information on the outcomes of these surveys is set out on page 28. Insight into employee sentiment and perceptions of leadership is an important input to the Committee’s wider consideration of remuneration, reflecting the value of its expanded remit.
In determining remuneration for Executive Directors, the Committee takes into account the context of the wider workforce. The
Committee seeks to ensure that reward across the organisation is fair, competitive and consistent with the culture and values of
National Grid.
Incentive outcomes during the year
Annual Performance Plan (APP) – 2025/26
The 2025/26 Annual Performance Plan was structured to support delivery of the Group’s strategic priorities, with performance assessed against financial measures (70%), operational measures
(15%) and individual objectives (15%). Financial performance delivered an outcome of 72.58% of maximum, reflecting results for
Group Underlying EPS and Group RoE. Operational performance
reflected progress against key priorities, including capital delivery and leadership of change, while individual performance outcomes
reflected delivery of executive objectives aligned to strategic and operational priorities. Having considered performance across all elements of the plan and overall Group performance during the year, the Committee determined APP payouts of 74.22%, 69.72% and
71.22% of maximum for Zoë Yujnovich, Andy Agg and John
Pettigrew respectively. Full details are set out on page 112.
2023 Long Term Performance Plan (LTPP)
The performance period for the 2023 LTPP ended on 31 March
2026, with outcomes reflecting performance against financial measures (80%) and energy transformation measures (20%).
Financial performance outturned at 80.80% of maximum, based on delivery against Group Underlying EPS and Group RoE, while energy transformation performance outturned at 89.50% of maximum,
reflecting progress against Scope 1 emissions and enablement of energy transformation objectives. The resulting formulaic vesting outcome was 82.54% of maximum. Having considered overall
performance, shareholder experience and the external environment, the Committee concluded that this outcome was appropriate. Full details are set out on page 116.
Single total figure of remuneration
The Committee is satisfied that the total single figure outcomes are appropriate, taking into account the delivery against key performance measures, wider employee pay, and shareholder and other
stakeholder experience in terms of value created.
Policy implementation in 2026/27
Salary review
Salary increases, with effect from 1 July 2026, of 4.5% have been awarded to Zoë Yujnovich and 3.5% to Andy Agg. Overall workforce pay rates were increased by 4.5%.
The Chief Executive’s starting remuneration reflects that Zoë is new to the role and was initially positioned towards the lower end of the FTSE
30 peer group, recognising it would rise in the future. Since joining,
Zoë has demonstrated exceptional performance, and the Committee remains firmly committed to a performance‑led approach to
remuneration. Given both her early impact and the need to ensure ongoing market competitiveness, the Committee anticipates that some evolution in pay will be required within the parameters of the
Policy. The Committee will review the Chief Executive’s salary at the point of her work anniversary. Any adjustment will reflect an assessment of ongoing performance.
Incentive structure
The 2026/27 APP will continue to focus on delivery of the Group’s strategic priorities, with a maximum opportunity of 200% of salary and include financial (70%), operational (15%) and individual (15%)
measures. Further details are set out on page 125.
The 2026 LTPP will be awarded at 400% of salary for Zoë Yujnovich and 350% for Andy Agg, maintaining a focus on long‑term financial performance and strategic delivery. The financial and energy transformation measures are set out on page 125.
Martha Wyrsch
Chair of the People & Remuneration Committee
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	109	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Remuneration at a glance
2025 Remuneration Policy
–The 2025 Directors’ Remuneration Policy (2025 Policy) was
adopted in July 2025 following approval at the AGM, with
98.38% of shareholders voting in favour of the Policy.
–Our remuneration strategy sets out to ensure strong
alignment with our strategic priorities and creation of value for shareholders while providing market competitive remuneration to enable the attraction and retention of top leadership talent.
–The Policy operated as intended during the year, with
outcomes that were aligned to Company performance and
resulted in an appropriate level of remuneration quantum.
–The Policy is available on our website at nationalgrid.com/
about-us/corporate-information/corporate-governance
Single total figure of remuneration
Executive Directors
Zoë Yujnovich (Chief Executive) £,000

0	2,000	4,000	6,000	8,000
2025/26 variable pay 74.2% of total maximum opportunity.
Andy Agg (CFO) £,000

0	2,000	4,000	6,000	8,000
2025/26 variable pay 77.4% of total maximum opportunity.
Former Executive Director
John Pettigrew (Former Chief Executive) £,000

0	2,000	4,000	6,000	8,000
2025/26 variable pay 71.2% of total maximum opportunity.

Fixed Pay	APP	Share award (inc. LTPP)
Policy implementation
Executive Directors

Salary & pension
Purpose and link to business strategy: to attract, motivate and retain high-calibre individuals.
Executive Directors receive pension contributions of 12% of salary, which is aligned to the wider workforce.

2025/26			2026/27
	Salary £,000	% increase		Salary £,000	% increase
Zoë Yujnovich (Chief Executive)	£1,300,000	—%	Zoë Yujnovich (Chief Executive)	£1,359,000	4.5%
Andy Agg (CFO)	£820,575	5%	Andy Agg (CFO)	£849,000	3.5%
John Pettigrew (Former Chief Executive)	£1,246,665	5%	Wider workforce principles		4.5%
Wider workforce principles		5%

Read more on page 111

Shareholding requirement
Requirement Chief Executive: 500% of salary Chief Financial Officer: 400% of salary Former Executive Directors: 200% of salary for two years post-employment
Achievement as at 31 March 2026

Zoë Yujnovich (Chief Executive)	—%
Andy Agg (CFO)	1,367%
John Pettigrew (Former Chief Executive)	2,164%

Zoë Yujnovich joined National Grid on 1 September 2025 and is building up towards her shareholding requirement.

Read more on page 119

National Grid plc Annual Report and Accounts 2025/26	110	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Remuneration at a glance cont.
APP

Purpose and link to business strategy: to incentivise and reward the achievement of annual financial measures and strategic non-financial measures.
2025/26 Maximum opportunity: 200% of salary Total bonus payout (% of maximum):
74.22% Zoë Yujnovich (Chief Executive)	69.72% Andy Agg (CFO)	71.22% John Pettigrew (Former Chief Executive)

Performance measure	Weighting	Outturn bar	Outcome (% of maximum)
Group underlying EPS (pence)	35%		89.52%
Group RoE	35%		55.64%
Group capital delivery and effectiveness	7.5%		87.12%
“Leadership of change” index	7.5%		25%
Individual objectives
Zoë Yujnovich[1]	15%		100%
Andy Agg	15%		70%
John Pettigrew	15%		80%
1Reflects seven months performance

2026/27 Maximum opportunity: 200% of salary Measures:
Financial	Operational	Individual
–Group underlying EPS: 35% –Group RoE: 35%	–Performance delivery: 15%	–Individual objectives: 15%

Read more on page 112
LTPP

Purpose and link to business strategy: to drive long-term business performance, aligning Executive Director incentives to key shareholder interests over the longer term.
2023 LTPP Maximum opportunity: 350% (Chief Executive) and 300% (CFO) of salary in line with 2022 Policy Performance outcome (% of maximum):
82.54% 2023 vesting outcome

Performance measure	Weighting	Outturn bar	Outcome (% of maximum)
Underlying Group EPS	40%		100%
Group RoE	40%		61.60%
Reduction in Scope 1 emissions	10%		100%
Enablement of energy transformation	10%		79.00%

2026 LTPP Maximum opportunity: 400% (Chief Executive) and 350% (CFO) of salary in line with 2025 Policy Measures:
Measure	Threshold	Maximum
Cumulative three-year underlying Group EPS (40%)	291p	311p
Group RoE (40%)	10.30%	11.55%
Reduction of Scope 1 emissions (10%)	3%	9%
Enablement of strategic growth initiative (10%)	Demand and generation connections

Read more on page 116

National Grid plc Annual Report and Accounts 2025/26	111	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26

Content contained within a grey box indicates that all the information in the panel is audited

2025/26 remuneration implementation
Single total figure of remuneration – Executive Directors
The following table shows a single total figure of remuneration in respect of qualifying service for 2025/26, together with comparative figures for 2024/25. All figures shown to £’000:

	Executive Directors						Former Executive Director
	Zoë Yujnovich				Andy Agg		John Pettigrew
	Chief Executive Designate – 1 September ’25 to 16 November ’25	Chief Executive – 17 November ’25 to 31 March '26	2025/26 total	2024/25	2025/26	2024/25	2025/26	2024/25
Salary	325	433	758	–	811	773	768	1,175
Benefits	–	294	294	–	21	25	39	40
Pension	39	52	91	–	97	93	92	141
Total fixed pay	364	779	1,143	–	929	891	899	1,356
APP	–	1,126	1,126	–	1,131	874	1,094	1,349
Share awards (inc. LTPP)	4,200	–	4,200	–	2,799	2,134	–	3,783
Total variable pay	4,200	1,126	5,326	–	3,930	3,008	1,094	5,132
Total remuneration	4,564	1,905	6,469	–	4,859	3,899	1,993	6,488

Notes:
1.Zoë Yujnovich joined the National Grid plc Board as Chief Executive Designate on 1 September 2025 and was appointed Chief Executive on 17 November 2025.
2.John Pettigrew stood down from the Board on 16 November 2025. John’s 2025/26 APP was prorated to reflect his period of service as an Executive Director. The leaving arrangement for John can be found on page 118.
Salary: John Pettigrew’s and Andy Agg’s salaries increased by 5.0% to £1,246,665 and £820,575 as of 1 July 2025 respectively, aligned to the principles used for the wider workforce increases. Zoë Yujnovich was hired on a salary of £1,300,000.
Benefits: This includes private medical insurance, life assurance, allowance under the Group’s flexible benefits programme, travel and accommodation expenses, partner travel, a fully expensed car or cash alternative and the use of a car and a driver when required. Zoë Yujnovich received £165,095 as a relocation allowance, £7,000 for her company car allowance, £6,870 for life assurance, £1,782 for private medical insurance, £48,023 for the use of a car and driver, £57,814 for taxable accommodation and travel expenses including partner travel for
2025/26. A Sharesave option award was granted to Zoë Yujnovich on 30 January 2026 and benefit (approximately £7,500) of this award is included. Andy Agg received £12,000 for his company car allowance, £6,926 for life assurance, £2,852 for private medical insurance and
£185 for taxable accommodation and travel expenses for 2025/26. John Pettigrew received £7,533 for his company car allowance, £1,665 for life assurance, £624 for private medical insurance, £20,000 for legal fees and £9,281 for the use of a car and driver for 2025/26. There were no Sharesave options granted to either Andy Agg or John Pettigrew during 2025/26.
Pension: Pension contributions for Zoë Yujnovich, Andy Agg and John Pettigrew were 12% of salary for 2025/26.
Share awards (inc. LTPP): The 2023 LTPP is due to vest in July 2026. The average share price over the three months from 1 January 2026 to 31 March 2026 of 1,274.85 pence has been applied and estimated dividend equivalents are included. The value of the 2023 LTPP award is driven in part by growth in share value over the period, with a share price change of 35.10% and Total Shareholder Return (TSR) growth of 53.61% from the date of grant to 31 March 2026, using one-month average figures. The 2022 LTPP figures (included in the 2024/25 column) have been restated to reflect the actual share price on vesting and all dividend equivalent shares. As the vesting share price of 1,077.92 pence was higher versus the estimate of 962.17 pence (and the reduced dividend equivalent shares added for the dividend with a record date of 17 July 2025 with a dividend rate of 30.88 pence per share), the actual value at vesting was £391,057 higher than for the estimate published last year for John Pettigrew and £221,029 higher for Andy Agg. The share award value for Zoë Yujnovich relates to her buy-out award and further information can be found on page 119.
Malus and clawback: The Committee operates malus and clawback arrangements to ensure that variable remuneration outcomes are appropriate and fully justified. Malus (to reduce or forfeit unpaid or unvested awards) and clawback (to recover awards already paid or vested)
may be applied in exceptional circumstances, including material misstatement of results, awards determined using inaccurate or misleading information, fraud or gross misconduct, regulatory censure or significant reputational damage attributable to the participant, or a material failure of risk management and/or corporate failure. Where such circumstances arise, the Committee may reduce, forfeit or recover all or part of an award using methods it considers appropriate. Malus applies to APP cash awards up to payment with clawback for two years from the end of the performance period; to APP deferred shares until two years after the financial year in which the bonus is earned with clawback for a further two years; and to LTPP awards up to vesting with clawback during the two‑year post‑vesting holding period. During the year, the Committee considered whether any or all of an award should be forfeited, even if already paid, due to the exceptional circumstances outlined above and in the Directors’ Remuneration Policy, and determined that no action was required. The Committee considers these malus and clawback periods to be appropriate having regard to the long‑term nature of the Group’s strategy, investment cycle and regulatory environment, and the timeframes over which risks and performance outcomes may crystallise.

National Grid plc Annual Report and Accounts 2025/26	112	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
Total pension benefits
Zoë Yujnovich, Andy Agg and John Pettigrew received a cash allowance in lieu of participation in a pension arrangement. There are no additional benefits on early retirement. The values of pension contributions, received during this year, are shown in the single total figure of remuneration table.
John Pettigrew has, in addition, accrued defined benefit (DB) entitlements. He opted out of the DB scheme on 31 March 2016 with a deferred pension and lump sum payable at his normal retirement date of 26
October 2031. At 31 March 2026, John Pettigrew’s accrued DB pension was £116,725 per annum and his accrued lump sum was £350,176. No additional DB entitlements have been earned over the financial year, other than an increase for price inflation due under the pension scheme rules and legislation. Under the terms of the pension scheme, if he satisfies the ill-health requirements or he is made redundant, a pension may be payable earlier than his normal retirement date. A lump sum death in service benefit is also provided in respect of these DB entitlements.
2025/26 APP
For 2025/26 APP, financial measures represented 70% of the award and operational measures and individual objectives represent 15% each of the award, similar to 2024/25. At least 50% of the award is delivered in shares (after any sales to pay associated tax) which must be retained until the shareholding requirement is met. Once the shareholding requirement is met, at least 33% of the award is delivered in shares (after any sales to pay associated tax) must be retained in shares for two years.
For financial measures, threshold, target and stretch performance levels are set by the Committee for the performance period and pay out at 0%, 50% and 100% of the maximum calculated on a straight-line basis. The capital delivery and effectiveness measure has been assessed primarily on quantitative metrics with a qualitative element to reflect a balanced assessment of progress and performance in our capital investment ambitions. The ‘Leadership of change’ index measure was a quantitative assessment from our annual Group-wide employee engagement survey of colleagues. Target and stretch performance levels for the individual objectives are also predetermined by the Committee for the performance period, and an assessment of the performance relative to the target and stretch performance levels is made at the end of the performance year on each objective. Executive Directors have a maximum opportunity of 200% of salary for 2025/26. In reaching its overall decisions on the APP, the Committee considered the strong performance and delivery throughout the year across financial, operational, and individual objectives. The Committee concluded that the outcomes are appropriate in the context of performance achieved and determined that no discretion was required to the resultant APP formulaic outcome.
APP – Financial performance
The financial measures (70%) were weighted equally between two measures – Group Underlying EPS and Group RoE. Performance was delivered through clear management actions, including improved
Electricity Distribution and New England incentive outcomes, strong interconnector performance, and proactive financing activities, offsetting headwinds from the FERC regulatory order.
The financial performance outcomes of the 2025/26 APP award are summarised in the table below:

Measure	Weighting (% of APP)	Threshold	Target	Stretch	Outcome (% of max)
Group Underlying EPS (pence)	35%	72.6p	75.6p	78.6p	89.52%

Group RoE (%)	35%	9.4%	9.8%	10.2%	55.64%

Total financial outturn	70%				72.58%
78.0p
9.85%

Notes:
Group Underlying EPS: Technical adjustments have been made which reduce the performance range (including threshold, target and stretch) by 2.5 pence. This reflects the net effect of currency adjustments, scrip issuances, US pension assumptions, US/UK pension interest and storms.
Group RoE: Technical adjustments have been made which decrease the performance range by 0.1% to reflect the impact of the final opening equity being higher than forecast.

National Grid plc Annual Report and Accounts 2025/26	113	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
APP – Operational performance
The operational measures (15%) were weighted equally between two key measures:
–Group capital delivery and effectiveness; and
–Group “Leadership of change” index.

Measure	Details	Assessment	Outcome
Group capital delivery and effectiveness (7.5%)	–Progress in the investment programme is a top priority for investors, making this measure essential for tracking performance. –The capital delivery and effectiveness measure is assessed primarily on quantitative metrics with a qualitative element to reflect a balanced assessment of progress and performance in our capital investment ambitions.	Actual capital investment for the year was £11.6bn, delivering a small variance to target and representing a significant increase compared with the prior year. In parallel, an assessment linked to the delivery of major projects was undertaken, focusing on performance against key milestones, the management of delivery risks, and overall delivery quality. Performance has been strong, with record levels of capital investment achieved and the majority of projects remaining on track; this resulted in an overall outturn of 87.12% of maximum.	87.12%

‘Leadership of change’ index (7.5%)	–Index in our annual employee engagement survey (Grid:Voice) that assesses the ability of leaders to drive and sustain high performance during periods of significant change in our business to achieve our organisational goals.	Colleague feedback reflected a year of change, with engagement remaining generally positive but highlighting a continued need for clearer and more consistent communication and practical support during periods of transition, resulting in an overall outturn of 25% of maximum.	25.00%

Combined operational outcome			56.06%

National Grid plc Annual Report and Accounts 2025/26	114	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
APP – Individual objectives
In addition to the financial and operational goals outlined above, the Board approves annual individual performance for the Executive Directors in line with key operational and strategic priorities. As part of the process for assessing individual performance, the Board is provided with a comprehensive review of company performance and individual contributions relative to the previously adopted goals. The following tables sets out the 2025/26 individual objectives together with associated performance commentaries and the Committee’s assessment of the performance outcome for each of the Executive Directors:

Individual objectives and performance summary – Zoë Yujnovich[1] Outcome – 100%
Deliver 2025/26 business plan
–Ensured continuity through leadership transition, maintaining strong delivery discipline, safety, and operational performance.
–Conducted extensive investor engagement to sustain confidence and built effective working relationships with the Board.
–Launched a strategic planning process with broad organisational engagement, preserving continuity while enabling forward-looking focus beyond 2025/26.
–Played an active role in final RIIO-T3 negotiations and supporting enhanced investor guidance.

Establish a performance‑focused leadership cadence
–Reset performance review cadence and content.
–Enhanced quality of leadership dialogue and demonstrated direct, hands-on leadership engagement.
–Refreshed executive team accountabilities.
–Embedded performance objectives deeper across the organisation, expanding metrics beyond financials to include asset health, capital delivery, and technology.

Deliver a high‑quality Board strategy session
–Board strategy session provided strong confidence in delivery, clarified key strategic shifts, and established a foundation for future refresh.
–Increased active management participation in strategy development to strengthen alignment and buy-in to ambitious delivery goals.
–Initiated first assessment of opportunities beyond 2031, identifying areas for further strategic development.

1Reflects seven months performance.

National Grid plc Annual Report and Accounts 2025/26	115	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.

Individual objectives and performance summary – Andy Agg Outcome – 70%
Delivering the next steps of the financing strategy
–Played a leading role in the RIIO-T3 price control outcome, which supported market confidence in the Group’s financing strategy and outlook.
–Delivered the launch of a new Green Financing Framework and completed the first green issuance under the Framework, strengthening access to sustainable finance.
–Closed the National Grid Renewables and Grain sales.

Securing positive regulatory outcomes and supporting the delivery of our capital projects
–Successfully agreed the NiMo rate case and submitted other relevant regulatory cases.
–Drove continuous improvements in capex portfolio management, risk management and governance, with enhanced frameworks now embedded and informing a dedicated capital workstream.
–Total shareholder return (TSR) and share price performance were positive over the period, reflecting investor confidence in National Grid’s strategy and growth plans.

Developing our organisational capabilities and tools
–Exceeded efficiency targets for 2025/26, demonstrating continued cost discipline and productivity improvement.
–Progressed implementation of a new financial planning system, with deployment on track and expected to enhance forecasting and decision‑making through AI‑enabled capabilities.
–Continues to strengthen the internal control environment.

Driving the identification and development of talent into the right pipelines
–Continued to strengthen succession planning and confidence across key roles.
–Supported leadership continuity and succession pipelines through targeted role moves and development, strengthening breadth of experience and capability.
–Leveraged workstreams to enhance visibility of talent, access to senior leadership and cross‑functional development opportunities.

Individual objectives and performance summary – John Pettigrew Outcome – 80%
Deliver RIIO-T3 and continue to deliver to expectations set at time of rights offering including digital transformation milestones
–Actively contributed to the RIIO-T3 outcome.
–Maintained regulatory and operational momentum to support delivery of the £60bn five‑year commitment.
–Delivered capital investment.
–Strengthened focus on Electricity Distribution, driving safety improvements, capturing synergies, and positioning for the ED3 regulatory cycle.
–Progressed divestment of non‑core assets.
–Scaled technologies including 3D printing, AMI/FLISR, and drone solutions.
–Identified new National Grid Partners opportunities, supporting an additional $100m AI investment.

Successful Chief Executive transition
–Succession planning.
–Engaged directly with high‑potential leaders through site visits across the organisation.
–Proactively communicated with investors following the leadership transition announcement.
–Agreed a clear division of responsibilities with the Chair and Chief Executive‑Designate during the transition period.
–Facilitated introductions between the successor and key stakeholders, and transferred key industry leadership responsibilities.

National Grid plc Annual Report and Accounts 2025/26	116	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
2023 LTPP
Performance conditions
The 2023 LTPP will vest on 1 July 2026 and was based on two equally weighted financial measures, Group Underlying EPS (40%) and Group RoE (40%). The remaining 20% weighting was split equally between two non-financial measures: Reduction of Scope 1 emissions (10%) and Enablement of energy transformation (10%). The targets and weightings of the 2023 LTPP below are the same for both Andy Agg and
John Pettigrew.
The outturns of the 2023 LTPP are reflective of the business’ performance over the period. During the performance period we have delivered record levels of capital expenditure, while maintaining a strong focus on cost efficiencies. In addition, we successfully completed the strategic pivot with the sale of the remaining 40% stake of the UK Gas Transmission business and completed the disposals of both Grain LNG and
National Grid Renewables (NGR). The financial element achieved 80.80% of maximum with EPS achieving stretch driven by strong performance by the regulated businesses, within the interconnector portfolio in
NGV and through management of financing costs. The non-financial measures recognise our role in delivering critical and green investment to enable the decarbonisation of power, transport and heat, and lead a clean, fair and affordable energy transition across our jurisdictions. Scope 1 emissions reductions outturn is 100% with emissions reductions through SF6 leakage reduction, methane emissions reductions including leak prone pipe replacement, deploying electric vehicles in our fleet and energy efficiency improvements in our buildings. This measure excludes Scope 1 emissions from our Generation plant in New
York, as these emissions are deemed to be outside management control. This measure therefore makes up a relatively small proportion of our group Scope 1 and 2 target and reflects the elements where management are deemed to have more control. For further information on our GHG emissions performance, please see the Responsible Business section of this report on page 40. Enablement of energy transformation outturn was 79% of maximum and was based on progress in energy efficiency and generation, policy and regulatory engagement to support clean energy, and clean energy connections to our UK transmission networks and UK and US electricity distribution networks.

Performance measure	Weighting	Threshold 20% vesting	Maximum 100% vesting	Outcome (% of max)
Cumulative three-year Underlying Group EPS	40%	200p	218p	100%
		223.4p
Group RoE	40%	9.15%	10.4%
		9.8%		61.60%
National Grid Scope 1 emissions	10%	‘34ktCO2e	77ktCO2e
		119ktCO2e		100%
Enablement of energy transformation: Strategic initiatives (Scope 2 and 3)	10%	Four strategic initiatives assessed on a four-point scale
		79%		79.00%
				82.54%
Notes:As disclosed on p130 and p292 of the 2024/25 ARA, the financial performance targets were adjusted for the impact of the Rights Issue, exclude the impact of UK regulated Deferred Tax and reflect a change in the calculation methodology (approved by the Audit & Risk
Committee) to reflect amortisation of goodwill and other indefinite life intangible assets (ILIs) over 20 years. Scope 1 emissions targets have been adjusted to account for within-period emissions accounting methodology changes and the sale of our Grain LNG terminal in 2025.
Vesting
The performance period for the 2023 LTPP ended on 31 March 2026. Across the period, performance was based on financial measures (80%) and energy transformation measures (20%), as set out in the
2022/23 Annual Report and as detailed above.
The overall outcome of the 2023 LTPP was 82.54% of maximum, with 80.80% of the total award vesting linked to financial measures, driven by achievement of 100% of maximum for Group Underlying EPS and
61.60% of maximum for Group RoE, both weighted equally; 89.50% of the total LTPP award vested in relation to the energy transformation measures, driven by achievement of 100% of maximum for Scope 1 emissions and 79% of maximum for enablement of energy transformation, both weighted equally.
The amounts due to vest under the 2023 LTPP for the performance period that ended on 31 March 2026 are included in the 2025/26 single total figure table on page 111 and are shown in the table below.
Because awards are not yet vested, the figures in the table are based on the average share price over the three months from 1 January 2026 to 31 March 2026 of 1,274.85 pence and the proposed 2025/26 final dividend with record date of 29 May 2026, subject to shareholder approval, is included. The total number of shares subject to awards which vest (after any sales to pay associated income tax and social security), including dividend equivalent shares are subject to a two-year holding period.
The Committee considered wider business factors, such as underlying financial performance, ESG considerations, potential windfall gains and shareholder experience, when determining the final outturn for the
2023 LTPP and were comfortable that no adjustments were required.

National Grid plc Annual Report and Accounts 2025/26	117	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
Vesting continued

	Shares awarded	Rights Issue adjustment	Total number of shares	Performance outcome (% of maximum)	Vested share based on performance	Face value of the award at grant (£’000)	Share price appreciation (£,000)	Dividend equivalent shares (£,000)	Total value (£’000)
Andy Agg	214,445	22,945	237,390	82.54	195,941	2,050	448	301	2,799
John Pettigrew	380,130	40,673	420,803	82.54	347,330	3,634	794	534	4,962
Assessment of National Grid shareholder returns
National Grid plc’s 10-year annual TSR performance against the FTSE 100 Index since 31 March 2016 is shown below and illustrates the growth in value of a notional £100 holding invested in National Grid plc on 31 March 2016, compared with the same invested in the FTSE 100 Index. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the UK and it is a useful reference to assess relative value creation for National Grid plc shareholders. Over the last 10-year period, National Grid plc’s TSR is 145% versus the FTSE 100 Index at 143%, demonstrating sustainable long-term value for our shareholders.
Total Shareholder Return (£)

National Grid plc Annual Report and Accounts 2025/26	118	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
2025 LTPP
Performance conditions
For the 2025 LTPP, the performance measures comprise two equally weighted financial measures totalling 80% and two equally weighted energy transformation measures totalling 20% over the three-year performance period, as outlined in the table below.

Performance measure	Weighting	Threshold 20% vesting	Maximum 100% vesting
Cumulative three-year Underlying Group EPS	40%	241p	259p
Group RoE	40%	9.35%	10.60%
Reduction of Scope 1 emissions	10%	4%	10%
Enablement of strategic growth initiative	10%	10.2 GW	13.3 GW
Notes: Vesting between threshold and maximum will be on a straight-line basis.
2025 LTPP awards made during the year
The face value of the awards is calculated using the volume weighted average share price at the date of grant. The date of grant for Andy Agg and John Pettigrew was 23 June 2025 and the share price was
1,065.79 pence. For Zoë Yujnovich the date of grant was 1 September 2025 and the share price was 1,027.49 pence. The 2025 LTPP will vest on 30 June 2028. The total number of shares subject to awards which vest (after any sales to pay associated income tax and social security), including dividend equivalent shares, are subject to a two-year holding period following vesting.

	Basis of award (% of salary)	Number of shares	Face value (£’000)	Proportion vesting threshold performance	Performance period end date
Zoë Yujnovich	400%	506,086	5,200	20%	31 March 2028
Andy Agg	300%	230,975	2,462	20%	31 March 2028
John Pettigrew	350%	409,397	4,363	20%	31 March 2028
Payments to past Directors
The leaving arrangement for John Pettigrew is set out below. There were no payments to past Directors during 2025/26.
Leaving arrangement for John Pettigrew
On 1 May 2025 the Company announced that John Pettigrew would retire from the Board effective 16 November 2025. John remained available to the Group until 30 April 2026, being the end of his 12-month notice period. In line with the approved Policy, he received salary (£464,036), benefits (£10,830) and a pension allowance (£55,684) until 31 March 2026.
In line with the Policy, due to his retirement, John will be treated as a good leaver for the purposes of his outstanding incentive awards. He received a prorated 2025/26 APP to reflect his period of service as an
Executive Director. Details of the outcome of his 2025/26 APP can be found on pages 112 to 115. His outstanding LTPP awards will be prorated to his date of leaving, and will vest at the normal dates subject to the achievement of the relevant performance conditions and continue to be subject to the two-year post-vesting holding period and any relevant malus and clawback provisions. Details of the vesting of his 2023
LTPP can be found on pages 116 to 117.
A post-employment shareholding requirement is applicable for two years following his departure.

National Grid plc Annual Report and Accounts 2025/26	119	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
Joining arrangement for Zoë Yujnovich
Zoë Yujnovich joined the National Grid plc Board as Chief Executive Designate on 1 September 2025
and was appointed Chief Executive on 17 November 2025. Zoë receives a salary of £1,300,000 per annum. The remaining elements of her remuneration are in line with the Directors' Remuneration
Policy and are set out within this report.
Buy-out award
On appointment, Zoë was granted a share-based award (408,762 shares) to replace remuneration foregone when leaving her previous employer, as assessed by the Committee under the approved
Policy. The award was structured as a restricted share award, subject to continued employment, and will vest in three equal tranches (12, 24 and 36 months from commencement of employment). The face value of the award is £4,200,000 based on the volume weighted average share price at the date of grant. This aims to broadly mirror the delivery mechanisms, time horizons and levels of conditionality of the remuneration forfeited upon leaving her previous employment.

	Type of award	Number of shares	Face value (£’000)	Vesting dates
Zoë Yujnovich	Buy-out award	408,762	4,200	1 September 2026 (one-third) 1 September 2027 (one-third) 1 September 2028 (one-third)
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
The shareholding is as at 31 March 2026 and the salary used to calculate the value of the shareholding is the gross salary as at 31 March 2026. The table also presents the number of shares owned by the Non-executive Directors, including their connected persons.
Zoë Yujnovich is building up towards her shareholding requirement and Andy Agg has met his shareholding requirement.
Further shares have been purchased in April and May 2026 on behalf of Andy Agg as part of the
Share Incentive Plan (SIP) (an HMRC tax-advantaged all-employee share plan), thereby increasing the beneficial interests by 23 shares (11 in April and 12 in May) for Andy Agg. There have been no other changes in Directors’ shareholdings between 1 April 2026 and 13 May 2026.

Directors	Share ownership requirements (multiple of salary)	Number of shares owned outright (including connected persons and SIP for Executive Directors)	Value of shares held as a multiple of current salary (including connected persons)	Number of options outstanding under the Sharesave Plan	Conditional share awards subject to performance conditions (2023, 2024 and 2025 LTPP)	Share awards subject to time-based vesting only (buy-out awards)
Executive Director
Zoë Yujnovich	500%	-	-	3,292	506,086	408,762
Andy Agg	400%	883,769	1,367%	4,777	715,558	-
Former Executive Director
John Pettigrew	500%	2,124,589	2,164%	4,219	1,268,341	-
Non-executive Directors
Paula Rosput Reynolds	-	23,393	-	-	-	-
Anne Robinson	-	-	-	-	-	-
Earl Shipp	-	6,046	-	-	-	-
Iain Mackay	-	4,500	-	-	-	-
Ian Livingston	-	2,374	-	-	-	-
Jacqui Ferguson	-	-	-	-	-	-
Jonathan Silver	-	-	-	-	-	-
Martha Wyrsch	-	25,000	-	-	-	-
Tony Wood	-	2,583	-	-	-	-
Notes:
Zoë Yujnovich: On 31 March 2026, held 3,292 options under the Sharesave Plan with an exercise price of 928 pence per share (20% discounted option price) which can, subject to their terms, be exercised between 1 April 2031 and 30 September 2031. The number of conditional share awards subject to performance conditions is as follows: 2025 LTPP: 506,086. The number of shares awards subject to time-based vesting relates to the buy-
out award (408,762).
Andy Agg: On 31 March 2026, held 4,777 options granted under the Sharesave Plan with an exercise price of 628 pence per share (the 20%
discounted option price) and they can, subject to their terms, be exercised between 1 April 2026 and 30 September 2026. The number of conditional share awards subject to performance conditions is as follows: 2023 LTPP: 237,390; 2024 LTPP: 247,193; and 2025 LTPP: 230,975.
John Pettigrew: On 31 March 2026, held 4,219 options granted under the Sharesave Plan with an exercise price of 743 pence per share (the 20%
discounted option price) which can, subject to their terms, be exercised between 1 April 2030 and 30 September 2030. The number of conditional share awards subject to performance conditions is as follows: 2023 LTPP: 420,803; 2024 LTPP: 438,141 and 2025 LTPP: 409,397. During the year,
John exercised 4,670 share options granted under the Sharesave Plan at an option price of 642.30 pence per share.
Paula Rosput Reynolds, Earl Shipp and Martha Wyrsch: Hold American Depositary Shares (ADSs) and each ADS represents five ordinary shares, as presented in the table above.

National Grid plc Annual Report and Accounts 2025/26	120	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
Post-employment shareholding requirements
Past Executive Directors are required to continue to hold their vested shares post-employment for a period of two years in line with our current Policy.
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
John Pettigrew stood down from the Board on 16 November 2025 and remained subject to an in-
employment shareholding requirement until his final employment date of 30 April 2026, at which time he was subject to a post-employment shareholding requirement of 200% of salary for a period of two years.
As of 13 May 2026, John Pettigrew continued to meet his shareholding requirement.
Shareholder dilution
All Company employees are encouraged to become shareholders through a number of all-employee share plans and a significant proportion of our employees participate annually. These plans include
Sharesave and the SIP in the UK and the US Employee Stock Purchase Plan (ESPP) and US Incentive
Thrift Plan (commonly referred to as a 401(k) plan) in the US which are summarised on page 255 and in our Policy.
Where shares may be issued or treasury shares reissued to satisfy incentives, dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution levels against this limit annually and under this limit the Company, as at 31 March 2026, had a headroom of 8.18% respectively.
Unvested or unexercised awards under our all-employee and discretionary share plans that were outstanding on 23 May 2024 have been adjusted to take account of the Rights Issue.
Chief Executive pay ratio
We have disclosed our Chief Executive pay ratios comparing the single total figure of remuneration of the
Chief Executive to the equivalent pay for the 25th percentile, median and 75th percentile UK employees
(calculated on a full-time equivalent basis), as well as the median Group-wide pay ratio.
The Chief Executive pay ratio has decreased from 85:1 to 52:1 at the UK median, primarily driven by the
Chief Executive leadership transition and the absence of share awards vesting during tenure. This has also caused the Group median pay ratio to decrease when compared to last year. The Chief Executive remuneration used in the pay ratio calculation reflects the combined single figure totals (as disclosed on page 111) for Zoë Yujnovich and John Pettigrew during the periods in which they served as Chief
Executive.

	UK				Group-wide
Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio	Median pay ratio
2025/26	Option A	69	52	40	39
2024/25	Option A	112	85	65	61
2023/24	Option A	117	90	69	65
2022/23	Option A	144	111	86	76
2021/22	Option A	135	105	81	76
2020/21	Option A	104	81	62	54
2019/20	Option A	111	86	66	53
2018/19 – voluntary	Option A	96	76	58	48
Notes: Salaries as at 31 March 2026 and estimated performance-based annual payments for 2025/26 have been annualised for part-time employees to reflect full-time equivalents. Performance payments have not been further adjusted to compensate where new employees have not completed a full performance year. The comparison with UK employees is specified by the 2018 amendment of The Large and Medium-
sized Companies and Groups (Accounts and Reports) Regulations 2008. US employees represent approximately 56% of our total employees. Our median pay ratio on a Group-wide basis is outlined above and calculated on the same basis as the UK pay ratios and at an exchange rate of $1.34332:£1.
Changes in the Chief Executive pay ratio reflect the fact that a key feature of our executive and senior leadership remuneration strategy is heavily weighted towards longer-term performance share-based reward, resulting in larger swings year-on-year than the wider workforce. Across the wider workforce, employee remuneration is largely focused on in-year annual delivery.

National Grid plc Annual Report and Accounts 2025/26	121	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
The 2025/26 salary and total pay including benefits for the Chief Executive versus UK employees is shown below.
2025/26 salary and benefits – Chief Executive versus UK wider workforce

	Chief Executive remuneration	UK employee 25th percentile	UK employee median	UK employee 75th percentile
Salary	£1,201,000	£45,495	£53,379	£68,321
Total pay and benefits	£3,897,000	£56,874	£74,663	£98,608
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
Relative importance of spend on pay
The chart below shows the relative importance of spend on pay compared with other costs and disbursements (dividends, tax, net interest and capital expenditure). Given the capital-intensive nature of our business and the scale of our operations, these costs and disbursement were chosen as the most relevant measures for comparison purposes. All amounts exclude exceptional items and remeasurements.
18%
5%
-5%
-7%
11%
Notes:
1.Presented on a continuing basis only.
2.  Percentage increase/decrease of the costs between years is shown.

National Grid plc Annual Report and Accounts 2025/26	122	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
Chief Executive’s pay in the last 10 financial years
Zoë Yujnovich became Chief Executive on 17 November 2025. John Pettigrew was Chief Executive from 1 April 2016 to 16 November 2025.

	Zoë Yujnovich	John Pettigrew
	2025/26	2025/26	2024/25	2023/24	2022/23	2021/22	2020/21	2019/20	2018/19	2017/18	2016/17
Single total figure of remuneration (£'000)	6,469	1,993	6,488	6,113	7,262	6,614	5,071	5,205	4,651	3,648	4,623
Single total figure of remuneration including only 2014 LTPP (£'000)											3,931
APP (proportion of maximum awarded)	74.22%	71.22%	91.92%	75.50%	82.62%	85.20%	80.43%	70.58%	84.20%	82.90%	73.86%
LTPP (proportion of maximum vesting)	–	–	76.31%	81.87%	100.00%	74.22%	68.00%	84.90%	84.20%	85.20%	90.41%

Notes:
Zoë Yujnovich: The single total figure of remuneration for 2025/26 is explained in the single total figure of remuneration table.
John Pettigrew: The single total figure of remuneration for 2025/26 is explained in the single total figure of remuneration table and the single total figure for 2024/25 has been restated to reflect actual share price for 2022 LTPP vesting in 2025 and dividend equivalent shares, consistent with comparative figures shown in this year’s single total figure of remuneration table.
2014 LTPP: The 2016/17 single total figure of remuneration includes both the 2013 LTPP award and the 2014 LTPP award due to a change in the vesting period from four years (2013 LTPP) to three years (2014 LTPP).

Single total figure of remuneration – Non-executive Directors
The following table shows a single total figure in respect of qualifying service for 2025/26, together with comparative figures for 2024/25:

	Fees (£’000)		Other emoluments (£’000)		Total (£’000)
	2025/26	2024/25	2025/26	2024/25	2025/26	2024/25
Paula Rosput Reynolds	753	724	50	51	803	775
Anne Robinson	133	121	2	1	135	123
Earl Shipp	139	129	6	7	145	136
Iain Mackay	164	158	-	40	165	198
Ian Livingston	199	189	1	1	199	190
Jacqui Ferguson	136	123	2	3	138	126
Jonathan Silver	131	120	2	4	133	124
Martha Wyrsch	146	134	11	10	157	145
Tony Wood	133	118	5	6	137	124
Total	1,934	1,816	79	123	2,012	1,941

Notes:
Other emoluments: In accordance with the Group’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Group also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above.
The total emoluments paid to Executive and Non-executive Directors in the year were £15.4 million (2024/25: £12.3 million).

National Grid plc Annual Report and Accounts 2025/26	123	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
Percentage change in remuneration
(Executive Directors, Non-executive Directors, employee average)
We have included percentage change in salary/fee, benefits and bonus for each of the Directors compared with prior years. The regulations cover employees of the Parent Company only and not across the Group, and given most employees, if not all, are employed by subsidiary undertakings, we have voluntarily chosen a comparator group of all employees in the UK and the US to provide a representative comparison. In line with the regulations, we disclose this information to display a five-year history.

	2025/26			2024/25			2023/24			2022/23			2021/22
Executive Directors	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus	Salary	Benefits	Bonus
Zoë Yujnovich[1]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Andy Agg	4.9%	-15.2%	32.2%	4.4%	-14.3%	29.6%	4.6%	0.3%	-7.8%	6.5%	32.6%	2.1%	6.5%	-31.6%	15.9%
Former Executive Director
John Pettigrew[2]	-34.6%	-2.5%	-19.0%	4.4%	-54.0%	27.0%	3.9%	48.9%	-5.0%	3.4%	-42.0%	0.3%	1.7%	-8.8%	7.8%
Non-executive Directors
Paula Rosput Reynolds	4.1%	-2.1%	n/a	3.4%	-9.2%	n/a	-%	0.4%	n/a	16.9%	217.1%	n/a	2816.8%	n/a	n/a
Anne Robinson	9.4%	115.9%	n/a	4.3%	-89.4%	n/a	5.4%	-23.7%	n/a	474.0%	n/a	n/a	n/a	n/a	n/a
Earl Shipp	7.9%	-15.0%	n/a	4.4%	-31.1%	n/a	0.7%	-51.6%	n/a	9.0%	208.6%	n/a	8.6%	n/a	n/a
Iain Mackay	4.3%	-99.6%	n/a	10.2%	86.5%	n/a	60.7%	9695.4%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ian Livingston	5.1%	-18.2%	n/a	16.9%	n/a	n/a	14.3%	-100.0%	n/a	113.2%	3.0%	n/a	n/a	n/a	n/a
Jacqui Ferguson	10.9%	-33.3%	n/a	362.3%	166.7%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jonathan Silver	8.8%	-38.6%	n/a	-0.9%	-66.2%	n/a	-1.7%	-74.2%	n/a	24.5%	383.6%	n/a	-4.2%	n/a	n/a
Martha Wyrsch	9.0%	0.8%	n/a	9.6%	27.7%	n/a	4.5%	-30.6%	n/a	111.0%	280.3%	n/a	n/a	n/a	n/a
Tony Wood	12.1%	-21.2%	n/a	4.3%	-60.0%	n/a	-3.1%	-19.0%	n/a	144.2%	857.5%	n/a	n/a	n/a	n/a
Employee median[3]	-0.4%	-5.8%	-1.5%	2.3%	3.6%	-8.0%	5.0%	6.6%	-3.8%	12.4%	36.4%	-23.0%	2.8%	6.1%	40.0%
1.Zoë Yujnovich was appointed to the Board on 1 September 2025, therefore percentage change is not applicable for 2025/26.
2.John Pettigrew retired from the Board effective 16 November 2025, his leaving arrangement is set out on page 118.
3.The reduction in employee median values during 2025/26 primarily reflects the impact of exchange rate movements.
4.Benefits/other emoluments: For Executive Directors, benefits include private medical insurance, life assurance, allowance under the Group’s flexible benefits programme, travel and accommodation expenses, a fully expensed car or cash alternative and the use of a car and a driver when required. For Non-executive Directors, the equivalent of benefits is emoluments. In accordance with the Group’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Group also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above.
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
There have been no changes made to Directors’ service contracts and letters of appointment. Copies of service contracts and letters of appointment are available for inspection at the Company’s registered office.
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
Non-executive Directors in other companies during the year ended 31 March 2026.

Company
Zoë Yujnovich	Unilever plc
Andy Agg	The Weir Group plc
John Pettigrew	Rentokil Initial plc

National Grid plc Annual Report and Accounts 2025/26	124	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Statement of implementation of Policy in 2025/26 cont.
The Committee’s activities in 2025/26

Meeting/circulations	Main areas of discussion
April 2025	Remuneration arrangements as part of Chief Executive succession plan
May 2025
AGM update
Approval of 2024/25 APP and 2022 LTPP outcomes for the Group Executive
Committee
Approval of the 2025/26 APP financial, operational and individual objectives and
2025 LTPP targets for the Group Executive Committee
Discussion on a number of governance updates, including share dilution limits and shareholding for the Group Executive Committee

November 2025
External market update and evolving governance
Update on the provisional incentive plan outcomes (2025/26 APP and outstanding
LTPP) for the Group Executive Committee
Discussion on the results of the half-year Group-wide employee engagement survey

January 2026
Discussion on the 2026/27 APP financial, operational and individual objectives and
2026 LTPP targets for the Group Executive Committee.
Review of broader workforce remuneration and approval of the Gender Pay Gap calculation.

March 2026
Discussion on the provisional incentive plan outcomes (2025/26 APP and outstanding LTPP) for the Group Executive Committee
Discussion on the 2026/27 APP financial, operational and individual objectives and
2026 LTPP award for the Group Executive Committee
Market data review, salary increase proposals, in context of wider workforce increases, for the Group Executive Committee
Review of Chair fees
Discussion on the results of the full-year Group-wide employee engagement survey

Advisors to the People & Remuneration Committee
PricewaterhouseCoopers LLP (PwC) was selected by the Committee to become its independent advisor from 3 August 2020 and provided advice and counsel to the Committee throughout 2025/26. PwC is a member of the Remuneration Consultants Group (RCG) and has signed up to RCG’s code of conduct.
The Committee is satisfied that any potential conflicts were appropriately managed. Work undertaken by
PwC in its role as independent advisor to the Committee has incurred fees of £235,751 during the
2025/26 on the basis of time charged to perform services and deliverables.
The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that PwC provided credible and professional advice. PwC has provided general and technical remuneration services in relation to employees below Board and Group Executive Committee level that include broad-based employee reward support and data assurance services. In addition, WTW provided benchmarking support to the Committee in the year and incurred fees of £25,200.
The Committee considers the views of the Chair on the performance and remuneration of the Chief
Executive, and of the Chief Executive on the performance and remuneration of the other members of the
Group Executive Committee. The Committee is also supported by the Group Company Secretary, and either he or his delegate acts as Secretary to the Committee; the Chief People Officer; the Group Head of
Reward; and, as required, the Chief Financial Officer and the Group Financial Controller.

Voting on the Policy and the Directors’ Remuneration Report at the 2025 AGM
2025 Policy	Directors’ Remuneration Report 2024/25

Notes:
1.The Directors’ Remuneration Policy voting figures shown refer to votes cast at the 2025 AGM and represent 76.43% of the issued share capital. In addition, shareholders holding 3.9 million shares abstained.
2.The Directors’ Remuneration Report voting figures shown refer to votes cast at the 2025 AGM and represent 76.44% of the issued share capital. In addition, shareholders holding 3.4 million shares abstained.

For 98%
Against 2%

For 99%
Against 1%

National Grid plc Annual Report and Accounts 2025/26	125	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Implementation of the Policy for 2026/27
The 2025 Policy will be implemented in 2026/27 as detailed below.
Salary and pensions
Salary increases for the Executive Directors will be on par with the wider UK and US workforce principles
(4.5%). The wider workforce (non-union) salary budget increase is set at 3.5% plus 1% for compression and market adjustment. Zoë Yujnovich and Andy Agg will each receive salary increases of 4.5% and 3.5%
respectively, effective from 1 July 2026, with both increases aligned with the principles applied in determining increases across the wider workforce.
The Committee considers that the Chief Executive’s starting remuneration appropriately reflects that Zoë
is new to the role and deliberately positioned towards the lower end of the market. Since appointment,
Zoë has delivered exceptional performance, reinforcing the Committee’s performance‑first philosophy.
Subject to continued strong company and individual performance, the Committee expects to review salary at the Chief Executive’s work anniversary, with a view to moving towards a more competitive level over time. Any increase would be non‑automatic, consistent with the shareholder‑approved Policy, aligned with relevant peer benchmarks, and reflective of the experience of shareholders.
John Pettigrew was Chief Executive to 16 November 2025 and continued to be available to the Group through to the end of his 12-month notice period, which expired on 30 April 2026. His departure will be treated in accordance with the Directors' Remuneration Policy and his service contract. Accordingly, he continued to receive his current level of salary and benefits up to the cessation of his employment.

	From 1 July 2026	From 1 July 2025	% increase
Zoë Yujnovich	£1,359,000	£1,300,000	4.5%
Andy Agg	£849,000	£820,575	3.5%
The pension contribution rate for both Executive Directors is in line with that for the UK wider workforce and new joiners at 12%.
2026/27 APP
The 2026/27 APP measures will be split across financial measures, operational measures and individual objectives, weighted 70%, 15% and 15% respectively. The maximum APP award for both Executive
Directors for 2026/27 is 200% of salary.

	Measure	Weighting
Financial measure	Underlying Group EPS	35%
	Group RoE	35%
Operational measure	Performance delivery	15%
Individual objectives		15%
Financial measures
For 2026/27, the Committee opted to retain Underlying Group EPS and Group RoE as financial measures.
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
Financial APP targets are considered commercially sensitive and consequently will be disclosed retrospectively in the 2026/27 Directors’ Remuneration Report.
Operational measures
The Committee is introducing a “performance delivery” measure focusing on capital, asset, customer and functional effectiveness. Performance will be assessed on delivering our capital programme on time and on budget; improving asset reliability, safety and productivity through stronger asset management;
providing consistent, high‑quality customer experiences through clear communication and proactive engagement; and enabling the business through efficient, responsive corporate functions and IT services.
Individual objectives
The Committee has approved individual objectives for the Executive Directors in line with key strategic and operational priorities for the year ahead. Zoë Yujnovich’s individual objectives for 2026/27 are focused on:
(1) aligning the Board on strategic direction and enhancing strategic optionality; (2) driving big shifts by developing talent and a high‑performance culture, building external influence and credibility, scaling technology and innovation; and (3) delivering the brilliant basics. Andy Agg’s individual objectives are focused on: (1) execute our growth strategy; (2) enhance our investor engagement; (3) embed technology
& innovation; and (4) enhance functional effectiveness.
2026 LTPP
The 2026 LTPP performance measures and weightings for all Executive Directors comprise two equally weighted financial measures totalling 80% and two equally weighted energy transformation measures totalling 20% as outlined in the table below. The maximum 2026 LTPP award is 400% and 350% of salary for Zoë Yujnovich and Andy Agg respectively.
LTPP performance is measured over the entire three-year performance period, which for the 2026 LTPP is
1 April 2026 – 31 March 2029.

	Measure	Weighting
Financial measure	Cumulative 3-year Underlying Group EPS	40%
	Group RoE	40%
Energy transformation measures	Reduction of Scope 1 emissions	10%
	Enablement of strategic growth initiative	10%
Financial measures
Financial measures under the 2026 LTPP are selected to provide alignment with the key drivers of the
Group’s long-term strategy and value creation for shareholders. Earnings growth and sustainable investment returns remain key measures of long-term value creation in light of the Group’s regulated and long-term nature.
The Committee is conscious that financial performance measures under our short-term (APP) and long-
term (LTPP) performance plans are similar, however we are of the belief that these measures are the appropriate and correct measures to deliver both short and long-term business strategy as well as long-
term efficient asset growth and shareholder value.
Consequently, the 2026 LTPP financial measures are designed in a manner which incentivises alternative elements of performance over the long term as compared with the short term. Specifically in LTPP, Group
RoE is averaged across the three-year performance period to incentivise sustainable returns for shareholders in the longer term. Similarly, the cumulative three-year Underlying Group EPS measure assesses Underlying EPS for the three years in the LTPP performance period.

National Grid plc Annual Report and Accounts 2025/26	126	Strategic Report	Corporate Governance	Financial Statements	Additional Information

People & Remuneration Committee report cont. Implementation of the Policy for 2026/27 cont.
Below are the performance ranges for the financial measures in the 2026 LTPP.
Performance conditions

Performance measures	Weighting	Threshold 20% vesting	Maximum 100% vesting
Cumulative three-year Underlying Group EPS	40%	291p	311p
Group RoE	40%	10.30%	11.55%
Note: Vesting between threshold and maximum will be on a straight-line basis. Underlying EPS growth reflects the cumulative summation of the Underlying EPS results for each of the three years in the performance period: 2026/27, 2027/28 and 2028/29.
Energy transformation measures
Measures linked to the energy transformation continue to set out key targets and outcomes on the
Group’s journey to achieve: (1) reductions in the Company’s direct Scope 1 emissions and (2) enablement of strategic growth initiative.
Similar to previous years, the reduction of Scope 1 emissions measure supports meeting our 2030 Group emission reduction targets. These targets are SBTi validated and aligned to a 1.5ºC pathway.
The second measure of enablement of strategic growth initiative is being expanded to further align with our strategy and include demand-side connections and large loads that support the energy transition and business growth, in addition to generation connections. These demand-side connections include transmission growth to support growth in renewable generation, electric vehicle demand and heat pumps in distribution networks, electrification of industrial processes and data centre connections.

Performance measures	Weighting	Threshold 20% vesting	Maximum 100% vesting
Reduction of Scope 1 emissions	10%	3%	9%
Enablement of strategic growth	10%	Demand and generation connections measured in MW
Notes:
Vesting between threshold and maximum will be on a straight-line basis.
The overall enablement of strategic growth initiative measure comprises of equally weighted demand and generation connection targets across Electricity Transmission, Electricity Distribution, New England, and New York.
Fees for Non-executive Directors
Non-executive Director fees were reviewed in May 2026 and will be effective from 1 July 2026, in line with the annual salary review cycle for our wider workforce.

	From 1 July 2026 (£’000)	From 1 July 2025 (£’000)	% increase vs 2025
Chair	795.0	760.8	4.5%
Senior Independent Director	33.9	33.9	—%
Board fee	100.0	90.4	10.6%
Chair Audit & Risk Committee	40.0	38.1	5.0%
Chair People & Remuneration Committee	40.0	33.9	18.0%
Chair Nomination Committee	—	—	—%
Chair other Committees (Responsible Business, Safety & Operations)	30.0	28.3	6.0%
Audit & Risk Committee member	26.0	26.0	—%
People & Remuneration Committee member	26.0	20.3	28.1%
Nomination Committee member	10.0	—	n/a
Other Committee member (Responsible Business, Safety & Operations)	17.0	17.0	—%
The above table incorporates adjustments following the December 2025 restructuring of the Committees to reflect changes in role scope.
These include the expansion of the Remuneration Committee to the People & Remuneration Committee, the establishment of the Nomination
Committee as a standalone committee, and changes to the composition of other Committees. Prior to the restructuring, other Committees comprised Finance, Safety & Sustainability, and People & Governance.
The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by:
Martha Wyrsch
Chair of the People & Remuneration Committee
13 May 2026

National Grid plc Annual Report and Accounts 2025/26	127	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Financial Statements
Ready for
the future

128	Statement of Directors’ responsibilities
129	Independent Auditor’s Report
137	Consolidated income statement
138	Consolidated statement of comprehensive income
139	Consolidated statement of changes in equity
140	Consolidated statement of financial position
141	Consolidated cash flow statement
142	Note 1 – Basis of preparation and recent accounting developments
145	Note 2 – Segmental analysis
149	Note 3 – Revenue
152	Note 4 – Other operating costs
154	Note 5 – Exceptional items and remeasurements
158	Note 6 – Finance income and costs
159	Note 7 – Tax
163	Note 8 – Earnings per share (EPS)
164	Note 9 – Dividends
164	Note 10 – Assets held for sale and discontinued operations
166	Note 11 – Goodwill
167	Note 12 – Other intangible assets
168	Note 13 – Property, plant and equipment
171	Note 14 – Other non-current assets

171	Note 15 – Financial and other investments
172	Note 16 – Investments in joint ventures and associates
174	Note 17 – Derivative financial instruments
176	Note 18 – Inventories
176	Note 19 – Trade and other receivables
177	Note 20 – Cash and cash equivalents
177	Note 21 – Borrowings
178	Note 22 – Trade and other payables
179	Note 23 – Contract liabilities
179	Note 24 – Other non-current liabilities
179	Note 25 – Pensions and other post-retirement benefits
187	Note 26 – Provisions
188	Note 27 – Share capital
189	Note 28 – Other equity reserves
190	Note 29 – Net debt
194	Note 30 – Commitments and contingencies
194	Note 31 – Related party transactions
195	Note 32 – Financial risk management
205	Note 33 – Borrowing facilities
206	Note 34 – Subsidiary undertakings, joint arrangements and associates

210	Note 35 – Sensitivities
211	Note 36 – Post balance sheet events
212	Company accounting policies
214	Company balance sheet
215	Company statement of changes in equity
216	Note 1 – Fixed asset investments
216	Note 2 – Debtors
217	Note 3 – Creditors
217	Note 4 – Derivative financial instruments
217	Note 5 – Investments
218	Note 6 – Borrowings
218	Note 7 – Share capital
218	Note 8 – Shareholders’ equity and reserves
218	Note 9 – Parent Company guarantees
218	Note 10 – Audit fees

National Grid plc Annual Report and Accounts 2025/26	128	Strategic Report	Corporate Governance	Financial Statements	Additional Information

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
In preparing the Group financial statements, International Accounting Standard 1 requires that Directors:
–properly select and apply accounting policies;
–present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
–provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and
–make an assessment of the Group’s ability to continue as a going concern.
In preparing the Parent Company financial statements, the Directors are required to:
–select suitable accounting policies and then apply them consistently;
–make judgements and accounting estimates that are reasonable and prudent;
–state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
–prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.
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
The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Having made the requisite enquiries, so far as the Directors in office at the date of the approval of this
Report are aware, there is no relevant audit information of which the auditors are unaware and each
Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.
Each of the Directors, whose names and functions are listed on pages 91 – 93 confirms that:
–to the best of their knowledge, the Group financial statements and the Parent Company financial statements, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the UK and UK GAAP FRS 101 respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;
–to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the
Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and
–they consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.
This Responsibilities Statement was approved by the Board and signed on its behalf.
Directors’ Report
The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the
UK Listing Authority’s Listing Rules, and Disclosure Guidance and Transparency Rules, comprising pages
1 – 126 and 219 – 261, was approved by the Board and signed on its behalf.
Strategic Report
The Strategic Report, comprising pages 1 – 86, was approved by the Board and signed on its behalf.
By order of the Board
Julian Baddeley
Group Company Secretary
13 May 2026
Company number: 04031152

National Grid plc Annual Report and Accounts 2025/26	129	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	130	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	131	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	132	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	133	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	134	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	135	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	136	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	137	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Consolidated income statement for the years ended 31 March

	Notes	2026 £m	2025 £m	2024 £m
Continuing operations
Revenue	2(a),3	17,687	18,378	19,850
Impairment losses on financial assets	4	(243)	(200)	(179)
Other operating costs	4	(12,502)	(13,244)	(15,208)
Other operating income		489	—	12
Operating profit	2(b)	5,431	4,934	4,475
Finance income	6	380	450	248
Finance costs	6	(1,705)	(1,807)	(1,712)
Share of post-tax results of joint ventures and associates	16	76	73	37
Profit before tax	2(b)	4,182	3,650	3,048
Tax	7	(939)	(821)	(831)
Profit after tax from continuing operations		3,243	2,829	2,217
Profit after tax from discontinued operations	10	—	76	74
Total profit for the year		3,243	2,905	2,291
Attributable to:
Equity shareholders of the parent		3,241	2,902	2,290
Non-controlling interests		2	3	1
Earnings per share (pence)
Basic earnings per share (continuing)	8	65.5	60.0	55.5
Diluted earnings per share (continuing)	8	65.2	59.8	55.3
Basic earnings per share (continuing and discontinued)	8	65.5	61.6	57.4
Diluted earnings per share (continuing and discontinued)	8	65.2	61.4	57.1

National Grid plc Annual Report and Accounts 2025/26	138	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Consolidated statement of comprehensive income for the years ended 31 March

		2026	2025	2024
	Notes	£m	£m	£m
Profit after tax from continuing operations		3,243	2,829	2,217
Profit after tax from discontinued operations		—	76	74
Total profit for the year		3,243	2,905	2,291
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains/(losses) on pension assets and post-retirement benefit obligations	25	132	(106)	(218)
Net gains/(losses) in respect of cash flow hedging of capital expenditure		22	(16)	(37)
Tax on items that will never be reclassified to profit or loss	7	(44)	27	59
Total items from continuing operations that will never be reclassified to profit or loss		110	(95)	(196)
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(348)	(352)	(335)
Exchange differences reclassified to the consolidated income statement on disposal	10	76	—	—
Net (losses)/gains in respect of cash flow hedges		(120)	218	240
Net gains/(losses) in respect of cost of hedging		36	(52)	26
Net gains on investment in debt instruments measured at fair value through other comprehensive income		8	1	21
Tax on items that may be reclassified subsequently to profit or loss	7	21	(40)	(66)
Total items from continuing operations that may be reclassified subsequently to profit or loss		(327)	(225)	(114)
Other comprehensive loss		(217)	(320)	(310)
Other comprehensive (loss)/income for the year from discontinued operations, net of tax	10	—	(10)	10
Other comprehensive loss		(217)	(330)	(300)
Total comprehensive income for the year from continuing operations		3,026	2,509	1,907
Total comprehensive income for the year from discontinued operations	10	—	66	84
Total comprehensive income for the year		3,026	2,575	1,991
Attributable to:
Equity shareholders of the parent
From continuing operations		3,022	2,508	1,906
From discontinued operations		—	66	84
		3,022	2,574	1,990
Non-controlling interests
From continuing operations		4	1	1

National Grid plc Annual Report and Accounts 2025/26	139	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Consolidated statement of changes in equity for the years ended 31 March

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 31 March 2023		488	1,302	31,608	(3,860)	29,538	24	29,562
Profit for the year		—	—	2,290	—	2,290	1	2,291
Other comprehensive loss for the year		—	—	(168)	(132)	(300)	—	(300)
Total comprehensive income/(loss) for the year		—	—	2,122	(132)	1,990	1	1,991
Equity dividends		—	—	(1,718)	—	(1,718)	—	(1,718)
Scrip dividend-related share issue[2]		5	(6)	—	—	(1)	—	(1)
Issue of treasury shares		—	—	21	—	21	—	21
Transactions in own shares		—	2	(6)	—	(4)	—	(4)
Share-based payments		—	—	37	—	37	—	37
Tax on share-based payments		—	—	2	—	2	—	2
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	2	2	—	2
At 1 April 2024		493	1,298	32,066	(3,990)	29,867	25	29,892
Profit for the year		—	—	2,902	—	2,902	3	2,905
Other comprehensive loss for the year		—	—	(80)	(248)	(328)	(2)	(330)
Total comprehensive income/(loss) for the year		—	—	2,822	(248)	2,574	1	2,575
Rights Issue	27	135	—	—	6,704	6,839	—	6,839
Transfer between reserves	27	—	—	6,704	(6,704)	—	—	—
Equity dividends		—	—	(1,529)	—	(1,529)	—	(1,529)
Scrip dividend-related share issue[2]		10	(10)	—	—	—	—	—
Issue of treasury shares		—	—	18	—	18	—	18
Transactions in own shares		—	4	(11)	—	(7)	—	(7)
Other movements in non-controlling interests		—	—	—	—	—	(3)	(3)
Share-based payments		—	—	37	—	37	—	37
Tax on share-based payments		—	—	(1)	—	(1)	—	(1)
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	5	5	—	5
At 1 April 2025		638	1,292	40,106	(4,233)	37,803	23	37,826
Profit for the year		—	—	3,241	—	3,241	2	3,243
Other comprehensive income/(loss) for the year		—	—	93	(312)	(219)	2	(217)
Total comprehensive income/(loss) for the year		—	—	3,334	(312)	3,022	4	3,026
Equity dividends		—	—	(1,623)	—	(1,623)	—	(1,623)
Scrip dividend-related share issue[2]		9	(9)	—	—	—	—	—
Issue of treasury shares		—	—	40	—	40	—	40
Transactions in own shares		—	2	(3)	—	(1)	—	(1)
Other movements in non-controlling interests		—	—	—	—	—	4	4
Share-based payments		—	—	45	—	45	—	45
Tax on share-based payments		—	—	10	—	10	—	10
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	3	3	—	3
At 31 March 2026		647	1,285	41,909	(4,542)	39,299	31	39,330
1.For further details of other equity reserves, see note 28.
2.Included within the share premium account are costs associated with scrip dividends.

National Grid plc Annual Report and Accounts 2025/26	140	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Consolidated statement of financial position as at 31 March

		2026	2025
	Notes	£m	£m
Non-current assets
Goodwill	11	9,417	9,532
Other intangible assets	12	3,879	3,564
Property, plant and equipment	13	81,520	74,091
Other non-current assets	14	1,384	959
Pensions and other post-retirement benefit assets	25	2,507	2,489
Financial and other investments	15	842	798
Investments in joint ventures and associates	16	624	608
Derivative financial assets	17	623	369
Total non-current assets		100,796	92,410
Current assets
Inventories	18	559	557
Trade and other receivables	19	3,867	4,092
Current tax assets		16	11
Financial and other investments	15	2,453	5,753
Derivative financial assets	17	215	113
Cash and cash equivalents	20	375	1,178
Assets held for sale	10	—	2,628
Total current assets		7,485	14,332
Total assets		108,281	106,742

		2026	2025
	Notes	£m	£m
Current liabilities
Borrowings	21	(3,900)	(4,662)
Derivative financial liabilities	17	(268)	(381)
Trade and other payables	22	(5,049)	(4,472)
Contract liabilities	23	(110)	(96)
Current tax liabilities		(45)	(219)
Provisions	26	(425)	(357)
Liabilities held for sale	10	—	(434)
Total current liabilities		(9,797)	(10,621)
Non-current liabilities
Borrowings	21	(42,855)	(42,877)
Derivative financial liabilities	17	(750)	(821)
Other non-current liabilities	24	(1,114)	(876)
Contract liabilities	23	(2,699)	(2,418)
Deferred tax liabilities	7	(9,040)	(8,038)
Pensions and other post-retirement benefit obligations	25	(360)	(573)
Provisions	26	(2,336)	(2,692)
Total non-current liabilities		(59,154)	(58,295)
Total liabilities		(68,951)	(68,916)
Net assets		39,330	37,826
Equity
Share capital	27	647	638
Share premium account		1,285	1,292
Retained earnings		41,909	40,106
Other equity reserves	28	(4,542)	(4,233)
Total shareholders’ equity		39,299	37,803
Non-controlling interests		31	23
Total equity		39,330	37,826
The consolidated financial statements set out on pages 137 – 211 were approved by the Board of
Directors on 13 May 2026 and were signed on its behalf by:
Zoë Yujnovich
Chief Executive
Andy Agg
Chief Financial Officer
National Grid plc
Registered number: 4031152

National Grid plc Annual Report and Accounts 2025/26	141	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Consolidated cash flow statement for the years ended 31 March

		2026	2025	2024
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	5,431	4,934	4,475
Adjustments for:
Gain on sale of investments		(393)	(188)	—
Other fair value movements		(31)	66	(16)
Depreciation, amortisation and impairment		2,247	2,479	2,061
Share-based payments		45	37	37
Changes in working capital		720	40	(147)
Changes in provisions		(127)	(287)	840
Changes in pensions and other post-retirement benefit obligations		(31)	(90)	31
Cash generated from operations – continuing operations		7,861	6,991	7,281
Tax paid		(32)	(183)	(342)
Net cash inflow from operating activities – continuing operations		7,829	6,808	6,939
Cash flows from investing activities
Purchases of intangible assets		(586)	(526)	(549)
Purchases of property, plant and equipment		(9,989)	(8,780)	(6,904)
Disposals of property, plant and equipment		68	26	52
Investments in joint ventures and associates		(94)	(396)	(332)
Dividends received from joint ventures, associates and other investments		105	126	176
Disposal of interest in National Grid Renewables[1]	10	1,473	—	—
Disposal of interest in Grain LNG[1]	10	1,336	—	—
Disposal of interest in the UK Electricity System Operator[1]		—	577	—
Disposal of interest in the UK Gas Transmission business[1]	10	—	686	681
Disposal of financial and other investments		67	85	102
Acquisition of financial investments		(67)	(122)	(81)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		—	—	(19)
Net movements in short-term financial investments		3,285	(2,606)	(1,141)
Interest received	29(b)	231	332	148
Cash inflows on derivatives	29(b)	20	11	123
Cash outflows on derivatives	29(b)	(6)	(6)	—
Insurance claim from loss of property, plant and equipment		—	—	143
Net cash flow used in investing activities – continuing operations		(4,157)	(10,593)	(7,601)
Net cash inflow from investing activities – discontinued operations		—	22	102

		2026	2025	2024
	Notes	£m	£m	£m
Cash flows from financing activities
Proceeds of Rights Issue	27	—	7,001	—
Transaction fees related to Rights Issue	27	—	(162)	—
Proceeds from issue of treasury shares		40	18	20
Transactions in own shares		(1)	(7)	(4)
Proceeds received from loans	29(b)	4,172	3,237	5,563
Repayment of loans	29(b)	(2,961)	(2,861)	(1,701)
Payments of lease liabilities	29(b)	(145)	(130)	(118)
Net movements in short-term borrowings	29(b)	(2,225)	925	544
Cash inflows on derivatives	29(b)	93	62	86
Cash outflows on derivatives	29(b)	(38)	(106)	(58)
Interest paid	29(b)	(1,932)	(1,920)	(1,627)
Dividends paid to shareholders	9	(1,623)	(1,529)	(1,718)
Net cash flow (used in)/from financing activities – continuing operations		(4,620)	4,528	987
Net cash flow used in financing activities – discontinued operations		—	—	—
Net (decrease)/increase in cash and cash equivalents	29(b)	(948)	765	427
Reclassification to held for sale	10,29(b)	153	(123)	(30)
Exchange movements	29(b)	(8)	(23)	(1)
Cash and cash equivalents at start of year		1,178	559	163
Cash and cash equivalents at end of year	20	375	1,178	559
1.Balances consist of cash proceeds received, net of cash disposed.

National Grid plc Annual Report and Accounts 2025/26	142	Strategic Report	Corporate Governance	Financial Statements	Additional Information

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
These consolidated financial statements were approved for issue by the Board on 13 May 2026.
These consolidated financial statements have been prepared in accordance with IFRS® Accounting
Standards (IFRSs) as issued by the IASB. They are prepared on the basis of all IFRSs that are mandatory for the period ended 31 March 2026 and in accordance with the Companies Act 2006.
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
The main cash flow impacts identified in the reasonable worst-case scenario are:
–adverse impacts of higher spend on our capital expenditure programme;
–adverse impact from timing across the Group (i.e. a net under-recovery of allowed revenues or reductions in over-collections) and slower collections of outstanding receivables;
–higher operating and financing costs than expected, including non‑delivery of planned efficiencies across the Group; and
–the potential impact of further significant storms in the US.
As part of its analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible:
–the payment of dividends to shareholders;
–significant changes in the phasing of the Group’s capital expenditure programme, with elements of non‑essential works and programmes delayed; and
–a number of further reductions in operating expenditure across the Group.
Having considered the reasonable worst-case scenario and the further levers at the Board’s discretion, the Group continues to have headroom against the Group’s committed facilities identified in note 33 to the financial statements.
In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted £4.2 billion of new long-term senior debt had been raised in the year from 1 April 2025 to 31 March 2026 as evidence of the Group’s ability to continue to have access to the debt capital markets if needed.
We have considered the impact of recent geopolitical developments, including the escalation of conflict in the Middle East, which has contributed to increased market volatility and higher energy prices. While these conditions could increase the cost of new debt and introduce short term execution volatility, we have continued to observe access to funding and availability of committed liquidity during this period, consistent with our recent issuance activity and funding plan; including a $0.7 billion bond issued in March 2026 and a $0.9 billion loan executed in April 2026. Consequently, we believe that, despite a more uncertain external environment, the Group retains the ability to access debt capital markets as required to support its financing needs over the going concern period.
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

National Grid plc Annual Report and Accounts 2025/26	143	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
1. Basis of preparation and recent accounting developments cont.
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
Where necessary, adjustments are made to bring the accounting policies used in the individual financial statements of the Company, subsidiaries, joint operations, joint ventures and associates in line with those used by the Group in its consolidated financial statements under IFRS. Intercompany transactions are eliminated.
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
An area of judgement that has the most significant effect on the amounts recognised in the financial statements is:
–the judgement that, notwithstanding legislation enacted and targets committing the states of New York and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not shorten the remaining useful economic lives (UELs) of our US gas network assets, which we consider will have an expected use and utility beyond 2050 (see other areas of estimation uncertainty below and note 13).
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
–the future cash flows and real discount rates applied in determining the US environmental provisions, in particular relating to two Superfund sites and certain other legacy Manufacturing Gas Plant (MGP)
sites (see note 26); and
–the valuation of liabilities for pensions and other post-retirement benefits (see note 25).
In order to illustrate the impact that changes in assumptions for the valuation of pension liabilities and cash flows for environmental provisions could have on our results and financial position, we have included sensitivity analysis in note 35.
Other areas of estimation uncertainty
A further area of estimation uncertainty pertains to the estimates made regarding the UELs of our gas network assets due to uncertainty over the pace of delivery of the energy transition and the multiple pathways by which it could be delivered. Our estimates consider anticipated changes in customer behaviour and developments in new technology, the potential to decarbonise fuel through the use of renewable natural gas and green hydrogen, and the feasibility and affordability of increased electrification
(see note 13 for details and sensitivity analysis).
E. Impact of climate change and the transition to net zero
In preparing these financial statements for the year ended 31 March 2026, management has taken into account the Group’s commitments regarding its transition to net zero and the impact of climate change.
The Group has a published climate transition plan which sets out its targets to achieve this commitment by 2050, in line with the Paris Agreement. Management has also identified a number of significant climate-
related risks and opportunities. Changes to the Group’s commitments and the impact of climate change may have a material impact on the currently reported amounts of the Group’s assets and liabilities and on similar assets and liabilities that may be recognised in future reporting periods, as set out above with respect to the judgement and other areas of estimation uncertainty regarding the UELs of our US gas network assets. Other climate and transition impacts are further detailed below.
Repairs to property, plant and equipment and climate adaptation activities
The Group’s network assets recorded within property, plant and equipment (PP&E) are at risk of physical impacts from extreme weather events such as major storms which may be accentuated by increased frequency of weather incidents and changing long-term climate trends, thereby leading to asset damage.
Major storm costs in the US, net of deductibles and disallowances, incurred by the Group are recoverable as revenue in future periods under our rate plans but the associated repair costs are expensed as incurred as other operating costs under IFRS.

National Grid plc Annual Report and Accounts 2025/26	144	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
1. Basis of preparation and recent accounting developments cont.
E. Impact of climate change and the transition to net zero cont.
Impairment of property, plant and equipment and goodwill
Included within the Group’s plant and machinery (see note 13) are £267 million of oil- and gas-fired electricity generation units with approximately 3,800 MW of electric generation capacity located in
Long Island, New York. While the Group retains ownership of these assets, it sells all of the capacity, energy in response to dispatch requests, and any related ancillary services provided by the generating facilities to the Long Island Power Authority (LIPA) via a Power Supply Agreement running until 2028.
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
The UELs of our assets related to our commercial operations in LNG at Providence, Rhode Island are informed by the recovery periods used for ratemaking purposes and the majority of the UELs are covered by fixed price service contracts. The net book value of these assets will be immaterial by 2050. Accordingly, the Group believes there are no material accounting judgements in respect of the UELs of the LNG assets as of 31 March 2026.
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
Decommissioning provisions
Provisions to decommission significant portions of our regulated transmission and distribution assets are not recognised where no legal obligations exist, and a realistic alternative exists to incurring costs to decommission assets at the end of their life. Included within the Group’s decommissioning provisions as at 31 March 2026 (see note 26) is £38 million relating to legal requirements to remove asbestos upon major renovation or demolition of our oil- and gas-fired electricity generation structures and facilities located in Long Island, New York. As noted above, the progress of decarbonisation activities in Long
Island may bring forward the decommissioning of these assets, thereby increasing the present value of associated decommissioning provisions. In the current year, there have been no material changes to the expected timing of decommissioning expenditures. Currently, the expected timing of decommissioning expenditures has not materially been brought forward but management will continue to review the facts and circumstances.
Sensitivity to commodity contract derivatives
The Group has contracts associated with the forward purchase of gas and enters into derivative financial instruments linked to commodity prices, including gas options and swaps which are used to manage market price volatility (see note 17(b)). As at 31 March 2026, the Group’s gas commodity contract derivatives are primarily short-term and, accordingly, we do not anticipate a risk as a result of the transition to net zero.
F. Accounting policy choices
IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:
–Presentational formats: we use the nature of expense method for our income statement and aggregate our statement of financial position to net assets and total equity.
–Financial instruments: we normally opt to apply hedge accounting in most circumstances where this is permitted (see note 32(e)).
G. New IFRS accounting standards and interpretations effective for the year ended 31 March 2026
The Group adopted the following amendments to standards which have had no material impact on the
Group’s results or financial statement disclosures:
–amendments to IAS 21 ‘Lack of exchangeability’.
H. New IFRS accounting standards and interpretations not yet adopted
The following new accounting standards and amendments to existing standards have been issued but are not yet effective:
–IFRS 18 ‘Presentation and Disclosure in Financial Statements’;
–IFRS 9 and IFRS 7 ‘Amendments to the Classification and Measurement of Financial Instruments’;
–Amendments to IFRS 9 and IFRS 7 ‘Contracts Referencing Nature-dependent Electricity’;
–Annual Improvements to IFRS Accounting Standards – Volume 11; and
–IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’.
The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact other than in respect of IFRS 18.
IFRS 18 replaces IAS 1 and the Group will apply the new standard from 1 April 2027, with retrospective application. The Group is in the process of assessing the impact of IFRS 18 and anticipates changes to certain presentational and disclosure-related matters in its consolidated financial statements. The adoption of IFRS 18 will not affect the Group’s profit after tax; however, it will result in changes to the presentation of the primary financial statements and to certain disclosures. In particular, income and expenses will be grouped into five categories in the Consolidated income statement, namely the operating, investing, financing, discontinued operations and income tax categories. There will also be an additional mandatory subtotal for ‘Profit before financing and income taxes’ and the ‘useful structured summary’ concept will necessitate certain changes to line items presented in the Consolidated income statement, although the overall impact is not expected to be significant. Management-defined performance measures will also require disclosure in a single note. Preparatory work is currently underway to support adoption, including updates to reporting systems and the chart of accounts.
The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

National Grid plc Annual Report and Accounts 2025/26	145	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

The results of our five principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

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
National Grid Ventures
Comprises our electricity interconnectors in the UK, our electricity generation business in the US, all commercial operations in LNG at Providence, Rhode Island in the US and the Isle of Grain in the UK, and our investment in NG Renewables, our renewables business in the US. While NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. The Group sold its interest in NG Renewables on 29 May 2025 and in Grain LNG on 28 November 2025 (see note 10).

Included within the comparative years are the results of the UK Electricity System Operator which also represented a separate operating segment. The Group completed the disposal of the ESO to the UK
Government in the prior year.
Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.

National Grid plc Annual Report and Accounts 2025/26	146	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
2. Segmental analysis cont.
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
are no material sales between the UK and US geographical areas.

	2026			2025			2024
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:
UK Electricity Transmission	2,898	(87)	2,811	2,619	(135)	2,484	2,735	(40)	2,695
UK Electricity Distribution	1,937	—	1,937	2,424	(3)	2,421	1,795	(5)	1,790
UK Electricity System Operator	—	—	—	1,029	(17)	1,012	3,788	(35)	3,753
New England	4,174	—	4,174	4,306	—	4,306	3,948	—	3,948
New York	7,618	—	7,618	6,689	—	6,689	6,094	—	6,094
National Grid Ventures	1,098	(41)	1,057	1,397	(47)	1,350	1,389	(57)	1,332
Other	97	(7)	90	122	(6)	116	244	(6)	238
Total revenue from continuing operations	17,822	(135)	17,687	18,586	(208)	18,378	19,993	(143)	19,850

Split by geographical areas – continuing operations:
UK			5,472			6,707			9,063
US			12,215			11,671			10,787
Total revenue from continuing operations			17,687			18,378			19,850
The principal revenues of the UK Electricity Transmission segment arise from the provision of electricity transmission services and are invoiced to, and collected from, National Energy System Operator (NESO).
Amounts are invoiced and settled in equal monthly instalments throughout the financial year. No other single customer contributed 10% or more of the Group’s revenue in any of the years presented.

National Grid plc Annual Report and Accounts 2025/26	147	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
2. Segmental analysis cont.
(b) Operating profit
A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 5.

	Total operating profit/(loss) before exceptional items and remeasurements			Exceptional items and remeasurements (see note 5)			Total operating profit/(loss) after exceptional items and remeasurements
	2026	2025	2024	2026	2025	2024	2026	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,605	1,277	1,677	—	—	(3)	1,605	1,277	1,674
UK Electricity Distribution	1,122	1,610	993	—	(12)	(18)	1,122	1,598	975
UK Electricity System Operator	—	(364)	880	—	151	(498)	—	(213)	382
New England	960	982	643	(13)	26	(2)	947	1,008	641
New York	1,172	1,023	860	12	246	(498)	1,184	1,269	362
National Grid Ventures	327	380	469	388	(375)	89	715	5	558
Other	(142)	(143)	(60)	—	133	(57)	(142)	(10)	(117)
Total Group	5,044	4,765	5,462	387	169	(987)	5,431	4,934	4,475

Split by geographical area – continuing operations:
UK	2,948	2,775	3,923	484	257	(487)	3,432	3,032	3,436
US	2,096	1,990	1,539	(97)	(88)	(500)	1,999	1,902	1,039
Total Group	5,044	4,765	5,462	387	169	(987)	5,431	4,934	4,475

	Profit/(loss) before tax before exceptional items and remeasurements			Exceptional items and remeasurements (see note 5)			Profit/(loss) before tax after exceptional items and remeasurements
	2026	2025	2024	2026	2025	2024	2026	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	5,044	4,765	5,462	387	169	(987)	5,431	4,934	4,475
Share of post-tax results of joint ventures and associates	76	75	101	—	(2)	(64)	76	73	37
Finance income	378	449	244	2	1	4	380	450	248
Finance costs	(1,649)	(1,810)	(1,723)	(56)	3	11	(1,705)	(1,807)	(1,712)
Total Group	3,849	3,479	4,084	333	171	(1,036)	4,182	3,650	3,048
The following items are included in the total operating profit by segment:

Depreciation, amortisation and impairment[1]	2026	2025	2024
	£m	£m	£m
Operating segments:
UK Electricity Transmission	(550)	(540)	(521)
UK Electricity Distribution	(271)	(249)	(223)
UK Electricity System Operator	—	—	(61)
New England	(493)	(469)	(420)
New York	(769)	(731)	(658)
National Grid Ventures	(151)	(173)	(166)
Other	(13)	(13)	(12)
Total	(2,247)	(2,175)	(2,061)

Asset type:
Property, plant and equipment	(1,929)	(1,878)	(1,769)
Non-current intangible assets	(318)	(297)	(292)
Total	(2,247)	(2,175)	(2,061)
1.Depreciation, amortisation and impairment relates to property, plant and equipment and other intangible assets. The charge is stated net of depreciation and amortisation capitalised.

National Grid plc Annual Report and Accounts 2025/26	148	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
2. Segmental analysis cont.
(c) Capital investment
Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

	2026	2025	2024
	£m	£m	£m
Operating segments:
UK Electricity Transmission	4,372	2,999	1,912
UK Electricity Distribution	1,617	1,426	1,247
UK Electricity System Operator	—	—	85
New England	2,043	1,751	1,673
New York	3,428	3,289	2,654
National Grid Ventures	109	378	662
Other	7	4	2
Total	11,576	9,847	8,235

Asset type:
Property, plant and equipment	9,924	8,894	7,124
Non-current intangible assets	693	478	481
Equity investments in joint ventures and associates	27	116	332
Capital expenditure prepayments	932	359	298
Total	11,576	9,847	8,235
(d) Geographical analysis of non-current assets
Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	2026	2025	2024
	£m	£m	£m
Split by geographical area:
UK	47,551	42,623	40,065
US	49,273	46,131	44,270
	96,824	88,754	84,335

Reconciliation to total non-current assets:
Pension assets	2,507	2,489	2,407
Financial and other investments	842	798	880
Derivative financial assets	623	369	324
Non-current assets	100,796	92,410	87,946

National Grid plc Annual Report and Accounts 2025/26	149	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
3. Revenue

Revenue arises in the course of ordinary activities and principally comprises:
–transmission services;
–distribution services; and
–generation services.
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
Revenue in respect of non-regulated activities includes the sale of capacity on our interconnectors, which is determined at auctions and capacity market income. Capacity is sold in either day, month, quarter or year-ahead tranches. The price charged is determined by market fundamentals rather than regulatory agreement. The interconnectors are subject to regulation with regard to the levels of returns they are allowed to earn. Where amounts fall below this range they receive top-up revenues and where amounts exceed this range they must pass back the excess. In these instances, assets or liabilities are recognised for the top-up or pass-back respectively.

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
The transmission of electricity encompasses the following principal services:
–the supply of high-voltage electricity – revenue is recognised based on usage. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in advance and our payment terms are up to 60 days. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes; and
–construction work (principally for connections) – revenue is recognised over time, as we provide access to our network. Customers can either pay over the useful life of the connection or up front. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.
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
The distribution of electricity encompasses the following principal services:
–electricity distribution – revenue is recognised based on usage by customers (over time), based upon volumes and price. The price control mechanism that determines our annual allowances is similar to
UK Electricity Transmission. Revenues are billed monthly and payment terms are typically within
14 days; and
–construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.
For other construction where there is no consideration for any future services, revenues are recognised as the construction work is completed.
(c) New England
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
–electricity and gas supply and distribution and electricity transmission – revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and
–construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

National Grid plc Annual Report and Accounts 2025/26	150	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
3. Revenue cont.
(d) New York
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
–electricity and gas supply and distribution and electricity transmission – revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and
–construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.
(e) National Grid Ventures
National Grid Ventures generates revenue from electricity interconnectors, LNG at the Isle of Grain in the
UK and Providence, Rhode Island in the US, NG Renewables and rental income.
The Group recognises revenue from transmission services through interconnectors and LNG importation at the Isle of Grain and Providence by means of customers’ use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 30 days. The Group disposed of its interest in Grain LNG in November 2025 (see note 10).
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
Other revenue in the scope of IFRS 15 principally includes sales of renewables projects from NG Renewables to Emerald Energy Venture LLC (Emerald), which was jointly controlled by National Grid and Washington
State Investment Board (WSIB). The Group disposed of its interest in NG Renewables, together with
Emerald, in May 2025 (see note 10). NG Renewables developed wind and solar generation assets in the US, while Emerald had a right of first refusal to buy, build and operate those assets. Revenue was recognised as it was earned.
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
(f) Other
Revenue in Other relates to our UK commercial property business. Revenue is predominantly recognised in accordance with standards other than IFRS 15 and comprises property sales by our UK commercial property business. Property sales are recorded when the sale is legally completed.
(g) UK Electricity System Operator
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
(h) Disaggregation of revenue
In the following tables, revenue is disaggregated by primary geographical market and major service lines.
The table below reconciles disaggregated revenue with the Group’s reportable segments (see note 2).

Revenue for the year ended 31 March 2026	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	2,597	—	55	355	713	—	3,720
Distribution	—	1,859	4,061	7,204	—	—	13,124
Other[1]	29	73	9	17	20	4	152
Total IFRS 15 revenue	2,626	1,932	4,125	7,576	733	4	16,996
Other revenue
Generation	—	—	—	—	364	—	364
Other[2]	185	5	49	42	(40)	86	327
Total other revenue	185	5	49	42	324	86	691
Total revenue from continuing operations	2,811	1,937	4,174	7,618	1,057	90	17,687
1.The UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets.
2.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sale of the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

National Grid plc Annual Report and Accounts 2025/26	151	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
3. Revenue cont.
(h) Disaggregation of revenue cont.

Geographical split for the year ended 31 March 2026	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,626	1,932	—	—	713	—	5,271
US	—	—	4,125	7,576	20	4	11,725
Total IFRS 15 revenue	2,626	1,932	4,125	7,576	733	4	16,996
Other revenue
UK	185	5	—	—	(61)	72	201
US	—	—	49	42	385	14	490
Total other revenue	185	5	49	42	324	86	691
Total revenue from continuing operations	2,811	1,937	4,174	7,618	1,057	90	17,687

Revenue for the year ended 31 March 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission[1]	2,265	—	46	85	252	879	1	3,528
Distribution	—	2,327	—	4,193	6,371	—	—	12,891
System Operator	—	—	966	—	—	—	—	966
Other[2]	29	90	—	9	16	171	3	318
Total IFRS 15 revenue	2,294	2,417	1,012	4,287	6,639	1,050	4	17,703
Other revenue
Generation	—	—	—	—	—	384	—	384
Other[3]	190	4	—	19	50	(84)	112	291
Total other revenue	190	4	—	19	50	300	112	675
Total revenue from continuing operations	2,484	2,421	1,012	4,306	6,689	1,350	116	18,378
1.The UK Electricity System Operator transmission revenue generated in the period up until its disposal represented transmission revenues collected, net of payments made to transmission owners.
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
3.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of The
Narragansett Electric Company (NECO) and the UK Gas Transmission business, and a provision and adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

National Grid plc Annual Report and Accounts 2025/26	152	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
3. Revenue cont.
(h) Disaggregation of revenue cont.

Geographical split for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,616	1,785	3,753	—	—	878	1	9,033
US	—	—	—	3,867	6,008	159	3	10,037
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
UK	79	5	—	—	—	(76)	22	30
US	—	—	—	81	86	371	212	750
Total other revenue	79	5	—	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850
Contract liabilities (see note 23) represent revenue to be recognised in future periods relating to contributions in aid of construction of £2,809 million (2025: £2,514 million; 2024: £2,246 million). Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK
Electricity Distribution, New England and New York are up to 40 years, 69 years, 51 years and 51 years respectively. The weighted average amortisation period over which revenue for contract liabilities is recognised is 26 years.
Future revenues in relation to unfulfilled performance obligations amount to £1.4 billion (2025: £1.5 billion;
2024: £6.1 billion). £1.4 billion (2025: £1.5 billion; 2024: £1.9 billion) relates to connection contracts in UK
Electricity Transmission which will be recognised as revenue over a weighted average of 25 years.
The amount of revenue recognised for the year ended 31 March 2026 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the estimate of the stage of completion, is £nil (2025: £nil; 2024: £nil).
4. Other operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our external auditors.

	2026	2025	2024
	£m	£m	£m
Depreciation, amortisation and impairment¹	2,247	2,175	2,061
Payroll costs	1,992	2,143	2,043
Purchases of electricity	1,489	1,429	1,497
Purchases of gas	2,091	1,578	1,289
Property and other taxes	1,443	1,402	1,279
UK electricity balancing costs	—	1,143	2,486
Impairment of joint venture	—	303	—
Other[2]	3,240	3,071	4,553
Other operating costs	12,502	13,244	15,208
Impairment losses on financial assets	243	200	179
Total operating costs from continuing operations	12,745	13,444	15,387
Operating costs from continuing operations include:
Inventory consumed	454	506	408
Research and development expenditure	38	43	32
1.Depreciation, amortisation and impairment relates to property, plant and equipment and other intangible assets. The charge is stated net of depreciation and amortisation capitalised.
2.Included within Other are the costs incurred for the ongoing upkeep, repair, and management of infrastructure and assets necessary to ensure reliable energy delivery and operational efficiency.

National Grid plc Annual Report and Accounts 2025/26	153	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
4. Other operating costs cont.
(a) Payroll costs

	2026	2025	2024
	£m	£m	£m
Wages and salaries[1]	3,515	3,497	3,206
Social security costs	313	279	256
Defined contribution scheme costs	152	144	129
Defined benefit pension costs	73	114	96
Share-based payments	45	37	37
Severance costs (excluding pension costs)	16	10	12
	4,114	4,081	3,736
Less: payroll costs capitalised	(2,122)	(1,938)	(1,693)
Total payroll costs from continuing operations	1,992	2,143	2,043
1.Included within wages and salaries are US other post-retirement benefit costs of £27 million (2025: £25 million; 2024: £26 million).
For further information, refer to note 25.
(b) Number of employees

	31 March 2026	Monthly average 2026	31 March 2025	Monthly average 2025	31 March 2024	Monthly average 2024
UK	14,554	14,105	13,477	13,919	13,956	13,439
US	18,472	18,286	18,177	17,888	17,469	17,406
Total number of employees (continuing operations)	33,026	32,391	31,654	31,807	31,425	30,845
(c) Key management compensation

	2026	2025	2024
	£m	£m	£m
Short-term employee benefits	11	8	7
Share-based payments	7	4	5
Total key management compensation	18	12	12
Key management compensation relates to the Board, including the Executive Directors and Non-executive
Directors, for the years presented.
(d) Auditor’s remuneration
Auditor’s remuneration is presented below in accordance with the requirements of the Companies Act
2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2026	2025	2024
	£m	£m	£m
Audit fees payable to the Parent Company’s auditor and their associates in respect of:
Audit of the Parent Company’s individual and consolidated financial statements[1]	2.6	2.8	2.8
The auditing of accounts of any associate of the Company	8.6	8.7	8.8
Other services supplied[2]	6.9	7.2	7.3
	18.1	18.7	18.9
Total other services[3]
All other fees:
Other assurance services[4]	1.5	1.0	4.0
Other non-audit services not covered above	0.1	—	—
	1.6	1.0	4.0
Total auditor’s remuneration	19.7	19.7	22.9
1.Audit fees in each year represent fees for the audit of the Company’s financial statements for the years ended 31 March 2026, 2025 and 2024.
2.Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditor. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act), audit reports on regulatory returns and the review of interim financial statements for the six-month periods ended 30 September 2025, 2024 and 2023 respectively.
3.There were no tax compliance or tax advisory fees and no audit-related fees as described in Item 16C(b) of Form 20-F.
4.In all years, principally relates to assurance services provided in relation to comfort letters for debt issuances and reporting accountant services. The years ended 31 March 2026 and 31 March 2025 also includes fees for ESG reporting assurance.
The Audit & Risk Committee considers and makes recommendations to the Board, to be put to shareholders for approval at each AGM, in relation to the appointment, reappointment, removal and oversight of the Company’s independent auditor. The Committee, under authority granted at the AGM, also considers and approves the audit fees on behalf of the Board in accordance with the Competition and Markets Authority Audit Order 2014.
Certain services are prohibited from being performed by the external auditor under the Sarbanes-Oxley
Act and the FRC’s 2024 Revised Ethical Standard. Of the above services, none were prohibited.

National Grid plc Annual Report and Accounts 2025/26	154	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
5. Exceptional items and remeasurements

To monitor our segmental financial performance, we use an adjusted profit measure that excludes exceptional items and remeasurements. We exclude certain income and expenses from adjusted profit because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from adjusted profit.

Exceptional items and remeasurements from continuing operations

	2026	2025	2024
	£m	£m	£m
Included within operating profit
Exceptional items:
Net loss on disposal of NG Renewables	(96)	—	—
Net gain on the sale of Grain LNG	489	—	—
Transaction, separation and integration costs[1]	(17)	(65)	(44)
Changes in environmental provisions	—	146	(496)
Net gain on the sale of the ESO	—	187	—
Provision for UK electricity balancing costs	—	151	(498)
Impairment of joint venture	—	(303)	—
Major transformation programme	—	(74)	—
Cost efficiency programme	—	—	(65)
IFA fire	—	—	92
	376	42	(1,011)
Remeasurements – commodity contract derivatives	11	127	24
	387	169	(987)
1.Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group in the years presented.
Details of remeasurements, tax exceptional items and the tax effect of exceptional items and remeasurements are also provided in this note.

	2026	2025	2024
	£m	£m	£m
Included within operating profit	387	169	(987)
Included within finance income and costs
Remeasurements:
Net gains on financial assets at fair value through profit and loss	2	1	4
Net (losses)/gains on financing derivatives	(56)	3	11
	(54)	4	15
Included within share of post-tax results of joint ventures and associates
Remeasurements:
Net losses on financial instruments	—	(2)	(64)
Total included within profit before tax	333	171	(1,036)
Included within tax
Tax on exceptional items	8	76	159
Tax on remeasurements	8	(36)	(7)
	16	40	152
Total exceptional items and remeasurements after tax	349	211	(884)
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	384	118	(852)
Remeasurements after tax	(35)	93	(32)
Total exceptional items and remeasurements after tax	349	211	(884)

National Grid plc Annual Report and Accounts 2025/26	155	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
5. Exceptional items and remeasurements cont.
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
2026
Net loss on disposal of NG Renewables
In the year the Group recognised a net loss of £96 million (before tax) on the disposal of its interest in
National Grid Renewables Development LLC (NG Renewables) to Brookfield Asset Management for cash consideration of £1,531 million ($2,061 million) (see note 10). The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.
Net gain on disposal of Grain LNG
In the year the Group recognised a net gain of £489 million on the disposal of its interest in Grain LNG to a consortium of multinational energy company, Centrica plc and energy transition infrastructure investment firm, Energy Capital Partners LLC, part of Bridgepoint Group plc for expected consideration of £1,375 million, which includes an estimate for an adjustment to the consideration under the Sale and Purchase
Agreement (see note 10). The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.
Transaction, separation and integration costs
In May 2024, we announced the sale of NG Renewables and Grain LNG as part of our strategic focus on becoming a leading pureplay networks business. Both disposals were completed in the current year, and the transaction costs were included in gain or loss on disposal (see note 10). Separation costs of £17 million were incurred in relation to the disposals of NG Renewables and Grain LNG. The costs incurred primarily related to professional fees and employee costs. These costs have been classified as exceptional in accordance with our exceptional items policy. While the costs incurred in isolation are not sufficiently material to warrant classification as an exceptional item, when taken in aggregate with the respective disposals, the impact to the consolidated income statement incurred over both years is sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £44 million.
Changes in environmental provisions
In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal,
Newtown Creek and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group’s share of estimated costs are re-evaluated at each reporting period. In the year, following discussions with the Environmental Protection Agency on the scope and design of remediation activities related to the Gowanus and Newtown Creek, we have re-
evaluated our estimates of total costs and recognised a net movement in the associated provision of £nil.
Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.
Major transformation programme
Following the appointment of a new Chief Executive Officer in November 2025, strategic priorities were updated and as a result the transformation programme launched in 2024 has been reshaped. The costs expected to be incurred in aggregate going forward no longer meet the quantitative threshold to be classified as exceptional.
2025
Changes in environmental provisions
In the prior year, following discussions with the New York State Department of Environmental
Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we re-evaluated our estimates of total costs and recognised a net decrease of £64 million in relation to our provisions. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.
In the year ended 31 March 2025, the real discount rate applied to the Group’s environmental provisions was also revised to 2.0% to reflect the substantial and sustained change in US Government bond yield curves (see note 26). The principal impact of this rate increase was a £82 million decrease in our US environmental provisions. The weighted average remaining duration of our cash flows was around 10 years.

National Grid plc Annual Report and Accounts 2025/26	156	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
5. Exceptional items and remeasurements cont.
Exceptional items cont.
Net gain on disposal of the ESO
In the year ended 31 March 2025, the Group completed the disposal of the ESO to the UK Government for consideration of £673 million. As a result, the Group derecognised net assets of £486 million, resulting in a gain of £187 million. The receipt of cash was recognised within net cash used in investing activities within the consolidated cash flow statement.
Provision for UK electricity balancing costs
In the year ended 31 March 2024, the ESO’s operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. Under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. Following legislation to enable the separation of the ESO and the formation of the
NESO, the Group recognised a liability of £498 million in the year ended 31 March 2024 representing the element of the over-recovery that was expected to be settled through the sale process. In the prior year, the liability was remeasured at £347 million to reflect the final amount of over-recovered revenues that transferred through with the ESO on disposal on 1 October 2024.
Impairment of joint venture
In the prior year, we agreed with our joint venture partner, RWE Renewables, that our investment in
Community Offshore Wind, LLC will pause project development for the time being. The Group determined that the investment has negligible value and an impairment of £303 million was recognised (see note 16).
Transaction, separation and integration costs
In the year ended 31 March 2025, transaction and separation costs of £26 million were incurred in relation to the planned disposal of NG Renewables and £8 million in relation to the planned disposal of
Grain LNG. The costs incurred primarily related to professional fees and employee costs. In remeasuring the NG Renewables disposal group to fair value less costs to sell in accordance with IFRS 5, the Group also recognised a £31 million impairment loss. These costs were classified as exceptional in accordance with our exceptional items policy. While the costs incurred in isolation were not sufficiently material to warrant classification as an exceptional item, when taken in aggregate with the respective disposals, the impact to the consolidated income statement incurred over both years would be sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £6 million.
Major transformation programme
Following the announcement of our strategic priorities in May 2024, the Group entered into a new four‑year transformation programme designed to implement our refreshed strategy to be a pre-eminent pureplay networks business. In the prior year, the Group incurred £74 million of costs in relation to the programme. The costs recognised primarily related to technology implementation costs, employee costs and professional fees incurred in delivering the programme. While the costs incurred since the commencement of the programme did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the costs expected to be incurred over the duration of the programme, we concluded that the costs should be classified as exceptional in line with our exceptional items policy. The total cash outflow for the period was £62 million.
2024
Provision for UK electricity balancing costs
As described above, during the year ended 31 March 2024 the ESO’s operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. The Group recognised a liability for the over-recovered revenues which were forecasted to transfer through the sales process.
Changes in environmental provisions
In the year ended 31 March 2024, following discussions with the New York State Department of
Environmental Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we re-evaluated our estimates of total costs and increased our US environmental provision by £496 million. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods.
Transaction, separation and integration costs
Separation costs of £11 million were incurred in relation to the disposal of NECO, £6 million in relation to the disposal of the UK Gas Transmission business and £27 million in connection with the integration of NGED. The costs incurred primarily related to professional fees, relocation costs and employee costs.
The costs were classified as exceptional in accordance with our exceptional items policy. While the transaction, separation and integration costs incurred during the year did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the
£340 million of costs in previous periods, the costs qualified for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £33 million. The Group is entitled to cost recovery in relation to the separation of the ESO. Accordingly, these costs were not classified as exceptional.
Cost efficiency programme
During the year ended 31 March 2024, the Group incurred £65 million of costs in relation to the major cost efficiency programme announced in November 2021, that targeted at least £400 million savings per annum across the Group by the end of three years. The costs recognised in the period primarily related to redundancy provisions, employee costs and professional fees incurred in delivering the programme. While the costs incurred during the year did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £142 million of costs incurred since the announcement of the programme, the costs qualified for exceptional treatment in line with our exceptional items policy. The total cash outflow for the year was £53 million. The cost efficiency programme completed in the year ended 31 March 2024.
Fire at IFA converter station
In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on site. In the period, the Group recognised net insurance claims of £92 million, which were recognised as exceptional in line with our exceptional items policy and consistent with related claims in the preceding year. The total cash inflow in the period in relation to the insurance proceeds was £92 million.

National Grid plc Annual Report and Accounts 2025/26	157	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
5. Exceptional items and remeasurements cont.
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
by foreign exchange losses and gains on borrowing activities; and
iii.Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL (see note 15).

National Grid plc Annual Report and Accounts 2025/26	158	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

		2026	2025	2024
	Notes	£m	£m	£m
Finance income
Net interest income on pensions and other post-retirement benefit obligations	25	114	98	100
Interest income on financial instruments:
Bank deposits and other financial assets		263	341	139
Dividends received on equities held at fair value through other comprehensive income (FVOCI)		—	1	1
Net gains on FVTPL financial assets		2	1	4
Other income		1	9	4
Finance income		380	450	248
Finance costs
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts		(115)	(110)	(140)
Other borrowings[1]		(1,591)	(1,553)	(1,424)
Interest on derivatives		(229)	(285)	(277)
Unwinding of discount on provisions and other payables		(123)	(130)	(102)
Other interest		(15)	(26)	(31)
Derivatives designated as hedges for hedge accounting²		(24)	4	13
Derivatives not designated as hedges for hedge accounting²		(32)	(1)	(2)
Less: interest capitalised³		424	294	251
Finance costs[4]		(1,705)	(1,807)	(1,712)
Net finance costs from continuing operations		(1,325)	(1,357)	(1,464)
1.Includes interest expense on lease liabilities (see note 13 for details).
2.Includes a net foreign exchange loss on borrowing and investment activities of £711 million (2025: £241 million gain; 2024: £271 million gain) offset by foreign exchange gains and losses on financing derivatives measured at fair value and the impacts of hedge accounting.
3.Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.4% (2025: 4.3%; 2024: 4.7%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £65 million (2025: £39 million;
2024: £39 million). In the US, capitalised interest is added to the cost of property, plant and equipment, and qualifies for tax depreciation allowances.
4.Finance costs include principal accretion on inflation-linked liabilities of £168 million (2025: £152 million; 2024: £208 million).

National Grid plc Annual Report and Accounts 2025/26	159	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

National Grid plc Annual Report and Accounts 2025/26	160	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
7. Tax cont.
The tax charge for the year can be analysed as follows:

	2026	2025	2024
	£m	£m	£m
Current tax:
UK corporation tax at 25% (2025: 25%; 2024: 25%)	9	66	410
UK corporation tax adjustment in respect of prior years	(4)	(36)	(36)
	5	30	374
Overseas corporation tax	9	47	82
Overseas corporation tax adjustment in respect of prior years	(168)	(39)	(90)
	(159)	8	(8)
Total current tax from continuing operations	(154)	38	366
Deferred tax:
UK deferred tax	642	524	388
UK deferred tax adjustment in respect of prior years	(7)	25	43
	635	549	431
Overseas deferred tax	289	195	(40)
Overseas deferred tax adjustment in respect of prior years	169	39	74
	458	234	34
Total deferred tax from continuing operations	1,093	783	465

Total tax charge from continuing operations	939	821	831
Tax charged/(credited) to the consolidated statement of comprehensive income and equity

	2026	2025	2024
	£m	£m	£m
Current tax:
Share-based payments	(1)	(1)	(2)
Deferred tax:
Investments at fair value through other comprehensive income	—	—	1
Cash flow hedges, cost of hedging and own credit reserve	(16)	36	56
Remeasurements of pension assets and post-retirement benefit obligations	39	(23)	(50)
Share-based payments	(9)	2	—
	13	14	5
Total tax recognised in the statements of comprehensive income from continuing operations	23	13	7
Total tax relating to share-based payments recognised directly in equity from continuing operations	(10)	1	(2)
	13	14	5

National Grid plc Annual Report and Accounts 2025/26	161	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
7. Tax cont.
The tax charge for the year for continuing operations, is lower (2025: lower tax charge; 2024: higher tax charge) than at the standard rate of corporation tax in the UK of 25% (2025: 25%; 2024: 25%):

	2026	2025	2024
	£m	£m	£m
Profit before tax from continuing operations	4,182	3,650	3,048
Profit before tax from continuing operations multiplied by UK corporation tax rate of 25% (2025: 25%; 2024: 25%)	1,046	913	762
Effect of:
Adjustments in respect of prior years[1]	(10)	(11)	(9)
Expenses not deductible for tax purposes	58	40	155
Non-taxable income[2]	(150)	(107)	(43)
Adjustment in respect of foreign tax rates	14	4	(20)
Deferred tax impact of change in UK tax rate	—	—	—
Adjustment in respect of post-tax profits of joint ventures and associates included within profit before tax	(19)	(18)	(9)
Other[3]	—	—	(5)
Total tax charge from continuing operations	939	821	831

	%	%	%
Effective tax rate – continuing operations	22.5	22.5	27.3
1.The prior year adjustments are primarily due to agreement of prior period tax returns.
2.Includes tax on chargeable disposals after the offset of capital losses. The gains on disposal of Grain LNG in the current year and the ESO in the prior year were both subject to the Substantial Shareholding Exemption.
3.Other primarily comprises the movement in the deferred tax asset on previously unrecognised capital losses, claims for land remediation relief and claims for Research & Development credit.
Factors that may affect future tax charges
The main UK corporation tax rate is 25% and deferred tax balances as at 31 March 2026 have been calculated at 25%.
There are currently no legislative federal tax proposals being considered in the US that would impact National Grid. Therefore, the income tax balances as of 31 March 2026 have been calculated at the prevailing tax rates based on the current tax laws.

National Grid plc Annual Report and Accounts 2025/26	162	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
7. Tax cont.
Tax included within the statement of financial position
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Regulatory licences £m	Accelerated tax depreciation £m	Share- based payments £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences[1] £m	Total £m
Deferred tax liabilities/ (assets)
At 1 April 2024	429	8,816	(25)	461	(275)	(1,887)	7,519
Exchange adjustments and other[2]	—	(147)	—	(5)	—	57	(95)
Charged/(credited) to income statement	—	925	(3)	58	62	(256)	786
(Credited)/charged to other comprehensive income and equity	—	—	2	(23)	38	—	17
Disposals	—	(60)	—	—	—	(5)	(65)
Reclassification to held for sale (note 10)	—	(122)	—	—	—	(2)	(124)
At 1 April 2025	429	9,412	(26)	491	(175)	(2,093)	8,038
Exchange adjustments and other[2]	—	(144)	—	(4)	—	51	(97)
Charged/(credited) to income statement	—	1,158	(5)	6	24	(88)	1,095
(Credited)/charged to other comprehensive income and equity	—	—	(9)	39	(14)	—	16
Disposals	—	(12)	—	—	—	—	(12)
At 31 March 2026	429	10,414	(40)	532	(165)	(2,130)	9,040
1.The deferred tax asset of £2,130 million as at 31 March 2026 (2025: £2,093 million) in respect of other net temporary differences relates to losses of £456 million (2025: £298 million), US contract and lease liabilities of £632 million (2025: £603 million), US environmental provisions of £558 million (2025: £575 million), US bad debt provision of £161 million (2025: £155 million) and other short-term temporary differences of £323 million (2025: £462 million).
2.Exchange adjustments and other primarily comprises foreign exchange arising on translation of the US dollar deferred tax balances.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £9,040 million (2025: £8,038 million).
Deferred tax assets in respect of some capital losses as well as trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The total deferred tax assets not recognised are as follows:

	2026	2025
	£m	£m
Capital losses	2,482	2,484
Trading losses	9	9
The capital losses arose in the UK on disposal of certain businesses or assets. They are available to carry forward indefinitely but can only be offset against future capital gains.
At 31 March 2026 and 31 March 2025, there were no recognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or its associates as there are no significant corporation tax consequences of the Group’s UK, US or overseas subsidiaries or associates paying dividends to their parent companies. There are also no significant income tax consequences for the Group from the payment of dividends by the Group to its shareholders.

National Grid plc Annual Report and Accounts 2025/26	163	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

(a) Basic EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2026	2026	2025	2025	2024	2024
	£m	pence	£m	pence	£m	pence
Earnings from continuing operations	3,241	65.5	2,826	60.0	2,216	55.5
Earnings from discontinued operations	—	—	76	1.6	74	1.9
Total earnings	3,241	65.5	2,902	61.6	2,290	57.4

		2026		2025		2024
		millions		millions		millions
Weighted average number of ordinary shares – basic		4,946		4,707		3,991
(b) Diluted EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2026	2026	2025	2025	2024	2024
	£m	pence	£m	pence	£m	pence
Earnings from continuing operations	3,241	65.2	2,826	59.8	2,216	55.3
Earnings from discontinued operations	—	—	76	1.6	74	1.8
Total earnings	3,241	65.2	2,902	61.4	2,290	57.1

		2026		2025		2024
		millions		millions		millions
Weighted average number of ordinary shares – diluted		4,971		4,729		4,008
(c) Reconciliation of basic to diluted average number of shares

	2026	2025	2024
	millions	millions	millions
Weighted average number of ordinary shares – basic	4,946	4,707	3,991
Effect of dilutive potential ordinary shares – employee share plans	25	22	17
Weighted average number of ordinary shares – diluted	4,971	4,729	4,008

National Grid plc Annual Report and Accounts 2025/26	164	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
9. Dividends
Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

	2026			2025			2024
	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m
Final dividend in respect of the prior year	30.88	894	617	39.12	811	643	37.60	1,325	56
Interim dividend in respect of the current year	16.35	729	80	15.84	718	59	19.40	393	320
	47.23	1,623	697	54.96	1,529	702	57.00	1,718	376
The Directors are proposing a final dividend for the year ended 31 March 2026 of 32.14p per share that would absorb approximately £1,598 million of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 23 July 2026 to shareholders who are on the register of members at 29 May 2026 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.
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

National Grid Renewables
On 24 February 2025, the Group agreed to sell NG Renewables, its US onshore renewables business, to Brookfield Asset Management. The disposal subsequently completed on 29 May 2025 for consideration of £1,531 million ($2,061 million). As NG Renewables did not represent a separate major line of business or geographical operation, it did not meet the criteria for classification as discontinued operations and therefore the results for the period until disposal are not separately disclosed on the face of the income statement.
Financial information relating to the loss arising on the disposal of NG Renewables is set out below:

£m
Goodwill	51
Property, plant and equipment	438
Investment in joint venture	906
Trade and other receivables	141
Cash and cash equivalents	58
Financial investments	41
Other assets	66
Total assets on disposal	1,701
Borrowings	(2)
Other liabilities	(159)
Total liabilities on disposal	(161)
Net assets on disposal	1,540

Satisfied by:
Proceeds	1,531
Total consideration	1,531

Less:
Disposal-related costs	(11)
Loss on disposal before tax and reclassification of foreign currency translation reserve	(20)

Reclassification of foreign currency translation reserve¹	(76)
Tax	5
Post-tax loss on disposal	(91)
1.The reclassification of the foreign currency translation reserve attributable to NG Renewables comprises a loss of £84 million relating to the retranslation of NG Renewables’ operations offset by a gain of £8 million relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the Group’s net investment in NG Renewables.
NG Renewables generated a loss after tax of £14 million for the period until 29 May 2025 (2025: £60 million loss; 2024: £65 million loss).

National Grid plc Annual Report and Accounts 2025/26	165	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
10. Assets held for sale and discontinued operations cont.
Grain LNG
On 14 August 2025, the Group agreed to sell Grain LNG, its UK LNG asset, to a consortium of multinational energy companies, Centrica plc and energy transition infrastructure investment firm,
Energy Capital Partners LLC, part of Bridgepoint Group plc. The disposal subsequently completed on
28 November 2025. As Grain LNG did not represent a separate major line of business or geographical operation, it did not meet the criteria for classification as discontinued operations and therefore the results for the period until disposal are not separately disclosed on the face of the income statement.
The Group has recognised a £124 million liability as an adjustment to the consideration under the Sale and Purchase Agreement for post closing capital project obligations based on management’s best estimate of the expected outflow. Given the inherent complexity of the project, and the number of parties involved, the Group has considered a range of potential outcomes, including the risk that costs could exceed our estimates. The Group has concluded the risk of a materially adverse impact to our operations, cash flows or financial position is remote.
Financial information relating to the gain arising on the disposal of Grain LNG is set out below:

£m
Other intangible assets	27
Property, plant and equipment	962
Trade and other receivables	27
Cash and cash equivalents	163
Other assets	20
Total assets on disposal	1,199
Borrowings	(135)
Other liabilities	(196)
Total liabilities on disposal	(331)
Net assets on disposal	868

Satisfied by:
Proceeds	1,375
Total consideration	1,375

Less:
Disposal-related costs	(18)
Gain on disposal	489
Grain LNG generated a profit after tax of £89 million for the period until 28 November 2025 (2025:
£120 million; 2024: £114 million).
The UK Gas Transmission business
In July 2024, the Group sold its remaining 20% equity interest in the UK Gas Transmission business
(held through its holding in GasT TopCo Limited). This interest had been classified as held for sale from
31 January 2023 until the date of disposal, as detailed in the Annual Report and Accounts for the year ended 31 March 2025. The total sales proceeds were £686 million and the gain on disposal, after transaction costs, was £25 million.
The disposal of the Group’s remaining interest in GasT TopCo Limited was the final stage of the plan to dispose of the UK Gas Transmission business first announced in 2021. As a result, the gain on disposal and any remeasurements pertaining to the financial derivatives noted above are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued
operation. This is also reflected in the statement of comprehensive income, as well as earnings per share
(EPS) being shown split between continuing and discontinued operations.
The summary income statements for the years ended 31 March 2025 and 2024 are as follows:

	2025	2024
	£m	£m
Operating profit	—	—
Finance income	5	17
Finance costs[1]	47	62
Profit before tax	52	79
Tax	(1)	(1)
Profit after tax from discontinued operations	51	78
Gain/(loss) on disposal	25	(4)
Total profit after tax from discontinued operations	76	74
1.Finance costs included the remeasurement of the Further Acquisition Agreement option and the Remaining Acquisition Agreement, as detailed in the Annual Report and Accounts for the year ended 31 March 2025.
The summary statements of comprehensive income for the years ended 31 March 2025 and 2024 are as follows:

	2025	2024
	£m	£m
Profit after tax from discontinued operations	76	74
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net (losses)/gains on investments in debt instruments measured at fair value through other comprehensive income	(13)	13
Tax on items that may be reclassified subsequently to profit or loss	3	(3)
Total (losses)/gains from discontinued operations that may be reclassified subsequently to profit or loss	(10)	10
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	(10)	10
Total comprehensive income for the year from discontinued operations	66	84
Details of the cash flows relating to discontinued operations are set out within the consolidated cash flow statement.

National Grid plc Annual Report and Accounts 2025/26	166	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
11. Goodwill

Goodwill represents the excess of what we paid to acquire businesses over the fair value of their net assets at the acquisition date. We assess whether goodwill is recoverable by performing an impairment review annually or more frequently if events or changes in circumstances indicate a potential impairment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate. Goodwill is allocated to CGUs, or groups of CGUs, and this allocation is made to those CGUs that are expected to benefit from the acquisition in which the goodwill arose.
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

Total £m
Net book value at 1 April 2024	9,729
Exchange adjustments	(117)
Reclassification to held for sale (note 10)	(80)
Net book value at 1 April 2025	9,532
Exchange adjustments	(115)
Net book value at 31 March 2026	9,417
There was no significant accumulated impairment charge as at 31 March 2026 or 31 March 2025.
Impairment review of goodwill and indefinite-lived intangibles
Goodwill and indefinite-lived intangibles (see note 12) are reviewed annually for impairment and the recoverability is assessed by comparing the carrying amount of our operations with the expected recoverable amount on a value-in-use basis which uses pre-financing and pre-tax cash flow projections based on the Group’s financial plans, approved by the Directors. See below for a summary of which operations our goodwill and indefinite-lived intangibles are allocated to.

	2026	2025
CGU or group of CGUs	£m	£m
Goodwill:
National Grid Ventures – US	97	100
New England	1,471	1,506
New York	3,128	3,205
UK Electricity Distribution[1]	4,721	4,721
Total goodwill	9,417	9,532

Indefinite-lived intangibles (regulatory licences related to UK Electricity Distribution):
West Midlands	518	518
East Midlands	519	519
South Wales	257	257
South West	420	420
Total indefinite-lived intangibles	1,714	1,714
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
(a) Cash flow periods, terminal value and discount rate assumptions
We select cash flow durations longer than five years, when our forecasts are considered reliable. The cash flow durations selected reflect our knowledge and understanding of the regulatory environments in which we operate, and most significantly, where markets have legislated decarbonisation commitments by 2050, we may utilise longer cash flow forecasts that reflect the investment required to deliver those commitments before applying a terminal value at the point those commitments are due to be fulfilled and market growth is expected to stabilise. For our regulated UK ED operations, we consider cash flow durations that run until 2050, reflecting the expected investment required in the network, in excess of economy‑wide long‑term growth rates in order to deliver the energy transition. Total expenditure forecasts, comprising capital and operating expenditure, are estimated with reference to the Group’s strategic modelling and expectations around a reasonable energy transition based upon the policies and commitments in place today. Cash flows related to uncommitted future restructurings and enhancement capital expenditure
(beyond activity to reinforce the network and build new connections) are excluded from the projections.
For our regulated US operations (New York and New England CGUs), we use a five-year cash flow forecast. For our National Grid Ventures operations, we typically model cash flows extending out to the end of each project’s operational life based on the long-term horizon of our projects.

National Grid plc Annual Report and Accounts 2025/26	167	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
11. Goodwill cont.
(a) Cash flow periods, terminal value and discount rate assumptions cont.
For our UK ED business, a nominal terminal growth rate of 1.6% (2025: 1.8%) is assumed upon the terminal year cash flows, reflecting management’s best view, based on market and operational experience, of the expected long-term growth in the relevant market. For our regulated US operations we apply a growth rate of 2.4% (2025: 2.3%). This has been determined with regard to data on industry growth projections, specifically related to the energy transition, and projected growth in real Gross
Domestic Product (GDP) for the territory within which the CGU is based.
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
The determined discount rate is independent of the entity’s capital structure and reflects a market participant’s view of a risk adjusted discount rate specific to the CGU or group of CGUs. The post-tax discount rate is then grossed up to a pre-tax discount rate that is applied to pre-tax cash flows. The pre‑tax discount rates used for the year ended 31 March 2026 were as follows: UK ED Group 5.2%
(2025: 5.4%); UK ED distribution network operators 5.2% (2025: 5.3%); New York 5.1% (2025: 6.3%);
New England 5.0% (2025: 6.2%); and National Grid Ventures – US 5.3% (2025: 6.7%).
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

National Grid plc Annual Report and Accounts 2025/26	168	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
12. Other intangible assets cont.
(a) Analysis of other intangible assets

	Regulatory licences £m	Software £m	Assets in the course of construction £m	Total £m
Cost at 1 April 2024	1,714	3,093	392	5,199
Exchange adjustments	—	(61)	(7)	(68)
Additions	—	16	462	478
Disposals	—	(7)	—	(7)
Reclassifications[1]	—	376	(363)	13
Reclassification to held for sale (note 10)	—	(16)	—	(16)
Cost at 1 April 2025	1,714	3,401	484	5,599
Exchange adjustments	—	(56)	(8)	(64)
Additions	—	84	609	693
Disposals	—	(10)	—	(10)
Reclassifications¹	—	547	(556)	(9)
Cost at 31 March 2026	1,714	3,966	529	6,209
Accumulated amortisation at 1 April 2024	—	(1,758)	(10)	(1,768)
Exchange adjustments	—	36	—	36
Amortisation charge for the year	—	(323)	—	(323)
Accumulated amortisation of disposals	—	7	—	7
Reclassifications¹	—	2	—	2
Reclassification to held for sale (note 10)	—	11	—	11
Accumulated amortisation at 1 April 2025	—	(2,025)	(10)	(2,035)
Exchange adjustments	—	25	—	25
Amortisation charge for the year	—	(339)	—	(339)
Accumulated amortisation of disposals	—	10	10	20
Reclassifications¹	—	(1)	—	(1)
Accumulated amortisation at 31 March 2026	—	(2,330)	—	(2,330)
Net book value at 31 March 2026²	1,714	1,636	529	3,879
Net book value at 31 March 2025	1,714	1,376	474	3,564
1.Reclassifications includes amounts transferred to property, plant and equipment (see note 13).
2.The Group has capitalised £224 million (2025: £271 million) in relation to the Gas Business Enablement system in the US, of which
£224 million (2025: £271 million) is in service and is being amortised over 10 years, with the remainder included within assets in the course of construction. A further £72 million (2025: £82 million) relates to our UK general ledger system within software and is being amortised over 10 years.
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

National Grid plc Annual Report and Accounts 2025/26	169	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
13. Property, plant and equipment cont.
(a) Analysis of property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2024	4,210	74,551	7,022	1,350	87,133
Exchange adjustments	(55)	(965)	(91)	(21)	(1,132)
Additions[1]	60	1,172	7,529	220	8,981
Disposals	(59)	(387)	(9)	(239)	(694)
Adjustment for change in discount rate on decommissioning provisions (note 26)	—	7	—	—	7
Reclassifications[2]	198	4,583	(4,876)	83	(12)
Reclassification to held for sale (note 10)	(110)	(1,195)	(502)	(19)	(1,826)
Cost at 1 April 2025	4,244	77,766	9,073	1,374	92,457
Exchange adjustments	(55)	(934)	(91)	(20)	(1,100)
Additions[1]	108	1,362	8,696	259	10,425
Disposals	(47)	(363)	(28)	(164)	(602)
Adjustment for change in discount rate on decommissioning provisions (note 26)	(22)	(66)	—	—	(88)
Reclassifications[2]	192	5,607	(5,834)	84	49
Cost at 31 March 2026	4,420	83,372	11,816	1,533	101,141
Accumulated depreciation at 1 April 2024	(758)	(16,730)	(67)	(671)	(18,226)
Exchange adjustments	12	200	—	11	223
Depreciation charge for the year[3]	(93)	(1,632)	4	(203)	(1,924)
Disposals	49	387	9	236	681
Reclassifications[2]	(32)	33	3	(5)	(1)
Reclassification to held for sale (note 10)	51	817	—	13	881
Accumulated depreciation at 1 April 2025	(771)	(16,925)	(51)	(619)	(18,366)
Exchange adjustments	12	197	—	11	220
Depreciation charge for the year[3]	(96)	(1,665)	2	(230)	(1,989)
Disposals	29	361	1	163	554
Reclassifications[2]	18	(44)	(16)	2	(40)
Accumulated depreciation at 31 March 2026	(808)	(18,076)	(64)	(673)	(19,621)
Net book value at 31 March 2026	3,612	65,296	11,752	860	81,520
Net book value at 31 March 2025	3,473	60,841	9,022	755	74,091
1.Additions include right-of-use assets recognised during the year.
2.Represents amounts transferred between categories, (to)/from other intangible assets (see note 12), (to)/from inventories.
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
(which is calculated by dividing the net book value of that class of asset by the respective annual depreciation charge).

		Years
	UK	US	Weighted average remaining UEL
Freehold and leasehold buildings	up to 65	up to 100	43
Plant and machinery:
Electricity transmission plant and wires	up to 100	10 to 85	32
Electricity distribution plant	14 to 99	5 to 85	46
Electricity generation plant	n/a	15 to 93	8
Interconnector plant and other	5 to 70	5 to 54	25
Gas plant – mains, services and regulating equipment	n/a	20 to 95	54
Gas plant – storage	n/a	20 to 60	24
Gas plant – meters	n/a	14 to 45	26
Motor vehicles and office equipment	up to 30	up to 34	3

National Grid plc Annual Report and Accounts 2025/26	170	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
13. Property, plant and equipment cont.
(c) Gas asset lives
The role that our US gas networks play in the pathway to achieving the greenhouse gas emissions reductions targets set in the jurisdictions in which we operate remains subject to uncertainty.
Policymakers in New York and Massachusetts continue to indicate an increase in electrification to meet their respective decarbonisation targets, while as a Group we are committed in our transition to net zero.
However, developments during the current financial year indicate that, despite some regulation changes and customer incentive schemes favouring electrification, the pathway to full electrification remains uncertain due to barriers such as heightened affordability concerns and increased regulatory uncertainty.
As a result, there is a reduced risk that the UELs of certain elements of our gas networks may be shortened in line with future policy, regulatory frameworks and planning systems aimed to support the decarbonisation of the energy sector.
In the US, our gas distribution asset lives are assessed as part of detailed depreciation studies completed as part of each separate rate proceeding. Depreciation studies consider the physical condition of assets and the expected operational life of an asset. The weighted average remaining UEL for our US gas distribution fixed asset base is circa 54 years; however, a proportion of our assets are assumed to have
UELs which extend beyond 2080. In assessing these UELs, we consider a range of different pathways related to our gas assets. These pathways factor in the net zero ambitions of the Group and the jurisdictions that we operate in, anticipated changes in customer behaviour, developments in new technology, the feasibility and affordability of electrification, and the ability to decarbonise fuel through the use of renewable natural gas (RNG) and green hydrogen. On balance of the different pathways considered, we continue to believe the lives identified by rate proceedings are the best estimate of the assets’ UELs given the need to provide safe, affordable and reliable heating services. We keep this assumption under review and we continue to actively engage and support our regulators to enable the clean energy transition.
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
presumed. It should be noted that the net zero pathways which we consider probable all suggest some role for gas in heating buildings beyond 2050, so our sensitivity analysis for 2050 illustrates an unlikely worst-case scenario.

	Increase in depreciation expense for the year ended 31 March 2026		Increase in depreciation expense for the year ended 31 March 2025
	New York £m	New England £m	New York £m	New England £m
UELs limited to 2050	277	90	235	78
UELs limited to 2060	130	37	110	32
UELs limited to 2070	64	11	54	9
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
(d) Right-of-use assets
The Group leases various properties, land, equipment and cars. New lease arrangements entered into are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The right-of-use asset and associated lease liability arising from a lease are initially measured at the present value of the lease payments expected over the lease term. The lease payments include fixed payments, any variable lease payments dependent on an index or a rate, and any break fees or renewal option costs that we are reasonably certain to incur. The discount rate applied is the rate implicit in the lease or, if that is not available, the incremental rate of borrowing for a similar term and similar security. The liabilities for the majority of the Group’s lease portfolio are calculated using the incremental borrowing rate. This is determined based on observable data for borrowing rates for the specific Group entity that has entered into the lease, with specific adjustments for the term of the lease and any lease-specific risk premium. The lease term takes account of extension options that are at our option if we are reasonably certain to exercise the option and any lease termination options unless we are reasonably certain not to exercise the option. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. For short-term leases (lease term of 12 months or less)
and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis.
The table that follows shows the movements in the net book value of right-of-use assets included within property, plant and equipment at 31 March 2026 and 31 March 2025, split by category. The associated lease liabilities are disclosed in note 21.

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Net book value at 1 April 2024	293	128	—	307	728
Exchange adjustments	(6)	(2)	—	(7)	(15)
Additions	39	2	—	159	200
Reclassification to held for sale (note 10)	(2)	(15)	—	—	(17)
Disposals	—	—	—	(3)	(3)
Depreciation charge for the year	(21)	(12)	—	(87)	(120)
Net book value at 31 March 2025	303	101	—	369	773
Exchange adjustments	(6)	(2)	—	(6)	(14)
Additions	23	—	—	199	222
Disposals	(11)	—	—	(2)	(13)
Depreciation charge for the year	(24)	(6)	—	(102)	(132)
Net book value at 31 March 2026	285	93	—	458	836

National Grid plc Annual Report and Accounts 2025/26	171	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
13. Property, plant and equipment cont.
(d) Right-of-use assets cont.
The following balances have been included in the income statement for the years ended 31 March 2026 and 31 March 2025 in respect of right-of-use assets:

	2026	2025
	£m	£m
Included within net finance income and costs:
Interest expense on lease liabilities	(41)	(40)
Included within revenue:
Lease income[1]	385	406
Included within operating expenses:
Expense relating to short-term and low-value leases	(27)	(24)
1.Included within lease income is £364 million (2025: £384 million) of variable lease payments, the majority of which relates to the power supply arrangement entered into with LIPA (see note 3).
14. Other non-current assets

Other non-current assets include assets that do not fall into specific non-current asset categories (such as goodwill or property, plant and equipment) where the benefit to be received from the asset is not due to be received until after 31 March 2027.

	2026	2025
	£m	£m
Other receivables¹	291	299
Non-current tax assets	20	—
Prepayments²	1,073	660
	1,384	959
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

The classification of each investment held by the Group is determined based on two main factors:
–its contractual cash flows – whether the asset’s cash flows are solely payments of the principal and interest on the financial asset on pre‑determined dates or whether the cash flows are determined by other factors such as the performance of a company; and
–the business model for holding the investments – whether the intention is to hold onto the investment for the longer term (collect the contractual cash flows) or to sell the asset with the intention of managing any gain or loss on sale or to manage any liquidity requirements.
The three categories of financial and other investments are as follows:
–Financial assets at amortised cost – debt instruments that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is to collect contractual cash flows, are held at amortised cost. This category includes our receivables in relation to deposits and collateral;
–FVOCI debt and other investments – debt investments, such as bonds, that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is both to collect the contractual cash flows and to sell the debt instruments, are measured at FVOCI, with gains or losses recognised in the consolidated statement of comprehensive income instead of through the income statement. On disposal, any gains or losses are recognised within finance income in the income statement (see note 6). Other investments include insurance contracts which are held to back the present value of unfunded pension liabilities (see note 25); and
–FVTPL investments – other financial investments are subsequently measured at fair value with any gains or losses recognised in the income statement (FVTPL). This primarily comprises our money market funds, insurance company fund investments and corporate venture capital investments held by National Grid Partners.
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

National Grid plc Annual Report and Accounts 2025/26	172	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
15. Financial and other investments cont.

	2026	2025
	£m	£m
Non-current
FVOCI debt and other investments	385	384
FVTPL investments	450	407
Financial assets at amortised cost	7	7
	842	798
Current
FVTPL investments	1,914	5,156
Financial assets at amortised cost	539	597
	2,453	5,753
	3,295	6,551
Financial and other investments include the following:
Investments in short-term money market funds	1,370	4,725
Investments held by National Grid Partners	387	346
Investments in Sunrun	63	60
Balances that are restricted or not readily used in operations:
Collateral[1]	438	506
Insurance company and non-qualified plan investments	676	578
Cash surrender value of life insurance policies	252	238
Other investments	109	98
	3,295	6,551
1.The collateral balance includes £404 million (2025: £477 million) of collateral placed with counterparties with whom we have entered into a credit support annex to the International Swaps and Derivatives Association (ISDA) Master Agreement; £30 million (2025: £24 million)
of restricted amounts allocated for specific projects within National Grid Electricity Transmission plc and National Grid Electricity
Distribution plc; £4 million (2025: £5 million) insurance captive letters of credit.
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

	2026			2025
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Share of net assets at 1 April	174	434	608	158	1,262	1,420
Exchange adjustments	(17)	30	13	(4)	(46)	(50)
Additions	23	4	27	23	93	116
Share of post-tax results for the year	15	61	76	11	62	73
Impairment	—	—	—	—	(303)	(303)
Dividends received	(18)	(82)	(100)	(18)	(53)	(71)
Disposals	—	—	—	(1)	—	(1)
Reclassification to held for sale (note 10)	—	—	—	—	(582)	(582)
Other movements	—	—	—	5	1	6
Share of net assets at 31 March	177	447	624	174	434	608
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
ventures and associates. The Group has capital commitments in relation to its joint ventures and associates of £526 million (2025: £635 million), which primarily relate to the funding of new capital investment projects.

National Grid plc Annual Report and Accounts 2025/26	173	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
16. Investments in joint ventures and associates cont.
The following table describes the Group’s material joint ventures and associates at 31 March 2026:

Joint venture[1]	% stake
BritNed Development Limited[1]	50%	BritNed is a joint venture with the Dutch transmission system operator, TenneT, and operates the subsea electricity interconnector between Great Britain and the Netherlands, commissioned in 2011.
Nemo Link Limited[1]	50%	Nemo is a joint venture with the Belgian transmission operator, Elia, and operates the subsea electricity interconnector between Great Britain and Belgium, which became operational in 2019.
1.The joint ventures have reporting periods ending on 31 December with monthly management reporting information provided to the Group.
The Group also held a 51% interest in Emerald Energy Venture, LLC, a joint venture with Washington
State Investment Board which builds and operates wind and solar assets. In the prior year, the Group classified its interest in Emerald, together with NG Renewables, as held for sale and ceased equity accounting for its share of results (see note 10). The disposal subsequently completed on 29 May 2025.
In March 2021, the Group entered into an offshore partnership agreement with RWE Renewables to form
Community Offshore Wind, LLC. The purpose of the joint venture is to explore, develop, and eventually construct and operate renewable facilities in the northeastern US offshore wind market. In February 2022, the partnership successfully bid in the New York Bight seabed lease auction. The Group’s investment in
Community Offshore Wind represents our share of the seabed lease and initial development costs incurred to date. As of 31 March 2025, the project had not yet reached the construction stage.
In the prior year, an Executive Memorandum was issued by the US Administration on wind power, temporarily suspending offshore wind leasing, ordering a review of existing leases and directing a review and pause on permitting. Accordingly, we agreed with RWE Renewables to place a temporary pause on development of the project. As detailed in the Annual Report and Accounts for the year ended 31 March
2025, we considered the potential impact on our valuation of our investment in Community Offshore
Wind and determined that the investment had a negligible value. Accordingly, the carrying value of the
£303 million investment was fully impaired. The impairment charge was recognised in the NGV operating segment. Whilst development activity is currently suspended, we continue to consider Community
Offshore Wind could play an important role in New York’s future energy strategy. We will reassess the project development pause should market conditions improve in the future.
Summarised financial information as at 31 March, together with the carrying amount of material investments, is as follows:

	BritNed Development Limited		Nemo Link Limited
	2026	2025	2026	2025
	£m	£m	£m	£m
Statement of financial position
Non-current assets	338	352	448	447
Cash and cash equivalents	65	76	128	118
All other current assets	59	48	11	8
Non-current liabilities	(38)	(51)	(25)	(3)
Non-current financial liabilities	(33)	(32)	(11)	(32)
Current liabilities	(44)	(39)	(103)	(109)
Net assets	347	354	448	429

Carrying amount of the Group’s investment	174	177	224	215

	BritNed Development Limited		Nemo Link Limited
	2026	2025	2026	2025
	£m	£m	£m	£m
Income statement
Revenue	151	108	108	102
Depreciation and amortisation	(16)	(16)	(24)	(23)
Other costs	(20)	(23)	(16)	(16)
Operating profit	115	69	68	63
Net interest (expense)/income	(2)	(1)	1	1
Profit before tax	113	68	69	64
Income tax expense	(26)	(18)	(17)	(16)
Profit for the year	87	50	52	48
Group’s share of post-tax results for the year	44	25	26	24
The aggregate information of associates and joint ventures that are not individually material is as follows:

	2026	2025
	£m	£m
Share of post-tax results for the year	6	24
Impairment	—	(303)
Share of total comprehensive income	6	(279)
Aggregate carrying value of the Group’s interests	226	216

National Grid plc Annual Report and Accounts 2025/26	174	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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
–financing derivatives – these are used to manage our exposure to interest rates and foreign exchange rates. Specifically, we use these derivatives to manage our financing portfolio, holdings in foreign operations and contractual operational cash flows; and
–commodity contract derivatives – these are used to manage exposure to price and supply risks related to our US customers and UK business. Some forward contracts for the purchase of commodities meet the definition of derivatives. We also enter into derivative financial instruments linked to commodity prices, including options and swaps, which are used to manage market price volatility.

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
The fair values of derivatives by category are as follows:

	2026			2025
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current	215	(268)	(53)	113	(381)	(268)
Non-current	623	(750)	(127)	369	(821)	(452)
	838	(1,018)	(180)	482	(1,202)	(720)

Financing derivatives	717	(950)	(233)	375	(1,138)	(763)
Commodity contract derivatives	121	(68)	53	107	(64)	43
	838	(1,018)	(180)	482	(1,202)	(720)
(a) Financing derivatives
The fair values of financing derivatives by type are as follows:

	2026			2025
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Interest rate swaps	129	(216)	(87)	98	(196)	(98)
Cross-currency interest rate swaps	448	(528)	(80)	193	(766)	(573)
Foreign exchange forward contracts¹	114	(120)	(6)	53	(81)	(28)
Inflation-linked swaps	26	(86)	(60)	31	(95)	(64)
	717	(950)	(233)	375	(1,138)	(763)
1.Included within the foreign exchange forward contracts balance are £19 million (2025: £45 million) of derivative liabilities in relation to the hedging of capital expenditure.
The maturity profile of financing derivatives is as follows:

	2026			2025
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than 1 year	123	(237)	(114)	19	(355)	(336)
	123	(237)	(114)	19	(355)	(336)
Non-current
In 1 to 2 years	88	(86)	2	46	(61)	(15)
In 2 to 3 years	69	(45)	24	41	(77)	(36)
In 3 to 4 years	34	(17)	17	47	(73)	(26)
In 4 to 5 years	51	(8)	43	6	(25)	(19)
More than 5 years	352	(557)	(205)	216	(547)	(331)
	594	(713)	(119)	356	(783)	(427)
	717	(950)	(233)	375	(1,138)	(763)

National Grid plc Annual Report and Accounts 2025/26	175	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
17. Derivative financial instruments cont.
(a) Financing derivatives cont.
The notional contract amounts of financing derivatives by type are as follows:

	2026	2025
	£m	£m
Interest rate swaps	(7,113)	(7,763)
Cross-currency interest rate swaps	(16,413)	(16,019)
Foreign exchange forward contracts	(11,508)	(7,761)
Inflation-linked swaps	(2,970)	(3,190)
	(38,004)	(34,733)
(b) Commodity contract derivatives
The fair values of commodity contract derivatives by type are as follows:

	2026			2025
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of gas	—	—	—	3	(7)	(4)
Gas options	3	(3)	—	—	—	—
Derivative financial instruments linked to commodity prices
Electricity capacity	7	(10)	(3)	2	(17)	(15)
Electricity swaps	110	(44)	66	74	(38)	36
Electricity options	—	—	—	1	(1)	—
Gas swaps	—	(8)	(8)	15	(1)	14
Gas options	1	(3)	(2)	12	—	12
	121	(68)	53	107	(64)	43
The maturity profile of commodity contract derivatives is as follows:

	2026			2025
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	92	(31)	61	94	(26)	68
	92	(31)	61	94	(26)	68
Non-current
In 1 to 2 years	27	(24)	3	12	(20)	(8)
In 2 to 3 years	1	(11)	(10)	1	(12)	(11)
In 3 to 4 years	1	(2)	(1)	—	(2)	(2)
In 4 to 5 years	—	—	—	—	(2)	(2)
More than 5 years	—	—	—	—	(2)	(2)
	29	(37)	(8)	13	(38)	(25)
	121	(68)	53	107	(64)	43
The notional quantities of commodity contract derivatives by type are as follows:

	2026	2025
Forward purchases of gas[1]	13m Dth	74m Dth
Electricity capacity	4 TWh	5 TWh
Electricity swaps	15,514 GWh	14,040 GWh
Electricity options	241 GWh	334 GWh
Gas swaps	28m Dth	30m Dth
Gas options	139m Dth	89m Dth
1.Forward gas purchases have terms up to one month (2025: three years). The contractual obligations under these contracts are £21 million
(2025: £46 million).

National Grid plc Annual Report and Accounts 2025/26	176	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

	2026	2025
	£m	£m
Fuel stocks	90	95
Raw materials and consumables	357	356
Emission allowances	112	106
	559	557
There is a provision for obsolescence of £1 million against inventories as at 31 March 2026 (2025: £1 million).
19. Trade and other receivables

Trade and other receivables include amounts which are due from our customers for services we have provided, accrued income which has not yet been billed, prepayments and other receivables that are expected to be settled within 12 months.

Trade and other receivables are initially recognised at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price, and are subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts.

	2026	2025
	£m	£m
Trade receivables	3,091	3,050
Accrued income	882	1,083
Provision for impairment of receivables and accrued income	(603)	(578)
Trade receivables and accrued income, net	3,370	3,555
Prepayments	336	340
Other receivables	161	197
	3,867	4,092
Trade receivables are non-interest-bearing and generally have a term of up to 60 days. Due to their short maturities, the fair value of trade and other receivables approximates their carrying value. The maximum exposure of trade and other receivables to credit risk is the carrying amount reported on the balance sheet.
Provision for impairment of receivables
A provision for credit losses is recognised at an amount equal to the expected credit losses that will arise over the lifetime of the trade receivables and accrued income.

	2026	2025
	£m	£m
At 1 April	578	559
Exchange adjustments	(13)	(11)
Charge for the year, net of recoveries	243	200
Uncollectible amounts written off	(205)	(168)
Reclassification to held for sale (note 10)	—	(2)
At 31 March	603	578
The trade receivables balance, accrued income balance and provisions balance split by geography are as follows:

	As at 31 March 2026			As at 31 March 2025
	UK	US	Total	UK	US	Total
	£m	£m	£m	£m	£m	£m
Trade receivables	194	2,897	3,091	265	2,785	3,050
Accrued income	289	593	882	513	570	1,083
Provision for impairment of receivables and accrued income	(5)	(598)	(603)	(3)	(575)	(578)
	478	2,892	3,370	775	2,780	3,555
There are no retail customers in the UK businesses. A provision matrix is not used in the UK, as an assessment of expected losses on individual debtors is performed and the provision is not material.
In the US, £2,824 million (2025: £2,813 million) of the gross trade receivables and accrued income balance is attributable to retail customers. For non-retail US customer receivables, a provision matrix is not used and expected losses are determined on individual debtors.
The provision for retail customer receivables in the US is calculated based on a series of provision matrices which are prepared by regulated entity and by customer type. The expected loss rates in each provision matrix are based on historical loss rates adjusted for current and forecast economic conditions at the balance sheet date. The inclusion of forward-looking information in the provision matrix-setting process under IFRS 9 results in loss rates that reflect expected future economic conditions and the recognition of an expected loss on all debtors even where no loss event has occurred.

National Grid plc Annual Report and Accounts 2025/26	177	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
19. Trade and other receivables cont.
Provision for impairment of receivables cont.
In calculating our provision for impairment of receivables at 31 March 2026, we incorporate actual cash collection levels experienced over a three-year period (placing greater weight on the most recent study, gradually decreasing for older periods) to determine the expected loss rates per category of outstanding receivable by operating company. These are benchmarked against provision matrices run on pre‑COVID-19 behaviour and data. Factored into our analysis are expected cash collections based on the collection activities in New England and New York, as well as the outlook for the wider macroeconomic environment. The resulting rates are summarised in the provision matrix shown below.
Based on our review, we recognised a charge of £243 million (2025: £200 million), which represents our best estimate based on the information available. We based our review on certain macroeconomic factors, including unemployment levels, inflation, average commodity rate changes and our experience regarding debtor recoverability.
The average expected loss rates and gross balances for the retail customer receivables in our US operations are set out below.

	2026		2025
	%	£m	%	£m
Accrued income	4	554	5	546
0 – 30 days past due	4	1,040	5	1,033
30 – 60 days past due	15	288	16	313
60 – 90 days past due	23	158	24	154
3 – 6 months past due	30	174	31	172
6 – 12 months past due	37	181	38	186
Over 12 months past due	59	429	53	409
		2,824		2,813
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
Cash and cash equivalents held in currencies other than sterling have been converted into sterling at year‑end exchange rates. For further information on currency exposures, refer to note 32(c).
Cash and cash equivalents at 31 March 2026 include £nil (2025: £nil) that is restricted.

	2026	2025
	£m	£m
Cash at bank	375	625
Short-term deposits	—	553
Cash and cash equivalents	375	1,178
21. Borrowings

We borrow money primarily in the form of bonds and bank loans. These are for a fixed term and may have fixed or floating interest rates or are linked to inflation indices. We use derivatives to manage risks associated with interest rates, inflation rates and foreign exchange. Lease liabilities are also included within borrowings.
Our price controls and rate plans lead us to fund our networks within a certain ratio of debt to equity or regulatory asset value and, as a result, we have issued a significant amount of debt. As we continue to invest in our networks, the amount of debt is expected to increase over time. To maintain a strong balance sheet and to allow us to access capital markets at commercially acceptable interest rates, we balance the amount of debt we issue with the value of our assets, and we take account of certain other metrics used by credit rating agencies.

Borrowings, which include interest-bearing and inflation-linked debt, overdrafts and collateral payable, are initially recorded at fair value. This normally reflects the proceeds received (net of direct issue costs for liabilities measured at amortised cost). Subsequently, borrowings are stated at amortised cost. Where a borrowing is held at amortised cost, any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest rate method.

National Grid plc Annual Report and Accounts 2025/26	178	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
21. Borrowings cont.

	2026	2025
	£m	£m
Current
Bank loans	975	488
Bonds	2,780	1,828
Commercial paper	—	2,226
Lease liabilities	145	120
	3,900	4,662
Non-current
Bank loans	1,045	1,834
Bonds	41,062	40,334
Lease liabilities	748	709
	42,855	42,877
Total borrowings	46,755	47,539
Total borrowings are repayable as follows:

	2026	2025
	£m	£m
Less than 1 year	3,900	4,662
In 1 to 2 years	2,513	3,283
In 2 to 3 years	4,369	2,458
In 3 to 4 years	2,322	4,281
In 4 to 5 years	3,138	2,261
More than 5 years:
By instalments	264	337
Other than by instalments	30,249	30,257
	46,755	47,539
The fair value of borrowings, excluding lease liabilities, at 31 March 2026 was £42,505 million
(2025: £43,137 million). Where market values were available, the fair value of borrowings (Level 1)
was £35,727 million (2025: £34,639 million). Where market values were not available, the fair value of borrowings (Level 2) was £6,778 million (2025: £8,498 million) and calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2026 was £46,113 million (2025: £46,739 million).
Collateral is placed with or received from any derivative counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £47 million
(2025: £49 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 33. For further details of our bonds in issue, please refer to the debt investor section of our website. Unless included herein, the information on our website is unaudited.
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
payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method. The associated right-of-use assets are disclosed in note 13.

	2026	2025
	£m	£m
Gross lease liabilities are repayable as follows:
Less than 1 year	172	143
1 to 5 years	491	425
More than 5 years	456	494
	1,119	1,062
Less: finance charges allocated to future periods	(226)	(233)
	893	829
The present value of lease liabilities are as follows:
Less than 1 year	145	120
1 to 5 years	407	347
More than 5 years	341	362
	893	829
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

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost.

	2026	2025
	£m	£m
Trade payables	3,374	2,965
Deferred payables	423	401
Customer contributions[1]	30	32
Social security and other taxes	95	131
Other payables[2]	1,127	943
	5,049	4,472
1.Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
2.Included within Other payables are employee benefit accruals.

National Grid plc Annual Report and Accounts 2025/26	179	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
23. Contract liabilities

Contract liabilities primarily relate to the advance consideration received from customers for construction contracts, mainly in relation to connections, for which revenue is recognised over the life of the asset.

	2026	2025
	£m	£m
Current	110	96
Non-current	2,699	2,418
	2,809	2,514
Significant changes in the contract liabilities balances during the period are as follows:

	2026	2025
	£m	£m
As at 1 April	2,514	2,246
Exchange adjustments	(28)	(28)
Revenue recognised that was included in the contract liability balance at the beginning of the period	(97)	(129)
Increases due to cash received, excluding amounts recognised as revenue during the period	420	425
At 31 March	2,809	2,514
24. Other non-current liabilities

Other non-current liabilities include deferred income and customer contributions which will not be recognised as income until after 31 March 2027. It also includes other payables that are not due until after that date.

Other non-current liabilities are initially recognised at fair value and subsequently measured at amortised cost.

	2026	2025
	£m	£m
Deferred income	6	6
Customer contributions[1]	401	403
Other payables²	707	467
	1,114	876
1.Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
2.Included within other payables are payments due in respect of the IFA1 interconnector in accordance with the Use of Revenue regime, and the IFA2 and North Sea Link interconnector in accordance with the interconnector cap and floor regime constructed by Ofgem.
The fair value of Other payables approximates their carrying value.
25. Pensions and other post-retirement benefits

All of our employees are eligible to participate in a pension plan. We have defined contribution (DC) and defined benefit (DB) pension plans in the UK and the US. In the US, we also provide post-retirement benefits to eligible employees in the form of healthcare cover and life insurance. The fair value of associated plan assets and present value of DB obligations are updated annually in accordance with IAS 19 ‘Employee Benefits’.
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
The arrangements are subject to independent actuarial funding valuations carried out by the Trustees every three years. Following consultation and agreement with the Company, the qualified actuary certifies the employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable. The latest full actuarial valuations for each of the DB plans were carried out at 31 March 2025, with one of the plans showing a funding shortfall at the valuation date. This shortfall will be funded via recovery plan payments from the Company of £18 million per annum from 1 April 2026. The Company also funds the cost of future benefit accrual (over and above member contributions) for each of the DB plans, with the aggregate level of ongoing contributions (excluding recovery plan payments) over the year to 31 March 2026 totalling
£93 million (2025: £100 million). For some of the DB plans, the Company also pays contributions in respect of the costs of plan administration.

National Grid plc Annual Report and Accounts 2025/26	180	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
25. Pensions and other post-retirement benefits cont.
UK pension plans cont.
Defined benefit plans cont.
The Company has also established security arrangements with two of its DB plans. For National Grid
Electricity Group (NGEG) of ESPS, the Company provides contingent security in the form of surety bonds, letters of credit or cash payments which are implemented if certain trigger events occur in respect of
National Grid Electricity Transmission plc. This security would become payable to the scheme on certain company-related events, such as loss of licence or insolvency, however the amount payable is currently capped at £nil for the next three years given the strong funding position of the scheme. In respect of
Section A of NGUKPS, there is a guarantee in place which is enforceable on insolvency or on failure to pay pension obligations to Section A and can be claimed against National Grid plc, National Grid Holdings
One plc or Lattice Group Limited.
In July 2025, the Trustees of NGUKPS completed a further bulk annuity transaction with Rothesay covering approximately £0.9 billion of pensioner liabilities, meaning broadly three quarters of scheme liabilities have now been insured. This transaction reflected National Grid’s continued strategy to insure pension risk when affordable and efficient to do so.
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
Defined benefit plans
National Grid sponsors four non-contributory qualified DB pension plans, which provide vested non-union employees hired before 1 January 2011, and vested eligible union employees, with retirement benefits within prescribed limits as defined by the US Internal Revenue Service. National Grid also provides non-
qualified DB pension arrangements for a closed group of current and former employees with designated company investments set aside to fund these obligations. Benefits under the DB plans generally reflect age, years of service and compensation, and are paid in the form of an annuity or lump sum. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax-deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis.
In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. For the current financial year, these contributions amounted to approximately
£19 million (2025: £27 million).
During the year, some of our US DB pension plans undertook annuity buyout transactions in which a portion of existing retiree pension payments were transferred to a reputable insurance company in exchange for single bulk premium payments. As a result, all associated financial, governance and administrative responsibilities for those payments were transferred to the selected insurer.
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
for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year. For the current financial year, these contributions amounted to £8 million (2025: £10 million).

National Grid plc Annual Report and Accounts 2025/26	181	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
25. Pensions and other post-retirement benefits cont.
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
benefit obligations are recognised in full in the period in which they occur in the consolidated statement of other comprehensive income.
The Company has applied the following financial assumptions in assessing DB liabilities:

	UK pensions			US pensions			US other post-retirement benefits
	2026	2025	2024	2026	2025	2024	2026	2025	2024
	%	%	%	%	%	%	%	%	%
Discount rate – past service	6.00	5.73	4.87	5.60	5.50	5.15	5.60	5.50	5.15
Discount rate – future service	6.35	5.95	4.92	5.60	5.50	5.15	5.60	5.50	5.15
Rate of increase in RPI – past service	3.17	2.99	3.05	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in RPI – future service	3.06	2.85	2.92	n/a	n/a	n/a	n/a	n/a	n/a
Salary increases	3.32	3.08	3.10	4.50	4.50	4.50	4.50	4.50	4.50
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	7.10	7.80	7.10
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	4.50	4.50	4.50
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
Discount rates for US pension liabilities have been determined by reference to appropriate yields on high-
quality US corporate bonds at the reporting date based on the duration of plan liabilities. The healthcare cost trend rate is expected to reach the ultimate trend rate by 2037 (2025: 2033).
The table below sets out the projected life expectancies adopted for the UK and US pension arrangements:

	UK pensions			US pensions
	2026	2025	2024	2026	2025	2024
	years	years	years	years	years	years
Assumed life expectation for a retiree aged 65
Males	21.9	21.5	21.5	21.9	21.8	21.6
Females	24.2	23.9	23.5	23.9	23.8	23.9
In 20 years:
Males	22.9	22.4	22.6	23.5	23.4	23.3
Females	25.6	25.3	24.9	25.5	25.4	25.5
The weighted average duration of the DB obligation for each category of plan is 10 years for UK pension plans, 11 years for US pension plans and 11 years for US other post-retirement benefit plans. The table below summarises the split of DB obligations by status for each category of plan:

	UK pensions		US pensions		US other post-retirement benefits
	2026	2025	2026	2025	2026	2025
	%	%	%	%	%	%
Active members	10	11	42	40	30	28
Deferred members	7	7	10	10	—	—
Pensioner members	83	82	48	50	70	72

National Grid plc Annual Report and Accounts 2025/26	182	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
25. Pensions and other post-retirement benefits cont.
Amounts recognised in the consolidated statement of financial position
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions		US pensions		US other post-retirement benefits		Total
	2026	2025	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m	£m	£m
Present value of funded obligations	(9,319)	(9,424)	(4,009)	(4,508)	(1,770)	(2,222)	(15,098)	(16,154)
Fair value of plan assets	10,441	10,603	4,608	5,180	2,731	2,658	17,780	18,441
	1,122	1,179	599	672	961	436	2,682	2,287
Present value of unfunded obligations	(51)	(51)	(186)	(196)	(10)	—	(247)	(247)
Other post-employment liabilities	—	—	—	—	(44)	(47)	(44)	(47)
	1,071	1,128	413	476	907	389	2,391	1,993
Restrictions on asset recognised	—	—	—	—	(244)	(77)	(244)	(77)
Net defined benefit asset	1,071	1,128	413	476	663	312	2,147	1,916
Represented by:
Liabilities	(51)	(51)	(186)	(196)	(123)	(326)	(360)	(573)
Assets	1,122	1,179	599	672	786	638	2,507	2,489
	1,071	1,128	413	476	663	312	2,147	1,916
The extent to which pension assets have been recognised in the UK and in the US reflects legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. In the UK, the Group has an unconditional right to a refund in the event of a winding up. In the US, surplus assets of a plan may be used to pay for future benefits expected to be earned under that plan.
At 31 March 2026, the Group has an irrecoverable surplus of £244 million (2025: £77 million) related to one OPEB plan. The economic benefit from reductions in future contributions to the plan is not sufficient to cover the surplus and this plan does not have an unconditional right to a refund of surplus assets in the event of a winding up without incurring significant tax charges.
Amounts recognised in the income statement and statement of other comprehensive income
The expense or income arising from all Group retirement benefit arrangements recognised in the Group income statements is shown below:

	2026	2025	2024
	£m	£m	£m
Included within operating costs
Administration costs	27	22	22
Included within payroll costs
Defined benefit plan costs:
Current service cost[1]	123	138	143
Past service cost – augmentations and redundancies	2	1	9
Gains on settlement	(25)	—	(30)
	100	139	122
Included within finance income and costs
Net interest income adjusted for change to irrecoverable surplus	(114)	(98)	(100)
Total expense included in income statement	13	63	44

Exchange losses	(14)	(20)	(6)
Remeasurement gains/(losses) of pension assets and post-retirement benefit obligations	287	(29)	(218)
Adjustments for restrictions on the defined benefit asset	(155)	(77)	—
Total gain/(loss) included in the statement of other comprehensive income	118	(126)	(224)
1.Of the current service cost, £33 million (2025: £34 million; 2024: £35 million) has been capitalised to property, plant and equipment.

National Grid plc Annual Report and Accounts 2025/26	183	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
25. Pensions and other post-retirement benefits cont.
Amounts recognised in the income statement and statement of other comprehensive income cont.
The geographical split of pensions and other post-retirement benefits is shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2026	2025	2024	2026	2025	2024	2026	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Included within operating costs
Administration costs	19	14	13	6	6	7	2	2	2
Included within payroll costs
Defined benefit plan costs:
Current service cost	34	45	45	62	68	72	27	25	26
Past service cost – augmentations and redundancies	2	1	9	—	—	—	—	—	—
Gains on settlement	—	—	—	(25)	—	(30)	—	—	—
	36	46	54	37	68	42	27	25	26
Included within finance income and costs
Net interest income adjusted for change to irrecoverable surplus	(58)	(68)	(84)	(22)	(19)	(13)	(34)	(11)	(3)
Total (income)/expense included in income statement	(3)	(8)	(17)	21	55	36	(5)	16	25
Exchange losses	—	—	—	(7)	(10)	(5)	(7)	(10)	(1)
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	(156)	(257)	(474)	(54)	106	99	497	122	157
Adjustments for restrictions on the defined benefit asset	—	—	—	—	—	—	(155)	(77)	—
Total (loss)/gain included in the statement of other comprehensive income	(156)	(257)	(474)	(61)	96	94	335	35	156
Reconciliation of the net defined benefit asset

	UK pensions		US pensions		US other post-retirement benefits		Total
	2026	2025	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m	£m	£m
Opening net defined benefit asset	1,128	1,261	476	408	389	145	1,993	1,814
Income/(cost) recognised in the income statement before adjustment for irrecoverable surplus	3	8	(21)	(55)	16	(16)	(2)	(63)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	(156)	(257)	(61)	96	491	112	274	(49)
Employer contributions	93	112	19	27	8	143¹	120	282
Other movements	3	4	—	—	3	5	6	9
	1,071	1,128	413	476	907	389	2,391	1,993

Restrictions on the defined benefit asset	—	—	—	—	(244)	(77)	(244)	(77)
Closing net defined benefit asset	1,071	1,128	413	476	663	312	2,147	1,916
1.In addition to the regular employer contributions that are described above, the Company made a one-off contribution of £133 million to the OPEB schemes in the prior year.

National Grid plc Annual Report and Accounts 2025/26	184	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
25. Pensions and other post-retirement benefits cont.
Changes in the present value of defined benefit obligations (including unfunded obligations)
The table below shows the movement in defined benefit obligations across our DB plans over the year.

	UK pensions		US pensions		US other post-retirement benefits		Total
	2026	2025	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	(9,475)	(10,521)	(4,704)	(4,912)	(2,222)	(2,434)	(16,401)	(17,867)
Current service cost	(34)	(45)	(62)	(68)	(27)	(25)	(123)	(138)
Interest cost	(452)	(533)	(241)	(246)	(92)	(120)	(785)	(899)
Actuarial (losses)/gains – experience	(40)	(41)	(88)	(4)	(5)	116	(133)	71
Actuarial gains/(losses) – demographic assumptions	(98)	(74)	—	(22)	419	19	321	(77)
Actuarial gains/(losses) – financial assumptions	11	989	31	156	(15)	36	27	1,181
Past service cost – augmentations and redundancies	(2)	(1)	—	—	—	—	(2)	(1)
Liabilities extinguished on settlements	—	—	468	—	—	—	468	—
Medicare subsidy received	—	—	—	—	(37)	(31)	(37)	(31)
Employee contributions	(5)	(5)	—	—	—	—	(5)	(5)
Benefits paid	725	756	280	282	142	165	1,147	1,203
Exchange adjustments	—	—	121	110	57	52	178	162
Closing defined benefit obligations	(9,370)	(9,475)	(4,195)	(4,704)	(1,780)	(2,222)	(15,345)	(16,401)
Changes in the value of plan assets
The table below shows the movement in pension assets across our DB plans over the year.

	UK pensions		US pensions		US other post-retirement benefits		Total
	2026	2025	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	10,603	11,782	5,180	5,320	2,658	2,631	18,441	19,733
Interest income	510	601	263	265	137	131	910	997
Return on plan assets (less than)/in excess of interest[1]	(29)	(1,131)	3	(24)	98	(49)	72	(1,204)
Administration costs	(19)	(14)	(6)	(6)	(2)	(2)	(27)	(22)
Assets distributed on settlements	—	—	(443)	—	—	—	(443)	—
Employer contributions	93	112	19	27	8	143	120	282
Employee contributions	5	5	—	—	—	—	5	5
Benefits paid	(722)	(752)	(280)	(282)	(105)	(134)	(1,107)	(1,168)
Exchange adjustments	—	—	(128)	(120)	(63)	(62)	(191)	(182)
Closing fair value of plan assets	10,441	10,603	4,608	5,180	2,731	2,658	17,780	18,441
Actual return on plan assets	481	(530)	266	241	235	82	982	(207)
Expected contributions to plans in the following year	55	89	28	19	10	—	93	108
1.For the year ended 31 March 2026 this included actuarial losses of £60 million resulting from the purchase of a bulk annuity policy with Rothesay.

National Grid plc Annual Report and Accounts 2025/26	185	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
25. Pensions and other post-retirement benefits cont.
Asset allocations
The allocation of assets by asset class is set out below. Within these asset allocations there is significant diversification across regions, asset managers, currencies and bond categories.

UK pensions	2026			2025			2024
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	842	103	945	716	123	839	576	153	729
Corporate bonds	1,018	—	1,018	1,338	(1)	1,337	1,910	—	1,910
Government securities and liability-driven investments	—	3,378	3,378	—	3,938	3,938	—	5,259	5,259
Property[1]	—	403	403	—	451	451	—	679	679
Diversified alternatives	412	231	643	381	428	809	669	572	1,241
Bulk annuity policies	—	4,059	4,059	—	3,239	3,239	—	2,060	2,060
Longevity swap	—	—	—	—	—	—	—	(94)	(94)
Cash and cash equivalents	—	—	—	1	—	1	3	—	3
Other (including net current assets and liabilities)	—	(5)	(5)	—	(11)	(11)	—	(5)	(5)
	2,272	8,169	10,441[2]	2,436	8,167	10,603[2]	3,158	8,624	11,782[2]
1.The allocation in property includes £284 million (2025: £294 million, 2024: £288 million) of investments in forestry funds.
2.The fair value of plan assets set out above includes employer-related investment exposure of £nil (2025: £nil, 2024: £44 million). The investment strategies for some of the DB plans use repurchase agreements to increase market exposure of their liability-driven investments, with the fair value of these instruments totalling approximately £2.5 billion at 31 March 2026 (2025: £2.9 billion, 2024: £2.7 billion).

US pensions	2026			2025			2024
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	—	848	848	—	887	887	99	1,224	1,323
Corporate bonds	1,682	339	2,021	1,955	401	2,356	1,987	403	2,390
Government securities	621	460	1,081	737	467	1,204	360	444	804
Property	—	163	163	—	196	196	—	237	237
Diversified alternatives	—	357	357	—	384	384	54	502	556
Cash and cash equivalents	130	—	130	152	—	152	9	—	9
Other (including net current assets and liabilities)	4	4	8	(2)	3	1	1	—	1
	2,437	2,171	4,608	2,842	2,338	5,180	2,510	2,810	5,320

US other post-retirement benefits	2026			2025			2024
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	36	553	589	31	522	553	37	524	561
Corporate bonds	1,217	161	1,378	1,350	47	1,397	1,351	46	1,397
Government securities	455	1	456	441	1	442	410	1	411
Diversified alternatives	121	—	121	103	—	103	92	9	101
Other (including insurance contracts)	2	185	187	—	163	163	—	161	161
	1,831	900	2,731	1,925	733	2,658	1,890	741	2,631

National Grid plc Annual Report and Accounts 2025/26	186	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
25. Pensions and other post-retirement benefits cont.
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

Changes in bond yields
Liabilities will fluctuate as yields change. Volatility of the net balance sheet asset or liability is controlled through liability-matching strategies. The investment strategies allow for the use of synthetic as well as physical assets to be used for hedging.

Inflation risk
Changes in inflation will affect current and future pensions but are partially mitigated through investing in inflation-matching assets and hedging instruments as well as bulk annuity policies. The investment strategies allow for the use of synthetic as well as physical assets to be used for hedging.

Member longevity
Improvements in life expectancy will lead to pension payments being paid for longer than expected and benefits ultimately being more expensive. This risk has been partly mitigated by the investment in bulk annuity policies for NGEG of ESPS and NGUKPS.

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

Liquidity risk
The pension plans hold sufficient cash to meet benefit requirements, with other investments being held in liquid or realisable assets to meet unexpected cash flow requirements. These could include collateral calls relating to the plans’ liability-matching assets which could result from extreme market movements. Should the plans not have sufficient liquidity to meet cash flow requirements, they could be forced to take sub-
optimal investment decisions such as selling assets at a reduced price. The plans generally do not borrow money, or act as guarantor, to provide liquidity to other parties.

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
The approximate investment allocations for our plans at 31 March 2026 are as follows:

	UK pensions	US pensions	US other post- retirement benefits
	%	%	%
Return-seeking assets	19	30	26
Liability-matching assets	81	70	74
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
While in the US there is no regulatory requirement to have ESG-specific principles embedded in investment policies, our investment managers consider ESG principles to inform their decision-making process.
US DC plan members can access ESG investment funds through the mutual fund brokerage window.

National Grid plc Annual Report and Accounts 2025/26	187	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

	Environmental £m	Decommissioning £m	Other £m	Total provisions £m
At 1 April 2024	2,418	353	338	3,109
Exchange adjustments	(47)	(5)	(1)	(53)
Additions	60	45	211	316
Unused amounts reversed	(126)	(8)	(16)	(150)
Adjustment for change in discount rate[1]	(82)	7	—	(75)
Unwinding of discount	105	13	5	123
Utilised	(139)	(6)	(58)	(203)
Reclassification to held for sale (note 10)	(17)	—	(1)	(18)
At 31 March 2025	2,172	399	478	3,049
Exchange adjustments	(49)	(4)	(4)	(57)
Additions	59	43	200	302
Unused amounts reversed	(53)	(50)	(26)	(129)
Adjustment for change in discount rate	(2)	(88)	—	(90)
Unwinding of discount	101	12	3	116
Utilised	(135)	(4)	(113)	(252)
Reclassifications to other payables (note 24)	—	—	(178)	(178)
At 31 March 2026	2,093	308	360	2,761

	2026	2025
	£m	£m
Current	425	357
Non-current	2,336	2,692
	2,761	3,049
1.In the prior year, US environmental provisions decreased by £82 million as a result of the change in the real discount rate from 1.5%
to 2.0%.
Environmental provisions
We recognise environmental provisions for the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that
National Grid no longer owns. The environmental provision is as follows:

	2026			2025
	Discounted £m	Real undiscounted £m	Real discount rate	Discounted £m	Real undiscounted £m	Real discount rate
UK sites	82	91	1.4%	107	115	1.0%
US sites	2,011	2,340	2.0%	2,065	2,440	2.0%
	2,093	2,431		2,172	2,555
Remediation expenditure in the US is expected to be incurred until 2079, of which the majority relates to two Superfund sites (being sites where hazardous substances are present as a result of the historical operations of manufacturing gas plants previously owned or operated by the Group or its predecessor companies in Brooklyn, New York). The weighted average duration of the forecasted cash flows is 9 years.
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
to the US environmental provision real discount rate and changes in estimated future cash flows is shown in note 35. The facts and circumstances relating to particular cases are evaluated regularly in determining whether an environmental provision should be revised (see note 30).

National Grid plc Annual Report and Accounts 2025/26	188	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
26. Provisions cont.
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
An initial estimate of decommissioning costs attributable to property, plant and equipment is recorded as part of the cost of the related property, plant and equipment. Changes in the provision arising from revised estimates, discount rates or changes in the expected timing of expenditure that relates to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives. Expenditure is expected to be incurred until 2116.
Other provisions
Included within other provisions at 31 March 2026 are the following amounts:
–£167 million (2025: £172 million) of estimated liabilities in respect of past events insured by subsidiary undertakings and policy excesses incurred by operating companies. Estimates are based on experience from previous years. We expect that cash flows will be incurred until 2055;
–£nil (2025: £159 million) of estimated liabilities in respect of interconnector excess revenues are recognised at the reporting date, as the first assessment period of the interconnector cap and floor regime for IFA2 and North Sea Link (see note 3(e)) concluded on 31 March 2026. Based on the respective interconnectors’ performance against their cumulative caps, the liability has been finalised at £178 million and has been reclassified to other payables within non-current liabilities (see note 24).
Cash outflows will be required to settle these liabilities by the financial year ending 31 March 2028; and
–£80 million (2025: £39 million) in respect of emissions provisions, expected to be utilised by 2027 through the delivery of emission allowances.
27. Share capital

Ordinary share capital represents the total number of shares issued which are publicly traded. We also disclose the number of treasury shares the Company holds, which are shares that the Company has bought itself, predominantly to actively manage and settle employee share option and reward plan liabilities.

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

	Allotted, called-up and fully paid
	Shares million	Nominal value £m
At 1 April 2024	3,967	493
Rights Issue	1,085	135
Issued during the year in lieu of dividends[1]	81	10
At 31 March 2025	5,133	638
Issued during the year in lieu of dividends[1]	66	9
At 31 March 2026	5,199	647
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
The Company conducts a share forfeiture programme following the completion of a tracing and notification exercise to any shareholders who have not had contact with the Company over the past 12 years, in accordance with the provisions set out in the Company’s Articles of Association. Under the share forfeiture programme, the shares and dividends associated with shares of untraced members have been forfeited, with the resulting proceeds transferred to the Company to use in line with the Company’s strategy in relation to corporate responsibility. During the financial year, the Company received £2 million (2025:
£5 million) of proceeds from the sale of untraced shares and derecognised £1 million (2025: £3 million)
of liabilities related to unclaimed dividends, which are reflected in share premium and the income statement respectively.

National Grid plc Annual Report and Accounts 2025/26	189	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
27. Share capital cont.
Rights Issue
In June 2024, the Company completed a Rights Issue to support the future capital investment plans of the Group. The Company raised £6,839 million (net of expenses of £162 million) through the issue of 1,085 million new ordinary shares at 645 pence each on the basis of 7 new ordinary shares for every
24 existing ordinary shares. The issue price represented a discount of 33% to the closing ex-dividend share price on 23 May 2024, the announcement date of the Rights Issue. The structure of the Rights
Issue gave rise to a merger reserve, representing the net proceeds of the Rights Issue less the nominal value of the new shares issued. Following the receipt of the cash proceeds through the structure, the excess of the net proceeds over the nominal value of the share capital issued was considered realised and transferred from the merger reserve to retained earnings.
Treasury shares
At 31 March 2026, the Company held 226 million (2025: 235 million) of its own shares. The market value of these shares as at 31 March 2026 was £2,863 million (2025: £2,377 million).
For the benefit of employees and in connection with the operation of the Company’s various share plans, the Company made the following transactions in respect of its own shares during the year ended 31 March 2026:
–During the year, 5 million (2025: 9 million) treasury shares were gifted to National Grid Employee
Share Trusts and 5 million (2025: 3 million) treasury shares were reissued in relation to employee share schemes, in total representing 0.2% (2025: 0.2%) of the ordinary shares in issue as at 31 March
2026. The nominal value of these shares was £1 million (2025: £1 million) and the total proceeds received were £40 million (2025: £18 million).
–During the year, the Company made payments totalling £3 million (2025: £11 million) to National
Grid Employee Share Trusts to enable the Trustees to make purchases of National Grid plc shares to settle share awards in relation to all employee share plans and discretionary reward plans. The cost of such purchases is deducted from retained earnings in the period that the transaction occurs.
The maximum number of ordinary shares held in Treasury during the year was 235 million (2025: 247 million), representing 4.5% (2025: 4.8%) of the ordinary shares in issue as at 31 March 2026 and having a nominal value of £29 million (2025: £31 million).
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

National Grid plc Annual Report and Accounts 2025/26	190	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
28. Other equity reserves cont.

	Translation £m	Cash flow hedge £m	Cost of hedging £m	FVOCI debt £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2023	1,306	(61)	(38)	79	19	(5,165)	(3,860)
Exchange adjustments[1]	(335)	—	—	—	—	—	(335)
Net gains taken to equity	—	16	37	34	—	—	87
Transferred to profit or loss	—	224	(11)	—	—	—	213
Net losses in respect of cash flow hedging of capital expenditure	—	(37)	—	—	—	—	(37)
Tax	—	(50)	(6)	(4)	—	—	(60)
Cash flow hedges transferred to the statement of financial position, net of tax	—	2	—	—	—	—	2
At 1 April 2024	971	94	(18)	109	19	(5,165)	(3,990)
Exchange adjustments[1]	(352)	—	—	—	—	—	(352)
Net gains/(losses) taken to equity	—	30	(46)	(12)	—	—	(28)
Transferred to profit or loss	—	188	(6)	—	—	—	182
Rights Issue	—	—	—	—	—	6,704	6,704
Transfer to retained earnings	—	—	—	—	—	(6,704)	(6,704)
Net losses in respect of cash flow hedging of capital expenditure	—	(16)	—	—	—	—	(16)
Tax	—	(50)	13	3	—	—	(34)
Cash flow hedges transferred to the statement of financial position, net of tax	—	5	—	—	—	—	5
At 1 April 2025	619	251	(57)	100	19	(5,165)	(4,233)
Exchange adjustments¹	(348)	—	—	—	—	—	(348)
Exchange differences reclassified to the consolidated income statement on disposal[2]	76	—	—	—	—	—	76
Net gains taken to equity	—	368	40	7	—	—	415
Transferred to profit or loss	—	(489)	(4)	—	—	—	(493)
Net gains in respect of cash flow hedging of capital expenditure	—	22	—	—	—	—	22
Tax	—	25	(9)	—	—	—	16
Cash flow hedges transferred to the statement of financial position, net of tax	—	3	—	—	—	—	3
At 31 March 2026	347	180	(30)	107	19	(5,165)	(4,542)
1.The exchange adjustments recorded in the translation reserve comprise a loss of £380 million (2025: loss of £408 million; 2024: loss of £397 million) relating to the translation of foreign operations, offset by a gain of £32 million (2025: gain of £56 million; 2024: gain of £62 million) relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the net investment in non sterling-denominated subsidiaries.
2.The reclassification of the foreign currency translation reserve relates to the disposal of NG Renewables and comprises a loss of £84 million relating to the retranslation of NG Renewables’ operations offset by a gain of £8 million relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the Group’s net investment in NG Renewables.
29. Net debt

We define net debt as the amount of borrowings and financing derivatives less cash and current financial investments.

(a) Composition of net debt

	2026	2025	2024
	£m	£m	£m
Cash and cash equivalents (see note 20)	375	1,178	559
Current financial investments (see note 15)	2,453	5,753	3,699
Borrowings (see note 21)	(46,755)	(47,539)	(47,072)
Financing derivatives[1] (see note 17)	(233)	(763)	(793)
	(44,160)	(41,371)	(43,607)
1.The financing derivatives balance included in net debt excludes the commodity derivatives (see note 17)

National Grid plc Annual Report and Accounts 2025/26	191	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
29. Net debt cont.
(b) Analysis of changes in net debt

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents £m	Financial investments £m	Other financing derivatives £m	Total[1] £m
At 1 April 2025		(47,539)	(733)	(48,272)	1,178	5,753	(30)	(41,371)
Net decrease in cash and cash equivalents		—	—	—	(948)	—	—	(948)
Included within financing cash flows:
Proceeds received from loans		(4,172)	—	(4,172)	—	—	—	(4,172)
Repayment of loans		2,961	—	2,961	—	—	—	2,961
Payments of lease liabilities		145	—	145	—	—	—	145
Net movements in short-term borrowings		2,225	—	2,225	—	—	—	2,225
Cash inflows on derivatives		—	(93)	(93)	—	—	—	(93)
Cash outflows on derivatives		—	38	38	—	—	—	38
Interest paid		1,659	273	1,932	—	—	—	1,932
Non-net debt financing cash flows		(33)	—	(33)	—	—	—	(33)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	(3,285)	—	(3,285)
Cash inflows on derivatives		—	—	—	—	—	(20)	(20)
Cash outflows on derivatives		—	—	—	—	—	6	6
Derivative cash flows included in capital expenditure		—	—	—	—	—	5	5
Interest received		—	—	—	—	(231)	—	(231)
Derivative cash flows included in revenue		—	—	—	—	—	1	1
Fair value gains and losses		118	549	667	—	5	—	672
Foreign exchange movements		(190)	—	(190)	(8)	(17)	—	(215)
Interest (charges)/income	6	(1,706)	(246)	(1,952)	—	230	17	(1,705)
Other non-cash movements[2]		(223)	—	(223)	—	—	—	(223)
Reclassification to held for sale[3]		—	—	—	153	(2)	—	151
At 31 March 2026		(46,755)	(212)	(46,967)	375	2,453	(21)	(44,160)
Balances at 31 March 2026 comprise:
Non-current assets		—	587	587	—	—	7	594
Current assets		—	77	77	375	2,453	46	2,951
Current liabilities		(3,900)	(191)	(4,091)	—	—	(46)	(4,137)
Non-current liabilities		(42,855)	(685)	(43,540)	—	—	(28)	(43,568)
		(46,755)	(212)	(46,967)	375	2,453	(21)	(44,160)
1.The net debt balance at 31 March 2026 includes accrued interest of £459 million.
2.Other non-cash movements primarily comprise additions to lease liabilities.
3.Reclassification to held for sale represents the disposals of NG Renewables and Grain LNG (see note 10).

National Grid plc Annual Report and Accounts 2025/26	192	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
29. Net debt cont.
(b) Analysis of changes in net debt cont.

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents £m	Financial investments £m	Other financing derivatives £m	Total¹ £m
At 1 April 2024		(47,072)	(764)	(47,836)	559	3,699	(29)	(43,607)
Net increase in cash and cash equivalents		—	—	—	765	—	—	765
Included within financing cash flows:
Proceeds received from loans		(3,237)	—	(3,237)	—	—	—	(3,237)
Repayment of loans		2,861	—	2,861	—	—	—	2,861
Payments of lease liabilities		130	—	130	—	—	—	130
Net movements in short-term borrowings		(925)	—	(925)	—	—	—	(925)
Cash inflows on derivatives		—	(62)	(62)	—	—	—	(62)
Cash outflows on derivatives		—	106	106	—	—	—	106
Interest paid		1,608	312	1,920	—	—	—	1,920
Non-net debt financing cash flows		(8)	—	(8)	—	—	—	(8)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	2,606	—	2,606
Cash inflows on derivatives		—	—	—	—	—	(11)	(11)
Cash outflows on derivatives		—	—	—	—	—	6	6
Derivative cash flows included in capital expenditure		—	—	—	—	—	9	9
Interest received		—	—	—	—	(332)	—	(332)
Derivative cash flows included in revenue		—	—	—	—	—	(8)	(8)
Fair value gains and losses		(26)	(30)	(56)	—	1	(7)	(62)
Foreign exchange movements		866	—	866	(23)	(25)	—	818
Interest (charges)/income	6	(1,663)	(295)	(1,958)	—	338	10	(1,610)
Other non-cash movements[2]		(207)	—	(207)	—	—	—	(207)
Reclassification to held for sale[3]	10	134	—	134	(123)	(534)	—	(523)
At 31 March 2025		(47,539)	(733)	(48,272)	1,178	5,753	(30)	(41,371)
1.The net debt balance at 31 March 2025 includes accrued interest of £477 million.
2.Other non-cash movements primarily comprise additions to lease liabilities.
3.Reclassification to held for sale represents the closing net debt position of NG Renewables and Grain LNG and the disposal of the ESO (see note 10).

National Grid plc Annual Report and Accounts 2025/26	193	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
29. Net debt cont.
(b) Analysis of changes in net debt cont.

	Notes	Borrowings £m	Financing derivatives used to hedge debt £m	Total liabilities from financing activities £m	Cash and cash equivalents £m	Financial investments £m	Other financing derivatives £m	Total[1] £m
At 1 April 2023		(42,985)	(793)	(43,778)	163	2,605	37	(40,973)
Net increase in cash and cash equivalents		—	—	—	427	—	—	427
Included within financing cash flows:
Proceeds received from loans		(5,563)	—	(5,563)	—	—	—	(5,563)
Repayment of loans		1,701	—	1,701	—	—	—	1,701
Payments of lease liabilities		118	—	118	—	—	—	118
Net movements in short-term borrowings		(544)	—	(544)	—	—	—	(544)
Cash inflows on derivatives		—	(86)	(86)	—	—	—	(86)
Cash outflows on derivatives		—	58	58	—	—	—	58
Interest paid		1,330	297	1,627	—	—	—	1,627
Non-net debt financing cash flows		(18)	—	(18)	—	—	—	(18)
Included within investing cash flows:
Net movements in short-term financial investments		—	—	—	—	1,141	—	1,141
Cash inflows on derivatives		—	—	—	—	—	(123)	(123)
Cash outflows on derivatives		—	—	—	—	—	—	—
Derivative cash flows included in capital expenditure		—	—	—	—	—	5	5
Interest received		—	—	—	—	(148)	—	(148)
Derivative cash flows included in revenue		—	—	—	—	—	(11)	(11)
Fair value gains and losses		(69)	40	(29)	—	4	60	35
Foreign exchange movements		718	—	718	(1)	(49)	—	668
Interest (charges)/income	6	(1,564)	(284)	(1,848)	—	152	7	(1,689)
Other non-cash movements[2]		(209)	4	(205)	—	—	(4)	(209)
Reclassification to held for sale[3]		13	—	13	(30)	(6)	—	(23)
At 31 March 2024		(47,072)	(764)	(47,836)	559	3,699	(29)	(43,607)
1.The net debt balance at 31 March 2024 includes accrued interest of £490 million.
2.Other non-cash movements primarily comprise additions to lease liabilities.
3.Reclassification to held for sale represents the closing net debt position of the ESO (see note 10).

National Grid plc Annual Report and Accounts 2025/26	194	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

	2026	2025
	£m	£m
Future capital expenditure
Contracted for but not provided	7,085	5,017
Energy purchase commitments[1]
Less than 1 year	1,527	1,265
In 1 to 2 years	1,360	1,259
In 2 to 3 years	1,343	1,147
In 3 to 4 years	1,191	1,011
In 4 to 5 years	1,031	927
More than 5 years	10,305	8,271
	16,757	13,880
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
Through the ordinary course of our operations, we are party to various litigation, claims and investigations, including Ofgem’s investigation into the North Hyde substation incident. These investigations are ongoing.
The potential maximum penalty for a licence breach following an Ofgem investigation is 10% of turnover.
We continue to monitor this position and engage with ongoing investigations. We do not expect the ultimate resolution of any proceedings, including the Ofgem investigation, to have a material adverse effect on our results of operations, cash flows or financial position. A description of the Group’s post-
closing capital project obligations in relation to the Grain LNG disposal is provided in note 10.
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

	2026	2025	2024
	£m	£m	£m
Sales: Goods and services supplied to joint ventures[1]	36	153	221
Sales: Goods and services supplied to associates	1	1	1
Sales: Goods and services supplied to subsidiary of an associate[1]	—	51	70
Purchases: Goods and services received from joint ventures	—	—	6
Purchases: Goods and services received from associates[2]	—	29	4
Purchases: Goods and services received from subsidiaries of an associate	—	—	1
Purchases: Goods and services received from a pension plan	2	—	—
Interest received from joint ventures	—	6	—
Interest paid to joint ventures	1	2	—

Receivables from joint ventures[3]	4	323	80
Receivables from associates	—	1	—
Receivables from subsidiaries of an associate	—	—	8
Payables to joint ventures	11	15	—
Payables to associates	—	—	1

Dividends received from joint ventures[4]	83	62	152
Dividends received from associates[5]	18	39	117
1.During the year, £3 million of sales were made to Emerald Energy Venture LLC (2025: £114 million; 2024: £126 million), £11 million
(2025: £12 million; 2024: £71 million) of sales were made to Nemo Link Limited and £nil (2025: £51 million; 2024: £70 million) of sales were made to National Gas Transmission Plc up until its disposal.
2.Includes decommissioning expense in relation to associates.
3.Amounts receivable from joint ventures include £nil (2025: £320 million; 2024: £77 million) from Emerald Energy Venture LLC.
4.Includes dividends of £54 million (2025: £22 million; 2024: £116 million) received from BritNed Development Limited and £26 million
(2025: £26 million; 2024: £17 million) from Nemo Link Limited.
5.Includes dividends received during the year from New York Transco LLC of £18 million (2025: £17 million; 2024: £12 million). In the prior year, dividends of £22 million were received up to the disposal of GasT TopCo Limited (2024: £102 million).
Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 34, and information relating to pension fund arrangements is disclosed in note 25. For details of Directors’ and key management remuneration, refer to note 4(c).

National Grid plc Annual Report and Accounts 2025/26	195	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

Risk management related to financing activities is carried out by a central treasury department under policies approved by the Audit & Risk Committee of the Board. The objective of the treasury department is to manage funding and liquidity requirements, including managing associated financial risks, to within acceptable boundaries. The Audit & Risk Committee provides written principles for overall risk management and written policies covering the following specific areas: foreign exchange risk, interest rate risk, credit risk, liquidity risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The Audit & Risk Committee has delegated authority to administer the commodity price risk policy and credit policy for US‑based commodity transactions to the Energy
Procurement Risk Management Committee and the National Grid USA Board of Directors.
We have exposure to the following risks, which are described in more detail below:
–credit risk;
–liquidity risk;
–currency risk;
–interest rate risk;
–commodity price risk;
–fair value risk; and
–capital risk.
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
–currency risk arising from our forecast foreign currency transactions (capital expenditure or revenues)
is designated in cash flow hedges;
–currency risk arising from our net investments in foreign operations is designated in net investment hedges; and
–currency and interest rate risk arising from borrowings are designated in cash flow or fair value hedges.
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
Treasury credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2026, the following limits were in place for investments and derivative financial instruments held with banks and financial institutions:

	Maximum limit £m	Utilisation of maximum limit £m	Long-term limit £m	Utilisation of long-term limit £m
Triple ‘A’ G7 sovereign entities (AAA)	3,308	—	2,481	—
Triple ‘A’ vehicles (AAA)	500	275	—	—
Triple ‘A’ range institutions and non-G7 sovereign entities (AAA)	3,008	—	2,256	—
Double ‘A+’ G7 sovereign entities (AA+)	3,008	—	2,256	—
Double ‘A’ range institutions (AA)	1,805 to 2,406	0 to 358	1,353 to 1,805	0 to 340
Single ‘A’ range institutions (A)	602 to 1,203	0 to 676	451 to 902	0 to 424
The maximum limit applies to all transactions, including long-term transactions. The long-term limit applies to transactions which mature in more than 12 months’ time.
As at 31 March 2026 and 2025, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually, with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non-performance by these counterparties. Investments associated with insurance and employee benefit trusts, such as the investments held at FVOCI, sit outside of treasury credit risk and are managed to individual mandates aligned to their regulated purpose.

National Grid plc Annual Report and Accounts 2025/26	196	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
(a) Credit risk cont.
Commodity credit risk
The credit policy for UK- and US-based commodity transactions is owned by the Audit & Risk Committee of the Board, which establishes controls and procedures to determine, monitor and minimise the credit exposure to counterparties.
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
We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored, and collateral is collected against these accounts when necessary. See note 19 for further details.
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
The Group has no offsetting arrangements in relation to bank account balances and bank overdrafts as at 31 March 2026 (2025: £nil).
The gross amounts offset for trade payables and receivables, which are subject to general terms and conditions, are insignificant.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2026	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	717	—	717	(413)	(27)	277
Commodity contract derivatives	121	—	121	(33)	(24)	64
	838	—	838	(446)	(51)	341
Liabilities
Financing derivatives	(950)	—	(950)	413	361	(176)
Commodity contract derivatives	(68)	—	(68)	33	—	(35)
	(1,018)	—	(1,018)	446	361	(211)

	(180)	—	(180)	—	310	130

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2025	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	375	—	375	(296)	(12)	67
Commodity contract derivatives	107	—	107	(20)	—	87
	482	—	482	(316)	(12)	154
Liabilities
Financing derivatives	(1,138)	—	(1,138)	296	462	(380)
Commodity contract derivatives	(64)	—	(64)	20	(7)	(51)
	(1,202)	—	(1,202)	316	455	(431)

	(720)	—	(720)	—	443	(277)

National Grid plc Annual Report and Accounts 2025/26	197	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
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
discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.
The following is a payment profile of our financial liabilities and derivatives:

At 31 March 2026	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(3,217)	(2,417)	(4,289)	(35,279)	(45,202)
Interest payments on borrowings[1]	(1,645)	(1,533)	(1,426)	(15,433)	(20,037)
Lease liabilities	(172)	(158)	(136)	(653)	(1,119)
Other non-interest-bearing liabilities	(4,501)	(707)	—	—	(5,208)
Derivative financial liabilities
Financing derivatives – receipts[2]	5,298	4,237	1,818	2,657	14,010
Financing derivatives – payments[2]	(5,637)	(4,559)	(1,943)	(3,294)	(15,433)
Commodity contract derivatives – receipts[2]	4	3	1	—	8
Commodity contract derivatives – payments[2]	(31)	(11)	(3)	(1)	(46)
Derivative financial assets
Financing derivatives – receipts[2]	5,536	4,436	1,458	4,417	15,847
Financing derivatives – payments[2]	(5,412)	(4,242)	(1,429)	(4,189)	(15,272)
Commodity contract derivatives – receipts[2]	90	25	—	—	115
Commodity contract derivatives – payments[2]	(39)	(41)	(31)	(21)	(132)
	(9,726)	(4,967)	(5,980)	(51,796)	(72,469)
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
prescribed minimum size, typically by buying euro forwards to hedge future expenditure and selling euro forwards to hedge future revenues. For hedges of forecast cash flows, our policy is to hedge a proportion of highly probable cash flows.

National Grid plc Annual Report and Accounts 2025/26	198	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
(c) Currency risk cont.
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
The primary managed exposure arises from dollar denominated assets and liabilities held by our US operations, with a smaller euro exposure in respect of joint venture investments.
Derivative financial instruments were used to manage foreign currency risk as follows:

	2026
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	287	2	86	—	375
Financial investments	1,769	—	684	—	2,453
Borrowings	(12,161)	(13,552)	(19,469)	(1,573)	(46,755)
Pre-derivative position	(10,105)	(13,550)	(18,699)	(1,573)	(43,927)
Derivative effect	(7,984)	15,022	(9,141)	1,870	(233)
Net debt position	(18,089)	1,472	(27,840)	297	(44,160)

	2025
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	1,047	—	131	—	1,178
Financial investments	5,129	—	624	—	5,753
Borrowings	(13,913)	(12,968)	(19,217)	(1,441)	(47,539)
Pre-derivative position	(7,737)	(12,968)	(18,462)	(1,441)	(40,608)
Derivative effect	(8,539)	13,886	(7,755)	1,645	(763)
Net debt position	(16,276)	918	(26,217)	204	(41,371)
The exposure to dollars largely relates to our net investment hedge activities and exposure to euros largely relates to hedges for our future non‑sterling capital expenditure and associated revenues.
The currency exposure on other financial instruments is as follows:

	2026
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	353	—	2,318	—	2,671
Other non-current assets	223	—	68	—	291
Trade and other payables	(1,868)	—	(2,633)	—	(4,501)
Other non-current liabilities	(360)	—	(347)	—	(707)

	2025
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	424	—	2,272	—	2,696
Other non-current assets	243	—	56	—	299
Trade and other payables	(1,359)	—	(2,549)	—	(3,908)
Other non-current liabilities	(171)	—	(296)	—	(467)
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
Amounts deferred in the cumulative translation reserve with respect to net investment hedges are subsequently recognised in the income statement in the event of disposal of the overseas operations concerned. Any remaining amounts deferred in the cost of hedging reserve are also released to the income statement over the life of the hedging instrument.
Hedges of foreign currency funding are designated as cash flow hedges or fair value hedges of forward exchange risk (hedging both currency and interest rate risk together, where applicable). Gains and losses arising from foreign currency basis spreads are excluded from designation and are treated as a cost of hedging, deferred initially in other equity reserves and released into profit or loss over the life of the hedging relationship. Hedge accounting for funding is described further in the interest rate risk section that follows.

National Grid plc Annual Report and Accounts 2025/26	199	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
(d) Interest rate risk
National Grid’s interest rate risk arises from our long-term borrowings. Our interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt). Hedging instruments principally consist of interest rate and cross-currency swaps that are used to translate foreign currency debt into functional currency and to adjust the proportion of fixed rate and floating rate in the borrowings portfolio to within a range set by the Audit & Risk Committee of the Board.
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
The table in note 21 sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.
Net debt was managed using derivative financial instruments to hedge interest rate risk as follows:

	2026
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	85	290	—	—	375
Financial investments	—	2,419	—	34	2,453
Borrowings²	(41,460)	(836)	(4,459)	—	(46,755)
Pre-derivative position	(41,375)	1,873	(4,459)	34	(43,927)
Derivative effect	5,042	(5,215)	(60)	—	(233)
Net debt position	(36,333)	(3,342)	(4,519)	34	(44,160)

	2025
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	131	1,047	—	—	1,178
Financial investments	—	5,719	—	34	5,753
Borrowings²	(39,847)	(3,061)	(4,631)	—	(47,539)
Pre-derivative position	(39,716)	3,705	(4,631)	34	(40,608)
Derivative effect	3,841	(4,540)	(64)	—	(763)
Net debt position	(35,875)	(835)	(4,695)	34	(41,371)
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
When hedge accounting is discontinued, any remaining cumulative hedge accounting balances continue to be released to the income statement to match the impact of outstanding hedged items. Any remaining amounts deferred in the cost of hedging reserve are released immediately to the income statement as finance costs.

National Grid plc Annual Report and Accounts 2025/26	200	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
(e) Hedge accounting
In accordance with the requirements of IFRS 7, certain additional information about hedge accounting is disaggregated by risk type and hedge designation type in the tables below:

Year ended 31 March 2026	Fair value hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency risk £m	Net investment hedges £m
Consolidated statement of comprehensive income
Net gains/(losses) in respect of:
Cash flow hedges	—	378	12	—
Cost of hedging	10	29	—	1
Net investment hedges	—	—	—	32

Transferred to profit or loss in respect of:
Cash flow hedges	—	(484)	(5)	—
Cost of hedging	1	(1)	—	(4)
Reclassification of foreign currency translation reserve¹	—	—	—	(8)

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(14)	(25)	—	—

Consolidated statement of financial position
Borrowings – carrying value of hedging instruments
Liabilities – non-current	—	—	—	(1,694)
Derivatives – carrying value of hedging instruments[2]
Assets – current	9	20	2	7
Assets – non-current	62	424	4	2
Liabilities – current	(118)	(23)	(12)	(2)
Liabilities – non-current	(458)	(103)	(15)	(14)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Jun 26 – Apr 2045	Jun 26 – Apr 2042	Apr 2026 – Jun 2031	Jun 2026 – Jan 2034
Spot foreign exchange range:
GBP:USD	n/a	1.30 – 1.66	1.26 – 1.36	1.29 – 1.36
GBP:EUR	1.11 – 1.24	1.08 – 1.19	1.11 – 1.19	1.15 – 1.16
EUR:USD	1.05 – 1.15	1.06 – 1.15	n/a	n/a
Interest rate range:
GBP	SONIA -261bps/+374bps	0.976% – 7.410%	n/a	n/a
USD	SOFR +118bps/+223bps	2.755% – 5.989%	n/a	n/a
1.The reclassification of the net investment hedge on the disposal of NG Renewables has been included within Other operating costs.
2.The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

National Grid plc Annual Report and Accounts 2025/26	201	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
(e) Hedge accounting cont.

Year ended 31 March 2025	Fair value hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency and/or interest rate risk £m	Cash flow hedges of foreign currency risk £m	Net investment hedges £m
Consolidated statement of comprehensive income
Net gains/(losses) in respect of:
Cash flow hedges	—	26	(12)	—
Cost of hedging	(14)	(36)	—	4
Net investment hedges	—	—	—	56
Transferred to profit or loss in respect of:
Cash flow hedges	—	182	6	—
Cost of hedging	1	(3)	—	(4)

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(24)	(54)	—	3

Consolidated statement of financial position
Borrowings – carrying value of hedging instruments
Liabilities – non-current	—	—	—	(1,734)
Derivatives – carrying value of hedging instruments[1]
Assets – current	—	1	3	6
Assets – non-current	32	194	1	—
Liabilities – current	(253)	(50)	(6)	(2)
Liabilities – non-current	(397)	(183)	(41)	(1)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Jan 2026 – Sep 2044	Jun 2025 – Nov 2040	Apr 2025 – Jun 2031	Apr 2025 – Jan 2034
Spot foreign exchange range:
GBP:USD	n/a	1.30 – 1.66	1.25 – 1.30	1.26 – 1.29
GBP:EUR	1.11 – 1.24	1.08 – 1.19	1.11 – 1.21	1.19 – 1.21
EUR:USD	1.05 – 1.15	1.06 – 1.15	n/a	n/a
Interest rate range:
GBP	SONIA -260bps/+374bps	0.976% – 7.410%	n/a	n/a
USD	SOFR +83bps/+223bps	2.095% – 5.989%	n/a	n/a
1.The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

National Grid plc Annual Report and Accounts 2025/26	202	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
(e) Hedge accounting cont.
The following tables show the effects of hedge accounting on financial position and year-to-date performance for each type of hedge.
(i) Fair value hedges of foreign currency and interest rate risk on recognised borrowings:

As at 31 March 2026		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1]	(8,098)	660	(21)	(104)	97	(7)
1.The carrying value of the hedged borrowings is £7,767 million, of which £314 million is current and £7,453 million is non-current.

As at 31 March 2025		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1]	(6,767)	756	(25)	106	(94)	12
1.The carrying value of the hedged borrowings was £6,414 million, of which £118 million was current and £6,296 million was non-current.
(ii) Cash flow hedges of foreign currency and interest rate risk:

As at 31 March 2026		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings and forecast cash flows	(13,762)	258	—	(359)	356	(3)
Foreign currency risk on forecast cash flows	(2,715)	(22)	—	(21)	21	—

As at 31 March 2025		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings and forecast cash flows	(14,769)	376	—	(33)	27	(6)
Foreign currency risk on forecast cash flows	(1,907)	(43)	—	12	(12)	—
(iii) Net investment hedges of foreign currency risk:

As at 31 March 2026		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(3,210)	76	(2,520)	(32)	32	—

As at 31 March 2025		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(2,641)	55	(2,523)	(56)	56	—

National Grid plc Annual Report and Accounts 2025/26	203	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
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
Our energy procurement risk management policy and delegations of authority govern our US commodity trading activities for energy transactions. The purpose of this policy is to ensure we transact within pre-
defined risk parameters and only in the physical and financial markets where we or our customers have a physical market requirement. In addition, state regulators require National Grid to manage commodity risk and cost volatility prudently through diversified pricing strategies. In some jurisdictions we are required to file a plan outlining our strategy to be approved by regulators. In certain cases, we might receive guidance with regard to specific hedging limits.
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
In the UK, financial transactions have been traded to manage exposures on the North Sea Link interconnector. These bilateral transactions are cash-settled against the relevant day-ahead prices in order to manage the risk associated with the sale of physical capacity on the link. The mark-to-market exposure of any open positions is calculated based on futures products in the GB and Nordic markets.
(g) Fair value analysis
Included in the statement of financial position are financial instruments which are measured at fair value.
These fair values can be categorised into hierarchy levels that are representative of the inputs used in measuring the fair value. The best evidence of fair value is a quoted price in an actively traded market.
In the event that the market for a financial instrument is not active, a valuation technique is used.

	2026				2025
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at FVTPL	1,914	—	450	2,364	5,156	—	407	5,563
Investments held at FVOCI[1]	—	385	—	385	—	384	—	384
Financing derivatives	—	691	26	717	—	344	31	375
Commodity contract derivatives	—	111	10	121	—	102	5	107
	1,914	1,187	486	3,587	5,156	830	443	6,429
Liabilities
Financing derivatives	—	(864)	(86)	(950)	—	(1,043)	(95)	(1,138)
Commodity contract derivatives	—	(55)	(13)	(68)	—	(39)	(25)	(64)
	—	(919)	(99)	(1,018)	—	(1,082)	(120)	(1,202)
	1,914	268	387	2,569	5,156	(252)	323	5,227
1.Investments held includes instruments which meet the criteria of IFRS 9 or IAS 19.

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.
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
We value these by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as Level 2 under the IFRS 13 framework.

National Grid plc Annual Report and Accounts 2025/26	204	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
(g) Fair value analysis cont.
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
Our Level 3 financial investments include equity investments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid
Partners and comprise a series of relatively small, early-stage non-controlling minority interest unquoted investments where prices or valuation inputs are unobservable. Nineteen equity investments (out of 42)
are fair valued based on the latest transaction price (a price within the last 12 months), either being the price we paid for the investments, marked to a latest round of funding and adjusted for our preferential rights or based on an internal model. In addition, we have 23 investments without a transaction in the last 12 months that underwent an internal valuation process using the Black-Scholes Merton Option
Pricing Model (OPM Backsolve). Between 12 and 18 months, a blend between OPM Backsolve and other techniques is utilised, such as proxy group revenue multiples, discounted cash flow, comparable company analysis and probability weighted expected return approach, in order to triangulate a valuation.
After 18 months, the valuation is based on these alternative methods as the last fundraising price is no longer a reliable basis for valuation.
Our Level 3 financial investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.
The changes in value of our Level 3 financial instruments are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]		Total
	2026	2025	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(64)	(64)	(20)	(13)	407	483	323	406
Net gains/(losses) for the year[1,2]	4	—	51	(41)	21	(77)	76	(118)
Purchases	—	—	—	—	30	45	30	45
Settlements	—	—	(34)	25	(8)	(44)	(42)	(19)
Reclassifications/transfers out of Level 3⁴	—	—	—	9	—	—	—	9
At 31 March	(60)	(64)	(3)	(20)	450	407	387	323
1.Gain of £4 million (2025: £nil) is attributable to financing derivatives held at the end of the reporting period and has been recognised in finance costs in the consolidated income statement.
2.Includes a loss of £2 million (2025: £6 million loss) attributable to commodity contract derivative financial instruments held at the end of the reporting period and has been recognised in other operating costs in the consolidated income statement.
3.Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss. Net gains and losses are recognised within revenue in the consolidated income statement.
4.£nil (2025: £9 million) of US Commodity contract derivatives were reclassified out of Level 3 to Level 2 in the period due to improved observability of the fair value of these instruments.
The impacts on a post-tax basis of reasonably possible changes in significant Level 3 assumptions are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]
	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices[1]	—	—	(6)	8	—	—
10% decrease in commodity prices[1]	—	—	6	(7)	—	—
+10% market area price change	—	—	(11)	—	—	—
-10% market area price change	—	—	9	—	—	—
+20 basis points change in Limited Price Inflation (LPI) market curve²	(32)	(33)	—	—	—	—
-20 basis points change in LPI market curve²	30	33	—	—	—	—
+20 basis points increase between RPI and Consumer Price Index (CPI)	26	31	—	—	—	—
-20 basis points decrease between RPI and CPI	(25)	(29)	—	—	—	—
+100 basis points change in discount rate	—	—	—	—	(6)	(6)
-100 basis points change in discount rate	—	—	—	—	7	7
+10% change in venture capital price	—	—	—	—	29	26
-10% change in venture capital price	—	—	—	—	(29)	(26)
1.Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 35.
2.A reasonably possible change in assumption of other Level 3 derivative financial instruments is unlikely to result in a material change in fair values.
3.The investments acquired in the period were on market terms, and sensitivity is considered insignificant at 31 March 2026.
The impacts disclosed above were considered on a contract-by-contract basis, with the most significant unobservable inputs identified.

National Grid plc Annual Report and Accounts 2025/26	205	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
32. Financial risk management cont.
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
Maintaining appropriate credit ratings for our operating and holding companies is an important aspect of our capital risk management strategy and balance sheet efficiency. We monitor our balance sheet efficiency using several metrics, including funds from operations (FFO)/adjusted net debt, retained cash flow (RCF)/adjusted net debt, regulatory gearing and interest cover. For the year ended 31 March 2026, these metrics for the Group were 13.0% (2025: 13.7%), 9.3% (2025: 9.8%), 61% (2025: 61%) and
4.0x (2025: 3.8x), respectively. We believe these are consistent with the current credit ratings for National
Grid plc in respect of the main companies of the Group, based on guidance from the rating agencies.
We monitor the RAV gearing within National Grid Electricity Transmission plc (NGET) and the four distribution network operators of National Grid Electricity Distribution plc (NGED). This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our
UK‑regulated businesses. It is compared with the level of RAV gearing specified by Ofgem for the respective notional companies, 55% for NGET and 60% for the four NGED distribution network operators.
We also monitor net debt as a percentage of rate base for our US operating companies, comparing this with the allowed rate base gearing inherent within each of our agreed rate plans, typically around 50%.
As part of the Group’s debt financing arrangements, we are subject to a number of financial covenants associated with existing borrowings and facility arrangements:
–subsidiary indebtedness relating to both non-US and US subsidiaries is required to be limited.
As at 31 March 2026 the lowest applicable limit of total subsidiary indebtedness in absolute terms was £45 billion for non-US subsidiaries and $45 billion for US subsidiaries, and headroom on both of these limits exceed £12 billion;
–the Articles of Association of National Grid plc limit Group total borrowings less cash and short-term investments in absolute terms to £70 billion. As at 31 March 2026, headroom on the limit exceeds
£25 billion; and
–net debt to RAV gearing covenants limit gearing to 85% of RAV for each NGED operating company.
As at 31 March 2026, headroom on this covenant exceeds 30 percentage points for all impacted companies based on the covenant definition of net debt. The carrying value of the bonds under this covenant restriction is £2,889 million (2025: £3,005 million).
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
–the requirement to notify by certification regulators and certain lenders;
–dividends must be approved in advance by the relevant US state regulatory commission;
–the subsidiary must have one or two recognised rating agency credit ratings of at least investment grade depending on contractual requirements;
–the securities of National Grid plc must maintain an investment grade credit rating, and if that rating is the lowest investment grade bond rating it cannot have a negative watch/review for downgrade notice by a credit rating agency;
–dividends must be limited to cumulative retained earnings, including pre-acquisition retained earnings and in line with relevant company legislation;
–the subsidiary must not carry out any activities other than those permitted by the licences;
–the subsidiary must not create any cross-default obligations or give or receive any intra-group cross‑subsidies;
–the percentage of equity compared with total capital of the subsidiary must remain above certain levels; and
–in relation to each of the NGED operating companies, the percentage of debt relative to the RAV must remain below 85%.
These restrictions are subject to alteration in the US as and when a new rate case or rate plan is agreed with the relevant regulatory bodies for each operating company and, in the UK, through the normal licence review process.
As most of our business is regulated, at 31 March 2026 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in the future in line with our dividend policy.
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

An analysis of the maturity of our undrawn committed facilities as at 31 March 2026 is shown below:

	2026	2025
	£m	£m
Undrawn committed borrowing facilities expiring:
Less than 1 year	—	—
In 1 to 2 years	5,408	—
In 2 to 3 years	604	5,982
In 3 to 4 years	1,745	105
In 4 to 5 years	—	1,745
More than 5 years	250	—
	8,007	7,832
Of the unused facilities at 31 March 2026, £7,968 million (2025: £7,792 million) is available for liquidity purposes, while £39 million (2025: £40 million) is available as backup to specific US borrowings. Since
31 March 2026, £5,158 million of facilities due to mature in one to two years have been extended by an additional year and have a new expiry date of 1 June 2028.

National Grid plc Annual Report and Accounts 2025/26	206	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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

Subsidiary undertakings
A list of the Group’s subsidiaries as at 31 March 2026 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons, and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Unless otherwise indicated against the company name, the share class held by the Group in each undertaking is through ordinary shares (also referred to as common stock in certain countries). Where an alternative share class applies (including where there is no share capital), this is identified using the following annotations: [a] Limited by Guarantee; [b] Membership interest; [c] Common stock and Preference shares; [d] Partnership interest. Shares in National Grid (US) Holdings Limited, National Grid Luxembourg
SARL, NGG Finance plc and NG Holdings Two PTE. Ltd are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements. The Group does not have any branches.
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
Incorporated in England and Wales
Registered office:
1–3 Strand, London, WC2N 5EH, UK
Birch Sites Limited
Carbon Sentinel Limited
Icelink Interconnector Limited
Lattice Group Limited
NatgridTW1 Limited
National Grid (US) Holdings Limited
National Grid (US) Investments 4 Limited
National Grid (US) Partner 1 Limited
National Grid Carbon Limited
National Grid Commercial Holdings Limited
National Grid Continental Limited
National Grid Distributed Energy Limited
National Grid Electricity Group Trustee Limited
National Grid Electricity Transmission plc
National Grid Energy Metering Limited
National Grid Holdings Limited
National Grid Holdings One plc
National Grid Hydrogen Limited
National Grid IFA 2 Limited
National Grid Interconnector Holdings Limited
National Grid Interconnectors Limited
National Grid International Limited
National Grid Lion Link Limited
National Grid Nautilus Limited
National Grid North Sea Link Limited
National Grid Offshore Limited
National Grid Partners Limited
National Grid Plus Limited
National Grid Property Holdings Limited
National Grid Twelve Limited
National Grid Twenty Eight Limited
National Grid Twenty Seven Limited
National Grid UK Limited
National Grid Ventures Limited
National Grid Viking Link Limited
National Grid William Limited
NGG Finance plc
Ngrid Intellectual Property Limited
Port Greenwich Limited
Registered Address:
Avonbank, Feeder Road, Bristol, BS2 0TB, United Kingdom
Central Networks Trustees Limited [a]
Kelston Properties 2 Limited
National Grid Electricity Distribution (East Midlands) plc
National Grid Electricity Distribution (South Wales) plc
National Grid Electricity Distribution (South West) plc
National Grid Electricity Distribution (West Midlands) plc
National Grid Electricity Distribution Generation Limited
National Grid Electricity Distribution Holdings Limited
National Grid Electricity Distribution Investments Limited
National Grid Electricity Distribution Midlands Limited
National Grid Electricity Distribution Network Holdings Limited
National Grid Electricity Distribution plc
National Grid Electricity Distribution Property Investments Limited
National Grid Helicopters Limited
National Grid Telecoms Limited
South Wales Electricity Share Scheme Trustees Limited
Western Power Pension Trustee Limited
WPD WEM Holdings Limited
WPD WEM Limited

National Grid plc Annual Report and Accounts 2025/26	207	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
34. Subsidiary undertakings, joint arrangements and associates cont.
Registered Address:
Netley Old Hall Farm, Dorrington, Shrewsbury, United Kingdom, SY5 7JY
Sheet Road Management Company Limited (51%)
Registered Address:
Shire Hall, PO Box 9, Warwick, CV34 4RL, United Kingdom
Warwick Technology Park Management Company (No.2) Limited (60.56%)
In liquidation
Registered Address:
C/O Interpath Ltd, 10 Fleet Place, London, EC4M 7RB
NGC Employee Shares Trustee Limited
Incorporated in the US
Registered Address:
Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Doorstep Community LLC [b]
Granite State Power Link LLC [b]
KeySpan CI Midstream Limited
KeySpan Energy Services Inc.
KeySpan International Corporation
KeySpan MHK, Inc.
KeySpan Midstream, Inc.
KSI Contracting, LLC [b]
KSI Electrical, LLC [b]
KSI Mechanical, LLC [b]
Metrowest Realty LLC [b]
National Grid Development Holdings Corp.
National Grid Glenwood Energy Center LLC [b]
National Grid LNG LLC [b]
National Grid North America Inc.
National Grid Partners LLC [b]
National Grid Port Jefferson Energy Center LLC [b]
National Grid Renewables, LLC [b]
National Grid Services Inc.
National Grid US LLC [b]
National Grid USA [c]
NGNE LLC [b]
NGV H2 Generation LLC [b]
NGV H2 Holdings LLC [b]
NGV OSW Holdings, LLC [b]
NGV US Distributed Energy Inc.
NGV US Transmission Inc.
NGV US, LLC [b]
Niagara Mohawk Energy, Inc.
North East Transmission Co., Inc.
Opinac North America, Inc.
Philadelphia Coke Co., Inc.
Registered Address:
Corporation Service Company, 80 State Street, Albany NY 12207-2543, United States
Grid NY LLC [b]
KeySpan Energy Corporation
KeySpan Gas East Corporation [c]
KeySpan Plumbing Solutions, Inc.
Land Management & Development, Inc.
Landwest, Inc.
National Grid Electric Services LLC [b]
National Grid Energy Trading Services LLC [b]
National Grid Engineering & Survey Inc.
National Grid Generation LLC [b]
National Grid Generation Ventures LLC [b]
National Grid IGTS Corp.
National Grid Partners Inc.
Niagara Mohawk Holdings, Inc.
Niagara Mohawk Power Corporation [c]
NM Properties, Inc.
Port of the Islands North, LLC [b]
The Brooklyn Union Gas Company [c]
Upper Hudson Development, Inc.
Registered Address:
Corporation Service Company, 84 State Street, Boston MA 02109, United States
Boston Gas Company
EUA Energy Investment Corporation
Massachusetts Electric Company [c]
Nantucket Electric Company
National Grid NE Holdings 2 LLC [b]
National Grid USA Service Company, Inc.
NEES Energy, Inc.
New England Energy Incorporated
New England Hydro Finance Company, Inc. (53.704%)
New England Hydro-Transmission Electric Company, Inc. (53.704%)
New England Power Company [c]
Transgas Inc.
Wayfinder Group, Inc.

National Grid plc Annual Report and Accounts 2025/26	208	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
34. Subsidiary undertakings, joint arrangements and associates cont.
Registered Address:
Corporation Trust Company, 1209 Orange Street, Wilmington DE 19801, United States
Mystic Steamship Corporation
Registered Address:
100 Bank Street, Suite 630, Burlington, Chittenden County VT 05401, United States
National Grid Insurance USA Ltd
Registered Address:
Corporation Service Company, 10 Ferry Street S313, Concord NH 03301, United States
Broken Bridge Corp.
New England Electric Transmission Corporation
New England Hydro-Transmission Corporation (53.704%)
Registered Address:
Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, United States
Newport America Corporation
Incorporated in the Isle of Man
Registered office:
Third Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man, UK
National Grid Insurance Company (Isle of Man) Limited
Incorporated in Luxembourg
Registered office:
412F, Route d’Esch, L-2086, Luxembourg, Grand Duchy of Luxembourg
National Grid Luxembourg SARL
Incorporated in Singapore
Registered office:
9 Raffles Place, #26-01, Republic Plaza, Singapore 048619
NG Holdings Two PTE. Ltd*
*Entity is tax resident in the UK
Joint ventures
A list of the Group’s joint ventures as at 31 March 2026 is given below. All joint ventures are included in the Group’s financial statements using the equity method of accounting.
Incorporated in England and Wales

Company Name	Registered Office Address	Comments
BritNed Development Limited (50%)	1–3 Strand, London, WC2N 5EH, UK.	National Grid Interconnector Holdings Limited owns 284,500,000 €0.20 C Ordinary shares and one £1.00 Ordinary A share.
National Places LLP (50%)	C/O Bdo Llp 5 Temple Square, Temple Street, Liverpool, L2 5RH, UK.	In liquidation.
Nemo Link Limited (50%)	1–3 Strand, London, WC2N 5EH, UK.	National Grid Interconnector Holdings Limited owns 121,140,801 €1.00 Ordinary shares.
Incorporated in the US

Company Name	Registered Office Address
Community Offshore Wind, LLC (27.27%) [b]	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA.
LI Energy Storage System, LLC (50%) [b]	Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA.
LI Solar Generation, LLC (50%) [b]	Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA.
Joint operations
A list of the Group’s incorporated joint operations as at 31 March 2026 is given below. All joint operations are included in the Group’s financial statements under IFRS 11 Joint arrangements.
Incorporated in England and Wales

Company Name	Registered Office Address	Comments
Eastern Green Link 1 Limited (50%)	1–3 Strand, London, WC2N 5EH, UK.	National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares.
Eastern Green Link 2 Limited (50%)	No.1 Forbury Place, 43 Forbury Road, Reading, RG1 3JH, UK.	National Grid Electricity Transmission plc owns 250,000 £1.00 B Ordinary shares.
Eastern Green Link 3 Limited (50%)	No.1 Forbury Place, 43 Forbury Road, Reading, RG1 3JH, UK.	National Grid Electricity Transmission plc owns 250,000 £1.00 B Ordinary shares.
Eastern Green Link 4 Limited (50%)	1–3 Strand, London, WC2N 5EH, UK.	National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares.
NGET/SPT Upgrades Limited (50%)	1–3 Strand, London, WC2N 5EH, UK.	National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares.

National Grid plc Annual Report and Accounts 2025/26	209	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
34. Subsidiary undertakings, joint arrangements and associates cont.
Associates
A list of the Group’s associates as at 31 March 2026 is given below. Unless otherwise stated, all associates are included in the Group’s financial statements using the equity method of accounting.
Incorporated in England and Wales

Company Name	Registered Office Address	Comments
Joint Radio Company Limited (25%)	Friars House, Manor House Drive, Coventry, CV1 2TE, UK.	National Grid Electricity Transmission plc owns one £0.50 A Ordinary share.
Incorporated in the US

Company Name	Registered Office Address
Clean Line Energy Partners LLC (32%) [b]	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA.
Connecticut Yankee Atomic Power Company (19.5%)	c/o Shae Hemingway, 362 Injun Hollow Road, East Hampton CT 06424-3099, USA.
Direct Global Power Inc. (26%)	The Corporation Trust Company, 1209 Orange Street, Wilmington DE 19801, USA.
Energy Impact Fund LP (9.41%) [d]	Harvard Business Services, Inc., 16192 Coastal Highway, Lewes DE 19958, USA.
KHB Venture LLC (33.33%) [b]	c/o de maximis, inc., 135 Beaver Street, 4th Floor, Waltham MA 02452, USA.
Maine Yankee Atomic Power Company (24%)	Joseph D Fay, 321 Old Ferry Road, Wiscasset ME 04578, USA.
New York Transco LLC (28.3%) [b]	Corporation Service Company, 80 State Street, Albany NY 12207-2543, USA.
Yankee Atomic Electric Company (34.5%)	Karen Sucharzewski, 49 Yankee Road, Rowe MA 01367, USA.
Other investments
A list of the Group’s other investments as at 31 March 2026 is given below.
Incorporated in England and Wales

Company Name	Registered Office Address
Energis plc (33.06%) – (in liquidation)	1 More London Place, London SE1 2AF, UK.
Electralink Limited (27.04%)	Third Floor, Northumberland House, 303–306 High Holborn, London, WC1V 7JZ, UK.
Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities are established in – and subject to the laws and regulations of – these jurisdictions.
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 supported by guarantees issued by National Grid plc over their liabilities for the year ended 31 March 2026:

Company name	Company number
National Grid Holdings Limited	3096772
National Grid International Limited	2537092
National Grid (US) Holdings Limited	2630496
National Grid (US) Investments 4 Limited	3867128
National Grid (US) Partner 1 Limited	4314432

National Grid plc Annual Report and Accounts 2025/26	210	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
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
(a) Sensitivities on areas of estimation uncertainty
The table below sets out the sensitivity analysis for certain areas of estimation uncertainty set out in note 1D. These estimates are those that have a significant risk of resulting in a material adjustment to the carrying values of assets and liabilities in the next year. This includes the impact of changes in assumptions on the net assets recognised at the balance sheet date and the amount charged to the income statement for the following year. Note that the sensitivity analysis for the useful economic lives of our gas network assets is included in note 13.

	2026			2025
	Assumptions used	Income statement £m	Net assets £m	Assumptions used	Income statement £m	Net assets £m
Pensions and other post- retirement benefit liabilities (pre-tax):
UK discount rate change¹	1%	15	880	1%	20	920
US discount rate change¹	1%	16	671	1%	18	784
UK inflation rate change²	1%	5	648	1%	6	701
UK long-term rate of increase in salaries change	1%	2	37	1%	1	52
US long-term rate of increase in salaries change	1%	2	41	1%	3	46
UK change to life expectancy at age 65[3]	one year	—	317	one year	—	320
US change to life expectancy at age 65	one year	1	137	one year	2	181
Assumed US healthcare cost trend rates change	1%	15	195	1%	19	245

US environmental provision:
Change in the real discount rate	1%	148	148	1%	155	155
Change in estimated future cash flows	20%	402	402	20%	413	413
1.A change in the discount rate is likely to be driven by changes in bond yields and, as such, would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans. In the UK, there would also be a £329 million (2025: £288 million)
net assets offset from the buy-in policies, where the accounting value of the buy‑in asset is set equal to the associated liabilities.
2.The projected impact resulting from a change in RPI reflects the associated effect on escalation rates for pensions in payment and in deferment and future salary increases. The buy‑in policies would have a £235 million (2025: £211 million) net assets offset to the above.
3.In the UK, the buy-in policies would have a £154 million (2025: £109 million) net assets offset to the above.
Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the defined benefit obligations and forecast amounts charged to the income statement for the following year could potentially be impacted by changes in the relevant actuarial assumptions that were reasonably possible as at 31 March 2026. In preparing sensitivities, the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary are recognised.

National Grid plc Annual Report and Accounts 2025/26	211	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the consolidated financial statements cont.
35. Sensitivities cont.
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
The following main assumptions were made in calculating the sensitivity analysis for continuing operations:
–the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2026 and 2025 respectively;
–the statement of financial position sensitivity to interest rates relates to items presented at their fair values: derivative financial instruments; and our investments measured at FVTPL and FVOCI. Further debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;
–the sensitivity of interest expense to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;
–changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity; and
–changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are presented in equity as costs of hedging, with a one-year release to the income statement. The impact of movements in the dollar to sterling exchange rate is recorded directly in equity.

	2026			2025
	Assumptions used	Income statement £m	Other equity reserves £m	Assumptions used	Income statement £m	Other equity reserves £m
Financial risk (post tax):
UK inflation change¹	1%	33	—	1%	35	—
UK interest rates change	1%	14	352	1%	13	376
US interest rates change	1%	11	151	1%	18	134
US dollar exchange rate change²	10%	64	276	10%	69	225
1.Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 32(g).
2.The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £1,887 million (2025: £1,730 million) in the opposite direction if the dollar exchange rate changed by 10%.
Our commodity contract derivatives are sensitive to price risk. Additional sensitivities in respect to commodity price risk and to our derivative fair values are as follows:

	2026			2025
	Assumptions used	Income statement £m	Net assets £m	Assumptions used	Income statement £m	Net assets £m
Commodity price risk (post tax):
Increase in commodity prices	10%	56	56	10%	62	62
Decrease in commodity prices	10%	(57)	(57)	10%	(61)	(61)

Assets and liabilities carried at fair value (post tax):
Fair value change in derivative financial instruments¹	10%	(18)	(18)	10%	(57)	(57)
Fair value change in commodity contract derivative liabilities	10%	4	4	10%	3	3
1.The effect of a 10% change in fair value assumes no hedge accounting.
36. Post balance sheet events
On 13 April 2026, National Grid North America Inc. entered into a 10-year loan of $864.9 million, with the proceeds received on 21 April 2026. As the loan was entered into after the reporting date, it has not been reflected in the consolidated statement of financial position as at 31 March 2026.

National Grid plc Annual Report and Accounts 2025/26	212	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	213	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	214	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	215	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	216	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	217	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the Company financial statements cont.
Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	218	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Notes to the Company financial statements cont.
Page intentionally left blank

National Grid plc Annual Report and Accounts 2025/26	219	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Additional
information

220	The business in detail
220	UK regulation
223	US regulation

226	Internal control and risk factors
226	Disclosure controls
226	Internal control over financial reporting
226	Risk factors

233	Other disclosures
233	Change of control provisions
233	Code of Ethics
233	Conflicts of interest
233	Corporate governance practices: differences from NYSE listing standards
234	Directors’ indemnity and Directors’ and Officers’ liability insurance
234	Unions
234	Human rights and modern slavery
234	Our people
235	Unresolved SEC staff comments
235	Property, plant, equipment and borrowings
235	UK Listing Rule 6.6.1 R cross-reference table
235	Political donations and expenditure
235	Material contracts
235	Research, development and innovation activity

236	Other unaudited financial information

248	Commentary on consolidated financial statements

250	Shareholder information
251	Articles of Association
252	Depositary payments to the Company
252	Documents on display
252	Events after the reporting period
252	Exchange controls
252	Share information
253	Material interests in shares
253	Shareholder analysis
253	Taxation
255	UK stamp duty and stamp duty reserve tax (SDRT)
255	All-employee share plans

256	Definitions and glossary of terms

262	Cautionary statement

National Grid plc Annual Report and Accounts 2025/26	220	Strategic Report	Corporate Governance	Financial Statements	Additional Information

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
–RIIO-T1 (electricity transmission, April 2013 – March 2021)
–RIIO-T2 (electricity transmission, April 2021 – March 2026)
–RIIO-T3 (electricity transmission, April 2026 – March 2031)
–RIIO-ED1 (electricity distribution, April 2015 – March 2023)
–RIIO-ED2 (electricity distribution, April 2023 – March 2028)
TOs and DNOs in the UK are natural monopolies and, to ensure value for money for consumers, UK ET and
UK ED are regulated by Ofgem. The operations are regulated under the respective transmission and distribution licences which set the requirements that UK ET and UK ED need to deliver for their customers.
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
RIIO price controls
Under RIIO, the outputs we deliver are explicitly articulated and our allowed revenues are linked to their delivery, although some outputs and deliverables have only a reputational impact, penalty only mechanism, or are linked to legislation. These outputs reflect what our stakeholders have told us they want us to deliver and were determined through an extensive consultation process, which gave stakeholders a greater opportunity to influence the decisions.
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
Under RIIO, there are also number of Output Delivery Incentives (ODIs) to incentivise us to deliver favourable outcomes for consumers. The ODI package has been enhanced in RIIO-T3 versus RIIO-T2 to further incentivise us to deliver timely delivery and innovation to benefit consumers, while maintaining the focus on reliability and customer focus.
Allowed revenue to fund totex costs is split between RIIO ‘fast’ and ‘slow’ money categories using specified ratios that are fixed for the duration of the price control. Fast money represents the amount of totex we are able to recover in the year of expenditure. Slow money is added to our RAV – effectively the regulatory IOU.
For more details on the sharing factors under RIIO for our transmission businesses, please see the table on page 222.

National Grid plc Annual Report and Accounts 2025/26	221	Strategic Report	Corporate Governance	Financial Statements	Additional Information

The business in detail cont.
Regulation of UK ED: The RIIO-ED2 price control
RIIO-ED2, covering the period 1 April 2023 – 31 March 2028, is the second electricity distribution price control to be set under the RIIO model. It builds on from the framework established in the first price control, RIIO-ED1, that ran for eight years from 1 April 2015 to 31 March 2023.
Our RIIO-ED2 business plan was co-created with our stakeholders, through our largest ever stakeholder consultation process with the broadest range of representatives. In order to enable us to actively drive the nation’s move to decarbonisation, our RIIO-ED2 business plan has been designed to achieve four crucial outcomes for our customers:
–Affordability: We aim to continue to deliver high standards of safety, reliability and customer service that customers have come to expect from us, while keeping our portion of consumer bills affordable.
–Sustainability: We will support the UK’s ambitions to achieve net zero carbon emissions by 2050, driving crucial changes in energy usage and customer green behaviour. We will set the benchmark by achieving net zero in our own operations by 2043 (excluding Scope 3 emissions) and we will work towards ensuring the network is ready to enable local authorities to achieve similar ambitions in their regions. We will also actively work with the industry and government to achieve Clean Power 2030, within which at least 95% of the country’s generation will come from clean sources including renewables. This will see both UK ET and UK ED actively engaging with areas of reform to ensure that the grid is decarbonised in a sustainable way.
–Connectability: We will strive to ensure that a lack of network capacity is not a barrier for our customers. We will ensure that the network can cater for the increasing demand of low-carbon technologies and renewable energy over RIIO-ED2, while recognising that the generation mix needs to be balanced to retain resilience for security of supply. We will actively work with Ofgem and the industry to reform the connections processes, including continuing engagement on a review of the end-to-end connections journey. This will ensure that the connections process meets customers needs, while enabling investment ahead of the need to support decarbonisation.
–Vulnerability: We will aim to deliver a first class programme of inclusive support. This will include offering smart energy action plans for vulnerable customers each year, ensuring no one is left behind in a smart future. We will also strive to more than double our ground breaking fuel poverty support to help at least 113,000 fuel poor customers save £60 million on their energy bills over RIIO-ED2.
Regulation of UK ET: The RIIO-T2 price control
The RIIO-T2 price control built on the framework established for RIIO-T1, introduced a range of new mechanisms to facilitate the transition to net zero, continued support for innovation, and incentivised us to deliver outputs with ambitious targets aligned to our customers’ and stakeholders’ requirements.
The Independent User Group (IUG) includes a cross-section of the energy industry and represents the interests of consumers, environmental and public interest groups, as well as large-scale and small-scale customers. It was established in July 2018, acting as our critical liaison, to ensure stakeholders are at the heart of our decision-making processes and our plan is fully reflective of customers’, consumers’ and other stakeholders’ requirements.
The IUG’s enduring role in RIIO‑T2 focused on challenging business plans, enhancing transparency and performance against commitments, and acting as a critical liaison on strategy, culture and key stakeholder‑related areas.
Regulation of UK ET: The RIIO-T3 price control
RIIO‑T3 is Ofgem’s five‑year price control for electricity transmission running from April 2026 to March
2031, setting both the funding and regulatory framework under which NGET delivers and operates the onshore transmission network. The framework is designed to enable a major expansion of the grid to support decarbonisation and growth, while protecting consumers through ex‑ante scrutiny of costs, defined outputs on reliability, connections and sustainability.
Funding is primarily set through ex‑ante allowances covering baseline operational expenditure and a large programme of capital investment, supplemented by in‑period funding mechanisms, such as re‑openers and pipeline arrangements to unlock additional funding as the need and scope of major projects become clearer. NGET’s allowed revenue is adjusted for actual performance through a package of financial incentives, including efficiency incentives on total expenditure, output‑based incentives, for example on reliability, timely delivery of major projects and connections, and quality of service measures, alongside innovation funding streams. Together, these mechanisms are intended to give NGET a “fair opportunity”
to earn its allowed return by delivering outputs efficiently and on time, while exposing it to downside risk where performance falls short of consumers’ expectations, all within a licence framework that is central to delivery and financeability under RIIO‑T3.
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
regime reflect the differing risks and characteristics of OHAs. In November 2024, Ofgem initially approved the LionLink project between GB and the Netherlands, developed by National Grid Ventures with TenneT
Netherlands, for a pilot OHA regulatory regime.

National Grid plc Annual Report and Accounts 2025/26	222	Strategic Report	Corporate Governance	Financial Statements	Additional Information

The business in detail cont.
Key parameters from Ofgem’s RIIO-ED2 determination for UK ED and RIIO-T2 and RIIO-T3 determination for UK ET

	UK ED (ED2)	UK ET (T2)	UK ET (T3)
Allowed Return on Equity (RoE)[1]	5.28 – 5.59% (real, relative to CPIH) at 60% gearing	4.25 – 5.20% (real, relative to CPIH) at 55% gearing (4.52 – 5.59% at 60% gearing)	5.70% (real, relative to CPIH) at 55% gearing (6.12% at 60% gearing)
Allowed debt funding
Calculated and updated each year using 17-year trailing
average of iBoxx Utilities 10+ year index, plus 25bps
additional cost of borrowing, 55bps calibration
adjustments, plus 6bps infrequent issuer premium for
West Midlands, South Wales and South West

Calculated and updated each year using an extending
‘trombone-like’ trailing average of iBoxx Utilities 10+ year index (increased from 10 years for 2021/22 to 14 years for
2025/26), plus 25bps additional borrowing costs

Implementation of a RAV weighting of the benchmark
index beginning from the start of RIIO-1
Calculated and updated each year using a 14-year
‘trombone-like’ trailing average of iBoxx GBP A and iBoxx
BBB non-financial 10+ year index, plus 26bps additional
borrowing costs, plus 43bps calibration adjustments
Implementation of a nominal allowance for fixed rate debt
(index-linked debt assumption 10%)

Depreciation of RAV	Straight-line 45-year depreciation	Straight-line over 45 years for post-2021 RAV additions, with pre-2021 RAV additions as per RIIO-T1	Straight-line over 45 years for post-2021 RAV additions, with pre-2021 RAV additions as per RIIO-T1
Notional gearing	60%	55%	55%
Split between fast/slow money	Capitalisation rate 1 slow money 77% – 79% Capitalisation rate 2 slow money 85%	Fast: RIIO-T2 baseline 22%; RIIO-T2 uncertainty mechanisms 15% Slow: RIIO-T2 baseline 78%; TO uncertainty mechanisms 85%	Fast: RIIO-T3 baseline 30%; RIIO-T3 uncertainty mechanisms 15% Slow: RIIO-T3 baseline 70%; TO uncertainty mechanisms 85%
Sharing factor	50%	33%	25% sharing up to 5% of over/under-spend 10% sharing at 5%-20% over/under-spend 5% sharing beyond 20% over/under-spend
Allowed totex (cumulative for the five years of RIIO-ED2, RIIO-T2 and of RIIO-T3)	£5.5 billion in 2020/21 prices	£5.8 billion in 2018/19 prices	£5.0 billion in 2023/24 prices
1.The cost of equity in RIIO-ED2 is subject to annual adjustments that are calculated using the Capital Asset Pricing Model, through indexation of the ‘risk-free rate’ parameter. The range shown above is Ofgem’s estimate of the allowed RoE over the five years of RIIO-ED2, as updated in the RIIO-ED2 Price Control Financial Model published in December 2023. The cost of equity in RIIO-T2 was subject to annual adjustments calculated using the Capital Asset Pricing Model, through indexation of the ‘risk-free rate’ parameter. The range shown above is Ofgem’s estimate of the allowed RoE over the five years of RIIO-T2, as updated in the RIIO-T2 Price Control Financial Model published in January 2024. The cost of equity in RIIO-T3 is also subject to annual adjustments that are calculated using the Capital Asset Pricing Model, through indexation of the
‘risk-free rate’ parameter. 5.70% is the cost of equity for the first year of RIIO-T3 (2026/27) and Ofgem have not yet provided their estimate of the ‘risk free rate’ for the remainder of the period.

National Grid plc Annual Report and Accounts 2025/26	223	Strategic Report	Corporate Governance	Financial Statements	Additional Information

The business in detail cont.
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
The rate case is sometimes negotiated with parties representing customers and other interests. The utility is required to prove that the requested rate change is just and reasonable, and the requested rate plan can span multiple years. In the states where we operate, it can typically take 9 to 13 months for the commission to render a final decision, although, in some instances, rules allow for longer negotiation periods which may extend the length of the rate case proceeding. Unlike the state processes, FERC, as the federal regulator, has no specified timeline for adjudicating a rate case; typically, it makes a final decision retroactively when the case is completed.
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
The final revenue requirement and rates for service are approved in the rate case decision. The revenue requirement is derived from a comprehensive study of the utility’s total costs during a representative 12-
month period, referred to as a test year. Each commission has its own rules and standards for adjustments to the test year. These may include forecast capital investments and operating costs.
Our rate plans
Each operating company has a set of rates for service. We have three electricity distribution companies:
(1) Niagara Mohawk Power Corporation, with operations in Upstate New York; (2) Massachusetts
Electric Company; and (3) Nantucket Electric Company, the latter two having operations in Massachusetts.
We also have four gas distribution companies: (1) Niagara Mohawk Power Corporation, with operations in Upstate New York; (2) The Brooklyn Union Gas Company, with operations in Downstate New York;
(3) KeySpan Gas East Corporation, with operations in Downstate New York; and (4) Boston Gas
Company, with operations in Massachusetts.
Our distribution companies have revenue decoupling mechanisms that delink their revenues from the quantity of energy delivered and billed to customers. These mechanisms remove the natural disincentive utility companies have for promoting and encouraging customer participation in energy-efficiency programmes that lower energy end-use and distribution volumes.
We bill our customers for their use of electricity and gas services. Customer bills typically cover the cost of the commodity (electricity or gas delivered) and charges covering our delivery service. Our customers are allowed to select an unregulated competitive supplier for the commodity component of electricity and gas utility services.
A substantial proportion of our costs, in particular electricity and gas commodity purchases, are pass-
through costs, fully recoverable from our customers. We recover pass-through costs through making separate charges to customers, designed to recover those costs with no profit. We adjust the charges from time to time, often annually to make sure that any over- or under-recovery of these costs is returned to, or recovered from, our customers. Our rate plans are designed to a specific allowed RoE, by reference to an allowed operating expense level and rate base. Some rate plans include earnings-sharing mechanisms that allow us to retain a proportion of the earnings above our allowed RoE, achieved through improving efficiency, with the balance benefiting customers. In addition, our performance under certain rate plans is subject to service performance targets. We may be subject to monetary penalties in cases where we do not meet those targets.
Our FERC-regulated transmission companies use formula rates (instead of periodic stated rate cases) to set rates annually that recover their cost of service. Through the use of annual true-ups, formula rates allow us to recover our actual costs incurred and the allowed RoE based on the actual transmission rate base each year. We must make annual formula rate filings documenting the revenue requirement that customers can review and challenge.
Revenue for our wholesale transmission businesses in New England and New York is collected from wholesale transmission customers. These are typically other utilities and include our own New England electricity distribution businesses. With the exception of Upstate New York, which continues to combine retail transmission and distribution rates to end-use customers, these wholesale transmission costs are generally incurred by distribution utilities on behalf of their customers. They are fully recovered as a pass-
through from end-use customers, as approved by each state commission.
Our Long Island generation plants sell capacity to the LIPA under 15-year and 25-year power supply agreements and within wholesale tariffs approved by FERC.
Through the use of cost-based formula rates, these long-term contracts provide a similar economic effect to cost-of-service rate regulation.

National Grid plc Annual Report and Accounts 2025/26	224	Strategic Report	Corporate Governance	Financial Statements	Additional Information

The business in detail cont.
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
We work to increase achieved RoE through:
–productivity improvements
–positive performance against incentives or earned savings mechanisms, such as available energy-
efficiency programmes
–filing a new rate case when achieved returns are lower than those the Company could reasonably expect to attain through a new rate case
US regulatory revenue requirement
US regulatory filings
The objectives of our rate case filings are to make sure we have the right cost of service and are able to earn a fair and reasonable rate of return, while providing a safe, reliable and affordable service. To achieve these objectives and reduce regulatory lag, we have been successful in many cases in obtaining relief, such as:
–revenue-decoupling mechanisms
–capital trackers
–commodity-related bad debt true-ups
–pension and other post-employment benefit true-ups, separately from base rates
–performance-based frameworks such as incentives and multi-year plans
We explain these terms in the table on page 225.
Recent developments in rate filings and the regulatory environment are:
New York
–A joint proposal setting forth a three-year rate plan for Niagara Mohawk was approved by the NYPSC in
August 2025.
–A joint proposal setting forth a three-year rate plan for KEDNY and KEDLI was approved by the NYPSC in August 2024.
Massachusetts
–In November 2023, we made a full rate case filing for Massachusetts Electric Company and Nantucket
Electric Company resulting in a five-year ratemaking plan in September 2024.
–In November 2020, we made a full rate case filing for Boston Gas Company resulting in a five-year performance-based ratemaking plan in September 2021.
FERC
In March 2026, FERC issued an order regarding four long-pending New England Transmission Owners
(NETOs) base RoE complaints. The order set a lower base RoE and requires the NETOs to issue refunds with interest. National Grid will challenge the decision through the required regulatory and legal procedures. In April 2026, National Grid, together with other NETOs, filed a request with FERC under
Section 205 of the Federal Power Act proposing a forward-looking base return on equity of 11.39%. The proposal reflects the application of the FERC current return on equity methodology using updated market data.
Massachusetts
Massachusetts Electric Company and Nantucket Electric Company rate cases
On 30 September 2024, the MADPU issued its order on our petition for an increase in electric base distribution rates for Massachusetts Electric Company and Nantucket Electric Company.
The MADPU approved a five-year rate plan with new rates effective 1 October 2024, an allowed Return on
Equity of 9.35% on an equity ratio of 52.83% and a revenue increase of $90.2 million. The order also introduced a new regulatory recovery mechanism that provides timely funding for growing capital investment requirements up to a cap, alongside a performance-based ratemaking recovery mechanism for operating and maintenance costs. Additionally, it approved a multi-tiered low-income discount rate along with performance incentives for low-income programme enrolment and distributed energy resources interconnections.
Boston Gas Company rate case
On 16 January 2026, Boston Gas Company filed its gas rate case with the MADPU. Boston Gas
Company requested, among other things, an increase in distribution revenues by approximately $342 million, including the transfer of recoverable revenue requirement totalling approximately $198 million associated with Gas System Enhancement Plan investments placed in service between 1 January 2020 through 31 December 2024, resulting in a net revenue increase of approximately $144 million. Boston
Gas Company further proposed a Return on Equity of 10.25% on an equity ratio of 53.85%. Boston Gas
Company also requested continuation of its performance-based ratemaking mechanism, a one-time
Liquefied Natural Gas roll-in, and a MADPU pipeline safety regulatory requirement tracker to recover costs associated with mandated pipeline safety improvements. If approved, the requested rate increase would be effective 1 December 2026.

National Grid plc Annual Report and Accounts 2025/26	225	Strategic Report	Corporate Governance	Financial Statements	Additional Information

The business in detail cont.
New York
Downstate New York 2023 rate cases – KEDNY and KEDLI
KEDNY and KEDLI rate cases approved by the NYPSC on 15 August 2024 updated our allowed revenues to reflect our cost of service more closely, while maintaining affordable energy for customers. The joint proposal approved by the NYPSC sets forth a three-year rate plan for KEDNY and KEDLI with overall annual revenue requirement increases, including $444 million for KEDNY and $246.5 million for KEDLI for the year ending on 31 March 2025. The joint proposal reflects $1.57 billion in capital investments for
KEDNY and KEDLI in the first rate year to modernise KEDNY and KEDLI’s gas infrastructure to implement safety improvements, enhance reliability and resilience, replace ageing and leak-prone facilities, and reduce methane emissions. The joint proposal aligns with our 2050 vision to support a sustainable and affordable path towards a low-carbon energy future. Additionally, the joint proposal includes initiatives to expand low-income and energy-efficiency programmes, fund renewable natural gas projects, and enhance customer service.
Upstate New York 2024 rate cases – NIMO
On 14 August 2025, the NYPSC approved a three‑year rate plan for NIMO that updates electric and gas revenues to better reflect cost of service, while maintaining affordable energy for customers. The plan includes levelled increases of $167 million for electric and $57 million for gas in the first rate year and supports approximately $4.3 billion in electric and $1 billion in gas capital investments to modernise infrastructure, enhance safety and reliability, and strengthen system resilience. It also incorporates IT upgrades, storm‑response improvements, and targeted investments in battery storage and distributed energy resources. Consistent with New York’s climate mandates and our 2050 vision to support a sustainable and affordable path towards a low-carbon energy future, the plan advances electrification, non‑pipe alternatives, and emissions‑reduction initiatives, while expanding customer affordability programmes and support for disadvantaged communities.
Summary of US price controls and rate plans

		2022	2023	2024	2025	2026	2027	2028	Rate base (31 Mar 2026)	Equity-to- debt ratio	Allowed Return on Equity	Achieved Return on Equity (31 Mar 2026)	Revenue decoupling†	Capital tracker‡	Commodity- related bad debt true-up§	Pension/ OPEB true-up◊
New York Public Service Commission	Niagara Mohawk[1] (Upstate, electricity)								$10,000m	48:52	9.5%	8.3%	✓	P	P	✓
	Niagara Mohawk (Upstate, gas)								$2,569m	48:52	9.5%	7.5%	✓	P	P	✓
	KEDNY (downstate)[2,5]								$8,025m	48:52	9.35%	9.6%	✓	P	P	✓
	KEDLI (downstate)[3,5]								$4,760m	48:52	9.35%	10.5%	✓	P	P	✓

Massachusetts Department of Public Utilities	Massachusetts Electric/Nantucket Electric								$4,399m	53:47	9.35%	8.0%	✓	P	✓	n/a
	Massachusetts Gas[5]								$5,867m	53:47	9.7%	9.4%	✓	P	✓	✓

Federal Energy Regulatory Commission	Canadian Interconnector/ Other[4]								$76m	65:35	11.1%	11.1%	n/a	✓	n/a	✓
	New England Power								$3,271m	60:40	9.57%	10.1%	n/a	✓	n/a	✓
1.Both transmission and distribution, excluding stranded costs.
2.KeySpan Energy Delivery New York (The Brooklyn Union Gas Company).
3.KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation).
4.Equity ratio and Return on Equity values are for the Canadian Interconnector only.
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
◊ Pension/OPEB true-up
A mechanism that reconciles the actual non-capitalised costs of pension and Other Post-Employment Benefits
(OPEB) and the actual amount recovered in base rates. The difference may be amortised and recovered over a period or deferred for a future rate case.

Rate filing made	✓	Feature in place
New rates effective	P	Feature partially in place
Rate plan ends
Rates continue indefinitely
Multi-year rate plan

National Grid plc Annual Report and Accounts 2025/26	226	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk factors

Disclosure controls
Our management, including the Chief Executive and Chief
Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31
March 2026.
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

Management’s evaluation of the effectiveness of the Company’s internal control over financial reporting was based on the revised
Internal Control – Integrated Framework 2013 issued by the
Committee of Sponsoring Organizations of the Treadway
Commission. Using this evaluation, management concluded that our internal control over financial reporting was effective as at 31
March 2026.
Deloitte LLP, which has audited our consolidated financial
statements for the year ended 31 March 2026, has also audited the effectiveness of our internal control over financial reporting.
During the year, there were no changes that have materially
affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk factors
Management of our risks is an important part of our internal control environment, as we describe on pages 226 to 232.
In addition to Our Group Principal Risks listed, we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Any investment decision regarding our securities and any forward-looking
statements made by us should be considered in light of these risk factors and the cautionary statement set out on page 262. An overview of the key inherent risks we face is provided on the pages that follow.

National Grid plc Annual Report and Accounts 2025/26	227	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk factors cont.
Risk factors
Strategic risks

Law, regulation and political and economic uncertainty
Changes in law or regulation, or decisions by governmental bodies or regulators and increased political and economic uncertainty, could adversely affect us in a material way.
Most of our businesses are utilities or networks subject to regulation by governments and other authorities.
Changes in law or regulation or regulatory policy and precedent, and decisions of governmental bodies or regulators in the countries or states in which we operate could materially adversely affect us. Changes to regulatory priorities could likewise affect us. For example, our costs and operating activities may be impacted by US Federal
Government actions, including tariffs or its focus on natural gas and pausing of offshore wind leasing, which contrasts with the UK, where the energy transition remains at the forefront of government policy. In both jurisdictions, increasing political focus on issues of affordability could also affect us. In the longer term, significant changes to law or regulation regarding usage of electricity or gas in jurisdictions where we operate or on our operating activities could limit the return expected on investment or regulated assets. More widely, the impacts of international political and economic uncertainty and disruption could also have a material adverse consequence on
us. We may fail to deliver any one of our customer, investor and wider stakeholder propositions due to increased political and economic uncertainty.

Decisions or rulings concerning the following (as examples) could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future:
–The RIIO (Revenue = Incentives + Innovation + Outputs) framework established by Ofgem, including the implementation of the RIIO-T3 and RIIO-ED2 price controls and upcoming determination of RIIO-ED3 in the UK;
–The implementation of and periodic determination of US rate plans;
–Whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner, or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and
–Timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change and of advancing energy technologies, whether aspects of our activities are contestable, and the level of permitted revenues and dividend distributions for our businesses.
For further information, see pages 220 to 225, which explains our regulatory environment in detail.

Climate change commitments and targets
If we fail to meet our regulatory obligations, commitments or targets in relation to climate change and the energy transition, our reputation and business may be materially and adversely affected.
We have set ambitious climate performance targets and commitments, including on reductions to greenhouse gas emissions, and we aim to deliver the critical infrastructure necessary to achieve wider climate change objectives. If we are unable to identify and/or deliver upon actions necessary to meet such targets, including due to third-party action or inaction and/or evolving standards, oversight or other requirements, this could undermine our ability to deliver our clean energy transition strategy, subject us to accusations of (or legal challenges related to)
greenwashing, damage our reputation and limit our ability to influence future energy policy. Achievement of our climate commitments and targets is subject to risks and uncertainties, many of which are outside of our control and depend on, among other factors, investment and changes in operating practices by other energy sector participants, in particular risks related to generation of electricity by third parties and advances in technology and regulatory requirements that could impact how individuals and households use electricity, as well as regulatory, commercial and social trends (including the impact of energy prices on commercial and household consumption and investment trends) in the jurisdictions where we operate.

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

National Grid plc Annual Report and Accounts 2025/26	228	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk factors cont.

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
Our business development activities (including the delivery of our growth ambition) involve acquisitions, disposals, joint ventures, partnering and organic investment opportunities, such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies.

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
We may also be liable for the past acts, omissions or liabilities of companies or businesses we have acquired or sold, which may be unforeseen or greater than anticipated. In the case of joint ventures, we may have limited control over operations and our joint venture partners may have interests that diverge from our own. We may also be required to seek additional licences or permits in connection with any such activities or initiatives, in particular with respect to transmission lines or renewable or other generation projects, which we may not be able to obtain on the timing, or terms anticipated, or at all.
The occurrence of any of these events could have a material adverse impact on our results of operations or financial condition, and could also impact our ability to enter into other transactions.
We may also be required to undertake certain acquisitions, investments or divestitures as mandated by regulatory bodies in the regions in which we operate, such as the divestment of NESO in 2024 to the UK Government, pursuant to the UK Energy Act 2023. These could create financial or reputational risks or lead to changes to, or limitations being placed on, regulated activities and potentially, over the longer term, result in impairment of regulated assets and anticipated returns.

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

National Grid plc Annual Report and Accounts 2025/26	229	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk factors cont.

Operational risks
Cyber or physical security breaches
Cyber or physical security breaches may impact our ability to operate our networks, initiate the loss of critical operating or confidential data and expose us to significant liabilities.
As an owner and operator of critical infrastructure assets, we are subject to cyber and physical threats, including from both internal and external parties who wish to disrupt our operations.  In the current geopolitical environment, heightened cyber and physical security threats to national infrastructure remain, and there can be no certainty that our security measures will be sufficient to prevent breaches from wherever they originate.

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

Infrastructure and systems impacting supply
We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure or technology or a lack of supply, including as a result of bulk power system failure.
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

National Grid plc Annual Report and Accounts 2025/26	230	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk factors cont.

Reliance on IT systems
A failure of our information technology infrastructure could adversely impact our business and results of operations.
We rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure, including with the increasing use of AI to meet our business requirements.
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
We may be impacted by supply chain disruptions and shortages of materials, equipment, labour and other resources that are critical to our business operations, including the delivery of major projects. Such disruptions may be further exacerbated by geopolitical tensions including the effects of conflicts in the Middle East and Ukraine and also to other measures such as the imposition of tariffs by the US Federal Government. Long lead times for critical equipment, network components and replacement parts could restrict the availability and delay the construction, maintenance or repair of items that are needed to support our normal operations and may result in prolonged customer outages, which could in turn lead to unrecovered costs for such service interruptions. Demand for electric equipment is increasing due to utilities’ efforts to meet clean energy goals, planned capital expenditure projects and in order to prepare for more frequent extreme weather events at a time when manufacturing capacity and supply are decreasing.

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

National Grid plc Annual Report and Accounts 2025/26	231	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk factors cont.

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
The successful completion of any such project depends on, or could be affected by, a variety of factors, including:
effective procurement strategies and supplier relationships; availability of qualified construction personnel, both internal and contracted; changes in commodity and other prices, applicable tariffs, and/or availability of supplies, materials and equipment needed for undertaking such projects and maintaining assets once in use; governmental approvals and consents, permitting and planning; clarity in regulatory requirements and expectations, including open engagement with regulators, and relevant stakeholders (including planning authorities and communities)
throughout the planning, approval, investment and operational stages; changes in environmental, legislative and regulatory requirements; regulatory cost recovery; inflation, including of labour rates; increases in lead times; and
disruptions in supply chain distribution.

Delivery of ASTI projects awarded to National Grid in the UK will require an increase in the annual level of capital investment over the next decade. Our capacity to meet our commitments under the ASTI framework depends on a number of factors, including: the timely progression of awarded projects (including the planning stages and receipt of relevant approvals and consents); avoidance of significant supply chain disruptions and the continued availability of critical components; access to necessary labour and our ability to execute the relevant projects in line with regulatory standards and expectations.
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

National Grid plc Annual Report and Accounts 2025/26	232	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Internal control and risk factors cont.
Financial risks

Financing and liquidity
An inability to access capital markets on commercially acceptable terms could affect how we maintain and grow our businesses.
We have historically financed our growth through a combination of funding sources, including retained operating cash flows, use of scrip dividend programme and issuances of senior and hybrid debt securities. As part of our upgraded five-year financial framework, we anticipate making at least £70 billion of capital investments between
2025/26 and 2030/31, which we expect to finance through a package of funding sources that includes a combination of these sources of liquidity, as well as the net proceeds of the 2024 Rights Issue of around £7 billion, completed in June 2024. As further discussed below, reliance on these sources of liquidity can expose us to the risk of higher financing costs and the imposition of restrictions on our business.
Some of the debt we issue is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators, such as limits on debt to equity or regulatory asset values ratios, may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.
Financial markets can be subject to periods of volatility, including with respect to interest rates, and shortages of liquidity, for example as a result of unexpected political or economic events (such as the current conflicts in
Ukraine and the Middle East). If we were unable to access the capital markets or other sources of finance on commercially acceptable terms, our cost of financing may increase, and the manner in which we implement our strategy may need to be reassessed. Such events could have a material adverse impact on our business, results of operations and prospects.
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
Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the borrowing entity, restrictions on disposals and financial covenants, such as restrictions on the level of subsidiary indebtedness and minimum credit rating requirements.
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

National Grid plc Annual Report and Accounts 2025/26	233	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other disclosures

Index to Directors’ Report and other disclosures, as required under the Companies Act 2006
AGM	252	Events after the reporting period	252
Articles of Association	251	Financial instruments	174 – 175 and 217
Audit information	129 – 136	Future developments	12 – 13, 18 – 22
Board of Directors	91 – 93	Greenhouse gas emissions	27
Business model	12 – 13	Human rights	50 and 234
Change of control provisions	233	Important events affecting the Company during the year	14 – 15
Code of Ethics	233	Internal control	30
Unions	234	Internal control over financial reporting	226
Conflicts of interest	233	UK Listing Rule 6.6.1 R cross-reference table	235
Directors’ indemnity	234	Material interests in shares	253
Directors’ service contracts and letters of appointment	123	Political donations and expenditure	235
Directors’ share interests	119	Research, development and innovation activity	235
Diversity	99	Risk management	30 – 37
Dividends	250	Share capital	188 – 189
Change of control provisions
No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2026, the
Company had borrowing facilities of £6.2 billion available and loans of
£0.2 billion with a number of banks, which, on a change of control of the Company following a takeover bid, may alter or terminate. All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the
satisfaction of any performance conditions at that time. In the event of a change of control of the Company, a number of governmental and regulatory consents or approvals are likely to be required, arising from laws or regulations of the UK or the US. Such consents or approvals may also be required for acquisitions of equity securities that do not amount to a change of control.
No other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid are considered to be significant in terms of their potential impact on the business as a whole.
Code of Ethics
The Board has adopted a Code of Ethics. The Group’s Code of
Ethics is available on our website nationalgrid.com/about-us/our-
vision-and-values.
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
The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent directors. There is no requirement for a separate corporate governance committee in the UK. Under the Company’s corporate governance policies,
all Directors on the Board discuss and decide upon governance issues, and the People & Remuneration Committee makes
recommendations to the Board with regard to certain responsibilities of a corporate governance committee.
The NYSE rules require listed companies to adopt and disclose corporate governance guidelines. While the Company reports
compliance with the Code in each Annual Report and Accounts, the
UK requirements do not require the Company to adopt and disclose separate corporate governance guidelines.

National Grid plc Annual Report and Accounts 2025/26	234	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other disclosures cont.
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
The NYSE rules require a compensation committee composed
entirely of independent directors, and prescribe criteria to evaluate the independence of the committee’s members and its ability to engage external compensation advisors. While the Code prescribes different independence criteria, the Non-executive Directors on the
Company’s People & Remuneration Committee have each been
deemed independent by the Board under the NYSE rules. Although the evaluation criteria for appointment of external advisors differ under the Code, the People & Remuneration Committee is solely
responsible for the appointment, retention and termination of such advisors.
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
Unions
We recognise and negotiate with recognised unions in both the US and UK. It is our policy to maintain well-developed communications and consultation programmes with the Unions that represent our employees and there have been no material disruptions to our operations from labour disputes during the past four years. National
Grid believes that it can conduct its relationships with trade unions and employees in a satisfactory manner. Further details on the
Company’s colleagues can be found on page 47.
Human rights and modern slavery
As a responsible business, we take pride in treating all employees and those working on our behalf fairly to ensure that they thrive in a respectful, safe, and inclusive environment. Our commitment to maintaining the highest standards of ethical conduct is reflected in our robust policies and procedures.
Our Supplier Code of Conduct sets out our expectations for
respecting, protecting and promoting human rights. This aligns with the UN Guiding Principles on Business and Human Rights, the ten
Principles of the United Nations Global Compact (UNGC), the
International Labour Organization (ILO) core labour standards, the
Ethical Trading Initiative (ETI) Base Code, the UK Modern Slavery Act
2015, the US Victims of Trafficking and Violence Protection Act 2000,
the US Department of State Guiding Principles to Combat Human
Trafficking, and the requirements of the Living Wage Foundation for
UK suppliers. Additionally, our Supplier Code of Conduct adheres to
US wage and hour laws, such as the Fair Labor Standards Act. This code is reviewed, updated and communicated to our suppliers
annually to ensure continued collaboration and alignment with evolving best practice.
We have a global Human Rights Policy setting our commitment to respecting the rights of our workforce and those in our supply chains.
We also produce an annual Modern Slavery Statement that outlines the actions we take to assess potential risks in our wider operations and the steps taken to mitigate risks identified. This includes working collaboratively in our sector with non-government organisations including the Slave Free Alliance, Action Sustainability and the Supply
Chain Sustainability School, to build awareness and capability within our supply chain. We publish our Statement on the UK Home Office
Modern Slavery Statement Registry and encourage our UK suppliers to publish a modern slavery statement, regardless of whether they have a legal obligation to do so.
We have engaged with Churches, Charities and Local Authorities
(CCLA) Investment Management Limited, which established ‘Find it,
Fix it, Prevent it’ as a collaborative investor engagement programme with the aim of using investor leverage to help companies identify, address and prevent modern slavery in their supply chains. In 2025,
CCLA published their third FTSE 100 benchmarking report, and we have maintained an ‘Evolving Good Practices’ assessment.
As a signatory member of the UNGC, we participated in its Business and Human Rights Accelerator programme to increase our
awareness of key considerations in this area, while also gaining guidance on how an organisation can develop its strategy for managing any actual or potential risks associated with modern slavery.
Our people
Our employees are at the heart of what we do, which is why we participated in the 2025 Workforce Disclosure Initiative (WDI).
National Grid has completed the WDI survey for the past eight years and we continue to improve transparency and enhance our data year-on-year, obtaining a scorecard of 88% overall for our 2025 submission, above the utilities sector average.
In the UK, we are committed to paying our employees, trainees, and contractors working on our behalf at least the Real Living Wage, as determined by the Living Wage Foundation. In the US, we ensure that all our employees are paid above statutory minimums.
Our Global recruitment policy is designed to provide equal
opportunities, comply with local legislation, and guarantee that all employees have the appropriate rights to work.
For contingent workers we use employment agency partners for attracting temporary workers and uphold the same standards of employment that we offer our direct employees. Contract managers actively oversee these agencies, ensuring they meet our rigorous employment requirements, including relevant screenings, paying the
Real Living Wage in the UK and state legal minimum wage in the US, and adhering to the ‘employer pays’ principle, which is a commitment by employers to cover all costs associated with the recruitment of workers, rather than passing these costs on to the workers
themselves. This means that no employee should ever have to pay to become a temporary or permanent worker within our organisation or supply chain.
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
addressing potential labour issues in the industry. We promote the
Charter with our supply chain to provide them with a framework that can support their due diligence in their own value chain.

National Grid plc Annual Report and Accounts 2025/26	235	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other disclosures cont.
Unresolved SEC staff comments
There are no unresolved SEC staff comments required to be
reported.
Property, plant, equipment and borrowings
This information can be found in note 13 to the financial statements
(Property, plant and equipment) on page 168, and note 21
(Borrowings) on page 177. The Group does not have any
encumbrances on material operational assets. At present,
environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their operations. It is inherent in our business that assets may be affected by environmental issues, see risk factors included on page 229 on potentially harmful activities.
UK principal offices
In the UK, our core regulated businesses focus on electricity transmission and distribution.
–Owned office space: Bristol, Cardiff, Castle Donnington, Plymouth and Warwick.
–Leased office space: London.
US principal offices
In North America, our core regulated businesses focus on
transmission, distribution and retail of gas and electricity.
–Owned office space: Syracuse, Buffalo, Albany, Hicksville and
Melville in New York. Northborough in Massachusetts.
–Leased office space: Waltham and Boston in Massachusetts.
Brooklyn in New York.
UK Listing Rule 6.6.1 R cross-reference table
Information required to be disclosed by UK LR 6.6.1 R (starting on page indicated):

Interest capitalised	Page 158
Publication of unaudited financial information	Page 236
Details of long-term incentive schemes	Page 110
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director	Not applicable
Non-pre-emptive issues of equity for cash	Not applicable
Item (7) in relation to major subsidiary undertakings	None
Parent participation in a placing by a listed subsidiary	Not applicable

Contracts of significance	Page 235
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Page 253
Shareholder waivers of future dividends	Page 253
Agreements with controlling shareholders	Not applicable
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
The definitions of these terms in the Companies Act 2006 are very wide. As a result, this can cover bodies such as those concerned with policy review, law reform and the representation of the business community (for example, trade organisations). It could include special interest groups, such as those with environment interests, which the
Company and its subsidiaries might wish to support, even though these activities are not designed to support or influence support for a particular party. The Companies Act 2006 states that all-party parliamentary groups are not political organisations for these purposes, meaning the authority to be sought from shareholders is not relevant to interactions with such groups. The Company has no intention of changing its current practice of not making political donations or incurring political expenditure within the ordinary meaning of those words. This authority is, therefore, being sought to ensure that none of the Company’s activities inadvertently infringe these rules. National Grid made no political donations and did not incur any political expenditure during the year, as such terms are defined for the purposes of the Companies Act 2006 and the Political
Parties, Elections and Referendums Act 2000. However, in
accordance with applicable law, National Grid operates voluntary
Federal and New York State employee Political Action Committees
(PACs) that raise funds from certain eligible employees and contribute them to support political candidates in the United States, as set out in our Global Corporate Policy on Political Contributions. National Grid
US’s affiliated New York and federal PACs made political
contributions in the US totalling $60,800 during the year.
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
–In our business unit sections on pages 18 – 22.
–Within UK ET, we are working towards delivering up to £31 billion in our RIIO-T3 investment plan, acting as an engine for growth and powering the country through the shift to a cleaner economy.
–In UK ED, we added an additional 250MVA of capacity to our
distribution network and are on track to deliver an increase in capital investment of over £100 million.
–In US NY, we delivered approximately $4.6 billion in capital investment, up $440 million year over year, and remain on track against our $23 billion five-year capital framework. Under the approved KEDNY and KEDLI rate plans, we replaced over 220
miles of leak prone pipe to modernise gas infrastructure.
–In US NE, we invested $2.7 billion in 2025/26, $500 million more than last year, to deliver a smarter, stronger, cleaner electric grid and to ensure the safety and reliability of our gas system. One of the ways we improved reliability was by incorporating AI tools, such as AiDASH which uses satellite imagery and AI to predict and remove vegetation threats, reducing outages by nearly 30%.
–This year, NGV US announced the world’s first 100% hydrogen-
fuelled commercial linear generator at Northport power plant to demonstrate the capability of H2 generation with a small-scale pilot project.
Further examples of our innovation activity can be found in
performance against our strategic priorities on pages 16 and 17.
Investment in research and development during the year for the Group was £38 million (2024/25: £43 million). We only disclose directly incurred expenditure, and not those amounts our partners contribute to joint or collaborative projects. Collaborating across the industry has played a crucial role in our ability to develop new programmes and deliver value to our stakeholders throughout 2025/26.

National Grid plc Annual Report and Accounts 2025/26	236	Strategic Report	Corporate Governance	Financial Statements	Additional Information

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
We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s
APP and LTPP and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.
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
Alternative performance measures
Net revenue and underlying net revenue
‘Net revenue’ is revenue less pass-through costs, such as UK system balancing costs and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.
‘Underlying net revenue’ further adjusts net revenue to remove the impact of ‘timing’, i.e. the in‑year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances in
NGET and certain other adjustments).

Year ended 31 March 2026	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,898	(391)	2,507	77	2,584
UK Electricity Distribution	1,937	(184)	1,753	116	1,869
New England	4,174	(1,451)	2,723	(94)	2,629
New York	7,618	(3,113)	4,505	537	5,042
National Grid Ventures	1,098	—	1,098	—	1,098
Other	97	—	97	—	97
Sales between segments	(135)	—	(135)	—	(135)
Total	17,687	(5,139)	12,548	636	13,184

Year ended 31 March 2025	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,619	(455)	2,164	151	2,315
UK Electricity Distribution	2,424	(185)	2,239	(407)	1,832
UK Electricity System Operator	1,029	(1,217)	(188)	479	291
New England	4,306	(1,658)	2,648	(61)	2,587
New York	6,689	(2,487)	4,202	343	4,545
National Grid Ventures	1,397	—	1,397	—	1,397
Other	122	—	122	—	122
Sales between segments	(208)	—	(208)	—	(208)
Total	18,378	(6,002)	12,376	505	12,881

National Grid plc Annual Report and Accounts 2025/26	237	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.

Year ended 31 March 2024	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,735	(225)	2,510	(363)	2,147
UK Electricity Distribution	1,795	(233)	1,562	159	1,721
UK Electricity System Operator	3,788	(2,605)	1,183	(800)	383
New England	3,948	(1,653)	2,295	69	2,364
New York	6,094	(2,057)	4,037	20	4,057
National Grid Ventures	1,389	—	1,389	—	1,389
Other	244	—	244	—	244
Sales between segments	(143)	—	(143)	—	(143)
Total	19,850	(6,773)	13,077	(915)	12,162
Adjusted profit measures
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on pages 69 – 80 and reconciled below.
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
Underlying results – further adapts our adjusted results for continuing operations to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding certain totex-related allowances in NGET and adjustments or allowances for pension deficit contributions). For 2025/26, as highlighted below, our underlying results exclude £636 million (2024/25: £505 million) of timing differences, but did include $52 million (£39 million)
of major storm costs (net of in-year allowances and deductibles) as in the current year these did not exceed our $100 million threshold to be excluded from underlying results. In 2024/25, we incurred $110 million
(£87 million) of major storm costs (net of in‑year allowances) which were excluded from our underlying results. We expect to recover major storm costs incurred through regulatory mechanisms in the US.
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
Constant currency – the adjusted profit measures are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.
Reconciliation of statutory, adjusted and underlying profits from continuing operations at actual exchange rates

Year ended 31 March 2026	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,605	—	1,605	77	—	—	1,682
UK Electricity Distribution	1,122	—	1,122	116	—	—	1,238
New England	947	13	960	(94)	—	—	866
New York	1,184	(12)	1,172	537	—	—	1,709
National Grid Ventures	715	(388)	327	—	—	—	327
Other	(142)	—	(142)	—	—	—	(142)
Total operating profit	5,431	(387)	5,044	636	—	—	5,680
Net finance costs	(1,325)	54	(1,271)	—	—	—	(1,271)
Share of post-tax results of joint ventures and associates	76	—	76	—	—	—	76
Profit before tax	4,182	(333)	3,849	636	—	—	4,485
Tax	(939)	(16)	(955)	(168)	—	499	(624)
Profit after tax	3,243	(349)	2,894	468	—	499	3,861

National Grid plc Annual Report and Accounts 2025/26	238	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.

Year ended 31 March 2025	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,277	—	1,277	151	—	—	1,428
UK Electricity Distribution	1,598	12	1,610	(407)	—	—	1,203
UK Electricity System Operator	(213)	(151)	(364)	479	—	—	115
New England	1,008	(26)	982	(61)	3	—	924
New York	1,269	(246)	1,023	343	84	—	1,450
National Grid Ventures	5	375	380	—	—	—	380
Other	(10)	(133)	(143)	—	—	—	(143)
Total operating profit	4,934	(169)	4,765	505	87	—	5,357
Net finance costs	(1,357)	(4)	(1,361)	—	—	—	(1,361)
Share of post-tax results of joint ventures and associates	73	2	75	—	—	—	75
Profit before tax	3,650	(171)	3,479	505	87	—	4,071
Tax	(821)	(40)	(861)	(133)	(23)	401	(616)
Profit after tax	2,829	(211)	2,618	372	64	401	3,455

Year ended 31 March 2024	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,674	3	1,677	(363)	—	—	1,314
UK Electricity Distribution	975	18	993	159	—	—	1,152
UK Electricity System Operator	382	498	880	(800)	—	—	80
New England	641	2	643	69	90	—	802
New York	362	498	860	20	136	—	1,016
National Grid Ventures	558	(89)	469	—	—	—	469
Other	(117)	57	(60)	—	—	—	(60)
Total operating profit	4,475	987	5,462	(915)	226	—	4,773
Net finance costs	(1,464)	(15)	(1,479)	—	—	—	(1,479)
Share of post-tax results of joint ventures and associates	37	64	101	—	—	—	101
Profit before tax	3,048	1,036	4,084	(915)	226	—	3,395
Tax	(831)	(152)	(983)	227	(61)	302	(515)
Profit after tax	2,217	884	3,101	(688)	165	302	2,880
Reconciliation of adjusted and underlying earnings from continuing operations at constant currency

		At constant currency
	Adjusted at actual exchange rate £m	Constant currency adjustment £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
Year ended 31 March 2025
UK Electricity Transmission	1,277	—	1,277	151	—	—	1,428
UK Electricity Distribution	1,610	—	1,610	(407)	—	—	1,203
UK Electricity System Operator	(364)	—	(364)	479	—	—	115
New England	982	(57)	925	(57)	3	—	871
New York	1,023	(58)	965	323	79	—	1,367
National Grid Ventures	380	—	380	—	—	—	380
Other	(143)	—	(143)	—	—	—	(143)
Total operating profit	4,765	(115)	4,650	489	82	—	5,221
Net finance costs	(1,361)	53	(1,308)	—	—	—	(1,308)
Share of post-tax results of joint ventures and associates	75	(2)	73	—	—	—	73
Profit before tax	3,479	(64)	3,415	489	82	—	3,986
Tax	(861)	15	(846)	(130)	(20)	401	(595)
Profit after tax	2,618	(49)	2,569	359	62	401	3,391
Attributable to non-controlling interests	(3)	—	(3)	—	—	—	(3)
Earnings	2,615	(49)	2,566	359	62	401	3,388
Earnings per share (pence)	55.6	(1.1)	54.5	7.7	1.3	8.5	72.0

National Grid plc Annual Report and Accounts 2025/26	239	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.

		At constant currency
	Adjusted at actual exchange rate £m	Constant currency adjustment £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
Year ended 31 March 2024
UK Electricity Transmission	1,677	—	1,677	(363)	—	—	1,314
UK Electricity Distribution	993	—	993	159	—	—	1,152
UK Electricity System Operator	880	—	880	(800)	—	—	80
New England	643	(38)	605	65	84	—	754
New York	860	(52)	808	19	128	—	955
National Grid Ventures	469	(1)	468	—	—	—	468
Other	(60)	(1)	(61)	—	—	—	(61)
Total operating profit	5,462	(92)	5,370	(920)	212	—	4,662
Net finance costs	(1,479)	52	(1,427)	—	—	—	(1,427)
Share of post-tax results of joint ventures and associates	101	(2)	99	—	—	—	99
Profit before tax	4,084	(42)	4,042	(920)	212	—	3,334
Tax	(983)	10	(973)	227	(56)	302	(500)
Profit after tax	3,101	(32)	3,069	(693)	156	302	2,834
Attributable to non-controlling interests	(1)	—	(1)	—	—	—	(1)
Earnings	3,100	(32)	3,068	(693)	156	302	2,833
Earnings per share (pence)	77.7	(0.8)	76.9	(17.4)	3.9	7.6	71.0
Earnings per share calculations from continuing operations
The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures.

	Profit after tax £m	Non- controlling interest £m	Profit after tax attributable to shareholders £m	Weighted average number of shares millions	Earnings per share pence
Year ended 31 March 2026
Statutory	3,243	(2)	3,241	4,946	65.5
Adjusted	2,894	(2)	2,892	4,946	58.5
Underlying	3,861	(2)	3,859	4,946	78.0

	Profit after tax £m	Non- controlling interest £m	Profit after tax attributable to shareholders £m	Weighted average number of shares millions	Earnings per share pence
Year ended 31 March 2025
Statutory	2,829	(3)	2,826	4,707	60.0
Adjusted	2,618	(3)	2,615	4,707	55.6
Underlying	3,455	(3)	3,452	4,707	73.3
Underlying at constant currency	3,391	(3)	3,388	4,707	72.0

	Profit after tax £m	Non- controlling interest £m	Profit after tax attributable to shareholders £m	Weighted average number of shares millions	Earnings per share pence
Year ended 31 March 2024
Statutory	2,217	(1)	2,216	3,991	55.5
Adjusted	3,101	(1)	3,100	3,991	77.7
Underlying	2,880	(1)	2,879	3,991	72.1
Underlying at constant currency	2,834	(1)	2,833	3,991	71.0

National Grid plc Annual Report and Accounts 2025/26	240	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.
Timing and regulated revenue adjustments
As described on pages 220 – 225, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the prices we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences. If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over‑recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy-efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final. Timing differences tend to be short-term in nature (typically less than two years) and are applicable where existing regulatory recovery mechanisms are already in place, hence dependent on an operating company’s current rate plan or price control. Future revenue adjustments linked to mechanisms in rate plans that have not yet been agreed are not normally considered to be timing.
New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate of $1.34 for the year ended 31 March 2026.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Total £m
1 April 2025 opening balance[1]	9	118	—	(368)	301	60
(Under)/over-recovery	(77)	(116)	—	94	(537)	(636)
31 March 2026 closing balance to (recover)/return[2]	(68)	2	—	(274)	(236)	(576)

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Total £m
1 April 2024 opening balance[1]	160	(282)	941	(425)	624	1,018
(Under)/over-recovery	(151)	407	(479)	57	(323)	(489)
Disposal	—	—	(462)	—	—	(462)
31 March 2025 closing balance to return/(recover)[2]	9	125	—	(368)	301	67

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Total £m
1 April 2023 opening balance[1]	(213)	(124)	77	(360)	643	23
(Under)/over-recovery	363	(159)	800	(65)	(19)	920
31 March 2024 closing balance to return/(recover)[2]	150	(283)	877	(425)	624	943
1.Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in both the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK.
2.The closing balance at 31 March 2026 was £584 million under-recovered (translated at the closing rate of $1.32:£1). 31 March 2025 was £65 million over-recovered (translated at the closing rate of $1.29:£1). 31 March 2024 was £954 million over-recovered (including discontinued
operations and translated at the closing rate of $1.26:£1).
In addition to the (short-term) timing adjustments described above, other regulated revenue adjustments also exist. For example, as part of the RIIO price controls in the UK, outperformance against allowances as a result of the totex incentive mechanism, together with changes in output-related allowances included in the original price control, will almost always be adjusted in future revenue recoveries, typically starting in two years’ time. We also receive revenues in relation to certain costs incurred or expected to be incurred (for example pension deficit contributions), with differences between revenues received and cost incurred adjusted in future revenue recoveries, e.g. after a triennial actuarial pension funding valuation has been concluded. Our current IFRS revenues and earnings include these amounts that relate to certain costs incurred in prior years or that will need to be repaid or recovered in future periods. Such adjustments will form an important part of the continuing difference between reported IFRS results and underlying economic performance based on our regulatory obligations. In the US, accumulated regulatory entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs. All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities.

National Grid plc Annual Report and Accounts 2025/26	241	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.
Capital investment at constant currency
Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

Year ended 31 March	At actual exchange rates			At constant currency
	2026	2025	change	2026	2025	change
	£m	£m		£m	£m
UK Electricity Transmission	4,372	2,999	46%	4,372	2,999	46%
UK Electricity Distribution	1,617	1,426	13%	1,617	1,426	13%
New England	2,043	1,751	17%	2,043	1,650	24%
New York	3,428	3,289	4%	3,428	3,101	11%
Capital investment (regulated networks)	11,460	9,465	21%	11,460	9,176	25%
National Grid Ventures	109	378	(71%)	109	362	(70%)
Other	7	4	75%	7	4	75%
Group capital investment – total	11,576	9,847	18%	11,576	9,542	21%
Capital expenditure
Capital expenditure (for the purposes of measuring green capex aligned to the EU Taxonomy) comprises additions to property, plant and equipment and intangible assets, but excludes capital prepayments and equity contributions to joint ventures and associates during the period.

	2026	2025
	£m	£m
Asset type:
Property, plant and equipment	9,924	8,894
Non-current intangible assets	693	478
Transfers from prepayments	501	87
Group capital expenditure	11,118	9,459
Equity investments in joint ventures and associates	27	116
Capital expenditure prepayments	932	359
Transfers to capital expenditure additions	(501)	(87)
Group capital investment	11,576	9,847
Net debt
See note 29 of the financial statements on page 190 for the definition and reconciliation of net debt.
Funds from operations and interest cover
FFO are the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.

	2026	2025¹	2024¹
Year ended 31 March	£m	£m	£m
Interest expense (income statement)	1,649	1,810	1,723
Hybrid interest reclassified as dividend	(13)	(37)	(38)
Capitalised interest	424	294	251
Pensions interest adjustment	12	13	9
Unwinding of discount on provisions	(123)	(130)	(102)
Pension interest	—	—	94
Adjusted interest expense	1,949	1,950	1,937
Net cash inflow from operating activities	7,829	6,808	6,939
Interest received on financial instruments	231	332	148
Interest paid on financial instruments	(1,932)	(1,920)	(1,627)
Dividends received	105	126	176
Working capital adjustment	(632)	(104)	49
Excess employer pension contributions	16	26	27
Hybrid interest reclassified as dividend	13	37	38
Add back accretions	168	152	208
Difference in net interest expense in income statement to cash flow	14	(45)	(253)
Difference in current tax in income statement to cash flow	186	145	(24)
Current tax related to prior periods	(172)	—	—
Funds from operations (FFO)	5,826	5,557	5,681
FFO interest cover ((FFO + adjusted interest expense)/ adjusted interest expense)	4.0x	3.8x	3.9x
1.Numbers for 2025 and 2024 reflect the calculations for the total Group as based on the published accounts for the respective years.

National Grid plc Annual Report and Accounts 2025/26	242	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.
Funds from operations/adjusted net debt and retained cash flow/adjusted net debt
FFO/adjusted net debt and RCF/adjusted net debt are credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating.

	2026	2025[1]	2024[1]
Year ended 31 March	£m	£m	£m
Funds from operations (FFO)	5,826	5,557	5,681
Hybrid interest reclassified as dividend	(13)	(37)	(38)
Ordinary dividends paid to shareholders	(1,623)	(1,529)	(1,718)
RCF	4,190	3,991	3,925
Borrowings	46,755	47,539	47,072
Less:
50% hybrid debt	(328)	(814)	(1,034)
Cash and cash equivalents	(375)	(1,178)	(578)
Financial and other investments	(1,370)	(5,156)	(3,084)
Underfunded pension obligations	237	247	266
Borrowings in held for sale	—	—	13
Collateral – cash received under collateral agreements[2]	—	—	—
Adjusted net debt (includes pension deficit)	44,919	40,638	42,655
FFO/adjusted net debt	13.0%	13.7%	13.3%
RCF/adjusted net debt	9.3%	9.8%	9.2%
1.Numbers for 2025 and 2024 reflect the calculations for the total Group as based on the published accounts for that year.
2.Below agency threshold to adjust in 2026, 2025 and 2024.
Regulatory performance measures
Regulated financial performance – UK
Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate
Group RoE.
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
For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.
UK Electricity Transmission

	2026	2025	2024
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,605	1,277	1,677
Movement in regulatory ‘IOUs’	278	256	(363)
UK regulatory notional deferred taxation adjustment	276	238	219
RAV indexation – 2% CPIH long-run inflation	410	368	343
Regulatory vs IFRS depreciation difference	(622)	(575)	(553)
Fast money/other	(435)	(261)	(119)
Pensions	—	—	(2)
Performance RAV created	76	65	68
Regulated financial performance	1,588	1,368	1,270
UK Electricity Distribution

	2026	2025	2024
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,122	1,610	993
Less non-regulated profits	(11)	(7)	(8)
Movement in regulatory ‘IOUs’	131	(417)	158
UK regulatory notional deferred taxation adjustment	36	15	38
RAV indexation – 2% CPIH long-run inflation	245	230	216
Regulatory vs IFRS depreciation difference	(551)	(547)	(555)
Fast money/other	(72)	(46)	(36)
Performance RAV created	5	(1)	50
Regulated financial performance	905	837	856
UK Electricity System Operator

	2026	2025	2024
Year ended 31 March	£m	£m	£m
Adjusted operating profit	—	(364)	880
Movement in regulatory ‘IOUs’	—	479	(800)
UK regulatory notional deferred taxation adjustment	—	3	2
RAV indexation – 2% CPIH long-run inflation	—	9	7
Regulatory vs IFRS depreciation difference	—	(50)	(19)
Fast money/other	—	(44)	(29)
Regulated financial performance	—	33	41

National Grid plc Annual Report and Accounts 2025/26	243	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.
Regulated financial performance – US
New England

	2026	2025	2024
Year ended 31 March	£m	£m	£m
Adjusted operating profit	960	982	643
Major storm costs	—	3	90
Timing	(94)	(61)	69
US GAAP pension adjustment and other[1]	79	60	29
Regulated financial performance	945	984	831
1.£2 million unfavourable COVID-19 bad debt provision adjustment included in 2025 other.
New York

	2026	2025	2024
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,172	1,023	860
Provision for bad and doubtful debts (COVID-19), net of recoveries[1]	(37)	(47)	(34)
Major storm costs	—	84	136
Timing	537	343	20
US GAAP pension adjustment	43	48	42
Regulated financial performance	1,715	1,451	1,024
1.New York financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related provisions for bad and doubtful debts.
Total regulated financial performance

	2026	2025	2024
Year ended 31 March	£m	£m	£m
UK Electricity Transmission	1,588	1,368	1,270
UK Electricity Distribution	905	837	856
UK Electricity System Operator	—	33	41
New England	945	984	831
New York	1,715	1,451	1,024
Total regulated financial performance	5,153	4,673	4,022
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
operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of operating costs versus fixed asset additions and the regulatory classification.

National Grid plc Annual Report and Accounts 2025/26	244	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.
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
‘Total regulated and other balances’ for NGV and other businesses includes assets and liabilities as measured under IFRS, but excludes certain assets and liabilities such as pensions, tax, net debt and goodwill.

Year ended 31 March (£m at constant currency)	RAV, rate base or other business assets		Total regulated and other balances
	2026	2025¹	2026[2,3]	2025[1,2,3]
	£m	£m	£m	£m
UK Electricity Transmission	23,847	20,525	23,786	20,186
UK Electricity Distribution	13,139	12,254	13,026	12,010
New England	10,289	9,198	12,059	11,060
New York	19,163	17,496	21,840	19,281
Total regulated	66,438	59,473	70,711	62,537
National Grid Ventures and other business balances	5,545	7,266	3,955	6,477
Total Group regulated and other balances	71,983	66,739	74,666	69,014
1.Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for segmental reorganisation, opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.
2.Includes totex-related regulatory IOUs of £105 million (2025: £250 million) and under-recovered timing balances of £568 million (2025:
£62 million over-recovered).
3.Includes assets for construction work-in-progress of £3,084 million (2025: £2,528 million), other regulatory assets related to timing and other cost deferrals of £1,230 million (2025: £1,113 million) and net working capital assets of £134 million (2025: £95 million net working capital assets).
New England and New York rate base and other total regulated and other balances for 31 March 2025 have been re-presented in the table above at constant currency. At actual currency the values were
£11.3 billion and £19.8 billion respectively.
Group RoE
Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non‑controlling interests. We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in APP and LTPP incentive mechanisms for
Executive members. Group RoE is underpinned by our regulated asset base. Goodwill and indefinite-lived intangible assets are amortised in the denominator over 20 years, to reflect the estimated period over which the value related to the premium paid on acquisition would be realised. For the reasons noted
above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.
Calculation: Regulatory financial performance including a long-run inflation assumption (2% CPIH for
RIIO-2), less adjusted interest and adjusted taxation divided by equity investment in assets:
–adjusted interest removes accretions above long-run inflation rates, interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions;
–adjusted taxation adjusts the Group taxation charge (before exceptional items and remeasurements) for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and
–equity investment in assets is calculated as opening UK RAV, opening US rate base, goodwill and indefinite-lived intangibles (adjusted for ‘asset swap’ transactions and the ‘value realisation’ of goodwill over 20 years), plus opening net book value of NGV and other activities (excluding certain pensions, tax and commodities balances) and our share of JVs and associates, minus opening net debt as reported under IFRS restated to the weighted average sterling–dollar exchange rate for the year.

National Grid plc Annual Report and Accounts 2025/26	245	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.

Year ended 31 March	2026	2025	2024
	£m	£m	£m
Regulated financial performance	5,153	4,673	4,022
Operating profit of other activities – continuing and discontinued operations	231	275	467
Group financial performance	5,384	4,948	4,489
Share of post-tax results of joint ventures and associates[1]	76	100	174
Non-controlling interests	(2)	(3)	(1)
Adjusted total Group interest charge (including discontinued)	(1,633)	(1,590)	(1,613)
Total Group tax charge (including discontinued)	(955)	(861)	(983)
Tax on adjustments	(4)	8	270
Total Group financial performance after interest and tax	2,866	2,602	2,336

Opening rate base/RAV	59,071	55,326	50,806
Opening other balances	7,212	8,223	7,973
Opening RAV, rate base and other balances	66,283	63,549	58,779
Opening goodwill	11,145	11,430	11,444
Opening goodwill adjustment (realisation of value over 20 years)	(4,599)	(4,441)	(4,053)
Opening strategic pivot (asset swap) adjustment[2]	(3,387)	(3,450)	(3,464)
Opening capital employed	69,442	67,088	62,706
Opening net debt	(40,343)	(43,509)	(40,505)
Rights Issue adjustment (£6.8 billion net proceeds pro-rated from June 2024)	—	5,471	—
Opening equity	29,099	29,050	22,201
Group RoE	9.8%	9.0%	10.5%
1.2026 includes £nil (2025: £25 million; 2024: £73 million) in respect of the Group’s minority interest in National Gas Transmission, which was fully divested during 2024/25.
2.The regulatory gains on disposal of NECO and UK Gas Transmission (proceeds received less RAV, rate base and other related balances used to calculate the Group RoE denominator) deducted against IFRS goodwill and indefinite-lived intangibles recognised on acquisition of NGED. For this metric, the purchase of NGED and sales of NECO and UK Gas Transmission were deemed to be linked transactions with the opening equity reflecting the impact of these as asset swaps rather than as unrelated transactions.
Group RoE three-year average calculation
The Group RoE metrics for each of the years 2025/26, 2024/25 and 2023/24 are provided in the table above, resulting in a historical three-year average Group RoE of 9.8% (2025: 11.0%).
UK and US regulated RoE

Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
		2026	2025	2026	2025
		%	%	%	%
UK Electricity Transmission	55/45	8.2	8.3	7.2	7.3
UK Electricity Distribution	60/40	8.1	7.9	7.6	7.7
New England	Avg. 45/55	9.2	9.1	9.6	9.9
New York	Avg. 52/48	9.0	8.7	9.4	9.2
UK businesses’ regulated RoEs
UK regulated businesses’ RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that inflation is equal to a long-run assumption of 2% CPIH under RIIO-2.
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
The table below shows the principal differences between the IFRS result of the New England and
New York segments, and the ‘returns’ used to derive their respective US jurisdictional RoEs. In outlining these differences, we also include the aggregated business results under US GAAP for New England and New York jurisdictions.

National Grid plc Annual Report and Accounts 2025/26	246	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.
In respect of 2024/25 and 2023/24, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP for the New England and
New York jurisdictions respectively. For 2025/26, this measure represents our current estimate, since local financial statements have yet to be prepared.

	2026	2025	2024
	£m	£m	£m
Underlying IFRS operating profit for New England segment	866	924	802
Underlying IFRS operating profit for New York segment	1,709	1,450	1,016
Weighted average £/$ exchange rate	$1.343	$1.266	$1.262

	New England			New York
	2026	2025	2024	2026	2025	2024
	$m	$m	$m	$m	$m	$m
Underlying IFRS operating profit for US segments	1,164	1,170	1,013	2,296	1,836	1,283
Adjustments to convert to US GAAP as applied in our US OpCo entities
Adjustment in respect of customer contributions	(31)	(30)	(29)	(44)	(51)	(37)
Pension accounting differences[1]	108	78	43	59	61	63
Environmental charges recorded under US GAAP	11	5	10	(140)	(144)	21
Storm costs and recoveries recorded under US GAAP	(98)	(59)	(56)	57	(7)	6
Other regulatory deferrals, amortisation and other items	(402)	(314)	(139)	(833)	(518)	(155)
Results for US regulated OpCo entities, aggregated under US GAAP[2]	752	850	842	1,395	1,177	1,181
Adjustments to determine regulatory operating profit used in US RoE
Levelisation of rate increases	—	—	—	184	196	—
FERC RoE order[3]	157	—	—	—	—	—
Net other	116	96	14	157	178	151
Regulatory operating profit	1,025	946	856	1,736	1,551	1,332
Pensions[1]	95	70	60	308	169	159
Regulatory interest charge	(241)	(219)	(199)	(588)	(459)	(374)
Regulatory tax charge	(240)	(218)	(196)	(404)	(351)	(305)
Regulatory earnings used to determine US RoE	639	579	521	1,052	910	812
1.An element of the pensions charge is reported outside operating profit under US GAAP.
2.Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
3.The US GAAP impact of the FERC rate order in March 2026 is not included in New England’s reported RoE for 2025/26 (as our US RoEs are a measure of our current year performance against current year allowances) and the FERC rate order relates to complaints filed against
FERC allowed RoE rates dating back to 2011 in relation to reductions in historical years’ revenues. The impact of lower rates did not have a significant impact as applied to current year allowed revenues.
In addition to the regulatory earnings used to determine US RoE, our US regulated businesses also earn a return on assets outside of rate base (principally construction work-in-progress) of $2.3 billion (2025:
$2.5 billion) in New England and $3.5 billion (2025: $2.4 billion) in New York. In 2025/26, this additional return amounted to $77 million (2025: $75 million) in New England and $153 million (2025: $118 million)
in New York. The aggregate of regulatory earnings used to determine US RoE and the return on assets outside of rate base for the year was $716 million (2025: $654 million) for New England and $1,205 million
(2025: $1,029 million) for New York.

	New England			New York
	2026	2025	2024	2026	2025	2024
	$m	$m	$m	$m	$m	$m
Average US equity base	6,988	6,352	5,645	11,637	10,512	9,517
US jurisdiction RoE	9.2%	9.1%	9.2%	9.0%	8.7%	8.5%
Information on differences between IFRS and regulatory balances
There are certain significant assets and liabilities included in our IFRS balance sheet, which are treated differently in the analysis below and to which we draw readers’ attention. Our UK OpCo RAVs are different to the IFRS carrying value of PP&E and intangibles in these entities. For example, the annual indexation
(inflationary uplift) adjustment applied to RAV compared with the IFRS value of these assets (which are held at amortised cost), borrowing costs included as part of capital investment under IFRS are not added to RAV but are recovered by means of a ‘cost of debt allowance’ in allowed regulatory revenues, additions to RAV are based on a ‘slow money’ capitalisation percentage (set by the regulator) which is then applied to ‘totex’ (i.e. capex plus opex) or in the case of UK ED, the result of acquisition fair value adjustments
(where PP&E at acquisition has been valued above RAV). In addition, under IFRS we recognise liabilities in respect of US environmental remediation costs, and pension and OPEB costs. For regulatory purposes, these are not shown as obligations because we are entitled to full recovery of costs through our existing rate plans. The impact of US tax reform in 2017/18 which resulted in a reduction in IFRS deferred tax liabilities, and from a regulatory perspective remains as a future obligation, results in a regulatory liability within US rate base. Regulatory IOUs which reflect net over- or under-recoveries compared with our regulatory allowances are treated within this table as obligations (or rights) but do not qualify for recognition as liabilities (or assets) under IFRS.

National Grid plc Annual Report and Accounts 2025/26	247	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Other unaudited financial information cont.
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
Regulated asset growth is the annual percentage increase in our RAV and US rate base (calculated at constant currency), but does not include other non-regulated business balances.

	2025/26
£m	31 March 2026	Sale of Grain LNG and NG Renewables	31 March 2025	Increase	Asset growth
UK RAV	36,986	—	32,779	4,207	12.8%
US rate base	29,452	—	26,694	2,758	10.3%
Total RAV and rate base (used to calculate regulated asset growth)	66,438	—	59,473	6,965	11.7%
National Grid Ventures and other	5,545	(2,032)	7,266	311	4.3%
Total assets (used to calculate asset growth)	71,983	(2,032)	66,739	7,276	10.9%
For 2025/26, asset growth was 10.9% and regulated asset growth was 11.7%, which excludes the impact of the reduction in assets from the sales of NG Renewables and Grain LNG during the year
(2024/25: excluding the reduction in RAV as a result of the sale of the UK Electricity System Operator business, based on an estimated RAV value at the date of disposal).

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
Regulatory gearing
Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and UK other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2025 are presented at historical exchange rates and have not been restated for opening balance adjustments.

	2026	2025
As at 31 March	£m	£m
UK RAV	36,986	32,805
US rate base	29,452	27,345
Other invested capital included in gearing calculation	5,545	7,352
Total assets included in gearing calculation	71,983	67,502
Net debt (including 100% of hybrid debt and held for sale)	(44,160)	(41,316)	change
Group gearing (based on 100% of net debt including held for sale)	61%	61%	—% pts
Group gearing (excluding 50% of hybrid debt from net debt) including held for sale	61%	60%	1% pts
Cash flow statement used in credit metric calculation
The table below re-analyses our IFRS operating cash flows for the purposes of facilitating calculation of certain measures of credit worthiness – being RCF/adjusted net debt and FFO/adjusted net debt as described on pages 241 and 242. The differences between this table and the consolidated cash flow statement relate to the disaggregation of cash flows relating to items considered ‘exceptional’ as described in note 5, as explained within the footnotes below:

		2026	2025	2024
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	5,431	4,934	4,475
Adjustments for:
Exceptional items and remeasurements	5	(387)	(169)	987
Other fair value movements		(31)	66	(16)
Depreciation, amortisation and impairment		2,247	2,175	2,061
Share-based payments		45	37	37
Changes in working capital		759	104	(49)
Changes in provisions		(127)	10	(154)
Changes in pensions and other post-retirement benefit obligations		(31)	(90)	31
Cash flows relating to exceptional items		(45)	(76)	(91)
Cash generated from operations – continuing operations		7,861	6,991	7,281
Tax paid		(32)	(183)	(342)
Net cash inflow from operating activities – continuing operations		7,829	6,808	6,939

National Grid plc Annual Report and Accounts 2025/26	248	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Commentary on consolidated financial statements for the year ended 31 March 2025

In compliance with SEC rules, we present a summarised analysis of movements in the income statement and an analysis of movements in adjusted operating profit (for the continuing Group) by operating segment. This should be read in conjunction with the 31 March 2025 Financial review included on pages 69 – 84.

Analysis of the income statement for the year ended 31 March 2025
Revenue
Revenue from continuing operations for the year ended 31 March 2025 decreased by £1,472 million to £18,378 million. Lower revenues were primarily the result of £771 million lower pass-through costs and a timing under-recovery of £505 million compared with an over-recovery of £915 million in the prior year.
This mostly related to the UK Electricity System Operator business sold mid-year and also US commodity pass-through costs in New York and New England. Underlying net revenues increased £719 million driven by increased rates and higher returns on our investment in our regulated businesses.
Operating costs
Operating costs from continuing activities for the year ended 31 March 2025 of £13,613 million were
£787 million lower than prior year. This decrease in costs excluded exceptional items and remeasurements impacts, discussed below. Operating costs were driven by lower UK Electricity System Operator balancing service pass-through costs down £1,343 million (business was sold mid-way through 2024/25) partly offset by increased gas and electricity purchases (mostly on behalf of our US customers, which are pass-
through in nature) up £324 million. Higher depreciation as a result of continued asset investment was up £114 million compared with 2023/24.
Net finance costs
Net finance costs (excluding remeasurements) for 2024/25 were £1,361 million, down from
£1,479 million in the prior year, driven by the Rights Issue in June 2024, which raised net proceeds of £6.8 billion. The beneficial impact of this was partly offset by outflows for higher levels of capital investment and higher interest rates on new borrowings, partly mitigated by higher levels of capitalised interest compared with 2023/24.
Tax
The tax charge on profits before exceptional items and remeasurements of £861 million was £122 million lower than 2023/24. This was primarily driven by lower taxable profits (principally related to a £1.3 billion year-on-year adverse timing swing in our UK Electricity System Operator business which was sold during 2024/25).
Exceptional items and remeasurements
Exceptional items in 2024/25 included £146 million of credits for environmental provisions (2023/24:
£496 million charge), a £151 million partial reversal of a £498 million provision made in 2023/24 for the return of over-collected revenues related to UK electricity balancing costs, a £187 million gain on disposal of our UK Electricity System Operator business; and a £303 million impairment of our Community Offshore
Wind joint venture. Transaction, separation and integration costs increased to £65 million from £44 million in 2023/24. Major transformation costs of £74 million were incurred in 2024/25. In 2023/24, exceptional items included £92 million of gains related to insurance recoveries related to a fire and £65 million of costs relating to our cost efficiency programme that ended in 2023/24.
Remeasurement gains of £127 million were recognised on commodity contracts in 2024/25 compared with gains of £24 million in 2023/24.
Finance costs for the year ended 31 March 2025 included a net gain of £4 million on financial remeasurements of derivative financial instruments and financial assets at fair value through profit or loss, compared to a net gain of £15 million on financial remeasurements in 2023/24.
Joint ventures and associates
Share of post-tax results of joint ventures and associates before exceptional items for 2024/25 were
£75 million compared with £101 million in 2023/24, principally due to lower revenues in our BritNed interconnector joint venture in the UK, mostly reflecting lower auction prices. Joint ventures and associates’ share of remeasurement losses were £2 million compared with £64 million in 2023/24.
Profit after tax from discontinued operations
On 26 September 2024, we sold our residual 20% interest in National Gas Transmission for proceeds of £686 million, that resulted in a gain on disposal after transaction costs of £25 million. The Group did not apply equity accounting to this asset held for sale since 31 January 2023 (the date of sale of our
60% interest), which resulted in no profits being recognised from that date onwards.
Adjusted earnings and EPS from continuing operations
Adjusted earnings and adjusted EPS, which exclude exceptional items and remeasurements, are provided to reflect the Group’s results on an ‘adjusted profit’ basis, described further in note 8. See page 163 for a reconciliation of adjusted basic EPS to EPS.
The above earnings performance translated into adjusted EPS in 2024/25 of 55.6p, compared with 77.7p in 2023/24. Including discontinued operations, adjusted EPS in 2024/25 of 55.6p, compared with 78.0p in 2023/24.
Exchange rates
Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate.
The table below shows the average and closing exchange rates of sterling to US dollars.

	2024/25	2023/24	% change
Weighted average (income statement)	1.27	1.26	—%
Year end (statement of financial position)	1.29	1.26	2%
The movement in foreign exchange during 2024/25 has resulted in a £34 million decrease in revenue, a
£4 million decrease in adjusted operating profit and a £5 million decrease in underlying operating profit.

National Grid plc Annual Report and Accounts 2025/26	249	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Commentary on consolidated financial statements cont. for the year ended 31 March 2025
Analysis of the adjusted operating profit by segment for the year ended
31 March 2025
UK Electricity Transmission
For 2024/25, revenue in the UK Electricity Transmission segment decreased by £116 million to £2,619 million and adjusted operating profit decreased by £400 million to £1,277 million. Revenue was lower due to adverse timing, driven by a higher return prior year balances. Regulated controllable costs including pensions were higher from inflation and workload increases mostly offset by efficiency savings. The increase in depreciation and amortisation is a result of having higher asset base and asset commissioning.
Capital investment increased by £1,087 million compared with 2023/24 to £2,999 million primarily due to the ASTI projects (including capacity payments to secure the supply chain), and customer connections.
UK Electricity Distribution
For 2024/25 revenue in UK Electricity Distribution segment increased by £629 million and adjusted operating profit increased by £617 million to £1,610 million. Revenue was higher due to favourable timing, driven by a higher inflation true-up and volume related over-recoveries. Regulated controllable costs including pensions were higher due to inflationary and workload increases, partly offset by efficiencies. Other costs were higher, primarily due to Storm Darragh related costs.
Capital investment for the period 2024/25 was £1,426 million, an increase of £179 million from
2023/24 due to additional asset replacement and refurbishment, growth in connections and higher reinforcement works.
UK Electricity System Operator
This business was purchased by the UK Government on 1 October 2024, resulting in only six months’
ownership in 2024/25 compared with the previous year. For 2024/25, revenue in the UK Electricity
System Operator segment decreased by £2,759 million to £1,029 million principally as a result of lower pass-through costs and the mid-year disposal. Net underlying revenue was £92 million lower driven by a shorter ownership period, partly offset by recovery of Future System Operator costs. Timing was
£1,279 million adverse compared with 2023/24, related to BSUoS over-collections in the comparative period and the subsequent return of these during 2024/25. Regulated controllable costs including pensions were £64 million higher due to higher volume of work under RIIO-2 and additional NESO costs ahead of separation. Depreciation and amortisation was £61 million lower due to the business being classified as ‘held for sale’.
Capital investment was £nil in 2024/25 compared to £85 million in 2023/24 as a result of the business being classified as HFS and therefore only seven months of capital investment is included for the comparative year.
New England
Revenue in the New England segment increased by £358 million to £4,306 million. Adjusted operating profit increased by £339 million to £982 million. Underlying net revenue increased by £223 million principally reflecting increased rate case increments in Massachusetts Gas and Massachusetts Electric and the impact of capital trackers (GSEP and GridMod). Regulated controllable costs increased by
£5 million with inflation and increased workload largely offset by efficiency savings. Provisions for bad and doubtful debts were £17 million lower as a result of higher accounts receivable cash recoveries.
Depreciation and amortisation was £49 million higher as a result of increased capital investment.
Other costs were £37 million lower due to a reduced impact from deferrable storm costs, partly offset by investment-related expense, property taxes and customer-funded works, and no repeat of the benefit of a gain on a pension buyout in 2023/24.
Capital investment increased by £78 million to £1,751 million primarily due to higher electric capital investment driven by asset conditioning and Advanced Metering Infrastructure (AMI) spend.
New York
Revenue in the New York segment increased by £595 million to £6,689 million. Adjusted operating profit increased by £163 million to £1,023 million. Underlying net revenue increased by £488 million predominately driven by increased rates in KEDNY/KEDLI and in NIMO. Regulated controllable costs were lower mainly due to workload and inflation increases being more than offset by cost efficiency savings. Provisions for bad and doubtful debts increased by £45 million, driven by increased receivables, in line with revenue increases. Depreciation and amortisation increased due to the growth in assets.
Other costs (on an underlying basis) decreased due to lower environmental costs, partially offset by higher property taxes, driven by a higher asset base. Major storm costs were £52 million lower, but still above our threshold to be excluded from underlying results.
Capital investment increased by £635 million to £3,289 million, due to a step up in gas capital investment in KEDNY and KEDLI following increases approved in the rate case (mains replacement and other mandated works) and along with higher electric investment in NIMO driven by the Climate Leadership and Community Protection Act programme spend, in addition to higher AMI investment.
National Grid Ventures (NGV)
Revenue in the NGV segment increased by £8 million to £1,397 million. Adjusted operating profit decreased by £89 million, as a result of lower UK interconnector performance and fewer renewable projects being sold to our Emerald joint venture in the US.
Capital investment in NGV was £284 million lower than 2023/24 after completing Viking Link in the comparative year along with no investment in NG Renewables or Grain LNG following the classification of those businesses as ‘held for sale’ in 2023/24.
Other activities
In 2024/25, adjusted operating loss (including corporate costs) increased by £83 million to a £143 million loss, primarily driven by higher fair value losses within our NG Partners portfolio and lower captive insurance profits.

National Grid plc Annual Report and Accounts 2025/26	250	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Shareholder information
Equiniti
For queries about ordinary shares:

Visit eq.shareview.co.uk/help for information regarding your shareholding (from here you will also be able to email a query securely).

0800 169 7775
This is a Freephone number from landlines within the UK;
mobile costs may vary. Lines are open 8:30am to
5:30pm, Monday to Friday, excluding public holidays.
If calling from outside the UK: +44 (0) 800 169 7775. Calls
from outside the UK will be charged at the applicable
international rate.

National Grid Share Register Equiniti, Highdown House, Yeoman Way, Worthing, BN99 6DA
The Bank of New York Mellon
For queries about ADSs:

1-888-269-2377 If calling from outside the US: +1-201-680-6825

computershare.com/investor Email: shrrelations@cpushareownerservices.com
BNY Shareowner Services P.O. Box 43006 Providence RI 02940-3078
Further information about National Grid, including share price and interactive tools, can be found on our website nationalgrid.com/
investors
Beware of share fraud
Investment scams are often sophisticated and difficult to spot.
Shareholders are advised to be wary of any unsolicited advice or offers, whether over the telephone, through the post or by email. If you receive any unsolicited communication, please check that the company or person contacting you is properly authorised by the
Financial Conduct Authority (FCA) before getting involved. Be
ScamSmart and visit fca.org.uk/consumers/protect-yourself-scams.
You can report calls from unauthorised firms to the FCA by calling
0800 111 6768.
Financial calendar
The following dates have been announced or are indicative:

14 May 2026	2025/26 full-year results
28 May 2026	Ex-dividend date for 2025/26 final dividend – ordinary shares
29 May 2026	Ex-dividend date for 2025/26 final dividend – ADRs
29 May 2026	Record date for 2025/26 final dividend
4 June 2026	Scrip reference price announced for 2025/26 final dividend
15 June 2026 (5:00 pm EDT)	Scrip election date for 2025/26 final dividend – ADRs
18 June 2026 (5.00 pm BST)	Scrip election date for 2025/26 final dividend – ordinary shares
14 July 2026	2026 AGM
23 July 2026	2025/26 final dividend paid to qualifying shareholders
05 November 2026	2026/27 half-year results
19 November 2026	Ex-dividend date for 2026/27 interim dividend – ordinary shares
20 November 2026	Ex-dividend date for 2026/27 interim dividend – ADRs
20 November 2026	Record date for 2026/27 interim dividend
26 November 2026	Scrip reference price announced for 2026/27 interim dividend
07 December 2026 (5:00 pm EST)	Scrip election date for 2026/27 interim dividend – ADRs
10 December 2026 (5.00 pm GMT)	Scrip election date for 2026/27 interim dividend – ordinary shares
12 January 2027	2026/27 interim dividend paid to qualifying shareholders
Dividends
The Directors are recommending a final dividend of 32.14 pence per ordinary share ($2.1738 per ADS) to be paid on 23 July 2026 to shareholders on the register as at 29 May 2026. Further details on dividend payments can be found on page 164. If you live outside the
UK, you may be able to request that your dividend payments are converted into your local currency.
Under the Deposit agreement, a fee of up to $0.05 per ADS can be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the
2025/26 final dividend will be charged a fee of $0.02 per ADS by the
Depositary prior to the distribution of the cash dividend.
Chequeless dividends: Since August 2022, all National Grid
dividends will be paid directly into bank or building society accounts for ordinary shareholders. Please make sure you have completed and returned a bank mandate form.
Benefits include the following:
–your dividend reaches your account on the payment day;
–it is a more efficient and secure way of receiving your payment;
and
–it helps reduce the volume of paper in dividend mailing.
Scrip dividends – elect to receive your dividends as additional shares: Join our Scrip Dividend Scheme; no stamp duty or
commission to pay. Further information can be found on our website
nationalgrid.com/investors/shareholder-information/dividends/scrip-
dividend-scheme
Electronic communications
Please register at shareview.co.uk. It only takes a few minutes to register – just have your 11-digit Shareholder Reference Number to hand. You will be sent an Activation Code to complete registration.
Once you have registered, you can elect to receive your shareholder communications electronically.
Registered office
National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales No. 4031152, with its registered office at 1–3 Strand, London, WC2N 5EH.
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
can call Equiniti on 0345 603 7037 for further details, or to arrange a trade. Lines are open Monday to Friday, 8:00am to 4:30pm for dealing, and until 5:30pm for enquiries.

National Grid plc Annual Report and Accounts 2025/26	251	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Shareholder information cont.
ShareGift: If you only have a small number of shares that would cost more for you to sell than they are worth, you may wish to consider donating them to ShareGift. ShareGift is a registered charity (No.
1052686) which specialises in accepting such shares as donations.
For more information, visit sharegift.org or contact Equiniti.
Individual Savings Accounts (ISAs): ISAs for National Grid shares are available from Equiniti. For more information, visit eqi.co.uk or contact Equiniti.
Articles of Association
The following description is a summary of the material terms of our
Articles of Association (Articles) and applicable English law. It is a summary only and is qualified in its entirety by reference to the
Articles.
The Company is proposing at the 2026 AGM to update the Articles to take account of recent market changes, including in particular reducing the time periods in respect of the sale of shares of shareholders who cannot be traced and the forfeiture of unclaimed dividends as well as to increase the borrowing limit in line with the resolution approved by the Company’s shareholders at the 2025
AGM. The Notice of Meeting for the 2026 AGM, which sets out
details of the proposed updates to the Articles, and the proposed form of the updated Articles are available on the Company’s website.
The Articles set out the Company’s internal regulations. Copies are available on our website at nationalgrid.com/corporate-governance and upon request. Updates to the Articles have to be approved by at least 75% of those voting at a general meeting of the Company.
Subject to company law and the Articles, the Directors may exercise all the powers of the Company. They may delegate authorities and decision-making and the day-to-day management to individual
Executive Directors and Committees on page 89.
General
The Company is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. Under the Companies Act 2006, the Company’s objects are unrestricted.
Directors
Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act 2006, the
Articles allow non-conflicted Directors to authorise a conflict or potential conflict for a particular matter. In doing so, the non-
conflicted Directors must act in a way they consider, in good faith, will most likely promote the success of the Company for the benefit of the shareholders as a whole.
The Directors (other than a Director acting in an executive capacity)
are paid fees for their services. In total, these fees must not exceed
£2 million per year, or any higher sum decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of the Company, or goes or lives abroad on the Company’s behalf. Directors may also receive reimbursement for expenses properly incurred and may be awarded pensions and other benefits. The compensation awarded to the
Executive Directors is determined by the People & Remuneration
Committee. Further details of Directors’ remuneration are set out in the Directors’ Remuneration Report (see pages 107-126).
The Directors may exercise all the powers of National Grid to borrow money. However, the aggregate principal amount of all the Group’s borrowings outstanding at any time must not exceed £70 billion or any other amount approved by shareholders by an ordinary resolution at a general meeting.
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
Restrictions
There are no restrictions on the transfer or sale of ordinary shares. Some of the Company’s employee share plans, details of which are contained in the Directors’ Remuneration Report starting on page 107, include restrictions on the transfer of ordinary shares while the ordinary shares are subject to the plan. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the ordinary shares but not the registered owner, the voting rights may be exercised by the registered owner at the direction of the participant. Treasury shares do not attract a vote or dividends.

National Grid plc Annual Report and Accounts 2025/26	252	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Shareholder information cont.
Variation of rights
Subject to applicable provisions of English law, the rights attached to any class of shares of National Grid may be varied or cancelled. This must be with the written consent of the holders of three quarters in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
General meetings
AGMs must be convened each year within six months of the
Company’s accounting reference date upon 21 clear days’ advance written notice. Under the Articles, any other general meeting may be convened provided at least 14 clear days’ written notice is given, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a general meeting by
shorter notice. The notice must specify, among other things, the nature of the business to be transacted and the place, the date and the time of the meeting. The 2026 AGM will be held as a combined physical and electronic meeting. Shareholders should monitor our website at nationalgrid.com/investors for any updates to the arrangements for the AGM.
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
For the period 15 May 2025 to 13 May 2026, the Company received a total of $2,941,910.67 in reimbursements from the Depositary consisting of $1,346,701.21, $437,071.50, $740,074.46 and
$418,063.50 received on 3 September 2025, 17 November 2025, 5
February 2026 and 15 April 2026 respectively. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company. Any questions from ADS holders should be directed to the Depositary at the contact details on page 250.
Description of securities other than equity securities:
Depositary fees and charges
The Depositary collects fees by deducting them from the amounts distributed or by selling a portion of distributable property for:
–delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them; and
–making distributions to investors (including, it is expected, cash dividends).
The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
The Company’s Deposit agreement under which the ADSs are issued allows a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2025/26 final dividend will
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
distributed to holders of deposited
securities that are distributed by the
Depositary to ADS holders.

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit agreement); and converting foreign currency to dollars.
Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADS or share underlying an ADS – for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.
Documents on display
National Grid is subject to the US SEC reporting requirements for foreign companies. The Company’s Form 20-F and other filings can be viewed on the website as well as the SEC website at sec.gov.
Events after the reporting period
A post balance sheet event occurred. Please see note 36 on page
211 for details.
Exchange controls
There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in Taxation on pages 253 to 255 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council
Regulations in force as at the date of this document).
Share information
National Grid ordinary shares are listed on the London Stock
Exchange under the symbol NG. The ADSs are listed on the New
York Stock Exchange under the symbol NGG.
As at 13 May 2026, the share capital of the Company consists of
5,198,968,690 ordinary shares of 12 204⁄473 pence nominal value each and ADSs, which represent five ordinary shares each.
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
during the course of an offer period. Other regulators in the UK, US and elsewhere may have, or assert, notification or approval rights over acquisitions or transfers of shares.

National Grid plc Annual Report and Accounts 2025/26	253	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Shareholder information cont.
Material interests in shares
As at 31 March 2026, National Grid plc had received notice, under the DTRs, in respect of the following holdings of 3% or more of the voting rights in its issued ordinary share capital:

	Number of ordinary shares	% of voting rights[1]	Date of last notification of interest
BlackRock, Inc.	406,584,816	8.17	25 November 2025
The Capital Group Companies, Inc.	182,521,721	4.99	7 September 2022
1.This number is calculated in relation to the issued share capital at the time the holding was disclosed.
As at 13 May 2026, no further notifications have been received.
The rights attached to ordinary shares are detailed on page 251. All ordinary shares and all major shareholders have the same voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled.
Authority to purchase shares
Shareholder approval was given at the 2025 AGM to purchase up to
10% of the Company’s share capital (being 490,143,652 ordinary shares). The Directors will seek shareholder approval to renew this authority at the 2026 AGM.
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
At the 2025 AGM, the Company sought authority to purchase
ordinary shares in the capital of the Company as part of the management of the dilutive effect of share issuances under the Scrip
Dividend Scheme. During the year, the Company did not purchase any of its own shares, and does not expect to do so while delivering strong asset growth.

	Number of shares	Total nominal value		% of called up share capital
Shares held in Treasury purchased in prior years[1]	235,493,935	£29,274,933.15	[2]	4.59	[1]
Shares purchased and held in Treasury during the year	—	—		—
Shares transferred from Treasury during the year (to employees under employee share plans)	9,952,077	£1,237,171.52	[2]	0.19	[3]
Maximum number of shares held in Treasury during the year[4]	235,493,935	£29,274,933.15	[2]	4.53	[3]
1.Called-up share capital: 5,132,617,708, ordinary shares as at 31 March 2025.
2.Nominal value: 12 204⁄473 pence per ordinary share.
3.Called-up share capital: 5,198,968,690 ordinary shares as at the date of this report.
4.Maximum number of shares held in Treasury during the year as at 31 March 2026.
As at 13 May 2026, the Company’s issued share capital comprised
5,198,968,690 ordinary shares including 223,323,555 ordinary shares held in treasury. This represented 4.30% of the Company’s called-up share capital.
Authority to allot shares
Shareholder approval was given at the 2025 AGM to allot shares of up to one third of the Company’s share capital. The Directors are seeking a similar authority this year. The Directors consider that the
Company will have sufficient flexibility with this level of authority to respond to market developments and that this authority is in line with investor guidelines.
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
Shareholder analysis
The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2026:

	Number of shareholders	% of shareholders[1]	Number of shares	% of shares[1]
1 – 50	110,405	19.40	3,400,650	0.07
51 – 100	139,365	24.49	9,787,504	0.19
101 – 500	240,965	42.35	51,388,316	0.99
501 – 1,000	37,655	6.62	26,132,299	0.50
1,001 – 10,000	37,516	6.59	93,592,577	1.80
10,001 – 50,000	1,830	0.32	33,774,743	0.65
50,001 – 100,000	237	0.04	16,867,357	0.32
100,001 – 500,000	476	0.08	116,492,275	2.24
500,001 – 1,000,000	175	0.03	125,170,494	2.41
1,000,001+	358	0.06	4,722,362,475	90.83
Total	568,982	100	5,198,968,690	100
1.Percentages have been rounded to two decimal places.
Taxation
This section provides information about certain US federal income tax and UK tax consequences for US Holders (defined below) of owning
ADSs and ordinary shares. A US Holder is the beneficial owner of
ADSs or ordinary shares who:
–is for US federal income tax purposes (1) an individual citizen or resident of the US; (2) a corporation created or organised under the laws of the US, any state thereof or the District of Columbia;

National Grid plc Annual Report and Accounts 2025/26	254	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Shareholder information cont.
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
–is not resident in the UK for UK tax purposes; and
–does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK.
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
–financial institutions;
–insurance companies;
–dealers in securities or currencies;
–investors who elect mark-to-market treatment;
–entities treated as partnerships or other pass-through entities and their partners;
–individual retirement accounts and other tax-deferred accounts;
–tax-exempt organisations;
–investors who own (directly or indirectly) 10% or more of our shares (by vote or value);
–investors who hold ADSs or ordinary shares as a position in a straddle, hedging transaction or conversion transaction;
–individual investors who have ceased to be resident in the UK for a period of five years or less;
–persons who have ceased to be US citizens or lawful permanent residents of the US; and
–US Holders whose functional currency is not the US dollar.
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
Based on our audited financial statements and the nature of our business activities, we believe that we were not treated as a Passive Foreign
Investment Company (PFIC) for US federal income tax purposes with respect to our taxable year ended 31 March 2026. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and the nature of our business activities, we do not anticipate becoming a PFIC in the foreseeable future.
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
Provided that we are not a PFIC for any taxable year during which a
US Holder holds their ADSs or ordinary shares, upon a sale or other taxable disposition of ADSs or ordinary shares, a US Holder generally will recognise a capital gain or loss for US federal income tax purposes that is equal to the difference between the US dollar value of the amount realised on the sale or other taxable disposition and the US Holder’s adjusted tax basis in the ADSs or ordinary shares.
Such capital gain or loss generally will be long-term capital gain or loss if the ADSs or ordinary shares were held for more than one year.
For non-corporate US Holders, long-term capital gain is generally taxed at a lower rate than ordinary income. A US Holder’s ability to deduct capital losses is subject to significant limitations.
US information reporting and backup withholding tax
Dividend payments made to US Holders and proceeds paid from the sale or other taxable disposition of ADSs or ordinary shares to US
Holders may be subject to information reporting to the US Internal
Revenue Service. Such payments may be subject to backup
withholding taxes if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements.
US Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of ADSs or ordinary shares. Such obligations include reporting requirements related to the holding of certain foreign financial assets.

National Grid plc Annual Report and Accounts 2025/26	255	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Shareholder information cont.
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
The rate of stamp duty or SDRT will generally be 1.5% of the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. However, there is no 1.5% SDRT charge on the issue of ordinary shares (or, where a transfer is made in the course of a ‘capital raising arrangement’, being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital) to the Depositary or the Custodian.
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
UK inheritance tax
An individual who is domiciled in the US for the purposes of the
Estate Tax Convention and who is not a UK national for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of (1) the ADSs or ordinary shares on the individual’s death or (2) a gift of the ADSs or ordinary shares during the individual’s lifetime. This is not the case where the ADSs or ordinary shares are part of the business property of the individual’s permanent establishment in the UK or relate to a fixed base in the UK of an individual who performs independent personal services.
Special rules apply to ADSs or ordinary shares held in trust. In the exceptional case where the ADSs or shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax
Convention generally provides for the tax paid in the UK to be credited against tax paid in the US or vice versa.
Capital Gains Tax (CGT) for UK resident shareholders
You can find CGT information relating to National Grid shares for UK resident shareholders on the investors section of our website
nationalgrid.com/investors.
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
Eligible employees have the opportunity to purchase ADSs in National
Grid on a monthly basis at a 15% discount to the Fair Market Value
(FMV). Under the plan, employees may contribute up to 20% of base pay each year, up to a maximum annual contribution of
$21,250, to purchase $25,000 worth of ADSs at FMV.
US Incentive Thrift Plan
The Thrift Plan is open to substantially all US employees of participating National Grid companies; this is a tax-advantaged savings plan (commonly referred to as a 401(k) plan). This is a defined contribution pension plan that gives participants the opportunity to invest up to applicable federal salary limits. Contribution limits for calendar year 2025 were: for pre-tax contributions or Roth 401(k)
after tax contributions, a maximum of 50% of salary limited to
$23,500 for those under the age of 50 and $31,000 for those aged
50 and above (except this limit was $34,750 for those aged 60-63);
and for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax, Roth 401(k) and post-tax) could not exceed 50% of compensation. The total amount of employee and employer contributions collectively were subject to the federal annual contribution limit of $70,000 for those under the age of 50 and
$77,500 for those aged 50 and above (except this limit is $81,250 for those aged 60 to 63). For calendar year 2026, participants may contribute, up to the applicable federal salary limits: for pre-tax contributions or Roth 401(k) after tax contributions, a maximum of
50% of salary limited to $24,500 for those under the age of 50 and
$32,500 for those aged 50 and above (except this limit is $35,750 for those aged 60 to 63); and for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax, Roth
401(k) and post-tax) may not exceed 50% of compensation. The total amount of employee and employer contributions collectively, in 2026, are subject to the federal annual contribution limit of $72,000 for those under the age of 50, and $80,000 for those aged 50 and above
(except this limit is $83,250 for those aged 60 to 63).
New contributions or exchanges into the National Grid ADR Fund within the plan are limited to 20% of a participant’s account balance.

National Grid plc Annual Report and Accounts 2025/26	256	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Definitions and glossary of terms
Our aim is to use plain English in this
Annual Report and Accounts. However,
where necessary, we do use a number of
technical terms and abbreviations.
We summarise the principal ones below,
together with an explanation of their
meanings. The descriptions below are not
formal legal definitions. Alternative
and regulatory performance measures are
defined on pages 236 to 247.
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
ASTI
The Accelerated Strategic Transmission Investment framework to connect 50GW of offshore generation by 2030, announced by Ofgem in December 2022. The six Wave 1 ASTI projects, currently in construction, comprise Eastern Green Link 1, Eastern Green Link 2,
Bramford to Twinstead, Yorkshire Green, North London
Reinforcements and Tilbury to Grain.
B
bps
Basis point (bp) is a unit that is equal to 1/100th of 1% and is typically used to denote the movement in a percentage-based metric such as interest rates or RoE. A 0.1% change in a percentage represents 10 basis points.
Board
The Board of Directors of the Company (for more information, see pages 91 to 93).
BritNed
BritNed Development Limited, the joint venture company operating the BritNed interconnector between The Netherlands and Great
Britain, commissioned in 2011, in which National Grid and TenneT, the Dutch national transmission operator, each hold 50% of the shares.
BSUoS
Balancing Service Use of System (charges) are revenues collected by
NESO and regulated by Ofgem.
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
Clean energy, clean power, clean generation
We use these terms in relation to energy, power or generation which when used or produced, creates little or no GHG emissions.
Climate Transition Plan (CTP)
The plan sets out our actions to meet our Group GHG reduction targets by 2030. We have committed to update the plan every three years (minimum).
The Company, the Group, National Grid, we, our or us
We use these terms to refer to either National Grid plc itself or to
National Grid plc and/or all or certain of its subsidiaries, depending on context.
Compound annual growth rate (CAGR)
The annualised rate of return representing the growth of an
investment from its initial value to its final value over a defined period, assuming reinvestment of returns.
Consolidated financial statements
Financial statements that include the results and financial position of the Company and its subsidiaries together as if they were
a single entity.
Constant currency
Constant currency basis refers to the reporting of the actual results against the results for the same period last year, which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2026, which was $1.34332 to £1. The average rate for the year ended 31
March 2025 was $1.26637 to £1, for the year ended 31 March 2024 was $1.2624 to £1, and for the year ended 31 March 2023 was
$1.2156 to £1. Assets and liabilities as at 31 March 2025 have been retranslated at the closing rate at 31 March 2026 of $1.3231 to £1.
The closing rate for the balance sheet date 31 March 2025 was
$1.29160 to £1.
Contingent liabilities
Possible obligations or potential liabilities arising from past events for which no provision has been recorded, but for which disclosure in the financial statements is made.
COP30
The 30th UN Climate Change Conference of the Parties held in
Belém, in Brazil, in November 2025 at which the Company gave various keynote speeches.
CPIH
The UK Consumer Prices Index including Owner Occupiers’ Housing
Costs as published by the Office for National Statistics.

National Grid plc Annual Report and Accounts 2025/26	257	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Definitions and glossary of terms cont.
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
DESNZ
The Department for Energy Security and Net Zero, the UK
Government department established in February 2023 and focused on energy security, climate change and the transition to a low-carbon economy.
Directors/Executive Directors/Non-executive Directors
The Directors, Executive Directors and Non-executive Directors of the Company, whose names are set out on pages 91 to 93 of
this document.
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
Employee engagement
A key performance indicator (KPI), based on the percentage of favourable responses to certain indicator questions repeated in each employee survey. We currently perform two Company-wide
employee surveys each year. It is used to measure how employees think, feel and act in relation to National Grid. Research shows that a highly engaged workforce leads to increased productivity and employee retention. We use employee engagement as a measure of organisational health in relation to business performance.
Employee Resource Group (ERG)
A voluntary, employee-led group whose aim is to foster an inclusive workplace, aligned with the organisations they serve.
Estate Tax Convention
The convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes.
F
FERC
The US Federal Energy Regulatory Commission.
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
investment.
G
Grain LNG
Grain LNG Limited, which together with another former National Grid
Subsidiary, Thamesport Interchange Limited, was sold to a joint venture of Centrica plc and Energy Capital Partners, part of
Bridgepoint Group plc, effective 28 November 2025.
Great Britain (GB)
England, Wales and Scotland.
Green capital expenditure (green capex)
Capital expenditure invested in decarbonisation of energy systems and considered to be aligned with the principles of the EU Taxonomy legislation at the date of reporting for climate change mitigation and adaptation activities. Green capital expenditure excludes any capital prepayments and equity investments in joint ventures and associates.
Green
Green refers to any economic activity aligned to the EU Taxonomy
Climate Change Delegation Act, which includes climate change adaptation and mitigation requirements. (Full alignment assessment can be found in our latest EU Taxonomy report.)
Grid for Good
Our flagship programme wherein we work with our supply chain and other partners to benefit local communities.
Gridtern
This is the term we use to describe our paid summer interns who work for the Company in the US from May/June through to August each year.
Group Principal Risk (GPR)
A principal risk faced by the Company as monitored and assessed by the Board, details of which are set out on pages 31 to 36.
GW
Gigawatt, an amount of power equal to 1 billion watts (109 watts).
GWh
Gigawatt hours, an amount of energy equivalent to delivering 1 billion watts (109 watts) of power for a period of one hour.

National Grid plc Annual Report and Accounts 2025/26	258	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Definitions and glossary of terms cont.
H
HMRC
HM Revenue & Customs, the UK tax authority.
HVDC
High-voltage, direct-current electric power transmission that uses direct current for the bulk transmission of electrical power, in contrast to the more common alternating current systems.
I
IFA
Interconnection France Angleterre, also referred to as IFA1, the first interconnector between France and Great Britain which was
commissioned in 1986, operated by National Grid and RTE, the
French national transmission operator.
IFA2
The second interconnector between France and Great Britain, which was commissioned in 2020, operated by National Grid and RTE, the
French national transmission operator.
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
National Gas Transmission
National Gas Transmission plc, the gas transmission operator for
England and Wales, formerly owned by the Company and sold to a consortium comprising, inter alia, Macquarie Asset Management and
British Columbia Investment Management Corporation. The final stake in this business was sold in September 2024.
National Grid Electricity Distribution (NGED/UK ED)
National Grid’s UK electricity distribution business, comprising
National Grid Electricity Distribution Holdings Limited and its
subsidiaries.
National Grid Electricity Transmission (NGET/UK ET)
National Grid’s UK electricity transmission business.
National Grid Renewables
National Grid’s US renewables development business, including the company formerly known as Geronimo, a leading developer of wind and solar generation based in Minneapolis, which was sold to
Brookfield Asset Management effective 30 May 2025.
National Grid Ventures (NGV)
The Group’s division that operates outside its core UK and US
Regulated businesses, comprising a broad range of activities in the
UK and US, including electricity interconnectors and energy metering, as well as being tasked with investment in adjacent businesses and distributed energy opportunities.
Net zero
Net zero means that a person, legal entity (such as a company), country or other body’s own emissions of greenhouse gases are either zero or that its remaining greenhouse gas emissions are balanced by schemes to offset, through the removal of an equivalent amount of greenhouse gases from the atmosphere, such as planting trees or using technologies like carbon capture and storage.

National Grid plc Annual Report and Accounts 2025/26	259	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Definitions and glossary of terms cont.
Nemo Link
Nemo Link Limited, the joint venture company operating the Nemo
Link interconnector between Great Britain and Belgium,
commissioned in 2019, in which National Grid and Elia Transmission, the Belgian national transmission operator, each hold 50% of the shares.
New England
The term refers to a region within the Northeastern US that includes the states of Connecticut, Maine, Massachusetts, New Hampshire,
Rhode Island and Vermont. National Grid’s New England operations are primarily in the state of Massachusetts.
NIMO
Niagara Mohawk Power Corporation.
Northeastern US
The Northeastern region of the US, comprising the states of
Connecticut, Maine, Massachusetts, New Hampshire, New Jersey,
New York, Pennsylvania, Rhode Island and Vermont.
NSL
North Sea Link, the interconnector between Norway and Great
Britain, which was commissioned in 2021, operated by National Grid and Statnett, the Norwegian national transmission operator.
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
Rights Issue
The Company’s latest equity rights issue, announced on 23 May
2024 and completed on 12 June 2024, successfully raising c.£7 billion by way of a fully underwritten issue of 1,085,448,980 new shares at 645 pence per new share on the basis of 7 new shares for every 24 existing shares. The Rights Issue price of 645 pence represented a 34.7% discount to the theoretical ex-rights price of
988 pence per ordinary share based on the closing middle-market price on 22 May 2024, adjusted for the recommended final dividend for 2023/24 of 39.12 pence per ordinary share.
RIIO
Revenue = Incentives + Innovation + Outputs, the regulatory
framework for energy networks issued by Ofgem.
RIIO-ED1
The eight-year regulatory framework for electricity distribution networks issued by Ofgem which started on 1 April 2015.
RIIO-ED2
The five-year regulatory framework for electricity distribution networks issued by Ofgem which started on 1 April 2023.
RIIO-ED3
The five-year regulatory framework for electricity distribution networks issued by Ofgem, which is expected to start on 1 April 2028.

National Grid plc Annual Report and Accounts 2025/26	260	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Definitions and glossary of terms cont.
RIIO-T1
The eight-year regulatory framework for transmission networks that was implemented in the eight-year price controls which started on
1 April 2013.
RIIO-T2
The five-year regulatory framework for transmission networks issued by Ofgem which started on 1 April 2021.
RIIO-T3
The five-year regulatory framework for transmission networks issued by Ofgem which started on 1 April 2026.
RPI
The UK retail price index as published by the Office for National
Statistics.
S
Science-Based Targets (SBTs)
SBTs provide companies with a clearly defined path to reduce greenhouse gas emissions in line with the Paris Agreement goals.
More than 4,000 businesses around the world are already working with the Science Based Targets initiative (SBTi).
Science Based Targets initiative (SBTi) validation
To achieve SBTi validation, a company’s emissions reduction targets must align with the latest climate science, be ambitious in
contributing to limiting global warming, and use a robust
methodology. The SBTi reviews submissions to assess compliance, and validated targets receive official recognition. This validation showcases the company’s commitment to addressing climate
change and aligning with global climate goals.
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
SF6
Sulphur hexafluoride is an inorganic, colourless, odourless and non-
flammable greenhouse gas. SF6 is used in the electricity industry as a gaseous dielectric medium for high-voltage circuit breakers, switchgear and other electrical equipment. The Kyoto Protocol estimated that the global warming potential over 100 years of SF6 is
23,900 times more potent than that of CO2.
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
A body established in 2015 comprising 31 members from across the
G20. In 2017 the TCFD released its climate-related disclosure recommendations and in 2022 TCFD disclosures became mandatory for UK premium listed companies. In 2023 the task force disbanded, with its monitoring responsibilities taken over by the IFRS Foundation, whose role is to develop recommendations for more informed
investment and enable stakeholders to better understand the
concentrations of carbon-related assets in the financial sector and the financial system’s exposures to climate-related risk.
Tax convention
The income tax convention between the US and the UK.
Taxes borne
Those taxes that represent a cost to the Company and are reflected in our results.
Taxes collected
Those taxes that are generated by our operations but do not affect our results. We generate the commercial activity giving rise to these taxes and then collect and administer them on behalf of tax
authorities.
TCFD recommendations or recommended disclosures
The 11 recommended disclosures set out in the June 2017 TCFD report entitled ‘Recommendations of the Task Force on Climate-
related Financial Disclosures’.
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
TWh
Terawatt hours, an amount of energy equivalent to delivering 1 trillion watts (1012 watts) of power for a period of one hour.

National Grid plc Annual Report and Accounts 2025/26	261	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Definitions and glossary of terms cont.
U
UK
The United Kingdom, comprising England, Wales, Scotland and
Northern Ireland.
UK Corporate Governance Code (the ‘2024 Code’)
Guidance, issued by the Financial Reporting Council in 2024, on how companies should be governed, applicable to UK listed companies, including National Grid, in respect of reporting periods starting on or after 1 January 2025, with Provision 29 applicable to financial years beginning on or after 1 January 2026.
UK Electricity Distribution (UK ED/NGED)
National Grid’s UK electricity distribution business, formerly known as
WPD, comprising Western Power Distribution Holding Company
Limited and its subsidiaries.
UK Electricity Transmission (UK ET/NGET)
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
US state regulators (state utility commissions)
In the US, public utilities’ retail transactions are regulated by state utility commissions, including the New York Public Service
Commission (NYPSC) and the Massachusetts Department of Public
Utilities (MADPU).
V
Viking Link
The interconnector between Denmark and Great Britain, which was commissioned in 2023, operated by National Grid and Energinet, the
Danish national transmission operator.

National Grid plc Annual Report and Accounts 2025/26	262	Strategic Report	Corporate Governance	Financial Statements	Additional Information

Cautionary statement
This document comprises the Annual Report and Accounts for the year ended 31 March 2026 for
National Grid plc and its subsidiaries.
It contains the Directors’ Report and Financial Statements, together with the independent auditor’s report thereon, as required by the Companies Act 2006. The Directors’ Report, comprising pages 1 to 126 and
219 to 261, has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of section 27A of the
Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’,
‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’,
‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references sustainability-related targets and sustainability-related risks
(including climate-related targets and climate-related risks) which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long-term scenarios which are subject to significant uncertainty and change.
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
breaches of, or changes in, environmental, climate change, and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of our activities; network failure or interruption, the inability to carry out critical non-network operations, and damage to infrastructure, due to adverse weather conditions, including the impact of major storms as well as the results of climate change, or due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of our systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings including affordability considerations, as well as against targets and standards designed to support our role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company.
Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in our regulated businesses and whether aspects of our activities are contestable; the funding requirements and performance of our pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with our employees or breaches of laws or regulations by our employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology, including AI; the risk that global actions may not be effective in transitioning to net zero and in managing relevant ESG risks, including in particular climate, nature-related and human rights risks; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources, which may result in the Company’s failure to achieve the expected benefits of its strategic priorities; and the need to grow our business to deliver our strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities)
relating to business development activity, our strategic infrastructure projects and joint ventures.
Furthermore, in preparing the ESG-related information contained in this document, National Grid has made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. In addition, the climate scenarios and the models that analyse such scenarios, have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty, and cannot fully capture all of the potential effects of climate, policy and technology driven outcomes. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess, and our disclosures are limited by the consistent availability of high-quality data. Whilst we expect data quality to improve over time, there may be unexpected fluctuations year-on-year, and/or differences between the quality of the data obtained, which could result in revisions to reported data going forward, meaning that such data may not be reconcilable or comparable year-on-year. We expect industry guidance, market practice, and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty.
In the light of uncertainty as to the nature of future policy and market response to climate change, including between regions, and the effectiveness of any such response, National Grid may have to re-
evaluate its progress towards its ESG ambitions, commitments and targets in the future, update the methodologies it uses or alter is approach to ESG and climate analysis and may be required to amend, update and recalculate its ESG disclosures and assessments in the future, as market practice and data quality and availability develops rapidly. In addition, the methodologies National Grid uses may develop over time in line with market practice, regulation and/or developments in science, where applicable. Such developments could result in revisions to reported data and lack of reconcilability or comparability.
For further details regarding these and other assumptions, risks and uncertainties that may affect National
Grid, please read the Strategic Report and the risk factors on pages 226 to 232 of this document. In addition, new factors emerge from time to time, and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.
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

National Grid plc
1–3 Strand
London WC2N 5EH
United Kingdom
nationalgrid.com

Further Information

Share ownership

At 1 June 2026, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarises significant changes in the percentage ownership held by our major shareholders since 1 April 2025. The disclosure of certain major and significant shareholdings in the share capital of the company is governed by applicable legal requirements. The following disclosure is derived from notifications made under the Companies Act 2006, the UK Financial Conduct Authority’s Disclosure Guidance, Transparency Rules (DTR) and, where more timely, the US Securities Exchange Act of 1934.

BlackRock, Inc. held 8.5% of our outstanding share capital as at 1 April 2025. Such holdings decreased to 8.17% as at 25 November 2025. As noted on page 253 of the Annual Report, such holdings remained unchanged as at 31 March 2026. Such holdings increased to 8.42% as at 25 May 2026 and remained unchanged as at 1 June 2026.
Bank of America corporation held 5.60% of our outstanding share capital as at 1 April 2025. On 30 May 2025, we received notification that such holdings decreased below 3.00% of our outstanding share capital, and we have not received any notification that such holding has changed since that date.
Since 31 March 2026, we have not been notified of any other significant change in the percentage ownership held by our major shareholders.
Material interest in American Depositary Shares

As at 1 June 2026, we had 10,191 registered holders of our American Depositary Shares (ADSs) representing ownership of 8.63% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 1 June 2026, based on information available to us, we believe that approximately 8.63% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

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

NONE

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of National Grid plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of National Grid plc and its subsidiaries (together the “Group”) as at 31 March 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended 31 March 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 March 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at 31 March 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 13 May 2026, expressed an unqualified opinion on the Group’s internal control over financial reporting.
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
At 31 March 2026, the Group has £2,011 million of environmental provisions in the United States (“US”) relating to a number of sites owned and managed by the Group, together with certain sites which are no longer owned.
We have identified the US environmental provisioning at certain sites as a key audit matter due to the complexities in estimating the future cost of remediation.
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

The audit procedures required to evaluate the reasonableness of management’s estimates and assumptions required a high degree of auditor judgement and an increased extent of effort. Key estimates and assumptions included:
•the impact of changes in regulation or the environmental agencies’ interpretation and implementation of the regulations;
•the extent of contamination identified and modelled from ongoing exploratory and remediation works;
•the form, timing, extent, and associated cost of remediation needed; and
•the allocation of responsibility for remediation.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the forecasts of future cash flows of the Superfund and certain legacy MGP sites for US environmental provisions included the following, among others:
•We tested the effectiveness of controls over management’s compilation of its forecast cash flows.
•We completed public domain searches on federal databases across all Group subsidiaries’ sites to determine whether any relevant costs or applicable sites were omitted. We further checked for the latest regulatory changes at the federal and local level, and precedent from remediation plans recently agreed with the environmental agencies, to determine any indication of changing requirements;
•We evaluated the results of ongoing environmental testing for potential non-compliance or evidence that the existing or planned remediation activities would require revision or enhancement; and
•We performed additional procedures regarding the uncertainty over the allocation of responsibilities between the Potentially Responsible Parties (“PRPs”);
◦We made enquiries of the US internal legal counsel and obtained analysis directly from external legal counsel to understand potential changes to previously determined PRP positions, including shifts in liability, new legal interpretations, or ongoing negotiations that could impact the Group's share of responsibility;
◦We evaluated settlements reached in the current period with PRPs and analysed compliance with funding contributions requests, comparing the terms and outcomes to the Group's assumed shares of responsibility;
◦We evaluated publicly available financial statement information and disclosures for a selection of PRPs to identify contradictory evidence regarding their assumed share percentages and to assess their financial viability, which could impact their ability to fulfil their allocated responsibilities; and
◦We assessed the extent to which the evidence obtained demonstrated that the allocations will be substantially followed by all parties.
•We worked with our environmental specialists to assist us in evaluating the associated cost of remediation. Procedures included:
◦Agreeing the proposed remediation activities to technical engineering studies agreed with the environmental agencies;
◦Considering the latest correspondence with the environmental agencies where remediation plans are yet to be agreed; and
◦Agreeing costings to third-party contracts and estimates where available.

/s/ Deloitte LLP
London, United Kingdom 13 May 2026
We have served as the Group’s auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of National Grid plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of National Grid plc and subsidiaries (together the “Group”) as of 31 March 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 March 2026, of the Group and our report dated 13 May 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
13 May 2026

Description
1.1	Articles of Association of National Grid plc as amended by Special Resolution passed on 26 July 2021. (Exhibit 1.1 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

2(a)
Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)
Incorporated by reference

2(b).1
Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).2
Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).6 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).3
Amended and Restated Trust Deed relating to National Grid North America Inc.'s €8,000,000,000 Euro Medium Term Note Programme arranged by HSBC Bank plc dated 21 August 2025 between National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c.
Filed herewith

2(b).4
Amended and Restated Trust Deed relating to National Grid Electricity Transmission plc €20,000,000,000 Euro Medium Term Note Programme arranged by HSBC Bank plc dated 19 August 2025 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c.
Filed herewith

2(b).5
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

2(b).17
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
Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).5	Service Agreement among National Grid plc and Andrew Agg dated 21 December 2018. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).6	Service Agreement among National Grid plc and Zoë Yujnovich dated 1 May 2025	Filed herewith

4(c).7	Letter of Appointment—Jacqui Ferguson (Exhibit 4(c).6 to National Grid plc Form 20-F dated 29 May 2025 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Earl Shipp. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Jonathan Silver. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Elizabeth (Liz) Hewitt. (Exhibit 4(c).16 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Paula Rosput Reynolds. (Exhibit 4(c).17 to National Grid plc Form 20-F dated 8 June 2021 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Lord Ian Livingston. (Exhibit 4(c).18 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Anne Robinson. (Exhibit 4(c).19 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).14	Letter of Appointment—Tony Wood. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).15	Letter of Appointment—Martha Wyrsch (Exhibit 4(c).21 to National Grid plc Form 20-F dated 7 June 2022 File No. 1-14958)	Incorporated by reference

4(c).16	Letter of Appointment —Iain Mackay (exhibit 4(c).17 to National Grid plc Form 20-F dated 6 June 2023 File No. 1-14958)	Incorporated by reference

4(c).17	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).23	National Grid USA Companies’ Defined Contribution Supplemental Executive Retirement Plan. (Exhibit 4.2 to National Grid plc S-8 dated 23 October 2012 File No. 333-184558)	Incorporated by reference

8
List of subsidiaries - The list of the Company’s significant subsidiaries as of 31 March 2026 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint venture and associates—Subsidiary undertakings” on pages 206-209 included in the Annual Report on Form 20-F for the financial year ended 31 March 2025. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2026.
Filed herewith

11(b)	Share Dealing Policy (Exhibit 11(b) to National Grid plc Form 20-F dated 29 May 2026 File No. 1-14958)	Incorporated by reference

12.1	Certification of Zoë Yujnovich pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.2	Certification of Andrew Agg pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

13.1
Certifications of Zoë Yujnovich and Andrew Agg furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).
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
3 June 2026